Form 10-K, Exhibit 13
period 1999-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2000-03-30
CIK 1085706

Selected Financial Data
                                                                               Year Ended December 31,
(dollars in thousands, except per share data)                 1999           1998          1997          1996          1995
BALANCE SHEET DATA:
Total assets                                          $    378,913   $    319,323  $    239,829  $    198,282  $    159,769
Loans held for sale                                          5,301          5,641         6,816        12,953             0
Loans receivable (gross)                                   216,105        167,121       134,459       103,739       100,361
Securities available for sale                               84,652         96,993        48,512        43,088        22,249
Securities held to maturity                                 29,039         11,493        12,239        13,524        11,037
Federal funds sold                                               0         11,900        14,325         3,850        12,875
Deposits                                                   348,546        297,737       220,224       182,572       145,957
Long-term debt and other borrowed money                      8,300              0             0         1,000         1,000
Stockholders' equity                                        20,378         20,445        18,318        13,275        11,806

INCOME STATEMENT:
Net interest income                                   $     14,676   $     11,276  $      9,308  $      7,851  $      7,226
Provision for loan losses                                      762            542           150            90           170
Noninterest income                                           4,531          4,055         2,740         1,700         1,258
Noninterest operating expenses                              13,729         11,465         9,078         7,079         6,126
Income before income taxes                                   4,716          3,324         2,820         2,382         2,188
Net income                                                   3,103          2,218         1,892         1,602         1,473

PER COMMON SHARE DATA:
Net income:     Basic                                       $1.85          $1.31          $1.20         $1.12         $1.25
                Diluted                                      1.72           1.21           1.09          1.05          1.19
Book value                                                  11.76          11.87          10.63          8.96          7.95

SELECTED PERFORMANCE RATIOS:
Return on average assets                                     0.89%          0.80%          0.91%         0.94%         1.05%
Return on average stockholders' equity                      15.18          11.50          11.86         12.77         16.88
Net interest margin                                          4.59           4.49           4.92          5.05          5.57

SELECTED LIQUIDITY AND CAPITAL RATIOS:
Average loans to average deposits                           60.24%         60.26%         63.83%        69.29%        68.87%
Stockholders' equity to total year-end assets                5.38           6.40           7.64          6.70          7.39
Risk based capital:      Tier 1                              9.91          10.83          12.20         11.44         11.57
                         Total                              11.12          12.02          13.36         13.29         13.62
                         Leverage ratio                      6.28           6.50           7.85          7.10          7.79

ASSET QUALITY:
Net charge-offs to average loans outstanding                 0.08%          0.01%          0.11%        (0.05)%        0.08%
Nonperforming loans to total year-end loans                  0.32           0.16           0.43          0.37          0.16
Nonperforming assets to total year-end assets                0.18           0.09           0.35          0.19          0.10
Allowance for loan losses to total year-end loans            1.31           1.34           1.26          1.62          1.54
Allowance for loan losses to nonperforming loans           415.35         808.70         290.92        436.27        941.46

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's financial statements and accompanying notes.

1999 OVERVIEW

1999 was highlighted by another year of continued strong financial performance for Commerce Bank and by the formation of Pennsylvania Commerce Bancorp, Inc., a Pennsylvania business corporation which reorganized Commerce into a one-bank holding company. Total assets grew by $60 million, or 19%, to $379 million and total deposits increased $51 million, or 17%, to $349 million. Total loans also experienced strong growth of $49 million, or 28%, in 1999 from $172 million to $221 million.

Net income was up a record 40% in 1999 to $3.1 million from $2.2 million for 1998 and total revenues increased by 25% to a record level of $19.2 million. Diluted net income per common share increased 42% to $1.72 from $1.21 per share in 1998 (after adjusting for a 5% common stock dividend declared in January
2000).

The formation of Pennsylvania Commerce Bancorp, Inc., a one-bank holding company became effective July 1, 1999. The holding company structure will provide Commerce with the flexibility necessary to continue expanding, opening new branches and to pursue other future opportunities for growth. The holding company exchanged one (1) share of its common stock for each share of Commerce Bank common stock in a tax-free exchange. The Reorganization was accounted for as a pooling of interests and received regulatory and shareholder approvals.

RESULTS OF OPERATIONS

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 1999, 1998 and 1997 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 1999, average interest earning assets were $319.7 million, an increase of $68.3 million, or 27%, over 1998. This was the result of an increase in the average balance of securities of $30.7 million and an increase in the average balance of loans receivable of $40.8 million. The growth was funded by an increase in the average balance of deposits of $67.4 million.

The yield on total interest earning assets decreased by 26 basis points in 1999 to 7.70%. The decrease resulted primarily from decreased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 1999 as compared to 1998.

The aggregate cost of interest-bearing liabilities decreased 41 basis points in 1999 to 3.81% from 4.22% in 1998. The average rate paid on savings deposits decreased by 50 basis points, from 3.40% in 1998 to 2.90% in 1999 and the average rate paid on time deposits was 5.04%, down 42 basis points from 1998. Conversely, the average rate paid on interest checking accounts, increased from 2.69% in 1998 to 3.76% in 1999. The average rate paid on public funds time deposits decreased by 38 basis points in 1999. The majority of the Company's public funds are deposits of the Commonwealth of Pennsylvania and local school districts and municipalities. These deposits are repriced at maturity based upon an average of rates paid for comparable time deposits by several financial institutions in the Central Pennsylvania market.

The Company's aggregate cost of funding sources decreased 37 basis points in 1999 to 3.11% from 3.48%. This is primarily the result of the decrease in the average rate paid on total interest bearing deposits combined with a 29% increase in average noninterest-bearing deposits.


TABLE 1
-------------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,

(dollars in thousands)                        1999                            1998                            1997
-------------------------------------------------------------------------------------------------------------------------------

                                  Average              Average    Average             Average     Average              Average
Earning Assets                    Balance   Interest    Rate      Balance   Interest   Rate       Balance   Interest    Rate
-------------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable                     $  114,992  $   7,405   6.44%   $   84,056  $   5,593   6.65%    $   56,820  $   3,995   7.03%
   Tax-exempt                           0          0   0.00           150          7   4.61            747         35   4.68
-------------------------------------------------------------------------------------------------------------------------------
Total securities                  114,992      7,405   6.44        84,206      5,600   6.65         57,567      4,030   7.00
Federal funds sold                  9,129        447   4.83        12,420        658   5.23          9,778        540   5.52
Loans receivable:
   Mortgage
     and construction             136,325     11,685   8.57       110,033      9,836   8.94         86,539      8,028   9.28
   Commercial loans
     and lines of credit           36,267      3,254   8.97        23,539      2,193   9.32         17,278      1,651   9.55
   Consumer                        22,629      1,806   7.98        20,755      1,709   8.23         17,188      1,435   8.35
   Tax-exempt                         365         20   5.52           415         23   5.52            832         62   7.51
-------------------------------------------------------------------------------------------------------------------------------
Total loans receivable            195,586     16,765   8.57       154,742     13,761   8.89        121,837     11,176   9.17
-------------------------------------------------------------------------------------------------------------------------------
Total earning assets           $  319,707  $  24,617   7.70%   $  251,368  $  20,019   7.96%    $  189,182  $  15,746   8.32%
-------------------------------------------------------------------------------------------------------------------------------
Sources of Funds
Interest-bearing deposits:
   Regular savings             $   78,465  $   2,272   2.90%   $   69,959  $   2,378   3.40%    $   63,100  $   2,429   3.85%
   Interest checking                9,779        368   3.76        27,842        750   2.69         25,850        668   2.59
   Money market                    49,855      1,111   2.23        11,081        249   2.25          3,036         80   2.63
   Time deposits                  107,928      5,444   5.04        89,452      4,880   5.46         57,449      3,144   5.47
   Public funds time               14,105        721   5.11         8,835        486   5.49          1,489         80   5.40
-------------------------------------------------------------------------------------------------------------------------------
Total interest-
   bearing deposits               260,132      9,916   3.81       207,169      8,743   4.22        150,924      6,401   4.24
-------------------------------------------------------------------------------------------------------------------------------
Short-term borrowings                 460         25   5.35             0          0   0.00            197         11   5.58
Long-term debt                          0          0   0.00             0          0   0.00            159         26  16.35
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   liabilities                    260,592      9,941   3.81       207,169      8,743   4.22        151,280      6,438   4.26
Noninterest-bearing
   funds (net)                     59,115                          44,199                           37,902
-------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
   earning assets              $  319,707      9,941   3.11    $  251,368      8,743   3.48     $  189,182      6,438   3.40
-------------------------------------------------------------------------------------------------------------------------------
Net interest income
   and margin                              $  14,676   4.59%               $  11,276   4.49%                $   9,308   4.92%
-------------------------------------------------------------------------------------------------------------------------------
Other Balances
Cash & due from banks          $   12,740                      $   11,787                       $    8,748
Other assets                       16,122                          14,746                           10,966
Total assets                      348,569                         277,901                          208,896
Noninterest-bearing
   demand deposits                 64,082                          49,636                           39,951
Other liabilities                   3,459                           1,816                            1,709
Stockholders' equity               20,436                          19,280                           15,956
-------------------------------------------------------------------------------------------------------------------------------
Notes:  Nonaccrual  loans  have been  included  in the  average  loan  balances.
Securities  include  securities  available  for  sale  and  securities  held  to maturity.  Securities  available  for sale are  carried  at  amortized  cost for purposes of calculating the average rate received on taxable  securities  above.
Yields on tax-exempt securities are not computed on a taxable equivalent basis.

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on assets and interest expense incurred on liabilities used to fund those assets. Interest earning assets primarily include loans and securities. Liabilities used to fund such assets include deposits and borrowed funds. Changes in net interest income and margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs.

Net interest income for 1999 increased $3.4 million, or 30%, over 1998 to $14.7 million. Interest income on earning assets totaled $24.6 million, an increase of $4.6 million, or 23%, over 1998. The majority of this increase was related to volume increases in the securities and loans receivable portfolios. Interest expense for 1999 increased by $1.2 million, or 14%, to $9.9 million from $8.7 million.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The Company's net interest rate spread increased to 3.89% in 1999 from 3.74% in 1998 and the net interest margin increased 10 basis points from 4.49% to 4.59%.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.

TABLE 2
-------------------------------------------------------------------------------------------------------------------------------
                                                             1999 v. 1998                                1998 v. 1997
                                                          Increase (Decrease)                         Increase (Decrease)
                                                         Due to Changes in (1)                       Due to Changes in (1)
(in thousands)                                     Volume        Rate       Total             Volume         Rate       Total
-------------------------------------------------------------------------------------------------------------------------------
Interest on securities:
       Taxable                                       $1,988       $(176)     $1,812              $1,813       $(215)     $1,598
       Tax-exempt                                        (7)          0          (7)                (28)          0         (28)
Federal funds sold                                     (161)        (50)       (211)                139         (21)        118
Interest on loans receivable:
       Mortgage and construction                      2,256        (407)      1,849               2,100        (292)      1,808
       Commercial                                     1,143         (82)      1,061                 583         (41)        542
       Consumer                                         149         (52)         97                 293         (19)        274
       Tax-exempt                                        (3)          0          (3)                (22)        (17)        (39)
-------------------------------------------------------------------------------------------------------------------------------
Total interest income                                 5,365        (767)      4,598               4,878        (605)      4,273
-------------------------------------------------------------------------------------------------------------------------------
Interest expense:
       Regular savings                                  244        (350)       (106)                232        (283)        (51)
       Interest checking                               (680)        298        (382)                 56          26          82
       Money market plus                                864          (2)        862                 181         (12)        169
       Time deposits                                    940        (376)        564               1,742          (6)      1,736
       Public funds                                     269         (34)        235                 405           1         406
Short-term borrowings                                    25           0          25                 (11)          0         (11)
Long-term debt                                            0           0           0                 (26)          0         (26)
-------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                1,662        (464)      1,198               2,579        (274)      2,305
-------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                              $3,703       $(303)     $3,400              $2,299       $(331)     $1,968
-------------------------------------------------------------------------------------------------------------------------------
(1)Changes due to both volume and rate have been allocated to volume changes.

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Noninterest Income

Noninterest income for 1999 increased by $476,000, or 12%, over 1998 to $4.5 million. The increase was due primarily to increased "core" other operating income, which rose $728,000, or 23%, from 1998. This increase was attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $654,000 in 1999 and $500,000 in 1998 on the sale of residential, student, and Small Business Administration loans. Also included in noninterest income were net securities gains of $1,000 for 1999 and $386,000 for 1998. The Company recorded losses of $27,000 and $6,000 in 1999 and 1998 respectively on the sale of Other Real Estate Owned (OREO), net of expenses.

Noninterest Expenses

Noninterest expenses totaled $13.7 million for 1999, an increase of $2.3 million, or 20%, over 1998. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two Loan Production Offices in December 1998. Also contributing to the increase was the full-year impact of the two branch offices that opened in April and August 1998. A comparison of noninterest expense for certain categories for 1999 and 1998 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $1.1 million, or 22%, in 1999 over 1998. This increase was consistent with an increase in the level of full-time equivalent employees from 206 at December 31, 1998 to 231 at year-end 1999. The increased level of expenses includes the full-year impact of salary and benefit costs associated with the additional staff for the two new branch offices opened in April and August 1998.

Occupancy expenses totaled $1.7 million in 1999, an increase of $203,000, or 14%, over 1998 while furniture and equipment expenses increased by $90,000, or 11%, to $937,000. The full-year impact of the two branch offices opened in 1998 along with the two Loan Production Offices opened in December 1998, contributed to the increases in occupancy and furniture and equipment expenses in 1999 over 1998.

Advertising and marketing expenses were $1.3 million for 1999, an increase of $214,000, or 20%, over 1998. The increase was primarily the result of increased advertising efforts in each of the Company's markets. Going forward, the Company will continue to have multiple markets in which to advertise its products.

Data processing expenses increased by $164,000, or 21%, in 1999 over 1998. The increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced combined with the costs associated with the increased volume of users of our Home Banking product. The Home Banking product is offered to our customers at no charge. Also included in the increase were expenses of $60,000 incurred with development and implementation of the Company's new website, www.commercepc.com.

Postage and supplies expenses of $529,000 were $58,000, or 12%, higher than the prior year. The increase in postage expenses resulted from the growth in the number of account statements mailed to customers. The increase in supplies expense was a result of increased usage of such items related to additional staff levels as well as an increase in the number of accounts serviced.

Audits, regulatory fees, and assessments for 1999 increased by $60,000, or 30%, from 1998. The primary reason was the increase in the yearly assessment by the Office of the Comptroller of the Currency for examinations. The assessment calculation, which is based on deposit size, continues to increase as the Company's deposit balances grow.

Other noninterest expenses totaled $2.0 million for 1999, compared to $1.6 million for 1998. The majority of this increase was due to the following:

o    increased provisions for non-credit related losses

o increased correspondent bank charges due to an increase in the volume of items processed, and

o one time nonrecurring expenses associated with the formation of the new Holding Company, Pennsylvania Commerce Bancorp, Inc.

The Company's current strategic plan calls for the construction of two additional new branches in 2000. The costs associated with these planned offices will continue to result in higher levels of staff, facilities, and related expenses in 2000 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. Net noninterest expenses
equal  noninterest   expenses   (excluding  other

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

real estate expenses) less noninterest income (exclusive of non-recurring gains). This ratio equaled 2.75% for 1999, compared to 2.80% for 1998. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). For 1999, the operating efficiency ratio was 73.0%, compared to 76.7% for 1998.

Provision for Federal Income Taxes

The provision for federal income taxes was $1.6 million for 1999, compared to $1.1 million for 1998. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 34% in 1999 and 33% in 1998. The tax rate for 1998 was less than the federal statutory rate of 34%, primarily because of tax-exempt securities and loan income. Reference should be made to Note 10 of the Notes to Financial Statements for an additional analysis of the provision for income taxes for 1999 and 1998.

In accordance with Statement of Financial  Accounting Standard No. 109 (SFAS No.
109), "Accounting for Income Taxes", income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 1999, deferred tax assets amounted to $2.5 million and deferred tax liabilities amounted to $277,000. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences.

Net Income and Net Income Per Share

Net income for 1999 rose to a record $3.1 million, an increase of $885,000, or 40%, over the $2.2 million recorded in 1998. This increase was due to an increase in net interest income of $3.4 million and an increase in noninterest income of $476,000, offset by an increase in the provision for loan losses of $220,000, an increase in noninterest expenses of $2.3 million, and an increase of $507,000 in the provision for income taxes.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2000, increased by 41% to $1.85 per share, compared to $1.31 in 1998. Diluted earnings per common share were $1.72 for 1999 and $1.21 for 1998 after adjusting for the 5% common stock dividend declared in January 2000. Reference should be made to Note 12 in the Notes to Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures the Company's net income in relation to its total average assets. The Company's ROA for 1999 was 0.89%, compared to 0.80% in 1998.

For purposes of calculating ROA, average assets have been adjusted to exclude the effect of net unrealized gains (losses) on securities available for sale.

Return on average equity (ROE) indicates how effectively the Company can generate net income on the capital invested by its stockholders. ROE is calculated by dividing net income by average stockholders' equity. For purposes of calculating ROE, average stockholders' equity includes the effect of unrealized gains (losses), net of income taxes, on securities available for sale. Reference should be made to Note 3 in the Notes to Financial Statements for an analysis of securities available for sale. The Company's ROE for 1999 was 15.18%, a 32% increase over the 11.50% for 1998.

RESULTS OF OPERATIONS                                           1998 VERSUS 1997

Net income for 1998 was $2.2 million, an increase of $326,000, or 17%, over the $1.9 million recorded in 1997.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2000 and 1999, increased by 9% to $1.31 per share, compared to $1.20 per common share for 1997. Diluted earnings per common share were $1.21 for 1998 and $1.09 for 1997 after adjusting for the 5% common stock dividends declared in January 2000 and 1999.

Net interest income for 1998 was $11.3 million, up $2.0 million, or 21%, over 1997. Interest income on earning assets totaled $20.0 million, an increase of $4.3 million, or 27%, over 1997. Interest expense for 1998 increased by $2.3 million, or 36%, to $8.7 million from $6.4 million.

The Company's net interest rate spread decreased to 3.74% in 1998 from 4.06% in 1997 and the net interest margin

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

decreased  by 43 basis points from 4.92% to 4.49%.

Noninterest income for 1998 increased by $1.3 million, or 48%, over 1997 to $4.1 million. Included in noninterest income for 1998 were gains of $500,000 compared to $501,000 in 1997. Also included in noninterest income were securities gains of $386,000 for 1998 and $39,000 for 1997. The Company recorded a loss of $6,000 in 1998 and a gain of $46,000 on the sale of OREO, net of expenses, in 1997.

Excluding the above mentioned items, recurring noninterest income increased by $1.0 million, or 47%, in 1998 over 1997. The increase was attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Noninterest expenses totaled $11.5 million for 1998, an increase of $2.4 million, or 26%, over 1997. The addition of two new branch offices in 1998 and the full-year impact of the two branch offices opened in 1997 contributed to the increases in noninterest expenses in 1998 over 1997.

Salary expenses and employee benefits increased by $1.2 million, or 33%, in 1998 over 1997. This increase was consistent with the increase in the level of full-time equivalent employees from 169 at December 31, 1997 to 206 at year-end 1998. Occupancy expenses totaled $1.4 million in 1998, an increase of $234,000, or 19%, over 1997, while furniture and equipment expenses increased by $173,000, or 26%, to $847,000.

Advertising and marketing expenses were $1.0 million for 1998, an increase of $105,000, or 11%, over 1997. Data processing expenses increased by $140,000, or 22%, in 1998 over 1997. Postage and supplies expenses of $471,000 were $106,000, or 29%, higher than the prior year.

Audits, regulatory fees, and assessments for 1998 increased by $15,000, or 8%, from 1997. Other noninterest expenses totaled $1.6 million for 1998, compared to $1.3 million for 1997. The increase was attributable to increased telephone expenses and loan expenses.

FINANCIAL CONDITION

Securities

Securities are purchased and sold as part of the overall asset and liability management function at Pennsylvania Commerce Bancorp, Inc. The classification of all securities is determined at the time of purchase. Securities expected to be held for an indefinite period of time are classified as securities available for sale and are carried at fair value. Decisions by management to purchase or sell these securities are based on an assessment of financial and economic conditions, including changes in prepayment risks and interest rates, liquidity needs, capital adequacy, collateral requirements for pledging, alternative asset and liability management strategies, tax considerations, and regulatory requirements.

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. Reference should be made to Note 3 in the Notes to Financial Statements for further analysis of the Company's securities portfolio.

The Company's securities portfolio, which includes both the available for sale and held to maturity securities, consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government. These investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated average life of the securities. Changes in the estimated average life of the securities

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's securities yields.

At December 31, 1999, the weighted average life of the Company's securities portfolio was 5.4 years compared to 4.0 years at December 31, 1998. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. U.S. Government mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. The Company's securities portfolio contained no "high-risk" securities or derivatives as of December 31, 1999 or 1998.

Securities available for sale decreased by $7.5 million in 1999 (excluding the effect of unrealized gains or losses) primarily as a result of purchases of $12.6 million offset by principal repayments and maturities of $14.5 million and proceeds from sales of $5.4 million. The securities available for sale portfolio is comprised of U.S. Treasury securities, U.S. Government Agency securities, mortgage-backed securities, corporate debt securities, and equity securities. At December 31, 1999, the unrealized depreciation in securities available for sale included in stockholders' equity totaled $3.0 million, net of tax, compared to unrealized appreciation of $214,000, net of tax, at December 31, 1998. The weighted average maturity of the securities available for sale portfolio was 5.1 years at December 31, 1999, with a weighted average yield of 6.63%.

During 1999, securities held to maturity increased by $17.5 million as a result of purchases of $20.0 million of mortgage-backed securities offset by principal repayments of $2.5 million. The securities held in this portfolio include U.S. Government Agency securities, and mortgage-backed securities. The weighted average maturity of the securities held to maturity portfolio was 6.4 years at December 31, 1999, with a weighted average yield of 6.50%.

In concert with the Company's liquidity and asset/liability management strategies, $5.4 million of mortgage-backed securities were sold in 1999 at a net pre-tax gain of $1,000. The proceeds of the sale were used to purchase shorter term mortgage-backed securities in order to reduce the Company's interest rate. The contractual maturity distribution and weighted average yield of the Company's available for sale and held to maturity portfolios at December 31, 1999 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax effected on tax-exempt obligations.

TABLE 3
-------------------------------------------------------------------------------------------------------------------------------
December 31, 1999            Due Under 1 Year    Due 1-5 Years       Due 5-10 Years      Due Over 10 Years          Total
-------------------------------------------------------------------------------------------------------------------------------
 (in thousands)                Amount/Yield      Amount/Yield         Amount/Yield         Amount/Yield         Amount/Yield
-------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government:
   Treasury securities       $  1,004  5.63%    $ 1,001    5.82%                                             $   2,005   5.72%
   Agency obligations                             2,000    6.10    $   7,999    6.61%   $  14,000   6.74%       23,999   6.64
   Agency mortgage-
      backed obligations                            347    6.17        2,126    6.34       55,435   6.63        57,908   6.62
Corporate debt securities                                                                   3,154   7.72         3,154   7.72
Equity securities                                                                           2,130   6.28         2,130   6.28
--------------------------------------------------------------------------------------------------------------------------------
Total available for sale     $  1,004  5.63%    $ 3,348    6.02%   $  10,125    6.55%   $  74,719   6.69%    $  89,196   6.63%
--------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government:
   Agency obligations                           $ 1,998    6.23%   $   3,000    6.14%   $   1,000   7.00%    $   5,998   6.31%
   Agency mortgage-
      backed obligations                                               6,338    6.20       16,703   6.67        23,041   6.54
--------------------------------------------------------------------------------------------------------------------------------
Total held to maturity       $      0  0.00%    $ 1,998    6.23%   $   9,338    6.19%   $  17,703   6.69%    $  29,039   6.50%
--------------------------------------------------------------------------------------------------------------------------------

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loan Portfolio

The following table summarizes the composition of the loan portfolio of the Company by type as of December 31, for each of the years 1995 through 1999.

TABLE 4
-------------------------------------------------------------------------------------------------------------------------------
                                                                                            December 31,
(in thousands)                                                        1999         1998         1997          1996         1995
-------------------------------------------------------------------------------------------------------------------------------
Commercial real estate, construction and
       land development loans                                   $  120,008   $   81,949   $   76,339    $   63,872   $   60,829
Residential real estate mortgage loans                              34,681       31,694       21,414        13,060       11,651
Tax-exempt loans                                                       342          395          442           784          822
Commercial, industrial and other business loans                     21,228       19,614        9,231         7,642        7,821
Consumer loans                                                      22,764       20,868       17,839         9,768       13,043
Lines of credit                                                     17,082       12,601        9,194         8,613        6,195
-------------------------------------------------------------------------------------------------------------------------------
Total loans                                                     $  216,105   $  167,121   $  134,459    $  103,739   $  100,361
-------------------------------------------------------------------------------------------------------------------------------

The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), other commercial real estate and construction loans. Owner-occupied and other commercial real estate loans generally have five-year call provisions. Construction loans are primarily used for residential single family properties. Financing is provided against firm agreements of sale, with speculative construction normally limited to one or two samples per project.

The commercial loan portfolio is comprised primarily of amortizing loans to small businesses in the Southern Central Pennsylvania market area. Business assets, personal guarantees, and/or personal assets of the borrower generally secure these loans. The consumer loan portfolio is comprised primarily of student loans and loans secured by first and second mortgage liens on residential real estate. The Company's loan portfolio is generally nonhomogeneous in that the loans have different interest rates, repayment options, maturities, collateral requirements, etc.

During 1999, total loans increased by $48.6 million from $172.8 million at December 31, 1998, to $221.4

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

million at December 31, 1999, including $5.3 million of loans held for sale on December 31, 1999 and $5.6 million at December 31, 1998. The loans held for sale represent student loans that Company's management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 1999 was primarily in commercial real estate, lines of credit and real estate construction and land development. Loans receivable represented 62% of total deposits and 57% of total assets at December 31, 1999, excluding the loans held for sale, compared to 56% and 52%, respectively, at December 31, 1998.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 1999, are presented in the following table.

TABLE 5
------------------------------------------------------------------------------------------
                                                      December 31, 1999
                                     Due Under      Due 1-5       Due Over
(in thousands)                       One Year        Years       Five Years        Total
------------------------------------------------------------------------------------------
Real estate:
   Commercial mortgage              $ 22,988       $ 25,211       $ 53,351       $101,550
   Construction and
     land development                 11,803            831          5,824         18,458
   Residential mortgage                1,069          6,912         26,700         34,681
   Tax-exempt                             30            206            106            342
------------------------------------------------------------------------------------------
                                      35,890         33,160         85,981        155,031
Commercial                             7,984          9,893          3,351         21,228
Consumer                              10,368          9,938          2,458         22,764
Lines of credit                       17,010             58             14         17,082
------------------------------------------------------------------------------------------
Total loans                         $ 71,252       $ 53,049       $ 91,804       $216,105
------------------------------------------------------------------------------------------
Interest rates:
   Predetermined                    $ 22,159       $ 53,049       $ 91,804       $167,012
   Floating                           49,093              0              0         49,093
------------------------------------------------------------------------------------------
Total loans                         $ 71,252       $ 53,049       $ 91,804       $216,105
------------------------------------------------------------------------------------------

Concentrations of Credit Risk

The largest portion of loans, 55%, on the Company's balance sheet is for commercial real estate related loans. The Company's commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin and York counties of Pennsylvania where it has full-service branch locations. Commercial real estate, construction, and land development loans aggregated $120.0 million at December 31, 1999, compared to $81.9 million at December 31, 1998. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Loan and Asset Quality

Total nonperforming assets (nonperforming loans and other real estate) at December 31, 1999, were $716,000, or 0.18%, of total assets as compared to $287,000, or 0.09%, of total assets at December 31, 1998. Other real estate owned totaled $12,000 as of December 31, 1999, and $11,000 as of December 31, 1998. The Company's loan portfolio has continued to perform extremely well over the past few years. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.38% at December 31, 1999, compared to 0.50% at December 31, 1998. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses that they believe is adequate for estimated losses in the current loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of loans charged-off for the period, the amount of nonperforming loans and related collateral security, and the evaluation of the loan portfolio by external loan review. These factors led to decisions in all periods presented to provide amounts greater than net charge-offs. Charge-offs occur when loans are deemed to be uncollectible.

The Company recorded provisions of $762,000 to the allowance for loan losses for 1999 compared to $542,000 for 1998. During 1999, net charge-offs amounted to $153,000, or 0.08%, of average loans outstanding for the year, compared to $9,000, or 0.01%, of average loans outstanding for 1998. The allowance for loan losses decreased as a percentage of loans receivable from 1.34% of total loans outstanding at December 31, 1998, to 1.31% of total loans

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

outstanding. With the exclusion of the governmental guaranteed portion of the Small Business Administration loans, the allowance for loan losses as a percentage of total loans is 1.36% of total loans outstanding at December 31, 1999. The following table summarizes information regarding nonperforming loans and nonperforming assets as of December 31, 1995 through 1999.

TABLE 6
---------------------------------------------------------------------------------
                                                  December 31,
(dollars in thousands)             1999      1998      1997      1996       1995
---------------------------------------------------------------------------------
Nonaccrual loans:
   Commercial                      $119      $227      $ 53      $ 78      $ 55
   Consumer                         244        23         3        59         5
   Real estate: Construction          0         0         0         0         0
                Mortgage            321        25       528       249       104
---------------------------------------------------------------------------------
Total nonaccrual loans              684       275       584       386       164
Loans past due 90 days or more       20         1         0         0         0
Restructured loans                    0         0         0         0         0
---------------------------------------------------------------------------------
   Total nonperforming loans        704       276       584       386       164
Other real estate                    12        11       264         0         0
---------------------------------------------------------------------------------
   Total nonperforming assets      $716      $287      $848      $386      $164
---------------------------------------------------------------------------------
Nonperforming loans
   to total loans                  0.32%     0.16%     0.43%     0.37%     0.16%
Nonperforming assets
   to total assets                 0.18%     0.09%     0.35%     0.19%     0.10%
---------------------------------------------------------------------------------
Interest income received on
   nonaccrual loans                $ 38      $  5      $ 37      $ 29      $  1
---------------------------------------------------------------------------------
Interest income that would have
   been recorded under the
   original terms of the loans     $ 66      $ 22      $ 53      $ 41      $  23
---------------------------------------------------------------------------------

The table below sets forth information regarding the Company's provision and allowance for loan losses.

TABLE 7
------------------------------------------------------------------------------------------------
                                                           December 31,
(dollars in thousands)                 1999        1998         1997         1996          1995
------------------------------------------------------------------------------------------------
Balance at beginning of year        $ 2,232      $ 1,699      $ 1,684      $ 1,544       $ 1,448
Provisions charged to
   operating expenses                   762          542          150           90           170
------------------------------------------------------------------------------------------------
                                      2,994        2,241        1,834        1,634         1,618
------------------------------------------------------------------------------------------------
Recoveries of loans
 previously charged-off:
     Commercial                           8            4            5           62            13
     Consumer                             4            3            1            3             5
     Real estate                          1            0            1            0             0
------------------------------------------------------------------------------------------------
Total recoveries                         13            7            7           65            18
------------------------------------------------------------------------------------------------
Loans charged-off:
     Commercial                         150            2           51            2            20
     Consumer                            10           14           84           13             6
     Real estate                          6            0            7            0            66
------------------------------------------------------------------------------------------------
Total charged-off                       166           16          142           15            92
------------------------------------------------------------------------------------------------
Net charge-offs (recoveries)            153            9          135          (50)           74
------------------------------------------------------------------------------------------------
Balance at end of year              $ 2,841      $ 2,232      $ 1,699      $ 1,684       $ 1,544
------------------------------------------------------------------------------------------------
Net charge-offs (recoveries) to
   average loans outstanding           0.08%        0.01%        0.11%       (0.05)%        0.08%
Allowance for loan losses to
   year-end loans                      1.31%        1.34%        1.26%        1.62%         1.54%
------------------------------------------------------------------------------------------------

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans.

TABLE 8
-------------------------------------------------------------------------------------------------------------------------------
                                                       Allowance for Loan Losses at December 31,
                                 1999                1998                1997                 1996                 1995
-------------------------------------------------------------------------------------------------------------------------------
                                     % Gross             % Gross              % Gross             % Gross             % Gross
(dollars in thousands)     Amount     Loans     Amount    Loans     Amount     Loans     Amount    Loans     Amount    Loans
-------------------------------------------------------------------------------------------------------------------------------
Commercial loans
   and lines of credit      $   155   17.73%    $  400    19.28%   $   233     13.70%   $   274    15.67%    $   220    13.96%
Consumer                        224   10.53        150    12.49        225     13.27        180     9.42         185    13.00
Real estate, construction
   and land development:
     Commercial               2,335   55.69      1,582    49.27        970     57.10      1,105    62.32         936    61.43
     Residential                127   16.05        100    18.96        271     15.93        125    12.59         203    11.61
-------------------------------------------------------------------------------------------------------------------------------
Total                       $ 2,841  100.00%    $2,232   100.00%   $ 1,699    100.00%   $ 1,684   100.00%    $ 1,544   100.00%
---------------------------------------------------------------------------------------------------------------------------------

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Deposits

Total deposits averaged $324.2 million for 1999, an increase of $67.4 million, or 26%, over the 1998 average of $256.8 million. The average balance on noninterest-bearing demand deposits increased in 1999 by $14.4 million, or 29%, compared to the prior year. The average total balance of all savings account products was $78.5 million, a $8.5 million, or 12%, increase over the average balance for 1998. The average balance of interest-bearing demand accounts (money market and interest checking accounts) for 1999 increased by $20.7 million, or 53%, over the average balance for the prior year. The average balance of all time deposits in 1999 was $122.0 million, an increase of $23.7 million, or 24%, over the average balance for 1998.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts, convenient branch locations, extended hours of operation, quality service, and active marketing. Core deposits, which consist of all deposits other than certificates of deposit in excess of $100,000, increased $42.4 million, or 17%, in 1999 over 1998.

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 1999 is presented in Table 9.

TABLE 9
-------------------------------------------------------------
(in thousands)                                        1999
-------------------------------------------------------------
3 months or less                                 $  35,491
3 to 6 months                                        5,089
6 to 12 months                                       3,158
Over 12 months                                       7,781
-------------------------------------------------------------
Total                                            $  51,519
-------------------------------------------------------------

Total deposits at December 31, 1999, were $348.5 million, up $50.8 million, or 17%, over total deposits of $297.7 million at December 31, 1998. The average balances and weighted average rates paid on deposits for 1999, 1998 and 1997 are presented in Table 10.

TABLE 10
-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                1999 Average           1998 Average           1997 Average
(dollars in thousands)                                          Balance/Rate           Balance/Rate           Balance/Rate
-----------------------------------------------------------------------------------------------------------------------------
Demand deposits:
   Noninterest-bearing                                     $    64,082            $    49,636            $    39,951
   Interest-bearing (money market and checking)                 59,634   2.48%         38,923   2.57%         28,886   2.59%
Savings                                                         78,465   2.90          69,959   3.40          63,100   3.85
Time                                                           122,033   5.05          98,287   5.46          58,938   5.47
-----------------------------------------------------------------------------------------------------------------------------
Total deposits                                             $   324,214            $   256,805            $   190,875
-----------------------------------------------------------------------------------------------------------------------------

Interest Rate Sensitivity

The management of interest rate sensitivity seeks to avoid fluctuating net interest margins and to provide consistent net interest income through periods of changing interest rates.

The Company's risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of the Company's asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. The Company's Asset/Liability Committee (ALCO) is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. The guidelines established by ALCO are reviewed by the Company's Board of Directors.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with
general  market  interest  rates.  Historically,   the  most  common  method  of
estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

amount of its interest-earning assets within the one year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 11 shows the GAP position for the Company as of December 31, 1999.

TABLE 11
-------------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 1999
                                              1 - 90        91 - 180     181 - 365        1 - 5       Beyond 5
(in thousands)                                 Days           Days         Days           Years         Years          Total
-------------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
     Loans receivable                      $    55,319    $     5,004   $     7,286   $    53,436   $    96,617    $   217,662
     Securities                                  3,063          3,064         7,127        47,652        54,233        115,139
     Federal funds sold                              0              0             0             0             0              0
-------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets                   58,382          8,068        14,413       101,088       150,850        332,801
-------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
     Transaction accounts                       36,235         10,374        20,747        62,974        28,186        158,516
     Other money borrowed                        8,300              0             0             0             0          8,300
     Time deposits                              54,283         12,910        21,489        31,857             0        120,539
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities              98,818         23,284        42,236        94,831        28,186        287,355
-------------------------------------------------------------------------------------------------------------------------------
Period GAP                                     (40,436)       (15,216)      (27,823)        6,257       122,664    $    45,446
-------------------------------------------------------------------------------------------------------------------------------
Cumulative GAP                             $   (40,436)   $   (55,652)  $   (83,475)  $   (77,218)  $    45,446
-------------------------------------------------------------------------------------------------------------------------------

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Management believes the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.

The Company's income simulation model analyzes interest rate sensitivity by projecting net interest income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, the Company's model projects a proportionate 200 basis point change during the next year, with rates remaining constant in the second year.

The Company's Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus or minus 200 basis point scenario is within 15% of net income in a flat rate scenario in the first year and 30% using a two year planning window. At December 31, 1999, the Company's income simulation model indicates net income would increase 3.9% and 3.7% in the first year and over a two year time frame, respectively, if rates decreased as described above, as compared to a decrease of 3.8% and 8.9%, respectively, at December 31, 1998. The model projects that net income would decrease by 8.6% and 9.5% in the first year and over a two year time frame, respectively, if rates increased as described above, as compared to a decrease of 3.0% and 1.3%, respectively, at December 31, 1998. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point change in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate 200 basis point change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31, 1999, the market value of equity indicates an acceptable level of interest rate risk.

Liquidity

Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth and reduce assets to meet deposit withdrawals, to maintain reserve requirements, and to otherwise operate the Company on an ongoing basis. Liquidity sources from asset categories are provided primarily by cash, federal funds sold, and the cash flow from the amortizing securities and loan portfolios. The primary source of liquidity from liability categories is the generation of additional core deposit balances. As previously mentioned, total core deposits increased by $42.4 million, or 17%, in 1999.

Additionally, the Company has established secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank which can be drawn upon if needed. As of December 31, 1999, the total potential liquidity for the Company through these secondary sources was $145 million. In view of the primary and secondary sources as previously mentioned, management believes the Company is capable of meeting its anticipated liquidity needs.

Short-Term Borrowings

Short-term borrowings, or other borrowed money, which consists of securities sold under agreement to repurchase and federal funds purchased, were used occasionally in 1999 to meet short-term liquidity needs. For 1999, other borrowed money average $460,000 as compared to $0 in 1998. The average rate paid on the Company's short-term borrowings was 5.35% during 1999. At December 31, 1999, short-term borrowings totaled $8.3 million. These funds were used to purchase additional cash to have on hand throughout the branch network as preparation for possible customer demands for large sums of cash close to year-end related to Year 2000 (Y2K) fears. Subsequent to year-end, cash on hand was reduced to normal levels and the borrowed funds were repaid.

Stockholders' Equity and Capital Adequacy

At December 31, 1999, stockholders' equity totaled $20.4 million, the same as stockholders' equity at December 31, 1998. SFAS No. 115, "Accounting for

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

Certain Investments in Debt and Equity Securities", requires that unrealized gains or losses, net of the tax effect, on securities classified available for sale be reflected as a separate component of stockholders' equity. As a result, stockholders' equity at December 31, 1999 included $3.0 million unrealized loss, net of income taxes, on securities available for sale. Excluding these unrealized losses, gross stockholders' equity increased by $3.2 million, or 16%, from $20.2 million at December 31, 1998, to $23.4 million at December 31, 1999, principally as a result of retained net income.

Risk-based capital provides the basis for which all banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-adjusted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Total capital may be comprised of total Tier 1 capital plus limited life preferred stock, qualifying debt instruments, and the allowance for loan losses.

Table 12 provides a comparison of the Company's  risk-based  capital  ratios and
leverage  ratios  to  the  minimum  regulatory   requirements  for  the  periods
indicated.

At December 31, 1999, the consolidated capital levels of the Company and of the subsidiary bank (Commerce) met the definition of a "well capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

TABLE 12
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              To Be Well-
                                                                                                           Capitalized Under
                                                   Actual December 31,                For Capital          Prompt Corrective
                                               1999                  1998         Adequacy Purposes        Action Provisions
-------------------------------------------------------------------------------------------------------------------------------
Total  Capital                                 11.12%                12.02%              8.00%                   10.00%
Tier 1 Capital                                  9.91                 10.83               4.00                     6.00
Leverage ratio (to average assets)              6.28                  6.50               4.00                     5.00
-------------------------------------------------------------------------------------------------------------------------------

The Company's common stock is listed for trading on the NASDAQ Stock Exchange under the symbol COBH. As of February 29, 2000, there was approximately 400 holders of record of the Company's common stock. The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional cash payments of up to $5,000 per quarter (subject to change) may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

Year 2000

Over the past two years, the Company has described and reported on the progress of its plans to be ready for the Year 2000 date change. In 1999, the company completed all necessary remediation and testing of systems. As a result of the detailed planning and implementation efforts, we are pleased to report the Company experienced no disruptions in mission critical or non-mission critical information and technology systems, and believe those systems successfully responded to the Year 2000 date change. The Company is not aware of any problems resulting from Year 2000 issues, either with its internal systems or the products and services of third parties (including loan and deposit customers). The total cost of the entire Year 2000 compliance process, including internal and external personnel and any required hardware or software modifications was approximately $100,000.

Forward-Looking Statements

The Company may from time to time make written or oral "forward-looking statements," including statements contained in the Company's filings with the Securities and Exchange Commission (including this Annual Report and Form 10-K and the exhibits hereto and thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

                                            Management's Discussion and Analysis
                                Of Financial Condition and Results of Operations

These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company's control). The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System (the "FRB"); inflation; interest rate, market and monetary fluctuations; the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); technological changes; future acquisitions; the expense savings and revenue enhancements from acquisitions being less than expected; the growth and profitability of the Company's noninterest or fee income being less than expected; unanticipated regulatory or judicial proceedings; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company.

Impact of Inflation and Changing Prices

Interest rates have a more significant impact on the Company's performance than do the effects of general levels of inflation, since most of the Company's assets and liabilities are monetary in nature. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. The liquidity and maturity structure of the Company's assets and liabilities are critical to the maintenance of acceptable performance levels.

Consolidated Balance Sheets

                                                                                          December 31,

(in thousands, except share amounts)                                                  1999               1998
ASSETS
Cash and due from banks                                                           $  27,490           $  11,975
Federal funds sold                                                                        0              11,900
                                                                                  ---------           ---------
          Cash and cash equivalents                                                  27,490              23,875
Securities, available for sale at fair value                                         84,652              96,993
Securities, held to maturity at cost
    (fair value 1999: $27,877; 1998: $11,524 )                                       29,039              11,493
Loans, held for sale (fair value 1999: $5,380; 1998: $5,726)                          5,301               5,641
Loans receivable:
    Real estate:
       Commercial mortgage                                                          101,550              68,663
       Construction and land development                                             18,458              13,286
       Residential mortgage                                                          34,681              31,694
       Tax-exempt                                                                       342                 395
    Commercial business                                                              21,228              19,614
    Consumer                                                                         22,764              20,868
    Lines of credit                                                                  17,082              12,601
                                                                                  ---------           ---------
                                                                                    216,105             167,121
Less: Allowance for loan losses                                                       2,841               2,232
                                                                                  ---------           ---------
          Net loans receivable                                                      213,264             164,889
Premises and equipment, net                                                          14,408              13,420
Accrued interest receivable                                                           2,105               1,824
Other assets                                                                          2,654               1,188
                                                                                  ---------           ---------
              Total assets                                                        $ 378,913           $ 319,323
                                                                                  =========           =========

LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest-bearing                                                           $  69,495           $  60,699
    Interest-bearing                                                                279,051             237,038
                                                                                  ---------           ---------
          Total deposits                                                            348,546             297,737
Accrued interest payable                                                                567                 518
Other liabilities                                                                     1,122                 623
Other borrowed money                                                                  8,300                   0
                                                                                  ---------           ---------
          Total liabilities                                                         358,535             298,878
Stockholders' Equity:
    Preferred stock - Series A noncumulative; $10.00 par value;
       1,000,000 shares authorized; 40,000 shares issued and outstanding                400                 400
    Common stock - $1.00 par value; 10,000,000 shares authorized;
       (issued and outstanding 1999: 1,644,523; 1998: 1,557,375)                      1,644               1,557
    Surplus                                                                          18,196              16,728
    Retained earnings                                                                 3,137               1,546
    Accumulated other comprehensive income (loss)                                    (2,999)                214
                                                                                  ---------           ---------
          Total stockholders' equity                                                 20,378              20,445
                                                                                  ---------           ---------
              Total liabilities and stockholders' equity                          $ 378,913           $ 319,323
                                                                                  =========           =========


                                                                                         See accompanying notes.

                                                                          Consolidated Statements of Income

                                                                        Year Ended December 31,
(in thousands, except per share amounts)                       1999                1998               1997
INTEREST INCOME Loans receivable, including fees:
    Taxable                                                  $ 16,745           $ 13,738           $ 11,114
    Tax-exempt                                                     20                 23                 62
Securities:
    Taxable                                                     7,405              5,593              3,995
    Tax-exempt                                                      0                  7                 35
Federal funds sold                                                447                658                540
                                                             --------           --------           --------
       Total interest income                                   24,617             20,019             15,746

INTEREST EXPENSE
Deposits                                                        9,916              8,743              6,401
Long-term debt                                                      0                  0                 26
Other                                                              25                  0                 11
                                                             --------           --------           --------
       Total interest expense                                   9,941              8,743              6,438
                                                             --------           --------           --------
              Net interest income                              14,676             11,276              9,308
Provision for loan losses                                         762                542                150
                                                             --------           --------           --------
Net interest income after provision for loan losses            13,914             10,734              9,158

NONINTEREST INCOME
Service charges and other fees                                  3,538              2,897              1,937
Other                                                             365                278                217
Gain on sale of securities available for sale                       1                386                 39
Other real estate (net)                                           (27)                (6)                46
Gain on sale of loans                                             654                500                501
                                                             --------           --------           --------
          Total noninterest income                              4,531              4,055              2,740

NONINTEREST EXPENSES
Salaries and employee benefits                                  6,180              5,048              3,808
Occupancy                                                       1,651              1,448              1,214
Furniture and equipment                                           937                847                674
Advertising and marketing                                       1,259              1,045                940
Data processing                                                   936                772                632
Postage and supplies                                              529                471                365
Audits, regulatory fees and assessments                           260                200                185
Other                                                           1,977              1,634              1,260
                                                             --------           --------           --------
          Total noninterest expenses                           13,729             11,465              9,078
                                                             --------           --------           --------
Income before income taxes                                      4,716              3,324              2,820
Provision for federal income taxes                              1,613              1,106                928
                                                             --------           --------           --------
              Net income                                     $  3,103           $  2,218           $  1,892
                                                             ========           ========           ========

NET INCOME PER COMMON SHARE
       Basic                                                 $   1.85           $   1.31           $   1.20
       Diluted                                                   1.72               1.21               1.09

                                                                                      See accompanying notes.

Consolidated Statements of Stockholders' Equity

                                                                                                   Accumulated Other
                                                 Preferred      Common                   Retained    Comprehensive
( in thousands )                                   Stock         Stock        Surplus    Earnings    Income (Loss)      Total
January 1, 1997                                  $       400  $     1,180  $     9,949  $     1,864  $      (118)  $    13,275
                                                                                                                   -----------
Comprehensive income:
   Net income                                              -            -            -        1,892            -         1,892
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -          446           446
                                                                                                                   -----------
Total comprehensive income                                                                                               2,338
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Proceeds from exercise of common
    stock warrants                                         -          201        2,531            -            -         2,732
Common stock issued under stock
    option plans                                           -           24           15            -            -            39
Income tax benefit of stock options
    exercised                                              -            -           19            -            -            19
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           70        1,893       (1,968)           -            (5)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
Balance: December 31, 1997                               400        1,475       14,407        1,708          328        18,318

Comprehensive income:
   Net income                                              -            -            -        2,218            -         2,218
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -         (114)         (114)
                                                                                                                   ------------
Total comprehensive income                                                                                               2,104
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Common stock issued under stock
    option plans                                           -            8           38            -            -            46
Income tax benefit of stock options
    exercised                                              -            -           64            -            -            64
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           74        2,219       (2,300)           -            (7)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
Balance: December 31, 1998                               400        1,557       16,728        1,546          214        20,445

Comprehensive income:
   Net income                                              -            -            -        3,103            -         3,103
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -       (3,213)       (3,213)
                                                                                                                   ------------
Total comprehensive income (loss)                                                                                         (110)
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Common stock issued under
   stock option plans                                      -            6           61            -            -            67
Income tax benefit of
   stock options exercised                                 -            -            8            -            -             8
Common stock issued under employee
   stock purchase plan                                     -            1           19            -            -            20
Proceeds from issuance of common
   stock in connection with
   dividend reinvestment and stock
   purchase plan                                           -            2           29            -            -            31
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           78        1,351       (1,432)           -            (3)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
Balance: December 31, 1999                       $       400  $     1,644  $    18,196  $     3,137  $    (2,999)  $    20,378
                                                 ===========  ===========  ===========  ===========  ============  ===========
                                                                                                        See accompanying notes.

                                                                                                        Statements of Cash Flows

                                                                                                  Year Ended December 31,
( in thousands )                                                                           1999            1998             1997

OPERATING ACTIVITIES
Net income                                                                              $  3,103        $  2,218        $  1,892
Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                                762             542             150
    Provision for depreciation and amortization                                            1,119           1,040             827
    Deferred income taxes                                                                   (185)           (183)             29
    Amortization of securities premiums and accretion of discounts, net                      311             225             103
    Net (gain) loss on sale of securities available for sale                                  (1)           (386)            (39)
    Proceeds from sales of loans                                                          38,913          59,425          29,770
    Loans originated for sale                                                            (38,339)        (57,750)        (23,132)
    Gains on sales of loans and other real estate owned                                     (654)           (522)           (532)
    Stock granted under stock purchase plan                                                   20               0               0
    Increase in accrued interest receivable and other assets                                 106            (362)           (203)
   (Decrease) increase in accrued interest payable and other liabilities                     548             (83)           (136)
                                                                                        --------        --------        --------
       Net cash provided by operating activities                                           5,703           4,164           8,729

INVESTING ACTIVITIES
Securities held to maturity:
    Proceeds from principal repayments and maturities                                      2,517           4,703           1,244
    Purchases                                                                            (20,105)         (3,998)              0
Securities available for sale:
    Proceeds from principal repayments and maturities                                     14,484          19,306           7,194
    Proceeds from sales                                                                    5,357          22,141           8,057
    Purchases                                                                            (12,638)        (89,900)        (20,022)
Proceeds from sale of loans receivable                                                     9,847               0               0
Net increase in loans receivable                                                         (58,563)        (32,648)        (30,809)
Purchases of premises and equipment                                                       (2,107)         (3,151)         (3,806)
                                                                                        --------        --------        --------
       Net cash used by investing activities                                             (61,208)        (83,547)        (38,142)

FINANCING ACTIVITIES
Net increase in demand, interest checking,
    money market, and savings deposits                                                    41,681          39,213          19,874
Net increase in time deposits                                                              9,128          38,300          17,778
Net increase in borrowed money                                                             8,300               0               0
Repayment of long-term debt                                                                    0               0          (1,000)
Proceeds from common stock warrants exercised                                                  0               0           2,732
Proceeds from common stock options exercised                                                  67              46              39
Proceeds from common stock purchase and dividend reinvestment plan                            31               0               0
Cash dividends on preferred stock and cash in lieu of fractional shares                      (87)            (85)            (80)
                                                                                        --------        --------        --------
       Net cash provided by financing activities                                          59,120          77,474          39,343
                                                                                        --------        --------        --------
Increase (decrease) in cash and cash equivalents                                           3,615          (1,909)          9,930
Cash and cash equivalents at beginning of year                                            23,875          25,784          15,854
                                                                                        --------        --------        --------
              Cash and cash equivalents at year-end                                     $ 27,490        $ 23,875        $ 25,784
                                                                                        ========        ========        ========

                                                                                                          See accompanying notes.

Notes to Financial Statements


December 31, 1999

1. Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the company) and its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. (Commerce). All material intercompany transactions have been eliminated. The Holding Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

The company is a one-bank holding company headquartered in Camp Hill, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. Commerce operates under a national bank charter and provides full banking services. As a national bank, the Bank is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is principally South Central Pennsylvania.

Estimates

The financial statements are prepared in conformity with generally accepted accounting principles. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates.

Securities

Securities classified as held to maturity are those debt securities that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated average life of the securities.

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Equity securities are comprised of stock in the Federal Reserve Bank and the Federal Home Loan Bank.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Loans Receivable

Loans generally are stated at their outstanding unpaid principal balances net of an allowance for loan losses and any deferred fees or costs. Interest income is accrued on the unpaid principal balance. Loan origination fees net of certain direct origination costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan.

A loan is generally considered impaired when it is probable the Company will be unable to collect all contractual principal and interest payments due in accordance with the terms of the loan agreement. The accrual of interest is discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectability of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectability of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time, and the ultimate collectability of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income.

Notes to Financial Statements

Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses related to impaired loans that are identified for evaluation is based on discounted cash flows using the loan's initial effective interest rate or the fair value, less selling costs, of the collateral for certain collateral dependent loans. By the time a loan becomes probable of foreclosure, it has been charged down to fair value, less estimated costs to sell.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans.

Loans Held for Sale

Loans held for sale are largely comprised of student loans that the Company originates with the intention of selling in the future. These loans are carried at the lower of cost or estimated fair value.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by a valuation allowance, when in the opinion of management, it is more likely than not that some portion or all the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment.

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization are determined on the straight-line method.

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 21, 2000.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 1999, 1998, and 1997 for interest was $9.9 million, $8.7 million, and $6.3 million respectively.

Recently Issued FASB Statement

In July 1999, the Financial Accounting Standards Board issued Statement No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133 - an amendment of FASB Statement No. 133." Statement No. 137 delays the effective date required for adoption of Statement No. 133 by one year. Therefore, the Company is required to adopt the statement on January 1, 2001. The adoption of the statement is not expected to have a significant impact on the financial condition or results of operations of the Company.

Notes to Financial Statements

Segment Reporting

Commerce acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its branches, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

2. Restrictions on Cash and Due From Bank Accounts

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 1999 and 1998 was approximately $1.2 million and $2.3 million, respectively.

3. Securities

The amortized cost and fair value of securities are summarized in the following tables.

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31, 1999
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Gross            Gross
                                                              Amortized        Unrealized       Unrealized             Fair
(in thousands)                                                  Cost              Gains           Losses               Value
-------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                                    $     2,005      $         0       $       (10)        $     1,995
U.S. Government Agency securities                                23,999                0            (1,575)             22,424
Mortgage-backed securities                                       57,908                1            (2,697)             55,212
Corporate debt securities                                         3,154                0              (263)              2,891
-------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         87,066                1            (4,545)             82,522
Equity securities                                                 2,130                0                 0               2,130
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    89,196      $         1       $    (4,545)        $    84,652
-------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                           $     5,998      $         0       $      (159)        $     5,839
Mortgage-backed securities                                       23,041                0            (1,003)             22,038
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    29,039      $         0       $    (1,162)        $    27,877
-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31, 1998
-------------------------------------------------------------------------------------------------------------------------------
                                                                                  Gross            Gross
                                                              Amortized        Unrealized       Unrealized           Fair
(in thousands)                                                  Cost              Gains           Losses             Value
-------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                                    $     2,008      $        24       $         0         $     2,032
U.S. Government Agency securities                                19,998               55               (18)             20,035
Mortgage-backed securities                                       69,924              238               (65)             70,097
Corporate debt securities                                         3,184               91                 0               3,275
-------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         95,114              408               (83)             95,439
Equity securities                                                 1,554                0                 0               1,554
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    96,668      $       408       $       (83)        $    96,993
-------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                           $     2,000      $         0       $         0         $     2,000
Mortgage-backed securities                                        9,493               53               (22)              9,524
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    11,493      $        53       $       (22)        $    11,524
-------------------------------------------------------------------------------------------------------------------------------

The amortized cost and fair value of debt securities at December 31, 1999 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Notes to Financial Statements

-------------------------------------------------------------------------------------------------------------------------------

-------------------------------------------------------------------------------------------------------------------------------
                                                                  Held to Maturity                    Available for Sale
                                                             Amortized           Fair              Amortized           Fair
(in thousands)                                                 Cost              Value               Cost              Value
-------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                     $         0      $         0         $     1,004       $     1,000
Due after one year through five years                             1,998            1,961               3,001             2,915
Due after five years through ten years                            3,000            2,910               7,999             7,694
Due after ten years                                               1,000              968              17,154            15,701
-------------------------------------------------------------------------------------------------------------------------------
                                                                  5,998            5,839              29,158            27,310
Mortgage-backed securities                                       23,041           22,038              57,908            55,212
-------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    29,039      $    27,877         $    87,066       $    82,522
-------------------------------------------------------------------------------------------------------------------------------

Gross gains of $8,000 and gross losses of $7,000 were realized on sales of securities available for sale in 1999. Gross gains of $395,000 and gross losses of $9,000 were realized on sales of securities available for sale in 1998. Gross gains of $39,000 were realized on sales of securities available for sale in 1997.

At December 31, 1999 and 1998, securities with a carrying value of $43.1 million and $25.6 million respectively were pledged to secure public deposits and for other purposes as required or permitted by law.


4. Loans Receivable and Allowance for Loan Losses

Certain directors and executive officers of the Company, including their associates and companies, have loans with Commerce Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $4.9 million and $5.2 million at December 31, 1999 and 1998, respectively. During 1999, $2.2 million of new loans were made and repayments totaled $2.5 million.

The following is a summary of the transactions in the allowance for loan losses.

---------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       1999     1998     1997
---------------------------------------------------------------
Balance at beginning of year     $  2,232 $  1,699 $  1,684

Provision charged to expense          762      542      150

Recoveries                             13        7        7

Loans charged off                    (166)     (16)    (142)
---------------------------------------------------------------
Balance at end of year           $  2,841 $  2,232 $  1,699
---------------------------------------------------------------

Information with respect to impaired loans as of and for the year ended December 31 is as follows:

-----------------------------------------------------------------
(in thousands)                       1999     1998     1997
-----------------------------------------------------------------
Recorded investment:
   Requiring an allowance
     for loan losses               $    0  $     0  $     0
   Not requiring an allowance
     for loan losses                  684      275      585
-----------------------------------------------------------------
Total                              $  684  $   275  $   585
-----------------------------------------------------------------
Average recorded investment        $  686  $   234  $   576
Interest income recognized             38        7       37
-----------------------------------------------------------------

Notes to Financial Statements

5. Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Commerce's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers' normal course of business transactions. Historically, almost all of the Bank's standby letters of credit expire unfunded.

Both types of lending arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Collateral (e.g., securities, receivables, inventory, and equipment) is obtained based on management's credit assessment of the customer.

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:
---------------------------------------------------------------
                                           December 31,
(in thousands)                          1999           1998
---------------------------------------------------------------
Commitments to grant loans         $   4,330     $    2,854
Unfunded commitments
    of existing loans                 46,376         30,568
Standby letters of credit              2,863          4,126
---------------------------------------------------------------
Total                              $  53,569     $   37,548
---------------------------------------------------------------

6. Concentrations of Credit Risk

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, and York counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $143 million at December 31, 1999.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management's credit evaluations of the respective borrowers.

7. Premises and Equipment

A summary of premises and equipment is as follows:

---------------------------------------------------------------------------------------------------------
                                                                           December 31,
(in thousands)                                                1999                               1998
---------------------------------------------------------------------------------------------------------
Land                                                   $     3,842                        $     2,516
Buildings                                                    9,290                              9,033
Leasehold improvements                                       1,576                              1,450
Furniture, fixtures, and equipment                           4,793                              4,566
---------------------------------------------------------------------------------------------------------
                                                            19,501                             17,565
Less accumulated depreciation and amortization               5,093                              4,145
---------------------------------------------------------------------------------------------------------
                                                       $    14,408                        $    13,420
---------------------------------------------------------------------------------------------------------

Notes to Financial Statements

8. Deposits

The composition of deposits is as follows:

----------------------------------------------------------------
                                            December 31,
(in thousands)                           1999          1998
----------------------------------------------------------------
Demand                                   $69,495     $60,699
Interest checking and money market        70,546      52,964
Savings                                   87,967      72,664
Time certificates $100,000 or more        51,519      43,148
Other time certificates                   69,019      68,262
----------------------------------------------------------------
                                        $348,546    $297,737
----------------------------------------------------------------

At December 31, 1999, the scheduled maturities of time deposits are as follows:

----------------------------------------------
 (in thousands)
----------------------------------------------
2000                            $   88,681
2001                                13,075
2002                                 4,584
2003                                 8,348
2004                                 5,850
----------------------------------------------
                                $  120,538
----------------------------------------------

9. Other Borrowed Money

Other borrowed money consisted of securities sold under agreements to repurchase, which were overnight in maturity and federal funds purchased. The following table represents information for other borrowed money as of December 31, 1999:

--------------------------------------------------------------------------------------
                                                                          Average
  (in thousands)                                          Amount            Rate
--------------------------------------------------------------------------------------
  Securities sold under agreements to repurchase        $   3,000           6.25%
  Federal funds purchased                                   5,300           4.50
--------------------------------------------------------------------------------------
                                                        $   8,300
--------------------------------------------------------------------------------------

  Average amount outstanding                            $     460           5.35%
  Maximum month-end balance                                 8,300
--------------------------------------------------------------------------------------

Securities with a fair value of $3.1 million were pledged as collateral for the securities sold under agreements to repurchase. The securities underlying the agreement were under the Bank's control. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $120 million. No amounts were outstanding on this line as of December 31, 1999 and 1998. Certain qualifying assets of Commerce Bank collateralize the line.

10. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

-------------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       1999     1998     1997
-------------------------------------------------------------------
Provision at statutory
    rate on pre-tax income      $   1,603  $ 1,130  $   959
Tax-exempt income on
    loans and investments              (6)      (9)     (30)
Other                                  16      (15)      (1)
-------------------------------------------------------------------
                                $   1,613  $ 1,106  $   928
-------------------------------------------------------------------

The components of income tax expense are as follows:

---------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                  1999       1998        1997
---------------------------------------------------------------
Current                    $   1,798    $ 1,289    $   899
Deferred                        (185)      (183)        29
---------------------------------------------------------------
                           $   1,613    $ 1,106    $   928
---------------------------------------------------------------

Notes to Financial Statements

The components of the net deferred tax assets were as follows:

-------------------------------------------------------------------------------
                                                            December 31,
(in thousands)                                         1999               1998
-------------------------------------------------------------------------------
Deferred tax assets:
              Allowance for loan losses            $    934           $    727
              Unrealized losses on securities         1,545                  0
              Other                                       3                 13
-------------------------------------------------------------------------------
Total deferred tax assets                             2,482                740
-------------------------------------------------------------------------------
Deferred tax liabilities:
              Premises and equipment                   (226)              (218)
              Prepaid expenses                          (51)               (47)
              Unrealized gains on securities              0               (111)
-------------------------------------------------------------------------------
Total deferred tax liabilities                         (277)              (376)
-------------------------------------------------------------------------------
Net deferred tax assets                            $  2,205           $    364
-------------------------------------------------------------------------------

Income taxes paid totaled  $1,703,000,  $1,153,000,  and $861,000 in 1999, 1998,
and 1997, respectively. Income taxes of $0, $131,000, and $13,000 were recognized on net securities gains in 1999, 1998, and 1997 respectively.

11. Stockholders' Equity

At December 31, 1999, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 118,195 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $8.45 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 1999 or 1998. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum (see Note 14).

During the 4th quarter of 1999, the Company implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 1,527 common shares were purchased pursuant to this plan in 1999. At December 31, 1999, the Company had reserved approximately 498,000 common shares to be issued in connection with the plan.

On January 15, 1999, the Board of Directors declared a 5% common stock dividend payable on February 19, 1999, to stockholders of record on January 29, 1999. Payment of the stock dividend resulted in the issuance of 73,952 additional common shares.

On January 21, 2000, the Board of Directors declared a 5% common stock dividend payable on February 18, 2000, to stockholders of record on February 4, 2000. Payment of the stock dividend will result in the issuance of 78,342 additional common shares.

All common stock and per share data included in these financial statements have been restated for these stock dividends.

Notes to Financial Statements

12. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

-------------------------------------------------------------------------------------------------------------------------------
                                                                  For the Year Ended December 31,
-------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)       1999                             1998                             1997
-------------------------------------------------------------------------------------------------------------------------------
                                                      Per Share                      Per Share                        Per Share
                                    Income   Shares    Amount        Income   Shares  Amount          Income   Shares  Amount
-------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Net income                      $ 3,103                           $2,218                            $1,892
   Preferred stock dividends           (80)                             (80)                              (80)
-------------------------------------------------------------------------------------------------------------------------------
     Income available to
       common stockholders           3,023    1,638   $1.85           2,138    1,632    $1.31           1,812    1,504   $1.20
Effect of dilutive securities:
   Warrants                                       0                                0                                44
   Stock options                                118                              133                               118
-------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income available to
       common stockholders
       plus assumed conversions    $ 3,023    1,756   $1.72        $  2,138    1,765    $1.21        $  1,812    1,666   $1.09
-------------------------------------------------------------------------------------------------------------------------------

Options to purchase 46,570 shares of common stock at $26.08, options to purchase 39,100 shares at $25.92 and options to purchase 8,864 shares of common stock at $28.12 were outstanding during 1999. They were not included in the computation of diluted EPS for the year ended December 31, 1999, because the options' exercise price was greater than the average market price of the common shares.

No options were excluded from the computation of diluted EPS for the year ended December 31, 1998.

Options to purchase 45,643 shares of common stock at $25.92 were outstanding during 1997. They were not included in the computation of diluted EPS for the year ended December 31, 1997 because the options' exercise price was greater than the average market price of the common shares.

13. Stock Option Plans

In 1996, the Company's shareholders approved the adoption of the 1996 Employee Stock Option Plan. The Plan covers 243,390 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company shall be entitled to an option to acquire 1,477 shares of the Company's common stock during each year in which the Director serves on the Board. The Plan covers 147,744 authorized shares of common stock and will expire on December 31, 2000. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee and director stock options because, as discussed below, the alternative fair value accounting provided for under FASB Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee and

Notes to Financial Statements

director stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro-forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for 1999, 1998, and 1997 respectively: risk-free interest rates of 6.0%, 4.5% and 5.8%; volatility factors of the expected market price of the Company's common stock of
 .24, .25, and .34; weighted-average expected life of the option of 10 years; and no cash dividends.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.

----------------------------------------------------------------
                                      Year ended December 31,
                                      1999     1998     1997
----------------------------------------------------------------
Net income (in thousands):
    As reported                     $3,103   $2,218   $1,892
    Pro-forma                        2,570    1,694    1,635
----------------------------------------------------------------
Reported earnings per share:
    Basic                            $1.85    $1.31    $1.20
    Diluted                           1.72     1.21     1.09
----------------------------------------------------------------
Pro-forma earnings per share:
    Basic                            $1.57    $0.99    $1.03
    Diluted                           1.46     0.91     0.93
----------------------------------------------------------------

Stock options transactions under the Plans were as follows:

---------------------------------------------------------------------------------------------------------------------------
                                                                        Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
                                                      1999                       1998                       1997
---------------------------------------------------------------------------------------------------------------------------
                                                         Weighted Avg.             Weighted Avg.              Weighted Avg.
                                               Options  Exercise Price   Options  Exercise Price   Options   Exercise Price
---------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year               315,839    $ 14.39        267,255     $11.58        253,643     $  8.27
Granted                                         63,786      22.97         60,837       25.80        54,509       23.32
Exercised                                       (6,614)     10.20         (9,569)       6.20       (35,260)       5.90
Forfeited                                       (6,591)     25.28         (2,684)      11.83        (5,637)      11.89
---------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                     366,420    $ 15.77        315,839    $  14.39       267,255     $ 11.58
---------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                     286,032    $ 13.63        243,623    $  11.22       203,078     $  8.31
Options available for grant at December 31     121,560
Weighted-average fair value
     of options granted during the year                   $ 10.36                   $  10.94                   $ 12.69
---------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 1999 are presented in the following table.

-------------------------------------------------------------------------------------------------------------------------------
                                                                         As of December 31, 1999
-------------------------------------------------------------------------------------------------------------------------------
                                                   Options      Weighted Avg.    Weighted Avg.       Options      Weighted Avg.
                                                 Outstanding   Exercise Price  Contractual Life    Exercisable   Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
     ranging from $5.08 to $10.00                   166,464       $  7.04         4.3 Years           166,464        $  7.04
Options with exercise prices
     ranging from $10.01 to $20.00                   41,635         16.70         7.2 Years            39,873          16.71
Options with exercise prices
     ranging from $20.01 to $28.12                  158,320         24.70         9.1 Years            79,695          25.85
-------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
     prices ranging from $5.08 to $28.12            366,420       $ 15.77         6.7 Years           286,032        $ 13.63
-------------------------------------------------------------------------------------------------------------------------------

Notes to Financial Statements

14. Regulatory Matters

Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare a cash dividend in excess of its accumulated retained earnings.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's and the Bank's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 1999, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 1999, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the following table. The consolidated capital ratios are identical to the Bank's capital ratios.


-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                          To Be Well Capitalized
                                                                      For Capital                         Under Prompt Corrective
                                 Actual                            Adequacy Purposes                         Action Provisions
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)      Amount    Ratio                   Amount              Ratio                 Amount                Ratio
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1999
Total capital                                greater than            greater than        greater than           greater than
 (to risk-weighted assets) $26,218   11.12%  or equal to   $18,864   or equal to   8.0%  or equal to   $23,580  or equal to   10.0%
Tier 1 capital                               greater than            greater than        greater than           greater than
 (to risk-weighted assets)  23,377    9.91   or equal to     9,432   or equal to   4.0   or equal to    14,148  or equal to    6.0
Tier 1 capital                               greater than            greater than        greater than           greater than
 (to average assets)        23,377    6.28   or equal to    14,894   or equal to   4.0   or equal to    18,618  or equal to    5.0
-----------------------------------------------------------------------------------------------------------------------------------
As of December 31, 1998
Total capital                                greater than            greater than        greater than           greater than
 (to risk-weighted assets) $22,463   12.02%  or equal to   $14,946   or equal to   8.0%  or equal to   $18,683  or equal to    10.0%
Tier 1 capital                               greater than            greater than        greater than           greater than
 (to risk-weighted assets)  20,231   10.83   or equal to     7,473   or equal to   4.0   or equal to    11,210  or equal to    6.0
Tier 1 capital                               greater than            greater than        greater than           greater than
 (to average assets)        20,231    6.50   or equal to    12,447   or equal to   4.0   or equal to    15,559  or equal to    5.0
-----------------------------------------------------------------------------------------------------------------------------------

15. Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 1999, 1998, and 1997, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $31,000, $62,000, and $28,000 in 1999, 1998, and 1997, respectively.

16. Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

Notes to Financial Statements

The only comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale. The federal income taxes allocated to the unrealized gains (losses) are presented in the table below. The reclassification adjustments included in comprehensive income are also presented.

-----------------------------------------------------------------------------------------------------------
                                                                           Year ended December 31,
(in thousands)                                                      1999             1998              1997
-----------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the year      $(4,868)          $    214          $    715
Less reclassification adjustment for gains (losses)
    included in net income                                           1                386                39
-----------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                   (4,869)              (172)              676
Tax (expense) benefit                                            1,656                 58              (230)
-----------------------------------------------------------------------------------------------------------
    Net of tax amount                                          $(3,213)          $   (114)         $    446
-----------------------------------------------------------------------------------------------------------

17. LEASES

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2019. Total rental expense for operating leases in 1999, 1998, and 1997 was $673,000, $602,000, and $527,000,
respectively. At December 31, 1999, future minimum lease payments for noncancelable operating leases are payable as follows:

--------------------------------------------------------------
(in thousands)
--------------------------------------------------------------
2000                                             $     635
2001                                                   656
2002                                                   581
2003                                                   574
2004                                                   358
Thereafter                                           3,483
--------------------------------------------------------------
Total minimum lease payments                     $   6,287
--------------------------------------------------------------

18. Contingencies

The Company has purchased the parcel of land at 1120 Carlisle Road, Camp Hill, Pennsylvania, and intends to construct a full-service branch office on this land in the year 2000. The Company has entered into a contract to build the branch office in the amount of $600,000.

The Company has entered into a land lease for the premises located on lot #2, in Palmyra Shopping Center, on Route #422 in Palmyra, Pennsylvania. The Company intends to construct a full-service branch office on this land in the year 2000. The land lease commenced September 13, 1999 and has an initial term of 20 years. In addition, the Company has an option to renew the land lease for four additional 5-year terms. Initial annual rent payments equal $60,000 and will commence on the opening of the branch for business. Rent is subject to change on terms set forth in the lease agreement.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19. Related Party Transactions

Commerce Bancorp, Inc. (a 9.17% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, loan review services, MAC/VISA card processing, data processing, and advertising support. Insurance premiums and commissions are also included in these services which are paid to a subsidiary of Commerce Bancorp, Inc. The Company paid approximately $344,000, $325,000, and $210,000 for services provided buy Commerce Bancorp, Inc. during 1999, 1998, and 1997, respectively. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 1999, approximately $8.6 million of these participations were outstanding.

Notes to Financial Statements

A director of the Company is Chairman of the Board of Commerce Bank, N.A. The Company obtained interior design services for $16,000, $17,000, and $27,000 in 1999, 1998, and 1997, respectively, from a business owned by the spouse of the director. Additionally, the business received commissions of approximately $21,000, $66,000, and $109,000 in 1999, 1998, and 1997, respectively, on furniture and facility purchases made directly by the Company. The Company leases land for one of its branches from a limited partnership in which the director is a 20% limited partner. Total payments on the land lease for 1999, 1998 and 1997 were $50,000. The Company engaged a company owned by the director to prepare the building sites for the branches constructed in 1998 and 1997. Total payments made in 1998 and 1997 were $20,000 respectively. During 1997, the Board of Directors approved the purchase of land for one of its branches from a company in which the director is a 50% owner. The contract price of the land was $664,000.

A law firm in which a director of the Company is a partner received professional fees totaling $149,000, $104,000, and $115,000 during 1999, 1998, and 1997, respectively.

The Company leases land for a billboard owned by the Company from a director. Annual lease payments are $24,000, and lease payments made during 1999, 1998, and 1997 totaled $24,000, $24,000, and $16,000, respectively.

The Company paid commissions for real estate services to a company owned by the Chairman of the Board of the Company of $65,000, $0, and $25,000 in 1999, 1998, and 1997 respectively.

20. Fair Value of Financial Instruments

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash and cash equivalents:

The carrying amounts reported approximate those assets' fair value.

Securities:

Fair values of securities are based on quoted market prices, where available. If quoted market prices are not available, fair values are based on quoted market prices of comparable instruments.

Loans Receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality.

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and payable approximate their fair values.

Notes to Financial Statements

Deposit Liabilities

The fair values disclosed for demand deposits (e.g., interest-bearing and noninterest-bearing checking, passbook savings, and certain types of money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered on certificates of deposit to a schedule of aggregated expected monthly maturities on time deposits.

Other Borrowed Money

The carrying amount of this debt approximates its fair value.

Off-balance Sheet Instruments

Off-balance sheet instruments of the Company consist of letters of credit, loan commitments, and unfunded lines of credit. Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing. The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table.


-------------------------------------------------------------------------------------------------------------------------------
                                                                      1999                                   1998
                                                          Carrying              Fair             Carrying              Fair
(in thousands)                                             Amount               Value             Amount               Value
-------------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                          $    27,490         $    27,490         $    23,875         $    23,875
    Securities                                             113,691             112,529             108,486             108,517
    Loans, net (including loans held for sale)             218,565             216,984             170,530             173,241
    Accrued interest receivable                              2,105               2,105               1,824               1,824
-------------------------------------------------------------------------------------------------------------------------------
Financial liabilities:
    Deposits                                           $   348,546         $   348,891         $   297,737         $   298,489
    Other borrowed money                                     8,300               8,300                   0                   0
    Accrued interest payable                                   567                 567                 518                 518
-------------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments:
    Standby letters of credit                          $         0         $         0         $         0         $         0
    Commitments to extend credit                                 0                   0                   0                   0
-------------------------------------------------------------------------------------------------------------------------------


21. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentaton (in thousands, except per share amounts):

-------------------------------------------------------------------------------------------------------------
                                                                   Three Months Ended
-------------------------------------------------------------------------------------------------------------
                                           December 31       September 30         June 30          March 31
-------------------------------------------------------------------------------------------------------------
1999
Interest income                                $6,689              $6,424           $5,923            $5,581
Interest expense                                2,769               2,528            2,360             2,284
Net interest income                             3,920               3,896            3,563             3,297
Provision for loan losses                         160                 232              190               180
Net investment securities gains                     0                   0                0                 1
Provision for federal income taxes                487                 480              330               316
Net income                                        935                 923              636               609
Net income per share:
Basic                                          $ 0.57              $ 0.55           $ 0.37            $ 0.36
Diluted                                          0.53                0.51             0.35              0.33

1998
Interest income                                $5,509              $5,262           $4,837            $4,411
Interest expense                                2,384               2,397            2,079             1,883
Net interest income                             3,125               2,865            2,758             2,528
Provision for loan losses                         165                 150              120               107
Net investment securities gains                     0                 128                0               258
Provision for federal income taxes                326                 248              232               300
Net income                                        653                 492              469               604
Net income per share:
Basic                                          $ 0.38              $ 0.29           $ 0.28            $ 0.36
Diluted                                          0.35                0.27             0.26              0.33

Notes to Financial Statements

22. Condensed Financial Statements of the Parent Company

    Balance Sheet
    ----------------------------------------------------------------------------------
                                                                          December 31,
    (dollars in thousands)                                                       1999
    ----------------------------------------------------------------------------------
    Assets
    Investment in Bank subsidiary                                            $ 20,378

    ----------------------------------------------------------------------------------
                                                                             $ 20,378
    ----------------------------------------------------------------------------------

    Stockholders' equity                                                     $ 20,378
    ----------------------------------------------------------------------------------
                                                                             $ 20,378
    ----------------------------------------------------------------------------------

    Statement of Income
    ----------------------------------------------------------------------------------
                                                                       For the Period
                                                                      July 1, 1999 to
    (dollars in thousands)                                          December 31, 1999
    ----------------------------------------------------------------------------------
    Dividends from bank subsidiary                                             $   40
    Equity in undistributed net income of bank subsidiary                       1,818
    ----------------------------------------------------------------------------------
    Net Income                                                                 $1,858
    ----------------------------------------------------------------------------------

    Statement of Cash Flows
    ----------------------------------------------------------------------------------
                                                                       For the Period
                                                                      July 1, 1999 to
    (dollars in thousands)                                          December 31, 1999
    ----------------------------------------------------------------------------------
    Operating activities:
      Net Income                                                              $ 1,858
      Adjustments to reconcile net income to net
         cash provided by operating activities:
      Undistributed net income of bank subsidiary                              (1,818)
    ----------------------------------------------------------------------------------
                Net cash provided by operating activities                          40

    Investing Activities:
      Investment in bank subsidiary                                               (57)
    ----------------------------------------------------------------------------------
                Net cash used in investing activities                             (57)

    Financing Activities:
      Proceeds from common stock options exercised                                 26
      Proceeds from stock purchase and dividend reinvestment plans                 31
      Cash dividends on preferred stock                                           (40)
    ----------------------------------------------------------------------------------
                Net cash provided by financing activities                          17
    ----------------------------------------------------------------------------------
    (Decrease) increase in cash and cash equivalents                                0
    Cash and cash equivalents at July 1, 1999                                       0
    ----------------------------------------------------------------------------------
    Cash and cash equivalents at end of year                                   $    0
    ----------------------------------------------------------------------------------

Notes to Financial Statements


Independent Auditor's Report


To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania



We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiary as of December 31, 1999 and 1998, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiary as of December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.




                                         /s/ Beard & Company, Inc.




Harrisburg, Pennsylvania
February 4, 2000

Notes to Financial Statements

Headquarters

Pennsylvania Commerce Bancorp, Inc.
100 Senate Avenue
Camp Hill, PA 17011

Annual Shareholders' Meeting

Pennsylvania Commerce Bancorp, Inc.'s annual shareholders meeting will be held on Friday May 19, 2000 at 9:00 am at the following location:

     Hilton Harrisburg and Towers
     One North Second Street
     Harrisburg, PA  17102

Contacts

Analysts, portfolio managers, and others seeking financial information about Pennsylvania Commerce Bancorp, Inc. should contact:

     Mark A. Zody,
     Chief Financial Officer
     at (717) 975-5630

News media representatives and others seeking general corporate information should contact:

     James T. Gibson, President/CEO, or
     Gary L. Nalbandian, Chairman
     at (717) 975-5630

Shareholders seeking assistance with stock records should contact:

     Deborah Miller
     Shareholder Relations
     at (717) 972-2870

Dividend Reinvestment and Stock Purchase Plan

Pennsylvania Commerce Bancorp, Inc. offers its shareholders a convenient plan to increase their investment in the Company. Through the Dividend Reinvestment and Stock Purchase Plan, holders of common stock may have their dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) reinvested in additional common shares at a 3% discount (subject to change) from the market price and without brokerage fees, commissions, or service charges. Shareholders not enrolled in this plan, as well as brokers and custodians who hold stock for clients, may receive a plan prospectus and enrollment card by contacting Deborah Miller at (717) 972-2870.

Annual Report and Form 10-K

Additional copies of Pennsylvania Commerce Bancorp, Inc.'s Annual Report and Form 10-K are available without charge by writing:

     Pennsylvania Commerce Bancorp, Inc.
     Shareholder Relations
     100 Senate Avenue
     Camp Hill, PA 17011


NASDAQ Symbol

Shares of Pennsylvania Commerce Bancorp, Inc. common stock are traded nationally under the symbol COBH in the Over-The-Counter Small Cap Market and are listed in NASDAQ Quotations.


Common Stock Prices

The following table sets forth the prices for which common stock has traded during the last two (2) fiscal years on the NASDAQ Small Cap Market. The prices per share have been adjusted to reflect common stock dividends of 5% with record dates of February 4, 2000 and January 29, 1999. As of December 31, 1999, there were approximately 400 holders of record of the Company's common stock.


Quarter Ended:                      High             Low
----------------------------------------------------------
     March 31, 1999             $    28.81       $   25.62
     June 30, 1999                   27.38           25.24
     September 30, 1999              25.60           21.43
     December 31, 1999               23.81           20.00
----------------------------------------------------------
     March 31, 1998             $    27.21       $   23.76
     June 30, 1998                   31.29           26.08
     September 30, 1998              34.47           27.21
     December 31, 1998               28.12           25.40
----------------------------------------------------------




Transfer and Dividend Paying Agent/Registrar

Pennsylvania Commerce Bancorp, Inc.
100 Senate Avenue
Camp Hill, PA 17011