Form 10-K405, Exhibit 13
period 2000-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2001-04-02
CIK 1085706

Pennsylvania Commerce Bancorp, Inc. Selected Financial Data
                                                                               Year Ended December 31,
(dollars in thousands, except per share data)                 2000           1999          1998          1997          1996
BALANCE SHEET DATA:
Total assets                                          $    480,086   $    378,913  $    319,323  $    239,829  $    198,282
Loans held for sale                                          5,329          5,301         5,641         6,816        12,953
Loans receivable (gross)                                   290,252        216,105       167,121       134,459       103,739
Securities available for sale                               92,921         84,652        96,993        48,512        43,088
Securities held to maturity                                 33,812         29,039        11,493        12,239        13,524
Federal funds sold                                          22,800              0        11,900        14,325         3,850
Deposits                                                   446,583        348,546       297,737       220,224       182,572
Long-term debt and other borrowed money                          0          8,300             0             0         1,000
Trust preferred securities                                   5,000              0             0             0             0
Stockholders' equity                                        26,668         20,378        20,445        18,318        13,275

INCOME STATEMENT DATA:
Net interest income                                   $     17,477   $     14,676  $     11,276  $      9,308  $      7,851
Provision for loan losses                                    1,050            762           542           150            90
Noninterest income                                           5,362          4,558         4,061         2,740         1,700
Noninterest operating expenses                              16,189         13,756        11,471         9,078         7,079
Income before income taxes                                   5,600          4,716         3,324         2,820         2,382
Net income                                                   3,714          3,103         2,218         1,892         1,602

PER COMMON SHARE DATA:
Net income:     Basic                                       $2.09          $1.76          $1.25         $1.15         $1.07
                Diluted                                      1.96           1.64           1.15          1.04          1.01
Book value                                                  14.65          11.20          11.30         10.12          8.53

SELECTED PERFORMANCE RATIOS:
Return on average assets                                     0.88%          0.89%          0.80%         0.91%         0.94%
Return on average stockholders' equity                      16.59          15.18          11.50         11.86         12.77
Net interest margin                                          4.49           4.59           4.49          4.92          5.05

SELECTED LIQUIDITY AND CAPITAL RATIOS:
Average loans to average deposits                           65.12%         60.24%         60.26%        63.83%        69.29%
Stockholders' equity to total year-end assets                5.55           5.38           6.40          7.64          6.70
Risk based capital:      Tier 1                              9.90           9.91          10.83         12.20         11.44
                         Total                              11.04          11.12          12.02         13.36         13.29
                         Leverage ratio                      6.92           6.28           6.50          7.85          7.10

ASSET QUALITY:
Net charge-offs to average loans outstanding                 0.06%          0.08%          0.01%         0.11%        (0.05)%
Non-performing loans to total year-end loans                 0.29           0.32           0.16          0.43          0.37
Non-performing assets to total year-end assets               0.18           0.18           0.09          0.35          0.19
Allowance for loan losses to total year-end loans            1.29           1.31           1.34          1.26          1.62
Allowance for loan losses to non-performing loans          448.02         415.35         808.70        290.92        436.27

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

2000 OVERVIEW

In 2000, the Company continued its strong financial performance by posting record levels of total assets, deposits and loans. Total assets grew by $101 million, or 27%, to $480 million and total deposits increased $98 million, or 28%, to $447 million. Total loans also experienced strong growth of $74 million, or 34%, in 2000 from $221 million to $295 million.

Net income was up 20% in 2000 to $3.7 million from $3.1 million for 1999 and total revenues increased by 19% to a record level of $22.8 million. Diluted net income per common share increased 20% to $1.96 from $1.64 per share in 1999 (after adjusting for a 5% common stock dividend declared in January 2001).

In June, the Company opened a new branch at 1120 Carlisle Road, Camp Hill, Pennsylvania and another new branch in October in the Palmyra Shopping Center on Route 422 in Palmyra, Pennsylvania. This brings the Bank's total number of full-service branches to 13. The October opening was the introduction of the Bank into a new market in Lebanon County. During the fourth quarter of 2000, the Bank began construction of its fourteenth branch in East Pennsboro Township, Enola, Pennsylvania. Grand opening ceremonies were held on March 31, 2001.


RESULTS OF OPERATIONS

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2000, 1999 and 1998 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2000, average interest earning assets were $389.5 million, an increase of $69.8 million, or 22%, over 1999. This was the result of an increase in the average balance of securities of $7.6 million and an increase in the average balance of loans receivable of $59.6 million. The growth was funded primarily by an increase in the average balance of deposits of $67.6 million. The growth in interest earning assets was also partly funded by an increase in long-term debt, reflecting the issuance of $5 million of Trust Capital Securities in June 2000.

The yield on total interest earning assets increased by 46 basis points in 2000 to 8.16%. The increase resulted primarily from increased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 2000 as compared to 1999. The Federal Reserve Board
(FRB) raised short-term market interest rates three times in the first half of 2000 for a total increase of 100 basis points (bps). This followed three 25 bp increases by the FRB in the second half of 1999. As a result, the company experienced higher yields on interest earning assets in 2000 over 1999 as well as a higher cost of funds in 2000 over the prior year.

The aggregate cost of interest-bearing liabilities increased 62 basis points in 2000 to 4.43% from 3.81% in 1999. The average rate paid on savings deposits increased by 100 basis points, from 2.90% in 1999 to 3.90% in 2000 and the average rate paid on time deposits was 5.17%, up 13 basis points over 1999. The average rate paid on interest checking accounts increased from 3.76% in 1999 to 3.90% in 2000. The average rate paid on public funds time deposits increased by 143 basis points in 2000. The majority of the Company's public funds are deposits of the Commonwealth of Pennsylvania and local school districts and municipalities. These deposits are repriced at maturity based upon an average of rates paid for comparable time deposits by several financial institutions in the Central Pennsylvania market.

The Company's aggregate cost of funding sources increased 56 basis points in 2000 to 3.67% over 3.11%. This is the result of an increase in the average rate paid on total interest bearing deposits as well as the issuance of long-term debt, which bears interest at a higher rate than the Company's deposits.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

TABLE 1
- --------------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,

(dollars in thousands)                        2000                            1999                            1998
- ---------------------------------------------------------------------------------------------------------------------------------

                                  Average               Average    Average             Average     Average              Average
Earning Assets                    Balance   Interest     Rate      Balance   Interest   Rate       Balance   Interest    Rate
- ---------------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable                     $  121,833  $   8,025    6.59%   $  114,992  $   7,405   6.44%    $   84,056  $   5,593   6.65%
   Tax-exempt                         795         44    5.51             0          0   0.00            150          7   4.61
- ---------------------------------------------------------------------------------------------------------------------------------
Total securities                  122,628      8,069    6.58       114,992      7,405   6.44         84,206      5,600   6.65
Federal funds sold                 11,707        760    6.49         9,129        447   4.83         12,420        658   5.23
Loans receivable:
   Mortgage
     and construction             178,937     15,852    8.86       136,325     11,685   8.57        110,033      9,836   8.94
   Commercial loans
     and lines of credit           47,747      4,691    9.82        36,267      3,254   8.97         23,539      2,193   9.32
Consumer                           26,640      2,293    8.61        22,629      1,806   7.98         20,755      1,709   8.23
Tax-exempt                          1,833        109    5.94           365         20   5.52            415         23   5.52
- ---------------------------------------------------------------------------------------------------------------------------------
Total loans receivable            255,157     22,945    8.99       195,586     16,765   8.57        154,742     13,761   8.89
- ---------------------------------------------------------------------------------------------------------------------------------
Total earning assets           $  389,492  $  31,774    8.16%   $  319,707  $  24,617   7.70%    $  251,368    $20,019   7.96%
- ---------------------------------------------------------------------------------------------------------------------------------
Sources of Funds
Interest-bearing deposits:
   Regular savings             $  108,131  $   4,219    3.90%   $   78,465  $   2,272   2.90%    $   69,959  $   2,378   3.40%
   Interest checking                8,696        339    3.90         9,779        368   3.76         27,842        750   2.69
   Money market                    71,764      2,288    3.19        49,855      1,111   2.23         11,081        249   2.25
   Time deposits                  104,983      5,422    5.17       107,928      5,444   5.04         89,452      4,880   5.46
   Public funds time               25,833      1,688    6.54        14,105        721   5.11          8,835        486   5.49
- ---------------------------------------------------------------------------------------------------------------------------------
Total interest-
   bearing deposits               319,407     13,956    4.37       260,132      9,916   3.81        207,169      8,743   4.22
Short-term borrowings                 696         41    5.91           460         25   5.35              0          0   0.00
Long-term debt                      2,708        300   11.07             0          0   0.00              0          0   0.00
- ---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing
   liabilities                    322,811     14,297    4.43       260,592      9,941   3.81        207,169      8,743   4.22
Noninterest-bearing
   funds (net)                     66,681                           59,115                           44,199
- ---------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
   earning assets                $389,492     14,297   3.67       $319,707      9,941   3.11      $ 251,368      8,743   3.48
- ---------------------------------------------------------------------------------------------------------------------------------
Net interest income
   and margin                              $  17,477   4.49%                $  14,676   4.59%                $  11,276   4.49%
- ---------------------------------------------------------------------------------------------------------------------------------
Other Balances
Cash & due from banks          $   14,806                       $   12,740                       $   11,787
Other assets                       18,734                           16,122                           14,746
Total assets                      423,032                          348,569                          277,901
Noninterest-bearing
   demand deposits                 72,413                           64,082                           49,636
Other liabilities                   5,419                            3,459                            1,816
Stockholders' equity               22,389                           20,436                           19,280
- ---------------------------------------------------------------------------------------------------------------------------------

Notes:  Nonaccrual loans have been included in the average loan balances.  Securities  include  securities  available for sale and securities held to maturity.  Securities  available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities above. Yields on tax-exempt securities are not computed on a taxable equivalent basis.

4

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

Net interest income for 2000 increased $2.8 million, or 19%, over 1999 to $17.5 million. Interest income on earning assets totaled $31.8 million, an increase of $7.2 million, or 29%, over 1999. The majority of this increase was related to volume increases in the securities and loans receivable portfolios. Interest expense for 2000 increased by $4.4 million, or 44%, to $14.3 million from $9.9 million.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The Company's net interest rate spread decreased from 3.89% in 1999 to 3.73% in 2000 and the net interest margin decreased 10 basis points from 4.59% to 4.49%.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.

TABLE 2
- ---------------------------------------------------------------------------------------------------------------------------------
                                                             2000 v. 1999                                1999 v. 1998
                                                          Increase (Decrease)                         Increase (Decrease)
                                                         Due to Changes in (1)                       Due to Changes in (1)
(in thousands)                                     Volume        Rate       Total             Volume         Rate       Total
- ---------------------------------------------------------------------------------------------------------------------------------
Interest on securities:
       Taxable                                         $448        $172        $620              $1,988       $(176)     $1,812
Tax-exempt                                               44           0          44                  (7)          0          (7)
Federal funds sold                                      161         152         313                (161)        (50)       (211)
Interest on loans receivable:
       Mortgage and construction                      3,772         395       4,167               2,256        (407)      1,849
       Commercial                                     1,129         308       1,437               1,143         (82)      1,061
       Consumer                                         344         143         487                 149         (52)         97
       Tax-exempt                                        87           2          89                  (3)          0          (3)
- ---------------------------------------------------------------------------------------------------------------------------------
Total interest income                                 5,985       1,172       7,157               5,365        (767)      4,598
- ---------------------------------------------------------------------------------------------------------------------------------
Interest expense:
       Regular savings                                1,162         785       1,947                 244        (350)       (106)
       Interest checking                                (43)         14         (29)               (680)        298        (382)
       Money market plus                                698         479       1,177                 864          (2)        862
       Time deposits                                   (162)        140         (22)                940        (376)        564
       Public funds                                     765         202         967                 269         (34)        235
Short-term borrowings                                    13           3          16                  25           0          25
Long-term debt                                          300           0         300                   0           0           0
- ---------------------------------------------------------------------------------------------------------------------------------
Total interest expense                                2,733       1,623       4,356               1,662        (464)      1,198
- ---------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                              $3,252       $(451)     $2,801              $3,703       $(303)     $3,400
- ---------------------------------------------------------------------------------------------------------------------------------

(1)Changes due to both volume and rate have been allocated to volume changes.

                                                                                                                                 5

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Noninterest Income

Noninterest income for 2000 increased by $804,000, or 18%, over 1999 to $5.4 million. The increase was due primarily to increased "core" other operating income, which rose $1.0 million, or 25%, from 1999. This increase was attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $370,000 in 2000 and $654,000 in 1999 on the sale of residential, student, and Small Business Administration loans. Also included in noninterest income were net securities gains of $0 for 2000 and $1,000 for 1999.

Noninterest Expenses

Noninterest expenses totaled $16.2 million for 2000, an increase of $2.4 million, or 18%, over 1999. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two full service branches in Summer and Fall 2000. A comparison of noninterest expense for certain categories for 2000 and 1999 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $1.3 million, or 21%, in 2000 over 1999. This increase was consistent with an increase in the level of full-time equivalent employees from 231 at December 31, 1999 to 266 at year-end 2000. The increased level of expenses includes the impact of salary and benefit costs associated with the additional staff for the two new branch offices opened in June and October 2000.

Occupancy expenses totaled $1.8 million in 2000, an increase of $131,000, or 8%, over 1999 while furniture and equipment expenses increased by $155,000, or 17%, to $1.1 million. The impact of the two branch offices opened in 2000 contributed to the increases in occupancy and furniture and equipment expenses in 2000 over 1999. Increased equipment depreciation is another contributing factor to the increase in furniture and equipment expenses. The depreciation increase is a result of an upgrade of computer equipment for platform personnel at the Bank's other 11 branches.

Advertising and marketing expenses were $1.5 million for 2000, an increase of $192,000, or 15%, over 1999. The increase was primarily the result of increased advertising efforts in each of the Company's markets. The Company entered into the Lebanon County market through the opening of the Palmyra Branch in October 2000. Going forward, the Company will continue to have multiple markets in which to advertise its products.

Data processing expenses increased by $28,000, or 3%, in 2000 over 1999. The increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced offset by reduced data transmission and telephone costs. The reduced costs were the result of renegotiated contracts with telecommunications vendors.

Postage and supplies expenses of $659,000 were $130,000, or 25%, higher than the prior year. The increase in postage expenses resulted from the growth in the number of account statements mailed to customers. The increase in supplies expense was a result of increased usage of such items related to additional staff levels as well as an increase in the number of accounts serviced.

Audits, regulatory fees, and assessments for 2000 increased by $88,000, or 34%, from 1999. The primary reasons were the increase in the yearly assessment by the Office of the Comptroller of the Currency for examinations and the Federal Deposit Insurance Corporation. Both assessment calculations, which are based on deposit size, continue to increase as the Company's deposit balances grow.

Other noninterest expenses totaled $2.4 million for 2000, compared to $2.0 million for 1999. The majority of this increase was due to increased provisions for non-credit related losses and increased expenses associated with the processing of coin for the Penny Arcade Coin counters, installed at our branches during 2000, offered at no charge to all customers and non-customers.

The Company's current strategic plan calls for the construction of three additional new branches in 2001. The costs associated with these planned offices will continue to result in higher levels of staff, facilities, and related expenses in 2001 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. Net noninterest expenses equal noninterest expenses (excluding other real estate expenses) less noninterest income (exclusive of non-recurring gains). This ratio equaled 2.64% for 2000, compared to 2.75% for 1999. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). For 2000, the operating efficiency ratio was 71.9%, compared to 73.0% for 1999.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Provision for Federal Income Taxes

The provision for federal income taxes was $1.9 million for 2000, compared to $1.6 million for 1999. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 34% in 2000 and in 1999. Reference should be made to Note 11 of the Notes to Consolidated Financial Statements for an additional analysis of the provision for income taxes for 2000 and 1999.

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

At December 31, 2000, deferred tax assets amounted to $1.6 million and deferred tax liabilities amounted to $315,000. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences.

Net Income and Net Income Per Share

Net income for 2000 rose to a record $3.7 million, an increase of $611,000, or 20%, over the $3.1 million recorded in 1999. This increase was due to an increase in net interest income of $2.8 million and an increase in noninterest income of $804,000, offset by an increase in the provision for loan losses of $288,000, an increase in noninterest expenses of $2.4 million, and an increase of $273,000 in the provision for income taxes.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2001, increased by 19% to $2.09 per share, compared to $1.76 in 1999. Diluted earnings per common share were $1.96 for 2000 and $1.64 for 1999 after adjusting for the 5% common stock dividend declared in January 2001. Reference should be made to Note 13 in the Notes to Consolidated Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures the Company's net income in relation to its total average assets. The Company's ROA for 2000 was 0.88%, compared to 0.89% in 1999.

For purposes of calculating ROA, average assets have been adjusted to exclude the effect of net unrealized gains (losses) on securities available for sale.

Return on average equity (ROE) indicates how effectively the Company can generate net income on the capital invested by its stockholders. ROE is calculated by dividing net income by average stockholders' equity. For purposes of calculating ROE, average stockholders' equity includes the effect of unrealized gains (losses), net of income taxes, on securities available for sale. Reference should be made to Note 3 in the Notes to Consolidated Financial Statements for an analysis of securities available for sale. The Company's ROE for 2000 was 16.59%, compared to 15.18% for 1999.


RESULTS OF OPERATIONS                                           1999 VERSUS 1998

Net income for 1999 was $3.1 million, an increase of $885,000, or 40%, over the $2.2 million recorded in 1998.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2001 and 2000, increased by 41% to $1.76 per share, compared to $1.25 per common share for 1998. Diluted earnings per common share were $1.64 for 1999 and $1.15 for 1998 after adjusting for the 5% common stock dividends declared in January 2001 and 2000.

Net interest income for 1999 was $14.7 million, up $3.4 million, or 30%, over 1998. Interest income on earning assets totaled $24.6 million, an increase of $4.6 million, or 23%, over 1998. Interest expense for 1999 increased by $1.2 million, or 14%, to $9.9 million from $8.7 million.

The Company's net interest rate spread increased to 3.89% in 1999 from 3.74% in 1998 and the net interest margin increased by 10 basis points from 4.49% to 4.59%.

Noninterest income for 1999 increased by $476,000, or 12%, over 1998 to $4.5 million. Included in noninterest income for 1999 were gains of $654,000 compared to $500,000 in 1998. Also included in noninterest income were securities gains of $1,000 for 1999 and $386,000 for 1998.

Noninterest expenses totaled $13.7 million for 1999, an increase of $2.3 million, or 20%, over 1998. The full-year impact of the two branch offices opened in 1998 contributed to the increases in noninterest expenses in 1999 over 1998.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Salary expenses and employee benefits increased by $1.1 million, or 22%, in 1999 over 1998. This increase was consistent with the increase in the level of full-time equivalent employees from 206 at December 31, 1998 to 231 at year-end 1999.

Occupancy expenses totaled $1.7 million in 1999, an increase of $203,000, or 14%, over 1998, while furniture and equipment expenses increased by $90,000, or 11%, to $937,000.

Advertising and marketing expenses were $1.3 million for 1999, an increase of $214,000, or 20%, over 1998. Data processing expenses increased by $164,000, or 21%, in 1999 over 1998. Postage and supplies expenses of $529,000 were $58,000, or 12%, higher than the prior year.

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

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. Reference should be made to Note 3 in the Notes to Consolidated Financial Statements for further analysis of the Company's securities portfolio.

The Company's securities portfolio, which includes both the available for sale and held to maturity securities, consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government. These investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's securities yields.

At December 31, 2000, the weighted average life of the Company's securities portfolio was 6.8 years compared to 5.4 years at December 31, 1999. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. U.S. Government mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. The Company's securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2000 or 1999.

Securities available for sale increased by $4.7 million in 2000 (excluding the effect of unrealized gains or losses) primarily as a result of purchases of $12.2 million, offset by principal repayments and maturities of $7.3. The securities available for sale portfolio is comprised of U.S. Treasury securities, U.S. Government Agency securities, mortgage-backed securities,

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

corporate debt securities, and equity securities. At December 31, 2000, the unrealized losses on securities available for sale included in stockholders' equity totaled $676,000, net of tax, compared to unrealized losses of $3.0 million, net of tax, at December 31, 1999. The weighted average maturity of the securities available for sale portfolio was 6.9 years at December 31, 2000, with a weighted average yield of 6.75%.

During 2000, securities held to maturity increased by $4.8 million as a result of purchases of $7.4 million of mortgage-backed securities offset by principal repayments of $2.5 million. The securities held in this portfolio include U.S. Government Agency securities, and mortgage-backed securities. The weighted average maturity of the securities held to maturity portfolio was 6.5 years at December 31, 2000, with a weighted average yield of 6.57%.

The contractual maturity distribution and weighted average yield of the Company's available for sale and held to maturity portfolios at December 31, 2000 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax effected on tax-exempt obligations.

TABLE 3
==============================================================================================================================
December 31, 2000            Due Under 1 Year    Due 1-5 Years       Due 5-10 Years      Due Over 10 Years          Total
- ------------------------------------------------------------------------------------------------------------------------------
 (in thousands)                Amount/Yield      Amount/Yield         Amount/Yield         Amount/Yield         Amount/Yield
- ------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government:
   Treasury securities       $  1,000  5.83%    $ 1,005    6.13%                                             $   2,005   5.98%
   Agency obligations                             6,002    6.64    $  10,991    7.09%   $  14,000   6.75%       30,993   6.85
   Agency mortgage-
      backed obligations                            284    6.17        6,560    6.91       48,692   6.64        55,536   6.67
Corporate debt securities                                                                   3,123   7.76         3,123   7.76
Equity securities                                                                           2,288   6.73         2,288   6.73
- ------------------------------------------------------------------------------------------------------------------------------
Total available for sale     $  1,000  5.83%    $ 7,291    6.53%   $  17,551    7.02%   $  68,103   6.72%      $93,945   6.75%
==============================================================================================================================
Held to Maturity
U.S. Government:
   Agency obligations                           $ 3,998    6.11%   $   2,484    6.61%   $   1,960   6.86%    $   8,442   6.42%
   Municipal obligations                                                                    1,000   5.55         1,000   5.55
   Agency mortgage-
      backed obligations                           1,404   5.80        7,751    6.78       15,215   6.68        24,370   6.66
- ------------------------------------------------------------------------------------------------------------------------------
Total held to maturity       $      0  0.00%    $ 5,402    6.01%   $  10,235    6.74%   $  18,175   6.64%      $33,812   6.57%
==============================================================================================================================

Note:  Securities  available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

                                                                                                                              9

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Loan Portfolio

The following table summarizes the composition of the loan portfolio of the Company by type as of December 31, for each of the years 1996 through 2000.

TABLE 4
=================================================================================================================================
                                                                                            December 31,
(in thousands)                                                        2000         1999         1998          1997         1996
- --------------------------------------------------------------------------------------------------------------------------------
Commercial real estate, construction and
       land development loans                                   $  158,707   $  120,008   $   81,949    $   76,339   $   63,872
Residential real estate mortgage loans                              41,314       34,681       31,694        21,414       13,060
Tax-exempt loans                                                     2,786          342          395           442          784
Commercial, industrial and other business loans                     31,490       21,228       19,614         9,231        7,642
Consumer loans                                                      30,691       22,764       20,868        17,839        9,768
Lines of credit                                                     25,264       17,082       12,601         9,194        8,613
- --------------------------------------------------------------------------------------------------------------------------------
Total loans                                                     $  290,252   $  216,105   $  167,121    $  134,459   $  103,739
=================================================================================================================================

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

During 2000, total loans increased by $74.2 million from $221.4 million at December 31, 1999, to $295.6 million at December 31, 2000, including $5.3 million of loans held for sale on December 31, 2000 and December 31, 1999. The loans held for sale represent student loans that Company's management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 2000 was primarily in commercial real estate, lines of credit and real estate construction and land development. Loans receivable represented 65% of total deposits and 60% of total assets at December 31, 2000, excluding the loans held for sale, compared to 62% and 57%, respectively, at December 31, 1999.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2000, are presented in the following table.


TABLE 5
================================================================================
                                             December 31, 2000
                             Due Under     Due 1-5      Due Over
(in thousands)               One Year       Years      Five Years      Total
- --------------------------------------------------------------------------------
Real estate:
   Commercial mortgage      $  13,803    $  32,663     $  81,462    $ 127,928
   Construction and
     land development          15,709        9,639         5,431       30,779
   Residential mortgage         1,473        7,121        32,720       41,314
   Tax-exempt                     241        1,754           791        2,786
- --------------------------------------------------------------------------------
                               31,226       51,177       120,404      202,807
Commercial                      8,284       17,780         5,426       31,490
Consumer                       13,757       12,201         4,733       30,691
Lines of credit                25,264            0             0       25,264
- --------------------------------------------------------------------------------
Total loans                  $ 78,531     $ 81,158     $ 130,563    $ 290,252
- --------------------------------------------------------------------------------
Interest rates:
   Predetermined             $ 29,880     $ 64,829     $ 121,138    $ 215,847
   Floating                    48,651       16,329         9,425       74,405
- --------------------------------------------------------------------------------
Total loans                  $ 78,531     $ 81,158     $ 130,563    $ 290,252
================================================================================

Concentrations of Credit Risk

The largest portion of loans, 55%, on the Company's balance sheet is for commercial real estate related loans. The Company's commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, and York counties of Pennsylvania where it has full-service branch locations. Commercial real estate, construction, and land development loans aggregated $158.7 million at December 31, 2000, compared to $120.0 million at December 31, 1999. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Loan and Asset Quality

Total non-performing assets (non-performing loans and other real estate) at December 31, 2000, were $875,000, or 0.18%, of total assets as compared to $716,000, or 0.18%, of total assets at December 31, 1999. Other real estate owned totaled $42,000 as of December 31, 2000, and $12,000 as of December 31, 1999. The Company's loan portfolio has continued to perform extremely well over the past few years. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.31% at December 31, 2000, compared to 0.38% at December 31, 1999. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to earnings in the form of a provision for loan losses. Management has established an allowance for loan losses that they believe is adequate for estimated losses in the current loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of loans charged-off for the period, the amount of non-performing loans and related collateral security, and the evaluation of the loan portfolio by external loan review. These factors led to decisions in all periods presented to provide amounts greater than net charge-offs. Charge-offs occur when loans are deemed to be uncollectible.

The Company recorded provisions of $1.0 million to the allowance for loan losses for 2000 compared to $762,000 for 1999. During 2000, net charge-offs amounted to $159,000, or 0.06%, of average loans outstanding for the year, compared to $153,000, or 0.08%, of average loans outstanding for 1999. The allowance for loan losses decreased as a percentage of loans receivable from 1.31% of total loans outstanding at December 31, 1999, to 1.29% of total loans outstanding. The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 1996 through 2000.

TABLE 6
===================================================================================
                                                    December 31,
(dollars in thousands)              2000      1999      1998      1997      1996
- -----------------------------------------------------------------------------------
Nonaccrual loans:
   Commercial                       $300      $119      $227      $ 53      $ 78
   Consumer                          162       244        23         3        59
   Real estate:
       Construction                    0         0         0         0         0
       Mortgage                      371       321        25       528       249
- -----------------------------------------------------------------------------------
Total nonaccrual loans               833       684       275       584       386
Loans past due 90 days or more         0        20         1         0         0
Restructured loans                     0         0         0         0         0
- -----------------------------------------------------------------------------------
   Total non-performing loans        833       704       276       584       386
Other real estate                     42        12        11       264         0
- -----------------------------------------------------------------------------------
   Total non-performing assets      $875      $716      $287      $848      $386
- -----------------------------------------------------------------------------------
Non-performing loans
   to total loans                   0.29%     0.32%     0.16%     0.43%     0.37%
Non-performing assets
   to total assets                  0.18%     0.18%     0.09%     0.35%     0.19%
- -----------------------------------------------------------------------------------
Interest income received on
   nonaccrual loans                 $ 52      $ 38      $  5      $ 37      $ 29
- -----------------------------------------------------------------------------------
Interest income that would have
   been recorded under the
   original terms of the loans      $ 96      $ 66      $ 22      $ 53      $ 41
===================================================================================

The table below sets forth information regarding the Company's provision and allowance for loan losses.

TABLE 7
=============================================================================================================
                                                                 Year Ended December 31,
(dollars in thousands)                           2000         1999         1998         1997         1996
- -------------------------------------------------------------------------------------------------------------
Balance at beginning of year                    $ 2,841      $ 2,232      $ 1,699      $ 1,684      $ 1,544
- -------------------------------------------------------------------------------------------------------------
Provisions charged to
   operating expenses                             1,050          762          542          150           90
- -------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged-off:
     Commercial                                       6            8            4            5           62
     Consumer                                         8            4            3            1            3
     Real estate                                      0            1            0            1            0
- -------------------------------------------------------------------------------------------------------------
Total recoveries                                     14           13            7            7           65
- -------------------------------------------------------------------------------------------------------------
Loans charged-off:
     Commercial                                       1          150            2           51            2
     Consumer                                        95           10           14           84           13
     Real estate                                     77            6            0            7            0
- -------------------------------------------------------------------------------------------------------------
Total charged-off                                   173          166           16          142           15
- -------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries)                        159          153            9          135          (50)
- -------------------------------------------------------------------------------------------------------------
Balance at end of year                          $ 3,732      $ 2,841      $ 2,232      $ 1,699      $ 1,684
- -------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries) to
   average loans outstanding                       0.06%        0.08%        0.01%        0.11%       (0.05)%
Allowance for loan losses to
   year-end loans                                  1.29%        1.31%        1.34%        1.26%        1.62%
=============================================================================================================

                                                                                                           11

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans.

TABLE 8
===============================================================================================================================
                                                       Allowance for Loan Losses at December 31,
                                 2000                1999                1998                 1997                 1996
- -------------------------------------------------------------------------------------------------------------------------------
                                     % Gross             % Gross              % Gross             % Gross             % Gross
(dollars in thousands)     Amount     Loans     Amount    Loans     Amount     Loans     Amount    Loans     Amount    Loans
- -------------------------------------------------------------------------------------------------------------------------------
Commercial loans
   and lines of credit      $   178   19.20%    $  155    17.73%   $   400     19.28%   $   233    13.70%    $   274   15.67%
Consumer                        143   10.57        224    10.53        150     12.49        225    13.27         180    9.42
Real estate, construction
   and land development:
     Commercial               3,286   54.61      2,335    55.69      1,582     49.27        970    57.10       1,105   62.32
     Residential                125   15.62        127    16.05        100     18.96        271    15.93         125   12.59
- -------------------------------------------------------------------------------------------------------------------------------
Total                       $ 3,732  100.00%    $2,841   100.00%   $ 2,232    100.00%   $ 1,699   100.00%    $ 1,684  100.00%
===============================================================================================================================

Deposits

Total deposits averaged $391.8 million for 2000, an increase of $67.6 million, or 21%, over the 1999 average of $324.2 million. The average balance on noninterest-bearing demand deposits increased in 2000 by $8.3 million, or 13%, compared to the prior year. The average total balance of all savings account products was $108.1 million, a $29.7 million, or 38%, increase over the average balance for 1999. The average balance of interest-bearing demand accounts (money market and interest checking accounts) for 2000 increased by $20.8 million, or 35%, over the average balance for the prior year. The average balance of all time deposits in 2000 was $130.8 million, an increase of $8.8 million, or 7%, over the average balance for 1999.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts, convenient branch locations, extended hours of operation, quality service, and active marketing. Core deposits, which consist of all deposits other than public certificates of deposits, increased $87.8 million, or 26%, in 2000 over 1999.


The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2000 is presented in Table 9.


TABLE 9
- -------------------------------------------------------------------
(in thousands)                                        2000
- -------------------------------------------------------------------
3 months or less                                 $  41,554
3 to 6 months                                        4,771
6 to 12 months                                       7,541
Over 12 months                                      13,515
- -------------------------------------------------------------------
Total                                            $  67,381
- -------------------------------------------------------------------

Total deposits at December 31, 2000, were $446.6 million, up $98.0 million, or 28%, over total deposits of $348.5 million at December 31, 1999. The average balances and weighted average rates paid on deposits for 2000, 1999 and 1998 are presented in Table 10.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

TABLE 10
- -----------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                                2000 Average           1999 Average           1998 Average
(dollars in thousands)                                          Balance/Rate           Balance/Rate           Balance/Rate
- -----------------------------------------------------------------------------------------------------------------------------
Demand deposits:
   Noninterest-bearing                                     $    72,413            $    64,082            $    49,636
   Interest-bearing (money market and checking)                 80,460   3.26%         59,634   2.48%         38,923   2.57%
Savings                                                        108,131   3.90          78,465   2.90          69,959   3.40
Time                                                           130,816   5.44         122,033   5.05          98,287   5.46
- -----------------------------------------------------------------------------------------------------------------------------
Total deposits                                             $   391,820            $   324,214            $   256,805
- -----------------------------------------------------------------------------------------------------------------------------

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with
general  market  interest  rates.  Historically,   the  most  common  method  of
estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 11 shows the GAP position for the Company as of December 31, 2000.


TABLE 11
- -------------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2000
                                              1 - 90        91 - 180     181 - 365        1 - 5       Beyond 5
(in thousands)                                 Days           Days         Days           Years         Years          Total
- -------------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
     Loans receivable                      $    85,331    $     5,954   $     8,855   $    65,106   $   125,284    $   290,530
     Securities                                  3,436          3,436         7,872        55,057        55,010        124,811
     Federal funds sold                         22,800              0             0             0             0         22,800
- -------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets                  111,567          9,390        16,727       120,163       180,294        438,141
- -------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
     Transaction accounts                       48,275         13,739        27,478        83,442        37,642        210,576
     Trust Preferred securities                      0              0             0             0         5,000          5,000
     Time deposits                              55,783         12,049        21,595        61,003             0        150,430
- -------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities             104,058         25,788        49,073       144,445        42,642        366,006
- -------------------------------------------------------------------------------------------------------------------------------
Period GAP                                       7,509        (16,398)      (32,346)      (24,282)      137,652    $    72,135
- -------------------------------------------------------------------------------------------------------------------------------
Cumulative GAP                             $     7,509    $    (8,889)  $   (41,235)  $   (65,517)  $    72,135
- -------------------------------------------------------------------------------------------------------------------------------

                                                                                                                            13

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

The Company's Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus or minus 200 basis point scenario is within 15% of net income in a flat rate scenario in the first year and 30% using a two year planning window. At December 31, 2000, the Company's income simulation model indicates net income would increase 1.7% and 3.7% in the first year and over a two year time frame, respectively, if rates decreased as described above, as compared to an increase of 3.9% and 3.7%, respectively, at December 31, 1999. The model projects that net income would decrease by 0.4% and increase by 0.3% in the first year and over a two year time frame, respectively, if rates increased as described above, as compared to a decrease of 8.6% and 9.5%, respectively, at December 31, 1999. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point change in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate 200 basis point change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31, 2000, the market value of equity indicates an acceptable level of interest rate risk.

Liquidity

Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth and reduce assets to meet deposit withdrawals, to maintain reserve requirements, and to otherwise operate the Company on an ongoing basis. Liquidity sources from asset categories are provided primarily by cash, federal funds sold, and the cash flow from the amortizing securities and loan portfolios. The primary source of liquidity from liability categories is the generation of additional core deposit balances. As previously mentioned, total core deposits increased by $87.8 million, or 26%, in 2000.

Additionally, the Company has established secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank which can be drawn upon if needed. As of December 31, 2000, the total potential liquidity for the Company through these secondary sources was $130 million. In view of the primary and secondary sources as previously mentioned, management believes the Company is capable of meeting its anticipated liquidity needs.

Short-Term Borrowings

Short-term borrowings, or other borrowed money, which consists of securities sold under agreement to repurchase and federal funds purchased, were used occasionally in 2000 and 1999 to meet short-term liquidity needs. For 2000, other borrowed money averaged $696,000 as compared to $460,000 in 1999. The average rate paid on the Company's short-term borrowings was 5.91% during 2000 and 5.35% in 1999. At December 31, 2000, short-term borrowings totaled $0 and $8.3 million at December 31, 1999. During 1999, these funds were used to purchase additional cash to have on hand throughout the branch network as preparation for possible customer demands for large sums of cash close to year-end related to Year 2000 (Y2K) fears. Subsequent to year-end, cash on hand was reduced to normal levels and the borrowed funds were repaid.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Stockholders' Equity and Capital Adequacy

At December 31, 2000, stockholders' equity totaled $26.7 million, up 31% over stockholders' equity at December 31, 1999. SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities", requires that unrealized gains or losses, net of the tax effect, on securities classified available for sale be reflected as a separate component of stockholders' equity. As a result, stockholders' equity at December 31, 2000 included $676,000 unrealized losses, net of income taxes, on securities available for sale. Excluding these unrealized losses, gross stockholders' equity increased by $3.9 million, or 17%, from $23.4 million at December 31, 1999, to $27.3 million at December 31, 2000, principally as a result of retained net income.

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

At December 31, 2000, the consolidated capital levels of the Company and of the subsidiary bank (Commerce) met the definition of a "well capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

TABLE 12

- -----------------------------------------------------------------------------------------------------------------------------
                                                                                                              To Be Well-
                                                                                                           Prompt Corrective
                                                   Actual December 31,              For Capital            Capitalized Under
                                               2000                  1999         Adequacy Purposes        Action Provisions
- -----------------------------------------------------------------------------------------------------------------------------
Total  Capital                                 11.04%                11.12%              8.00%                   10.00%
Tier 1 Capital                                  9.90                  9.91               4.00                     6.00
Leverage ratio (to average assets)              6.92                  6.28               4.00                     5.00
- -----------------------------------------------------------------------------------------------------------------------------

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

Management's Discussion and Analysis
of Financial Condition and Results of Operations

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

                                                                                  Consolidated Balance Sheets

                                                                                          December 31,
(in thousands, except share amounts)                                                2000                 1999
ASSETS
Cash and due from banks                                                      $    16,849          $    27,490
Federal funds sold                                                                22,800                    0
                                                                             -----------          -----------
          Cash and cash equivalents                                               39,649               27,490
Securities, available for sale at fair value                                      92,921               84,652
Securities, held to maturity at cost
    (fair value 2000: $33,661; 1999: $27,877 )                                    33,812               29,039
Loans, held for sale (fair value 2000: $5,409; 1999: $5,380)                       5,329                5,301
Loans receivable:
    Real estate:
       Commercial mortgage                                                       127,931              101,550
       Construction and land development                                          30,776               18,458
       Residential mortgage                                                       41,314               34,681
       Tax-exempt                                                                  2,786                  342
    Commercial business                                                           31,490               21,228
    Consumer                                                                      30,691               22,764
    Lines of credit                                                               25,264               17,082
                                                                             -----------          -----------
                                                                                 290,252              216,105
Less: Allowance for loan losses                                                    3,732                2,841
                                                                             -----------          -----------
          Net loans receivable                                                   286,520              213,264
Premises and equipment, net                                                       16,637               14,408
Accrued interest receivable                                                        2,936                2,105
Other assets                                                                         2,282              2,654
                                                                             -------------        -----------
              Total assets                                                   $   480,086          $   378,913
                                                                             ===========          ===========
LIABILITIES AND STOCKHOLDERS' EQUITY
Deposits:
    Noninterest-bearing                                                      $    85,577          $    69,495
    Interest-bearing                                                             361,006              279,051
                                                                             -----------          -----------
          Total deposits                                                         446,583              348,546
Accrued interest payable                                                             834                  567
Other liabilities                                                                  1,001                1,122
Long-term debt                                                                     5,000                    0
Other borrowed money                                                                   0                8,300
                                                                             -----------          -----------
          Total liabilities                                                      453,418              358,535
Stockholders' Equity:
    Preferred stock - Series A noncumulative; $10.00 par value;
       1,000,000 shares authorized; 40,000 shares issued and outstanding             400                  400
    Common stock - $1.00 par value; 10,000,000 shares authorized;
       (issued and outstanding 2000: 1,749,045; 1999: 1,644,313)                   1,749                1,644
    Surplus                                                                       20,861               18,196
    Retained earnings                                                              4,334                3,137
    Accumulated other comprehensive income (loss)                                   (676)              (2,999)
                                                                             ------------         ------------
          Total stockholders' equity                                              26,668               20,378
                                                                             -----------          -----------
              Total liabilities and stockholders' equity                     $   480,086          $   378,913
                                                                             ===========          ===========

                                                                                                           17

See accompanying notes

Consolidated Statements of Income

                                                                                                   Year Ended December 31,
(in thousands, except per share amounts)                                                       2000         1999          1998
INTEREST INCOME
Loans receivable, including fees:
    Taxable                                                                             $    22,836  $    16,745   $    13,738
    Tax-exempt                                                                                  109           20            23
Securities:
    Taxable                                                                                   8,025        7,405         5,593
    Tax-exempt                                                                                   44            0             7
Federal funds sold                                                                              760          447           658
                                                                                        -----------  -----------   -----------
       Total interest income                                                                 31,774       24,617        20,019

INTEREST EXPENSE
Deposits                                                                                     13,956        9,916         8,743
Other                                                                                           341           25             0
                                                                                        -----------  -----------   -----------
       Total interest expense                                                                14,297        9,941         8,743
                                                                                        -----------  -----------   -----------
              Net interest income                                                            17,477       14,676        11,276
Provision for loan losses                                                                     1,050          762           542
                                                                                        -----------  -----------   -----------
Net interest income after provision for loan losses                                          16,427       13,914        10,734

NONINTEREST INCOME
Service charges and other fees                                                                4,564        3,538         2,897
Other                                                                                           428          365           278
Gain on sale of securities available for sale                                                     0            1           386
Gain on sale of loans                                                                           370          654           500
                                                                                        -----------  -----------   -----------
          Total noninterest income                                                            5,362        4,558         4,061

NONINTEREST EXPENSES
Salaries and employee benefits                                                                7,485        6,180         5,048
Occupancy                                                                                     1,782        1,651         1,448
Furniture and equipment                                                                       1,092          937           847
Advertising and marketing                                                                     1,451        1,259         1,045
Data processing                                                                                 964          936           772
Postage and supplies                                                                            659          529           471
Audits, regulatory fees and assessments                                                         348          260           200
Other                                                                                         2,408        2,004         1,640
                                                                                        -----------  -----------   -----------
          Total noninterest expenses                                                         16,189       13,756        11,471
                                                                                        -----------  -----------   -----------
Income before income taxes                                                                    5,600        4,716         3,324
Provision for federal income taxes                                                            1,886        1,613         1,106
                                                                                        -----------  -----------   -----------
              Net income                                                                $     3,714  $     3,103   $     2,218
                                                                                        ===========  ===========   ===========

NET INCOME PER COMMON SHARE
       Basic                                                                                  $2.09        $1.76         $1.25
       Diluted                                                                                 1.96         1.64          1.15

                                                                                                        See accompanying notes

                                                                                                                            18

                                                                               Consolidated Statements of Stockholders' Equity

                                                                                                    Accumulated Other
                                                 Preferred      Common                   Retained     Comprehensive
( in thousands )                                   Stock         Stock        Surplus    Earnings     Income (Loss)    Total
- --------------------------------------------------------------------------------------------------------------------------------
December 31, 1997                                $       400  $     1,475  $    14,407  $     1,708  $       328   $    18,318
Comprehensive income:
   Net income                                              -            -            -        2,218            -         2,218
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -         (114)         (114)
                                                                                                                   ------------
Total comprehensive income                                                                                               2,104
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Common stock issued under stock
    option plans                                           -            8           38            -            -            46
Income tax benefit of stock options
    exercised                                              -            -           64            -            -            64
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           74        2,219       (2,300)           -            (7)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
December 31, 1998                                        400        1,557       16,728        1,546          214        20,445

Comprehensive income:
   Net income                                              -            -            -        3,103            -         3,103
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -       (3,213)       (3,213)
                                                                                                                   ------------
Total comprehensive income (loss)                                                                                         (110)
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Common stock issued under stock
    option plans                                           -            6           61            -            -            67
Income tax benefit of stock options
    exercised                                              -            -            8            -            -             8
Common stock issued under employee
   stock purchase plan                                     -            1           19            -            -            20
Common stock issued under dividend
   reinvestment and stock purchase plan                    -            2           29            -            -            31
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           78        1,351       (1,432)           -            (3)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
December 31, 1999                                        400        1,644       18,196        3,137       (2,999)       20,378

Comprehensive income:
   Net income                                              -            -            -        3,714            -         3,714
   Change in unrealized gains
     (losses) on securities, net of
     reclassification adjustment                           -            -            -            -        2,323         2,323
                                                                                                                   -----------
Total comprehensive income (loss)                                                                                        6,037
Dividends declared on preferred stock                      -            -            -          (80)           -           (80)
Common stock issued under
   stock option plans                                      -           13           71            -            -            84
Income tax benefit of
   stock options exercised                                 -            -           30            -            -            30
Common stock issued under employee
   stock purchase plan                                     -            -            6            -            -             6
Common stock issued under dividend
   reinvestment and stock purchase plan                    -            9          210            -            -           219
5% common stock dividend and cash
   paid in lieu of fractional shares                       -           83        2,348       (2,437)           -            (6)
                                                 -----------  -----------  -----------  ------------ -----------   ------------
December 31, 2000                                $       400  $     1,749  $    20,861  $     4,334  $      (676)  $    26,668
                                                 ===========  ===========  ===========  ===========  ============  ===========
                                                                                                       See accompanying notes.

                                                                                                                            19

Consolidated Statements of Cash Flows

                                                                                                  Year Ended December 31,
( in thousands )                                                                               2000         1999          1998
OPERATING ACTIVITIES
Net income                                                                              $     3,714  $     3,103   $     2,218
Adjustments to reconcile net income to net cash provided by operating activities:
    Provision for loan losses                                                                 1,050          762           542
    Provision for depreciation and amortization                                               1,202        1,119         1,040
    Deferred income taxes                                                                      (281)        (185)         (183)
    Amortization of securities premiums and accretion of discounts, net                         193          311           225
    Net gain on sale of securities available for sale                                             0           (1)         (386)
    Proceeds from sales of loans                                                             19,813       38,913        59,425
    Loans originated for sale                                                               (19,705)     (38,339)      (57,750)
    Gains on sales of loans and other real estate owned                                        (370)        (654)         (522)
    Stock granted under stock purchase plan                                                       6           20             0
    Increase in accrued interest receivable and other assets                                 (1,345)         106          (362)
    (Decrease) increase in accrued interest payable and other liabilities                       143          548           (83)
                                                                                        -----------  -----------   ------------
       Net cash provided by operating activities                                              4,420        5,703         4,164

INVESTING ACTIVITIES
Securities held to maturity:
    Proceeds from principal repayments and maturities                                         2,608        2,517         4,703
    Purchases                                                                                (7,398)     (20,105)       (3,998)
Securities available for sale:
    Proceeds from principal repayments and maturities                                         7,343       14,484        19,306
    Proceeds from sales                                                                           0        5,357        22,141
    Purchases                                                                               (12,268)     (12,638)      (89,900)
Proceeds from sale of loans receivable                                                        6,449        9,847             0
Net increase in loans receivable                                                            (80,521)     (58,563)      (32,648)
Proceeds from sale of premises and equipment                                                    743            0             0
Purchases of premises and equipment                                                          (4,174)      (2,107)       (3,151)
                                                                                        ------------ ------------  ------------
       Net cash used by investing activities                                                (87,218)     (61,208)      (83,547)

FINANCING ACTIVITIES
Net increase in demand, interest checking,
    money market, and savings deposits                                                       68,145       41,681        39,213
Net increase in time deposits                                                                29,892        9,128        38,300
Net increase (decrease) in other borrowed money                                              (8,300)       8,300             0
Proceeds from Issuance of Trust preferred securities                                          5,000            0             0
Proceeds from common stock options exercised                                                     84           67            46
Proceeds from common stock purchase and dividend reinvestment plan                              219           31             0
Cash dividends on preferred stock and cash in lieu of fractional shares                         (83)         (87)          (85)
                                                                                        ------------ ------------  ------------
       Net cash provided by financing activities                                             94,957       59,120        77,474
                                                                                        -----------  -----------   -----------
Increase (decrease) in cash and cash equivalents                                             12,159        3,615        (1,909)
Cash and cash equivalents at beginning of year                                               27,490       23,875        25,784
                                                                                        -----------  -----------   -----------
              Cash and cash equivalents at year-end                                     $    39,649  $    27,490   $    23,875
                                                                                        ===========  ===========   ===========
                                                                                                        See accompanying notes.

20

                                      Notes to Consolidated Financial Statements

December 31, 2000

1.      SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. (Commerce or Bank). All material intercompany transactions have been eliminated. The Holding Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

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

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance.

Notes to Consolidated Financial Statements

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Bank's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower's prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, the Bank does not separately identify individual consumer and residential loans for impairment disclosures.

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

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 19, 2001.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2000, 1999, and 1998 for interest was $14.0 million,

                                      Notes to Consolidated Financial Statements

$9.9 million, and $8.7 million respectively. Income taxes paid totaled $2.15 million, $1.70 million, and $1.15 million in 2000, 1999, and 1998, respectively.

Recently Issued FASB Statements

In June 1998, the Financial Accounting Standards Board issued Statement No. 133 (as amended by Statement Nos. 137 and 138), "Accounting for Derivative Instruments and Hedging Activities". This statement and its amendments establish accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other contracts, and require that an entity recognize all derivatives as assets or liabilities in the balance sheet and measure them at fair value. The Statement requires that changes in the fair value of derivatives be recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designed as part of a hedge transaction and, if it is, the type of hedge transaction. The Company adopted the Statement on January 1, 2001. The adoption of the statement did not have a significant impact on the financial condition or results of operations of the Company.

In September 2000, the Financial Accounting Standards Board issued Statement No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities". This Statement replaces SFAS No. 125 of the same name. It revises the standards of securitizations and other transfers of financial assets and collateral and requires certain disclosures, but carries over most of the provisions of SFAS No. 125 without reconsideration. SFAS No. 140 is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. The Statement is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. This Statement is to be applied prospectively with certain exceptions. Other than these exceptions, earlier or retroactive application of its accounting provision is not permitted. The adoption of the Statement is not expected to have a significant impact on the Company.

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

Reclassifications

Certain amounts in the 1999 and 1998 financial statements have been reclassified to conform with the 2000 presentation format. Such reclassifications had no impact on the Company's net income.

2.      RESTRICTIONS ON CASH AND DUE FROM BANK ACCOUNTS

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2000 and 1999 was approximately $909,000 and $1.2 million, respectively.

Notes to Consolidated Financial Statements

3.      SECURITIES

The amortized cost and fair value of securities are summarized in the following tables.

===============================================================================================================================
                                                                                     December 31, 2000
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                  Gross            Gross
                                                              Amortized        Unrealized       Unrealized             Fair
(in thousands)                                                  Cost              Gains           Losses               Value
- -------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                                    $     2,005      $        14       $         0         $     2,019
U.S. Government Agency securities                                30,993               73              (500)             30,566
Mortgage-backed securities                                       55,536               45              (669)             54,912
Corporate debt securities                                         3,123               13                 0               3,136
- -------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         91,657              145            (1,169)             90,633
Equity securities                                                 2,288                0                 0               2,288
- -------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    93,945      $       145       $    (1,169)        $    92,921
- -------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                           $     8,442      $        23       $       (44)        $     8,421
Municipal securities                                              1,000               10                 0               1,010
Mortgage-backed securities                                       24,370               76              (216)             24,230
- -------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    33,812      $       109       $      (260)        $    33,661
===============================================================================================================================
                                                                                     December 31, 1999
- -------------------------------------------------------------------------------------------------------------------------------
                                                                                  Gross            Gross
                                                              Amortized        Unrealized       Unrealized           Fair
(in thousands)                                                  Cost              Gains           Losses             Value
- -------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                                    $     2,005      $         0       $       (10)        $     1,995
U.S. Government Agency securities                                23,999                0            (1,575)             22,424
Mortgage-backed securities                                       57,908                1            (2,697)             55,212
Corporate debt securities                                         3,154                0              (263)              2,891
- -------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         87,066                1            (4,545)             82,522
Equity securities                                                 2,130                0                 0               2,130
- -------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    89,196      $         1       $    (4,545)        $    84,652
- -------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                           $     5,998      $         0       $      (159)        $     5,839
Mortgage-backed securities                                       23,041                0            (1,003)             22,038
- -------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    29,039      $         0       $    (1,162)        $    27,877
===============================================================================================================================

The amortized cost and fair value of debt securities at December 31, 2000 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

===============================================================================================================================
                                                                  Held to Maturity                    Available for Sale
                                                             Amortized           Fair              Amortized           Fair
(in thousands)                                                 Cost              Value               Cost              Value
- -------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                     $         0      $         0         $     1,000       $     1,004
Due after one year through five years                             3,998            3,997               7,007             7,001
Due after five years through ten years                            2,484            2,480              10,991            11,002
Due after ten years                                               2,960            2,954              17,123            16,714
- -------------------------------------------------------------------------------------------------------------------------------
                                                                  9,442            9,431              36,121            35,721
Mortgage-backed securities                                       24,370           24,230              55,536            54,912
- -------------------------------------------------------------------------------------------------------------------------------
     Total                                                  $    33,812      $    33,661         $    91,657       $    90,633
===============================================================================================================================

                                      Notes to Consolidated Financial Statements

There were no sales of securities available for sale in 2000. Gross gains of $8,000 and gross losses of $7,000 were realized on sales of securities available for sale in 1999. Gross gains of $395,000 and gross losses of $9,000 were realized on sales of securities available for sale in 1998.

At December 31, 2000 and 1999, securities with a carrying value of $87.0 million and $43.1 million respectively were pledged to secure public deposits and for other purposes as required or permitted by law.


4.      LOANS RECEIVABLE AND ALLOWANCE FOR LOAN  LOSSES

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $7.8 million and $4.9 million at December 31, 2000 and 1999, respectively. During 2000, $5.1 million of new loans were made and repayments totaled $2.2 million.

The following is a summary of the transactions in the allowance for loan losses.

======================================================================
                                           Year Ended December 31,
(in thousands)                      2000         1999         1998
- ----------------------------------------------------------------------
Balance at beginning of year     $ 2,841      $ 2,232      $ 1,699

Provision charged to expense       1,050          762          542

Recoveries                            14           13            7

Loans charged off                   (173)        (166)         (16)

- ----------------------------------------------------------------------
Balance at end of year           $ 3,732      $ 2,841      $ 2,232
======================================================================

Information with respect to impaired loans as of and for the year ended December 31 is as follows:

======================================================================
(in thousands)                       2000        1999        1998
- ----------------------------------------------------------------------
Recorded investment:
   Requiring an allowance
     for loan losses                 $  0        $  0        $  0
   Not requiring an allowance
     for loan losses                  833         684         275
- ----------------------------------------------------------------------
Total                                $833        $684        $275
======================================================================
Average recorded investment          $512        $686        $234
Interest income recognized             52          38           7
======================================================================

Notes to Consolidated Financial Statements

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


The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

===========================================================
                                           December 31,
(in thousands)                       2000           1999
- -----------------------------------------------------------
Commitments to grant loans        $ 1,620        $ 4,330
Unfunded commitments
    of existing loans              62,407         46,376
Standby letters of credit          10,318          2,863
- -----------------------------------------------------------
Total                             $74,345        $53,569
===========================================================

6.     CONCENTRATIONS OF CREDIT RISK

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, and Lebanon counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $181 million at December 31, 2000.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management's credit evaluations of the respective borrowers.

7.     BANK PREMISES, EQUIPMENT AND LEASES

A summary of premises and equipment is as follows:

===================================================================================================
                                                                           December 31,
(in thousands)                                                     2000                    1999
- ---------------------------------------------------------------------------------------------------
Land                                                        $     3,152             $     3,842
Buildings                                                        11,796                   9,290
Leasehold improvements                                            1,666                   1,576
Furniture, fixtures, and equipment                                6,301                   4,793
- ---------------------------------------------------------------------------------------------------
                                                                 22,915                  19,501
Less accumulated depreciation and amortization                    6,278                   5,093
- ---------------------------------------------------------------------------------------------------
                                                            $    16,637             $    14,408
===================================================================================================

                                      Notes to Consolidated Financial Statements

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2021. Total rental expense for operating leases in 2000, 1999, and 1998 was $739,000, $673,000, and $602,000,
respectively. At December 31, 2000, future minimum lease payments for noncancelable operating leases are payable as follows:

- -------------------------------------------------------------
(in thousands)
- -------------------------------------------------------------
2001                                             $     873
2002                                                   699
2003                                                   652
2004                                                   646
2005                                                   475
Thereafter                                           3,844
- -------------------------------------------------------------
Total minimum lease payments                     $   7,189
=============================================================

8.     DEPOSITS

The composition of deposits is as follows:

- --------------------------------------------------------------------
                                                  December 31,
(in thousands)                                2000            1999
- --------------------------------------------------------------------
Demand                                    $ 85,577        $ 69,495
Interest checking and money market          93,885          70,546
Savings                                    116,691          87,967
Time certificates $100,000 or more          67,381          51,519
Other time certificates                     83,049          69,019
- --------------------------------------------------------------------
                                          $446,583        $348,546
====================================================================

At December 31, 2000, the scheduled maturities of time deposits are as follows:

=============================================================
 (in thousands)
- -------------------------------------------------------------
2001                                            $   89,428
2002                                                24,932
2003                                                30,022
2004                                                 4,307
2005                                                 1,741
- -------------------------------------------------------------
                                                $  150,430
=============================================================

9.     OTHER BORROWED MONEY

The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $104 million. No amounts were outstanding on this line as of December 31, 2000 and 1999. Certain qualifying assets of the Bank collateralize the line. At December 31, 1999, other borrowed money consisted of $5.3 million of federal funds purchased and $3.0 million of securities sold under agreements to repurchase, which were overnight funds. Securities with a fair value of $3.1 million were pledged as collateral for the securities sold under agreements to repurchase as of December 31, 1999.


10.    LONG-TERM DEBT

On June 15, 2000, the Company issued $5,000,000 of 11% Trust Capital Securities to Commerce Bancorp, Inc. through Commerce Harrisburg Capital Trust I (the Trust), a newly formed Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5,000,000 of the Trust Capital Securities qualify as Tier 1 regulatory capital purposes.

Notes to Consolidated Financial Statements

11.    INCOME TAXES

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

- ---------------------------------------------------------------------------
                                          Year Ended December 31,
(in thousands)                       2000            1999            1998
- ---------------------------------------------------------------------------
Provision at statutory
    rate on pre-tax income        $ 1,904         $ 1,603         $ 1,130
Tax-exempt income on
    loans and investments             (52)             (6)             (9)
Other                                  34              16             (15)
- ---------------------------------------------------------------------------
                                  $ 1,886         $ 1,613         $ 1,106
===========================================================================

The components of income tax expense are as follows:

- -----------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)              2000            1999           1998
- -----------------------------------------------------------------
Current                  $ 2,167         $ 1,798         $ 1,289
Deferred                    (281)           (185)           (183)
- -----------------------------------------------------------------
                         $ 1,886         $ 1,613         $ 1,106
=================================================================

The components of the net deferred tax assets were as follows:

- --------------------------------------------------------------------------------------
                                                                December 31,
(in thousands)                                          2000                  1999
- --------------------------------------------------------------------------------------
Deferred tax assets:
              Allowance for loan losses             $  1,236              $    934
              Unrealized losses on securities            348                 1,545
              Other                                       20                     3
- --------------------------------------------------------------------------------------
Total deferred tax assets                              1,604                 2,482
- --------------------------------------------------------------------------------------
Deferred tax liabilities:
              Premises and equipment                    (236)                 (226)
              Prepaid expenses                           (79)                  (51)
- --------------------------------------------------------------------------------------
Total deferred tax liabilities                          (315)                 (277)
- --------------------------------------------------------------------------------------
Net deferred tax assets                             $  1,289              $  2,205
======================================================================================

Income taxes of $0, $0, and $131,000 were recognized on net securities gains in 2000, 1999, and 1998 respectively.

12.     STOCKHOLDERS' EQUITY

At December 31, 2000, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 124,105 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $8.05 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2000 or 1999. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum (see Note 15).

During the 4th quarter of 1999, the Company implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A

                                      Notes to Consolidated Financial Statements

total of 9,031 and 1,527 common shares were issued pursuant to this plan in 2000 and in 1999 respectively. At December 31, 2000, the Company had reserved approximately 489,000 common shares to be issued in connection with the plan.

On January 21, 2000, the Board of Directors declared a 5% common stock dividend payable on February 18, 2000, to stockholders of record on February 4, 2000. Payment of the stock dividend resulted in the issuance of 78,342 additional common shares.

On January 19, 2001, the Board of Directors declared a 5% common stock dividend payable on February 16, 2001, to stockholders of record on February 2, 2001. Payment of the stock dividend will result in the issuance of 83,492 additional common shares.

All common stock and per share data included in these financial statements have been restated for these stock dividends.

13.    EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share.

===============================================================================================================================
                                                                  For the Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------------------------
(in thousands except per share amounts)       2000                             1999                             1998
- -------------------------------------------------------------------------------------------------------------------------------
                                                      Per Share                      Per Share                        Per Share
                                    Income   Shares    Amount        Income   Shares  Amount          Income   Shares  Amount
- -------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Net income                      $ 3,714                         $  3,103                          $  2,218
   Preferred stock dividends           (80)                             (80)                              (80)
- -------------------------------------------------------------------------------------------------------------------------------
     Income available to
       common stockholders           3,634    1,736     $2.09         3,023    1,720    $1.76           2,138    1,713   $1.25
- -------------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Stock options                                118                              124                               140
- -------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income available to
       common stockholders
       plus assumed conversions    $ 3,634    1,854     $1.96      $  3,023    1,844    $1.64        $  2,138    1,853   $1.15
===============================================================================================================================

Options to purchase 39,718 shares of common stock at $24.68, options to purchase 44,499 shares at $24.84, options to purchase 69,170 shares at $28.10, options to purchase 9,308 shares at $23.45, and options to purchase 9,308 shares of common stock at $26.78 were outstanding during 2000. They were not included in the computation of diluted EPS for the year ended December 31, 2000, because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 48,899 shares of common stock at $24.84, options to purchase 41,055 shares at $24.68 and options to purchase 9,308 shares of common stock at $26.78 were outstanding during 1999. They were not included in the computation of diluted EPS for the year ended December 31, 1999, because the options' exercise price was greater than the average market price of the common shares.

No options were excluded from the computation of diluted EPS for the year ended December 31, 1998.

14.    STOCK OPTION PLANS

The 1996 Employee Stock Option Plan covers 255,560 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides

Notes to Consolidated Financial Statements

that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commences January 1, 2001 and replaces the 1990 Directors' Stock Option Plan which expired December 31, 2000. The Plan covers 105,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company shall be entitled to an option to acquire 1,551 shares of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee and director stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro-forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2000, 1999, and 1998 respectively: risk-free interest rates of 5.7%, 6.0% and 4.5%; volatility factors of the expected market price of the Company's common stock of
 .48, .24, and .25; weighted-average expected life of the options of 10 years; and no cash dividends.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.

================================================================
                                    Year ended December 31,
                                      2000     1999     1998
- ----------------------------------------------------------------
Net income (in thousands):
    As reported                     $3,714   $3,103   $2,218
    Pro-forma                        3,106    2,570    1,694
- ----------------------------------------------------------------
Reported earnings per share:
    Basic                            $2.09    $1.76    $1.25
    Diluted                           1.96     1.64     1.15
- ----------------------------------------------------------------
Pro-forma earnings per share:
    Basic                            $1.74    $1.45    $0.94
    Diluted                           1.63     1.35     0.87
================================================================

Stock options transactions under the Plans were as follows:

===============================================================================================================================
                                                                            Year Ended December 31,
- -------------------------------------------------------------------------------------------------------------------------------
                                                          2000                       1999                       1998
- -------------------------------------------------------------------------------------------------------------------------------
                                                             Weighted Avg.             Weighted Avg.              Weighted Avg.
                                                   Options  Exercise Price   Options  Exercise Price   Options   Exercise Price
- -------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                   384,741    $ 15.02        331,632     $13.70        280,618     $ 11.03
Granted                                             80,053      26.56         66,975       21.88        63,879       24.57
Exercised                                          (13,435)      6.21         (6,945)       9.71       (10,047)       5.90
Forfeited                                          (13,332)     22.54         (6,921)      24.08        (2,818)      11.27
- -------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                         438,027    $ 17.17        384,741    $  15.02       331,632     $ 13.70
- -------------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                         339,915    $ 14.54
Options available for grant at December 31          14,229
Weighted-average fair value
     of options granted during the year                       $ 15.82                    $ 9.87                    $ 10.42
===============================================================================================================================

30

                                      Notes to Consolidated Financial Statements


Exercise prices for options outstanding as of December 31, 2000 are presented in the following table.

===============================================================================================================================
                                                                         As of December 31, 2000
- -------------------------------------------------------------------------------------------------------------------------------
                                                   Options      Weighted Avg.    Weighted Avg.       Options      Weighted Avg.
                                                 Outstanding   Exercise Price  Contractual Life    Exercisable   Exercise Price
- -------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
     ranging from $4.83 to $10.00                   162,246       $  6.80         3.6 Years           162,246        $  6.80
Options with exercise prices
     ranging from $10.01 to $20.00                   51,748         15.93         6.8 Years            42,440          15.91
Options with exercise prices
     ranging from $20.01 to $28.10                  224,033         24.97         8.6 Years           135,229          23.40
- -------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
     prices ranging from $4.83 to $28.10            438,027       $ 17.17         6.7 Years           339,915        $ 14.54
===============================================================================================================================

15.     REGULATORY MATTERS

Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare a cash dividend in excess of its accumulated retained earnings.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company's financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2000, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table presents the Bank's risk-based and leverage capital amounts and ratios at December 31, 2000 and 1999. The consolidated capital ratios are not materially different to the Bank's capital ratios.

Notes to Consolidated Financial Statements

=================================================================================================================
                                                                                          To Be Well Capitalized
                                                                   For Capital            Under Prompt Corrective
                                         Actual                 Adequacy Purposes            Action Provisions
- -----------------------------------------------------------------------------------------------------------------
(dollars in thousands)            Amount       Ratio            Amount       Ratio          Amount       Ratio
- -----------------------------------------------------------------------------------------------------------------
As of December 31, 2000
Risked based capital ratios:
    Total capital                 $36,088      11.04%      =>   $26,139   =>  8.0%       =>   $32,674   =>10.0%
    Tier 1 capital                 32,356       9.90       =>    13,069   =>  4.0        =>    19,604   => 6.0
    Leverage ratio                 32,356       6.92       =>    18,700   =>  4.0        =>    23,374   => 5.0

- -----------------------------------------------------------------------------------------------------------------
As of December 31, 1999
Risked based capital ratios:
    Total capital                 $26,218      11.12%      =>    18,864   =>  8.0%       => $  23,580   =>10.0%
    Tier 1 capital                 23,377       9.91       =>     9,432   =>  4.0        =>    14,148   => 6.0
    Leverage ratio                 23,377       6.28       =>    14,894   =>  4.0        =>    18,618   => 5.0
=================================================================================================================

16.    EMPLOYEE BENEFIT PLAN

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2000, 1999, and 1998, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $42,000, $31,000, and $62,000 in 2000, 1999, and 1998, respectively.


17.    COMPREHENSIVE INCOME

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


==========================================================================================================
                                                                          Year ended December 31,
(in thousands)                                                     2000             1999              1998
- ----------------------------------------------------------------------------------------------------------
Unrealized holding gains (losses) arising during the year     $ 3,520           $ (4,868)         $    214
Less reclassification adjustment for gains (losses)
    included in net income                                          0                  1               386
- ----------------------------------------------------------------------------------------------------------
Net unrealized gains (losses)                                   3,520             (4,869)             (172)
Tax (expense) benefit                                          (1,197)             1,656                58
- ----------------------------------------------------------------------------------------------------------
    Net of tax amount                                         $ 2,323           $ (3,213)         $   (114)
==========================================================================================================

18.    COMMITMENTS AND CONTINGENCIES

The Company has entered into a land lease for the premises located in the East Penn Center, on Wertzville Road in East Pennsboro Township, Cumberland County, Pennsylvania. The Company is constructing a full-service branch on this land to be opened in Spring 2001. The land lease commenced June 26, 2000 and has an initial term of 20 years. In addition, the Company has the option to renew the land lease for four additional 5-year terms. Initial annual rent payments equal $55,000 and will commence March 1, 2001. Rent is subject to change on terms set forth in the lease agreement.

                                      Notes to Consolidated Financial Statements

The Company has entered into a lease for office space located in Carlisle, Pennsylvania. The Company opened a loan production office in the premises on January 1, 2001. The lease commenced December 2000 and has an initial term of 2 years. In addition, the Company has the option to renew the lease for three additional 1-year terms. Initial annual rent payments, which total $11,120, began on January 1, 2001. Rent is subject to change based on terms set forth in the lease agreement.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19.    RELATED PARTY TRANSACTIONS

Commerce Bancorp, Inc. (a 9.05% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, loan review services, MAC/VISA card processing, data processing, and advertising support. Insurance premiums and commissions which are paid to a subsidiary of Commerce Bancorp, Inc, are included in the total amount paid. The Company paid approximately $414,000, $344,000, and $325,000 for services provided by Commerce Bancorp, Inc. during 2000, 1999, and 1998, respectively. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2000, approximately $11.6 million of these participations were outstanding. A director of the Company is Chairman of the Board of Commerce Bank, N.A. The Company obtained interior design services for $76,000, $16,000, and $17,000 in 2000, 1999, and 1998, respectively, from a business owned by the spouse of the director. Additionally, the business received commissions of approximately $54,000, $21,000, and $66,000 in 2000, 1999, and 1998, respectively, on furniture and facility purchases made directly by the Company. The Company leases land for one of its branches from a limited partnership in which the director is a 20% limited partner. Total payments on the land lease for 2000, 1999 and 1998 were $50,000. The Company engaged a company owned by the director to prepare the building sites for the branches constructed in 1998. Total payments made in 1998 were $20,000.

A law firm in which a director of the Company is a partner received professional fees totaling $137,000, $149,000, and $104,000 during 2000, 1999, and 1998, respectively.

The Company leases land for a billboard owned by the Company from a director. Total payments on the land lease for 2000, 1999, and 1998 were $24,000.

The Company paid commissions for real estate services to a company owned by the Chairman of the Board of the Company of $48,000, $65,000, and $0 in 2000, 1999, and 1998 respectively.

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

Notes to Consolidated Financial Statements

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

Long-term Debt

The fair values for long-term debt were estimated using the interest rate currently available from the related party that holds the existing debt.

Off-balance Sheet Instruments

Fair values for the Company's off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties' credit standing.

The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table.

===============================================================================================================================
                                                                      2000                                   1999
                                                          Carrying              Fair             Carrying              Fair
(in thousands)                                             Amount               Value             Amount               Value
- -------------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                          $    39,649         $    39,649         $    27,490         $    27,490
    Securities                                             126,733             126,582             113,691             112,529
    Loans, net (including loans held for sale)             291,849             287,228             218,565             216,984
    Accrued interest receivable                              2,936               2,936               2,105               2,105
- -------------------------------------------------------------------------------------------------------------------------------
Financial liabilities:
    Deposits                                           $   446,583         $   448,622         $   348,546         $   348,891
    Other borrowed money                                         0                   0               8,300               8,300
    Long-term debt                                           5,000               5,471                   0                   0
    Accrued interest payable                                   834                 834                 567                 567
- -------------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments:
    Standby letters of credit                          $         0         $         0         $         0         $         0
    Commitments to extend credit                                 0                   0                   0                   0
- -------------------------------------------------------------------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements

21.    Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentaton (in thousands, except per share amounts):

- -----------------------------------------------------------------------------------------------------------------
                                                                   Three Months Ended
- -----------------------------------------------------------------------------------------------------------------
                                             December 31        September 30          June 30           March 31
- -----------------------------------------------------------------------------------------------------------------
2000
Interest income                                   $8,917              $8,465           $7,554             $6,838
Interest expense                                   4,210               3,939            3,285              2,863
Net interest income                                4,707               4,526            4,269              3,975
Provision for loan losses                            285                 255              255                255
Net investment securities gains                        0                   0                0                  0
Provision for federal income taxes                   568                 472              444                402
Net income                                         1,064               1,014              863                773
Net income per share:
Basic                                             $ 0.59              $ 0.57           $ 0.49             $ 0.44
Diluted                                             0.56                0.53             0.46               0.41

1999
Interest income                                   $6,689              $6,424           $5,923             $5,581
Interest expense                                   2,769               2,528            2,360              2,284
Net interest income                                3,920               3,896            3,563              3,297
Provision for loan losses                            160                 232              190                180
Net investment securities gains                        0                   0                0                  1
Provision for federal income taxes                   487                 480              330                316
Net income                                           935                 923              636                609
Net income per share:
Basic                                             $ 0.55              $ 0.52           $ 0.35             $ 0.34
Diluted                                             0.51                0.49             0.33               0.31

                                                                                                              35

Notes to Consolidated Financial Statements

22.    CONDENSED FINANCIAL STATEMENTS OF PARENT COMPANY

Balance Sheets
- ----------------------------------------------------------------------------------------------------------
(in thousands)
                                                                    December 31,            December 31,
                                                                        2000                    1999
- ----------------------------------------------------------------------------------------------------------
ASSETS

Cash                                                                        $ 12                      $ 0
Investment in subsidiaries:
  Banking subsidiary                                                      31,680                   20,378
  Non-banking subsidiary                                                     200                        0
Other assets                                                                  63                        0
- ----------------------------------------------------------------------------------------------------------
Total Assets                                                            $ 31,955                 $ 20,378
- ----------------------------------------------------------------------------------------------------------

LIABILITIES

Long-term debt                                                           $ 5,000                      $ 0
Other liabilities                                                            287                        0
- ----------------------------------------------------------------------------------------------------------
  Total liabilities                                                        5,287                        0
- ----------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY

Preferred stock                                                              400                      400
Common stock                                                               1,749                    1,644
Surplus                                                                   20,861                   18,196
Retained earnings                                                          4,334                    3,137
Accumulated other comprehensive loss                                        (676)                  (2,999)
- ----------------------------------------------------------------------------------------------------------
  Total stockholders' equity                                              26,668                   20,378
- ----------------------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity                                $ 31,955                 $ 20,378
- ----------------------------------------------------------------------------------------------------------


Statements of Income
- ----------------------------------------------------------------------------------------------------------------
(in thousands)
                                                                        Year Ended         For the Period July 1.
                                                                        December 31            to December 31,
                                                                             2000                    1999
- ----------------------------------------------------------------------------------------------------------------
Income:
  Dividends from bank subsidiary                                              $ 393                     $ 40
  Interest income                                                                12                        0
- -------------------------------------------------------------------------------------------------------------
                                                                                405                       40
- -------------------------------------------------------------------------------------------------------------
Expenses:
  Interest expense                                                              312                        0
  Other                                                                         187                        0
- -------------------------------------------------------------------------------------------------------------
                                                                                499                        0
- -------------------------------------------------------------------------------------------------------------

Income (loss) before income taxes (benefit) and equity in
  undistributed net income of subsidiaries                                      (94)                      40

Income taxes (benefit)                                                          165                        0
- -------------------------------------------------------------------------------------------------------------

Income (loss) before equity in undistributed net income
  of subsidiaries                                                                71                       40
- -------------------------------------------------------------------------------------------------------------

Equity in undistributed net income of bank subsidiary                         3,643                    1,818

- -------------------------------------------------------------------------------------------------------------
Net income                                                                  $ 3,714                  $ 1,858
- -------------------------------------------------------------------------------------------------------------

36

                                      Notes to Consolidated Financial Statements

Statements of Cash Flows

- ---------------------------------------------------------------------------------------------------------------------------
(in thousands)
                                                                                  Year Ended         For the Period July 1.
                                                                                  December 31            to December 31,
                                                                                       2000                    1999
- ---------------------------------------------------------------------------------------------------------------------------
Operating Activities:
Net Income                                                                         $    3,714               $    1,858
  Adjustments to reconcile net income to net cash provided
    by operating activities:
      Amortization of financing costs                                                       5                        0
      Increase in other liabilities                                                       287                        0
      Equity in undistributed net income of bank subsidiary                            (3,643)                  (1,818)

- -----------------------------------------------------------------------------------------------------------------------

          Net cash (used) provided by operating activities                                363                       40
- -----------------------------------------------------------------------------------------------------------------------


Investing Activities:
      Investment in bank subsidiary                                                    (5,303)                     (57)
      Investment in nonbank subsidiary                                                   (200)                       0
- -----------------------------------------------------------------------------------------------------------------------

          Net cash used by investing activities                                        (5,503)                     (57)
- -----------------------------------------------------------------------------------------------------------------------

Financing Activities:

      Proceeds from common stock options exercised                                         84                       26
      Proceeds from issuance of long term debt                                          5,000                        0
      Proceeds from issuance of common stock under stock purchase plan                    219                       31
      Costs of issuing long term debt                                                     (68)                       0
      Cash dividends on preferred stock and cash in lieu of fractional shares             (83)                     (40)

- -----------------------------------------------------------------------------------------------------------------------

          Net cash provided by financing activities                                     5,152                       17
- ----------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                                                      12                        0

Cash and cash equivalents at beginning of the year                                          0                        0
- ----------------------------------------------------------------------------------------------------------------------

Cash and cash equivalents at end of year                                           $       12                $       0
- ----------------------------------------------------------------------------------------------------------------------
                                                                                                                    37

Independent Auditor's Report


To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania



We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2000. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.



We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.



In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000 in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP

Harrisburg, Pennsylvania
February 2, 2001

                                                           Corporate Information

Headquarters

Pennsylvania Commerce Bancorp, Inc.
100 Senate Avenue
Camp Hill, PA 17011

Annual Shareholders' Meeting

Pennsylvania Commerce Bancorp, Inc.'s annual shareholders meeting will be held on Friday May 18, 2001 at 9:00 am at the following location:

     West Shore Country Club
     100 Brentwater Road
     Camp Hill, PA  17011

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


Common Stock Prices

The following table sets forth the prices for which common stock has traded during the last two (2) fiscal years on the NASDAQ Small Cap Market. The prices per share have been adjusted to reflect common stock dividends of 5% with record dates of February 2, 2001 and February 4, 2000. As of December 31, 2000, there were approximately 400 holders of record of the Company's common stock.


Quarter Ended:                      High             Low
- ------------------------------------------------------------
     March 31, 2000            $    24.76        $   15.82
     June 30, 2000                  22.98            20.48
     September 30, 2000             25.71            21.43
     December 31, 2000              27.86            22.14
- ------------------------------------------------------------
     March 31, 1999            $    27.44        $   24.40
     June 30, 1999                  26.08            24.04
     September 30, 1999             24.38            20.41
     December 31, 1999              22.68            19.05
- ------------------------------------------------------------

Transfer and Dividend Paying Agent/Registrar

Pennsylvania Commerce Bancorp, Inc.
100 Senate Avenue
Camp Hill, PA 17011

                                                                              39