Form 10-K405, Exhibit 13
period 2001-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2002-04-01
CIK 1085706

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

2001 Overview
--------------------------------------------------------------------------------
In 2001, the Company continued its strong financial performance by posting record levels of total assets, deposits and loans. Total assets grew by $130 million, or 27%, to $610 million and total deposits increased $115 million, or 26%, to $562 million. Total loans also experienced strong growth of $55 million, or 19%, in 2001 from $295 million to $350 million.

Net income was up 20% in 2001 to $4.4 million from $3.7 million for 2000 and total revenues increased by 25% to a record level of $28.7 million. Diluted net income per common share increased 14% to $2.14 from $1.87 per share in 2000 (after adjusting for a 5% common stock dividend declared in January 2002).

In April, the Company opened a new branch at 742 Wertzville Road, Enola, Pennsylvania and another new branch in October at 3109 Cape Horn Road, Red Lion, Pennsylvania. This brings the Bank's total number of full-service branches to
15. The Bank began construction of its sixteenth branch in an existing building at 101 North Second Street, City of Harrisburg, Pennsylvania. The Company plans Grand opening ceremonies for this branch in the first half of 2002.

Results of Operations
--------------------------------------------------------------------------------
Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2001, 2000 and 1999 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2001, average interest-earning assets were $501.1 million, an increase of $111.6 million, or 29%, over 2000. This was the result of an increase in the average balance of investment securities of $44.1 million, an increase in the average balance of fed funds sold of $5.7 million, and an increase in the average balance of loans receivable of $61.8 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $109.3 million. The growth in interest-earning assets was also partly funded by an increase in long-term debt, reflecting the issuance of $8 million of Trust Capital Securities in September 2001.

The yield on total interest-earning assets decreased by 53 basis points in 2001 from 8.16% to 7.63%. The decrease resulted primarily from decreased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 2001 as compared to 2000. The Federal Reserve Board (FRB) lowered short-term market interest rates eleven times in 2001 for a total decrease of 475 basis points (bps). As a result, the Company experienced lower yields on interest-earning assets in 2001 from 2000 as well as a lower cost of funds in 2001 over the prior year.

The aggregate cost of interest-bearing liabilities decreased 55 basis points in 2001 from 4.43% in 2000 to 3.88% in 2001. The average rate paid on savings deposits decreased by 95 basis points, from 3.90% in 2000 to 2.95% in 2001. The average rate paid on interest checking accounts decreased from 3.90% in 2000 to 2.07% in 2001. The average rate paid on public funds time deposits decreased 151 basis points in 2001. The majority of the Company's public funds are deposits of local school districts and municipalities. These deposits are repriced at maturity based upon an average of rates paid for comparable time deposits by several financial institutions in the Central Pennsylvania market. The average rate paid on money market accounts was 2.25%, a decrease of 94 basis points from 2000. The average rate paid on time deposits was 5.64%, up 47 basis points over 2000. This increase in the average rate paid on time deposits is a result of the promotional time deposits offered during the grand openings of new branches in June 2000, October 2000, and April 2001 before short term interest rates significantly decreased.

The Company's aggregate cost of funding sources decreased 44 basis points in 2001 from 3.67% to 3.23%. This is the result of a decrease in the average rate paid on total interest bearing deposits offset by the issuance of long-term debt, which bears interest at a higher rate than the Company's deposits.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

TABLE 1

-------------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,

(dollars in thousands)                        2001                            2000                            1999
-------------------------------------------------------------------------------------------------------------------------------

                                    Average            Average      Average            Average      Average            Average
Earning Assets                      Balance  Interest   Rate        Balance  Interest   Rate        Balance  Interest   Rate
-------------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable                        $165,013   $10,860    6.58%      $121,833   $ 8,025   6.59%      $114,992    $ 7,405  6.44%
   Tax-exempt                        1,743        94    5.38            795        44   5.51              0          0  0.00
-------------------------------------------------------------------------------------------------------------------------------
Total securities                   166,756    10,954    6.57        122,628     8,069   6.58        114,992      7,405  6.44
Federal funds sold                  17,399       641    3.68         11,707       760   6.49          9,129        447  4.83
Loans receivable:
   Mortgage and construction       212,117    18,013    8.49        178,937    15,852   8.86        136,325     11,685  8.57
   Commercial loans and
      lines of credit               69,815     5,810    8.32         47,747     4,691   9.82         36,267      3,254  8.97
   Consumer                         32,305     2,709    8.39         26,640     2,293   8.61         22,629      1,806  7.98
   Tax-exempt                        2,711       120    4.43          1,833       109   5.94            365         20  5.52
-------------------------------------------------------------------------------------------------------------------------------
Total loans receivable             316,948    26,652    8.41        255,157    22,945   8.99        195,586     16,765  8.57
-------------------------------------------------------------------------------------------------------------------------------
Total earning assets              $501,103   $38,247    7.63%      $389,492   $31,774   8.16%      $319,707    $24,617  7.70%
-------------------------------------------------------------------------------------------------------------------------------

Sources of Funds
Interest-bearing deposits:
   Regular savings                $141,350   $ 4,168    2.95%      $108,131   $ 4,219   3.90%      $ 78,465    $ 2,272  2.90%
   Interest checking                 7,955       165    2.07          8,696       339   3.90          9,779        368  3.76
   Money market                    100,394     2,261    2.25         71,764     2,288   3.19         49,855      1,111  2.23
   Time deposits                   126,389     7,133    5.64        104,983     5,422   5.17        107,928      5,444  5.04
   Public funds time                33,642     1,693    5.03         25,833     1,688   6.54         14,105        721  5.11
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits    409,730    15,420    3.76        319,407    13,956   4.37        260,132      9,916  3.81
Short-term borrowings                  330        13    3.94            696        42   5.91            460         25  5.35
Long-term debt                       7,082       760   10.73          2,708       299  11.07              0          0  0.00
-------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities 417,142    16,193    3.88        322,811    14,297   4.43        260,592      9,941  3.81
Noninterest-bearing funds (net)     83,961                           66,681                          59,115
-------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
  earning assets                  $501,103    16,193    3.23       $389,492    14,297   3.67       $319,707      9,941  3.11
-------------------------------------------------------------------------------------------------------------------------------
Net interest income and margin               $22,054    4.40%                 $17,477   4.49%                  $14,676  4.59%
-------------------------------------------------------------------------------------------------------------------------------

Other Balances
Cash & due from banks             $ 18,904                         $ 14,806                        $ 12,740
Other assets                        20,951                           18,734                          16,122
Total assets                       540,958                          423,032                         348,569
Noninterest-bearing
  demand deposits                   91,352                           72,413                          64,082
Other liabilities                    2,508                            5,419                           3,459
Stockholders' equity                29,956                           22,389                          20,436
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

Net interest income for 2001 increased $4.6 million, or 26%, over 2000 to $22.1 million. Interest income on earning assets totaled $38.2 million, an increase of $6.5 million, or 20%, over 2000. The majority of this increase was related to volume increases in the securities and loans receivable portfolios offset slightly by lower interest rates on interest earning assets. Interest expense for 2001 increased by $1.9 million, or 13%, to $16.2 million from $14.3 million. This increase was primarily related to increases in the Company's level of deposits and long-term debt, offset partially by lower interest rates on most deposit products.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The Company's net interest rate spread increased to 3.75% in 2001 from 3.73% in 2000 and the net interest margin decreased 9 basis points from 4.49% to 4.40%.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.

TABLE 2

-----------------------------------------------------------------------------------------------------------------------------
                                                          2001 v. 2000                                2000 v. 1999
                                                       Increase (Decrease)                         Increase (Decrease)
                                                      Due to Changes in (1)                       Due to Changes in (1)
(in thousands)                                   Volume       Rate        Total              Volume       Rate        Total
-----------------------------------------------------------------------------------------------------------------------------
Interest on securities:
   Taxable                                       $2,847       $ (12)      $2,835              $ 448       $ 172       $ 620
   Tax-exempt                                        51          (1)          50                 44           0          44
Federal funds sold                                  210        (329)        (119)               161         152         313
Interest on loans receivable:
   Mortgage and construction                      2,823        (662)       2,161              3,772         395       4,167
   Commercial                                     1,835        (716)       1,119              1,129         308       1,437
   Consumer                                         475         (59)         416                344         143         487
   Tax-exempt                                        39         (28)          11                 87           2          89
-----------------------------------------------------------------------------------------------------------------------------
Total interest income                             8,280      (1,807)       6,473              5,985       1,172       7,157
-----------------------------------------------------------------------------------------------------------------------------
Interest expense:
   Regular savings                                  976      (1,027)         (51)             1,162         785       1,947
   Interest checking                                (15)       (159)        (174)               (43)         14         (29)
   Money market plus                                647        (674)         (27)               698         479       1,177
   Time deposits                                  1,218         493        1,711               (162)        140         (22)
   Public funds                                     395        (390)           5                765         202         967
Short-term borrowings                               (15)        (13)         (28)                13           3          16
Long-term debt                                      451           9          460                300           0         300
-----------------------------------------------------------------------------------------------------------------------------
Total interest expense                            3,657      (1,761)       1,896              2,733       1,623       4,356
-----------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                          $4,623       $ (46)      $4,577             $3,252      $ (451)     $2,801
-----------------------------------------------------------------------------------------------------------------------------

(1) Changes due to both volume and rate have been allocated to volume changes.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Noninterest Income
Noninterest income for 2001 increased by $1.2 million, or 23%, over 2000 to $6.6 million. The increase was due primarily to increased "core" other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $354,000 in 2001 and $370,000 in 2000 on the sale of residential, student, and Small Business Administration loans. Also included in noninterest income were net securities gains of $52,000 for 2001 and $0 for 2000.

Noninterest Expenses
Noninterest expenses totaled $20.5 million for 2001, an increase of $4.3 million, or 27%, over 2000. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two full service branches in Spring and Fall 2001. A comparison of noninterest expense for certain categories for 2001 and 2000 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $2.0 million, or 27%, in 2001 over 2000. This increase was consistent with an increase in the level of full-time equivalent employees from 266 at December 31, 2000 to 334 at year-end 2001. The increased level of expenses includes the impact of salary and benefit costs associated with the additional staff for the two new branch offices opened in April and October 2001.

Occupancy expenses totaled $2.1 million in 2001, an increase of $351,000, or 20%, over 2000 while furniture and equipment expenses increased by $310,000, or 28%, to $1.4 million. The full year impact of the two branch offices opened in 2000 along with two additional branches opened in 2001, contributed to the increases in occupancy and furniture and equipment expenses in 2001 over 2000. Increased equipment depreciation is another contributing factor to the increase in furniture and equipment expenses. The depreciation increase is a result of an upgrade of computer equipment for all Commerce locations during the fourth quarter of 2000 and the first quarter of 2001.

Advertising and marketing expenses were $1.7 million for 2001, an increase of $271,000, or 19%, over 2000. The increase was primarily the result of increased advertising efforts in each of the Company's markets. The Company's markets include Lebanon, Dauphin, Cumberland, and York County. The Company will continue to have multiple markets in which to advertise its products.

Data processing expenses increased by $349,000, or 36%, in 2001 over 2000. The increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced.

Postage and supplies expenses of $846,000 were $187,000, or 28%, higher than the prior year. The increase in postage expenses resulted from the growth in the number of account statements mailed to customers. The increase in supplies expense was a result of increased usage of such items related to additional staff levels as well as an increase in the number of accounts serviced.

Audits, regulatory fees, and assessments for 2001 increased by $53,000, or 15%, from 2000. The primary reasons were the increase in the yearly assessment by the Office of the Comptroller of the Currency for examinations and the Federal Deposit Insurance Corporation. Both assessment calculations, which are based on deposit size, continue to increase as the Company's deposit balances grow.

Other noninterest expenses totaled $3.2 million for 2001, compared to $2.4 million for 2000. The increase was due primarily to:

o Additional telephone and data line expenses for new locations, increased call volume to the 24-hour 800 telephone service by customers to access a Bank representative, and increased expenses associated with customer usage of the on-line banking and check card products.
o    Loan expenses due to the growth in loan production.
o Increased correspondent bank charges as a result of an increase in transaction volume.

The Company's current strategic plan calls for the construction of four additional new branches in 2002. The costs associated with these planned offices will continue to result in higher levels of staff, facilities, and related expenses in 2002 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. Net noninterest expenses equal noninterest expenses (excluding other real estate expenses) less noninterest income (exclusive of non-recurring gains). This ratio equaled 2.60% for 2001, compared to 2.64% for 2000. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). For 2001 and 2000, the operating efficiency ratio was 71.9%.

Provision for Federal Income Taxes
The provision for federal income taxes was $2.2 million for 2001, compared to $1.9 million for 2000. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 33% in 2001 and 34% in 2000. Reference should be made to Note 11 of the Notes to Consolidated Financial Statements for an additional analysis of the provision for income taxes for 2001 and 2000.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


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

At December 31, 2001, deferred tax assets amounted to $1.6 million and deferred tax liabilities amounted to $371,000. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences.

Net Income and Net Income Per Share

Net income for 2001 rose to a record $4.4 million, an increase of $734,000, or 20%, over the $3.7 million recorded in 2000. This increase was due to an increase in net interest income of $4.5 million and an increase in noninterest income of $1.2 million, offset by an increase in the provision for loan losses of $419,000, an increase in noninterest expenses of $4.3 million, and an increase of $346,000 in the provision for income taxes.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2002, increased by 19% to $2.36 per share, compared to $1.99 in 2000. Diluted earnings per common share were $2.14 for 2001 and $1.87 for 2000 after adjusting for the 5% common stock dividend declared in January 2002. Reference should be made to Note 13 in the Notes to Consolidated Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures the Company's net income in relation to its total average assets. The Company's ROA for 2001 was 0.82%, compared to 0.88% in 2000.

For purposes of calculating ROA, average assets have been adjusted to exclude the effect of net unrealized gains (losses) on securities available for sale.

Return on average equity (ROE) indicates how effectively the Company can generate net income on the capital invested by its stockholders. ROE is calculated by dividing net income by average stockholders' equity. For purposes of calculating ROE, average stockholders' equity includes the effect of unrealized gains (losses), net of income taxes, on securities available for sale. Reference should be made to Note 3 in the Notes to Consolidated Financial Statements for an analysis of securities available for sale. The Company's ROE for 2001 was 14.85%, compared to 16.59% for 2000.

Results of Operations
--------------------------------------------------------------------------------
2000 versus 1999

Net income for 2000 rose to a record $3.7 million, an increase of $611,000, or 20%, over the $3.1 million recorded in 1999.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2002 and 2001, increased by 19% to $1.99 per share, compared to $1.67 in 1999. Diluted earnings per common share were $1.87 for 2000 and $1.56 for 1999 after adjusting for the 5% common stock dividend declared in January 2002 and 2001.

Net interest income for 2000 was $17.5 million, up $2.8 million, or 19%, over 1999. Interest income on earning assets totaled $31.7 million, an increase of $7.2 million, or 29%, over 1999. Interest expense for 2000 increased by $4.4 million, or 44%, to $14.3 million from $9.9 million.

The Company's net interest rate spread decreased from 3.89% in 1999 to 3.73% in 2000 and the net interest margin decreased by 10 basis points from 4.59% to 4.49% in 2000.

Noninterest income for 2000 increased by $804,000, or 18%, over 1999 to $5.4 million. Included in noninterest income were gains of $370,000 in 2000 and $654,000 in 1999 on the sale of residential, student, and Small Business Administration loans.

Noninterest expenses totaled $16.2 million for 2000, an increase of $2.4 million, over 1999. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two full service branches in Summer and Fall 2000.

Salary expenses and employee benefits increased by $1.3 million, or 21%, in 2000 over 1999. This increase was consistent with an increase in the level of full-time equivalent employees from 231 at December 31, 1999 to 266 at year-end 2000.

Occupancy expenses totaled $1.8 million in 2000, an increase of $131,000, or 8%, over 1999 while furniture and equipment expenses increased by $155,000, or 17%, to $1.1 million.

Advertising and marketing expenses were $1.5 million for 2000, an increase of $192,000, or 15%, over 1999. Data processing expenses increased by $28,000, or 3%, in 2000 over 1999. Postage and supplies expenses of $659,000 were $130,000, or 25%, higher than the prior year.

Audits, regulatory fees, and assessments for 2000 increased by $88,000, or 34%, from 1999. Other noninterest expenses totaled $2.4 million for 2000, compared to $2.0 million for 1999.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Financial Condition
--------------------------------------------------------------------------------
Securities

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

The Company's investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government or are AAA rated. These investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. The Company amortizes premiums and accretes discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the Company's securities yields.

At December 31, 2001, the weighted average life of the Company's securities portfolio was 6.7 years compared to 6.8 years at December 31, 2000. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. The
Company's securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2001 or 2000.

Securities available for sale increased by $14.4 million in 2001 (excluding the effect of unrealized gains or losses) primarily as a result of purchases of $64.8 million, offset by principal repayments and maturities of $43.6 and sales of $7.5 million. The securities available for sale portfolio is comprised of U.S. Treasury securities, U.S. Government Agency securities, mortgage-backed securities, AAA Whole Loan CMO securities, corporate debt securities, and equity securities. At December 31, 2001, the unrealized losses on securities available for sale included in stockholders' equity totaled $111,000, net of tax, compared to unrealized losses of $676,000, net of tax, at December 31, 2000. The weighted average maturity of the securities available for sale portfolio was 6.1 years at December 31, 2001, with a weighted average yield of 6.45%.

During 2001, securities held to maturity increased by $69.5 million as a result of purchases of $88.1 million offset by principal repayments of $18.6 million. The securities held in this portfolio include U.S. Government Agency securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, corporate debt securities and mortgage-backed securities. The weighted average maturity of the securities held to maturity portfolio was 7.2 years at December 31, 2001, with a weighted average yield of 6.37%.

The contractual maturity distribution and weighted average yield of the Company's available for sale and held to maturity portfolios at December 31, 2001 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax effected on tax-exempt obligations.

                                                                                            Management's Discussion and Analysis
                                                                                of Financial Condition and Results of Operations

TABLE 3
-----------------------------------------------------------------------------------------------------------------------------
December 31, 2001           Due Under 1 Year      Due 1-5 Years       Due 5-10 Years     Due Over 10 Years          Total
(dollars in thousands)        Amount/Yield        Amount/Yield         Amount/Yield        Amount/Yield         Amount/Yield
-----------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government:
   Treasury securities        $1,001  6.13%                                                                   $ 1,001  6.13%
   Agency obligations                                               $ 8,988    6.99%     $ 8,499   6.68%       17,487  6.84
   Mortgage-backed obligations                                        5,193    6.47       72,076   6.18        77,269  6.20
Corporate debt securities                                                                  9,133   7.79         9,133  7.79
Equity securities                                                                          2,593   6.59         2,593  6.59
-----------------------------------------------------------------------------------------------------------------------------
Total available for sale      $1,001  6.13%         $ 0   0.00%     $14,181    6.80%     $92,301   6.40%     $107,483  6.45%
-----------------------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government:
   Agency obligations                             $ 999   6.30%     $ 1,999    6.56%     $ 2,989   7.00%      $ 5,987  6.74%
   Municipal obligations                                                                   1,994   5.36         1,994  5.36
   Mortgage-backed obligations                    3,153   6.71        7,889    5.94       62,569   6.16        73,611  6.16
Corporate debt securities                         2,011   6.37       11,114    6.74        8,632   7.60        21,757  7.04
-----------------------------------------------------------------------------------------------------------------------------
Total held to maturity           $ 0  0.00%      $6,163   6.53%     $21,002    6.42%     $76,184   6.33%     $103,349  6.37%
-----------------------------------------------------------------------------------------------------------------------------

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.



Loan Portfolio
--------------------------------------------------------------------------------

The following table summarizes the composition of the loan portfolio of the Company by type as of December 31, for each of the years 1997 through 2001.

TABLE 4

-----------------------------------------------------------------------------------------------------------------------------
                                                                                       December 31,
-----------------------------------------------------------------------------------------------------------------------------
(in thousands)                                                  2001          2000         1999         1998         1997
-----------------------------------------------------------------------------------------------------------------------------
Commercial real estate, construction and
   land development loans                                      $175,832     $158,707     $120,008     $ 81,949     $ 76,339
Residential real estate mortgage loans                           48,415       41,314       34,681       31,694       21,414
Tax-exempt loans                                                  2,676        2,786          342          395          442
Commercial, industrial and other business loans                  42,399       31,490       21,228       19,614        9,231
Consumer loans                                                   36,551       30,691       22,764       20,868       17,839
Lines of credit                                                  36,801       25,264       17,082       12,601        9,194
-----------------------------------------------------------------------------------------------------------------------------
Total loans                                                    $342,674     $290,252     $216,105     $167,121     $134,459
-----------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations


The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), other commercial real estate and construction loans. Owner-occupied and other commercial real estate loans generally have five-year call provisions. Construction loans are primarily used for single-family residential properties. Financing is provided against firm agreements of sale, with speculative construction normally limited to one or two samples per project.

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

During 2001, total loans increased by $54.7 million from $295.6 million at December 31, 2000, to $350.3 million at December 31, 2001, including $7.7 million of loans held for sale on December 31, 2001 and $5.3 million of loans held for sale on December 31, 2000. The loans held for sale represent student loans that Company's management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 2001 was primarily in commercial real estate, lines of credit and real estate construction and land development. Loans receivable represented 61% of total deposits and 56% of total assets at December 31, 2001, excluding the loans held for sale, compared to 65% and 60%, respectively, at December 31, 2000.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2001, are presented in the following table.

Concentrations of Credit Risk

The largest portion of loans, 42%, on the Company's balance sheet is for commercial real estate related loans. The Company's commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, and York counties of Pennsylvania where it has full-service branch locations. Commercial real estate, construction, and land development loans aggregated $175.8 million at December 31, 2001, compared to $158.7 million at December 31, 2000. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development,


TABLE 5

-----------------------------------------------------------------------------------------------------------
                                                                 December 31, 2001
-----------------------------------------------------------------------------------------------------------
                                           Due Under          Due 1-5        Due Over
(in thousands)                             One Year            Years        Five Years            Total
Real estate:
   Commercial mortgage                       $12,145          $35,305          $ 95,519         $142,969
   Construction and land development          18,245            9,655             4,963           32,863
   Residential mortgage                          566            7,902            39,947           48,415
   Tax-exempt                                    345            1,882               449            2,676
-----------------------------------------------------------------------------------------------------------
                                              31,301           54,744           140,878          226,923
Commercial                                    11,685           22,995             7,719           42,399
Consumer                                      14,912           14,112             7,527           36,551
Lines of credit                               35,634            1,106                61           36,801
-----------------------------------------------------------------------------------------------------------
Total loans                                  $93,532          $92,957          $156,185         $342,674
-----------------------------------------------------------------------------------------------------------
Interest rates:
   Predetermined                             $35,872          $71,829          $144,998         $252,699
   Floating                                   57,660           21,128            11,187           89,975
-----------------------------------------------------------------------------------------------------------
Total loans                                  $93,532          $92,957          $156,185         $342,674
-----------------------------------------------------------------------------------------------------------

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Loan and Asset Quality

Total non-performing assets (non-performing loans and other real estate) at December 31, 2001, were $888,000, or 0.15%, of total assets as compared to $875,000, or 0.18%, of total assets at December 31, 2000. Other real estate owned totaled $12,000 as of December 31, 2001, and $42,000 as of December 31, 2000. The Company's loan portfolio has continued to perform extremely well over the past few years. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.34% at December 31, 2001, compared to 0.31% at December 31, 2000. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to expense in the form of a provision for loan losses and reduced by loan charge-offs net of recoveries. Management has established an allowance for loan losses that they believe is adequate for estimated losses in the current loan portfolio. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, the effects on the loan portfolio of current economic indicators and their probable impact on borrowers, the amount of loans charged-off for the period, the amount of non-performing loans and related collateral security, and the evaluation of the loan portfolio by external loan review. These factors led to decisions in all periods presented to provide amounts greater than net charge-offs. Charge-offs occur when loans are deemed to be uncollectible.

The Company recorded provisions of $1.5 million to the allowance for loan losses for 2001 compared to $1.1 million for 2000. During 2001, net charge-offs amounted to $657,000, or 0.21%, of average loans outstanding for the year, compared to $159,000, or 0.06%, of average loans outstanding for 2000. The allowance for loan losses increased as a percentage of loans receivable from 1.29% of total loans outstanding at December 31, 2000, to 1.33% of total loans outstanding and provided coverage of 519% of non-performing loans. The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 1997 through 2001.


TABLE 6

-------------------------------------------------------------------------------------------------------------------
                                                                               December 31,
-------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                  2001         2000          1999         1998         1997


Nonaccrual loans:
   Commercial                                          $ 127        $ 300         $ 119        $ 227         $ 53
   Consumer                                              116          162           244           23            3
   Real estate:  Construction                              0            0             0            0            0
                 Mortgage                                633          371           321           25          528
-------------------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                   876          833           684          275          584
Loans past due 90 days or more                             0            0            20            1            0
Restructured loans                                         0            0             0            0            0
-------------------------------------------------------------------------------------------------------------------
   Total non-performing loans                            876          833           704          276          584
Other real estate                                         12           42            12           11          264
-------------------------------------------------------------------------------------------------------------------
   Total non-performing assets                         $ 888        $ 875         $ 716        $ 287        $ 848
-------------------------------------------------------------------------------------------------------------------
Non-performing loans to total loans                    0.26%        0.29%         0.32%        0.16%        0.43%
Non-performing assets to total assets                  0.15%        0.18%         0.18%        0.09%        0.35%
-------------------------------------------------------------------------------------------------------------------
Interest income received on nonaccrual loans            $ 33          $52          $ 38          $ 5         $ 37
-------------------------------------------------------------------------------------------------------------------
Interest income that would have been recorded
   under the original terms of the loans                $ 89         $ 96          $ 66         $ 22         $ 53
-------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations


The table below presents information regarding the Company's provision and allowance for loan losses.

TABLE 7

---------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
---------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                                           2001         2000         1999         1998         1997

Balance at beginning of year                                   $3,732       $2,841        $2,232       $1,699       $1,684
---------------------------------------------------------------------------------------------------------------------------
Provisions charged to operating expenses                        1,469        1,050           762          542          150
---------------------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged-off:
   Commercial                                                       3            6             8            4            5
   Consumer                                                        21            8             4            3            1
   Real estate                                                      0            0             1            0            1
---------------------------------------------------------------------------------------------------------------------------
Total recoveries                                                   24           14            13            7            7
---------------------------------------------------------------------------------------------------------------------------
Loans charged-off:
   Commercial                                                     475            1           150            2           51
   Consumer                                                        85           95            10           14           84
   Real estate                                                    121           77             6            0            7
---------------------------------------------------------------------------------------------------------------------------
Total charged-off                                                 681          173           166           16          142
---------------------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries)                                      657          159           153            9          135
---------------------------------------------------------------------------------------------------------------------------
Balance at end of year                                         $4,544       $3,732        $2,841       $2,232       $1,699
---------------------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries) to average loans outstanding       0.21%        0.06%         0.08%        0.01%        0.11%
Allowance for loan losses to year-end loans                     1.33%        1.29%         1.31%        1.34%        1.26%
---------------------------------------------------------------------------------------------------------------------------

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans.

TABLE 8

-------------------------------------------------------------------------------------------------------------------------------
                                                         Allowance for Loan Losses at December 31,
-------------------------------------------------------------------------------------------------------------------------------
                                 2001                2000                  1999                1998                1997
-------------------------------------------------------------------------------------------------------------------------------
                                    % Gross              % Gross              % Gross             % Gross              % Gross
(dollars in thousands)     Amount    Loans      Amount    Loans      Amount    Loans      Amount   Loans      Amount    Loans
-------------------------------------------------------------------------------------------------------------------------------
Commercial loans
  and lines of credit       $ 986    23.20%      $ 178   19.20%       $ 155    17.73%      $ 400   19.28%      $ 233   13.70%
Consumer                      157    10.67         143   10.57          224    10.53         150   12.49         225   13.27
Real estate, construction
  and land development:
   Commercial               3,240    50.38       3,286   54.61        2,335    55.69       1,582   49.27         970   57.10
   Residential                161    15.75         125   15.62          127    16.05         100   18.96         271   15.93
-------------------------------------------------------------------------------------------------------------------------------
Total                      $4,544   100.00%     $3,732  100.00%      $2,841   100.00%     $2,232  100.00%     $1,699  100.00%
-------------------------------------------------------------------------------------------------------------------------------

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Deposits

Total deposits at December 31, 2001, were $561.7 million, up $115.1 million, or 26%, over total deposits of $446.6 million at December 31, 2000. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company regards core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories, increased $102.0 million, or 24%, in 2001 over 2000. Total deposits averaged $501.1 million for 2001, an increase of $109.3 million, or 28%, over the 2000 average of $391.8 million. The average balance on noninterest-bearing demand deposits increased in 2001 by $18.9 million, or 26%, compared to the prior year. The average total balance of all savings accounts was $141.4 million, a $33.2 million, or 31%, increase over the average balance for 2000. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2001 increased by $27.9 million, or 35%, over the average balance for the prior year. The average balance of all time deposits in 2001 was $160.0 million, an increase of $29.2 million, or 22%, over the average balance for 2000. For 2001, the cost of total deposits was 3.08% as compared to 3.56% in 2000.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts, convenient branch locations, extended hours of operation, quality service, and active marketing.

The average balances and weighted average rates paid on deposits for 2001, 2000 and 1999 are presented below.

TABLE 9

------------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
------------------------------------------------------------------------------------------------------------------------------
                                                              2001 Average             2000 Average           1999 Average
(dollars in thousands)                                        Balance/Rate             Balance/Rate           Balance/Rate
------------------------------------------------------------------------------------------------------------------------------
Demand deposits:
    Noninterest-bearing                                     $ 91,352                 $ 72,413               $ 64,082
    Interest-bearing (money market and checking)             108,349   2.24%           80,460   3.26%         59,634   2.48%
Savings                                                      141,350   2.95           108,131   3.90          78,465   2.90
Time                                                         160,031   5.52           130,816   5.44         122,033   5.05
------------------------------------------------------------------------------------------------------------------------------
Total deposits                                              $501,082                 $391,820               $324,214
------------------------------------------------------------------------------------------------------------------------------


The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2001 is presented in Table 10.

TABLE 10

-------------------------------------------------------------------
(in thousands)                                       2001
-------------------------------------------------------------------
3 months or less                                   $32,092
3 to 6 months                                       17,493
6 to 12 months                                       9,028
Over 12 months                                      16,292
-------------------------------------------------------------------
Total                                              $74,905
-------------------------------------------------------------------

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

Management's Discussion and Analysis
of Financial Condition and Results of Operations

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with
general  market  interest  rates.  Historically,   the  most  common  method  of
estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 11 shows the GAP position for the Company as of December 31, 2001.

TABLE 11

--------------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                              1 - 90       91 - 180       181 - 365        1 - 5       Beyond 5
(in thousands)                                 Days          Days           Days           Years         Years         Total
--------------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
   Loans receivable                          $105,685        $ 7,434      $ 10,601       $ 71,821       $149,070      $344,611
   Securities                                  13,256         12,256        22,798         88,991         69,702       207,003
   Federal funds sold                           4,300              0             0              0              0         4,300
--------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets                 123,241         19,690        33,399        160,812        218,772       555,914
--------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
   Transaction accounts                        69,583         19,008        38,015        115,836         50,920       293,362
   Long-term debt                                   0              0             0              0         13,000        13,000
   Time deposits                               44,830         37,108        19,257         62,008              0       163,203
--------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities            114,413         56,116        57,272        177,844         63,920       469,565
--------------------------------------------------------------------------------------------------------------------------------
Period GAP                                      8,828       (36,426)      (23,873)       (17,032)        154,852      $ 86,349
--------------------------------------------------------------------------------------------------------------------------------
Cumulative GAP                                $ 8,828      $(27,598)     $(51,471)      $(68,503)       $ 86,349
--------------------------------------------------------------------------------------------------------------------------------

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

The Company's income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, the Company's model projects a 200 basis point increase and a 100 basis point decrease during the next year, with rates remaining constant in the second year.

Historically, the Company's Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus 200 or minus 200 basis point scenario is within 15% of net income in a flat rate scenario in the first year and 30% using a two year planning window. At December 31, 2001, the Company projected its interest rate risk using a plus 200 and minus 100 basis point scenario. During 2001, the Federal Reserve lowered short-term interest rates by 475 basis points, pushing the Federal Funds rate down to 1.75% from 6.5% at year-end 2001, the lowest level in over 50 years. The Company's ALCO believed it was a better measure of current risk assuming a minus 100 point scenario, as a minus 200 basis point reduction would be unlikely given that current short-term market interest rates are already below 2.00%. At December 31, 2001,

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

the Company's income simulation model indicates net income would increase 4.1% and 5.5% in the first year and over a two-year time frame, respectively, if rates decreased 100 basis points as compared to an increase of 1.7% and 3.7%, respectively, at December 31, 2000. The risk projections at December 31, 2000 assumed a 200 basis point decrease in market rates. The model projects that net income would increase by 0.5% and 5.3% in the first year and over a two-year time frame, respectively, if rates increased as described above, as compared to a decrease of 0.4% and increase by 0.3%, respectively, at December 31, 2000. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO. The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of the Company's assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to the Company's core deposits, or the core deposit premium. The Company has completed and updated comprehensive core deposit studies in order to assign its own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that the Company's core deposits have stable balances over long periods of time, and are generally insensitive to changes in interest rates. Thus, these core deposit balances provide an internal hedge to market fluctuations in the Company's fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2001 provide an accurate assessment of the Company's interest rate risk.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 100 basis point decrease in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31, 2001, the market value of equity indicates an acceptable level of interest rate risk.

Liquidity
Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth and reduce assets to meet deposit withdrawals, to maintain reserve requirements, and to otherwise operate the Company on an ongoing basis. Liquidity sources from asset categories are provided primarily by cash, federal funds sold, and the cash flow from the amortizing securities and loan portfolios. The primary source of liquidity from liability categories is the generation of additional core deposit balances. As previously mentioned, total core deposits increased by $102.0 million, or 24%, in 2001.

Additionally, the Company has established secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2001, the total potential liquidity for the Company through these secondary sources was $174 million. In view of the primary and secondary sources as previously mentioned, management believes the Company is capable of meeting its anticipated liquidity needs.

Short-Term Borrowings
Short-term borrowings, or other borrowed money, which consists of securities sold under agreement to repurchase and federal funds purchased, were used occasionally in 2001 and 2000 to meet short-term liquidity needs. For 2001, other borrowed money averaged $330,000 as compared to $696,000 in 2000. The average rate paid on the Company's short-term borrowings was 3.97% during 2001 and 5.91% in 2000. Short-term borrowings totaled $0 at December 31, 2000 and 2001.

Long-Term Debt
On September 28, 2001, the Company issued $8.0 million of 10.00% Trust Capital Securities through Commerce Harrisburg Capital Trust II, a newly formed Delaware business trust subsidiary of the Company. At December 31, 2001, $5.9 million of the Capital Trust Securities qualifies as Tier I capital for regulatory capital purposes and the remaining $2.1 million qualifies as Tier 2 capital. Proceeds of this offering were earmarked for general corporate purposes, including additional capitalization of the Company's wholly-owned banking subsidiary. Reference should be made to Note 10 in the Notes to the consolidated Financial Statements for further analysis of the Company's long-term debt.

Stockholders' Equity and Capital Adequacy
At December 31, 2001, stockholders' equity totaled $32.6 million, up $5.9 million, or 22% over stockholders' equity at December 31, 2000. This increase was due to the Company's net income for the year, shares issued under stock purchase and stock option plans, and unrealized appreciation on securities available for sale.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


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

At December 31, 2001, the consolidated capital levels of the Company and of the subsidiary bank (Commerce) met the definition of a "well capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

TABLE 12

-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              To Be Well-
                                                                                                           Capitalized Under
                                                   Actual December 31,               For Capital           Prompt Corrective
                                               2001               2000            Adequacy Purposes        Action Provisions
-------------------------------------------------------------------------------------------------------------------------------
Total Capital                                 11.78%             11.04%                8.00%                   10.00%
Tier 1 Capital                                10.22               9.90                 4.00                     6.00
Leverage ratio (to average assets)             7.33               6.92                 4.00                     5.00
-------------------------------------------------------------------------------------------------------------------------------


The Company's common stock is listed for trading on the NASDAQ Small Cap Market under the symbol COBH. The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional cash payments of up to $5,000 per quarter (subject to change) may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

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

Consolidated Balance Sheets

                                                                                               December 31,
(in thousands, except share amounts)                                                     2001                2000
---------------------------------------------------------------------------------------------------------------------
Assets
---------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                               $ 21,555             $ 16,849
Federal funds sold                                                                       4,300               22,800
---------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                            25,855               39,649
Securities, available for sale at fair value                                           107,315               92,921
Securities, held to maturity at cost
   (fair value 2001: $102,427; 2000: $33,661 )                                         103,349               33,812
Loans, held for sale (fair value 2001: $7,733; 2000: $5,409)                             7,661                5,329
Loans receivable:
   Real estate:
      Commercial mortgage                                                              142,969              127,931
      Construction and land development                                                 32,863               30,776
      Residential mortgage                                                              48,415               41,314
      Tax-exempt                                                                         2,676                2,786
   Commercial business                                                                  42,399               31,490
   Consumer                                                                             36,551               30,691
   Lines of credit                                                                      36,801               25,264
---------------------------------------------------------------------------------------------------------------------
                                                                                       342,674              290,252
Less: Allowance for loan losses                                                          4,544                3,732
---------------------------------------------------------------------------------------------------------------------
      Net loans receivable                                                             338,130              286,520
Premises and equipment, net                                                             21,587               16,637
Accrued interest receivable                                                              3,542                2,936
Other assets                                                                             2,451                2,282
---------------------------------------------------------------------------------------------------------------------
      Total assets                                                                    $609,890             $480,086
---------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------------------
Deposits:
   Noninterest-bearing                                                                $105,171             $ 85,577
   Interest-bearing                                                                    456,567              361,006
---------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                   561,738              446,583
Accrued interest payable                                                                   837                  834
Other liabilities                                                                        1,722                1,001
Long-term debt                                                                          13,000                5,000
---------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                                577,297              453,418
---------------------------------------------------------------------------------------------------------------------
Stockholders' Equity:
   Preferred stock - Series A noncumulative; $10.00 par value;
      1,000,000 shares authorized; 40,000 shares issued and outstanding                    400                  400
   Common stock - $1.00 par value; 10,000,000 shares authorized;
      (issued and outstanding 2001: 1,881,960; 2000: 1,749,045)                          1,882                1,749
   Surplus                                                                              25,263               20,861
   Retained earnings                                                                     5,159                4,334
   Accumulated other comprehensive (loss)                                                 (111)                (676)
---------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                           32,593               26,668
---------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                      $609,890             $480,086
---------------------------------------------------------------------------------------------------------------------

                                                See accompanying notes



                                                                                                            31

Consolidated Statements of Income

                                                                        Year Ended December 31,
(in thousands, except per share amounts)                          2001          2000           1999
----------------------------------------------------------------------------------------------------------
Interest Income Loans receivable, including fees:
   Taxable                                                      $26,532        $22,836        $16,745
   Tax-exempt                                                       120            109             20
Securities:
   Taxable                                                       10,860          8,025          7,405
   Tax-exempt                                                        94             44              0
Federal funds sold                                                  641            760            447
----------------------------------------------------------------------------------------------------------
      Total interest income                                      38,247         31,774         24,617
----------------------------------------------------------------------------------------------------------

Interest Expense
----------------------------------------------------------------------------------------------------------
Deposits                                                         15,420         13,956          9,916
Other                                                                13             42             25
Long-term debt                                                      760            299              0
----------------------------------------------------------------------------------------------------------
      Total interest expense                                     16,193         14,297          9,941
----------------------------------------------------------------------------------------------------------
         Net interest income                                     22,054         17,477         14,676
Provision for loan losses                                         1,469          1,050            762
----------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses              20,585         16,427         13,914
----------------------------------------------------------------------------------------------------------

Noninterest Income
----------------------------------------------------------------------------------------------------------
Service charges and other fees                                    5,660          4,564          3,538
Other                                                               541            428            365
Gain on sale of securities available for sale                        52              0              1
Gain on sale of loans                                               354            370            654
----------------------------------------------------------------------------------------------------------
      Total noninterest income                                    6,607          5,362          4,558
----------------------------------------------------------------------------------------------------------

Noninterest Expenses
----------------------------------------------------------------------------------------------------------
Salaries and employee benefits                                    9,486          7,485          6,180
Occupancy                                                         2,133          1,782          1,651
Furniture and equipment                                           1,402          1,092            937
Advertising and marketing                                         1,722          1,451          1,259
Data processing                                                   1,313            964            936
Postage and supplies                                                846            659            529
Audits, regulatory fees and assessments                             401            348            260
Other                                                             3,209          2,408          2,004
----------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                 20,512         16,189         13,756

Income before income taxes                                        6,680          5,600          4,716
Provision for federal income taxes                                2,232          1,886          1,613
----------------------------------------------------------------------------------------------------------
      Net income                                                $ 4,448        $ 3,714        $ 3,103
----------------------------------------------------------------------------------------------------------

Net Income per Common Share
----------------------------------------------------------------------------------------------------------
     Basic                                                        $2.36          $1.99          $1.67
     Diluted                                                       2.14           1.87           1.56
----------------------------------------------------------------------------------------------------------

                                                See accompanying notes

Consolidated Statements of Stockholders' Equity

                                                                                                    Accumulated Other
                                                 Preferred      Common                   Retained     Comprehensive
( in thousands )                                   Stock         Stock       Surplus     Earnings     Income (Loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1998                                   $400         $1,557      $16,728      $1,546          $ 214        $20,445
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -              -            -       3,103              -          3,103
   Change in unrealized gains (losses) on
     securities, net of reclassification adjustment    -              -            -           -         (3,213)        (3,213)
                                                                                                                      ----------
Total comprehensive (loss)                                                                                                (110)
                                                                                                                      ----------
Dividends declared on preferred stock                  -              -            -         (80)             -            (80)
Common stock issued under stock option plans           -              6           61           -              -             67
Income tax benefit of stock options exercised          -              -            8           -              -              8
Common stock issued under employee
   stock purchase plan                                 -              1           19           -              -             20
Common stock issued under dividend
   reinvestment and stock purchase plan                -              2           29           -              -             31
5% common stock dividend and cash
   paid in lieu of fractional shares                   -             78        1,351      (1,432)             -             (3)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                   $400         $1,644      $18,196      $3,137        $(2,999)       $20,378
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -              -            -       3,714              -          3,714
   Change in unrealized gains (losses) on
     securities, net of reclassification adjustment    -              -            -           -          2,323          2,323
                                                                                                                      ----------
Total comprehensive income                                                                                               6,037
                                                                                                                      ----------
Dividends declared on preferred stock                  -              -            -         (80)             -            (80)
Common stock issued under stock option plans           -             13           71           -              -             84
Income tax benefit of stock options exercised          -              -           30           -              -             30
Common stock issued under employee
   stock purchase plan                                 -              -            6           -              -              6
Proceeds from issuance of common stock in
   connection with dividend reinvestment and
   stock purchase plan                                 -              9          210           -              -            219
5% common stock dividend and cash
   paid in lieu of fractional shares                   -             83        2,348      (2,437)             -             (6)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                   $400         $1,749      $20,861      $4,334         $ (676)       $26,668
---------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -              -            -       4,448              -          4,448
   Change in unrealized gains (losses) on securities,
     net of reclassification adjustment                -              -            -           -            565            565
                                                                                                                      ----------
Total comprehensive income                                                                                               5,013
                                                                                                                      ----------
Dividends declared on preferred stock                  -              -            -         (80)             -            (80)
Common stock issued under stock option plans           -             24          193           -              -            217
Income tax benefit of stock options exercised          -              -           78           -              -             78
Common stock issued under employee
   stock purchase plan                                 -              -            9           -              -              9
Proceeds from issuance of common stock in
   connection with dividend reinvestment and
   stock purchase plan                                 -             20          678           -              -            698
5% common stock dividend and cash
   paid in lieu of fractional shares                   -             89        3,444      (3,543)             -            (10)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                   $400         $1,882      $25,263      $5,159         $ (111)       $32,593
---------------------------------------------------------------------------------------------------------------------------------
                                                            See accompanying notes

Consolidated Statements of Cash Flows

                                                                                        Year Ended December 31,
(in thousands)                                                                     2001          2000           1999
---------------------------------------------------------------------------------------------------------------------------

Operating Activities
---------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $ 4,448        $ 3,714        $ 3,103
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses                                                       1,469          1,050            762
   Provision for depreciation and amortization                                     1,403          1,202          1,119
   Deferred income taxes                                                            (251)          (281)          (185)
   Amortization of securities premiums and accretion of discounts, net               219            193            311
   Net gain on sale of securities available for sale                                 (52)             0             (1)
   Proceeds from sales of loans                                                   48,887         19,813         38,913
   Loans originated for sale                                                     (50,944)       (19,705)       (38,339)
   Gains on sales of loans                                                          (354)          (370)          (654)
   Stock granted under stock purchase plan                                             9              6             20
   (Increase) decrease in accrued interest receivable and other assets              (742)        (1,345)           106
   Increase in accrued interest payable and other liabilities                        724            143            548
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    4,816          4,420          5,703

Investing Activities
---------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
   Proceeds from principal repayments and maturities                              18,589          2,608          2,517
   Purchases                                                                     (88,112)        (7,398)       (20,105)
Securities available for sale:
   Proceeds from principal repayments and maturities                              43,617          7,343         14,484
   Proceeds from sales                                                             7,497              0          5,357
   Purchases                                                                     (64,833)       (12,268)       (12,638)
Proceeds from sale of loans receivable                                             3,255          6,449          9,847
Net increase in loans receivable                                                 (56,254)       (80,521)       (58,563)
Proceeds from sale of premises and equipment                                           0            743              0
Purchases of premises and equipment                                               (6,353)        (4,174)        (2,107)
---------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                     (142,594)       (87,218)       (61,208)

Financing Activities
---------------------------------------------------------------------------------------------------------------------------
Net increase in demand, interest checking,
   money market, and savings deposits                                            102,383         68,145         41,681
Net increase in time deposits                                                     12,772         29,892          9,128
Net increase (decrease) in other borrowed money                                        0         (8,300)         8,300
Proceeds from issuance of long-term debt                                           8,000          5,000              0
Proceeds from common stock options exercised                                         217             84             67
Proceeds from common stock purchase and dividend reinvestment plan                   698            219             31
Cash dividends on preferred stock and cash in lieu of fractional shares              (86)           (83)           (87)
---------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  123,984         94,957         59,120
---------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                 (13,794)        12,159          3,615
Cash and cash equivalents at beginning of year                                    39,649         27,490         23,875
---------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at year-end                                     $ 25,855       $ 39,649       $ 27,490
---------------------------------------------------------------------------------------------------------------------------

                                                             See accompanying notes.

Notes to Consolidated Financial Statements
December 31, 2001

1.   Significant Accounting Policies
------------------------------------
Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiaries Commerce Bank/Harrisburg, N.A. (Commerce or Bank), Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II. All material intercompany transactions have been eliminated. The Holding Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

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

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates.

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

Notes to Consolidated Financial Statements


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

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 30, 2002.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2001, 2000, and 1999 for interest was $16.2 million, $14.0 million, and $9.9 million respectively. Income taxes paid totaled $2.4 million, $2.2 million, and $1.7 million in 2001, 2000, and 1999, respectively.

Recently Issued FASB Statements

In June of 2001, the Financial Accounting Standards Board issued Statement No. 141, "Business Combinations", and Statement No. 142, "Goodwill and Other Intangible Assets".

Statement No. 141 requires all business combinations to be accounted for using the purchase method of accounting as use of the pooling-of-interests method is prohibited. In addition, this Statement requires that negative goodwill that exists after the basis of certain acquired assets is reduced to zero should be rec-

                                      Notes to Consolidated Financial Statements


ognized as an extraordinary gain. The provisions of this Statement apply to all business combinations initiated after June 30, 2001.

Statement No. 142 prescribes that goodwill associated with a business combination and intangible assets with an indefinite useful life should not be amortized but should be tested for impairment at least annually. The Statement requires intangibles that are separable from goodwill and that have a determinable useful life to be amortized over the determinable useful life. The provisions of this Statement became effective for the Company in January of 2002 and require that goodwill and other intangible assets arising from acquisitions completed before July 1, 2001 be accounted for in accordance with the provisions of this statement.

In July of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement will become effective for the Company on January 1, 2003.

In August of 2001, the Financial Accounting Standards Board issued Statement No. 144, "Accounting for the Impairment of or Disposal of Long-Lived Assets". This Statement supersedes FASB Statement No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of", and the accounting and reporting provisions of APB Opinion No. 30, "Reporting the Results of Operations -- Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions for the disposal of a segment of a business". This Statement also amends ARB No. 51, "Consolidated Financial Statements". The provisions of this Statement became effective for the Company on January 1, 2002.

Adoption of these statements did not have or is not expected to have a material impact on the Company's financial condition or results of operations.

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

Reclassifications

Certain amounts in the 2000 and 1999 financial statements have been reclassified to conform with the 2001 presentation format. Such reclassifications had no impact on the Company's net income.

2.   Restrictions on Cash and Due From Bank Accounts
----------------------------------------------------

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2001 and 2000 was approximately $2.3 million and $909,000, respectively.

Notes to Consolidated Financial Statements


3.   Securities
--------------------------------------------------------------------------------

The amortized cost and fair value of securities are summarized in the following tables.

--------------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31, 2001
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   Gross           Gross
                                                              Amortized         Unrealized      Unrealized           Fair
(in thousands)                                                  Cost               Gains          Losses             Value
--------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Treasury securities                                        $ 1,001             $ 8               $ 0           $ 1,009
U.S. Government Agency securities                                17,487             134                (4)           17,617
Mortgage-backed securities                                       77,269             203              (468)           77,004
Corporate debt securities                                         9,133              39               (80)            9,092
--------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                        104,890             384              (552)          104,722
Equity securities                                                 2,593               0                 0             2,593
--------------------------------------------------------------------------------------------------------------------------------
     Total                                                     $107,483            $384            $ (552)         $107,315
--------------------------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government Agency securities                               $ 5,987            $ 73             $ (33)          $ 6,027
Municipal securities                                              1,994              43               (15)            2,022
Mortgage-backed securities                                       73,611             172              (789)           72,994
Corporate debt securities                                        21,757              95              (468)           21,384
--------------------------------------------------------------------------------------------------------------------------------
     Total                                                     $103,349            $383           $(1,305)         $102,427
--------------------------------------------------------------------------------------------------------------------------------


--------------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31, 2000
--------------------------------------------------------------------------------------------------------------------------------
                                                                                   Gross           Gross
                                                              Amortized         Unrealized      Unrealized           Fair
(in thousands)                                                  Cost               Gains          Losses             Value
--------------------------------------------------------------------------------------------------------------------------------

Available for Sale
U.S. Treasury securities                                        $ 2,005            $ 14               $ 0           $ 2,019
U.S. Government Agency securities                                30,993              73              (500)           30,566
Mortgage-backed securities                                       55,536              45              (669)           54,912
Corporate debt securities                                         3,123              13                 0             3,136
--------------------------------------------------------------------------------------------------------------------------------
Subtotal                                                         91,657             145            (1,169)           90,633
Equity securities                                                 2,288               0                 0             2,288
--------------------------------------------------------------------------------------------------------------------------------
     Total                                                     $ 93,945            $145           $(1,169)         $ 92,921
--------------------------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government Agency securities                               $ 8,442            $ 23             $ (44)          $ 8,421
Municipal securities                                              1,000              10                 0             1,010
Mortgage-backed securities                                       24,370              76              (216)           24,230
--------------------------------------------------------------------------------------------------------------------------------
     Total                                                     $ 33,812            $109            $ (260)         $ 33,661
--------------------------------------------------------------------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements

The amortized cost and fair value of debt securities at December 31, 2001 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

--------------------------------------------------------------------------------------------------------------------------------
                                                                  Held to Maturity                    Available for Sale
--------------------------------------------------------------------------------------------------------------------------------
                                                              Amortized         Fair             Amortized           Fair
(in thousands)                                                  Cost            Value              Cost              Value
--------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                             $ 0             $ 0            $ 1,001          $ 1,009
Due after one year through five years                             3,009           3,087                 --               --
Due after five years through ten years                           13,114          12,950              8,988            9,098
Due after ten years                                              13,615          13,396             17,632           17,611
--------------------------------------------------------------------------------------------------------------------------------
                                                                 29,738          29,433             27,621           27,718
Mortgage-backed securities                                       73,611          72,994             77,269           77,004
--------------------------------------------------------------------------------------------------------------------------------
     Total                                                     $103,349        $102,427           $104,890         $104,722
--------------------------------------------------------------------------------------------------------------------------------

Equity securities include Federal Home Loan Bank stock and Federal Reserve Bank stock with an aggregate cost, which approximates fair value, of $2.6 million and $2.3 million at December 31, 2001 and 2000, respectively.

Gross gains of $53,000 and gross losses of $1,000 were realized on sales of securities available for sale in 2001. There were no sales of securities available for sale in 2000. Gross gains of $8,000 and gross losses of $7,000 were realized on sales of securities available for sale in 1999.

At December 31, 2001 and 2000, securities with a fair value of $117.7 million and $87.0 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.



4.   Loans Receivable and Allowance for Loan  Losses

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $9.0 million and $7.8 million at December 31, 2001 and 2000, respectively. During 2001, $6.8 million of new loans were made and repayments totaled $5.6 million.

The following is a summary of the transactions in the allowance for loan losses.

------------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2001     2000    1999
------------------------------------------------------------------

Balance at beginning of year       $3,732   $2,841   $2,232
Provision charged to expense        1,469    1,050      762
Recoveries                             24       14       13
Loans charged off                    (681)    (173)    (166)
------------------------------------------------------------------
Balance at end of year             $4,544   $3,732   $2,841
------------------------------------------------------------------

Information with respect to impaired loans as of and for the year ended December 31 is as follows:

------------------------------------------------------------------
(in thousands)                       2001     2000    1999
------------------------------------------------------------------

Recorded investment:
   Requiring an allowance
     for loan losses                  $ 0      $ 0      $ 0
   Not requiring an allowance
     for loan losses                  876      833      684
------------------------------------------------------------------
Total                                $876     $833     $684
------------------------------------------------------------------
Average recorded investment          $616     $512     $686
Interest income recognized             33       52       38
------------------------------------------------------------------

Notes to Consolidated Financial Statements


5.   Loan Commitments and Standby Letters of Credit
---------------------------------------------------

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

The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

------------------------------------------------------------------
                                          December 31,
(in thousands)                         2001           2000
------------------------------------------------------------------

Commitments to grant loans           $ 8,913        $ 1,620
Unfunded commitments
  of existing loans                   65,302         62,407
Standby letters of credit              7,640         10,318
------------------------------------------------------------------
Total                                $81,855        $74,345
------------------------------------------------------------------

6.   Concentrations of Credit Risk
----------------------------------

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, and Lebanon counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $199 million at December 31, 2001.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management's credit evaluations of the respective borrowers.

7.   Bank Premises, Equipment and Leases
----------------------------------------

A summary of premises and equipment is as follows:

------------------------------------------------------------------
                                          December 31,
(in thousands)                         2001           2000
------------------------------------------------------------------

Land                                 $ 4,211        $ 3,152
Buildings                             15,732         11,796
Leasehold improvements                 1,772          1,666
Furniture, fixtures, and equipment     7,529          6,301
------------------------------------------------------------------
                                      29,244         22,915
Less accumulated depreciation
  and amortization                     7,657          6,278
------------------------------------------------------------------
                                     $21,587        $16,637
------------------------------------------------------------------

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2021. Total rental expense for operating leases in 2001, 2000, and 1999 was $908,000, $739,000, and $673,000,
respectively. At December 31, 2001, future minimum lease payments for noncancelable operating leases are payable as follows:

------------------------------------------------------------------
(in thousands)
------------------------------------------------------------------

2002                                              $    880
2003                                                   818
2004                                                   809
2005                                                   643
2006                                                   452
Thereafter                                           3,783
------------------------------------------------------------------
Total minimum lease payments                       $ 7,385
------------------------------------------------------------------

8.   Deposits
-------------

The composition of deposits is as follows:

------------------------------------------------------------------
                                           December 31,
(in thousands)                         2001           2000
------------------------------------------------------------------

Demand                              $105,171       $ 85,577
Interest checking and money market   126,851         93,885
Savings                              166,514        116,691
Time certificates $100,000 or more    74,905         67,381
Other time certificates               88,297         83,049
------------------------------------------------------------------
                                    $561,738       $446,583
------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements


At December 31, 2001, the scheduled maturities of time deposits are as follows:

------------------------------------------------------------------
(in thousands)
------------------------------------------------------------------

2002                                              $101,195
2003                                                43,015
2004                                                 8,227
2005                                                 5,306
2006                                                 5,459
------------------------------------------------------------------
                                                  $163,202
------------------------------------------------------------------

9.   Other Borrowed Money
-------------------------

The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $134 million. No amounts were outstanding on this line as of December 31, 2001 and 2000. Certain qualifying assets of the Bank collateralize the line.

10. Long-term Debt
------------------

On June 15, 2000, the Company issued $5,000,000 of 11% Trust Capital Securities to Commerce Bancorp, Inc. through Commerce Harrisburg Capital Trust I (the Trust), a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital
Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5,000,000 of the Trust Capital Securities qualify as Tier 1 capital for regulatory capital purposes.

On September 28, 2001, the Company issued $8,000,000 of 10% Trust Capital Securities to Commerce Bancorp, Inc. through Commerce Harrisburg Capital Trust II (the Trust II), a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as the Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in the Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. The portion of the Trust II that qualifies as Tier 1 capital is $5.9 million for regulatory capital purposes.

11. Income Taxes
----------------

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

------------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2001     2000    1999
------------------------------------------------------------------

Provision at statutory rate
  on pre-tax income                $2,271   $1,904   $1,603
Tax-exempt income on
  loans and investments               (73)     (52)      (6)
Other                                  34       34       16
------------------------------------------------------------------
                                   $2,232   $1,886   $1,613
------------------------------------------------------------------

The components of income tax expense are as follows:

------------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2001     2000    1999
------------------------------------------------------------------

Current                            $2,483   $2,167   $1,798
Deferred                             (251)    (281)    (185)
------------------------------------------------------------------
                                   $2,232   $1,886   $1,613
------------------------------------------------------------------

Notes to Consolidated Financial Statements

The components of the net deferred tax assets were as follows:

------------------------------------------------------------------
                                           December 31,
(in thousands)                          2001          2000
------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses         $1,545         $1,236
    Unrealized losses on securities       57            348
    Other                                 18             20
------------------------------------------------------------------
Total deferred tax assets              1,620          1,604
------------------------------------------------------------------
Deferred tax liabilities:
    Premises and equipment              (296)          (236)
    Prepaid expenses                     (75)           (79)
------------------------------------------------------------------
Total deferred tax liabilities          (371)          (315)
------------------------------------------------------------------
Net deferred tax assets               $1,249         $1,289
------------------------------------------------------------------

Income taxes of $18,000, $0, and $0 were recognized on net securities gains in 2001, 2000, and 1999 respectively.

12. Stockholders' Equity
------------------------

At December 31, 2001, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 130,310 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $7.67 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2001 or 2000. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum (see Note 15).

During the 4th quarter of 1999, the Company implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 20,306 and 9,031 common shares were issued pursuant to this plan in 2001 and 2000, respectively. At December 31, 2001, the Company had reserved approximately 469,000 common shares to be issued in connection with the plan.

On January 19, 2001, the Board of Directors declared a 5% common stock dividend payable on February 16, 2001, to stockholders of record on February 2, 2001. Payment of the stock dividend resulted in the issuance of 83,492 additional common shares.

On January 30, 2002, the Board of Directors declared a 5% common stock dividend payable on February 25, 2002, to stockholders of record on February 11, 2002. Payment of the stock dividend will result in the issuance of 89,805 additional common shares.

All common stock and per share data included in these financial statements have been restated for these stock dividends.

13. Earnings per Share
----------------------

The following table sets forth the computation of basic and diluted earnings per share.

                                                                  For the Year Ended December 31,
(in thousands except per share amounts)       2001                             2000                             1999
                                                      Per Share                      Per Share                        Per Share
                                    Income   Shares    Amount        Income   Shares  Amount          Income   Shares  Amount
---------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Net income                       $4,448                            $3,714                           $3,103
   Preferred stock dividends           (80)                              (80)                             (80)
---------------------------------------------------------------------------------------------------------------------------------
     Income available to
       common stockholders           4,368    1,853     $2.36          3,634   1,823    $1.99           3,023    1,806   $1.67
---------------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Stock options                                185                              124                               131
---------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income available to
       common stockholders
       plus assumed conversions     $4,368    2,038     $2.14         $3,634   1,947    $1.87          $3,023    1,937   $1.56
---------------------------------------------------------------------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements

Options to purchase 83,214 shares of common stock at $34.29 were outstanding during 2001. They were not included in the computation of diluted EPS for the year ended December 31, 2001, because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 41,703 shares of common stock at $23.50, options to purchase 46,724 shares at $23.66, options to purchase 72,628 shares at $26.76, options to purchase 9,773 shares at $22.33, and options to purchase 9,773 shares of common stock at $25.50 were outstanding during 2000. They were not included in the computation of diluted EPS for the year ended December 31, 2000, because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 51,344 shares of common stock at $23.66, options to purchase 43,107 shares at $23.50 and options to purchase 9,773 shares of common stock at $25.50 were outstanding during 1999. They were not included in the computation of diluted EPS for the year ended December 31, 1999, because the options' exercise price was greater than the average market price of the common shares.

14. Stock Option Plans

The 1996 Employee Stock Option Plan covers 478,338 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The Plan covers 110,250 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company shall be entitled to an option to acquire 1,628 shares of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank.

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB 25) and related interpretations in accounting for its employee and director stock options. Under APB 25, because the exercise price of the Company's stock options equals the market price of the underlying stock on the date of grant, no compensation expense is recognized.

Pro-forma information regarding net income and earnings per share is required by Statement 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2001, 2000, and 1999 respectively: risk-free interest rates of 4.8%, 5.7% and 6.0%; volatility factors of the expected market price of the Company's common stock of ..28, .48, and .24; weighted-average expected life of the options of 10 years; and no cash dividends.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.

------------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2001     2000    1999
------------------------------------------------------------------

Net income:
    As reported                    $4,448   $3,714   $3,103
    Pro-forma                       3,496    3,106    2,570
------------------------------------------------------------------
Reported earnings per share:
    Basic                           $2.36    $1.99    $1.67
    Diluted                          2.14     1.87     1.56
------------------------------------------------------------------
Pro-forma earnings per share:
    Basic                           $1.84    $1.66    $1.38
    Diluted                          1.68     1.55     1.29
------------------------------------------------------------------

Notes to Consolidated Financial Statements

Stock options transactions under the Plans were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                          2001                       2000                     1999
-------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted Avg.             Weighted Avg.             Weighted Avg.
                                                  Options  Exercise Price    Options Exercise Price    Options Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                   459,928    $16.35         403,977      $14.30       348,213      $13.05
Granted                                             94,877     33.41          84,055       25.29        70,323       20.84
Exercised                                          (24,062)     8.95         (14,106)       5.91        (7,292)       9.25
Forfeited                                           (6,720)    25.23         (13,998)      21.47        (7,267)      22.93
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                         524,023    $19.67         459,928      $16.35       403,977      $14.30
-------------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                         400,519    $16.07
Options available for grant at December 31         247,035
Weighted-average fair value
     of options granted during the year                       $19.46                      $15.10                    $ 9.40
-------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2001 are presented in the following table.

------------------------------------------------------------------------------------------------------------------------------
                                                                         As of December 31, 2001
------------------------------------------------------------------------------------------------------------------------------
                                                  Options      Weighted Avg.     Weighted Avg.      Options     Weighted Avg.
                                                Outstanding   Exercise Price   Contractual Life   Exercisable  Exercise Price
------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
     ranging from $4.61 to $14.00                  151,375         $ 6.63         3.9 Years         151,375        $ 6.63
Options with exercise prices
     ranging from $14.01 to $24.00                 200,518          20.34         5.4 Years         189,039         20.29
Options with exercise prices
     ranging from $24.01 to $34.29                 172,130          30.36         9.0 Years          60,105         26.55
------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
     prices ranging from $4.61 to $34.29           524,023         $19.67         6.1 Years         400,519        $16.07
------------------------------------------------------------------------------------------------------------------------------


15. Regulatory Matters
----------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2001, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                      Notes to Consolidated Financial Statements

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2001 and 2000 for the Company and the Bank.

----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        To Be Well Capitalized
                                                                                For Capital             Under Prompt Corrective
                                                       Actual                Adequacy Purposes             Action Provisions
----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                          Amount       Ratio            Amount       Ratio          Amount       Ratio
----------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2001
  Risked based capital ratios:
    Total capital                               $50,248      11.78%      => $34,124     =>  8.0%       => $42,655    =>   10.0%
    Tier 1 capital                               43,606      10.22       =>  17,062     =>  4.0        =>  25,593    =>    6.0
    Leverage ratio                               43,606       7.33       =>  23,796     =>  4.0        =>  29,745    =>    5.0
----------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2001
  Risked based capital ratios:
    Total capital                               $50,045      11.73%      => $34,130     =>  8.0%       => $42,663    =>   10.0%
    Tier 1 capital                               45,501      10.67       =>  17,065     =>  4.0        =>  25,598    =>    6.0
    Leverage ratio                               45,501       7.65       =>  23,786     =>  4.0        =>  29,733    =>    5.0
----------------------------------------------------------------------------------------------------------------------------------

Company
As of December 31, 2000
  Risked based capital ratios:
    Total capital                               $36,075      11.04%      =>   $26,139   =>  8.0%       => $32,674    =>   10.0%
    Tier 1 capital                               32,344       9.90       =>    13,069   =>  4.0        =>  19,604    =>    6.0
    Leverage ratio                               32,344       6.92       =>    18,700   =>  4.0        =>  23,374    =>    5.0
----------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2000
    Risked based capital ratios:
    Total capital                               $36,088      11.04%      =>   $26,139   =>  8.0%       => $32,674    =>   10.0%
    Tier 1 capital                               32,356       9.90       =>    13,069   =>  4.0        =>  19,604    =>    6.0
    Leverage ratio                               32,356       6.92       =>    18,700   =>  4.0        =>  23,374    =>    5.0
----------------------------------------------------------------------------------------------------------------------------------

16. Employee Benefit Plan
-------------------------

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2001, 2000, and 1999, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $84,000, $42,000, and $31,000 in 2001, 2000, and 1999, respectively.

17. Comprehensive Income
------------------------

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

Notes to Consolidated Financial Statements

The only comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale. The federal income taxes allocated to the unrealized gains (losses) are presented in the table below. The reclassification adjustments included in comprehensive income are also presented.

------------------------------------------------------------------
                                   Year Ended December 31,
(in thousands)                     2001     2000      1999
------------------------------------------------------------------

Unrealized holding gains (losses)
  arising during the year         $ 908   $ 3,520   $(4,868)
Less reclassification adjustment
  for gains (losses) included in
  net income                         52         0         1
------------------------------------------------------------------
Net unrealized gains (losses)       856     3,520    (4,869)
Tax (expense) benefit              (291)   (1,197)    1,656
------------------------------------------------------------------
Net of tax amount                 $ 565   $ 2,323   $(3,213)
------------------------------------------------------------------

18. Commitments and Contingencies
---------------------------------

The Company has entered into an agreement to purchase the building at 101 North Second Street, City of Harrisburg, Dauphin County, Pennsylvania. The Company is constructing a full-service branch in this building to be opened in Spring 2002.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19. Related Party Transactions
------------------------------

Commerce Bancorp, Inc. (an 8.8% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, loan review services, MAC/VISA card processing, data processing, and advertising support. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company paid approximately $622,000, $414,000, and $344,000 for services provided by Commerce Bancorp, Inc. during 2001, 2000, and 1999, respectively. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2001 and 2000, approximately $12.4 million and $11.6 million, respectively, of these participations were outstanding. A director of the Company is Chairman of the Board of Commerce Bank, N.A. The Company obtained interior design services for $114,000, $76,000, and $16,000 in 2001, 2000, and
1999, respectively, from a business owned by the spouse of the director. Additionally, the business received commissions of approximately $101,000, $54,000, and $21,000 in 2001, 2000, and 1999, respectively, on furniture and facility purchases made directly by the Company. The Company leases land for one of its branches from a limited partnership in which the director is a 20% limited partner. Total payments on the land lease for 2001, 2000 and 1999 were $56,000, $50,000 and $50,000, respectively.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $5.5 million, which could be drawn upon if needed. The balance at December 31, 2001 and 2000 on this line was $0.

A law firm in which a director of the Company is a partner received professional fees totaling $258,000, $137,000, and $149,000 during 2001, 2000, and 1999, respectively.

The Company leases land for a billboard owned by the Company from a director. Total payments on the land lease for 2001, 2000, and 1999 were $24,000.

The Company paid commissions for real estate services to a company owned by the Chairman of the Board of the Company of $74,000, $48,000, and $65,000 in 2001, 2000, and 1999 respectively.

20. Fair Value of Financial Instruments
---------------------------------------

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

                                      Notes to Consolidated Financial Statements


Cash and cash equivalents

The carrying amounts reported approximate those assets' fair value.

Securities

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

The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table.

------------------------------------------------------------------------------------------------------------------------------
                                                                      2001                                   2000
------------------------------------------------------------------------------------------------------------------------------
                                                          Carrying             Fair              Carrying           Fair
(in thousands)                                             Amount              Value              Amount            Value
------------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                              $ 25,855          $ 25,855             $ 39,649         $ 39,649
    Securities                                              210,664           209,742              126,733          126,582
    Loans, net (including loans held for sale)              345,791           346,968              291,849          287,228
    Accrued interest receivable                               3,542             3,542                2,936            2,936
------------------------------------------------------------------------------------------------------------------------------

Financial liabilities:
    Deposits                                               $561,738          $562,626             $446,583         $448,622
    Long-term debt                                           13,000            14,573                5,000            5,471
    Accrued interest payable                                    837               837                  834              834
------------------------------------------------------------------------------------------------------------------------------

Off-balance sheet instruments:
    Standby letters of credit                                   $ 0               $ 0                  $ 0              $ 0
    Commitments to extend credit                                  0                 0                    0                0
------------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements



21. Quarterly Financial Data (unaudited)
----------------------------------------

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):


------------------------------------------------------------------------------------------------------------------------------
                                                                                  Three Months Ended
------------------------------------------------------------------------------------------------------------------------------
                                                         December 31       September 30           June 30         March 31
------------------------------------------------------------------------------------------------------------------------------
2001
Interest income                                             $9,902             $9,713              $9,489           $9,143
Interest expense                                             3,859              3,978               4,049            4,307
Net interest income                                          6,043              5,735               5,440            4,836
Provision for loan losses                                      464                405                 315              285
Net investment securities gains                                  0                  0                   0               52
Provision for federal income taxes                             646                592                 533              461
Net income                                                   1,276              1,181               1,068              923
Net income per share:
   Basic                                                     $0.68              $0.63               $0.56            $0.49
   Diluted                                                    0.62               0.56                0.51             0.45

------------------------------------------------------------------------------------------------------------------------------
2000
Interest income                                             $8,917             $8,465              $7,554           $6,838
Interest expense                                             4,210              3,939               3,285            2,863
Net interest income                                          4,707              4,526               4,269            3,975
Provision for loan losses                                      285                255                 255              255
Net investment securities gains                                  0                  0                   0                0
Provision for federal income taxes                             568                472                 444              402
Net income                                                   1,064              1,014                 863              773
Net income per share:
   Basic                                                     $0.56              $0.54               $0.47            $0.42
   Diluted                                                    0.53               0.50                0.44             0.39
------------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements



22. Condensed Financial Statements of Parent Company
----------------------------------------------------

Balance Sheets
---------------------------------------------------------------------------------------------------------------------
                                                                                    December 31,         December 31,
(in thousands)                                                                          2001                 2000
---------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                     $ 148                 $ 12
Investment in subsidiaries:
   Banking subsidiary                                                                   45,400               31,680
   Non-banking subsidiaries                                                                600                  200
Other assets                                                                               117                   63
---------------------------------------------------------------------------------------------------------------------
Total Assets                                                                           $46,265              $31,955
---------------------------------------------------------------------------------------------------------------------

LIABILITIES
Long-term debt                                                                         $13,000              $ 5,000
Other liabilities                                                                          672                  287
---------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                    13,672                5,287
---------------------------------------------------------------------------------------------------------------------
STOCKHOLDERS' EQUITY
Preferred stock                                                                            400                  400
Common stock                                                                             1,882                1,749
Surplus                                                                                 25,263               20,861
Retained earnings                                                                        5,159                4,334
Accumulated other comprehensive loss                                                      (111)                (676)
---------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                           32,593               26,668
---------------------------------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity                                               $46,265              $31,955
---------------------------------------------------------------------------------------------------------------------


Statements of Income
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                           For the Period
                                                                  Year Ended           Year Ended          July 1, 1999 to
                                                                  December 31,        December 31,           December 31,
(in thousands)                                                       2001                 2000                   1999
-----------------------------------------------------------------------------------------------------------------------------

Income:
   Dividends from bank subsidiary                                    $ 794                $ 393                   $ 40
   Interest income                                                      32                   12                      0
-----------------------------------------------------------------------------------------------------------------------------
                                                                       826                  405                     40
-----------------------------------------------------------------------------------------------------------------------------
Expenses:
   Interest expense                                                    793                  312                      0
   Other                                                               213                  187                      0
-----------------------------------------------------------------------------------------------------------------------------
                                                                     1,006                  499                      0
-----------------------------------------------------------------------------------------------------------------------------
Income (loss) before income (taxes) benefit and equity
   in undistributed net income of subsidiaries                        (180)                 (94)                    40
Income (taxes) benefit                                                 331                  165                      0
-----------------------------------------------------------------------------------------------------------------------------
                                                                       151                   71                     40
Equity in undistributed net income of bank subsidiary                4,297                3,643                  1,818
-----------------------------------------------------------------------------------------------------------------------------
Net income                                                          $4,448               $3,714                 $1,858
-----------------------------------------------------------------------------------------------------------------------------

Statements of Cash Flows

------------------------------------------------------------------------------------------------------------------------------
                                                                                     For the Period
                                                                  Year Ended           Year Ended           July 1, 1999 to
                                                                 December 31,         December 31,           December 31,
(in thousands)                                                       2001                 2000                   1999
------------------------------------------------------------------------------------------------------------------------------

Operating Activities:
   Net Income                                                       $4,448                $3,714                $1,858
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Amortization of financing costs                                    10                     5                     0
     Increase in other liabilities                                     385                   287                     0
   Equity in undistributed net income of bank subsidiary            (4,297)               (3,643)               (1,818)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              546                   363                    40
------------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Investment in bank subsidiary                                    (8,786)               (5,303)                  (57)
   Investment in nonbank subsidiaries                                 (400)                 (200)                    0
------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                             (9,186)               (5,503)                  (57)
------------------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Proceeds from common stock options exercised                        217                    84                    26
   Proceeds from issuance of long term debt                          8,000                 5,000                     0
   Proceeds from issuance of common stock under
      stock purchase plan                                              698                   219                    31
   Costs of issuing long term debt                                     (53)                  (68)                    0
   Cash dividends on preferred stock and
      cash in lieu of fractional shares                                (86)                  (83)                  (40)
------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            8,776                 5,152                    17
------------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                  136                    12                     0
Cash and cash equivalents at beginning of the year                      12                     0                     0
------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 148                  $ 12                   $ 0
------------------------------------------------------------------------------------------------------------------------------

Independent Auditor's Report


To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania



We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

                                        /s/ Beard Miller Company LLP

Harrisburg, Pennsylvania
February 1, 2002