Form 10-K, Exhibit 13
period 2002-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2003-03-31
CIK 1085706

Management's Discussion and Analysis
of Financial Condition and Results of Operations



Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

Application of Critical Accounting Policies
--------------------------------------------------------------------------------

The reporting of the Company's financial condition and results of operations is impacted by the application of accounting policies by management. Certain accounting policies are particularly sensitive and require significant judgments, estimates and assumptions to be made by management in matters that are inherently uncertain. The Company's accounting policies are detailed in Note 1 to the financial statements. The audit committee to the board of directors has approved these policies.

The Company's provision for loan losses and the level of the allowance for loan losses involve significant estimates by management in evaluating the adequacy of the allowance for loan losses. The allowance for loan losses is increased by a charge to the provision for loan losses. Management's evaluation is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay (including the timing of future payments), the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ substantially from the assumptions used in making the evaluation.

As permitted by SFAS No. 123, the Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion (APB) No. 25. Under APB No. 25, no compensation expense is recognized in the income statement related to any options granted under the Company's stock option plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of grant, is disclosed in the notes to the consolidated financial statements. The Company intends to continue to account for stock-based compensation in this manner unless there is more specific guidance issued by the Financial Accounting Standards Board or unless a clear consensus develops in the financial services industry on the application of accounting methods.

2002 Overview
--------------------------------------------------------------------------------

In 2002, the Company continued its strong financial performance by posting record levels of total assets, deposits and loans. Total assets grew by $177 million, or 29%, to $787 million and total deposits increased $165 million, or 29%, to $727 million. Core deposit growth was exceptionally strong, increasing $162 million, or 31%, from $525 million to $687 million.

Net income was up 28% in 2002 to $5.7 million from $4.4 million for 2001 and total revenues increased by 24% to a record level of $35.4 million. Diluted net income per common share increased 22% to $2.48 from $2.04 per share in 2001 (after adjusting for a 5% common stock dividend declared in January 2003).

In June, the Company opened a new branch at 101 North Second Street, Harrisburg, Pennsylvania, a new branch in August at 3201 Trindle Road, Camp Hill,
Pennsylvania, and another new branch in December at 20 Knoble Boulevard, Carlisle, Pennsylvania. This brings the Bank's total number of full-service branches to 18. The Company plans to construct five additional branches in 2003.

Results of Operations
--------------------------------------------------------------------------------

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2002, 2001 and 2000 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2002, average interest-earning assets were $645.1 million, an increase of $144.0 million, or 29%, over 2001. This was the result of an increase in the average balance of investment securities of $81.5 million, an increase in the average balance of federal funds sold of $14.4 million, and an increase in the average balance of loans receivable of $48.1 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $140.4 million.

The yield on total interest-earning assets decreased by 112 basis points in 2002 from 7.63% to 6.51%. The decrease resulted primarily from decreased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 2002 as compared to 2001. The Federal Reserve Board (FRB) lowered short-term market interest rates eleven times throughout 2001 and an additional 50 basis points in 2002 for a total decrease of 525 basis points (bps). As a result, the Company experienced lower yields on interest-earning assets in 2002 from 2001 as well as a lower cost of funds in 2002 versus the prior year.


Management's Discussion and Analysis
of Financial Condition and Results of Operations



Table 1
---------------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,

(dollars in thousands)                        2002                            2001                            2000
---------------------------------------------------------------------------------------------------------------------------------

                                    Average            Average      Average            Average      Average            Average
Earning Assets                      Balance  Interest   Rate        Balance  Interest   Rate        Balance  Interest   Rate
---------------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable                        $246,230   $14,514    5.89%      $165,013   $10,860   6.58%      $121,833    $ 8,025  6.59%
   Tax-exempt                        1,995       107    5.36          1,743        94   5.38            795         44  5.51
---------------------------------------------------------------------------------------------------------------------------------
Total securities                   248,225    14,621    5.89        166,756    10,954   6.57        122,628      8,069  6.58
Federal funds sold                  31,833       508    1.59         17,399       641   3.68         11,707        760  6.49
Loans receivable:
   Mortgage and construction       241,647    18,408    7.62        212,117    18,013   8.49        178,937     15,852  8.86
   Commercial loans and
      lines of credit               83,971     5,670    6.75         69,815     5,810   8.32         47,747      4,691  9.82
   Consumer                         35,851     2,677    7.47         32,305     2,709   8.39         26,640      2,293  8.61
   Tax-exempt                        3,598       111    3.09          2,711       120   4.43          1,833        109  5.94
---------------------------------------------------------------------------------------------------------------------------------
Total loans receivable             365,067    26,866    7.36        316,948    26,652   8.41        255,157     22,945  8.99
---------------------------------------------------------------------------------------------------------------------------------
Total earning assets              $645,125   $41,995    6.51%      $501,103   $38,247   7.63%      $389,492    $31,774  8.16%
---------------------------------------------------------------------------------------------------------------------------------

Sources of Funds
Interest-bearing deposits:
   Regular savings                $197,225   $ 3,857    1.96%      $141,350   $ 4,168   2.95%      $108,131    $ 4,219  3.90%
   Interest checking                10,590       125    1.18          7,955       165   2.07          8,696        339  3.90
   Money market                    145,851     1,923    1.32        100,394     2,261   2.25         71,764      2,288  3.19
   Time deposits                   118,899     5,595    4.71        126,389     7,133   5.64        104,983      5,422  5.17
   Public funds time                54,165     1,440    2.66         33,642     1,693   5.03         25,833      1,688  6.54
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits    526,730    12,940    2.46        409,730    15,420   3.76        319,407     13,956  4.37
Short-term borrowings                   12         0    1.46            330        13   3.94            696         42  5.91
Trust Capital Securities            13,000     1,354   10.41          7,082       760  10.73          2,708        299 11.07
---------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities 539,742    14,294    2.65        417,142    16,193   3.88        322,811     14,297  4.43
Noninterest-bearing funds (net)    105,383                           83,961                          66,681
---------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
   earning assets                 $645,125    14,294    2.22       $501,103    16,193   3.23       $389,492     14,297  3.67
---------------------------------------------------------------------------------------------------------------------------------
Net interest income and margin               $27,701    4.29%                 $22,054   4.40%                  $17,477  4.49%
---------------------------------------------------------------------------------------------------------------------------------

Other Balances
Cash & due from banks             $ 23,022                         $ 18,904                        $ 14,806
Other assets                        27,190                           20,951                          18,734
Total assets                       695,337                          540,958                         423,032
Noninterest-bearing
   demand deposits                 114,758                           91,352                          72,413
Other liabilities                    2,657                            2,508                           5,419
Stockholders' equity                38,180                           29,956                          22,389
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


                                           Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


The aggregate cost of interest-bearing liabilities decreased 123 basis points from 3.88% in 2001 to 2.65% in 2002. The average rate paid on savings deposits decreased by 99 basis points, from 2.95% in 2001 to 1.96% in 2002 and the average rate paid on interest checking accounts decreased from 2.07% in 2001 to 1.18% in 2002. For time deposits the average rate paid was 4.71%, down 93 basis points from 2001 and public funds experienced a decrease of 237 basis points in 2002 on the average rate paid. The majority of the Company's public funds are deposits of local school districts and municipalities. These deposits are repriced at maturity based upon an average of rates paid for comparable time deposits by several financial institutions in the Central Pennsylvania market.

The Company's aggregate cost of funding sources decreased 101 basis points in 2002 from 3.23% to 2.22%. This decrease resulted primarily from lower average rates paid on total interest bearing deposits as well as a $23.4 million increase in the average of noninterest-bearing demand deposits.


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


Net interest income for 2002 increased $5.6 million, or 26%, over 2001 to $27.7 million. Interest income on earning assets totaled $42.0 million, an increase of $3.7 million, or 10%, over 2001. The majority of this increase was related to volume increases in the securities and loans receivable portfolios partially offset by lower interest rates on interest earning assets. Interest expense for 2002 decreased $1.9 million, or 12% from $16.2 million in 2001 to $14.3 million in 2002. This decrease was




Table 2
-------------------------------------------------------------------------------------------------------------------
                                                 2002 v. 2001                                2001 v. 2000
                                              Increase (Decrease)                         Increase (Decrease)
                                             Due to Changes in (1)                       Due to Changes in (1)
(in thousands)                          Volume       Rate        Total              Volume       Rate        Total
-------------------------------------------------------------------------------------------------------------------
Interest on securities:
   Taxable                              $4,793     $(1,139)      $3,654            $ 2,847       $ (12)    $ 2,835
   Tax-exempt                               13           0           13                 51          (1)         50
Federal funds sold                         231        (364)        (133)               210        (329)       (119)
Interest on loans receivable:
   Mortgage and construction             2,240      (1,845)         395              2,823        (662)      2,161
   Commercial                              956      (1,096)        (140)             1,835        (716)      1,119
   Consumer                                265        (297)         (32)               475         (59)        416
   Tax-exempt                               27         (36)          (9)                39         (28)         11
-------------------------------------------------------------------------------------------------------------------

Total interest income                    8,525      (4,777)       3,748              8,280      (1,807)      6,473
-------------------------------------------------------------------------------------------------------------------

Interest expense:
   Regular savings                       1,088      (1,399)        (311)               976      (1,027)        (51)
   Interest checking                        31         (71)         (40)               (15)       (159)       (174)
   Money market plus                       596        (934)        (338)               647        (674)        (27)
   Time deposits                          (363)     (1,175)      (1,538)             1,218         493       1,711
   Public funds                            544        (797)        (253)               395        (390)          5
Short-term borrowings                       (5)         (8)         (13)               (15)        (13)        (28)
Trust Capital Securities                   617         (23)         594                451           9         460
-------------------------------------------------------------------------------------------------------------------

Total interest expense                   2,508      (4,407)      (1,899)             3,657      (1,761)      1,896
-------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                 $6,017      $ (370)      $5,647             $4,623       $ (46)     $4,577
-------------------------------------------------------------------------------------------------------------------


(1)Changes due to both volume and rate have been allocated to volume changes.


Management's Discussion and Analysis
of Financial Condition and Results of Operations


primarily related to the reduction in interest rates on the deposit products partially offset by the increases in the Company's average level of deposits and long-term debt.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The Company's net interest rate spread increased to 3.86% in 2002 from 3.75% in 2001 and the net interest margin decreased 11 basis points from 4.40% to 4.29%.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.

Noninterest Income

Noninterest income for 2002 increased by $1.1 million, or 17%, over 2001 to $7.7 million. The increase was due primarily to increased "core" other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $493,000 in 2002 and $354,000 in 2001 on the sale of residential and student loans. Also included in noninterest income were net securities gains of $0 for 2002 and $52,000 for 2001.

Noninterest Expenses

Noninterest expenses totaled $25.4 million for 2002, an increase of $4.9 million, or 24%, over 2001. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening three full service branches in 2002. A comparison of noninterest expense for certain categories for 2002 and 2001 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $3.0 million, or 32%, in 2002 over 2001. This increase was consistent with an increase in the level of full-time equivalent employees from 334 at December 31, 2001 to 424 at year-end 2002. The increased level of expenses includes the impact of salary and benefit costs associated with the additional staff for the three new branch offices opened in June, August and December 2002, respectively.

Occupancy expenses totaled $2.4 million in 2002, an increase of $270,000, or 13%, over 2001 while furniture and equipment expenses increased by $121,000, or 9%, to $1.5 million. The full year impact of the two branch offices opened in 2001 along with three additional branches opened in 2002, contributed to the increases in occupancy and furniture and equipment expenses in 2002 over 2001.

Advertising and marketing expenses were $2.2 million for 2002, an increase of $459,000, or 27%, over 2001. The increase was primarily the result of increased advertising efforts in each of the Company's markets. The Company's markets include Lebanon, Dauphin, Cumberland, and York Counties. With expansion into the Berk's County area in 2003, the Company will continue to see increases in advertising and marketing expenses. The Company will continue to have multiple markets in which to advertise its products.

Data processing expenses increased by $577,000, or 44%, in 2002 over 2001. The primary increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced. Another contributing factor was the Company outsourced the proof, check clearing, and customer statement and processing functions in 2002. As a result, the Company experienced greater costs in the data processing area but achieved offsetting savings in postage, stationery and supplies and correspondent bank charges.

Postage and supplies expenses of $862,000 were $16,000, or 2%, higher than the prior year. The increase in postage and supplies expenses was attributed to the growth in the number of account statements mailed to customers offset by reduced postage rates incurred as a direct result of converting to imaged customer statements.

Audits, regulatory fees, and assessments for 2002 increased by $83,000, or 21%, from 2001. This was primarily due to the increase in the yearly assessments by the Office of the Comptroller of the Currency for examinations and the Federal Deposit Insurance Corporation for deposit insurance coverage. Both assessment calculations, which are based on deposit size, continue to increase as the Company's deposit balances grow.

Other noninterest expenses totaled $3.6 million for 2002, compared to $3.2 million for 2001. The increase included increased loan expenses of $83,000, increased legal expenses of $100,000, increased business development expenses of $88,000 and increased provisions for non-credit-related losses of $72,000.

The Company's current strategic plan calls for the construction of five additional new branch offices in 2003. The costs associated with these planned offices will continue to result in higher levels of staff, facilities, and related expenses in 2003 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. Net noninterest expenses equal noninterest expenses (excluding other real estate expenses) less noninterest income

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


(exclusive of non-recurring gains). This ratio equaled 2.55% for 2002, compared to 2.60% for 2001. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding non-recurring gains). For 2002 and 2001, the operating efficiency ratio was 71.9%.

Provision for Income Taxes

The provision for income taxes was $2.9 million for 2002, compared to $2.2 million for 2001. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 33.6% in 2002 and 33.4% in 2001. Reference should be made to Note 11 of the Notes to Consolidated Financial Statements for an additional analysis of the provision for income taxes for 2002 and 2001.

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

At December 31, 2002, deferred tax assets amounted to $1.8 million and deferred tax liabilities amounted to $1.4 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.


Net Income and Net Income Per Share

Net income for 2002 rose to a record $5.7 million, an increase of $1.3 million, or 28%, over the $4.4 million recorded in 2001. This increase was due to an increase in net interest income of $5.6 million, an increase in noninterest income of $1.1 million, a decrease in the provision for loan losses of $34,000, partially offset by an increase in noninterest expenses of $4.9 million and an increase of $639,000 in the provision for income taxes.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2003, increased by 21% to $2.71 per share, compared to $2.24 in 2001. Diluted earnings per common share were $2.48 for 2002 and $2.04 for 2001 after adjusting for the 5% common stock dividend declared in January 2003. Reference should be made to Note 13 in the Notes to Consolidated Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures the Company's net income in relation to its total average assets. The Company's ROA for 2002 and 2001 was 0.82%.

For purposes of calculating ROA, average assets have been adjusted to exclude the effect of net unrealized gains (losses) on securities available for sale.

Return on average equity (ROE) indicates how effectively the Company can generate net income on the capital invested by its stockholders. ROE is calculated by dividing net income by average stockholders' equity. For purposes of calculating ROE, average stockholders' equity includes the effect of unrealized gains (losses), net of income taxes, on securities available for sale. Reference should be made to Note 3 in the Notes to Consolidated Financial Statements for an analysis of securities available for sale. The Company's ROE for 2002 was 14.86%, compared to 14.85% for 2001.

Results of Operations
--------------------------------------------------------------------------------

2001 versus 2000

Net income for 2001 rose to a record $4.4 million, an increase of $734,000, or 20%, over the $3.7 million recorded in 2000.

Diluted earnings per common share increased by 14% to $2.04 for 2001 over $1.78 for 2000 after adjusting for the 5% common stock dividend declared in January 2002 and 2003.

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

Management's Discussion and Analysis
of Financial Condition and Results of Operations


an increase in the level of full-time equivalent employees from 266 at December 31, 2000 to 334 at year-end 2001.

Occupancy expenses totaled $2.1 million in 2001, an increase of $351,000, or 20%, over 2000 while furniture and equipment expenses increased by $310,000, or 28%, to $1.4 million.

Advertising and marketing expenses were $1.7 million for 2001, an increase of $271,000, or 19%, over 2000. Data processing expenses increased by $349,000, or 36%, in 2001 over 2000. Postage and supplies expenses of $846,000 were $187,000, or 28%, higher than the prior year.

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

The Company's investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because


Table 3
------------------------------------------------------------------------------------------------------------------------------
December 31, 2002           Due Under 1 Year      Due 1-5 Years       Due 5-10 Years     Due Over 10 Years          Total
(dollars in thousands)        Amount/Yield        Amount/Yield         Amount/Yield        Amount/Yield         Amount/Yield
------------------------------------------------------------------------------------------------------------------------------

Available for Sale
U.S. Government
   Agency obligations           --     --            --     --      $ 1,997    5.82%    $ 10,310   6.48%      $ 12,307   6.37%
Mortgage-backed obligations     --     --         $ 647   7.64%      11,903    3.90      172,243   4.46        184,793   4.43
Corporate debt securities       --     --            --     --           --     --         6,033   7.76          6,033   7.76
------------------------------------------------------------------------------------------------------------------------------

Total available for sale       $--       --%      $ 647   7.64%     $13,900    4.17%    $188,586   4.68%      $203,133   4.65%
------------------------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government
   Agency obligations           --     --         $ 999   6.30%          --     --       $ 9,006   6.92%       $10,005   6.86%
Municipal obligations           --     --            --     --           --     --         1,996   5.37          1,996   5.37
Mortgage-backed obligations     --     --         1,799   7.20      $ 4,833    5.11%      57,277   5.98         63,909   5.95
Corporate debt securities       --     --         2,008   6.35       11,100    6.68        8,607   7.51         21,715   6.97
------------------------------------------------------------------------------------------------------------------------------

Total held to maturity         $--       --%     $4,806   6.66%     $15,933    6.19%     $76,886   6.30%       $97,625   6.26%
------------------------------------------------------------------------------------------------------------------------------

Note:   Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


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

At December 31, 2002, the weighted average life of the Company's securities portfolio was 2.5 years compared to 6.7 years at December 31, 2001. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. The
Company's securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2002 or 2001.

Securities available for sale increased by $97.7 million in 2002 (excluding the effect of unrealized gains or losses) primarily as a result of purchases of $176.9 million, offset by principal repayments and maturities of $78.5 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, AAA Whole Loan CMO securities, and corporate debt securities. At December 31, 2002, the unrealized gains on securities available for sale included in stockholders' equity totaled $1.5 million, net of tax, compared to unrealized losses of $111,000, net of tax, at December 31, 2001. The weighted average anticipated maturity of the securities available for sale portfolio was 2.3 years at December 31, 2002, with a weighted average yield of 4.65%.

During 2002, securities held to maturity decreased by $5.7 million as a result of purchases of $29.1 million offset by principal repayments of $34.7 million. The securities held in this portfolio include U.S. Government Agency securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, corporate debt securities and mortgage-backed securities. The weighted average anticipated maturity of the securities held to maturity portfolio was 3.2 years at December 31, 2002, with a weighted average yield of 6.26%.

The contractual maturity distribution and weighted average yield of the Company's available for sale and held to maturity portfolios at December 31, 2002 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations.

Loan Portfolio
--------------------------------------------------------------------------------

The table below summarizes the composition of the loan portfolio of the Company by type as of December 31, for each of the years 1998 through 2002.

The Company manages risk associated with its loan portfolio through diversification, underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), other commercial real estate and construction loans. Owner-occupied and other commercial real estate loans generally have five-year call provisions and personal guarantees of the principals involved. Construction loans are primarily used for single-family residential properties. Financing is provided against firm agreements of sale, with speculative construction normally limited to one or two samples per project.



Table 4
--------------------------------------------------------------------------------------------------------------------
                                                                              December 31,
(in thousands)                                         2002          2001         2000         1999         1998
--------------------------------------------------------------------------------------------------------------------

Commercial real estate, construction and
   land development loans                             $175,993     $175,832     $158,707     $120,008     $ 81,949
Residential real estate mortgage loans                  66,190       48,415       41,314       34,681       31,694
Tax-exempt loans                                         5,629        2,676        2,786          342          395
Commercial, industrial and other business loans         49,226       42,399       31,490       21,228       19,614
Consumer loans                                          34,598       36,551       30,691       22,764       20,868
Lines of credit                                         37,245       36,801       25,264       17,082       12,601
--------------------------------------------------------------------------------------------------------------------

Total loans                                           $368,881     $342,674     $290,252     $216,105     $167,121
--------------------------------------------------------------------------------------------------------------------


Management's Discussion and Analysis
of Financial Condition and Results of Operations


The commercial loan portfolio is comprised primarily of loans to small businesses in the Southern Central Pennsylvania market area. Business assets, personal guarantees, and/or personal assets of the borrower generally secure these loans. The consumer loan portfolio is comprised primarily of loans secured by first and second mortgage liens on residential real estate. The Company's loan portfolio is generally nonhomogeneous in that the loans have different interest rates, repayment options, maturities, collateral requirements, etc.

During 2002, total gross loans increased by $29.1 million from $350.3 million at December 31, 2001, to $379.4 million at December 31, 2002, including $10.5 million of loans held for sale on December 31, 2002 and $7.7 million of loans held for sale on December 31, 2001. The loans held for sale represent student loans and certain residential loans that management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 2002 was primarily in residential and commercial business. Loans receivable represented 51% of total deposits and 47% of total assets at December 31, 2002, excluding the loans held for sale, compared to 61% and 56%, respectively, at December 31, 2001.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2002, are presented in the following table.

Concentrations of Credit Risk

The largest portion of loans, 39%, on the Company's balance sheet is for commercial real estate related loans. The Company's commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, and York counties of Pennsylvania where it has full-service branch locations. Commercial real estate, construction, and land development loans aggregated $176.0 million at December 31, 2002, compared to $175.8 million at December 31, 2001. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans and foreclosed real estate) at December 31, 2002, were $1.8 million, or 0.23%, of total assets as compared to $888,000, or 0.15%, of total assets at December 31, 2001. Foreclosed real estate totaled $118,000 as of December 31, 2002, and $12,000 as of December 31, 2001. Total non-performing loans (non-accrual loans and restructured loans) at December 31, 2002 were $1.7 million compared to



Table 5
--------------------------------------------------------------------------------------------------------------
                                                                     December 31, 2002
--------------------------------------------------------------------------------------------------------------
                                               Due Under          Due 1-5        Due Over
(in thousands)                                 One Year            Years        Five Years            Total
--------------------------------------------------------------------------------------------------------------

Real estate:
   Commercial mortgage                           $ 9,331          $39,949          $ 95,679         $144,959
   Construction and land development              18,873            7,492             4,669           31,034
   Residential mortgage                            3,767            9,767            52,656           66,190
   Tax-exempt                                        418            3,239             1,972            5,629
--------------------------------------------------------------------------------------------------------------

                                                  32,389           60,447           154,976          247,812

Commercial                                        23,309           19,195             6,722           49,226
Consumer                                          11,173           13,156            10,269           34,598
Lines of credit                                   37,245                0                 0           37,245
--------------------------------------------------------------------------------------------------------------

Total loans                                     $104,116          $92,798          $171,967         $368,881
--------------------------------------------------------------------------------------------------------------

Interest rates:
   Predetermined                                $ 32,546          $75,252          $158,500         $266,298
Floating                                          71,570           17,546            13,467          102,583
--------------------------------------------------------------------------------------------------------------

Total loans                                     $104,116          $92,798          $171,967         $368,881
--------------------------------------------------------------------------------------------------------------


                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

$876,000 a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.68% at December 31, 2002, compared to 0.34% at December 31, 2001. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2002, loans past due 90 days and still accruing interest amounted to $55,000 compared to $0 at December 31, 2001.

Foreclosed real estate totaled $118,000 as of December 31, 2002 as compared to $12,000 as of December 31, 2001. These properties have been written down to the lower of cost or fair value less disposition costs. The Company obtains updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 1998 through 2002.

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to expense in the form of a provision for loan losses and reduced by loan charge-offs net of recoveries. Charge-offs occur when loans are deemed to be uncollectible. Management has established an allowance for loan losses that they believe is adequate for estimated inherent losses in the current loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance can be maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an important part of the examination process.

In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current condi-



Table 6
---------------------------------------------------------------------------------------------------------------------
                                                                                 December 31,
(dollars in thousands)                                     2002         2001          2000         1999         1998
---------------------------------------------------------------------------------------------------------------------

Nonaccrual loans:
   Commercial                                             $ 958         $127          $300         $119         $227
   Consumer                                                  42          116           162          244           23
   Real estate:Construction                                   0            0             0           0             0
               Mortgage                                     599          633           371          321           25
---------------------------------------------------------------------------------------------------------------------

Total nonaccrual loans                                    1,599          876           833          684          275
Loans past due 90 days or more and still accruing            55            0             0           20            1
Restructured loans                                            0            0             0            0            0
---------------------------------------------------------------------------------------------------------------------

   Total non-performing loans                             1,654          876           833          704          276
Foreclosed real estate                                      118           12            42           12           11
---------------------------------------------------------------------------------------------------------------------

   Total non-performing assets                           $1,772         $888          $875         $716         $287
---------------------------------------------------------------------------------------------------------------------

Non-performing loans to total loans                       0.45%        0.26%         0.29%        0.32%        0.16%
Non-performing assets to total assets                     0.23%        0.15%         0.18%        0.18%        0.09%
---------------------------------------------------------------------------------------------------------------------

Interest income received on nonaccrual loans               $ 79         $ 33          $ 52         $ 38          $ 5
---------------------------------------------------------------------------------------------------------------------

Interest income that would have been recorded
   under the original terms of the loans                   $193         $ 89          $ 96         $ 66         $ 22


Management's Discussion and Analysis
of Financial Condition and Results of Operations

tions indicate that loan losses may differ from historical experience, based on factors and changes in portfolio mix and volume.

In addition, an unallocated portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in the Company's historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions.

While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The Company recorded provisions of $1.4 million to the allowance for loan losses for 2002 compared to $1.5 million for 2001. During 2002, net charge-offs amounted to $833,000, or 0.23%, of average loans outstanding for the year, compared to $657,000, or 0.21%, of average loans outstanding for 2001. The allowance for loan losses increased as a percentage of loans receivable from 1.33% of total loans outstanding at December 31, 2001, to 1.40% of total loans outstanding and provided coverage of 311% of non-performing loans.

The table below presents, for the years 1998 through 2002, information regarding the Company's provision and allowance for loan losses.



Table 7
----------------------------------------------------------------------------------------------------------------
                                                                       Year Ended December 31,
(dollars in thousands)                                2002         2001         2000         1999         1998
----------------------------------------------------------------------------------------------------------------

Balance at beginning of year                        $4,544       $3,732        $2,841       $2,232       $1,699
Provisions charged to operating expenses             1,435        1,469         1,050          762          542
----------------------------------------------------------------------------------------------------------------

                                                     5,979        5,201         3,891        2,994         2,241
----------------------------------------------------------------------------------------------------------------

Recoveries of loans previously charged-off:
   Commercial                                           93            3             6            8            4
   Consumer                                              2           21             8            4            3
   Real estate                                          21            0             0            1            0
----------------------------------------------------------------------------------------------------------------

Total recoveries                                       116           24            14           13            7
----------------------------------------------------------------------------------------------------------------

Loans charged-off:
   Commercial                                        (561)        (475)           (1)        (150)          (2)
   Consumer                                           (70)         (85)          (95)         (10)         (14)
   Real estate                                       (318)        (121)          (77)          (6)          (0)
----------------------------------------------------------------------------------------------------------------

Total charged-off                                    (949)        (681)         (173)        (166)         (16)
----------------------------------------------------------------------------------------------------------------

Net charge-offs                                      (833)        (657)         (159)        (153)          (9)
----------------------------------------------------------------------------------------------------------------

Balance at end of year                              $5,146       $4,544        $3,732       $2,841       $2,232
----------------------------------------------------------------------------------------------------------------

Net charge-offs to average loans outstanding         0.23%        0.21%         0.06%        0.08%        0.01%
Allowance for loan losses to year-end loans          1.40%        1.33%         1.29%        1.31%        1.34%
----------------------------------------------------------------------------------------------------------------


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



Table 8
--------------------------------------------------------------------------------------------------------------------------------
                                                         Allowance for Loan Losses at December 31,
                                 2002                2001                  2000                1999                1998
--------------------------------------------------------------------------------------------------------------------------------

                                    % Gross              % Gross              % Gross             % Gross              % Gross
(dollars in thousands)     Amount    Loans      Amount    Loans      Amount    Loans      Amount   Loans      Amount    Loans
--------------------------------------------------------------------------------------------------------------------------------

Commercial loans
  and lines of credit      $2,428    23.45%      $ 986   23.20%       $ 178    19.20%      $ 155   17.73%      $ 400   19.28%
Consumer                      452     9.38         157   10.67          143    10.57         224   10.53         150   12.49
Real estate, construction
  and land development:
   Commercial               1,698    47.84       3,240   50.38        3,286    54.61       2,335   55.69       1,582   49.27
   Residential                568    19.33         161   15.75          125    15.62         127   16.05         100   18.96
--------------------------------------------------------------------------------------------------------------------------------

Total                      $5,146   100.00%     $4,544  100.00%      $3,732   100.00%     $2,841  100.00%     $2,232  100.00%
--------------------------------------------------------------------------------------------------------------------------------


Deposits

Total deposits at December 31, 2002, were $727.0 million, up $165.3 million, or 29%, over total deposits of $561.7 million at December 31, 2001. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company regards core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories, increased $162.1 million, or 31%, in 2002 over 2001. Total deposits averaged $641.5 million for 2002, an increase of $140.4 million, or 28%, over the 2001 average of $501.1 million. The average balance on noninterest-bearing demand deposits increased in 2002 by $23.4 million, or 26%, compared to the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2002 increased by $48.1 million, or 44%, over the average balance for the prior year. The average total balance of all savings accounts was $197.2 million, a $55.9 million, or 40%, increase over the average balance for 2001. The average balance of all time deposits in 2002 was $173.1 million, an increase of $13.0 million, or 8%, over the average balance for 2001. For 2002, the cost of total deposits was 2.02% as compared to 3.08% in 2001. The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts, convenient branch locations, extended hours of operation, quality service, and active marketing. The average balances and weighted average rates paid on deposits for 2002, 2001 and 2000 are presented below.



Table 9
-------------------------------------------------------------------------------------------------------------------------
                                                                           Year Ended December 31,
                                                       2002 Average             2001 Average           2000 Average
(dollars in thousands)                                 Balance/Rate             Balance/Rate           Balance/Rate
-------------------------------------------------------------------------------------------------------------------------

Demand deposits:
    Noninterest-bearing                              $114,758                 $ 91,352               $ 72,413
    Interest-bearing (money market and checking)      156,441   1.30%          108,349   2.24%         80,460   3.26%
Savings                                               197,225   1.96           141,350   2.95         108,131   3.90
Time                                                  173,064   4.06           160,031   5.52         130,816   5.44
-------------------------------------------------------------------------------------------------------------------------


Total deposits                                       $641,488                 $501,082               $391,820
-------------------------------------------------------------------------------------------------------------------------


Management's Discussion and Analysis
of Financial Condition and Results of Operations


The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2002, 2001 and 2000 is presented in Table 10.

Table 10
-------------------------------------------------------------
(in thousands)               2002          2001        2000
-------------------------------------------------------------
3 months or less          $31,591       $32,092     $41,554
3 to 6 months              20,462        17,493       4,771
6 to 12 months             16,390         9,028       7,541
Over 12 months             11,427        16,292      13,515
-------------------------------------------------------------

Total                     $79,870       $74,905     $67,381
-------------------------------------------------------------

Interest Rate Sensitivity

The management of interest rate sensitivity seeks to avoid fluctuating net interest margins and to provide consistent net interest income through periods of changing interest rates. The Company's risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of the Company's asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. The Company's Asset/Liability Committee (ALCO) is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. The Company's Board of Directors reviews the guidelines established by ALCO. An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 11 shows the GAP position for the Company as of December 31, 2002.


Table 11
--------------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2002
--------------------------------------------------------------------------------------------------------------------------------
                                              1 - 90       91 - 180       181 - 365        1 - 5       Beyond 5
(in thousands)                                 Days          Days           Days           Years         Years         Total
--------------------------------------------------------------------------------------------------------------------------------

Interest earning assets:
   Loans receivable                          $119,955        $ 5,551       $11,978       $ 75,071       $164,383      $376,938
   Securities                                  49,520         39,704        54,693         96,064         57,705       297,686
   Federal funds sold                          44,500              0             0              0              0        44,500
--------------------------------------------------------------------------------------------------------------------------------


Total interest earning assets                 213,975         45,255        66,671        171,135        222,088       719,124
--------------------------------------------------------------------------------------------------------------------------------


Interest-bearing liabilities:
   Transaction accounts                       129,679              0             0              0        301,650       431,329
   Time deposits                               49,620         33,101        45,337         40,369              0       168,427
   Trust capital securities                         0              0             0              0         13,000        13,000
--------------------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities            179,299         33,101        45,337         40,369        314,650       612,756
--------------------------------------------------------------------------------------------------------------------------------

Period GAP                                     34,676         12,154        21,334        130,766        (92,562)     $106,368
--------------------------------------------------------------------------------------------------------------------------------


Cumulative GAP                               $ 34,676        $46,830       $68,164       $198,930       $106,368
--------------------------------------------------------------------------------------------------------------------------------


Notes:  Nonaccrual  loans,  deferred fees on loans and overdrafts have been excluded in the loans receivable balances. Securities are reported at par for purposes of this table.


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

Historically, the Company's Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus 200 or minus 200 basis point scenario is within 15% of net income in a flat rate scenario in the first year and 30% using a two year planning window. At December 31, 2002, the Company projected its interest rate risk using a plus 200 and minus 100 basis point scenario. During 2002 and 2001 combined, the Federal Reserve lowered short-term interest rates by 525 basis points, pushing the Federal Funds rate down to 1.25% at year-end 2002, the lowest level in over 50 years. The Company's ALCO believed it was a better measure of current risk assuming a minus 100 point scenario, as a minus 200 basis point reduction would be unlikely given that current short-term market interest rates are already below 2.00%. At December 31, 2002, the Company's income simulation model indicates net income would decrease 0.5%, or $39,000, and 5.2%, or $1.0 million, in the first year and over a two-year time frame, respectively, if rates decreased 100 basis points as compared to an increase of 4.1% and 5.5%, respectively, at December 31, 2001. The model projects that net income would increase by 5.4%, or $414,000, and 16.8%, or $3.3 million, in the first year and over a two-year time frame, respectively, if rates increased as described above, as compared to an increase of 0.5% and 5.3%, respectively, at December 31, 2001. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO. The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of the Company's assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to the Company's core deposits, or the core deposit premium. The Company has completed and updated comprehensive core deposit studies in order to assign its own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that the Company's core deposits have stable balances over long periods of time, and are generally insensitive to changes in interest rates. Thus, these core deposit balances provide an internal hedge to market fluctuations in the Company's fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2002 provide an accurate assessment of the Company's interest rate risk.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 100 basis point decrease in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31, 2002, the market value of equity indicates an acceptable level of interest rate risk.

Liquidity

Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth and reduce assets to meet deposit withdrawals, to maintain reserve requirements, and to otherwise operate the Company on an ongoing basis. Liquidity sources from asset categories are provided primarily by cash, federal funds sold, and the cash flow from the amortizing securities and loan portfolios. The primary source of liquidity from liability categories is the generation of additional core deposit balances. As previously mentioned, total core deposits increased by $162.1 million, or 31%, in 2002.

Additionally, the Company has established secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2002, the total potential liquidity for the Company through these secondary sources was $231 million. In view of the primary and secondary sources as previously mentioned, management believes the Company is capable of meeting its anticipated liquidity needs.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Off-Balance Sheet Arrangements and Aggregate Contractual Obligations

The following table represents the Company's on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2002:



Table 12
-----------------------------------------------------------------------------------------------------
                                                         December 31, 2002
-----------------------------------------------------------------------------------------------------
                                  1 Year        Over 1         Over 3         Over 5
(in thousands)                    or Less     to 3 Years     to 5 Years        Years         Total
-----------------------------------------------------------------------------------------------------

   Time Deposits                 $128,058        $24,038       $16,331            $ 0       $168,427
   Trust Capital Securities             0              0             0         13,000         13,000
   Operating Leases                 1,195          2,039         1,619          6,164         11,017
-----------------------------------------------------------------------------------------------------

Total                            $129,253        $26,077       $17,950        $19,164       $192,444
-----------------------------------------------------------------------------------------------------



In addition, the Company, in the conduct of ordinary business operations routinely enters into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contract. Management is not aware of any additional commitments or contingent liabilities, which may have a material adverse impact on the liquidity or capital resources of the Company.

The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit.


Short-Term Borrowings

Short-term borrowings, or other borrowed money, which consists of securities sold under agreement to repurchase and federal funds purchased, were used occasionally in 2002 and 2001 to meet short-term liquidity needs. For 2002, other borrowed money averaged $12,000 as compared to $330,000 in 2001. The average rate paid on the Company's short-term borrowings was 1.46% during 2002 and 3.94% in 2001. Short-term borrowings totaled $0 at December 31, 2002 and 2001.


Long-Term Debt

Long-term debt consists of Trust Capital Securities through Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II, Delaware business trust subsidiaries of the Company. At December 31, 2002, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities are for general corporate purposes, including additional capitalization of the Company's wholly-owned banking subsidiary. Reference should be made to Note 10 in the Notes to the consolidated Financial Statements for further analysis of the Company's long-term debt. Long-term debt totaled $13.0 million at December 31, 2002 and 2001.

Stockholders' Equity and Capital Adequacy

At December 31, 2002, stockholders' equity totaled $42.8 million, up $10.2 million, or 31%, over stockholders' equity at December 31, 2001. This increase was due to the Company's net income for the year, shares issued under stock purchase and stock option plans, and unrealized appreciation on securities available for sale. Stockholders' equity as a percent of total assets was 5.44% at December 31, 2002, compared to 5.34% at December 31, 2001.

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

Table 13  provides a  comparison  of the Bank's  risk-based  capital  ratios and
leverage  ratios  to  the  minimum  regulatory   requirements  for  the  periods
indicated.

At December 31, 2002, the consolidated capital levels of the Company and of the subsidiary bank (Commerce) met the definition of a "well capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations



Table 13
-----------------------------------------------------------------------------------------------------------
                                                                                         To Be Well-
                                                                                      Capitalized Under
                                        Actual December 31,         For Capital      Prompt Corrective
                                      2002               2001    Adequacy Purposes   Action Provisions
-----------------------------------------------------------------------------------------------------------


Tier 1 Capital                       11.11%             10.67%         4.00%               6.00%
Total Capital                        12.17              11.73          8.00               10.00
Leverage ratio (to average assets)    6.97               7.65          4.00                5.00
-----------------------------------------------------------------------------------------------------------



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



Consolidated Balance Sheets

                                                                                            December 31,
(in thousands, except share amounts)                                        2002                2001
---------------------------------------------------------------------------------------------------------

Assets
---------------------------------------------------------------------------------------------------------
Cash and due from banks                                                  $ 30,950             $ 21,555
Federal funds sold                                                         44,500                4,300
----------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                               75,450               25,855

Securities, available for sale at fair value                              205,436              104,722
Securities, held to maturity at cost
   (fair value 2002: $101,036; 2001: $102,427 )                            97,625              103,349
Loans, held for sale                                                       10,514                7,661
Loans receivable, net of allowance for loan losses
   (allowance 2002: $5,146; 2001: $4,544)                                 363,735              338,130
Restricted investments in bank stock                                        2,045                2,593
Premises and equipment, net                                                26,409               21,587
Accrued interest receivable                                                 3,675                3,542
Other assets                                                                1,709                2,451
----------------------------------------------------------------------------------------------------------
      Total assets                                                       $786,598             $609,890
----------------------------------------------------------------------------------------------------------



Liabilities and Stockholders' Equity
---------------------------------------------------------------------------------------------------------
Deposits:
   Noninterest-bearing                                                   $127,199             $105,171
   Interest-bearing                                                       599,756              456,567
----------------------------------------------------------------------------------------------------------
      Total deposits                                                      726,955              561,738

Accrued interest payable                                                      832                  837
Other liabilities                                                           2,999                1,722
Trust capital securities                                                   13,000               13,000
----------------------------------------------------------------------------------------------------------
      Total liabilities                                                   743,786              577,297
----------------------------------------------------------------------------------------------------------

Stockholders' Equity:
   Preferred stock - Series A noncumulative; $10.00 par value;
      1,000,000 shares authorized; 40,000 shares issued and outstanding       400                  400
   Common stock - $1.00 par value; 10,000,000 shares authorized;
      (issued and outstanding 2002: 2,117,089; 2001: 1,881,960)             2,117                1,882
   Surplus                                                                 31,909               25,263
   Retained earnings                                                        6,866                5,159
   Accumulated other comprehensive income (loss)                            1,520                 (111)
----------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                              42,812               32,593
----------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                         $786,598             $609,890
----------------------------------------------------------------------------------------------------------

                             See accompanying notes



Consolidated Statements of Income
                                                                                         Year Ended December 31,
(in thousands, except per share amounts)                                           2002          2001           2000
----------------------------------------------------------------------------------------------------------------------

Interest Income Loans receivable, including fees:
   Taxable                                                                       $26,755        $26,532        $22,836
   Tax-exempt                                                                        111            120            109
Securities:
   Taxable                                                                        14,514         10,860          8,025
   Tax-exempt                                                                        107             94             44
Federal funds sold                                                                   508            641            760
----------------------------------------------------------------------------------------------------------------------
      Total interest income                                                       41,995         38,247         31,774
----------------------------------------------------------------------------------------------------------------------

Interest Expense
----------------------------------------------------------------------------------------------------------------------
Deposits                                                                          12,940         15,420         13,956
Other                                                                                  0             13             42
Trust capital securities                                                           1,354            760            299
----------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                      14,294         16,193         14,297
----------------------------------------------------------------------------------------------------------------------
         Net interest income                                                      27,701         22,054         17,477
Provision for loan losses                                                          1,435          1,469          1,050
----------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                               26,266         20,585         16,427
----------------------------------------------------------------------------------------------------------------------

Noninterest Income
----------------------------------------------------------------------------------------------------------------------
Service charges and other fees                                                     6,766          5,660          4,564
Other                                                                                448            541            428
Gain on sales of securities available for sale                                         0             52              0
Gain on sales of loans                                                               493            354            370
----------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                     7,707          6,607          5,362
----------------------------------------------------------------------------------------------------------------------

Noninterest Expenses
----------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                                                    12,491          9,486          7,485
Occupancy                                                                          2,403          2,133          1,782
Furniture and equipment                                                            1,523          1,402          1,092
Advertising and marketing                                                          2,181          1,722          1,451
Data processing                                                                    1,890          1,313            964
Postage and supplies                                                                 862            846            659
Audits, regulatory fees and assessments                                              484            401            348
Other                                                                              3,594          3,209          2,408
----------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                                  25,428         20,512         16,189
----------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                         8,545          6,680          5,600
Provision for income taxes                                                         2,871          2,232          1,886
----------------------------------------------------------------------------------------------------------------------
      Net income                                                                 $ 5,674        $ 4,448        $ 3,714
----------------------------------------------------------------------------------------------------------------------

Net Income per Common Share
----------------------------------------------------------------------------------------------------------------------
     Basic                                                                         $2.71          $2.24          $1.90
     Diluted                                                                        2.48           2.04           1.78

----------------------------------------------------------------------------------------------------------------------

                                              See accompanying notes

Consolidated Statements of Stockholders' Equity


                                                                                                Accumulated Other
                                                  Preferred      Common                Retained   Comprehensive
 (dollars in thousands)                             Stock         Stock      Surplus   Earnings   Income (Loss)  Total
--------------------------------------------------------------------------------------------------------------------------------
December 31, 1999                                    $400     $1,644      $18,196      $3,137    $(2,999)       $20,378
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -           -            -       3,714          -          3,714
   Change in unrealized gains (losses) on securities,
      net of reclassification adjustment               -           -            -           -      2,323          2,323
                                                                                                                  -----
Total comprehensive income                                                                                        6,037
                                                                                                                  -----
Dividends declared on preferred stock                  -           -            -         (80)         -            (80)
Common stock of 12,693 shares issued under
   stock option plans                                  -          13           71           -          -             84
Income tax benefit of stock options exercised          -           -           30           -          -             30
Common stock of 240 shares issued under employee
   stock purchase plan                                 -           -            6           -          -              6
Proceeds from issuance of 8,890 shares of
   common stock in connection with
   dividend reinvestment and stock purchase plan       -           9          210           -          -            219
5% common stock dividend and cash paid in
   lieu of fractional shares (82,909 shares issued)    -          83        2,348      (2,437)         -             (6)
--------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                    $400     $1,749      $20,861      $4,334     $ (676)       $26,668
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -           -            -       4,448          -          4,448
   Change in unrealized gains (losses) on securities,
     net of reclassification adjustment                -           -            -           -        565            565
                                                                                                                  -----
Total comprehensive income                                                                                        5,013
                                                                                                                  -----
Dividends declared on preferred stock                  -           -            -         (80)         -            (80)
Common stock of 23,231 shares issued under
   stock option plans                                  -          24          193           -          -            217
Income tax benefit of stock options exercised          -           -           78           -          -             78
Common stock of 290 shares issued under employee
   stock purchase plan                                 -           -            9           -          -              9
Proceeds from issuance of 20,016 shares of
   common stock in connection with
   dividend reinvestment and stock purchase plan       -          20          678           -          -            698
5% common stock dividend and cash paid in
   lieu of fractional shares (89,378 shares issued)    -          89        3,444      (3,543)         -            (10)
--------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                   $400      $1,882      $25,263      $5,159     $ (111)       $32,593
--------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
   Net income                                          -           -            -       5,674          -          5,674
   Change in unrealized gains (losses) on securities,
     net of reclassification adjustment                -           -            -           -      1,631          1,631
                                                                                                                  -----
Total comprehensive income                                                                                        7,305
                                                                                                                  -----
Dividends declared on preferred stock                  -           -            -         (80)         -            (80)
Common stock of 112,379 shares issued under
   stock option plans                                  -         113        1,625           -          -          1,738
Income tax benefit of stock options exercised          -           -          378           -          -            378
Common stock of 440 shares issued under employee
   stock purchase plan                                 -           -           19           -          -             19
Proceeds from issuance of 21,733 shares of
   common stock in connection with
   dividend reinvestment and stock purchase plan       -          22          846           -          -            868
5% common stock dividend and cash paid in
   lieu of fractional shares (100,577 shares issued)   -         100        3,778      (3,887)         -             (9)
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                   $400      $2,117      $31,909      $6,866    $ 1,520       $42,812
--------------------------------------------------------------------------------------------------------------------------------

                                              See accompanying notes


Consolidated Statements of Cash Flows
                                                                                        Year Ended December 31,
(in thousands)                                                                     2002          2001           2000
-----------------------------------------------------------------------------------------------------------------------

Operating Activities

Net income                                                                       $ 5,674        $ 4,448        $ 3,714
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses                                                       1,435          1,469          1,050
   Provision for depreciation and amortization                                     1,484          1,403          1,202
   Deferred income taxes                                                              68           (251)          (281)
   Amortization of securities premiums and accretion of discounts, net               926            219            193
   Gains on sale of securities available for sale                                      0            (52)             0
   Proceeds from sales of loans                                                   67,794         48,887         19,813
   Loans originated for sale                                                     (70,154)       (50,944)       (19,705)
   Gains on sales of loans                                                          (493)          (354)          (370)
   Stock granted under stock purchase plan                                            19              9              6
   (Increase) decrease in accrued interest receivable and other assets                74           (742)        (1,345)
   Increase in accrued interest payable and other liabilities                      1,272            724            143
-----------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    8,099          4,816          4,420

Investing Activities
-----------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
   Proceeds from principal repayments and maturities                              34,681         18,589          2,608
   Purchases                                                                     (29,121)       (88,112)        (7,398)
Securities available for sale:
   Proceeds from principal repayments and maturities                              77,946         43,922          7,501
   Proceeds from sales                                                                 0          7,497              0
   Purchases                                                                    (176,945)       (64,833)       (12,268)
(Purchase) redemption of restricted investments in bank stock                        548           (305)          (158)
Proceeds from sales of loans receivable                                                0          3,255          6,449
Net increase in loans receivable                                                 (27,040)       (56,254)       (80,521)
Proceeds from sale of premises and equipment                                           0              0            743
Purchases of premises and equipment                                               (6,306)        (6,353)        (4,174)
-----------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                     (126,237)      (142,594)       (87,218)

Financing Activities
-----------------------------------------------------------------------------------------------------------------------
Net increase in demand, interest checking,
   money market, and savings deposits                                            159,992        102,383         68,145
Net increase in time deposits                                                      5,225         12,772         29,892
Net decrease in other borrowed money                                                   0              0         (8,300)
Proceeds from issuance of trust capital securities                                     0          8,000          5,000
Proceeds from common stock options exercised                                       1,738            217             84
Proceeds from common stock purchase and dividend reinvestment plan                   868            698            219
Cash dividends on preferred stock and cash in lieu of fractional shares                             (90)           (86)
(83)
-----------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  167,733        123,984         94,957
-----------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                  49,595        (13,794)        12,159
Cash and cash equivalents at beginning of year                                    25,855         39,649         27,490
-----------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at year-end                                     $ 75,450       $ 25,855       $ 39,649
-----------------------------------------------------------------------------------------------------------------------

                            See accompanying notes.


Notes to Consolidated Financial Statements
December 31, 2002


1.   Significant Accounting Policies
--------------------------------------------------------------------------------

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

The Company is a one-bank holding company headquartered in Camp Hill, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. Commerce operates under a national bank charter and provides full banking services. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The area served by the Bank is principally South Central Pennsylvania.

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

                                     Notes to Consolidated Financial Statements

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

Loans Held for Sale

Loans held for sale are comprised of residential loans and student loans that the Company originates with the intention of selling in the future. These loans are carried at the lower of cost or estimated fair value.

Restricted Investments in Bank Stock

Restricted investments in bank stock include stock in the Federal Home Loan Bank
(FHLB) and Federal Reserve Bank. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

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

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 31, 2003.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2002, 2001, and 2000 for interest was $14.3 million, $16.2 million, and $14.0 million, respectively. Income taxes paid totaled $2.6 million, $2.4 million, and $2.2 million in 2002, 2001, and 2000, respectively.

Recently Issued FASB Statements

In July of 2001, the Financial Accounting Standards Board issued Statement No. 143, "Accounting for Asset Retirement Obligations", which addresses the financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. This Statement requires that the fair value of a liability for an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. The associated asset retirement costs are capitalized as part of the carrying amount of the long-lived asset. This Statement became effective for the Company on January 1, 2003.

Notes to Consolidated Financial Statements

In July 2002, the Financial Accounting Standards Board issued Statement No. 146, "Accounting for Costs Associated with Exit or Disposal Activities", which nullifies EITF Issue 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." This statement delays recognition of these costs until liabilities are incurred, rather than the date of commitment to the plan, and requires fair value measurement. It does not impact the recognition of liabilities incurred in connection with a business combination or the disposal of long-lived assets. The provisions of this statement are effective for exit or disposal activities after December 31, 2002.

In October 2002, the Financial Accounting Standards Board issued Statement No. 147, "Acquisitions of Certain Financial Institutions." This statement provides guidance on accounting for the acquisition of a financial institution, including the acquisition of part of a financial institution. The statement defines criteria for determining whether the acquired financial institution meets the conditions for a "business combination". If the acquisition meets the conditions of a "business combination", the specialized accounting guidance under Statement No. 72, "Accounting for Certain Acquisitions of Banking or Thrift Institutions" will not apply after September 30, 2002 and the amount of any unidentifiable intangible asset will be classified to goodwill upon adoption of Statement No.147. The transition provisions were effective on October 1, 2002.

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


2. Restrictions on Cash and Due From Bank Accounts
--------------------------------------------------------------------------------

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2002 and 2001 was approximately $4.3 million and $2.3 million, respectively.

3.   Securities
--------------------------------------------------------------------------------

The amortized cost and fair value of securities are summarized in the following tables.


------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2002
------------------------------------------------------------------------------------------------------------
                                                                    Gross           Gross
                                               Amortized         Unrealized      Unrealized           Fair
(in thousands)                                   Cost               Gains          Losses             Value
------------------------------------------------------------------------------------------------------------

Available for Sale
U.S. Government Agency securities               $ 12,307           $ 204               $ 0          $ 12,511
Mortgage-backed securities                       184,793           2,203              (526)          186,470
Corporate debt securities                          6,033             422                 0             6,455
------------------------------------------------------------------------------------------------------------
     Total                                      $203,133          $2,829             $(526)         $205,436
------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government Agency securities               $ 10,005           $ 525               $ 0          $ 10,530
Municipal securities                               1,996              79                 0             2,075
Mortgage-backed securities                        63,909           2,284                (8)           66,185
Corporate debt securities                         21,715             795              (264)           22,246
------------------------------------------------------------------------------------------------------------
     Total                                      $ 97,625          $3,683             $(272)         $101,036
------------------------------------------------------------------------------------------------------------


                                      Notes to Consolidated Financial Statements


-------------------------------------------------------------------------------------------------------
                                                       December 31, 2001
-------------------------------------------------------------------------------------------------------
                                                               Gross           Gross
                                          Amortized         Unrealized      Unrealized           Fair
(in thousands)                              Cost               Gains          Losses             Value
-------------------------------------------------------------------------------------------------------

Available for Sale
U.S. Treasury securities                    $ 1,001             $ 8               $ 0           $ 1,009
U.S. Government Agency securities            17,487             134                (4)           17,617
Mortgage-backed securities                   77,269             203              (468)           77,004
Corporate debt securities                     9,133              39               (80)            9,092
-------------------------------------------------------------------------------------------------------
     Total                                 $104,890            $384            $ (552)         $104,722
-------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government Agency securities           $ 5,987            $ 73             $ (33)          $ 6,027
Municipal securities                          1,994              43               (15)            2,022
Mortgage-backed securities                   73,611             172              (789)           72,994
Corporate debt securities                    21,757              95              (468)           21,384
-------------------------------------------------------------------------------------------------------
     Total                                 $103,349            $383           $(1,305)         $102,427
-------------------------------------------------------------------------------------------------------


The amortized cost and fair value of debt securities at December 31, 2002 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.



----------------------------------------------------------------------------------------------------------
                                                Held to Maturity                    Available for Sale
----------------------------------------------------------------------------------------------------------
                                            Amortized         Fair             Amortized           Fair
(in thousands)                                Cost            Value              Cost              Value
----------------------------------------------------------------------------------------------------------

Due in one year or less                           $ 0             $ 0                $ 0              $ 0
Due after one year through five years           3,007           3,139                  0                0
Due after five years through ten years         11,100          11,316              1,997            2,060
Due after ten years                            19,609          20,396             16,343           16,906
----------------------------------------------------------------------------------------------------------
                                               33,716          34,851             18,340           18,966
Mortgage-backed securities                     63,909          66,185            184,793          186,470
----------------------------------------------------------------------------------------------------------
     Total                                    $97,625        $101,036           $203,133         $205,436
----------------------------------------------------------------------------------------------------------


There were no sales of securities available for sale in 2002. Gross gains of $53,000 and gross losses of $1,000 were realized on sales of securities available for sale in 2001. There were no sales of securities available for sale in 2000.

At December 31, 2002 and 2001, securities with a fair value of $200.1 million and $117.7 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

Notes to Consolidated Financial Statements

4. Loans Receivable and Allowance for Loan Losses
--------------------------------------------------------------------------------

A summary of loans receivable is as follows:


-----------------------------------------------------------------
                                            December 31,
(in thousands)                            2002       2001
-----------------------------------------------------------------

Real Estate:
   Commercial Mortgage                 $144,959    $142,969
   Construction and land development     31,034      32,863
   Residential Mortgage                  66,190      48,415
   Tax-Exempt                             5,629       2,676
Commercial Business                      49,226      42,399
Consumer                                 34,598      36,551
Lines of Credit                          37,245      36,801
-----------------------------------------------------------------
                                        368,881     342,674
Less: Allowance for Loan Losses           5,146       4,544
-----------------------------------------------------------------
Net Loans Receivable                   $363,735    $338,130
-----------------------------------------------------------------


The following is a summary of the transactions in the allowance for loan losses.

-----------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2002     2001    2000
-----------------------------------------------------------------

Balance at beginning of year       $4,544   $3,732   $2,841
Provision charged to expense        1,435    1,469    1,050
Recoveries                            116       24       14
Loans charged off                    (949)    (681)    (173)
-----------------------------------------------------------------
Balance at end of year             $5,146   $4,544   $3,732
-----------------------------------------------------------------

At December 31, 2002 and 2001, the recorded investment in loans considered to be impaired under FASB Statement No.114 "Accounting by Creditors for Impairment of a Loan" totaled $1.5 million and $531,000, respectively, all of which are included in nonperforming loans. As of December 31, 2002, impaired loans have a related allowance for loan losses of $90,000. As of December 31, 2001, no impaired loans required an allowance for loan losses. Impaired loans averaged approximately $1.5 million, $531,000, and $267,000 during 2002, 2001, and 2000, respectively. Actual interest income recorded on these loans amounted to $79,000, $33,000, and $52,000 during 2002, 2001 and 2000, respectively.

At December 31, 2002 and 2001, the recorded investment in nonaccrual loans was $1.6 million and $876,000, respectively. The recorded investment in past due loans greater than 90 days and still accruing was $55,000 and $0 at December 31, 2002 and 2001, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $8.5 million and $9.0 million at December 31, 2002 and 2001, respectively. During 2002, $5.4 million of new loans were made and repayments totaled $5.9 million.

5. Loan Commitments and Standby Letters of Credit
--------------------------------------------------------------------------------

Loan commitments are made to accommodate the financial needs of Commerce's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers' normal course of business transactions. Historically, almost all of the Bank's standby letters of credit expire unfunded.

Both types of lending arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank's normal credit policies. Letter of credit commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

-----------------------------------------------------------------
                                            December 31,
(in thousands)                            2002       2001
-----------------------------------------------------------------
Commitments to grant loans              $ 1,628     $ 8,913
Unfunded commitments
  of existing loans                      68,105      65,302
Standby letters of credit                 7,265       7,640
-----------------------------------------------------------------
Total                                   $76,998     $81,855
-----------------------------------------------------------------

                                     Notes to Consolidated Financial Statements

6.   Concentrations of Credit Risk
--------------------------------------------------------------------------------

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, and Lebanon counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $193 million at December 31, 2002.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management's credit evaluations of the respective borrowers.

7.   Bank Premises, Equipment and Leases
--------------------------------------------------------------------------------

A summary of premises and equipment is as follows:

-----------------------------------------------------------------
                                          December 31,
(in thousands)                         2002           2001
-----------------------------------------------------------------

Land                                 $ 4,211        $ 4,211
Buildings                             19,941         15,732
Leasehold improvements                 1,919          1,772
Furniture, fixtures, and equipment     8,956          7,529
-----------------------------------------------------------------
                                      35,027         29,244
Less accumulated depreciation
 and amortization                      8,618          7,657
-----------------------------------------------------------------
                                     $26,409        $21,587
-----------------------------------------------------------------


Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2022. Total rental expense for operating leases in 2002, 2001, and 2000 was $1,084,000, $908,000, and $739,000,
respectively. At December 31, 2002, future minimum lease payments for noncancelable operating leases are payable as follows:

-----------------------------------------------------------------
(in thousands)
-----------------------------------------------------------------

2003                                                $1,195
2004                                                 1,139
2005                                                   900
2006                                                   804
2007                                                   815
Thereafter                                           6,164
-----------------------------------------------------------------
Total minimum lease payments                       $11,017
-----------------------------------------------------------------

8.   Deposits
--------------------------------------------------------------------------------

The composition of deposits is as follows:

-----------------------------------------------------------------
                                          December 31,
(in thousands)                          2002          2001
-----------------------------------------------------------------

Demand                                $127,199     $105,171
Interest checking and money market     214,293      126,851
Savings                                217,036      166,514
Time certificates $100,000 or more      79,870       74,905
Other time certificates                 88,557       88,297
-----------------------------------------------------------------
                                      $726,955     $561,738
-----------------------------------------------------------------


At December 31, 2002, the scheduled maturities of time deposits are as follows:

-----------------------------------------------------------------
(in thousands)
-----------------------------------------------------------------

2003                                              $128,058
2004                                                15,407
2005                                                 8,631
2006                                                 5,361
2007                                                10,970
-----------------------------------------------------------------
                                                  $168,427
-----------------------------------------------------------------

9.   Other Borrowed Money
--------------------------------------------------------------------------------

The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $170 million. No amounts were outstanding on this line as of December 31, 2002 and 2001. Certain qualifying assets of the Bank collateralize the line. In addition, the Bank has a line of credit of $5.5 million and availability under two repurchase agreements to borrow up to $55.0 million, all of which were available as of December 31, 2002.

10. Long-term Debt
--------------------------------------------------------------------------------

On June 15, 2000, the Company issued $5,000,000 of 11% Trust Capital Securities to Commerce Bancorp, Inc. through Commerce Harrisburg Capital Trust I (the Trust), a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31

Notes to Consolidated Financial Statements

of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5,000,000 of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

On September 28, 2001, the Company issued $8,000,000 of 10% Trust Capital Securities to Commerce Bancorp, Inc. through Commerce Harrisburg Capital Trust II (the Trust II), a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as the Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in the Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8,000,000 of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

11. Income Taxes
--------------------------------------------------------------------------------

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

-----------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2002     2001    2000
-----------------------------------------------------------------

Provision at statutory rate
  on pre-tax income                $2,905   $2,271   $1,904
Tax-exempt income on
  loans and investments               (74)     (73)     (52)
Other                                  40       34       34
-----------------------------------------------------------------
                                   $2,871   $2,232   $1,886
-----------------------------------------------------------------

The components of income tax expense are as follows:

-----------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2002     2001    2000
-----------------------------------------------------------------

Current                            $2,803   $2,483   $2,167
Deferred                               68     (251)    (281)
-----------------------------------------------------------------
                                   $2,871   $2,232   $1,886
-----------------------------------------------------------------


The components of the net deferred tax assets were as follows:

-----------------------------------------------------------------
                                            December 31,
(in thousands)                            2002        2001
-----------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses            $1,749      $1,545
    Unrealized losses on securities           0          57
    Other                                    41          18
-----------------------------------------------------------------
Total deferred tax assets                 1,790       1,620
-----------------------------------------------------------------
Deferred tax liabilities:
    Unrealized gains on securities         (783)          0
    Premises and equipment                 (583)       (296)
    Prepaid expenses                        (83)        (75)
-----------------------------------------------------------------
Total deferred tax liabilities           (1,449)       (371)
-----------------------------------------------------------------
Net deferred tax assets                   $ 341      $1,249
-----------------------------------------------------------------

Income taxes of $0, $18,000 and $0 were recognized on net securities gains in 2002, 2001, and 2000 respectively.

12. Stockholders' Equity
--------------------------------------------------------------------------------

At December 31, 2002, Commerce Bancorp, Inc. owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 136,825 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $7.30 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2002 or 2001. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum (see Note 15).

                                     Notes to Consolidated Financial Statements

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 22,173 and 20,306 common shares were issued pursuant to this plan in 2002 and 2001, respectively. At December 31, 2002, the Company had reserved approximately 447,000 common shares to be issued in connection with the plan.

On January 30, 2002, the Board of Directors declared a 5% common stock dividend payable on February 25, 2002, to stockholders of record on February 11, 2002.

On January 24, 2003, the Board of Directors declared a 5% common stock dividend payable on February 24, 2003, to stockholders of record on February 7, 2003.

All common stock and per share data included in these financial statements have been restated for these stock dividends.

13. Earnings per Share (continued)
--------------------------------------------------------------------------------

All options outstanding were included in the computation of diluted EPS for the year ended December 31, 2002, because the options' exercise price was lower than the average market price of the common shares.

Options to purchase 87,375 shares of common stock at $32.66 were outstanding during 2001. They were not included in the computation of diluted EPS for the year ended December 31, 2001, because the options' exercise price was greater than the average market price of the common shares.

Options to purchase 43,788 shares of common stock at $22.38, options to purchase 49,060 shares at $22.53, options to purchase 76,259 shares at $25.49, options to purchase 10,262 shares at $21.27, and options to purchase 10,262 shares of common stock at $24.29 were outstanding during 2000. They were not included in the computation of diluted EPS for the year ended December 31, 2000, because the options' exercise price was greater than the average market price of the common shares.

13. Earnings per Share
--------------------------------------------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share.


                                                                  For the Year Ended December 31,
(in thousands except per share amounts)       2002                             2001                             2000

                                                      Per Share                   Per Share                    Per Share
                                    Income   Shares    Amount     Income   Shares  Amount      Income   Shares  Amount
----------------------------------------------------------------------------------------------------------------------------

Basic earnings per share:
   Net income                       $5,674                         $4,448                       $3,714
   Preferred stock dividends           (80)                           (80)                         (80)
----------------------------------------------------------------------------------------------------------------------------
   Income available to
     common stockholders             5,594    2,063     $2.71       4,368   1,946    $2.24       3,634    1,914   $1.90
----------------------------------------------------------------------------------------------------------------------------

Effect of dilutive securities:
   Stock options                                189                           194                           130
----------------------------------------------------------------------------------------------------------------------------

Diluted earnings per share:
   Income available to
     common stockholders
     plus assumed conversions       $5,594    2,252     $2.48      $4,368   2,140    $2.04      $3,634    2,044   $1.78
----------------------------------------------------------------------------------------------------------------------------


Notes to Consolidated Financial Statements

14. Stock Option Plans
--------------------------------------------------------------------------------

The 1996 Employee Stock Option Plan covers 502,256 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The Plan covers 115,762 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company shall be entitled to an option to acquire 1,710 shares of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank.

The Company has adopted the disclosure-only provisions of Standards of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation costs have been recognized for options granted in 2002, 2001, and 2000.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.

--------------------------------------------------------------------------------
                                          Year Ended December 31,
(in thousands)                             2002     2001    2000
--------------------------------------------------------------------------------

Net income:
    As reported                          $5,674   $4,448   $3,714
    Total stock-based compensation
    cost, net of tax, that would have
    been included in the determination
    of net income if the fair  value
    based method had been applied
    to all awards                        (1,434)    (952)    (608)
--------------------------------------------------------------------------------
    Pro-forma                            $4,240   $3,496   $3,106
--------------------------------------------------------------------------------
Reported earnings per share:
    Basic                                 $2.71    $2.24    $1.90
    Diluted                                2.48     2.04     1.78
--------------------------------------------------------------------------------
Pro-forma earnings per share:
    Basic                                 $2.02    $1.75    $1.58
    Diluted                                1.85     1.59     1.48
--------------------------------------------------------------------------------

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2002, 2001, and 2000 respectively: risk-free interest rates of 4.7%, 4.8% and 5.7%; volatility factors of the expected market price of the Company's common stock of .33, .28, and .48; weighted-average expected life of the options of 10 years; and no cash dividends.

Had compensation costs for stock options granted in 2002, 2001 and 2000 been determined based on the fair value at the grant dates for awards under the plan consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been reduced to the proforma amounts indicated.

                                      Notes to Consolidated Financial Statements

Stock options transactions under the Plans were as follows:



-----------------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                          2002                       2001                     2000
-----------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted Avg.             Weighted Avg.             Weighted Avg.
                                                  Options  Exercise Price    Options Exercise Price    Options Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Outstanding at beginning of year                   550,225     $18.73        482,925      $15.57       424,176      $13.62
Granted                                             13,862      36.42         99,621       31.82        88,258       24.09
Exercised                                         (118,078)     14.73        (25,265)       8.52       (14,811)       5.63
Forfeited                                          (24,587)     30.59         (7,056)      24.03       (14,698)      20.45
-----------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                         421,422     $19.75        550,225      $18.73       482,925      $15.57
-----------------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                         374,379     $18.33
Options available for grant at December 31         270,112
Weighted-average fair value
   of options granted during the year                          $18.84                     $18.53                    $14.38
-----------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2002 are presented in the following table.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                          As of December 31, 2002
-----------------------------------------------------------------------------------------------------------------------------------
                                                  Options      Weighted Avg.     Weighted Avg.      Options     Weighted Avg.
                                                Outstanding   Exercise Price   Contractual Life   Exercisable  Exercise Price
-----------------------------------------------------------------------------------------------------------------------------------

Options with exercise prices
   ranging from $4.39 to $15.00                    155,490         $ 9.01         3.1 Years         155,490        $ 9.01
Options with exercise prices
   ranging from $15.01 to $25.00                   124,930          21.48         6.1 Years         121,465         21.55
Options with exercise prices
   ranging from $25.01 to $37.86                   141,002          30.05         8.7 Years          97,424         29.18
-----------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
   prices ranging from $4.39 to $37.86             421,422         $19.75         5.8 Years         374,379        $18.33
-----------------------------------------------------------------------------------------------------------------------------------

15. Regulatory Matters
--------------------------------------------------------------------------------

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2002, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized" the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table on the next page. There are no conditions or events since that notification that management believes have changed the Bank's category.

Notes to Consolidated Financial Statements

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2002 and 2001 for the Company and the Bank.



-----------------------------------------------------------------------------------------------------------------------------------
                                                                                                        To Be Well Capitalized
                                                                                For Capital             Under Prompt Corrective
                                                       Actual                Adequacy Purposes             Action Provisions
-----------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                          Amount       Ratio            Amount       Ratio          Amount       Ratio
-----------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2002
  Risked based capital ratios:
    Total capital                               $59,438      12.22%      => $38,907     =>  8.0%           N/A          N/A
    Tier 1 capital                               54,292      11.16       =>  19,454     =>  4.0            N/A          N/A
    Leverage ratio                               54,292       7.00       =>  31,012     =>  4.0            N/A          N/A
-----------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2002
  Risked based capital ratios:
    Total capital                               $59,160      12.17%      => $38,897     =>  8.0%       =>  $48,622    =>  10.0%
    Tier 1 capital                               54,014      11.11       =>  19,449     =>  4.0        =>   29,173    =>   6.0
    Leverage ratio                               54,014       6.97       =>  30,988     =>  4.0        =>   38,735    =>   5.0
-----------------------------------------------------------------------------------------------------------------------------------

Company
As of December 31, 2001
  Risked based capital ratios:
    Total capital                               $50,248      11.78%      =>   $34,124   =>  8.0%           N/A          N/A
    Tier 1 capital                               43,606      10.22       =>    17,062   =>  4.0            N/A          N/A
    Leverage ratio                               43,606       7.33       =>    23,796   =>  4.0            N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2001
    Risked based capital ratios:
    Total capital                               $50,045      11.73%      =>   $34,130   =>  8.0%       =>   $42,663    =>  10.0%
    Tier 1 capital                               45,501      10.67       =>    17,065   =>  4.0        =>    25,598    =>   6.0
    Leverage ratio                               45,501       7.65       =>    23,786   =>  4.0        =>    29,733    =>   5.0
------------------------------------------------------------------------------------------------------------------------------------


                                      Notes to Consolidated Financial Statements

16. Employee Benefit Plan
--------------------------------------------------------------------------------

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2002, 2001, and 2000, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $98,000, $84,000, and $42,000 in 2002, 2001, and 2000, respectively.

17. Comprehensive Income
--------------------------------------------------------------------------------

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.

The only other comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale.

-----------------------------------------------------------------
                                      Year Ended December 31,
(in thousands)                       2002      2001      2000
-----------------------------------------------------------------

Unrealized holding gains (losses)
  arising during the year           $2,471     $ 908    $3,520
Less reclassification adjustment
  for gains included in
  net income                             0        52         0
-----------------------------------------------------------------
Net unrealized gains                 2,471       856     3,520
Tax (expense)                         (840)     (291)   (1,197)
-----------------------------------------------------------------
Net of tax amount                   $1,631     $ 565    $2,323
-----------------------------------------------------------------

18. Commitments and Contingencies
--------------------------------------------------------------------------------


The Company has entered into an agreement to purchase the land at 3951 Union Deposit Road, Harrisburg, Dauphin County, Pennsylvania. The Company plans to construct a full-service branch on this property to be opened in late Spring 2003.

The Company has entered into an agreement to purchase the land at 15 Lorane Road in conjunction with the purchase of 5140 Perkiomen Avenue, Reading, Berks County, Pennsylvania. The Company plans to construct a full-service branch on these properties to be opened in Summer 2003.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19. Related Party Transactions
--------------------------------------------------------------------------------

      Commerce Bancorp, Inc. (an 8.2% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, proof and encoding services, deposit account statement rendering, MAC/VISA card processing, data processing, and advertising support. The Company paid approximately $1.3 million, $622,000, and $414,000 for services provided by Commerce Bancorp, Inc. during 2002, 2001, and 2000, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2002 and 2001, approximately $8.6 million and $12.4 million, respectively, of these participations were outstanding. A former director of the Company is Chairman of the Board of Commerce Bank, N.A. The Company purchased certain services from a business owned by the spouse of the former director in 2002, 2001 and 2000 in the amounts of $267,000, $215,000, and $130,000, respectively.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $5.5 million, which could be drawn upon if needed. The balance at December 31, 2002 and 2001 on this line was $0.

A law firm in which a director of the Company is a partner received professional fees totaling $290,000, $258,000, and $137,000 during 2002, 2001, and 2000, respectively.


The Company paid commissions for real estate services to a company owned by the Chairman of the Board of the Company of $0, $74,000, and $48,000 in 2002, 2001, and 2000, respectively.

Notes to Consolidated Financial Statements

20. Fair Value of Financial Instruments
--------------------------------------------------------------------------------

FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments" (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Management uses its best judgment in estimating the fair value of the Company's financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sales transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

Loans Receivable

For variable-rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values. The fair values for other loans receivable were estimated using discounted cash flow analysis, using interest rates currently being offered for loans with similar terms to borrowers of similar credit quality. Loans with significant collectibility concerns were fair valued on a loan-by-loan basis utilizing a discounted cash flow method or the fair market value of the underlying collateral.

Restricted Investments in Bank Stock
The carrying amounts reported approximate those assets' fair value.

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

                                      Notes to Consolidated Financial Statements

The carrying amounts and fair values of the Company's financial instruments as of December 31 are presented in the following table.

---------------------------------------------------------------------------------------------------------------------------
                                                             2002                                   2001
---------------------------------------------------------------------------------------------------------------------------
                                                 Carrying             Fair              Carrying           Fair
(in thousands)                                    Amount              Value              Amount            Value
---------------------------------------------------------------------------------------------------------------------------

Financial assets:
    Cash and cash equivalents                     $ 75,450          $ 75,450             $ 25,855         $ 25,855
Securities                                         303,061           306,472              208,071          207,149
    Loans, net (including loans held for sale)     374,249           393,618              345,791          346,968
    Restricted invetments in bank stock              2,045             2,045                2,593            2,593
    Accrued interest receivable                      3,675             3,675                3,542            3,542
---------------------------------------------------------------------------------------------------------------------------

Financial liabilities:
    Deposits                                      $726,955          $726,070             $561,738         $562,626
Long-term debt                                      13,000            15,231               13,000           14,573
    Accrued interest payable                           832               832                  837              837
---------------------------------------------------------------------------------------------------------------------------

Off-balance sheet instruments:
    Standby letters of credit                          $ 0               $ 0                  $ 0              $ 0
    Commitments to extend credit                         0                 0                    0                0
---------------------------------------------------------------------------------------------------------------------------

21. Quarterly Financial Data (unaudited)
--------------------------------------------------------------------------------

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):


-------------------------------------------------------------------------------------------------------------
                                                            Three Months Ended
                                   December 31       September 30           June 30         March 31
-------------------------------------------------------------------------------------------------------------

2002
Interest income                      $10,992            $10,788             $10,342           $9,873
Interest expense                       3,505              3,615               3,599            3,575
Net interest income                    7,487              7,173               6,743            6,298
Provision for loan losses                345                375                 280              435
Net securities gains                       0                  0                   0                0
Provision for income taxes               799                741                 682              649
Net income                             1,570              1,467               1,347            1,290
Net income per share:
   Basic                               $0.73              $0.69               $0.65            $0.64
   Diluted                              0.69               0.63                0.58             0.57
-------------------------------------------------------------------------------------------------------------
2001
Interest income                      $ 9,902            $ 9,713             $ 9,489           $9,143
Interest expense                       3,859              3,978               4,049            4,307
Net interest income                    6,043              5,735               5,440            4,836
Provision for loan losses                464                405                 315              285
Net securities gains                       0                  0                   0               52
Provision for income taxes               646                592                 533              461
Net income                             1,276              1,181               1,068              923
Net income per share:
   Basic                               $0.65              $0.60               $0.53            $0.46
   Diluted                              0.59               0.53                0.49             0.43
-------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

22. Condensed Financial Statements of Parent Company
--------------------------------------------------------------------------------



Balance Sheets
                                                    December 31,
(in thousands)                               2002                 2001
--------------------------------------------------------------------------------

ASSETS
Cash                                          $ 252                $ 148
Investment in subsidiaries:
   Banking subsidiary                        55,534               45,400
   Non-banking subsidiaries                     600                  600
Other assets                                    128                  117
--------------------------------------------------------------------------------
Total Assets                                $56,514              $46,265
--------------------------------------------------------------------------------

LIABILITIES
Long-term debt                              $13,000              $13,000
Other liabilities                               702                  672

--------------------------------------------------------------------------------
   Total liabilities                         13,702               13,672
--------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock                                 400                  400
Common stock                                  2,117                1,882
Surplus                                      31,909               25,263
Retained earnings                             6,866                5,159
Accumulated other comprehensive loss          1,520                 (111)
--------------------------------------------------------------------------------
   Total stockholders' equity                42,812               32,593
--------------------------------------------------------------------------------

Total Liabilities & Stockholders' Equity    $56,514              $46,265
--------------------------------------------------------------------------------



Statements of Income
                                                                     Year Ended December 31,
(in thousands)                                            2002                 2001                   2000
-----------------------------------------------------------------------------------------------------------------

Income:
   Dividends from bank subsidiary                        $1,226                $ 794                  $ 393
   Interest income                                           62                   32                     12
-----------------------------------------------------------------------------------------------------------------
                                                          1,288                  826                    405
-----------------------------------------------------------------------------------------------------------------

Expenses:
   Interest expense                                       1,416                  793                    312
   Other                                                    258                  213                    187
-----------------------------------------------------------------------------------------------------------------
                                                          1,674                1,006                    499
-----------------------------------------------------------------------------------------------------------------

Loss before income (taxes) benefit and equity
   in undistributed net income of subsidiaries             (386)                (180)                   (94)
Income (taxes) benefit                                      548                  331                    165
-----------------------------------------------------------------------------------------------------------------
                                                            162                  151                     71
Equity in undistributed net income of bank subsidiary     5,512                4,297                  3,643
-----------------------------------------------------------------------------------------------------------------
Net income                                               $5,674               $4,448                 $3,714
-----------------------------------------------------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements

Statements of Cash Flows
                                                                            Year Ended December 31,
(in thousands)                                                 2002                 2001                   2000
----------------------------------------------------------------------------------------------------------------------

Operating Activities:
   Net Income                                                $ 5,674               $ 4,448               $ 3,714
   Adjustments to reconcile net income to
     net cash provided by operating activities:
     Amortization of financing costs                               6                    10                     5
     Increase in other liabilities                                30                   385                   287
   Equity in undistributed net income of bank subsidiary      (5,512)               (4,297)               (3,643)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                        198                   546                   363
----------------------------------------------------------------------------------------------------------------------

Investing Activities:
   Investment in bank subsidiary                              (2,610)               (8,786)               (5,303)
   Investment in nonbank subsidiaries                              0                  (400)                 (200)
----------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                       (2,610)               (9,186)               (5,503)
----------------------------------------------------------------------------------------------------------------------

Financing Activities:
   Proceeds from common stock options exercised                1,738                   217                    84
   Proceeds from issuance of long term debt                        0                 8,000                 5,000
   Proceeds from issuance of common stock under
      stock purchase plan                                        868                   698                   219
   Costs of issuing long term debt                                 0                   (53)                  (68)
   Cash dividends on preferred stock and
      cash in lieu of fractional shares                          (90)                  (86)                  (83)
----------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                      2,516                 8,776                 5,152
----------------------------------------------------------------------------------------------------------------------

Increase in cash and cash equivalents                            104                   136                    12
Cash and cash equivalents at beginning of the year               148                    12                     0
----------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                       $ 252                 $ 148                  $ 12
----------------------------------------------------------------------------------------------------------------------

Independent Auditor's Report



To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania



We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.


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


In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America.


                                               /s/ Beard Miller Company LLP



Harrisburg, Pennsylvania
January 31, 2003