Form 10-K, Exhibit 13
period 2003-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2004-03-30
CIK 1085706

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of the Company's consolidated balance sheets and statements of income. This section should be read in conjunction with the Company's consolidated financial statements and accompanying notes.

Application of Critical Accounting Policies
--------------------------------------------------------------------------------
The Company's consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America and follow general practices within the industries in which it operates. Application of these principles requires management to make estimates, assumptions, and judgments that affect the amounts reported in the financial statements and accompanying notes. The reporting of the Company's financial condition and results of operations is impacted by the application of accounting policies by management. Certain accounting policies are particularly sensitive and require significant judgments, estimates and assumptions to be made by management in matters that are inherently uncertain. The Company's accounting policies are detailed in Note 1 to the financial statements. The audit committee to the board of directors has approved these policies.

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

2003 Overview
--------------------------------------------------------------------------------
In 2003, the Company continued its strong financial performance by posting record levels of total assets, deposits and loans. Total assets grew by $265 million, or 34%, to $1.05 billion and total deposits increased $180 million, or 25%, to $907 million. Core deposit growth was exceptionally strong, increasing $171 million, or 25%, from $687 million to $858 million. The Company also experienced strong loan growth in 2003 as total loans outstanding increased by $106 million, or 29%, to $470 million.

Total revenues (net interest income plus noninterest income) increased by 24% to a record level of $43.9 million and net income was up 16% in 2003 to $6.6 million from $5.7 million for 2002. Diluted net income per common share increased 13% to $2.68 from $2.37 per share in 2002 (after adjusting for a 5% common stock dividend declared in January 2004).

In 2003, the Company opened five new branches in the Central Pennsylvania area, bringing the total number of full-service branches to 23. Two of the new offices opened in 2003 are located in Berks County, marking Commerce's initial entry into this market.

Results of Operations
--------------------------------------------------------------------------------

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2003, 2002 and 2001 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2003, average interest-earning assets were $807.4 million, an increase of $162.3 million, or 25%, over 2002. This was the result of an increase in the average balance of investment securities of $119.5 million, an increase in the average balance of loans receivable of $53.9 million, offset by a decrease in the average balance of fed funds sold of $11.2 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $160.8 million.

The yield on total interest-earning assets decreased by 87 basis points in 2003 from 6.51% to 5.64%. The decrease resulted primarily from decreased yields in the loan and investment portfolios due to the overall level and timing of changes in general market interest rates during 2003 as compared to 2002. As a result, the Company experienced lower yields on most interest-earning assets in 2003 from 2002 as well as a lower cost of funds in 2003 versus the prior year.

The aggregate cost of interest-bearing liabilities decreased 96 basis points from 2.65% in 2002 to 1.69% in 2003. The average rate paid on savings deposits decreased by 94 basis points, from 1.96% in 2002 to 1.02% in 2003 and the average rate paid

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


on interest checking accounts decreased from 1.18% in 2002 to 0.70% in 2003. The average rate paid on money market accounts decreased from 1.32% in 2002 to 0.91% in 2003. For time deposits, the average rate paid was 3.46%, down 125 basis points from 2002 and public funds time deposits experienced a decrease of 69 basis points in 2003 on the average rate paid. The majority of the Company's public funds are deposits of local school districts and municipalities.

The Company's aggregate cost of funding sources decreased 78 basis points in 2003 to 1.44% from 2.22% in 2002. This decrease resulted primarily from lower average rates paid on total interest bearing deposits as well as a $28.0 million increase in average noninterest-bearing demand deposits.

TABLE 1
--------------------------------------------------------------------------------------------------------------------------------
                                                                     Year Ended December 31,
(dollars in thousands)                        2003                            2002                            2001
--------------------------------------------------------------------------------------------------------------------------------
                                    Average            Average      Average            Average      Average            Average
Earning Assets                      Balance  Interest   Rate        Balance  Interest   Rate        Balance  Interest   Rate
--------------------------------------------------------------------------------------------------------------------------------
Securities:
   Taxable                        $361,323   $17,108    4.74%      $246,230   $14,514   5.89%      $165,013    $10,860  6.58%
   Tax-exempt                        6,444       453    7.02          1,995       107   5.36          1,743         94  5.38
--------------------------------------------------------------------------------------------------------------------------------
Total securities                   367,767    17,561    4.78        248,225    14,621   5.89        166,756     10,954  6.57
Federal funds sold                  20,653       220    1.07         31,833       508   1.59         17,399        641  3.68
Loans receivable:
   Mortgage and construction       263,581    18,290    6.94        241,647    18,408   7.62        212,117     18,013  8.49
   Commercial loans and
      lines of credit               95,469     5,937    6.22         83,971     5,670   6.75         69,815      5,810  8.32
   Consumer                         54,840     3,318    6.05         35,851     2,677   7.47         32,305      2,709  8.39
   Tax-exempt                        5,093       216    4.25          3,598       111   3.09          2,711        120  4.43
--------------------------------------------------------------------------------------------------------------------------------
Total loans receivable             418,983    27,761    6.63        365,067    26,866   7.36        316,948     26,652  8.41
================================================================================================================================
Total earning assets              $807,403   $45,542    5.64%      $645,125   $41,995   6.51%      $501,103    $38,247  7.63%
================================================================================================================================

Sources of Funds
Interest-bearing deposits:
   Regular savings                $235,515   $ 2,392    1.02%      $197,225   $ 3,857   1.96%      $141,350    $ 4,168  2.95%
   Interest checking                14,760       103    0.70         10,590       125   1.18          7,955        165  2.07
   Money market                    230,504     2,104    0.91        145,851     1,923   1.32        100,394      2,261  2.25
   Time deposits                   132,112     4,573    3.46        118,899     5,595   4.71        126,389      7,133  5.64
   Public funds time                46,562       917    1.97         54,165     1,440   2.66         33,642      1,693  5.03
================================================================================================================================
Total interest-bearing deposits    659,453    10,089    1.53        526,730    12,940   2.46        409,730     15,420  3.76
Short-term borrowings               16,964       207    1.22             12         0   1.46            330         13  3.94
Long-term debt                      13,000     1,356   10.43         13,000     1,354  10.41          7,082        760 10.73
================================================================================================================================
Total interest-bearing liabilities 689,417    11,652    1.69        539,742    14,294   2.65        417,142     16,193  3.88
Noninterest-bearing funds (net)    117,986                          105,383                          83,961
--------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
   earning assets                 $807,403    11,652    1.44       $645,125    14,294   2.22       $501,103     16,193  3.23
================================================================================================================================
Net interest income and margin               $33,890    4.20%                 $27,701   4.29%                  $22,054  4.40%
--------------------------------------------------------------------------------------------------------------------------------

Other Balances
Cash & due from banks             $ 28,390                         $ 23,022                        $ 18,904
Other assets                        45,369                           27,190                          20,951
Total assets                       881,162                          695,337                         540,958
Noninterest-bearing
  demand deposits                  142,805                          114,758                          91,352
Other liabilities                    2,983                            2,657                           2,508
Stockholders' equity                45,957                           38,180                          29,956
--------------------------------------------------------------------------------------------------------------------------------
Notes:  Nonaccrual  loans  have been  included  in the  average  loan  balances.
Securities  include  securities  available  for  sale  and  securities  held  to maturity.  Securities  available  for sale are  carried  at  amortized  cost for purposes of calculating the average rate received on taxable  securities  above.
Yields  on  tax-exempt  securities  and  loans  are not  computed  on a  taxable equivalent basis.

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

Net interest income for 2003 increased $6.2 million, or 22%, over 2002 to $33.9 million. Interest income on earning assets totaled $45.5 million, an increase of $3.5 million, or 8%, over 2002. The majority of this increase was related to volume increases in the securities and loans receivable portfolios partially offset by lower interest rates on interest earning assets. Interest expense for 2003 decreased $2.6 million, or 18%, from $14.3 million in 2002 to $11.7 million in 2003. This decrease was primarily related to the reduction in interest rates paid on the deposit products partially offset by the increases in the Company's average level of deposits and other borrowed money.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. The Company's net interest rate spread increased to 3.95% in 2003 from 3.86% in 2002 and the net interest margin decreased 9 basis points from 4.29% to 4.20%.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by the Company on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.

TABLE 2
-------------------------------------------------------------------------------------------------------------------------------
                                                          2003 v. 2002                                2002 v. 2001
                                                       Increase (Decrease)                         Increase (Decrease)
                                                      Due to Changes in (1)                       Due to Changes in (1)
                                               --------------------------------------------------------------------------------
(in thousands)                                   Volume       Rate        Total              Volume       Rate        Total
-------------------------------------------------------------------------------------------------------------------------------
Interest on securities:
   Taxable                                       $5,426     $(2,832)      $2,594             $4,793     $(1,139)     $3,654
   Tax-exempt                                       313          33          346                 13           0          13
   Federal funds sold                              (122)       (166)        (288)               231        (364)       (133)
Interest on loans receivable:
   Mortgage and construction                      1,525      (1,643)        (118)             2,240      (1,845)        395
   Commercial                                       712        (445)         267                956      (1,096)       (140)
   Consumer                                       1,150        (509)         641                265        (297)        (32)
   Tax-exempt                                        63          42          105                 27         (36)         (9)
-------------------------------------------------------------------------------------------------------------------------------
Total interest income                             9,067      (5,520)       3,547              8,525      (4,777)      3,748
-------------------------------------------------------------------------------------------------------------------------------

Interest expense:
   Regular savings                                  389      (1,854)      (1,465)             1,088      (1,399)       (311)
   Interest checking                                 29         (51)         (22)                31         (71)        (40)
   Money market                                     779        (598)         181                596        (934)       (338)
   Time deposits                                    464      (1,486)      (1,022)              (363)     (1,175)     (1,538)
   Public funds                                    (149)       (374)        (523)               544        (797)       (253)
Short-term borrowings                               207           0          207                 (5)         (8)        (13)
Long-term debt                                        0           2            2                617         (23)        594
-------------------------------------------------------------------------------------------------------------------------------

Total interest expense                            1,719      (4,361)      (2,642)             2,508      (4,407)     (1,899)
-------------------------------------------------------------------------------------------------------------------------------

Net increase (decrease)                          $7,348     $(1,159)      $6,189             $6,017     $  (370)     $5,647
===============================================================================================================================
(1) Changes due to both volume and rate have been allocated to volume changes.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

Noninterest Income

Noninterest income for 2003 increased by $2.3 million, or 30%, over 2002 to $10.0 million. The increase was primarily due to increased "core" other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $765,000 in 2003 and $493,000 in 2002 on the sale of residential and student loans. Also included in noninterest income were securities gains of $880,000 for 2003 and $0 for 2002.

Noninterest Expenses

Noninterest expenses totaled $32.5 million for 2003, an increase of $7.1 million, or 28%, over 2002. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening five full service branches in 2003. A comparison of noninterest expense for certain categories for 2003 and 2002 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $4.2 million, or 34%, in 2003 over 2002. This increase was partially due to an increase in the level of full-time equivalent employees from 424 at December 31, 2002 to 503 at year-end 2003. The increased level of expenses includes the impact of salary and benefit costs associated with the additional staff for the new branch offices opened in June, July, and September and two in December 2003, respectively.

Occupancy expenses totaled $3.4 million in 2003, an increase of $1.0 million, or 42%, over 2002 while furniture and equipment expenses increased by $321,000, or 21%, to $1.8 million. The full year impact of the three branch offices opened in 2002 along with five additional branches opened in 2003 contributed to the increases in occupancy and furn-iture and equipment expenses in 2003 over 2002.

Advertising and marketing expenses were $2.4 million for 2003, an increase of $244,000, or 11%, over 2002. The increase was primarily the result of new branch opening expenses associated with the five new branches along with increased advertising efforts in each of the Company's markets. Two out of the five branches opened in 2003, were opened in Berks County, a new market for the Company. The Company's markets include Berks, Lebanon, Dauphin, Cumberland, and York Counties of South Central Pennsylvania. The Company will continue to have multiple markets in which to advertise its products.

Data processing expenses increased by $258,000, or 14%, in 2003 over 2002. The primary increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced.

Postage and supplies expenses of $986,000 were $124,000, or 14%, higher than the prior year. The increase in postage and supplies expense was attributed to the growth in the number of account statements mailed to customers.

Other noninterest expenses totaled $5.0 million for 2003, compared to $4.1 million for 2002. This includes increased loan expenses of $367,000, increased checkbook printing expense of $92,000, increased business development expenses of $191,000 and increased shares tax expense of $79,000.

The Company's current strategic plan calls for the construction of two or three additional new branch offices in 2004. The costs associated with these planned offices will continue to result in higher levels of staff, facilities, and related expenses in 2004 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses (excluding other real estate expenses) less noninterest income (exclusive of gains on sales of investment securities). This ratio equaled 2.66% for 2003, compared to 2.55% for 2002. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses (excluding other real estate expenses) to net interest income plus noninterest income (excluding gains on sales of investment securities). For 2003, the operating efficiency ration was 75.7% compared to 71.9% for 2002. The Company's operating efficiency ratio remains above its peer group primarily due to its aggressive branch expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $3.1 million for 2003, compared to $2.9 million for 2002. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 32.2% in 2003 and 33.6% in 2002. Reference should be made to Note 11 of the Notes to Consolidated Financial Statements for an additional analysis of the provision for income taxes for 2003 and 2002.

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

At December 31, 2003, deferred tax assets amounted to $2.1 million and deferred tax liabilities amounted to $1.5 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


Net Income and Net Income Per Share

Net income for 2003 rose to a record $6.6 million, an increase of $883,000, or 16%, over the $5.7 million recorded in 2002. This increase was due to an increase in net interest income of $6.2 million, an increase in noninterest income of $2.3 million, partially offset by an increase in the provision for loan losses of $260,000, an increase in noninterest expenses of $7.1 million and an increase of $247,000 in the provision for income taxes.

Basic earnings per common share, after adjusting for a 5% common stock dividend declared in January 2004, increased by 12% to $2.88 per share, compared to $2.58 in 2002. Diluted earnings per common share were $2.68 for 2003 and $2.37 for 2002 after adjusting for the 5% common stock dividend declared in January 2004. Reference should be made to Note 13 in the Notes to Consolidated Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures the Company's net income in relation to its total average assets. The Company's ROA was 0.74% for 2003 and 0.82% for 2002. This decrease is the result of 34% growth in total assets combined with a 16% increase in net income. Contributing to these results was the addition of 5 new branch offices in 2003 and their related costs.

For purposes of calculating ROA, average assets have been adjusted to exclude the effect of net unrealized gains (losses) on securities available for sale.

The Company's ROE for 2003 was 14.27%, compared to 14.86% for 2002. Return on average equity (ROE) indicates how effectively the Company can generate net income on the capital invested by its stockholders. ROE is calculated by dividing net income by average stockholders' equity. For purposes of calculating ROE, average stockholders' equity includes the effect of unrealized gains (losses), net of income taxes, on securities available for sale. Reference should be made to Note 3 in the Notes to Consolidated Financial Statements for an analysis of securities available for sale.

Results of Operations
--------------------------------------------------------------------------------

2002 versus 2001

Net income for 2002 rose to $5.7 million, an increase of $1.3 million, or 28%, over the $4.4 million recorded in 2001.

Diluted earnings per common share increased by 22% to $2.37 for 2002 over $1.94 for 2001 after adjusting for the 5% common stock dividends declared in January 2003 and 2004.

Net interest income for 2002 increased $5.6 million, or 26%, over 2001 to $27.7 million. Interest income on earning assets totaled $42.0 million, an increase of $3.7 million, or 10%, over 2001. Interest expense for 2002 decreased by $1.9 million, or 12%, from $16.2 million to $14.3 million.

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

Salary expenses and employee benefits increased by $3.0 million, or 32%, in 2002 over 2001. This increase was consistent with an increase in the level of full-time equivalent employees from 334 at December 31, 2001 to 424 at year-end 2002.

Occupancy expenses totaled $2.4 million in 2002, an increase of $270,000, or 13%, over 2001 while furniture and equipment expenses increased by $121,000, or 9%, to $1.5 million.

Advertising and marketing expenses were $2.2 million for 2002, an increase of $459,000, or 27%, over 2001. Data processing expenses increased by $577,000, or 44%, in 2002 over 2001. Postage and supplies expenses of $862,000 were $16,000, or 2%, higher than the prior year.

Other noninterest expenses totaled $4.1 million for 2002, compared to $3.6 million for 2001.

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

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


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

At December 31, 2003, the weighted average life and duration of the Company's securities portfolio was approximately 6.6 and 4.8 years, respectively, as compared to 2.5 years and 2.0 years, respectively, at December 31, 2002. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. The
Company's securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2003 or 2002.

Securities available for sale increased by $71.4 million in 2003 (excluding the effect of unrealized gains or losses) primarily as a result of purchases of $273.4 million, offset by principal repayments and maturities of $191.7 million and the sale of $8.3 million in securities. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, AAA Whole Loan CMO securities, and corporate debt securities. At December 31, 2003, the unrealized gains on securities available for sale included in stockholders' equity totaled $549,000, net of tax, compared to unrealized gains of $1.5 million, net of tax, at December 31, 2002.

During 2003, securities held to maturity increased by $102.3 million primarily as a result of purchases of $148.2 million offset by principal repayments of $45.9 million. The securities held in this portfolio include U.S. Government Agency securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, corporate debt securities and mortgage-backed securities. As of December 31, 2003, the Company had committed securities with a carrying value of $8.6 million and a fair market value of $9.2 million for sale. These securities are included as other assets on the balance sheet at December 31, 2003.

TABLE 3
-------------------------------------------------------------------------------------------------------------------------------
December 31, 2003           Due Under 1 Year      Due 1-5 Years       Due 5-10 Years     Due Over 10 Years          Total
(dollars in thousands)        Amount/Yield        Amount/Yield         Amount/Yield        Amount/Yield         Amount/Yield
-------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government
   Agency obligations                                               $ 5,000    4.05%    $ 19,000   5.79%     $ 24,000  5.43%
Mortgage-backed obligations                       $ 734   4.80%      20,037    3.57      227,784   4.51       248,555  4.44
Corporate debt securities                                                                  2,013   7.80         2,013  7.80
-------------------------------------------------------------------------------------------------------------------------------
Total available for sale         $ 0    --        $ 734   4.80%     $25,037    3.67%    $248,797   4.63%     $274,568  4.55%
===============================================================================================================================

Held to Maturity
U.S. Government
   Agency obligations         $1,100  6.30%                         $14,988    4.58%    $ 23,922   5.87%     $ 40,010  5.40%
Municipal obligations                                                                      6,845   7.05         6,845  7.05
Mortgage-backed obligations                      $2,160   5.32%         243    4.75      133,522   5.15       135,925  5.15
Corporate debt securities                         4,534   6.52        3,968    6.57        8,581   7.53        17,083  7.04
-------------------------------------------------------------------------------------------------------------------------------
Total held to maturity        $1,100  6.30%      $6,694   6.13%     $19,199    4.99%    $172,870   5.44%     $199,863  5.43%
===============================================================================================================================
Note:    Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


The contractual maturity distribution and weighted average yield of the Company's available for sale and held to maturity portfolios at December 31, 2003 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations.

Loan Portfolio
--------------------------------------------------------------------------------

The following table summarizes the composition of the loan portfolio of the Company by type as of December 31, for each of the years 1999 through 2003.

The Company manages risk associated with its loan portfolio through diversification, sound underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. The commercial real estate portfolio includes owner-occupied (owner occupies greater than 50% of the property), other commercial real estate and construction loans. Owner-occupied and other commercial real estate loans generally have five-year call provisions and personal guarantees of the principals involved. Construction loans are primarily used for single-family residential properties. Financing is provided against firm agreements of sale, with speculative construction normally limited to one or two samples per project.

The commercial loan portfolio is comprised primarily of loans to small and mid-sized businesses primarily in the South Central Pennsylvania market area. Business assets, personal guarantees, and/or personal assets of the borrower generally secure these loans. The consumer loan portfolio is comprised primarily of loans secured by first and second mortgage liens on residential real estate. The Company's loan portfolio is generally non-homogeneous in that the loans have different interest rates, repayment options, maturities, collateral requirements, etc.

During 2003, total gross loans increased by $105.7 million from $379.4 million at December 31, 2002, to $485.1 million at December 31, 2003, including $9.2 million of loans held for sale on December 31, 2003 and $10.5 million of loans held for sale on December 31, 2002. The loans held for sale represent student loans and certain residential loans the Company's management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 2003 was primarily in the commercial real estate and consumer loan portfolios. Total consumer loans increased by $36.4 million in 2003 to $71.0 million, an increase of 105%. The Company's 2003 Strategic Plan included a large effort to increase the size of the consumer loan portfolio across all markets of its branch footprint. Consumer loans represented 15% and 9% of total loans outstanding as of December 31, 2003 and 2002, respectively. Total loans outstanding represented 53% of total deposits and 45% of total assets at December 31, 2003, excluding the loans held for sale, compared to 51% and 47%, respectively, at December 31, 2002.

TABLE 4
----------------------------------------------------------------------------------------------------------------------
                                                                               December 31,
(in thousands)                                          2003          2002         2001         2000         1999
----------------------------------------------------------------------------------------------------------------------
Commercial mortgage                                    $194,609     $144,959     $142,969     $127,931     $101,550
Construction and land development                        26,895       31,034       32,863       30,776       18,458
Residential real estate mortgage loans                   72,713       66,190       48,415       41,314       34,681
Tax-exempt loans                                          5,720        5,629        2,676        2,786          342
Commercial, industrial and other business loans          58,894       49,226       42,399       31,490       21,228
Consumer loans                                           71,007       34,598       36,551       30,691       22,764
Lines of credit                                          46,106       37,245       36,801       25,264       17,082
----------------------------------------------------------------------------------------------------------------------
Total loans                                            $475,944     $368,881     $342,674     $290,252     $216,105
======================================================================================================================

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2003, are presented in the following table.

TABLE 5
----------------------------------------------------------------------------------------------------------------
                                                                      December 31, 2003
----------------------------------------------------------------------------------------------------------------
                                                Due Under          Due 1-5        Due Over
(in thousands)                                  One Year            Years        Five Years            Total
----------------------------------------------------------------------------------------------------------------
Real estate:
   Commercial mortgage                           $ 16,934         $ 86,228          $ 91,447         $194,609
   Construction and land development               20,309            4,630             1,956           26,895
   Residential mortgage                             3,407            9,780            59,526           72,713
   Tax-exempt                                         554            1,906             3,260            5,720
----------------------------------------------------------------------------------------------------------------
                                                   41,204          102,544           156,189          299,937

Commercial                                         26,847           25,344             6,703           58,894
Consumer                                           14,023           19,322            37,662           71,007
Lines of credit                                    46,106                0                 0           46,106
----------------------------------------------------------------------------------------------------------------

Total loans                                      $128,180         $147,210          $200,554         $475,944
----------------------------------------------------------------------------------------------------------------

Interest rates:
   Predetermined                                 $ 39,775         $138,608          $161,054         $339,437
Floating                                           88,405            8,602            39,500          136,507
----------------------------------------------------------------------------------------------------------------

Total loans                                      $128,180         $147,210          $200,554         $475,944
================================================================================================================


Concentrations of Credit Risk

The largest portion of loans, 41%, on the Company's balance sheet is for commercial mortgage related loans. The Company's commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, York and Berks counties of Pennsylvania where it has full-service branch locations. Commercial real estate, construction, and land development loans aggregated $221.5 million at December 31, 2003, compared to $176.0 million at December 31, 2002. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans and foreclosed real estate) at December 31, 2003, were $1.4 million, or 0.13%, of total assets as compared to $1.8 million, or 0.23%, of total assets at December 31, 2002. Total non-performing loans (non-accrual loans and restructured loans) at December 31, 2003 were $1.2 million compared to $1.7 million a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.38% at December 31, 2003, compared to 0.68% at December 31, 2002. The Company generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2003, loans past due 90 days and still accruing interest amounted to $385,000 compared to $55,000 at December 31, 2002.

Foreclosed real estate totaled $236,000 as of December 31, 2003 as compared to $118,000 as of December 31, 2002. These properties have been written down to the lower of cost or fair value less disposition costs. The Company obtains updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 1999 through 2003.

TABLE 6
------------------------------------------------------------------------------------------------------------------------------
                                                                                       December 31,
(dollars in thousands)                                           2003         2002          2001         2000         1999
------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
   Commercial                                                   $ 143        $ 958         $ 127        $ 300        $ 119
   Consumer                                                        68           42           116          162          244
   Real estate:  Construction                                     159            0             0            0            0
                 Mortgage                                         417          599           633          371          321
------------------------------------------------------------------------------------------------------------------------------

Total nonaccrual loans                                            787        1,599           876          833          684
Loans past due 90 days or more and still accruing                 385           55             0            0           20
Restructured loans                                                  0            0             0            0            0
------------------------------------------------------------------------------------------------------------------------------
   Total non-performing loans                                   1,172        1,654           876          833          704
Other real estate                                                 236          118            12           42           12
------------------------------------------------------------------------------------------------------------------------------
   Total non-performing assets                                 $1,408       $1,772         $ 888        $ 875        $ 716
==============================================================================================================================

Non-performing loans to total loans                             0.25%        0.45%         0.26%        0.29%        0.32%
Non-performing assets to total assets                           0.13%        0.23%         0.15%        0.18%        0.18%
------------------------------------------------------------------------------------------------------------------------------

Interest income received on nonaccrual loans                      $37         $ 79          $ 33         $ 52         $ 38
------------------------------------------------------------------------------------------------------------------------------

Interest income that would have been recorded
   under the original terms of the loans                          $45        $ 193          $ 89         $ 96         $ 66
==============================================================================================================================

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

In establishing the allowance, management evaluates individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on factors and changes in portfolio mix and volume.

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

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The Company recorded provisions of $1.7 million to the allowance for loan losses for 2003 compared to $1.4 million for 2002. During 2003, net charge-offs amounted to $834,000, or 0.20%, of average loans outstanding for the year, compared to $833,000, or 0.23%, of average loans outstanding for 2002. The allowance for loan losses decreased as a percentage of loans receivable from 1.40% of total loans outstanding at December 31, 2002, to 1.26% of total loans outstanding at December 31, 2003 and provided coverage of 513% of non-performing loans. Based upon a consistent application of the Company's loan loss reserve methodology, the allowance level increased by $861,000 to $6.0 million or 1.26% of total loans at December 31, 2003, but decreased as a percentage of total loans due to 29% growth in the loan portfolio in 2003.

The table below presents, for the years 1999 through 2003, information regarding the Company's provision and allowance for loan losses.


Table 7
------------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
(dollars in thousands)                                           2003         2002         2001         2000         1999
------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                   $5,146       $4,544        $3,732       $2,841       $2,232
Provisions charged to operating expenses                        1,695        1,435         1,469        1,050          762
------------------------------------------------------------------------------------------------------------------------------
                                                                6,841        5,979         5,201        3,891        2,994
------------------------------------------------------------------------------------------------------------------------------

Recoveries of loans previously charged-off:
   Commercial                                                      66           93             3            6            8
   Consumer                                                        85            2            21            8            4
Real estate                                                       115           21             0            0            1
------------------------------------------------------------------------------------------------------------------------------

Total recoveries                                                  266          116            24           14           13
------------------------------------------------------------------------------------------------------------------------------

Loans charged-off:
   Commercial                                                    (483)        (561)         (475)          (1)        (150)
   Consumer                                                      (331)         (70)          (85)         (95)         (10)
Real estate                                                      (286)        (318)         (121)         (77)          (6)
------------------------------------------------------------------------------------------------------------------------------

Total charged-off                                              (1,100)        (949)         (681)        (173)        (166)
------------------------------------------------------------------------------------------------------------------------------

Net charge-offs                                                  (834)        (833)         (657)        (159)        (153)
------------------------------------------------------------------------------------------------------------------------------

Balance at end of year                                         $6,007       $5,146        $4,544       $3,732       $2,841
------------------------------------------------------------------------------------------------------------------------------

Net charge-offs (recoveries) to average loans outstanding       0.20%        0.23%        0.21%         0.06%        0.08%
Allowance for loan losses to year-end loans                     1.26%        1.40%        1.33%         1.29%        1.31%
==============================================================================================================================

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


TABLE 8
----------------------------------------------------------------------------------------------------------------------------------
                                                         Allowance for Loan Losses at December 31,
                                 2003                2002                  2001                2000                 1999
----------------------------------------------------------------------------------------------------------------------------------

                                      % Gross            % Gross              % Gross              % Gross               % Gross
(dollars in thousands)      Amount     Loans    Amount    Loans       Amount   Loans       Amount   Loans       Amount    Loans
----------------------------------------------------------------------------------------------------------------------------------
Commercial loans
  and lines of credit      $2,636      21%      $2,428       24%       $ 986      23%        $ 178      19%      $ 155      18%
Consumer                      717      15          452        9          157      11           143      11         224      10
  Real estate, construction
    and land development:
  Commercial                2,157      47        1,698       48        3,240      50         3,286      55       2,335      56
  Residential                 497      17          568       19          161      16           125      15         127      16
----------------------------------------------------------------------------------------------------------------------------------

Total                      $6,007     100%      $5,146      100%      $4,544     100%       $3,732     100%     $2,841     100%
==================================================================================================================================

Deposits

Total deposits at December 31, 2003, were $906.5 million, up $179.6 million, or 25%, over total deposits of $727.0 million at December 31, 2002. The Company remains a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. The Company regards core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories, increased $170.8 million, or 25%, in 2003 over 2002. Total deposits averaged $802.3 million for 2003, an increase of $160.8 million, or 25%, over the 2002 average of $641.5 million. The average balance on noninterest-bearing demand deposits increased in 2003 by $28.0 million, or 24%, compared to the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2003 increased by $88.8 million, or 57%, over the average balance for the prior year. The average total balance of all savings accounts was $235.5 million, a $38.3 million, or 19%, increase over the average balance for 2002. The average balance of all time deposits in 2003 was $178.7 million, an increase of $5.6 million, or 3%, over the average balance for 2002. For 2003, the cost of total deposits was 1.26% as compared to 2.02% in 2002.

The Company believes that its record of sustaining core deposit growth is reflective of the Company's retail approach to banking which emphasizes a combination of free checking accounts, convenient branch locations, extended hours of operation, unparalleled quality customer service, and active marketing.

The average balances and weighted average rates paid on deposits for 2003, 2002 and 2001 are presented below.

TABLE 9
--------------------------------------------------------------------------------------------------------------------------------
                                                                                  Year Ended December 31,
                                                              2003 Average             2002 Average           2001 Average
(dollars in thousands)                                        Balance/Rate             Balance/Rate           Balance/Rate
--------------------------------------------------------------------------------------------------------------------------------
Demand deposits:
    Noninterest-bearing                                     $142,805                 $114,758               $ 91,352
    Interest-bearing (money market and checking)             245,264   0.90%          156,441   1.30%        108,349   2.24%
Savings                                                      235,515   1.02           197,225   1.96         141,350   2.95
Time                                                         178,674   3.07           173,064   4.06         160,031   5.52
--------------------------------------------------------------------------------------------------------------------------------

Total deposits                                              $802,258                 $641,488               $501,082
================================================================================================================================

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2003, 2002 and 2001 is presented in Table 10.


TABLE 10

----------------------------------------------------------------
(in thousands)            2003         2002          2001
----------------------------------------------------------------
3 months or less        $35,065      $31,591       $32,092
3 to 6 months            21,202       20,462        17,493
6 to 12 months           18,520       16,390         9,028
Over 12 months           16,612       11,427        16,292
----------------------------------------------------------------

Total                   $91,399      $79,870       $74,905
----------------------------------------------------------------


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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with
general  market  interest  rates.  Historically,   the  most  common  method  of
estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time ("GAP"), typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, the Company's GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 11 shows the GAP position for the Company as of December 31, 2003.

TABLE 11
--------------------------------------------------------------------------------------------------------------------------------
                                                                             December 31, 2003
--------------------------------------------------------------------------------------------------------------------------------
                                            1 - 90        91 - 180       181 - 365         1 - 5        Beyond 5
(in thousands)                               Days           Days           Days            Years          Years          Total
--------------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
     Loans receivable                     $ 152,491        $ 8,978        $ 12,711       $132,706     $176,672        $483,558
     Securities                              41,222         34,919          59,118        243,552      102,041         480,852
     Federal funds sold                           0              0               0              0            0               0
--------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets               193,713         43,897          71,829        376,258      278,713         964,410
--------------------------------------------------------------------------------------------------------------------------------

Interest-bearing liabilities:
     Transaction accounts                   167,764              0               0              0      386,121         553,885
     Time deposits                           60,434         30,071          45,348         46,375            0         182,228
     Short-term borrowings                   79,000              0               0              0            0          79,000
     Trust capital securities                     0              0               0              0       13,000          13,000
--------------------------------------------------------------------------------------------------------------------------------

Total interest-bearing liabilities          307,198         30,071          45,348         46,375      399,121         828,113
================================================================================================================================

Period GAP                                 (113,485)        13,826          26,481        329,883     (120,408)       $136,297
--------------------------------------------------------------------------------------------------------------------------------

Cumulative GAP                            $(113,485)      $(99,659)       $(73,178)      $256,705     $136,297
================================================================================================================================

Notes:  Nonaccrual loans, deferred fees on loans and overdrafts have been excluded in the loans receivable balances. Securities are reported at current face for purposes of this table.

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

The Company's Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus 200 or minus 100 basis point scenario is within 15% of net income in a flat rate scenario in the first year and 30% using a two year planning window. At December 31, 2003, the Company's income simulation model indicates net income would be higher by 3.1%, or $309,000, in the first year and lower by 0.1%, or $33,000, over a two-year time frame, if rates decreased 100 basis points as compared to lower by 0.5% and by 5.2%, respectively, at December 31, 2002. The model projects that net income would be lower by 1.0%, or $518,000, and lower by 3.4%, or $336,000, in the first year and over a two-year time frame, respectively, if rates increased 200 basis points, as compared to higher by 5.4% and 16.8%, respectively, at December 31, 2002. All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all the Company's assets and liabilities, as well as any off balance sheet items. The model calculates the market value of the Company's assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 100 basis point decrease in rates. The Company's ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 60% or more of the excess of market value over book value in the current rate scenario. At December 31, 2003, the market value of equity indicates an acceptable level of interest rate risk.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of the Company's assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to the Company's core deposits, or the core deposit premium. Using an independent consultant, the Company has completed and updated comprehensive core deposit studies in order to assign its own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that the Company's core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significant longer average lives and durations than the Company's loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in the Company's fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2003 provide an accurate assessment of the Company's interest rate risk.

Liquidity

Liquidity management involves the Company's ability to generate cash or otherwise obtain funds at reasonable rates to support asset growth and reduce assets to meet deposit withdrawals, to maintain reserve requirements, and to otherwise operate the Company on an ongoing basis. Liquidity sources from asset categories are provided primarily by cash, federal funds sold, and the cash flow from the amortizing securities and loan portfolios. The primary source of liquidity from liability categories is the generation of additional core deposit balances. As previously mentioned, total core deposits increased by $170.8 million, or 25%, in 2003.

Additionally, the Company has established secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2003, the total potential liquidity for the Company through these secondary sources was $270 million of which $191 million was available at December 31, 2003. In view of the primary and secondary sources as previously mentioned, management believes the Company is capable of meeting its anticipated liquidity needs.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


Aggregate Contractual Obligations

The following table represents the Company's on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2003:

TABLE 12
---------------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2003
---------------------------------------------------------------------------------------------------------------------
                                              1 Year         Over 1          Over 3         Over 5
(in thousands)                                or Less      to 3 Years      to 5 Years        Years          Total
---------------------------------------------------------------------------------------------------------------------
     Time Deposits                           $135,853         $23,811        $22,564            $ 0        $182,228
     Long-Term Debt                                 0               0              0         13,000          13,000
     Operating Leases                           1,618           2,618          2,241         10,249          16,726
     Sponsorship Obligation (1)                   150             400            617          2,333           3,500
---------------------------------------------------------------------------------------------------------------------

Total                                        $137,621         $26,829        $25,422        $25,582        $215,454
=====================================================================================================================
(1) Sponsorship Obligation was signed in January 2004.


Off-Balance Sheet Arrangements

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

The Company is also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for additional information.

Short-Term Borrowings

Short-term borrowings, which consist of securities sold under agreement to repurchase and federal funds purchased, were used in 2003 and 2002 to meet short-term liquidity needs. For 2003, short-term borrowings averaged $11.7 million and repurchase agreements averaged $5.3 million. The average rate paid during 2003 on the Company's short-term borrowings was 1.23% and the average rate paid on repurchase agreements was 1.20%. Short-term borrowings and repurchase agreements totaled $39.0 million and $40.0 million, respectively at December 31, 2003. The maximum short-term borrowings outstanding at any month-end in 2003 were $50.0 million. The maximum repurchase agreements outstanding at any month-end in 2003 were $40.0 million. Amounts outstanding during 2002 and 2001 were not significant.

Long-Term Debt

Long-term debt consists of Trust Capital Securities through Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II, a Delaware business trust subsidiaries of the Company. At December 31, 2003, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities are for general corporate purposes, including additional capitalization of the Company's wholly-owned banking subsidiary. Reference should be made to Note 10 in the Notes to the consolidated Financial Statements for further analysis of the Company's long-term debt. Long-term debt totaled $13.0 million at December 31, 2003 and 2002.

Stockholders' Equity and Capital Adequacy

At December 31, 2003, stockholders' equity totaled $49.7 million, up $6.9 million, or 16%, over stockholders' equity at December 31, 2002. This increase was due to the Company's net income for the year, shares issued under stock purchase and stock option plans, offset by unrealized losses on securities available for sale. Stockholders' equity as a percent of total assets was 4.73% at December 31, 2003, compared to 5.44% at December 31, 2002.

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

Management's Discussion and Analysis
of Financial Condition and Results of Operations


TABLE 13
-------------------------------------------------------------------------------------------------------------------------------
                                                                                                              To Be Well-
                                                                                                           Capitalized Under
                                                 Actual December 31,                 For Capital           Prompt Corrective
                                               2003               2002            Adequacy Purposes        Action Provisions
-------------------------------------------------------------------------------------------------------------------------------
Tier 1 Capital                                 9.49%             11.11%                4.00%                    6.00%
Total Capital                                 10.42              12.17                 8.00                    10.00
Leverage ratio (to average assets)             6.14               6.97                 4.00                     5.00
-------------------------------------------------------------------------------------------------------------------------------

At December 31, 2003, the consolidated capital levels of the Company and of the subsidiary bank (Commerce) met the definition of a "well-capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

The Company's common stock is listed for trading on the NASDAQ Small Cap Market under the symbol COBH. The Company offers a Dividend Reinvestment and Stock Purchase Plan by which dividends on the Company's Common Stock and optional cash payments of up to $5,000 per month (subject to change) may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

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

Consolidated Balance Sheets

                                                                                               December 31,
(in thousands, except share amounts)                                                     2003                2002
----------------------------------------------------------------------------------------------------------------------
Assets
----------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                               $ 37,715             $ 30,950
Federal funds sold                                                                           0               44,500
----------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                            37,715               75,450

Securities, available for sale at fair value                                           275,400              205,436
Securities, held to maturity at cost
   (fair value 2003: $201,568; 2002: $101,036 )                                        199,863               97,625
Loans, held for sale                                                                     9,164               10,514
Loans receivable, net of allowance for loan losses
   (allowance 2003: $6,007; 2002: $5,146)                                              469,937              363,735
Restricted investments in bank stock                                                     5,227                2,045
Premises and equipment, net                                                             38,178               26,409
Other assets                                                                            16,505                5,384
----------------------------------------------------------------------------------------------------------------------
      Total assets                                                                  $1,051,989             $786,598
======================================================================================================================

Liabilities and Stockholders' Equity
----------------------------------------------------------------------------------------------------------------------
Deposits:
   Noninterest-bearing                                                               $ 170,414             $127,199
   Interest-bearing                                                                    736,113              599,756
----------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                   906,527              726,955
Short-term borrowings                                                                   39,000                    0
Repurchase agreements                                                                   40,000                    0
Trust capital securities                                                                13,000               13,000
Other liabilities                                                                        3,738                3,831
----------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                              1,002,265              743,786

Stockholders' Equity:
   Preferred stock - Series A noncumulative; $10.00 par value;
      1,000,000 shares authorized; 40,000 shares issued and outstanding                    400                  400
   Common stock - $1.00 par value; 10,000,000 shares authorized;
      (issued and outstanding 2003: 2,291,805; 2002: 2,117,089)                          2,292                2,117
   Surplus                                                                              38,725               31,909
   Retained earnings                                                                     7,758                6,866
   Accumulated other comprehensive income                                                  549                1,520
----------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                           49,724               42,812
----------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                    $1,051,989             $786,598
======================================================================================================================

                                                 See accompanying notes

                                                                                                                      37


Consolidated Statements of Income

                                                                                         Year Ended December 31,
(in thousands, except per share amounts)                                           2003          2002           2001
-------------------------------------------------------------------------------------------------------------------------
Interest Income
-------------------------------------------------------------------------------------------------------------------------
Loans receivable, including fees:
   Taxable                                                                       $27,545        $26,755        $26,532
   Tax-exempt                                                                        216            111            120
Securities:
   Taxable                                                                        17,108         14,514         10,860
   Tax-exempt                                                                        453            107             94
Federal funds sold                                                                   220            508            641
-------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                       45,542         41,995         38,247
=========================================================================================================================

Interest Expense
-------------------------------------------------------------------------------------------------------------------------
Deposits                                                                          10,089         12,940         15,420
Short-term borrowings                                                                207              0             13
Trust capital securities                                                           1,356          1,354            760
-------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                      11,652         14,294         16,193
-------------------------------------------------------------------------------------------------------------------------
         Net interest income                                                      33,890         27,701         22,054
Provision for loan losses                                                          1,695          1,435          1,469
-------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                               32,195         26,266         20,585
=========================================================================================================================

Noninterest Income
-------------------------------------------------------------------------------------------------------------------------
Service charges and other fees                                                     7,968          6,766          5,660
Other operating income                                                               377            448            541
Gains on sales of loans                                                              765            493            354
Gains on sales of securities                                                         880              0             52
-------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                     9,990          7,707          6,607
=========================================================================================================================

Noninterest Expenses
-------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                                                    16,702         12,491          9,486
Occupancy                                                                          3,420          2,403          2,133
Furniture and equipment                                                            1,844          1,523          1,402
Advertising and marketing                                                          2,425          2,181          1,722
Data processing                                                                    2,148          1,890          1,313
Postage and supplies                                                                 986            862            846
Other                                                                              4,985          4,078          3,610
-------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                                  32,510         25,428         20,512
=========================================================================================================================
Income before income taxes                                                         9,675          8,545          6,680
Provision for federal income taxes                                                 3,118          2,871          2,232
-------------------------------------------------------------------------------------------------------------------------
      Net income                                                                 $ 6,557        $ 5,674        $ 4,448
=========================================================================================================================

Net Income per Common Share
-------------------------------------------------------------------------------------------------------------------------
     Basic                                                                         $2.88          $2.58          $2.14
     Diluted                                                                       $2.68          $2.37          $1.94
=========================================================================================================================

                                                 See accompanying notes

38

Consolidated Statements of Stockholders Equity

                                                                                                     Accumulated Other
                                                 Preferred    Common                     Retained      Comprehensive
(dollars in thousands )                            Stock       Stock     Surplus         Earnings      Income (Loss)    Total
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2000                                  $400        $1,749      $20,861         $4,334          $(676)      $26,668
=================================================================================================================================
Comprehensive income:
   Net income                                         -             -            -          4,448              -         4,448
   Change in unrealized gains (losses) on
     securities, net of taxes and reclassification
     adjustment                                       -             -            -              -            565           565
                                                                                                                       ----------
Total comprehensive income                                                                                               5,013
                                                                                                                       ----------
Dividends declared on preferred stock                 -             -            -            (80)             -           (80)
Common stock of 23,231 shares issued under
   stock option plans                                 -            24          193              -              -           217
Income tax benefit of stock options exercised                       -           78              -              -            78
Common stock of 290 shares issued under
   employee stock purchase plan                       -             -            9              -              -             9
Proceeds from issuance of 20,016 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan               -            20          678              -              -           698
5% common stock dividend and cash paid in
   lieu of fractional shares (89,378 shares issued)   -            89        3,444         (3,543)             -           (10)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                  $400        $1,882      $25,263         $5,159         $ (111)      $32,593
=================================================================================================================================
Comprehensive income:
   Net income                                         -             -            -          5,674              -         5,674
   Change in unrealized gains (losses) on
     securities, net of taxes and reclassification
     adjustment                                       -             -            -              -          1,631         1,631
                                                                                                                       ----------
Total comprehensive income                                                                                               7,305
                                                                                                                       ----------
Dividends declared on preferred stock                 -             -            -            (80)             -           (80)
Common stock of 112,379 shares issued under
   stock option plans                                 -           113        1,625              -              -         1,738
Income tax benefit of stock options exercised         -                        378              -              -           378
Common stock of 440 shares issued under
   employee stock purchase plan                       -             -           19              -              -            19
Proceeds from issuance of 21,733 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan               -            22          846              -              -           868
5% common stock dividend and cash paid in
   lieu of fractional shares (100,577 shares issued)  -           100        3,778         (3,887)             -            (9)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                  $400        $2,117      $31,909         $6,866        $ 1,520       $42,812
=================================================================================================================================
Comprehensive income:
   Net income                                         -             -            -          6,557              -         6,557
   Change in unrealized gains (losses) on
     securities, net of taxes and reclassification
     adjustment                                       -             -            -              -           (971)         (971)
                                                                                                                       ----------
Total comprehensive income                                                                                               5,586
                                                                                                                       ----------
Dividends declared on preferred stock                 -             -            -            (80)             -           (80)
Common stock of 48,226 shares issued under
   stock option plans                                 -            48          508              -              -           556
Income tax benefit of stock options exercised                       -          178              -              -           178
Common stock of 110 shares issued under
   employee stock purchase plan                       -             -            4              -              -             4
Proceeds from issuance of 16,950 shares of
   common stock in connection with dividend
   reinvestment and stock purchase plan               -            17          660              -              -           677
5% common stock dividend and cash paid in
   lieu of fractional shares (109,430 shares issued)  -           110        5,466         (5,585)             -            (9)
---------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                  $400        $2,292      $38,725         $7,758           $549       $49,724
=================================================================================================================================

                                                 See accompanying notes

                                                                                                                      39

Consolidated Statements of Cash Flows

                                                                                        Year Ended December 31,
(in thousands)                                                                     2003          2002           2001
-------------------------------------------------------------------------------------------------------------------------
Operating Activities
-------------------------------------------------------------------------------------------------------------------------
Net income                                                                       $ 6,557        $ 5,674        $ 4,448
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses                                                       1,695          1,435          1,469
Provision for depreciation and amortization                                        1,831          1,484          1,403
   Deferred income taxes                                                             285             68           (251)
   Amortization of securities premiums and accretion of discounts, net3,036          926            219
   Gains on sales of securities                                                     (880)             0            (52)
   Proceeds from sales of loans                                                  106,950         67,794         48,887
   Loans originated for sale                                                    (104,835)       (70,154)       (50,944)
   Gains on sales of loans                                                          (765)          (493)          (354)
   (Increase) decrease in other assets                                           (10,724)            93           (733)
   Increase (decrease) in other liabilities                                          (93)         1,272            724
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                    3,057          8,099          4,816

Investing Activities
-------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
   Proceeds from principal repayments and maturities                              45,855         34,681         18,589
   Purchases                                                                    (148,228)       (29,121)       (88,112)
Securities available for sale:
   Proceeds from principal repayments and maturities                             191,681         77,946         43,922
   Proceeds from sales                                                             8,294              0          7,497
Purchases                                                                       (273,431)      (176,945)       (64,833)
Net (purchase) redemption of restricted investments in bank stock(3,182)             548           (305)
Proceeds from sale of loans receivable                                                 0              0          3,255
Net increase in loans receivable                                                (107,897)       (27,040)       (56,254)
Purchases of premises and equipment                                              (13,600)        (6,306)        (6,353)
-------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                     (300,508)      (126,237)      (142,594)

Financing Activities
-------------------------------------------------------------------------------------------------------------------------
Net increase in demand, interest checking,
   money market, and savings deposits                                            166,787        159,992        102,383
Net increase in time deposits                                                     12,785          5,225         12,772
Net increase in short-term borrowings                                             79,000              0              0
Proceeds from issuance of trust capital securities                                     0              0          8,000
Proceeds from common stock options exercised                                         556          1,738            217
Proceeds from dividend reinvestment and common stock purchase plan  677              868            698
Cash dividends on preferred stock and cash in lieu of fractional shares              (89)           (90)           (86)
-------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  259,716        167,733        123,984
-------------------------------------------------------------------------------------------------------------------------

Increase (decrease) in cash and cash equivalents                                 (37,735)        49,595        (13,794)
Cash and cash equivalents at beginning of year                                    75,450         25,855         39,649
-------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at year-end                                      $37,715        $75,450        $25,855
=========================================================================================================================

                                                 See accompanying notes.

40


Notes to Consolidated Financial Statements

December 31, 2003

1.   Significant Accounting Policies
--------------------------------------------------------------------------------

Nature of Operations and Basis of Presentation

The consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiaries Commerce Bank/Harrisburg, N.A. (Commerce or Bank), Commerce Harrisburg Capital Trust I (Trust I) and Commerce Harrisburg Capital Trust II (Trust II). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

The Company is a one-bank holding company headquartered in Camp Hill, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, and Reading markets of South Central Pennsylvania.

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

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the South Central Pennsylvania Region. Note 3 discusses the types of securities that the Company invests in. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one industry or customer.

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

Notes to Consolidated Financial Statements


The allowance consists of specific and general components. The specific component relates to loans that are classified impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Additionally, the general component is maintained to cover uncertainties that could affect management's estimates of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

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

Loans Held for Sale

Loans held for sale are comprised of residential loans and student loans that the Company originates with the intention of selling in the future. These loans are carried at the lower of cost or estimated fair value, calculated in the aggregate.

Restricted Investments in Bank Stock

Restricted investments in bank stocks include Federal Home Loan Bank (FHLB) and Federal Reserve Bank Stocks. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. The stock is carried at cost.

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

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization are determined on the straight-line methods for financial reporting purposes, and accelerated methods for income tax purposes.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value less cost to sell. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in other assets.

                                      Notes to Consolidated Financial Statements


Transfers of Financial Assets

Transfers of financial assets, including sales of loans and loan participations, are accounted for as sales, when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends declared through January 30, 2004.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2003, 2002, and 2001 for interest was $12.0 million, $14.3 million, and $16.2 million respectively. Income taxes paid totaled $2.5 million, $2.6 million, and $2.4 million in 2003, 2002, and 2001, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued to directors, officers, and key employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro-forma information is presented in the following table.

-------------------------------------------------------------------
                                      Year Ended December 31,
(in thousands)                         2003     2002    2001
-------------------------------------------------------------------
Net income:
    As reported                       $6,557    $5,674   $4,448
Total stock-based compensation
    cost, net of tax, that would
    have been included in the
    determination of net income
    if the fair value based
    method had been applied
    to all awards                       (814)   (1,434)    (952)
-------------------------------------------------------------------
    Pro-forma                          5,743     4,240    3,496
-------------------------------------------------------------------
Reported earnings per share:
    Basic                              $2.88     $2.58    $2.14
    Diluted                             2.68      2.37     1.94
-------------------------------------------------------------------
Pro-forma earnings per share:
    Basic                              $2.51     $1.92    $1.67
    Diluted                             2.34      1.76     1.51
===================================================================

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2003, 2002, and 2001 respectively: risk-free interest rates of 3.4%, 4.7% and 4.8%; volatility factors of the expected market price of the Company's common stock of .21, .33, and .28; weighted-average expected life of the options of 10 years; and no cash dividends.

Had compensation costs for stock options granted in 2003, 2002 and 2001 been determined based on the fair value at the grant dates for awards under the plan consistent with the provisions of SFAS No. 123, the Company's net income and earnings per share for the years ended December 31, 2003, 2002 and 2001 would have been reduced to the proforma amounts indicated.

New Accounting Standards

In November 2002, the Financial Accounting Standards Board (FASB) issued FASB Interpretation No. 45 (FIN 45), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others." This Interpretation expands the disclosures to

Notes to Consolidated Financial Statements


be made by a guarantor in its financial statements about its obligations under certain guarantees and requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain specified guarantees. Under FIN 45, the Company does not issue any guarantees that would require liability recognition or disclosure, other than its standby letters of credit, as discussed in Note 5. Adoption of FIN 45 did not have a significant impact on the Company's financial condition or results of operations.

In January 2003, the Financial Accounting Standards Board issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51." FIN 46 was revised in December 2003. This Interpretation provides new guidance for the consolidation of variable interest entities (VIEs) and requires such entities to be consolidated by their primary beneficiaries if the entities do not effectively disperse risk among parties involved. The Interpretation also adds disclosure requirements for investors that are involved with unconsolidated VIEs. The disclosure requirements apply to all financial statements issued after December 31, 2003. The consolidation requirements apply to companies that have interests in special-purpose entities for periods ending after December 15, 2003. Consolidation of other types of VIEs is required in financial statements for periods ending after March 15, 2004.

In its current form, FIN 46 will require the Company to deconsolidate its investment in Trust I and Trust II after the March 15, 2004 effective date. The deconsolidation of subsidiary trusts of bank holding companies formed in connection with the issuance of trust preferred securities, like Trust I and Trust II, appears to be an unintended consequence of FIN 46. Upon adoption of FIN 46 as of March 31, 2004, the trusts will be deconsolidated and the junior subordinated debentures will be reported in the balance sheet as "Long-term debt." The Company's equity interest in the trusts, which is not significant, will be reported in "Other assets." In July 2003, the Board of Governors of the Federal Reserve System issued a supervisory letter instructing bank holding companies to continue to include the trust preferred securities in their Tier 1 capital for regulatory capital purposes until notice is given to the contrary. The Federal Reserve intends to review the regulatory implications of any accounting treatment changes and, if necessary or warranted, provide further appropriate guidance. If the outcome is that Trust I and Trust II are no longer included in consolidated results, the Corporation will still meet all regulatory capital requirements to which they are subject.

In April 2003, the Financial Accounting Standards Board (FASB) issued Statement No. 149, "Amendment of Statement No. 133, Accounting for Derivative Instruments and Hedging Activities." This Statement clarifies the definition of a derivative and incorporates certain decisions made by the Board as part of the Derivatives Implementation Group process. This Statement is effective for contracts entered into or modified and for hedging relationships designated after June 30, 2003 and should be applied prospectively. The provisions of the Statement that relate to implementation issues addressed by the Derivatives Implementation Group that have been effective should continue to be applied in accordance with their respective dates. Adoption of this standard did not have an impact on the Company's financial condition or results of operations.

In May 2003, the Financial Accounting Standards Board issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." This Statement requires that an issuer classify a financial instrument that is within its scope as a liability. Many of these instruments were previously classified as equity. This Statement was effective for financial instruments entered into or modified after May 31, 2003 and otherwise was effective beginning July 1, 2003. The adoption of this standard did not have an impact on the Company's financial condition or results of operations.

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

2.   Restrictions  on Cash and Due From Bank Accounts
--------------------------------------------------------------------------------

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2003 and 2002 was approximately $6.5 million and $4.3 million, respectively.

                                      Notes to Consolidated Financial Statements


3.   Securities
--------------------------------------------------------------------------------

The amortized cost and fair value of securities are summarized in the following tables.

------------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2003
------------------------------------------------------------------------------------------------------------------
                                                                      Gross           Gross
                                                 Amortized         Unrealized      Unrealized           Fair
(in thousands)                                     Cost               Gains          Losses             Value
------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities                 $ 24,000            $ 10            $ (438)         $ 23,572
Mortgage-backed securities                         248,555           1,726              (683)          249,598
Corporate debt securities                            2,013             217                 0             2,230
------------------------------------------------------------------------------------------------------------------
     Total                                        $274,568          $1,953           $(1,121)         $275,400
==================================================================================================================

Held to Maturity
U.S. Government Agency securities                 $ 40,010           $ 243            $ (734)         $ 39,519
Municipal securities                                 6,845             107              (198)            6,754
Mortgage-backed securities                         135,925           1,609            (1,044)          136,490
Corporate debt securities                           17,083           1,722                 0            18,805
------------------------------------------------------------------------------------------------------------------
     Total                                        $199,863          $3,681           $(1,976)         $201,568
==================================================================================================================

------------------------------------------------------------------------------------------------------------------
                                                                        December 31, 2002
------------------------------------------------------------------------------------------------------------------
                                                                      Gross           Gross
                                                 Amortized         Unrealized      Unrealized           Fair
(in thousands)                                     Cost               Gains          Losses             Value
------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities                 $ 12,307           $ 204               $ 0          $ 12,511
Mortgage-backed securities                         184,793           2,203              (526)          186,470
Corporate debt securities                            6,033             422                 0             6,455
------------------------------------------------------------------------------------------------------------------
     Total                                        $203,133          $2,829            $ (526)         $205,436
==================================================================================================================

Held to Maturity
U.S. Government Agency securities                 $ 10,005           $ 525               $ 0          $ 10,530
Municipal securities                                 1,996              79                 0             2,075
Mortgage-backed securities                          63,909           2,284                (8)           66,185
Corporate debt securities                           21,715             795              (264)           22,246
------------------------------------------------------------------------------------------------------------------
     Total                                        $ 97,625          $3,683            $ (272)         $101,036
==================================================================================================================

The amortized cost and fair value of debt securities at December 31, 2003 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------
                                                      Held to Maturity                    Available for Sale
------------------------------------------------------------------------------------------------------------------
                                                  Amortized         Fair             Amortized           Fair
(in thousands)                                      Cost            Value              Cost              Value
------------------------------------------------------------------------------------------------------------------
Due in one year or less                             $ 1,100         $ 1,128                $ 0              $ 0
Due after one year through five years                 4,534           4,901                  0                0
Due after five years through ten years               18,956          18,910              5,000            4,899
Due after ten years                                  39,348          40,139             21,013           20,903
------------------------------------------------------------------------------------------------------------------
                                                     63,938          65,078             26,013           25,802
Mortgage-backed securities                          135,925         136,490            248,555          249,598
------------------------------------------------------------------------------------------------------------------
     Total                                         $199,863        $201,568           $274,568         $275,400
==================================================================================================================

Gross gains of $640,000 and gross losses of $0 were realized on sales of securities available for sale in 2003. Additionally, gross gains of $240,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of securities held to maturity consisted of $4.5 million of corporate bonds which were sold solely due to a continued deterioration in the issuer's creditworthiness over the past three years. The securities were sold prior to December 31, 2003 and settled in January 2004.

There were no sales of securities available for sale in 2002. Gross gains of $53,000 and gross losses of $1,000 were realized on sales of securities available for sale in 2001.

At December 31, 2003 and 2002 securities with a fair value of $257.1 million and $200.1 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

--------------------------------------------------------------------------------------------------------------------------------
                                               Less than 12 months            12 months or more                  Total
                                               Fair      Unrealized         Fair      Unrealized          Fair       Unrealized
 (in thousands)                                Value       Losses           Value       Losses            Value        Losses
--------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities             $ 13,562       $ (438)           $ -          $ -        $ 13,562       $ (438)
Mortgage-backed securities                      84,564         (639)         4,684          (44)         89,248         (683)
Corporate debt securities                            -            -              -            -               -            -

Held to Maturity
U.S. Government Agency securities               29,272         (734)             -            -          29,272         (734)
Municipal securities                             4,650         (198)             -            -           4,650         (198)
Mortgage-backed securities                      53,408       (1,044)             -            -          53,408       (1,044)
Corporate debt securities                            -            -              -            -               -            -
--------------------------------------------------------------------------------------------------------------------------------
   Total temporarily impaired securities      $185,456      $(3,053)        $4,684         $(44)       $190,140      $(3,097)
================================================================================================================================

The table above represents 48 securities where the current fair value is less than the related amortized cost.

In management's opinion, the unrealized losses reflects changes in interest rates subsequent to the acquisition of specific securities and represent temporary impairment of the securities.

                                      Notes to Consolidated Financial Statements


4.   Loans Receivable and Allowance for Loan Losses
--------------------------------------------------------------------------------

A summary of loans receivable is as follows:

------------------------------------------------------------------
                                           December 31,
(in thousands)                           2003         2002
------------------------------------------------------------------
Real Estate:
    Commercial Mortgage                $194,609    $144,959
    Construction and land
       development                       26,895      31,034
    Residential Mortgage                 72,713      66,190
    Tax-Exempt                            5,720       5,629
Commercial Business                      58,894      49,226
Consumer                                 71,007      34,598
Lines of Credit                          46,106      37,245
------------------------------------------------------------------
                                        475,944     368,881
Less: Allowance for Loan Losses           6,007       5,146
------------------------------------------------------------------
Net Loans Receivable                   $469,937    $363,735
------------------------------------------------------------------


The following is a summary of the transactions in the allowance for loan losses.

-----------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2003     2002    2001
-----------------------------------------------------------------
Balance at beginning of year       $5,146   $4,544   $3,732
Provision charged to expense        1,695    1,435    1,469
Recoveries                            266      116       24
Loans charged off                  (1,100)    (949)    (681)
-----------------------------------------------------------------
Balance at end of year             $6,007   $5,146   $4,544
=================================================================

At December 31, 2003 and 2002, the recorded investment in loans considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan" totaled $9.8 million and $1.5 million, respectively. At December 31, 2003, $2.5 million of impaired loans have a specific valuation allowance of $1.5 million as compared to $934,000 of impaired loans having a specific valuation allowance of $481,000 at December 31, 2002. Total non-accrual loans at December 31, 2003 and 2002 totaled $787,000 and $1.6 million, respectively. Loans past due 90 days or more and still accruing totaled $385,000 at December 31, 2003 and $55,000 at December 31, 2002.

Impaired loans averaged approximately $5.5 million, $1.5 million and $531,000 during 2003, 2002 and 2001, respectively. Interest income recognized on these loans amounted to $41,000, $79,000 and $33,000 during 2003, 2002 and 2001, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $14.0 million and $11.3 million at December 31, 2003 and 2002, respectively. During 2003, $7.8 million of new advances were made and repayments totaled $5.1 million.

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

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2003 for guarantees under standby letters of credit issued is not material.

Notes to Consolidated Financial Statements


The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

--------------------------------------------------------------
                                          December 31,
(in thousands)                         2003           2002
--------------------------------------------------------------

Commitments to grant loans             $ 452        $ 1,628
Unfunded commitments
  of existing loans                  109,648         68,105
Standby letters of credit              8,426          7,265
--------------------------------------------------------------
Total                               $118,526        $76,998
==============================================================

6.   Concentrations of Credit Risk
--------------------------------------------------------------------------------

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon and Berks counties of Pennsylvania where it has full-service branch locations. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $238 million at December 31, 2003.

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

7.   Bank Premises, Equipment and Leases
--------------------------------------------------------------------------------

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives of the related assets:

---------------------------------------------------------------------
                                                      Years
---------------------------------------------------------------------
   Buildings and leasehold improvements                2 - 39.5
   Furniture, fixtures and equipment                   5 - 10
   Computer equipment and software                     3 - 5
---------------------------------------------------------------------

A summary of premises and equipment is as follows:

---------------------------------------------------------------------
                                            December 31,
(in thousands)                            2003         2002
---------------------------------------------------------------------
Land                                    $ 7,753      $ 4,211
Buildings                                26,398       19,941
Leasehold improvements                    2,618        1,919
Furniture, fixtures, and equipment       11,609        8,956
---------------------------------------------------------------------
                                         48,378       35,027
Less accumulated depreciation
  and amortization                       10,200        8,618
---------------------------------------------------------------------
                                        $38,178      $26,409
=====================================================================

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2023. Total rental expense for operating leases in 2003, 2002, and 2001 was $1.4 million, $1.1 million, and $908,000, respectively. At December 31, 2003, future minimum lease payments for noncancelable operating leases are payable as follows:

--------------------------------------------------------------
(in thousands)
--------------------------------------------------------------
2004                                               $ 1,618
2005                                                 1,359
2006                                                 1,259
2007                                                 1,215
2008                                                 1,026
Thereafter                                          10,249
--------------------------------------------------------------
Total minimum lease payments                       $16,726
==============================================================

8.   Deposits
--------------------------------------------------------------------------------

The composition of deposits is as follows:

-----------------------------------------------------------------
                                              December 31,
(in thousands)                             2003         2002
-----------------------------------------------------------------
Demand                                   $170,414    $127,199
Interest checking and money market        312,282     214,293
Savings                                   241,603     216,020
Time certificates $100,000 or more         91,399      79,870
Other time certificates                    90,829      89,573
-----------------------------------------------------------------
                                         $906,527    $726,955
=================================================================

                                      Notes to Consolidated Financial Statements


At December 31, 2003, the scheduled maturities of time deposits are as follows:

-----------------------------------------------------------------
(in thousands)
-----------------------------------------------------------------
2003                                              $135,853
2004                                                15,635
2005                                                 8,176
2006                                                14,257
2007                                                 8,307
-----------------------------------------------------------------
                                                  $182,228
-----------------------------------------------------------------

9.   Short-term Borrowings
--------------------------------------------------------------------------------

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $215 million and certain qualifying assets of the Bank collateralize the line. At December 31, 2003, there was $39 million outstanding on this line of credit at a rate of 1.06%. The Bank has availability under two repurchase agreements to borrow up to $45 million of which $40 million was outstanding as of December 31, 2003 at a rate of 1.23%. The Company has $45 million in securities pledged at December 31, 2003 under the repurchase agreements. These securities are under the Company's control. In addition, the Bank has a line of credit of $10 million from another bank all of which was available as of December 31, 2003. There were no short-term borrowings outstanding at December 31, 2002.


10.  Long-term Debt
--------------------------------------------------------------------------------

On June 15, 2000, the Company issued $5 million of 11% Trust Capital Securities to Commerce Bancorp, Inc. through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

On September 28, 2001, the Company issued $8 million of 10% Trust Capital Securities to Commerce Bancorp, Inc. through Trust II, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as the Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in the Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

11.  Income Taxes
--------------------------------------------------------------------------------

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

---------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2003     2002    2001
---------------------------------------------------------------
Provision at statutory rate
  on pre-tax income                $3,289   $2,905   $2,271
Tax-exempt income on
  loans and investments              (218)     (76)     (73)
Other                                  47       42       34
---------------------------------------------------------------
                                   $3,118   $2,871   $2,232
===============================================================

Notes to Consolidated Financial Statements


The components of income tax expense are as follows:

---------------------------------------------------------------
                                    Year Ended December 31,
(in thousands)                       2003     2002    2001
---------------------------------------------------------------
Current                            $2,833   $2,803   $2,483
Deferred                              285       68     (251)
---------------------------------------------------------------
                                   $3,118   $2,871   $2,232
===============================================================

The components of the net deferred tax assets were as follows:

---------------------------------------------------------------
                                             December 31,
(in thousands)                             2003        2002
---------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses             $2,042      $1,749
    Other                                     59          41
---------------------------------------------------------------
Total deferred tax assets                 $2,101      $1,790
---------------------------------------------------------------
Deferred tax liabilities:
    Premises and equipment                (1,178)       (583)
    Unrealized gains on securities          (283)       (783)
    Prepaid expenses                         (84)        (83)
---------------------------------------------------------------
Total deferred tax liabilities            (1,545)     (1,449)
---------------------------------------------------------------
Net deferred tax assets                    $ 556       $ 341
===============================================================

Income taxes of $299,000, $0 and $18,000 were recognized on net securities gains in 2003, 2002, and 2001 respectively. During 2003, 2002 and 2001, the Company received a deduction on its federal income tax return totalling $178,000, $378,000, and $78,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.


12.  Stockholders Equity
--------------------------------------------------------------------------------

At December 31, 2003, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 143,666 shares (adjusted for common stock dividends) of the Company's common stock, exercisable at $6.95 per share (adjusted for common stock dividends), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2003 or 2002. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per quarter (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 17,060 and 22,173 common shares were issued pursuant to this plan in 2003 and 2002, respectively. At December 31, 2003, the Company had reserved approximately 430,000 common shares to be issued in connection with the plan.

On January 30, 2002, the Board of Directors declared a 5% common stock dividend payable on February 25, 2002, to stockholders of record on February 11, 2002. Payment of the stock dividend resulted in the issuance of approximately 89,000 additional common shares.

On January 24, 2003, the Board of Directors declared a 5% common stock dividend payable on February 24, 2003, to stockholders of record on February 7, 2003. Payment of the stock dividend resulted in the issuance of approximately 101,000 additional common shares.

On January 23, 2004, the Board of Directors declared a 5% common stock dividend payable on February 23, 2004, to stockholders of record on February 6, 2004. Payment of the stock dividend resulted in the issuance of approximately 109,000 additional common shares.

All common stock and per share data included in these financial statements have been restated for these stock dividends.

                                      Notes to Consolidated Financial Statements


13.  Earnings per Share
--------------------------------------------------------------------------------

The following table sets forth the computation of basic and diluted earnings per share.

-----------------------------------------------------------------------------------------------------------------------------------
                                                                 For the Year Ended December 31,
                                              2003                            2002                            2001
(in thousands except                                  Per Share                       Per Share                        Per Share
  per share amounts)                Income   Shares    Amount        Income   Shares   Amount        Income    Shares   Amount
-----------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Net income                       $6,557                            $5,674                           $4,448
   Preferred stock dividends           (80)                              (80)                             (80)
-----------------------------------------------------------------------------------------------------------------------------------
     Income available to
       common stockholders           6,477    2,253     $2.88          5,594   2,166    $2.58           4,368    2,043   $2.14
-----------------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Stock options                                165                              198                               204
-----------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
     Income available to
       common stockholders
       plus assumed conversions     $6,477    2,418     $2.68         $5,594   2,364    $2.37          $4,368    2,247   $1.94
===================================================================================================================================

All options outstanding were included in the computation of diluted EPS for the year ended December 31, 2003, and year ended December 31, 2002 because the options' exercise price was lower than the average market price of the common shares.

Options to purchase 91,742 shares of common stock at $31.10, which were outstanding during 2001, were not included in the computation of diluted EPS for the year ended December 31, 2001 because the options' exercise price was greater than the average market price of the common shares.

14.  Stock Option Plans
--------------------------------------------------------------------------------

The 1996 Employee Stock Option Plan covers 527,369 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and key employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant.

In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The Plan covers 121,550 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank.

The Company has adopted the disclosure-only provisions of Standards of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation costs have been recognized for options granted in 2003, 2002, or 2001.

Notes to Consolidated Financial Statements


Stock options transactions under the Plans were as follows:

-------------------------------------------------------------------------------------------------------------------------------
                                                                            Year Ended December 31,
                                                          2003                       2002                     2001
-------------------------------------------------------------------------------------------------------------------------------
                                                            Weighted Avg.             Weighted Avg.             Weighted Avg.
                                                  Options  Exercise Price    Options Exercise Price    Options Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                   442,494     $18.81        577,737     $17.83        507,071      $14.83
Granted                                             93,720      35.96         14,555      34.69        104,602       30.30
Exercised                                          (53,289)     12.13       (123,982)     14.03        (26,528)       8.11
Forfeited                                           (8,791)     32.92        (25,816)     29.13         (7,408)      22.89
-------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                         474,134     $22.67        442,494     $18.81        577,737      $17.83
-------------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                         367,393     $19.15
Options available for grant at December 31         185,180
Weighted-average fair value
     of options granted during the year                        $12.54                    $17.94                     $17.73
-------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2003 are presented in the following table.

-------------------------------------------------------------------------------------------------------------------------------
                                                                         As of December 31, 2003
-------------------------------------------------------------------------------------------------------------------------------
                                                  Options      Weighted Avg.     Weighted Avg.      Options     Weighted Avg.
                                                Outstanding   Exercise Price   Contractual Life   Exercisable  Exercise Price
-------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
     ranging from $4.18 to $15.00                  128,685         $ 9.35         2.6 Years         128,685        $ 9.35
Options with exercise prices
     ranging from $15.01 to $25.00                 178,205          21.70         5.7 Years         172,882         21.63
Options with exercise prices
     ranging from $25.01 to $36.05                 167,244          33.93         9.1 Years          65,826         31.76
-------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
     prices ranging from $4.18 to $36.05           474,134         $22.67         6.0 Years         367,393        $19.15
===============================================================================================================================

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2003, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

                                      Notes to Consolidated Financial Statements


The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2003 and 2002 for the Company and the Bank.

---------------------------------------------------------------------------------------------------------------------------------
                                                                                                        To Be Well Capitalized
                                                                                For Capital             Under Prompt Corrective
                                                       Actual                Adequacy Purposes             Action Provisions
---------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)                          Amount       Ratio           Amount        Ratio          Amount       Ratio
---------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2003
  Risked based capital ratios:
    Total capital                               $68,191      10.49%      => $  52,000   =>  8.0%    =>    N/A         N/A
    Tier 1 capital                               62,184       9.57       =>    26,000   =>  4.0     =>    N/A         N/A
    Leverage ratio                               62,184       6.19       =>    40,198   =>  4.0     =>    N/A         N/A
---------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2003
  Risked based capital ratios:
    Total capital                               $67,714      10.42%      => $  51,992   =>  8.0%    =>   $64,990      =>10.0%
    Tier 1 capital                               61,707       9.49       =>    25,996   =>  4.0     =>    38,994      => 6.0
    Leverage ratio                               61,707       6.14       =>    40,173   =>  4.0     =>    50,216      => 5.0
---------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2002
  Risked based capital ratios:
    Total capital                               $59,438      12.22%      => $  38,907   =>  8.0%    =>    N/A         N/A
    Tier 1 capital                               54,292      11.16       =>    19,454   =>  4.0     =>    N/A         N/A
    Leverage ratio                               54,292       7.00       =>    31,012   =>  4.0     =>    N/A         N/A
---------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2002
  Risked based capital ratios:
    Total capital                               $59,160      12.17%      => $  38,897   =>  8.0%    =>   $48,622      =>10.0%
    Tier 1 capital                               54,014      11.11       =>    19,449   =>  4.0     =>    29,173      => 6.0
    Leverage ratio                               54,014       6.97       =>    30,988   =>  4.0     =>    38,735      => 5.0
=================================================================================================================================


16.  Employee Benefit Plan
--------------------------------------------------------------------------------

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2003, 2002, and 2001, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $96,000, $98,000, and $84,000 in 2003, 2002, and 2001, respectively.


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

----------------------------------------------------------------
                                   Year Ended December 31,
(in thousands)                      2003     2002     2001
----------------------------------------------------------------
Unrealized holding gains (losses)
  arising during the year         $ (831)   $2,471    $ 908
Less reclassification adjustment
  for gains (losses) included in
  net income                         640         0       52
----------------------------------------------------------------
Net unrealized gains (losses)     (1,471)    2,471      856
Tax (expense) benefit                500      (840)    (291)
----------------------------------------------------------------
Net of tax amount                 $ (971)   $1,631    $ 565
================================================================

Notes to Consolidated Financial Statements


18.  Commitments and Contingencies
--------------------------------------------------------------------------------

The Company has entered into an agreement to purchase the land located at the corner of Friendship Road and TecPort Drive in Swatara Township, Dauphin County, Pennsylvania. The Company plans to construct a Headquarters/Operations Facility on this property to be opened in 2005.

In January 2004, the Company entered into an agreement for naming rights to Commerce Bank Park (formerly known as Riverside Stadium) located on Harrisburg City Island, Harrisburg, Pennsylvania. Commerce Bank Park is home of the Harrisburg Senators, a AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term.

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

19.  Related Party Transactions
--------------------------------------------------------------------------------

Commerce Bancorp, Inc. (an 8.4% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the branch LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, and advertising support. The Company paid approximately $1.4 million, $1.2 million, and $622,000 for services provided by Commerce Bancorp, Inc. during 2003, 2002, and 2001, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2003 and 2002, approximately $2.6 million and $8.6 million, respectively, of these participations were outstanding.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $10.0 million, which could be drawn upon if needed. The balance at December 31, 2003 and 2002 on this line was $0.

The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $271,000, $557,000 and $547,000, in 2003, 2002 and 2001, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.


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

                                      Notes to Consolidated Financial Statements


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

Short-term Borrowings

The carrying amounts reported approximate those liabilities' fair value.

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

------------------------------------------------------------------------------------------------------------------------------
                                                                      2003                                   2002
------------------------------------------------------------------------------------------------------------------------------
                                                          Carrying             Fair              Carrying           Fair
(in thousands)                                             Amount              Value              Amount            Value
------------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                              $ 37,715          $ 37,715             $ 75,450         $ 75,450
Securities                                                  475,263           476,968              303,061          306,472
    Loans, net (including loans held for sale)              479,101           496,026              374,249          393,618
    Restricted investments in bank stock                      5,227             5,227                2,045            2,045
    Accrued interest receivable                               4,998             4,998                3,675            3,675
------------------------------------------------------------------------------------------------------------------------------
Financial liabilities:
    Deposits                                               $906,527          $908,618             $726,955         $726,070
Long-term debt                                               13,000            15,610               13,000           15,231
    Short-term borrowings                                    79,000            79,000                    0                0
    Accrued interest payable                                    470               470                  832              832
------------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments:
    Standby letters of credit                                   $ 0               $ 0                  $ 0              $ 0
    Commitments to extend credit                                  0                 0                    0                0
==============================================================================================================================

Notes to Consolidated Financial Statements


21.  Quarterly Financial Data (unaudited)
--------------------------------------------------------------------------------

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

-----------------------------------------------------------------------------------------------------------------------------
                                                                                  Three Months Ended
-----------------------------------------------------------------------------------------------------------------------------
                                                         December 31       September 30           June 30         March 31
-----------------------------------------------------------------------------------------------------------------------------
2003
Interest income                                            $12,798            $10,839             $11,127          $10,778
Interest expense                                             2,857              2,689               2,932            3,174
Net interest income                                          9,941              8,150               8,195            7,604
Provision for loan losses                                      495                350                 525              325
Gains on sales of investment securities                        592                288                   0                0
Provision for federal income taxes                             813                710                 801              794
Net income                                                   1,725              1,526               1,658            1,648
Net income per share:
   Basic                                                    $ 0.75             $ 0.67              $ 0.73           $ 0.73
   Diluted                                                    0.69               0.62                0.68             0.68


-----------------------------------------------------------------------------------------------------------------------------

2002
Interest income                                            $10,992            $10,788             $10,342           $9,873
Interest expense                                             3,505              3,615               3,599            3,575
Net interest income                                          7,487              7,173               6,743            6,298
Provision for loan losses                                      345                375                 280              435
Gains on sales of investment securities                          0                  0                   0                0
Provision for federal income taxes                             799                741                 682              649
Net income                                                   1,570              1,467               1,347            1,290
Net income per share:
   Basic                                                    $ 0.70             $ 0.65              $ 0.62           $ 0.61
   Diluted                                                    0.65               0.60                0.55             0.54
-----------------------------------------------------------------------------------------------------------------------------

                                      Notes to Consolidated Financial Statements


22.  Condensed Financial Statements of Parent Company

Balance Sheets

                                                                 December 31,         December 31,
(in thousands)                                                       2003                 2002
----------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                  $ 518                $ 252
Investment in subsidiaries:
   Banking subsidiary                                                62,256               55,534
   Non-banking subsidiaries                                             600                  600
Other assets                                                            107                  128
----------------------------------------------------------------------------------------------------
Total Assets                                                        $63,481              $56,514
----------------------------------------------------------------------------------------------------
LIABILITIES
Long-term debt                                                      $13,000              $13,000
Other liabilities                                                       757                  702
----------------------------------------------------------------------------------------------------
   Total liabilities                                                 13,757               13,702
====================================================================================================
STOCKHOLDERS' EQUITY
Preferred stock                                                         400                  400
Common stock                                                          2,292                2,117
Surplus                                                              38,725               31,909
Retained earnings                                                     7,758                6,866
Accumulated other comprehensive loss                                    549                1,520
----------------------------------------------------------------------------------------------------
   Total stockholders' equity                                        49,724               42,812
----------------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity                            $63,481              $56,514
====================================================================================================


Statements of Income

                                                                                Year Ended December 31,
(in thousands)                                                       2003                 2002                   2001
--------------------------------------------------------------------------------------------------------------------------
Income:
   Dividends from bank subsidiary                                   $1,396               $1,226                  $ 794
   Interest income                                                      62                   62                     32
--------------------------------------------------------------------------------------------------------------------------
                                                                     1,458                1,288                    826
--------------------------------------------------------------------------------------------------------------------------
Expenses:
   Interest expense                                                  1,418                1,416                    793
   Other                                                               349                  258                    213
--------------------------------------------------------------------------------------------------------------------------
                                                                     1,767                1,674                  1,006
--------------------------------------------------------------------------------------------------------------------------
Income (loss) before income (taxes) benefit and equity
   in undistributed net income of subsidiaries                        (309)                (386)                  (180)
Income (taxes) benefit                                                 580                  548                    331
--------------------------------------------------------------------------------------------------------------------------
                                                                       271                  162                    151
Equity in undistributed net income of bank subsidiary                6,286                5,512                  4,297
--------------------------------------------------------------------------------------------------------------------------
Net income                                                          $6,557               $5,674                 $4,448
==========================================================================================================================

Notes to Consolidated Financial Statements


Statements of Cash Flows

                                                                               Year Ended December 31,
(in thousands)                                                       2003                 2002                   2001
-------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net Income                                                       $6,557                $5,674                $4,448
   Adjustments to reconcile net income to
    net cash provided by operating activities:
     Amortization of financing costs                                     6                     6                    10
     Increase in other liabilities                                      55                    30                   385
   Equity in undistributed net income of bank subsidiary            (6,286)               (5,512)               (4,297)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                              332                   198                   546
-------------------------------------------------------------------------------------------------------------------------
Investing Activities:
   Investment in bank subsidiary                                    (1,210)               (2,610)               (8,786)
   Investment in nonbank subsidiaries                                    0                     0                  (400)
-------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                             (1,210)               (2,610)               (9,186)
-------------------------------------------------------------------------------------------------------------------------
Financing Activities:
   Proceeds from common stock options exercised                        556                 1,738                   217
   Proceeds from issuance of long term debt                              0                     0                 8,000
   Proceeds from issuance of common stock under
      stock purchase plan                                              677                   868                   698
   Costs of issuing long term debt                                       0                     0                   (53)
   Cash dividends on preferred stock and
      cash in lieu of fractional shares                                (89)                  (90)                  (86)
-------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                            1,144                 2,516                 8,776
-------------------------------------------------------------------------------------------------------------------------
Increase in cash and cash equivalents                                  266                   104                   136
Cash and cash equivalents at beginning of the year                     252                   148                    12
-------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                             $ 518                 $ 252                 $ 148
=========================================================================================================================


Independent Auditors Report

To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the related consolidated statements of income, stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.


                                                    /s/ Beard Miller Company LLP

Harrisburg, Pennsylvania
January 30, 2004