Form 10-K, Exhibit 13
period 2004-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2005-03-31
CIK 1085706

Exhibit 13
                                                                      ----------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of income. This section should be read in conjunction with our consolidated financial statements and accompanying notes.

Executive Summary
-----------------

Our competitive strategy utilizes a retail model, which is built on the gathering and retention of low cost core deposits. Management believes deposit growth continues to be the primary driver of our success and that service and a superior retail experience, not interest rates, drives deposit growth. The consistent growth of low cost, long-term deposit relationships allows us to focus our investments on less risky loans and securities. In addition, our significant cash flow allows us ongoing reinvestment opportunities as interest rates change.

Total deposits increased $254.0 million from $906.5 million at December 31, 2003 to $1.16 billion at December 31, 2004. The growth in total deposits was due to a combination of growth from five new stores opened in the second half of 2003 and also from same store deposit growth of 28%. We measure same store deposit growth as the annual percentage increase in core deposits for store offices open two years or more. As of December 31, 2004, 16 of our 24 stores had been open for two years or more. Our core deposits include all deposits except for public fund time deposits.

During 2004 our total net loans (including loans held for sale) increased by $173.7 million from $479.1 million as of December 31, 2003 to $652.8 million at December 31, 2004. This growth was represented across all loan categories, reflecting a continuing commitment to the credit needs of our market areas. We have taken great strides over the past 24 months to strengthen the structure and depth of our lending function and we believe that the growth in total loans is a result of these efforts. In recent years, there has been significant consolidation in financial institutions in our market areas. We believe this consolidation has caused dislocation, and therefore has provided us with the opportunity to gain customers and hire experienced local banking professionals. Our loan to deposit ratio, which includes loans held for sale, at December 31, 2004 was 56.9%, as compared to 53.5% as of December 31, 2003.

During 2004 our total assets grew by $225.4 million from $1.05 billion at December 31, 2003 to $1.28 billion as of December 31, 2004. During this same time period, interest earning assets (primarily loans and investments) increased by $229.5 million from $972.8 million to $1.20 billion. The growth in earning assets was funded by the previously mentioned deposit growth of $254.0 million.

Net interest income grew by $12.7 million, or 37%, compared to 2003 almost entirely due to the increased volume in interest earning assets. Total revenues (net interest income plus noninterest income) increased by $14.0 million, or 32%, in 2004 compared to 2003 and net income increased by 31% from $6.6 million to $8.6 million. Diluted net income per share increased by 22%, from $1.34 to $1.63.

The 22% increase in diluted net income per share includes the impact of an additional 200,000 (adjusted for the two-for-one stock split) shares issued in September 2004 in connection with a private placement offering as well as an additional 920,000 shares (adjusted for the two-for-one stock split) resulting from our common stock offering during November 2004.

Per share data and other appropriate share information for all periods presented have been restated for the two-for-one stock split in the form of a 100% stock dividend paid on February 25, 2005.

The financial highlights for 2004 compared to 2003 are summarized below.


                                               December 31,               %
                                           2004           2003         Change
                                           ----           ----         ------
                                                  (dollars in millions)
         Total Assets                   $1,277.4       $ 1,052.0         21%
         Total Loans (Net)                 638.5           469.9         36%
         Total Deposits                  1,160.5           906.5         28%

                                               December 31,               %
                                           2004           2003         Change
                                           ----           ----         ------
                                    (dollars in millions except per share data)
         Total Revenues                   $ 57.9          $ 43.9         32%
         Net Income                          8.6             6.6         31%
         Net Income Per Share               1.63            1.34         22%


We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing market, and by filling gaps between existing store locations. We are targeting to open approximately four to six new stores in each of the next five years. We opened our second store in Lebanon county in October, giving us a total of 24 full-service stores as of December 31, 2004. In addition, to accommodate our growth we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in late 2005. As a result of our targeted growth, we expect that expenses related to salaries, employee benefits, occupancy, furniture and equipment, and advertising will increase in subsequent periods. Our long-range plan targets a

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

total of 57 store offices by the end of 2010. We believe that the demographics of the south central Pennsylvania market should provide significant opportunities for us to continue to grow both deposit and lending relationships.

Application of Critical Accounting Policies
-------------------------------------------

Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2004 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses represents the amount available for estimated probable losses existing in our lending portfolio. While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, the determination of the allowance is inherently subjective, as it involves significant estimates by management, all of which may be susceptible to significant change.

While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ substantially from the estimates and assumptions used in making the evaluations. The use of different assumptions could materially impact the level of the allowance for loan losses and, therefore, the provision for loan losses to be charged against earnings. Such changes could impact future results.

We perform periodic, systematic reviews of our loan portfolio to identify inherent losses and assess the overall probability of collection. These reviews include an analysis of historical default and loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses existing in each lending category. Management judgment involving the estimates of loss factors can be impacted by many variables, such as the number of years of actual default and loss history included in the evaluation and the volatility of forecasted net credit losses.

The methodology used to determine the appropriate level of the allowance for loan losses and related provisions differs for commercial and consumer loans, and involves other overall evaluations. In addition, significant estimates are involved in the determination of the appropriate level of allowance related to impaired loans. The portion of the allowance related to impaired loans is based on discounted cash flows using the loan's effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows.

In addition to periodic estimation and testing of loss factors, we periodically evaluate changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions. Management judgment is involved at many levels of these evaluations.

An integral aspect of our risk management process is allocating the allowance for loan losses to various components of the lending portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations, and other more judgmental factors, such as recent loss experience, industry concentrations, and the impact of current economic conditions on historical or forecasted net credit losses.

Stock-Based Compensation. As permitted by FASB Statement No. 123, "Accounting for Stock-Based Compensation." (FAS 123), we account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," (APB 25). As permitted under APB 25, we do not currently recognize compensation expense in the

Management's Discussion and Analysis
of Financial Condition and Results of Operations


income statement related to any stock options granted under our stock option plans. The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of grant, is disclosed in the Notes to the Consolidated Financial Statements for December 31, 2004, included herein.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment," (FAS 123R). FAS 123(R) revised FAS 123 and supersedes APB 25, and its related implementation guidance. FAS 123(R) will require all compensation costs related to share-based payments to be recognized in the income statement (with limited exceptions) based on their fair values and no longer allows pro forma disclosure as an alternative to reflecting the impact of share-based payments on net income and net income per share. The amount of compensation cost will be measured based on the grant-date fair value of the stock-based compensation issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and permits public companies to adopt its requirement using one of two methods: modified prospective or modified retrospective. The Company plans to adopt FAS 123(R) on July 1, 2005, but has yet to decide on a method of adoption.

Results of Operations
---------------------

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2004, 2003 and 2002 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2004, average interest-earning assets were $1.09 billion, an increase of $281.7 million, or 35%, over 2003. This was the result of an increase in the average balance of investment securities of $137.1 million, an increase in the average balance of loans receivable of $161.7 million, offset by a decrease in the average balance of federal funds sold of $17.0 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $212.8 million.

The yield on total interest-earning assets decreased by 4 basis points in 2004 from 5.64% to 5.60%. The decrease was due to the overall low interest rate environment during the first half of 2004.

The aggregate cost of interest-bearing liabilities decreased 14 basis points from 1.69% in 2003 to 1.55% in 2004. The average rate paid on savings deposits decreased by 1 basis point, from 1.02% in 2003 to 1.01% in 2004. The average rate paid on interest checking accounts increased from 0.70% in 2003 to 0.85% in 2004 as did the average rate paid on money market accounts, which moved from 0.91% in 2003 to 1.25% in 2004. Our money market deposits include public fund interest checking accounts that are swept into overnight money market accounts. The interest rate paid on these balances is usually tied to the 90-day treasury bill, which increased from 0.91% at December 31, 2003 to 2.22% at December 31, 2004. For time deposits, the average rate paid was 2.44%, down 100 basis points from 2003 and public funds time deposits experienced a decrease of 19 basis points in 2004 on the average rate paid. The majority of our public funds are deposits of local school districts and municipalities.

Our aggregate cost of funding sources decreased 12 basis points in 2004 to 1.32% from 1.44% in 2003. This decrease resulted primarily from lower average rates paid on total interest bearing deposits as well as a $37.6 million increase in average noninterest-bearing demand deposits. In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are not computed on a taxable equivalent basis.

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

Net interest income for 2004 increased $12.7 million, or 37%, over 2003 to $46.6 million. Interest income on earning assets totaled $61.0 million, an increase of $15.4 million, or 34%, over 2003. The majority of this increase was related to volume increases in the securities and loans receivable portfolio partially offset by lower interest rates on interest earning assets. Interest expense for 2004

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations



TABLE 1
------------------------------------------------------------------------------------------------------------------------------------
                                                                        Years Ended December 31,
(dollars in thousands)                         2004                               2003                              2002
------------------------------------------------------------------------------------------------------------------------------------
                                    Average               Average       Average             Average      Average             Average
Earning Assets                      Balance     Interest   Rate         Balance    Interest  Rate        Balance    Interest  Rate
------------------------------------------------------------------------------------------------------------------------------------
Securities:
    Taxable                      $  498,016     $24,789   4.98%       $361,323    $17,108   4.73%       $246,230    $14,514   5.89%
    Tax-exempt                        6,838         401   5.86           6,444        453   7.03           1,995        107   5.36
------------------------------------------------------------------------------------------------------------------------------------
Total securities                    504,854      25,190   4.99         367,767     17,561   4.78         248,225     14,621   5.89
Federal funds sold                    3,638          67   1.84          20,653        220   1.07          31,833        508   1.59
Loans receivable:
    Mortgage and construction       337,257      21,777   6.46         263,581     18,290   6.94         241,647     18,408   7.62
    Commercial loans
      and lines of credit           144,127       8,534   5.92          95,469      5,937   6.22          83,971      5,670   6.75
    Consumer                         93,166       5,122   5.50          54,840      3,318   6.05          35,851      2,677   7.47
    Tax-exempt                        6,095         292   4.80           5,093        216   4.25           3,598        111   3.09
------------------------------------------------------------------------------------------------------------------------------------
Total loans receivable              580,645      35,725   6.15         418,983     27,761   6.63         365,067     26,866   7.36
------------------------------------------------------------------------------------------------------------------------------------
Total earning assets             $1,089,137     $60,982   5.60%       $807,403    $45,542   5.64%       $645,125    $41,995   6.51%
------------------------------------------------------------------------------------------------------------------------------------
Sources of Funds
Interest-bearing deposits:
    Regular savings                $276,862     $ 2,804   1.01%       $234,431    $ 2,381   1.02%       $196,208    $ 3,852   1.96%
    Interest checking                19,464         166   0.85          14,760        103   0.70          10,590        125   1.18
    Money market                    327,748       4,098   1.25         230,504      2,104   0.91         145,851      1,923   1.32
    Time deposits                   164,765       4,024   2.44         133,196      4,584   3.44         119,916      5,600   4.67
    Public funds time                45,855         817   1.78          46,562        917   1.97          54,165      1,440   2.66
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing deposits     834,694      11,909   1.43         659,453     10,089   1.53         526,730     12,940   2.46
Short-term borrowings                79,049       1,070   1.35          16,964        207   1.22              12          0   1.46
Long-term debt                       13,600       1,418  10.43          13,000      1,356  10.43          13,000      1,354  10.41
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities  927,343      14,397   1.55         689,417     11,652   1.69         539,742     14,294   2.65
Noninterest-bearing funds (net)     161,794                            117,986                           105,383
------------------------------------------------------------------------------------------------------------------------------------
Total sources to fund
    earning assets               $1,089,137      14,397   1.32        $807,403     11,652   1.44        $645,125     14,294   2.22
------------------------------------------------------------------------------------------------------------------------------------
Net interest income and margin                  $46,585   4.28%                   $33,890   4.20%                   $27,701   4.29%
------------------------------------------------------------------------------------------------------------------------------------
Other Balances
Cash & due from banks            $   35,285                           $ 28,390                          $ 23,022
Other assets                         47,161                             45,369                            27,190
Total assets                      1,171,583                            881,162                           695,337
Noninterest-bearing
  demand deposits                   180,355                            142,805                           114,758
Other liabilities                     5,750                              2,983                             2,657
Stockholders' equity                 58,135                             45,957                            38,180
------------------------------------------------------------------------------------------------------------------------------------

increased $2.7 million, or 24%, from $11.7 million in 2003 to $14.4 million in 2004. This increase was primarily related to the increases in our average level of deposits and other borrowed money partially offset by a reduction in interest rates paid on the deposit balances.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread increased to 4.05% in 2004 from 3.95% in 2003 and the net interest margin increased 8 basis points from 4.20% to 4.28%.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


In late June 2004, the Federal Reserve Board began a measured reversal of their accommodative stance on monetary policy that had been in place over the past three years. The targeted federal funds rate, which was 1.00% for the first six months of 2004, increased by 125 basis points during the third and fourth quarters of 2004 to end the year at 2.50%. As a result, our cost of funds increased during the third and fourth quarters compared to the first half of the year. The increase in short-term interest rates, while significant in direction, had very little impact on long-term interest rates and, as a result, we did not experience a similar increase in the yields on our interest earning assets. For 2005, we expect our continuing ability to grow core deposit balances will produce growth in overall net interest income, despite the flattening yield curve. However, we would not expect to see expansion in the net interest margin until long-term interest rates increase and/or the yield curve steepens.

Table 2 below demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances.



TABLE 2
------------------------------------------------------------------------------------------------------------------------------------
                                                         2004 v. 2003                                   2003 v. 2002
                                                      Increase (Decrease)                            Increase (Decrease)
                                                     Due to Changes in (1)                          Due to Changes in (1)
(in thousands)                                Volume         Rate           Total            Volume         Rate           Total
------------------------------------------------------------------------------------------------------------------------------------
Interest on securities:
    Taxable                                   $ 6,814         $  867       $ 7,681            $5,426        $(2,832)       $2,594
    Tax-exempt                                     23            (75)          (52)              313             33           346
Federal funds sold                               (312)           159          (153)             (122)          (166)         (288)
Interest on loans receivable:
    Mortgage and construction                   4,752         (1,265)        3,487             1,525         (1,643)         (118)
    Commercial                                  2,883           (286)        2,597               712           (445)          267
    Consumer                                    2,106           (302)        1,804             1,150           (509)          641
    Tax-exempt                                     48             28            76                63             42           105
------------------------------------------------------------------------------------------------------------------------------------
Total interest income                          16,314           (874)       15,440             9,067         (5,520)        3,547
------------------------------------------------------------------------------------------------------------------------------------
Interest on deposits:
    Regular savings                               446            (23)          423               373         (1,844)       (1,471)
    Interest checking                              41             22            63                29            (51)          (22)
    Money market                                1,210            784         1,994               779           (598)          181
    Time deposits                                 772         (1,332)         (560)              459         (1,475)       (1,016)
    Public funds                                  (12)           (88)         (100)             (149)          (374)         (523)
Short-term borrowings                             841             22           863               207              0           207
Long-term debt                                     62              0            62                 0              2             2
------------------------------------------------------------------------------------------------------------------------------------
Total interest expense                          3,360           (615)        2,745             1,698         (4,340)       (2,642)
------------------------------------------------------------------------------------------------------------------------------------
Net increase (decrease)                       $12,954         $ (259)      $12,695            $7,369        $(1,180)       $6,189
------------------------------------------------------------------------------------------------------------------------------------
(1)Changes due to both volume and rate have been allocated to volume changes.



Provision for Loan Losses

We recorded provisions of $2.6 million to the allowance for loan losses for 2004 as compared to $1.7 million in 2003. Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. Net charge-offs during 2004 were only $806,000, or 0.14% of average loans outstanding as compared to $834,000, or 0.20% of average loans in 2003. See the section in this Management's Discussion and Analysis on the allowance for loan losses as well as
Note 1 in the Notes to Consolidated Financial Statements for December 31, 2004 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2004 increased by $1.3 million, or 13%, over 2003 to $11.3 million. The increase was primarily due to increased other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income were gains of $630,000 in 2004 and $765,000 in 2003 on the sale of

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


residential and student loans. Also included in noninterest income were securities gains of $0 for 2004 and $880,000 for 2003. Excluding securities gains in 2003, our noninterest income increased by $2.2 million, or 24%, in 2004 over 2003.

Noninterest Expenses

Noninterest expenses totaled $42.5 million for 2004, an increase of $10.0 million, or 31%, over 2003. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening one full service store in 2004 and five full service stores during the second half of 2003. A comparison of noninterest expense for certain categories for 2004 and 2003 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $5.1 million, or 31%, in 2004 over 2003. The increased level of these expenses includes the impact of salary and benefit costs associated with the additional staff for the stores opened in 2003 and 2004, as well as additional lending and support staff to facilitate our growth.

Occupancy expenses totaled $4.4 million in 2004, an increase of $955,000, or 28%, over 2003 while furniture and equipment expenses increased by $659,000, or 36%, to $2.5 million. The full year impact of the five stores opened in 2003 along with the additional store opened in 2004 contributed to the increases in occupancy and furniture and equipment expenses in 2004 over 2003.

Advertising and marketing expenses were $3.1 million for 2004, an increase of $683,000, or 28%, over 2003. The increase was primarily the result of increased advertising efforts in each of the our markets. Our markets include Berks, Lebanon, Dauphin, Cumberland, and York Counties of South Central Pennsylvania.

Data processing expenses increased by $774,000, or 36%, in 2004 over 2003. The primary increase was due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced.

Postage and supplies expenses of $1.1 million were $155,000, or 16%, higher than the prior year. The increase was attributed to the growth in the number of account statements mailed to customers.

Other noninterest expenses totaled $6.6 million for 2004, compared to $5.0 million for 2003. This includes increased telephone and data line expenses of $132,000, increased loan expenses of $571,000, an increase in the provision for losses and other differences of $240,000 and increased regulatory, audit and investor relations expenses of $190,000.

Our current strategic plan calls for the construction of four new stores in 2005. In addition, we are currently constructing a new headquarters, operations and training center in Harrisburg, which we plan to open in late 2005. The costs associated with these planned facilities will continue to result in higher levels of staff, occupancy, furniture, equipment, and related expenses in 2005 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less noninterest income (exclusive of gain on sales of investment securities). This ratio equaled 2.66% for 2004, compared to 2.67% for 2003. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gain on sales of investment securities). For 2004, the operating efficiency ratio was 73.4% compared to 75.6% for 2003. Our operating efficiency ratio remains above our peer group primarily due to our aggressive growth expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $4.2 million for 2004, compared to $3.1 million for 2003. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 32.7% in 2004 and 32.2% in 2003. See Note 11 of the Notes to Consolidated Financial Statements for December 31, 2004 included herein for an additional analysis of our provision for income taxes for 2004 and 2003.

In accordance with Statement of Financial  Accounting  Standard No. 109 (FAS No.
109), "Accounting for Income Taxes", income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2004, deferred tax assets amounted to $2.8 million and deferred tax liabilities amounted to $2.7 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Net Income and Net Income Per Share

Net income for 2004 rose to a record $8.6 million, an increase of $2.0 million, or 31%, over the $6.6 million recorded in 2003. This increase was due to an increase in net interest income of $12.7 million, an increase in noninterest income of $1.3 million, partially offset by an increase in the provision for loan losses of $951,000, an increase in noninterest expenses of $10.0 million and an increase of $1.1 million in the provision for income taxes.

Basic earnings per common share, after adjusting for a two-for-one stock split declared in January 2005, were $1.75 for 2004, compared to $1.44 in 2003. Diluted earnings per common share increased 22% to $1.63 for 2004 compared to $1.34 for 2003 after adjusting for the two-for-one stock split. Earnings per share figures for 2004 include the impact of an additional 920,000 shares (adjusted for the two-for-one stock split) issued during the fourth quarter through our public stock offering as well as an additional 200,000 shares (adjusted for the two-for-one stock split) issued at the end of the third quarter through a private placement of common stock. See Note 13 in the Notes to Consolidated Financial Statements for December 31, 2004 included herein for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets, referred to as "ROA," measures our net income in relation to our total average assets. Our ROA was 0.73% for 2004 and 0.74% for 2003. ROA has remained somewhat below the peer group level as a result of our significant expenses incurred over the past two and a half years, during which time we increased our number of stores from 15 to 24.

Return on average equity, referred to as "ROE," indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders' equity. ROE for 2004 was 14.78%, compared to 14.27% for 2003. We expect ROE to be slightly impacted in 2005 due to the volume of additional equity capital raised during the fourth quarter of 2004 through the previously mentioned private placement and stock offering.

Results of Operations
---------------------

2003 versus 2002

Net income for 2003 rose to $6.6 million, an increase of $883,000, or 16%, over the $5.7 million recorded in 2002.

Diluted earnings per common share increased by 14% to $1.34 for 2003 over $1.18 for 2002 after adjusting for the 5% common stock dividend declared in January 2004 and the 2-for-1 stock split declared in January 2005.

Net interest income for 2003 increased $6.2 million, or 22%, over 2002 to $33.9 million. Interest income on earning assets totaled $45.5 million, an increase of $3.5 million, or 8%, over 2002. Interest expense for 2003 decreased by $2.6 million, or 18%, from $14.3 million to $11.7 million.

Our net interest rate spread increased to 3.95% in 2003 from 3.86% in 2002 and the net interest margin decreased 9 basis points from 4.29% to 4.20%.

Noninterest income for 2003 increased by $2.3 million, or 30%, over 2002 to $10.0 million. Included in total noninterest income were gains of $765,000 in 2003 and $493,000 in 2002 on the sale of residential and student loans.

Noninterest expenses totaled $32.5 million for 2003, an increase of $7.1 million, or 28%, over 2002. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening five full service stores in 2003.

Salary expenses and employee benefits increased by $4.2 million, or 34%, in 2003 over 2002. This increase was partially due to an increase in the level of full-time equivalent employees from 424 at December 31, 2002 to 503 at year-end 2003.

Occupancy expenses totaled $3.4 million in 2003, an increase of $1.0 million, or 42%, over 2002 while furniture and equipment expenses increased by $321,000, or 21%, to $1.8 million.

Advertising and marketing expenses were $2.4 million for 2003, an increase of $244,000, or 11%, over 2002. Data processing expenses increased by $258,000, or 14%, in 2003 over 2002. Postage and supplies expenses of $986,000 were $124,000, or 14%, higher than the prior year.

Other noninterest expenses totaled $5.0 million for 2003, compared to $4.1 million for 2002.

Financial Condition
-------------------

Securities

Securities are purchased and sold as part of our overall asset and liability management strategy. The classification of all securities is determined at the time of purchase. Securities expected to be held for an indefinite period of time are classified as securities

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

available for sale and are carried at fair value. Decisions by management to purchase or sell these securities are based on an assessment of financial and economic conditions, including changes in prepayment risks and interest rates, liquidity needs, capital adequacy, collateral requirements for pledging, alternative asset and liability management strategies, tax considerations, and regulatory requirements.

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for December 31, 2004 included herein for further analysis of our securities portfolio.

Our investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government or are AAA rated. These investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields.

At December 31, 2004, the weighted average life and duration of our securities portfolio was approximately 5.1 and 4.2 years, respectively, as compared to 6.6 years and 4.8 years, respectively, at December 31, 2003. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of the security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled amounts, causing a shorter weighted average life of the security. Our securities portfolio contained no "high-risk" securities or derivatives as of December 31, 2004 or 2003.

Securities available for sale increased by $38.7 million in 2004 (excluding the effect of changes in unrealized gains or losses) primarily as a result of purchases of $154.1 million, offset by principal repayments and maturities of $113.4 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, AAA Whole Loan CMO securities, and corporate debt securities. At December 31, 2004, the unrealized loss on securities available for sale included in stockholders' equity totaled $51,000, net of tax, compared to unrealized gains of $549,000, net of tax, at December 31, 2003.

During 2004, securities held to maturity increased by $10.1 million primarily as a result of purchases of $46.9 million offset by principal repayments of $37.0 million. The securities held in this portfolio include U.S. Government Agency securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, corporate debt securities and mortgage-backed securities.

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2004 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has not been tax affected on tax-exempt obligations.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


TABLE 3
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2004              Due Under 1 Year     Due 1-5 Years      Due 5-10 Years        Due Over 10 Years           Total
(dollars in thousands)           Amount/Yield       Amount/Yield        Amount/Yield           Amount/Yield          Amount/Yield
------------------------------------------------------------------------------------------------------------------------------------
Available for Sale:
U.S. Government
   Agency obligations                                                  $ 5,000  4.05%       $  5,000   5.00%       $ 10,000  4.52%
Mortgage-backed obligations                         $2,026  4.09%       12,937  4.11         287,170   4.92         302,133  4.88
Corporate debt securities                                                                      2,009   7.81           2,009  7.81
------------------------------------------------------------------------------------------------------------------------------------
Total available for sale           $   0    --      $2,026  4.09%      $17,937  4.09%       $294,179   4.94%       $314,142  4.89%
------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity:
U.S. Government
   Agency obligations                                                  $31,980  4.81%       $ 39,001   5.83%       $ 70,981  5.37%
Municipal obligations                                                                          6,827   5.84           6,827  5.84
Mortgage-backed obligations        $  44  4.51%     $1,135  5.61%          161  6.22         113,623   5.11         114,963  5.11
Corporate debt securities            101  0.81       6,513  6.50         1,975  6.69           8,557   7.55          17,146  7.01
------------------------------------------------------------------------------------------------------------------------------------
Total held to maturity             $ 145  1.93%     $7,648  6.37%      $34,116  4.93%       $168,008   5.43%       $209,917  5.38%
------------------------------------------------------------------------------------------------------------------------------------


Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.


Loan Portfolio
--------------

We manage risks associated with our loan portfolio through diversification, with what we believe are sound underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by industry and set target percentages for each industry. At December 31, 2004, there was no concentration greater than 10% of our loan portfolio to any one industry.

Our commercial mortgage and construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in south central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size in this category is approximately $350,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size in this category is approximately $200,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans and lines category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2004, outstandings under commercial lines of credit were $74.6 million and unused commitments were $107.5 million.

Residential real estate mortgage loans represented approximately 12% of our total loans at December 31, 2004. Loans in this category are collateralized by first mortgages on residential properties located in south central Pennsylvania. Our underwritten policy provides that all residual loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 17% of our total loans at December 31, 2004. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2004, 66% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios and outlines acceptable credit scores to identify those

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2004, unused commitments under consumer lines of credit were $35.6 million.

Table 4 summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2000 through 2004.



TABLE 4
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         December 31,
(in thousands)                                                  2004          2003           2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------------
Commercial mortgage                                            $239,576      $194,609       $144,959       $142,969      $127,931
Construction and land development                                39,467        26,895         31,034         32,863        30,776
Residential real estate mortgage loans                           79,672        72,713         66,190         48,415        41,314
Tax-exempt loans                                                  6,303         5,720          5,629          2,676         2,786
Commercial, industrial and other business loans                  97,198        58,894         49,226         42,399        31,490
Consumer loans                                                  109,568        71,007         34,598         36,551        30,691
Lines of credit                                                  74,559        46,106         37,245         36,801        25,264
------------------------------------------------------------------------------------------------------------------------------------
Total loans                                                    $646,343      $475,944       $368,881       $342,674      $290,252
------------------------------------------------------------------------------------------------------------------------------------


During 2004, total gross loans increased by $175.5 million from $485.1 million at December 31, 2003, to $660.6 million at December 31, 2004, which includes $14.3 million of loans held for sale on December 31, 2004 and $9.2 million of loans held for sale on December 31, 2003. The loans held for sale represent student loans and certain residential loans our management intends to sell and reinvest in higher yielding loans and securities. The increase in loans receivable in 2004 was represented across all loan categories.

During 2004, commercial mortgage loans increased by $45 million, or 23%, and commercial, industrial and other business loans increased by $38.3 million, or 65%. The addition to our staff of experienced lenders with long-term ties to the business communities in our markets has enhanced our lending profile and, as a result, our access to commercial lending opportunities.

Total consumer loans increased by $38.6 million in 2004 to $109.6 million at year-end 2004 compared to $71.0 million at year-end 2003. This increase of 54% was a direct result of a focused effort by management to increase the size of the consumer loan portfolio across all markets of our store footprint. Lines of credit experienced strong growth in 2004, as well, increasing by $28.5 million, or 62%, from $46.1 million to $74.6 million.

Total loans outstanding represented 56% of total deposits and 51% of total assets at December 31, 2004, excluding the loans held for sale, compared to 53% and 45%, respectively, at December 31, 2003.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2004, are presented in the following table.


TABLE 5
------------------------------------------------------------------------------------------------------------------------------------
                                                                                  December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                           Due Within          Due 1-5         Due Over
(in thousands)                                              One Year            Years         Five Years           Total
------------------------------------------------------------------------------------------------------------------------------------
Real estate:
   Commercial mortgage                                         $ 10,318         $ 12,163          $217,095         $239,576
   Construction and land development                             20,122           11,949             7,396           39,467
   Residential mortgage                                             882            9,829            68,961           79,672
   Tax-exempt                                                       582              106             5,615            6,303
------------------------------------------------------------------------------------------------------------------------------------
                                                                 31,904           34,047           299,067          365,018
Commercial                                                       12,113           44,877            40,208           97,198
Consumer                                                          4,026           13,893            91,649          109,568
Lines of credit                                                  58,079           15,330             1,150           74,559
------------------------------------------------------------------------------------------------------------------------------------
Total loans                                                    $106,122         $108,147          $432,074         $646,343
------------------------------------------------------------------------------------------------------------------------------------
Interest rates:
   Predetermined                                               $ 50,126         $ 37,400          $272,071         $359,597
   Floating                                                      55,996           70,747           160,003          286,746
------------------------------------------------------------------------------------------------------------------------------------
Total loans                                                    $106,122         $108,147          $432,074         $646,343
------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

Concentrations of Credit Risk

The largest portion of loans, 37%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $279.0 million at December 31, 2004, compared to $221.5 million at December 31, 2003. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements' credit evaluations of the respective borrowers.

Consumer loans comprised 17%, or $109.5 million, of total loans at December 31, 2004. Approximately $36.7 million of consumer loans are loans collateralized by personal assets of the borrower with another $72.0 million of consumer loans secured by real estate.

Commercial loans represented 15% of total loans at December 31, 2004. Collateral for these types of loans varies depending upon managements' credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees, and/or personal assets of the borrower.

On a monthly basis, the Bank's credit services personnel prepare two different loan concentration reports; one using standardized North American Industry Classification codes and the second report by loan product type. Management reviews and uses these concentration reports to monitor risks. Quarterly, a Risk Management Booklet is prepared and reviewed by both management and our board of directors which identifies areas of risk and quantifies if any exceptions were made to policies and procedures in the lending area during the preceding quarter. Management and the board utilize the Risk Management Booklet as a tool to identify and limit procedure and policy exceptions and to reduce any unnecessary risk in the lending function.

There is no concentration greater than 10% of our loan portfolio to any one industry and there is no concentration greater than 2% to any one borrower as of December 31, 2004.

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2004, were $1.4 million, or 0.11%, of total assets as compared to $1.4 million, or 0.13%, of total assets at December 31, 2003. Total non-performing loans (non-accrual loans and restructured loans) at December 31, 2004 were $857,000 compared to $1.2 million a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.29% at December 31, 2004, compared to 0.37% at December 31, 2003. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. Loans past due 90 days and still accruing interest amounted to $0 and $385,000 at December 31, 2004 and December 31, 2003, respectively.

Foreclosed real estate totaled $507,000 as of December 31, 2004 as compared to $236,000 as of December 31, 2003. These properties have been written down to the lower of cost or fair value less disposition costs. We obtain updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower's overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

Table 6 on the following page summarizes information regarding non-performing loans and non-performing assets as of December 31, 2000 through 2004.

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

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


TABLE 6
------------------------------------------------------------------------------------------------------------------------------------
                                                                                     December 31,
(dollars in thousands)                                2004              2003             2002              2001             2000
------------------------------------------------------------------------------------------------------------------------------------
Nonaccrual loans:
   Commercial                                        $  308            $  143           $  958             $ 127            $ 300
   Consumer                                              11                68               42               116              162
   Real estate:  Construction                             0               159                0                 0                0
                 Mortgage                               267               417              599               633              371
------------------------------------------------------------------------------------------------------------------------------------
Total nonaccrual loans                                  586               787            1,599               876              833
Loans past due 90 days or more and still accruing         0               385               55                 0                0
Restructured loans                                      271                 0                0                 0                0
------------------------------------------------------------------------------------------------------------------------------------
   Total non-performing loans                           857             1,172            1,654               876              833
Foreclosed real estate                                  507               236              118                12               42
------------------------------------------------------------------------------------------------------------------------------------
   Total non-performing assets                       $1,364            $1,408           $1,772             $ 888            $ 875
------------------------------------------------------------------------------------------------------------------------------------
Non-performing loans to total loans                   0.13%             0.25%            0.45%             0.26%            0.29%
Non-performing assets to total assets                 0.11%             0.13%            0.23%             0.15%            0.18%
------------------------------------------------------------------------------------------------------------------------------------
Interest income received on nonaccrual loans         $   30             $  37            $  79              $ 33             $ 52
------------------------------------------------------------------------------------------------------------------------------------
Interest income that would have been recorded
   under the original terms of the loans             $   10             $  45           $  193              $ 89             $ 96
------------------------------------------------------------------------------------------------------------------------------------

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

In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in our historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions.

More specifically, the methodology we use to assess the adequacy of our allowance includes:

     o Identifying loans for individual review under FASB Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for Impairment of a Loan" (Statement 114). In general, the loans identified for individual review under Statement 114 consist of large balance commercial loans and commercial mortgages.

     o Assessing whether the loans identified for review under Statement 114 are "impaired" based on the probability that all amounts due under the loan will not be collected according to the contractual terms of the loan agreement.

     o For loans identified as impaired, calculating the estimated fair value of the loan, using observable market prices, discounted cash flows or the value of the underlying collateral.

     o   Classifying all non-impaired,  large balance loans based on credit risk
         ratings  and   allocating   an  allowance  for  loan  losses  based  on
         appropriate factors, including recent loss history for similar loans.

     o Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5 "Accounting for Contingencies" (Statement 5). In general, these other loans included residential mortgages, consumer loans, and installment loans.

Management's Discussion and Analysis
of Financial Condition and Results of Operations


     o Segmenting Statement 5 loans into groups with similar characteristics and allocating an allowance for loan losses to each segment based on recent loss history and other relevant information.

     o Reviewing the results to determine the appropriate balance of the allowance for loan losses. This review gives additional consideration to factors such as the mix of loans in the portfolio, the balance of the allowance relative to total loans and non-performing assets, trends in the overall risk profile of the portfolio, trends in delinquencies and nonaccrual loans and local and national economic conditions.

While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

We recorded provisions of $2.6 million to the allowance for loan losses for 2004 compared to $1.7 million for 2003. During 2004, net charge-offs amounted to $806,000, or 0.14%, of average loans outstanding for the year, compared to $834,000, or 0.20%, of average loans outstanding for 2003. The allowance for loan losses decreased slightly as a percentage of loans receivable from 1.26% of total loans outstanding at December 31, 2003, to 1.21% of total loans outstanding at December 31, 2004 primarily due to 36% growth in the loan portfolio. At December 31, 2004, the allowance for loan losses provided coverage of 916% of non-performing loans, as compared to 513% coverage at December 31, 2003.

The table below presents, for the years 2000 through 2004, information regarding our provision and allowance for loan losses.


TABLE 7
------------------------------------------------------------------------------------------------------------------------------------
                                                                                      Years Ended December 31,
(dollars in thousands)                                            2004          2003           2002           2001          2000
------------------------------------------------------------------------------------------------------------------------------------
Balance at beginning of year                                     $6,007        $5,146         $4,544         $3,732        $2,841
Provisions charged to operating expenses                          2,646         1,695          1,435          1,469         1,050
------------------------------------------------------------------------------------------------------------------------------------
                                                                  8,653         6,841          5,979          5,201         3,891
------------------------------------------------------------------------------------------------------------------------------------
Recoveries of loans previously charged-off:
   Commercial                                                       110            66             93              3             6
   Consumer                                                         113            85              2             21             8
   Real estate                                                        8           115             21              0             0
------------------------------------------------------------------------------------------------------------------------------------
Total recoveries                                                    231           266            116             24            14
------------------------------------------------------------------------------------------------------------------------------------

Loans charged-off:
   Commercial                                                      (528)         (483)          (561)          (475)           (1)
   Consumer                                                        (350)         (331)           (70)           (85)          (95)
   Real estate                                                     (159)         (286)          (318)          (121)          (77)
------------------------------------------------------------------------------------------------------------------------------------
Total charged-off                                                (1,037)       (1,100)          (949)          (681)         (173)
------------------------------------------------------------------------------------------------------------------------------------
Net charge-offs                                                    (806)         (834)          (833)          (657)         (159)
Balance at end of year                                           $7,847        $6,007         $5,146         $4,544        $3,732
------------------------------------------------------------------------------------------------------------------------------------
Net charge-offs (recoveries) to average loans outstanding         0.14%         0.20%          0.23%          0.21%         0.06%
Allowance for loan losses to year-end loans                       1.21%         1.26%          1.40%          1.33%         1.29%
------------------------------------------------------------------------------------------------------------------------------------

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


TABLE 8
------------------------------------------------------------------------------------------------------------------------------------
                                                            Allowance for Loan Losses at December 31,
                                     2004                 2003                2002                2001                 2000
------------------------------------------------------------------------------------------------------------------------------------
                                         % Gross              % Gross             % Gross              % Gross             % Gross
(dollars in thousands)         Amount     Loans     Amount     Loans    Amount     Loans     Amount     Loans     Amount    Loans
------------------------------------------------------------------------------------------------------------------------------------
Commercial loans
  and lines of credit            $3,063     27%      $2,636     21%       $2,428     24%      $  986     23%      $  178      19%
Consumer                          1,657     17          717     15           452      9          157     11          143      11
Real estate, construction
    and land development:
Commercial                        2,540     43        2,157     47         1,698     48        3,240     50        3,286      55
Residential                         587     13          497     17           568     19          161     16          125      15
------------------------------------------------------------------------------------------------------------------------------------
Total                            $7,847    100%      $6,007    100%       $5,146    100%      $4,544    100%      $3,732     100%
------------------------------------------------------------------------------------------------------------------------------------


Bank Premises and Equipment

Premises and equipment at December 31, 2004 was $45.2 million, up $7.0 million, or 18%, over premises and equipment of $38.2 million at December 31, 2003. This increase is primarily due to additional capital expenditures associated with the new store opened in 2004, renovations to existing stores, and the purchase of land for new facilities.

Other Assets

Other assets decreased by $7.7 million from $16.5 million at December 31, 2003 to $8.8 million at December 31, 2004. The change was the result of the sale of committed securities included in other assets at December 31, 2003, with a fair market value of $9.2 million. The proceeds from the sale were received in the first quarter of 2004.

Deposits

Total deposits at December 31, 2004, were $1.16 billion, up $254 million, or 28%, over total deposits of $906.5 million at December 31, 2003. We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories, increased $265 million, or 31%, in 2004 over 2003. Total deposits averaged $1.02 billion for 2004, an increase of $212.8 million, or 27%, over the 2003 average of $802.3 million. The average balance on noninterest-bearing demand deposits increased in 2004 by $37.6 million, or 26%, compared to the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2004 increased by $101.9 million, or 42%, over the average balance for the prior year. The average total balance of all savings accounts was $276.9 million, a $42 million, or 18%, increase over the average balance for 2003. The average balance of all time deposits in 2004 was $210.6 million, an increase of $30.9 million, or 17%,over the average balance for 2003. For 2004, the cost of total deposits was 1.09% as compared to 1.25% in 2003.

The average balances and weighted average rates paid on deposits for 2004, 2003 and 2002 are presented below.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service, and active marketing.


TABLE 9
------------------------------------------------------------------------------------------------------------------------------------
                                                                                         Years Ended December 31,
                                                                        2004 Average           2003 Average           2002 Average
(dollars in thousands)                                                  Balance/Rate           Balance/Rate           Balance/Rate
------------------------------------------------------------------------------------------------------------------------------------
Demand deposits:
   Noninterest-bearing                                             $  180,355               $142,805                $114,758
   Interest-bearing (money market and checking)                       347,212    1.23%       245,264     0.90%       156,441  1.30%
Savings                                                               276,862    1.01        234,431     1.02        196,208  1.96
Time                                                                  210,620    2.30        179,758     3.07        174,081  4.06
------------------------------------------------------------------------------------------------------------------------------------
Total deposits                                                     $1,015,049               $802,258                $641,488
------------------------------------------------------------------------------------------------------------------------------------

Management's Discussion and Analysis
of Financial Condition and Results of Operations

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2004, 2003 and 2002 is presented in Table 10.


TABLE 10
--------------------------------------------------------------------------------
(in thousands)                          2004             2003              2002
--------------------------------------------------------------------------------
3 months or less                      $ 39,270          $35,065          $31,591
3 to 6 months                           15,530           21,202           20,462
6 to 12 months                          13,344           18,520           16,390
Over 12 months                          36,811           16,612           11,427
--------------------------------------------------------------------------------
Total                                 $104,955          $91,399          $79,870
--------------------------------------------------------------------------------

Short-Term Borrowings

Short-term borrowings, which consist of securities sold under agreement to repurchase and federal funds purchased, were used in 2004 and 2003 to meet short-term liquidity needs. For 2004, short-term borrowings averaged $49.6 million and repurchase agreements averaged $29.5 million. The average rate paid during 2004 on our short-term borrowings was 1.39% and the average rate paid on repurchase agreements was 1.30%. As of December 31, 2004, there were no short-term borrowings or repurchase agreements outstanding. Short-term borrowings and repurchase agreements totaled $39.0 million and $40.0 million, respectively, at December 31, 2003. The maximum short-term borrowings outstanding at any month-end were $87.5 million in 2004 and $50.0 million in 2003. The maximum repurchase agreements outstanding at any month-end were $40.0 million in 2004 and 2003.

Long-Term Debt

Long-term debt totaled $13.6 million and $13.0 million at December 31, 2004 and 2003, respectively. Our long-term debt consisted of Trust Capital Securities through Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II, our Delaware business trust subsidiaries. At December 31, 2004, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for December 31, 2004, included herein, for further analysis of our long-term debt.

Stockholders' Equity and Capital Adequacy

At December 31, 2004, stockholders' equity totaled $85.0 million, up $35.3 million, or 71%, over stockholders' equity at December 31, 2003. This increase was due to our net income for the year and shares issued under our common stock offering in November, a private placement in September, the dividend reinvestment/stock purchase plan and our stock option plans. Stockholders' equity as a percent of total assets was 6.66% at December 31, 2004, compared to 4.73% at December 31, 2003. See Note 12 of Notes to Consolidated Financial Statements at December 31, 2004, included herein, for additional discussion regarding Stockholders' Equity.

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

Table 11  provides a  comparison  of the Bank's  risk-based  capital  ratios and
leverage  ratios  to  the  minimum  regulatory   requirements  for  the  periods
indicated.

TABLE 11
--------------------------------------------------------------------------------
                                                      Minimum
                           Actual December 31,      Regulatory
                           2004          2003      Requirements
--------------------------------------------------------------------------------
Tier 1 Capital            11.55%          9.49%           4.00%
Total Capital             12.48          10.42            8.00
Leverage ratio
 (to average assets)       7.78           6.14     3.00 - 4.00
--------------------------------------------------------------------------------

At December 31, 2004, the consolidated capital levels of the Company and of the Bank met the definition of a "well-capitalized" institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Prior to October 13, 2004, shares of Pennsylvania Commerce Bancorp, Inc. common stock were traded on the NASDAQ Small Cap Market under the symbol COBH. The stock currently trades on the NASDAQ National Market under the symbol COBH. The table on page 39 sets forth the prices on the NASDAQ Small Cap Market (adjusted

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations

for stock dividends and split) known to us for each full quarterly period within the two most recent fiscal years and through October 12, 2004. The table also includes the prices on the NASDAQ National Market known to us for the period beginning October 13, 2004 through December 31, 2004. As of December 31, 2004, there were approximately 700 holders of record of the Company's common stock.


                                            Sales Price
Quarter Ended:                           High         Low
--------------------------------------------------------------------------------
March 31, 2004                         $ 27.50     $ 23.25
June 30, 2004                            25.63       23.26
September 30, 2004                       25.05       21.88
December 31, 2004                        31.50       22.00
--------------------------------------------------------------------------------
March 31, 2003                         $ 19.05     $ 16.19
June 30, 2003                            18.92       16.75
September 30, 2003                       19.69       17.56
December 31, 2003                        24.29       19.75
--------------------------------------------------------------------------------


We offer a Dividend Reinvestment and Stock Purchase Plan by which dividends on our Common Stock and optional cash payments of up to $5,000 per month (subject to change) may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

Interest Rate Sensitivity

The management of interest rate sensitivity seeks to avoid fluctuating net interest margins and to provide consistent net interest income through periods of changing interest rates.

Our risk of loss arising from adverse changes in the fair value of financial instruments, or market risk, is composed primarily of interest rate risk. The primary objective of our asset/liability management activities is to maximize net interest income while maintaining acceptable levels of interest rate risk. Our Asset/Liability Committee (ALCO) is responsible for establishing policies to limit exposure to interest rate risk, and to ensure procedures are established to monitor compliance with those policies. Our board of directors reviews the guidelines established by ALCO.

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with
general  market  interest  rates.  Historically,   the  most  common  method  of
estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as "GAP," typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 12 on page 40 shows our GAP position as of December 31, 2004. The repricing assumptions used in the table are as follows:

      o  Fixed  rate  loans   receivable   are  scheduled   according  to  their
         contractual amortization and payment schedules specific to each loan.

      o Floating rate loans receivable are scheduled in the 1-90 day category as they are tied to a floating index such as New York Prime and available for immediate repricing.

      o Securities with pre-payment characteristics such as mortgage-backed securities and collateralized mortgage obligations are scheduled based upon their remaining weighted average lives as calculated utilizing a market consensus Constant Prepayment Rate. All other securities are assumed to reprice at their contractual maturity.

      o 30% of Transaction accounts are expected to reprice within the first 90 days with the remaining 70% repricing after 5 years.

      o  Time  deposit  accounts,   short-term  borrowings,  and  trust  capital
         securities are scheduled based upon their contractual maturity dates.

Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionally as interest rates change. As the interest rate environment has become more volatile, we have continued to place greater reliance on interest income sensitivity modeling and less on GAP reporting.

Our management understands that the preparation of GAP reports can only provide a guide to the impact of the movement of interest rates. Modeling is the best means to predict the movement in interest rates. This is true because even with the achievement of a perfectly matched balance sheet (per a GAP report), we may be subject to interest rate risk due to: differences in the timing of repricing, basis risk, market risk, customer ability to prepay loans or withdraw funds and yield curve risk.

Our management believes the simulation of net interest income in different interest rate environments provides a more meaningful measure of interest rate risk. Income simulation analysis captures not only the potential of all assets and liabilities to mature or reprice, but also the

Management's Discussion and Analysis
of Financial Condition and Results of Operations


probability that they will do so. Income simulation also attends to the relative interest rate sensitivities of these items, and projects their behavior over an extended period of time. Finally, income simulation permits management to assess the probable effects on the balance sheet not only of changes in interest rates, but also of proposed strategies for responding to them.


Table 12
------------------------------------------------------------------------------------------------------------------------------------
                                                                               December 31, 2004
                                                 1 - 90        91 - 180       181 - 365       1 - 5        Beyond 5
(in thousands)                                    Days           Days           Days          Years          Years         Total
------------------------------------------------------------------------------------------------------------------------------------
Interest earning assets:
   Loans receivable                             $300,695        $ 8,745       $15,391       $172,003       $162,539      $659,373
   Securities                                     26,531         22,592        39,481        258,029        164,363       510,996
   Federal funds sold                             12,000              0             0              0              0        12,000
------------------------------------------------------------------------------------------------------------------------------------
Total interest earning assets                    339,226         31,337        54,872        430,032        326,902     1,182,369
------------------------------------------------------------------------------------------------------------------------------------
Interest-bearing liabilities:
   Transaction accounts                          224,656              0             0              0        517,508       742,164
   Time deposits                                  84,509         23,801        33,102         70,578              0       211,990
   Long-term debt                                      0              0             0              0         13,600        13,600
------------------------------------------------------------------------------------------------------------------------------------
Total interest-bearing liabilities               309,165         23,801        33,102         70,578        531,108       967,754
------------------------------------------------------------------------------------------------------------------------------------
Period GAP                                        30,061          7,536        21,770        359,454       (204,206)     $214,615
------------------------------------------------------------------------------------------------------------------------------------
Cumulative GAP                                  $ 30,061        $37,597       $59,367       $418,821       $214,615
------------------------------------------------------------------------------------------------------------------------------------
Cumulative RSA / RSL                              109.72%        111.29%       116.22%        195.92%        122.18%
------------------------------------------------------------------------------------------------------------------------------------

Notes: Nonaccrual loans, deferred fees on loans and overdrafts have been excluded in the loans receivable balances. Securities are reported at current face for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.


Our income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 100 basis point decrease during the next year, with rates remaining constant in the second year.

Our Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if overall net income volatility in a plus 200 or minus 100 basis point scenario is within 12% of net income in a flat rate scenario in the first year and 18% using a two year planning window.

The following table illustrates the impact on projected net income at December 31, 2004 and 2003 of a plus 200 and minus 100 basis point change in interest rates.
                                    Basis Point Change
--------------------------------------------------------------------------------
                                  Plus 200       Minus 100
--------------------------------------------------------------------------------
December 31, 2004:
    Twelve Months                 (3.2)%            3.5%
    Twenty Four Months             3.2 %            1.0%

December 31, 2003
    Twelve Months                 (3.4)%            3.1%
    Twenty Four Months            (3.0)%           (0.1)%
--------------------------------------------------------------------------------

All of these forecasts are within an acceptable level of interest rate risk per the policies established by ALCO. In the event the model indicates an unacceptable level of risk, Management could undertake a number of actions that would reduce this risk, including the sale of a portion of our available for sale investment portfolio, the use of risk management strategies such as interest rate swaps and caps, or fixing the cost of our short-term borrowings.

Many assumptions were used by us to calculate the impact of changes in interest rates, including the proportionate shift in rates. Actual results may not be similar to our projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. In general, a flattening yield curve would result in reduced net interest income compared to the current flat rate scenario and proportionate rate shift assumptions. Actual results

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


may also differ due to Management's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 100 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 50% or more of the excess of market value over book value in the current rate scenario. At December 31, 2004, the market value of equity indicates an acceptable level of interest rate risk.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significant longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by our market value of equity model at December 31, 2004 provide an accurate assessment of our interest rate risk.

Liquidity

The objective of liquidity management is to ensure our ability to meet our financial obligations. These obligations include the payment of deposits on demand at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loans and other funding commitments; and the ability to take advantage of new business opportunities. Our ALCO is responsible for implementing the policies and guidelines of our board governing liquidity.

Liquidity sources are found on both sides of the balance sheet. Liquidity is provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investments. Liquidity is also provided through the availability and maintenance of a strong base of core customer deposits; maturing short-term assets; the ability to sell marketable securities; short-term borrowings and access to capital markets.

Liquidity  is  measured  and  monitored  daily,  allowing  management  to better understand and react to balance sheet trends. On a monthly basis, a comprehensive liquidity analysis is reviewed by our board of directors. The analysis provides a summary of the current liquidity measurements, projections and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed liquidity contingency plan designed to respond to an overall decline in the condition of the banking industry or a problem specific to the Company.

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong "core" deposit growth. We generated $32.9 million in cash from operating activities during 2004 versus $3.1 million during 2003, mainly due to a combination of higher net income, a decrease in other assets and an increase in other liabilities. Investing activities resulted in a net cash outflow of $231.7 million during 2004 compared to $300.5 million in 2003. Net cash provided by financing activities totaled $202.0 million in 2004 compared to $259.7 million in 2003. For 2004, cash inflows resulted primarily from deposit growth of $254.0 million and proceeds of $25.4 million from the previously discussed private placement and common stock offering, offset by a $79.0 million reduction in short-term borrowings. For 2003, cash inflows from financing activities consisted primarily of deposit growth of $179.6 million and short-term borrowings of $79.0 million.

At December 31, 2004, liquid assets (defined as cash and cash equivalents, short-term investments, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $360.4 million, or 28%, of total assets. This compares to $320.8 million, or 31%, of total assets, at December 31, 2003.

Our investment portfolio consists mainly of mortgage-backed securities, which do not have stated maturities. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as

Management's Discussion and Analysis
of Financial Condition and Results of Operations


prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase.

The Company and the Bank's liquidity are managed separately. On an unconsolidated basis, the principal source of our revenue is dividends paid to the Company by the Bank. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Company. The Company's net cash outflows consist principally of interest on the trust-preferred securities, dividends on the preferred stock and unallocated corporate expenses.

We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2004, our total potential liquidity through these secondary sources was $394 million, all of which was currently available, as compared to $270 million at December 31, 2003 of which $191 million was available.

Subject to regulatory approvals, we are targeting to open approximately four to six new stores in each of the next five years. The cost to construct and furnish each new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. To accommodate our growth and perpetuate our culture we plan to construct a new headquarters, operations and training center in Harrisburg, which we expect to open in late 2005. The anticipated cost to construct and furnish our new headquarters, operations and training center in Harrisburg will be between $15.0 and $18.0 million.

Aggregate Contractual Obligations

The  following   table   represents  our  on-and-off   balance  sheet  aggregate
contractual obligations to make future payments as of December 31, 2004:


TABLE 13
------------------------------------------------------------------------------------------------------------------------------------
                                                                                December 31, 2004
                                                Less than                                              Over 5
(in thousands)                                    1 Year         1 to 3 Years     3 to 5 Years          Years             Total
------------------------------------------------------------------------------------------------------------------------------------
Time Deposits                                      $141,412           $31,960          $38,618              $  0         $211,990
Long-Term Debt                                            0                 0                0            13,600           13,600
Operating Leases                                      1,956             3,198            2,690            17,204           25,048
Sponsorship Obligation                                  175               525              550             2,100            3,350
------------------------------------------------------------------------------------------------------------------------------------
Total                                              $143,543           $35,683          $41,858           $32,904         $253,988
------------------------------------------------------------------------------------------------------------------------------------


For further discussion  regarding our commitments and contingencies,  please see
Note 18 in the Notes to Consolidated Financial Statements at December 31, 2004, included herein.

Off-Balance Sheet Arrangements

In the conduct of ordinary business operations we routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contract. Management is not aware of any additional commitments or contingent liabilities, which may have a material adverse impact on our liquidity or capital resources.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements at December 31, 2004 contained herein for additional information.

Forward-Looking Statements

The Company may, from time to time, make written or oral "forward-looking statements", including statements contained in the Company's filings with the Securities and Exchange Commission (including the annual report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company's beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company's

                                            Management's Discussion and Analysis
                                of Financial Condition and Results of Operations


control). The words "may", "could", "should", "would", "believe", "anticipate", "estimate", "expect", "intend", "plan" and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company's financial performance to differ materially from that expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation; interest rate, market and monetary fluctuations; the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; the willingness of customers to substitute competitors' products and services for the Company's products and services and vice versa; the impact of changes in financial services' laws and regulations (including laws concerning taxes, banking, securities and insurance); the impact of the rapid growth of the Company; the Company's dependence on Commerce Bancorp, Inc. to provide various services to the Company; changes in the Company's allowance for loan losses; effect of terrorists attacks and threats of actual war; unanticipated regulatory or judicial proceedings; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company. For further information, refer to the Company's filings with the SEC.

Impact of Inflation and Changing Prices

Interest rates have a more significant impact on our performance than do the effects of general levels of inflation, since most of our assets and liabilities are monetary in nature. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by the Consumer Price Index. The liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which is discussed previously. Our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2004 was 4.28%, an increase of 8 basis points from 4.20% for the year ended December 31, 2003.

Currently, we have 97% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.


Consolidated Balance Sheets

                                                                                                 December 31,
(in thousands, except share amounts)                                                  2004                          2003
------------------------------------------------------------------------------------------------------------------------------------
Assets
------------------------------------------------------------------------------------------------------------------------------------
Cash and due from banks                                                           $     28,910                  $    37,715
Federal funds sold                                                                      12,000                            0
------------------------------------------------------------------------------------------------------------------------------------
   Cash and cash equivalents                                                            40,910                       37,715
Securities, available for sale at fair value                                           314,065                      275,400
Securities, held to maturity at cost
   (fair value 2004: $210,908; 2003: $201,568)                                         209,917                      199,863
Loans, held for sale                                                                    14,287                        9,164
Loans receivable, net of allowance for loan losses
   (allowance 2004: $7,847; 2003: $6,007)                                              638,496                      469,937
Restricted investments in bank stocks                                                    5,716                        5,227
Premises and equipment, net                                                             45,188                       38,178
Other assets                                                                             8,788                       16,505
------------------------------------------------------------------------------------------------------------------------------------
      Total assets                                                                $  1,277,367                  $ 1,051,989
------------------------------------------------------------------------------------------------------------------------------------

Liabilities and Stockholders' Equity
------------------------------------------------------------------------------------------------------------------------------------
Deposits:
   Noninterest-bearing                                                            $    206,393                  $   170,414
   Interest-bearing                                                                    954,154                      736,113
------------------------------------------------------------------------------------------------------------------------------------
      Total deposits                                                                 1,160,547                      906,527
Short-term borrowings and repurchase agreements                                              0                       79,000
Long-term debt                                                                          13,600                       13,000
Other liabilities                                                                       18,181                        3,738
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities                                                              1,192,328                    1,002,265
Stockholders' Equity:
   Preferred stock - Series A noncumulative; $10.00 par value;
      1,000,000 shares authorized; 40,000 shares issued and outstanding                    400                          400
   Common stock - $1.00 par value; 10,000,000 shares authorized;
      (issued and outstanding 2004: 5,869,606; 2003: 2,291,805)                          5,870                        2,292
   Surplus                                                                              62,790                       38,725
   Retained earnings                                                                    16,030                        7,758
   Accumulated other comprehensive income (loss)                                           (51)                         549
------------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                           85,039                       49,724
------------------------------------------------------------------------------------------------------------------------------------
      Total liabilities and stockholders' equity                                  $  1,277,367                  $ 1,051,989
------------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes


Consolidated Statements of Income

                                                                                        Years Ended December 31,
(in thousands, except per share amounts)                                           2004              2003              2002
------------------------------------------------------------------------------------------------------------------------------------
Interest Income
------------------------------------------------------------------------------------------------------------------------------------
Loans receivable, including fees:
   Taxable                                                                       $35,433           $27,545          $26,755
   Tax-exempt                                                                        292               216              111
Securities:
   Taxable                                                                        24,789            17,108           14,514
   Tax-exempt                                                                        401               453              107
Federal funds sold                                                                    67               220              508
------------------------------------------------------------------------------------------------------------------------------------
      Total interest income                                                       60,982            45,542           41,995
------------------------------------------------------------------------------------------------------------------------------------

Interest Expense
------------------------------------------------------------------------------------------------------------------------------------
Deposits                                                                          11,909            10,089           12,940
Short-term borrowings                                                              1,070               207                0
Long-term debt                                                                     1,418             1,356            1,354
------------------------------------------------------------------------------------------------------------------------------------
      Total interest expense                                                      14,397            11,652           14,294
------------------------------------------------------------------------------------------------------------------------------------
         Net interest income                                                      46,585            33,890           27,701
Provision for loan losses                                                          2,646             1,695            1,435
------------------------------------------------------------------------------------------------------------------------------------
Net interest income after provision for loan losses                               43,939            32,195           26,266
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Income
------------------------------------------------------------------------------------------------------------------------------------
Service charges and other fees                                                    10,252             7,968            6,766
Other operating income                                                               414               377              448
Gains on sales of loans                                                              630               765              493
Gains on sales of securities                                                           0               880                0
------------------------------------------------------------------------------------------------------------------------------------
      Total noninterest income                                                    11,296             9,990            7,707
------------------------------------------------------------------------------------------------------------------------------------

Noninterest Expenses
------------------------------------------------------------------------------------------------------------------------------------
Salaries and employee benefits                                                    21,824            16,702           12,491
Occupancy                                                                          4,375             3,420            2,403
Furniture and equipment                                                            2,503             1,844            1,523
Advertising and marketing                                                          3,108             2,425            2,181
Data processing                                                                    2,922             2,148            1,890
Postage and supplies                                                               1,141               986              862
Other                                                                              6,593             4,985            4,078
------------------------------------------------------------------------------------------------------------------------------------
      Total noninterest expenses                                                  42,466            32,510           25,428
------------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                                        12,769             9,675            8,545
Provision for federal income taxes                                                 4,178             3,118            2,871
------------------------------------------------------------------------------------------------------------------------------------
      Net income                                                                 $ 8,591           $ 6,557          $ 5,674
------------------------------------------------------------------------------------------------------------------------------------

Net Income per Common Share
------------------------------------------------------------------------------------------------------------------------------------
   Basic                                                                          $ 1.75            $ 1.44           $ 1.29
   Diluted                                                                        $ 1.63            $ 1.34           $ 1.18
------------------------------------------------------------------------------------------------------------------------------------

Average Common and Common Equivalent Shares
Outstanding
------------------------------------------------------------------------------------------------------------------------------------
   Basic                                                                           4,856             4,506            4,332
   Diluted                                                                         5,218             4,836            4,728
------------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes


Consolidated Statements of Stockholder' Equity

                                                                                                        Accumulated Other
                                                 Preferred       Common                      Retained     Comprehensive
(dollars in thousands )                            Stock          Stock       Surplus        Earnings     Income (Loss)     Total
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2001                                   $400         $1,882       $25,263         $5,159         $ (111)      $32,593
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net income                                         -              -             -          5,674              -         5,674
    Change in unrealized gains (losses) on securities,
       net of taxes                                    -              -             -              -          1,631         1,631
                                                                                                                          ----------
Total comprehensive income                                                                                                  7,305
                                                                                                                          ----------
Dividends declared on preferred stock                  -              -             -            (80)             -           (80)
Common stock of 112,379 shares issued under
    stock option plans, including tax benefit of $378  -            113         2,003              -              -         2,116
Common stock of 440 shares issued under
    employee stock purchase plan                       -              -            19              -              -            19
Proceeds from issuance of 21,733 shares of
    common stock in connection with dividend
    reinvestment and stock purchase plan               -             22           846              -              -           868
5% common stock dividend and cash paid in lieu
    of fractional shares (100,577 shares issued)       -            100         3,778         (3,887)             -            (9)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2002                                   $400         $2,117       $31,909         $6,866        $ 1,520       $42,812
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net income                                         -              -             -          6,557              -         6,557
    Change in unrealized gains (losses) on securities,
       net of taxes and reclassification adjustment    -              -             -              -           (971)         (971)
                                                                                                                          ----------
Total comprehensive income                                                                                                  5,586
                                                                                                                          ----------
Dividends declared on preferred stock                  -              -             -            (80)             -           (80)
Common stock of 48,226 shares issued under
    stock option plans, including tax benefit of $178  -             48           686              -              -           734
Common stock of 110 shares issued under
    employee stock purchase plan                       -              -             4              -              -             4
Proceeds from issuance of 16,950 shares of
common stock in connection with dividend
reinvestment and stock purchase plan                   -             17           660              -              -           677
5% common stock dividend and cash paid in lieu
    of fractional shares (109,430  shares issued)      -            110         5,466         (5,585)             -            (9)
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2003                                   $400         $2,292       $38,725         $7,758         $  549       $49,724
------------------------------------------------------------------------------------------------------------------------------------
Comprehensive income:
    Net income                                         -              -             -          8,591              -         8,591
    Change in unrealized gains (losses) on securities,
       net of taxes                                    -              -             -              -           (600)         (600)
                                                                                                                          ----------
Total comprehensive income                                                                                                  7,991
                                                                                                                          ----------
Dividends declared on preferred stock                  -              -             -            (80)             -           (80)
Common stock of 68,204 shares issued under
    stock option plans, including tax benefit of $319  -             68         1,233              -              -         1,301
Common stock of 590 shares issued under
    employee stock purchase plan                       -              1            27              -              -            28
Proceeds from issuance of 13,842 shares of common
    stock in connection with dividend  reinvestment
    and stock purchase plan                            -             14           661              -              -           675
Proceeds from issuance of 560,000 shares of common
    stock in connection with stock offerings           -            560        24,848              -              -        25,408
Other stock transactions (362 shares issued)           -              -           231           (239)             -            (8)
2-for-1 stock split in the form of a dividend
    (2,934,803 shares issued)                          -          2,935        (2,935)             -              -             -
------------------------------------------------------------------------------------------------------------------------------------
December 31, 2004                                   $400         $5,870       $62,790        $16,030          $ (51)      $85,039
------------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes


Consolidated Statements of Cash Flows

                                                                                         Years Ended December 31,
(in thousands)                                                                    2004             2003              2002
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                      $  8,591           $  6,557        $  5,674
Adjustments to reconcile net income to net cash
 provided by operating activities:
   Provision for loan losses                                                       2,646              1,695           1,435
   Provision for depreciation and amortization                                     2,397              1,831           1,484
   Deferred income taxes                                                             708                285              68
   Amortization of securities premiums and accretion of discounts, net             1,219              3,036             926
   Gains on sales of securities                                                        0               (880)              0
   Proceeds from sales of loans                                                   75,619            106,950          67,794
   Loans originated for sale                                                     (80,112)          (104,835)        (70,154)
   Gains on sales of loans                                                          (630)              (765)           (493)
   (Increase) decrease in other assets                                             8,035            (10,724)             93
   Increase (decrease) in other liabilities                                       14,443                (93)          1,272
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by operating activities                                   32,916              3,057           8,099

Investing Activities
------------------------------------------------------------------------------------------------------------------------------------
Securities held to maturity:
   Proceeds from principal repayments and maturities                              36,967             45,855          34,681
   Purchases                                                                     (46,893)          (148,228)        (29,121)
Securities available for sale:
   Proceeds from principal repayments and maturities                             113,389            191,681          77,946
   Proceeds from sales                                                                 0              8,294               0
   Purchases                                                                    (154,071)          (273,431)       (176,945)
Net (purchase) redemption of restricted investments in bank stocks                  (489)            (3,182)            548
Net increase in loans receivable                                                (171,205)          (107,897)        (27,040)
Purchases of premises and equipment                                               (9,407)           (13,600)         (6,306)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash used by investing activities                                     (231,709)          (300,508)       (126,237)

Financing Activities
------------------------------------------------------------------------------------------------------------------------------------
Net increase in demand, interest checking,
   money market, and savings deposits                                            224,257            166,787         159,992
Net increase in time deposits                                                     29,763             12,785           5,225
Net increase (decrease) in short-term borrowings                                 (79,000)            79,000               0
Proceeds from common stock options exercised                                         982                556           1,738
Proceeds from dividend reinvestment and common stock purchase plan                   675                677             868
Proceeds from issuance of common stock in connection with
   stock offerings                                                                25,408                  0               0
Cash dividends on preferred stock and cash in lieu of fractional shares              (97)               (89)            (90)
------------------------------------------------------------------------------------------------------------------------------------
      Net cash provided by financing activities                                  201,988            259,716         167,733
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                   3,195            (37,735)         49,595
Cash and cash equivalents at beginning of year                                    37,715             75,450          25,855
------------------------------------------------------------------------------------------------------------------------------------
      Cash and cash equivalents at year-end                                    $  40,910          $  37,715       $  75,450
------------------------------------------------------------------------------------------------------------------------------------

                             See accompanying notes.

Notes to Consolidated Financial Statements


1.   Significant Accounting Policies
------------------------------------

Nature of Operations and Basis of Presentation

The 2004 consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. (Commerce or Bank). The 2003 and 2002 consolidated financial statements also include Commerce Harrisburg Capital Trust I (Trust I) and Commerce Harrisburg Capital Trust II (Trust II). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

In 2004, as a result of applying the provisions of FASB Interpretation No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51," which represented new accounting guidance governing when an equity interest should be consolidated, the Company was required to deconsolidate Trust I and Trust II from its financial statements. Prior periods have not been restated. The deconsolidation of the net assets and results of operations of the trusts had virtually no impact on the Company's financial statements or liquidity since the Company continues to be obligated to repay the debentures held by the trusts and guarantees repayment of the preferred securities issued by the trusts. The Company's total debt obligation related to the trusts did increase, however, from $13.0 million to $13.6 million upon deconsolidation, with the difference representing the Company's common ownership interest in the Trusts, which is now reported in "Other assets."

For regulatory reporting purposes, the Federal Reserve Board has an outstanding proposal under which Trust Preferred Securities will qualify as Tier I Capital subject to new restrictions. It is anticipated that the Company will continue to meet its minimum capital requirements under the proposed rule.

The  Company  is  a  one-bank  holding  company   headquartered  in  Camp  Hill,
Pennsylvania and provides retail and commercial banking services through its subsidiary Commerce Bank/Harrisburg, N.A. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, and Reading markets of South Central Pennsylvania.

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from those estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the valuation of securities available for sale.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary, if any, are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and

                                      Notes to Consolidated Financial Statements

near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Allowance for Loan Losses

The allowance for loan losses is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the allowance for loan losses, and subsequent recoveries, if any, are credited to the allowance. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available.

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

All nonaccrual loans, including any non-homogenous portfolio residential mortgages and home equity loans with balances greater than $25,000, are evaluated individually to determine whether a valuation allowance is necessary due to collateral deficiencies that may exist within the loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, unless such loans are the subject of a restructuring agreement.

Notes to Consolidated Financial Statements


Loans Held for Sale

Loans held for sale are comprised of residential loans and student loans that the Bank originates with the intention of selling in the future. These loans are carried at the lower of cost or estimated fair value, calculated in the aggregate.

Restricted Investments in Bank Stocks

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

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization are determined on the straight-line methods for financial reporting purposes, and accelerated methods for income tax purposes. When capitalizing costs for store construction, the Company includes the costs of purchasing the land, developing the site, constructing the building, (or leasehold improvements if the property is leased), and furniture, fixtures and equipment necessary to operate the store. Depreciation charges begin the month in which the store opens. All other pre-opening and post-opening costs related to the stores are expensed as incurred.

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

Per Share Data

Basic earnings per share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends and stock splits declared through January 28, 2005.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally,

                                      Notes to Consolidated Financial Statements


federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2004, 2003, and 2002 for interest was $14.4 million, $12.0 million, and $14.3 million respectively. Income taxes paid totaled $3.7 million, $2.5 million, and $2.6 million in 2004, 2003, and 2002, respectively.

Stock-Based Compensation

The Company accounts for stock-based compensation issued to directors and employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (APB25). This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock option awards because the stock options generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company's common stock at the grant date.

The fair value of each option grant was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for 2004, 2003, and 2002 respectively: risk-free interest rates of 3.6%, 3.4% and 4.7%; volatility factors of the expected market price of the Company's common stock of .21, .21, and .33; weighted-average expected lives of the options of 6.1 years, 10.0 years and 10.0 years, respectively; and no cash dividends.

Had compensation costs for stock options granted in 2004, 2003 and 2002 been determined based on the fair value at the grant dates for awards under the plan consistent with the provisions of FASB Statement No. 123, "Accounting for Stock-Based Compensation" (FAS 123), the Company's net income and earnings per share for the years ended December 31, 2004, 2003 and 2002 would have been reduced to the proforma amounts indicated in the following table.

--------------------------------------------------------------------------------
                                           Years Ended December 31,
(in thousands)                             2004     2003      2002
--------------------------------------------------------------------------------
Net income:
    As reported                            $ 8,591  $6,557   $5,674
    Total stock-based compensation
      cost, net of tax, that would
      have been included in the
      determination of net income
      if the fair value based
      method had been
      applied to all awards                 (1,121)   (814)  (1,434)
--------------------------------------------------------------------------------
    Pro-forma                              $ 7,470  $5,743   $4,240
--------------------------------------------------------------------------------
Reported earnings per share:
    Basic                                  $  1.75  $ 1.44   $ 1.29
--------------------------------------------------------------------------------
    Diluted                                   1.63    1.34     1.18
--------------------------------------------------------------------------------
Pro-forma earnings per share:
    Basic                                  $  1.52  $ 1.26   $  .96
    Diluted                                   1.42    1.17      .88
--------------------------------------------------------------------------------

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period.

Recent Accounting Standards

In December 2003, the Accounting Standards Executive Committee issued Statement of Position 03-3 (SOP 03-3), "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." SOP 03-3 addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities acquired in a transfer, including business combinations, if those differences are attributable, at least in part, to credit quality. SOP 03-3 is effective for loans for debt securities acquired in fiscal years beginning after December 15, 2004. The Company intends to adopt the provisions of SOP 03-3 effective January 1, 2005, and does not expect the initial implementation to have a material effect on the Company's consolidated financial statements.

In March 2004, the Emerging Issues Task Force (EITF) reached consensus on Issue 03-1, "The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments." EITF No. 03-1 includes new guidance for evaluating and recording impairment losses on debt and equity investments, as well as new disclosure requirements for investments that are deemed to be temporarily impaired. In September 2004, the FASB deferred the implementation dates of the provisions that relate to measurement and recognition of other-than-temporary impairments. The Company is continuing to evaluate the impact of the measurement and recognition provisions of EITF 03-1 but does not believe

Notes to Consolidated Financial Statements


the adoption will have a material effect on the financial position or results of operations of the Company.

In March 2004, the SEC released Staff Accounting Bulletin (SAB) No. 105, "Application of Accounting Principles to Loan Commitments." SAB 105 provides guidance about the measurements of loan commitments recognized at fair value under FASB Statement No. 133, "Accounting for Derivative Instruments and Hedging Activities." SAB 105 also requires companies to disclose their accounting policy for those loan commitments including methods and assumptions used to estimate fair value and associated hedging strategies. SAB 105 is effective for all loan commitments accounted for as derivatives that are entered into after March 31, 2004. The adoption of SAB 105 did not have a material effect on the Company's consolidated financial statements.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), "Share-Based Payment," (FAS 123R). FAS 123(R) revised FAS 123 and supersedes APB 25, and its related implementation guidance. FAS 123(R) will require all compensation costs related to share-based payments to be recognized in the income statement (with limited exceptions) based on their fair values and no longer allows pro forma disclosure as an alternative to reflecting the impact of share-based payments on net income and net income per share. The amount of compensation cost will be measured based on the grant-date fair value of the stock-based compensation issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and permits public companies to adopt its requirements using one of two methods: modified prospective or modified retrospective. The Company plans to adopt FAS 123R on July 1, 2005, but has yet to decide on a method of adoption.

Segment Reporting

Commerce acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its stores, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassifications

Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform with the 2004 presentation format. Such reclassifications had no impact on the Company's net income.

2.   Restrictions on Cash and Due From Bank Accounts
----------------------------------------------------

The Bank is required to maintain average reserve balances with the Federal Reserve Bank. The average amount of those reserve balances maintained for 2004 and 2003 was approximately $9.4 million and $6.5 million, respectively.

3.   Securities
---------------

The amortized cost and fair value of securities at December 31, 2004 and 2003 are summarized in the following tables.

                                      Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31, 2004
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Gross             Gross
                                                             Amortized       Unrealized        Unrealized           Fair
(in thousands)                                                 Cost             Gains            Losses             Value
------------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities                             $ 10,000            $    0           $  (202)        $  9,798
Mortgage-backed securities                                     302,133             1,614            (1,660)         302,087
Corporate debt securities                                        2,009               171                 0            2,180
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                    $314,142            $1,785           $(1,862)        $314,065
------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                             $ 70,981            $   49           $  (663)        $ 70,367
Municipal securities                                             6,827                36               (29)           6,834
Mortgage-backed securities                                     114,963             1,051              (715)         115,299
Corporate debt securities                                       17,146             1,262                 0           18,408
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                    $209,917            $2,398           $(1,407)        $210,908
------------------------------------------------------------------------------------------------------------------------------------

------------------------------------------------------------------------------------------------------------------------------------
                                                                                   December 31, 2003
------------------------------------------------------------------------------------------------------------------------------------
                                                                                Gross             Gross
                                                             Amortized       UnrealizedUnrealized Fair
(in thousands)                                                 Cost             Gains            Losses             Value
------------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities                             $ 24,000            $   10           $  (438)        $ 23,572
Mortgage-backed securities                                     248,555             1,726              (683)         249,598
Corporate debt securities                                        2,013               217                 0            2,230
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                    $274,568            $1,953           $(1,121)        $275,400
------------------------------------------------------------------------------------------------------------------------------------
Held to Maturity
U.S. Government Agency securities                             $ 40,010            $  243           $  (734)        $ 39,519
Municipal securities                                             6,845               107              (198)           6,754
Mortgage-backed securities                                     135,925             1,609            (1,044)         136,490
Corporate debt securities                                       17,083             1,722                 0           18,805
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                    $199,863            $3,681           $(1,976)        $201,568
------------------------------------------------------------------------------------------------------------------------------------

The  amortized  cost and fair value of debt  securities  at December 31, 2004 by contractual maturity are shown in the following table.  Expected maturities will differ from contractual  maturities because borrowers may have the right to call or prepay obligations.
------------------------------------------------------------------------------------------------------------------------------------
                                                                  Held to Maturity                  Available for Sale
------------------------------------------------------------------------------------------------------------------------------------
                                                             Amortized          Fair            Amortized           Fair
(in thousands)                                                 Cost             Value             Cost              Value
------------------------------------------------------------------------------------------------------------------------------------
Due in one year or less                                       $    101          $    101          $      0         $      0
Due after one year through five years                            6,513             6,949                 0                0
Due after five years through ten years                          33,955            33,788             5,000            4,903
Due after ten years                                             54,385            54,771             7,009            7,075
------------------------------------------------------------------------------------------------------------------------------------
                                                                94,954            95,609            12,009           11,978
Mortgage-backed securities                                     114,963           115,299           302,133          302,087
------------------------------------------------------------------------------------------------------------------------------------
     Total                                                    $209,917          $210,908          $314,142         $314,065
------------------------------------------------------------------------------------------------------------------------------------

There were no sales of securities available for sale or held to maturity in 2004.

Gross gains of $640,000 and gross losses of $0 were realized on sales of securities available for sale in 2003.

Notes to Consolidated Financial Statements


Additionally, gross gains of $240,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of securities held to maturity consisted of $4.5 million of corporate bonds which were sold solely due to a continued deterioration in the issuer's creditworthiness over the previous three years. The securities were sold prior to December 31, 2003 and settled in January 2004. There were no sales of securities available for sale in 2002.

At December 31, 2004 and 2003 securities with a fair value of $337.8 million and $257.1 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company's investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.


------------------------------------------------------------------------------------------------------------------------------------
                                                  Less than 12 months            12 months or more                  Total
                                                 Fair        Unrealized       Fair        Unrealized        Fair       Unrealized
(in thousands)                                   Value         Losses         Value         Losses          Value        Losses
------------------------------------------------------------------------------------------------------------------------------------
Available for Sale
U.S. Government Agency securities              $   4,895      $    (105)      $ 4,903        $   (97)      $  9,798       $  (202)
Mortgage-backed securities                       152,354         (1,456)       12,408           (204)       164,762        (1,660)
------------------------------------------------------------------------------------------------------------------------------------
   Total                                       $ 157,249        $(1,561)      $17,311        $  (301)      $174,560       $(1,862)
------------------------------------------------------------------------------------------------------------------------------------

Held to Maturity
U.S. Government Agency securities              $  26,900      $     (80)      $29,417        $  (583)      $ 56,317       $  (663)
Municipal securities                               4,800            (29)            -              -          4,800           (29)
Mortgage-backed securities                        36,597           (438)       21,351           (277)        57,948          (715)
------------------------------------------------------------------------------------------------------------------------------------
Total                                          $  68,297      $    (547)      $50,768        $  (860)      $119,065       $(1,407)
------------------------------------------------------------------------------------------------------------------------------------

The table above represents 60 securities where the current fair value is less than the related amortized cost.

At December 31, 2004, 42 debt securities, which include mortgage-backed securities, U.S. Government Agency securities, and municipal securities, have been in a continuous unrealized loss position for less than twelve months, and 18 debt securities have been in a continuous unrealized loss position for twelve months or more.

In management's opinion, the unrealized losses reflect changes in general market interest rates subsequent to the acquisition of specific securities and represent only temporary impairment of the securities. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value.

4.   Loans Receivable and Allowance for Loan Losses
---------------------------------------------------

A summary of loans receivable is as follows:

--------------------------------------------------------------------------------
                                          December 31,
(in thousands)                        2004            2003
--------------------------------------------------------------------------------
Real Estate:
   Commercial Mortgage                $239,576      $194,609
   Construction and land
      development                       39,467        26,895
   Residential Mortgage                 79,672        72,713
   Tax-Exempt                            6,303         5,720
Commercial Business                     97,198        58,894
Consumer                               109,568        71,007
Lines of Credit                         74,559        46,106
--------------------------------------------------------------------------------
                                       646,343       475,944
Less: Allowance for Loan Losses          7,847         6,007
--------------------------------------------------------------------------------
Net Loans Receivable                  $638,496      $469,937
--------------------------------------------------------------------------------

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $14.6 million and $14.3 million at December 31, 2004 and 2003, respectively. During 2004, $11.4 million of new advances were made and repayments totaled $11.1 million.

                                      Notes to Consolidated Financial Statements

The following is a summary of the transactions in the allowance for loan losses.

--------------------------------------------------------------------------------
                                  Years Ended December 31,
(in thousands)                    2004       2003      2002
--------------------------------------------------------------------------------
Balance at beginning of year      $6,007    $5,146    $4,544
Provision charged to expense       2,646     1,695     1,435
Recoveries                           231       266       116
Loans charged off                 (1,037)   (1,100)     (949)
--------------------------------------------------------------------------------
Balance at end of year            $7,847    $6,007    $5,146
--------------------------------------------------------------------------------


At December 31, 2004 and 2003, the recorded investment in loans considered to be impaired under FASB Statement No. 114 "Accounting by Creditors for Impairment of a Loan" totaled $9.4 million and $9.8 million, respectively. At December 31, 2004, $2.3 million of impaired loans have a specific valuation allowance of $1.3 million as compared to $2.5 million of impaired loans having a specific valuation allowance of $1.5 million at December 31, 2003. Total non-accrual loans at December 31, 2004 and 2003 totaled $586,000 and $787,000, respectively. Loans past due 90 days or more and still accruing totaled $0 at December 31, 2004 and $385,000 at December 31, 2003.

Impaired loans averaged approximately $8.9 million, $5.5 million and $1.5 million during 2004, 2003 and 2002, respectively. Interest income recognized on these loans amounted to $507,000, $41,000 and $79,000 during 2004, 2003 and 2002, respectively.

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

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twelve months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2004 for guarantees under standby letters of credit issued is not material.

The Bank's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:


--------------------------------------------------------------------------------
                                         December 31,
(in thousands)                        2004           2003
--------------------------------------------------------------------------------
Commitments to grant loans          $  3,668       $    452
Unfunded commitments
 of existing loans                   188,869        109,648
Standby letters of credit             10,929          8,426
--------------------------------------------------------------------------------
Total                               $203,466       $118,526
--------------------------------------------------------------------------------

6.  Concentrations of Credit Risk
---------------------------------

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $307 million at December 31, 2004.

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

7.   Bank Premises, Equipment and Leases
----------------------------------------

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation is computed on the straight-line method over the following estimated useful lives of the related assets:

Notes to Consolidated Financial Statements

--------------------------------------------------------------------------------
                                                   Years
--------------------------------------------------------------------------------
Buildings and leasehold improvements               2 - 39.5
Furniture, fixtures and equipment                  5 - 10
Computer equipment and software                    3 - 5
--------------------------------------------------------------------------------

A summary of premises and equipment is as follows:

--------------------------------------------------------------------------------
                                           December 31,
(in thousands)                           2004        2003
--------------------------------------------------------------------------------
Land                                    $10,325     $ 7,753
Buildings                                30,324      26,398
Leasehold improvements                    3,122       2,618
Furniture, fixtures, and equipment       13,667      11,609
--------------------------------------------------------------------------------
                                         57,438      48,378
Less accumulated depreciation
  and amortization                       12,250      10,200
--------------------------------------------------------------------------------
                                        $45,188     $38,178
--------------------------------------------------------------------------------

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2025. Total rental expense for operating leases in 2004, 2003, and 2002 was $1.7 million, $1.4 million, and $1.1 million, respectively. At December 31, 2004, future minimum lease payments for noncancelable operating leases are payable as follows:

--------------------------------------------------------------------------------
(in thousands)
--------------------------------------------------------------------------------
2005                                                $ 1,956
2006                                                  1,689
2007                                                  1,509
2008                                                  1,437
2009                                                  1,253
Thereafter                                           17,204
--------------------------------------------------------------------------------
Total minimum lease payments                        $25,048
--------------------------------------------------------------------------------

The Company has the option to extend the majority of its store land leases beyond the original terms. If the Company exercised its options, it would incur an additional $39.4 million in additional lease payments.

8.   Deposits
-------------

The composition of deposits is as follows:

--------------------------------------------------------------------------------
                                            December 31,
(in thousands)                             2004       2003
--------------------------------------------------------------------------------
Demand                                  $  206,393  $170,414
Interest checking and money market         435,859   312,282
Savings                                    306,305   241,603
Time certificates $100,000 or more         104,955    91,399
Other time certificates                    107,035    90,829
--------------------------------------------------------------------------------
                                        $1,160,547  $906,527
--------------------------------------------------------------------------------


At December 31, 2004, the scheduled maturities of time deposits are as follows:

--------------------------------------------------------------------------------
(in thousands)
--------------------------------------------------------------------------------
2004                                               $141,412
2005                                                 16,263
2006                                                 15,697
2007                                                  9,527
2008                                                 29,091
--------------------------------------------------------------------------------
                                                   $211,990
--------------------------------------------------------------------------------

9.   Short-term Borrowings
--------------------------

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $339 million and certain qualifying assets of the Bank collateralize the line. At December 31, 2004 and 2003, there was $0 and $39 million, respectively, outstanding on this line of credit at a rate of 1.06% at December 31, 2003. The Bank has availability under two repurchase agreements to borrow up to $45 million of which $0 and $40 million was outstanding as of December 31, 2004 and 2003, respectively, at a rate of 1.23% at December 31, 2003. The Company has $0 and $45 million in securities pledged at December 31, 2004 and 2003, respectively, under the repurchase agreements. These securities are under the Company's control. In addition, the Bank has a line of credit of $10 million from another bank all of which was available as of December 31, 2004.

10.  Long-term Debt
-------------------

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

                                      Notes to Consolidated Financial Statements


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

11. Income Taxes
----------------

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

--------------------------------------------------------------------------------
                                   Years Ended December 31,
(in thousands)                      2004     2003    2002
--------------------------------------------------------------------------------
Provision at statutory rate
  on pre-tax income                $4,341   $3,289   $2,905
Tax-exempt income on
  loans and investments              (226)    (218)     (76)
Other                                  63       47       42
--------------------------------------------------------------------------------
                                   $4,178   $3,118   $2,871
--------------------------------------------------------------------------------

The components of income tax expense are as follows:

--------------------------------------------------------------------------------
                                   Years Ended December 31,
(in thousands)                      2004     2003    2002
--------------------------------------------------------------------------------
Current                            $3,470   $2,833   $2,803
--------------------------------------------------------------------------------
Deferred                              708      285       68
--------------------------------------------------------------------------------
                                   $4,178   $3,118   $2,871
--------------------------------------------------------------------------------

The components of the net deferred tax assets were as follows:

--------------------------------------------------------------------------------
                                            December 31,
(in thousands)                            2004        2003
--------------------------------------------------------------------------------
Deferred tax assets:
    Allowance for loan losses           $ 2,668     $ 2,042
    Unrealized losses on securities          26           0
    Other                                   120          59
--------------------------------------------------------------------------------
Total deferred tax assets                 2,814       2,101
--------------------------------------------------------------------------------
Deferred tax liabilities:
    Premises and equipment               (1,618)     (1,178)
    Unrealized gains on securities            0        (283)
    Prepaid expenses                       (167)        (84)
    Deferred loan fees                     (872)          0
--------------------------------------------------------------------------------
Total deferred tax liabilities           (2,657)     (1,545)
--------------------------------------------------------------------------------
Net deferred tax assets                 $   157     $   556
--------------------------------------------------------------------------------

Income taxes of $299,000 were recognized on net securities gains during 2003. During 2004, 2003 and 2002, the Company received a tax benefit on its federal income tax return totaling $319,000, $178,000, and $378,000, respectively for the exercise of non-qualified stock options and for disqualified dispositions of employee stock from options exercised.

12. Stockholders' Equity
------------------------

At December 31, 2004, Commerce Bancorp, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 287,332 shares (adjusted for common stock dividends and splits) of the Company's common stock, exercisable at $3.48 per share (adjusted for common stock dividends and splits), in the event of a "change in control" (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2004 or 2003. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $5,000 per month (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 14,432 and 17,060 common shares were issued pursuant to this plan in 2004 and 2003, respectively. At December 31, 2004,

Notes to Consolidated Financial Statements


the Company had reserved approximately 416,000 common shares to be issued in connection with the plan.

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

On September 29, 2004, the Company entered into and consummated a Stock Purchase Agreement with Commerce Bancorp, Inc., ("Commerce of New Jersey"). Pursuant to the Stock Purchase Agreement, Commerce of New Jersey purchased 100,000 shares of unregistered common stock of the Company (the "Stock") for a per share price of $45.666 and an aggregate price of $4,566,600. Pursuant to the Stock Purchase Agreement, the per share price was equal to the average of the closing sale prices of the Company's common stock on the NASDAQ National Market for the five trading day period (i.e. dates in which trades occurred) ending on September 28, 2004.

On November 2, 2004, the Company completed its offering of 460,000 shares of its common stock at $49.00 per share. The 60,000 share underwriters' option to cover over-allotments was fully exercised, which is included in the 460,000 share total.

On January 28, 2005, the Board of Directors declared a 2-for-1 stock split in the form of a 100% stock dividend payable on February 25, 2005, to stockholders of record on February 10, 2005. Payment of the stock split resulted in the issuance of approximately 3.0 million additional common shares.

All common stock and per share data included in these financial statements have been restated for the stock dividends and split.

13. Earnings per Share
----------------------


The following table sets forth the computation of basic and diluted earnings per share.
------------------------------------------------------------------------------------------------------------------------------------
                                                                     For the Years Ended December 31,
                                                    2004                           2003                            2002
(in thousands except                                        Per Share                      Per Share                      Per Share
  per share amounts)                     Income    Shares    Amount       Income  Shares    Amount       Income   Shares    Amount
------------------------------------------------------------------------------------------------------------------------------------
Basic earnings per share:
   Net income                            $8,591                          $6,557                         $5,674
   Preferred stock dividends                (80)                            (80)                           (80)
------------------------------------------------------------------------------------------------------------------------------------
      Income available to
         common stockholders              8,511     4,856    $1.75        6,477    4,506     $1.44       5,594     4,332    $1.29
------------------------------------------------------------------------------------------------------------------------------------
Effect of dilutive securities:
   Stock options                                      362                            330                             396
------------------------------------------------------------------------------------------------------------------------------------
Diluted earnings per share:
      Income available to
         common stockholders
         plus assumed conversions        $8,511     5,218    $1.63       $6,477    4,836     $1.34      $5,594     4,728    $1.18
------------------------------------------------------------------------------------------------------------------------------------

All options outstanding were included in the computation of diluted EPS for the years ended December 31, 2004, 2003, and 2002, respectively because the options' exercise price was lower than the average market price of the common shares.

14. Stock Option Plans
----------------------

The 1996 Employee Stock Option Plan covers 1,254,738 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to officers and employees and will expire on December 31, 2005. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the Board of Directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted through December 16, 2004 are exercisable one year after the date of grant, subject to certain vesting provisions, and expire ten years after the date of grant. As a result of a plan amendment adopted on December 17, 2004, all options granted after this date will vest evenly over a four-year period from the date of grant.

In 2000, the Company's shareholders approved the adoption of the 2001 Directors' Stock Option Plan. The

                                      Notes to Consolidated Financial Statements

Plan covers 243,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors and will expire on December 31, 2010. Under the Company's Directors' Stock Option Plan, each Director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted through December 16, 2004 are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank. As a result of a plan amendment adopted on December 17, 2004, all options granted after this date will vest evenly over a four-year period from the date of grant.

The Company has adopted the disclosure-only provisions of Standards of Financial Accounting Standards (SFAS) No. 123 "Accounting for Stock-Based Compensation." Accordingly, no compensation costs have been recognized for options granted in 2004, 2003, or 2002.


Stock options transactions under the Plans were as follows:
------------------------------------------------------------------------------------------------------------------------------------
                                                                              Years Ended December 31,
                                                              2004                      2003                        2002
------------------------------------------------------------------------------------------------------------------------------------
                                                                 Weighted Avg.              Weighted Avg.              Weighted Avg.
                                                    Options     Exercise Price   Options   Exercise Price    Options  Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at beginning of year                     948,268         $11.34      884,988       $ 9.40      1,155,474       $ 8.92
Granted                                              178,220          25.37      187,440        17.98         29,110        17.35
Exercised                                           (145,634)          8.28     (106,578)        6.06       (247,964)        7.02
Forfeited                                            (35,887)         19.42      (17,582)       16.46        (51,632)       14.57
------------------------------------------------------------------------------------------------------------------------------------
Outstanding at end of year                           944,967         $14.12      948,268       $11.34        884,988       $ 9.40
------------------------------------------------------------------------------------------------------------------------------------
Exercisable at December 31                           731,366         $11.37
Options available for grant at December 31           428,027
Weighted-average fair value
   of options granted during the year                                $ 8.96                    $ 6.27                      $ 8.97
------------------------------------------------------------------------------------------------------------------------------------

Exercise prices for options outstanding as of December 31, 2004 are presented in the following table.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                  As of December 31, 2004
                                                       Options       Weighted Avg.     Weighted Avg.       Options     Weighted Avg.
                                                     Outstanding    Exercise Price   Contractual Life    Exercisable  Exercise Price
------------------------------------------------------------------------------------------------------------------------------------
Options with exercise prices
   ranging from $2.09 to $9.50                          244,119          $ 6.06          2.8 Years          244,119        $ 6.06
Options with exercise prices
   ranging from $9.51 to $17.00                         379,518           12.83          5.5 Years          367,942         12.74
Options with exercise prices
   ranging from $17.01 to $25.38                        321,330           21.78          9.4 Years          119,305         17.98
------------------------------------------------------------------------------------------------------------------------------------
Total options outstanding with exercise
   prices ranging from $2.09 to $25.38                  944,967          $14.12          6.1 Years          731,366        $11.37
------------------------------------------------------------------------------------------------------------------------------------

15. Regulatory Matters
----------------------

Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare a cash dividend in excess of its accumulated retained earnings. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank's capital to be reduced below applicable minimum capital requirements.

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

Notes to Consolidated Financial Statements

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2004, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2004 and 2003 for the Company and the Bank.

------------------------------------------------------------------------------------------------------------------------------------
                                                                                                           To Be Well Capitalized
                                                                           For Capital                     Under Prompt Corrective
                                       Actual                           Adequacy Purposes                     Action Provisions
------------------------------------------------------------------------------------------------------------------------------------
(dollars in thousands)           Amount        Ratio               Amount               Ratio               Amount          Ratio
------------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2004
   Risked based capital ratios:
       Total capital             $105,936       12.49%    =>       $67,833      =>       8.0%      =>           N/A          N/A
       Tier 1 capital              98,090       11.57     =>        33,917      =>       4.0       =>           N/A          N/A
       Leverage ratio              98,090        7.79     =>        50,358      =>       4.0       =>           N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2004
   Risked based capital ratios:
       Total capital             $105,708       12.48%    =>       $67,773      =>       8.0%      =>       $84,716          =>10.0%
       Tier 1 capital              97,862       11.55     =>        33,886      =>       4.0       =>        50,829          => 6.0
       Leverage ratio              97,862        7.78     =>        50,326      =>       4.0       =>        62,907          => 5.0
------------------------------------------------------------------------------------------------------------------------------------
Company
As of December 31, 2003
   Risked based capital ratios:
       Total capital             $ 68,191       10.49%    =>       $52,000      =>       8.0%      =>           N/A          N/A
       Tier 1 capital              62,184        9.57     =>        26,000      =>       4.0       =>           N/A          N/A
       Leverage ratio              62,184        6.19     =>        40,198      =>       4.0       =>           N/A          N/A
------------------------------------------------------------------------------------------------------------------------------------
Bank
As of December 31, 2003
   Risked based capital ratios:
       Total capital             $ 67,714       10.42%    =>       $51,992      =>       8.0%      =>       $64,990          =>10.0%
       Tier 1 capital              61,707        9.49     =>        25,996      =>       4.0       =>        38,994          => 6.0
       Leverage ratio              61,707        6.14     =>        40,173      =>       4.0       =>        50,216          => 5.0
------------------------------------------------------------------------------------------------------------------------------------

16. Employee Benefit Plan
-------------------------

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. All eligible employees may defer up to 15% of their income on a pretax basis through contributions to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee's salary. For 2004, 2003, and 2002, the Company's matching contribution was established at 25% of the employees' salary deferral. The amount charged to expense was $158,000, $96,000, and $98,000 in 2004, 2003, and 2002,
respectively.

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

                                      Notes to Consolidated Financial Statements

the  unrealized   gains   (losses)  are  presented  in  the  table  below.   The
reclassification   adjustments   included  in  comprehensive   income  are  also
presented.

--------------------------------------------------------------------------------
                                   Years Ended December 31,
(in thousands)                       2004    2003     2002
--------------------------------------------------------------------------------
Unrealized holding
   gains(losses) arising
   during the year                  $(909)  $ (831)  $2,471
Less reclassification
   adjustment for gains
   (losses) included in
   net income                           0      640        0
--------------------------------------------------------------------------------
Net unrealized gains (losses)        (909)  (1,471)   2,471
Tax (expense) benefit                 309      500     (840)
--------------------------------------------------------------------------------
Net of tax amount                   $(600)  $ (971)  $1,631
--------------------------------------------------------------------------------

18. Commitments and Contingencies
---------------------------------

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

The Company has purchased the land located at the corner of Friendship Road and TecPort Drive in Swatara Township, Dauphin County, Pennsylvania. The Company is currently constructing a Headquarters/Operations Facility, to be called Commerce Center, on this property to be opened in 2005. Commitments related to the construction of the Commerce Center total $1.4 million and management expects total construction costs to be between $15.0 to $18.0 million.

The Company has purchased the parcel of land at Linglestown and Patton Roads, Harrisburg, Dauphin County, Pennsylvania. The Company plans to construct a full-service branch on this property to be opened in 2006.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

19. Related Party Transactions
------------------------------

Commerce Bancorp, Inc. (an 11.4% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintaining the computer wide area network, proof and encoding services, account statement rendering, ATM/VISA card processing, data processing, advertising support, and call center support. The Company paid approximately $2.0 million, $1.4 million, and $1.2 million for services provided by Commerce Bancorp, Inc. during 2004, 2003, and 2002, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2004 and 2003, approximately $2.1 million and $2.6 million, respectively, of these participations were outstanding.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $10 million, which could be drawn upon if needed. The balance at December 31, 2004 and 2003 on this line was $0.

The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $259,000, $271,000 and $557,000, in 2004, 2003 and 2002, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

20.  Fair Value of Financial Instruments
----------------------------------------

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

Notes to Consolidated Financial Statements

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

The carrying amounts and fair values of the Company's financial instruments as of December 31, 2004 and 2003 are presented in the following table.

                                      Notes to Consolidated Financial Statements


------------------------------------------------------------------------------------------------------------------------------------
                                                                         2004                                     2003
                                                             Carrying           Fair                  Carrying            Fair
(in thousands)                                                Amount            Value                  Amount             Value
------------------------------------------------------------------------------------------------------------------------------------
Financial assets:
    Cash and cash equivalents                                $   40,910      $    40,910                $ 37,715         $ 37,715
    Securities                                                  523,982          524,973                 475,263          476,968
    Loans, net (including loans held for sale)                  652,783          657,033                 479,101          496,026
    Restricted investments in bank stock                          5,716            5,716                   5,227            5,227
    Accrued interest receivable                                   5,582            5,582                   4,998            4,998
------------------------------------------------------------------------------------------------------------------------------------
Financial liabilities:
    Deposits                                                 $1,160,547       $1,162,004                $906,527         $908,618
    Long-term debt                                               13,600           18,008                  13,000           15,610
    Short-term borrowings                                             0                0                  79,000           79,000
    Accrued interest payable                                        509              509                     470              470
------------------------------------------------------------------------------------------------------------------------------------
Off-balance sheet instruments:
    Standby letters of credit                                $        0       $        0                $      0         $      0
    Commitments to extend credit                                      0                0                       0                0
------------------------------------------------------------------------------------------------------------------------------------


21. Quarterly Financial Data (unaudited)
----------------------------------------

The following represents summarized unaudited quarterly financial data of the Company which in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):


------------------------------------------------------------------------------------------------------------------------------------
                                                                                    Three Months Ended
                                                             December 31      September 30        June 30          March 31
------------------------------------------------------------------------------------------------------------------------------------

2004
Interest income                                                 $16,632           $15,638          $14,834          $13,878
Interest expense                                                  4,539             3,755            3,193            2,910
Net interest income                                              12,093            11,883           11,641           10,968
Provision for loan losses                                           721               675              675              575
Gains on sales of investment securities                               0                 0                0                0
Provision for federal income taxes                                1,123             1,069            1,052              934
Net income                                                        2,284             2,198            2,181            1,928
Net income per share:
    Basic                                                       $  0.41           $  0.47          $  0.47          $  0.41
    Diluted                                                        0.38              0.43             0.43             0.38

------------------------------------------------------------------------------------------------------------------------------------

2003
Interest income                                                 $12,798           $10,839          $11,127          $10,778
Interest expense                                                  2,857             2,689            2,932            3,174
Net interest income                                               9,941             8,150            8,195            7,604
Provision for loan losses                                           495               350              525              325
Gains on sales of investment securities                             592               288                0                0
Provision for federal income taxes                                  813               710              801              794
Net income                                                        1,725             1,526            1,658            1,648
Net income per share:
    Basic                                                       $  0.37           $  0.33          $  0.36          $  0.36
    Diluted                                                        0.34              0.31             0.34             0.34
------------------------------------------------------------------------------------------------------------------------------------

Notes to Consolidated Financial Statements

22. Condensed Financial Statements of Parent Company
----------------------------------------------------


Balance Sheets

                                                                                                       December 31,
(in thousands)                                                                                 2004                   2003
------------------------------------------------------------------------------------------------------------------------------------
ASSETS
Cash                                                                                            $324                    $518
Investment in subsidiaries:
   Banking subsidiary                                                                         97,811                  62,256
   Non-banking subsidiaries                                                                      600                     600
Other assets                                                                                     706                     107
------------------------------------------------------------------------------------------------------------------------------------
Total Assets                                                                                 $99,441                 $63,481
------------------------------------------------------------------------------------------------------------------------------------
LIABILITIES
Long-term debt                                                                               $13,600                 $13,000
Other liabilities                                                                                802                     757
------------------------------------------------------------------------------------------------------------------------------------
   Total liabilities                                                                          14,402                  13,757
------------------------------------------------------------------------------------------------------------------------------------

STOCKHOLDERS' EQUITY
Preferred stock                                                                                  400                     400
Common stock                                                                                   5,870                   2,292
Surplus                                                                                       62,790                  38,725
Retained earnings                                                                             16,030                   7,758
Accumulated other comprehensive loss                                                             (51)                    549
------------------------------------------------------------------------------------------------------------------------------------
   Total stockholders' equity                                                                 85,039                  49,724
------------------------------------------------------------------------------------------------------------------------------------
Total Liabilities & Stockholders' Equity                                                     $99,441                 $63,481
------------------------------------------------------------------------------------------------------------------------------------



Statements of Income
                                                                                         Years Ended December 31,
(in thousands)                                                                    2004             2003              2002
------------------------------------------------------------------------------------------------------------------------------------
Income:
   Dividends from bank subsidiary                                                 $1,044            $1,396          $ 1,226
   Interest income                                                                    62                62               62
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,106             1,458            1,288
------------------------------------------------------------------------------------------------------------------------------------
Expenses:
   Interest expense                                                                1,418             1,418            1,416
   Other                                                                             521               349              258
------------------------------------------------------------------------------------------------------------------------------------
                                                                                   1,939             1,767            1,674
------------------------------------------------------------------------------------------------------------------------------------
Income (loss) before income (taxes) benefit and equity
  in undistributed net income of subsidiaries                                       (833)             (309)            (386)
Income (taxes) benefit                                                               638               580              548
------------------------------------------------------------------------------------------------------------------------------------
                                                                                    (195)              271              162
Equity in undistributed net income of bank subsidiary                              8,786             6,286            5,512
------------------------------------------------------------------------------------------------------------------------------------
Net income                                                                        $8,591            $6,557          $ 5,674
------------------------------------------------------------------------------------------------------------------------------------

64

                                      Notes to Consolidated Financial Statements

Statements of Cash Flows

                                                                                         Years Ended December 31,
(in thousands)                                                                    2004             2003              2002
------------------------------------------------------------------------------------------------------------------------------------
Operating Activities:
   Net Income                                                                   $  8,591           $ 6,557          $ 5,674
   Adjustments to reconcile net income to
     net cash provided by operating activities:
   Amortization of financing costs                                                     6                 6                6
   Increase in other liabilities                                                      45                55               30
   Equity in undistributed net income of bank subsidiary                          (8,786)           (6,286)          (5,512)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided (used) by operating activities                                    (144)              332              198
------------------------------------------------------------------------------------------------------------------------------------

Investing Activities:
   Investment in bank subsidiary                                                 (27,018)           (1,210)          (2,610)
------------------------------------------------------------------------------------------------------------------------------------
Net cash (used) by investing activities                                          (27,018)           (1,210)          (2,610)
------------------------------------------------------------------------------------------------------------------------------------

Financing Activities:
   Proceeds from common stock options exercised                                      982               556            1,738
   Proceeds from issuance of common stock under
      stock purchase plan                                                            675               677              868
   Proceeds from issuance of common stock in connection
      with stock offerings                                                        25,408                 0                0
   Cash dividends on preferred stock and
      cash in lieu of fractional shares                                              (97)              (89)             (90)
------------------------------------------------------------------------------------------------------------------------------------
Net cash provided by financing activities                                         26,968             1,144            2,516
------------------------------------------------------------------------------------------------------------------------------------
Increase (decrease) in cash and cash equivalents                                    (194)              266              104
Cash and cash equivalents at beginning of the year                                   518               252              148
------------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents at end of year                                        $    324           $   518          $   252
------------------------------------------------------------------------------------------------------------------------------------

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania



We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, stockholders' equity and cash flows for each of the years in the three-year period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.



                                                    /s/ Beard Miller Company LLP

Harrisburg, Pennsylvania

January 28, 2005