Form 10-K, Exhibit 13
period 2005-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2006-03-16
CIK 1085706

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of income. This section should be read in conjunction with our consolidated financial statements and accompanying notes.

Executive Summary

Our competitive strategy utilizes a retail model, which is built on the gathering and retention of low cost core deposits. Management believes deposit growth continues to be the primary driver of our success and that service and a superior retail experience, not interest rates, drive deposit growth. The consistent growth of low cost, long-term deposit relationships allows us to focus our investments on less risky loans and securities. In addition, our significant cash flow allows us ongoing reinvestment opportunities as interest rates change.

Total deposits increased $210.5 million from $1.16 billion at December 31, 2004 to $1.37 billion at December 31, 2005. The growth in total deposits was due to a combination of growth from five new stores that opened between October 2004 and October 2005 and from same store deposit growth of $167.4 million, or 12%. We measure same store deposit growth as the annual percentage increase in core deposits for store offices open two years or more. As of December 31, 2005, 23 of our 28 stores had been open for two years or more. Our core deposits include all deposits except for public fund time deposits.

During 2005, our total net loans (including loans held for sale) increased by $173.2 million from $652.8 million as of December 31, 2004 to $826.0 million at December 31, 2005. This growth was represented across all loan categories, reflecting a continuing commitment to the credit needs of our market areas. We have taken great strides over the past 3 years to strengthen the structure and depth of our lending function and we believe that the growth in total loans is a result of these efforts. In recent years, there has been significant consolidation in financial institutions in our market areas. We believe this consolidation has caused dislocation, and therefore has provided us with the opportunity to gain customers and hire experienced local banking professionals. Our average loan to average deposit ratio at December 31, 2005 was 58.9%, as compared to 57.2% as of December 31, 2004.

During 2005 our total assets grew by $363.8 million from $1.28 billion at December 31, 2004 to $1.64 billion as of December 31, 2005. During this same time period, interest earning assets (primarily loans and investments) increased by $337.8 million from $1.20 billion to $1.54 billion. The growth in earning assets was funded by the previously mentioned deposit growth of $210.5 million plus short-term borrowings of $157.9 million.

The year was marked by a rare interest rate environment in which long-term rates had the same level of yields as did short-term rates. Characterized as a “flat” yield curve, the unique rate environment affected banks nationwide, including Commerce, adding pressure to our net interest margin and constraining our historical net interest income growth. We feel this net interest margin compression is a short-term hurdle and we remain committed to the expansion of the Commerce Bank Model and to delivering legendary service to our Customers. In the fourth quarter, we utilized the flat yield curve to reposition approximately $48 million of our investment portfolio from fixed to floating rates, a protective measure against further net interest margin compression. In doing so, we incurred an after-tax charge of $567,000, or $0.09 per share. Additionally, we accelerated the vesting of all prior stock options in the fourth quarter, leaving us with no legacy stock option expense for 2006 and beyond.

Net interest income grew by $4.3 million, or 9%, over 2004 due to the increased volume in interest earning assets partially offset by the impact of net interest margin compression brought on by the flat yield curve. Total revenues (net interest income plus noninterest income) increased by $7.2 million, or 12%, in 2005 compared to 2004 and net income increased by 3% from $8.6 million to $8.8 million. Excluding the impact of the investment portfolio repositioning and stock option acceleration, which together totaled $612,000, net of tax, or $0.10 per share, our net income grew 10% to $9.4 million. The increase was achieved despite the challenging rate environment and the costs associated with opening four new stores during the year. Earnings per share were down 15% to $1.38. Excluding the same above mentioned charges, earnings per share were $1.48, down 9% from the previous year. This reflects the impact of a 21% increase in the number of average shares outstanding in 2005 versus the prior year, primarily the result of a public stock offering in the fourth quarter of 2004.

The financial highlights for 2005 compared to 2004 are summarized on the next page.

	December 31,
	2005	2004	% Change
	(dollars in millions)
Total Assets	$1,641.1	$1,277.4	28%
Total Loans (Net)	815.4	638.5	28%
Total Deposits	1,371.1	1,160.5	18%

	December 31,
	2005	2004	% Change
	(dollars in millions except per share data)
Total Revenues	$65.1	$57.9	12%
Net Income	8.8	8.6	3%
Net Income Per Share	1.38	1.63	(15)%

We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing market, and by filling gaps between existing store locations. We opened four stores in 2005, giving us a total of 28 full-service stores as of December 31, 2005. We are targeting to open approximately 30 new stores over the next six years. In addition, to accommodate our growth, we constructed a new Headquarters, Operations and Training Center in Harrisburg, which we expect to open at the end of the first quarter of 2006. The total anticipated cost to construct and furnish our new Headquarters, Operations and Training Center in Harrisburg will be around $19.0 million. As a result of our targeted growth, we expect that expenses related to salaries, employee benefits, occupancy, furniture and equipment, and advertising will increase in subsequent periods. Our long-range plan targets a total of 59 store offices by the end of 2011. We believe that the demographics of the south central Pennsylvania market should provide significant opportunities for us to continue to grow both deposit and lending relationships.

Application of Critical Accounting Policies

      Our accounting policies are fundamental to understanding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2005 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

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

We perform monthly, systematic reviews of our loan portfolios to identify inherent losses and assess the overall probability of collection. These reviews include an analysis of historical default and loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses existing in each lending category. Management judgment involving the estimates of loss factors can be impacted by many variables, such as the number of years of actual default and loss history included in the evaluation and the volatility of forecasted net credit losses.

The methodology used to determine the appropriate level of the allowance for loan losses and related provisions differs for commercial and consumer loans, and involves other overall evaluations. In addition, significant estimates are involved in the determination of the appropriate level of allowance related to impaired loans. The portion of the allowance related to impaired loans is based on discounted cash flows using the loan’s effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Each of these variables involves judgment and the use of estimates. For instance, discounted cash flows are based on estimates of the amount and timing of expected future cash flows.

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

Stock-Based Compensation. As permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (FAS 123), we have historically accounted for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (APB 25). The pro forma impact to net income and earnings per share that would occur if compensation expense was recognized, based on the estimated fair value of the options on the date of grant, is disclosed in Note 1 of the Notes to the Consolidated Financial Statements for December 31, 2005.

In December 2004, the Financial Accounting Standards Board (FASB) issued Statement No. 123(R), “Share-Based Payment,” (FAS 123(R)). FAS 123(R) revised FAS 123 and supersedes APB 25, and its related implementation guidance. FAS 123(R) requires compensation costs related to share-based payments to be recognized in the income statements (with limited exceptions) based on their fair values and no longer allows pro forma disclosure as an alternative to reflecting the impact of share-based payments on net income and net income per share. The amount of compensation cost will be measured based on the grant-date fair value of the stock-based compensation issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award. This statement is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005 and permits public companies to adapt its requirement using one of two methods: modified prospective or modified retrospective. The Company adopted FAS 123(R) effective January 1, 2006.

In October 2005, the FASB issued FASB Staff Position (“FSP”) FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)”. FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. We will adopt this standard when we adopt FAS 123(R), and it will not have a material impact on our consolidated financial position, results of operations or cash flows.

In November 2005, the FASB issued final FASB Staff Position FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards.” The FSP provides an alternative method of calculating excess tax benefits (the Additional Paid-in Capital “APIC” pool) from the method defined in FAS 123(R) for share-based payments. A one-time election to adopt the transition method in this FSP is available to those entities adopting FAS 123(R) using either the modified retrospective or modified prospective method. Up to one year from the initial adoption of FAS 123(R) or effective date of the FSP is provided to make this one-time election. However, until an entity makes its election, it must follow the guidance in FAS 123(R). FSP 123(R)-3 is effective upon initial adoption of FAS 123(R) and will become effective for us in the first quarter of fiscal 2006. We are currently evaluating the potential impact of calculating the APIC pool with this alternative method and have not determined which method we will adopt, or the expected impact on our financial position or results of operations.

Results of Operations

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2005, 2004 and 2003 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2005, average interest-earning assets were $1.35 billion, an increase of $262.4 million, or 24%, over 2004. This was the result of an increase in the average balance of investment securities of $116.8 million and an increase in the average balance of loans receivable of $149.1 million, offset by a decrease in the average balance of federal funds sold of $3.5 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $224.5 million.

The tax-equivalent yield on total interest-earning assets increased by 29 basis points, from 5.63% in 2004 to 5.92% in 2005. This increase was mostly due to the increasing rate environment during 2005 which contributed toward higher yields on our floating rate loans, which comprise 34% of our loan portfolio.

The aggregate cost of interest-bearing liabilities increased 97 basis points from 1.55% in 2004 to 2.52% in 2005. The average rate paid on savings deposits increased by 54 basis points, from 1.01% in 2004 to 1.55% in 2005. The average rate paid on interest checking accounts increased from 0.85% in 2004 to 1.96% in 2005. The average rate paid on money market accounts, comprised of money market accounts and interest checking accounts that are swept overnight to money market balances, increased from 1.25% in 2004 to 2.52% in 2005. At December 31, 2005, $337.2 million of the sweep accounts were public fund interest checking accounts that are priced in relation to the 90-day treasury bill, which increased from 2.22% at December 31, 2004 to 4.08% at December 31, 2005. For time deposits, the average rate paid was 2.97%, up 53 basis points from 2004 and public funds time deposits incurred an increase of 135 basis points in 2005 on the average rate paid. The majority of our public funds are deposits of local school districts and municipalities.

Our aggregate cost of funding sources increased 80 basis points in 2005 to 2.12% from 1.32% in 2004. This increase resulted primarily from higher average rates paid on total interest bearing deposits. In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a taxable equivalent basis.

TABLE 1

	Years Ended December 31,
(dollars in thousands)	2005			2004			2003
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$615,779	$30,822	5.01%	$498,016	$24,789	4.98%	$361,323	$17,108	4.73%
Tax-exempt	5,887	538	9.14	6,838	608	8.89	6,444	686	10.65
Total securities	621,666	31,360	5.04	504,854	25,397	5.03	367,767	17,794	4.84
Federal funds sold	148	5	3.38	3,638	67	1.84	20,653	220	1.07
Loans receivable:
Mortgage and construction	392,697	26,328	6.70	337,257	21,777	6.46	263,581	18,290	6.94
Commercial loans and lines of credit	193,779	13,474	6.95	144,127	8,534	5.92	95,469	5,937	6.22
Consumer	134,004	8,147	6.08	93,166	5,122	5.50	54,840	3,318	6.05
Tax-exempt	9,218	638	6.92	6,095	442	7.25	5,093	327	6.42
Total loans receivable	729,698	48,587	6.66	580,645	35,875	6.18	418,983	27,872	6.65
Total earning assets	$1,351,512	$79,952	5.92%	$1,089,137	$61,339	5.63%	$807,403	$45,886	5.68%
Sources of Funds
Interest-bearing deposits:
Regular savings	$325,218	$5,043	1.55%	$276,862	$2,804	1.01%	$234,431	$2,381	1.02%
Interest checking	27,201	533	1.96	19,464	166	0.85	14,760	103	0.70
Money market	452,109	11,408	2.52	327,748	4,098	1.25	230,504	2,104	0.91
Time deposits	179,428	5,330	2.97	164,765	4,024	2.44	133,196	4,584	3.44
Public funds time	34,992	1,094	3.13	45,855	817	1.78	46,562	917	1.97
Total interest-bearing deposits	1,018,948	23,408	2.30	834,694	11,909	1.43	659,453	10,089	1.53
Short-term borrowings	105,620	3,821	3.62	79,049	1,070	1.35	16,964	207	1.22
Long-term debt	13,600	1,418	10.43	13,600	1,418	10.43	13,000	1,356	10.43
Total interest-bearing liabilities	1,138,168	28,647	2.52	927,343	14,397	1.55	689,417	11,652	1.69
Noninterest-bearing funds (net)	213,344			161,794			117,986
Total sources to funds assets	$1,351,512	$28,647	2.12	$1,089,137	$14,397	1.32	$807,403	$11,652	1.44
Net interest income and margin on a tax- equivalent basis		$51,305	3.80%		$46,942	4.31%		$34,234	4.24%
Tax-exempt adjustment		400			357			344
Net interest income and margin		$50,905	3.77%		$46,585	4.28%		$33,890	4.20%
Other Balances
Cash & due from banks	$42,225			$35,285			$28,390
Other assets	58,837			47,161			45,369
Total assets	1,452,574			1,171,583			881,162
Noninterest-bearing demand deposits	220,566			180,355			142,805
Other liabilities	4,889			5,750			2,983
Stockholders’ equity	88,951			58,135			45,957

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income on loans, investment securities, and other interest-earning assets and the interest expense paid on deposits and borrowed funds. Changes in net interest income and net interest margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs. Net interest income is our primary source of earnings. There are several factors that affect net interest income, including:

•	the volume, pricing mix, and maturity of earning assets and interest-bearing liabilities;
•	market interest rate fluctuations; and
•	asset quality.

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) for 2005 increased $4.3 million, or 9%, over 2004 to $50.9 million. Interest income on a tax-equivalent basis totaled $80.0 million, an increase of $18.6 million, or 30%, over 2004. The majority of this increase was related to volume increases in the investment securities and loans receivable portfolios. Interest expense for 2005 increased $14.2 million, or 99%, from $14.4 million in 2004 to $28.6 million in 2005. This increase was related to both the increases in deposit and short-term borrowing rates paid in addition to the increase in the average level of deposits and other borrowed money.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread decreased to 3.40% in 2005 from 4.08% in 2004 on a fully tax equivalent basis. The net interest margin decreased 51 basis points from 4.28% in 2004 to 3.77% in 2005.

In late June 2004, the Federal Reserve Board began a measured reversal of their accommodative stance on monetary policy that had been in place over the previous three years. The targeted federal funds rate began increasing in the second half of 2004 and the trend continued throughout 2005. Federal funds rate increased 200 basis points in 2005. As a result, our cost of funds significantly increased during this period but we did not experience a similar increase in the yields on our interest earning assets due to the continued flattening yield curve throughout the year. We would not expect to see expansion in the net interest margin until long-term interest rates increase and/or the yield curve steepens.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully tax equivalent basis.

TABLE 2

	2005 v. 2004			2004 v. 2003
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$5,907	$126	$6,033	$6,814	$867	$7,681
Tax-exempt	(87)	17	(70)	34	(112)	(78)
Federal funds sold	(118)	56	(62)	(312)	159	(153)
Interest on loans receivable:
Mortgage and construction	3,727	824	4,551	4,752	(1,265)	3,487
Commercial	3,451	1,489	4,940	2,883	(286)	2,597
Consumer	2,485	540	3,025	2,106	(302)	1,804
Tax-exempt	216	(20)	196	73	42	115
Total interest income	15,581	3,032	18,613	16,350	(897)	15,453
Interest on deposits:
Regular savings	742	1,497	2,239	446	(23)	423
Interest checking	151	216	367	41	22	63
Money market	3,137	4,173	7,310	1,210	784	1,994
Time deposits	432	874	1,306	772	(1,332)	(560)
Public funds	(340)	617	277	(12)	(88)	(100)
Short-term borrowings	958	1,793	2,751	841	22	863
Long-term debt	0	0	0	62	0	62
Total interest expense	5,080	9,170	14,250	3,360	(615)	2,745
Net increase (decrease)	$10,501	$(6,138)	$4,363	$12,990	$(282)	$12,708

(1) Changes due to both volume and rate have been allocated to volume changes.

Provision for Loan Losses

We recorded $1.6 million to the allowance for loan losses in 2005 as compared to $2.6 million in 2004. Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. Net charge-offs during 2005 were only $176,000, or 0.02%, of average loans outstanding as compared to $806,000, or 0.14%, of average loans outstanding in 2004. See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for December 31, 2005 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2005 increased by $2.9 million, or 25%, over 2004 to $14.2 million. The increase was primarily due to increases in other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income in 2005 were gains of $1.3 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans offset by a net loss on the sale of securities of $60,000. Included in total noninterest income in 2004 were gains of $630,000 on the sale of residential and student loans.

Noninterest Expenses

Noninterest expenses totaled $50.4 million for 2005, an increase of $7.9 million, or 19%, over 2004. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening four full service stores in 2005 and one full service store in late 2004. A comparison of noninterest expense for certain categories for 2005 and 2004 is presented below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $4.4 million, or 20%, in 2005 over 2004. The increased level of these expenses includes the impact of salary and benefit costs associated with the 37% increase in the level of full-time equivalent employees to 787 at December 31, 2005 from 576 at December 31, 2004. Included in this increase is the additional staff hired to operate the new stores opened in April 2005, July 2005, August 2005, and October 2005.

Occupancy expenses totaled $5.4 million in 2005, an increase of $1.0 million, or 23%, over 2004 while furniture and equipment expenses increased by $230,000, or 9%, to $2.7 million. The full year impact of the one store opened in 2004 along with the additional four stores opened in 2005 contributed to the increases in occupancy and furniture and equipment expenses in 2005 over 2004. In late March 2006, we will discontinue leasing two facilities that currently house the majority of our executive, lending, financial and operational staff and relocate approximately 300 employees to Commerce Center, our new Headquarters, Operations and Training Center. Discontinued occupancy and furniture expenses associated with the two existing facilities will partially offset higher levels of expense associated with the new building and its furniture and equipment.

Advertising and marketing expenses were $3.5 million for 2005, an increase of $353,000, or 11%, over 2004. The increase was primarily the result of grand opening expenses associated with four new stores in 2005. Our advertising markets include Berks, Lebanon, Dauphin, Cumberland, and York Counties of South Central Pennsylvania.

Data processing expenses increased by $921,000, or 32%, in 2005 over 2004. The primary increases were due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced, the costs associated with additional stores, adding additional electronic products and services for customer use, and enhancements to existing services.

Postage and supplies expenses of $1.3 million were $167,000, or 15%, higher than the prior year. The increase was attributed to the growth in the number of account statements mailed to customers.

Other noninterest expenses totaled $7.4 million for 2005, compared to $6.6 million for 2004. Components of the increase include expenses related to: insurance, ATM fee refunds, travel, customer relations, and costs associated with compliance with section 404 of Sabanes-Oxley Act, offset by a decrease in foreclosed real estate expenses.

Our current strategic plan calls for the construction of four new stores in 2006, one which will result in the relocation of our Main Office to a newly built store in Lemoyne, Cumberland County, Pennsylvania. In addition, we are completing the construction of our new Headquarters, Operations and Training Center in Harrisburg. The costs associated with these planned facilities will continue to result in higher levels of staff, occupancy, furniture, equipment, and related expenses in 2006 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less noninterest income (exclusive of gains or losses on sales of investment securities). This ratio equaled 2.52% for 2005, compared to 2.66% for 2004. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2005, the operating efficiency ratio was 77.9% compared to 73.4% for 2004. Our operating efficiency ratio remains above our peer group primarily due to our aggressive growth expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $4.3 million for 2005, compared to $4.2 million for 2004. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 32.7% in both 2005 and 2004. See Note 11 of the Notes to Consolidated Financial Statements for an additional analysis of the provision for income taxes for 2005 and 2004.

In accordance with Statement of Financial Accounting Standard No. 109 (SFAS No. 109), “Accounting for Income Taxes”, income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial state-ment and tax bases of existing assets and liabilities.

At December 31, 2005, deferred tax assets amounted to $5.5 million and deferred tax liabilities amounted to $1.8 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Net Income and Net Income Per Share

Net income for 2005 was $8.8 million, an increase of $226,000, or 3%, over the $8.6 million recorded in 2004. This increase was due to an increase in net interest income of $4.3 million, an increase in noninterest income of $2.9 million, and a decrease in the provision for loan losses of $1.1 million, partially offset by an increase in noninterest expenses of $7.9 million.

Basic earnings per common share were $1.47 in 2005 compared to $1.75 in 2004. Diluted earnings per common share were $1.38 for 2005 and $1.63 for 2004. As previously mentioned, the decrease in earnings per share reflects the impact of a 21% increase in the number of average shares outstanding in 2005 versus the prior year, primarily the result of our public stock offering in the fourth quarter of 2004. See Note 13 in the Notes to Consolidated Financial Statements for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets, referred to as “ROA,” measures our net income in relation to our total average assets. Our ROA was 0.61% for 2005 and 0.73% for 2004. This decrease is the result of 28% growth in total assets combined with a 3% increase in net income. Contributing to these results was the deployment of $12.8 million of funds to the construction of our new Headquarters, Operations and Training Center as opposed to channeling these funds into interest-earning assets as well as the addition of the new stores in 2005 and 2004 and their related costs.

Return on average equity, referred to as “ROE,” indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders’ equity. ROE for 2005 was 9.91%, compared to 14.78% for 2004. As expected, ROE was impacted due to the volume of additional equity capital raised during the fourth quarter of 2004 through our public stock offering.

Results of Operations

2004 versus 2003

Net income for 2004 rose to $8.6 million, an increase of $2.0 million, or 31%, over the $6.6 million recorded in 2003.

Diluted earnings per common share increased by 22% to $1.63 for 2004 over $1.34 for 2003 after adjusting for the 5% common stock dividends declared in January 2004 and the 2-for-1 stock split declared in January 2005.

Net interest income for 2004 increased $12.7 million, or 37%, over 2003 to $46.6 million. Interest income on earning assets totaled $61.0 million, an increase of $15.4 million, or 34%, over 2003. Interest expense for 2004 increased by $2.7 million, or 24%, from $11.7 million to $14.4 million.

Our net interest rate spread increased to 4.08% in 2004 from 3.99% in 2003 and the net interest margin increased 8 basis points from 4.20% to 4.28%.

Noninterest income for 2004 increased by $1.3 million, or 13%, over 2003 to $11.3 million. Included in total noninterest income were gains on the sale of residential and student loans of $630,000 in 2004 and $765,000 in 2003 and a gain on the sale of securities in 2003 of $880,000.

Noninterest expenses totaled $42.5 million for 2004, an increase of $10.0 million, or 31%, over 2003. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of one full service store in 2004 and five full service stores in the second half of 2003.

Salary expenses and employee benefits increased by $5.1 million, or 31%, in 2004 over 2003. This increase was partially due to an increase in the level of full-time equivalent employees from 503 at December 31, 2003 to 576 at year-end 2004.

Occupancy expenses totaled $4.4 million in 2004, an increase of $955,000, or 28%, over 2003 while furniture and equipment expenses increased by $659,000, or 36%, to $2.5 million.

Advertising and marketing expenses were $3.1 million for 2004, an increase of $683,000, or 28%, over 2003. Data processing expenses increased by $774,000, or 36%, in 2004 over 2003. Postage and supplies expenses of $1.1 million were $155,000, or 16%, higher than the prior year.

Other noninterest expenses totaled $6.6 million for 2004, compared to $5.0 million for 2003.

Financial Condition

Securities

Securities are purchased and sold as part of our overall asset and liability management function. The classification of all securities is determined at the time of purchase. Securities expected to be held for an indefinite period of time are classified as securities available for sale and are carried at fair value. Decisions by management to purchase or sell these securities are based on an assessment of financial and economic conditions, including changes in prepayment risks and interest rates, liquidity needs, capital adequacy, collateral requirements for pledging, alternative asset and liability management strategies, tax considerations, and regulatory requirements.

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer’s creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for further analysis of our securities portfolio.

Our investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government, their principal and interest payments are guaranteed by an agency of the U.S. Government, or they are AAA rated. The majority of these investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields. For the year ended December 31, 2005, the yield on our securities portfolio was 5.04%, up 1 basis point from 5.03% in 2004.

At December 31, 2005, the weighted average life and duration of our securities portfolio was approximately 4.9 and 3.9 years, respectively, as compared to 5.1 years and 4.2 years, respectively, at December 31, 2004. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no “high-risk” securities or derivatives as of December 31, 2005 or 2004.

Securities available for sale increased by $73.4 million in 2005 (excluding the effect of changes in unrealized gains or losses) primarily as a result in purchases of $224.4 million, offset by principal repayments and maturities of $94.1 million and sales of $55.3 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, and AAA Whole Loan CMO securities. At December 31, 2005, the unrealized loss on securities available for sale included in stockholders’ equity totaled $4.4 million, net of tax, compared to the $51,000, net of tax, unrealized loss on securities available for sale included in stockholders’ equity at December 31, 2004.

During 2005, securities held to maturity increased by $96.3 million primarily as a result of purchases of $151.0 million offset by principal repayments of $49.7 million and a sale of one bond totaling $5.5 million. The bond experienced a deterioration in creditworthiness which meets the specific exception provided for a sale of a security classified as held to maturity. The securities held in this portfolio include U.S. Government Agency securities, mortgage-backed securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, and corporate debt securities.

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2005 are summarized in Table 3. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected, assuming a tax rate of 34%, on tax-exempt obligations.

TABLE 3

December 31, 2005	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government Agency obligations							$5,000	5.00%	$5,000	5.00%
Mortgage-backed obligations			$129	5.21%	$84	6.09%	382,285	5.04	382,498	5.04
Total available for sale	$0	----	$129	5.21%	$84	6.09%	$387,285	5.04%	$387,498	5.04%
Held to Maturity:
U.S. Government Agency obligations			$10,000	5.00%	$101,135	5.14%	$25,000	5.61%	$136,135	5.21%
Municipal obligations					653	5.45	1,964	7.21	2,617	6.77
Mortgage-backed obligations	$25	7.08%	593	5.41	114	6.47	149,662	5.09	150,394	5.09
Corporate debt securities	2,103	6.24	6,485	6.60			8,532	7.57	17,120	7.04
Total held to maturity	$2,128	6.25%	$17,078	5.62%	$101,902	5.14%	$185,158	5.30%	$306,266	5.27%

Note:  Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loan Portfolio

The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2001 through 2005.

TABLE 4

	December 31,
(in thousands)	2005	2004	2003	2002	2001
Commercial mortgage	$299,219	$239,576	$194,609	$144,959	$142,969
Construction and land development	47,334	39,467	26,895	31,034	32,863
Residential real estate mortgage loans	83,213	79,672	72,713	66,190	48,415
Tax-exempt loans	17,055	6,303	5,720	5,629	2,676
Commercial, industrial and other business loans	138,174	97,198	58,894	49,226	42,399
Consumer loans	148,906	109,568	71,007	34,598	36,551
Commercial lines of credit	90,769	74,559	46,106	37,245	36,801
Total loans	$824,670	$646,343	$475,944	$368,881	$342,674

We manage risk associated with our loan portfolio through diversification, with what we believe are sound underwriting policies and procedures that are reviewed and updated on at least an annual basis, and ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by industry and set target percentages for each industry. At December 31, 2005, there was no concentration greater than 16.3% of our loan portfolio to any one industry and there is no concentration greater than 2.0% to any one borrower as of December 31, 2005.

Our commercial mortgage and construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in south central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size in this category is approximately $495,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size in this category is approximately $400,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans lines category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2005, outstandings under commercial lines of credit were $90.8 million and unused commitments were $164.8 million,

Residential real estate mortgage loans represented approximately 10% of our total loans at December 31, 2005. Loans in this category are collateralized by first mortgages on residential properties located in south central Pennsylvania. Our underwriting policy provides that all residual loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 18% of our total loans at December 31, 2005. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2005, 66% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios and outlines acceptable credit sources to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2005, unused commitments under consumer lines of credit were $44.6 million.

During 2005, total gross loans increased by $174.7 million from $660.6 million at December 31, 2004, to $835.3 million at December 31, 2005, including $10.6 million of loans held for sale on December 31, 2005 and $14.3 million of loans held for sale on December 31, 2004. The loans held for sale represent student loans and certain residential and small business administration loans our management intends to sell and reinvest in higher yielding loans and securities. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $940,000 at December 31, 2005 and $692,000 at December 31, 2004. The increase in loans receivable in 2005 was represented across all loan categories.

During 2005, commercial mortgage loans increased by $59.6 million, or 25%, and commercial, industrial and other business loans increased by $41.0 million, or 42%. The addition to our staff of experienced lenders with long-term ties to the business communities in our markets has enhanced our lending portfolio and, as a result, our access to commercial lending opportunities.

Total consumer loans increased by $39.3 million in 2005 to $148.9 million at year-end 2005 compared to $109.6 million at year-end 2004. This increase of 36% was a direct result of a focused effort by management to increase the size of the consumer loan portfolio across all markets of our store footprint. Lines of credit experienced strong growth in 2005 as well, increasing by $16.2 million, or 22%, from $74.6 million to $90.8 million.

Total loans outstanding represented 60% of total deposits and 50% of total assets at December 31, 2005, excluding the loans held for sale, compared to 56% and 51%, respectively, at December 31, 2004.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2005, are presented in the following table.

TABLE 5

	December 31, 2005
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Real estate:
Commercial mortgage	$15,918	$17,126	$266,175	$299,219
Construction and land development	22,708	14,879	9,747	47,334
Residential mortgage	38,876	19,042	25,295	83,213
Tax-exempt	4,496	983	11,576	17,055
	81,998	52,030	312,793	446,821
Commercial	37,874	55,918	44,382	138,174
Consumer	24,721	15,028	109,157	148,906
Commercial lines of credit	64,745	25,362	662	90,769
Total loans	$209,338	$148,338	$466,994	$824,670
Interest rates:
Predetermined	$63,018	$85,323	$397,518	$545,859
Floating	146,320	63,015	69,476	278,811
Total loans	$209,338	$148,338	$466,994	$824,670

Concentrations of Credit Risk

The largest portion of loans, 36%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $346.6 million at December 31, 2005, compared to $279.0 million at December 31, 2004. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements’ credit evaluations of the respective borrowers.

Consumer loans comprised 18%, or $148.9 million, of total loans at December 31, 2005. Approximately $107.0 million of consumer loans are secured by real estate, $40.8 million of consumer loans are loans collateralized by personal assets of the borrower, and $1.1 million of consumer loans are unsecured.

Commercial loans represented 17% of total loans at December 31, 2005. Collateral for these types of loans varies depending upon managements’ credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees, and/or personal assets of the borrower.

On a monthly basis, the Bank’s credit services personnel prepare two different loan concentration reports: one using standardized North American Industry Classification codes and the second report by loan product type. Management reviews and uses these concentration reports to monitor risks. Quarterly, a Risk Management Booklet is prepared and reviewed by both management and our board of directors, which identifies areas of risk and quantifies if any exceptions were made to policies and procedures in the lending area during the preceding quarter. Management and the board utilize the Risk Management Booklet as a tool to identify and limit procedure and policy exceptions and to reduce any unnecessary risk in the lending function.

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2005, were $2.7 million, or .16%, of total assets as compared to $1.4 million, or 0.11%, of total assets at December 31, 2004. Total non-performing loans (non-accrual loans and restructured loans) at December 31, 2005 were $2.5 million compared to $857,000 a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.36% at December 31, 2005, compared to 0.29% at December 31, 2004. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2005, loans past due 90 days and still accruing interest amounted to $233,000 compared to $0 at December 31, 2004. Additional loans considered by our internal loan review department as potential problem loans of $1.6 million at December 31, 2005, compared to $840,000 at December 31, 2004, have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Foreclosed real estate totaled $159,000 as of December 31, 2005 as compared to $507,000 as of December 31, 2004. These properties have been written down to the lower of cost or fair value less disposition costs. We obtain updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 2001 through 2005.

TABLE 6

	December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Nonaccrual loans:
Commercial	$684	$308	$143	$958	$127
Consumer	296	11	68	42	116
Real estate: Construction	0	0	159	0	0
Mortgage	1,322	267	417	599	633
Total nonaccrual loans	2,302	586	787	1,599	876
Loans past due 90 days or more and still accruing	233	0	385	55	0
Restructured loans	0	271	0	0	0
Total non-performing loans	2,535	857	1,172	1,654	876
Foreclosed real estate	159	507	236	118	12
Total non-performing assets	$2,694	$1,364	$1,408	$1,772	$888
Non-performing loans to total loans	0.31%	0.13%	0.25%	0.45%	0.26%
Non-performing assets to total assets	0.16%	0.11%	0.13%	0.23%	0.15%
Interest income received on nonaccrual loans	$106	$30	$37	$79	$33
Interest income that would have been recorded under the original terms of the loans	$114	$10	$45	$193	$89

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

More specifically, the methodology we use to assess the adequacy of our allowance includes:

•
Identifying loans for individual review under FASB Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (Statement 114). In general, the loans identified for individual review under Statement 114 consist of large balance commercial loans and commercial mortgages.

•
Assessing whether the loans identified for review under Statement 114 are “impaired” based on the probability that all amounts due under the loan will not be collected according to the contractual terms of the loan agreement.

•	For loans identified as impaired, calculating the estimated fair value of the loan, using observable market prices, discounted cash flows or the value of the underlying collateral.

•
Classifying all non-impaired, large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

•
Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (Statement 5). In general, these other loans included residential mortgages, consumer loans, and installment loans.

•	Segmenting Statement 5 loans into groups with similar characteristics and allocating an allowance for loan losses to each segment based on recent loss history and other relevant information.

•
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

We recorded provisions of $1.6 million to the allowance for loan losses for 2005 compared to $2.6 million for 2004. During 2005, net charge-offs amounted to $176,000, or 0.02%, of average loans outstanding for the year, compared to $806,000, or 0.14%, of average loans outstanding for 2004. The allowance for loan losses decreased as a percentage of loans receivable from 1.21% of total loans outstanding at December 31, 2004, to 1.12% of total loans outstanding at December 31, 2005 and provided coverage of 364% of non-performing loans. Based upon a consistent application of our loan loss reserve methodology, the allowance level increased by $1.4 million to $9.2 million or 1.12% of total loans at December 31, 2005, but decreased as a percentage of total loans due to 28% growth in the loan portfolio in 2005.

The table below presents, for the years 2001 through 2005, information regarding our provision and allowance for loan losses.

TABLE 7

	Years Ended December 31,
(dollars in thousands)	2005	2004	2003	2002	2001
Balance at beginning of year	$7,847	$6,007	$5,146	$4,544	$3,732
Provisions charged to operating expenses	1,560	2,646	1,695	1,435	1,469
	9,407	8,653	6,841	5,979	5,201
Recoveries of loans previously charged-off:
Commercial	546	110	66	93	3
Consumer	50	113	85	2	21
Real estate	0	8	115	21	0
Total recoveries	596	231	266	116	24
Loans charged-off:
Commercial	(627)	(528)	(483)	(561)	(475)
Consumer	(135)	(350)	(331)	(70)	(85)
Real estate	(10)	(159)	(286)	(318)	(121)
Total charged-off	(772)	(1,037)	(1,100)	(949)	(681)
Net charge-offs	(176)	(806)	(834)	(833)	(657)
Balance at end of year	$9,231	$7,847	$6,007	$5,146	$4,544
Net charge-offs (recoveries) to average loans outstanding	0.02%	0.14%	0.20%	0.23%	0.21%
Allowance for loan losses to year-end loans	1.12%	1.21%	1.26%	1.40%	1.33%

Allocation of the Allowance for Loan Losses

The following table details the allocation of the allowance for loan losses to the various categories. The allocation is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition.

TABLE 8

	Allowance for Loan Losses at December 31,
	2005		2004		2003		2002		2001
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial loans and lines of credit	$3,675	28%	$3,063	27%	$2,636	21%	$2,428	24%	$986	23%
Consumer	1,785	18	1,657	17	717	15	452	9	157	11
Real estate, construction and land development:
Commercial	3,058	42	2,540	43	2,157	47	1,698	48	3,240	50
Residential	713	12	587	13	497	17	568	19	161	16
Total	$9,231	100%	$7,847	100%	$6,007	100%	$5,146	100%	$4,544	100%

Bank Premises and Equipment

Premises and equipment at December 31, 2005 was $66.3 million, up $21.1 million, or 47%, over premises and equipment of $45.2 million at December 31, 2004. This increase is primarily due to additional capital expenditures associated with the four new stores opened in 2005 as well as construction in process related to our new Headquarters, Operations and Training facility.

Other Assets

Other assets increased by $5.0 million from $8.8 million at December 31, 2004 to $13.8 million at December 31, 2005. This change was primarily due to a $2.7 million increase in deferred tax assets and a $2.1 million increase in accrued interest receivable on loans and investment securities.

Deposits

Total deposits at December 31, 2005, were $1.37 billion, up $210.5 million, or 18%, over total deposits of $1.16 billion at December 31, 2004. We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories increased $201.8 million, or 18%, in 2005 over 2004. Total deposits averaged $1.24 billion for 2005, an increase of $224.5 million, or 22%, over the 2004 average of $1.02 billion. The average balance on noninterest-bearing demand deposits increased in 2005 by $40.2 million, or 22%, compared to the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2005 increased by $132.1 million, or 38%, over the average balance for the prior year. The average total balance of all savings accounts was $325.2 million, a $48.4 million, or 17%, increase over the average balance for 2004. The average balance of all time deposits in 2005 was $214.4 million, an increase of $3.8 million, or 2%, over the average balance for 2004. For 2005, the deposit cost of funds was 1.73% as compared to 1.09% in 2004.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service, and active marketing.

The average balances and weighted average rates paid on deposits for 2005, 2004 and 2003 are presented below.

TABLE 9

	Years Ended December 31,
	2005 Average		2004 Average		2003 Average
(dollars in thousands)	Balance/Rate		Balance/Rate		Balance/Rate
Demand deposits:
Noninterest-bearing	$220,566		$180,355		$142,805
Interest-bearing (money market and checking)	479,310	2.49%	347,212	1.23%	245,264	0.90%
Savings	325,218	1.55	276,862	1.01	234,431	1.02
Time	214,420	3.00	210,620	2.30	179,758	3.07
Total deposits	$1,239,514		$1,015,049		$802,258

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2005, 2004 and 2003 is presented in Table 10.

TABLE 10

(in thousands)	2005	2004	2003
3 months or less	$20,002	$39,270	$35,065
3 to 6 months	6,487	15,530	21,202
6 to 12 months	29,582	13,344	18,520
Over 12 months	69,028	36,811	16,612
Total	$125,099	$104,955	$91,399

Short-Term Borrowings

Short-term borrowings, which consist of securities sold under agreement to repurchase and federal funds purchased, were used in 2005 and 2004 to meet short-term liquidity needs. For 2005, short-term borrowings averaged $83.7 million and repurchase agreements averaged $21.9 million. The weighted average rate paid during 2005 was 3.62% for both short-term borrowings and repurchase agreements. At December 31, 2005, short-term borrowings totaled $157.9 million at an average rate of 4.24%. As of December 31, 2004, there were no short-term borrowings or repurchase agreements. The maximum short-term borrowings outstanding at any month-end were $183.2 million in 2005 and $87.5 million in 2004. The maximum repurchase agree-ments outstanding at any month-end were $70 million in 2005 and $40 million in 2004.

Long-Term Debt

Long-term debt totaled $13.6 million at December 31, in both 2005 and 2004. Our long-term debt consisted of Trust Capital Securities through Commerce Harrisburg Capital Trust I and Commerce Harrisburg Capital Trust II, our Delaware business trust subsidiaries. At December 31, 2005, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for further analysis of our long-term debt.

Stockholders’ Equity and Capital Adequacy

At December 31, 2005, stockholders’ equity totaled $91.6 million, up $6.6 million, or 8%, over stockholders’ equity at December 31, 2004. This increase was due to our net income for the year and shares issued under stock purchase and stock option plans offset by unrealized losses on securities available for sale. Stockholders’ equity as a percent of total assets was 5.60% at December 31, 2005, compared to 6.66% at December 31, 2004. See Note 12 of Notes to Consolidated Financial Statements at December 31, 2005, included herein, for additional discussion regarding Stockholders’ Equity.

Risk-based capital provides the basis for which all banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-adjusted assets. Tier 1 capital includes common stockholders’ equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Total capital may be comprised of total Tier 1 capital plus limited life preferred stock, qualifying debt instruments, and the allowance for loan losses.

Table 11 provides a comparison of the Bank’s risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

TABLE 11

	Actual December 31,		Minimum Regulatory
	2005	2004	Requirements
Tier 1 Capital	9.77%	11.55%	4.00%
Total Capital	10.60	12.48	8.00
Leverage ratio (to total assets)	6.68	7.78	3.00-4.00

At December 31, 2005, the consolidated capital levels of the Company and of the Bank met the definition of a “well-capitalized” institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ National Market under the symbol COBH.  Prior to October 13, 2004, shares of Pennsylvania Commerce Bancorp, Inc. common stock were traded on the NASDAQ Small Cap Market under the symbol COBH.  The table on the next page sets forth the prices on the NASDAQ Small Cap Market (adjusted for stock dividends) known to us for each full quarterly period for the period January 1, 2004 through October 12, 2004. The table also includes the prices on the NASDAQ National Market known to us for the period beginning October 13, 2004 through December 31, 2005. As of December 31, 2005, there were approximately 2,200 holders of record of the Company’s common stock.

	Sales Price
Quarter Ended:	High	Low
March 31, 2005	$33.97	$28.93
June 30, 2005	38.00	29.11
September 30, 2005	36.68	33.05
December 31, 2005	36.00	30.72
March 31, 2004	$27.50	$23.25
June 30, 2004	25.63	23.26
September 30, 2004	25.05	21.88
December 31, 2004	31.50	22.00

We offer a Dividend Reinvestment and Stock Purchase Plan by which dividends on our Common Stock and optional cash payments of up to $10,000 per month (subject to change) may be invested in Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 12 shows our GAP position as of December 31, 2005. The repricing assumptions used in the table are as follows:

•	Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan.

•	Floating rate loans receivable are scheduled in the 1-90 day category as they are tied to a floating index such as New York Prime and available for immediate repricing.

•
Securities with pre-payment characteristics such as mortgage-backed securities and collateralized mortgage obligations are scheduled based upon their remaining weighted average lives as calculated utilizing a market consensus Constant Prepayment Rate. All other securities are assumed to reprice at their contractual maturity.

•	30% of Transaction accounts are expected to reprice within the first 90 days with the remaining 70% repricing after 5 years.

•	Time deposit accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 12

	December 31, 2005
(in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable	$307,964	$11,097	$30,801	$311,709	$170,468	$832,039
Securities	44,560	30,504	43,304	264,466	307,727	690,561
Total interest-earning assets	352,524	41,601	74,105	576,175	478,195	1,522,600
Interest-bearing liabilities:
Transaction accounts	269,925	0	0	0	624,165	894,090
Time deposits	49,130	18,899	46,500	114,342	0	228,871
Short-term borrowings	157,900	0	0	0	0	157,900
Long-term debt	0	0	0	0	13,600	13,600
Total interest-bearing liabilities	476,955	18,899	46,500	114,342	637,765	1,294,461
Period GAP	(124,431)	22,702	27,605	461,833	(159,570)	$228,139
Cumulative GAP	$(124,431)	$(101,729)	$(74,124)	$387,709	$228,139
Cumulative RSA / RSL	73.91%	79.48%	86.33%	159.04%	117.62%

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

Our income simulation model analyzes interest rate sensitivity by projecting net income over the next 24 months in a flat rate scenario versus net income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 200 basis point decrease during the next year, with rates remaining constant in the second year.

Our Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if net income in the above mentioned interest rate scenario is within 12% of forecasted net income in the first year and within 18% using a two year time frame.

The following table compares the impact on forecasted net income at December 31, 2005 of a plus 200 and minus 200 basis point (bp) change in interest rates to the impact at December 31, 2004 of a plus 200 and minus 100 bp change in interest rates. Given the overall low level of market interest rates present at December 31, 2004, we felt it was more practical to measure a minus 100 bp change than a minus 200 bp change. Given the 200 bp increase in short-term interest rates in 2005, management now uses a minus 200 bp change for modeling purposes.

	Basis Point Change
	Plus 200	Minus 200	Minus 100
December 31, 2005:
Twelve Months	(15.0)%	12.0%	N/A
Twenty-Four Months	(13.0)%	2.0%	N/A
December 31, 2004:
Twelve Months	(3.2)%	N/A	3.5%
Twenty-Four Months	3.2%	N/A	1.0%

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

Many assumptions were used by us to calculate the impact of changes in interest rates. Actual results may not be similar to our projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. In general, a flattening of the yield curve would result in reduced net interest income compared to the current flat rate scenario and proportionate rate shift assumptions. Actual results may also differ due to Management's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase in rates and a 200 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 50% or more of the excess of market value over book value in the current rate scenario. At December 31, 2005, the market value of equity indicates an acceptable level of interest rate risk.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management’s assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significant longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2005 provide an accurate assessment of our interest rate risk.

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

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong åcoreæ deposit growth. We generated $4.4 million in cash from operating activities during 2005 versus $32.9 million during 2004. This decrease was primarily attributed to the change in balances in other assets and other liabilities from one year to the next. Investing activities resulted in a net cash outflow of $378.9 million during 2005 compared to $231.7 million in 2004. Additional investment purchases of $174.5 million contributed to the increase in investing activities in 2005 over 2004. Financing activities resulted in a net inflow of $370.1 million in 2005 compared to $202.0 million in 2004. The cash inflow in 2005 was mostly from net deposit growth of $210.5 million and an increase in short-term borrowings of $157.9 million. For 2004, cash inflows from $254.0 million in deposit growth and $25.4 million in proceeds from a stock offerings were offset by a cash outflow of $79.0 million to pay short-term borrowings.

At December 31, 2005, liquid assets (defined as cash and cash equivalents, short-term investments, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $421.9 million, or 26% of total assets. This compares to $360.4 million, or 28% of total assets, at December 31, 2004.

Our investment portfolio consists mainly of mortgage-backed securities, which do not have stated maturities. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase.

The Company and the Bank’s liquidity are managed separately. On an unconsolidated basis, the principal source of our revenue is dividends paid to the Company by the Bank. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Company. The Company’s net cash outflows consist principally of interest on the trust-preferred securities, dividends on the preferred stock and unallocated corporate expenses.

We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2005, our total potential liquidity through these secondary sources was $521.1 million of which $363.2 million was currently available, as compared to $394.4 million at December 31, 2004 of which all was currently available.

Subject to regulatory approvals, we are targeting to open approximately 30 new stores over the next six years. The cost to construct and furnish a new store will be approximately $1.7 million, excluding the cost to lease or purchase the land on which the store is located. To accommodate our growth and perpetuate our culture we currently are completing construction on a new Headquarters, Operations and Training Center in Harrisburg, which we expect to open at the end of March 2006. As of December 31, 2005, the remaining anticipated funding to construct and furnish this building is expected to be approximately $8 million.

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2005:

TABLE 13

	December 31, 2005
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$114,530	$61,450	$52,891	$0	$228,871
Long-Term Debt	0	0	0	13,600	13,600
Operating Leases	1,948	3,722	3,416	26,183	35,269
Purchase Obligations	8,000	0	0	0	8,000
Sponsorship Obligation	225	617	467	1,866	3,175
Total	$124,703	$65,789	$56,774	$41,649	$288,915

For further discussion regarding our commitments and contingencies, please see Note 18 in the Notes to Consolidated Financial Statements at December 31, 2005, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements at December 31, 2005, included herein, for additional information.

Forward-Looking Statements

The Company may, from time to time, make written or oral “forward-looking statements”, including statements contained in the Company’s filings with the Securities and Exchange Commission (including the annual report on Form 10-K and the exhibits thereto), in its reports to stockholders and in other communications by the Company, which are made in good faith by the Company pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995.

These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions, that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company’s control). The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements. The following factors, among others, could cause the Company’s financial performance to differ materially from that expressed in such forward-looking statements: the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations; the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System; inflation; interest rate, market and monetary fluctuations; the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers; the willingness of customers to substitute competitors’ products and services for the Company’s products and services and vice versa; the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance); the impact of the rapid growth of the Company; the Company’s dependence on Commerce Bancorp, Inc. to provide various services to the Company; changes in the Company’s allowance for loan losses; effect of terrorists attacks and threats of actual war; unanticipated regulatory or judicial proceedings; changes in consumer spending and saving habits; and the success of the Company at managing the risks involved in the foregoing.

The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company. For further information, refer to the Company’s filings with the SEC.

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which is discussed above. Historically, our net interest margin has remained fairly stable, however, our net interest margin for the year ended December 31, 2005 was 3.77%, a decrease of 51 basis points from 4.28% for the year ended December 31, 2004 as a result of the flattening yield curve in effect throughout 2005. See the section titled “Net Interest Income and Net Interest Margin” in this Management’s Discussion and Analysis for further discussion regarding our net interest margin performance.

Currently, we have 96% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

Pennsylvania Commerce Bancorp, Inc.
Report on Management’s Assessment of Internal Control Over
Financial Reporting

Pennsylvania Commerce Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report. The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

We, as management of Pennsylvania Commerce Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

Any system of internal control, no matter how well designed, has inherent limitations, including the possibility that a control can be circumvented or overridden and misstatements due to error or fraud may occur and not be detected. Also, because of changes in conditions, internal control effectiveness may vary over time. Accordingly, even an effective system of internal control will provide only reasonable assurance with respect to financial statement preparation.

Management assessed the Company’s system of internal control over financial reporting as of December 31, 2005, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2005, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control - Integrated Framework. Beard Miller Company LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2005.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 13, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting, that Pennsylvania Commerce Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Pennsylvania Commerce Bancorp’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, evaluating management's assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, management's assessment that Pennsylvania Commerce Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2005, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also in our opinion, Pennsylvania Commerce Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2005, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the each of the years in the three-year period ended December 31, 2005 and our report dated March 13, 2006, expressed an unqualified opinion thereon.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 13, 2006

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pennsylvania Commerce Bancorp, Inc.
Camp Hill, Pennsylvania

We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, stockholders' equity, and cash flows for the each of the years in the three-year period ended December 31, 2005. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2005 and 2004 and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pennsylvania Commerce Bancorp, Inc.'s internal control over the financial reporting as of December 31, 2005, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and our report dated March 13, 2006 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

 /s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 13, 2006

Consolidated Balance Sheets

	December 31,
(in thousands, except share amounts)	2005	2004
Assets
Cash and due from banks	$36,422	$28,910
Federal funds sold	0	12,000
Cash and cash equivalents	36,422	40,910
Securities, available for sale at fair value	380,836	314,065
Securities, held to maturity at cost
(fair value 2005: $301,978; 2004: $210,908)	306,266	209,917
Loans, held for sale	10,585	14,287
Loans receivable, net of allowance for loan losses
(allowance 2005: $9,231; 2004: $7,847)	815,439	638,496
Restricted investments in bank stocks	11,463	5,716
Premises and equipment, net	66,264	45,188
Other assets	13,846	8,788
Total assets	$1,641,121	$1,277,367

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$248,101	$206,393
Interest-bearing	1,122,961	954,154
Total deposits	1,371,062	1,160,547
Short-term borrowings and repurchase agreements	157,900	0
Long-term debt	13,600	13,600
Other liabilities	6,916	18,181
Total liabilities	1,549,478	1,192,328
Stockholders’ Equity:
Preferred stock - Series A noncumulative; $10.00 par value;
1,000,000 shares authorized; 40,000 shares issued and outstanding	400	400
Common stock - $1.00 par value; 10,000,000 shares authorized;
(issued and outstanding 2005: 6,013,859; 2004: 5,869,606)	6,014	5,870
Surplus	64,859	62,790
Retained Earnings	24,767	16,030
Accumulated other comprehensive income (loss)	(4,397)	(51)
Total stockholders’ equity	91,643	85,039
Total liabilities and stockholders’ equity	$1,641,121	$1,277,367

See accompanying notes

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except share amounts)	2005	2004	2003
Interest Income
Loans receivable, including fees:
Taxable	$47,949	$35,433	$27,545
Tax-exempt	421	292	216
Securities:
Taxable	30,822	24,789	17,108
Tax-exempt	355	401	453
Federal funds sold	5	67	220
Total interest income	79,552	60,982	45,542
Interest Expense
Deposits	23,408	11,909	10,089
Short-term borrowings	3,821	1,070	207
Long-term debt	1,418	1,418	1,356
Total interest expense	28,647	14,397	11,652
Net interest income	50,905	46,585	33,890
Provision for loan losses	1,560	2,646	1,695
Net interest income after provision for loan losses	49,345	43,939	32,195
Noninterest Income
Service charges and other fees	12,430	10,252	7,968
Other operating income	466	414	377
Gains on sales of loans	1,320	630	765
Gains (losses) on sales of securities	(60)	0	880
Total noninterest income	14,156	11,296	9,990
Noninterest Expenses
Salaries and employee benefits	26,267	21,824	16,702
Occupancy	5,380	4,375	3,420
Furniture and equipment	2,733	2,503	1,844
Advertising and marketing	3,461	3,108	2,425
Data processing	3,843	2,922	2,148
Postage and supplies	1,308	1,141	986
Other	7,411	6,593	4,985
Total noninterest expenses	50,403	42,466	32,510
Income before taxes	13,098	12,769	9,675
Provision for federal income taxes	4,281	4,178	3,118
Net income	$8,817	$8,591	$6,557
Net Income per Common Share
Basic	$1.47	$1.75	$1.44
Diluted	$1.38	$1.63	$1.34
Average Common and Common Equivalent Shares Outstanding
Basic	5,948	4,856	4,506
Diluted	6,318	5,218	4,836

See accompanying notes

Consolidated Statements of Stockholders’ Equity

(dollars in thousands )	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
January 1, 2003	$400	$2,117	$31,909	$6,866	$1,520	$42,812
Comprehensive income:
Net income	-	-	-	6,557	-	6,557
Change in unrealized gains (losses) on securities, net of taxes and reclassification adjustment	-	-	-	-	(971)	(971)
Total comprehensive income						5,586
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 48,226 shares issued under stock option plans, including tax benefit of $178	-	48	686	-	-	734
Common stock of 110 shares issued under employee stock purchase plan	-	-	4	-	-	4
Proceeds from issuance of 16,950 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	17	660	-	-	677
5% common stock dividend and cash paid in lieu of fractional shares (109,430 shares issued)	-	110	5,466	(5,585)	-	(9)
December 31, 2003	$400	$2,292	$38,725	$7,758	$549	$49,724
Comprehensive income:
Net income	-	-	-	8,591	-	8,591
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(600)	(600)
Total comprehensive income						7,991
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 68,204 shares issued under stock option plans, including tax benefit of $319	-	68	1,233	-	-	1,301
Common stock of 590 shares issued under employee stock purchase plan	-	1	27	-	-	28
Proceeds from issuance of 13,842 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	14	661	-	-	675
Proceeds from issuance of 560,000 shares of common stock in connection with stock offerings	-	560	24,848	-	-	25,408
Other stock transactions (362 shares issued)	-	-	231	(239)	-	(8)
2-for-1 stock split in the form of a dividend (2,934,803 shares issued)	-	2,935	(2,935)	-	-	-
December 31, 2004	$400	$5,870	$62,790	$16,030	$(51)	$85,039
Comprehensive income:
Net income	-	-	-	8,817	-	8,817
Change in unrealized gains (losses) on securities, net of taxes and reclassification adjustment	-	-	-	-	(4,346)	(4,346)
Total comprehensive income						4,471
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 96,144 shares issued under stock option plans, including tax benefit of $474	-	96	1,252	-	-	1,348
Common stock of 340 shares issued under employee stock purchase plan	-	-	14	-	-	14
Proceeds from issuance of 23,989 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	24	759	-	-	783
Accelerated vesting of stock options			68			68
Other stock transactions (23,780 shares issued)	-	24	(24)	-	-	-
December 31, 2005	$400	$6,014	$64,859	$24,767	$(4,397)	$91,643

See accompanying notes

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2005	2004	2003
Operating Activities
Net income	$8,817	$8,591	$6,557
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,560	2,646	1,695
Provision for depreciation and amortization	3,006	2,397	1,831
Deferred income taxes	(1,303)	708	285
Amortization of securities premiums and accretion of discounts, net	1,216	1,219	3,036
Net (gains) losses on sales of securities	60	0	(880)
Proceeds from sales of loans	104,627	75,619	106,950
Loans originated for sale	(100,032)	(80,112)	(104,835)
Gains on sales of loans held for sale	(1,320)	(630)	(765)
Noncash compensation	68	0	0
(Increase) decrease in other assets	(1,026)	8,035	(10,724)
Increase (decrease) in other liabilities	(11,265)	14,443	(93)
Net cash provided by operating activities	4,408	32,916	3,057
Investing Activities
Securities held to maturity:
Proceeds from principal repayments and maturities	49,709	36,967	45,855
Proceeds from sales	5,456	0	0
Purchases	(151,046)	(46,893)	(148,228)
Securities available for sale:
Proceeds from principal repayments and maturities	94,077	113,389	191,681
Proceeds from sales	55,263	0	8,294
Purchases	(224,441)	(154,071)	(273,431)
Proceeds from sale of loans receivable	10,005	0	0
Net increase in loans receivable	(188,082)	(171,205)	(107,897)
Net (purchase) redemption of restricted investments in bank stock	(5,747)	(489)	(3,182)
Purchases of premises and equipment	(24,082)	(9,407)	(13,600)
Net cash used by investing activities	(378,888)	(231,709)	(300,508)
Financing Activities
Net increase in demand, interest checking, money market, and savings deposits	193,634	224,257	166,787
Net increase in time deposits	16,881	29,763	12,785
Net increase (decrease) in short-term borrowings	157,900	(79,000)	79,000
Proceeds from common stock options exercised	874	982	556
Proceeds from dividend reinvestment and common stock purchase plan	783	675	677
Proceeds from issuance of common stock in connection with stock offerings	0	25,408	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(97)	(89)
Net cash provided by financing activities	369,992	201,988	259,716
Increase (decrease) in cash and cash equivalents	(4,488)	3,195	(37,735)
Cash and cash equivalents at beginning of year	40,910	37,715	75,450
Cash and cash equivalents at year-end	$36,422	$40,910	$37,715

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of Operations and Basis of Presentation

The 2005 and 2004 consolidated financial statements include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. (Commerce or Bank). The 2003 consolidated financial statements also include Commerce Harrisburg Capital Trust I (Trust I) and Commerce Harrisburg Capital Trust II (Trust II). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

In 2004, as a result of applying the provisions of FASB Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51,” which represented new accounting guidance governing when an equity interest should be consolidated, the Company was required to deconsolidate Trust I and Trust II from its financial statements. Prior periods have not been restated. The deconsolidation of the net assets and results of operations of the trusts had virtually no impact on the Company’s financial statements or liquidity since the Company continues to be obligated to repay the debentures held by the trusts and guarantees repayment of the preferred securities issued by the trusts. The Company’s total debt obligation related to the trusts did increase, however, from $13.0 million to $13.6 million upon deconsolidation, with the difference representing the Company’s common ownership interest in the Trusts, which is now reported in “Other assets.”

The Company is a one-bank holding company head-quartered in Camp Hill, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, and Reading markets of South Central Pennsylvania.

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, the valuation of deferred tax assets, and the valuation of securities available for sale.

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located within the South Central Pennsylvania Region. Note 3 discusses the types of securities that the Company invests in. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one industry or customer.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which the fair value has been less than cost, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified impaired. For such loans, an allowance is established when the discounted cash flows (or collateral value or observable market price) of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Additionally, the general component is maintained to cover uncertainties that could affect management’s estimates of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Loans Held for Sale

Loans held for sale are comprised of student loans and selected residential loans the Company originates with the intention of selling in the future. Occasionally, loans held for sale also include selected small business administration loans and business and industry loans that the Company decides to sell. These loans are carried at the lower of cost or estimated fair value, calculated in the aggregate.

Restricted Investments in Bank Stock

Restricted investments in bank stocks include Federal Home Loan Bank (FHLB) and Federal Reserve Bank Stocks. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2005, $6.6 million of the Company’s FHLB stock was purchased to cover the Company’s borrowing level on its credit line at the FHLB. The stock is carried at cost.

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

Per Share Data

Basic earnings per share represent income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method. Per share amounts have been adjusted to give retroactive effect to stock dividends and stock splits declared through January 28, 2005.

Off Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2005, 2004, and 2003 for interest was $28.5 million, $14.4 million, and $12.0 million respectively. Income taxes paid totaled $3.9 million, $3.7 million, and $2.5 million in 2005, 2004, and 2003, respectively.

Stock-Based Compensation

The Company accounts for stock awards issued to directors, officers, and key employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25. This method requires that compensation expense be recognized to the extent that the fair value of the stock exceeds the exercise price of the stock award at the grant date. The Company generally does not recognize compensation expense related to stock awards because the stock awards generally have fixed terms and exercise prices that are equal to or greater than the fair value of the Company’s common stock at the grant date.

For purposes of pro-forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting period. The Company’s pro-forma information is presented in the following table.

	Year Ended December 31,
(in thousands)	2005	2004	2003
Net income:
As reported	$8,817	$8,591	$6,557
Total stock-based compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(2,542)	(1,121)	(814)
Pro-forma	$6,275	$7,470	$5,743
Reported earnings per share:
Basic	$1.47	$1.75	$1.44
Diluted	$1.38	1.63	1.34
Pro-forma earnings per share:
Basic	$1.04	$1.52	$1.26
Diluted	$0.97	1.42	1.17

The fair value of each option grant is estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average -assumptions for 2005, 2004, and 2003 respectively: risk-free interest rates of 4.1%, 3.6% and 3.4%; volatility factors of the expected market price of the Company’s common stock of .26, .21, and .21; weighted-average expected life of the options of 7.3, 6.1, and 10.0 years; and no cash dividends.

Had compensation costs for stock options granted in 2005, 2004 and 2003 been determined based on the fair value at the grant dates for awards under the plan consistent with the provisions of SFAS No. 123, the Company’s net income and earnings per share for the years ended December 31, 2005, 2004 and 2003 would have been reduced to the proforma amounts indicated.

On December 16, 2005, the Company’s Board of Directors approved the accelerated vesting of all outstanding unvested stock options awarded prior to July 1, 2005 to employees and directors. This acceleration was effective as of December 18, 2005. The decision to accelerate the vesting of the options was to enable the Company to reduce the amount of non-cash compensation expense that would have been recorded in the Company’s income statement in future periods upon the adoption of Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment” in January 2006. The Company has placed a restriction on the members of senior management and the Board of Directors that would prevent the sale, or any other transfer, of any stock obtained through exercise of an accelerated option prior to the earlier of the original vesting date or the individual’s termination of employment.

As a result of the acceleration, options to purchase approximately 176,000 shares of common stock became immediately exercisable. The Company estimates that the accelerated vesting of these options will eliminate potential pre-tax compensation expense in future periods of approximately $1.8 million, including approximately $700,000 in 2006.

The Company recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting.

Recent Accounting Standards

In March 2004, the Emerging Issues Task Force (“EITF”) reached a consensus on Issue No. 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” EITF 03-1 provides guidance on other-than-temporary impairment models for marketable debt and equity securities accounted for under Statements of Financial Accounting Standards (“SFAS”) 115 and non-marketable equity securities accounted for under the cost method. The EITF developed a basic three-step model to evaluate whether an investment is other-than-temporarily impaired. In November 2005, the FASB approved the issuance of FASB Staff Position (“FSP”) SFAS No. 115-1 and FAS 124-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The FSP addresses when an investment is considered impaired, whether the impairment is other-than-temporary and the measurement of an impairment loss. The FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary. The FSP is effective for reporting periods beginning after December 15, 2005 with earlier application permitted. The Company plans to adopt the FSP in the 1st quarter of fiscal 2006. The adoption of this accounting principle is not expected to have a significant impact on the Company’s financial position or results of operations.

In December 2004, the FASB issued Statement No. 123(R), “Share-Based Payment.” Statement No. 123(R) revised FAS 123, “Accounting for Stock-Based Compensation,” and supersedes Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on their fair values and no longer allows pro-forma disclosure as an alternative to reflecting the impact of share-based payments on net income and net income per share. The amount of compensation cost will be measured based on the grant-date fair value of the stock-based compensation issued. Compensation cost will be recognized over the period that an employee provides service in exchange for the award.

In October 2005, the FASB issued FSP FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R).” FSP 123(R)-2 provides guidance on the application of grant date as defined in SFAS No. 123(R). In accordance with this standard, a grant date of an award exists if a) the award is a unilateral grant and b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The Company will adopt this standard at the same time as SFAS No. 123(R). It is not expected to have a material impact on the Company’s consolidated financial position, results of operations, or cash flows.

In November 2005, the FASB issued final FSP FAS No. 123(R)-3, “Transition Election Related to Accounting for the Tax Effects of Share-Based Payment Awards” (“FSP 123(R)-3”). FSP 123(R)-3 provides an alternative method of calculating excess tax benefits (the Additional Paid in Capital ("APIC") pool) from the method defined in FAS 123(R) for share-based payments. A one-time election to adopt the transition method in this FSP is available to those entities adopting FAS 123(R) using either the modified retrospective or modified prospective method. Up to one year from the initial adoption of FAS 123(R) or effective date of FSP 123(R)-3 is provided to make this one-time election. However, until an entity makes its election, it must follow the guidance in FAS 123(R). FSP 123(R)-3 is effective upon initial adoption of FAS 123(R) and will become effective for the Company in the first quarter of fiscal 2006. The Company is currently evaluating the potential impact of calculating the APIC pool with this alternative method and has not determined which method to adopt, or the expected impact on the Company’s consolidated financial position or results of operations.

The Company expects the adoption of SFAS 123(R) to have an unfavorable impact on its financial position and results of operations. See Note 1, “Summary of Significant Accounting Policies,” of the Notes to Consolidated Financial Statements for information related to the pro forma effects on the Company’s reported net income and net income per share of applying the fair value recognition provision of the previous SFAS 123 to stock-based compensation.

The impact on reported results of adoption of this statement, which the Company will be required to utilize for periods beginning January 1, 2006, is presented in Note 1 above. The impact on operations in future periods will be determined by amortizing the value imputed to future option grants using the above described methods. There is no impact on cash flow.

The Company will adopt SFAS 123(R) using the modified prospective method with no prior period restatement and have recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting. Any additional impact that the adoption of this statement will have on the Company’s financial position and results of operations will be determined by share-based payments granted in future periods and the assumptions on which the value of those share-based payments is based.

In May 2005, FASB issued SFAS 154, “Accounting Changes and Error Corrections”. The Statement requires retroactive application of a voluntary change in accounting principle to prior period financial statements unless it is impracticable. SFAS 154 also requires that a change in method of depreciation, amortization, or depletion for long-lived, non-financial assets be accounted for as a change in accounting estimate that is affected by a change in accounting principle.  SFAS 154 replaces APB Opinion 20, “Accounting Changes”, and SFAS 3, “Reporting Accounting Changes in Interim Financial Statements”. SFAS 154 will be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. Management currently believes that adoption of the provisions of SFAS 154 will not have a material impact on the Company’s condensed consolidated financial statements.

In October 2005, the FASB issued FASB Staff Position FAS 13-1 (“FSP 13-1”), which requires companies to expense rental costs associated with ground or building operating leases that are incurred during a construction period. As a result, companies that are currently capitalizing these rental costs are required to expense them beginning in its first reporting period beginning after December 15, 2005. FSP 13-1 is effective for the Company as of the first quarter of fiscal 2006. The Company evaluated the provisions of FSP 13-1 and does not believe that its adoption will have a material impact on the consolidated financial condition or results of operations.

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

Reclassifications

Certain amounts in the 2004 and 2003 financial statements have been reclassified to conform to the 2005 presentation format. Such reclassifications had no impact on the Company’s net income.

2. Restrictions on Cash and Due From Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the Federal Reserve Bank, against their deposit liabilities. The average amount of these reserve balances maintained for 2005 and 2004 was approximately $19.0 million and $16.3 million, respectively.

3. Securities

The amortized cost and fair value of securities are summarized in the following tables.

	December 31, 2005
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. Government Agency securities	$5,000	$0	$(208)	$4,792
Mortgage-backed securities	382,498	67	(6,521)	376,044
Total	$387,498	$67	$(6,729)	$380,836
Held to Maturity
U.S. Government Agency securities	$136,135	$0	$(1,976)	$134,159
Municipal securities	2,617	8	(3)	2,622
Mortgage-backed securities	150,394	130	(3,189)	147,335
Corporate debt securities	17,120	742	0	17,862
Total	$306,266	$880	$(5,168)	$301,978

	December 31, 2004
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. Government Agency securities	$10,000	$0	$(202)	$9,798
Mortgage-backed securities	302,133	1,614	(1,660)	302,087
Corporate debt securities	2,009	171	0	2,180
Total	$314,142	$1,785	$(1,862)	$314,065
Held to Maturity
U.S. Government Agency securities	$70,981	$49	$(663)	$70,367
Municipal securities	6,827	36	(29)	6,834
Mortgage-backed securities	114,963	1,051	(715)	115,299
Corporate debt securities	17,146	1,262	0	18,408
Total	$209,917	$2,398	$(1,407)	$210,908

The amortized cost and fair value of debt securities at December 31, 2005 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Held to Maturity		Available for Sale
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$2,103	$2,105	$0	$0
Due after one year through five years	16,485	16,715	0	0
Due after five years through ten years	101,788	100,269	0	0
Due after ten years	35,496	35,554	5,000	4,792
	155,872	154,643	5,000	4,792
Mortgage-backed securities	150,394	147,335	382,498	376,044
Total	$306,266	$301,978	$387,498	$380,836

Gross gains of $186,000 and gross losses of $859,000 were realized in sales of securities available for sale in 2005. Additionally, gross gains of $613,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of the held to maturity security consisted of a $5.5 million municipal bond which was sold solely due to a continued deterioration in the issuer’s creditworthiness.

There were no sales of securities available for sale or held to maturity in 2004.

Gross gains of $640,000 and gross losses of $0 were realized on sales of securities available for sale in 2003. Additionally, gross gains of $240,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of securities held to maturity consisted of $4.5 million of corporate bonds which were sold solely due to a continued deterioration in the issuer’s creditworthiness over the past three years.

At December 31, 2005 and 2004, securities with a fair value of $470.1 million and $337.8 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2005
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Government Agency securities	$4,792	$(208)	$0	$0	$4,792	$(208)
Mortgage-backed securities	285,951	(4,267)	86,506	(2,254)	372,457	(6,521)
Total	$290,743	$(4,475)	$86,506	$(2,254)	$377,249	$(6,729)
Held to Maturity
U.S. Government Agency securities	$112,823	$(1,312)	$21,336	$(664)	$134,159	$(1,976)
Municipal securities	1,122	(3)	0	0	1,122	(3)
Mortgage-backed securities	94,200	(1,671)	38,486	(1,518)	132,686	(3,189)
Total	$208,145	$(2,986)	$59,822	$(2,182)	$267,967	$(5,168)

	December 31, 2004
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Government Agency securities	$4,895	$(105)	$4,903	$(97)	$9,798	$(202)
Mortgage-backed securities	152,354	(1,456)	12,408	(204)	164,762	(1,660)
Total	$157,249	$(1,561)	$17,311	$(301)	$174,560	$(1,862)
Held to Maturity
U.S. Government Agency securities	$26,900	$(80)	$29,417	$(583)	$56,317	$(663)
Municipal securities	4,800	(29)	0	0	4,800	(29)
Mortgage-backed securities	36,597	(438)	21,351	(277)	57,948	(715)
Total	$68,297	$(547)	$50,768	$(860)	$119,065	$(1,407)

At December 31, 2005, 63 mortgage-backed securities, 12 U.S. Government Agency securities, and 3 municipal securities have been in a continuous unrealized loss position for less than twelve months. For the same period, 33 mortgage-backed securities and 4 U.S. Government Agency securities have been in a continuous unrealized loss position for twelve months or more.

The unrealized losses on the Company’s investments in direct obligations of U.S. Government Agency securities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2005.

In management’s opinion, the unrealized losses reflect changes in general market interest rates subsequent to the acquisition of specific securities and represent only temporary impairment of the securities. The Company believes it will collect all amounts contractually due on these securities as it has the ability to hold these securities until the fair value is at least equal to the carrying value.

4. Loans Receivable and Allowance for Loan Losses

A summary of loans receivable is as follows:

	December 31,
(in thousands)	2005	2004
Real Estate:
Commercial Mortgage	$299,219	$239,576
Construction and land development	47,334	39,467
Residential Mortgage	83,213	79,672
Tax-Exempt	17,055	6,303
Commercial Business	138,174	97,198
Consumer	148,906	109,568
Commercial Lines of Credit	90,769	74,559
	824,670	646,343
Less: Allowance for Loan Losses	9,231	7,847
Net Loans Receivable	$815,439	$638,496

The following is a summary of the transactions in the allowance for loan losses.

	Years Ended December 31,
(in thousands)	2005	2004	2003
Balance at beginning of year	$7,847	$6,007	$5,146
Provision charged to expense	1,560	2,646	1,695
Recoveries	596	231	266
Loans charged off	(772)	(1,037)	(1,100)
Balance at end of year	$9,231	$7,847	$6,007

At December 31, 2005 and 2004, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $6.9 million and $9.4 million, respectively. At December 31, 2005, $1.4 million of impaired loans have a specific valuation allowance of $740,000 as compared to $2.3 million of impaired loans having a specific valuation allowance of $1.3 million at December 31, 2004. Total non-accrual loans at December 31, 2005 and 2004 totaled $2.3 million and $586,000, respectively. Loans past due 90 days or more and still accruing interest totaled $233,000 at December 31, 2005 and $0 at December 31, 2004.

Impaired loans averaged approximately $7.3 million, $8.9 million and $5.5 million during 2005, 2004 and 2003, respectively. Interest income recognized on these loans amounted to $682,000, $507,000 and $41,000 during 2005, 2004 and 2003, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $13.6 million and $14.6 million at December 31, 2005 and 2004, respectively. During 2005, $3.6 million of new advances were made and repayments totaled $4.6 million.

5. Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Commerce’s customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers’ normal course of business transactions. Historically, almost all of the Bank’s standby letters of credit expire unfunded.

Both types of lending arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies. Letter of credit commitments are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twenty-four months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2005 for guarantees under standby letters of credit issued is not material.

The Bank’s maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2005	2004
Commitments to grant loans	$16,145	$3,668
Unfunded commitments of existing loans	290,608	188,869
Standby letters of credit	16,037	10,929
Total	$322,790	$203,466

6. Concentrations of Credit Risk

The Company’s loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $383.8 million at December 31, 2005.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management’s credit evaluations of the respective borrowers.

7. Bank Premises, Equipment and Leases

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense for 2005 was $3.0 million and is computed on the straight-line method over the following estimated useful lives of the related assets:

Years
Buildings and leasehold improvements	1 - 39.5
Furniture, fixtures and equipment	5 - 10
Computer equipment and software	3 - 5

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2005	2004
Land	$11,707	$10,325
Buildings	35,969	27,829
Construction in process	12,819	2,495
Leasehold improvements	3,661	3,122
Furniture, fixtures and equipment	17,189	13,667
	81,345	57,438
Less accumulated depreciation and amortization	15,081	12,250
	$66,264	$45,188

Land, buildings, and equipment are leased under non-cancelable operating lease agreements that expire at various dates through 2032. Total rental expense for operating leases in 2005, 2004, and 2003 was $2.3 million, $1.7 million, and $1.4 million, respectively. At December 31, 2005, future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2006	$1,948
2007	1,835
2008	1,887
2009	1,708
2010	1,708
Thereafter	26,183
Total minimum lease payments	$35,269

The Company has the option to extend the majority of its store leases beyond the original terms. If the Company exercised its options, the Company would experience an additional $39.0 million in additional lease payments.

8. Deposits

The composition of deposits is as follows:

	December 31,
(in thousands)	2005	2004
Demand	$248,101	$206,393
Interest checking and money market	548,909	435,859
Savings	345,181	306,305
Time certificates $100,000 or more	125,099	104,955
Other time certificates	103,772	107,035
	$1,371,062	$1,160,547

At December 31, 2005, the scheduled maturities of time deposits are as follows:

(in thousands)
2006	$114,530
2007	46,048
2008	15,402
2009	19,531
2010	33,360
$228,871

9. Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $431 million and certain qualifying assets of the Bank collateralize the line. There was $145.2 million outstanding at a rate of 4.22% at December 31, 2005 and $0 outstanding at December 31, 2004 on this line of credit. The Bank has availability under two repurchase agreements to borrow up to $75 million of which $0 was outstanding as of both December 31, 2005 and 2004. The Company did not have any securities pledged at December 31, 2005 or 2004 under these repurchase agreements. In addition, the Bank has a line of credit of $15 million from another bank. There was $12.7 million outstanding at a rate of 4.50% at December 31, 2005 and $0 outstanding at December 31, 2004 on this line of credit.

10. Long-term Debt

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

11. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Year Ended December 31,
(in thousands)	2005	2004	2003
Provision at statutory rate on pre-tax income	$4,453	$4,341	$3,289
Tax-exempt income on loans and investments	(245)	(226)	(218)
Other	73	63	47
	$4,281	$4,178	$3,118

The components of income tax expense are as follows:

	Year Ended December 31,
(in thousands)	2005	2004	2003
Current	$2,978	$3,470	$2,833
Deferred	1,303	708	285
	$4,281	$4,178	$3,118

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2005	2004
Deferred tax assets:
Allowance for loan losses	$3,138	$2,668
Unrealized losses on securities	2,265	26
Other	127	120
Total deferred tax assets	5,530	2,814
Deferred tax liabilities:
Premises and equipment	(1,436)	(1,618)
Prepaid expenses	(172)	(167)
Deferred loan fees	(223)	(872)
Total deferred tax liabilities	(1,831)	(2,657)
Net deferred tax assets	$3,699	$157

A net income tax benefit of $21,000 was recognized on net securities losses during 2005. During 2005, 2004 and 2003, the Company received a tax benefit on its federal income tax return totaling $474,000, $319,000, and $178,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.

12. Stockholders’ Equity

At December 31, 2005, Commerce Bancorp, Inc., owned 40,000 shares of the Company’s Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 287,332 shares (adjusted for common stock dividends and splits) of the Company’s common stock, exercisable at $3.48 per share (adjusted for common stock dividends and splits), in the event of a “change in control” (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2005 or 2004. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $10,000 per month (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 24,329 and 14,432 common shares were issued pursuant to this plan in 2005 and 2004, respectively. At December 31, 2005, the Company had reserved approximately 390,000 common shares to be issued in connection with the plan.

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

On September 29, 2004, the Company entered into and consummated a Stock Purchase Agreement with Commerce Bancorp, Inc., (“Commerce of New Jersey”). Pursuant to the Stock Purchase Agreement, Commerce of New Jersey purchased 100,000 shares of unregistered common stock of the Company (the “Stock”) for a per share price of $45.666 and an aggregate price of $4,566,600. Pursuant to the Stock Purchase Agreement, the per share price was equal to the average of the closing sale prices of the Company’s common stock on the NASDAQ National Market for the five trading day period (i.e. dates in which trades occurred) ending on September 28, 2004.

On November 2, 2004, the Company completed its offering of 460,000 shares of its common stock at $49.00 per share. The 60,000 share underwriters’ option to cover over-allotments was fully exercised, which is included in the 460,000-share total.

On January 28, 2005, the Board of Directors declared a 2-for-1 stock split payable on February 25, 2005, to stockholders of record on February 10, 2005. Payment of the stock split resulted in the issuance of approximately 3.0 million additional common shares.

All common stock and per share data included in these financial statements have been restated for the stock dividends and split.

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	For the Years Ended December 31,
	2005			2004			2003
(in thousands, except per share amounts)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:
Net income	$8,817			$8,591			$6,557
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	8,737	5,948	$1.47	8,511	4,856	$1.75	6,477	4,506	$1.44
Effect of dilutive securities:
Stock options		370			362			330
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$8,737	6,318	$1.38	$8,511	5,218	$1.63	$6,477	4,836	$1.34

There were 112,830 options outstanding at a price of $33.50 per option excluded from the computation of diluted earnings per share for the year ended December 31, 2005. All options outstanding were included in the computation of diluted EPS for the years ended December 31, 2004 and December 31, 2003 because the options’ exercise price was lower than the average market price of the common shares.

14. Stock Option Plans

In 2005, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2006 Employee Stock Option Plan for the Officers and employees of the Company. The Plan commences January 1, 2006 and replaces the 1996 Employee Stock Option Plan, which expired December 31, 2005. The Plan covers 500,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO’s) also will be fixed by the Board of Directors, however for NQSO’s the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period, and expire ten years after the grant date.

In 2000, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2001 Directors’ Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors’ Stock Option Plan, which expired December 31, 2000. The Plan covers 243,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to non-employee directors and will expire on December 31, 2010. Under the Company’s Directors’ Stock Option Plan, each non-employee director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company’s common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted through December 16, 2004 are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank. As a result of a plan amendment adopted on December 17, 2004, options will vest over a four-year period.

On December 16, 2005, the Company’s Board of Directors approved the accelerated vesting of all outstanding unvested stock options awarded prior to July 1, 2005 to employees and directors. This acceleration was effective as of December 18, 2005. The decision to accelerate the vesting of the options is to enable the Company to reduce the amount of non-cash compensation expense that would have been recorded in the Company’s income statement in future periods upon the adoption of Financial Accounting Standards Board Statement No. 123(R), “Share-Based Payment”, in January 2006. The Company has placed a restriction on senior management and the Board of Directors that would prevent the sale, or any other transfer, of any stock obtained through exercise of an accelerated option prior to the earlier of the original vesting date or the individual’s termination of employment.

As a result of the acceleration, options to purchase approximately 176,000 shares of common stock became immediately exercisable. The Company estimates that the accelerated vesting of these options will eliminate potential pre-tax compensation expense in future periods of approximately $1.8 million, including approximately $700,000 in 2006.

The Company recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting.

Stock options transactions under the Plans were as follows:

	Years Ended December 31,
	2005		2004		2003
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	944,967	$14.12	948,268	$11.34	884,988	$9.40
Granted	120,505	33.42	178,220	25.37	187,440	17.98
Exercised	(124,639)	8.57	(145,634)	8.28	(106,578)	6.06
Forfeited	(18,867)	24.83	(35,887)	19.42	(17,582)	16.46
Outstanding at end of year	921,966	$17.18	944,967	$14.12	948,268	$11.34
Exercisable at December 31	921,966	$17.18
Options available for grant at December 31	125,134
Weighted-average fair value of options granted during the year		$12.32		$8.96		$6.27

Exercise prices for options outstanding as of December 31, 2005 are presented in the following table.

	As of December 31, 2005
	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $2.09 to $10.73	291,998	$8.62	2.5 Years	291,998	$8.62
Options with exercise prices ranging from $10.74 to $18.03	365,710	15.53	6.2 Years	365,710	15.53
Options with exercise prices ranging from $18.04 to $33.50	264,258	28.90	8.6 Years	264,258	28.90
Total options outstanding with exercise prices ranging from $2.09 to $33.50	921,966	$17.18	5.7 Years	921,966	$17.18

15. Regulatory Matters

Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare cash dividends in one year in excess of its net profits for the current year plus its retained net profits for the two preceding years, less any required transfers to surplus. In addition, dividends paid by the Bank to the Corporation would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

The Company and the Bank are subject to various regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possible additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company’s financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2005, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2005, and December 31, 2004, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2005 and 2004 for the Company and the Bank.

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company As of December 31, 2005
Risk based capital ratios:
Total capital	$118,270	10.61%	≥	$89,146	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	109,040	9.79%	≥	44,573	≥	4.0%	≥	N/A	≥	N/A
Leverage ratio	109,040	6.69%	≥	65,152	≥	4.0%	≥	N/A	≥	N/A
Bank As of December 31, 2005
Risk based capital ratios:
Total capital	$117,980	10.60%	≥	$89,083	≥	8.0%	≥	$111,354	≥	10.0%
Tier 1 capital	108,749	9.77%	≥	44,542	≥	4.0%	≥	66,813	≥	6.0%
Leverage ratio	108,749	6.68%	≥	65,120	≥	4.0%	≥	81,400	≥	5.0%
Company As of December 31, 2004
Risk based capital ratios:
Total capital	$105,936	12.49%	≥	$67,833	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	98,090	11.57%	≥	33,917	≥	4.0%	≥	N/A	≥	N/A
Leverage ratio	98,090	7.79%	≥	50,358	≥	4.0%	≥	N/A	≥	N/A
Bank As of December 31, 2004
Risk based capital ratios:
Total capital	$105,708	12.48%	≥	$67,773	≥	8.0%	≥	$84,716	≥	10.0%
Tier 1 capital	97,862	11.55%	≥	33,886	≥	4.0%	≥	50,829	≥	6.0%
Leverage ratio	97,862	7.78%	≥	50,326	≥	4.0%	≥	62,907	≥	5.0%

16. Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee’s salary. In 2005, the Company’s matching contribution was established at 50% of the employees’ salary deferral. For 2004 and 2003, the Company’s matching contribution was established at 25% of the employees’ eligible salary deferral. The amount charged to expense was $269,000, $158,000, and $96,000 in 2005, 2004, and 2003, respectively.

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

	Year Ended December 31,
(in thousands)	2005	2004	2003
Unrealized holding gains(losses) arising during the year	$(7,258)	$(909)	$(831)
Less reclassification adjustment for gains (losses) included in net income	(673)	0	640
Net unrealized gains (losses)	$(6,585)	(909)	(1,471)
Tax (expense) benefit	2,239	309	500
Net of tax amount	$(4,346)	$(600)	$(971)

18. Commitments and Contingencies

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

The Company has purchased land located at 204 Walnut Street in the City of Harrisburg, Dauphin County, Pennsylvania next to the existing Downtown Harrisburg store. The Company plans to add additional parking space for this store with this purchase.

The Company has purchased the land located at the corner of Friendship Road and TecPort Drive in Swatara Township, Dauphin County, Pennsylvania. The Company is currently constructing a Headquarters/Operations Facility, to be called Commerce Center, on this property to be opened in March of 2006. Management expects the remaining capital expenditures for this building to be approximately $8.0 million.

The Company has purchased the parcel of land located at 1249 Market Street, Lemoyne, Cumberland County, Pennsylvania. The Company is currently constructing a full-service store on this property to be opened in April 2006. This store is intended to replace the existing store currently located at 100 Senate Avenue, Camp Hill, Pennsylvania. In December 2005, the Office of the Comptroller of the Currency (“OCC”) approved the Company’s request to relocate the main office of the Bank from 100 Senate Avenue, Camp Hill, Pennsylvania to 1249 Market Street, Lemoyne, Pennsylvania

The Company has purchased the parcel of land at Linglestown and Patton Roads, Harrisburg, Dauphin County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in the future.

The Company has purchased the land at the corner of Carlisle Road and Alta Vista Road in Dover Township, York County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in the future.

The Company has entered into a land lease for the premises located at 23 Rohrerstown Road, Hempfield Township, Lancaster County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in 2006.

The Company has entered into a land lease for the premises located at 1416 Lititz Pike in Lancaster County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in 2006.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management’s opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position and results of operations.

19. Related Party Transactions

Commerce Bancorp, Inc. (an 11.1% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, advertising support, and call center support. The Company paid approximately $2.1 million, $2.0 million, and $1.4 million for services provided by Commerce Bancorp, Inc. during 2005, 2004, and 2003, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2005 and 2004, approximately $2.0 million and $2.1 million, respectively, of these participations were outstanding.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $15 million, which could be drawn upon if needed. The balance was $12.7 million at December 31, 2005 and $0 at December 31, 2004.

The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $413,000, $259,000 and $271,000, in 2005, 2004 and 2003, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

20.	Fair Value of Financial Instruments

FASB Statement No. 107, “Disclosures about Fair Value of Financial Instruments” (FAS 107), requires disclosure of fair value information about financial instruments, whether or not recognized in the balance sheet, for which it is practical to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. These techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows.

Management uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique. Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates. As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful. The Company, in estimating its fair value disclosures for financial instruments, used the following methods and assumptions:

Cash and cash equivalents

The carrying amounts reported approximate those assets’ fair value.

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

Accrued Interest Receivable and Payable

The carrying amount of accrued interest receivable and accrued interest payable approximate their fair values.

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

Short-term Borrowings

The carrying amounts reported approximate those liabilities’ fair value.

Long-term Debt

The fair values for long-term debt were estimated using the interest rate currently available from the related party that holds the existing debt.

Off-balance Sheet Instruments

Fair values for the Company’s off-balance sheet instruments are based on fees currently charged to enter into similar agreements, taking into account the remaining terms of the agreements and the counterparties’ credit standing.

The carrying amounts and fair values of the Company’s financial instruments as of December 31 are presented in the following table.

	2005		2004
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$36,422	$36,422	$40,910	$40,910
Securities	687,102	682,814	523,982	524,973
Loans, net (including loans held for sale)	826,024	821,057	652,783	657,033
Restricted investments in bank stock	11,463	11,463	5,716	5,716
Accrued interest receivable	7,681	7,681	5,582	5,582
Financial liabilities:
Deposits	1,371,062	1,370,739	$1,160,547	$1,162,004
Long-term debt	13,600	18,451	13,600	18,008
Short-term borrowings	157,900	157,900	0	0
Accrued interest payable	643	643	509	509
Off-balance sheet instruments:
Standby letters of credit	$0	$0	$0	$0
Commitments to extend credit	0	0	0	0

21. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended
	December 31	September 30	June 30	March 31
2005
Interest income	$22,923	$20,155	$19,294	$17,180
Interest expense	9,776	7,410	6,439	5,022
Net interest income	13,147	12,745	12,855	12,158
Provision for loan losses	140	250	625	545
Gains (losses) on sales of investment securities	(859)	613	186	0
Provision for federal income taxes	701	1,117	1,252	1,211
Net income	1,476	2,325	2,555	2,461
Net income per share:
Basic	$0.24	$0.39	$0.43	$0.41
Diluted	0.23	0.36	0.40	0.39

2004
Interest income	$16,632	$15,638	$14,834	$13,878
Interest expense	4,539	3,755	3,193	2,910
Net interest income	12,093	11,883	11,641	10,968
Provision for loan losses	721	675	675	575
Gains on sales of investment securities	0	0	0	0
Provision for federal income taxes	1,123	1,069	1,052	934
Net income	2,284	2,198	2,181	1,928
Net income per share:
Basic	$0.41	$0.47	$0.47	$0.41
Diluted	0.38	0.43	0.43	0.38

22. Condensed Financial Statements of Parent Company

Balance Sheets
	December 31,
(in thousands)	2005	2004
ASSETS
Cash	$485	$324
Investment in subsidiaries
Banking subsidiary	104,353	97,811
Non-banking subsidiaries	600	600
Other assets	188	706
Total Assets	$105,626	$99,441
LIABILITIES
Long-term debt	$13,600	$13,600
Other liabilities	383	802
Total liabilities	13,983	14,402

STOCKHOLDERS’ EQUITY
Preferred stock	400	400
Common stock	6,014	5,870
Surplus	64,859	62,790
Retained earnings	24,767	16,030
Accumulated other comprehensive loss	(4,397)	(51)
Total stockholders’ equity	91,643	85,039
Total Liabilities and Stockholders’ Equity	$105,626	$99,441

Statements of Income

	Years Ended December 31,
(in thousands)	2005	2004	2003
Income:
Dividends from bank subsidiary	$1,512	$1,044	$1,396
Interest income	62	62	62
	1,574	1,106	1,458
Expenses
Interest expense	1,418	1,418	1,418
Other	717	521	349
	2,135	1,939	1,767
Income (loss) before income (taxes) benefit and equity in undistributed net income of subsidiaries	(561)	(833)	(309)
Income (taxes) benefit	703	638	580
	142	(195)	271
Equity in undistributed net income of bank subsidiary	8,675	8,786	6,286
Net income	$8,817	$8,591	$6,557

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2005	2004	2003
Operating Activities
Net Income	$8,817	$8,591	$6,557
Adjustments to reconcile net income to net cash provided by operating activities
Amortization of financing costs	6	6	6
Noncash compensation	68	0	0
Increase in other liabilities	(419)	45	55
Decrease in other assets	512	0	0
Equity in undistributed net income of bank subsidiary	(8,675)	(8,786)	(6,286)
Net cash provided (used) by operating activities	309	(144)	332

Investing Activities:
Investment in bank subsidiary	(1,725)	(27,018)	(1,210)
Net cash (used) by investing activities	(1,725)	(27,018)	(1,210)

Financing Activities:
Proceeds from common stock options exercised	874	982	556
Proceeds from issuance of common stock under stock purchase plan	783	675	677
Proceeds from issuance of common stock in connection with stock offerings	0	25,408	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(97)	(89)
Net cash provided by financing activities	1,577	26,968	1,144
Increase (decrease) in cash and cash equivalents	161	(194)	266
Cash and cash equivalents at beginning of the year	324	518	252
Cash and cash equivalents at end of year	$485	$324	$518