Form 10-K, Exhibit 13
period 2006-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2007-03-16
CIK 1085706

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

In 2006, the Company continued to expand its unique retail model while challenged with an extremely difficult interest rate environment. The 2006 highlights are summarized below.

● Initiating our expansion into Lancaster County, we opened two new stores during the fourth quarter, one each in Manheim Township and in East Hempfield Township.

● In late March, we completed the relocation of our executive, lending, financial, training and other support departments to Commerce Center, our new Headquarters, Operations and Training Facility located at Techport Center in Dauphin County, Pennsylvania.

● The Central Pennsylvania Business Journal named us one of the Top Fifty Fastest Growing Companies in Central Pennsylvania for the 10th consecutive year.

● Total deposits grew 18% and total core deposits grew 20%.

● Total loans grew 19% while asset quality remained pristine.

Total deposits increased $245.7 million from $1.37 billion at December 31, 2005 to $1.62 billion at December 31, 2006. The growth in total deposits was due to a combination of growth from four new stores that opened in 2005, two new stores that opened in 2006 and from same store deposit growth of $163.3 million, or 14%. We measure same store deposit growth as the annual percentage increase in core deposits for stores open two years or more. As of December 31, 2006, 24 of our 30 stores had been open for two years or more. Our core deposits include all deposits except for public fund time deposits.

During 2006, our total net loans (including loans held for sale) increased by $162.4 million from $826.0 million as of December 31, 2005 to $988.4 million at December 31, 2006. This growth was represented across all loan categories, reflecting a continuing commitment to the credit needs of our market areas. We have taken great strides over the past 3 years to strengthen the structure and depth of our lending function and we believe that the growth in total loans is a result of these efforts. In recent years, there has been significant consolidation in financial institutions in our market areas. We believe this consolidation has caused dislocation, and therefore has provided us with the opportunity to gain customers and hire experienced local banking professionals. Our average loan to average deposit ratio at December 31, 2006 was 62.5%, as compared to 58.9% as of December 31, 2005.

During 2006 our total assets grew by $225.4 million from $1.64 billion at December 31, 2005 to $1.87 billion as of December 31, 2006. During this same time period, interest earning assets (primarily loans and investments) increased by $189.1 million from $1.54 billion to $1.73 billion. The growth in earning assets was funded by the previously mentioned deposit growth of $245.7 million offset by a reduction of short-term borrowings of $45.1 million.

The year was marked by a rare interest rate environment in which long-term rates had the same level of yields as did short-term rates for the first half of the year and then were actually lower than short-term rates for the 2nd six months of 2006. Characterized as an inverted yield curve, the unique rate environment affected banks nationwide, including Commerce, adding pressure to our net interest margin and constraining our historical net interest income growth. We feel this net interest margin compression should be a short-term hurdle and we remain committed to the expansion of the Commerce Bank Model and to delivering legendary service to our Customers.

The continued flattening and eventual inversion of the yield curve throughout 2006 produced an extremely difficult interest rate environment, which reduced the Company’s net interest margin to 3.18% from 3.77% in 2005. Despite the current interest rate environment, our continued deposit growth enabled us to grow revenue by 10%. Net income and diluted net income per share results reflect the challenging interest rate environment experienced in 2006. The financial highlights for 2006 compared to 2005 are summarized on the next page.

	December 31,
	2006	2005	% Change
(dollars in millions)
Total Assets	$1,866.5	$1,641.1	14%
Total Loans (Net)	973.0	815.4	19%
Total Deposits	1,616.8	1,371.1	18%

	December 31,
	2006	2005	% Change
(dollars in millions, except per share data)
Total Revenues	$71.5	$65.1	10%
Net Income	7.3	8.8	(18)%
Diluted Net Income Per Share	1.12	1.38	(19)%

We expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing markets, and by filling gaps between existing store locations. We opened two stores in 2006, giving us a total of 30 full-service stores as of December 31, 2006. We are targeting to open approximately 20-25 new stores over the next five years. As a result of our targeted growth, we expect that expenses related to salaries, employee benefits, occupancy, furniture and equipment, and advertising will increase in subsequent periods. Our long-range plan targets a total of 60 stores by the end of 2012. We believe that the demographics of the South Central Pennsylvania market should provide significant opportunities for us to continue to grow both deposit and lending relationships.

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2006 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

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

In addition to estimation and testing of loss factors, we periodically evaluate changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and term loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions. Management judgment is involved at many levels of these evaluations.

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

Stock-Based Compensation. Prior to 2006, the Company accounted for stock-based compensation issued to directors and employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). This method required that compensation expense be recognized to the extent that the fair value of the stock exceeded the exercise price of the stock award at the grant date. The Company generally did not recognize compensation expense related to stock option awards because the stock options generally had fixed terms and exercise prices that were equal to or greater than the fair value of the Company’s common stock at the grant date. The pro forma impact to net income and earnings per share that would have occured had compensation expense been recognized in 2005 and 2004, based on the estimated fair value of the options on the date of grant, is disclosed in Note 1 of the Notes to the Consolidated Financial Statements for December 31, 2006.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” (“FAS 123(R)”) using the modified prospective method. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The adoption of Statement of Financial Accounting Standards (“SFAS”) 123(R) had an unfavorable impact on our net income and net income per share in 2006 and will continue to do so in future periods as we recognize compensation expense for stock option awards.

In conjunction with FAS123(R), the Company also adopted FASB Staff Position (“FSP”) FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” effective January 1, 2006. FSP 123(R)-2 provides guidance on the application of grant date as defined in FAS 123(R). In accordance with this standard, a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows for the year ended December 31, 2006.

Results of Operations

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2006, 2005 and 2004 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2006, average interest-earning assets were $1.64 billion, an increase of $290.8 million, or 22%, over 2005. This was the result of an increase in the average balance of investment securities of $114.3 million and an increase in the average balance of loans receivable of $176.7 million, offset by a decrease in the average balance of federal funds sold of $148,000. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $210.2 million and an increase in the average level of short-term borrowings of $94.1 million.

The tax-equivalent yield on total interest-earning assets increased by 44 basis points, from 5.92% in 2005 to 6.36% in 2006. This increase was mostly due to the increasing rate environment during 2006 which contributed toward higher yields on our floating rate loans, which comprise 33% of our loan portfolio.

The aggregate cost of interest-bearing liabilities increased 113 basis points from 2.52% in 2005 to 3.65% in 2006. The average rate paid on savings deposits increased by 80 basis points, from 1.55% in 2005 to 2.35% in 2006. The average rate paid on interest checking accounts and money market accounts combined, comprised of money market accounts that are swept overnight to money market balances, increased from 2.49% in 2005 to 3.68% in 2006. At December 31, 2006, $432.1 million of the sweep accounts were public fund interest checking accounts that are priced in relation to the yield on the 90-day treasury bill, which increased from 4.08% at December 31, 2005 to 4.88% at December 31, 2006. For time deposits, the average rate paid in 2006 was 3.87%, up 90 basis points from 2005 and public funds time deposits incurred an increase of 115 basis points in 2006 on the average rate paid. The majority of our public funds are deposits of local school districts and municipalities.

Our aggregate cost of funding sources increased 102 basis points in 2006 to 3.14% from 2.12% in 2005. This increase resulted primarily from higher average rates paid on total interest bearing deposits. In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis.

TABLE 1
	Years Ended December 31,
(dollars in thousands)	2006			2005			2004
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$733,990	$38,845	5.29%	$615,779	$30,822	5.01%	$498,016	$24,789	4.98%
Tax-exempt	1,985	130	6.55	5,887	538	9.14	6,838	608	8.89
Total securities	735,975	38,975	5.30	621,666	31,360	5.04	504,854	25,397	5.03
Federal funds sold	0	0	0.00	148	5	3.38	3,638	67	1.84
Loans receivable:
Mortgage and construction	452,781	32,267	7.05	392,697	26,328	6.70	337,257	21,777	6.46
Commercial loans and lines of credit	259,280	20,914	7.96	193,779	13,474	6.95	144,127	8,534	5.92
Consumer	170,535	11,412	6.69	134,004	8,147	6.08	93,166	5,122	5.50
Tax-exempt	23,788	1,582	6.65	9,218	638	6.92	6,095	442	7.25
Total loans receivable	906,384	66,175	7.23	729,698	48,587	6.66	580,645	35,875	6.18
Total earning assets	$1,642,359	$105,150	6.36%	$1,351,512	$79,952	5.92%	$1,089,137	$61,339	5.63%
Sources of Funds
Interest-bearing deposits:
Regular savings	$363,515	$8,533	2.35%	$325,218	$5,043	1.55%	$276,862	$2,804	1.01%
Interest checking and money market	605,043	22,282	3.68	479,310	11,941	2.49	347,212	4,264	1.23
Time deposits	194,611	7,541	3.87	179,428	5,330	2.97	164,765	4,024	2.44
Public funds time	32,873	1,406	4.28	34,992	1,094	3.13	45,855	817	1.78
Total interest-bearing deposits	1,196,042	39,762	3.32	1,018,948	23,408	2.30	834,694	11,909	1.43
Short-term borrowings	199,742	10,267	5.07	105,620	3,821	3.62	79,049	1,070	1.35
Long-term debt	17,669	1,731	9.80	13,600	1,418	10.43	13,600	1,418	10.43
Total interest-bearing liabilities	1,413,453	51,760	3.65	1,138,168	28,647	2.52	927,343	14,397	1.55
Noninterest-bearing funds (net)	228,906			213,344			161,794
Total sources to fund assets	$1,642,359	$51,760	3.14%	$1,351,512	$28,647	2.12%	$1,089,137	$14,397	1.32%
Net interest income and margin on a tax- equivalent basis		$53,390	3.22%		$51,305	3.80%		$46,942	4.31%
Tax-exempt adjustment		599			400			357
Net interest income and margin		$52,791	3.18%		$50,905	3.77%		$46,585	4.28%
Other Balances
Cash & due from banks	$49,210			$42,225			$35,285
Other assets	79,815			58,837			47,161
Total assets	1,771,384			1,452,574			1,171,583
Noninterest-bearing demand deposits	253,671			220,566			180,355
Other liabilities	8,558			4,889			5,750
Stockholders’ equity	95,702			88,951			58,135

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

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) for 2006 increased $2.1 million, or 4%, over 2005 to $53.4 million. Interest income on a tax-equivalent basis totaled $105.2 million, an increase of $25.2 million, or 32%, over 2005. The majority of this increase was related to volume increases in the investment securities and loans receivable portfolios. Interest expense for 2006 increased $23.2 million, or 81%, from $28.6 million in 2005 to $51.8 million in 2006. This increase was related to both the increases in deposit and short-term borrowing rates paid in addition to the increase in the average level of deposits and other borrowed money.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread decreased to 2.71% in 2006 from 3.40% in 2005 on a fully tax equivalent basis. The net interest margin decreased 59 basis points from 3.77% in 2005 to 3.18% in 2006.

In late June 2004, the Federal Reserve Board began a measured reversal of their accommodative stance on monetary policy that had been in place over the previous three years. The targeted federal funds rate began increasing in the second half of 2004 and the trend continued throughout the first half of 2006. Short-term interest rates increased 200 basis points in 2005 followed by an additional 100 basis point increase in 2006. As a result, our cost of funds significantly increased during this period, however, we did not experience a similar increase in the yields on our interest earning assets due to the continued flattening yield curve throughout 2005 followed by an inverted yield curve in 2006. While our continuing ability to grow core deposits produces net interest income despite rate compression, we do not expect to see expansion in the net interest margin until long-term interest rates increase and/or the yield curve improves.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully taxable-equivalent basis.

TABLE 2

	2006 v. 2005			2005 v. 2004
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$6,156	$1,867	$8,023	$5,877	$156	$6,033
Tax-exempt	(340)	(68)	(408)	(86)	16	(70)
Federal funds sold	(5)	0	(5)	(64)	2	(62)
Interest on loans receivable:
Mortgage and construction	4,561	1,438	5,999	3,582	922	4,504
Commercial	4,994	2,385	7,379	3,430	1,557	4,987
Consumer	2,282	984	3,266	2,434	591	3,025
Tax-exempt	978	(34)	944	194	2	196
Total interest income	18,626	6,572	25,198	15,367	3,246	18,613
Interest on deposits:
Regular savings	1,867	1,623	3,490	723	1,516	2,239
Interest checking and money market	4,343	5,998	10,341	2,540	5,137	7,677
Time deposits	976	1,235	2,211	718	588	1,306
Public funds	(65)	377	312	(194)	471	277
Short-term borrowings	4,378	2,068	6,446	469	2,282	2,751
Long-term debt	398	(85)	313	0	0	0
Total interest expense	11,897	11,216	23,113	4,256	9,994	14,250
Net increase (decrease)	$6,729	$(4,644)	$2,085	$11,111	$(6,748)	$4,363

(1) Changes due to both volume and rate have been allocated on a prorata basis to either rate or volume.

Provision for Loan Losses

We recorded $1.6 million to the allowance for loan losses in 2006, the same amount as in 2005. Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. Net charge-offs during 2006 were $1.2 million, or 0.13%, of average loans outstanding as compared to $176,000, or 0.02%, of average loans outstanding in 2005. The majority of the net charge-off figure for 2006 was related to one loan for approximately $900,000. See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for December 31, 2006 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2006 increased by $4.6 million, or 33%, over 2005 to $18.8 million. Service charges and fees increased $4.4 million, or 35%. The increase was primarily due to increases in other operating income attributable to servicing a higher volume of deposit and loan accounts. Included in total noninterest income in 2006 were gains of $1.1 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans and a gain on the sale of securities of $160,000. Included in total noninterest income in 2005 were gains of $1.3 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans offset by a net loss on the sale of securities of $60,000.

Noninterest Expenses

Noninterest expenses totaled $59.3 million for 2006, an increase of $8.9 million, or 18%, over 2005. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two full service stores in 2006 and four full service stores in 2005. A comparison of noninterest expenses for certain categories for 2006 and 2005 is discussed below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $4.6 million, or 18%, in 2006 over 2005. The increased level of these expenses includes the impact of salary and benefit costs associated with the additional staff hired to operate the new stores opened in October 2006 and November 2006 as well as the full-year impact of the employees hired to operate the four new stores opened in 2005. The Company also hired additional staff in 2006 to support compliance, audit and loan operation functions.

Occupancy expenses totaled $6.6 million in 2006, an increase of $1.2 million, or 22%, over 2005 while furniture and equipment expenses increased by $854,000, or 31%, to $3.6 million. The full year impact of the four stores opened in 2005 along with the additional two stores opened in 2006 contributed to the increases in occupancy and furniture and equipment expenses in 2006 over 2005. In late March 2006, we discontinued leasing two facilities that previously housed the majority of our executive, lending, financial and operational staff departments and relocated approximately 300 employees to Commerce Center, our new Headquarters, Operations and Training Center. Discontinued occupancy and furniture expenses associated with the two previously leased facilities partially offset higher levels of expense associated with the new building and its furniture and equipment.

Advertising and marketing expenses were $3.0 million for 2006, a decrease of $490,000, or 14%, below 2005. The decrease was partially the result of grand opening expenses associated with only two new stores in 2006 as opposed to four new store openings in 2005. Our advertising markets include Berks, Lancaster, Lebanon, Dauphin, Cumberland, and York counties of South Central Pennsylvania.

Data processing expenses increased by $1.6 million, or 41%, in 2006 over 2005. The primary increases were due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced, the costs associated with additional stores, adding additional electronic products and services for customer use and enhancements and upgrades to existing systems.

Postage and supplies expenses of $1.6 million were $313,000, or 24%, higher than the prior year. The increase was attributed to the growth in the number of account statements mailed to customers as well as a 5% increase in postal rates effective January 2006.

Other noninterest expenses totaled $8.3 million for 2006, compared to $7.4 million for 2005. Components of the increase include expenses related to: insurance, telephone, customer relations, legal, check fraud, and regulatory compliance.

Our current strategic plan calls for the construction of two to four new stores in 2007. The costs associated with these planned facilities will continue to result in higher levels of staff, occupancy, furniture, equipment, and related expenses in 2007 and in future periods.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less noninterest income (exclusive of gains or losses on sales of investment securities). This ratio equaled 2.29% for 2006, compared to 2.52% for 2005. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2006, the operating efficiency ratio was 82.9% compared to 77.9% for 2005. Our operating efficiency ratio remains above our peer group primarily due to our aggressive growth expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $3.4 million for 2006, compared to $4.3 million for 2005. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 31.7% in 2006 compared to 32.7% in 2005. See Note 11 of the Notes to Consolidated Financial Statements for December 31, 2006, included herein, for an additional analysis of the provision for income taxes for 2006 and 2005.

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

At December 31, 2006, deferred tax assets amounted to $5.9 million and deferred tax liabilities amounted to $3.4 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Net Income and Net Income Per Share

Net income for 2006 was $7.3 million, a decrease of $1.5 million, or 18%, from the $8.8 million recorded in 2005. This decrease was due to an increase in net interest income of $1.9 million and an increase in noninterest income of $4.6 million, offset by an increase in the provision for loan losses of $74,000, and an increase in noninterest expenses of $8.9 million.

Basic earnings per common share were $1.18 in 2006 compared to $1.47 in 2005. Diluted earnings per common share were $1.12 for 2006 and $1.38 for 2005. See Note 13 in the Notes to Consolidated Financial Statements for December 31, 2006, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets, referred to as “ROA,” measures our net income in relation to our total average assets. Our ROA was 0.41% for 2006 and 0.61% for 2005. This decrease is the result of 14% growth in total assets combined with an 18% decrease in net income. Contributing to these results was the deployment of $3.6 million of funds to the construction of our new Headquarters, Operations and Training Center as opposed to channeling these funds into interest-earning assets as well as the addition of the new stores in 2006 and 2005 and their related costs.

Return on average equity, referred to as “ROE,” indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders’ equity. ROE for 2006 was 7.58%, compared to 9.91% for 2005.

Both ROA and ROE in 2006 were impacted by the inverted yield curve and the resulting impact on the Company’s net interest income.

Results of Operations

2005 versus 2004

Net income for 2005 rose to $8.8 million, an increase of $226,000, or 3%, over the $8.6 million recorded in 2004.

Diluted earnings per common share decreased by 15% to $1.38 for 2005 from $1.63 in 2004. This reflected the impact of a 21% increase in the number of average shares outstanding in 2005 versus the prior year, primarily the result of a public stock offering in the fourth quarter of 2004.

Net interest income for 2005 increased $4.3 million, or 9%, over 2004 to $50.9 million. Interest income on earning assets totaled $80.0 million, an increase of $18.6 million, or 30%, over 2004. Interest expense for 2005 increased by $14.2 million, or 99%, from $14.4 million to $28.6 million.

Our net interest rate spread decreased to 3.40% in 2005 from 4.08% in 2004 and the net interest margin decreased 51 basis points from 4. 31% in 2004 to 3.80% in 2005 on a fully tax-equivalent basis.

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

Salary expenses and employee benefits increased by $4.4 million, or 20%, in 2005 over 2004. This increase was partially due to an increase in the level of full-time equivalent employees from 576 at December 31, 2004 to 787 at year-end 2005.

Occupancy expenses totaled $5.4 million in 2005, an increase of $1.0 million, or 23%, over 2004 while furniture and equipment expenses increased by $230,000, or 9%, to $2.7 million.

Advertising and marketing expenses were $3.5 million for 2005, an increase of $353,000, or 11%, over 2004. Data processing expenses increased by $921,000, or 32%, in 2005 over 2004. Postage and supplies expenses of $1.3 million were $167,000, or 15%, higher than the prior year.

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

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer’s creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for December 31, 2006, included herein, for further analysis of our securities portfolio.

Our investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government, their principal and interest payments are guaranteed by an agency of the U.S. Government, or they are AAA rated. The majority of these investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields. For the year ended December 31, 2006, the yield on our securities portfolio was 5.30%, up 26 basis points from 5.04% in 2005.

At December 31, 2006, the weighted average life and duration of our securities portfolio was approximately 5.2 and 4.1 years, respectively, as compared to 4.9 years and 3.9 years, respectively, at December 31, 2005. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no “high-risk” securities or derivatives as of December 31, 2006 or 2005.

Securities available for sale increased by $11.2 million in 2006 (excluding the effect of changes in unrealized gains or losses) primarily as a result in purchases of $124.5 million, offset by principal repayments and maturities of $112.5 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, and AAA Whole Loan CMO securities. At December 31, 2006, the unrealized loss on securities available for sale included in stockholders’ equity totaled $4.5 million, net of tax, compared to the $4.4 million, net of tax, unrealized loss on securities available for sale included in stockholders’ equity at December 31, 2005.

During 2006, securities held to maturity increased by $13.4 million primarily as a result of purchases of $60.4 million offset by principal repayments of $44.8 million and a sale of one bond totaling $2.0 million. The sale consisted of a $2.1 million debt security which was sold due to the expected and impending call of the security by the issuer. The sale was near the call date and changes in market rates had no effect on the security’s fair value. The amount of the gain on sale was essentially the same as the call premium that would have been recognized on the call date. An $80,000 premium on the call of another debt security was also realized in net income for 2006. The securities held in this portfolio include U.S. Government Agency securities, mortgage-backed securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, and corporate debt securities.

The book value of available for sale and held to maturity securities are summarized in Table 3 as of December 31, for each of the years 2004 through 2006.

TABLE 3
	December 31,
(in thousands)	2006	2005	2004
Available for Sale
U.S. Government Agency securities	$5,000	$5,000	$10,000
Mortgage-backed securities	393,909	382,498	302,133
Corporate debt securities	0	0	2,009
Total available for sale	$398,909	$387,498	$314,142
Held to Maturity
U.S. Government Agency securities	$175,043	$136,135	$70,981
Municipal securities	1,619	2,617	6,827
Mortgage-backed securities	131,979	150,394	114,963
Corporate debt securities	10,987	17,120	17,146
Total held to maturity	$319,628	$306,266	$209,917

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2006 are summarized in Table 4. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected, assuming a tax rate of 35%, on tax-exempt obligations.

TABLE 4

December 31, 2006	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government Agency obligations							$5,000	5.00%	$5,000	5.00%
Mortgage-backed obligations	$8	7.63%	$66	5.11%	$232	5.97%	393,603	5.32	393,909	5.32
Total available for sale	$8	7.63%	$66	5.11%	$232	5.97%	$398,603	5.32%	$398,909	5.32%
Held to Maturity:
U.S. Government Agency obligations	$18,908	6.45%	$37,000	5.01%	$94,135	5.32%	$25,000	5.60%	$175,043	5.42%
Municipal obligations	0	----	0	----	653	5.54	966	6.67	1,619	6.21
Mortgage-backed obligations	3	8.30	372	5.33	273	6.07	131,331	5.08	131,979	5.09
Corporate debt securities	0	----	6,485	6.60	0	----	4,502	7.26	10,987	6.87
Total held to maturity	$18,911	6.45%	$43,857	5.25%	$95,061	5.32%	$161,799	5.23%	$319,628	5.34%

Note:  Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loan Portfolio

The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2002 through 2006.

TABLE 5

	December 31,
(in thousands)	2006	2005	2004	2003	2002
Commercial mortgage	$325,244	$299,219	$239,576	$194,609	$144,959
Construction and land development	61,365	47,334	39,467	26,895	31,034
Residential real estate mortgage loans	83,690	83,213	79,672	72,713	66,190
Tax-exempt loans	31,446	17,055	6,303	5,720	5,629
Commercial, industrial and other business loans	203,723	138,174	97,198	58,894	49,226
Consumer loans	182,058	148,906	109,568	71,007	34,598
Commercial lines of credit	95,192	90,769	74,559	46,106	37,245
Total loans	$982,718	$824,670	$646,343	$475,944	$368,881

We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated, and approved at least annually, and ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by industry. At December 31, 2006, there was no concentration greater than 5% of our loan portfolio to any one industry and there is no concentration greater than 2% to any one borrower.

Our commercial mortgage and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in south central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size in this category is approximately $575,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size in this category is approximately $400,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2006, outstanding balances under commercial lines of credit were $95.2 million and unused commitments were $207.2 million.

Residential real estate mortgage loans represented approximately 9% of our total loans at December 31, 2006. Loans in this category are collateralized by first mortgages on residential properties located in South Central Pennsylvania. Our underwriting policy provides that all residential loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 19% of our total loans at December 31, 2006. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2006, 79% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2006, unused commitments under consumer lines of credit were $55.0 million.

During 2006, total gross loans increased by $162.8 million from $835.3 million at December 31, 2005, to $998.1 million at December 31, 2006, including $15.3 million of loans held for sale on December 31, 2006 and $10.6 million of loans held for sale on December 31, 2005. The loans held for sale represent student loans and certain residential and small business administration loans our management intends to sell and reinvest in higher yielding loans and securities. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $531,000 at December 31, 2006 and $940,000 at December 31, 2005. The increase in loans receivable in 2006 was represented across all loan categories.

During 2006, commercial mortgage loans increased by $26.0 million, or 9%, and commercial, industrial and other business loans increased by $65.5 million, or 47%. The addition to our staff of experienced lenders with long-term ties to the business communities in our markets has enhanced our lending portfolio and, as a result, our access to commercial lending opportunities. Construction and land development loans increased $14.0 million, or 30%, and tax-exempt loans increased $14.4 million, or 84%, to $31.4 million. Total consumer loans increased by $33.2 million in 2006 to $182.1 million at year-end compared to $148.9 million at year-end 2005. This increase of 22% was a direct result of a focused effort by management to increase the size of the consumer loan portfolio across all markets of our store footprint. Lines of credit experienced growth in 2006 as well, increasing by $4.4 million, or 5%, from $90.8 million to $95.2 million. Residential real estate mortgage loans experienced minimal growth in 2006. Given the relatively low yield on these loans versus the long-term interest rate risk, the Bank’s residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to the secondary market standards or due to a customer request, we agree not to sell the loan.

Total loans outstanding represented 61% of total deposits and 52% of total assets at December 31, 2006, excluding the loans held for sale, compared to 60% and 50%, respectively, at December 31, 2005.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2006, are presented in the following table.

TABLE 6

	December 31, 2006
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Real estate:
Commercial mortgage	$14,104	$20,850	$290,290	$325,244
Construction and land development	28,362	22,539	10,464	61,365
Residential mortgage	127	22,534	61,029	83,690
Tax-exempt	27	1,611	29,808	31,446
	42,620	67,534	391,591	501,745
Commercial	48,136	64,876	90,711	203,723
Consumer	19,885	20,157	142,016	182,058
Commercial lines of credit	70,376	23,837	979	95,192
Total loans	$181,017	$176,404	$625,297	$982,718
Interest rates:
Predetermined	$22,656	$104,018	$529,621	$656,295
Floating	158,361	72,386	95,676	326,423
Total loans	$181,017	$176,404	$625,297	$982,718

Concentrations of Credit Risk

The largest portion of loans, 33%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lancaster, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $386.6 million at December 31, 2006, compared to $346.6 million at December 31, 2005. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements’ credit evaluations of the respective borrowers.

Commercial loans represented 21% of total loans at December 31, 2006. Collateral for these types of loans varies depending upon managements’ credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees, and/or personal assets of the borrower.

Consumer loans comprised 19%, or $182.1 million, of total loans at December 31, 2006. Approximately $144.7 million of consumer loans are secured by real estate, $36.5 million of consumer loans are loans collateralized by personal assets of the borrower, and $885,000 of consumer loans are unsecured.

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

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2006, were $3.5 million, or .19%, of total assets as compared to $2.7 million, or 0.16%, of total assets at December 31, 2005. Total non-performing loans (nonaccrual loans, 90 days or more past due loans and restructured loans) at December 31, 2006 were $3.4 million compared to $2.5 million a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.56% at December 31, 2006, compared to 0.36% at December 31, 2005. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2006, loans past due 90 days and still accruing interest amounted to $2,000 compared to $233,000 at December 31, 2005. Additional loans considered by our internal loan review department as potential problem loans of $11.5 million at December 31, 2006, compared to $1.6 million at December 31, 2005, have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Foreclosed real estate totaled $159,000 as of December 31, 2006 and December 31, 2005. These properties have been written down to the lower of cost or fair value less disposition costs. We obtain updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 2002 through 2006.

TABLE 7

	December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Nonaccrual loans:
Commercial	$984	$684	$308	$143	$958
Consumer	19	296	11	68	42
Real estate: Construction	247	0	0	159	0
Mortgage	2,129	1,322	267	417	599
Total nonaccrual loans	3,379	2,302	586	787	1,599
Loans past due 90 days or more and still accruing	2	233	0	385	55
Restructured loans	0	0	271	0	0
Total non-performing loans	3,381	2,535	857	1,172	1,654
Foreclosed real estate	159	159	507	236	118
Total non-performing assets	$3,540	$2,694	$1,364	$1,408	$1,772
Non-performing loans to total loans	0.34%	0.31%	0.13%	0.25%	0.45%
Non-performing assets to total assets	0.19%	0.16%	0.11%	0.13%	0.23%
Interest income received on nonaccrual loans	$133	$106	$30	$37	$79
Interest income that would have been recorded under the original terms of the loans	$196	$114	$10	$45	$193

Allowance for Loan Losses

The allowance for loan losses is a reserve established through charges to expense in the form of a provision for loan losses and reduced by loan charge-offs net of recoveries. Charge-offs occur when loans are deemed to be uncollectible. Management has established an allowance for loan losses that it believes is adequate for estimated inherent losses in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review and any recommendations as to adjustments in the allowance. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an important part of the examination process.

In establishing the allowance, management evaluates on a quantitative basis individual large classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. An allowance for the remainder of the loan portfolio is also determined based on historical loss experience within the components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on factors and changes in portfolio mix and volume.

In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the more quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in historical loss experience. Those factors include changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in volume and terms of loans, changes in underwriting standards and practices, portfolio mix, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions.

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

•
For loans identified as impaired, calculating the estimated fair value of the loan, using one of the following methods, a) observable market prices, b) discounted cash flows or c) the value of the underlying collateral.

•
Classifying all non-impaired, large balance loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

•
Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (Statement 5). In general, these other loans include residential mortgages, consumer loans, and installment loans.

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

While the allowance for loan losses is maintained at a level believed to be adequate by management for covering estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The Bank recorded provisions of $1.6 million to the allowance for loan losses in 2006, the same amount as for 2005. During 2006, net charge-offs amounted to $1.2 million, or 0.13%, of average loans outstanding for the year, compared to $176,000, or 0.02%, of average loans outstanding for 2005. The majority of the total net charge-off figure for 2006 was related to one loan for approximately $900,000. The allowance for loan losses decreased as a percentage of loans receivable from 1.12% of total loans outstanding at December 31, 2005, to 0.99% of total loans outstanding at December 31, 2006 and provided coverage of 287% of non-performing loans. Based upon a consistent application of our loan loss reserve methodology, the allowance level increased by $454,000 to $9.7 million, or 0.99%, of total loans at December 31, 2006, but decreased as a percentage of total loans due to 19% growth in the loan portfolio in 2006.

Table 8 presents, for the years 2002 through 2006, information regarding our provision and allowance for loan losses.

TABLE 8

	Years Ended December 31,
(dollars in thousands)	2006	2005	2004	2003	2002
Balance at beginning of year	$9,231	$7,847	$6,007	$5,146	$4,544
Provisions charged to operating expenses	1,634	1,560	2,646	1,695	1,435
	10,865	9,407	8,653	6,841	5,979
Recoveries of loans previously charged-off:
Commercial	34	546	110	66	93
Consumer	71	50	113	85	2
Real estate	0	0	8	115	21
Total recoveries	105	596	231	266	116
Loans charged-off:
Commercial	(895)	(627)	(528)	(483)	(561)
Consumer	(390)	(135)	(350)	(331)	(70)
Real estate	0	(10)	(159)	(286)	(318)
Total charged-off	(1,285)	(772)	(1,037)	(1,100)	(949)
Net charge-offs	(1,180)	(176)	(806)	(834)	(833)
Balance at end of year	$9,685	$9,231	$7,847	$6,007	$5,146
Net charge-offs (recoveries) to average loans outstanding	0.13%	0.02%	0.14%	0.20%	0.23%
Allowance for loan losses to year-end loans	0.99%	1.12%	1.21%	1.26%	1.40%

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

TABLE 9

	Allowance for Loan Losses at December 31,
	2006		2005		2004		2003		2002
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial loans and lines of credit	$4,417	32%	$3,675	28%	$3,063	27%	$2,636	21%	$2,428	24%
Consumer	1,868	19	1,785	18	1,657	17	717	15	452	9
Real estate, construction and land development:
Commercial	2,695	39	3,058	42	2,540	43	2,157	47	1,698	48
Residential	705	10	713	12	587	13	497	17	568	19
Total	$9,685	100%	$9,231	100%	$7,847	100%	$6,007	100%	$5,146	100%

Bank Premises and Equipment

Premises and equipment at December 31, 2006 was $83.7 million, up $17.4 million, or 26%, over premises and equipment of $66.3 million at December 31, 2005. The majority of the increase is related to additional capital expenditures associated with our new Headquarters, Operations and Training facility which opened in March 2006. Also included are the capitalized costs associated with three newly constructed stores in 2006. Two of the new stores marked our initial entry into the Lancaster market as previously discussed. The third was a relocation of our flagship office from a leased facility at Senate Avenue in Camp Hill to a newly constructed prototype store just minutes away in Lemoyne, PA.

Other Assets

Other assets increased by $4.7 million from $13.8 million at December 31, 2005 to $18.5 million at December 31, 2006. This change was primarily due to a $3.0 million increase in miscellaneous receivables that resulted from a security sale with a trade date in late December and a settlement date in early January.

Deposits

Total deposits at December 31, 2006, were $1.62 billion, up $245.7 million, or 18%, over total deposits of $1.37 billion at December 31, 2005. We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories increased $268.4 million, or 20%, in 2006 over 2005. Total deposits averaged $1.45 billion for 2006, an increase of $210.2 million, or 17%, over the 2005 average of $1.24 billion. The average balance on noninterest-bearing demand deposits increased in 2006 by $33.1 million, or 15%, over the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2006 increased by $125.7 million, or 26%, over the average balance for the prior year. The average total balance of all savings accounts was $363.5 million, a $38.3 million, or 12%, increase over the average balance for 2005. The average balance of all time deposits in 2006 was $227.5 million, an increase of $13.1 million, or 6%, over the average balance for 2005. For 2006, the deposit cost of funds was 2.42% as compared to 1.73% in 2005.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service, and active marketing.

The average balances and weighted average rates paid on deposits for 2006, 2005 and 2004 are presented below.

TABLE 10

	Years Ended December 31,
	2006 Average		2005 Average		2004 Average
(dollars in thousands)	Balance/Rate		Balance/Rate		Balance/Rate
Demand deposits:
Noninterest-bearing	$253,671		$220,566		$180,355
Interest-bearing (money market and checking)	605,043	3.68%	479,310	2.49%	347,212	1.23%
Savings	363,515	2.35	325,218	1.55	276,862	1.01
Time	227,484	3.93	214,420	3.00	210,620	2.30
Total deposits	$1,449,713		$1,239,514		$1,015,049

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2006, 2005 and 2004 is presented in Table 11.

TABLE 11

(in thousands)	2006	2005	2004
3 months or less	$25,696	$20,002	$39,270
3 to 6 months	22,759	6,487	15,530
6 to 12 months	38,901	29,582	13,344
Over 12 months	20,034	69,028	36,811
Total	$107,390	$125,099	$104,955

Short-Term Borrowings and Repurchase Agreements

Short-term borrowings used to meet temporary funding needs consist of overnight and short-term advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and overnight federal funds lines of credit. For 2006, short-term borrowings averaged $174.3 million and repurchase agreements averaged $25.4 million. The weighted average rate paid during 2006 was 5.07% for both short-term borrowings and repurchase agreements. At December 31, 2006, short-term borrowings totaled $112.8 million at an average rate of 5.40%. As of December 31, 2005, short-term borrowings totaled $157.9 million at an average rate of 4.24%. The maximum short-term borrowings outstanding at any month-end were $227.1 million in 2006 and $183.2 million in 2005. The maximum repurchase agree-ments outstanding at any month-end were $55.0 million in 2006 and $70.0 million in 2005.

Long-Term Debt

On September 29, 2006, the Company issued $15 million of 7.75% Trust Capital Securities to Commerce Bank, N.A. through Commerce Harrisburg Capital Trust III, a Delaware statutory trust subsidiary. Long-term debt totaled $29.4 at December 31, 2006 as compared to $13.6 million at December 31, 2005. Our long-term debt consisted solely of Trust Capital Securities through Commerce Harrisburg Capital Trust I, Commerce Harrisburg Capital Trust II and Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries. At December 31, 2006, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for further analysis of our long-term debt.

Stockholders’ Equity and Capital Adequacy

At December 31, 2006, stockholders’ equity totaled $101.1 million, up $9.5 million, or 10%, over stockholders’ equity at December 31, 2005. This increase was due to our net income for the year as well as proceeds for shares issued under our stock purchase and stock option plans. Stockholders’ equity as a percent of total assets was 5.42% at December 31, 2006, compared to 5.58% at December 31, 2005. See Note 12 of Notes to Consolidated Financial Statements for December 31, 2006, included herein, for additional discussion regarding Stockholders’ Equity.

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

Table 12 provides a comparison of the Bank’s risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated.

TABLE 12
	Actual December 31,		Minimum Regulatory
	2006	2005	Requirements
Tier 1 Capital	9.98%	9.77%	4.00%
Total Capital	10.71	10.60	8.00
Leverage ratio (to total assets)	7.30	6.68	3.00-4.00

At December 31, 2006, the consolidated capital levels of the Company and of the Bank met the regulatory definition of a “well-capitalized” financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol COBH. As of December 31, 2006, there were approximately 2,500 holders of record of the Company’s common stock.

	Sales Price
Quarter Ended:	High	Low
March 31, 2006	$33.50	$30.01
June 30, 2006	32.00	26.54
September 30, 2006	31.68	25.58
December 31, 2006	26.84	24.77
March 31, 2005	$33.97	$28.93
June 30, 2005	38.00	29.11
September 30, 2005	36.68	33.05
December 31, 2005	36.00	30.72

The following graph shows the yearly percentage change in the Company’s cumulative total shareholder return on its common stock from December 31, 2001 to December 31, 2006 compared with the cumulative total return of a NASDAQ Bank Index and the NASDAQ Composite Market Index.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN

Pennsylvania Commerce Bancorp (“COBH”) NASDAQ Bank Index

NASDAQ Composite Market Index

Year-End 2001 to Year-End 2006

We offer a Dividend Reinvestment and Stock Purchase Plan by which dividends on our Common Stock and optional cash payments of up to $10,000 per month (subject to change) may be invested in our Common Stock at a 3% discount (subject to change) to the market price and without payment of brokerage commissions.

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 13 shows our GAP position as of December 31, 2006. The repricing assumptions used in the table are as follows:

•
Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan. A market consensus Constant Prepayment Rate is applied to Residential Mortgage Fixed rate loans.

•	Floating rate loans receivable are scheduled in the 1-90 day category as they are tied to a floating index such as New York Prime and available for immediate repricing.

•
Securities with pre-payment characteristics such as mortgage-backed securities and collateralized mortgage obligations are scheduled based upon their remaining weighted average lives as calculated utilizing a market consensus Constant Prepayment Rate. Securities with call options are analyzed in the context of the existing interest rate environment to estimate the likelihood of their call, and to project their resulting payment schedule. All other securities are assumed to reprice at their contractual maturity.

•
Fixed rate transaction accounts are scheduled to reprice in accordance with their estimated decay rates as determined in a core deposit study produced by an independent consultant. Floating rate transaction accounts are scheduled in the 1-90 day category as they are tied to a floating index such as the 91 Day Treasury Bill.

•	Time deposit accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 13

	December 31, 2006
(dollars in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable	$374,070	$25,668	$45,345	$423,013	$129,968	$998,064
Securities	98,827	20,722	44,699	348,301	217,717	730,266
Total interest-earning assets	472,897	46,390	90,044	771,314	347,685	1,728,330
Interest-bearing liabilities:
Transaction accounts, excluding DDA	714,367	6,994	13,988	72,663	308,735	1,116,747
Time deposits	59,543	52,847	74,498	38,005	0	224,893
Short-term borrowings	112,800	0	0	0	0	112,800
Long-term debt	0	0	0	0	29,400	29,400
Total interest-bearing liabilities	886,710	59,841	88,486	110,668	338,135	1,483,840
Period GAP	(413,813)	(13,451)	1,558	660,646	9,550	$244,490
Cumulative GAP	$(413,813)	$(427,264)	$(425,706)	$234,940	$244,490
Cumulative RSA / RSL	53.33%	54.86%	58.87%	120.51%	116.48%

Notes: Nonaccrual loans, deferred fees on loans and overdrafts have been excluded in the loans receivable balances. Securities are reported at current face value for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionately as interest rates change. As the interest rate environment has become more volatile, we have continued to place greater reliance on interest income sensitivity modeling and less on GAP reporting.

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

Our income simulation model analyzes interest rate sensitivity by projecting net interest income over the next 24 months in a flat rate scenario versus net interest income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 200 basis point decrease during the next year, with rates remaining constant in the second year.

Our Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if net interest income in the above mentioned interest rate scenario is within 4% of forecasted net interest income in the first year and within 5% using a two year time frame.

The following table compares the impact on forecasted net income at December 31, 2006 of a plus 200 and minus 200 basis point (bp) change in interest rates to the impact at December 31, 2005 in the same scenarios.

	Plus 200	Minus 200
December 31, 2006:
Twelve Months	(4.1)%	4.4%
Twenty-Four Months	(2.9)%	2.8%
December 31, 2005:
Twelve Months	(4.0)%	2.9%
Twenty-Four Months	(3.5)%	0.5%

The forecasted net interest income variability is slightly outside of the established limit in the twelve month plus 200 bp rate scenario, but moves within the acceptable limit in this rate scenario when expanding the time frame to include twenty-four months. All other interest rate scenarios indicate levels of future interest rate risk within the acceptable parameters per the policies established by ALCO. Management is closely monitoring the plus 200 bp rate scenario in the context of the perceived probability of this interest rate environment, to determine the appropriate course of action. Actions that would reduce the level of risk could include the sale of a portion of our available for sale investment portfolio, the use of risk management strategies such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings, or fixing the cost of our short-term borrowings.

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

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase and a 200 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 50% or more of the excess of market value over book value in the current rate scenario. At December 31, 2006, the market value of equity indicates an acceptable level of interest rate risk under this measurement.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management’s assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2006 provide an accurate assessment of our interest rate risk.

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

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. We generated $4.2 million in cash from operating activities during 2006 versus $4.5 million during 2005. This decrease was primarily attributed to the change in balances of other assets and other liabilities from one year to the next. Investing activities resulted in a net cash outflow of $206.5 million during 2006 compared to $379.0 million in 2005. A reduction of investment purchases of $190.6 million contributed to the decrease in investing activities in 2006 from 2005. Financing activities resulted in a net inflow of $218.4 million in 2006 compared to $370.0 million in 2005. The cash inflow in 2006 was mostly from net deposit growth of $245.7 million and was offset by a decrease in short-term borrowings of $45.1 million. For 2005, cash inflows resulted from $210.5 million in net deposit growth and from an increase in short-term borrowings of $157.9 million.

At December 31, 2006, liquid assets (defined as cash and cash equivalents, short-term investments, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $470.1 million, or 25%, of total assets. This compares to $421.9 million, or 26%, of total assets, at December 31, 2005.

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

We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2006, our total potential liquidity through these secondary sources was $598.0 million of which $485.2 million was currently available, as compared to $521.1 million at December 31, 2005 of which $363.2 million was currently available.

Subject to regulatory approvals, we are targeting to open up to 30 new stores over the next six years. The cost to construct and furnish a new store will be approximately $2.0 million, excluding the cost to lease or purchase the land on which the store is located.

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2006:

TABLE 14

	December 31, 2006
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$186,888	$22,780	$15,225	$0	$224,893
Long-Term Debt	0	0	0	29,400	29,400
Operating Leases	1,987	3,698	3,595	27,618	36,898
Sponsorship Obligation	300	551	467	1,632	2,950
Total	$189,175	$27,029	$19,287	$58,650	$294,141

For further discussion regarding our commitments and contingencies, please see Note 18 in the Notes to Consolidated Financial Statements for December 31, 2006, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2006, included herein, for additional information.

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

These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company’s control). The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements. The following factors, among others, including those discussed in Item 1A “Risk Factors” and Item 7 & “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this annual report could cause the Company’s financial performance to differ materially from that expressed in such forward-looking statements:

● the strength of the United States economy in general and the strength of the local economies in which the Company conducts operations;

● the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

● inflation;

● interest rate, market and monetary fluctuations;

● the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers;

● the willingness of customers to substitute competitors’ products and services for the Company’s products and services and vice versa;

● the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

● the impact of the rapid growth of the Company;

● the Company’s dependence on Commerce Bancorp, Inc. to provide various services to the Company;

● changes in the Company’s allowance for loan losses;

● effect of terrorists attacks and threats of actual war;

● unanticipated regulatory or judicial proceedings;

● changes in consumer spending and saving habits;

● and the success of the Company at managing the risks involved in the foregoing.

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company. For information concerning events or circumstances after the date of this report, refer to the Company’s filings with the Securities and Exchange Commission (“ SEC”).

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable; however, our net interest margin for the year ended December 31, 2006 was 3.18%, a decrease of 59 basis points from 3.77% for the year ended December 31, 2005 as a result of the inverted yield curve in effect throughout 2006. See the section titled “Net Interest Income and Net Interest Margin” in this Management’s Discussion and Analysis for further discussion regarding our net interest margin performance.

Currently, we have 98% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

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

We, as management of Pennsylvania Commerce Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company’s system of internal control over financial reporting as of December 31, 2006, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2006, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control - Integrated Framework. Beard Miller Company LLP, independent registered public accounting firm, has issued an attestation report on management’s assessment of internal control over financial reporting and the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 9, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited management's assessment, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting, that Pennsylvania Commerce Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"). Pennsylvania Commerce Bancorp’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express an opinion on management's assessment and an opinion on the effectiveness of the company's internal control over financial reporting based on our audit.

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

In our opinion, management's assessment that Pennsylvania Commerce Bancorp, Inc. maintained effective internal control over financial reporting as of December 31, 2006, is fairly stated, in all material respects, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Also in our opinion, Pennsylvania Commerce Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control--Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the each of the years in the three-year period ended December 31, 2006 and our report dated March 14, 2007, expressed an unqualified opinion thereon.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 14, 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of income, stockholders' equity, and cash flows for the each of the years in the three-year period ended December 31, 2006. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2006 and 2005 and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed its method of accounting for stock based compensation in 2006.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Pennsylvania Commerce Bancorp, Inc.'s internal control over the financial reporting as of December 31, 2006, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO"), and our report dated March 14, 2007 expressed an unqualified opinion on management's assessment of internal control over financial reporting and an unqualified opinion on the effectiveness of internal control over financial reporting.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 14, 2007

Consolidated Balance Sheets

	December 31,
(in thousands, except share amounts)	2006	2005
Assets
Cash and due from banks	$52,500	$36,422
Federal funds sold	0	0
Cash and cash equivalents	52,500	36,422
Securities, available for sale at fair value	392,058	380,836
Securities, held to maturity at cost
(fair value 2006: $314,837; 2005: $301,978)	319,628	306,266
Loans, held for sale	15,346	10,585
Loans receivable, net of allowance for loan losses
(allowance 2006: $9,685; 2005: $9,231)	973,033	815,439
Restricted investments in bank stocks	11,728	11,463
Premises and equipment, net	83,679	66,264
Other assets	18,511	13,846
Total assets	$1,866,483	$1,641,121

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$275,137	$248,101
Interest-bearing	1,341,640	1,122,961
Total deposits	1,616,777	1,371,062
Short-term borrowings and repurchase agreements	112,800	157,900
Long-term debt	29,400	13,600
Other liabilities	6,398	6,916
Total liabilities	1,765,375	1,549,478
Stockholders’ Equity:
Preferred stock - Series A noncumulative; $10.00 par value;
1,000,000 shares authorized; 40,000 shares issued and outstanding	400	400
Common stock - $1.00 par value; 10,000,000 shares authorized;
(issued and outstanding 2006: 6,149,155; 2005: 6,013,859)	6,149	6,014
Surplus	67,072	64,859
Retained earnings	31,941	24,767
Accumulated other comprehensive income (loss)	(4,454)	(4,397)
Total stockholders’ equity	101,108	91,643
Total liabilities and stockholders’ equity	$1,866,483	$1,641,121

See accompanying notes.

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share amounts)	2006	2005	2004
Interest Income
Loans receivable, including fees:
Taxable	$64,592	$47,949	$35,433
Tax-exempt	1,029	421	292
Securities:
Taxable	38,845	30,822	24,789
Tax-exempt	85	355	401
Federal funds sold	0	5	67
Total interest income	104,551	79,552	60,982
Interest Expense
Deposits	39,762	23,408	11,909
Short-term borrowings	10,267	3,821	1,070
Long-term debt	1,731	1,418	1,418
Total interest expense	51,760	28,647	14,397
Net interest income	52,791	50,905	46,585
Provision for loan losses	1,634	1,560	2,646
Net interest income after provision for loan losses	51,157	49,345	43,939
Noninterest Income
Service charges and other fees	16,816	12,430	10,252
Other operating income	640	466	414
Gains on sales of loans	1,136	1,320	630
Gains (losses) on sales of securities	160	(60)	0
Total noninterest income	18,752	14,156	11,296
Noninterest Expenses
Salaries and employee benefits	30,864	26,267	21,824
Occupancy	6,568	5,380	4,375
Furniture and equipment	3,587	2,733	2,503
Advertising and marketing	2,971	3,461	3,108
Data processing	5,420	3,843	2,922
Postage and supplies	1,621	1,308	1,141
Other	8,263	7,411	6,593
Total noninterest expenses	59,294	50,403	42,466
Income before taxes	10,615	13,098	12,769
Provision for federal income taxes	3,361	4,281	4,178
Net income	$7,254	$8,817	$8,591
Net Income per Common Share
Basic	$1.18	$1.47	$1.75
Diluted	$1.12	$1.38	$1.63
Average Common and Common Equivalent Shares Outstanding
Basic	6,099	5,948	4,856
Diluted	6,381	6,318	5,218

See accompanying notes.

Consolidated Statements of Stockholders’ Equity

	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
January 1, 2004	$400	$2,292	$38,725	$7,758	$549	$49,724
Comprehensive income:
Net income	-	-	-	8,591	-	8,591
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(600)	(600)
Total comprehensive income						7,991
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 68,204 shares issued under stock option plans, including tax benefit of $319	-	68	1,233	-	-	1,301
Common stock of 590 shares issued under employee stock purchase plan	-	1	27	-	-	28
Proceeds from issuance of 13,842 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	14	661	-	-	675
Proceeds from issuance of 560,000 shares of common stock in connection with stock offerings	-	560	24,848	-	-	25,408
Other stock transactions (362 shares issued)	-	-	231	(239)	-	(8)
2-for-1 stock split in the form of a dividend (2,934,803 shares issued)	-	2,935	(2,935)	-	-	-
December 31, 2004	$400	$5,870	$62,790	$16,030	$(51)	$85,039
Comprehensive income:
Net income	-	-	-	8,817	-	8,817
Change in unrealized gains (losses) on securities, net of taxes and reclassification adjustment	-	-	-	-	(4,346)	(4,346)
Total comprehensive income						4,471
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 96,144 shares issued under stock option plans, including tax benefit of $474	-	96	1,252	-	-	1,348
Common stock of 340 shares issued under employee stock purchase plan	-	-	14	-	-	14
Proceeds from issuance of 23,989 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	24	759	-	-	783
Accelerated vesting of stock options	-	-	68	-	-	68
Other stock transactions (23,780 shares issued)	-	24	(24)	-	-	-
December 31, 2005	$400	$6,014	$64,859	$24,767	$(4,397)	$91,643
Comprehensive income:
Net income	-	-	-	7,254	-	7,254
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(57)	(57)
Total comprehensive income						7,197
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 95,561 shares issued under stock option plans, including tax benefit of $513	-	96	877	-	-	973
Common stock of 210 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 39,525 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	39	1,001	-	-	1,040
Common stock share-based awards	-	-	329	-	-	329
December 31, 2006	$400	$6,149	$67,072	$31,941	$(4,454)	$101,108

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2006	2005	2004
Operating Activities
Net income	$7,254	$8,817	$8,591
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,634	1,560	2,646
Provision for depreciation and amortization	4,004	3,006	2,397
Deferred income taxes	1,319	(1,303)	708
Amortization of securities premiums and accretion of discounts, net	776	1,216	1,219
Net (gains) losses on sales/call of securities	(160)	60	0
Proceeds from sales of loans	93,789	104,627	75,619
Loans originated for sale	(97,524)	(100,032)	(80,112)
Gains on sales of loans	(1,136)	(1,320)	(630)
Loss on disposal of equipment	270	99	187
Tax benefit on exercise of stock options	0	474	319
Noncash compensation	329	68	0
(Increase) decrease in other assets	(5,847)	(1,500)	7,716
Increase (decrease) in other liabilities	(518)	(11,265)	14,443
Net cash provided by operating activities	4,190	4,507	33,103
Investing Activities
Securities held to maturity:
Proceeds from principal repayments and maturities	44,844	49,709	36,967
Proceeds from sales/call	2,160	5,456	0
Purchases	(60,400)	(151,046)	(46,893)
Securities available for sale:
Proceeds from principal repayments and maturities	112,533	94,077	113,389
Proceeds from sales	0	55,263	0
Purchases	(124,527)	(224,441)	(154,071)
Proceeds from sales of loans receivable	1,181	10,005	0
Net increase in loans receivable	(160,299)	(188,082)	(171,205)
Net (purchase) redemption of restricted investments in bank stock	(265)	(5,747)	(489)
Proceeds from sale of premises and equipment	827	0	0
Purchases of premises and equipment	(22,516)	(24,181)	(9,594)
Net cash used by investing activities	(206,462)	(378,987)	(231,896)
Financing Activities
Net increase in demand, interest checking, money market, and savings deposits	249,695	193,634	224,257
Net increase(decrease) in time deposits	(3,978)	16,881	29,763
Net increase (decrease) in short-term borrowings	(45,100)	157,900	(79,000)
Proceeds from issuance of long term debt	15,800	0	0
Proceeds from common stock options exercised	460	874	982
Proceeds from dividend reinvestment and common stock purchase plan	1,040	783	675
Proceeds from issuance of common stock in connection with stock offerings	0	0	25,408
Tax benefit on exercise of stock options	513	0	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(80)	(97)
Net cash provided by financing activities	218,350	369,992	201,988
Increase (decrease) in cash and cash equivalents	16,078	(4,488)	3,195
Cash and cash equivalents at beginning of year	36,422	40,910	37,715
Cash and cash equivalents at year-end	$52,500	$36,422	$40,910

See accompanying notes.

Notes to Consolidated Financial Statements

1. Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements presented include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary Commerce Bank/Harrisburg, N.A. (Commerce or Bank). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

The Company is a one-bank holding company head-quartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, Reading and Lancaster markets of South Central Pennsylvania.

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

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan or call date.

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

Restricted Investments in Bank Stock

Restricted investments in bank stocks include Federal Home Loan Bank (FHLB) and Federal Reserve Bank Stocks. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2006, $6.0 million of the Company’s $9.2 million of FHLB stock was purchased to cover the Company’s borrowing level on its credit line at the FHLB. The stock is carried at cost.

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

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2006, 2005, and 2004 for interest was $51.5 million, $28.5 million, and $14.4 million respectively. Income taxes paid totaled $2.7 million, $3.9 million, and $3.7 million in 2006, 2005, and 2004, respectively.

Stock-Based Compensation

Prior to 2006, the Company accounted for stock-based compensation issued to directors and employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). This method required that compensation expense be recognized to the extent that the fair value of the stock exceeded the exercise price of the stock award at the grant date. The Company generally did not recognize compensation expense related to stock option awards because the stock options generally had fixed terms and exercise prices that were equal to or greater than the fair value of the Company’s common stock at the grant date.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” (“FAS 123(R)”) using the modified prospective method. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The adoption of Statement of Financial Accounting Standards (“SFAS”) 123(R) had an unfavorable impact on our net income and net income per share in 2006 and will continue to do so in future periods as we recognize compensation expense for stock option awards.

In conjunction with FAS123(R), the Company also adopted FASB Staff Position (“FSP”) FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” effective January 1, 2006. FSP 123(R)-2 provides guidance on the application of grant date as defined in FAS 123(R). In accordance with this standard, a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows for the year ended December 31, 2006.

On December 16, 2005, the Company’s Board of Directors approved the accelerated vesting of all outstanding unvested stock options awarded prior to July 1, 2005 to employees and directors. This acceleration was effective as of December 18, 2005. The Company recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting. The decision to accelerate the vesting of the options was to enable the Company to reduce the amount of non-cash compensation expense that would have been recorded in the Company’s income statement in future periods upon the adoption of FAS 123(R) in January 2006. The Company has placed a restriction on the members of senior management and the Board of Directors that would prevent the sale, or any other transfer, of any stock obtained through exercise of an accelerated option prior to the earlier of the original vesting date or the individual’s termination of employment. As a result of the acceleration, options to purchase approximately 176,000 shares of common stock became immediately exercisable in December 2005.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The Black-Scholes model used the following weighted-average assumptions for 2006, 2005, and 2004 respectively: risk-free interest rates of 4.6%, 4.1% and 3.6%; volatility factors of the expected market price of the Company's common stock of .19, .26 and .21; weighted average expected lives of the options of 8.2 years, 7.3 years and 6.1 years and no cash dividends. Based upon these assumptions, the weighted average fair value of options granted were $11.11, $12.32, and $8.96, for the years ended December 31, 2006, 2005 and 2004, respectively.

As a result of adopting FAS 123(R) on January 1, 2006, the Company recorded compensation expense of approximately $329,000 for the year ended December 31, 2006.  The tax benefit associated with compensation expense was $51,000.

The following table illustrates the impact on net income and earnings per share had the Company applied FAS No. 123 (R) for the years ended December 31, 2005 and 2004.

(In thousands	Year Ended December 31,
except per share amounts)	2005	2004
Net income:
As reported	$8,817	$8,591
Total stock-based compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(2,542)	(1,121)
Pro-forma	$6,275	$7,470
Reported earnings per share:
Basic	$1.47	$1.75
Diluted	1.38	1.63
Pro-forma earnings per share:
Basic	$1.04	$1.52
Diluted	0.97	1.42

Prior to the adoption of FAS 123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. FAS 123(R) requires the cash flows resulting from the tax benefits due to deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $513,000 excess tax benefit classified as a financing cash flow in 2006 would have been classified as an operating cash inflow if the Company had not adopted FAS 123(R).

Recent Accounting Standards

In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments”. SFAS No. 155 amends FASB Statement No. 133 and FASB Statement No. 140, and improves the financial reporting of certain hybrid financial instruments by requiring more consistent accounting that eliminates exemptions and provides a means to simplify the accounting for these instruments. Specifically, SFAS No. 155 allows financial instruments that have embedded derivatives to be accounted for as a whole (eliminating the need to bifurcate the derivative from its host) if the holder elects to account for the whole instrument on a fair value basis. SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The Company is required to adopt the provisions of SFAS No. 155, as applicable, beginning in fiscal year 2007. Management does not believe the adoption of SFAS No. 155 will have a material impact on the Company’s financial position and results of operations.

In July 2006, the FASB issued FASB Interpretation No. 48, "Accounting for Uncertainty in Income Taxes." The interpretation clarifies the accounting for uncertainty in income taxes recognized in a company's financial statements in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes." Specifically, the pronouncement prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on the related derecognition, classification, interest and penalties, accounting for interim periods, disclosure, and transition of uncertain tax positions. The interpretation is effective for fiscal years beginning after December 15, 2006. The Company is evaluating the impact, if any, of this new pronouncement on its consolidated financial statements.

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. The new guidance is effective for financial statements issued for fiscal years beginning after November 15, 2007, and for interim periods within those fiscal years. We are currently evaluating the potential impact, if any, of the adoption of FASB Statement No. 157 on our consolidated financial position, results of operations and cash flows.

In September 2006, the Securities and Exchange Commission “SEC” issued Staff Accounting Bulletin No. 108 (“SAB 108”). SAB 108 provides interpretive guidance on how the effects of the carryover or reversal of prior year misstatements should be considered in quantifying a potential current year misstatement. Prior to SAB 108, Companies might evaluate the materiality of financial-statement misstatements using either the income statement or balance approach, with the income statement approach focusing on new misstatements added in the current year, and the balance sheet approach focusing on the cumulative amount of misstatement present in a company’s balance sheet. Misstatements that would be material under one approach could be viewed as immaterial under another approach, and not be corrected. SAB 108 now requires that companies view financial statement misstatements as material if they are material according to either the income statement or balance sheet approach. The Company has analyzed SAB 108 and determined that upon adoption in the fourth quarter of 2006 it had no impact on the Company’s reported results of operations or financial condition.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. The Company is evaluating the impact that the adoption of SFAS No. 159 will have on our consolidated financial statements.

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

Reclassifications

Certain amounts in the 2006 financial statements have been reclassified to conform to the 2006 presentation format. Such reclassifications had no impact on the Company’s net income.

2. Restrictions on Cash and Due From Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The average amount of these reserve balances maintained for 2006 and 2005 was approximately $22.6 million and $19.0 million, respectively.

3. Securities

The amortized cost and fair value of securities are summarized in the following tables.

	December 31, 2006
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. Government Agency securities	$5,000	$0	$(193)	$4,807
Mortgage-backed securities	393,909	75	(6,733)	387,251
Total	$398,909	$75	$(6,926)	$392,058
Held to Maturity
U.S. Government Agency securities	$175,043	$15	$(1,984)	$173,074
Municipal securities	1,619	13	(2)	1,630
Mortgage-backed securities	131,979	66	(3,240)	128,805
Corporate debt securities	10,987	341	0	11,328
Total	$319,628	$435	$(5,226)	$314,837

	December 31, 2005
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale
U.S. Government Agency securities	$5,000	$0	$(208)	$4,792
Mortgage-backed securities	382,498	67	(6,521)	376,044
Total	$387,498	$67	$(6,729)	$380,836
Held to Maturity
U.S. Government Agency securities	$136,135	$0	$(1,976)	$134,159
Municipal securities	2,617	8	(3)	2,622
Mortgage-backed securities	150,394	130	(3,189)	147,335
Corporate debt securities	17,120	742	0	17,862
Total	$306,266	$880	$(5,168)	$301,978

The amortized cost and fair value of debt securities at December 31, 2006 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Held to Maturity		Available for Sale
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$18,908	$18,901	$0	$0
Due after one year through five years	43,485	43,269	0	0
Due after five years through ten years	94,788	93,573	0	0
Due after ten years	30,468	30,289	5,000	4,807
	187,649	186,032	5,000	4,807
Mortgage-backed securities	131,979	128,805	393,909	387,251
Total	$319,628	$314,837	$398,909	$392,058

There were no sales of securities in the available for sale portfolio in 2006. Additionally, a gross gain of $80,000 was realized on the sale of one security from the held to maturity portfolio. This sale consisted of a $2.1 million debt security which was sold due to the expected and impending call of the security by the issuer. The sale was near the call date and changes in market interest rates had no effect on the security’s fair value. The amount of gain on sale was essentially the same as the call premium that would have been recognized on the call date. An $80,000 premium on the call of another debt security was also realized in net income for 2006.

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

At December 31, 2006 and 2005, securities with a fair value of $486.4 million and $470.1 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2006
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Government Agency securities	$0	$0	$4,807	$(193)	$4,807	$(193)
Mortgage-backed securities	32,725	(136)	339,060	(6,597)	371,785	(6,733)
Total	$32,725	$(136)	$343,867	$(6,790)	$376,592	$(6,926)
Held to Maturity
U.S. Government Agency securities	$33,853	$(54)	$134,204	$(1,930)	$168,057	$(1,984)
Municipal securities	344	0	308	(2)	652	(2)
Mortgage-backed securities	2,561	(4)	116,898	(3,236)	119,459	(3,240)
Total	$36,758	$(58)	$251,410	$(5,168)	$288,168	$(5,226)

	December 31, 2005
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale
U.S. Government Agency securities	$4,792	$(208)	$0	$0	$4,792	$(208)
Mortgage-backed securities	285,951	(4,267)	86,506	(2,254)	372,457	(6,521)
Total	$290,743	$(4,475)	$86,506	$(2,254)	$377,249	$(6,729)
Held to Maturity
U.S. Government Agency securities	$112,823	$(1,312)	$21,336	$(664)	$134,159	$(1,976)
Municipal securities	1,122	(3)	0	0	1,122	(3)
Mortgage-backed securities	94,200	(1,671)	38,486	(1,518)	132,686	(3,189)
Total	$208,145	$(2,986)	$59,822	$(2,182)	$267,967	$(5,168)

At December 31, 2006, six mortgage-backed securities, four U.S. Government Agency securities, and one municipal security have been in a continuous unrealized loss position for less than twelve months. For the same period, 88 mortgage-backed securities, 16 U.S. Government Agency securities, and one municipal security have been in a continuous unrealized loss position for twelve months or more.

The unrealized losses on the Company’s investments in direct obligations of U.S. Government Agency securities were caused by interest rate increases. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by interest rate increases as well. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2006.

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

4. Loans Receivable and Allowance for Loan Losses

A summary of loans receivable is as follows:

	December 31,
(in thousands)	2006	2005
Real Estate:
Commercial Mortgage	$325,244	$299,219
Construction and land development	61,365	47,334
Residential Mortgage	83,690	83,213
Tax-Exempt	31,446	17,055
Commercial Business	203,723	138,174
Consumer	182,058	148,906
Commercial Lines of Credit	95,192	90,769
	982,718	824,670
Less: Allowance for Loan Losses	9,685	9,231
Net Loans Receivable	$973,033	$815,439

The following is a summary of the transactions in the allowance for loan losses.

	Years Ended December 31,
(in thousands)	2006	2005	2004
Balance at beginning of year	$9,231	$7,847	$6,007
Provision charged to expense	1,634	1,560	2,646
Recoveries	105	596	231
Loans charged off	(1,285)	(772)	(1,037)
Balance at end of year	$9,685	$9,231	$7,847

At December 31, 2006 and 2005, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $13.9 million and $6.9 million, respectively. At December 31, 2006, $3.9 million of impaired loans have a specific valuation allowance of $1.0 million as compared to $1.4 million of impaired loans having a specific valuation allowance of $740,000 at December 31, 2005. Total nonaccrual loans at December 31, 2006 and 2005 totaled $3.4 million and $2.3 million, respectively. Loans past due 90 days or more and still accruing interest totaled $2,000 at December 31, 2006 and $233,000 at December 31, 2005.

Impaired loans averaged approximately $10.5 million, $7.3 million and $8.9 million during 2006, 2005 and 2004, respectively. Interest income recognized on these loans amounted to $1.4 million, $682,000 and $507,000 during 2006, 2005 and 2004, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $13.4 million and $13.6 million at December 31, 2006 and 2005, respectively. During 2006, $7.4 million of new advances were made and repayments totaled $7.6 million.

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

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twenty-four months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2006 for guarantees under standby letters of credit issued is $0.

The Bank’s maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2006	2005
Commitments to grant loans	$7,350	$16,145
Unfunded commitments of existing loans	330,468	290,608
Standby letters of credit	26,546	16,037
Total	$364,364	$322,790

6. Concentrations of Credit Risk

The Company’s loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $424.1 million at December 31, 2006.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management’s credit evaluations of the respective borrowers.

7. Bank Premises, Equipment and Leases

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense for 2006, 2005, and 2004 was $4.0 million, $3.0 million, and $2.4 million, respectively, and is computed on the straight-line method over the following estimated useful lives of the related assets:

Years
Buildings and leasehold improvements	1 - 39.5
Furniture, fixtures and equipment	5 - 10
Computer equipment and software	3 - 5

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2006	2005
Land	$14,720	$11,707
Buildings	58,386	35,969
Construction in process	1,971	12,819
Leasehold improvements	2,008	3,661
Furniture, fixtures and equipment	21,522	17,189
	98,607	81,345
Less accumulated depreciation and amortization	14,928	15,081
	$83,679	$66,264

Land, buildings, and equipment are leased under non-cancelable operating lease agreements that expire at various dates through 2033. Total rental expense for operating leases in 2006, 2005, and 2004 was $2.3 million, $2.3 million, and $1.7 million, respectively. At December 31, 2006, future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2007	$1,987
2008	1,907
2009	1,791
2010	1,776
2011	1,819
Thereafter	27,618
Total minimum lease payments	$36,898

8. Deposits

The composition of deposits is as follows:

	December 31,
(in thousands)	2006	2005
Demand	$275,137	$248,101
Interest checking and money market	720,180	548,909
Savings	396,567	345,181
Time certificates $100,000 or more	107,390	125,099
Other time certificates	117,503	103,772
	$1,616,777	$1,371,062

At December 31, 2006, the scheduled maturities of time deposits are as follows:

(in thousands)
2007	$186,888
2008	11,557
2009	11,223
2010	8,780
2011	6,445
$224,893

9. Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $508 million and certain qualifying assets of the Bank collateralize the line. There was $103.5 million outstanding at a rate of 5.40% at December 31, 2006 and $145.2 million outstanding at a rate of 4.22% at December 31, 2005 on this line of credit. The Bank has availability under two repurchase agreements to borrow up to $75 million of which $0 was outstanding as of both December 31, 2006 and 2005. The Company did not have any securities pledged at December 31, 2006 or 2005 under these repurchase agreements. In addition, the Bank has a line of credit of $15 million from another bank. There was $9.3 million outstanding at a rate of 5.35% at December 31, 2006 and $12.7 million outstanding at a rate of 4.50% at December 31, 2005 on this line of credit.

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

On September 28, 2001, the Company issued $8 million of 10% Trust Capital Securities to Commerce Bancorp, Inc. through Trust II, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

On September 29, 2006, the Company issued $15 million of 7.75% Trust Capital Securities to Commerce Bank N.A.. through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I and Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I and Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100.00% of the principal plus accrued interest, if any. All $15 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

11. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Year Ended December 31,
(in thousands)	2006	2005	2004
Provision at statutory rate on pre-tax income	$3,715	$4,453	$4,341
Tax-exempt income on loans and investments	(339)	(245)	(226)
Other	(15)	73	63
	$3,361	$4,281	$4,178

The components of income tax expense are as follows:

	Year Ended December 31,
(in thousands)	2006	2005	2004
Current	$2,042	$5,584	$3,470
Deferred	1,319	(1,303)	708
	$3,361	$4,281	$4,178

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2006	2005
Deferred tax assets:
Allowance for loan losses	$3,390	$3,138
Unrealized losses on securities	2,398	2,265
Other	123	127
Total deferred tax assets	5,911	5,530
Deferred tax liabilities:
Premises and equipment	(2,054)	(1,436)
Prepaid expenses	(284)	(172)
Deferred loan fees	(1,060)	(223)
Total deferred tax liabilities	(3,398)	(1,831)
Net deferred tax assets	$2,513	$3,699

Net income tax expense of $56,000 and a net income tax benefit of $21,000 were recognized on net securities losses during 2006 and 2005, respectively. During 2006, 2005 and 2004, the Company received a tax benefit on its federal income tax return totaling $513,000, $474,000, and $319,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.

12. Stockholders’ Equity

At December 31, 2006, Commerce Bancorp, Inc., owned 40,000 shares of the Company’s Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 287,332 shares (adjusted for common stock dividends and splits) of the Company’s common stock, exercisable at $3.48 per share (adjusted for common stock dividends and splits), in the event of a “change in control” (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2006, 2005, or 2004. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $10,000 per month (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 39,735, 24,329, and 13,842 common shares were issued pursuant to this plan in 2006, 2005, and 2004, respectively. At December 31, 2006, the Company had reserved approximately 350,000 common shares to be issued in connection with the plan.

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

On November 2, 2004, the Company completed an offering of 460,000 shares of its common stock at $49.00 per share. The 60,000 share underwriters’ option to cover over-allotments was fully exercised, which is included in the 460,000 share total.

On January 28, 2005, the Board of Directors declared a 2-for-1 stock split payable on February 25, 2005, to stockholders of record on February 10, 2005. Payment of the stock split resulted in the issuance of approximately 3.0 million additional common shares.

All common stock and per share data included in these financial statements have been restated for the stock dividends and split.

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	For the Years Ended December 31,
	2006			2005			2004
(in thousands, except per share amounts)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:
Net income	$7,254			$8,817			$8,591
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	7,174	6,099	$1.18	8,737	5,948	$1.47	8,511	4,856	$1.75
Effect of dilutive securities:
Stock options		282			370			362
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$7,174	6,381	$1.12	$8,737	6,318	$1.38	$8,511	5,218	$1.63

Excluded from the computation of diluted earnings per share for the year ended December 31, 2006 were 112,830 options outstanding at a price of $33.50 per option, 149,550 options outstanding at a price of $31.25 per option, 3,100 options outstanding at a price of $30.57 per option, and 3,050 options outstanding at a price of $29.92 per option. There were 112,830 options outstanding at a price of $33.50 per option excluded from the computation of diluted earnings per share for the year ended December 31, 2005. All options outstanding were included in the computation of diluted EPS for the year ended December 31, 2004 because the options’ exercise price was lower than the average market price of the common shares.

14. Stock Option Plans

In 2005, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2006 Employee Stock Option Plan for the Officers and employees of the Company. The Plan commenced January 1, 2006 and replaced the 1996 Employee Stock Option Plan, which expired December 31, 2005. The Plan covers 500,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO’s) also will be fixed by the Board of Directors, however for NQSO’s the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period, and expire ten years after the grant date.

In 2000, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2001 Directors’ Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors’ Stock Option Plan, which expired December 31, 2000. The Plan covers 243,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to non-employee directors and will expire on December 31, 2010. Under the Company’s Directors’ Stock Option Plan, each non-employee director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company’s common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted through December 16, 2004 are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank. As a result of a plan amendment adopted on December 17, 2004, all options granted subsequent to that date will vest over a four-year period.

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

The Company recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting. As of December 31, 2006, there was $1.3 million of total unrecognized compensation cost related to nonvested stock option awards. This cost is expected to be recognized over an additional 3.2 year period. Cash received from the exercise of options for 2006, 2005, and 2004 was $460,000, $873,000, and $983,000, respectively.

Stock options transactions under the Plans were as follows:

	Years Ended December 31,
	2006		2005		2004
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	921,966	$17.18	944,967	$14.12	948,268	$ 11.34
Granted	153,650	31.18	120,505	33.42	178,220	25.37
Exercised	(118,672)	9.61	(124,639)	8.57	(145,634)	8.28
Forfeited	(23,218)	28.08	(18,867)	24.83	(35,887)	19.42
Outstanding at end of year	933,726	$20.18	921,966	$17.18	944,967	$ 14.12
Exercisable at December 31	786,526	$18.11	921,966	$17.18
Options available for grant at December 31	494,453		125,134
Weighted-average fair value of options granted during the year		$11.11		$12.32		$ 8.96

Options exercisable and outstanding at December 31, 2006 had an intrinsic value of $7.2 million.

Exercise prices for options outstanding as of December 31, 2006 are presented in the following table.

	As of December 31, 2006
	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $2.09 to $12.13	303,282	$10.30	2.4 Years	303,282	$10.30
Options with exercise prices ranging from $12.14 to $25.38	375,789	20.02	6.1 Years	374,739	20.00
Options with exercise prices ranging from $25.39 to $33.50	254,655	32.17	8.6 Years	108,505	33.43
Total options outstanding with exercise prices ranging from $2.09 to $33.50	933,726	$20.18	5.7 Years	786,526	$18.11

	Number of Shares	Weighted Avg. Grant Date Fair Value
Non-vested options, December 31, 2005	0	$0
Granted	153,650	11.11
Vested	0	0
Forfeited/expired	(6,450)	11.11
Non-vested options, December 31, 2006	147,200	$11.11

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2006, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2006, and December 31, 2005, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2006 and 2005 for the Company and the Bank.

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company As of December 31, 2006
Risk based capital ratios:
Total capital	$ 143,247	10.72%	≥	$ 106,866	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	133,562	10.00	≥	53,433	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	133,562	7.31	≥	73,071	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2006
Risk based capital ratios:
Total capital	$ 142,830	10.71%	≥	$ 106,737	≥	8.0%	≥	$133,421	≥	10.0%
Tier 1 capital	133,145	9.98	≥	53,369	≥	4.0	≥	80,053	≥	6.0
Leverage ratio	133,145	7.30	≥	73,006	≥	4.0	≥	91,258	≥	5.0
Company As of December 31, 2005
Risk based capital ratios:
Total capital	$ 118,270	10.61%	≥	$ 89,146	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	109,040	9.79	≥	44,573	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	109,040	6.69	≥	65,152	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2005
Risk based capital ratios:
Total capital	$ 117,980	10.60%	≥	$ 89,083	≥	8.0%	≥	$111,354	≥	10.0%
Tier 1 capital	108,749	9.77	≥	44,542	≥	4.0	≥	66,813	≥	6.0
Leverage ratio	108,749	6.68	≥	65,120	≥	4.0	≥	81,400	≥	5.0

On January 29, 2007, Commerce Bank/Harrisburg, N.A. entered into a written agreement with the Comptroller of the Currency of the United States of America (the “OCC”), the Bank’s primary regulator. The Bank has begun to implement plans and procedures to address the matters identified by the OCC.

16. Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility require-ments. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee’s salary. In 2006 and 2005, the Company’s matching contribution was established at 50% of the employees’ salary deferral. For 2004, the Company’s matching contribution was established at 25% of the employees’ eligible salary deferral. The amount charged to expense was $407,000, $269,000, and $158,000 in 2006, 2005, and 2004, respectively.

17. Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income.The only comprehensive income item that the Company presently has is unrealized gains (losses) on securities available for sale. The federal income taxes allocated to the unrealized gains (losses) are presented in the table below. The reclassification adjustments included in comprehensive income are also presented.

	Year Ended December 31,
(in thousands)	2006	2005	2004
Unrealized holding losses arising during the year	$(88)	$(7,258)	$(909)
Less reclassification adjustment for losses on securities available for sale included in net income	0	(673)	0
Net unrealized losses	(88)	(6,585)	(909)
Income tax benefit	31	2,239	309
Net of tax amount	$(57)	$(4,346)	$(600)

18. Commitments and Contingencies

In January 2005, the Company entered into an agreement for naming rights to Commerce Bank Park (formerly known as Riverside Stadium) located on Harrisburg City Island, Harrisburg, Pennsylvania. Commerce Bank Park is home of the Harrisburg Senators, an AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term.

The Company has purchased land located at 204 Walnut Street in the City of Harrisburg, Dauphin County, Pennsylvania next to the existing Downtown Harrisburg store. The Company plans to add additional parking space for this store with this purchase.

The Company has entered into a land lease for the premises located at 1461 Manheim Pike, Manheim Township, Lancaster County, Pennsylvania. The Company plans to construct a full service store on this property to be opened in 2007.

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

The Company has entered into a land lease for the premises located at 2121 Lincoln Highway East, East Lampeter Township, Lancaster County, Pennsylvania. The Company plans to construct a full service store on this property to be opened in the future.

The Company has purchased the parcel of land at Rt 724 and Bradley Avenue, Reading, Berks County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in 2007.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management’s opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position and results of operations.

19. Related Party Transactions

Commerce Bancorp, Inc. (a 10.8% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, advertising support, implementation of new software for systems, and call center support. The Company paid approximately $3.1 million, $2.1 million, and $2.0 million for services provided by Commerce Bancorp, Inc. during 2006, 2005, and 2004, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2006 and 2005, approximately $1.9 million and $2.0 million, respectively, of these participations were outstanding.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $15 million, which could be drawn upon if needed. The balance was $9.3 million at December 31, 2006 and $12.7 at December 31, 2005.

The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $340,000, $413,000 and $259,000, in 2006, 2005 and 2004, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

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

The carrying amounts and fair values of the Company’s financial instruments as of December 31 are presented in the following table.

	2006		2005
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$52,500	$52,500	$36,422	$36,422
Securities	711,686	706,895	687,102	682,814
Loans, net (including loans held for sale)	988,379	986,975	826,024	821,057
Restricted investments in bank stock	11,728	11,728	11,463	11,463
Accrued interest receivable	9,401	9,401	7,681	7,681
Financial liabilities:
Deposits	$1,616,777	$1,616,192	$1,371,062	$1,370,739
Long-term debt	29,400	33,282	13,600	18,451
Short-term borrowings	112,800	112,800	157,900	157,900
Accrued interest payable	932	932	643	643
Off-balance sheet instruments:
Standby letters of credit	$0	$0	$0	$0
Commitments to extend credit	0	0	0	0

21. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended
	December 31	September 30	June 30	March 31
2006
Interest income	$27,321	$26,844	$26,098	$24,288
Interest expense	14,331	13,688	12,650	11,091
Net interest income	12,990	13,156	13,448	13,197
Provision for loan losses	225	428	506	475
Gains on sales of securities	160	0	0	0
Provision for federal income taxes	433	902	1,008	1,018
Net income	1,522	1,645	2,050	2,037
Net income per share:
Basic	$0.24	$0.27	$0.33	$0.33
Diluted	0.24	0.26	0.32	0.32

2005
Interest income	$22,923	$20,155	$19,294	$17,180
Interest expense	9,776	7,410	6,439	5,022
Net interest income	13,147	12,745	12,855	12,158
Provision for loan losses	140	250	625	545
Gains (losses) on sales of securities	(859)	613	186	0
Provision for federal income taxes	701	1,117	1,252	1,211
Net income	1,476	2,325	2,555	2,461
Net income per share:
Basic	$0.24	$0.39	$0.43	$0.41
Diluted	0.23	0.36	0.40	0.39

22. Condensed Financial Statements of Parent Company

Balance Sheets
	December 31,
(in thousands)	2006	2005
ASSETS
Cash	$605	$485
Investment in subsidiaries:
Banking subsidiary	128,691	104,353
Non-banking subsidiaries	1,400	600
Other assets	215	188
Total Assets	$130,911	$105,626
LIABILITIES
Long-term debt	$29,400	$13,600
Other liabilities	403	383
Total liabilities	29,803	13,983

STOCKHOLDERS’ EQUITY
Preferred stock	400	400
Common stock	6,149	6,014
Surplus	67,072	64,859
Retained earnings	31,941	24,767
Accumulated other comprehensive loss	(4,454)	(4,397)
Total stockholders’ equity	101,108	91,643
Total Liabilities and Stockholders’ Equity	$130,911	$105,626

Statements of Income

	Years Ended December 31,
(in thousands)	2006	2005	2004
Income:
Dividends from bank subsidiary	$1,725	$1,512	$1,044
Interest income	78	62	62
	1,803	1,574	1,106
Expenses:
Interest expense	1,731	1,418	1,418
Other	677	717	521
	2,408	2,135	1,939
Income (loss) before income (taxes) benefit and equity in undistributed net income of subsidiaries	(605)	(561)	(833)
Income (taxes) benefit	812	703	638
	207	142	(195)
Equity in undistributed net income of bank subsidiary	7,047	8,675	8,786
Net income	$7,254	$8,817	$8,591

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2006	2005	2004
Operating Activities:
Net Income	$7,254	$8,817	$8,591
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of financing costs	6	6	6
Noncash compensation	329	68	0
Increase (decrease) in other liabilities	20	(419)	45
(Increase) decrease in other assets	10	512	0
Equity in undistributed net income of bank subsidiary	(7,047)	(8,675)	(8,786)
Net cash provided (used) by operating activities	572	309	(144)

Investing Activities:
Investment in bank subsidiary	(16,829)	(1,725)	(27,018)
Investment in nonbank subsidiary	(800)	0	0
Net cash (used) by investing activities	(17,629)	(1,725)	(27,018)

Financing Activities:
Proceeds from common stock options exercised	460	874	982
Proceeds from issuance of common stock under stock purchase plan	1,040	783	675
Proceeds from issuance of long-term debt	15,800	0	0
Proceeds from issuance of common stock in connection with stock offerings	0	0	25,408
Cost of issuing long term debt	(43)	0	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(80)	(97)
Net cash provided by financing activities	17,177	1,577	26,968
Increase (decrease) in cash and cash equivalents	120	161	(194)
Cash and cash equivalents at beginning of the year	485	324	518
Cash and cash equivalents at end of year	$605	$485	$324