Form 10-K, Exhibit 13
PENNSYLVANIA COMMERCE BANCORP INC
filed 2008-03-17
CIK 1085706

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of income. This section should be read in conjunction with our consolidated financial statements and accompanying notes.

Executive Summary

Our competitive strategy utilizes a retail model, which is built on the gathering and retention of low cost core deposits. Management believes deposit growth continues to be the primary driver of our success and that service and a superior retail experience drives deposit growth. The consistent growth of low cost, long-term deposit relationships allows us to focus our investments on less risky loans and securities. In addition, our significant cash flow allows us ongoing reinvestment opportunities as interest rates change.

In 2007, the Company continued to expand its unique retail model with a challenging, yet improved, interest rate environment. The 2007 highlights are summarized below.

● We opened three new stores during 2007 at the following locations: Shillington Road in Berks County, Manheim Pike in Lancaster County and Linglestown Road in Dauphin County.

● On the national stage, J.D. Power & Associates ranked Commerce Bank #1 in Customer Satisfaction in the Mid-Atlantic Region.

● For the fourth straight year, Commerce Bank was voted Best Bank by the Harrisburg Magazine Simply the Best Readers’ Poll.

● Total assets reached $1.98 billion.

● Total loans grew 18% while asset quality remained pristine.

● Core deposits exceeded $1.5 billion.

● Shareholder equity increased $11.2 million, or 11%, to $112 million.

● Total revenues increased 15%, to $82 million.

● Capital levels remained strong.

During 2007, our total assets grew by $112.5 million from $1.87 billion at December 31, 2006 to $1.98 billion as of December 31, 2007. During this same time period, interest earning assets (primarily loans and investments) increased by $111.7 million from $1.73 billion to $1.84 billion.

During 2007, our total net loans (including loans held for sale) increased 18% in going from $988.4 million at December 31, 2006, to $1.16 billion at December 31, 2007.  This growth was primarily in commercial real estate, commercial business and home equity consumer loans.  Commerce Bank continues to be the premier provider of business and personal loans throughout our footprint.  Our experienced calling officers and lending management team have continued to take advantage of the bank mergers and poor financial performance of many of our competitors by gathering both customers and skilled employees from those affected institutions.  At the same time, Commerce Bank has avoided the pitfalls of poor performance caused by subprime lending, out-of market lending and indirect lending.  At Commerce Bank, we focus on face-to-face relationship lending with creditworthy individuals and businesses within our market footprint, thereby preserving shareholder return with strong asset quality.

Total average deposit balances during 2007 were up $105 million, or 7%, over average deposits for the prior year, however, total deposits decreased slightly from $1.62 billion at December 31, 2006 to $1.56 billion at December 31, 2007. In 2007, we made a strategic decision not to match the unusually “high rate” deposit pricing on deposits offered by most other banks in our footprint. As a result, our deposit growth was below our historical norm and we experienced some run-off of higher priced deposits, especially during the fourth quarter.

Although this produced a year-end total deposit figure slightly below year-end 2006, our pricing discipline served to stabilize and eventually began to lower our overall cost of funds. In turn, this provided us with increased net interest income and an improved net interest margin throughout the second half of 2007.

The unusual and difficult interest rate yield curve present during 2006 and the first half of 2007 began to correct itself as the Federal Reserve started lowering short-term interest rates in the fourth quarter of 2007. The decrease in short-term rates and return of the interest rate yield curve to more of a traditional slope, has helped to reduce pressure on our net interest margin and has positioned us well for what we believe will be stronger performance in 2008.

Net income totaled $7.0 million for 2007, down slightly from the $7.3 million recorded in 2006 and diluted net income per share was $1.07 vs. $1.12 for the prior year. These decreases were due to the previously mentioned net interest margin pressure during the first half of 2007 combined with a higher level of noninterest expenses throughout the year. Noninterest expenses for 2007 included the costs associated with our opening of three new stores during the third quarter as well as the full year impact of expenses associated with two new stores we opened during the fourth quarter of 2006. Another contributing factor was the impact of the deposit insurance assessment which was reinstated by the FDIC during the first quarter of 2007 for all banks whose deposits are federally insured.

Key financial highlights for 2007 compared to 2006 are summarized in the following table.

	December 31,		%
	2007	2006	Change
(dollars in millions)
Total Assets	$1,979.0	$1,866.5	6%
Total Loans (Net)	1,146.6	973.0	18
Total Deposits	1,560.9	1,616.8	(3)

	December 31,		%
	2007	2006	Change
(dollars in millions, except per share data)
Total Revenues	$82.3	$71.5	15%
Net Income	7.0	7.3	(3)
Diluted Net Income Per Share	1.07	1.12	(4)

In the future we expect that we will continue our pattern of expanding our footprint by branching into contiguous areas of our existing markets, and by filling gaps between existing store locations. We opened three stores in 2007, giving us a total of 33 full-service stores as of December 31, 2007. We are targeting to open approximately 15-20 new stores over the next five years. As a result of our targeted growth, we expect that expenses related to salaries, employee benefits, occupancy, furniture and equipment, and advertising will increase in subsequent periods. Our long-range plan targets a total of 50-55 stores by the end of 2012. We believe that the demographics of the South Central Pennsylvania market should provide significant opportunities for us to continue to grow both deposit and lending relationships.

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2007 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

Allowance for Loan Losses. The allowance for loan losses represents the amount available for estimated probable losses existing in our loan portfolio. While the allowance for loan losses is maintained at a level believed to be adequate by management for estimated losses in the loan portfolio, the determination of the allowance is inherently subjective, as it involves significant estimates by management, all of which may be susceptible to significant change.

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

Monthly, systematic reviews of our loan portfolio are performed to identify inherent losses and assess the overall probability of collection. These reviews include an analysis of historical default and loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses existing in specific loan types. Management judgment involving the estimates of loss factors can be impacted by many variables, such as the number of years of actual default and loss history included in the evaluation and the volatility of forecasted net credit losses.

The methodology used to determine the appropriate level of the allowance for loan losses and related provisions differs for commercial and consumer loans, and involves other overall evaluations. In addition, significant estimates are made in the determination of the appropriate level of allowance related to impaired loans. The portion of the allowance related to impaired loans is based on discounted cash flows using the loan’s effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Each of these variables involves judgment and the use of estimates.

In addition to estimation and testing of loss factors, we periodically evaluate changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in the volume and the term of loans, changes in underwriting standards and practices, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions, among other things. Management judgment is involved at many levels of these evaluations.

An integral aspect of our risk management process is allocating the allowance for loan losses to various components of the loan portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations, and other more judgmental factors, such as recent loss experience, industry concentrations, and the impact of current economic conditions on historical or forecasted net credit losses.

Stock-Based Compensation. Prior to 2006, the Company accounted for stock-based compensation issued to directors and employees using the intrinsic value method in accordance with Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). This method required that compensation expense be recognized to the extent that the fair value of the stock exceeded the exercise price of the stock award at the grant date. The Company generally did not recognize compensation expense related to stock option awards because the stock options generally had fixed terms and exercise prices that were equal to or greater than the fair value of the Company’s common stock at the grant date. The pro forma impact to net income and earnings per share that would have occurred had compensation expense been recognized in 2005, based on the estimated fair value of the options on the date of grant, is disclosed in Note 1 of the Notes to the Consolidated Financial Statements for December 31, 2007.

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” (“FAS 123(R)”) using the modified prospective method. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. Statement of Financial Accounting Standards (“SFAS”) 123(R) had an unfavorable impact on our net income and net income per share in 2006 and in 2007 and will continue to do so in future periods as we recognize compensation expense for stock option awards.

In conjunction with FAS 123(R), the Company also adopted FASB Staff Position (“FSP”) FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” effective January 1, 2006. FSP 123(R)-2 provides guidance on the application of grant date as defined in FAS 123(R). In accordance with this standard, a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows for the year ended December 31, 2007.

Results of Operations

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2007, 2006 and 2005 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2007, average interest-earning assets were $1.78 billion, an increase of $139.7 million, or 9%, over 2006. This was the result of an increase in the average balance of loans receivable (including loans held for sale) of $179.5 million, offset by a decrease in the average balance of investment securities of $39.8 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of deposits (including noninterest bearing demand deposits) of $103.8 million, an increase in the average level of short-term borrowings of $8.4 million and an increase in the average level of long-term borrowings of $30.8 million.

The tax-equivalent yield on total interest-earning assets increased by 17 basis points, from 6.36% in 2006 to 6.53% in 2007. This increase was mostly due to the change in mix of interest-earning assets from 2006 to 2007. In 2007, average loans outstanding were 61% of average interest-earning assets as compared to 55% of the mix in 2006. The higher yields associated with loans as opposed to investment securities provided for the yield increase. Our floating rate loans represent approximately 34% of our total loans receivable portfolio. The interest rates charged on the majority of these loans are tied to the New York prime lending rate which decreased by a total of 225 basis points between late September 2007 and early February 2008, following similar decreases in the overnight federal funds rate by the Federal Open Market Committee (“FOMC”). The FOMC is expected to decrease short-term rates further in 2008 to address weakness in the United States economy. Going forward, we expect these decreases in the prime lending rate will decrease our interest income received on our floating rate loans.

Likewise, yields received on any new investment securities purchased in 2008 are expected to be lower the yields received on the current existing portfolio due to the overall lower level of market interest reates in 2008 vs prior years.

The aggregate cost of interest-bearing liabilities increased 1 basis point from 3.65% in 2006 to 3.66% in 2007. The average rate paid on savings deposits increased by 6 basis points, from 2.35% in 2006 to 2.41% in 2007. The average rate paid on interest checking accounts and money market accounts combined, including money market accounts that are swept overnight to money market balances, decreased from 3.68% in 2006 to 3.47% in 2007. For time deposits, the average rate paid in 2007 was 4.20%, up 33 basis points over 2006 and public funds time deposits incurred an increase of 63 basis points in 2007 on the average rate paid.

At December 31, 2007, approximately $688 million, or 44%, of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers, of which the rate paid on these deposits is indexed to the 3-month United States Treasury Bill (“T-Bill”). The annual average yield on the 3-month T-Bill for the year 2007 was 4.41%, down 31 basis points from 4.72% in 2006. More importantly, the average yield decreased from a high of 4.98% during the first quarter of 2007 to 3.51% during the fourth quarter. Going forward in 2008, as the FOMC continues to lower short-term interest rates, it is expected the average yield on the 3-month T-Bill will continue to decrease and will serve to dramatically lower our cost of funds in 2008 from that experienced in 2007 related to our index-priced deposits.

The average rate paid on long-term debt decreased by 262 basis points in 2007 vs. 2006. The Company issued $15.0 million of Trust Preferred Securities at the end of the third quarter 2006 at an interest rate of 7.75%. The full year impact of this debt was incurred in 2007. Also, as part of our Asset/Liability management strategy, we utilized Federal Home Loan Bank convertible select borrowings in 2007 with the purchase of two separate borrowings of $25 million each with interest rates of 4.29% and 4.49%, respectively. See the Long-Term Debt section later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the convertible select borrowings. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2007 for further discussion of our Trust Capital Securities.

Our aggregate cost of funding sources increased 2 basis points in 2007 to 3.16% from 3.14% in 2006. This increase resulted primarily from higher average rates paid on short-term borrowings. In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis.

TABLE 1

	Years Ended December 31,
(dollars in thousands)	2007			2006			2005
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$694,575	$37,060	5.34%	$733,990	$38,845	5.29%	$615,779	$30,822	5.01%
Tax-exempt	1,620	99	6.11	1,985	130	6.55	5,887	538	9.14
Total securities	696,195	37,159	5.34	735,975	38,975	5.30	621,666	31,360	5.04
Federal funds sold	0	0	0.00	0	0	0.00	148	5	3.38
Loans receivable:
Mortgage and construction	525,063	38,288	7.21	452,781	32,267	7.05	392,697	26,328	6.70
Commercial loans and lines of credit	307,540	24,425	7.83	259,280	20,914	7.96	193,779	13,474	6.95
Consumer	206,459	14,040	6.80	170,535	11,412	6.69	134,004	8,147	6.08
Tax-exempt	46,840	3,195	6.82	23,788	1,582	6.65	9,218	638	6.92
Total loans receivable	1,085,902	79,948	7.29	906,384	66,175	7.23	729,698	48,587	6.66
Total earning assets	$1,782,097	$117,107	6.53%	$1,642,359	$105,150	6.36%	$1,351,512	$79,952	5.92%
Sources of Funds
Interest-bearing deposits:
Regular savings	$373,209	$8,997	2.41%	$363,515	$8,533	2.35%	$325,218	$5,043	1.55%
Interest checking and money market	712,418	24,738	3.47	605,043	22,282	3.68	479,310	11,941	2.49
Time deposits	181,080	7,604	4.20	194,611	7,541	3.87	179,428	5,330	2.97
Public funds time	17,464	858	4.91	32,873	1,406	4.28	34,992	1,094	3.13
Total interest-bearing deposits	1,284,171	42,197	3.29	1,196,042	39,762	3.32	1,018,948	23,408	2.30
Short-term borrowings	208,112	10,804	5.12	199,742	10,267	5.07	105,620	3,821	3.62
Long-term debt	48,510	3,494	7.18	17,669	1,731	9.80	13,600	1,418	10.43
Total interest-bearing liabilities	1,540,793	56,495	3.66	1,413,453	51,760	3.65	1,138,168	28,647	2.52
Noninterest-bearing funds (net)	241,304			228,906			213,344
Total sources to fund assets	$1,782,097	$56,495	3.16%	$1,642,359	$51,760	3.14%	$1,351,512	$28,647	2.12%
Net interest income and margin on a tax- equivalent basis		$60,612	3.37%		$53,390	3.22%		$51,305	3.80%
Tax-exempt adjustment		1,120			599			400
Net interest income and margin		$59,492	3.30%		$52,791	3.18%		$50,905	3.77%
Other Balances:
Cash & due from banks	$51,874			$49,210			$42,225
Other assets	90,437			79,815			58,837
Total assets	1,924,408			1,771,384			1,452,574
Noninterest-bearing demand deposits	269,353			253,671			220,566
Other liabilities	8,035			8,558			4,889
Stockholders’ equity	106,227			95,702			88,951

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

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) for 2007 increased $7.2 million, or 14%, over 2006 to $60.6 million. Interest income on a tax-equivalent basis totaled $117.1 million, an increase of $12.0 million, or 11%, over 2006. The majority of this increase was related to volume increases in the loans receivable portfolio which was partially offset by a volume decrease in the investment securities portfolio. Interest expense for 2007 increased $4.7 million, or 9%, from $51.8 million in 2006 to $56.5 million in 2007. This increase was related to both the increases in deposit and short-term borrowing rates paid in addition to the increase in the average level of deposits, short-term borrowings and long-term debt.

During the first half of 2006, the Federal Reserve Board (“FRB”) continued to increase short-term interest rates by increasing the targeted federal funds rate four times for a total of 100 bps from January 1, 2006 through June 30, 2006. These increases followed a total increase of 200 bps in short-term interest rates throughout 2005. As a result, our cost of funds increased significantly in 2006 and the first half of 2007 over levels experienced in recent years. The increase in short-term rates, while significant in direction, had little impact on long-term interest rates, and as a result, we did not experience a similar increase in the yields on our interest-earning assets. This served to constrain our historical net interest income growth and also materially reduced our net interest margin. During 2007, however, the United States Treasury yield curve began to move from flat (and sometimes inverted) to a more traditional slope with short-term rates lower than long-term rates. As a result, the Company began to experience a lower cost of deposits and lower cost of borrowings, thereby improving our net interest margin.  On September 18, 2007 the FRB decreased the overnight federal funds rate by 50 basis points (bps) and during the fourth quarter of 2007, lowered the overnight federal funds interest rate by an additional 25 bps from 4.75% to 4.50%. The decreases in the federal funds rate has led to a lower level of interest rates associated with our overnight short-term borrowings as well as a lower yield on the 91-day Treasury bill to which approximately 44% of our deposits are priced. In 2008, we expect some level of continued growth in our overall level of net interest income as a result of an anticipated lower level of interest expense associated with a decrease in our overall total cost of funding sources.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread increased to 2.87% in 2007 from 2.71% in 2006 on a fully tax equivalent basis. The net interest margin increased 12 basis points from 3.18% in 2006 to 3.30% in 2007.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully taxable-equivalent basis.

TABLE 2

	2007 v. 2006			2006 v. 2005
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$(2,059)	$274	$(1,785)	$6,156	$1,867	$8,023
Tax-exempt	(23)	(8)	(31)	(340)	(68)	(408)
Federal funds sold	0	0	0	(5)	0	(5)
Interest on loans receivable:
Mortgage and construction	5,390	631	6,021	4,561	1,438	5,999
Commercial	3,255	256	3,511	4,994	2,385	7,379
Consumer	2,199	429	2,628	2,282	984	3,266
Tax-exempt	1,570	43	1,613	978	(34)	944
Total interest income	10,332	1,625	11,957	18,626	6,572	25,198
Interest on deposits:
Regular savings	848	(384)	464	1,867	1,623	3,490
Interest checking and money market	4,269	(1,813)	2,456	4,343	5,998	10,341
Time deposits	(277)	340	63	976	1,235	2,211
Public funds	(659)	111	(548)	(65)	377	312
Short-term borrowings	434	103	537	4,378	2,068	6,446
Long-term debt	1,905	(142)	1,763	398	(85)	313
Total interest expense	6,520	(1,785)	4,735	11,897	11,216	23,113
Net increase (decrease)	$3,812	$3,410	$7,222	$6,729	$(4,644)	$2,085

(1) Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

Provision for Loan Losses

We recorded $1.8 million to the allowance for loan losses in 2007 compared to $1.6 million in 2006. Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. Net charge-offs during 2007 were $705,000, or 0.07%, of average loans outstanding as compared to $1.2 million, or 0.13%, of average loans outstanding in 2006. One loan totaling $165,000 made up the largest single loan charge-off for 2007. All other loans charged-off were under $100,000 each. The majority of the net charge-off figure for 2006 was related to one loan for approximately $900,000. See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for December 31, 2007 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2007 increased by $4.1 million, or 22%, over 2006 to $22.8 million. Service charges and fees increased $3.9 million, or 23%. The increase was primarily due to increases in other operating income attributable to servicing a higher volume of deposit and loan accounts. Included in total noninterest income in 2007 were gains of $1.3 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans as well as a $171,000 gain on the call of securities. Total noninterest income in 2006 included gains of $1.1 million on the sale of residential loans, student loans, small business administration loans and business and industry loans as well as gains on the sale and call of securities of $160,000.

Noninterest Expenses

Noninterest expenses totaled $70.8 million for 2007, an increase of $11.5 million, or 19%, over 2006. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening three full service stores in 2007 as well as the opening of two full service stores in the fourth quarter of 2006. Also, noninterest expenses for 2007 include a significant impact for premiums related to Federal Deposit Insurance Corporation, (“FDIC”) deposit insurance coverage which were not incurred during 2006 or 2005. Beginning January 1, 2007, the FDIC began charging insured Banks for such coverage for the first time since 1997. Banks which were in operation and paying deposit insurance premiums during 1997 and prior received a one time credit in 2007 based upon premiums paid during those previous years. Commerce utilized 100% of this credit during the first quarter of 2007 to partially reduce its expense costs and therefore incurred the full impact of this additional expense during each of the second, third and fourth quarters of 2007. A comparison of noninterest expenses for certain categories for 2007 and 2006 is discussed below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $3.6 million, or 12%, in 2007 over 2006. The increased level of these expenses includes the impact of salary and benefit costs associated with the additional staff hired to operate the new stores opened in the third quarter of 2007 as well as the full-year impact of the employees hired to operate the two new stores opened in the fourth quarter of 2006. Also included in these expenses were the full year impact of salary and benefits for a significant amount of additional staff hired throughout 2006 to support the compliance, audit and loan operations functions. Benefit costs for 2007 included an increase of approximately $750,000 for employee medical and prescription plan costs over the level incurred in 2006. The increase in total salary and benefit expenses were somewhat offset by a reduction of such costs directly related to call center processing. On October 1, 2006, the Company outsourced call center functions to a third party and, as a result, the expenses associated with salary and benefits for call center employees were not included in this line item for 2007. Rather those costs are now reflected on the income statement in a line titled Telephone expenses which are discussed further below.

Occupancy expenses totaled $7.6 million in 2007, an increase of $1.0 million, or 15%, over 2006 while furniture and equipment expenses increased by $488,000, or 14%, to $4.1 million. The full year impact of the two stores opened in late 2006 along with the additional three stores opened in 2007 contributed to the increases in occupancy and furniture and equipment expenses in 2007 over 2006. In late March 2006, we discontinued leasing two facilities that previously housed the majority of our executive, lending, financial and operational staff departments and relocated approximately 300 employees to Commerce Center, our new Headquarters, Operations and Training Center. Discontinued occupancy and furniture expenses associated with the two previously leased facilities partially offset higher levels of expense associated with the new building and its furniture and equipment.

Advertising and marketing expenses were $3.3 million for 2007, an increase of $363,000, or 12%, over 2006. This increase was partially the result of grand opening expenses associated with three new stores in 2007 as compared to two new store openings in 2006. During the fourth quarter of 2006, we added Lancaster as a new market and, as a result, in 2007, we experienced one full year of expense for advertising in that market. Our advertising markets now include Berks, Lancaster, Lebanon, Dauphin, Cumberland, and York counties of South Central Pennsylvania.

Data processing expenses increased by $1.1 million, or 20%, in 2007 over 2006. The primary increases were due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced, the costs associated with operating additional stores, adding additional electronic products and services for customer use and enhancements and upgrades to existing systems.

Postage and supplies expenses of $2.0 million were $342,000, or 21%, higher than the prior year. The increase was attributed to the growth in the number of account statements mailed to customers as well as a 5% increase in postal rates effective May 2007.

Regulatory expenses of $3.1 million in 2007 were $2.6 million higher than 2006. This increase is primarily due to the previously-mentioned deposit insurance assessment which was reinstated by the FDIC during the first quarter of 2007 for all banks whose deposits are federally insured. Also included in total regulatory expenses for 2007 were costs incurred to address the matters identified by the Office of the Comptroller of the Currency (“OCC”) in the formal written agreement which the Bank entered into with the OCC on January 29, 2007 as well as costs incurred during the fourth quarter of 2007 with respect to the Consent Order entered into with the OCC on February 5, 2008.

Telephone expenses of $2.4 million were $1.2 million higher for 2007 compared to 2006. This increase is primarily due to our outsourcing of the call center services to a third party in October 2006 as mentioned previously. Rather than booking salary and benefit costs directly to those line items for call center staff as was done in prior years, the Company now receives a monthly bill for total call center expenses based on a per call charge and those expenses are reflected in this line item in 2007 and going forward.

Other noninterest expenses totaled $7.4 million for 2007, compared to $6.6 million for 2006. Components of the increase include expenses related to: consulting fees, coin shipment expenses due to our popular and convenient Penny Arcade Machines located in all of our stores, customer relations, problem loan expenses and Pennsylvania shares tax.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less noninterest income (exclusive of gains or losses on sales/calls of investment securities). This ratio equaled 2.49% for 2007, compared to 2.29% for 2006. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2007, the operating efficiency ratio was 86.0% compared to 82.9% for 2006. Our operating efficiency ratio remains above our peer group primarily due to our aggressive growth expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $2.7 million for 2007, compared to $3.4 million for 2006. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 28.2% in 2007 compared to 31.7% in 2006 partially due to the proportion of tax-exempt loan and investment income to total pretax income. See Note 11 of the Notes to Consolidated Financial Statements for December 31, 2007, included herein, for an additional analysis of the provision for income taxes for 2007 and 2006.

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

At December 31, 2007, deferred tax assets amounted to $5.9 million and deferred tax liabilities amounted to $3.9 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Net Income and Net Income Per Share

Net income for 2007 was $7.0 million, a decrease of $253,000, or 3%, from the $7.3 million recorded in 2006. This decrease was due to an increase in net interest income of $6.7 million an increase in noninterest income of $4.1 million and a decrease in the provision for federal income taxes of $616,000, offset by an increase in the provision for loan losses of $128,000 and an increase in noninterest expenses of $11.5 million.

Basic earnings per common share were $1.11 in 2007 compared to $1.18 in 2006. Diluted earnings per common share were $1.07 for 2007 and $1.12 for 2006. The decrease in earnings per share for 2007 was a direct result of a slightly lower level of net income combined with a higher number of average common and common equivalent shares outstanding in 2007 vs. 2006. See Note 13 in the Notes to Consolidated Financial Statements for December 31, 2007, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets, referred to as “ROA,” measures our net income in relation to our total average assets. Our ROA was 0.36% for 2007 and 0.41% for 2006. This decrease is the result of 6% growth in total assets combined with a 3% decrease in net income. Contributing to these results was the deployment of funds for the addition of the new stores in 2007 and 2006 and their related costs as opposed to channeling these funds into interest-earning assets.

Return on average equity, referred to as “ROE,” indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders’ equity. ROE for 2007 was 6.59%, compared to 7.58% for 2006.

Both ROA and ROE in 2007 were impacted by the unusual shape of the yield curve during the first half of 2007 and the resulting impact on the Company’s net interest income.

The average equity to assets ratio at December 31, 2007 was 5.52% compared to 5.40% at December 31, 2006.

Results of Operations

2006 versus 2005

Net income for 2006 was $7.3 million, a decrease of $1.5 million, or 18%, from the $8.8 million recorded in 2005.

Diluted earnings per common share decreased to $1.12 for 2006 from $1.38 in 2005.

Net interest income on a tax-equivalent basis for 2006 increased $2.1 million, or 4%, over 2005 to $53.4 million. Interest income on a tax-equivalent basis on earning assets totaled $105.2 million, an increase of $25.2 million, or 32%, over 2005. Interest expense for 2006 increased by $23.2 million, or 81%, from $28.6 million to $51.8 million.

Our net interest rate spread decreased to 2.71% in 2006 from 3.40% in 2005 and the net interest margin decreased 58 basis points from 3.80% in 2005 to 3.22% in 2006 on a fully tax-equivalent basis.

Noninterest income for 2006 increased by $4.6 million, or 33%, over 2005 to $18.8 million. The increase was primarily due to increases in other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income in 2006 were gains of $1.1 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans and a gain the sale of securities of $160,000. Included in total noninterest income in 2005 were gains of $1.3 million on the sale of residential loans, student loans, small business administration loans, and business and industry loans offset by a net loss on the sale of securities of $60,000.

Noninterest expenses totaled $59.3 million for 2006, an increase of $8.9 million, or 18%, over 2005. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening two full service stores in 2006 and four full service stores throughout 2005.

Salary expenses and employee benefits increased by $4.6 million, or 18%, in 2006 over 2005 primarily to staff the new stores mentioned above.

Occupancy expenses totaled $6.6 million in 2006, an increase of $1.2 million, or 22%, over 2005 while furniture and equipment expenses increased by $854,000, or 31%, to $3.6 million.  Again, the increase was related to the new stores as well as expenses related to the opening of our new Headquarters, Operations and Training Center in late March 2006.

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

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer’s creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for December 31, 2007, included herein, for further analysis of our securities portfolio.

Our investment securities portfolio consists primarily of U.S. Government agency and mortgage-backed obligations. These securities have very little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government, their principal and interest payments are guaranteed by an agency of the U.S. Government, or they are AAA rated. The majority of these investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields. For the year ended December 31, 2007, the yield on our securities portfolio was 5.34%, up 4 basis points from 5.30% in 2006.

At December 31, 2007, the weighted average life and duration of our securities portfolio was approximately 5.0 and 4.0 years, respectively, as compared to 5.2 years and 4.1 years, respectively, at December 31, 2006. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no “high-risk” securities or derivatives as of December 31, 2007 or 2006.

Securities available for sale decreased by $5.9 million in 2007 (excluding the effect of changes in unrealized gains or losses) primarily as a result in purchases of $49.9 million, offset by principal repayments and maturities of $55.4 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, and AAA Whole Loan CMO securities. At December 31, 2007, the unrealized loss on securities available for sale included in stockholders’ equity totaled $3.9 million, net of tax, compared to the $4.5 million, net of tax, unrealized loss on securities available for sale included in stockholders’ equity at December 31, 2006.

During 2007, securities held to maturity decreased by $62.2 million primarily as a result of purchases of $87.6 million offset by principal repayments of $74.5 million and the call of seven bonds and two trust preferred securities totaling $75.3 million. A $171,000 premium on the call of securities was realized in net income for 2007. The securities held in this portfolio include U.S. Government Agency securities, mortgage-backed securities, tax-exempt municipal bonds, AAA Whole Loan CMO securities, and corporate debt securities.

The amortized cost of available for sale and held to maturity securities are summarized in Table 3 as of December 31, for each of the years 2005 through 2007.

TABLE 3
	December 31,
(in thousands)	2007	2006	2005
Available for Sale:
U.S. Government Agency securities	$5,000	$5,000	$5,000
Mortgage-backed securities	388,000	393,909	382,498
Total available for sale	$393,000	$398,909	$387,498
Held to Maturity:
U.S. Government Agency securities	$133,303	$175,043	$136,135
Municipal securities	1,621	1,619	2,617
Mortgage-backed securities	116,058	131,979	150,394
Corporate debt securities	6,485	10,987	17,120
Total held to maturity	$257,467	$319,628	$306,266

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2007 are summarized in Table 4. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and economic variables. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected, assuming a tax rate of 34%, on tax-exempt obligations.

TABLE 4
December 31, 2007	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government Agency obligations							$5,000	5.00%	$5,000	5.00%
Mortgage-backed obligations	$50	5.17%	$0	----%	$178	5.98%	387,772	5.31	388,000	5.31
Total available for sale	$50	5.17%	$0	----%	$178	5.98%	$392,772	5.30%	$393,000	5.30%
Held to Maturity:
U.S. Government Agency obligations	$1,303	4.31%	$37,000	5.05%	$40,000	5.31%	$55,000	5.86%	$133,303	5.46%
Municipal obligations	0	----	310	5.33	344	5.55	967	6.55	1,621	6.11
Mortgage-backed obligations	245	5.23	0	----	203	6.04	115,610	5.08	116,058	5.08
Corporate debt securities	2,501	6.72	3,984	6.52	0	----	0	----	6,485	6.60
Total held to maturity	$4,049	5.85%	$41,294	5.20%	$40,547	5.32%	$171,577	5.34%	$257,467	5.32%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loan Portfolio

The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2003 through 2007.

TABLE 5
	December 31,
(in thousands)	2007	2006	2005	2004	2003
Commercial mortgage	$430,778	$365,259	$299,219	$239,576	$194,609
Construction and land development	54,475	61,365	47,334	39,467	26,895
Residential real estate mortgage loans	80,575	83,690	83,213	79,672	72,713
Tax-exempt loans	53,690	31,446	17,055	6,303	5,720
Commercial, industrial and other business loans	192,390	163,708	138,174	97,198	58,894
Consumer loans	211,536	182,058	148,906	109,568	71,007
Commercial lines of credit	133,927	95,192	90,769	74,559	46,106
Total loans	$1,157,371	$982,718	$824,670	$646,343	$475,944

We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated, and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by industry. At December 31, 2007, there was no concentration greater than 8% of our loan portfolio to any one industry and there is no concentration greater than 2% to any one borrower.

Our commercial mortgage and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in south central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size originated in 2007 in this category was approximately $725,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size originated in 2007 in this category was approximately $720,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory, and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2007, outstanding balances under commercial lines of credit were $133.9 million and unused commitments were $208.4 million.

Residential real estate mortgage loans represented approximately 7% of our total loans at December 31, 2007. Loans in this category are collateralized by first mortgages on residential properties located in South Central Pennsylvania. Our underwriting policy provides that all residential loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 18% of our total loans at December 31, 2007. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2007, 38% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2007, unused commitments under consumer lines of credit were $57.5 million.

During 2007, total gross loans increased by $173.5 million from $998.1 million at December 31, 2006, to $1.2 billion at December 31, 2007, which included $14.1 million of loans held for sale on December 31, 2007 and $15.3 million of loans held for sale on December 31, 2006. The loans held for sale represent student loans and certain residential and small business administration loans our management intends to sell and reinvest in higher yielding loans and securities. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $740,000 at December 31, 2007 and $531,000 at December 31, 2006. The increase in loans receivable in 2007 was represented across various loan categories.

During 2007, commercial mortgage loans increased by $65.5 million, or 18%, and commercial, industrial and other business loans increased by $28.7 million, or 18%. The addition to our staff of experienced lenders with long-term ties to the business communities in our markets has enhanced our lending portfolio and, as a result, our access to commercial lending opportunities. Tax-exempt loans increased $22.2 million, or 71%, to $53.7 million. Total consumer loans increased by $29.5 million in 2007 to $211.5 million at year-

end compared to $182.1 million at year-end 2006. Lines of credit experienced growth in 2007 as well, increasing by $38.7 million, or 41%, from $95.2 million to $133.9 million. Construction and land development loans decreased $6.9 million, or 11%.  Residential real estate mortgage loans experienced a minimal decline in 2007.  Given the relatively low yield on these loans versus the long-term interest rate risk, the Bank’s residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to the secondary market standards or due to a customer request, we agree not to sell the loan.

Total loans outstanding represented 74% of total deposits and 58% of total assets at December 31, 2007, excluding the loans held for sale, compared to 61% and 52%, respectively, at December 31, 2006.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2007, are presented in the following table.

TABLE 6
	December 31, 2007
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Real estate:
Commercial mortgage	$80,274	$30,714	$319,790	$430,778
Construction and land development	20,842	25,967	7,666	54,475
Residential mortgage	2,150	20,326	58,099	80,575
Tax-exempt	5,627	599	47,464	53,690
	108,893	77,606	433,019	619,518
Commercial	31,817	52,328	108,245	192,390
Consumer	23,647	22,952	164,937	211,536
Commercial lines of credit	97,719	35,658	550	133,927
Total loans	$262,076	$188,544	$706,751	$1,157,371
Interest rates:
Predetermined	$42,413	$111,681	$612,524	$766,618
Floating	219,663	76,863	94,227	390,753
Total loans	$262,076	$188,544	$706,751	$1,157,371

Concentrations of Credit Risk

The largest portion of loans, 37%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lancaster, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $485.3 million at December 31, 2007, compared to $426.6 million at December 31, 2006. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development, and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements’ credit evaluations of the respective borrowers.

Commercial loans represented 17% of total loans at December 31, 2007. Collateral for these types of loans varies depending upon managements’ credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees, and/or personal assets of the borrower.

Consumer loans comprised 18%, or $211.5 million, of total loans at December 31, 2007. Approximately $205.0 million of consumer loans are secured by real estate, $3.7 million are loans collateralized by personal assets of the borrower, and $2.8 million are unsecured.

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

Non-Performing Loans and Assets

Total non-performing assets (non-performing loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2007, were $3.4 million, or 0.17%, of total assets as compared to $3.5 million, or 0.19%, of total assets at December 31, 2006. Total non-performing loans (nonaccrual loans, 90 days or more past due loans and restructured loans) at December 31, 2007 were $2.9 million compared to $3.4 million a year ago. Total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 0.46% at December 31, 2007, compared to 0.56% at December 31, 2006. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2007, there were no loans past due 90 days and still accruing interest as compared to $2,000 at December 31, 2006. Additional loans considered by our internal loan review department as potential problem loans of $17.2 million at December 31, 2007, compared to $11.5 million at December 31, 2006, have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Foreclosed real estate totaled $489,000 as of December 31, 2007 as compared to $159,000 as of December 31, 2006. These properties have been written down to the lower of cost or fair value less disposition costs. We obtain updated appraisals on non-performing loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.

The following table summarizes information regarding non-performing loans and non-performing assets as of December 31, 2003 through 2007.

TABLE 7
	December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Nonaccrual loans:
Commercial	$ 534	$ 984	$ 684	$ 308	$ 143
Consumer	57	19	296	11	68
Real estate: Construction	385	247	0	0	159
Mortgage	1,959	2,129	1,322	267	417
Total nonaccrual loans	2,935	3,379	2,302	586	787
Loans past due 90 days or more and still accruing	0	2	233	0	385
Restructured loans	0	0	0	271	0
Total non-performing loans	2,935	3,381	2,535	857	1,172
Foreclosed real estate	489	159	159	507	236
Total non-performing assets	$ 3,424	$ 3,540	$ 2,694	$ 1,364	$ 1,408
Non-performing loans to total loans	0.25%	0.34%	0.31%	0.13%	0.25%
Non-performing assets to total assets	0.17%	0.19%	0.16%	0.11%	0.13%
Interest income received on nonaccrual loans	$ 157	$ 133	$ 106	$ 30	$ 37
Interest income that would have been recorded under the original terms of the loans	$ 123	$ 196	$ 114	$ 10	$ 45

Allowance for Loan Losses

The allowance for loan losses (ALLL) is a reserve established in the form of a provision expense for loan losses and is reduced by loan charge-offs net of recoveries. When loans are deemed to be uncollectible, they are charged off. Management has established a reserve that it believes is adequate for estimated losses in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an integral part of the examination process.

In establishing the allowance, management evaluates on a quantitative basis individual classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. In addition, an allowance for the remainder of the loan portfolio is determined based on historical loss experience within certain components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience, based on factors and changes in portfolio mix and volume.

In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

•
Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off and recovery practices. Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

•	Changes in the nature and volume of the portfolio and the terms of loans.
•	Changes in the value of underlying collateral for collateral-dependent loans.
•	Changes in the quality of the institution’s loan review system.
•	Changes in the experience, ability, and depth of lending management and other relevant staff.
•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

•
Changes in international, national, regional, and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments, and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.

More specifically, the methodology utilized to assess the adequacy of the allowance includes:

•
Identifying loans for individual review under Statement of Financial Accounting Standards No. 114, “Accounting by Creditors for Impairment of a Loan” (Statement 114). In general, the loans identified for individual review under Statement 114 consist of larger balance commercial loans and commercial mortgages.

•
Assessing whether the loans identified for review under Statement 114 are “impaired” based on the probability that all amounts due under the loan will not be collected according to the contractual terms of the loan agreement.

•
For loans identified as impaired, calculating the estimated fair value of the loan, using one of the following methods, a) observable market price, b) discounted cash flow or c) the value of the underlying collateral.

•	Classifying all non-impaired, loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.
•
Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (Statement 5). In general, these other loans include residential mortgages and consumer loans.

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

The Bank recorded provisions of $1.8 million to the allowance for loan losses in 2007, compared to $1.6 million for 2006. During 2007, net charge-offs amounted to $705,000, or 0.07%, of average loans outstanding for the year, compared to $1.2 million, or 0.13%, of average loans outstanding for 2006. One loan totaling $165,000 made up the largest single loan charge-off for 2007. All other loans charged-off were under $100,000 each. The majority of the total net charge-off figure for 2006 was related to one loan for approximately $900,000. The allowance for loan losses decreased as a percentage of loans receivable from 0.99% of total loans outstanding at December 31, 2006, to 0.93% of total loans outstanding at December 31, 2007 while still providing coverage of 366% of non-performing loans. Based upon a consistent application of our loan loss reserve methodology, the allowance level increased by $1.1 million to $10.7 million at December 31, 2007, but decreased as a percentage of total loans. The decrease in the allowance as a percentage of total loans was primarily due to 18% growth in the loan portfolio in 2007 while asset quality remained very strong.

Table 8 presents, for the years 2003 through 2007, information regarding our provision and allowance for loan losses.

TABLE 8
	Years Ended December 31,
(dollars in thousands)	2007	2006	2005	2004	2003
Balance at beginning of year	$9,685	$9,231	$7,847	$6,007	$5,146
Provisions charged to operating expenses	1,762	1,634	1,560	2,646	1,695
	11,447	10,865	9,407	8,653	6,841
Recoveries of loans previously charged-off:
Commercial	11	34	546	110	66
Consumer	53	71	50	113	85
Real estate	8	0	0	8	115
Total recoveries	72	105	596	231	266
Loans charged-off:
Commercial	(634)	(895)	(627)	(528)	(483)
Consumer	(69)	(390)	(135)	(350)	(331)
Real estate	(74)	0	(10)	(159)	(286)
Total charged-off	(777)	(1,285)	(772)	(1,037)	(1,100)
Net charge-offs	(705)	(1,180)	(176)	(806)	(834)
Balance at end of year	$10,742	$9,685	$9,231	$7,847	$6,007
Net charge-offs to average loans outstanding	0.07%	0.13%	0.02%	0.14%	0.20%
Allowance for loan losses to year-end loans	0.93%	0.99%	1.12%	1.21%	1.26%

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

TABLE 9
	Allowance for Loan Losses at December 31,
	2007		2006		2005		2004		2003
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial loans and lines of credit	$4,253	31%	$4,417	28%	$3,675	28%	$3,063	27%	$2,636	21%
Consumer	1,800	18	1,868	19	1,785	18	1,657	17	717	15
Real estate, construction and land development:
Commercial	3,796	43	2,695	43	3,058	42	2,540	43	2,157	47
Residential	893	8	705	10	713	12	587	13	497	17
Total	$10,742	100%	$9,685	100%	$9,231	100%	$7,847	100%	$6,007	100%

Bank Premises and Equipment

Premises and equipment at December 31, 2007 was $89.3 million, up $5.6 million, or 7%, over premises and equipment of $83.7 million at December 31, 2006. The increase is primarily related to the capitalized costs associated with three newly constructed stores in 2007 offset by depreciation expense in 2007.

Other Assets

Other assets decreased by $3.4 million from $18.5 million at December 31, 2006 to $15.1 million at December 31, 2007. This change resulted from a receivable for proceeds from a security sold in December 2006 and funded in January 2007.

Deposits

Total deposits at December 31, 2007, were $1.56 billion, down $55.9 million, or 3%, from total deposits of $1.62 billion at December 31, 2006. In 2007, we made a strategic decision not to match the unusually “high rate” deposit pricing on deposits offered by most other banks in our footprint. As a result, our deposit growth was below our historical norm and we experienced some run-off of higher priced deposits, especially during the fourth quarter.

Although this produced a year-end total deposit figure slightly below year-end 2006, our pricing discipline served to stabilize and eventually began to lower our overall cost of funds. In turn, this provided us with increased net interest income and an improved net interest margin throughout the second half of 2007.

We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories decreased $29.7 million, or 2%, in 2007 over 2006. Total deposits averaged $1.55 billion for 2007, an increase of $103.8 million, or 7%, over the 2006 average of $1.45 billion. The average balance on noninterest-bearing demand deposits increased in 2007 by $15.7 million, or 6%, over the prior year. The average balance of interest bearing demand accounts (money market and interest checking accounts) for 2007 increased by $107.4 million, or 18%, over the average balance for the prior year. The average total balance of all savings accounts was $373.2 million, a $9.7 million, or 3%, increase over the average balance for 2006. The average balance of all time deposits in 2007 was $198.5 million, a decrease of $28.9 million, or 13%, from the average balance for 2006. For 2007, the deposit cost of funds was 2.37% as compared to 2.42% in 2006.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service, and active marketing.

The average balances and weighted average rates paid on deposits for 2007, 2006 and 2005 are presented below.

TABLE 10
	Years Ended December 31,
	2007 Average		2006 Average		2005 Average
(dollars in thousands)	Balance/Rate		Balance/Rate		Balance/Rate
Demand deposits:
Noninterest-bearing	$269,353		$253,671		$220,566
Interest-bearing (money market and checking)	712,418	3.47%	605,043	3.68%	479,310	2.49%
Savings	373,209	2.41	363,515	2.35	325,218	1.55
Time	198,544	4.26	227,484	3.93	214,420	3.00
Total deposits	$1,553,524		$1,449,713		$1,239,514

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2007, 2006 and 2005 is presented in Table 11.

TABLE 11
	Years Ended December 31,
(in thousands)	2007	2006	2005
3 months or less	$22,844	$25,696	$20,002
3 to 6 months	19,452	22,759	6,487
6 to 12 months	12,847	38,901	29,582
Over 12 months	17,263	20,034	69,028
Total	$72,406	$107,390	$125,099

Short-Term Borrowings and Repurchase Agreements

Short-term borrowings used to meet temporary funding needs consist of overnight and short-term advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and overnight federal funds lines of credit. For 2007, short-term borrowings averaged $208.1 million. The weighted average rate paid during 2007 was 5.12% for short-term borrowings. At December 31, 2007, short-term borrowings totaled $217.3 million at an average rate of 3.59%. As of December 31, 2006, short-term borrowings totaled $112.8 million at an average rate of 5.40%. As of December 31, 2005, short-term borrowings totaled $157.9 million at an average rate of 4.24%. The maximum short-term borrowings outstanding at any month-end were $249.4 million in 2007, $227.1 million in 2006 and $183.2 million in 2005. The maximum repurchase agreements outstanding at any month-end were $55.0 million in 2006 and $70 million in 2005. There were no repurchase agreements outstanding during any time in 2007.

Long-Term Debt

Long-term debt totaled $79.4 million at December 31, 2007 as compared to $29.4 million at December 31, 2006. Our long-term debt consisted of Trust Capital Securities through Commerce Harrisburg Capital Trust I, Commerce Harrisburg Capital Trust II and Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries. At December 31, 2007, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 with the purchase of a $25.0 million borrowing with a 5 year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2 year maturity and a three month conversion term at an initial interest rate of 4.49%. The interest costs associated with the convertible select borrowing agreements entered into in August 2007 averaged approximately 42 basis points less than the average cost of the Bank’s alternative source of borrowings over the last five months of 2007. As a result, the Bank realized an approximate $78,000 reduction in borrowing expense over this time period. See Note 10 in the Notes to Consolidated Financial Statements for further analysis of our long-term debt.

Stockholders’ Equity and Capital Adequacy

At December 31, 2007, stockholders’ equity totaled $112.3 million, up $11.2 million, or 11%, over stockholders’ equity at December 31, 2006. This increase was due to our net income for the year as well as proceeds for shares issued under our stock purchase and stock option plans. Stockholders’ equity as a percent of total assets was 5.68% at December 31, 2007, compared to 5.42% at December 31, 2006. See Note 12 of Notes to Consolidated Financial Statements for December 31, 2007, included herein, for additional discussion regarding Stockholders’ Equity.

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

TABLE 12
			Minimum
	December 31,		Regulatory
	2007	2006	Requirements
Tier 1 Capital	10.02%	9.98%	4.00%
Total Capital	10.77	10.71	8.00
Leverage ratio (to total average assets)	7.24	7.30	3.00-4.00

At December 31, 2007, the consolidated capital levels of the Company and of the Bank met the regulatory definition of a “well-capitalized” financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol COBH. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2006 through December 31, 2007. As of December 31, 2007, there were approximately 2,500 holders of record of the Company’s common stock.

	Sales Price
Quarter Ended:	High	Low
March 31, 2007	$29.26	$26.09
June 30, 2007	29.28	25.20
September 30, 2007	31.65	22.35
December 31, 2007	33.11	27.46
March 31, 2006	$33.50	$30.01
June 30, 2006	32.00	26.54
September 30, 2006	31.68	25.58
December 31, 2006	26.84	24.77

The following graph shows the yearly percentage change in the Company’s cumulative total shareholder return on its common stock from December 31, 2002 to December 31, 2007 compared with the cumulative total return of a NASDAQ Bank Index and the NASDAQ Composite Market Index.

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 13 shows our GAP position as of December 31, 2007. The repricing assumptions used in the table are as follows:

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

•	Time deposit accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 13
	December 31, 2007
(dollars in thousands)	1 – 90 Days	91 – 180 Days	181 – 365 Days	1 – 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable	$457,322	$33,196	$66,141	$459,387	$155,468	$1,171,514
Securities	140,362	74,074	88,047	226,467	139,751	668,701
Total interest-earning assets	597,684	107,270	154,188	685,854	295,219	1,840,215
Interest-bearing liabilities:
Transaction accounts, excluding DDA	703,916	11,684	23,367	94,682	289,611	1,123,260
Time deposits	59,470	46,238	27,848	32,186	0	165,742
Short-term borrowings	217,335	0	0	0	0	217,335
Long-term debt	0	0	0	79,400	0	79,400
Total interest-bearing liabilities	980,721	57,922	51,215	206,268	289,611	1,585,737
Period GAP	(383,037)	49,348	102,973	479,586	5,608	$254,478
Cumulative GAP	$(383,037)	$(333,689)	$(230,716)	$248,870	$254,478
Cumulative RSA / RSL	60.94%	67.87%	78.83%	119.20%	116.05%

Notes: Securities are reported at amortized cost for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

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

The following table compares the impact on forecasted net income at December 31, 2007 of a plus 200 and minus 200 basis point (bp) change in interest rates to the impact at December 31, 2006 in the same scenarios.

	Plus 200	Minus 200
December 31, 2007:
Twelve Months	(1.9)%	1.9%
Twenty-Four Months	(0.5)%	0.5%
December 31, 2006:
Twelve Months	(4.1)%	4.4%
Twenty-Four Months	(2.9)%	2.8%

Management continues to evaluate strategies in conjunction with the Company’s ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our available for sale investment portfolio, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings, or fixing the cost of our short-term borrowings.

Many assumptions were used by us to calculate the impact of changes in interest rates. Actual results may not be similar to our projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. In general, a flattening of the yield curve would result in reduced net interest income compared to a normal-shaped interest rate curve scenario and proportionate rate shift assumptions. Actual results may also differ due to Management's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase and a 200 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 40% or more of the excess of market value over book value in the current rate scenario. At December 31, 2007, the market value of equity indicates an acceptable level of interest rate risk under this measurement.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate 200 basis point change in interest rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management’s assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2007 provide an accurate assessment of our interest rate risk.

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

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. We generated $23.2 million in cash from operating activities during 2007 versus $6.4 million during 2006. This increase was primarily attributed to the change in balances of other assets and other liabilities from one year to the next in addition to the change in balances of proceeds from sales of loans and loans originated for sale. Investing activities resulted in a net cash outflow of $126.3 million during 2007 compared to $208.6 million in 2006. A reduction of investment purchases of $47.4 million contributed to the decrease in investing activities in 2007 from 2006. Financing activities resulted in a net inflow of $101.6 million in 2007 compared to $218.4 million in 2006. The cash inflow in 2007 was mostly from an increase in short-term borrowings of $104.5 million and an increase in long-term borrowings of $50.0 million offset by a decline in net deposit balances of $55.9 million. For 2006, cash inflows resulted from $245.7 million in net deposit growth and were offset by a decrease in short-term borrowings of $45.1 million.

At December 31, 2007, liquid assets (defined as cash and cash equivalents, short-term investments, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $444.9 million, or 23%, of total assets. This compares to $470.1 million, or 25%, of total assets, at December 31, 2006.

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

We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2007, our total potential liquidity through these secondary sources was $694.2 million of which $426.8 million was currently available, as compared to $598.0 million at December 31, 2006 of which $485.2 million was currently available.

Subject to regulatory approvals, we are targeting to open approximately 15-20 new stores over the next five years. The cost to construct and furnish a new store will be approximately $3.1 million, excluding the cost to lease or purchase the land on which the store is located.

Aggregate Contractual Obligations

The following table represents our on-and–off balance sheet aggregate contractual obligations to make future payments as of December 31, 2007:

TABLE 14
	December 31, 2007
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$133,556	$26,426	$5,760	$0	$165,742
Long-Term Debt	0	25,000	25,000	29,400	79,400
Operating Leases	2,230	4,135	4,094	28,488	38,947
Sponsorship Obligation	318	467	467	1,399	2,651
Total	$136,104	$56,028	$35,321	$59,287	$286,740

For further discussion regarding our commitments and contingencies, please see Note 18 in the Notes to Consolidated Financial Statements for December 31, 2007, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2007, included herein, for additional information.

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

These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company’s control). The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements. The following factors, among others, including those discussed in Item 1A “Risk Factors” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this annual report could cause the Company’s financial performance to differ materially from that expressed in such forward-looking statements:

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

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The Company cautions that the foregoing list of important factors is not exclusive. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company. For information concerning events or circumstances after the date of this report, refer to the Company’s filings with the Securities and Exchange Commission (“SEC”).

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable; our net interest margin for the year ended December 31, 2007 was 3.30%, an increase of 12 basis points from 3.18% for the year ended December 31, 2006 effect throughout 2007. See the section titled “Net Interest Income and Net Interest Margin” in this Management’s Discussion and Analysis for further discussion regarding our net interest margin performance.

Currently, we have 99% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

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

We, as management of Pennsylvania Commerce Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for reliability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company’s system of internal control over financial reporting as of December 31, 2007, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2007, its system of internal control over financial reporting is effective and meets the criteria of the Internal Control – Integrated Framework.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 7, 2008

 Report of Independent Registered Public Accounting Firm

To the Board of Directors
And Stockholders of Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

          We have audited Pennsylvania Commerce Bancorp, Inc.’s internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Commerce Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Pennsylvania Commerce Bancorp, Inc.’s internal control over financial reporting based on our audit.

          We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

          A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

          Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

          In our opinion, Pennsylvania Commerce Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

          We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows of Pennsylvania Commerce Bancorp, Inc. and subsidiaries and our report dated March 7, 2008 expressed an unqualified opinion.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 7, 2008

Report of Independent Registered Public Accounting Firm

To the Board of Directors and
Stockholders of Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of income, stockholders' equity, and cash flows for the each of the years in the three-year period ended December 31, 2007. Pennsylvania Commerce Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for the each of the years in the three-year period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 1 to the consolidated financial statements, the Company changed their method of accounting for stock-based compensation in 2006.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Commerce Bancorp, Inc.’s internal control over the financial reporting as of December 31, 2007, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 7, 2008 expressed an unqualified opinion.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 7, 2008

Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2007	2006
Assets
Cash and due from banks	$50,955	$52,500
Federal funds sold	0	0
Cash and cash equivalents	50,955	52,500
Securities, available for sale at fair value	387,166	392,058
Securities, held to maturity at cost
(fair value 2007: $256,248; 2006: $314,837)	257,467	319,628
Loans, held for sale	14,143	15,346
Loans receivable, net of allowance for loan losses
(allowance 2007: $10,742; 2006: $9,685)	1,146,629	973,033
Restricted investments in bank stocks	18,234	11,728
Premises and equipment, net	89,307	83,679
Other assets	15,110	18,511
Total assets	$1,979,011	$1,866,483

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$271,894	$275,137
Interest-bearing	1,289,002	1,341,640
Total deposits	1,560,896	1,616,777
Short-term borrowings and repurchase agreements	217,335	112,800
Long-term debt	79,400	29,400
Other liabilities	9,045	6,398
Total liabilities	1,866,676	1,765,375
Stockholders’ Equity:
Preferred stock – Series A noncumulative; $10.00 par value;
1,000,000 shares authorized; 40,000 shares issued and outstanding	400	400
Common stock – $1.00 par value; 10,000,000 shares authorized;
(issued and outstanding 2007: 6,313,663; 2006: 6,149,155)	6,314	6,149
Surplus	70,610	67,072
Retained earnings	38,862	31,941
Accumulated other comprehensive loss	(3,851)	(4,454)
Total stockholders’ equity	112,335	101,108
Total liabilities and stockholders’ equity	$1,979,011	$1,866,483

See accompanying notes.

Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share amounts)	2007	2006	2005
Interest Income
Loans receivable, including fees:
Taxable	$76,753	$64,592	$47,949
Tax-exempt	2,109	1,029	421
Securities:
Taxable	37,060	38,845	30,822
Tax-exempt	65	85	355
Federal funds sold	0	0	5
Total interest income	115,987	104,551	79,552
Interest Expense
Deposits	42,197	39,762	23,408
Short-term borrowings	10,804	10,267	3,821
Long-term debt	3,494	1,731	1,418
Total interest expense	56,495	51,760	28,647
Net interest income	59,492	52,791	50,905
Provision for loan losses	1,762	1,634	1,560
Net interest income after provision for loan losses	57,730	51,157	49,345
Noninterest Income
Service charges and other fees	20,688	16,816	12,430
Other operating income	702	640	466
Gains on sales of loans	1,262	1,136	1,320
Gains (losses) on sales/call of securities	171	160	(60)
Total noninterest income	22,823	18,752	14,156
Noninterest Expenses
Salaries and employee benefits	34,495	30,864	26,267
Occupancy	7,560	6,568	5,380
Furniture and equipment	4,075	3,587	2,733
Advertising and marketing	3,334	2,971	3,461
Data processing	6,501	5,420	3,843
Postage and supplies	1,963	1,621	1,308
Regulatory assessments	3,062	511	432
Telephone	2,386	1,152	772
Other	7,431	6,600	6,207
Total noninterest expenses	70,807	59,294	50,403
Income before taxes	9,746	10,615	13,098
Provision for federal income taxes	2,745	3,361	4,281
Net income	$7,001	$7,254	$8,817
Net Income per Common Share
Basic	$1.11	$1.18	$1.47
Diluted	1.07	1.12	1.38
Average Common and Common Equivalent Shares Outstanding
Basic	6,237	6,099	5,948
Diluted	6,462	6,381	6,318

See accompanying notes.

Consolidated Statements of Stockholders’ Equity

(dollars in thousands)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total
January 1, 2005	$400	$5,870	$62,790	$16,030	$(51)	$85,039
Comprehensive income:
Net income	-	-	-	8,817	-	8,817
Change in unrealized gains (losses) on securities, net of taxes and reclassification adjustment	-	-	-	-	(4,346)	(4,346)
Total comprehensive income						4,471
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 96,144 shares issued under stock option plans, including tax benefit of $474	-	96	1,252	-	-	1,348
Common stock of 340 shares issued under employee stock purchase plan	-	-	14	-	-	14
Proceeds from issuance of 23,989 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	24	759	-	-	783
Accelerated vesting of stock options	-	-	68	-	-	68
Other stock transactions (23,780 shares issued)	-	24	(24)	-	-	-
December 31, 2005	400	6,014	64,859	24,767	(4,397)	91,643
Comprehensive income:
Net income	-	-	-	7,254	-	7,254
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(57)	(57)
Total comprehensive income						7,197
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 95,561 shares issued under stock option plans, including tax benefit of $513	-	96	877	-	-	973
Common stock of 210 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 39,525 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	39	1,001	-	-	1,040
Common stock share-based awards	-	-	329	-	-	329
December 31, 2006	400	6,149	67,072	31,941	(4,454)	101,108
Comprehensive income:
Net income	-	-	-	7,001	-	7,001
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	603	603
Total comprehensive income						7,604
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 106,260 shares issued under stock option plans, including tax benefit of $368	-	106	1,294	-	-	1,400
Common stock of 220 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 58,028 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	59	1,519	-	-	1,578
Common stock share-based awards	-	-	719	-	-	719
December 31, 2007	$400	$6,314	$70,610	$38,862	$(3,851)	$112,335

See accompanying notes.

Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2007	2006	2005
Operating Activities
Net income	$7,001	$7,254	$8,817
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	1,762	1,634	1,560
Provision for depreciation and amortization	4,789	4,004	3,006
Deferred income taxes	73	1,319	(1,303)
Amortization of securities premiums and accretion of discounts, net	567	776	1,216
Net (gains) losses on sales and calls of securities	(171)	(160)	60
Proceeds from sales of loans originated for sale	86,604	93,789	104,627
Loans originated for sale	(84,301)	(97,524)	(100,032)
Gains on sales of loans originated for sale	(1,262)	(1,136)	(1,320)
Loss on disposal of equipment	0	270	99
Tax benefit on exercise of stock options	0	0	474
Stock-based compensation	719	329	68
Amortization of deferred loan origination fees and costs	1,858	2,174	2,088
(Increase) decrease in other assets	2,904	(5,847)	(1,500)
Increase (decrease) in other liabilities	2,647	(518)	(11,265)
Net cash provided by operating activities	23,190	6,364	6,595
Investing Activities
Securities held to maturity:
Proceeds from principal repayments and maturities	149,790	44,923	49,709
Proceeds from sales	0	2,081	5,456
Purchases	(87,590)	(60,400)	(151,046)
Securities available for sale:
Proceeds from principal repayments and maturities	55,423	112,533	94,077
Proceeds from sales	0	0	55,263
Purchases	(49,949)	(124,527)	(224,441)
Proceeds from sales of loans receivable	2,683	1,181	10,005
Net increase in loans receivable	(179,720)	(162,473)	(190,170)
Net (purchase) redemption of restricted investments in bank stock	(6,507)	(265)	(5,747)
Proceeds from sale of premises and equipment	62	827	0
Purchases of premises and equipment	(10,479)	(22,516)	(24,181)
Net cash used by investing activities	(126,287)	(208,636)	(381,075)
Financing Activities
Net increase in demand, interest checking, money market, and savings deposits	3,270	249,695	193,634
Net increase (decrease) in time deposits	(59,151)	(3,978)	16,881
Net increase (decrease) in short-term borrowings	104,535	(45,100)	157,900
Proceeds from long-term borrowings	50,000	0	0
Proceeds from issuance of long-term debt	0	15,800	0
Proceeds from common stock options exercised	1,032	460	874
Proceeds from dividend reinvestment and common stock purchase plan	1,578	1,040	783
Tax benefit on exercise of stock options	368	513	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(80)	(80)
Net cash provided by financing activities	101,552	218,350	369,992
Increase (decrease) in cash and cash equivalents	(1,545)	16,078	(4,488)
Cash and cash equivalents at beginning of year	52,500	36,422	40,910
Cash and cash equivalents at year-end	$50,955	$52,500	$36,422

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

The Company is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a national bank, Commerce is subject to regulation of the Office of the Comptroller of the Currency and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, Reading and Lancaster markets of South Central Pennsylvania.

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

Significant Group Concentrations of Credit Risk

Most of the Company’s activities are with customers located within the South Central Pennsylvania Region. Note 3 discusses the types of securities that the Company invests in. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one customer.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) Adverse change in the general market condition of the industry which the investment is related, (2) the financial condition and near-term prospects of the issuer, and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, commercial mortgage and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Restricted Investments in Bank Stock

Restricted investments in bank stocks include Federal Home Loan Bank (FHLB) and Federal Reserve Bank stocks. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2007, $11.8 million of the Company’s $15.7 million of FHLB stock was purchased to cover the Company’s borrowing level on its credit line at the FHLB. The stock is carried at cost.

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

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2007, 2006, and 2005 for interest was $56.4 million, $51.5 million, and $28.5 million respectively. Income taxes paid totaled $1.7 million, $2.7 million, and $3.9 million in 2007, 2006, and 2005, respectively.

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

Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” (“FAS 123(R)”) using the modified prospective method. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The adoption of Statement of Financial Accounting Standards (“SFAS”) 123(R) had an unfavorable impact on our net income and net income per share in 2006 and 2007 and will continue to do so in future periods as we recognize compensation expense for stock option awards.

In conjunction with FAS 123(R), the Company also adopted FASB Staff Position (“FSP”) FAS 123(R)-2, “Practical Accommodation to the Application of Grant Date as Defined in FAS 123(R)” effective January 1, 2006. FSP 123(R)-2 provides guidance on the application of grant date as defined in FAS 123(R). In accordance with this standard, a grant date of an award exists if (a) the award is a unilateral grant and (b) the key terms and conditions of the award are expected to be communicated to an individual recipient within a relatively short time period from the date of approval. The adoption of this standard did not have a material impact on our consolidated financial position, results of operations, or cash flows for the years ended December 31, 2007 or December 31, 2006.

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

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The Black-Scholes model used the following weighted-average assumptions for 2007, 2006, and 2005 respectively: risk-free interest rates of 4.7%, 4.6% and 4.1%; volatility factors of the expected market price of the Company's common stock of .19, .19 and .26; weighted average expected lives of the options of 8.2 years, 8.2 years and 7.3 years and no cash dividends. Based upon these assumptions, the weighted average fair value of options granted was $10.21, $11.11, and $12.32, for the years ended December 31, 2007, 2006 and 2005, respectively.

The Company recorded compensation expense of approximately $719,000 for the year ended December 31, 2007 compared to $329,000 for the year ended December 31, 2006. The tax benefit associated with compensation expense was $116,000 for 2007 and $51,000 for 2006.

The following table illustrates the impact on net income and earnings per share had the Company applied FAS No. 123 (R) for the year ended December 31, 2005.

(in thousands,	Year Ended December 31,
except per share amounts)	2005
Net income:
As reported	$8,817
Total stock-based compensation cost, net of tax, that would have been included in the determination of net income if the fair value based method had been applied to all awards	(2,542)
Pro-forma	$6,275
Reported earnings per share:
Basic	$1.47
Diluted	1.38
Pro-forma earnings per share:
Basic	$1.04
Diluted	0.97

Prior to the adoption of FAS 123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. FAS 123(R) requires the cash flows resulting from the tax benefits due to deductions in excess of the compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows. The $368,000 for 2007 and $513,000 for 2006 excess tax benefit classified as a financing cash flow in 2007 and 2006 would have been classified as an operating cash inflow if the Company had not adopted FAS 123(R).

Recent Accounting Standards

In September 2006, the FASB issued FASB Statement No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value under GAAP, and expands disclosures about fair value measurements. FASB Statement No. 157 applies to other accounting pronouncements that require or permit fair value measurements. SFAS No. 157 is effective for our Company January 1, 2008.  We do not expect the implementation of FASB Statement No. 157 to have a material impact on our consolidated financial position or results of operations.

In December 2007, the FASB issued proposed FASB Staff Position (FSP) 157-b, “Effective Date of FASB Statement No. 157,” that would permit a one-year deferral in applying the measurement provisions of Statement No. 157 to non-financial assets and non-financial liabilities (non-financial items) that are not recognized or disclosed at fair value in an entity’s financial statements on a recurring basis (at least annually). Therefore, if the change in fair value of a non-financial item is not required to be recognized or disclosed in the financial statements on an annual basis or more frequently, the effective date of application of Statement 157 to that item is deferred until fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. This deferral does not apply, however, to an entity that applies Statement 157 in interim or annual financial statements before proposed FSP 157-b is finalized. The Company is currently evaluating the impact, if any, that the adoption of FSP 157-b will have on the Company’s operating income or net earnings.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities-Including an amendment of FASB Statement No. 115.” SFAS No. 159 permits entities to choose to measure many financial instruments and certain other items at fair value. Unrealized gains and losses on items for which the fair value option has been elected will be recognized in earnings at each subsequent reporting date. SFAS No. 159 is effective for our Company January 1, 2008. We do not expect the adoption of  SFAS No. 159 to have a significant impact on our consolidated financial statements.

In March 2007, the FASB ratified EITF Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards.” EITF 06-11 requires companies to recognize the income tax benefit realized from dividends or dividend equivalents that are charged to retained earnings and paid to employees for nonvested equity-classified employee share-based payment awards as an increase to additional paid-in capital. EITF 06-11 became effective for fiscal years beginning after September 15, 2007. We do not expect the adoption of EITF Issue No. 06-11 to have a significant impact on our consolidated financial statements.

In June 2007, the Emerging Issues Task Force (EITF) reached a consensus on Issue No. 06-11, “Accounting for Income Tax Benefits of Dividends on Share-Based Payment Awards” (“EITF 06-11”). EITF 06-11 states that an entity should recognize a realized tax benefit associated with dividends on nonvested equity shares, nonvested equity share units and outstanding equity share options charged to retained earnings as an increase in additional paid in capital. The amount recognized in additional paid in capital should be included in the pool of excess tax benefits available to absorb potential future tax deficiencies on share-based payment awards. EITF 06-11 should be applied prospectively to income tax benefits of dividends on equity-classified share-based payment awards that are declared in fiscal years beginning after December 15, 2007. The Company expects that EITF 06-11 will not have an impact on its consolidated financial statements.

In May 2007, the FASB issued FASB Staff Position (“FSP”) FIN 48-1 “Definition of Settlement in FASB Interpretation No. 48” (FSP FIN 48-1). FSP FIN 48-1 provides guidance on how to determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits. FSP FIN 48-1 is effective retroactively to January 1, 2007. The implementation of FIN 48 and FIN 48-1 did not have a material impact on our consolidated financial position or results of operations.

FASB statement No. 160 “Noncontrolling Interests in Consolidated Financial Statements—an amendment of ARB No. 51” was issued in December of 2007. This Statement establishes accounting and reporting standards for the noncontrolling interest in a subsidiary and for the deconsolidation of a subsidiary. The guidance will become effective as of the beginning of a company’s fiscal year beginning after December 15, 2008. The Company believes that this new pronouncement will have an immaterial impact on the Company’s financial statements in future periods.

Staff Accounting Bulletin No. 109 (SAB 109), "Written Loan Commitments Recorded at Fair Value Through Earnings" expresses the views of the staff regarding written loan commitments that are accounted for at fair value through earnings under generally accepted accounting principles. To make the staff's views consistent with current authoritative accounting guidance, the SAB revises and rescinds portions of SAB No. 105, "Application of Accounting Principles to Loan Commitments."  Specifically, the SAB revises the SEC staff's views on incorporating expected net future cash flows related to loan servicing activities in the fair value measurement of a written loan commitment. The SAB retains the staff's views on incorporating expected net future cash flows related to internally-developed intangible assets in the fair value measurement of a written loan commitment. The staff expects registrants to apply the views in Question 1 of SAB 109 on a prospective basis to derivative loan commitments issued or modified in fiscal quarters beginning after December 15, 2007. The Company does not expect SAB 109 to have a material impact on its financial statements.

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

Reclassifications

Certain amounts in the 2006 and 2005 financial statements have been reclassified to conform to the 2007 presentation format. Such reclassifications had no impact on the Company’s net income.

2.   Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The average amount of these reserve balances maintained for 2007 and 2006 was approximately $24.8 million and $22.6 million, respectively.

3.   Securities

The amortized cost and fair value of securities are summarized in the following tables.

	December 31, 2007
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$5,000	$0	$(42)	$4,958
Mortgage-backed securities	388,000	375	(6,167)	382,208
Total	$393,000	$375	$(6,209)	$387,166
Held to Maturity:
U.S. Government Agency securities	$133,303	$606	$(163)	$133,746
Municipal securities	1,621	16	0	1,637
Mortgage-backed securities	116,058	213	(1,545)	114,726
Corporate debt securities	6,485	70	(416)	6,139
Total	$257,467	$905	$(2,124)	$256,248

	December 31, 2006
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$5,000	$0	$(193)	$4,807
Mortgage-backed securities	393,909	75	(6,733)	387,251
Total	$398,909	$75	$(6,926)	$392,058
Held to Maturity:
U.S. Government Agency securities	$175,043	$15	$(1,984)	$173,074
Municipal securities	1,619	13	(2)	1,630
Mortgage-backed securities	131,979	66	(3,240)	128,805
Corporate debt securities	10,987	341	0	11,328
Total	$319,628	$435	$(5,226)	$314,837

The amortized cost and fair value of debt securities at December 31, 2007 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$0	$0	$3,804	$3,809
Due after one year through five years	0	0	41,294	40,953
Due after five years through ten years	0	0	40,344	40,317
Due after ten years	5,000	4,958	55,967	56,443
	5,000	4,958	141,409	141,522
Mortgage-backed securities	388,000	382,208	116,058	114,726
Total	$393,000	$387,166	$257,467	$256,248

There were no sales of securities in the available for sale or held to maturity portfolios in 2007. There was $171,000 in premiums on the call of two securities realized in net income for 2007.

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

Gross gains of $186,000 and gross losses of $859,000 were realized on sales of securities available for sale in 2005. Additionally, gross gains of $613,000 and gross losses of $0 were realized on sales of securities held to maturity. The sale of the held to maturity security consisted of a $5.5 million municipal bond which was sold solely due to a continued deterioration in the issuer’s creditworthiness.

At December 31, 2007 and 2006, securities with a fair value of $454.7 million and $486.4 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2007
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government Agency securities	$0	$0	$4,958	$(42)	$4,958	$(42)
Mortgage-backed securities	80,732	(1,110)	226,261	(5,057)	306,993	(6,167)
Total	$80,732	$(1,110)	$231,219	$(5,099)	$311,951	$(6,209)
Held to Maturity:
U.S. Government Agency securities	$9,990	$(9)	$59,846	$(154)	$69,836	$(163)
Mortgage-backed securities	10	0	88,362	(1,545)	88,372	(1,545)
Corporate debt securities	1,580	(416)	0	0	1,580	(416)
Total	$11,580	$(425)	$148,208	$(1,699)	$159,788	$(2,124)

	December 31, 2006
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government Agency securities	$0	$0	$4,807	$(193)	$4,807	$(193)
Mortgage-backed securities	32,725	(136)	339,060	(6,597)	371,785	(6,733)
Total	$32,725	$(136)	$343,867	$(6,790)	$376,592	$(6,926)
Held to Maturity:
U.S. Government Agency securities	$33,853	$(54)	$134,204	$(1,930)	$168,057	$(1,984)
Municipal securities	344	0	308	(2)	652	(2)
Mortgage-backed securities	2,561	(4)	116,898	(3,236)	119,459	(3,240)
Total	$36,758	$(58)	$251,410	$(5,168)	$288,168	$(5,226)

At December 31, 2007, ten mortgage-backed securities, one corporate debt security, and one U.S. Government Agency security have been in a continuous unrealized loss position for less than twelve months. For the same period, 76 mortgage-backed securities, and eight U.S. Government Agency securities have been in a continuous unrealized loss position for twelve months or more.

The unrealized losses on the Company’s investments in direct obligations of U.S. Government Agency securities were caused by changes in the level of interest rates subsequent to the purchase of those securities. The contractual terms of those investments do not permit the issuer to settle the securities at a price less than the amortized cost of the investment. Because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2007.

The unrealized losses on the Company’s investment in federal agency mortgage-backed securities were caused by changes in the level of interest rates as well. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-

temporarily impaired at December 31, 2007. The unrealized loss on the Company’s investment in corporate debt securities is related to one security. The unrealized loss was due to a combination of a change in the level of interest rates subsequent to the purchase of the security as well as a credit rating downgrade of the security in 2007 by the major bond rating agencies. As of December 31, 2007, the security remained “investment grade” level and, subsequent to year-end, more than half of the unrealized loss has been recovered. The security has a final maturity of April 2009 and the Company has the ability and the intent to hold the security until maturity. Therefore, the Company does not consider the investment to be other-than-temporarily impaired at December 31, 2007.

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

4.  Loans Receivable and Allowance for Loan Losses

A summary of loans receivable is as follows:

	December 31,
(in thousands)	2007	2006
Real Estate:
Commercial Mortgage	$430,778	$365,261
Construction and land development	54,475	61,365
Residential Mortgage	80,575	83,690
Tax-Exempt	53,690	31,446
Commercial Business	192,390	163,706
Consumer	211,536	182,058
Commercial Lines of Credit	133,927	95,192
	1,157,371	982,718
Less: Allowance for Loan Losses	10,742	9,685
Net Loans Receivable	$1,146,629	$973,033

The following is a summary of the transactions in the allowance for loan losses.

	Years Ended December 31,
(in thousands)	2007	2006	2005
Balance at beginning of year	$9,685	$9,231	$7,847
Provision charged to expense	1,762	1,634	1,560
Recoveries	72	105	596
Loans charged off	(777)	(1,285)	(772)
Balance at end of year	$10,742	$9,685	$9,231

At December 31, 2007 and 2006, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $9.1 million and $13.9 million, respectively. At December 31, 2007, $1.3 million of impaired loans have a specific valuation allowance of $536,000 as compared to $3.9 million of impaired loans having a specific valuation allowance of $1.0 million at December 31, 2006. Nonaccrual loans at December 31, 2007 and 2006 totaled $2.9 million and $3.4 million, respectively. Loans past due 90 days or more and still accruing interest totaled $0 at December 31, 2007 and $2,000 at December 31, 2006.

Impaired loans averaged approximately $11.7 million, $10.5 million and $7.3 million during 2007, 2006 and 2005, respectively. Interest income recognized on these loans amounted to $883,000, $1.1 million and $551,000 during 2007, 2006 and 2005, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $14.7 million and $13.4 million at December 31, 2007 and 2006, respectively. During 2007, $6.0 million of new advances were made and repayments totaled $4.7 million.

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

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twenty-four months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The current amount of the liability as of December 31, 2007 for guarantees under standby letters of credit issued is $0.

The Bank’s maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2007	2006
Commitments to grant loans	$5,537	$7,350
Unfunded commitments of existing loans	369,104	330,468
Standby letters of credit	37,004	26,546
Total	$411,645	$364,364

6.    Concentrations of Credit Risk

The Company’s loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $537.3 million at December 31, 2007.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management’s credit evaluations of the respective borrowers.

7.    Bank Premises, Equipment and Leases

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense is computed on the straight-line method over the following estimated useful lives of the related assets:

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	1 – 15
Computer equipment and software	3 - 8

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2007	2006
Land	$15,386	$14,720
Buildings	66,217	58,386
Construction in process	1,010	1,971
Leasehold improvements	2,346	2,008
Furniture, fixtures and equipment	24,052	21,522
	109,011	98,607
Less accumulated depreciation and amortization	19,704	14,928
	$89,307	$83,679

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2033. Total rental expense for operating leases in 2007, 2006, and 2005 was $2.6 million, $2.3 million, and $2.3 million, respectively. At December 31, 2007, future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2008	$2,230
2009	2,082
2010	2,053
2011	2,093
2012	2,001
Thereafter	28,488
Total minimum lease payments	$38,947

8.   Deposits

The composition of deposits is as follows:

	December 31,
(in thousands)	2007	2006
Non-interest bearing demand	$271,894	$275,137
Interest checking and money market	747,550	720,180
Savings	375,710	396,567
Time certificates $100,000 or more	72,406	107,390
Other time certificates	93,336	117,503
	$1,560,896	$1,616,777

At December 31, 2007, the scheduled maturities of time deposits are as follows:

(in thousands)
2008	$133,556
2009	20,128
2010	6,298
2011	3,624
2012	2,136
$165,742

9.   Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $594 million and certain qualifying assets of the Bank collateralize the line. There was $191.8 million outstanding at December 31, 2007 and $103.5 million outstanding at December 31, 2006 on this line of credit. At December 31, 2007 the Bank has availability under one repurchase agreement to borrow up to $50 million of which $0 was outstanding and at December 31, 2006 the Bank had availability under two repurchase agreements to borrow up to $75 million of which $0 was outstanding. The Company did not have any securities pledged at December 31, 2007 or 2006 under these repurchase agreements. In addition, the Bank has a line of credit of $50 million from Commerce Bank, N.A. There was $25.5 million outstanding at December 31, 2007 and $9.3 million outstanding at December 31, 2006 on this line of credit. The weighted average interest rate of total short-term borrowings was 3.59% at December 31, 2007 and 5.40% at December 31, 2006.

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

On September 29, 2006, the Company issued $15 million of 7.75% Trust Capital Securities to Commerce Bank N.A. through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I and Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I and Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100.00% of the principal plus accrued interest, if any. All $15 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

The remaining $1.4 million in long-term debt represents the Company’s ownership interest in the non-bank subsidiary Trusts, which the Company was required to deconsolidate in 2004 as a result of FASB Interpretation No. 46 “Consolidation of a Variable Interest Entities, an Interpretation of ARB No. 51”.

As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 with the purchase of a $25.0 million borrowing with a 5 year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2 year maturity and a three month conversion term at an initial interest rate of 4.49%. At December 31, 2007, all $50.0 million of convertible select borrowings were outstanding at their respective initial interest rates.

11. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Year Ended December 31,
(in thousands)	2007	2006	2005
Provision at statutory rate on pre-tax income	$3,314	$3,715	$4,453
Tax-exempt income on loans and investments	(647)	(339)	(245)
Other	78	(15)	73
	$2,745	$3,361	$4,281

The statutory tax rate used to calculate the provision in 2007 and 2005 was 34% and a 35% statutory tax rate was used in 2006 due to the projected pretax consolidated earnings of the Company.

The components of income tax expense are as follows:

	Year Ended December 31,
(in thousands)	2007	2006	2005
Current	$2,672	$2,042	$5,584
Deferred	73	1,319	(1,303)
	$2,745	$3,361	$4,281

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2007	2006
Deferred tax assets:
Allowance for loan losses	$3,652	$3,390
Unrealized losses on securities	1,984	2,398
Other	271	123
Total deferred tax assets	5,907	5,911
Deferred tax liabilities:
Premises and equipment	(2,428)	(2,054)
Prepaid expenses	(414)	(284)
Deferred loan fees	(1,039)	(1,060)
Total deferred tax liabilities	(3,881)	(3,398)
Net deferred tax assets	$2,026	$2,513

Net income tax expense of $58,000 and $56,000 was recognized on net securities gains during 2007 and 2006, respectively. A net income tax benefit of $21,000 on net security losses was recognized in 2005. For 2007 the Company will receive a tax benefit on its federal income tax return totaling $368,000, and for 2006 and 2005, the Company received a tax benefit on its federal income tax return totaling $513,000 and $474,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.

12.  Stockholders’ Equity

At December 31, 2007 and 2006, Commerce Bancorp, Inc., owned 40,000 shares of the Company’s Series A $10 par value noncumulative nonvoting preferred stock and warrants that entitle the holder to purchase 287,332 shares (adjusted for common stock dividends and splits) of the Company’s common stock, exercisable at $3.48 per share (adjusted for common stock dividends and splits), in the event of a “change in control” (as defined in the Warrant Agreement). Such warrants are fully transferable and expire on October 7, 2008. None of these warrants were exercised during 2007, 2006, or 2005. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $10,000 per month (subject to change) may be reinvested in additional common shares at a 3% discount (subject to change) from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 58,248, 39,735 and 24,329 common shares were issued pursuant to this plan in 2007, 2006, and 2005, respectively. At December 31, 2007, the Company had reserved approximately 292,000 common shares to be issued in connection with the plan.

On January 28, 2005, the Board of Directors declared a 2-for-1 stock split payable on February 25, 2005, to stockholders of record on February 10, 2005. Payment of the stock split resulted in the issuance of approximately 3.0 million additional common shares.

All common stock and per share data included in these financial statements have been restated for the stock dividends and split.

13.  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	For the Years Ended December 31,
	2007			2006			2005
(in thousands, except per share amounts)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:
Net income	$7,001			$7,254			$8,817
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	6,921	6,237	$1.11	7,174	6,099	$1.18	8,737	5,948	$1.47
Effect of dilutive securities:
Stock options		225			282			370
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$6,921	6,462	$1.07	$7,174	6,381	$1.12	$8,737	6,318	$1.38

Excluded from the computation of diluted earnings per share for the year ended December 31, 2007 were 94,780 options outstanding at a price of $33.50 per option, 128,175 options outstanding at a price of $31.25 per option, 2,325 options outstanding at a price of $30.57 per option, 2,181 options outstanding at a price of $29.92 per option, and 850 options outstanding at a price of $30.65 per option. Excluded from the computation of diluted earnings per share for the year ended December 31, 2006 were 112,830 options outstanding at a price of $33.50 per option, 149,550 options outstanding at a price of $31.25 per option, 3,100 options outstanding at a price of $30.57 per option, and 3,050 options outstanding at a price of $29.92 per option. Excluded from the computation of diluted earnings per share for the year ended December 31, 2005 were 112,830 options outstanding at a price of $33.50 per option.

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

The Company recorded a one-time charge in the fourth quarter of 2005 of approximately $70,000, or $.01 per share, as a result of the accelerated vesting. As of December 31, 2007, there was $2.1 million of total unrecognized compensation cost related to nonvested stock option awards. This cost is expected to be recognized over an additional 3.2 year period. Cash received from the exercise of options for 2007, 2006, and 2005 was $1.0 million, $460,000, and $874,000, respectively.

Stock options transactions under the Plans were as follows:

	Years Ended December 31,
	2007		2006		2005
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	933,726	$20.18	921,966	$17.18	944,967	$14.12
Granted	164,250	28.51	153,650	31.18	120,505	33.42
Exercised	(133,098)	13.27	(118,672)	9.61	(124,639)	8.57
Forfeited	(40,663)	30.64	(23,218)	28.08	(18,867)	24.83
Outstanding at end of year	924,215	$22.19	933,726	$20.18	921,966	$17.18
Exercisable at December 31	673,063	$19.43	786,526	$18.11	921,966	$17.18
Options available for grant at December 31	339,828
Weighted-average fair value of options granted during the year		$10.21		$11.11		$12.32

Options exercisable and outstanding at December 31, 2007 had an intrinsic value of $6.3 million. The intrinsic value of options exercised was $1.9 million in 2007, $2.4 million in 2006 and $3.0 million in 2005.

Exercise prices for options outstanding as of December 31, 2007 are presented in the following table.

	As of December 31, 2007
	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $2.09 to $12.13	218,807	$ 10.60	1.9 Years	218,807	$ 10.60
Options with exercise prices ranging from $12.14 to $25.38	323,947	20.02	5.0 Years	323,765	19.97
Options with exercise prices ranging from $25.39 to $33.50	381,461	30.69	8.2 Years	130,491	32.86
Total options outstanding with exercise prices ranging from $2.09 to $33.50	924,215	$ 22.19	5.6 Years	673,063	$ 19.43

The remaining weighted average contractual life for options exercisable at December 31, 2007 is 4.4 years.

	Number of Shares	Weighted Avg. Grant Date Fair Value
Non-vested options, December 31, 2006	147,200	$11.11
Granted	164,250	10.21
Vested	(34,154)	9.67
Forfeited/expired	(26,144)	10.81
Non-vested options, December 31, 2007	251,152	$10.75

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2007, and December 31, 2006, the most recent notification from the Office of the Comptroller of the Currency categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2007 and 2006 for the Company and the Bank.

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company As of December 31, 2007
Risk based capital ratios:
Total capital	$ 154,928	10.78%	≥	$ 114,948	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	144,186	10.03	≥	57,474	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	144,186	7.26	≥	79,480	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2007
Risk based capital ratios:
Total capital	$ 154,556	10.77%	≥	$ 114,818	≥	8.0%	≥	$143,522	≥	10.0%
Tier 1 capital	143,814	10.02	≥	57,409	≥	4.0	≥	86,113	≥	6.0
Leverage ratio	143,814	7.24	≥	79,415	≥	4.0	≥	99,269	≥	5.0
Company As of December 31, 2006
Risk based capital ratios:
Total capital	$ 143,247	10.72%	≥	$ 106,866	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	133,562	10.00	≥	53,433	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	133,562	7.31	≥	73,071	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2006
Risk based capital ratios:
Total capital	$ 142,830	10.71%	≥	$ 106,737	≥	8.0%	≥	$133,421	≥	10.0%
Tier 1 capital	133,145	9.98	≥	53,369	≥	4.0	≥	80,053	≥	6.0
Leverage ratio	133,145	7.30	≥	73,006	≥	4.0	≥	91,258	≥	5.0

16.  Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee’s salary. In 2007, 2006, and 2005, the Company’s matching contribution was established at 50% of the employees’ salary deferral. The amount charged to expense was $347,000, $407,000, and $269,000 in 2007, 2006, and 2005, respectively.

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

	Year Ended December 31,
(in thousands)	2007	2006	2005
Unrealized holding gains (losses) arising during the year	$1,017	$(88)	$(7,258)
Less reclassification adjustment for losses on securities available for sale included in net income	0	0	(673)
Net unrealized gains (losses)	1,017	(88)	(6,585)
Income tax effect	(414)	31	2,239
Net of tax amount	$603	$(57)	$(4,346)

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

The Company has purchased land at 105 N. George Street, York City, York County, Pennsylvania. The Company plans to open a store on this property to be opened in the future.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management’s opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position and results of operations.

19.  Related Party Transactions

Commerce Bancorp, Inc. (a 10.6% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through a subsidiary (Commerce Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, advertising support, implementation of new software for systems, and call center support. The Company paid approximately $4.4 million, $3.1 million, and $2.1 million for services provided by Commerce Bancorp, Inc. during 2007, 2006, and 2005, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, Inc., are included in the total amount paid. The Company routinely sells loan participations to Commerce Bank, N.A. and at December 31, 2007 there were no participation balances outstanding. At December 31, 2006 approximately $1.9 million were outstanding.

A federal funds line of credit was established with Commerce Bank N.A. in the amount of $50 million, which could be drawn upon if needed. The balance was $25.5 million at December 31, 2007 and $9.3 at December 31, 2006.

The Company has engaged in certain transactions with entities, which would be considered related parties. Payments for goods and services, including legal services, to these related parties totaled $355,000, $340,000 and $413,000, in 2007, 2006 and 2005, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

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

The carrying amounts and fair values of the Company’s financial instruments as of December 31 are presented in the following table.

	2007		2006
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$50,955	$50,955	$52,500	$52,500
Securities	644,633	643,414	711,686	706,895
Loans, net (including loans held for sale)	1,160,772	1,165,793	988,379	986,975
Restricted investments in bank stock	18,234	18,234	11,728	11,728
Accrued interest receivable	8,799	8,799	9,401	9,401
Financial liabilities:
Deposits	$1,560,896	$1,560,303	$1,616,777	$1,616,192
Long-term debt	79,400	79,428	29,400	33,282
Short-term borrowings	217,335	217,335	112,800	112,800
Accrued interest payable	989	989	932	932
Off-balance sheet instruments:
Standby letters of credit	$0	$0	$0	$0
Commitments to extend credit	0	0	0	0

21.  Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended
	December 31	September 30	June 30	March 31
2007
Interest income	$29,885	$29,450	$28,865	$27,787
Interest expense	13,065	14,260	14,611	14,559
Net interest income	16,820	15,190	14,254	13,228
Provision for loan losses	245	537	500	480
Gains on sales (call) of securities	0	0	0	171
Provision for federal income taxes	1,069	780	580	316
Net income	2,467	1,851	1,571	1,112
Net income per share:
Basic	$0.39	$0.29	$0.25	$0.18
Diluted	0.38	0.28	0.24	0.17

2006
Interest income	$27,321	$26,844	$26,098	$24,288
Interest expense	14,331	13,688	12,650	11,091
Net interest income	12,990	13,156	13,448	13,197
Provision for loan losses	225	428	506	475
Gains (losses) on sales of securities	160	0	0	0
Provision for federal income taxes	433	902	1,008	1,018
Net income	1,522	1,645	2,050	2,037
Net income per share:
Basic	$0.24	$0.27	$0.33	$0.33
Diluted	0.24	0.26	0.32	0.32

22.  Condensed Financial Statements of Parent Company
Balance Sheets
	December 31,
(in thousands)	2007	2006
Assets
Cash	$883	$605
Investment in subsidiaries:
Banking subsidiary	139,963	128,691
Non-banking subsidiaries	1,400	1,400
Other assets	230	215
Total assets	$142,476	$130,911
Liabilities
Long-term debt	$29,400	$29,400
Other liabilities	741	403
Total liabilities	30,141	29,803

Stockholders’ Equity
Preferred stock	400	400
Common stock	6,314	6,149
Surplus	70,610	67,072
Retained earnings	38,862	31,941
Accumulated other comprehensive loss	(3,851)	(4,454)
Total stockholders’ equity	112,335	101,108
Total liabilities and stockholders’ equity	$142,476	$130,911

Statements of Income

	Years Ended December 31,
(in thousands)	2007	2006	2005
Income:
Dividends from bank subsidiary	$2,018	$1,725	$1,512
Interest income	124	78	62
	2,142	1,803	1,574
Expenses:
Interest expense	2,645	1,731	1,418
Other	491	677	717
	3,136	2,408	2,135
Income (loss) before income (taxes) benefit and equity in undistributed net income of subsidiaries	(994)	(605)	(561)
Income (taxes) benefit	1,029	812	703
	35	207	142
Equity in undistributed net income of bank subsidiary	6,966	7,047	8,675
Net income	$7,001	$7,254	$8,817

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2007	2006	2005
Operating Activities:
Net Income	$7,001	$7,254	$8,817
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of financing costs	8	6	6
Stock-based compensation	719	329	68
Increase (decrease) in other liabilities	338	20	(419)
(Increase) decrease in other assets	(23)	10	512
Equity in undistributed net income of bank subsidiary	(6,966)	(7,047)	(8,675)
Net cash provided by operating activities	1,077	572	309

Investing Activities:
Investment in bank subsidiary	(3,329)	(16,829)	(1,725)
Investment in nonbank subsidiary	-	(800)	0
Net cash (used) by investing activities	(3,329)	(17,629)	(1,725)

Financing Activities:
Proceeds from common stock options exercised	1,032	460	874
Proceeds from issuance of common stock under stock purchase plan	1,578	1,040	783
Proceeds from issuance of long-term debt	0	15,800	0
Cost of issuing long-term debt	0	(43)	0
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(80)	(80)
Net cash provided by financing activities	2,530	17,177	1,577
Increase in cash and cash equivalents	278	120	161
Cash and cash equivalents at beginning of the year	605	485	324
Cash and cash equivalents at end of year	$883	$605	$485

