Form 10-K, Exhibit 13
period 2008-12-31
PENNSYLVANIA COMMERCE BANCORP INC
filed 2009-03-16
CIK 1085706

Exhibit 13

Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of income. This section should be read in conjunction with our consolidated financial statements and accompanying notes.

Executive Summary

2008 was the most profitable year in the history of Pennsylvania Commerce Bancorp (the Company) and its wholly owned subsidiary Commerce Bank/Harrisburg (Commerce Bank).  Our focus on community banking produced an 84% increase in net income, driven by a 16% increase in core commercial and consumer deposits and a 24% increase in net loans as we continued to support the credit needs of our communities.  We were able to achieve this record profitability while at the same time increasing our allowance for loan losses by $6.0 million, or 56%, in 2008. We did not participate in sub prime lending and our overall asset quality remained sound despite the distressed economic conditions.

On November 10, 2008, we announced that we entered into a plan of merger, to acquire Republic First Bancorp, Inc. (“Republic First”) headquartered in Philadelphia, PA.  Republic First, with total assets of approximately $952.0 million as of December 31, 2008, will be merged with and into Pennsylvania Commerce and the combined company will be renamed Metro Bancorp, Inc.  This transaction is expected to close in the second quarter 2009, subject to regulatory and shareholder approval for both companies.

2008 was also our last year under the Commerce Bank network as we embark on an exciting new plan to expand into the metro Philadelphia market. In 2009 Commerce Bank will become Metro Bank as we acquire Republic First and rebrand.  The new company will have $3.1 billion in assets and 45 offices in Pennsylvania and New Jersey.  Also, in 2009, we will begin an exciting new expansion of stores, based on our successful service and convenience model as we create:  “America’s Next Great Bank”, with unlimited potential.

On December 30, 2008, we entered into a Transition Agreement with TD Bank, N.A. and Commerce Bancorp, LLC (formerly Commerce Bancorp, Inc.) which terminates the Network Agreement and Master Services Agreement between the Company and TD Bank for data processing, item processing, branding and other ancillary services.  If all services are transitioned away from TD Bank by July 15, 2009, Commerce Bank will receive a fee of $6 million from TD Bank which will substantially defray the costs of our first year obligation of approximately $6.3 million to transition to the new service provider, Fiserv Solutions, Inc.  See Note 19 in the Notes to the Consolidated Financial Statements for the year ended December 31, 2008 for additional discussion regarding the Transition Agreement.

Additional 2008 highlights are summarized below.

● For the fifth straight year, Commerce Bank was voted Best Bank by the Harrisburg Magazine Simply the Best Readers’ Poll.

● Total revenues increased 27% over the previous year to a total of $104.1 million.

● Net income totaled $12.9 million, up $5.9 million, or 84%, over 2007.

● Diluted net income per share for 2008 was $1.97, up $0.90, or 84%, over the prior year.

● Our net interest margin for the year 2008 improved 79 basis points from 3.30% to 4.09%.

● Total assets reached $2.14 billion.

● In this extremely difficult credit environment, our net loans grew $276 million, or 24%.

● Core deposits, excluding government deposits, increased 16% in 2008.

● Total deposits now exceed $1.6 billion.

● Both the Company and its subsidiary bank continue to be “well-capitalized” institutions under various regulatory capital guidelines as required by federal banking agencies.

During 2008, our total assets grew by $161.5 million from $1.98 billion at December 31, 2007 to $2.14 billion as of December 31, 2008. During this same time period, interest earning assets (primarily loans and investments) increased by $180 million from $1.84 billion to $2.02 billion.

During 2008, our total net loans (including loans held for sale) increased 26% in going from $1.16 billion at December 31, 2007 to $1.46 billion at December 31, 2008. This growth was primarily in commercial real estate, tax exempt and consumer loans as well as commercial lines of credit. Commerce Bank continues to be the premier provider of business and personal loans throughout our footprint. Our experienced calling officers and lending management team have continued to take advantage of the bank mergers and poor financial performance of many of our competitors by gathering both customers and skilled employees from those affected institutions.  At the same time, Commerce Bank has avoided the pitfalls of poor performance caused by sub-prime lending, out-of market lending and indirect lending.  At Commerce Bank, we focus on face-to-face relationship lending with creditworthy individuals and businesses within our market footprint, thereby preserving shareholder return with strong asset quality.

Total deposits increased from $1.56 billion at December 31, 2007 to $1.63 billion at December 31, 2008. In 2008, we again made a strategic decision not to match the unusually “high rate” deposit pricing on deposits offered by most other banks in our footprint. As a result, our deposit growth was somewhat below our historical norm. Our pricing discipline served to stabilize and lower our overall cost of funds. In turn, this provided us with increased net interest income and an improved net interest margin throughout 2008.

Net income totaled $12.9 million for 2008, reflecting significant improvement over the $7.0 million recorded in 2007 and diluted net income per share was $1.97 vs. $1.07 for the prior year. The increase was primarily due to the significant reduction in funding costs and steady improvement in noninterest income offset by an increased provision for loan losses and a higher level of noninterest expenses.  The increased levels of expenses were primarily due to the following: a full year worth of expenses associated with the three new stores we opened during the second half of 2007; costs associated with planning and training for the conversion of a multitude of services from TD Bank to our new provider; and costs associated with consummating the acquisition of Republic First.

Key financial highlights for 2008 compared to 2007 are summarized in the following table.

	December 31,		%
	2008	2007	Change
Total Assets	$2,140.5	$1,979.0	8%

Total Loans (Net)	1,423.1	1,146.6	24
Total Deposits	1,634.0	1,560.9	5

	December 31,		%
	2008	2007	Change
(dollars in millions, except per share data)
Total Revenues	$104.1	$82.3	27%
Net Income	12.9	7.0	84
Diluted Net Income per Share	1.97	1.07	84

In the future we expect that we will continue our pattern of expanding our footprint not only with the aforementioned acquisition of Republic First but also by branching into contiguous areas of our new and existing markets, and by filling gaps between existing store locations. Accordingly, we anticipate notable balance sheet and revenue growth as a result of the expansion. Additionally, we expect to incur direct acquisition expenses as we consummate the merger with Republic First including expenses to combine the operations of the two companies. We also anticipate that the upcoming core system conversion and re-branding initiative will result in significant increased levels of expense. We anticipate that these initiatives will primarily be funded through cash generated from operations, our existing funding sources and the $6 million fee to be received from TD Bank if all services are transitioned away by July 15, 2009. Operating results for 2009 and the years that follow could also be heavily impacted by the overall state of the local and global economy.  The Bank, like all financial institutions whose deposits are guaranteed by the Federal Deposit Insurance Corporation, (“FDIC”), pays a quarterly premium to the FDIC for such deposit insurance coverage. The premium rates paid by the Bank were the same for both 2008 and 2007.  For 2009, the FDIC has increased these rates significantly over the prior years.  The new rates, as currently in effect, are projected to increase the Bank's expense for such coverage by $1.3 million over the level incurred in 2008.  The FDIC has further announced its intention to assess a one-time emergency deposit premium fee on all covered institutions during the third quarter of 2009 to bolster the level of Deposit Insurance Funds available to cover possible future bank failures.  The proposal to assess such a fee is currently open for public comment as of the date of this document.  Continued poor economic conditions could lead to deterioration in the credit quality of our loan portfolio, declines in investment values, and lower loan demand.

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2008 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

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

While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ from the estimates and assumptions used in making the evaluations. The use of different assumptions could materially impact the level of the allowance for loan losses and, therefore, the provision for loan losses to be charged against earnings. Such changes could impact future results.

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

The methodology used to determine the appropriate level of the allowance for loan losses and related provisions differs for commercial and consumer loans, and involves other evaluations. In addition, significant estimates are made in the determination of the appropriate level of allowance related to impaired loans. The portion of the allowance related to impaired loans is based on discounted cash flows using the loan’s effective interest rate, or the fair value of the collateral for collateral-dependent loans, or the observable market price of the impaired loan. Each of these variables involves judgment and the use of estimates.

In addition to calculating and testing of loss factors, we periodically evaluate changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, trends in the volume and the term of loans, changes in underwriting standards and practices, tenure of the loan officers and management, changes in credit concentrations, and national and local economic trends and conditions, among other things. Management judgment is involved at many levels of these evaluations.

An integral aspect of our risk management process is allocating the allowance for loan losses to various components of the loan portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations, and other more judgmental factors, including historical or forecasted net credit losses.

Other than Temporary Impairment of Investment Securities. We perform periodic reviews of the fair value of the securities in the Company’s investment portfolio and evaluate individual securities for declines in fair value that may be other than temporary. If declines are deemed other than temporary, an impairment loss is recognized against earnings and the security is written down to its current fair value.

In estimating other-than-temporary impairment losses, management considers (1) adverse changes in the general market condition of the industry in which the investment is related, (2) the financial condition and near-term prospects of the issuer, (3) the seniority of the tranche owned by the Bank in relation to the entire bond issue, (4) current prepayment behavior, (5) current credit agency ratings, (6) the credit support available in the bond structure to absorb losses, and (7) each of the following with respect to the underlying collateral: (a) delinquency percentages and trends, (b) weighted average loan-to-value ratios, (c) weighted average FICO scores, and (d) the level of foreclosure and OREO activity. Also considered is the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Stock-Based Compensation. Effective January 1, 2006, the Company adopted Financial Accounting Standards Board (FASB) Statement No. 123(R), “Share-Based Payment,” (“FAS 123(R)”) using the modified prospective method. FAS 123(R) requires compensation costs related to share-based payment transactions to be recognized in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award.   The grant-date fair value and ultimately the amount of compensation expense recognized is dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the volatility and dividend yield of our company stock and risk free interest rate.

Adoption of SFAS No. 157.  Beginning in 2008, the Company is required to disclose the fair value of financial assets and liabilities that are measured at fair value within the fair value hierarchy prescribed by SFAS No. 157. The  fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 20 of the Notes to Consolidated Financial Statements for the year ended December 31, 2008. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy.  Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2008, the fair value of assets based on level 3 measurements constituted 3% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity.  Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of underlying collateral.

The Company’s available for sale investment security portfolio constitutes 97% of the total assets measured at fair value and is primarily classified as a level 2 fair value measurement (quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability). Management utilizes third party service providers to aid in the determination of the fair value of the portfolio. If quoted market prices are not available, fair values are generally based on quoted market prices of comparable instruments. Securities that are debenture bonds and pass through mortgage backed investments that are not quoted on an exchange, but are traded in active markets, were obtained from matrix pricing on similar securities.

Results of Operations

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2008, 2007 and 2006 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2008, average interest-earning assets were $1.90 billion, an increase of $121.2 million, or 7%, over 2007. This was the result of an increase in the average balance of loans receivable (including loans held for sale) of $240.3 million, offset by a decrease in the average balance of investment securities of $119.2 million. The growth in the average balance of interest earning assets was funded primarily by an increase in the average balance of noninterest bearing funds (net) of $34.2 million, an increase in the average level of short-term borrowings of $57.4 million and an increase in the average level of long-term borrowings of $30.9 million.

The tax-equivalent yield on total interest-earning assets decreased by 64 basis points, from 6.53% in 2007 to 5.89% in 2008.  This decrease resulted from lower yields on our securities and loan portfolios during 2008. Approximately 20% of our investment securities have a floating interest rate and provide a yield that consists of a fixed spread tied to the one month LIBOR interest rate. During 2008, the average one-month LIBOR decreased approximately 258 bps from 5.25% during 2007 to 2.67% for 2008.  Likewise, yields received on any new investment securities purchased in 2008 were lower than yields received on the existing portfolio due to the overall lower level of market interest rates in 2008 vs. prior years. Floating rate loans represent approximately 38% of our total loans receivable portfolio. The interest rates charged on the majority of these loans are tied to the New York prime lending rate which decreased 100 bps during the second half of 2007 and subsequently decreased another 400 bps during 2008, following similar decreases in the overnight federal funds rate by the Federal Open Market Committee (“FOMC”).

As a result of the extremely low level of current general market interest rates, including the one-month LIBOR and the New York prime lending rate, we expect the yields we receive on our interest-earning assets will be lower in 2009 than in 2008.

The aggregate cost of interest-bearing liabilities decreased 168 basis points from 3.66% in 2007 to 1.98% in 2008.  Our deposit cost of funds decreased from 2.37% in 2007 to 1.17% for 2008. The dramatic decreases are primarily related to the lower level of general market interest rates present during 2008 compared to in 2007. At December 31, 2008, approximately 36% of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers, indexed to either the 91-day Treasury bill, the overnight federal funds rate, or the one-month LIBOR. The average interest rate of the 91-day Treasury bill decreased from 4.31% for 2007 to 1.35% in 2008 thereby significantly reducing the average interest rate paid on these deposits. Also, the overnight federal funds rate decreased by 400 basis points in 2008 from 4.25% to 0.25%. The average rate paid on savings deposits decreased by 131 basis points from 2.41% in 2007 to 1.10% in 2008. The average rate paid on interest checking and money market accounts decreased by 194 basis points from 3.47% to 1.53%. For time deposits, the average rate paid in 2008 was 3.52%, down 68 basis points from 4.20% in 2007 and the rate on public fund time deposits decreased by 119 basis points in 2008 from 4.91% to 3.72%.

Our aggregate cost of nondeposit funding sources decreased 261 basis points in 2008 to 2.96% from 5.57% in 2007.  The decrease is primarily related to a 314 basis point decline in the average cost of short-term borrowings, another result of the steep decline of general market interest rates in 2008. While the average rate paid on long-term debt decreased slightly, the average outstanding balance increased in 2008 to include the full impact of Federal Home Loan Bank convertible select borrowings taken out in 2007. See the Long-Term Debt section later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the convertible select borrowings.

In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 35% tax rate for the years ending 2008 and 2006 and assuming a 34% tax rate for the year ending 2007.

TABLE 1
	Years Ended December 31,
(dollars in thousands)	2008			2007			2006
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$575,402	$28,401	4.94%	$694,575	$37,060	5.34%	$733,990	$38,845	5.29%
Tax-exempt	1,622	101	6.23	1,620	99	6.11	1,985	130	6.55
Total securities	577,024	28,502	4.94	696,195	37,159	5.34	735,975	38,975	5.30
Loans receivable:
Mortgage and construction	652,907	42,457	6.41	525,063	38,288	7.21	452,781	32,267	7.05
Commercial loans and lines of credit	349,590	21,814	6.14	307,540	24,425	7.83	259,280	20,914	7.96
Consumer	244,625	14,976	6.12	206,459	14,040	6.80	170,535	11,412	6.69
Tax-exempt	79,124	5,272	6.66	46,840	3,195	6.82	23,788	1,582	6.65
Total loans receivable	1,326,246	84,519	6.30	1,085,902	79,948	7.29	906,384	66,175	7.23
Total earning assets	$1,903,270	$113,021	5.89%	$1,782,097	$117,107	6.53%	$1,642,359	$105,150	6.36%
Sources of Funds
Interest-bearing deposits:
Regular savings	$351,291	$3,849	1.10%	$373,209	$8,997	2.41%	$363,515	$8,533	2.35%
Interest checking and money market	727,783	11,160	1.53	712,418	24,738	3.47	605,043	22,282	3.68
Time deposits	187,467	6,595	3.52	181,080	7,604	4.20	194,611	7,541	3.87
Public funds time	16,338	607	3.72	17,464	858	4.91	32,873	1,406	4.28
Total interest-bearing deposits	1,282,879	22,211	1.73	1,284,171	42,197	3.29	1,196,042	39,762	3.32
Short-term borrowings	265,518	5,349	1.98	208,112	10,804	5.12	199,742	10,267	5.07
Long-term debt	79,400	4,875	6.14	48,510	3,494	7.18	17,669	1,731	9.80
Total interest-bearing liabilities	1,627,797	32,435	1.98	1,540,793	56,495	3.66	1,413,453	51,760	3.65
Noninterest-bearing funds (net)	275,473			241,304			228,906
Total sources to fund assets	$1,903,270	$32,435	1.70%	$1,782,097	$56,495	3.16%	$1,642,359	$51,760	3.14%
Net interest income and margin on a tax- equivalent basis		$80,586	4.19%		$60,612	3.37%		$53,390	3.22%
Tax-exempt adjustment		1,881			1,120			599
Net interest income and margin		$78,705	4.09%		$59,492	3.30%		$52,791	3.18%
Other Balances:
Cash & due from banks	$44,699			$51,874			$49,210
Other assets	80,605			90,437			79,815
Total assets	2,028,574			1,924,408			1,771,384
Noninterest-bearing demand deposits	276,120			269,353			253,671
Other liabilities	11,687			8,035			8,558
Stockholders’ equity	112,970			106,227			95,702

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income on loans, investment securities, and other interest-earning assets and the interest expense paid on deposits and borrowed funds. Changes in net interest income and net interest margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs. Net interest income is our primary source of earnings. There are several factors that affect net interest income, including:

•	the volume, pricing mix and maturity of earning assets and interest-bearing liabilities;
•	market interest rate fluctuations; and
•	asset quality.

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) for 2008 increased $20.0 million, or 33%, over 2007 to $80.6 million. Interest income on a tax-equivalent basis totaled $113.0 million, a decrease of $4.1 million, or 3%, from 2007. The majority of this decrease was related to the lower interest rate environment throughout 2008, partially offset by a volume increase in the level of interest earning assets. Volume increases in the loans receivable portfolio more than offset volume decreases in the investment securities portfolio. Interest expense for 2008 decreased $24.1 million, or 43%, from $56.5 million in 2007 to $32.4 million in 2008. This decrease was related to the lower interest rate environment as a slight volume increase in the level of interest bearing liabilities was more than offset by significant decreases in the average rates paid on interest-bearing deposits and short-term borrowings.

During the second half of 2007, the United States Treasury yield curve began to move from flat (and sometimes inverted) to a more traditional slope with short-term rates lower than long-term rates. As a result, the Company began to experience a lower cost of deposits and lower cost of borrowings, thereby improving our net interest margin. During the last four months of 2007 the FRB decreased the overnight federal funds rate by 100 basis points from 5.25% to 4.25%. The FRB continued its accommodative stance to interest rates throughout 2008 by lowering the overnight federal funds rate several times throughout the year by a total of 400 basis points from 4.25% to 0.25% The decreases in the federal funds rate have led to a lower level of interest rates associated with our overnight short-term borrowings as well as lower yields on the 91-day Treasury bill and one-month LIBOR. Approximately 36% of our deposits are tied to either the federal funds rate, the 91-day Treasury bill or the one-month LIBOR. The overall lower level of general market interest rates also allowed us to significantly reduce the rates we paid on our interest-bearing deposits in an effort to offset corresponding decreases on the yields we received on our interest earning assets.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread increased to 3.91% in 2008 from 2.87% in 2007 on a fully tax-equivalent basis. The net interest margin (non-tax-equivalent) increased 79 basis points from 3.30% in 2007 to 4.09% in 2008.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully taxable-equivalent basis.

TABLE 2

	2008 v. 2007			2007 v. 2006
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1) (2)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$(6,377)	$(2,282)	$(8,659)	$(2,059)	$274	$(1,785)
Tax-exempt	1	1	2	(23)	(8)	(31)
Interest on loans receivable:
Mortgage and construction	8,200	(4,031)	4,169	5,390	631	6,021
Commercial	2,321	(4,932)	(2,611)	3,255	256	3,511
Consumer	2,035	(1,099)	936	2,199	429	2,628
Tax-exempt	2,165	(88)	2,077	1,570	43	1,613
Total interest income	8,345	(12,431)	(4,086)	10,332	1,625	11,957
Interest on deposits:
Regular savings	(540)	(4,608)	(5,148)	848	(384)	464
Interest checking and money market	314	(13,892)	(13,578)	4,269	(1,813)	2,456
Time deposits	(59)	(950)	(1,009)	(277)	340	63
Public funds	(44)	(207)	(251)	(659)	111	(548)
Short-term borrowings	1,155	(6,610)	(5,455)	434	103	537
Long-term debt	1,380	1	1,381	1,905	(142)	1,763
Total interest expense	2,206	(26,266)	(24,060)	6,520	(1,785)	4,735
Net increase (decrease)	$6,139	$13,835	$19,974	$3,812	$3,410	$7,222

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

(2)	Changes due to the difference in days (during leap years) are divided between Rate & Volume columns based on each categories percent of the total difference.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. We recorded $7.5 million as a provision for loan losses in 2008 compared to $1.8 million in 2007. The increase in the provision for loan losses in 2008 is a direct result of the Company’s strong loan growth over the past twelve months, an increase in the level of nonperforming loans, the increased level of net charge-offs as well as other qualitative factors which management considers relevant in assessing the level of risk associated with the loan portfolio. The level of nonperforming loans increased from $2.9 million, or 0.25% of total loans outstanding at December 31, 2007 to $27.1 million, or 1.88% of total loans outstanding at December 31, 2008. See the Nonperforming Loans and Assets section later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the increase in nonperforming loans. Net charge-offs during 2008 were $1.5 million, or 0.11%, of average loans outstanding as compared to $705,000, or 0.07%, of average loans outstanding in 2007. Four loans totaling $1.2 million made up the largest loan charge-offs for 2008. All other loans charged-off in 2008 were under $100,000 each. One loan totaling $165,000 made up the largest single loan charge-off for 2007. All other loans charged-off in 2007 were under $100,000 each. See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2008 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2008 increased by $2.6 million, or 11%, over 2007 to $25.4 million. Service charges and fees increased $3.2 million, or 16%. The increase in this line item as well as in other operating income was attributable to servicing a higher volume of deposit and loan accounts. Conversely, gains on sales of loans were $738,000 for 2008 as compared to $1.26 million in 2007, with the decrease attributable to three factors. First, the slowing economy during the second half of 2008 resulted in a lower level of residential mortgage loans originated, which the Bank typically sells to investors in the secondary market. The second factor was that we did not sell our student loan portfolio in the secondary market in 2008 as we typically have over the past several years. Lastly, we sold a lower volume of Small Business Administration loans in the secondary market in 2008 as compared to 2007. Netted against noninterest income for 2008 was a $157,000 pretax loss on sale of a corporate debt htm security which experienced deterioration in the creditworthiness of the underlying issuer. Conversely, noninterest income for 2007 included $171,000 of pretax gains on the call of two securities prior to their stated final maturity.

Noninterest Expenses

Noninterest expenses totaled $77.9 million for 2008, an increase of $7.1 million, or 10%, over 2007. Several expense line items were impacted by our continued growth including the full year’s impact of opening three new full-service stores in the second half of 2007. Additionally, costs associated with the pending acquisition of Republic First, the pending core system conversion and transition of services from TD Bank to a new service provider as well as our rebranding initiatives all served to increase our expense levels in 2008.  A comparison of noninterest expenses for certain categories for 2008 and 2007 is discussed below.

Salary expenses and employee benefits, which represent the largest component of noninterest expenses, increased by $3.6 million, or 10%, in 2008 over 2007. The increased level of these expenses includes the impact of salary and benefit costs associated with the additional staff hired to operate the new stores opened in the third quarter of 2007 along with general merit increases for all eligible employees. The increase was also partially a result of higher overall benefit plan costs as well as additional expense related to the issuance of stock options to employees.

Occupancy expenses totaled $8.1 million in 2008, an increase of 7%, over 2007 while furniture and equipment expenses increased by 6%. The full-year impact of the three stores opened in 2007 contributed primarily to these increases.

Advertising and marketing expenses decreased $587,000, or 18%, in 2008 as the 2007 total included grand opening expenses associated with the three new stores.

Data processing expenses increased by $733,000, or 11%, in 2008 over 2007 due to costs associated with processing additional transactions as a result of growth in the number of accounts serviced, the costs associated with operating additional stores, adding additional electronic products and services for customer use and enhancements and upgrades to existing systems.

Regulatory expenses of $2.8 million in 2008 reflected a 7% decrease from 2007.  Included in total regulatory expenses for 2007 were costs incurred to address the matters identified by the Office of the Comptroller of the Currency (“OCC”) in the formal written agreement which the Bank entered into with the OCC on January 29, 2007, as well as costs incurred during the fourth quarter of 2007 with respect to the Consent Order entered into with the OCC on February 5, 2008.  Offsetting this decrease in regulatory compliance costs in 2008 was an increase in the level of FDIC premiums paid by the Bank for deposit insurance in 2008, from $1.5 million in 2007 to $1.7 million in 2008.  The Bank, like all financial institutions whose deposits are guaranteed by the Federal Deposit Insurance Corporation, (“FDIC”), pays a quarterly premium to the FDIC for such deposit insurance coverage. The premium rates paid by the Bank were the same for both 2008 and 2007.  For 2009, the FDIC has increased these rates significantly over the prior years.  The new rates, as currently in effect, are projected to increase the Bank's expense for such coverage by $1.3 million over the level incurred in 2008.  The FDIC has further announced its intention to assess a one-time emergency deposit premium fee on all covered institutions during the third quarter of 2009 to bolster the level of Deposit Insurance Funds available to cover possible future bank failures.

Included in noninterest expenses for the fourth quarter of 2008 was $935,000 related to negotiating, planning and training for the conversion of core processing, item processing and network infrastructure services from our current service provider, TD Bank, to our new service provider, Fiserv Solutions, Inc.  This conversion is planned for mid-2009.  Also included in noninterest expenses for 2008 was $491,000 associated with the Company’s pending acquisition of Republic First which is expected to close in the second quarter of 2009. In 2009, we expect our level of expenses associated with the transition of services from TD Bank to Fiserv Solutions to increase dramatically over the level experienced in 2008. We also expect significant costs in 2009 associated with our acquisition of Republic First. These higher expense levels may constrain our ability to increase net income in 2009 over the level achieved in 2008.

Other noninterest expenses totaled $9.1 million for 2008, compared to $7.4 million for 2007, an increase of $1.7 million or 22%.  Components of the increase included costs related to lending expenses, legal expenses, bank shares tax, expenses relating to a potential future branch site we discontinued exploring and expenses relating to foreclosed real estate properties.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less noninterest income (exclusive of gains or losses on sales/calls of investment securities). This ratio equaled 2.59% for 2008, compared to 2.49% for 2007. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2008, the operating efficiency ratio was 74.7% compared to 86.0% for 2007. The improvement was a result of positive operating leverage in 2008 as the growth in total revenues far exceeded the growth in noninterest expenses. Our operating efficiency ratio remains above our peer group primarily due to our aggressive growth expansion activities.

Provision for Federal Income Taxes

The provision for federal income taxes was $5.9 million for 2008, compared to $2.7 million for 2007. The effective tax rate, which is the ratio of income tax expense to income before taxes, was 31.2% in 2008 compared to 28.2% in 2007 due to a 35% statutory income tax rate for 2008 vs. a 34% statutory rate in 2007, a higher level ratio of taxable income to tax-exempt income in 2008 as compared to 2007 and partially due to non-deductible merger expenses incurred in 2008. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2008, included herein, for an additional analysis of the provision for income taxes for 2008 and 2007.

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

At December 31, 2008, deferred tax assets amounted to $15.7 million and deferred tax liabilities amounted to $4.1 million. Deferred tax assets are realizable primarily through carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversal of existing taxable temporary differences. Management currently anticipates future earnings will be adequate to utilize the net deferred tax assets.

Net Income and Net Income per Share

Net income for 2008 was $12.9 million, an increase of $5.9 million, or 84%, from the $7.0 million recorded in 2007. This increase was due to an increase in net interest income of $19.2 million and an increase in noninterest income of $2.6 million offset by an increase in the provision for loan losses of $5.7 million, an increase in noninterest expenses of $7.1 million and an increase in the provision for federal income taxes of $3.1 million.

Basic earnings per common share were $2.02 in 2008 compared to $1.11 in 2007. Diluted earnings per common share were $1.97 for 2008 and $1.07 for 2007. See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2008, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets, referred to as “ROA,” measures our net income in relation to our total average assets. Our ROA was 0.64% for 2008 compared to 0.36% for 2007. Return on average equity, referred to as “ROE,” indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders’ equity. ROE for 2008 improved to 11.42%, compared to 6.59% for 2007.

Both ROA and ROE in 2008 were benefited by the substantial improvement in our net income.

Results of Operations

2007 versus 2006

Net income for 2007 was $7.0 million, a decrease of $253,000, or 3%, from the $7.3 million recorded in 2006.

Diluted earnings per common share decreased to $1.07 for 2007 from $1.12 in 2006.

Net interest income on a tax-equivalent basis for 2007 increased $7.2 million, or 14%, over 2006 to $60.6 million. Interest income on a tax-equivalent basis on earning assets totaled $117.1 million, an increase of $12.0 million, or 11%, over 2006. Interest expense for 2007 increased by $4.7 million, or 9%, from $51.8 million to $56.5 million.

Our net interest rate spread increased to 2.87% in 2007 from 2.71% in 2006 and the net interest margin increased 12 basis points from 3.18% in 2006 to 3.30% in 2007 on a fully tax-equivalent basis.

The provision for loan losses totaled $1.8 million in 2007 compared to $1.6 million in 2006. Net charge-offs in 2007 totaled $705,000, or 0.07%, of average loans outstanding as compared to $1.2 million, or 0.13%, of average loans outstanding in 2006.

Noninterest income for 2007 increased by $4.1 million, or 22%, over 2006 to $22.8 million. The increase was primarily due to increases in other operating income attributable to service charges and fees associated with servicing a higher volume of deposit and loan accounts. Included in total noninterest income in 2007 were gains of $1.3 million on the sale of residential loans, student loans and small business administration loans as well as a gain on the call of securities of $171,000. Included in total noninterest income in 2006 were gains of $1.1 million on the sale of residential loans, student loans and small business administration loans as well as gains on the sale and call of securities of $160,000.

Noninterest expenses totaled $70.8 million for 2007, an increase of $11.5 million, or 19%, over 2006. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of opening three full-service stores in 2007 as well as the opening of two full-services stores in the fourth quarter of 2006.

Salary expenses and employee benefits increased by $3.6 million, or 12%, in 2007 over 2006 primarily to staff the new stores mentioned above.  Benefit costs for 2007 included an increase of approximately $750,000 for employee medical and prescription plan costs over the level incurred in 2006.

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

Regulatory expenses of $3.1 million in 2007 were $2.6 million higher than 2006 due to expenses incurred for regulatory compliance matters as well as the reinstatement of deposit insurance premiums by the FDIC during the first quarter of 2007. Telephone expenses of $2.4 million were $1.2 million higher for 2007 compared to 2006 due to our outsourcing of our call center services to a third party in October 2006.

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

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer’s creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2008, included herein, for further analysis of our securities portfolio.

Approximately 80% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Since most securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields. For the year ended December 31, 2008, the yield on our securities portfolio was 4.94%, down 40 basis points from 5.34% in 2007. This decrease was due to: significantly lower yields earned on the 20% of our investment securities portfolio which have floating interest rates due to the overall lower level of general market interest rates; prepayments, calls and maturities of securities with higher interest rates, and purchases of securities in 2008 at lower yields than those purchased n previous years, again due to the level of market interest rates.

At December 31, 2008, the weighted average life and duration of our securities portfolio was approximately 4.7 and 3.8 years, respectively, as compared to 5.0 years and 4.0 years, respectively, at December 31, 2007. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no “high-risk” securities or derivatives as of December 31, 2008 or 2007.

Securities available for sale decreased by $24.8 million in 2008 (excluding the effect of changes in unrealized gains or losses) primarily as a result in purchases of $23.2 million, offset by principal repayments and maturities of $47.6 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, and Whole Loan CMO securities. At December 31, 2008, the unrealized loss on securities available for sale included in stockholders’ equity totaled $17.3 million, net of tax, compared to the $3.9 million, net of tax, unrealized loss on securities available for sale included in stockholders’ equity at December 31, 2007.  The market for certain securities held in the Company’s available for sale portfolio was extremely volatile during 2008 due to extraordinary economic and market dislocations. As a result of this volatility, the market prices for many types of securities at the end of 2008 were much lower than at December 31, 2007 due to the distressed market conditions. Management believes that the unrealized losses on these securities are primarily the result of changes in the liquidity levels in the market in addition to changes in general market interest rates and not material changes in the credit characteristics of the investment securities portfolio.

During 2008, securities held to maturity decreased by $104.9 million primarily as a result of purchases of $10.6 million offset by principal repayments and maturities of $31.3 million and the call of nine bonds totaling $82.0 million. A $157,000 loss on the sale of one security with a principal balance of $2 million was realized in 2008 due to significant deterioration in the credit worthiness of the issuer. The securities held in this portfolio include U.S. Government Agency securities, mortgage-backed securities, tax-exempt municipal bonds, Whole Loan CMO securities, and corporate debt securities.

The amortized cost of available for sale and held to maturity securities are summarized in Table 3 as of December 31, for each of the years 2006 through 2008.

TABLE 3
	December 31,
(in thousands)	2008	2007	2006
Available for Sale:
U.S. Government Agency securities	$5,000	$5,000	$5,000
Mortgage-backed securities	363,241	388,000	393,909
Total available for sale	$368,241	$393,000	$398,909
Held to Maturity:
U.S. Government Agency securities	$36,500	$133,303	$175,043
Municipal securities	1,623	1,621	1,619
Mortgage-backed securities	112,472	116,058	131,979
Corporate debt securities	1,992	6,485	10,987
Total held to maturity	$152,587	$257,467	$319,628

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2008 are summarized in Table 4. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and economic variables. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected, assuming a tax rate of 35%, on tax-exempt obligations.

TABLE 4
December 31, 2008	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government Agency obligations					$5,000	5.00%			$5,000	5.00%
Mortgage-backed obligations			$35	6.18%	16,252	4.74	$346,954	4.19%	363,241	4.21
Total available for sale	$0	0%	$35	6.18%	$21,252	4.80%	$346,954	4.19%	$368,241	4.22%
Held to Maturity:
U.S. Government Agency obligations	$1,500	3.50%	$5,000	4.75%	$15,000	5.34%	$15,000	6.15%	$36,500	5.52%
Municipal obligations	0	0	654	5.53	0	0	969	6.65	1,623	6.20
Mortgage-backed obligations	22	5.51	43	6.67	6,599	4.26	105,808	4.85	112,472	4.81
Corporate debt securities	0	0	1,992	6.62	0	0	0	0	1,992	6.62
Total held to maturity	$1,522	3.53%	$7,689	5.31%	$21,599	5.01%	$121,777	5.02%	$152,587	5.02%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loan portfolio

The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2004 through 2008.

TABLE 5
	December 31,
(in thousands)	2008	2007	2006	2005	2004
Commercial mortgage	$599,321	$430,778	$365,259	$299,219	$239,576
Construction and land development	54,075	54,475	61,365	47,334	39,467
Residential real estate mortgage loans	86,490	80,575	83,690	83,213	79,672
Tax-exempt loans	96,506	53,690	31,446	17,055	6,303
Commercial, industrial and other business loans	195,258	192,390	163,708	138,174	97,198
Consumer loans	237,628	211,536	182,058	148,906	109,568
Commercial lines of credit	170,505	133,927	95,192	90,769	74,559
Total loans	$1,439,783	$1,157,371	$982,718	$824,670	$646,343

We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by purpose, collateral or industry using a red/yellow/green measurement for acceptable levels of exposure. At December 31, 2008, we do not have a concentration to any one industry or borrower.

Our commercial mortgage and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in South Central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size originated in 2008 in this category was approximately $810,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size originated in 2008 in this category was approximately $620,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rates for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2008, outstanding balances under commercial lines of credit were $170.5 million and unused commitments were $215.5 million.

Residential real estate mortgage loans represented approximately 6% of our total loans at December 31, 2008. Loans in this category are collateralized by first mortgages on residential properties located in South Central Pennsylvania. Our underwriting policy provides that all residential loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 16% of our total loans at December 31, 2008. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2008, 33% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2008, unused commitments under consumer lines of credit were $63.8 million.

During 2008, total gross loans increased by $309.4 million from $1.2 billion at December 31, 2007, to $1.5 billion at December 31, 2008, which included $41.1 million of loans held for sale on December 31, 2008 and $14.1 million of loans held for sale on December 31, 2007. The loans held for sale represent student loans and certain residential and small business administration loans our management intends to sell and reinvest in higher yielding loans and securities. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $3.7 million at December 31, 2008 and $740,000 at December 31, 2007. The increase in loans receivable in 2008 was represented across all loan categories except for construction and land development loans which remained flat from 2007 to 2008 at $54 million.

During 2008, commercial mortgage loans increased by $168.5 million, or 39%, tax-exempt loans increased by $42.8 million or 80% and commercial lines of credit increased by $36.6 million, or 27%. The addition to our staff of experienced lenders with long-term ties to the business communities in our markets has enhanced our lending portfolio and, as a result, our access to commercial lending opportunities. Consumer loans increased $26.1 million or 12%. Residential real estate mortgage loans and commercial, industrial and business loans increased $5.9 million and $2.9 million, respectively.

Total loans outstanding represented 88% of total deposits and 67% of total assets at December 31, 2008, excluding the loans held for sale, compared to 74% and 58%, respectively, at December 31, 2007.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2008, are presented in the following table.

TABLE 6
	December 31, 2008
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Real estate:
Commercial mortgage	$94,445	$45,298	$459,578	$599,321
Construction and land development	26,262	14,218	13,595	54,075
Residential mortgage	2,341	14,216	69,933	86,490
Tax-exempt	148	22,908	73,450	96,506
	123,196	96,640	616,556	836,392
Commercial	18,514	70,605	106,139	195,258
Consumer	33,871	23,823	179,934	237,628
Commercial lines of credit	125,126	45,360	19	170,505
Total loans	$300,707	$236,428	$902,648	$1,439,783
Interest rates:
Predetermined	$39,125	$121,546	$732,046	$892,717
Floating	261,582	114,882	170,602	547,066
Total loans	$300,707	$236,428	$902,648	$1,439,783

Concentrations of Credit Risk

The largest portion of loans, 42%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lancaster, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $653.4 million at December 31, 2008, compared to $485.3 million at December 31, 2007. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements’ credit evaluations of the respective borrowers.

Commercial loans represented 14% of total loans at December 31, 2008. Collateral for these types of loans varies depending upon managements’ credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees and/or personal assets of the borrower.

Consumer loans comprised 17%, or $237.6 million, of total loans at December 31, 2008. Approximately $225.4 million of consumer loans are secured by real estate, $3.0 million are loans collateralized by personal assets of the borrower, and $9.2 million are unsecured.

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

Nonperforming Loans and Assets

Total nonperforming assets (nonperforming loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2008, were $27.9 million, or 1.30%, of total assets as compared to $3.4 million, or 0.17%, of total assets at December 31, 2007. Total nonperforming loans (nonaccrual loans, 90 days or more past due loans and restructured loans) at December 31, 2008 were $27.1 million compared to $2.9 million a year ago. Much like most of the industry, we experienced significant increases in non-performing loans during 2008 as overall economic conditions in our market area and most of the United States deteriorated. The increase in nonperforming loans experienced by the bank during 2008, primarily resulted from the addition of five commercial relationships totaling $18.8 million at December 31, 2008.  These five loans had an aggregate specific allocation of $2.6 million at year end 2008.  Total nonperforming commercial loans at December 31, 2008 totaled $23.7 million and consisted of 24 relationships including those mentioned above.  At December 31, 2007, total nonperforming commercial loans totaled $710,000 and consisted of 23 relationships.

Additionally, total delinquent loans (those loans 30 days or more delinquent) as a percentage of total loans were 2.20% at December 31, 2008, compared to 0.46% at December 31, 2007. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2008 and 2007, there were no loans past due 90 days and still accruing interest. Additional loans considered by our internal loan review department as potential problem loans of $22.5 million at December 31, 2008, compared to $17.2 million at December 31, 2007, have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Foreclosed real estate totaled $743,000 as of December 31, 2008 as compared to $489,000 as of December 31, 2007. These properties have been written down fair value less disposition costs. We obtain updated appraisals on nonperforming loans secured by real estate. In those instances where appraisals reflect reduced collateral values, an evaluation of the borrower’s overall financial condition is made to determine the need for possible write-downs or appropriate additions to the allowance for loan losses.  It is likely that increased levels of nonperforming assets and probable losses will continue in the foreseeable future due to the economic downturn, including record unemployment, lackluster consumer spending, stagnant home sales and declining collateral values.

The following table summarizes information regarding nonperforming loans and nonperforming assets as of December 31, 2004 through 2008.

TABLE 7
	December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Nonaccrual loans:
Commercial	$6,863	$534	$984	$684	$308
Consumer	492	57	19	296	11
Real estate: Construction	7,646	385	247	0	0
Mortgage	12,121	1,959	2,129	1,322	267
Total nonaccrual loans	27,122	2,935	3,379	2,302	586
Loans past due 90 days or more and still accruing	0	0	2	233	0
Restructured loans	0	0	0	0	271
Total nonperforming loans	27,122	2,935	3,381	2,535	857
Foreclosed real estate	743	489	159	159	507
Total nonperforming assets	$27,865	$3,424	$3,540	$2,694	$1,364
Nonperforming loans to total loans	1.88%	0.25%	0.34%	0.31%	0.13%
Nonperforming assets to total assets	1.30%	0.17%	0.19%	0.16%	0.11%
Interest income received on nonaccrual loans	$1,268	$157	$133	$106	$30
Interest income that would have been recorded under the original terms of the loans	$1,776	$280	$329	$220	$40

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

In establishing the allowance, management evaluates on a quantitative basis individual classified loans and nonaccrual loans, and determines an aggregate reserve for those loans based on that review. In addition, an allowance for the remainder of the loan portfolio is determined based on historical loss experience within certain components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience.

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

•
Changes in international, national, regional and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in the institution’s existing portfolio.

•	The factor used in the allowance calculation with the most significant increase from 2007 to 2008, was that of the economic conditions.

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

•	Segmenting classified, but non-impaired loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

•
Identifying other loans for evaluation collectively under the provisions of Statement of Financial Accounting Standards No. 5 “Accounting for Contingencies” (Statement 5). In general, these other loans include residential mortgages and consumer loans.

•
Segmenting Statement “defined” term loans into groups with similar characteristics and allocating an allowance for loan losses to each segment based on recent loss history and other relevant information.

•	Reviewing the results to determine the appropriate amount of the allowance for loan losses.

While the allowance for loan losses is maintained at a level believed to be adequate by management for covering estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The Bank recorded provisions of $7.5 million to the allowance for loan losses in 2008, compared to $1.8 million for 2007. During 2008, net charge-offs amounted to $1.5 million, or 0.11%, of average loans outstanding for the year, compared to $705,000, or 0.07%, of average loans outstanding for 2007. The majority of the total net charge-off figure for 2008 was related to two loans for approximately $960,000. One loan totaling $165,000 made up the largest single loan charge-off for 2007. All other loans charged-off in 2007 were under $100,000 each. The allowance for loan losses increased as a percentage of loans receivable from 0.93% of total loans outstanding at December 31, 2007, to 1.16% of total loans outstanding at December 31, 2008 due in part to increased levels of delinquent, nonperforming and impaired.  The allowance at December 31, 2008 provided coverage of 62% of nonperforming loans compared with 366% at December 31, 2007.

Table 8 presents, for the years 2004 through 2008, information regarding our provision and allowance for loan losses.

TABLE 8
	Years Ended December 31,
(dollars in thousands)	2008	2007	2006	2005	2004
Balance at beginning of year	$10,742	$9,685	$9,231	$7,847	$6,007
Provisions charged to operating expenses	7,475	1,762	1,634	1,560	2,646
	18,217	11,447	10,865	9,407	8,653
Recoveries of loans previously charged-off:
Commercial	145	11	34	546	110
Consumer	25	53	71	50	113
Real estate	0	8	0	0	8
Total recoveries	170	72	105	596	231
Loans charged-off:
Commercial	(1,426)	(634)	(895)	(627)	(528)
Consumer	(173)	(69)	(390)	(135)	(350)
Real estate	(69)	(74)	0	(10)	(159)
Total charged-off	(1,668)	(777)	(1,285)	(772)	(1,037)
Net charge-offs	(1,498)	(705)	(1,180)	(176)	(806)
Balance at end of year	$16,719	$10,742	$9,685	$9,231	$7,847
Net charge-offs to average loans outstanding	0.11%	0.07%	0.13%	0.02%	0.14%
Allowance for loan losses to year-end loans	1.16%	0.93%	0.99%	1.12%	1.21%

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

TABLE 9
	Allowance for Loan Losses at December 31,
	2008		2007		2006		2005		2004
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial loans and lines of credit	$6,772	32%	$4,253	31%	$4,417	28%	$3,675	28%	$3,063	27%
Consumer	1,899	17	1,800	18	1,868	19	1,785	18	1,657	17
Real estate, construction and land development:
Commercial	7,046	45	3,796	43	2,695	43	3,058	42	2,540	43
Residential	1,002	6	893	8	705	10	713	12	587	13
Total	$16,719	100%	$10,742	100%	$9,685	100%	$9,231	100%	$7,847	100%

Deposits

Total deposits at December 31, 2008, were $1.63 billion, an increase of $73.1 million, or 5%, from total deposits of $1.56 billion at December 31, 2007. We made a strategic decision not to match the unusually “high rate” deposit pricing on deposits offered by most other banks in our footprint. As a result, our deposit growth was below our historical norm. This pricing discipline served to stabilize and eventually began to lower our overall cost of funds. In turn, this provided us with increased net interest income and an improved net interest margin throughout 2008.

We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories increased slightly to $1.63 billion at December 31, 2008. Similarly, total deposits averaged $1.56 billion for 2008, a slight increase over the 2007 average of $1.55 billion. As noted in Table 10 below, declines in savings balances were more than offset by growth in demand deposits and time deposits.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service and active marketing.

The average balances and weighted average rates paid on deposits for 2008, 2007 and 2006 are presented below.

TABLE 10
	Years Ended December 31,
	2008 Average		2007 Average		2006 Average
(dollars in thousands)	Balance/Rate		Balance/Rate		Balance/Rate
Demand deposits:
Noninterest-bearing	$276,120		$269,353		$253,671
Interest-bearing (money market and checking)	727,783	1.53%	712,418	3.47%	605,043	3.68%
Savings	351,291	1.10	373,209	2.41	363,515	2.35
Time	203,805	3.53	198,544	4.26	227,484	3.93
Total deposits	$1,558,999		$1,553,524		$1,449,713

The remaining maturity for certificates of deposit of $100,000 or more as of December 31, 2008, 2007 and 2006 is presented in Table 11.

TABLE 11
	At December 31,
(in thousands)	2008	2007	2006
3 months or less	$29,294	$22,844	$25,696
3 to 6 months	13,603	19,452	22,759
6 to 12 months	30,332	12,847	38,901
Over 12 months	20,850	17,263	20,034
Total	$94,079	$72,406	$107,390

Short-Term Borrowings and Repurchase Agreements

Short-term borrowings used to meet temporary funding needs consist of overnight and short-term advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and overnight federal funds lines of credit. For 2008, short-term borrowings averaged $265.5 million, a $57.4 million or 28% increase from 2007. The weighted average rate paid during 2008 was 1.98% compared with 5.12% for 2007 for short-term borrowings. At December 31, 2008, short-term borrowings totaled $300.1 million at an average rate of 0.57%. As of December 31, 2007, short-term borrowings totaled $217.3 million at an average rate of 3.59%. As of December 31, 2006, short-term borrowings totaled $112.8 million at an average rate of 5.40%. The maximum short-term borrowings outstanding at any month-end were $356.5 million in 2008, $249.4 million in 2007 and $227.1 million in 2006. The maximum repurchase agreements outstanding at any month-end were $55.0 million in 2006. There were no repurchase agreements outstanding during any time in 2008 and 2007.

Long-Term Debt

Long-term debt totaled $79.4 million at December 31, 2008 and 2007. Our long-term debt consists of Trust Capital Securities through Commerce Harrisburg Capital Trust I, Commerce Harrisburg Capital Trust II and Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries as well as convertible borrowings. At December 31, 2008, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 with the acquisition of a $25.0 million borrowing with a 5-year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2-year maturity and a three-month conversion term at an initial interest rate of 4.49%. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2008 for further analysis of our long-term debt.

Stockholders’ Equity and Capital Adequacy

At December 31, 2008, stockholders’ equity totaled $114.5 million, up $2.1 million, or 2%, over stockholders’ equity at December 31, 2007. Increases in stockholders’ equity was due to our net income for the year as well as proceeds for shares issued under our stock purchase and stock option plans were partially offset by a decline in the fair value of investment securities available for sale. As a result of the increased unrealized losses on securities and strong asset growth during the year, the ratio of stockholders’ equity as a percent of total assets declined to 5.35% at December 31, 2008, from 5.68% at December 31, 2007. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2008, included herein, for additional discussion regarding

Stockholders’ Equity. The average equity to assets ratio at December 31, 2008 was 5.57% compared to 5.52% at December 31, 2007.

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

TABLE 12
			Minimum
	December 31,		Regulatory
	2008	2007	Requirements
Tier 1 Capital	9.67%	10.02%	4.00%
Total Capital	10.68	10.77	8.00
Leverage ratio (to total average assets)	7.52	7.24	4.00

At December 31, 2008, the consolidated capital levels of the Company and of the Bank met the regulatory definition of a “well-capitalized” financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol COBH. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2007 through December 31, 2008. As of December 31, 2008, there were approximately 2,200 holders of record of the Company’s common stock.

	Sales Price
Quarter Ended:	High	Low
March 31, 2008	$27.92	$23.79
June 30, 2008	29.39	24.01
September 30, 2008	33.82	20.81
December 31, 2008	31.00	22.23
March 31, 2007	$29.26	$26.09
June 30, 2007	29.28	25.20
September 30, 2007	31.65	22.35
December 31, 2007	33.11	27.46

The following graph shows the yearly percentage change in the Company’s cumulative total shareholder return on its common stock from December 31, 2003 to December 31, 2008 compared with the cumulative total return of a NASDAQ Bank Index and the NASDAQ Composite Market Index.

We offer a Dividend Reinvestment and Stock Purchase Plan by which dividends on our Common Stock and optional cash payments of up to $10,000 per month may be invested in our Common Stock at a 3% discount to the market price and without payment of brokerage commissions.

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 13 shows our GAP position as of December 31, 2008. The repricing assumptions used in the table are as follows:

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

•	Time deposit accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 13
	December 31, 2008
(dollars in thousands)	1 – 90 Days	91 – 180 Days	181 – 365 Days	1 – 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable	$537,534	$60,923	$94,778	$573,955	$213,741	$1,480,931
Securities	167,622	24,218	38,768	311,132	0	541,740
Total interest-earning assets	705,156	85,141	133,546	885,087	213,741	2,022,671
Interest-bearing liabilities:
Transaction accounts, excluding DDA	620,163	30,060	36,091	168,474	269,057	1,123,845
Time deposits	65,460	33,299	57,771	73,054	0	229,584
Short-term borrowings	300,125	0	0	0	0	300,125
Long-term debt	0	0	25,000	25,000	29,400	79,400
Total interest-bearing liabilities	985,748	63,359	118,862	266,528	298,457	1,732,954
Period GAP	(280,592)	21,782	14,684	618,559	(84,716)	$289,717
Cumulative GAP	$(280,592)	$(258,810)	$(244,126)	$374,433	$289,717
Cumulative RSA / RSL	71.54%	75.33%	79.10%	126.10%	116.72%

Notes: Securities are reported at fare value  for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

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

Our income simulation model analyzes interest rate sensitivity by projecting net interest income over the next 24 months in a flat rate scenario versus net interest income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects a 200 basis point increase and a 100 basis point decrease during the next year, with rates remaining constant in the second year. The 100 basis point decrease scenario represents a change in risk measurement adapted by management in the second quarter of 2008.

Our Asset/Liability Committee (ALCO) policy has established that income sensitivity will be considered acceptable if net interest income in the above mentioned interest rate scenario is within 4% of forecasted net interest income in the first year and within 5% using a two-year time frame.

The following table compares the impact on forecasted net income at December 31, 2008 of a plus 200 and minus 100 basis point (bp) change in interest rates to the impact at December 31, 2007 in the plus 200 and minus 200 bp scenarios.

	Plus 200	Minus 100	Minus 200
December 31, 2008:
Twelve Months	0.3%	(0.6)%	n/a
Twenty-Four Months	3.1%	(2.3)%	n/a
December 31, 2007:
Twelve Months	(1.9)%	n/a	1.9%
Twenty-Four Months	(0.5)%	n/a	0.5%

Management continues to evaluate strategies in conjunction with the Company’s ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our available for sale investment portfolio, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings or fixing the cost of our short-term borrowings.

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

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase and a 100 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change would result in the loss of 40% or more of the excess of market value over book value in the current rate scenario.  At December 31, 2008, the market value of equity calculation, when utilizing the normal practice of valuing all investments based on spot prices obtained in the marketplace, indicates an unacceptable level of interest rate risk in the plus 200 basis point scenario.  It is the Bank’s opinion that spot prices for securities in the Private Label CMO portfolio at December 31, 2008 were not indicative of their true fair value, as the marketplace for these instruments was displaced.  The Bank estimated alternative fair values for Private Label CMOs, incorporating acceptable methodology outlined in FAS 157 (3).  When utilizing the results of this alternative fair value methodology, the negative variability in the market value of equity in the plus 200 basis point scenario is reduced by approximately 62%, and is within acceptable limits.  The market value of equity in the minus 100 basis point scenario is within acceptable policy limits utilizing either traditional valuation methodology or the alternative methodology for Private Label CMOs.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate plus 200 or minus 100 bp change in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premium. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management’s assertion that our core deposits have stable balances over long periods of time, are relatively insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2008 provide an accurate assessment of our interest rate risk.

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

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. Cash from operating activities during 2008 declined to $3.5 million from $23.2 million during 2007. This decrease was primarily attributed to the timing of loan sales and resultant higher 2008 balance in loans held for sale. Investing activities resulted in a net cash outflow of $162.4 million during 2008 compared to $126.3 million in 2007, primarily due to the strong loan growth. Financing activities resulted in a net inflow of $157.4 million in 2008 compared to $101.6 million in 2007. The cash inflow in 2008 was mostly from an increase in short-term borrowings of $82.8 million and an increase in deposits of $73.1 million.

At December 31, 2008, liquid assets (defined as cash and cash equivalents, short-term investments, mortgages available for sale, securities available for sale, and non-mortgage-backed securities held to maturity due in one year or less) totaled $399.4 million, or 19%, of total assets. This compares to $444.9 million, or 23%, of total assets, at December 31, 2007.

Our investment portfolio consists mainly of mortgage-backed securities, which do not have bullet final maturities. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2008, our total potential liquidity through these secondary sources was $627.7 million of which $277.6 million was currently available, as compared to $694.2 million at December 31, 2007 of which $426.8 million was currently available.

Two other key statistics that are utilized in the liquidity measurement and management process are the available liquidity statistic and the contingency liquidity ratio.  Available liquidity is defined as the sum of cash and due from banks net of the Federal Reserve Bank’s reserve requirement, plus federal funds sold, the market value of non-pledged investment securities, and unused borrowing capacity.  The contingency liquidity ratio is defined as the sum of unencumbered investment securities and federal funds sold divided by total deposits.  Available liquidity totaled $330.9 million at December 31, 2008, down $192.9 million from December 31, 2007 due to investment portfolio run-off and a lower level of unused borrowing capacity that resulted from loan growth out pacing deposit growth.  The contingency liquidity ratio measured 10.9% at year-end 2008 versus 12.1% at year-end 2007.  The decrease in this ratio reflected investment portfolio run-off that was not reinvested.  The lower levels of these two liquidity measurement statistics are coupled with the current distressed market environment which has adversely impacted the pricing of Collateralized Mortgage Obligation (CMO) securities in the Bank’s investment portfolio and impedes our inclination to act on a sale of CMO securities in the available for sale portfolio for liquidity purposes.  Current economic conditions and the lack of a liquid market could affect our ability to sell these securities, as well as the value we would be able to realize.  The Bank continues to evaluate alternative sources of liquidity, and recently undertook a $15.0 million unsecured line of credit with the Atlantic Central Bankers Bank.  The Bank has also opted to participate in the Temporary Liquidity Guarantee Program which provides 100% federal insurance coverage for any individual non-interest demand checking account and low-interest NOW checking account whose balance exceeds $250,000.  The Bank is also currently evaluating the recently developed Capital Assistance Program which offers tier 1 capital assistance in the form of convertible preferred stock.

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

Aggregate Contractual Obligations

The following table represents our on-and–off balance sheet aggregate contractual obligations to make future payments as of December 31, 2008:

TABLE 14
	December 31, 2008
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$156,530	$57,312	$15,742	$0	$229,584
Long-Term Debt	25,000	0	25,000	29,400	79,400
Fiserv Obligation	$6,309	$8,238	$6,736	$6,629	$27,912
Operating Leases	2,288	4,371	4,081	26,678	37,418
Sponsorship Obligation	467	467	467	932	2,333
Total	$190,594	$70,388	$52,026	$63,639	$376,647

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2008, included herein.

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

On November 10, 2008, we announced that we have signed a definitive agreement and plan of merger, to acquire Republic First Bancorp, Inc. (“Republic First”) through the issuance of 0.34 to 0.38 shares of Pennsylvania Commerce common stock for each share of Republic First common stock outstanding immediately prior to completion of the merger.  Republic First, with total assets of approximately $952.0 million as of December 31, 2008, will be merged with and into Pennsylvania Commerce.  This transaction is expected to close in the second quarter 2009, subject to regulatory and shareholder approval for both companies

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2008, included herein, for additional information.

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

These forward-looking statements include statements with respect to the Company’s beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond the Company’s control). The words “may”, “could”, “should”, “would”, “believe”, “anticipate”, “estimate”, “expect”, “intend”, “plan” and similar expressions are intended to identify forward-looking statements. The following factors, among others, including those discussed in Item 1A “Risk Factors” and Item 7 “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and elsewhere in this annual report could cause the Company’s financial performance to differ materially from that expressed in such forward-looking statements:

•
the Company’s ability to successfully transition all services currently provided to it, by TD Bank, N.A. and Commerce Bancorp LLC (formerly Commerce Bancorp, Inc.) to the Company’s new service provider, Fiserv Solutions, Inc.

•	the receipt of a $6 million fee from TD Bank if the transition of all services is completed by the required dates as called for in the Transition Agreement between the two parties;

•
whether the transactions contemplated by the merger agreement with Republic First will be approved by the shareholders of both companies and by the applicable federal, state and local regulatory authorities;

•
the Company’s ability to complete the proposed merger with Republic First Bancorp, Inc., to integrate successfully Republic First’s assets, liabilities, customers, systems and management personnel into the Company’s operations, and to realize expected cost savings and revenue enhancements within expected timeframes;

•
the possibility that expected Republic First merger-related charges are materially greater than forecasted or that final purchase price allocations based on fair value of the acquired assets and liabilities at the effective date of the merger and related adjustments to yield and/or amortization of the acquired assets and liabilities are materially different from those forecasted;

•	adverse changes in the Company’s or Republic First’s loan portfolios and the resulting credit risk-related losses and expenses;

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

•
general economic or business conditions, either nationally, regionally or in the communities in which either the Company or Republic First does business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality or a reduced demand for credit;

•	continued levels of loan quality and volume origination;

•	the adequacy of loss reserves;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the willingness of customers to substitute competitors’ products and services for the Company’s products and services and vice versa;

•	unanticipated regulatory or judicial proceedings;

•	interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services by the Company and the acceptance of such products and services by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	effect of terrorists attacks and threats of actual war;

•	and the success of the Company at managing the risks involved in the foregoing.

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements. The foregoing list of important factors is not exclusive and you are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document. The Company does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of the Company. For information concerning events or circumstances after the date of this report, refer to the Company’s filings with the Securities and Exchange Commission (“SEC”).

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable; our net interest margin for the year ended December 31, 2008 was 4.09%, an increase of 79 basis points from 3.30% for the year ended December 31, 2007. See the section titled “Net Interest Income and Net Interest Margin” in this Management’s Discussion and Analysis for further discussion regarding our net interest margin performance.

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

We, as management of Pennsylvania Commerce Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits.  Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company’s system of internal control over financial reporting as of December 31, 2008, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concludes that, as of December 31, 2008, its system of internal control over financial reporting is effective and meets the criteria of Internal Control – Integrated Framework.

Beard  Miller  Company  LLP, an independent registered public accounting firm,   has   audited  the  Consolidated  Financial  Statements  of  the Corporation for the year ended December 31, 2008, appearing elsewhere in this  annual  report,  and  has  issued  an  attestation  report  on the effectiveness  of  the  Corporation's  internal  control  over financial reporting  as  of December 31, 2008, as stated in their report, which is included herein.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)

March 12, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Pennsylvania Commerce Bancorp, Inc. and subsidiaries as of December 31, 2008 and 2007, and the related consolidated statements of income, stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2008. Pennsylvania Commerce Bancorp, Inc.’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Pennsylvania Commerce Bancorp, Inc. and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Pennsylvania Commerce Bancorp, Inc.’s internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2009 expressed an unqualified opinion.

                                             /s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 16, 2009

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Pennsylvania Commerce Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Pennsylvania Commerce Bancorp, Inc.’s (the “Corporation”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Pennsylvania Commerce Bancorp, Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Corporation’s internal control over financial reporting based on our audit.

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

In our opinion, Pennsylvania Commerce Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of income, stockholders’ equity and cash flows of Pennsylvania Commerce Bancorp, Inc. and subsidiaries, and our report dated March 16, 2009 expressed an unqualified opinion.

/s/ Beard Miller Company LLP

Beard Miller Company LLP
Harrisburg, Pennsylvania
March 16, 2009

Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2008	2007
Assets
Cash and cash equivalents	$49,511	$50,955
Securities, available for sale at fair value	341,656	387,166
Securities, held to maturity at cost
(fair value 2008: $154,357; 2007: $256,248)	152,587	257,467
Loans, held for sale	41,148	14,143
Loans receivable, net of allowance for loan losses
(allowance 2008: $16,719; 2007: $10,742)	1,423,064	1,146,629
Restricted investments in bank stocks	21,630	18,234
Premises and equipment, net	87,059	89,307
Other assets	23,872	15,110
Total assets	$2,140,527	$1,979,011

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$280,556	$271,894
Interest-bearing	1,353,429	1,289,002
Total deposits	1,633,985	1,560,896
Short-term borrowings and repurchase agreements	300,125	217,335
Long-term debt	79,400	79,400
Other liabilities	12,547	9,045
Total liabilities	2,026,057	1,866,676
Stockholders’ Equity:
Preferred stock – Series A noncumulative; $10.00 par value;
1,000,000 shares authorized; 40,000 shares issued and outstanding	400	400
Common stock – $1.00 par value; 10,000,000 shares authorized;
(issued and outstanding shares 2008: 6,446,421; 2007: 6,313,663)	6,446	6,314
Surplus	73,221	70,610
Retained earnings	51,683	38,862
Accumulated other comprehensive loss	(17,280)	(3,851)
Total stockholders’ equity	114,470	112,335
Total liabilities and stockholders’ equity	$2,140,527	$1,979,011

See accompanying notes.

Consolidated Statements of Income
	Years Ended December 31,
(in thousands, except per share amounts)	2008	2007	2006
Interest Income
Loans receivable, including fees:
Taxable	$79,247	$76,753	$64,592
Tax-exempt	3,427	2,109	1,029
Securities:
Taxable	28,401	37,060	38,845
Tax-exempt	65	65	85
Total interest income	111,140	115,987	104,551
Interest Expense
Deposits	22,211	42,197	39,762
Short-term borrowings	5,349	10,804	10,267
Long-term debt	4,875	3,494	1,731
Total interest expense	32,435	56,495	51,760
Net interest income	78,705	59,492	52,791
Provision for loan losses	7,475	1,762	1,634
Net interest income after provision for loan losses	71,230	57,730	51,157
Noninterest Income
Service charges and other fees	23,929	20,688	16,816
Other operating income	923	702	640
Gains on sales of loans	738	1,262	1,136
Gains (losses) on sales/call of securities	(157)	171	160
Total noninterest income	25,433	22,823	18,752
Noninterest Expenses
Salaries and employee benefits	38,085	34,495	30,864
Occupancy	8,087	7,560	6,568
Furniture and equipment	4,307	4,075	3,587
Advertising and marketing	2,747	3,334	2,971
Data processing	7,234	6,501	5,420
Postage and supplies	1,878	1,963	1,621
Regulatory assessments and related fees	2,834	3,062	511
Telephone	2,214	2,386	1,152
Core system conversion/branding	935	-	-
Merger/acquisition	491	-	-
Other	9,097	7,431	6,600
Total noninterest expenses	77,909	70,807	59,294
Income before taxes	18,754	9,746	10,615
Provision for federal income taxes	5,853	2,745	3,361
Net income	$12,901	$7,001	$7,254
Net Income per Common Share
Basic	$2.02	$1.11	$1.18
Diluted	1.97	1.07	1.12
Average Common and Common Equivalent Shares Outstanding
Basic	6,356	6,237	6,099
Diluted	6,520	6,462	6,381

See accompanying notes.

Consolidated Statements of Stockholders’ Equity

(dollars in thousands)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive(Loss)	Total
January 1, 2006	$400	$6,014	$64,859	$24,767	$(4,397)	$91,643
Comprehensive income:
Net income	-	-	-	7,254	-	7,254
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(57)	(57)
Total comprehensive income						7,197
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 95,561 shares issued under stock option plans, including tax benefit of $513	-	96	877	-	-	973
Common stock of 210 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 39,525 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	39	1,001	-	-	1,040
Common stock share-based awards	-	-	329	-	-	329
December 31, 2006	400	6,149	67,072	31,941	(4,454)	101,108
Comprehensive income:
Net income	-	-	-	7,001	-	7,001
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	603	603
Total comprehensive income						7,604
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 106,260 shares issued under stock option plans, including tax benefit of $368	-	106	1,294	-	-	1,400
Common stock of 220 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 58,028 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	59	1,519	-	-	1,578
Common stock share-based awards	-	-	719	-	-	719
December 31, 2007	400	6,314	70,610	38,862	(3,851)	112,335
Comprehensive income:
Net income	-	-	-	12,901	-	12,901
Change in unrealized gains (losses) on securities, net of taxes	-	-	-	-	(13,429)	(13,429)
Total comprehensive (loss)						(528)
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 95,386 shares issued under stock option plans, including tax benefit of $102	-	95	548	-	-	643
Common stock of 160 shares issued under employee stock purchase plan	-	-	4	-	-	4
Proceeds from issuance of 37,212 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	37	917	-	-	954
Common stock share-based awards	-	-	1,142	-	-	1,142
December 31, 2008	$400	$6,446	$73,221	$51,683	$(17,280)	$114,470

See accompanying notes.

Consolidated Statements of Cash Flows
(in thousands)	Years Ended December 31,
	2008	2007	2006
Operating Activities
Net income	$12,901	$7,001	$7,254
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	7,475	1,762	1,634
Provision for depreciation and amortization	5,007	4,789	4,004
Deferred income taxes	(2,215)	73	1,319
Amortization of securities premiums and accretion of discounts, net	450	567	776
Net (gains) losses on sales and calls of securities	157	(171)	(160)
Proceeds from sales of loans originated for sale	60,620	86,604	93,789
Loans originated for sale	(86,897)	(84,301)	(97,524)
Gains on sales of loans originated for sale	(738)	(1,262)	(1,136)
Loss on disposal of equipment	0	0	270
Stock-based compensation	1,142	719	329
Amortization of deferred loan origination fees and costs	1,726	1,858	2,174
(Increase) decrease in other assets	406	2,904	(5,847)
Increase (decrease) in other liabilities	3,502	2,647	(518)
Net cash provided by operating activities	3,536	23,190	6,364
Investing Activities
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	113,348	149,790	44,923
Proceeds from sales	1,840	0	2,081
Purchases	(10,571)	(87,590)	(60,400)
Securities available for sale:
Proceeds from principal repayments and maturities	47,627	55,423	112,533
Purchases	(23,212)	(49,949)	(124,527)
Proceeds from sales of loans receivable	1,806	2,683	1,181
Net increase in loans receivable	(287,430)	(179,720)	(162,473)
Net purchase of restricted investments in bank stock	(3,396)	(6,507)	(265)
Proceeds from sale of premises and equipment and foreclosed real estate	479	62	827
Purchases of premises and equipment	(2,867)	(10,479)	(22,516)
Net cash used by investing activities	(162,376)	(126,287)	(208,636)
Financing Activities
Net increase in demand, interest checking, money market, and savings deposits	9,247	3,270	249,695
Net increase (decrease) in time deposits	63,842	(59,151)	(3,978)
Net increase (decrease) in short-term borrowings	82,790	104,535	(45,100)
Proceeds from long-term debt	0	50,000	15,800
Proceeds from common stock options exercised	541	1,032	460
Proceeds from dividend reinvestment and common stock purchase plan	954	1,578	1,040
Tax benefit on exercise of stock options	102	368	513
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided by financing activities	157,396	101,552	218,350
Increase (decrease) in cash and cash equivalents	(1,444)	(1,545)	16,078
Cash and cash equivalents at beginning of year	50,955	52,500	36,422
Cash and cash equivalents at year-end	$49,511	$50,955	$52,500

See accompanying notes.

Notes to Consolidated Financial Statements

1.           Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

The consolidated financial statements presented include the accounts of Pennsylvania Commerce Bancorp, Inc. (the Company) and its wholly-owned subsidiary Commerce Bank/Harrisburg (Commerce or Bank). All material intercompany transactions have been eliminated. The Company was formed July 1, 1999 and is subject to regulation of the Federal Reserve Bank.

The Company is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary Commerce Bank. As a Pennsylvania state chartered bank, Commerce is subject to regulation of the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation. The Bank serves primarily the Harrisburg, York, Reading and Lancaster markets of South Central Pennsylvania.

Estimates

The financial statements are prepared in conformity with accounting principles generally accepted in the United States of America. These principles require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, impaired loans, the valuation of deferred tax assets, and the valuation of securities available for sale.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that are deemed to be other than temporary are reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considers (1) adverse changes in the general market condition of the industry in which the investment is related, (2) the financial condition and near-term prospects of the issuer, (3) the seniority of the tranche owned by the Bank in relation to the entire bond issue, (4) current prepayment behavior, (5) current credit agency ratings, (6) the credit support available in the bond structure to absorb losses, and (7) each of the following with respect to the underlying collateral: (a) delinquency percentages and trends, (b) weighted average loan-to-value ratios, (c) weighted average FICO scores, and (d) the level of foreclosure and OREO activity. Also considered is the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future or until maturity or payoff are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan or the call date.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal.  When a loan is considered impaired and it is also in non accrual status, the unpaid interest is treated the same as it is for a non accrual loan.  If a loan is considered impaired and accruing, interest is recognized as accrued.  Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified impaired. For such loans, an allowance is established when the discounted cash flows or collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Additionally, the general component is maintained to cover uncertainties that could affect management’s estimates of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

The allowance for loan losses is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management’s periodic evaluation of the adequacy of the allowance is based on the Bank’s past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower’s ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions, and other relevant factors. This evaluation is inherently subjective as it requires material estimates that may be susceptible to change, including the amounts and timing of future cash flows expected to be received on impaired loans. A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Management determines the significance of payment delays and payment shortfalls on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay, the borrower’s prior payment record and the amount of the shortfall in relation to the principal and interest owed. Impairment is measured on a loan by loan basis for commercial, commercial mortgage and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

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

Restricted Investments in Bank Stock

Prior to 2008, restricted investments in bank stocks included Federal Home Loan Bank of Pittsburgh (FHLB) and Federal Reserve Bank (FRB) stocks. At December 31, 2008, restricted investments in bank stocks included FHLB stock only. During the fourth quarter of 2008, the Bank applied for and was granted a change from a national bank charter to a Pennsylvania state bank charter. At the same time, the Bank’s primary federal regulator changed from the FRB to the Federal Deposit Insurance Corporation (FDIC). Therefore, the Bank was required to redeem $2.8 million of FRB stock. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2008, $18.8 million of the Company’s $21.6 million of FHLB stock was purchased to cover the Company’s borrowing level on its credit line at the FHLB. The stock is carried at cost.

The Company evaluates the restricted investment in bank stock for impairment in accordance with Statement of Position (SOP) 01-6, Accounting by Certain Entities (Including Entities With Trade Receivables) That Lend to or Finance the Activities of Others. The Company’s determination of whether these investments are impaired is based on their assessment of the ultimate recoverability of their cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of their cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB.

The Company believes no impairment charge is necessary related to the FHLB restricted stock as of December 31, 2008.

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

Effective January 1, 2007, the Company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes”. As a result of the Company’s evaluation of the implementation of FIN 48, no significant income tax uncertainties were identified.  The Company did not recognize any income tax interest or penalties for the years ended December 31, 2008, 2007 and 2006. The tax years subject to examination by the taxing authorities are calendar years 2005 through 2008.

Bank Premises and Equipment

Bank premises and equipment are carried at cost less accumulated depreciation and amortization. Depreciation is charged to operations over the estimated useful lives of the respective assets. Leasehold improvements are amortized over the terms of the respective leases or the estimated useful lives of the improvements, whichever is shorter. Depreciation and amortization are determined on the straight-line method for financial reporting purposes, and accelerated methods for income tax purposes.

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosure are held for sale and are initially recorded at fair value at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell the asset.  Losses on foreclosed real estate were $303,000 as stated in the Consolidated Statement of Income under other non interest expense for year ended December 31, 2008.  Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in other assets. Foreclosed real estate assets totaled $743,000 as of December 31, 2008 as compared to $489,000 as of December 31, 2007.

Transfers of Financial Assets

Transfers of financial assets, including sales of loans and loan participations, are accounted for as sales when control over the assets has been surrendered. Control over transferred assets is deemed to be surrendered when (1) the assets have been isolated from the Company, (2) the transferee obtains the right (free of conditions that constrain it from taking advantage of that right) to pledge or exchange the transferred assets, and (3) the Company does not maintain effective control over the transferred assets through an agreement to repurchase them before their maturity.

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

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks and federal funds sold as cash and cash equivalents. Generally, federal funds, a component of cash and cash equivalents are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2008, 2007, and 2006 for interest expense on deposits, borrowings and debt was $32.2 million, $56.4 million, and $51.5 million respectively. Income taxes paid totaled $8.0 million, $1.7 million, and $2.7 million in 2008, 2007, and 2006, respectively.

Stock-Based Compensation

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

The cash flows resulting from the tax benefits due to deductions in excess of the compensation cost recognized for options (excess tax benefits) are classified as financing cash flows.

Recent Accounting Standard

FASB Statement No. 141 (R) “Business Combinations” was issued in December of 2007. This Statement establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The Statement also provides guidance for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the financial statements to evaluate the nature and financial effects of the business combination. The guidance will impact business combinations which occur after January 1, 2009.  Given that FASB Statement No.  141(R) will require the expensing of direct acquisition costs, the Company expensed such costs in 2008 that were incurred in conjunction with the pending acquisition described in Note 23.

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

Reclassifications

Certain amounts in the 2006 and 2007 financial statements have been reclassified to conform to the 2008 presentation format. Such reclassifications had no impact on the Company’s net income.

2.           Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The average amount of these reserve balances maintained for 2008 and 2007 was approximately $7.8 million and $24.8 million, respectively.

3.           Securities

The amortized cost and fair value of securities are summarized in the following tables.

	December 31, 2008
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$5,000	$2	$0	$5,002
Mortgage-backed securities	363,241	2,253	(28,840)	336,654
Total	$368,241	$2,255	$(28,840)	$341,656
Held to Maturity:
U.S. Government Agency securities	$36,500	$258	$0	$36,758
Municipal securities	1,623	12	0	1,635
Mortgage-backed securities	112,472	2,049	(557)	113,964
Corporate debt securities	1,992	8	0	2,000
Total	$152,587	$2,327	$(557)	$154,357

	December 31, 2007
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$5,000	$0	$(42)	$4,958
Mortgage-backed securities	388,000	375	(6,167)	382,208
Total	$393,000	$375	$(6,209)	$387,166
Held to Maturity:
U.S. Government Agency securities	$133,303	$606	$(163)	$133,746
Municipal securities	1,621	16	0	1,637
Mortgage-backed securities	116,058	213	(1,545)	114,726
Corporate debt securities	6,485	70	(416)	6,139
Total	$257,467	$905	$(2,124)	$256,248

The amortized cost and fair value of debt securities at December 31, 2008 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$0	$0	$1,500	$1,502
Due after one year through five years	0	0	7,646	7,674
Due after five years through ten years	5,000	5,002	15,000	15,099
Due after ten years	0	0	15,969	16,118
	5,000	5,002	40,115	40,393
Mortgage-backed securities	363,241	336,654	112,472	113,964
Total	$368,241	$341,656	$152,587	$154,357

There were no sales of securities in the available for sale portfolio in 2008. There was one sale in the held to maturity portfolio during the second quarter of 2008. The Company sold a $2.0 million corporate debt security due to significant deterioration in the creditworthiness of the issuer. A pretax loss of $157,000 was recognized on this sale during the second quarter of 2008.

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

At December 31, 2008 and 2007, securities with a carrying value of $320.3 million and $455.4 million respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table shows the Company’s investments’ gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position.

	December 31, 2008
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Mortgage-backed securities	$60,927	$(5,025)	$144,387	$(23,815)	$205,314	$(28,840)
Total	$60,927	$(5,025)	$144,387	$(23,815)	$205,314	$(28,840)
Held to Maturity:
Mortgage-backed securities	$0	$0	$4,916	$(557)	$4,916	$(557)
Total	$0	$0	$4,916	$(557)	$4,916	$(557)

	December 31, 2007
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government Agency securities	$0	$0	$4,958	$(42)	$4,958	$(42)
Mortgage-backed securities	80,732	(1,110)	226,261	(5,057)	306,993	(6,167)
Total	$80,732	$(1,110)	$231,219	$(5,099)	$311,951	$(6,209)
Held to Maturity:
U.S. Government Agency securities	$9,990	$(9)	$59,846	$(154)	$69,836	$(163)
Mortgage-backed securities	10	0	88,362	(1,545)	88,372	(1,545)
Corporate debt securities	1,580	(416)	0	0	1,580	(416)
Total	$11,580	$(425)	$148,208	$(1,699)	$159,788	$(2,124)

At December 31, 2008, eight mortgage-backed securities were in an unrealized loss position for less than twelve months. At the same date, thirty-two mortgage-backed securities have been in a continuous unrealized loss position for twelve months or more.

Our investment securities portfolio consists primarily of U.S. Government agency securities, U.S. Government sponsored agency mortgage-backed obligations and private-label collateralized mortgage obligations (CMO’s). The securities of the U.S. Government sponsored agencies and the U.S. Government mortgage-backed securities have little, if any, credit risk because they are either backed by the full faith and credit of the U.S. Government or their principal and interest payments are guaranteed by an agency of the U.S. Government. Private label CMO’s are not backed by the full faith and credit of the U.S. Government nor are their principal and interest payments guaranteed. Historically, most private label CMO’s have carried an AAA insurance rating on the underlying issuer, however, the sub-prime mortgage problems and collapse in the residential housing market in the U.S. throughout 2008 have led to ratings downgrades and subsequent other-than-temporary impairment of many types of CMO’s.

The unrealized losses in the Company’s investment portfolio at December 31, 2008 were associated with two different types of securities. The first type includes eight floating rate government agency sponsored collateralized mortgage obligations (CMO’s), all of which have yields that are indexed to a spread over the one month London Interbank Offered Rate (LIBOR). Management believes that the unrealized losses on the Company’s investment in these federal agency CMO’s was caused by the overall very low level of market interest rates, including LIBOR. The Company purchased those investments at a discount relative to their face amount, and the contractual cash flows of those investments are guaranteed by an agency of the U.S. government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because management believes the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2008.

The second type of security in the Company’s investment portfolio with unrealized losses at December 31, 2008 were private label CMO’s. As of December 31, 2008, Commerce Bank owned thirty-two CMO securities in its investment portfolio with a total book value of $160.4 million.  Management performs periodic assessments of these securities for other-than-temporary impairment. See Note 1 for a list of considerations management utilizes in its assessment.  To help with this assessment, management requested an independent third party (the third party) with expertise regarding CMO securities to prepare an analysis of all private-label CMO’s held in the Bank’s investment portfolio.  The third party produced a book which detailed historical performance for each CMO dating back to the bonds issuance as well as a separate collateral default analysis with various levels of loss severity for each bond. The third party also assigned each bond to one of four categories based upon their knowledge and analysis of the bonds.  They ranked 7 of the Bank’s private-label CMO’s as excellent, 20 of them as very good, 5 of them as fair and none were rated as poor.  Management discussed the characteristics and performance of each of the fair-rated bonds with a CMO analyst employed by the third party to gain better insight into the risks and probability of loss potential associated with each bond.

While each of these five bonds has experienced an increase in delinquency, foreclosure and OREO activity, none has yet experienced default rates high enough, in management’s opinion, to warrant impairment of the tranche owned by the Bank at this time.  Also, at this time there appears to be sufficient credit support built into the structure of each bond to absorb losses ranging from 6% to 9% of the remaining balance before impairment could begin to affect the tranches owned by the Bank.  Two of the bonds were recently downgraded by Fitch rating service, one to BBB and the other to BB status.  These bonds are split-rated as S&P and Moody’s continue to rate them above investment grade.  The downgrading by one of the three rating service agencies does not necessarily indicate current impairment in management’s opinion.

Management also applied a pricing methodology as permitted by FAS #157(3) to the Bank’s entire private-label CMO portfolio in an effort to provide what may be more reasonable pricing of these bonds at December 31, 2008 in a more normalized trading market.   The results produced much higher market prices as of 12/31/08 than were obtained by way of matrix pricing the securities with street bids.  Although the accounting guidance would permit the Bank to utilize these higher prices, management has elected to utilize the lower matrix pricing for its year-end financial statements.

In summary, based upon a detailed analysis, management does not believe that the decreased market prices associated with any of the Bank’s private label CMO investments represent other-than-temporary impairment as of December 31, 2008.

4.           Loans Receivable and Allowance for Loan Losses

A summary of loans receivable is as follows:

	December 31,
(in thousands)	2008	2007
Real Estate:
Commercial Mortgage	$599,321	$430,778
Construction and Land Development	54,075	54,475
Residential Mortgage	86,490	80,575
Tax-Exempt	96,506	53,690
Commercial Business	195,258	192,390
Consumer	237,628	211,536
Commercial Lines of Credit	170,505	133,927
	1,439,783	1,157,371
Less: Allowance for Loan Losses	16,719	10,742
Net Loans Receivable	$1,423,064	$1,146,629

The following is a summary of the transactions in the allowance for loan losses.

	Years Ended December 31,
(in thousands)	2008	2007	2006
Balance at beginning of year	$10,742	$9,685	$9,231
Provision charged to expense	7,475	1,762	1,634
Recoveries	170	72	105
Loans charged off	(1,668)	(777)	(1,285)
Balance at end of year	$16,719	$10,742	$9,685

At December 31, 2008 and 2007, the recorded investment in loans considered to be impaired under FASB Statement No. 114 “Accounting by Creditors for Impairment of a Loan” totaled $41.8 million and $9.1 million, respectively. At December 31, 2008, $12.7 million of impaired loans have a specific valuation allowance of $3.7 million as compared to $1.3 million of impaired loans having a specific valuation allowance of $536,000 at December 31, 2007. Nonaccrual loans at December 31, 2008 and 2007 totaled $27.1 million and $2.9 million, respectively. Loans past due 90 days or more and still accruing interest totaled $0 at both December 31, 2008 and December 31, 2007.

Impaired loans averaged approximately $21.0 million, $11.7 million and $10.5 million during 2008, 2007 and 2006, respectively. Interest income recognized on these loans amounted to $1.9 million, $883,000 and $1.1 million during 2008, 2007 and 2006, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms including interest rate and collateralization, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $15.1 million and $14.9 million at December 31, 2008 and 2007, respectively. During 2008, $5.9 million of new advances were made and repayments totaled $5.7 million.

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

Outstanding letters of credit written are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twenty-four months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding guarantees. The amount of the liability as of December 31, 2008 as well as at December 31, 2007 for guarantees under standby letters of credit issued was $0.

The Bank’s maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2008	2007
Commitments to grant loans	$3,885	$5,537
Unfunded commitments of existing commercial loans	361,951	309,134
Unfunded commitments of existing consumer loans	63,785	59,970
Standby letters of credit	41,771	37,004
Total	$471,392	$411,645

6.           Concentrations of Credit Risk

The Company’s loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $722.0 million at December 31, 2008.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management’s credit evaluations of the respective borrowers.

7.           Bank Premises, Equipment and Leases

Bank premises and equipment are stated at cost less accumulated depreciation. Depreciation expense for 2008, 2007 and 2006 was $5.0 million, $4.8 million and $4.0 million, respectively, and is computed on the straight-line method over the following estimated useful lives of the related assets:

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	1 - 15
Computer equipment and software	3 - 8

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2008	2007
Land	$15,386	$15,386
Buildings	66,841	66,217
Construction in process	972	1,010
Leasehold improvements	2,396	2,346
Furniture, fixtures and equipment	25,920	24,052
	111,515	109,011
Less accumulated depreciation and amortization	24,456	19,704
	$87,059	$89,307

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2033. Total rental expense for operating leases in 2008, 2007, and 2006 was $2.7 million, $2.6 million, and $2.3 million, respectively. At December 31, 2008, future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2009	$ 2,288
2010	2,185
2011	2,186
2012	2,053
2013	2,028
Thereafter	26,678
Total minimum lease payments	$ 37,418

8.           Deposits

The composition of deposits is as follows:

	December 31,
(in thousands)	2008	2007
Noninterest bearing demand	$280,556	$271,894
Interest checking and money market	732,234	747,550
Savings	391,611	375,710
Time certificates $100,000 or more	94,079	72,406
Other time certificates	135,505	93,336
	$1,633,985	$1,560,896

At December 31, 2008, the scheduled maturities of time deposits are as follows:

(in thousands)
2009	$ 156,530
2010	32,108
2011	25,204
2012	2,656
2013	13,086
$ 229,584

9.   Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $563 million and certain qualifying assets of the Bank collateralize the line. There was $300.1 million outstanding at December 31, 2008 and $191.8 million outstanding at December 31, 2007 on this line of credit. At December 31, 2008 and December 31, 2007 the Bank had availability under one repurchase agreement to borrow up to $50 million of which $0 was outstanding. The Company did not have any securities pledged at December 31, 2008 and 2007 under these repurchase agreements. The Bank has a $25 million line of credit from TD Bank, N.A. of which $0 was outstanding at December 31, 2008. At December 31, 2007, $25.5 million was outstanding on this line of credit which, at that time, was a $50 million line. The Bank will discontinue this line of credit arrangement in 2009 as it transitions its relationship away from TD Bank, N.A. In addition to the previously mentioned sources, the Bank has a $15.0 million federal funds line of credit with another correspondent bank of which there was $0 outstanding at December 31, 2008 and December 31, 2007, respectively.  The weighted average interest rate of total short-term borrowings was 0.57% at December 31, 2008 and 3.59% at December 31, 2007.

10. Long-term Debt

As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 when it obtained $25.0 million in borrowings with a 5 year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2 year maturity and a three month conversion term at an initial interest rate of 4.49%. At December 31, 2008, all $50.0 million of convertible select borrowings were outstanding at their respective initial interest rates.

On June 15, 2000, the Company issued $5 million of 11% fixed rate Trust Capital Securities to Commerce Bancorp, Inc. (now known as Commerce Bancorp LLC) through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

On September 28, 2001, the Company issued $8 million of 10% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust II, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

On September 29, 2006, the Company issued $15 million of 7.75% fixed rate Trust Capital Securities to Commerce Bank, N.A. through Trust III, a Delaware business trust subsidiary. Commerce Bank, N.A. subsequently changed its name to TD Bank, N.A. as the result of the purchase of its holding company, Commerce Bancorp, Inc., by a wholly-owned subsidiary of the Toronto-Dominion Bank. The issuance of the Trust Capital Securities has similar properties as Trust I and Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I and Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100.00% of the principal plus accrued interest, if any. All $15 million of the Trust Capital Securities qualified as Tier 1 capital for regulatory capital purposes.

The remaining $1.4 million in long-term debt represents the Company’s ownership interest in the non-bank subsidiary Trusts, which the Company was required to deconsolidate in 2004 as a result of FASB Interpretation No. 46 “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51”.

The scheduled maturities for long-term debt over the next five years and thereafter are as follows:

(in thousands)
2009	$ 25,000
2012	25,000
Thereafter	29,400
$ 79,400

11. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2008	2007	2006
Provision at statutory rate on pretax income	$6,564	$3,314	$3,715
Tax-exempt income on loans and investments	(1,087)	(647)	(339)
Other	376	78	(15)
	$5,853	$2,745	$3,361

The statutory tax rate used to calculate the provision in 2008 and 2006 was 35% and a 34% statutory tax rate was used in 2007 due to the projected pretax consolidated earnings of the Company.

The components of income tax expense are as follows:

	Years Ended December 31,
(in thousands)	2008	2007	2006
Current	$8,068	$2,672	$2,042
Deferred expense (benefit)	(2,215)	73	1,319
	$5,853	$2,745	$3,361

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2008	2007
Deferred tax assets:
Allowance for loan losses	$5,852	$3,652
Unrealized losses on securities	9,305	1,984
Other	495	271
Total deferred tax assets	15,652	5,907
Deferred tax liabilities:
Premises and equipment	(2,772)	(2,428)
Prepaid expenses	(267)	(414)
Deferred loan fees	(1,051)	(1,039)
Total deferred tax liabilities	(4,090)	(3,881)
Net deferred tax assets	$11,562	$2,026

A tax benefit of $55,000 was recognized on net securities losses during 2008 and tax expense of $58,000 and $56,000 was recognized on net securities gains during 2007 and 2006, respectively. For 2008, the Company will receive a tax benefit on its federal income tax return totaling $102,000, and for 2007 and 2006, the Company received a tax benefit on its federal income tax return totaling $368,000 and $513,000, respectively for the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised.

12. Stockholders’ Equity

At December 31, 2008 and 2007, Commerce Bancorp LLC, owned 40,000 shares of the Company’s Series A $10 par value noncumulative nonvoting preferred stock.  Warrants that entitled Commerce Bancorp LLC to purchase 287,332 shares of the Company’s common stock, exercisable at $3.48 per share, in the event of a “change in control” (as defined in the Warrant Agreement) expired on October 7, 2008. None of these warrants were exercised during 2008, 2007, or 2006. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has implemented a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of up to $10,000 per month may be reinvested in additional common shares at a 3% discount from the current market price. Employees who have been continuously employed for at least one year are also eligible to participate in the plan under the same terms as listed above for shareholders. A total of 37,372, 58,248 and 39,735 common shares were issued pursuant to this plan in 2008, 2007, and 2006, respectively. At December 31, 2008, the Company had reserved approximately 255,000 common shares to be issued in connection with the plan.

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share.

	For the Years Ended December 31,
	2008			2007			2006
(in thousands, except per share amounts)	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:
Net income	$ 12,901			$ 7,001			$ 7,254
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	12,821	6,356	$ 2.02	6,921	6,237	$ 1.11	7,174	6,099	$ 1.18
Effect of dilutive securities:
Stock options		164			225			282
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$ 12,821	6,520	$ 1.97	$ 6,921	6,462	$ 1.07	$ 7,174	6,381	$ 1.12

There were 533,966 options excluded from the computation of diluted earnings per share for the year ended December 31, 2008 which were exercisable  between the prices of $27.00 and $33.50 per option. There were 228,311 options excluded from the computation of diluted earnings per share for the year ended December 31, 2007 which were exercisable between the prices of $29.92 and $33.50 per option. There were 268,530 options excluded from the computation of diluted earnings per share for the year ended December 31, 2006 which were exercisable between the prices of $29.92 and $33.50 per option.

14. Stock Option Plans

In 2005, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2006 Employee Stock Option Plan for the officers and employees of the Company. The Plan commenced January 1, 2006 and replaced the 1996 Employee Stock Option Plan, which expired December 31, 2005. The Plan covers 1,000,000 authorized shares of common stock which includes an additional 500,000 of authorized shares added to the plan approved in May 2008 by vote of the stockholders reserved for issuance upon exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO’s) also will be fixed by the Board of Directors, however for NQSO’s the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period, and expire ten years after the grant date.

In 2000, the Board of Directors adopted and the Company’s shareholders approved the adoption of the 2001 Directors’ Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors’ Stock Option Plan, which expired December 31, 2000. The Plan covers 343,100 authorized shares of common stock which includes an additional 100,000 of authorized shares added to the plan approved in May 2008 by vote of the stockholders reserved for issuance upon exercise of options granted or available for grant to non-employee directors and will expire on December 31, 2010. Under the Company’s Directors’ Stock Option Plan, each non-employee director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company’s common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted through December 16, 2004 are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank. As a result of a plan amendment adopted on December 17, 2004, all options granted subsequent to that date will vest over a four-year period.

As of December 31, 2008, there was $2.8 million of total unrecognized compensation cost related to nonvested stock option awards. This cost is expected to be recognized over an additional 2.5 year period. Cash received from the exercise of options for 2008, 2007, and 2006 was $541,000, $1.0 million and $460,000, respectively.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The Black-Scholes model used the following weighted-average assumptions for 2008, 2007, and 2006 respectively: risk-free interest rates of 3.3%, 4.7% and 4.6%; volatility factors of the expected market price of the Company's common stock of .29, .19 and .19; weighted average expected lives of the options of 8.2 years for the three years presented and no cash dividends. Based upon these assumptions, the weighted average fair value of options granted was $10.66, $10.21, and $11.11 for the years ended December 31, 2008, 2007 and 2006, respectively.

The Company recorded compensation expense of approximately $1.1 million for the year ended December 31, 2008 compared to $719,000 and $329,000 for the years ended December 31, 2007 and 2006, respectively. The tax benefit associated with compensation expense was $170,000, $116,000 and $51,000 for 2008, 2007 and 2006, respectively.

Stock options transactions under the Plans were as follows:

	Years Ended December 31,
	2008		2007		2006
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	924,215	$ 22.19	933,726	$ 20.18	921,966	$ 17.18
Granted	174,325	27.00	164,250	28.51	153,650	31.18
Exercised	(133,232)	11.53	(133,098)	13.27	(118,672)	9.61
Forfeited	(21,393)	29.61	(40,663)	30.64	(23,218)	28.08
Outstanding at end of year	943,915	$ 24.42	924,215	$ 22.19	933,726	$ 20.18
Exercisable at December 31	601,805	$ 22.23	673,063	$ 19.43	786,526	$18.11
Options available for grant at December 31	781,786
Weighted-average fair value of options granted during the year		$ 10.66		$ 10.21		$ 11.11

Options exercisable and outstanding at December 31, 2008 had an intrinsic value of $3.6 million. The intrinsic value of options exercised was $2.0 million in 2008, $1.9 million in 2007 and $2.4 million in 2006.

The Company allows for the option exercise to be paid for in cash or in whole or in part with Commerce stock owned by the optionee.  The value of the stock used to exercise the options is the fair market value on the date of exercise.  Stock option exercises paid for with the Company’s stock were 37,846 shares, 26,838 shares, and 23,111 shares for the years ended December 31, 2008, 2007 and 2006, respectively.

Exercise prices for options outstanding as of December 31, 2008 are presented in the following table.

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $6.93 to $16.41	180,781	$ 13.06	2.2 Years	180,781	$ 13.06
Options with exercise prices ranging from $16.42 to $25.38	228,618	21.45	4.5 Years	228,243	21.45
Options with exercise prices ranging from $25.39 to $33.50	534,516	29.52	7.9 Years	192,781	31.76
Total options outstanding with exercise prices ranging from $6.93 to $33.50	943,915	$ 24.42	6.0 Years	601,805	$ 22.23

The remaining weighted average remaining contractual life for options exercisable at December 31, 2008 is 4.5 years.

	Number of Shares	Weighted Avg. Grant Date Fair Value
Non-vested options, December 31, 2007	251,152	$ 10.75
Granted	174,325	10.66
Vested	(70,759)	9.71
Forfeited/expired	(12,608)	10.88
Non-vested options, December 31, 2008	342,110	$ 10.92

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2008, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2008 the Bank was categorized as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2008 and 2007 for the Company and the Bank.

	Actual			For Capital Adequacy Purposes				To Be Well Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company As of December 31, 2008
Risk based capital ratios:
Total capital	$ 176,469	10.68%	≥	$ 132,189	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	159,750	9.67	≥	66,094	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	159,750	7.52	≥	84,922	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2008
Risk based capital ratios:
Total capital	$ 176,322	10.68%	≥	$ 132,059	≥	8.0%	≥	$165,074	≥	10.0%
Tier 1 capital	159,603	9.67	≥	66,030	≥	4.0	≥	99,044	≥	6.0
Leverage ratio	159,603	7.52	≥	84,857	≥	4.0	≥	106,071	≥	5.0
Company As of December 31, 2007
Risk based capital ratios:
Total capital	$ 154,928	10.78%	≥	$ 114,948	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	144,186	10.03	≥	57,474	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	144,186	7.26	≥	79,480	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2007
Risk based capital ratios:
Total capital	$ 154,556	10.77%	≥	$ 114,818	≥	8.0%	≥	$143,522	≥	10.0%
Tier 1 capital	143,814	10.02	≥	57,409	≥	4.0	≥	86,113	≥	6.0
Leverage ratio	143,814	7.24	≥	79,415	≥	4.0	≥	99,269	≥	5.0

16. Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee’s salary. In 2008, 2007, and 2006, the Company’s matching contribution was established at 50% of the employees’ salary deferral. The amount charged to expense was $407,000, $347,000, and $407,000 in 2008, 2007, and 2006, respectively.

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

	Years Ended December 31,
(in thousands)	2008	2007	2006
Unrealized holding gains (losses) arising during the year	$(20,751)	$1,017	$(88)
Income tax effect	7,322	(414)	31
Net of tax amount	$(13,429)	$603	$(57)

18. Commitments and Contingencies

In January 2005, the Company entered into an agreement for naming rights to Commerce Bank Park located on Harrisburg City Island, Harrisburg, Pennsylvania. Commerce Bank Park is home of the Harrisburg Senators, an AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term.

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

On November 10, 2008, Commerce announced it had entered into a services agreement with Fiserv Solutions, Inc. (Fiserv). The agreement, effective November 7, 2008, is for a period of seven years, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of non-renewal at least 180 days prior to the expiration date of the term. The agreement will allow the Bank to transition to Fiserv many of the services that have been provided by Commerce Bank, N.A., now known as TD Bank, N.A.  The initial investment with Fiserv is $3.4 million with an expected obligation for support, license fees and processing services of $24.6 million over the next 7 years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions. The transition is expected to be completed either late second quarter or early third quarter 2009.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management’s opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position and results of operations.

19. Related Party Transactions

Commerce Bancorp LLC (a 10.3% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through an affiliate (TD Bank, N.A., a national bank located in Cherry Hill, New Jersey), provides various services to the Company. These services include maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, advertising support, implementation of new software for systems, and call center support. The Company paid approximately $4.7 million, $4.4 million, and $3.1 million for services provided by TD Bank, N.A. during 2008, 2007, and 2006, respectively. Insurance premiums and commissions, which are paid to a subsidiary of Commerce Bancorp, LLC, are included in the total amount paid. At December 31, 2008 and December 31, 2007, there were no participation balances outstanding.

On and effective as of December 30, 2008, the Company and the Bank entered into a Transition Agreement with TD Bank N.A. and Commerce Bancorp, LLC (formerly Commerce Bancorp, Inc. and together with TD Bank, N.A., “TD”).  The Transition Agreement terminated the Network Agreement dated January 1, 1997, as thereafter amended in April 2002 and September 29, 2004 (the “Network Agreement”) and the Master Services Agreement dated July 21, 2006 and its addenda (the “Master Services Agreement”) by and between the Company, the Bank and/or TD (and/or their predecessors). With timely advance notice by TD under the Network and Master Services agreements, the agreements would have otherwise terminated on December 31, 2009.  The agreements are being terminated prior to such date in connection with the March 2008 merger of Commerce Bancorp, Inc. into a subsidiary of TD Bank N.A.

The Network Agreement granted to the Company and the Bank, inter alia, the right to use the name “Commerce Bank” and the red “C” logo.  Under the Master Services Agreement, TD performed a broad range of administrative and data processing services for the Bank.

Pursuant to the Transition Agreement, TD will provide to the Bank certain transaction services, representing a continuation of the services provided to the Bank under the terms of the Master Services Agreement until July 15, 2009 or at the Bank’s option, until August 15, 2009, and certain tail services until August 15, 2009, at which time TD will discontinue the provision of all such services, which will thereafter be provided to the Bank by other service providers.  If all services provided by TD under the Transition Agreement (except tail services) are terminated by or on July 15, 2009, and if all tail services terminate by or on August 15, 2009, TD will pay to the Bank a fee in the amount of $6.0 million (“Incentive Fee”).  The Incentive Fee will be reduced to $3.25 million if all services other than tail services terminate on or after July 16, 2009 but by or on August 15, 2009 and if all tail services terminate by or on August 15, 2009.  No Incentive Fee will be paid by TD if the above deadlines are not met, unless such failure is due to delays caused by TD.

A federal funds line of credit was established in 2007 with Commerce Bank, N.A. in the amount of $50 million, which could be drawn upon if needed. In 2008, the amount of the line was reduced to $25 million when The Toronto-Dominion Bank acquired Commerce Bancorp, Inc., the parent of the former Commerce Bank, N.A. The balance was $0 at December 31, 2008 and $25.5 million at December 31, 2007.

The Company has engaged in certain transactions with entites, which are considered related parties. Payments for goods and services, including legal services, to these related parties totaled $756,000, $355,000 and $340,000, in 2008, 2007 and 2006, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

Note 20. Fair Value Measurements

The Company uses its best judgment in estimating the fair value of the Company’s financial instruments; however, there are inherent weaknesses in any estimation technique due to assumptions that are susceptible to significant change.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement No. 157, Fair Value Measurements (“SFAS 157”), which defines fair value, establishes a framework for measuring fair value under  Generally Accepted Accounting Principles (“GAAP”), and expands disclosures about fair value measurements.  SFAS 157 applies to other accounting pronouncements that require or permit fair value measurements.  The Company adopted SFAS 157 effective for its fiscal year beginning January 1, 2008.

In December 2007, the FASB issued FASB Staff Position 157-2, Effective Date of FASB Statement No. 157 (“FSP 157-2”).  FSP 157-2 delays the effective date of SFAS 157 for all non-financial assets and liabilities, except those that are recognized or disclosed at fair value on a recurring basis (at least annually) to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years.  As such, the Company only partially adopted the provisions of SFAS 157, and will begin to account and report for non-financial assets and liabilities in 2009.  In October 2008, the FASB issued FASB Staff Position 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active (“FSP 157-3”), to clarify the application of the provisions of SFAS 157 in an inactive market and how an entity would determine fair value in an inactive market.  FSP 157-3 is effective immediately and applies to the Company’s December 31, 2008 consolidated financial statements.  The adoption of SFAS 157 and FSP 157-3 had no impact on the amounts reported in the financial statements.

SFAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation methods used to measure fair value.  The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements).  The three levels of the fair value hierarchy under SFAS 157 are as follows:

Level 1: Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2: Quoted prices in markets that are not active, or inputs that are observable either directly or indirectly, for substantially the full term of the asset or liability;

Level 3: Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported with little or no market activity).

An asset’s or liability’s level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement.

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs
		(In Thousands)

Securities available for sale	$341,656	$-	$341,656	$-

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 are as follows:

(In Thousands)

Description	December 31, 2008	(Level 1) Quoted Prices in Active Markets for Identical Assets	(Level 2) Significant Other Observable Inputs	(Level 3) Significant Unobservable Inputs

Impaired loans	$9,034	$-	$-	$9,034

As discussed above, the Company has delayed its disclosure requirements of non-financial assets and liabilities.  Certain foreclosed real estate with write-downs subsequent to foreclosure is carried at fair value at the balance sheet date for which the Company has not yet adopted the provisions of SFAS 157.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2008 and 2007:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by obtaining quoted market prices on nationally recognized securities exchanges (Level 1), or matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.  The Company has not identified any investments where fair values were based on Level 3 inputs.

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices.  If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.  The Company did not write down any loans held for sale during the years ended December 31, 2008 and 2007.

Loans Receivable (Carried at Cost)

The fair values of loans are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that are accounted for under FASB Statement No. 114, Accounting by Creditors for Impairment of a Loan (“SFAS 114”), in which the Bank has measured impairment generally based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.  The fair value consists of the loan balances of $12.7 million, net of a valuation allowance of $3.7 million.  Additional provisions for loan losses of $3.2 million were recorded during the period.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.  The restricted investments in bank stock consisted of Federal Reserve Bank and Federal Home Loan Bank stock at December 31, 2007 and Federal Home Loan Bank stock as of December 31, 2008.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Fair values of FHLB advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. These prices obtained from this active market represent a fair value that is deemed to represent the transfer price if the liability were assumed by a third party.  Other long-term debt was estimated using discounted cash flow analysis, based on quoted prices from a third party broker for new debt with similar characteristics, terms and remaining maturity.  The price for the other long-term debt was obtained in an inactive market where these types of instruments are not traded regularly.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2008 and 2007.

	2008		2007
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$49,511	$49,511	$50,955	$50,955
Securities	494,243	496,013	644,633	643,414
Loans, net (including loans held for sale)	1,464,212	1,472,037	1,160,772	1,165,793
Restricted investments in bank stock	21,630	21,630	18,234	18,234
Accrued interest receivable	7,686	7,686	8,799	8,799
Financial liabilities:
Deposits	$1,633,985	$1,636,027	$1,560,896	$1,560,303
Long-term debt	79,400	71,424	79,400	79,428
Short-term borrowings	300,125	300,125	217,335	217,335
Accrued interest payable	1,164	1,164	989	989
Off-balance sheet instruments:
Standby letters of credit	$-	$-	$-	$-
Commitments to extend credit	-	-	-	-

21. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended
	December 31	September 30	June 30	March 31
2008
Interest income	$27,865	$28,030	$27,088	$28,157
Interest expense	6,482	8,378	8,001	9,574
Net interest income	21,383	19,652	19,087	18,583
Provision for loan losses	3,400	1,700	1,400	975
Losses on sales/call of securities	0	0	(157)	0
Provision for federal income taxes	1,239	1,523	1,597	1,494
Net income	2,756	3,433	3,506	3,206
Net income per share:
Basic	$0.43	$0.54	$0.55	$0.50
Diluted	0.42	0.52	0.54	0.49

2007
Interest income	$29,885	$29,450	$28,865	$27,787
Interest expense	13,065	14,260	14,611	14,559
Net interest income	16,820	15,190	14,254	13,228
Provision for loan losses	245	537	500	480
Gains (losses) on sales of securities	0	0	0	171
Provision for federal income taxes	1,069	780	580	316
Net income	2,467	1,851	1,571	1,112
Net income per share:
Basic	$0.39	$0.29	$0.25	$0.18
Diluted	0.38	0.28	0.24	0.17

22. Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
(in thousands)	2008	2007
Assets
Cash	$797	$883
Investment in subsidiaries:
Banking subsidiary	142,323	139,963
Non-banking subsidiaries	1,400	1,400
Other assets	395	230
Total assets	$144,915	$142,476
Liabilities
Long-term debt	$29,400	$29,400
Other liabilities	1,045	741
Total liabilities	30,445	30,141

Stockholders’ Equity
Preferred stock	400	400
Common stock	6,446	6,314
Surplus	73,221	70,610
Retained earnings	51,683	38,862
Accumulated other comprehensive loss	(17,280)	(3,851)
Total stockholders’ equity	114,470	112,335
Total liabilities and stockholders’ equity	$144,915	$142,476

Statements of Income

	Years Ended December 31,
(in thousands)	2008	2007	2006
Income:
Dividends from bank subsidiary	$2,337	$2,018	$1,725
Interest income	124	124	78
	2,461	2,142	1,803
Expenses:
Interest expense	2,645	2,645	1,731
Other	1,265	491	677
	3,910	3,136	2,408
Loss before income (taxes) benefit and equity in undistributed net income of subsidiaries	(1,449)	(994)	(605)
Income (taxes) benefit	1,304	1,029	812
	(145)	35	207
Equity in undistributed net income of bank subsidiary	13,046	6,966	7,047
Net income	$12,901	$7,001	$7,254

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2008	2007	2006
Operating Activities:
Net Income	$ 12,901	$ 7,001	$ 7,254
Adjustments to reconcile net income to net cash provided by operating activities:
Amortization of financing costs	8	8	6
Stock-based compensation	1,142	719	329
Increase in other liabilities	304	338	20
(Increase) decrease in other assets	(173)	(23)	10
Equity in undistributed net income of bank subsidiary	(13,046)	(6,966)	(7,047)
Net cash provided by operating activities	1,136	1,077	572

Investing Activities:
Investment in bank subsidiary	(2,637)	(3,329)	(16,829)
Investment in nonbank subsidiary	-	-	(800)
Net cash (used) by investing activities	(2,637)	(3,329)	(17,629)

Financing Activities:
Proceeds from common stock options exercised	541	1,032	460
Proceeds from issuance of common stock under stock purchase plan	954	1,578	1,040
Proceeds from issuance of long-term debt	-	-	15,800
Cost of issuing long-term debt	-	-	(43)
Cash dividends on preferred stock and cash in lieu of fractional shares	(80)	(80)	(80)
Net cash provided by financing activities	1,415	2,530	17,177
Increase (decrease) in cash and cash equivalents	(86)	278	120
Cash and cash equivalents at beginning of the year	883	605	485
Cash and cash equivalents at end of year	$ 797	$ 883	$ 605

23. Pending Acquisition

On November 7, 2008 the Company announced that it has entered into a plan of merger to acquire Republic First Bancorp, Inc. (Republic First) which is headquartered in Philadelphia, Pennsylvania.  Republic First, with total assets of approximately $952.0 million as of December 31, 2008, will be merged with and into Pennsylvania Commerce Bancorp and the combined company will be named Metro Bancorp, Inc.  The new company will have $3.2 billion in assets and 45 offices in Pennsylvania and New Jersey combined.

Under the terms of the merger agreement, for each share of Republic First common stock owned immediately prior to completion of the merger, Republic First shareholders will receive between 0.34 and 0.38 of a share of the Company’s common stock, calculated on the basis of $10.00 per share of Republic First common stock.  The actual exchange ratio will be based on the average closing price of the Company’s common stock for a set period of twenty (20) consecutive trading days preceding the effective date of merger.

The merger will be accounted for under the purchase method of accounting; a such term is defined under the accounting principles generally accepted in the United States of America.  The merge is also subject to regulatory and shareholder approval for both companies and is expected to be completed during the second quarter of 2009.