Form 10-K, Exhibit 13
period 2009-12-31
METRO BANCORP, INC.
filed 2010-03-16
CIK 1085706

Exhibit 13
Management’s Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of operations. This section should be read in conjunction with our consolidated financial statements and accompanying notes.

Executive Summary

The year 2009 was a monumental one for Metro Bancorp, Inc., marked by several signature events.  Foremost was our successful transition of dozens of operational services from T.D. Bank, N.A. to Fiserv Solutions, Inc. (Fiserv) during the second and third quarters.  Simultaneous to this massive transition was our seamless total rebranding of the entire Company.  Pennsylvania Commerce Bancorp, Inc. became Metro Bancorp, Inc. and Commerce Bank/Harrisburg became Metro Bank.

In late September, we completed a successful common stock offering of 6.88 million shares for new net capital proceeds of $77.8 million.  The new capital provides us with a strong base for growth and de novo store expansion in both our existing Central Pennsylvania footprint as well as neighboring counties in Southeastern Pennsylvania.

2009 highlights were:

● For the sixth straight year, Metro Bank was voted Best Bank by the Harrisburg Magazine Simply the Best Readers’ Poll.

● The completion of the common stock offering contributed to an overall increase in stockholders’ equity of $85.6 million, or 75%, over December 31,
    2008.  Stockholders’ equity totaled $200.0 million at December 31, 2009.

● The Company’s consolidated leverage ratio as of December 31, 2009 was 11.31% and its total risk-based capital ratio was 14.71%.

● Total deposits increased $180.7 million, or 11%, to $1.81 billion from one year ago.

● Core consumer deposits increased by $170.0 million, or 23%, over the previous year to $899.2 million. Consumer deposits now total 50% of total core deposits.

● Total assets reached $2.15 billion.

● Despite the extremely difficult credit environment, net loans reached $1.43 billion, up $6.3 million from December 31, 2008.

● The deterioration in economic conditions impacted our credit quality.  Net loan charge-offs for 2009 totaled $14.8 million, or 1.02% of average loans, excluding loans held for sale, compared to $1.5 million, or 0.11% of average loans for 2008.  Non-performing assets as a percentage of total assets were 2.12% at December 31, 2009 compared to 1.30% as of December 31, 2008.

● Total short-term borrowings and long-term debt decreased by $274.1 million, or 72%, from one year ago.

● The Company’s net interest margin on a fully taxable basis for 2009 was 3.93% vs. 4.19% for 2008 as a result of a lower interest rate environment.

● The Bank’s deposit cost of funds was 1.02% as compared to 1.42% for the same period one year ago.

● Total revenues for 2009 were $100.1 million as compared to $104.1 million in 2008.  The decrease was primarily related to a $3.1 million, or 4%, decline in net interest income.

The Company recorded a net loss of $1.9 million for 2009, compared to net income of $12.9 million in 2008 and diluted net loss per share was $(0.24) for 2009 vs. fully diluted net income per share of $1.97 for the prior year.  Results of operations for the year ended December 31, 2009 were impacted by the following pre-tax transactions:

● Provision for loan losses of $12.4 million vs. $7.5 million for the prior year;

● Net securities losses of $770,000, primarily a result of $2.3 million of other-than-temporary impairment on private-label collateralized mortgage obligations;

● Annual deposit insurance premiums totaling $1.2 million more than the amount expensed in 2008 which included a $960,000 FDIC special assessment to bolster the level of the Deposit Insurance Fund available to cover future bank failures;

● Problem loan and foreclosed real estate expenses totaling $1.6 million vs. $864,000 in 2008; and

● Net interest income reversals of $660,000 associated with loans which were reclassified to non-accrual status during the fourth  quarter.

The Company’s net loss for 2009 was also attributable to a much higher level of salary and benefits, data processing, item processing and telecommunications costs related to additional personnel and information technology infrastructure to perform certain services in-house which were previously provided by TD Bank.  Direct expenses paid to Fiserv for data processing and item processing were also higher than amounts previously paid to TD Bank for such services.

Key financial highlights for 2009 compared to 2008 are summarized in the following table:

	December 31,		%
(dollars in millions)	2009	2008	Change
Total Assets	$2,147.8	$2,140.5	0%
Total Loans (Net)	1,429.4	1,423.1	0
Total Deposits	1,814.7	1,634.0	11
Core Deposits	1,783.3	1,625.1	10
Stockholder’s Equity	200.0	114.5	75
Borrowings and Debt	105.5	379.5	(72)

	December 31,		%
(dollars in millions, except per share data)	2009	2008	Change
Total Revenues	$100.1	$104.1	(4	) %
Provision for Loan Losses	12.4	7.5	66
Total Expenses	91.7	77.9	18
Net (Loss) Income	(1.9)	12.9	(115)
Diluted Net (Loss) Income per Share	(0.24)	1.97	(112)

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management’s Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2009 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These principles require our management to make estimates and assumptions, including those related to future events, about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

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

Other-than-Temporary Impairment of Investment Securities. We perform no less than quarterly reviews of the fair value of the securities in the Company’s investment portfolio and evaluate individual securities for declines in fair value that may be other-than-temporary. If declines are deemed other-than-temporary, an impairment loss is recognized against earnings for the portion of the impairment deemed to be related to credit.  The remaining portion of the impairment that is not related to credit is written down through other comprehensive income. The security is written down to its current fair value.

Effective April 1, 2009, the Company adopted the provisions to fair value measurement guidance regarding Recognition and Presentation of Other-Than-Temporary Impairments.  This critical accounting policy is more fully described in Note 1 and Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2009.

Stock-Based Compensation. The Company recognizes compensation costs related to share-based payment transactions in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award.   The grant-date fair value and ultimately the amount of compensation expense recognized are dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the volatility and dividend yield of our Company stock and risk free interest rate.  This critical accounting policy is more fully described in Note 1 and Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2009.

Fair Value Measurements. Effective January 1, 2008, the Company adopted fair value measurements guidance, which defines fair value, establishes a framework for measuring fair value under GAAP and expands disclosures about fair value measurements. The  fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 20 of the Notes to Consolidated Financial Statements for the year ended December 31, 2009. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy.  Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2009, the fair value of assets based on level 3 measurements constituted 1% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity.  Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of underlying collateral.

The Company’s available for sale investment security portfolio constitutes 99% of the total assets measured at fair value and is primarily classified as a level 2 fair value measurement (quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability). Additionally, the Company has one private-label collateralized mortgage obligation in its held to maturity portfolio that is measured at fair market value using level 2 inputs. Management utilizes third party service providers to aid in the determination of the fair value of the portfolio. If quoted market prices are not available, fair values are generally based on quoted market prices of comparable instruments. Securities that are debenture bonds and pass through mortgage backed investments that are not quoted on an exchange, but are traded in active markets, were obtained from matrix pricing on similar securities.

Results of Operations

Average Balances and Average Interest Rates

Table 1 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2009, 2008 and 2007 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2009, average interest-earning assets were $1.97 billion, an increase of $66.9 million, or 4%, over 2008. This was the result of an increase in the average balance of loans receivable (including loans held for sale) of $151.0 million, or 11%, partially offset by a decrease in the average balance of investment securities of $85.4 million. The growth in the average balance of interest earning assets was funded primarily by a $114.4 million, or 9%, increase in the average balance of interest-bearing deposits as well as an increase in the average balance of net noninterest bearing deposits of $54.3 million, partially offset by a decrease in the average balance of short-term borrowings of $92.6 million and long-term debt of $9.2 million.

The tax-equivalent yield on total interest-earning assets decreased by 80 basis points, from 5.89% in 2008 to 5.09% in 2009.  This decrease resulted from lower yields on our securities and loan portfolios during 2009. Approximately

21% of our investment securities have a floating interest rate and provide a yield that consists of a fixed spread tied to the one month London Interbank Offered Rate (LIBOR). During 2009, the average one-month LIBOR decreased approximately 235 bps from 2.68% during 2008 to 0.33% for 2009.  As a result of the low interest rate environment, the Company’s average investment yield also decreased due to the call of seven agency debenture securities in 2009 totaling $41.5 million with a weighted average coupon of 5.46%.  Likewise, yields received on most new investment securities purchased in 2009 were lower than yields received on the existing portfolio due to the overall lower level of market interest rates in 2009 vs. prior years. Floating rate loans represent approximately 38% of our total loans receivable portfolio. The interest rates charged on the majority of these loans are tied to the New York prime lending rate which decreased 400 bps throughout 2008, following similar decreases in the overnight federal funds rate by the Federal Open Market Committee (FOMC).

Given the continued low level of general market interest rates, we expect the yields we receive on our interest-earning assets will continue to remain at their current levels until short-term interest rates, such as LIBOR and the New York prime lending rate, begin to increase.

The aggregate cost of interest-bearing liabilities decreased 59 basis points from 1.98% in 2008 to 1.39% in 2009.  Our deposit cost of funds decreased from 1.42% in 2008 to 1.02% for 2009. The aggregate average cost of all funding sources for the Company was 1.16% in 2009, down 54 bps, or 32%, from 1.70% in 2008.  The dramatic decreases are primarily related to the lower level of general market interest rates present during 2009 compared to in 2008. At December 31, 2009, approximately 24% of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers, indexed to either the 91-day Treasury bill, the overnight federal funds rate, or the one-month LIBOR. The average interest rate of the 91-day Treasury bill decreased from 1.47% for 2008 to 0.16% in 2009 thereby significantly reducing the average interest rate paid on these deposits. Also, a full year’s impact in 2009 of the 400 basis point drop in the overnight federal funds rate throughout 2008 contributed to the lower average rate paid on these indexed deposits. The average rate paid on savings deposits decreased by 51 basis points from 1.10% in 2008 to 0.59% in 2009. The average rate paid on interest checking and money market accounts decreased by 61 basis points from 1.53% to 0.92%. For time deposits, the average rate paid in 2009 was 3.05%, down 47 basis points from 3.52% in 2008 and the rate on public fund time deposits decreased by 221 basis points from 3.72% in 2008 to 1.51% in 2009.

Our aggregate cost of nondeposit funding sources decreased 69 basis points in 2009 to 2.24% from 2.93% in 2008.  The decrease is primarily related to a 139 basis point decline in the average cost of short-term borrowings, another result of the low level of general market interest rates in 2009. The average outstanding balance of long-term debt decreased in 2009 due to the maturity and repayment of a $25.0 million Federal Home Loan Bank convertible select borrowing in August 2009.

See the Long-Term Debt section later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the convertible select borrowing and our long-term debt.

In Table 1, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale and securities held to maturity. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 35% tax rate for the years ending 2009 and 2008 and assuming a 34% tax rate for the year ending 2007.

TABLE 1
	Years Ended December 31,
(dollars in thousands)	2009			2008			2007
Earning Assets Securities:	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Taxable	$489,970	$19,858	4.05%	$575,402	$28,401	4.94%	$694,575	$37,060	5.34%
Tax-exempt	1,624	100	6.16	1,622	101	6.23	1,620	99	6.11
Total securities	491,594	19,958	4.06	577,024	28,502	4.94	696,195	37,159	5.34
Federal funds sold	1,375	2	0.13	-	-	-	-	-	-
Loans receivable:
Mortgage and construction	748,184	42,502	5.66	652,907	42,457	6.41	525,063	38,288	7.21
Commercial loans and lines of credit	377,897	18,875	4.95	349,590	21,814	6.14	307,540	24,425	7.83
Consumer	244,569	12,736	5.20	244,625	14,976	6.12	206,459	14,040	6.80
Tax-exempt	106,572	6,683	6.23	79,124	5,272	6.66	46,840	3,195	6.82
Total loans receivable	1,477,222	80,796	5.44	1,326,246	84,519	6.30	1,085,902	79,948	7.29
Total earning assets	$1,970,191	$100,756	5.09%	$1,903,270	$113,021	5.89%	$1,782,097	$117,107	6.53%
Sources of Funds
Interest-bearing deposits:
Regular savings	$329,799	$1,930	0.59%	$351,291	$3,849	1.10%	$373,209	$8,997	2.41%
Interest checking and money market	795,835	7,342	0.92	727,783	11,160	1.53	712,418	24,738	3.47
Time deposits	254,086	7,750	3.05	187,467	6,595	3.52	181,080	7,604	4.20
Public funds time	17,557	265	1.51	16,338	607	3.72	17,464	858	4.91
Total interest-bearing deposits	1,397,277	17,287	1.24	1,282,879	22,211	1.73	1,284,171	42,197	3.29
Short-term borrowings	172,870	1,038	0.59	265,518	5,349	1.98	208,112	10,804	5.12
Long-term debt	70,222	4,452	6.34	79,400	4,875	6.14	48,510	3,494	7.18
Total interest-bearing liabilities	1,640,369	22,777	1.39	1,627,797	32,435	1.98	1,540,793	56,495	3.66
Noninterest-bearing funds (net)	329,822			275,473			241,304
Total sources to fund assets	$1,970,191	$22,777	1.16%	$1,903,270	$32,435	1.70%	$1,782,097	$56,495	3.16%
Net interest income and margin on a tax- equivalent basis		$77,979	3.93%		$80,586	4.19%		$60,612	3.37%
Tax-exempt adjustment		2,373			1,881			1,120
Net interest income and margin		$75,606	3.81%		$78,705	4.09%		$59,492	3.30%
Other Balances:
Cash & due from banks	$43,665			$44,699			$51,874
Other assets	84,889			80,605			90,437
Total assets	2,098,745			2,028,574			1,924,408
Noninterest-bearing demand deposits	303,963			276,120			269,353
Other liabilities	12,258			11,687			8,035
Stockholders’ equity	142,155			112,970			106,227

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income on loans, investment securities, and other interest-earning assets and the interest expense paid on deposits and borrowed funds. Changes in net interest income and net interest margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs. Net interest income is our primary source of operating revenues. There are several factors that affect net interest income, including:

•	the volume, pricing mix and maturity of earning assets and interest-bearing liabilities;
•	market interest rate fluctuations; and
•	the level of non-performing loans.

Net interest income on a tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) decreased $2.6 million, or 3%, to $78.0 million for 2009 from $80.6 million in 2008.  Interest income on a tax-equivalent basis for 2009 totaled $100.8 million, a decrease of $12.2 million, or 11%, from $113.0 million in 2008. The majority of this decrease was related to the lower interest rate environment throughout 2009, partially offset by a volume increase in the level of interest earning assets. Volume increases in the loans receivable portfolio more than offset volume decreases in the investment securities portfolio. Interest expense for 2009 decreased $9.6 million, or 30%, from $32.4 million in 2008 to $22.8 million in 2009. This decrease was related to the lower interest rate environment as a slight volume increase in the level of interest bearing liabilities was more than offset by significant decreases in the average rates paid on interest-bearing deposits and short-term borrowings.

During the last four months of 2007 and throughout all of 2008, the Federal Reserve Bank (FRB) decreased the overnight federal funds rate several times throughout this sixteen month period by a total of 500 basis points from 5.25% to 0.25% The decreases in the federal funds rate have led to a lower level of interest rates associated with our overnight short-term borrowings as well as allowed us to significantly reduce the rates we paid on our interest-bearing deposits in an effort to partially offset corresponding decreases on the yields we received on our interest earning assets.  As a result, the Company began to experience a lower cost of deposits and lower cost of borrowings, thereby improving our net interest margin.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average earning assets. Our net interest rate spread decreased to 3.70% in 2009 from 3.91% in 2008 on a fully tax-equivalent basis. The net interest margin (non-tax-equivalent) decreased 28 basis points from 4.09% in 2008 to 3.81% in 2009.  The slight rate spread and net interest margin decreases in 2009 reflect the timing of repricing that occurred within the Company’s balance sheet during the previously mentioned period of declining interest rates.  The rates on the majority of the Company’s floating rate liabilities adjusted downward immediately as short-term interest rates fell, and provided an instant benefit throughout 2008.  Floating rate asset yields adjusted to market rates more slowly, with only a portion of the negative impact associated with their declining yields being realized in 2008.  The negative impact associated with the downward repricing on the asset side of the balance sheet continued to be felt in 2009, and contributed to the 2009 decreases in the interest rate spread and net interest rate margin statistics.

Table 2 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully taxable-equivalent basis.

TABLE 2

	2009 v. 2008			2008 v. 2007
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1) (2)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$(4,382)	$(4,161)	$(8,543)	$(6,377)	$(2,282)	$(8,659)
Tax-exempt	0	(1)	(1)	1	1	2
Federal funds sold	1	1	2	-	-	-
Interest on loans receivable:
Mortgage and construction	4,932	(4,887)	45	8,200	(4,031)	4,169
Commercial and lines of credit	1,172	(4,111)	(2,939)	2,321	(4,932)	(2,611)
Consumer	(811)	(1,429)	(2,240)	2,035	(1,099)	936
Tax-exempt	950	461	1,411	2,165	(88)	2,077
Total interest income	1,862	(14,127)	(12,265)	8,345	(12,431)	(4,086)
Interest on deposits:
Regular savings	(107)	(1,812)	(1,919)	(540)	(4,608)	(5,148)
Interest checking and money market	1,811	(5,629)	(3,818)	314	(13,892)	(13,578)
Time deposits	2,524	(1,369)	1,155	(59)	(950)	(1,009)
Public funds	18	(360)	(342)	(44)	(207)	(251)
Short-term borrowings	(801)	(3,510)	(4,311)	1,155	(6,610)	(5,455)
Long-term debt	(414)	(9)	(423)	1,380	1	1,381
Total interest expense	3,031	(12,689)	(9,658)	2,206	(26,266)	(24,060)
Net increase (decrease)	$(1,169)	$(1,438)	$(2,607)	$6,139	$13,835	$19,974

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.
(2)	Changes due to the difference in the number of days (2008 was a leap year) are divided between Rate and Volume columns based on each categories percent of the total difference.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the allowance for loan losses and to determine the level of provision for loan losses. The deterioration in economic conditions had a direct impact on our asset quality in 2009. We recorded $12.4 million as a provision for loan losses in 2009 compared to $7.5 million in 2008. The increase in the provision for loan losses in 2009 is a direct result of an increase in the level of nonperforming loans, the increased level of net charge-offs as well as other qualitative factors which management considered relevant in assessing the level of risk associated with the loan portfolio. The level of nonperforming loans increased from $27.1 million or 1.88%, of total loans outstanding at December 31, 2008 to $37.7 million, or 2.61%, of total loans outstanding at December 31, 2009. See the Nonperforming Loans and Assets section later in this Management’s Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the increase in nonperforming loans. Net charge-offs during 2009 were $14.8 million, or 1.02%, of average loans outstanding as compared to $1.5 million, or 0.11%, of average loans outstanding in 2008. Approximately $11.7 million, or 78%, of total loan charge-offs for 2009 were associated with eight different relationships. Of the $11.7 million, approximately $6.1 million, or 52%, were commercial real estate loans and approximately $5.6 million, or 48%, were commercial business loans or lines of credit. At the time of charge-off, the Company had existing provisions totaling approximately $8.9 million, or 76%, of the aggregate amount charged off.  See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2009 included herein for further discussion regarding our methodology for determining the provision for loan losses.

Noninterest Income

Noninterest income for 2009 decreased by $976,000, or 4%, from $25.4 million in 2008 to $24.5 million in 2009. Deposit service charges and fees were flat from 2008 to 2009, totaling $24.0 million for both years. Other operating income decreased $271,000 and gains on sales of loans were $546,000 for 2009 as compared to $738,000 in 2008. The net gain on the sale of loans for 2009 is comprised of $1.2 million of gains on the sale of residential and Small Business Administration loans to the secondary market, partially offset by a $627,000 loss on the sale of student loans.

The loss on the sale of student loans was related to management’s decision to sell a $12.2 million portion of the Bank’s student loan portfolio due to the low level of yields on those loans combined with a higher level of servicing costs.

Netted against noninterest income for 2009 was a $770,000 pretax loss on investment securities compared to a $157,000 pretax loss in 2008.  The securities losses related to $2.3 million of other-than-temporary impairment (OTTI) charges on private-label collateralized mortgage obligations offset partially by $1.6 million of gains on the sale of other investment securities. Beginning with the second quarter of 2009, and in conjunction with changes in the accounting guidance, the Bank significantly enhanced the analytics of its investment portfolio, with increased focus on other than temporary impairment.  See Securities section in this Management’s Discussion and Analysis as well as Note 3 in the Notes to Consolidated Financial Statements for further discussion regarding OTTI.

Noninterest Expenses

Noninterest expenses totaled $91.7 million for 2009, an increase of $13.8 million, or 18%, over 2008. Costs associated with our core computer systems conversion and the transition of data processing, item processing and technology network services from TD Bank to new service providers as well as costs associated with our rebranding of the entire Company and all of our products and services all served to increase our expense levels in 2009.  A comparison of noninterest expenses for certain categories for 2009 and 2008 is discussed below.

Salary expenses and employee benefits, which represent the largest component of our noninterest expenses, increased by $5.3 million, or 14%, in 2009 over 2008. The increased level of these expenses are primarily due to additional staffing in operations and information technology to handle the conversion and rebranding processes as well as functions that were previously performed by TD but are now performed in-house.  General merit increases to eligible employees and higher overall benefit plan costs also attributed to this increase.

Occupancy expenses for 2009 were basically flat compared to 2008.  Furniture and equipment expenses increased by $459,000, or 11%, compared to 2008, primarily a result of purchases of computer hardware related to the conversion of our systems as well as replacements for certain furniture and equipment items in our stores related to the rebranding initiative.

Recurring advertising and marketing expenses totaled $2.8 million in 2009, the same as for 2008.

Data processing expenses totaled $9.2 million in 2009, a $1.9 million, or 27%, increase over 2008.  The increase was due to a combination of the following:

•	Enhancements and upgrades to existing data processing equipment prior to our conversion of systems;

•	Higher costs for data processing and item processing services with our new core service provider; and

•	Costs associated with building a new network infrastructure in-house to support daily operations of the Company post conversion.

Regulatory assessments and related fees of $4.0 million in 2009 reflected a 41% increase over 2008, primarily a result of an increase in the level of Federal Deposit Insurance Corporation (FDIC) premiums paid by the Bank for deposit insurance in 2009 compared to 2008.  The Bank, like all financial institutions whose deposits are guaranteed by the Bank Insurance Fund (DIF), pays a quarterly premium to the FDIC for such deposit insurance coverage. For 2009, the FDIC increased these rates significantly for all banks over those paid in prior years.  The increase also is attributable partly to a one-time special assessment fee levied by the FDIC against all insured financial institutions in the second quarter of 2009 to bolster the level of the DIF which is available to cover possible future bank failures.  Metro’s share of this one-time special assessment amounted to $960,000.

Telephone expense increased from $2.2 million in 2008 to $4.1 million in 2009, an 87% increase. This increase was a result of transitioning the call center servicing from TD to another provider as well as higher call volumes during our conversion period.  Also included in 2009 were costs to support our newly enhanced technology infrastructure built prior to our conversion to Fiserv.

Loan expenses totaled $1.6 million in 2009, an 83% increase over 2008 expenses of $864,000.  The increase was primarily a result of higher expenses related to foreclosed real estate properties as well as to the overall increased level of non-performing loans.

Throughout 2009, Metro incurred gross one-time costs of $6.9 million associated with its core computer system conversion, the transition of all services previously performed by TD to Fiserv and other service providers as well as with the rebranding of the entire Company and many of its products and services.  During the third quarter of 2009, at the conclusion of all conversion and rebranding efforts, Metro received a fee of $6.0 million from TD to partially defray the costs associated with the conversion and rebranding.  This fee was offset against the total one-time gross costs and therefore net core system conversion/rebranding expenses totaled $917,000 in 2009 as compared to $935,000 of such expenses in 2008.  Metro did not receive a fee in 2008 to offset any conversion or rebranding related expenses.  The Company believes it has fully recognized all one-time charges associated with these events in 2009 and does not expect any further one-time charges related to conversion or rebranding going forward.

Included in non-interest expenses were $765,000 and $491,000 for the years ended December 31, 2009 and 2008, respectively, of costs associated with the Company’s previously planned acquisition of Republic First Bancorp, Inc.  Recently, the Company and Republic First announced the termination of their merger agreement due to uncertainties over regulatory approval of the application for merger.

Other noninterest expenses totaled $9.8 million for 2009, compared to $8.2 million for 2008, an increase of $1.6 million or 19%.  Components of the increase included costs related to legal expenses, bank shares tax and consulting expenses, among others.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal noninterest expenses less nonrecurring expenses and less noninterest income (exclusive of gains or losses on sales/calls of investment securities). This ratio equaled 3.01% for 2009, compared to 2.59% for 2008. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2009, the operating efficiency ratio was 87.9% compared to 74.8% for 2008. The increase is a result of our much higher levels of non-interest expenses incurred combined with a decrease in total revenues in 2009.

Provision(Benefit) for Federal Income Taxes

The benefit realized for federal income taxes was $2.2 million for 2009, compared to a provision for federal income taxes of $5.9 million for 2008. The effective (benefit) tax rate, which is the ratio of income tax expense to income before taxes, was (53.3)% in 2009 compared to 31.2% in 2008 due to a net loss incurred in 2009 as well as to the proportion of tax-exempt income to total pre-tax loss for 2009.  See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2009, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2009 and 2008.

Income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2009, deferred tax assets amounted to $13.1 million and deferred tax liabilities amounted to $6.6 million. Deferred tax assets are realizable primarily through the carryback of existing deductible temporary differences to recover taxes paid in prior years, and through future reversals of existing taxable temporary differences. Management currently anticipates the Company’s future earnings will be adequate to utilize all of its net deferred tax assets.

Net (Loss) Income and Net (Loss) Income per Share

The Company recorded a net loss for 2009 of $1.9 million, a decrease of $14.8 million from the $12.9 million of net income recorded in 2008. This decrease was due to a decrease in net interest income of $3.1 million and a decrease in noninterest income of $976,000, combined with an increase in the provision for loan losses of $5.0 million, and an increase in noninterest expenses of $13.8 million, all of which were partially offset by a decrease in the provision for federal income taxes of $8.0 million.

Basic loss per common share was $(0.24) for 2009 compared to basic earnings per share of $2.02 in 2008. Fully-diluted loss per common share was $(0.24) for 2009 compared to fully-diluted earnings per common share of $1.97 for 2008. See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2009, included herein, for an analysis of (loss) earnings per share.

Return on Average Assets and Average Equity

Return on average assets, often referred to as “ROA,” measures our net (loss) income in relation to our total average assets. Our ROA was (0.09)% for 2009 compared to 0.64% for 2008. Return on average equity, often referred to as “ROE,” indicates how effectively we can generate net (loss) income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders’ equity. ROE for 2009 was (1.34)%, compared to 11.42% for 2008.

2008 versus 2007

Net income for 2008 was $12.9 million, up $5.9 million, or 84%, from the $7.0 million recorded in 2007.

Diluted earnings per common share increased to $1.97 for 2008 from $1.07 in 2007.

Net interest income on a tax-equivalent basis for 2008 increased $20.0 million, or 33%, over 2007 to $80.6 million. Interest income on earnings assets on a tax-equivalent basis totaled $113.0 million, a decrease of $4.1 million, or

3%, from 2007. Interest expense for 2008 decreased by $24.1 million, or 43%, from $56.5 million in 2007 to $32.4 million.

Our net interest rate spread increased to 3.91% in 2008 from 2.87% in 2007 and the net interest margin increased 79 basis points from 3.30% in 2007 to 4.09% in 2008 on a non tax-equivalent basis.

The provision for loan losses totaled $7.5 million in 2008 compared to $1.8 million in 2007. Net charge-offs in 2008 totaled $1.5 million, or 0.11%, of average loans outstanding as compared to $705,000, or 0.07%, of average loans outstanding in 2007.

Noninterest income for 2008 increased by $2.6 million, or 11%, over 2007 to $25.4 million.  Included in total noninterest income in 2008 were gains of $738,000 on the sale of residential loans and small business administration loans offset by a $157,000 pretax loss on the sale of a corporate debt held to maturity security. Included in total noninterest income in 2007 were gains of $1.3 million on the sale of residential loans, student loans and small business administration loans as well as a gain on the call of securities of $171,000.

Noninterest expenses totaled $77.9 million for 2008, an increase of $7.1 million, or 10%, over 2007. Staffing levels, occupancy, furniture and equipment, and related expenses increased as a result of a full year of expenses related to three full-service stores opened in the second half of 2007. Additionally, costs associated with the intent to acquire Republic First, the planned core system conversion and transition of services from TD Bank to a new service provider, as well as our rebranding planning initiatives all served to increase our 2008 expense levels.

Salary expenses and employee benefits increased by $3.6 million, or 10%, in 2008 over 2007 primarily to staff the new stores mentioned above along with general merit increases for all eligible employees.  Benefit expenses for 2008 included higher overall benefit plan costs and additional expense related to the issuance of stock options to employees.

Occupancy expenses totaled $8.1 million in 2008, an increase of $527,000, or 7%, over 2007 while furniture and equipment expenses increased by $232,000, or 6%, to $4.3 million. The full-year impact of the three stores opened in 2007 contributed primarily to these increases.

Advertising and marketing expenses were $2.7 million for 2008, a decrease of $587,000, or 18%, from 2007. Data processing expenses increased by $733,000, or 11%, in 2008 over 2007. Regulatory expenses of $2.8 million in 2008 were $228,000 lower than 2007. Telephone expenses of $2.2 million were $172,000 lower for 2008 compared to 2007.

Included in noninterest expenses for the fourth quarter of 2008 was $935,000 related to negotiating, planning and training for the conversion of core processing, item processing and network infrastructure services from our previous service provider, TD Bank, to our new service provider, Fiserv Solutions, Inc. Also included in noninterest expenses for 2008 was $491,000 associated with the Company’s planned acquisition of Republic First.

Other noninterest expenses totaled $8.2 million for 2008, compared to $6.9 million for 2007.

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

Securities are classified as held to maturity if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer’s creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). Held to maturity securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2009, included herein, for further analysis of our securities portfolio.

Approximately 80% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Since many of the amortizing securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the securities. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting our securities yields. For the year ended December 31, 2009, the yield on our securities portfolio was 4.06%, down 88 basis points from 4.94% in 2008. This decrease was due to: significantly lower yields earned on the approximately 20% of our investment securities portfolio which have floating interest rates due to the overall lower level of general market interest rates; prepayments, calls and maturities of securities with higher interest rates, and purchases of securities in 2009 at lower yields than those purchased in previous years, again due to the low level of general market interest rates present in 2009 as compared to previous years.

At December 31, 2009, the weighted average life and duration of our securities portfolio was approximately 3.8 and 3.3 years, respectively, as compared to 4.7 years and 3.8 years, respectively, at December 31, 2008. The weighted average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted average life of the security. Our securities portfolio contained no “high-risk” securities or derivatives as of December 31, 2009 or 2008.

Securities available for sale increased by $37.3 million in 2009 (excluding the effect of changes in unrealized gains or losses) primarily as a result in purchases of $183.3 million, offset by principal repayments, sales and maturities of $144.7 million. The securities available for sale portfolio is comprised of U.S. Government Agency securities, mortgage-backed securities, and Whole Loan Collateralized Mortgage Obligation (CMO) securities. At December 31, 2009, the unrealized loss on securities available for sale included in stockholders’ equity totaled $10.9 million, net of tax, compared to a $17.3 million, unrealized loss on securities net of tax, at December 31, 2008.  The market for certain mortgage-backed securities held in the Company’s securities portfolio improved in 2009 as conditions in the overall economy and in the mortgage markets began to improve.  Management believes that the unrealized losses on these securities at December 31, 2009 were primarily the result of changes in general market interest rates.

During 2009, securities held to maturity decreased by $34.8 million primarily as a result of calls of U.S. Government Agency debentures as well as, principal repayments and the sale of selected amortizing assets whose current face had fallen below 15% of original face.  Additionally, management actively chose to re-deploy cashflows into the available for sale portfolio. The securities held in this portfolio include U.S. Government Agency securities, mortgage-backed securities, tax-exempt municipal bonds, CMO’s and corporate debt securities.

In 2009, the Company sold a total of 65 mortgage-backed securities with a fair market value of $49.5 million.  Of this total, 42 securities had been classified as available for sale with a carrying value of $44.7 million.  The Company realized proceeds of $46.1 million for pre-tax gains of $1.4 million.  The securities sold also included 23 mortgage-backed securities with a fair market value of $3.4 million and a carrying value of $3.2 million that had been classified as held to maturity and were sold due to their small remaining size.  In every case, the current face had fallen below 15% of the original purchase amount.  A pre-tax gain of $170,000 was recognized on the sale of securities classified as held to maturity.  The Company uses the specific identification method to record security sales.  Also during 2009, the Company had a total of $41.5 million of agency debentures called, at par, by their issuing agencies.  Of this total, $5.0 million were classified as available for sale and $36.5 million were classified as held to maturity. All of the securities were carried at par.

The amortized cost of available for sale and held to maturity securities are summarized below in Table 3 as of December 31, for each of the years 2007 through 2009:

TABLE 3
	December 31,
(in thousands)	2009	2008	2007
Available for Sale:
U.S. Government Agency securities	$55,004	$5,000	$5,000
Residential mortgage-backed securities	80,916	62,489	72,418
Agency collateralized mortgage obligations	149,233	145,823	140,790
Private-label collateralized mortgage obligations	120,407	154,929	174,792
Total available for sale	$405,560	$368,241	$393,000
Held to Maturity:
U.S. Government Agency securities	$25,000	$36,500	$133,303
Municipal securities	1,624	1,623	1,621
Residential mortgage-backed securities	54,822	71,576	81,846
Agency collateralized mortgage obligations	30,362	35,423	28,033
Private-label collateralized mortgage obligations	4,010	5,473	6,179
Corporate debt securities	1,997	1,992	6,485
Total held to maturity	$117,815	$152,587	$257,467

The contractual maturity distribution and weighted average yield of our available for sale and held to maturity portfolios at December 31, 2009 are summarized in Table 4. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and other economic variables. Weighted average yield is calculated by dividing income within each maturity range by the outstanding amount of the related investment and has been tax effected, assuming a tax rate of 35%, on tax-exempt obligations.

TABLE 4
December 31, 2009	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government Agency obligations	$-	-%	$35,004	3.20%	$20,000	3.60%	$-	-%	$55,004	3.35%
Residential mortgage- backed obligations	-	-	-	-	7,241	4.91	73,675	4.39	80,916	4.44
Agency collateralized mortgage obligations	-	-	-	-	8,137	3.25	141,096	2.71	149,233	2.74
Private-label collateralized mortgage obligations	-	-	-	-	4,142	4.69	116,265	4.82	120,407	4.82
Total available for sale	$-	-%	$35,004	3.20%	$39,520	3.88%	$331,036	3.82%	$405,560	3.77%

Held to Maturity:
U.S. Government Agency obligations	$-	-%	$-	-%	$25,000	4.38%	$-	-%	$25,000	4.38%
Residential mortgage- backed obligations	-	-	-	-	5,298	4.37	49,524	5.25	54,822	5.16
Agency collateralized mortgage obligations	-	-	-	-	-	-	30,362	3.89	30,362	3.89
Private-label collateralized mortgage obligations	-	-	-	-	-	-	4,010	5.46	4,010	5.46
Corporate debt securities	1,997	6.63	-	-	-	-	-	-	1,997	6.63
Municipal obligations	-	-	655	5.40	-	-	969	6.43	1,624	6.01
Total held to maturity	$1,997	6.63%	$655	5.40%	$30,298	4.38%	$84,865	4.79%	$117,815	4.72%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted average yield received on such securities.

Loans Held for Sale

Loans held for sale are comprised of student loans and selected residential loans the Bank originates with the intention of selling in the future.  Occasionally, loans held for sale also include selected Small Business Administration (SBA) loans and business and industry loans that the Bank decides to sell.  These loans are carried at the lower of cost or estimated fair value, calculated in the aggregate.  At the present time, the majority of the Bank’s residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to the secondary market standards or if we agree not to sell the loan due to a customer’s request.  The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships.  The sale of these loans takes place typically within 30 days of funding.  At December 31, 2009 and December 31, 2008, no residential mortgage loans held for sale were past due or impaired.  SBA loans are held in the Company’s loan receivable portfolio unless or until management determines a sale of certain loans is appropriate.  At the time such a decision is made, the SBA loans are moved from the loans receivable portfolio to the loans held for sale portfolio.  Total loans held for sale were $12.7 million and $41.1 million at December 31, 2009 and 2008, respectively.  At December 31, 2009, loans held for sale were comprised of $6.6 million of student loans and $6.1 million of residential mortgages as compared to $34.4 million of student loans, $2.9 million of SBA loans and $3.8 million of residential loans at December 31, 2008.  The change in 2009 was the result of sales of $42.9 million in student loans, $5.8 million of SBA loans and $103.5 million in residential loans, offset by originations of $123.7 million in new loans held for sale. There were $5.8 million of SBA loans moved from the loans receivable portfolio during 2009.  Loans held for sale, as a percentage of total Company assets, were less than 1% at December 31, 2009 and less than 2% at December 31, 2008.

Loans Receivable

The following table summarizes the composition of our loan portfolio by type as of December 31, for each of the years 2005 through 2009:

TABLE 5
	December 31,
(in thousands)	2009	2008	2007	2006	2005
Commercial mortgage	$577,890	$599,321	$430,778	$365,259	$299,219
Construction and land development	65,047	54,075	54,475	61,365	47,334
Residential real estate mortgage loans	80,213	86,490	80,575	83,690	83,213
Tax-exempt loans	117,249	96,506	53,690	31,446	17,055
Commercial, industrial and other business loans	190,978	195,258	192,390	163,708	138,174
Consumer loans	220,307	237,628	211,536	182,058	148,906
Commercial lines of credit	192,099	170,505	133,927	95,192	90,769
Total loans	$1,443,783	$1,439,783	$1,157,371	$982,718	$824,670

We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by purpose, collateral or industry using a red/yellow/green measurement for acceptable levels of exposure. At December 31, 2009, we did not have a concentration to any one industry or borrower.

Our commercial mortgage and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and are secured by mortgages on real property located principally in South Central Pennsylvania (principally office buildings, multifamily residential, land development and other commercial properties). The average loan size originated in 2009 in this category was approximately $349,000. Our underwriting policy has established maximum terms for commercial mortgage and construction loans depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting policy generally requires a loan-to-value ratio of no more than 80% on loans in this category and typically requires owner guarantees and other collateral depending on our total risk assessment of the transaction.

Our commercial, industrial and other business loans and lines of credit are typically made to small and medium-sized businesses. The average loan size originated in 2009 in this category was approximately $371,000. Based on our underwriting standards, loans may be secured in whole or in part by collateral such as liquid assets, accounts receivable, equipment, inventory and real property. Additionally, our underwriting policy has established maximum terms for these loans depending on the loan type within the commercial, industrial and other business loans category. The value of the collateral in this category may vary depending on market conditions. The Bank maintains advance rate guidelines for particular collateral categories to mitigate the risk that the borrower defaults and the value of the collateral is not sufficient to cover the outstanding loan balance. We also actively manage the unused portion of commercial lines of credit and would freeze a commitment if a borrower were in default. As of December 31, 2009, outstanding balances under commercial lines of credit were $192.1 million and unused commitments were $277.3 million.

Residential real estate mortgage loans represented approximately 6% of our total loans at December 31, 2009. Loans in this category are collateralized by first mortgages on residential properties located in South Central Pennsylvania. Our underwriting policy provides that all residential loans are to be written based upon standards used by the secondary market.

Consumer loans and consumer lines of credit represented approximately 15% of our total loans at December 31, 2009. These loans and lines are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2009, 27% of consumer loans and consumer lines of credit were secured by second liens. When originating consumer loans, our underwriting policy sets limitations on the term of the loan, defines allowable collateral and the valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to identify those loan applicants with a proven record of credit management. We actively manage the unused portion of our consumer lines of credit and would freeze a commitment if a borrower becomes delinquent. As of December 31, 2009, unused commitments under consumer lines of credit were $41.4 million.

During 2009, total gross loans receivable increased by $4.0 million from December 31, 2008 to December 31, 2009. Total loan originations as well as net loan growth were below our historical norms in 2009 as compared to prior years.  This was due to a combination of lower loan demand and the current economic conditions combined with our much more stringent enforcement of credit standards for new and existing loans in the current economic environment.  As the economy slowly improves, we expect loan demand to increase and therefore expect a higher level of originations in 2010 as compared to 2009.

In the extremely difficult credit environment that was present throughout 2009, Metro generated approximately $265.0 million of new gross loans which were partially offset by payments totaling $245.0 million.

During 2009, commercial mortgage loans decreased by $21.4 million, or 4%, tax-exempt loans increased by $20.7 million or 21% and commercial lines of credit increased by $21.6 million, or 13%.  Consumer loans decreased $17.3 million or 7%. Residential real estate mortgage loans and commercial, industrial and business loans decreased $6.3 million and $4.3 million, respectively. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $9.6 million at December 31, 2009 and $3.7 million at December 31, 2008.

Total loans outstanding represented 80% of total deposits and 67% of total assets at December 31, 2009, excluding the loans held for sale, compared to 88% and 67%, respectively, at December 31, 2008.

The maturity ranges of the loan portfolio and the amounts of loans with predetermined interest rates and floating interest rates in each maturity range, as of December 31, 2009, are presented in the following table:

TABLE 6
	December 31, 2009
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Real estate:
Commercial mortgage	$80,386	$50,251	$447,253	$577,890
Construction and land development	22,763	14,109	28,175	65,047
Residential mortgage	4,036	12,744	63,433	80,213
Tax-exempt	18,390	945	97,914	117,249
	125,575	78,049	636,775	840,399
Commercial	29,323	81,871	79,785	190,979
Consumer	36,722	20,081	163,503	220,306
Commercial lines of credit	135,808	54,747	1,544	192,099
Total loans	$327,428	$234,748	$881,607	$1,443,783
Interest rates:
Predetermined	$44,894	$137,480	$716,740	$899,114
Floating	282,534	97,268	164,867	544,669
Total loans	$327,428	$234,748	$881,607	$1,443,783

Concentrations of Credit Risk

The largest portion of loans, 40%, on our balance sheet is for commercial mortgage related loans. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, Lancaster, Lebanon, York and Berks counties of Pennsylvania where we have full-service store locations. Commercial real estate, construction, and land development loans aggregated $642.9 million at December 31, 2009, compared to $653.4 million at December 31, 2008. Commercial real estate loans are collateralized by the related project (principally office building, multi-family residential, land development and other properties) and we generally require loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on managements’ credit evaluations of the respective borrowers.

Commercial loans represented 13% of total loans at December 31, 2009. Collateral for these types of loans varies depending upon managements’ credit evaluations of the respective borrowers and generally includes the following: business assets, personal guarantees and/or personal assets of the borrower.

Consumer loans comprised 15%, or $220.3 million, of total loans at December 31, 2009. Approximately $203.5 million of consumer loans are secured by real estate, $2.2 million are loans collateralized by personal assets of the borrower, and $14.6 million are unsecured.

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

Nonperforming Loans and Assets

Total nonperforming assets (nonperforming loans, foreclosed real estate and loans past due 90 days or more and still accruing interest) at December 31, 2009, were $45.6 million, or 2.12%, of total assets as compared to $27.9 million, or 1.30%, of total assets at December 31, 2008. Total nonperforming loans (nonaccrual loans, 90 days or more past due loans and restructured loans) at December 31, 2009 were $37.7 million compared to $27.1 million one year ago. Much like most of the banking industry, we experienced significant increases in nonperforming loans during 2009 as overall economic conditions deteriorated in our market area and in most of the United States. The increase in nonperforming loans experienced by the Bank during 2009, primarily resulted from the addition of 23 commercial loans and/or relationships totaling $24.6 million at December 31, 2009. This increase was partially offset by charge-offs in 2009 of  approximately $7.0 million of loans that were nonperforming at December 31, 2008 as well as the reclassification of $9.4 million into Other Real Estate Owned (foreclosed real estate) status.  Of the 23 loans and/or relationships, one relationship had an aggregate specific loss allocation of $900,000 at year end 2009.  Total nonperforming commercial loans at December 31, 2009 totaled $34.7 million and consisted of 37 relationships including those mentioned above.  At December 31, 2008, total nonperforming commercial loans totaled $23.7 million and consisted of 24 relationships.

Additionally, total delinquent loans (those loans 30 days or more delinquent including non-accrual loans) as a percentage of total loans were 3.25% at December 31, 2009, compared to 2.20% at December 31, 2008. Excluding non-accrual loans, total loans delinquent for 30 days or more as a percentage of total loans were 0.64% and 0.32% at December 31, 2009 and 2008, respectively. We generally place a loan on nonaccrual status and cease accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection. At December 31, 2009 and 2008, there were no loans past due 90 days and still accruing interest. Additional loans considered by our internal loan review department as potential problem loans totaled $53.1 million at December 31, 2009 compared to $22.5 million at December 31, 2008. Those loans have been evaluated as to risk exposure in determining the adequacy of the allowance for loan losses.

Foreclosed real estate totaled $7.8 million as of December 31, 2009 as compared to $743,000 as of December 31, 2008. These properties have been initially written down to fair value less disposition costs. The Bank obtains third-party appraisals by a Bank pre-approved certified general appraiser on nonperforming loans secured by real estate at the time the loan is determined to be non-performing.  Appraisals are ordered by the Bank’s Real Estate Loan Administration Department which is independent of both loan workout and loan production functions.

No charged-off amount was different from what was determined to be fair value of the collateral (net of estimated costs to sell) as presented in the appraisal for any period presented.

Any provision or charge-off is accounted for upon receipt and satisfactory review of the appraisal and in no event, later than the end of the quarter in which the loan was determined to be non-performing.  No significant time lapses during this process have occurred for any period presented.

The Bank also considers the volatility of the fair value of the collateral, timing and reliability of the appraisal, timing of the third party’s inspection of the collateral, confidence in the Bank’s lien on the collateral, historical losses on similar loans, and other factors based on the type of real estate securing the loan. As deemed necessary, the Bank will perform inspections of the collateral to determine if an adjustment of the value of the collateral is necessary.

Partially charged off loans with an updated appraisal remain on non-performing status and are subject to the Bank’s standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement, or classified as a Troubled Debt Restructure, unless collectability of the entire contractual balance of principal and interest (book and charged off amounts) is no longer in doubt, and the loan is current or will be brought current within a short period of time.

It is possible that increased levels of nonperforming assets and probable losses may continue in the foreseeable future due to the economic downturn, including record unemployment, lackluster consumer spending, stagnant home sales and declining collateral values.

The following table summarizes information regarding nonperforming loans and nonperforming assets as of December 31, 2005 through 2009:

TABLE 7
	December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Nonaccrual loans:
Commercial	$14,403	$6,863	$534	$984	$684
Consumer	654	492	57	19	296
Real estate: Construction	3,969	7,646	385	247	-
Mortgage	18,719	12,121	1,959	2,129	1,322
Total nonaccrual loans	37,745	27,122	2,935	3,379	2,302
Loans past due 90 days or more and still accruing	-	-	-	2	233
Total nonperforming loans	37,745	27,122	2,935	3,381	2,535
Foreclosed real estate	7,821	743	489	159	159
Total nonperforming assets	$45,566	$27,865	$3,424	$3,540	$2,694
Nonperforming loans to total loans	2.61%	1.88%	0.25%	0.34%	0.31%
Nonperforming assets to total assets	2.12%	1.30%	0.17%	0.19%	0.16%
Interest income received on nonaccrual loans	$976	$1,268	$157	$133	$106
Interest income that would have been recorded under the original terms of the loans	$1,869	$1,776	$280	$329	$220

Allowance for Loan Losses

The allowance for loan losses (ALLL) is a reserve established in the form of a provision expense for loan losses and is reduced by loan charge-offs, net of recoveries. When loans are deemed to be uncollectible, they are charged off. Management has established a reserve that it believes is adequate for estimated losses in the loan portfolio. In conjunction with an internal loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the allowance for loan losses to the Board of Directors, indicating any changes in the allowance since the last review. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the allowance for loan losses as an integral part of the examination process.

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

In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes described above. This determination inherently involves a higher degree of subjectivity, and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

•	Changes in lending policies and procedures, including changes in underwriting standards and collection, charge-off and recovery practices.

•	Changes in the volume and severity of past due loans, the volume of nonaccrual loans, and the volume and severity of adversely classified or graded loans.

•	Changes in the nature and volume of the portfolio and the terms of loans.

•	Changes in the value of underlying collateral for collateral-dependent loans.

•	Changes in the quality of our loan review system.

•	Changes in the experience, ability, and depth of lending management and other relevant staff.

•	The existence and effect of any concentrations of credit, and changes in the level of such concentrations.

•
Changes in international, national, regional and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

The factor used in the allowance calculation with the most significant increase from 2008 to 2009, was that of the economic conditions factor.

More specifically, the methodology utilized to assess the adequacy of the allowance includes:

•
Identifying loans for individual review under current guidance as required by GAAP. Generally, the loans identified for individual review consist of larger balance commercial business loans and commercial mortgages.

•
Assessing whether the loans identified for review are “impaired” based on the probability that all amounts due under the loan will not be collected according to the contractual terms of the loan agreement.

•
For loans identified as impaired, calculating the estimated fair value of the loan, using one of the following methods, a) observable market price, b) discounted cash flow or c) the value of the underlying collateral.

•	Segmenting classified, but non-impaired loans based on credit risk ratings and allocating an allowance for loan losses based on appropriate factors, including recent loss history for similar loans.

•	Identifying other loans for evaluation collectively as required by GAAP. In general, these other loans include residential mortgages and consumer loans.

•	Segmenting loans into groups with similar characteristics and allocating an allowance for loan losses to each segment based on recent loss history and other relevant information.

•	Reviewing the results to determine the appropriate amount of the allowance for loan losses.

While the allowance for loan losses is maintained at a level believed to be adequate by management for covering estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The Bank recorded provisions of $12.4 million to the allowance for loan losses in 2009, compared to $7.5 million for 2008. During 2009, net charge-offs amounted to $14.8 million, or 1.02%, of average loans outstanding, excluding loans held for sale, for the year, compared to $1.5 million, or 0.11%, of average loans outstanding for 2008. Approximately $11.7 million, or 79%, of total net charge-offs for 2009 were concentrated in eight different lending relationships.  Two loans for approximately $960,000 comprised the majority of the total net  charge-off figure for 2008. The increased provision to the allowance for loan losses in 2009 over 2008 and prior years is directly related to the level of net charge-offs experienced by Metro in 2009 as well as the increase in the level of nonperforming loans from December 31, 2008 to December 31, 2009. The allowance for loan losses decreased as a percentage of loans receivable from 1.16% of total loans outstanding at December 31, 2008, to 1.00% of total loans outstanding at December 31, 2009.  The allowance at December 31, 2009 provided coverage of 38% of nonperforming loans compared with 62% at December 31, 2008 as a result of higher level of non-performing loans at December 31, 2009 compared to December 31, 2008. See the Application of Critical Accounting Policies section in this Management’s Discussion and Analysis regarding the allowance for loan losses as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2009 included herein for further discussion regarding our allowance for loan losses.

The following table presents a summary of our provision and allowance for loan losses:

TABLE 8
	Years Ended December 31,
(dollars in thousands)	2009	2008	2007	2006	2005
Balance at beginning of year	$16,719	$10,742	$9,685	$9,231	$7,847
Provisions charged to operating expenses	12,425	7,475	1,762	1,634	1,560
	29,144	18,217	11,447	10,865	9,407
Recoveries of loans previously charged-off:
Commercial	92	145	11	34	546
Consumer	6	25	53	71	50
Real estate	210	-	8	-	-
Total recoveries	308	170	72	105	596
Loans charged-off:
Commercial	(7,405)	(1,426)	(634)	(895)	(627)
Consumer	(21)	(173)	(69)	(390)	(135)
Real estate	(7,635)	(69)	(74)	-	(10)
Total charged-off	(15,061)	(1,668)	(777)	(1,285)	(772)
Net charge-offs	(14,753)	(1,498)	(705)	(1,180)	(176)
Balance at end of year	$14,391	$16,719	$10,742	$9,685	$9,231
Net charge-offs to average loans outstanding	1.02%	0.11%	0.07%	0.13%	0.02%
Allowance for loan losses to year-end loans	1.00%	1.16%	0.93%	0.99%	1.12%

Allocation of the Allowance for Loan Losses

The allocation of the allowance for loan losses is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the table below were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans, and historical losses in each loan type category combined with a weighting of the current loan composition. The following table details the allocation of the allowance for loan losses to the various categories:

TABLE 9
	December 31,
	2009		2008		2007		2006		2005
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial loans and lines of credit	$6,241	35%	$6,772	32%	$4,253	31%	$4,417	28%	$3,675	28%
Consumer	1,687	15	1,899	17	1,800	18	1,868	19	1,785	18
Real estate, construction and land development:
Commercial	5,725	45	7,046	45	3,796	43	2,695	43	3,058	42
Residential	738	5	1,002	6	893	8	705	10	713	12
Total	$14,391	100%	$16,719	100%	$10,742	100%	$9,685	100%	$9,231	100%

Deposits

Total deposits at December 31, 2009, were $1.81 billion, an increase of $180.7 million, or 11%, from total deposits of $1.63 billion at December 31, 2008.  We remain a deposit-driven financial institution with emphasis on core deposit accumulation and retention as a basis for sound growth and profitability. We regard core deposits as all deposits other than public certificates of deposits. Deposits in the various core categories increased by $158.2 million, or 10%, in 2009 to $1.78 billion at December 31, 2009. Similarly, total average deposits for 2009 were $1.70 billion, an increase of $142.2 million, or 9%, over the 2008 average of $1.56 billion. As noted in Table 10 below, declines in savings balances were more than offset by growth in demand deposits and time deposits.

We believe that our record of sustaining core deposit growth is reflective of our retail approach to banking which emphasizes a combination of free checking accounts, convenient store locations, extended hours of operation, unparalleled quality customer service and active marketing.

The average balances and weighted average rates paid on deposits for 2009, 2008 and 2007 are presented below:

TABLE 10
	Years Ended December 31,
	2009 Average		2008 Average		2007 Average
(dollars in thousands)	Balance/Rate		Balance/Rate		Balance/Rate
Demand deposits:
Noninterest-bearing	$303,963		$276,120		$269,353
Interest-bearing (money market and checking)	795,835	0.92%	727,783	1.53%	712,418	3.47%
Savings	329,799	0.59	351,291	1.10	373,209	2.41
Time	271,643	2.95	203,805	3.53	198,544	4.26
Total deposits	$1,701,240		$1,558,999		$1,553,524

The decrease in the average rates paid on deposits from 2007 to 2008 and again from 2008 to 2009 are a direct result of the dramatic decreases in short-term market interest rates and the Bank’s pricing of its deposit rates paid in accordance with such decreases.  See the Results of Operations section earlier in this Management’s Discussion and Analysis regarding the Bank’s cost of deposits.

The remaining maturities for certificates of deposit with balances of $100,000 or more as of December 31, 2009, 2008 and 2007 are presented in Table 11.

TABLE 11
	At December 31,
(in thousands)	2009	2008	2007
3 months or less	$46,318	$29,294	$22,844
3 to 6 months	20,285	13,603	19,452
6 to 12 months	16,191	30,332	12,847
Over 12 months	30,326	20,850	17,263
Total	$113,120	$94,079	$72,406

Short-Term Borrowings and Repurchase Agreements

Short-term borrowings used to meet temporary funding needs consist of overnight and short-term advances from the Federal Home Loan Bank, securities sold under agreements to repurchase and overnight federal funds lines of credit. For 2009, short-term borrowings averaged $172.9 million, a $92.6 million, or 35%, decrease from 2008. The decrease in the average level of short-term borrowings in 2009 as compared to 2008 is attributable to a lower need for such borrowings as a result of the average deposit growth throughout 2009 as well as the receipt of proceeds from a common stock offering at the end of the third quarter in 2009.  The weighted average rate paid during 2009 was 0.59% compared with 1.98% during 2008 for short-term borrowings.  Rates paid by Metro on short-term borrowings are directly related to the level of overall general market interest rates.  Therefore, due to the lower level of general market rates prevalent throughout 2009 compared to 2008, the rate paid on such borrowings by Metro decreased by 139 basis points in 2009 from the prior year.  At December 31, 2009, short-term borrowings outstanding totaled $51.1 million at an average rate of 0.62%. As of December 31, 2008, short-term borrowings outstanding totaled $300.1 million at an average rate of 0.57%. As of December 31, 2007, short-term borrowings outstanding totaled $217.3 million at an average rate of 3.59%. The maximum short-term borrowings outstanding at any one month-end were $317.7 million in 2009, $356.5 million in 2008 and $249.4 million in 2007. There were no repurchase agreements outstanding during any time in 2009, 2008 or 2007.

 Long-Term Debt

Long-term debt totaled $54.4 million at December 31, 2009 compared to $79.4 million at December 31, 2008. Our long-term debt consists of $29.4 million of Trust Capital Securities through Commerce Harrisburg Capital Trust I, Commerce Harrisburg Capital Trust II and Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries as well as a $25.0 million FHLB convertible borrowing. As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 with the acquisition of a $25.0 million borrowing with a 5-year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2-year maturity and a three-month conversion term at an initial interest rate of 4.49%. The two year borrowing matured and was paid off during the third quarter of 2009. At December 31, 2009, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2009 for further analysis of our long-term debt.

Stockholders’ Equity and Capital Adequacy

At December 31, 2009, stockholders’ equity totaled $200.0 million, up $85.6 million, or 75%, over stockholders’ equity at December 31, 2008. The increase is primarily a result of the common stock offering which generated net proceeds of $77.8 million, partially offset by a $1.9 million net loss for the year. Additionally, proceeds for shares issued under our stock purchase and stock option plans as well as an increase in the fair value of investment securities available for sale contributed to the increase. As a result of the increase, the ratio of stockholders’ equity as a percent of total assets increased to 9.31% at December 31, 2009, from 5.35% at December 31, 2008. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2009, included herein, for additional discussion regarding Stockholders’ Equity. The average equity to assets ratio at December 31, 2009 was 6.77% compared to 5.57% at December 31, 2008.

On August 6, 2009, Metro Bancorp, Inc. filed a shelf registration statement on Form S-3 with the SEC which allows the Company, from time to time, to offer and sell up to a total aggregate of $250.0 million of common stock, preferred stock, debt securities, trust preferred securities or warrants, either separately or together in any combination. The Company has always been well-capitalized under federal regulatory guidelines, however the shelf registration better positions the Company to take advantage of potential opportunities for growth and to address current economic conditions.

The Company completed a common stock offering in 2009 of 6.875 million shares, at $12.00 per share, for new capital proceeds, net of expenses, of $77.8 million.  The additional capital has significantly strengthened the

Company’s capital ratios far beyond regulatory guidelines for “well-capitalized” status and positioned the Company for strong future growth as well as any potential continuation of difficult market economic conditions.

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

The following table provides a comparison of the Company’s risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:

TABLE 12
	Company		Bank		Minimum
	December 31,		December 31,		Regulatory
	2009	2008	2009	2008	Requirements
Tier 1 Capital	13.88%	9.67%	12.01%	9.67%	4.00%
Total Capital	14.71	10.68	12.85	10.68	8.00
Leverage ratio (to total average assets)	11.31	7.44	9.82	7.52	4.00

At December 31, 2009, the consolidated capital levels of the Company and of the Bank met the regulatory definition of a “well-capitalized” financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6%, and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol METR. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2008 through December 31, 2009. As of December 31, 2009, there were approximately 3,300 holders of record of the Company’s common stock.

	Sales Price
Quarter Ended:	High	Low
March 31, 2009	$27.48	$11.00
June 30, 2009	22.95	17.60
September 30, 2009	19.99	11.50
December 31, 2009	13.16	10.31
March 31, 2008	$27.92	$23.79
June 30, 2008	29.39	24.01
September 30, 2008	33.82	20.81
December 31, 2008	31.00	22.23

The following graph shows the yearly percentage change in the Company’s cumulative total shareholder return on its common stock from December 31, 2004 to December 31, 2009 compared with the cumulative total return of a NASDAQ Bank Index and the NASDAQ Composite Market Index.

We offer a Dividend Reinvestment and Stock Purchase Plan by which dividends on our Common Stock and optional cash payments of not less than $100 per month and no more than $25,000 per month may be invested in our Common Stock at a 3% discount to the market price and without payment of brokerage commissions. During 2009, our shareholders purchased 78,619 shares directly from the Company under this plan and, as a result, the Company received proceeds of approximately $1.2 million from such purchases.

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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 13 shows our GAP position as of December 31, 2009. The repricing assumptions used in the table are as follows:

•
Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan. A market consensus Constant Prepayment Rate is applied to Residential Mortgage Fixed rate loans.

•	Floating rate loans receivable are tied to a floating index such as New York Prime and are scheduled according to their repricing characteristics.

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

•	Time deposit accounts, short-term borrowings, and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 13
	December 31, 2009
(dollars in thousands)	1 – 90 Days	91 – 180 Days	181 – 365 Days	1 – 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable	$599,110	$35,241	$80,578	$495,395	$246,171	$1,456,495
Securities	174,018	19,124	55,246	217,285	78,482	544,155
Total interest-earning assets	773,128	54,365	135,824	712,680	324,653	2,000,650
Interest-bearing liabilities:
Transaction accounts, excluding DDA	437,995	49,926	61,527	275,215	399,508	1,224,171
Time deposits	87,377	44,723	37,401	99,047	2,164	270,712
Short-term borrowings	51,075	-	-	-	-	51,075
Long-term debt	-	-	-	25,000	29,400	54,400
Total interest-bearing liabilities	576,447	94,649	98,928	399,262	431,072	1,600,358
Period GAP	196,681	(40,284)	36,896	313,418	(106,419)	$400,292
Cumulative GAP	$196,681	$156,397	$193,293	$506,711	$400,292
Cumulative RSA / RSL	134.12%	123.30%	125.10%	143.34%	125.01%

Notes: Securities are reported at face value for purposes of this table. Securities include restricted investment in bank stock for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

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

Our ALCO policy has established that income sensitivity will be considered acceptable if overall net interest income volatility in the above mentioned interest rate scenarios are within 4% of forecasted net interest income in the first year and within 5% using a two-year time frame.

The following table compares the impact on forecasted net income at December 31, 2009 of a plus 200 and minus 100 basis point (bp) change in interest rates to the impact at December 31, 2008 in the plus 200 and minus 100 bp scenarios.

	Plus 200	Minus 100	Minus 200
December 31, 2009:
Twelve Months	2.1%	(2.0)%	n/a
Twenty-Four Months	5.7%	(4.5)%	n/a
December 31, 2008:
Twelve Months	0.3%	(0.6)%	n/a
Twenty-Four Months	3.1%	(2.3)%	n/a

Management continues to evaluate strategies in conjunction with the Company’s ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our available for sale investment portfolio, purchasing floating rate securities, altering the mix of our deposits by type and therefore rate paid, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings extending the maturity structure of the Bank’s short-term borrowing position or fixing the cost of our short-term borrowings.

Management uses many assumptions to calculate the impact of changes in interest rates. Actual results may not be similar to our projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. In general, a flattening of the yield curve would result in reduced net interest income compared to a normal-shaped interest rate curve scenario and proportionate rate shift assumptions. Actual results may also differ due to Management's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. Market value of equity is defined as the market value of assets less the market value of liabilities plus the market value of off-balance sheet items. The model calculates the market value of our assets and liabilities in excess of book value in the current rate scenario, and then compares the excess of market value over book value given an immediate 200 basis point increase and a 100 basis point decrease in rates. Our ALCO policy indicates that the level of interest rate risk is unacceptable if the immediate change in rates would result in a loss of more than 30% of the market value calculated in the current rate scenario.  This measurement of interest rate risk represents a change from the previously reported metric which focused on the change in the excess of market value over book value in each of the interest rate scenarios.   At December 31, 2009 the market value of equity calculation indicated acceptable levels of interest rate risk in all scenarios per the policies established by our ALCO.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate plus 200 or minus 100 bp change in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premiums. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management’s assertion that our core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2009 provide an accurate assessment of our interest rate risk.  At December 31, 2009, the average life of our core deposition transaction accounts was eight years.

Liquidity

The objective of liquidity management is to ensure our ability to meet our financial obligations. These obligations include the payment of deposits on demand at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loans and other funding commitments; and the ability to take advantage of new business opportunities. Our ALCO is responsible for implementing the policies and guidelines of our board-governing liquidity.

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

The Consolidated Statements of Cash Flows provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. Cash from operating activities during 2009 increased to $49.4 million from $4.5 million during 2008. This increase was primarily attributed to the timing of loan sales and resultant lower 2009 balance in loans held for sale, and a higher provision for loan losses, partially offset by a net loss in 2009 as compared to net income in 2008. Investing activities resulted in a net cash outflow of $44.9 million during 2009 compared to $163.3 million in 2008, primarily due to a much smaller increase in net loans receivable in 2009 as compared to 2008, partially offset by a higher level of purchases of investment securities. Financing activities resulted in a net outflow of $13.7 million in 2009 compared to a net inflow of $157.4 million in 2008. The net cash outflow in 2009 was mostly from a paydown in short-term borrowings of $249.1 million with cash from an increase in deposits of $180.7 million as well as from the issuance of common stock generating $77.8 million in net cash proceeds.

Our investment portfolio consists mainly of mortgage-backed securities, which do not have bullet final maturities. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans, and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. In the current market environment which has adversely impacted the pricing on certain securities in the Company’s investment portfolio, the Company would not be inclined to act on a sale of such securities for liquidity purposes. If the Company attempted to sell certain securities of its investment portfolio, the current performance of the underlying collateral as well as the current depressed market price could affect the Company’s ability to sell those securities, as well as the value the Company would be able to realize. We also maintain secondary sources of liquidity consisting of federal funds lines of credit, repurchase agreements, and borrowing capacity at the Federal Home Loan Bank, which can be drawn upon if needed. As of December 31, 2009, our total potential liquidity through these secondary sources was $572.1 million of which $496.1 million was currently available, as compared to $627.7 million at December 31, 2008 of which $277.6 million was currently available.

The Bank has also opted to remain in the FDIC-sponsored Temporary Liquidity Guarantee Program which provides 100% federal deposit insurance coverage for any individual non-interest demand checking account and low-interest NOW checking account whose balance exceeds $250,000. The program is currently scheduled to expire on June 30, 2010. Upon such expiration, customer deposit and withdrawal behavior for such accounts could fluctuate materially and, as a result, have an adverse impact on our liquidity position.

The Company and the Bank’s liquidity are managed separately. On an unconsolidated basis, the principal source of the Company’s revenue is dividends paid to the Company by the Bank. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Company. The Company’s net cash outflows consist principally of interest on the trust-preferred securities, dividends on the preferred stock and unallocated corporate expenses.

Aggregate Contractual Obligations

The following table represents our on-and–off balance sheet aggregate contractual obligations to make future payments as of December 31, 2009:

TABLE 14
	December 31, 2009
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time Deposits	$ 169,501	$ 73,871	$ 25,176	$ 2,164	$ 270,712
Long-Term Debt	-	25,000	-	29,400	54,400
Fiserv Obligation	6,669	14,670	16,381	8,954	46,674
Operating Leases	2,448	4,429	4,051	24,479	35,407
Sponsorship Obligation	338	677	677	1,353	3,045
Total	$ 178,956	$ 118,647	$ 46,285	$ 66,350	$ 410,238

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2009, included herein.

Off-Balance Sheet Arrangements

During the conduct of ordinary business operations we routinely enter into contracts for services. These contracts may require payment for services to be provided in the future and may also contain penalty clauses for the early termination of the contract. Management is not aware of any additional commitments or contingent liabilities, which may have a material adverse impact on our liquidity or capital resources.

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2009, included herein, for additional information.

Forward-Looking Statements

This annual report on Form 10-K and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act and Section 21E of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, with respect to the financial condition, liquidity, results of operations, future performance and business of Metro Bancorp, Inc. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control).   The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements.

While we believe our plans, objectives, goals, expectations, anticipations, estimates and intentions as reflected in these forward-looking statements are reasonable, we can give no assurance that any of them will be achieved.  You should understand that various factors, in addition to those discussed elsewhere in this annual report on Form 10-K and incorporated by reference in this annual report on Form 10-K, could affect our future results and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	the effects of, and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

•
the Federal Deposit Insurance Corporation (FDIC) deposit fund is continually being used due to increased bank failures and existing financial institutions are being assessed higher  premiums in order to replenish the fund;

•
general economic or business conditions, either nationally, regionally or in the communities in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	continued levels of loan quality and volume origination;

•	the adequacy of loan loss reserves;

•	the impact of changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	unanticipated regulatory or judicial proceedings and liabilities and other costs;

•	interest rate, market and monetary fluctuations;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the loss of certain key officers;

•	continued relationships with major customers;

•	our ability to continue to grow our business internally and through acquisition and successful integration of new or acquired entities while controlling costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	the ability to hedge certain risks economically;

•	effect of terrorist attacks and threats of actual war;

•	deposit flows;

•	changes in accounting principles, policies and guidelines;

•	rapidly changing technology;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services; and

•	our success at managing the risks involved in the foregoing.

Because such forward-looking statements are subject to risks and uncertainties, actual results may differ materially from those expressed or implied by such statements.  The foregoing list of important factors is not exclusive and you are cautioned not to place undue reliance on these factors or any of our forward-looking statements, which speak only as of the date of this document or, in the case of documents incorporated by reference, the dates of those documents. We do not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by or on behalf of us except as required by applicable law.

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable; our net interest margin for the year ended December 31, 2009 was 3.81%, a decrease of 28 basis points from 4.09% for the year ended December 31, 2008. See the section titled “Net Interest Income and Net Interest Margin” in this Management’s Discussion and Analysis for further discussion regarding our net interest margin performance.

Currently, we have 98% of our deposits in accounts which we consider core deposits. These accounts, which have a relatively low cost of deposits, have historically contributed significantly to the net interest margin.

Metro Bancorp, Inc.
Report on Management’s Assessment of Internal Control Over
Financial Reporting

Metro Bancorp, Inc. is responsible for the preparation, integrity, and fair presentation of the consolidated financial statements included in this annual report.  The consolidated financial statements and notes included in this annual report have been prepared in conformity with United States generally accepted accounting principles and necessarily include some amounts that are based on management’s best estimates and judgments.

We, as management of Metro Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles.  Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statement in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company’s assets that could have a material effect on the financial statements.  The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits.  Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company’s system of internal control over financial reporting as of December 31, 2009, in relation to criteria for effective internal control over financial reporting as described in Internal Control – Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concludes that, as of December 31, 2009, its system of internal control over financial reporting is effective and meets the criteria of Internal Control – Integrated Framework.

ParenteBeard LLC, an independent registered public accounting firm,   has   audited  the  Consolidated  Financial  Statements  of  the Corporation for the year ended December 31, 2009, appearing elsewhere in this annual report, and has issued an audit report on the effectiveness  of  the  Corporation's  internal  control  over financial reporting as of December 31, 2009, as stated in their report, which is included herein.

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

March 16, 2010

 Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Metro Bancorp, Inc.’s (the “Company”) internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Metro Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, stockholders’ equity, and cash flows of Metro Bancorp, Inc. and Subsidiaries, and our report dated March 16, 2010 expressed an unqualified opinion.

Parente Beard LLC
Harrisburg, Pennsylvania
March 16, 2010

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2009 and 2008, and the related consolidated statements of operations, stockholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2009. Metro Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and its subsidiaries as of December 31, 2009 and 2008, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Metro Bancorp, Inc.’s internal control over financial reporting as of December 31, 2009, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 16, 2010 expressed an unqualified opinion.

Parente Beard LLC
Harrisburg, Pennsylvania
March 16, 2010

Consolidated Balance Sheets
	December 31,
(in thousands, except share and per share amounts)	2009	2008
Assets
Cash and cash equivalents	$40,264	$49,511
Securities, available for sale at fair value	388,836	341,656
Securities, held to maturity at cost
(fair value 2009: $119,926; 2008: $154,357)	117,815	152,587
Loans, held for sale	12,712	41,148
Loans receivable, net of allowance for loan losses
(allowance 2009: $14,391; 2008: $16,719)	1,429,392	1,423,064
Restricted investment in bank stock	21,630	21,630
Premises and equipment, net	93,780	87,059
Other assets	43,330	23,872
Total assets	$2,147,759	$2,140,527

Liabilities and Stockholders’ Equity
Deposits:
Noninterest-bearing	$319,850	$280,556
Interest-bearing	1,494,883	1,353,429
Total deposits	1,814,733	1,633,985
Short-term borrowings and repurchase agreements	51,075	300,125
Long-term debt	54,400	79,400
Other liabilities	27,529	12,547
Total liabilities	1,947,737	2,026,057
Stockholders’ Equity:
Preferred stock – Series A noncumulative; $10.00 par value;
1,000,000 shares authorized; 40,000 shares issued and outstanding	400	400
Common stock – $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2009: 13,448,447; 2008: 6,446,421)	13,448	6,446
Surplus	147,340	73,221
Retained earnings	49,705	51,683
Accumulated other comprehensive loss	(10,871)	(17,280)
Total stockholders’ equity	200,022	114,470
Total liabilities and stockholders’ equity	$2,147,759	$2,140,527

See accompanying notes.

Consolidated Statements of Operations
	Years Ended December 31,
(in thousands, except per share amounts)	2009	2008	2007
Interest Income
Loans receivable, including fees:
Taxable	$74,113	$79,247	$76,753
Tax-exempt	4,345	3,427	2,109
Securities:
Taxable	19,858	28,401	37,060
Tax-exempt	65	65	65
Federal funds sold	2	-	-
Total interest income	98,383	111,140	115,987
Interest Expense
Deposits	17,287	22,211	42,197
Short-term borrowings	1,038	5,349	10,804
Long-term debt	4,452	4,875	3,494
Total interest expense	22,777	32,435	56,495
Net interest income	75,606	78,705	59,492
Provision for loan losses	12,425	7,475	1,762
Net interest income after provision for loan losses	63,181	71,230	57,730
Noninterest Income
Service charges and other fees	24,029	23,929	20,688
Other operating income	652	923	702
Gains on sales of loans	546	738	1,262
Total fees and other income	25,227	25,590	22,652
Other-than-temporary impairment losses	(7,157)	-	-
Portion recognized in other comprehensive income (before taxes)	4,816	-	-
Net impairment loss on investment securities	(2,341)	-	-
Gains (losses) on sales/call of securities	1,571	(157)	171
Total noninterest income	24,457	25,433	22,823
Noninterest Expenses
Salaries and employee benefits	43,426	38,085	34,495
Occupancy	8,166	8,087	7,560
Furniture and equipment	4,766	4,307	4,075
Advertising and marketing	2,751	2,747	3,334
Data processing	9,155	7,234	6,501
Postage and supplies	2,278	1,878	1,963
Regulatory assessments and related fees	3,992	2,834	3,062
Telephone	4,134	2,214	2,386
Loan expense	1,581	864	576
Core system conversion/branding (net)	917	935	-
Merger/acquisition	765	491	-
Other	9,779	8,233	6,855
Total noninterest expenses	91,710	77,909	70,807
Income (loss) before taxes	(4,072)	18,754	9,746
Provision (benefit) for federal income taxes	(2,174)	5,853	2,745
Net income (loss)	$(1,898)	$12,901	$7,001
Net Income (Loss) per Common Share
Basic	$(0.24)	$2.02	$1.11
Diluted	(0.24)	1.97	1.07
Average Common and Common Equivalent Shares Outstanding
Basic	8,241	6,356	6,237
Diluted	8,241	6,520	6,462

See accompanying notes.

Consolidated Statements of Stockholders’ Equity
	Preferred	Common		Retained	Accumulated Other Comprehensive
(in thousands, except share amounts)	Stock	Stock	Surplus	Earnings	(Loss)	Total

January 1, 2007	$400	$6,149	$67,072	$31,941	$(4,454)	$101,108
Comprehensive income:
Net income	-	-	-	7,001	-	7,001
Other comprehensive income	-	-	-	-	603	603
Total comprehensive income						7,604
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 106,260 shares issued under stock option plans, including tax benefit of $368	-	106	1,294	-	-	1,400
Common stock of 220 shares issued under employee stock purchase plan	-	-	6	-	-	6
Proceeds from issuance of 58,028 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	59	1,519	-	-	1,578
Common stock share-based awards	-	-	719	-	-	719
December 31, 2007	400	6,314	70,610	38,862	(3,851)	112,335
Comprehensive loss:
Net income	-	-	-	12,901	-	12,901
Other comprehensive loss	-	-	-	-	(13,429)	(13,429)
Total comprehensive loss						(528)
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 95,386 shares issued under stock option plans, including tax benefit of $102	-	95	548	-	-	643
Common stock of 160 shares issued under employee stock purchase plan	-	-	4	-	-	4
Proceeds from issuance of 37,212 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	37	917	-	-	954
Common stock share-based awards	-	-	1,142	-	-	1,142
December 31, 2008	400	6,446	73,221	51,683	(17,280)	114,470
Comprehensive income:
Net loss	-	-	-	(1,898)	-	(1,898)
Other comprehensive income	-	-	-	-	6,409	6,409
Total comprehensive income						4,511
Dividends declared on preferred stock	-	-	-	(80)	-	(80)
Common stock of 48,007 shares issued under stock option plans, including tax benefit of $76	-	48	661	-	-	709
Common stock of 400 shares issued under employee stock purchase plan	-	-	7	-	-	7
Proceeds from issuance of 78,619 shares of common stock in connection with dividend reinvestment and stock purchase plan	-	79	1,095	-	-	1,174
Common stock share-based awards	-	-	1,439	-	-	1,439
Proceeds from issuance of 6,875,000 shares of common stock in connection with stock offering	-	6,875	70,917	-	-	77,792
December 31, 2009	$400	$13,448	$147,340	$49,705	$(10,871)	$200,022

See accompanying notes.

Consolidated Statements of Cash Flows
	Years Ended December 31,
(in thousands)	2009	2008	2007
Operating Activities
Net income (loss)	$(1,898)	$12,901	$7,001
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	12,425	7,475	1,762
Provision for depreciation and amortization	5,517	5,007	4,789
Deferred income taxes	1,667	(2,215)	73
Amortization of securities premiums and accretion of discounts, net	416	450	567
Net (gains) losses on sales/calls of securities	(1,571)	157	(171)
Other-than-temporary security impairment losses	2,341	-	-
Proceeds from sales of loans originated for sale	152,668	60,620	86,604
Loans originated for sale	(123,686)	(86,897)	(84,301)
Gains on sales of loans originated for sale	(546)	(738)	(1,262)
Loss on disposal of equipment	839	-	-
Stock-based compensation	1,439	1,142	719
Amortization of deferred loan origination fees and costs	2,092	1,726	1,858
(Increase) decrease in other assets	(17,279)	1,334	4,022
Increase in other liabilities	14,982	3,502	2,647
Net cash provided by operating activities	49,406	4,464	24,308
Investing Activities
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	56,485	113,348	149,790
Proceeds from sales/calls	3,404	1,840	-
Purchases	(25,000)	(10,571)	(87,590)
Securities available for sale:
Proceeds from principal repayments and maturities	98,557	47,627	55,423
Proceeds from sales/calls	46,125	-	-
Purchases	(183,303)	(23,212)	(49,949)
Proceeds from sales of loans receivable	5,782	1,806	2,683
Net increase in loans receivable	(36,028)	(288,358)	(180,838)
Net purchase of restricted investments in bank stock	-	(3,396)	(6,507)
Proceeds from sale of foreclosed real estate	2,108	304	-
Proceeds from sale of premises and equipment	19	175	62
Purchases of premises and equipment	(13,095)	(2,867)	(10,479)
Net cash used by investing activities	(44,946)	(163,304)	(127,405)
Financing Activities
Net increase in demand, interest checking, money market, and savings deposits	139,620	9,247	3,270
Net increase (decrease) in time deposits	41,128	63,842	(59,151)
Net increase (decrease) in short-term borrowings	(249,050)	82,790	104,535
Repayment of long-term borrowings	(25,000)	-	-
Proceeds from long-term debt	-	-	50,000
Proceeds from common stock options exercised	633	541	1,032
Proceeds from dividend reinvestment and common stock purchase plan	1,174	954	1,578
Proceeds from issuance of common stock in connection with stock offering	77,792	-	-
Tax benefit on exercise of stock options	76	102	368
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided (used) by financing activities	(13,707)	157,396	101,552
Decrease in cash and cash equivalents	(9,247)	(1,444)	(1,545)
Cash and cash equivalents at beginning of year	49,511	50,955	52,500
Cash and cash equivalents at year-end	$40,264	$49,511	$50,955

Supplementary cash flow information:
Transfer of loans to foreclosed assets	$9,448	$928	$1,118

See accompanying notes.

Notes to Consolidated Financial Statements

1.      Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Metro Bancorp, Inc. (the Company) is a Pennsylvania business corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended.  The Company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999 through the acquisition of 100% of the outstanding shares of Commerce Bank/Harrisburg, N.A.  The Company is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary Metro Bank. The Company is subject to regulation of the Federal Reserve Bank. Metro Bank (Metro or the Bank) is the Company’s operating entity and is headquartered in Harrisburg, Pennsylvania.  The Bank became a state-chartered bank on November 7, 2008, following approval by the Pennsylvania Department of Banking of the Bank’s application to convert from a national bank charter to a state bank charter.  As a Pennsylvania state-chartered bank, Metro is supervised jointly by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation.  The Bank is a financial services retailer with 33 stores in the counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York, Pennsylvania.

Pursuant to a Transition Agreement with TD Bank, N.A. and Commerce Bancorp LLC (formerly Commerce Bancorp, Inc.), which terminated the Network Agreement and Master Services Agreement with Commerce Bank N.A. (now known as TD Bank, N.A.), the Company had a non-exclusive royalty-free license to continue using the name “Commerce Bank” and, subject to certain limitations, the red “C” logo, within its primary service area.  Effective June 15, 2009, the Company amended its articles of incorporation to change its name from Pennsylvania Commerce Bancorp, Inc. to Metro Bancorp, Inc. and on July 21, 2009 the Bank changed its name from Commerce Bank/Harrisburg, N.A. to Metro Bank.  During the third quarter of 2009, the Company completed the rebranding of all of its banking offices.  The Bank entered into a master agreement with Fiserv Solutions, Inc. (Fiserv), to provide many of the administrative and data processing services that were provided by TD Bank.  The conversion to Fiserv’s system has now been completed.

In June 2009, the Financial Accounting Standards Board (FASB) announced the FASB Accounting Standards Codification (the Codification or ASC) as the single source of authoritative accounting principles recognized by the FASB to be applied by nongovernmental entities in preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP). Rules and interpretative releases of the Securities and Exchange Commission (SEC) under federal securities laws are also sources of authoritative GAAP for SEC registrants. The new standard became effective for financial statements issued for interim and annual periods ending after September 15, 2009. The adoption of this statement did not have a material impact on the Company’s consolidated financial position or results of operations.

The consolidated financial statements presented include the accounts of Metro Bancorp, Inc. and its wholly-owned subsidiary Metro Bank.  All material intercompany transactions have been eliminated. Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the consolidated financial statements. See Note 23 for additional information.

Estimates

The financial statements are prepared in conformity with GAAP.  GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses, impaired loans, the valuation of deferred tax assets, the valuation of securities available for sale, and the determination of other-than-temporary impairment (OTTI) on the Bank’s investment securities portfolio.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company’s assets and liabilities, liquidity needs, regulatory capital considerations, and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Management determines the appropriate classification of debt securities at the time of purchase and re-evaluates such designation as of each balance sheet date.

Prior to April 1, 2009, unrealized losses that were determined to be temporary were recorded, net of tax, in other comprehensive income for available-for-sale securities, whereas unrealized losses related to held to maturity securities determined to be temporary were not recognized. Declines in the fair value of held-to-maturity and available-for-sale securities below their cost that were deemed to be other-than-temporary were reflected in earnings as realized losses. In estimating other-than-temporary impairment losses, management considered (1) adverse changes in the general market condition of the industry in which the investment is related, (2) the financial condition and near-term prospects of the issuer, (3) the seniority of the tranche owned by the Bank in relation to the entire bond issue, (4) current prepayment behavior, (5) current credit agency ratings, (6) the credit support available in the bond structure to absorb losses, and (7) each of the following with respect to the underlying collateral: (a) delinquency percentages and trends, (b) weighted average loan-to-value ratios, (c) weighted average FICO scores, and (d) the level of foreclosure and OREO activity. Also considered was the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

During the second quarter of 2009 the Company adopted fair value measurement guidance that clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management must assess whether we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to its anticipated recovery. Previously, this assessment required management to assert we had both the intent and the ability to hold a security for a period of time sufficient to allow for an anticipated recovery in fair value to avoid recognizing an OTTI. This change does not affect the need to forecast recovery of the value of the security through either cash flows or market price.

In instances when a determination is made that an OTTI exists but we do not intend to sell the debt security and it is not likely that we will be required to sell the debt security prior to its anticipated recovery, the OTTI is separated into (a) the amount of the total OTTI related to a decrease in cash flows expected to be collected from the debt security (the credit loss) and (b) the amount related to all other factors. The amount of the OTTI related to the credit loss is recognized in earnings and the amount of the OTTI related to all other factors is recognized in other comprehensive income.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an allowance for loan losses and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Bank is generally amortizing these amounts over the contractual life of the loan or to the loan’s call date.

The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan is currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management’s judgment as to the collectibility of principal. When a loan is considered impaired and it is also in nonaccrual status, the unpaid interest is treated the same as it is for a nonaccrual loan.  If a loan is considered impaired and accruing, interest is recognized as accrued. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified impaired. For such loans, an allowance is established when the discounted cash flows or net collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. Additionally, the general component is maintained to cover uncertainties that could affect management’s estimates of probable losses. This component reflects the margin of imprecision inherent in the underlying assumptions used in the methodologies for estimating losses in the portfolio.

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

All nonaccrual loans, including any non-homogenous portfolio residential mortgages and home equity loans are evaluated individually to determine whether a valuation allowance is necessary due to collateral deficiencies that may exist within the loan. Large groups of smaller balance homogeneous loans are collectively evaluated for impairment, unless such loans are the subject of a restructuring agreement.

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

Restricted Investment in Bank Stock

Restricted investment in bank stock consists of stock of the Federal Home Loan Bank (FHLB) of Pittsburgh. Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. In December 2008, the FHLB notified member banks that it was suspending dividend payments and the repurchase of its capital stock.  At December 31, 2009, the Company held $21.6 million of FHLB stock.  Of this amount, $2.1 million was required for membership, $3.0 million was required to cover the Company’s borrowing level on its credit line at the FHLB and the remaining $16.5 million was excess that the FHLB has not repurchased at this time due to previously mentioned repurchase suspension. The stock is carried at cost.

Management evaluates the restricted stock for impairment in accordance with FASB guidance on Accounting by Certain Entities (including Entities with Trade Receivables that Lend to or Finance the Activities of Others).  Management determines whether this investment is impaired based on an assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to the FHLB restricted stock as of December 31, 2009.

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated costs to sell the assets at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell the asset. Losses on foreclosed real estate were $290,000, $303,000 and $21,000 as included in the Consolidated Statement of Operations under other noninterest expense for years ended December 31, 2009, 2008 and 2007, respectively. Revenue and expenses from operations and changes in the valuation allowance are included in net expenses from foreclosed assets. Foreclosed assets are included in other assets. Foreclosed real estate assets totaled $7.8 million as of December 31, 2009 as compared to $743,000 as of December 31, 2008.

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

Per Share Data

Basic earnings (loss) per share represents income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted earnings (loss) per share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income (loss) that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding stock options, and are determined using the treasury stock method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit, and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks, interest bearing deposits and federal funds sold as cash and cash equivalents. Generally, federal funds, a component of cash and cash equivalents are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2009, 2008, and 2007 for interest expense on deposits, borrowings and debt was $23.0 million, $32.2 million, and $56.4 million, respectively. Income taxes paid totaled $1.4 million, $8.0 million, and $1.7 million in 2009, 2008, and 2007, respectively.

Stock-Based Compensation

The Company recognizes compensation costs related to share-based payment transactions in the income statement (with limited exceptions) based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award.

The cash flows resulting from the tax benefits due to deductions in excess of the compensation cost recognized for options (excess tax benefits) are classified as financing cash flows.

Recent Accounting Standards

In December of 2007, the FASB issued guidance related to business combinations. This guidance establishes principles and requirements for how the acquirer of a business recognizes and measures in its financial statements the identifiable assets acquired, the liabilities assumed, and any noncontrolling interest in the acquiree. The guidance also provides instruction for recognizing and measuring the goodwill acquired in the business combination and determines what information to disclose to enable users of the consolidated financial statements to evaluate the nature and financial effects of the business combination. The guidance impacts business combinations which occurred after January 1, 2009.  Given that the guidance requires the expensing of direct acquisition costs, the Company expensed such costs in 2008 and 2009 that were incurred in conjunction with the planned acquisition of Republic First Bancorp, Inc., as more fully discussed in Note 23.

In June 2009, the FASB issued guidance that prescribes the information that a reporting entity must provide in its financial reports about a transfer of financial assets; the effects of a transfer on its financial position, financial performance and cash flows; and a transferor’s continuing involvement in transferred financial assets.  The concept of a qualifying special-purpose entity is no longer part of this guidance. The guidance also modifies the de-recognition conditions related to legal isolation and effective control and adds additional disclosure requirements for transfers of financial assets.  This guidance is effective for fiscal years beginning after November 15, 2009.  We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In June 2009, the FASB issued guidance which requires a company to determine whether its variable interest or interests give it a controlling financial interest in a variable interest entity.  The primary beneficiary of a variable interest entity is the company that has both (1) the power to direct the activities of a variable interest entity that most significantly impact the entity’s economic performance and (2) the obligation to absorb losses of the entity that could potentially be significant to the variable interest entity or the right to receive benefits from the entity that could potentially be significant to the variable interest entity.  The guidance also amends existing consolidation guidance that required ongoing reassessments of whether a company is the primary beneficiary of a variable interest entity.  This guidance is effective for fiscal years beginning after November 15, 2009.  We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2010, the FASB issued additional guidance to improve the disclosures for fair value measurements. The guidance requires new disclosures that report separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers. In the reconciliation for fair value measurements using significant unobservable inputs (Level 3), a reporting entity should present separately information about purchases, sales, issuances and settlements. The guidance also provides clarity to existing disclosures regarding the level of disaggregation and input and valuation techniques. This update is effective for interim and annual reporting periods beginning after December 15, 2009. Early adoption is permitted.  We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

Segment Reporting

Metro acts as an independent community financial services provider, and offers traditional banking and related financial services to individual, business and government customers. Through its stores, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassifications

Certain amounts in the 2008 and 2007 financial statements have been reclassified to conform to the 2009 presentation format. Such reclassifications had no impact on the Company’s net operations.

2.      Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the Federal Reserve Bank, against its deposit liabilities. The average amount of these reserve balances maintained for 2009 and 2008 was approximately $7.8 million for both years.  The Company has a due from balance with one institution in excess of FDIC insurance limitations.

3.      Securities

The amortized cost and fair value of securities are summarized in the following tables:
	December 31, 2009
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$55,004	$69	$(315)	$54,758
Residential mortgage-backed securities	80,916	1,419	(1,748)	80,587
Agency collateralized mortgage obligations	149,233	1,694	(799)	150,128
Private-label collateralized mortgage obligations	120,407	-	(17,044)	103,363
Total	$405,560	$3,182	$(19,906)	$388,836
Held to Maturity:
U.S. Government Agency securities	$25,000	$-	$(458)	$24,542
Municipal securities	1,624	3	-	1,627
Residential mortgage-backed securities	54,822	2,287	-	57,109
Agency collateralized mortgage obligations	30,362	844	-	31,206
Private-label collateralized mortgage obligations	4,010	-	(602)	3,408
Corporate debt securities	1,997	37	-	2,034
Total	$117,815	$3,171	$(1,060)	$119,926

	December 31, 2008
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government Agency securities	$5,000	$2	$-	$5,002
Residential mortgage-backed securities	62,489	1,283	-	63,772
Agency collateralized mortgage obligations	145,823	970	(2,927)	143,866
Private-label collateralized mortgage obligations	154,929	-	(25,913)	129,016
Total	$368,241	$2,255	$(28,840)	$341,656
Held to Maturity:
U.S. Government Agency securities	$36,500	$258	$-	$36,758
Municipal securities	1,623	12	-	1,635
Residential mortgage-backed securities	71,576	1,479	-	73,055
Agency collateralized mortgage obligations	35,423	570	-	35,993
Private-label collateralized mortgage obligations	5,473	-	(557)	4,916
Corporate debt securities	1,992	8	-	2,000
Total	$152,587	$2,327	$(557)	$154,357

The amortized cost and fair value of debt securities at December 31, 2009 by contractual maturity are shown in the following table. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$-	$-	$1,997	$2,034
Due after one year through five years	35,004	34,896	655	657
Due after five years through ten years	20,000	19,862	25,000	24,542
Due after ten years	-	-	969	970
	55,004	54,758	28,621	28,203
Residential mortgage-backed securities	80,916	80,587	54,822	57,109
Agency collateralized mortgage obligations	149,233	150,128	30,362	31,206
Private-label collateralized mortgage obligations	120,407	103,363	4,010	3,408
Total	$405,560	$388,836	$117,815	$119,926

In 2009, the Company sold a total of 65 mortgage-backed securities with a fair market value of $49.5 million.  Of this total, 42 securities had been classified as available for sale with a carrying value of $44.7 million.  The Company realized proceeds of $46.1 million for pre-tax gains of $1.4 million.  The securities sold also included 23 mortgage-backed securities with a fair market value of $3.4 million and a carrying value of $3.2 million that had been classified as held to maturity and were sold due to their small remaining size.  In every case, the current face had fallen below 15% of the original purchase amount.  A pre-tax gain of $170,000 was recognized on the sale of securities classified as held to maturity.  The Company uses the specific identification method to record security sales.  Also during 2009, the Company had a total of $41.5 million of agency debentures called, at par, by their issuing agencies.  Of this total, $5.0 million were classified as available for sale and $36.5 million were classified as held to maturity. All of the securities were carried at par.

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

At December 31, 2009 and 2008, securities with a carrying value of $415.4 million and $356.1 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the Company’s gains and losses on the sales or calls of debt securities and losses recognized for the other-than-temporary impairment (OTTI) of investments:

(in thousands)	Gross Realized Gains	Gross Realized (Losses)	Other-Than- Temporary Impairment (Losses)	Net Gains (Losses)
Years Ended:
December 31, 2009	$1,581	$(10)	$(2,341)	$(770)
December 31, 2008	-	(157)	-	(157)
December 31, 2007	171	-	-	171

The following table shows the fair value and gross unrealized losses associated with the Company’s investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2009
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Available for Sale: U.S. Government agency securities	$29,685	$(315)	$-	$-	$29,685	$(315)
Residential mortgage-backed securities	47,654	(1,748)	-	-	47,654	(1,748)
Agency collateralized mortgage obligations	43,641	(352)	45,057	(447)	88,698	(799)
Private-label collateralized mortgage obligations	8,233	(652)	95,130	(16,392)	103,363	(17,044)
Total	$129,213	$(3,067)	$140,187	$(16,839)	$269,400	$(19,906)
Held to Maturity: U.S. Government agency securities	$24,542	$(458)	$-	$-	$24,542	$(458)
Private-label collateralized mortgage obligations	-	-	3,408	(602)	3,408	(602)
Total	$24,542	$(458)	$3,408	$(602)	$27,950	$(1,060)

			December 31, 2008
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)	Fair Value	Unrealized (Losses)
Available for Sale:
Agency collateralized mortgage obligations	$52,625	$(2,091)	$23,673	$(836)	$76,298	$(2,927)
Private-label collateralized mortgage obligations	8,302	(2,934)	120,714	(22,979)	129,016	(25,913)
Total	$60,927	$(5,025)	$144,387	$(23,815)	$205,314	$(28,840)
Held to Maturity:
Private-label collateralized mortgage obligations	$-	$-	$4,916	$(557)	$4,916	$(557)
Total	$-	$-	$4,916	$(557)	$4,916	$(557)

The Company’s investment securities portfolio consists primarily of U.S. Government agency securities, U.S. Government sponsored agency mortgage-backed obligations and private-label collateralized mortgage obligations (CMO’s). The securities of the U.S. Government sponsored agencies and the U.S. Government mortgage-backed securities have little credit risk because their principal and interest payments are backed by an agency of the U.S. Government. Private-label CMO’s are not backed by the full faith and credit of the U.S. Government nor are their principal and interest payments guaranteed. Historically, most private-label CMO’s have carried an AAA bond rating on the underlying issuer, however, the subprime mortgage problems and decline in the residential housing market in the U.S. on 2008 and 2009 have led to several ratings downgrades and subsequent OTTI of many types of CMO’s.

In determining fair market values for its portfolio holdings, the Company has consistently relied upon a third-party provider. Under the current guidance, these values are considered Level 2 inputs, based upon matrix pricing and observed data from similar assets. They do not reflect the Level 3 inputs that would be derived from internal analysis or judgment. In 2009, the Bank took the additional step of obtaining fair market values from a second, independent broker as a reasonableness check. While street bids provide definitive fair market values, they do so only when the bidders believe there is a legitimate transaction occurring. Otherwise, the street will “bid” using Level 2 matrix pricing. The Bank does not manage a trading portfolio, and is not typically a seller from either its available-for-sale or held-to-maturity portfolios. Therefore, the street bids will converge with matrix pricing, will add no value, and will potentially damage our reputation when legitimate bids are wanted. Absent direct quotes, or Level 1 inputs, the Bank must rely upon the brokerage community to provide consistently reasonable valuations. In 2009, Metro Bank significantly enhanced its portfolio analysis, including cash flow projections and loss analytics. Through these enhancements, the Company has an improved understanding of the forces affecting the fair market values of its portfolio holdings and can more appropriately manage these assets. The Bank cannot, however, replicate the overview of the brokerage community which sees the entire marketplace and can provide greater guidance on values of similar assets. In short, their Level 2 inputs provide the best, most consistent pricing and the Company expects to continue to rely upon and report their valuations.

The unrealized losses in the Company’s investment portfolio at December 31, 2009 were associated with two distinct types of securities. The first type, those backed by the U.S. Government or one its agencies,  includes five agency debentures, four agency mortgage-backed pass-through securities and nine government agency sponsored CMO’s. Management believes that the unrealized losses on these investments were caused by the overall very low level of market interest rates, including London Interbank Offered Rate (LIBOR) and notes the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company’s investment. Because management believes the decline in fair value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider those investments to be other-than-temporarily impaired at December 31, 2009.

The second type of security in the Company’s investment portfolio with unrealized losses at December 31, 2009 was private-label CMO’s. As of December 31, 2009, Metro owned thirty-one such non-agency CMO securities in its investment portfolio with a total book value of $124.4 million. Management performs no less than quarterly assessments of these securities for OTTI and to determine what, if any, portion of the impairment may be credit related. As part of this process, management asserts that (a) we do not have the intent to sell the securities and (b) it is more likely than not we will not be required to sell the securities before recovery of the Bank’s cost basis. This assertion is based, in part, upon the most recent liquidity analysis prepared for the Bank’s Asset/Liability Committee (ALCO) which indicates if the Bank has sufficient excess funds to consider the potential purchase of investment securities and sufficient unused borrowing capacity available to meet any potential outflows. Furthermore, the Bank knows of no contractual or regulatory obligations that would require these bonds to be sold.

Next, in order to bifurcate the impairment into its components, the Bank uses the Bloomberg analytical service to analyze each individual security. The Bank looks at the overall bond ratings as well as specific, underlying characteristics such as pool factor, weighted average coupon, weighted average maturity, weighted average life, loan to value, delinquencies, credit score, prepayment speeds, geographic concentration, etc. Using reported data for prepayment speeds, default rates, loss severity rates and lag times, the Bank analyzes each bond under a variety of scenarios. As the results may vary depending upon the historic time period analyzed, the Bank uses this information for the purpose of managing the investment portfolio and its inherent risk. However, the Bank reports it findings based upon the three month data points for CPR speed, default rate and loss severity as it believes this time point best captures both current and historic trends. For management purposes, the Bank also analyzes each bond using an assumed, projected default rate based upon each pool’s most recent level of 90-day delinquencies, bankruptcies and foreclosed real estate. This projected analysis also assumes loss severity percentages subjectively assigned to each pool based upon credit ratings.

When the analysis shows a bond to have no projected loss, there is considered to be no credit-related loss. When the analysis shows a bond to have a projected loss, a cash flow projection is created, including the projected loss, for the duration of the bond. This projection is then used to calculate the present value of the cash flows expected to be collected and compared to the amortized cost basis. The difference between these two figures is recognized as the amount of impairment due to credit loss. The difference between the total impairment and this credit loss portion is determined to be the amount related to all other factors. The amount of impairment related to credit loss is to be recognized in current earnings while the amount of impairment related to all other factors is to be recognized in other comprehensive income.

Using this method, the Bank determined that during 2009, seven of its private-label CMO's had losses attributable to credit. This was due to a number of factors including the bonds’ credit ratings and rising trends for delinquencies, bankruptcies and foreclosures on the underlying collateral. Of the seven, one no longer indicates a loss position due to credit as of December 31, 2009. Four bonds with losses attributable to credit are included for the first time as of December 31, 2009. The Bank previously recognized a loss attributable to credit on two of the bonds as of June 30, 2009 and September 30, 2009, however, as of December 31, 2009, the present value of the cash flows for these two bonds was greater than the carrying value, and therefore no further write-downs were required at December 31, 2009. The analysis for one bond, which had losses attributable to credit in the previous two quarters, did not show any losses in cash flow as of December 31, 2009. In the case of the last three bonds, all of which showed an improved loss position, no re-capture of the previous write-downs is permitted under GAAP. In total, for the year ended December 31, 2009, the Bank recognized $2.3 million of losses on private-label CMO's related to credit issues.

The roll-forward of the amount of the credit losses which have been recognized in earnings for the private-label CMO's previously mentioned is as follows:

(in thousands)	January 1, 2009 Cumulative OTTI credit losses	Additions for which OTTI was not previously recognized	Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	December 31, 2009 Cumulative OTTI credit losses recognized for securities still held
Available for Sale:
Private-label CMO’s	$-	$2,338	$-	$2,338
Total	$-	$2,338	$-	$2,338
Held to Maturity:
Private-label CMO’s	$-	$3	$-	$3
Total	$-	$3	$-	$3
Net impairment loss on investment securities	$-	$2,341	$-	$2,341

During 2009, the Bank sold one private-label CMO that had been in an unrealized loss position but which had subsequently recovered its cost basis. This was not one of the securities recognized in the table of OTTI credit losses above. The security had been classified as available for sale and had a carrying value of $3.7 million. The Company realized proceeds of $3.7 million for a pretax gain of $2,300.

4.      Loans Receivable and Allowance for Loan Losses

A summary of loans receivable is as follows:

	December 31,
(in thousands)	2009	2008
Real Estate:
Commercial mortgage	$577,890	$599,321
Construction and land development	65,047	54,075
Residential mortgage	80,213	86,490
Tax-exempt	117,249	96,506
Commercial business	190,978	195,258
Consumer	220,307	237,628
Commercial lines of credit	192,099	170,505
	1,443,783	1,439,783
Less: allowance for loan losses	14,391	16,719
Net loans receivable	$1,429,392	$1,423,064

The following is a summary of the transactions in the allowance for loan losses.

	Years Ended December 31,
(in thousands)	2009	2008	2007
Balance at beginning of year	$16,719	$10,742	$9,685
Provision charged to expense	12,425	7,475	1,762
Recoveries	308	170	72
Loans charged off	(15,061)	(1,668)	(777)
Balance at end of year	$14,391	$16,719	$10,742

At December 31, 2009 and 2008, the recorded investment in loans considered to be impaired totaled $66.9 million and $41.8 million, respectively. These loans are measured based on the present value of expected future cash flows discounted at the loan’s effective rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral if the loan is collateral dependent.  At December 31, 2009, $1.3 million of impaired loans and their associated loan relationships had specific reserve allocations of $900,000 as compared to $17.9 million of impaired loans along with their associated loan relationships with specific reserve allocations of $3.4 million at December 31, 2008. Nonaccrual loans at December 31, 2009 and 2008 totaled $37.7 million and $27.1 million, respectively. Loans past due 90 days or more and still accruing interest totaled $0 at both December 31, 2009 and 2008.

Impaired loans averaged approximately $52.6 million, $21.0 million and $11.7 million during 2009, 2008 and 2007, respectively. All interest income was recognized on the accrual basis on these loans and amounted to $2.6 million, $2.2 million and $883,000 during 2009, 2008 and 2007, respectively.

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank’s normal credit terms including interest rates and collateralization, as those prevailing at the time for comparable loans with persons not related to the lender, and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $15.7 million and $15.1 million at December 31, 2009 and 2008, respectively. During 2009, $3.9 million of new advances were made and repayments totaled $3.3 million.

5.      Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Metro’s customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers’ normal course of business transactions. Historically, almost all of the Bank’s standby letters of credit expire unfunded.

Both types of lending arrangements have credit risk essentially the same as that involved in extending loans to customers and are subject to the Bank’s normal credit policies. Letter of credit commitments are agreements to extend credit to a customer as long as there is no violation of any condition established in the contract. Since the majority of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future funding requirements. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee.

Outstanding letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. The majority of these standby letters of credit expire within the next twenty-four months. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending other loan commitments. The Bank requires collateral supporting these letters of credit as deemed necessary. Management believes that the proceeds obtained through a liquidation of such collateral would be sufficient to cover the maximum potential amount of future payments required under the corresponding letters of credit. The amount of the liability as of December 31, 2009 and 2008 for guarantees under standby letters of credit issued was $0.

The Bank’s maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2009	2008
Commitments to grant loans	$2,993	$3,885
Unfunded commitments of existing commercial loans	277,306	361,951
Unfunded commitments of existing consumer loans	41,384	63,785
Standby letters of credit	34,479	41,771
Total	$356,162	$471,392

6.      Concentrations of Credit Risk

The Company’s loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $673.8 million at December 31, 2009.

Commercial real estate loans are collateralized by the related project (principally office buildings, multifamily residential, land development, and other properties) and the Company generally requires loan-to-value ratios of no greater than 80%. Collateral requirements on such loans are determined on a case-by-case basis based on management’s credit evaluations of the respective borrowers.

7.      Bank Premises, Equipment and Leases

Bank premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for 2009, 2008, and 2007 was $5.5 million, $5.0 million and $4.8 million, respectively, and is computed on the straight-line method over the following estimated useful lives of the related assets:

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	1 - 15
Computer equipment and software	3 - 8

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2009	2008
Land	$15,386	$15,386
Buildings	67,851	66,841
Construction in process	1,408	972
Leasehold improvements	2,533	2,396
Furniture, fixtures and equipment	35,723	25,920
	122,901	111,515
Less accumulated depreciation and amortization	29,121	24,456
Total	$93,780	$87,059

During 2009 certain assets were written off in association with the conversion and rebranding of Metro Bank as discussed in detail in Note 1.  This resulted in a loss on disposal of assets of $839,000.

Land, buildings, and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2033. Total rental expense for operating leases in 2009, 2008, and 2007 was $2.9 million, $2.7 million, and $2.6 million, respectively. At December 31, 2009, future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2010	$2,448
2011	2,324
2012	2,105
2013	2,032
2014	2,019
Thereafter	24,479
Total minimum lease payments	$35,407

8.      Deposits

The composition of deposits is as follows:

	December 31,
(in thousands)	2009	2008
Noninterest bearing demand	$319,850	$280,556
Interest checking and money market	930,846	732,234
Savings	293,325	391,611
Time certificates $100,000 or more	113,120	94,079
Other time certificates	157,592	135,505
Total	$1,814,733	$1,633,985

At December 31, 2009, the scheduled maturities of time deposits are as follows:

(in thousands)
2010	$169,501
2011	53,705
2012	20,166
2013	13,126
2014	12,050
Thereafter	2,164
Total	$270,712

9.      Short-term Borrowings

Short-term borrowings consist of securities sold under agreements to repurchase and lines of credit. The Bank has a line of credit commitment from the Federal Home Loan Bank (FHLB) for borrowings up to $572.1 million and certain qualifying assets of the Bank collateralize the line. There was $51.1 million outstanding at December 31, 2009 and $300.1 million outstanding at December 31, 2008 on this line of credit, all of which was collateralized by loans held at the Bank. At December 31, 2008 the Bank had availability under one repurchase agreement to borrow up to $50.0 million of which $0 was outstanding at that date.  This agreement was discontinued in 2009 and, therefore the Bank did not have availability to this line at December 31, 2009.  In prior years, the Bank had a $25.0 million line of credit from TD Bank, N.A. of which $0 was outstanding at December 31, 2008. This line of credit arrangement was discontinued in 2009 upon termination of the network agreement the Bank had with TD Bank.  The Company did not have any securities pledged at December 31, 2008 under either of these repurchase agreements.  In addition to the previously mentioned sources, the Bank also had a $15.0 million federal funds line of credit with another correspondent bank which expired in 2009.  There was $0 outstanding on that line at December 31, 2008.  The average balance of short-term borrowings was $172.9 million in 2009. The weighted average interest rate on total short-term borrowings was 0.62% at December 31, 2009 and 0.57% at December 31, 2008.

10. Long-term Debt

As part of the Company’s Asset/Liability management strategy, management utilized the Federal Home Loan Bank convertible select borrowing product during the third quarter of 2007 when it obtained $25.0 million in borrowings with a 5 year maturity and a six month conversion term at an initial interest rate of 4.29% and a $25.0 million borrowing with a 2 year maturity and a three month conversion term at an initial interest rate of 4.49%. The 2 year borrowing matured and was paid off during the third quarter of 2009. At December 31, 2009, the entire $25.0 million of the 5 year maturity convertible select borrowing was outstanding at its initial interest rate. This borrowing is collateralized by loans held at the Bank.

On June 15, 2000, the Company issued $5.0 million of 11% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust, of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30, and December 31 of each year. The Trust Capital Securities are scheduled to mature on June 15, 2030. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after June 15, 2010 at 105.50% of the principal plus accrued interest, if any. The redemption price declines by 0.55% on June 15 of each year from 2011 through 2020 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $5.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

On September 28, 2001, the Company issued $8.0 million of 10% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust II, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I. The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28 of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

On September 29, 2006, the Company issued $15.0 million of 7.75% fixed rate Trust Capital Securities to TD Bank, N.A. (formerly known as Commerce Bank, N.A.) through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust I and Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust I and Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100.00% of the principal plus accrued interest, if any. All $15.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

The remaining $1.4 million in long-term debt represents the Company’s ownership interest in the non-bank subsidiary Trusts.

The scheduled maturities for long-term debt over the next five years and thereafter are as follows:

(in thousands)
2012	$25,000
Thereafter	29,400
Total	$54,400

11. Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2009	2008	2007
Provision at statutory rate on pretax income (loss)	$(1,425)	$6,564	$3,314
Tax-exempt income on loans and investments	(1,263)	(1,087)	(647)
Exercise of nonqualified stock options	(76)	(344)	(368)
Stock-based compensation	296	229	116
Merger related expenses	161	103	-
Other	133	388	330
Total	$(2,174)	$5,853	$2,745

The statutory tax rate used to calculate the provision in 2009 and 2008 was 35% and a 34% statutory tax rate was used in 2007 due to the projected pretax consolidated earnings of the Company.

The components of income tax expense are as follows:

	Years Ended December 31,
(in thousands)	2009	2008	2007
Current	$(3,841)	$8,068	$2,672
Deferred expense (benefit)	1,667	(2,215)	73
Total	$(2,174)	$5,853	$2,745

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2009	2008
Deferred tax assets:
Allowance for loan losses	$5,037	$5,852
Unrealized losses on securities	5,853	9,305
Other-than-temporary losses	819	-
Stock based compensation	559	352
Nonaccrual interest	654	-
Other	144	143
Total deferred tax assets	13,066	15,652
Deferred tax liabilities:
Premises and equipment	(4,900)	(2,772)
Prepaid expenses	(765)	(267)
Deferred loan fees	(958)	(1,051)
Total deferred tax liabilities	(6,623)	(4,090)
Net deferred tax assets	$6,443	$11,562

Tax expense of $550,000 and $58,000 was recognized on net securities gains during 2009 and 2007, respectively, and a tax benefit of $55,000 was recognized on net securities losses during 2008. For 2009, the Company will receive a tax benefit on its federal income tax return totaling $76,000, and for 2008 and 2007, the Company received a tax benefit totaling $102,000 and $368,000, respectively, related to the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised. The Company, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction, and various states.  The Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2006.

12. Stockholders’ Equity

At December 31, 2009 and 2008, TD Banknorth, Inc., (formerly known as Commerce Bancorp, Inc.) owned 40,000 shares of the Company’s Series A $10 par value noncumulative nonvoting preferred stock.  The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of not less than $100 per month and not more than $25,000 per month may be reinvested in additional common shares at a 3% discount from the current market price. Officers are eligible immediately and employees who have been continuously employed for at least one year are also eligible to participate in the plan. The minimum investment is $25 per month for employees and $50 for officers with a maximum of $25,000 per month. A total of 79,019, 37,372 and 58,248 common shares were issued pursuant to this plan in 2009, 2008, and 2007, respectively. At December 31, 2009, the Company had reserved approximately 177,000 common shares to be issued in connection with the plan.

On August 6, 2009, Metro Bancorp filed a shelf registration statement on Form S-3 with the SEC which will allow the Company, from time to time, to offer and sell up to a total aggregate of $250 million of common stock, preferred stock, debt securities, trust preferred securities or warrants, either separately or together in any combination.  While Metro has always been well-capitalized under federal regulatory guidelines, the shelf registration better positions the Company to take advantage of potential opportunities for growth and to address current economic conditions.

On September 30, 2009, the Company completed a common stock offering of 6.25 million shares, at $12.00 per share, for new capital proceeds (net of expenses) of $70.7 million.  In October 2009, the underwriters exercised their 10% over-allotment option and Metro issued an additional 625,000 common shares for additional net proceeds of $7.1 million.  The total net proceeds of $77.8 million have significantly strengthened Metro’s capital ratios far beyond regulatory guidelines for “well-capitalized” status and position the Company for strong future growth.

13. Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,
	2009			2008			2007
(in thousands, except per share amounts)	Loss	Shares	Per Share Amount	Income	Shares	Per Share Amount	Income	Shares	Per Share Amount
Basic earnings per share:
Net income (loss)	$(1,898)			$12,901			$7,001
Preferred stock dividends	(80)			(80)			(80)
Income (loss) available to common stockholders	(1,978)	8,241	$(0.24)	12,821	6,356	$2.02	6,921	6,237	$1.11
Effect of dilutive securities:
Stock options		-			164			225
Diluted earnings (loss) per share:
Income (loss) available to common stockholders plus assumed conversions	$(1,978)	8,241	$(0.24)	$12,821	6,520	$1.97	$6,921	6,462	$1.07

There were 1,030,267 common stock options excluded from the computation of diluted earnings (loss) per share for the year ended December 31, 2009 which were exercisable between the prices of $6.93 and $33.50 per option. There were 533,966 options excluded from the computation of diluted earnings per share for the year ended December 31, 2008 which were exercisable between the prices of $27.00 and $33.50 per option. There were 228,311 options excluded from the computation of diluted earnings per share for the year ended December 31, 2007 which were exercisable between the prices of $29.92 and $33.50 per option.

14. Stock Option Plans

In 2005, the Board of Directors adopted and the Company’s stockholders approved the adoption of the 2006 Employee Stock Option Plan for the officers and employees of the Company. The Plan commenced January 1, 2006 and replaced the 1996 Employee Stock Option Plan, which expired December 31, 2005. The Plan covers 1,000,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO’s) also will be fixed by the Board of Directors, however for NQSO’s the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period, and expire ten years after the grant date.

In 2000, the Board of Directors adopted and the Company’s stockholders approved the adoption of the 2001 Directors’ Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors’ Stock Option Plan, which expired December 31, 2000. The Plan covers 343,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to non-employee directors and will expire on December 31, 2010. Under the Company’s Directors’ Stock Option Plan, each non-employee director of the Company who is not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the Board of Directors, of the Company’s common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the Board of Directors, but will not be less than 100% of the fair market value of the stock on the date of the grant. Options granted through December 16, 2004 are exercisable from the earlier of (1) one year after the date of the option grant, or (2) the date of a change in control of the Bank. As a result of a plan amendment adopted on December 17, 2004, all options granted subsequent to that date will vest over a four-year period.

As of December 31, 2009, there was $2.5 million of total unrecognized compensation cost related to nonvested stock option awards. This cost is expected to be recognized over an additional 4.0 year period. Cash received from the exercise of options for 2009, 2008, and 2007 was $633,000, $541,000 and $1.0 million, respectively.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options. The Black-Scholes model used the following weighted-average assumptions for 2009, 2008, and 2007, respectively: risk-free interest rates of 2.5%, 3.3% and 4.7%; volatility factors of the expected market price of the Company's common stock of .32, .29 and .19; weighted average expected lives of the options of 8.5 years for the three years presented and no cash dividends. Based upon these assumptions, the weighted average fair value of options granted was $6.18, $10.66, and $10.21 for the years ended December 31, 2009, 2008 and 2007, respectively.

The Company recorded compensation expense of approximately $1.4 million for the year ended December 31, 2009 compared to $1.1 million and $719,000 for the years ended December 31, 2008 and 2007, respectively. The tax benefit associated with compensation expense was $208,000, $170,000 and $95,000 for 2009, 2008 and 2007, respectively.

Stock option transactions under the Plans were as follows:

	Years Ended December 31,
	2009		2008		2007
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	943,915	$24.42	924,215	$22.19	933,726	$20.18
Granted	211,270	15.69	174,325	27.00	164,250	28.51
Exercised	(49,702)	13.40	(133,232)	11.53	(133,098)	13.27
Forfeited	(75,216)	27.66	(21,393)	29.61	(40,663)	30.64
Outstanding at end of year	1,030,267	$22.92	943,915	$24.42	924,215	$22.19
Exercisable at December 31	619,490	$23.62	601,805	$22.23	673,063	$19.43
Options available for grant at December 31	624,085		781,786		339,828
Weighted-average fair value of options granted during the year		$6.18		$10.66		$10.21

Options exercisable and outstanding at December 31, 2009 had an intrinsic value of $90,000. The intrinsic value of options exercised was $282,000 in 2009, $2.0 million in 2008 and $1.9 million in 2007.

The Company allows for option exercises to be paid for in cash or in whole or in part with Metro stock owned by the optionee. The value of the stock used to exercise the options is the fair market value on the date of exercise.  Stock option exercises paid for with the Company’s stock were 1,695 shares, 37,846 shares, and 26,838 shares for the years ended December 31, 2009, 2008 and 2007, respectively.

Exercise prices for options outstanding as of December 31, 2009 are presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $6.93 to $16.41	340,346	$14.62	5.9 Years	142,626	$13.33
Options with exercise prices ranging from $16.42 to $25.38	211,189	21.31	3.6 Years	203,646	21.39
Options with exercise prices ranging from $25.39 to $33.50	478,732	29.53	6.8 Years	273,218	30.65
Total options outstanding with exercise prices ranging from $6.93 to $33.50	1,030,267	$22.92	5.8 Years	619,490	$23.62

The remaining weighted average contractual life for options exercisable at December 31, 2009 is 4.1 years.

The following table represents non-vested options as of December 31, 2009:

	Number of Shares	Weighted Avg. Grant Date Fair Value
Non-vested options, December 31, 2008	342,110	$10.92
Granted	211,270	6.18
Vested	(110,010)	10.20
Forfeited/expired	(32,593)	10.30
Non-vested options, December 31, 2009	410,777	$8.73

15. Regulatory Matters

Regulatory authorities restrict the amount of cash dividends the Bank can declare without prior regulatory approval. Presently, the Bank cannot declare cash dividends in one year in excess of its net profits for the current year plus its retained net profits for the two preceding years, less any required transfers to surplus. In addition, dividends paid by the Bank to the Company would be prohibited if the effect thereof would cause the Bank’s capital to be reduced below applicable minimum capital requirements.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2009, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2009 the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based, and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank’s category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2009 and 2008 for the Company and the Bank:

	Actual			For Capital Adequacy Purposes				To Be Well-Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company As of December 31, 2009
Risk-based capital ratios:
Total capital	$253,284	14.71%	≥	$137,734	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	238,893	13.88	≥	68,867	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	238,893	11.31	≥	84,468	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2009
Risk-based capital ratios:
Total capital	$221,054	12.85%	≥	$137,608	≥	8.0%	≥	$172,010	≥	10.0%
Tier 1 capital	206,663	12.01	≥	68,804	≥	4.0	≥	103,206	≥	6.0
Leverage ratio	206,663	9.82	≥	84,206	≥	4.0	≥	105,257	≥	5.0
Company As of December 31, 2008
Risk-based capital ratios:
Total capital	$176,469	10.68%	≥	$132,189	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	159,750	9.67	≥	66,094	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	159,750	7.44	≥	84,922	≥	4.0	≥	N/A	≥	N/A
Bank As of December 31, 2008
Risk-based capital ratios:
Total capital	$176,322	10.68%	≥	$132,059	≥	8.0%	≥	$165,074	≥	10.0%
Tier 1 capital	159,603	9.67	≥	66,030	≥	4.0	≥	99,044	≥	6.0
Leverage ratio	159,603	7.52	≥	84,857	≥	4.0	≥	106,071	≥	5.0

16. Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company will provide a discretionary matching contribution for up to 6% of each employee’s salary. In 2009, 2008, and 2007, the Company’s matching contribution was established at 50% of the employee's salary deferral. The amount charged to expense was $494,000, $407,000, and $347,000 in 2009, 2008, and 2007, respectively.

17. Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains, and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The only comprehensive income item that the Company presently has is net unrealized gains on securities available for sale and unrealized losses for noncredit-related losses on debt securities. The federal (income taxes) benefits allocated to the net unrealized gains (losses) are presented in the table below.

	Years Ended December 31,
(in thousands)	2009	2008	2007
Unrealized holding gains (losses) arising during the year	$3,744	$(20,751)	$1,017
Reclassification for net realized gains and losses on securities recorded in income	1,301	-	-
Noncredit related other-than- temporary impairment losses on securities not expected to be sold	4,816	-	-
Subtotal	9,861	(20,751)	1,017
(Income taxes) benefit	(3,452)	7,322	(414)
Other comprehensive income (loss), net of tax impact	$6,409	$(13,429)	$603

18. Commitments and Contingencies

In January 2005, the Company entered into an agreement for naming rights to Commerce Bank Park (now known as Metro Bank Park) located on Harrisburg City Island, Harrisburg, Pennsylvania. Metro Bank Park is home of the Harrisburg Senators, an AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term.

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

On November 10, 2008, Metro announced it had entered into a services agreement with Fiserv Solutions, Inc. (Fiserv). The agreement, effective November 7, 2008, is for a period of seven years, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of non-renewal at least 180 days prior to the expiration date of the term. The agreement allowed the Bank to transition to Fiserv many of the services that had been provided by Commerce Bank, N.A., now known as TD Bank, N.A. The initial investment with Fiserv was $3.4 million with an expected obligation for support, license fees and processing services of $46.7 million over the next six years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions. The transition was successfully completed in June 2009.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management’s opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company’s financial position and results of operations.

19. Related Party Transactions
Commerce Bancorp LLC (a 4.47% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through an affiliate TD Bank, N.A., (TD) historically provided various services to the Company. These services included maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, ATM/VISA card processing, data processing, implementation of new software for systems, and call center support. The Company paid approximately $2.2 million, $4.7 million, and $4.4 million for services provided by TD during 2009, 2008, and 2007, respectively. Insurance premiums and commissions, which were paid to a subsidiary of Commerce Bancorp LLC, are included in the total amount paid in 2008 and 2007. In previous years, in the ordinary course of business, the Bank had purchased loan participations from TD (formerly known as Commerce Bank, N.A.)  There were no such purchases in 2009, 2008 or 2007.  A non-recourse loan in which the Bank had participated was foreclosed in 2009 and resulted in the Bank’s ownership of a 15% interest in commercial property in which TD now owns a 70% interest.  The gross balance due on the loan was $45.9 million at the time of foreclosure.

On and effective as of December 30, 2008, the Company and the Bank entered into a Transition Agreement with TD and Commerce

Bancorp LLC (formerly Commerce Bancorp, Inc.).  The Transition Agreement terminated the Network Agreement dated January 1, 1997, as thereafter amended in April 2002 and September 29, 2004 (the “Network Agreement”) and the Master Services Agreement dated July 21, 2006 and its addenda (the “Master Services Agreement”) by and between the Company, the Bank and TD (and/or their predecessors). With timely advance notice by TD under the Network and Master Services agreements, the agreements would have otherwise terminated on December 31, 2009.  The agreements were terminated prior to such date in connection with the March 2008 merger of Commerce Bancorp, Inc. into a subsidiary of TD Bank N.A.

Pursuant to the Transition Agreement, TD provided to the Bank certain transaction services, representing a continuation of the services provided to the Bank under the terms of the Master Services Agreement until the third quarter of  2009, at which time all such services were transitioned to other service providers. Because all services provided by TD under the Transition Agreement were terminated according to terms in the agreement, TD paid to the Bank a fee in the amount of $6.0 million, which was used to help defray the costs of transition and the rebranding of the Company and the Bank.

The Company has engaged in certain transactions with entities which are considered related parties. Payments for goods and services, including legal services, to these related parties totaled $835,000, $756,000 and $355,000, in 2009, 2008 and 2007, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

20.  Fair Value Measurements

The Company uses its best judgment in estimating the fair value of its financial instruments; however, there are inherent weaknesses in any estimation technique due to assumptions that are susceptible to significant change.  Therefore, for substantially all financial instruments, the fair value estimates herein are not necessarily indicative of the amounts the Bank could have realized in a sale transaction on the dates indicated.  The estimated fair value amounts have been measured as of their respective year-ends, and have not been re-evaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Company uses the following fair value hierarchy in selecting inputs with the highest priority given to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements):

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

As required, financial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company’s financial assets that were measured at fair value on a recurring basis at December 31, 2009 by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)		(Level 1)	(Level 2)	(Level 3)

Securities available for sale	$388,836	$-	$388,836	$-

For financial assets measured at fair value on a recurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 were as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)		(Level 1)	(Level 2)	(Level 3)

Securities available for sale	$341,656	$-	$341,656	$-

As of December 31, 2009 and December 31, 2008, the Company did not have any liabilities that were measured at fair value on a recurring basis.

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2009 are as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2009	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)		(Level 1)	(Level 2)	(Level 3)
Security held to maturity	$4,010	$-	$4,010	$-
Impaired loans	383	-	-	383
Foreclosed assets	686	-	-	686
Total	$5,079	$-	$4,010	$1,069

For financial assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used at December 31, 2008 were as follows:

		Fair Value Measurements at Reporting Date Using
Description	December 31, 2008	Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)		(Level 1)	(Level 2)	(Level 3)
Impaired loans	$14,539	$-	$-	$14,539

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company’s assets and liabilities.  Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company’s disclosures and those of other companies may not be meaningful.  The following methods and assumptions were used to estimate the fair values of the Company’s financial instruments at December 31, 2009 and 2008:

Cash and Cash Equivalents (Carried at Cost)

The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets’ fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities’ relationship to other benchmark quoted prices.

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices.  If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan.  The Company did not write down any loans held for sale during the years ended December 31, 2009 and 2008.

 Loans Receivable (Carried at Cost)

The fair value of loans, excluding impaired loans with specific loan allowances, are estimated using discounted cash flow analyses, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the loans.  Projected future cash flows are calculated based upon contractual maturity, projected repayments and prepayments of principal.  Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that the Bank has measured impairment of generally based on the fair value of the loan’s collateral.  Fair value is generally determined based upon independent third-party appraisals of the properties, or discounted cash flows based upon the expected proceeds.  These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements.   The fair value consists of the loan balances less any valuation allowance. The valuation allowance amount is calculated as the difference between the recorded investment in a loan and the present value of expected future cash flows. At December 31, 2009 and 2008, the fair value consists of impaired loan balances with reserve allocations, and their associated loan relationships, of $383,000 and $14.5 million, respectively, after a valuation allowance of $900,000 and $3.4 million, respectively.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value, and considers the limited marketability of such securities.  The restricted investment in bank stock consisted of Federal Home Loan Bank stock as of December 31, 2009 and December 31, 2008.

Accrued Interest Receivable and Payable (Carried at Cost)

 The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Foreclosed Assets (Carried at Lower of Cost or Fair Value)

Fair value of real estate acquired through foreclosure was based on independent third party appraisals of the properties, recent offers, or prices on comparable properties. These values were determined based on the sales prices of similar properties in the proximate vicinity.  The carrying value of foreclosed assets, with a valuation allowance recorded subsequent to initial foreclosure, was $686,000 which is net of a valuation allowance of $181,000 that was established in 2009.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, passbook savings, and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts).  Fair values for fixed-rate certificates of deposit are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

 Short-Term Borrowings (Carried at Cost)

 The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

The fair value of the FHLB advance was estimated using discounted cash flow analysis, based on a quoted price for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. The price obtained from this active market represents a fair value that is deemed to represent the transfer price if the liability were assumed by a third party.  Other long-term debt was estimated using discounted cash flow analysis, based on quoted prices from a third party broker for new debt with similar characteristics, terms and remaining maturity.  The price for the other long-term debt was obtained in an inactive market where these types of instruments are not traded regularly.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Bank’s off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties’ credit standing.

The estimated fair values of the Company’s financial instruments were as follows at December 31, 2009 and 2008:

	2009		2008
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$40,264	$40,264	$49,511	$49,511
Securities	506,651	508,762	494,243	496,013
Loans, net (including loans held for sale)	1,442,104	1,424,648	1,464,212	1,472,037
Restricted investments in bank stock	21,630	21,630	21,630	21,630
Accrued interest receivable	7,010	7,010	7,686	7,686
Financial liabilities:
Deposits	$1,814,733	$1,818,045	$1,633,985	$1,636,027
Long-term debt	54,400	42,786	79,400	71,424
Short-term borrowings	51,075	51,075	300,125	300,125
Accrued interest payable	930	930	1,164	1,164
Off-balance sheet instruments:
Standby letters of credit	$-	$-	$-	$-
Commitments to extend credit	-	-	-	-

21. Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation (in thousands, except per share amounts):

	Three Months Ended
	December 31	September 30	June 30	March 31
2009
Interest income	$23,822	$24,310	$24,947	$25,304
Interest expense	5,247	5,631	5,932	5,967
Net interest income	18,575	18,679	19,015	19,337
Provision for loan losses	1,800	3,725	3,700	3,200
Gains on sales of securities	1	1,515	55	-
Provision (benefit) for federal income taxes	(803)	(502)	(1,041)	172
Net income (loss)	(890)	(490)	(1,355)	837
Net income (loss) per share:
Basic	$(0.07)	$(0.08)	$(0.21)	$0.13
Diluted	(0.07)	(0.08)	(0.21)	0.13

2008
Interest income	$27,865	$28,030	$27,088	$28,157
Interest expense	6,482	8,378	8,001	9,574
Net interest income	21,383	19,652	19,087	18,583
Provision for loan losses	3,400	1,700	1,400	975
Losses on sales/call of securities	-	-	(157)	-
Provision for federal income taxes	1,239	1,523	1,597	1,494
Net income	2,756	3,433	3,506	3,206
Net income per share:
Basic	$0.43	$0.54	$0.55	$0.50
Diluted	0.42	0.52	0.54	0.49

22. Condensed Financial Statements of Parent Company

Balance Sheets
	December 31,
(in thousands)	2009	2008
Assets
Cash	$32,863	$797
Investment in subsidiaries:
Banking subsidiary	195,792	142,323
Non-banking subsidiaries	1,400	1,400
Other assets	4,737	395
Total assets	$234,792	$144,915
Liabilities
Long-term debt	$29,400	$29,400
Other liabilities	5,370	1,045
Total liabilities	34,770	30,445

Stockholders’ Equity
Preferred stock	400	400
Common stock	13,448	6,446
Surplus	147,340	73,221
Retained earnings	49,705	51,683
Accumulated other comprehensive loss	(10,871)	(17,280)
Total stockholders’ equity	200,022	114,470
Total liabilities and stockholders’ equity	$234,792	$144,915

Statements of Operations
	Years Ended December 31,
(in thousands)	2009	2008	2007
Income:
Dividends from bank subsidiary	$2,818	$2,337	$2,018
Interest income	124	124	124
	2,942	2,461	2,142
Expenses:
Interest expense	2,645	2,645	2,645
Other	1,668	1,265	491
	4,313	3,910	3,136
Loss before income tax benefit and equity in undistributed net income of subsidiaries	(1,371)	(1,449)	(994)
Income tax benefit	1,466	1,304	1,029
	95	(145)	35
Equity in undistributed net income (loss) of bank subsidiary	(1,993)	13,046	6,966
Net income (loss)	$(1,898)	$12,901	$7,001

Statements of Cash Flows
	Years Ended December 31,
(in thousands)	2009	2008	2007
Operating Activities:
Net Income (loss)	$(1,898)	$12,901	$7,001
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Amortization of financing costs	8	8	8
Stock-based compensation	1,439	1,142	719
Increase in other liabilities	4,325	304	338
Increase in other assets	(4,350)	(173)	(23)
Equity in undistributed net (income) loss of bank subsidiary	1,993	(13,046)	(6,966)
Net cash provided by operating activities	1,517	1,136	1,077

Investing Activities:
Investment in bank subsidiary	(48,970)	(2,637)	(3,329)
Net cash used by investing activities	(48,970)	(2,637)	(3,329)

Financing Activities:
Proceeds from common stock options exercised	633	541	1,032
Proceeds from issuance of common stock under stock purchase plan	1,174	954	1,578
Proceeds from issuance of common stock in connection with stock offering	77,792	-	-
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided by financing activities	79,519	1,415	2,530
Increase (decrease) in cash and cash equivalents	32,066	(86)	278
Cash and cash equivalents at beginning of the year	797	883	605
Cash and cash equivalents at end of year	$32,863	$797	$883

23. Subsequent Event

On November 10, 2008 the Company announced that it had entered into a plan of merger to acquire Republic First Bancorp, Inc. (Republic First), headquartered in Philadelphia, Pennsylvania. Republic First, with total assets of approximately $1.0 billion as of December 31, 2009, was to be merged with and into Metro Bancorp, Inc.

Under the terms of the merger agreement, Republic First shareholders were to receive between 0.34 and 0.38 of a share of the Company’s common stock, calculated on the basis of $10.00 per share of Republic First common stock, with the actual exchange ratio based on the average closing price of the Company's common stock for a set period preceding the effective date of merger.

Due to uncertainty of regulatory approval, the parties terminated the merger agreement on March 15, 2010. Except for a few select provisions, such as the continued confidentiality of certain shared information, the provisions of the merger agreement are now void and of no effect.  Neither the Company nor Republic First will incur any penalties to the other due to termination of the merger agreement. All costs and expenses incurred in connection with the merger agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

