Form 10-K, Exhibit 13
period 2011-12-31
METRO BANCORP, INC.
filed 2012-03-14
CIK 1085706

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of operations. This section should be read in conjunction with our Consolidated Financial Statements and accompanying Notes.

Executive Summary

The banking landscape changed in 2011 in ways that created opportunities for Metro Bancorp, Inc. (Metro or the Company). As both large and small competitors created inconveniences and raised fees, Metro Bank (the Bank) welcomed more customers through its doors and delivered an exceptional level of service. By providing a superior customer experience and staying true to its retail philosophy, the Bank achieved a double-digit increase in core deposits, grew net loans in a tough lending environment and boosted total revenues in 2011, all leading to strong earnings for the fourth quarter.  The Bank also continued to resolve its asset quality concerns in 2011 and strengthened its balance sheet for future operations.

The extended low interest rate environment continued to be a challenge for the banking industry throughout 2011 and is expected to remain as such for the foreseeable future. Metro was able to offset this interest rate pressure, growing total revenues and reducing noninterest expenses in 2011.

Looking to the future, Metro will continue to leverage its retail, deposit-driven model and differentiate itself through the unparalleled customer service and convenience for which it is known.

Our 2011 highlights are summarized below:

•	Total deposits increased to $2.07 billion, up $239.4 million, or 13%, over the past twelve months.

•	Core deposits grew $258.1 million, or 15%, over the previous twelve months and now exceed $2.0 billion.

•	Net loans grew $57.5 million, or 4%, over the past twelve months to $1.42 billion.

•
Nonperforming asset balances declined $17.7 million in 2011 to 1.73% of total assets at December 31, 2011 compared to 2.67% at December 31, 2010. During the past twelve months, the allowance for loan losses (ALL) to nonperforming loan coverage ratio has increased from 41% to 62%.

•	Total assets reached $2.42 billion, an 8% increase, over one year ago.

•	Stockholders' equity increased by $14.7 million, or 7%, for the year 2011 to a total of $220.0 million at December 31, 2011.

•
The Company's consolidated capital levels remained strong with a total risk-based capital ratio of 15.36%, a Tier 1 leverage ratio of 9.99% and a tangible common equity to tangible assets ratio of 9.05%.

•
The Company recorded net income of $289,000 for 2011, compared to a net loss of $4.3 million in 2010. Fully-diluted net earnings per common share was $0.02 for 2011 versus a fully-diluted net loss per common share of $(0.33) for the prior year.

•	Total revenues for 2011 were $113.5 million, up $4.3 million, or 4%, compared to 2010.

•	The Company's net interest margin on a fully tax-equivalent basis for 2011 was a very strong 3.82%.

•	The provision for loan losses of $20.6 million versus $21.0 million for the prior year.

•	Noninterest income increased $1.1 million, or 4%, over 2010.

•	Noninterest expense decreased $3.1 million, or 3%, compared to the prior year.

•	For the eighth straight year, Metro Bank was voted Best Bank by the Harrisburg Magazine Simply the Best Reader's Poll.

Key financial highlights for 2011 compared to 2010 are summarized in the following table:

TABLE 1

	December 31,		%
(dollars in millions)	2011	2010	Change
Total assets	$2,421.2	$2,234.5	8%
Total loans (net)	1,415.0	1,357.6	4
Total deposits	2,071.6	1,832.2	13
Stockholders' equity	220.0	205.4	7

	Years Ended December 31,		%
(dollars in millions, except per share data)	2011	2010	Change
Total revenues	$113.5	$109.2	4%
Provision for loan losses	20.6	21.0	(2)
Noninterest expenses	94.0	97.1	(3)
Net income (loss)	0.3	(4.3)	107
Diluted net income (loss) per common share	0.02	(0.33)	106

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2011 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

Allowance for Loan Losses. The ALL represents the amount available for estimated probable losses embedded in our loan portfolio. While the ALL is maintained at a level believed to be adequate by management for estimated probable losses in the loan portfolio, the determination of the allowance is inherently subjective, as it involves significant estimates by management, all of which may be susceptible to significant change.

While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ materially from the estimates and assumptions used in making the evaluations. The use of different assumptions could materially impact the level of the ALL and, therefore, the provision for loan losses to be charged against earnings. Such changes could impact future financial results.

Monthly, systematic reviews of our loan portfolios are performed to identify probable losses and assess the overall probability of collection. These reviews include an analysis of historical loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses in specific loan types. Management's judgment involving the estimates of loss factors can be impacted by many variables, such as the number of years of actual loss history included in the evaluation.

During the third quarter of 2010, as part of the quantitative analysis of the adequacy of the ALL, management adjusted its projection of probable loan losses based upon a much shorter and more recent period of actual historical losses. This was done as a result of the higher level of loan charge-offs experienced by the Company over the preceding two years as compared to the previous years. Given the continued state of the economy and its impact on borrowers and on loan collateral values, management feels this is currently a better predictor of probable additional loan losses until such time that the economy, borrower repayment ability and loan collateral values show sustained signs of improvement. The change in this estimate resulted in an additional $3.6 million of provision for loan losses in the third quarter of 2010. The impact of this additional provision for 2010 was an additional after tax loss of $2.4 million, or $0.17 per share.

The methodology used to determine the appropriate level of the ALL and related provisions differs for commercial, residential and consumer loans and involves other overall evaluations. In addition, significant estimates are involved in the determination of any loss related to impaired loans. The evaluation of an impaired loan is based on either (1) discounted cash flows using the loan's effective interest rate, (2) the fair value of the collateral for collateral-dependent loans, or (3) the observable market price of the impaired loan. Each of these variables involves management's judgment and the use of estimates.

In addition to calculating the loss factors, we may periodically adjust the factors for changes in levels and trends of charge-offs, delinquencies and nonaccrual loans, material changes in the mix, volume, or duration of the loan portfolio, changes in lending policies and procedures including underwriting standards, changes in the experience, ability and depth of lending management and other relevant staff, the existence and effect of any concentrations of credit and changes in the level of such concentrations and changes in national and local economic trends and conditions, among other things. Management judgment is involved at many levels of these evaluations.

An integral aspect of our risk management process is allocating the ALL to various components of the loan portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations and other more judgmental factors. There were no significant changes during 2011 to the process and procedures we follow to determine our ALL.

Other-than-Temporary Impairment (OTTI) of Investment Securities. We perform no less than quarterly reviews of the fair value of the securities in the Company's investment portfolio and evaluate individual securities for declines in fair value that may be other-than-temporary. If declines are deemed other-than-temporary, an impairment loss is recognized against earnings for the portion of the impairment deemed to be related to credit.  The remaining portion of the impairment that is not related to credit is written down to its current fair value through other comprehensive income.

Effective April 1, 2009, the Company adopted the provisions to fair value measurement guidance regarding Recognition and Presentation of Other-Than-Temporary Impairments.  This critical accounting policy is more fully described in Note 1 and Note 3 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2011.

Stock-Based Compensation. The Company recognizes compensation costs related to share-based payment transactions in the income statement based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The grant-date fair value and ultimately, the amount of compensation expense recognized, are dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the volatility and dividend yield of our Company stock and a risk free interest rate. This critical accounting policy is more fully described in Note 1 and Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2011.

Fair Value Measurements. The Company is required to disclose the fair value of its financial instruments that are measured at fair value within a fair value hierarchy. The  fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 20 of the Notes to Consolidated Financial Statements for the year ended December 31, 2011. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy. Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2011, the fair value of assets based on level 3 measurements constituted 2% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity. Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of underlying collateral.

The Company's available for sale (AFS) investment security portfolio constitutes 98% of the total assets measured at fair value and all securities are classified as a level 2 fair value measurement (quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability). The Company receives information from a third party provider which management evaluates and corroborates to determine the fair value of the portfolio. Most securities are not quoted on an exchange, but are traded in active markets and fair values were obtained from matrix pricing on similar securities.

Deferred Taxes.  Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be used.

The Company assesses whether or not the deferred taxes will be realized in the future if it does not have future taxable income to use as an offset. If future taxable income is not expected to be available to use, a valuation allowance is required to be recognized. A valuation allowance would result in additional income tax expense in the period. The Company assesses if it is more likely than not that a deferred tax asset will not be realized. The determination of a valuation allowance is subjective and dependent upon judgment concerning both positive and negative evidence to support the net deferred tax assets will be utilized. In order to evaluate whether or not a valuation allowance is necessary, the Company uses current forecasts of future income, reviews possible tax planning strategies and assesses current and future economic and business conditions. Negative evidence utilized would include any cumulative losses in previous years and general business and economic trends. At December 31, 2011, the Company conducted such an analysis to determine if a valuation allowance was required and concluded that a valuation allowance was not necessary, largely based on the Company's available tax planning strategies and projections of future taxable income. A valuation allowance, if required, could have a significant impact on the Company's future earnings.

Results of Operations

 We derive total revenues (net interest income plus noninterest income) from various sources, including:

•	Lending;

•	Our securities portfolio;

•	Customer deposits;

•	Loan servicing;

•	Sales of loans and securities; and

•	Electronic banking services.

We also earn fees from issuing loan commitments, standby letters of credit and from various cash management services.

For the year 2011, total revenues were $113.5 million, up $4.3 million, or 4%, compared to $109.2 million earned in 2010.

Average Balances and Average Interest Rates

Table 2 on the following page sets forth balance sheet items on a daily average basis for the years ended December 31, 2011, 2010 and 2009 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2011, average interest-earning assets were $2.20 billion, an increase of $169.1 million, or 8%, over 2010. This was the result of an increase in the average balance of investment securities of $149.2 million, or 25%, and by an increase in the average balance of loans receivable (including loans held for sale) of $21.8 million, or 2%. The growth in the average balance of interest-earning assets was funded, primarily by a $36.0 million, or 2%, increase in the average balance of interest-bearing deposits as well as an increase in the average balance of noninterest-bearing funds of $41.4 million, or 12%, and an increase in the average balance of short-term borrowings of $75.8 million.

The tax-equivalent yield on total interest-earning assets decreased by 37 basis points (bps), from 4.86% in 2010 to 4.49% in 2011.  This decrease resulted from lower yields on our securities and loan portfolios during 2011 as well as a shift in the mix of interest-earning assets. For 2011, investment securities comprised 34% of our total average interest-earning assets compared to 29% for 2010. Conversely, loans receivable represented 66% of our total average interest-earning assets in 2011, down from 70% in 2010. Based on the amortized cost, approximately 91% of our investment securities have a fixed interest rate, however, yields received on most new investment securities purchased in 2011 were lower than yields received on the existing portfolio due to the overall lower level of market interest rates in 2011 versus prior years. Also, floating rate loans represent approximately 52% of our total loans receivable portfolio at December 31, 2011 compared to 48% at December 31, 2010. The interest rates charged on the majority of these loans are tied to the New York prime lending rate of 3.25% and are much lower than the interest rates associated with the fixed rate loans in our portfolio.. Given the continued low level of general market interest rates and the Federal Reserve Open Market Committee's desire to keep such rates lower for an indefinite future period, we expect the yields we receive on our interest-earning assets will continue to remain at their current levels, or even slightly lower, until short-term interest rates begin to increase.

The aggregate cost of our interest-bearing liabilities decreased 22 bps from 1.06% in 2010 to 0.84% in 2011. Our average deposit cost of funds decreased from 0.72% in 2010 to 0.59% for 2011. The aggregate average cost of all funding sources for the Company was 0.69% in 2011, down 19 bps, or 22%, from 0.88% in 2010. The decrease in the Company's deposit cost of funds is primarily related to the combination of time deposits that matured and renewed at lower rates as well as lower rates paid on certain interest checking and money market deposit accounts. These decreases were primarily related to the continued low level of general market interest rates present throughout 2011.

The average rate paid on savings deposits decreased by 4 bps from 0.47% in 2010 to 0.43% in 2011. The average rate paid on interest checking and money market accounts decreased by 13 bps from 0.69% to 0.56% as management lowered the interest rates paid on these deposits to help offset lower yields on interest-earning assets. For time deposits, the average rate paid in 2011 was 2.07%, down 33 bps from 2.40% in 2010. Time deposits that were originated in previous years at much higher interest rates matured during 2011 and were either renewed into new certificates of deposit (CDs) with much lower interest rates or shifted by our customers to their checking and/or savings accounts which typically pay even lower rates of interest than CDs. The rate on public fund time deposits decreased by 10 bps from 0.63% in 2010 to 0.53% in 2011. At December 31, 2011, approximately 13% of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers, indexed to either the 91-day Treasury bill, the overnight federal funds rate, or the one-month London Interbank Offered Rate (LIBOR). The average interest rate of the 91-day Treasury bill decreased from 0.13% for 2010 to 0.06% in 2011 thereby reducing the average interest rate paid on these deposits.

Average low interest rate short-term borrowings increased by $75.8 million from $52.2 million in 2010 to $128.0 million in 2011. The average cost of this non-deposit funding source in 2011 was 0.34%, a decrease of 26 bps compared to 2010. The average outstanding balance of long-term debt decreased slightly from $51.7 million in 2010 to $48.9 million in 2011. In November 2010, the Company prepaid a $25.0 million Federal Home Loan Bank (FHLB) convertible select borrowing with an interest rate of 4.29%. Subsequently, during the second quarter of 2011 the Bank borrowed a FHLB fixed borrowing of $25.0 million with a two year maturity and interest rate of 1.01%. In addition, in December 2011 the Company repurchased and retired $5.0 million of 11% fixed rate Trust Capital Securities that were issued in June 2000 and scheduled to mature in June 2030. For 2012 and going forward, this will serve to reduce the Company's pretax interest expense by $550,000 annually. See the Long-Term Debt section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding our long-term debt. The aggregate cost of all non-deposit funding sources decreased 194 bps in 2011 to 1.83% from 3.77% in 2010.

In Table 2, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale, securities held to maturity and restricted investments in bank stock. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 34% tax rate for the years ending 2011 and 2010 and assuming a 35% tax rate for the year ending 2009.

TABLE 2

	Years Ended December 31,
(dollars in thousands)	2011			2010			2009
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$744,903	$22,362	3.00%	$595,378	$22,275	3.74%	$488,415	$19,858	4.07%
Tax-exempt	39	2	4.26	334	20	6.09	1,624	100	6.16
Total securities	744,942	22,364	3.00	595,712	22,295	3.74	490,039	19,958	4.07
Federal funds sold	9,176	5	0.05	11,106	14	0.12	1,375	2	0.13
Total loans receivable	1,448,056	77,398	5.29	1,426,225	77,274	5.36	1,477,222	80,796	5.41
Total earning assets	$2,202,174	$99,767	4.49%	$2,033,043	$99,583	4.86%	$1,968,636	$100,756	5.08%
Sources of Funds
Interest-bearing deposits:
Regular savings	$336,720	$1,446	0.43%	$324,698	$1,514	0.47%	$329,799	$1,930	0.59%
Interest checking and money market	967,982	5,433	0.56	946,982	6,501	0.69	795,835	7,342	0.92
Time deposits	206,178	4,272	2.07	216,434	5,189	2.40	254,086	7,750	3.05
Public funds time	54,824	292	0.53	41,608	263	0.63	17,557	265	1.51
Total interest-bearing deposits	1,565,704	11,443	0.73	1,529,722	13,467	0.88	1,397,277	17,287	1.24
Short-term borrowings	127,975	439	0.34	52,170	317	0.60	172,870	1,038	0.59
Long-term debt	48,935	2,814	5.74	51,660	3,613	6.99	70,222	4,452	6.34
Total interest-bearing liabilities	1,742,614	14,696	0.84	1,633,552	17,397	1.06	1,640,369	22,777	1.39
Demand deposits (noninterest- bearing)	373,494			332,099			303,963
Sources to fund earning assets	2,116,108	14,696	0.69%	1,965,651	17,397	0.88%	1,944,332	22,777	1.17%
Noninterest-bearing funds (net)	86,066			67,392			24,304
Total sources to fund earning assets	$2,202,174	$14,696	0.67%	$2,033,043	$17,397	0.85%	$1,968,636	$22,777	1.16%
Net interest income and margin on a tax-equivalent basis		$85,071	3.82%		$82,186	4.00%		$77,979	3.92%
Tax-exempt adjustment		2,072			2,336			2,373
Net interest income and margin		$82,999	3.73%		$79,850	3.89%		$75,606	3.80%
Other Balances:
Cash & due from banks	$43,868			$44,583			$43,665
Other assets	103,474			114,281			86,456
Total assets	2,349,516			2,191,907			2,098,757
Other liabilities	17,750			18,804			12,270
Stockholders' equity	215,658			207,452			142,155

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income on loans, investment securities and other interest-earning assets and the interest expense paid on deposits and borrowed funds. Changes in net interest income and net interest margin result from the interaction between the volume and composition of earning assets, related yields and associated funding costs. Net interest income is our primary source of earnings. There are several factors that affect net interest income, including:

•	the volume, pricing, mix and maturity of earning assets and interest-bearing liabilities;

•	market interest rate fluctuations; and

•	the level of nonperforming loans.

Net interest income on a fully tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) increased $2.9 million, or 4%, to $85.1 million for 2011 over $82.2 million in 2010.  Interest income on a tax-equivalent basis for 2011 totaled $99.8 million, an increase of $184,000, over 2010. This increase was related to a volume increase in the level of interest-earning assets, offset by lower yields on our interest-earning assets due to the continued low interest rate environment throughout 2011 as discussed earlier. Interest expense for 2011 decreased $2.7 million, or 16%, from $17.4 million in 2010 to $14.7 million in 2011. This decrease was related to the lower interest rate environment which is reflected in all interest-bearing liabilities, slightly offset by a volume increase in the level of deposits and short-term borrowings. The average rate paid on interest-bearing deposits in 2011 was 15 bps less than in 2010 and the average rate paid on short-term borrowings and long-term debt decreased by 26 bps and 125 bps, respectively, compared to 2010.

The overnight federal funds rate remained at 0.25% throughout both 2010 and 2011. The continued lower level of market interest rates in general has led to a lower level of interest rates associated with our overnight short-term borrowings as well as allowed us to significantly reduce the rates we paid on our interest-bearing deposits in an effort to partially offset corresponding decreases on the yields we received on our interest-earning assets.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned and interest expense, reflected as a percentage of average interest-earning assets. Our net interest rate spread decreased to 3.65% in 2011 from 3.80% in 2010 on a fully tax-equivalent basis. The net interest margin (non-tax-equivalent) decreased 16 bps from 3.89% in 2010 to 3.73% in 2011.  The net interest rate spread and net interest margin decreases in 2011 primarily were the result of a shift in the mix of interest-earning assets as well as a decrease in the yield on those earning assets due to the continued low interest rate environment that has existed over the past several years. This decrease was partially offset by continued efforts to manage the cost of funds downward through the Company's strategic deposit pricing process, combined with the positive impact of higher rate CDs maturing and renewing into new term CDs at lower current rates or being deposited by customers into lower cost checking and savings accounts.

Table 3 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully-taxable equivalent basis.

TABLE 3

	2011 v. 2010			2010 v. 2009
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$4,853	$(4,766)	$87	$4,191	$(1,774)	$2,417
Tax-exempt	(18)	—	(18)	(80)	—	(80)
Federal funds sold	(1)	(8)	(9)	12	—	12
Interest on loans receivable	1,286	(1,162)	124	(3,712)	190	(3,522)
Total interest income	6,120	(5,936)	184	411	(1,584)	(1,173)
Interest on deposits:
Regular savings	101	(169)	(68)	(138)	(278)	(416)
Interest checking and money market	(29)	(1,039)	(1,068)	1,436	(2,277)	(841)
Time deposits	(89)	(828)	(917)	(503)	(2,058)	(2,561)
Public funds time	70	(41)	29	152	(154)	(2)
Short-term borrowings	260	(138)	122	(725)	4	(721)
Long-term debt	(56)	(743)	(799)	(822)	(17)	(839)
Total interest expense	257	(2,958)	(2,701)	(600)	(4,780)	(5,380)
Net increase (decrease)	$5,863	$(2,978)	$2,885	$1,011	$3,196	$4,207

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the ALL and to determine the level of provision for loan losses, as stated in the Application of Critical Accounting Policies section in this Management's Discussion and Analysis. During the third quarter of 2010, as part of the quantitative analysis of the adequacy of the ALL, management adjusted its projection of probable loan losses based upon a much shorter and more recent period of actual historical losses. This was done as a result of the higher level of loan charge-offs experienced by the Company over the preceding two years as compared to the previous years. Given the continued state of the economy and its impact on borrowers and on loan collateral values, management feels this is currently a better predictor of probable additional loan losses until such time that the economy, borrower repayment ability and loan collateral values show sustained signs of improvement.

We recorded $20.6 million as a provision for loan losses in 2011 compared to $21.0 million in 2010. The provision for loan losses in 2011 was a direct result of write-downs due to decreases in collateral values of nonperforming loans throughout the year. The level of nonperforming loans decreased from $52.8 million, or 3.83%, of total loans outstanding at December 31, 2010 to $34.8 million, or 2.42%, of total loans outstanding at December 31, 2011. See the Nonperforming Loans and Assets section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the decrease in nonperforming loans. Net charge-offs during 2011 were $20.6 million, or 1.43%, of average loans outstanding as compared to $13.8 million, or 0.98%, of average loans outstanding in 2010. Approximately $16.5 million, or 80%, of total net charge-offs for 2011 were associated with seven different specific relationships. Of the net charge-offs associated with these seven relationships, approximately $10.2 million, or 62%, were construction and land development loans and $6.2 million, or 38%, were commercial and industrial loans. See the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2011 included herein for further discussion regarding additional important factors and our methodology for determining the provision for loan losses. Also see our Forward-Looking Statements in this Management's Discussion and Analysis and risk factors associated with the provision for loan losses in Item 1A of our annual report on Form 10-K.

Noninterest Income

Noninterest income increased by $1.1 million, or 4%, from $29.4 million in 2010 to $30.5 million in 2011. The largest component of noninterest income, service charges, fees and other operating income, comprised primarily of deposit and loan service charges, increased$1.1 million, or 4%, over the same period in 2010 to a total of $27.8 million. In 2011, total gains on sales of loans were $2.7 million compared to $2.4 million in 2010. Gains on the sale of Small Business Administration (SBA) loans were $1.9 million in 2011 compared to $1.5 million in 2010 and gains on the sale of residential loans were $857,000 and $885,000 for 2011 and 2010, respectively. We do not anticipate similar gains on the sale of SBA loans in 2012 since we are no longer originating SBA loans with the intent to sell as more fully described under the Loans Held for Sale section later in this Management's Discussion and Analysis.

Included in noninterest income are net gains on sales of investment securities totaling $350,000 for 2011 and $2.8 million for 2010. These gains were offset by net OTTI charges on private-label collateralized mortgage obligations (CMOs) totaling $324,000 in 2011 and $962,000 in 2010. See the Securities section in Note 3 in the Notes to Consolidated Financial Statements for further discussion regarding OTTI.

Netted against noninterest income for 2011 was a $75,000 charge associated with the repurchase and retirement of $5.0 million of Trust Capital Securities. Going forward, this repurchase will save the Company $550,000 of pretax interest expense annually. Comparatively, there was a $1.6 million charge recorded in 2010 for the early retirement of a $25.0 million fixed rate borrowing from the FHLB.

Noninterest Expenses

Noninterest expenses totaled $94.0 million for 2011, a decrease of $3.1 million, or 3%, from 2010. This overall decrease was primarily the result of significantly lower consulting costs, advertising and marketing and regulatory fees in 2011 from those incurred in 2010 as well as lower levels of salaries and employee benefits and loan processing expenses, all partially offset by higher foreclosed real estate and rebranding costs incurred during 2011. A comparison of noninterest expenses for certain categories for 2011 and 2010 is discussed below.

Salary expenses and employee benefits, which represent the largest component of our noninterest expenses, decreased $1.2 million, or 3%, in 2011 from 2010. The Company began experiencing a reduction in total salary expense during the second half of 2010 which continued throughout 2011 as a result of a decrease in the number of full time equivalent employees from 923 during the third quarter of 2010 to 898 at the end of 2011 from natural attrition. The reduction of salary expense was partially offset by an increase in health care plan costs and other benefits for employees in 2011 over 2010.

Occupancy expenses were $726,000, or 9%, higher in 2011 compared to 2010.  This was primarily due to increased costs associated with higher real estate taxes paid on each of our store locations as well as higher levels of maintenance on our 33 stores and headquarter locations.

Furniture and equipment expenses increased by $331,000, or 6%, over 2010, due to a total net loss of $219,000 on the disposal of certain fixed assets combined with increased levels of depreciation expense on assets related to disaster recovery and security initiatives which were put in service during 2011.

Advertising and marketing expenses totaled $2.0 million in 2011, a $1.0 million, or 32%, decrease from 2010. General advertising efforts were lower during the majority of 2011 as the Company focused its efforts on brand enhancement and logo modification. The Company expects a slight increase in general advertising expenses in 2012.

Data processing expenses totaled $14.2 million in 2011, a $1.1 million, or 8%, increase over 2010.  Approximately half of the increase related to an increase in license fees and costs associated with software implementation. Higher volumes of transactions in both statement rendering services and automated teller machine (ATM)/debit card processing made up the rest of the increase in data processing expenses.

Regulatory assessments and related fees of $3.6 million in 2011 reflected a 21% decrease, or $1.0 million, from 2010. Lower Federal Deposit Insurance Corporation (FDIC) insurance assessment fees, effective April 1, 2011 for most FDIC-insured banks provided the Company's decrease in regulatory expenses which were partially offset by increased asset levels.  The Bank, like all financial institutions whose deposits are guaranteed by the Deposit Insurance Fund (DIF), pays a quarterly premium to the FDIC for deposit insurance coverage.

Loan expenses totaled $1.1 million in 2011, a decrease of $560,000, or 34%, from 2010. During 2011, the Company recouped $287,000 of loan expenses from borrowers associated with problem loans that had been expensed in prior years. In 2010, the Company incurred expenses associated with the development and launch of a new Metro Credit Card. In 2011, loan expenses related to the credit card leveled out. In addition, in 2011 the Bank discontinued originating large numbers of SBA loans to be sold immediately on the secondary market which decreased the associated SBA referral fees.

Foreclosed real estate expenses of $2.3 million for 2011 increased by $895,000, or 65%, compared to 2010. The increase was primarily the result of write-downs of foreclosed assets totaling $2.1 million in 2011 compared to $860,000 of write-downs in 2010. During 2011, the Company wrote down one particular foreclosed asset by a total of $1.6 million due to the lack of interest in the property by prospective buyers and to a level more reflective of recent offer prices on the subject property. The increase in the total amount of write-downs in 2011 over 2010 was partially offset by a reduction of foreclosed real estate operating expenses in 2011.

The Company expensed $1.9 million of costs during 2011 associated with modification to its logos and with overall brand enhancement. The logo modifications were related to the settlement reached with another financial institution which dismissed a trademark infringement action brought against Metro Bank in June 2009. Any remaining future costs related to this issue are not expected to be material.

Consulting fees totaled $1.5 million in 2011, down $3.0 million, or 67%, from 2010. The decrease is related to the much lower need for consulting services in 2011 compared to the level utilized in 2010 in assisting the Bank with its procedures and controls to ensure compliance with the Bank Secrecy Act (BSA) and the Office of Foreign Assets Control (OFAC).

Other noninterest expenses totaled $8.1 million for 2011 compared to $9.4 million for 2010, a decrease of $1.3 million, or 14%. Primary components related to the decrease include lower expenses related to customer relations activities, lower provisions for non-credit-related losses and reduced legal fees. In addition, the Company recorded a $238,000 charge in 2010 related to a canceled potential branch site of which it did not have any corresponding costs in 2011.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal total noninterest expenses less nonrecurring expenses minus noninterest income. This ratio equaled 2.62% for 2011, compared to 3.09% for 2010. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2011, the Company's operating efficiency ratio was 81.20% compared to 88.88% for 2010. For 2012, management expects to continue its efforts to control and/or reduce the levels of noninterest expenses compared to both 2011 and 2010 and thus would expect to see continued improvement in these two expense control ratios.

Benefit for Federal Income Taxes

The benefit realized for federal income taxes was $1.4 million for 2011 compared to $4.5 million for 2010. The effective tax benefit rate, which is the ratio of income tax benefit to loss before taxes, was 125.08% in 2011 compared to 51.1% in 2010 and was due to a pretax net loss incurred in both 2011 and 2010 as well as to the proportion of tax-exempt income to total pretax loss for both years.  See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2011 and 2010.

Income taxes are accounted for under the liability method. Under the liability method, deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2011, deferred tax assets amounted to $12.7 million and deferred tax liabilities amounted to $7.8 million. Deferred tax assets are realizable primarily through future reversals of existing taxable temporary differences. With two preceding years of net operating losses in 2009 and 2010, which the Company fully utilized by carrying back to previous taxable income years of 2008 and 2007, the Company will only be permitted to carryforward any net operating losses against taxable earnings in future years. The Company expects to have taxable income for the year ended December 31, 2011 and management currently anticipates the Company's future earnings will be adequate to utilize all of its net deferred tax assets. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the cumulative losses in previous years to make the determination. The Company could also potentially sell investment securities at a gain in future periods or eliminate the use of bonus depreciation on its 2011 federal income tax return as possible additional increases to taxable income. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2011 and 2010.

Net Income (Loss) and Net Income (Loss) per Common Share

The Company recorded net income of $289,000 for 2011, an increase of $4.6 million from the $4.3 million net loss recorded in 2010. This increase in 2011 was due to an increase in net interest income of $3.1 million, a decrease in the provision for loan losses of $408,000 , an increase in noninterest income of $1.1 million and a decrease in noninterest expenses of $3.1 million, all of which were partially offset by a decrease in the benefit for federal income taxes of $3.1 million.

Basic and diluted earnings per common share were $0.02 for 2011 compared to basic and diluted loss per common share of $(0.33) in 2010. See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for an analysis of earnings (loss) per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures our net income (loss) in relation to our total average assets. Our ROA was 0.01% for 2011 compared to (0.20)% for 2010. Return on average equity (ROE) indicates how effectively we can generate net income (loss) on the capital invested by our shareholders. ROE is calculated by dividing net income (loss) by average stockholders' equity. ROE for 2011 was 0.13%, compared to (2.09)% for 2010.

2010 versus 2009

Net loss for 2010 was $4.3 million, compared to net loss of $1.9 million recorded in 2009.

Basic and fully-diluted loss per common share was $(0.33) for 2010 compared to basic and fully-diluted loss per common share of $(0.24)in 2009.

Net interest income on a tax-equivalent basis for 2010 was $82.2 million, an increase of $4.2 million, or 5%, over 2009. Interest income on earnings assets on a tax-equivalent basis totaled $99.6 million, a decrease of $1.2 million, or 1%, from 2009. Interest expense for 2010 was $17.4 million, a decrease of $5.4 million, or 24%, from 2009.

Our net interest rate spread increased to 3.80% in 2010 from 3.69% in 2009 on a fully tax-equivalent basis. The net interest margin increased 9 bps from 3.80% in 2009 to 3.89% in 2010 on a non tax-equivalent basis.

The provision for loan losses totaled $21.0 million in 2010 compared to $12.4 million in 2009. The level of nonperforming loans increased from $37.7 million, or 2.61%, of total loans outstanding at December 31, 2009 to $52.8 million, or 3.83%, of total loans outstanding at December 31, 2010. Net charge-offs in 2010 totaled $13.8 million, or 0.98%, of average loans outstanding as compared to $14.8 million, or 1.02%, of average loans outstanding in 2009.

Noninterest income for 2010 increased by $4.9 million, or 20%, over 2009 to $29.4 million.  Included in total noninterest income in 2010 were net gains of $2.4 million on the sale of residential loans and SBA loans and a $2.8 million gain on the sale of investment securities, partially offset by $962,000 of net impairment charges on investment securities. In addition, netted against 2010 noninterest income was a $1.6 million charge for the early retirement of FHLB borrowing debt. Comparably, included in total noninterest income in 2009 were gains of $1.2 million on the sale of residential loans and SBA loans, a $627,000 loss on the sale of a majority of the Bank's student loan portfolio and a $1.6 million gain on the sale of investment securities, offset by $2.3 million of net impairment charges on investment securities.

Noninterest expenses totaled $97.1 million for 2010, an increase of $5.4 million, or 6%, over 2009. This overall increase was primarily the result of significantly higher data processing and consulting costs in 2010 over those incurred in 2009. Throughout 2009, Metro converted all of its data processing and retail-delivery systems and developed an in-house technological infrastructure in addition to rebranding the entire company.  During 2010, the Company had an increased level of recurring costs associated with maintaining the infrastructure. Metro also incurred higher levels of expenses associated with foreclosed assets, problem loans and regulatory-related costs in 2010.

Salary expenses and employee benefits decreased by $1.9 million, or 4%, in 2010 from 2009.

Occupancy expenses for 2010 were $263,000, or 3%, higher in 2010 compared to 2009 and furniture and equipment expenses increased by $368,000, or 8%, to $5.1 million.

Advertising and marketing expenses were $3.0 million for 2010, an increase of 8%, over 2009. Data processing expenses increased by $4.0 million, or 43%, in 2010 over 2009, primarily related to building a new network infrastructure in-house to support daily operations of the Company post conversion. Regulatory expenses of $4.6 million in 2010 were $606,000 higher than 2009.

Foreclosed real estate expenses of $1.4 million in 2010 were $802,000 higher than 2009.

Consulting fees increased $3.7 million to $4.5 million in 2010 compared to $762,000 in 2009 due to the hiring of consultants in 2010 to assist the Bank in developing and implementing a system of procedures and controls designed to ensure full compliance with the Bank BSA and OFAC.

Other noninterest expenses totaled $9.4 million for 2010, compared to $8.4 million for 2009.

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

Securities are classified as held to maturity (HTM) if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). HTM securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for further analysis of our securities portfolio.

Based on the amortized cost, approximately 91% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Since many of the amortizing securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the amortizing securities. Premiums and discounts on non-amortizing securities, such as government and municipal bonds, are amortized or accreted to their maturity date. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the yields we recognize. At December 31, 2011, the yield on our total investment securities portfolio was 2.85%, down 59 bps from 3.44% at December 31, 2010. This decrease was due to prepayments, calls and maturities of securities with higher interest rates combined with purchases of new securities in 2011 at lower yields than those purchased in previous years, due to the low level of general market interest rates present in 2011 as compared to previous years.

At December 31, 2011, the weighted-average life and duration of our total securities portfolio was approximately 2.5 years and 2.1 years, respectively, as compared to 6.0 years and 4.7 years, respectively, at December 31, 2010. The weighted-average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted-average life of the security. Our securities portfolio contained no derivatives as of December 31, 2011 or 2010.

The fair value of the Bank's securities available for sale portfolio increased by $175.4 million in 2011, primarily as a result of purchases of $368.5 million offset partially by $193.1 million of principal repayments, sales, calls, maturities, premium and discount amortization and write-downs related to OTTI and excluding net gains on sales. At December 31, 2011, the unrealized gain on securities available for sale included in stockholders' equity totaled $3.8 million, net of tax, compared to a $5.6 million unrealized loss on securities, net of tax, at December 31, 2010. The AFS portfolio is comprised of U.S. Government agency securities, agency residential mortgage-backed securities (MBSs), agency CMOs, private-label CMOs and corporate bonds. The market prices for certain securities held in the Company's portfolio improved in 2011 and management believes that the unrealized gains on these securities at December 31, 2011were primarily the result of changes in general market interest rates and prices. At December 31, 2011, the weighted-average life, duration and weighted- average yield of our AFS portfolio was approximately 2.8 years, 2.5 years and 2.62%, respectively, as compared to 4.5 years, 3.6 years and 3.25%, respectively, at December 31, 2010.

During 2011, the carrying value of securities in the HTM portfolio decreased by $30.9 million, primarily as a result of principal repayments, sales, calls, maturities and premium and discount amortization of $88.0 million, excluding net gains on sales offset by purchases of $57.1 million. The securities held in this portfolio include U.S. Government agency securities, agency residential MBSs, agency CMOs, corporate debt securities and municipal bonds. At December 31, 2011, the weighted-average life, duration and weighted-average yield of our HTM portfolio was approximately 1.4 years, 1.1 years and 3.56%, respectively, as compared to 9.1 years, 7.0 years and 3.83%, respectively, at December 31, 2010.

The Company sold a total of 13 securities with a combined fair market value of $126.2 million and realized net pretax gains of $350,000 during 2011. All of the securities sold were agency CMOs. Of this total, 12 securities with a combined fair market value of $125.3 million had been classified as available for sale. One agency CMO with a fair market value of $852,000 had been classified as held to maturity, however, its current par value had fallen to less than 9% of its original par value and could be sold without tainting the remaining HTM portfolio. The Company uses the specific identification method to record security sales. In addition, the Company had a total of $60.0 million of agency debentures called, at par, by their issuing agencies during 2011. The called securities were classified as held to maturity and carried at par, therefore no gain or loss was recognized as a result of the calls.

No investment in securities of a single non-U.S. Government or government agency issuer exceeded ten percent of shareholders' equity at December 31, 2011.

The amortized cost of AFS and HTM securities are summarized below in Table 4 as of December 31, for each of the years 2009 through 2011:

TABLE 4

	December 31,
(in thousands)	2011	2010	2009
Available for Sale:
U.S. Government agency securities	$22,500	$22,500	$55,004
Residential MBSs	21,087	2,383	80,916
Agency CMOs	519,167	388,414	149,233
Private-label CMOs	24,974	33,246	120,407
Corporate debt securities	19,952	—	—
Total available for sale	$607,680	$446,543	$405,560
Held to Maturity:
U.S. Government agency securities	$97,750	$140,000	$25,000
Residential MBSs	37,658	48,497	54,822
Agency CMOs	45,122	29,079	30,362
Private-label CMOs	—	—	4,010
Corporate debt securities	15,000	10,000	1,997
Municipal securities	1,105	—	1,624
Total held to maturity	$196,635	$227,576	$117,815

The contractual maturity distribution and weighted-average yield of our AFS and HTM portfolios at December 31, 2011 are summarized in Table 5. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and other economic variables. Weighted-average yield is calculated by multiplying the book yield times the book value for each security within each maturity range. Tax-exempt obligations have been tax effected, assuming a tax rate of 34%.

TABLE 5

December 31, 2011	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government agency obligations	$—	—%	$—	—%	$—	—%	$22,500	3.00%	$22,500	3.00%
Residential MBSs	—	—	—	—	—	—	21,087	2.89	21,087	2.89
Agency CMOs	—	—	—	—	1,112	5.51	518,055	2.37	519,167	2.38
Private-label CMOs	—	—	—	—	—	—	24,974	5.71	24,974	5.71
Corporate debt securities	—	—	—	—	19,952	4.43	—	—	19,952	4.43
Total available for sale	$—	—%	$—	—%	$21,064	4.49%	$586,616	2.56%	$607,680	2.62%

Held to Maturity:
U.S. Government agency obligations	$—	—%	$—	—%	$12,750	2.72%	$85,000	3.56%	$97,750	3.45%
Residential MBSs	—	—	—	—	2,785	4.16	34,873	4.68	37,658	4.64
Agency CMOs	—	—	—	—	—	—	45,122	3.23	45,122	3.23
Corporate debt securities	—	—	15,000	2.51	—	—	—	—	15,000	2.51
Municipal obligations	—	—	—	—	—	—	1,105	4.55	1,105	4.55
Total held to maturity	$—	—%	$15,000	2.51%	$15,535	2.98%	$166,100	3.71%	$196,635	3.56%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted-average yield received on such securities.

Loans Held for Sale

Loans held for sale are comprised of student loans and selected residential mortgage loans the Company originates with the intention of selling in the future. Prior to September 30, 2011, loans held for sale also included SBA loans the Company originated with the intention of selling. Occasionally, loans held for sale also includes business and industry loans that the Company decides to sell. Loans held for sale are carried at the lower of cost or estimated fair value, calculated in the aggregate. At the present time, the majority of the Company's residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to secondary market standards or if we agree not to sell the loan due to a customer's request. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships and the Bank does not retain the servicing. The sale of these loans takes place typically within 30 days of funding. At December 31, 2011 and December 31, 2010, no residential mortgage loans held for sale were past due or impaired. At December 31, 2011, 2010 and 2009 there was $567,000, $367,000 and $224,000, respectively, of student loans held for sale that were past due.

In previous years, as well as for the first half of 2011, the Company was originating SBA loans with the intent to sell the guaranteed portions of the loans. The Bank recognized total gains of $1.9 million, $1.5 million and $47,000 in 2011, 2010 and 2009, respectively, on the sales of SBA loans. During the second quarter of 2011, as a result of a much lower level of SBA loan originations in 2011 compared to 2010, the Company's management made the decision to hold SBA loans in the Company's loan receivable portfolio unless or until the Company's management determines a sale of certain loans is appropriate. At the time such a decision would be made, the SBA loans will be moved from the loans receivable portfolio to the loans held for sale portfolio.

Total loans held for sale were $9.4 million and $18.6 million at December 31, 2011 and 2010, respectively. At December 31, 2011, loans held for sale were comprised of $5.2 million of student loans and $4.2 million of residential mortgages as compared to $6.0 million of student loans, $5.2 million of SBA loans and $7.4 million of residential mortgages at December 31, 2010. The decrease was primarily the result of Metro's strategic decision to record and hold SBA loans in its loan portfolio as discussed above. Loans held for sale, as a percentage of total consolidated assets, were less than 1% at December 31, 2011 and 2010. At December 31, 2010 there was a deferred gain of $930,000 which was recognized in the first quarter of 2011 at the expiration of the 90-day warranty period.

Loans Receivable

In order to add clarity and improve credit quality disclosures, the Financial Accounting Standards Board (FASB) issued additional guidance in 2010 that requires the Company to disclose its various classes of loans outstanding based on the same portfolio segment that it develops and documents a systematic method for determining its ALL. Accordingly, we have reclassified our loans receivable for the three years prior to 2010 into the portfolio segments as shown throughout the discussion that follows. The following table summarizes the composition of our loan portfolio by segment as of December 31, for each of the years 2007 through 2011. During the first quarter of 2011, certain types of loans were reclassified due to their purpose and overall risk characteristics. Therefore, the balances associated with those particular loans as of December 31, for each of the years 2007 through 2010 were reclassified to conform to the 2011 presentation.

TABLE 6

	December 31,
(in thousands)	2011	2010	2009	2008	2007
Commercial and industrial	$321,988	$337,398	$401,759	$369,496	$327,048
Commercial tax-exempt	81,532	85,863	102,218	79,404	35,027
Owner occupied real estate	279,372	241,553	263,413	269,280	254,138
Commercial construction and land development	103,153	112,094	115,013	104,122	75,110
Commercial real estate	364,405	313,194	265,655	291,816	165,120
Residential	83,940	81,124	85,035	91,775	90,132
Consumer	202,278	207,979	210,690	233,890	210,796
Total loans outstanding	$1,436,668	$1,379,205	$1,443,783	$1,439,783	$1,157,371

Our commercial and industrial loans are typically made to small and medium-sized businesses and represented 22% of our total loans outstanding at December 31, 2011. The average loan size originated in 2011 in this category was approximately $364,000. Our underwriting policy has maximum terms for these loans depending on the loan type within the commercial and industrial loans category. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business. Collateral for these types of loans varies depending upon the type and purpose of the loans as well as management's credit evaluations of the respective borrowers and generally includes business assets and/or personal assets of the borrower. The value of the collateral in this category may vary depending on market conditions. The Company maintains advance rate guidelines for particular collateral categories to mitigate the risk that upon default, the collateral is insufficient to cover the outstanding loan balance.

Commercial tax exempt loans represented 6% of our total loans at December 31, 2011 and are made primarily to municipalities and school districts and rely on the cash flows of the borrowing entity for repayment. The average loan size originated in 2011 in this category was $2.5 million. We underwrite these loans based upon our established underwriting guidelines and our analysis of the cash flow, operating results and financial condition of the borrower.

Owner occupied real estate loans represented 20% of our total loans at December 31, 2011 and are for commercial properties and are typically made to small and medium-sized businesses. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business or a related interest of the business or an affiliate of the party who owns the property. Based on our underwriting standards, loans in this category are secured by real property and typically require owner guarantees. The average loan size originated in 2011 in this category was approximately $701,000.

Our commercial real estate and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and made up 25% and 7%, respectively, of our total loans outstanding at December 31, 2011. These loans are secured by mortgages on real property (principally one to four family rental, multi-family rental, office and other commercial properties) located primarily in South Central Pennsylvania. The average loan size originated in 2011 in these categories was approximately $470,000. Our underwriting guidelines establish maximum terms and advanced rates depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting guidelines also establish maximum loan-to-value ratios depending upon the type of primary collateral, typically require owner guarantees and may require other collateral depending on our assessment of the overall risk.

Residential real estate mortgage loans represented approximately 6% of our total loans at December 31, 2011. Loans in this category are collateralized by first mortgages on residential properties located primarily in South Central Pennsylvania. We underwrite these loans based upon our established underwriting guidelines.

Consumer term loans and consumer lines of credit represented 14% of our total loans outstanding at December 31, 2011 and are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2011, approximately $194.0 million, or 96%, of the total for this category were secured by real estate, 17% of which were secured by second mortgages, $1.4 million were loans collateralized by personal assets of the borrower and $6.9 million were unsecured. Our underwriting policy sets limitations on the terms of the loans, defines allowable collateral and the method of valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to determine if the applicant meets our standards. We review lines of credit annually and remove availability if the borrower is no longer compliant with our underwriting standards or is delinquent. As of December 31, 2011, unused commitments under consumer lines of credit were $86.3 million.

Total gross loans receivable increased by $57.5 million from December 31, 2010 to December 31, 2011. Total loan originations in 2011 exceeded those in 2010 by approximately $107.2 million, or 31%. However, gross loans receivable have not yet returned to levels experienced in 2009. This was due to a combination of lower loan demand, higher net charge-offs and the current economic conditions during 2011 and 2010 combined with our tightening of underwriting guidelines for new and existing loans in the current economic environment.  As the economy improves, we expect loan demand to increase and, therefore, expect the level of originations to continue to grow in 2012 as compared to 2011. During 2011, commercial real estate loans increased $51.2 million, or 16%, owner occupied real estate loans increased $37.8 million, or 16%, while commercial and industrial loans decreased $15.4 million, or 5%, and commercial construction and land development loans decreased $8.9 million, or 8%. Changes in total loan balances outstanding for commercial tax-exempt, residential and consumer loans were not material. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $497,000 at December 31, 2011 compared to $431,000 at December 31, 2010.

Total loans outstanding represented 69% of total deposits and 59% of total assets at December 31, 2011, excluding the loans held for sale, compared to 75% and 62%, respectively, at December 31, 2010.

The maturity ranges of the loan portfolio and the amounts of loans with fixed interest rates and floating interest rates in each maturity range, as of December 31, 2011, are presented in the following table:

TABLE 7

	December 31, 2011
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Commercial and industrial	$126,124	$126,290	$69,574	$321,988
Commercial tax exempt	—	5,003	76,529	81,532
Owner occupied real estate	9,687	20,404	249,281	279,372
Commercial construction and land development	73,314	12,152	17,687	103,153
Commercial real estate	16,310	57,602	290,493	364,405
Residential	7,671	9,999	66,270	83,940
Consumer	36,348	14,165	151,765	202,278
Total loans	$269,454	$245,615	$921,599	$1,436,668
Interest rates:
Fixed	$33,192	$133,898	$645,692	$812,782
Floating	236,262	111,717	275,907	623,886
Total loans	$269,454	$245,615	$921,599	$1,436,668

Concentrations of Credit Risk

We manage risk associated with our loan portfolio in part through diversification and through what we believe are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor and manage concentrations of loans or loan relationships by purpose, collateral or industry. Management reviews various concentration reports regularly and reports areas of risk in the portfolio and quantifies, if any, exceptions made to policies and procedures to our board of directors no less than quarterly. At December 31, 2011, we did not have a concentration to any one borrower, or group of borrowers with similar economic characteristics.

Commercial real estate and commercial construction and land development loans, including tax exempt commercial real estate loans aggregated $467.6 million at December 31, 2011, compared to $425.3 million at December 31, 2010. These loans were 32% of our total loans outstanding and made up the largest portion of loans on our balance sheet at December 31, 2011. Our commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Berks, Lancaster and Lebanon counties of Pennsylvania where we have full-service store locations.

Commercial and industrial loans represented 22% of total loans, owner occupied real estate loans collateralized by real estate equaled 20% of total loans and consumer loans comprised 14% of total loans at December 31, 2011.

Loan and Asset Quality

Nonperforming Assets
Nonperforming assets include nonperforming loans, loans past due 90 days or more and still accruing interest and foreclosed assets. During 2011 the Bank adopted FASB guidance on determination of whether a loan restructuring is a troubled debt restructuring (TDR). The guidance was applicable to restructurings on or after January 1, 2011. A TDR is a loan in which the contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower.  Nonaccruing TDRs are included in nonperforming loans.
The following table presents information regarding the Bank's nonperforming assets at December 31, 2007 through 2011. Nonaccruing as well as accruing TDRs are broken out at the bottom portion of the table. Additionally, relevant asset quality ratios are presented as well as details on the interest income related to nonaccrual loans.

TABLE 8

	December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Nonaccrual loans:
Commercial and industrial	$10,162	$23,103	$14,254	$6,863	$534
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	2,895	4,318	3,201	—	—
Commercial construction and land development	8,511	14,155	11,771	6,915	—
Commercial real estate	7,820	5,424	5,497	9,893	176
Residential	2,912	3,609	2,368	2,959	2,168
Consumer	1,829	1,579	654	492	57
Total nonaccrual loans	34,129	52,188	37,745	27,122	2,935
Loans past due 90 days or more and still accruing	692	650	—	—	—
Total nonperforming loans	34,821	52,838	37,745	27,122	2,935
Foreclosed assets	7,072	6,768	7,821	743	489
Total nonperforming assets	$41,893	$59,606	$45,566	$27,865	$3,424
Troubled Debt Restructurings
Nonaccruing TDRs	$10,075	$—	$—	$—	$—
Accruing TDRs	12,835	177	—	—	—
Total TDRs	$22,910	$177	—	—	—
Nonperforming loans to total loans	2.42%	3.83%	2.61%	1.88%	0.25%
Nonperforming assets to total assets	1.73%	2.67%	2.12%	1.30%	0.17%
Interest income received on nonaccrual loans	$586	$340	$976	$1,268	$157
Interest income that would have been recorded under the original terms of the loans	$2,880	$3,363	$1,880	$1,776	$280

Nonperforming assets at December 31, 2011, were $41.9 million, or 1.73%, of total assets, as compared to $59.6 million, or 2.67%, of total assets, at December 31, 2010.

Nonperforming Loans

Total nonperforming loans were $34.8 million at December 31, 2011, down from $52.8 million at December 31, 2010. The decrease in nonperforming loans experienced by the Company during 2011 resulted from a combination of net charge-offs of $20.6 million, pay downs of $10.2 million, upgrades totaling $6.0 million and the reclassification of $5.3 million into foreclosed assets, all partially offset by $24.1 million of additional loans designated as nonaccrual during the year.
The Bank has experienced a decline in total nonperforming loan balances over the most recent six quarters, much like most of the banking industry. The decline is attributable in part to the improvement of economic conditions allowing some borrowers to experience stabilized or improved cash flow. The remainder of the decline is the result of the Bank charging down balances of nonperforming loans where necessary.
Partially charged off loans with updated appraisal values remain on nonperforming status and are subject to the Bank's standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement, or classification as a TDR, unless collectability of the entire balance of principal and interest is no longer in doubt and the loan is current or will be brought current within a short period of time.
Nonaccrual Loans

The Bank generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

The following table details the change in total nonaccrual loan balances during 2011:

TABLE 9

Twelve Months Ended
(in thousands)	December 31, 2011
Balance at January 1, 2011	$52,188
Total additions	24,060
Net charge-offs	(20,590)
Total pay downs	(10,162)
Total upgrades to accruing status	(6,031)
Total transfers to foreclosed assets	(5,336)
Balance at December 31, 2011	$34,129

During 2011, the additions to nonaccrual status consisted of 48 commercial relationships and 43 consumer loans. The largest relationship totaled $5.3 million and consisted primarily of commercial real estate loans. This resulted from a borrower filing for reorganization bankruptcy during the third quarter. At the present time, management believes, based upon appraisals and evaluation of the collateral that the Bank holds sufficient collateral for this relationship. One additional relationship that was added, had an aggregate specific loss allocation of $500,000 at year end 2011. The average total balance of commercial relationships added during the 2011 was $463,000.

Of the total net loan charge-offs by the Bank in 2011, $17.3 million was related to loans that were nonaccruing at December 31, 2010. During 2011, $3.6 million, or 21%, of this amount was related to loans for which the Bank had a specific loss allocation as of December 31, 2010. During 2011, collection of these nonaccrual loans became less likely due to unforeseen developments including, an extreme decline in the value of the real estate collateral for one seven figure loan in particular, a participation transaction that dissolved as a result of the lead lender electing not to proceed with a large refinance and the realization through lack of market interest that the value of the collateral for a large collateral dependent loan was significantly less than the appraisal value, among other things. The remaining $3.3 million of net loan charge-offs was associated with loans classified as nonaccruing during 2011. One relationship that was added had an aggregate specific loss allocation of $500,000 at year end 2011. Five commercial construction and land development relationships totaled $10.2 million, or 50%, of total net charge-offs during 2011 and three relationships totaling $6.2 million, or 30%, were commercial and industrial loans.

Three commercial relationships totaling $4.7 million and one consumer loan for $863,000 were upgraded to accruing status during 2011 in addition to other smaller consumer and residential loans that were also upgraded.

The table and discussion that follows provides additional details of the components of our nonaccrual commercial and industrial loans, commercial construction and land development loans and commercial real estate loans, our three largest nonaccrual categories.

TABLE 10

	Nonaccrual Loans
(dollars in thousands)	2011	2010
Commercial and Industrial:
Number of loans	44	53
Number of loans greater than $1 million	3	6
Average outstanding balance of those loans:
Greater than $1 million	$2,229	$2,954
Less than $1 million	$85	$118
Commercial Construction and Land Development:
Number of loans	19	8
Number of loans greater than $1 million	3	5
Average outstanding balance of those loans:
Greater than $1 million	$1,261	$2,560
Less than $1 million	$295	$452
Commercial Real Estate:
Number of loans	25	14
Number of loans greater than $1 million	1	1
Average outstanding balance of those loans:
Greater than $1 million	$3,719	$3,719
Less than $1 million	$171	$131

At December 31, 2011, 44 loans were in the nonaccrual commercial and industrial category with outstanding balances ranging from $1,000 to $3.4 million. Of the 44 loans, three loans were in excess of $1.0 million each and aggregated $6.7 million, or 66%, of total nonaccrual commercial and industrial loans. The average outstanding balance was $2.2 million per loan. The remaining 41 loans account for the difference at an average outstanding balance of $85,000 per loan.
There were 19 loans in the nonaccrual commercial construction and land development category with outstanding balances ranging from $72,000 to $1.5 million. Of the 19 loans, three loans were in excess of $1.0 million each and aggregated to $3.8 million, or 44%, of total nonaccrual commercial construction and land development loans, with an average outstanding balance of $1.3 million per loan. The remaining 16 loans account for the difference at an average outstanding balance of $295,000 per loan.
There were 25 loans in the nonaccrual commercial real estate category with outstanding balances ranging from $23,000 to $3.7 million. Of the 25 loans, one loan totaled $3.7 million, or 48%, of total nonaccrual commercial real estate loans. The remaining 24 loans account for the difference at an average outstanding balance of $171,000 per loan. One relationship that was placed on nonaccrual had $3.6 million in commercial real estate loans and accounted for 17 of the 25 loans.
Foreclosed Assets
Foreclosed assets totaled $7.1 million at December 31, 2011 and $6.8 million at December 31, 2010. The total comprised 27 properties at December 31, 2011, with the largest property balance valued at $2.2 million compared to 20 properties at December 31, 2010, the largest property balance valued at $4.0 million. The increase in foreclosed real estate during 2011 is the result of the transfer of 34 properties into this category totaling approximately $5.3 million, partially offset by the sale of 27 properties for a total of $2.8 million, write-downs of $2.1 million on 10 properties and five pay downs totaling $284,000.
The Company obtains third party appraisals by one of several Board pre-approved certified general appraisers on nonperforming loans secured by real estate at the time a loan is determined to be nonperforming to support the fair market value of the collateral.  Appraisals are ordered by the Company's Real Estate Loan Administration Department which is independent of both the loan workout and loan production functions. The Company properly charges down loans based on the fair value of the collateral as determined by the current appraisal or other collateral valuations less any costs to sell before the properties are transferred to foreclosed real estate.

Troubled Debt Restructurings
As mentioned previously, a TDR is a loan in which the contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower. Concessions could include, but are not limited to, interest rate reductions below current market interest rates, atypical maturity extensions and principal forgiveness. An additional benefit to the Company in granting a concession is to avoid foreclosure or repossession of collateral at a time when real estate values are at historical lows, in attempt to minimize losses.

As of December 31, 2011 TDRs totaled $22.9 million, of which $10.1 million were included in nonaccruing loans. The remaining $12.8 million of TDRs were accruing at December 31, 2011. TDR loans totaled $177,000 at December 31, 2010.
There were fifteen relationships consisting of 35 loans which were restructured during 2011. The majority of these loans, approximately $10.0 million, were commercial construction and land development loans and $4.3 million were other commercial real estate loans. The commercial construction and land development loans were considered to be TDRs by management as a result of maturity date extensions of residential tract development loans that were granted. Additionally, $3.1 million of the commercial real estate loans were extended beyond their original maturity date. Commercial and industrial loans that were restructured totaled $8.0 million and the majority of those loans were restructured as the result of forbearance agreements.
Nonaccrual TDRs may be reclassified to accruing TDRs when the borrower has consistently made full payments for at least six months and the Bank expects repayment of the modified loan's principal and interest. The loan will no longer be considered a TDR when the interest rate is equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is no longer impaired based on the terms specified by the restructuring agreement.
Impaired and Other Problem Loans
Impaired loans include nonaccrual loans in addition to loans which the Company, based on current information, does not expect to receive both the principal and interest amounts due from a borrower according to the contractual terms of the loan agreement. These loans totaled $63.5 million at December 31, 2011 with an aggregate specific allocation of $3.6 million compared to impaired loans of $71.8 million at December 31, 2010 with a $3.6 million aggregate specific allocation. The specific allocation related to three relationships at December 31, 2011 versus four different relationships at December 31, 2010.
Impaired loans have been evaluated as to risk exposure in determining the adequacy of the ALL. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for an age analysis of loans receivable and for further detail regarding impaired loans.
The Bank obtains third party appraisals ordered by the Real Estate Loan Administration Department on nonperforming loans secured by real estate at the time the loan is determined to be impaired. The Bank properly charges down loans based on the fair value of the collateral as determined by the current appraisal or other collateral valuations less any costs to sell.
The charge down of any impaired loan is done upon receipt and satisfactory review of the appraisal or other collateral valuation and, in no event, later than the end of the quarter in which the appraisal or valuation was accepted by the Bank. No significant time lapses during this process have occurred for any period presented.
The Bank also considers the volatility of the fair value of the collateral, timing and reliability of the appraisal, timing of the third party's inspection of the collateral, confidence in the Bank's lien on the collateral, historical losses on similar loans and other factors based on the type of real estate securing the loan. As deemed necessary, the Bank will perform inspections of the collateral to determine if an adjustment of the value of the collateral is necessary.
The Bank may create a specific allowance for all or a part of a particular loan in lieu of a charge-off as a result of management's evaluation of the impaired loan. In these instances, the Bank has determined that a loss is probable but not imminent based upon available information surrounding the credit at the time of the analysis, however, management believes an allowance is appropriate to acknowledge the potential risk of loss.
Management's Allowance for Loan Loss Committee has performed a detailed review of the impaired loans and of the collateral related to these credits and believes, to the best of its knowledge, that the ALL remains adequate for the level of risk inherent in these loans at December 31, 2011.
Any criticized or classified loan not considered impaired is reviewed to determine if it is a potential problem loan. Such loan classifications totaled $44.4 million at December 31, 2011 compared to $47.3 million at December 31, 2010 and were comprised of $18.2 million of special mention rated loans and $26.2 million of substandard accruing loans which were not deemed impaired. These problem loans were included in the general pool of loans to determine the adequacy of the ALL at December 31, 2011.

While it is difficult to forecast impaired loans due to numerous variables, the Bank, through its credit risk management tools and other credit metrics, believes it has currently identified the material problem loans in the portfolio.
As a result of continued economic uncertainty affecting unemployment, consumer spending, home sales and collateral values, it is possible that the Company may experience increased levels of nonperforming assets and additional losses in the foreseeable future.

Allowance for Loan Losses

The ALL is established in the form of a provision expense for loan losses and is reduced by loan charge-offs, net of recoveries. When loans are deemed to be uncollectible, they are charged off. Management has established a reserve that it believes is adequate for estimated losses in the loan portfolio. In conjunction with an outsourced third party loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the ALL to the board of directors, indicating any changes in the allowance since the last review. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the ALL as an integral part of the examination process.

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

•
Changes in levels and trends of collection, charge-off and recovery practices; changes in the volume and severity of past due loans, the volume of nonaccrual loans and the volume and severity of adversely classified or graded loans;

•	Material changes in the mix, volume or duration of the portfolio;

•	Changes in the value of underlying collateral for collateral-dependent loans;

•	Changes in the quality of our loan review system;

•	Changes in the experience, ability and depth of lending management and other relevant staff;

•	The existence and effect of any concentrations of credit and changes in the level of such concentrations; and

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

•	Identifying other loans for evaluation collectively as required by GAAP. In general, these other loans include residential mortgages and consumer loans;

•	Segmenting loans into groups with similar characteristics and allocating an ALL to each segment based on recent loss history and other relevant information; and

•	Reviewing the results to determine the appropriate amount of the ALL.

While the ALL is maintained at a level believed to be adequate by management to cover estimated losses in the loan portfolio, determination of the allowance is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2011, included herein, for further discussion regarding the ALL.

The Company recorded provisions of $20.6 million to the ALL in 2011, compared to $21.0 million for 2010. During 2011, net charge-offs for the year totaled to $20.6 million, or 1.43%, of average loans outstanding, excluding loans held for sale, compared to $13.8 million, or 0.98%, of average loans outstanding for 2010. Approximately $16.5 million, or 80%, of total net charge-offs for 2011 were concentrated in a total of seven different loan relationships. Comparatively, ten different loan relationships accounted for approximately $10.5 million, or 76%, of the total net charge-off figure for 2010. The ALL as a percentage of loans receivable decreased from 1.57% of total loans outstanding at December 31, 2010, to 1.50% of total loans outstanding at December 31, 2011. The allowance at December 31, 2011 provided coverage of 62% of total nonperforming loans compared with 41% of nonperforming loans at December 31, 2010. See the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Notes 1 and 4 in the Notes to Consolidated Financial Statements for the year ended December 31, 2011 included herein for further discussion regarding our ALL.

Table 11 summarizes the transactions in the ALL for the twelve months ended December 31, 2011 and each of the preceding four years. The table is presented in summary due to the FASB guidance issued in July 2010 related to an entity's allowance for credit losses and the credit quality of its financing receivables requiring the activity by portfolio segment be disclosed only for periods beginning on or after December 15, 2010.

TABLE 11

		Years Ended December 31,
(dollars in thousands)	2011	2010	2009	2008	2007
Balance at beginning of year	$21,618	$14,391	$16,719	$10,742	$9,685
Provisions charged to operating expenses	20,592	21,000	12,425	7,475	1,762
	42,210	35,391	29,144	18,217	11,447
Recoveries of loans previously charged-off:
Commercial and industrial	156	407	92	145	11
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	60	3	—	—	—
Commercial construction and land development	11	58	1	—	—
Commercial real estate	15	25	121	—	8
Residential	68	5	87	—	—
Consumer	135	24	7	25	53
Total recoveries	445	522	308	170	72

Loans charged-off:
Commercial and industrial	(7,945)	(5,995)	(6,807)	(1,426)	(610)
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	(254)	(614)	(342)	—	—
Commercial construction and land development	(10,629)	(3,779)	(3,652)	—	—
Commercial real estate	(852)	(2,138)	(3,634)	—	(2)
Residential	(188)	(705)	(299)	(69)	(72)
Consumer	(1,167)	(1,064)	(327)	(173)	(93)
Total charged-off	(21,035)	(14,295)	(15,061)	(1,668)	(777)
Net charge-offs	(20,590)	(13,773)	(14,753)	(1,498)	(705)
Balance at end of year	$21,620	$21,618	$14,391	$16,719	$10,742
Net charge-offs to average loans outstanding	1.43%	0.98%	1.02%	0.11%	0.07%
ALL to year-end loans	1.50%	1.57%	1.00%	1.16%	0.93%

Allocation of the ALL

The allocation of the ALL is made for analytical purposes and it is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the following table were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on certain other impaired loans and historical losses in each loan type category combined with a weighting of the current loan composition. The following table details the allocation of the ALL to the various categories. Prior year amounts have been reclassified to conform to the 2011 presentation format.

TABLE 12

	December 31,
	2011		2010		2009		2008		2007
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial and industrial	$8,400	22%	$9,679	24%	$5,002	28%	$5,750	26%	$3,567	28%
Commercial tax-exempt	79	6	86	6	1,258	7	852	6	435	3
Owner occupied real estate	729	20	910	18	2,419	18	2,020	19	1,914	22
Commercial construction and land development	7,840	7	5,420	8	914	8	2,231	7	62	7
Commercial real estate	3,241	25	4,002	23	2,343	18	2,890	20	1,737	14
Residential	435	6	442	6	738	6	1,002	6	893	8
Consumer	831	14	702	15	1,687	15	1,899	16	1,800	18
Unallocated	65	—	377	—	30	—	75	—	334	—
Total	$21,620	100%	$21,618	100%	$14,391	100%	$16,719	100%	$10,742	100%

Deposits

Total deposits at December 31, 2011, were $2.07 billion, an increase of $239.4 million, or 13%, over total deposits one year ago.  We regard core deposits as all deposits other than public time deposits. Core deposits increased by $258.1 million, or 15%, from $1.77 billion at December 31, 2010 to $2.03 billion at December 31, 2011. Total core demand noninterest-bearing deposits increased by $56.3 million, or 17%, core demand interest-bearing deposits increased by $111.2 million, or 12%, and core savings account balances increased by $113.9 million, or 39%, year over year. Commercial core deposits grew by $34.9 million, or 6%, in 2011 to $587.1 million and governmental core deposits increased by $169.2 million, or 52%, to $492.1 million. Core consumer deposits totaled $949.1 million at December 31, 2011 and comprise 47% of our total core deposits. Total average deposits for 2011 were $1.94 billion, an increase of $77.4 million, or 4%, over the 2010 average of $1.86 billion.

The average balances and weighted-average rates paid on deposits for 2011, 2010 and 2009 are presented below:

TABLE 13

	Years Ended December 31,
	2011		2010		2009
(dollars in thousands)	Average Balance/Rate		Average Balance/Rate		Average Balance/Rate
Demand deposits:
Noninterest-bearing	$373,494		$332,099		$303,963
Interest-bearing (money market and checking)	967,982	0.56%	946,982	0.69%	795,835	0.92%
Savings	336,720	0.43	324,698	0.47	329,799	0.59
Time	261,002	1.75	258,042	2.11	271,643	2.95
Total deposits	$1,939,198	0.59%	$1,861,821	0.72%	$1,701,240	1.02%

The decrease in the average rates paid on deposits over the past three years are a direct result of the general level of short-term market interest rates and the Company's pricing of its deposit rates paid in accordance with such market rates.  See the Results of Operations section earlier in this Management's Discussion and Analysis regarding the Company's cost of deposits.

The remaining maturities for time deposits with balances of $100,000 or more as of December 31, 2011 are presented in Table 14.

TABLE 14

December 31,
(in thousands)	2011
3 months or less	$20,747
3 to 6 months	37,720
6 to 12 months	21,036
Over 12 months	26,248
Total	$105,751

Short-Term Borrowings

Short-term borrowings used to meet temporary funding needs consist of overnight federal funds purchased as well as overnight and short-term advances from the FHLB. For 2011, short-term borrowings averaged $128.0 million, a $75.8 million, or 145%, increase over 2010. The increase in 2011 as compared to 2010 was attributable to an asset/liability strategy to utilize low-cost borrowings to purchase investment securities during the first six months of 2011 and then repay the borrowings throughout the second half of the year with deposit growth. The Company's deposit growth is typically higher in the second half of the year due to the seasonal influx of deposits associated with government and municipal deposit customers.

Rates paid by Metro on short-term borrowings are set by the respective creditors and are directly related to the level of overall general market interest rates. Therefore, due to the lower level of market rates prevalent throughout 2011 compared to 2010 and 2009, the average rate paid on such borrowings by Metro decreased by 26 bps in 2011 compared to 2010. The following table details the above discussion:

TABLE 15

	Years Ended December 31,
(dollars in thousands)	2011	2010	2009
Outstanding balance	$65,000	$140,475	$51,075
Weighted-average interest rate at period-end	0.15%	0.60%	0.62%
Maximum amount outstanding at any one month-end	$206,275	$140,475	$317,700
Average outstanding balance	$127,975	$52,170	$172,870
Weighted-average interest rate on average outstanding balances	0.34%	0.60%	0.59%

Long-Term Debt

Long-term debt totaled $49.2 million at December 31, 2011 compared to $29.4 million at December 31, 2010. Our long-term debt consists of $24.2 million of Trust Capital Securities through Commerce Harrisburg Capital Trust II and Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries. As part of the Company's Asset/Liability management strategy, management utilized a FHLB fixed borrowing product during the second quarter of 2011 by obtaining $25.0 million in borrowings with a two year maturity and interest rate of 1.01%. The entire $25.0 million was outstanding at December 31, 2011. Due to strong regulatory capital levels and in an effort to increase future net interest income, the Company repurchased and retired $5.0 million of 11% fixed rate Trust Capital Securities during the fourth quarter of 2011 and, in doing so, incurred a $75,000 repayment charge. For 2012 and going forward, this will serve to reduce the Company's pretax interest expense by $550,000 annually. During the fourth quarter of 2010 the Company elected to pay off a $25.0 million FHLB convertible select borrowing product which had a five year maturity and a six month conversion term at an initial rate of 4.29% and, in doing so, incurred a $1.6 million prepayment charge. At December 31, 2011, all of the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2011 for further analysis of our long-term debt.

Stockholders' Equity and Capital Adequacy

At December 31, 2011, total stockholders' equity totaled $220.0 million, up $14.7 million, or 7%, over total stockholders' equity at December 31, 2010. Average stockholders' equity to average assets for the year 2011 was 9.18% compared to 9.46% in 2010. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2011 included herein, for additional discussion regarding Stockholders' Equity.

On August 6, 2009, Metro Bancorp, Inc. filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) which will allow the Company, from time to time, to offer and sell up to a total aggregate of $250.0 million of common stock, preferred stock, debt securities, or warrants, either separately or together in any combination. The shelf registration statement also registered trust preferred securities, however, the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) excludes from regulatory capital the inclusion of trust preferred securities issued after May 19, 2010. Consequently, the Company has no foreseeable plans to issue additional trust preferred securities. The Company has always been well-capitalized under federal regulatory guidelines, however the shelf registration better positions us to take advantage of potential opportunities for growth and to address current economic conditions.

The Company offers a Dividend Reinvestment and Stock Purchase Plan and received proceeds from stock purchases through this plan of $3.8 million during 2011 and $3.2 million during 2010. Beginning January 1, 2012, the voluntary cash payments maximum was reduced from $25,000 to $10,000 per month and the 3% discount on such purchases was eliminated. These changes could reduce the voluntary cash payments the Company may receive during future periods.

Risk-based capital provides the basis for which all banks are evaluated in terms of capital adequacy. The risk-based capital standards require all banks to have Tier 1 capital of at least 4% and total capital, including Tier 1 capital, of at least 8% of risk-adjusted assets. Tier 1 capital includes common stockholders' equity and qualifying perpetual preferred stock together with related surpluses and retained earnings. Total capital may be comprised of total Tier 1 capital plus limited life preferred stock, qualifying debt instruments and the ALL.

The following table provides a comparison of the Company's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:

TABLE 16

	Company		Bank		Minimum Regulatory Requirements	Well-Capitalized Threshold
	December 31,		December 31,
	2011	2010	2011	2010		(Bank Only)
Total Capital	15.36%	15.83%	14.12%	14.06%	8.00%	10.00%
Tier 1 Capital	14.11	14.58	12.87	12.81	4.00	6.00
Leverage ratio (to total average assets)	9.99	10.68	9.10	9.38	4.00	5.00

At December 31, 2011, the capital levels of the Bank met the regulatory definition of a “well-capitalized” financial institution, i.e., a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6% and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol METR. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2010 through December 31, 2011. As of December 31, 2011, there were approximately 3,500 holders of record of the Company's common stock.

TABLE 17

	Sales Price
Quarter Ended:	High	Low
December 31, 2011	$9.30	$7.75
September 30, 2011	11.90	8.30
June 30, 2011	12.90	10.30
March 31, 2011	12.85	10.88
December 31, 2010	$11.33	$9.30
September 30, 2010	13.45	9.05
June 30, 2010	14.76	11.72
March 31, 2010	14.22	10.82

The following graph shows the yearly percentage change in the Company's cumulative total shareholder return on its common stock from December 31, 2006 to December 31, 2011 compared with the cumulative total return of the NASDAQ Bank Index and the NASDAQ Composite Market Index.

Comparison of Cumulative Five-Year Total Return
140%
120%
100%
80%
60%
40%
20%
2006
2007
2008
2009
2010
2011
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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 18 shows our GAP position as of December 31, 2011. The repricing assumptions used in the table are as follows:

•
Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan. A market consensus Constant Prepayment Rate (CPR) based on historical actual experience is applied to fixed rate commercial and consumer loans;

•	Floating rate loans receivable are tied to a floating index such as the New York Prime lending rate and are scheduled according to their repricing characteristics;

•
Securities with pre-payment characteristics such as MBSs and CMOs are scheduled based upon their remaining weighted-average lives as calculated utilizing a market consensus CPR. Securities with call options are analyzed in the context of the existing interest rate environment to estimate the likelihood of their call and to project their resulting payment schedule. All other securities are assumed to reprice at their contractual maturity;

•
Fixed rate deposit transaction accounts are scheduled to reprice in accordance with their estimated decay rates as determined in a core deposit study produced by an independent consultant. Floating rate deposit transaction accounts are scheduled in the 1-90 day category as they are tied to a floating index such as the 91-Day Treasury bill; and

•	Time deposit accounts, short-term borrowings and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 18

	December 31, 2011
(dollars in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable, including loans held for sale	$659,370	$41,053	$80,478	$501,124	$164,002	$1,446,027
Securities	222,819	40,516	95,989	276,906	180,379	816,609
Federal Funds Sold	8,075	—	—	—	—	8,075
Total interest-earning assets	890,264	81,569	176,467	778,030	344,381	2,270,711
Interest-bearing liabilities:
Transaction accounts, excluding noninterest-bearing demand	330,712	54,574	57,251	240,467	762,651	1,445,655
Time deposits	58,828	55,494	42,686	71,660	—	228,668
Short-term borrowings	65,000	—	—	—	—	65,000
Long-term debt	—	—	—	25,000	24,200	49,200
Total interest-bearing liabilities	454,540	110,068	99,937	337,127	786,851	1,788,523
Period GAP	435,724	(28,499)	76,530	440,903	(442,470)	$482,188
Cumulative GAP	$435,724	$407,225	$483,755	$924,658	$482,188
Cumulative RSA / RSL	195.86%	172.13%	172.79%	192.31%	126.96%

Notes: Securities are reported at face value for purposes of this table. Securities include restricted investments in bank stock for purposes of this table. RSA means rate sensitive assets; RSL means rate sensitive liabilities.

Shortcomings are inherent in any GAP analysis since certain assets and liabilities may not move proportionately as interest rates change. As the interest rate environment has become more dynamic, we have continued to place greater reliance on interest income sensitivity modeling and less on GAP reporting.

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

Our income simulation model analyzes interest rate sensitivity by projecting net interest income over the next 24 months in a flat rate scenario versus net interest income in alternative interest rate scenarios. Our management continually reviews and refines its interest rate risk management process in response to the changing economic climate. Currently, our model projects up to a plus 500 bp increase and a 100 bp decrease during the next year, with rates remaining constant in the second year. The minus100 bp scenario is not considered very likely, given the low absolute level of short-term interest rates.  In 2010, the Bank modeled up to a 300 bp increase in rates as an increasing rate environment projection.

Our ALCO policy has established that income sensitivity will be considered acceptable if overall net interest income volatility in the above mentioned interest rate scenarios are within 6% of forecasted net interest income in the first year and within 7% using a two-year time frame.

The following table compares the impact on forecasted net income at December 31, 2011 and 2010 of a plus 300, plus 200 and plus 100 bp change in interest rates.

TABLE 19

	Plus 300	Plus 200	Plus 100
December 31, 2011
Twelve Months	(0.04)%	0.04%	0.08%
Twenty-Four Months	2.39%	1.66%	0.79%
December 31, 2010
Twelve Months	(0.35)%	(0.25)%	(0.02)%
Twenty-Four Months	2.65%	1.71%	0.88%

Management continues to evaluate strategies in conjunction with the Company's ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our AFS investment portfolio, purchasing floating rate securities, altering the mix of our deposits by type and therefore rate paid, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings extending the maturity structure of the Bank's short-term borrowing position or fixing the cost of our short-term borrowings.

Management uses many assumptions to calculate the impact of changes in interest rates. Actual results may not be similar to our projections due to several factors including the timing and frequency of rate changes, market conditions and the shape of the yield curve. In general, a flattening of the interest rate yield curve would result in reduced net interest income compared to a normal-shaped interest rate yield curve scenario and proportionate rate shift assumptions. Actual results may also differ due to management's actions, if any, in response to the changing rates.

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. Market value of equity is defined as the market value of assets less the market value of liabilities plus the market value of off-balance sheet items. The model calculates the market value of equity in the current rate scenario and then compares the market value of equity given an immediate 200 bp increase in rates.  Our ALCO policy indicates that the level of interest rate risk is unacceptable in the 100 basis point immediate interest rate change scenarios if there is a resulting loss of more than 15% of the market value calculated in the current rate scenario. In the 200 basis point immediate interest rate change scenario a loss of more than 25% loss of market value is deemed unacceptable. A loss of more than 35% is defined as unacceptable in the 300 basis point immediate rate change scenario, while a loss of more than 40% is unacceptable in immediate rate change scenarios of 400 basis points or more. At December 31, 2011 the market value of equity calculation indicated acceptable levels of interest rate risk in all scenarios per the policies established by our ALCO.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given an immediate plus 200 change in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premiums. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. The most recent study calculates an average life of our core deposit transaction accounts of 8.4 years. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2011 provide an accurate assessment of our interest rate risk.

Liquidity

The objective of liquidity risk management is to ensure our ability to meet our financial obligations. These obligations include the payment of deposits on demand at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loans and other funding commitments; and the ability to take advantage of new business opportunities. There are two fundamental risks in our liquidity risk management. The first is if we were unable to meet our funding requirements at a reasonable and profitable cost. The second is the potential inability to operate our business because adequate contingency liquidity is not available in a stressed environment or under adverse conditions.

We manage liquidity risk at both the bank and parent company levels to help ensure that we can obtain cost-effective funding to meet current and future obligations and to help ensure that we maintain an appropriate level of contingent liquidity. The board of directors is responsible for approving our Liquidity Policy to be implemented by the ALCO and management.

Liquidity is measured and monitored daily, allowing management to better understand and react to balance sheet trends. On a quarterly basis, a comprehensive liquidity analysis is reviewed by our board of directors. The analysis provides a summary of the current liquidity measurements, projections and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed Liquidity Contingency Plan designed to respond to an overall decline in the financial condition of the banking industry or a problem specific to Metro.

Bank Level Liquidity - Uses

At the bank level, primary liquidity obligations include funding loan commitments, satisfying deposit withdrawal requests and maturities and debt service related to bank borrowings. We also maintain adequate bank liquidity to meet future potential loan demand, purchase investment securities and provide for other business needs as necessary.

Bank Level Liquidity - Sources

Liquidity sources are found on both sides of the balance sheet. Our single largest source of bank liquidity is the deposit base that comes from our retail, commercial business and government deposit customers. Liquidity is also provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investments, maturing short-term assets, the ability to sell marketable securities and from short-term borrowings.

Our investment portfolio consists mainly of CMOs and MBSs. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. The current market environment has positively impacted the fair market value of certain securities in the Company's investment portfolio, however, the Company is not inclined to act on a sale of such securities for liquidity purposes at this time.  With interest rates near record-lows, the Company would more likely be inclined to borrow from one of the sources discussed in the following paragraph.

We also maintain secondary sources of liquidity which can be drawn upon if needed. These secondary sources of liquidity include a $15.0 million line of credit through a correspondent bank, a $20.0 million line of credit through another correspondent bank and $515.5 million of borrowing capacity at the FHLB. Metro Bank is a member of the FHLB-Pittsburgh and, as such, has access to advances secured generally by residential mortgage and other mortgage-related loans. In addition we have the ability to borrow at the Federal Reserve Bank of Philadelphia's (FRB) Discount Window to meet short-term liquidity requirements. The FRB, however, is not viewed as the primary source of our borrowings, but rather as a potential source of liquidity under certain circumstances or in a stressed environment or during a market disruption. These potential borrowings are secured by residential mortgage backed securities and agency collateralized mortgage obligations. At December 31, 2011, our total potential liquidity through FHLB and other secondary sources was $550.5 million, of which $460.5 million was available, as compared to $388.4 million available out of our total potential liquidity of $528.9 million at December 31, 2010. The $21.6 million increase in potential liquidity was mainly due to the addition of a line of credit from a correspondent bank. FHLB borrowing capacity is determined based on asset levels on a quarterly lag.

The Bank opted to remain in the FDIC-sponsored Temporary Liquidity Guarantee Program which provided 100% federal deposit insurance coverage for any individual noninterest-bearing demand checking account and for low-interest NOW checking accounts whose balance exceeds $250,000. The original program expired on December 31, 2010. The Dodd-Frank Act provides temporary unlimited coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for these accounts became effective on December 31, 2010 and terminates on December 31, 2012. Upon such expiration, customer deposit and withdrawal behavior for such accounts could fluctuate materially and, as a result, have an adverse impact on our liquidity position.

Parent Company Liquidity - Uses

The Parent and the Bank's liquidity are managed separately. At the parent level, primary liquidity obligations include debt service related to parent company long-term debt or borrowings, unallocated corporate expenses, funding its subsidiaries, and could also include paying dividends to Metro shareholders, share repurchases or acquisitions if Metro chose to do so.

Parent Company Liquidity - Sources

The principal source of the Parent's liquidity is dividends it receives from the subsidiary Bank, which may be impacted by: Bank-level capital needs, laws and regulations, corporate policies, or other factors. Although the Bank did not issue dividends to the Parent in 2011, the Parent has cash on hand to support its operating needs for the foreseeable future. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Parent. See Note 15 Regulatory Matters in the Notes to the Consolidated Financial Statements for December 31, 2011, included herein, for additional information regarding dividend restrictions.

In addition to dividends from Metro Bank, other sources of liquidity for the parent company include proceeds from common stock options exercised as well as proceeds from the issuance of common stock under Metro's stock purchase plan. We can also generate liquidity for Metro and its subsidiaries through the issuance of debt and equity securities. Metro has an effective shelf registration statement, as previously discussed, whereby we can issue additional debt and equity securities. See Notes 10 and 12 in the Notes to the Consolidated Financial Statements for December 31, 2011, included herein, for additional information regarding capital securities.

The Consolidated Statements of Cash Flows included herein, provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. Cash from operating activities during 2011 increased to $47.9 million from $8.7 million during 2010. This increase was primarily attributable to net income in 2011 as compared to a net loss in 2010, a decrease in originations of loans held for sale, an increase in other assets and a decrease in the charge of a deferred tax benefit, partially offset by a decrease in other liabilities. Investing activities resulted in a net cash outflow of $213.1 million during 2011 compared to $99.6 million in 2010, primarily due to an increase in loans receivable in 2011 as compared to 2010. Financing activities resulted in net cash of $187.4 million provided in 2011 compared to a net cash of $83.5 million in 2010. The net cash inflow in 2011 was mostly from an increase in deposits of $239.4 million compared to a $17.4 million increase in 2010, partially offset by a decrease in short-term borrowings and proceeds from long-term debt.

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2011:

TABLE 20

	December 31, 2011
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time deposits	$157,007	$58,177	$13,483	$—	$228,667
Long-term debt	—	25,000	—	24,200	49,200
Fiserv Solutions, Inc. obligation	6,826	14,678	8,027	—	29,531
Operating leases	2,599	4,944	4,607	19,983	32,133
Sponsorship obligation	338	677	677	676	2,368
Total	$166,770	$103,476	$26,794	$44,859	$341,899

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2011, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2011, included herein, for additional information.

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

While we believe our plans, objectives, goals, expectations, anticipations, estimates and intentions as reflected in these forward-looking statements are reasonable, we can give no assurance that any of them will be achieved.  You should understand that various factors, in addition to those discussed elsewhere in this annual report on Form 10-K and incorporated by reference in this annual report on Form 10-K, could affect our future results and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	the effects of and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System;

•
general economic or business conditions, either nationally, regionally or in the communities in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•
continued effects of the aftermath of recessionary conditions and the impacts on the economy in general and our customers in particular, including adverse impacts on loan utilization rates as well as delinquencies, defaults and customers ability to meet credit obligations;

•	our ability to manage current elevated levels of impaired assets;

•	the impact of the Dodd-Frank Act and other changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	changes resulting from legislative and regulatory actions with respect to the current economic and financial industry environment;

•	changes in the FDIC deposit fund and the associated premiums that banks pay to the fund;

•	interest rate, market and monetary fluctuations;

•	the results of the regulatory examination and supervision process;

•	unanticipated regulatory or legal proceedings and liabilities and other costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	our ability to continue to grow our business internally and through acquisitions and successful integration of new or acquired entities while controlling costs;

•	continued levels of loan volume origination;

•	the adequacy of the allowance for loan losses;

•	deposit flows;

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the ability to hedge certain risks economically;

•	the loss of certain key officers;

•	changes in accounting principles, policies and guidelines;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	rapidly changing technology;

•	continued relationships with major customers;

•	effect of terrorist attacks and threats of actual war;

•	continued compliance with the April 29, 2010 consent order may result in increased noninterest expenses;

•	expenses associated with modifications we are making to our logos in response to the Members 1st litigation and dismissal order;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services; and

•	our success at managing the risks involved in the foregoing.

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

Impact of Inflation and Changing Prices

Interest rates, which may be affected by inflation, have a more significant impact on our performance than do the effects of general levels of inflation, since most of our assets and liabilities are monetary in nature. Interest rates do not necessarily move in the same direction or in the same magnitude as the prices of goods and services as measured by Personal Consumption Expenditures price index. The liquidity and maturity structure of our assets and liabilities are critical to the maintenance of acceptable performance levels.

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2011 was 3.73%, a decrease of 16 bps from 3.89% for the year ended December 31, 2010. See the section titled “Net Interest Income and Net Interest Margin” in this Management's Discussion and Analysis for further discussion regarding our net interest margin performance.

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

Management assessed the Company's system of internal control over financial reporting as of December 31, 2011, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission.  Based on this assessment, management concludes that, as of December 31, 2011, its system of internal control over financial reporting is effective and meets the criteria of Internal Control - Integrated Framework.

ParenteBeard LLC, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2011, appearing elsewhere in this annual report, and has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2011, as stated in their report, which is included herein.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
March 14, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Metro Bancorp, Inc.'s (the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Metro Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

In our opinion, Metro Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011 and our report dated March 14, 2012 expressed an unqualified opinion.

 /s/ ParenteBeard LLC

Harrisburg, Pennsylvania
March 14, 2012

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries (the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2011. Metro Bancorp, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Metro Bancorp, Inc.'s internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 14, 2012 expressed an unqualified opinion.

 /s/ ParenteBeard LLC

Harrisburg, Pennsylvania
March 14, 2012

Metro Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2011	2010
Assets
Cash and due from banks	$46,998	$32,858
Federal funds sold	8,075	—
Cash and cash equivalents	55,073	32,858
Securities, available for sale at fair value	613,459	438,012
Securities, held to maturity at cost (fair value 2011: $199,857; 2010: $224,202)	196,635	227,576
Loans, held for sale	9,359	18,605
Loans receivable, net of allowance for loan losses (allowance 2011: $21,620; 2010: $21,618)	1,415,048	1,357,587
Restricted investments in bank stock	16,802	20,614
Premises and equipment, net	82,114	88,162
Other assets	32,729	51,058
Total assets	$2,421,219	$2,234,472

Liabilities and Stockholders' Equity
Deposits:
Noninterest-bearing	$397,251	$340,956
Interest-bearing	1,674,323	1,491,223
Total deposits	2,071,574	1,832,179
Short-term borrowing	65,000	140,475
Long-term debt	49,200	29,400
Other liabilities	15,425	27,067
Total liabilities	2,201,199	2,029,121
Stockholders' Equity:
Preferred stock - Series A noncumulative; $10.00 par value;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2011: 14,125,346; 2010: 13,748,384)	14,125	13,748
Surplus	156,184	151,545
Retained earnings	45,497	45,288
Accumulated other comprehensive income (loss)	3,814	(5,630)
Total stockholders' equity	220,020	205,351
Total liabilities and stockholders' equity	$2,421,219	$2,234,472

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,
(in thousands, except per share amounts)	2011	2010	2009
Interest Income
Loans receivable, including fees:
Taxable	$71,307	$70,423	$74,113
Tax-exempt	4,020	4,521	4,345
Securities:
Taxable	22,362	22,275	19,858
Tax-exempt	1	14	65
Federal funds sold	5	14	2
Total interest income	97,695	97,247	98,383
Interest Expense
Deposits	11,443	13,467	17,287
Short-term borrowings	439	317	1,038
Long-term debt	2,814	3,613	4,452
Total interest expense	14,696	17,397	22,777
Net interest income	82,999	79,850	75,606
Provision for loan losses	20,592	21,000	12,425
Net interest income after provision for loan losses	62,407	58,850	63,181
Noninterest Income
Service charges, fees and other operating income	27,773	26,681	24,681
Gains on sales of loans	2,728	2,434	546
Total fees and other income	30,501	29,115	25,227
Other-than-temporary impairment losses	(324)	(4,904)	(17,011)
Portion recognized in other comprehensive income (before taxes)	—	3,942	14,670
Net impairment loss on investment securities	(324)	(962)	(2,341)
Net gains on sales/call of securities	350	2,801	1,571
Debt prepayment charge	(75)	(1,574)	—
Total noninterest income	30,452	29,380	24,457
Noninterest Expenses
Salaries and employee benefits	40,318	41,494	43,426
Occupancy	9,155	8,429	8,166
Furniture and equipment	5,465	5,134	4,766
Advertising and marketing	2,016	2,967	2,751
Data processing	14,211	13,121	9,155
Telephone, postage and supplies	4,356	4,412	6,412
Regulatory assessments and related fees	3,638	4,598	3,992
Loan expense	1,098	1,658	1,581
Foreclosed real estate	2,275	1,380	578
Branding/core system conversion (net)	1,891	—	917
Merger/acquisition	—	17	765
Consulting fees	1,496	4,508	762
Other	8,095	9,385	8,439
Total noninterest expenses	94,014	97,103	91,710
Loss before taxes	(1,155)	(8,873)	(4,072)
Benefit for federal income taxes	(1,444)	(4,536)	(2,174)
Net income (loss)	$289	$(4,337)	$(1,898)
Net Income (Loss) per Common Share
Basic	$0.02	$(0.33)	$(0.24)
Diluted	0.02	(0.33)	(0.24)
Average Common and Common Equivalent Shares Outstanding
Basic	13,919	13,563	8,241
Diluted	13,919	13,563	8,241
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

January 1, 2009	$400	$6,446	$73,221	$51,683	$(17,280)	$114,470
Comprehensive income:
Net loss	—	—	—	(1,898)	—	(1,898)
Other comprehensive income, net of tax impact	—	—	—	—	6,409	6,409
Total comprehensive income						4,511
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 48,007 shares issued under stock option plans, including tax benefit of $76	—	48	661	—	—	709
Common stock of 400 shares issued under employee stock purchase plan	—	—	7	—	—	7
Proceeds from issuance of 78,619 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	79	1,095	—	—	1,174
Common stock share-based awards	—	—	1,439	—	—	1,439
Proceeds from issuance of 6,875,000 shares of common stock in connection with stock offering	—	6,875	70,917	—	—	77,792
December 31, 2009	400	13,448	147,340	49,705	(10,871)	200,022
Comprehensive income:
Net loss	—	—	—	(4,337)	—	(4,337)
Other comprehensive income, net of tax impact	—	—	—	—	5,241	5,241
Total comprehensive income						904
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 11,378 shares issued under stock option plans, including tax benefit of $25	—	12	91	—	—	103
Common stock of 210 shares issued under employee stock purchase plan	—	—	2	—	—	2
Proceeds from issuance of 288,349 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	288	2,868	—	—	3,156
Common stock share-based awards	—	—	1,244	—	—	1,244
December 31, 2010	400	13,748	151,545	45,288	(5,630)	205,351
Comprehensive income:
Net income	—	—	—	289	—	289
Other comprehensive income, net of tax impact	—	—	—	—	9,444	9,444
Total comprehensive income						9,733
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 100 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 376,862 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	377	3,425	—	—	3,802
Common stock share-based awards	—	—	1,213	—	—	1,213
December 31, 2011	$400	$14,125	$156,184	$45,497	$3,814	$220,020

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2011	2010	2009
Operating Activities
Net income (loss)	$289	$(4,337)	$(1,898)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	20,592	21,000	12,425
Provision for depreciation and amortization	6,476	6,142	5,517
Deferred income tax (benefit) expense	(1,511)	(4,772)	1,667
Amortization of securities premiums and accretion of discounts (net)	2,506	122	416
Gains on sales/calls of securities (net)	(350)	(2,801)	(1,571)
Other-than-temporary impairment losses on investment securities	324	962	2,341
Proceeds from sales and transfers of SBA loans originated for sale	12,063	30,573	—
Proceeds from sales of other loans originated for sale	52,492	65,892	152,668
Loans originated for sale	(52,581)	(98,994)	(123,686)
Gains on sales of loans originated for sale	(2,728)	(2,434)	(546)
Loss on write-down on foreclosed real estate	2,060	860	272
(Gains) losses on sales of foreclosed real estate (net)	(116)	(51)	18
Loss on disposal of furniture and equipment	1,254	89	839
Stock-based compensation	1,250	1,244	1,439
Amortization of deferred loan origination fees and costs (net)	2,069	1,928	2,092
Debt prepayment charge	75	1,574	—
Decrease (increase) in other assets	15,437	(6,856)	(8,221)
(Decrease) increase in other liabilities	(11,679)	(1,392)	14,982
Net cash provided by operating activities	47,922	8,749	58,754
Investing Activities
Securities available for sale:
Proceeds from principal repayments, calls and maturities	79,695	153,786	98,557
Proceeds from sales	125,299	292,899	46,125
Purchases	(368,537)	(485,985)	(183,303)
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	87,074	64,481	56,485
Proceeds from sales	852	3,327	3,404
Purchases	(57,059)	(177,535)	(25,000)
Proceeds from sales of loans receivable	—	—	5,782
Proceeds from sales of foreclosed real estate	2,930	3,513	2,108
(Increase) decrease in loans receivable (net)	(85,458)	45,505	(45,376)
Redemption of restricted investments in bank stock (net)	3,812	1,016	—
Proceeds from sale of premises and equipment	2	25	19
Purchases of premises and equipment	(1,684)	(638)	(13,095)
Net cash used by investing activities	(213,074)	(99,606)	(54,294)
Financing Activities
Increase in demand, interest checking, money market, and savings deposits (net)	281,381	17,505	139,620
(Decrease) increase in time deposits (net)	(41,986)	(59)	41,128
(Decrease) increase in short-term borrowings (net)	(75,475)	89,400	(249,050)
Repayment of long-term borrowings	(5,275)	(26,574)	(25,000)
Proceeds from long-term borrowings	25,000	—	—
Proceeds from common stock options exercised	—	78	633
Proceeds from dividend reinvestment and common stock purchase plan	3,802	3,156	1,174
Proceeds from issuance of common stock in connection with stock offering	—	—	77,792
Tax benefit on exercise of stock options	—	25	76
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided (used) by financing activities	187,367	83,451	(13,707)
Increase (decrease) in cash and cash equivalents	22,215	(7,406)	(9,247)
Cash and cash equivalents at beginning of year	32,858	40,264	49,511
Cash and cash equivalents at year-end	$55,073	$32,858	$40,264
Supplementary cash flow information:
Transfer of loans to foreclosed assets	$5,336	$3,372	$9,348
See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1.	Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Metro Bancorp, Inc. (Metro or the Company) is a Pennsylvania business corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999 through the acquisition of 100% of the outstanding shares of Commerce Bank/Harrisburg, N.A. The Company is a one-bank holding company head-quartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary Metro Bank (the Bank). The Company is subject to regulation of the Federal Reserve Bank (FRB). Metro Bank is the Company's operating entity and is headquartered in Harrisburg, Pennsylvania. The Bank became a state-chartered bank on November 7, 2008, following approval by the Pennsylvania Department of Banking of the Bank's application to convert from a national bank charter to a state bank charter. As a Pennsylvania state-chartered bank, Metro Bank is supervised jointly by the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (FDIC). The Bank is a financial services retailer with 33 stores in the counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York, Pennsylvania.

Pursuant to a Transition Agreement with TD Bank, N.A. (TD) and Commerce Bancorp LLC (formerly Commerce Bancorp, Inc.), which terminated the Network Agreement and Master Services Agreement with Commerce Bank N.A. (now known as TD Bank, N.A.), the Company had a non-exclusive royalty-free license to continue using the name “Commerce Bank” and, subject to certain limitations, the red “C” logo, within its primary service area.  Effective June 15, 2009, the Company amended its articles of incorporation to change its name from Pennsylvania Commerce Bancorp, Inc. to Metro Bancorp, Inc. and on July 21, 2009 the Bank changed its name from Commerce Bank/Harrisburg to Metro Bank. The Company entered into a master agreement with Fiserv Solutions, Inc. (Fiserv), to provide many of the administrative and data processing services that were provided by TD. The conversion to Fiserv's system was completed in 2009.

The consolidated financial statements presented include the accounts of Metro Bancorp, Inc. and its wholly-owned subsidiary Metro Bank. All material intercompany transactions have been eliminated. Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the consolidated financial statements.

Estimates

The financial statements are prepared in conformity with generally accepted accounting principles (GAAP).  GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (ALL), impaired loans, the valuation of foreclosed assets, the valuation of securities available for sale, the valuation of deferred tax assets, the determination of other-than-temporary impairment on the Company's investment securities portfolio and fair value measurements.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the South Central Pennsylvania Region. Note 3 discusses the types of securities that the Company invests in. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one customer, or group of customers with similar economic characteristics.

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

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of the securities. Management determines the appropriate classification of debt securities at the time of purchase.

Other-Than-Temporary Impairment (OTTI)

Prior to April 1, 2009, unrealized losses that were determined to be temporary were recorded, net of tax, in other comprehensive income for available-for-sale (AFS) securities, whereas unrealized losses related to held to maturity (HTM) securities determined to be temporary were not recognized. Declines in the fair value of HTM and AFS securities below their cost that were deemed to be other-than-temporary were reflected in earnings as realized losses. In estimating OTTI losses, management considered (1) adverse changes in the general market condition of the industry in which the investment is related, (2) the financial condition and near-term prospects of the issuer, (3) the seniority of the tranche owned by the Company in relation to the entire bond issue, (4) current prepayment behavior, (5) current credit agency ratings, (6) the credit support available in the bond structure to absorb losses and (7) each of the following with respect to the underlying collateral: (a) delinquency percentages and trends, (b) weighted-average loan-to-value ratios, (c) weighted-average Financing Corporation (FICO) scores and (d) the level of foreclosure and other real estate owned (OREO) activity. Also considered was the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair value.

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

Loans Held for Sale

Loans held for sale are comprised of student loans and selected residential mortgage loans the Company originates with the intention of selling in the future. Prior to September 30, 2011, loans held for sale also included Small Business Administration (SBA) loans the Company originated with the intention of selling. Occasionally, loans held for sale also include selected business and industry loans that the Company decides to sell. Held for sale loans are carried at the lower of cost or estimated fair value, calculated in the aggregate. At the present time, the majority of the Company's residential loans are originated with the intent to sell to the secondary market unless a loan is nonconforming to the secondary market standards or if we agree not to sell the loan due to a customer's request. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships. The sale of these loans takes place typically within 30 days of funding. The Bank does not retain the servicing on its residential mortgage loans or its student loans.

In previous years, as well as for the first half of 2011, the Company was originating SBA loans with the intent to sell the guaranteed portion of the loans. The Company received proceeds of $12.1 million on sales of SBA loans in 2011 and recognized a gain of $1.9 million on those sales. During the second quarter of 2011, as a result of a much lower level of SBA loan originations in 2011 compared to 2010, the Company's management made the decision to hold SBA loans in the Company's loan receivable portfolio unless or until the Company's management determines a sale of certain loans is appropriate. At the time such a decision would be made, the SBA loans will be moved from the loans receivable portfolio to the loans held for sale portfolio.

Total loans held for sale were $9.4 million and $18.6 million at December 31, 2011 and 2010, respectively.  At December 31, 2011, loans held for sale were comprised of $5.2 million of student loans and $4.2 million of residential mortgages as compared to $6.0 million of student loans, $5.2 million of SBA loans and $7.4 million of residential mortgages at December 31, 2010. At December 31, 2010 there was a deferred gain of $930,000 which was recognized in the first quarter of 2011 at the expiration of the 90-day warranty period.

Loans Receivable

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an ALL and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan or to the loan's call date.

A loan is considered past due or delinquent if payment is not received on or before the due date. The accrual of interest is generally discontinued when the contractual payment of principal or interest has become 90 days past due or management has serious doubts about further collectibility of principal or interest, even though the loan may be currently performing. A loan may remain on accrual status if it is in the process of collection and is either guaranteed or well secured. When a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the ALL. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.  If a loan is substandard and accruing, interest is recognized as accrued. Generally, loans are restored to accrual status when the obligation is brought current, has performed in accordance with the contractual terms for a reasonable period of time and the ultimate collectibility of the total contractual principal and interest is no longer in doubt.

Allowance for Loan Losses

The ALL is established through provisions for loan losses charged against income. Loans deemed to be uncollectible are charged against the ALL and subsequent recoveries, if any, are credited to the allowance. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are evaluated for impairment once the loan has been internally risk rated substandard or below.

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, net collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers non-classified loans and is based on historical loss experience adjusted for qualitative factors. These qualitative factors represent a portion of the allowance established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

•	Changes in lending policies and procedures, including changes in underwriting standards;

•
Changes in levels and trends of collection, charge-off and recovery practices; changes in the volume and severity of past due loans, the volume of nonaccrual loans and the volume and severity of adversely classified or graded loans;

•	Material changes in the mix, volume or duration of the portfolio;

•	Changes in the value of underlying collateral for collateral-dependent loans;

•	Changes in the quality of our loan review system;

•	Changes in the experience, ability and depth of lending management and other relevant staff;

•	The existence and effect of any concentrations of credit and changes in the level of such concentrations; and

•
Changes in international, national, regional and local economic and business conditions and developments that affect the collectibility of the portfolio, including the condition of various market segments and the effect of other external factors such as competition and legal and regulatory requirements on the level of estimated credit losses in our existing portfolio.

Additionally, the general component factors in uncertainties that could affect management's estimates of probable losses.

The ALL is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. During the third quarter of 2010, as part of the quantitative analysis of the adequacy of the ALL, management adjusted its projection of probable loan losses based upon a much shorter and more recent period of actual historical losses. This was done as a result of the higher level of loan charge-offs experienced by the Company over the preceding two years as compared to the previous years. Given the continued state of the economy and its impact on borrowers and on loan collateral values, management feels this is currently a better predictor of probable additional loan losses until such time that the economy, borrower repayment ability and loan collateral values show sustained signs of improvement. The change in this estimate resulted in an additional $3.6 million of provision for loan losses in the third quarter of 2010. The impact of this additional provision for 2010 was an additional after tax loss of $2.4 million, or $0.17 per share.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, borrower's financial condition, market conditions for the borrowers type of industry and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay and the borrower's prior payment record. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

All nonaccrual loans, including any non-homogeneous portfolio residential mortgages and home equity loans are evaluated individually to determine whether a charge-off is necessary due to a collateral deficiency.

Restricted Investments in Bank Stock

Restricted investments in bank stock consists of stock of the Federal Home Loan Bank (FHLB) of Pittsburgh and the Atlantic Central Bankers Bank (ACBB). Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula.  At December 31, 2011, the Company held $16.7 million of FHLB stock and $65,000 of ACBB stock.  Of this amount, $4.1 million was required for membership, $4.5 million was required to cover the Company's borrowing level at the FHLB and the remaining $8.1 million was excess that the FHLB has not repurchased at this time due to a repurchase suspension the FHLB put in place in December of 2008. The suspension was partially lifted during the fourth quarter of 2010 and three times during 2011. Approximately $3.8 million of the stock was redeemed in 2011. The stock is carried at cost.

Management evaluates the restricted stock for impairment in accordance with Financial Accounting Standards Board (FASB) guidance on Accounting by Certain Entities (including Entities with Trade Receivables that Lend to or Finance the Activities of Others). Management determines whether this investment is impaired based on an assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to the FHLB restricted stock as of December 31, 2011.

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated costs to sell the assets at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell the asset. Revenue and expenses from operations, changes in the valuation allowance and gains/losses on sales of foreclosed real estate are included in foreclosed real estate expense. Foreclosed assets are included in other assets and totaled $7.1 million as of December 31, 2011 as compared to $6.8 million as of December 31, 2010.

Net expenses associated with foreclosed assets are detailed below:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Operating expenses, net of rental income	$331	$571	$288
Loss on write-down on foreclosed real estate	2,060	860	272
Net (gain) loss on sales of real estate	(116)	(51)	18
Total	$2,275	$1,380	$578

Income Taxes

Deferred income taxes are provided on the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment. The Company analyzes each tax position taken in its tax returns and determines the likelihood that the position will be realized. Only tax positions that are "more likely than not" to be realized can be recognized in the Company's financial statements. For tax positions that do not meet this recognition threshold, the Company will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any material unrecognized tax benefits or accrued interest or penalties at December 31, 2011 or 2010 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months. The Company's policy is to account for interest as a component of interest expense and penalties, if any, as a component of other expenses.

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

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks, interest-bearing deposits and federal funds sold as cash and cash equivalents. Generally, federal funds, a component of cash and cash equivalents are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2011, 2010 and 2009 for interest expense on deposits, borrowings and debt was $14.9 million, $17.6 million and $23.0 million, respectively. Income taxes paid totaled $700,000, $0 and $1.4 million in 2011, 2010 and 2009, respectively.

Stock-Based Compensation

The Company recognizes compensation costs related to share-based payment transactions in the income statement based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award.

The cash flows resulting from the tax benefits due to deductions in excess of the compensation cost recognized for options (excess tax benefits) are classified as financing cash flows.

Advertising Costs

The Company follows the policy of charging the costs of advertising to expense as incurred.

Recent Accounting Standards

In April 2011, the FASB issued guidance that clarified whether a loan restructuring constitutes a concession and defines whether or not a debtor is experiencing financial difficulties. The effective date for this guidance for public companies was for interim and annual periods beginning on or after June 15, 2011 and applies retrospectively to restructurings occurring on or after January 1, 2011. The adoption of this guidance has not had a material impact on our consolidated financial statements.
In May 2011, the FASB amended fair value measurement guidance to clarify its previous guidance for items such as: the application of the highest and best use concept to non-financial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity's stockholders' equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The update also creates an exception to fair value measurement guidance for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. In addition, the update allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the updated standard contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. The effective date of this update for public entities was for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.
In June 2011, the FASB updated the guidance on Comprehensive Income. The update prohibits the presentation of the components of comprehensive income in the statements of stockholders' equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate statements of net income and other comprehensive income. Under previous GAAP, all three presentations were acceptable. In December of 2011, the FASB amended this guidance to defer the implementation date for the requirement to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. The other provisions of this update are effective for fiscal years and interim periods beginning after December 31, 2011 for public entities. Early adoption is permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

 Segment Reporting

The Bank acts as an independent community financial services provider and offers traditional banking and related financial services to individual consumer, business and government customers. Through its stores, the Company offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassifications

Certain amounts in the 2010 and 2009 financial statements have been reclassified to conform to the 2011 presentation format. Such reclassifications had no impact on the Company's net operations and stockholders' equity.

NOTE 2.	Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the FRB, against its deposit liabilities. The average amount of these reserve balances maintained for 2011 and 2010 was approximately $10.9 million and $15.1 million, respectively.  The Company has no due from balances with institutions in excess of FDIC insurance limitations.

NOTE 3.	Securities

The amortized cost and fair value of securities are summarized in the following tables:

	December 31, 2011
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$22,500	$58	$—	$22,558
Residential mortgage-backed securities	21,087	325	—	21,412
Agency collateralized mortgage obligations	519,167	9,171	(175)	528,163
Private-label collateralized mortgage obligations	24,974	—	(1,968)	23,006
Corporate debt securities	19,952	—	(1,632)	18,320
Total	$607,680	$9,554	$(3,775)	$613,459
Held to Maturity:
U.S. Government agency securities	$97,750	$88	$—	$97,838
Residential mortgage-backed securities	37,658	2,769	—	40,427
Agency collateralized mortgage obligations	45,122	840	(1)	45,961
Corporate debt securities	15,000	—	(484)	14,516
Municipal securities	1,105	10	—	1,115
Total	$196,635	$3,707	$(485)	$199,857

	December 31, 2010
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$22,500	$—	$(1,091)	$21,409
Residential mortgage-backed securities	2,383	3	—	2,386
Agency collateralized mortgage obligations	388,414	2,025	(7,225)	383,214
Private-label collateralized mortgage obligations	33,246	—	(2,243)	31,003
Total	$446,543	$2,028	$(10,559)	$438,012
Held to Maturity:
U.S. Government agency securities	$140,000	$—	$(6,408)	$133,592
Residential mortgage-backed securities	48,497	2,727	(311)	50,913
Agency collateralized mortgage obligations	29,079	878	(209)	29,748
Corporate debt securities	10,000	—	(51)	9,949
Total	$227,576	$3,605	$(6,979)	$224,202

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2011 are shown in the table that follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	—	—	15,000	14,516
Due after five years through ten years	19,952	18,320	12,750	12,751
Due after ten years	22,500	22,558	86,105	86,202
	42,452	40,878	113,855	113,469
Residential mortgage-backed securities	21,087	21,412	37,658	40,427
Agency collateralized mortgage obligations	519,167	528,163	45,122	45,961
Private-label collateralized mortgage obligations	24,974	23,006	—	—
Total	$607,680	$613,459	$196,635	$199,857

During 2011, the Company sold a total of 13 securities with a combined fair market value of $126.2 million. All of the securities were U.S. agency collateralized mortgage obligations (CMOs). The Company realized net pretax gains of $350,000, with related tax expense of $119,000, on the combined sales. Of this total, 12 securities with a combined fair market value of $125.3 million had been classified as available for sale. One agency mortgage-backed security (MBS) with a fair market value of $852,000 had been classified as held to maturity, however, its current par value had paid down to less than 9% of its original par value, below the 15% threshold,  so it could be sold without tainting the remaining HTM portfolio. Also during 2011, the Company had three agency debentures totaling $60.0 million called at par. The bonds had a combined market value of $60.0 million and no gain or loss was realized.

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

The Company does not maintain a trading portfolio and there were no transfers of securities between the AFS and HTM portfolios. The Company uses the specific identification method to record security sales.

At December 31, 2011 and 2010, securities with a carrying value of $621.6 million and $437.6 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the Company's gains and losses on the sales or calls of debt securities and losses recognized for the OTTI of investments:

(in thousands)	Gross Realized Gains	Gross Realized (Losses)	OTTI Credit Losses	Net Gains (Losses)
Years Ended:
December 31, 2011	$983	$(633)	$(324)	$26
December 31, 2010	6,690	(3,889)	(962)	1,839
December 31, 2009	1,581	(10)	(2,341)	(770)

In determining fair market values for its portfolio holdings, the Company receives information from a third party provider which Management evaluates and corroborates. Under the current guidance, these values are considered Level 2 inputs, based upon mathematically derived matrix pricing and observed data from similar assets.  They are not Level 1 direct quotes, nor do they reflect Level 3 inputs that would be derived from internal analysis or judgment. As the Company does not manage a trading portfolio and typically only sells from its AFS portfolio in order to manage interest rate risk or credit exposure, direct quotes, or street bids, are warranted on an as-needed basis only.

The following tables show the fair value and gross unrealized losses associated with the Company's investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2011
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Agency CMOs	$49,793	$(175)	$—	$—	$49,793	$(175)
Private-label CMOs	6,017	(268)	16,989	(1,700)	23,006	(1,968)
Corporate debt securities	18,320	(1,632)	—	—	18,320	(1,632)
Total	$74,130	$(2,075)	$16,989	$(1,700)	$91,119	$(3,775)
Held to Maturity:
U.S. Government agency securities	$—	$—	$—	$—	$—	$—
Agency CMOs	1,312	(1)	—	—	1,312	(1)
Corporate debt securities	14,516	(484)	—	—	14,516	(484)
Total	$15,828	$(485)	$—	$—	$15,828	$(485)

	December 31, 2010
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$21,409	$(1,091)	$—	$—	$21,409	$(1,091)
Agency CMOs	261,330	(7,216)	9,092	(9)	270,422	(7,225)
Private-label CMOs	2,644	(9)	28,359	(2,234)	31,003	(2,243)
Total	$285,383	$(8,316)	$37,451	$(2,243)	$322,834	$(10,559)
Held to Maturity:
U.S. Government agency securities	$133,592	$(6,408)	$—	$—	$133,592	$(6,408)
Residential MBSs	7,287	(311)	—	—	7,287	(311)
Agency CMOs	7,957	(209)	—	—	7,957	(209)
Corporate debt securities	9,949	(51)	—	—	9,949	(51)
Total	$158,785	$(6,979)	$—	$—	$158,785	$(6,979)

The Company's investment securities portfolio consists primarily of U.S. Government agency securities, U.S. Government sponsored agency mortgage-backed obligations, private-label CMOs and corporate bonds of the financial sector. The Company considers securities of the U.S. Government sponsored agencies and the U.S. Government MBSs to have little credit risk because their principal and interest payments are backed by an agency of the U.S. Government.

The unrealized losses in the Company's investment portfolio at December 31, 2011 were associated with three distinct types of securities. The first type, those backed by the U.S. Government or one of its agencies,  includes seven government agency sponsored CMOs. Management believes that the unrealized losses on these investments were primarily caused by the movement of interest rates and notes the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. Secondly, the Company owns five investment-grade corporate bonds that were in an unrealized loss position as of December 31, 2011. Due to their structure and credit rating, the Company does not anticipate incurring any credit-related losses on these bonds. Because management believes the decline in fair value is attributable to changes in interest rates and not credit quality and because the Company has the ability and intent to hold those investments until a recovery of fair value, which may be maturity, the Company does not consider any of these investments to be other-than-temporarily impaired at December 31, 2011.

The third type of security in the Company's investment portfolio with unrealized losses at December 31, 2011 is private-label CMOs. Private-label CMOs are not backed by the full faith and credit of the U.S. Government nor are their principal and interest payments guaranteed. Historically, most private-label CMOs have carried a AAA bond rating on the underlying issuer, however, the subprime mortgage problems and decline in the residential housing market in the U.S. in recent years have led to ratings downgrades and subsequent OTTI of many CMOs. As of December 31, 2011, Metro owned eight such non-agency CMO securities in its investment portfolio with a total carrying value of $23.0 million. Management performs no less than quarterly assessments of these securities for OTTI to determine what, if any, portion of the impairment may be credit related. As part of this process, management asserts that (a) we do not have the intent to sell the securities and (b) it is more likely than not we will not be required to sell the securities before recovery of the Company's cost basis. This assertion is based, in part, upon the most recent liquidity analysis prepared for the Company's Asset/Liability Committee (ALCO) which indicates if the Company has sufficient excess funds to consider the potential purchase of investment securities and sufficient unused borrowing capacity available to meet any potential outflows. Furthermore, the Company knows of no contractual or regulatory obligations that would require these bonds to be sold.

Next, in order to bifurcate the impairment into its components, the Company uses the Bloomberg analytical service to analyze each individual security. The Company looks at the overall bond ratings as well as specific, underlying characteristics such as pool factor, weighted-average coupon, weighted-average maturity, weighted-average life, loan to value, delinquencies, credit score, prepayment speeds, geographic concentration, etc. Using reported data for prepayment speeds, default rates, loss severity rates and lag times, the Company analyzes each bond under a variety of scenarios. As the results may vary depending upon the historic time period analyzed, the Company uses this information for the purpose of managing the investment portfolio and its inherent risk. However, the Company reports it findings based upon the three month data points for Constant Prepayment Rate (CPR) speed, default rate and loss severity as it believes this time point best captures both current and historic trends. For management purposes, the Company also analyzes each bond using an assumed, projected default rate based upon each pool's most recent level of 90-day delinquencies, bankruptcies and foreclosed real estate. This projected analysis also assumes loss severity percentages subjectively assigned to each pool based upon credit ratings.

When the analysis shows a bond to have no projected loss, there is considered to be no credit-related loss. When the analysis shows a bond to have a projected loss, a cash flow projection is created, including the projected loss, for the duration of the bond. This projection is then used to calculate the present value of the cash flows expected to be collected and compared to the amortized cost basis. The difference between these two figures is recognized as the amount of OTTI due to credit loss. The difference between the total impairment and this credit loss portion is determined to be the amount related to all other factors. The amount of impairment related to credit loss is to be recognized in current earnings while the amount of impairment related to all other factors is to be recognized in other comprehensive income.

Using this method, the Company determined that at December 31, 2011, a total of six private-label CMOs had losses attributable to credit. This was due to a number of factors including the bonds' credit ratings and rising trends for delinquencies, bankruptcies and foreclosures on the underlying collateral. Of the six bonds, one no longer indicated a loss position as of December 31, 2011 while the present value of the cash flows for four of the remaining five bonds was greater than the carrying value and no further write-downs were required. For the sixth bond, the present value of its cash flows was less than its carrying value and therefore a write-down of $9,000 was required as of December 31, 2011. In total, for the year ended December 31, 2011, the Company recognized $324,000 of losses on four private-label CMOs related to credit issues and did not recapture any of the previous write-downs.

The tables below rolls forward the cumulative life to date credit losses which have been recognized in earnings for the private-label CMOs previously mentioned for the years ended December 31, 2011, 2010 and 2009, respectively:

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2011	$2,625	$—	$2,625
Additions for which OTTI was not previously recognized	—	—	—
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	324	—	324
Cumulative OTTI credit losses recognized for securities still held at December 31, 2011	$2,949	$—	$2,949

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2010	$2,338	$3	$2,341
Additions for which OTTI was not previously recognized	675	—	675
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	287	—	287
Reduction due to credit impaired security sold	(675)	(3)	(678)
Cumulative OTTI credit losses recognized for securities still held at December 31, 2010	$2,625	$—	$2,625

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2009	$—	$—	$—
Additions for which OTTI was not previously recognized	2,338	3	2,341
Cumulative OTTI credit losses recognized for securities still held at December 31, 2009	$2,338	$3	$2,341

NOTE 4.	Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an ALL and any deferred fees and costs. Certain qualifying loans of the Bank totaling $207.0 million, collateralize a letter of credit, a line of credit commitment and a long-term borrowing the Bank has with the FHLB.

During the first quarter of 2011, certain types of loans were reclassified due to their purpose and overall risk characteristics. Therefore, certain loan balances as of December 31, 2010 were reclassified to conform to the 2011 presentation.

A summary of the Bank's loans receivable at December 31, 2011 and 2010 is as follows:

	December 31,
(in thousands)	2011	2010
Commercial and industrial	$321,988	$337,398
Commercial tax-exempt	81,532	85,863
Owner occupied real estate	279,372	241,553
Commercial construction and land development	103,153	112,094
Commercial real estate	364,405	313,194
Residential	83,940	81,124
Consumer	202,278	207,979
	1,436,668	1,379,205
Less: allowance for loan losses	21,620	21,618
Net loans receivable	$1,415,048	$1,357,587

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rates and collateralization, as those prevailing at the time for comparable loans with persons not related to the lender and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $11.4 million and $12.0 million at December 31, 2011 and 2010, respectively. During 2011, $3.2 million of new advances were made and repayments totaled $3.8 million.

The following table summarizes nonaccrual loans by loan type at December 31, 2011 and 2010:

	December 31,
(in thousands)	2011	2010
Nonaccrual loans:
Commercial and industrial	$10,162	$23,103
Commercial tax-exempt	—	—
Owner occupied real estate	2,895	4,318
Commercial construction and land development	8,511	14,155
Commercial real estate	7,820	5,424
Residential	2,912	3,609
Consumer	1,829	1,579
Total nonaccrual loans	$34,129	$52,188

No additional funds were committed on nonaccrual loans including restructured loans that were nonaccruing. Typically, commitments are canceled and no additional advances are made when a loan is placed on nonaccrual.

Generally, the Bank's policy is to move a loan to nonaccrual status as soon as it becomes 90 days past due or when the Company does not believe it will collect all of its principal and interest payments. In addition, when a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the allowance for loan losses. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal.  If a loan is substandard and accruing, interest is recognized as accrued. Once a loan is on nonaccrual status, it is not returned to accrual status unless the loan has been current for at least six consecutive months and the borrower and/or any guarantors demonstrate evidence of the ability to repay the loan. Under certain circumstances such as bankruptcy, if a loan is under collateralized, or if the borrower and/or guarantors do not show evidence of the ability to pay, the loan may be placed on nonaccrual status even though it is not past due by 90 days or more. Therefore, the total nonaccrual loan balance of $34.1 million exceeds the balance of total loans that are 90 days past due of $22.1 million at December 31, 2011 as presented in the aging analysis in the tables below.

During 2011, the Company adopted the FASB guidance on the determination of whether a loan restructuring is considered to be a troubled debt restructuring (TDR).  A TDR is a loan whose contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater chance of collecting the indebtedness from the borrower.  Concessions could include, but are not limited to: interest rate reductions, maturity extensions or principal forgiveness. An additional benefit to the Bank in granting a concession is to avoid foreclosure or repossession of collateral at a time when real estate values are the lowest in recent history. TDRs are discussed in further detail later in this footnote.

The following table is an age analysis of past due loan receivables as of December 31, 2011 and 2010:

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2011
Commercial and industrial	$317,190	$696	$1,083	$3,019	$4,798	$321,988	$—
Commercial tax-exempt	81,532	—	—	—	—	81,532	—
Owner occupied real estate	274,720	2,423	328	1,901	4,652	279,372	—
Commercial construction and land development	95,240	470	219	7,224	7,913	103,153	—
Commercial real estate	354,818	2,191	1,272	6,124	9,587	364,405	—
Residential	75,841	4,587	607	2,905	8,099	83,940	621
Consumer	199,671	1,314	350	943	2,607	202,278	71
Total	$1,399,012	$11,681	$3,859	$22,116	$37,656	$1,436,668	$692

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2010
Commercial and industrial	$316,750	$1,213	$521	$18,914	$20,648	$337,398	$23
Commercial tax-exempt	85,863	—	—	—	—	85,863	—
Owner occupied real estate	235,738	1,314	258	4,243	5,815	241,553	—
Commercial construction and land development	97,939	—	—	14,155	14,155	112,094	—
Commercial real estate	306,032	1,214	77	5,871	7,162	313,194	624
Residential	73,670	3,724	1,606	2,124	7,454	81,124	—
Consumer	203,235	2,547	903	1,294	4,744	207,979	3
Total	$1,319,227	$10,012	$3,365	$46,601	$59,978	$1,379,205	$650

A summary of the ALL by loan class and by impairment method as of December 31, 2011 and 2010 is detailed in the tables that follow. As mentioned previously, during the first quarter of 2011, certain types of loans were reclassified due to their purpose and overall risk characteristics. This impacted the allocation of the ALL as reported at December 31, 2010; therefore, the allocation as of that date has been reclassified to conform to the 2011 presentation.

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construc-tion and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total

December 31, 2011
Allowance for loan losses:
Individually evaluated for impairment	$1,000	$—	$30	$2,600	$—	$—	$—	$—	$3,630
Collectively evaluated for impairment	7,400	79	699	5,240	3,241	435	831	65	17,990
Total ALL	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620
Loans receivable:
Loans evaluated individually	$15,504	$—	$7,492	$23,216	$12,117	$3,346	$1,829	$—	$63,504
Loans evaluated collectively	306,484	81,532	271,880	79,937	352,288	80,594	200,449	—	1,373,164
Total loans receivable	$321,988	$81,532	$279,372	$103,153	$364,405	$83,940	$202,278	$—	$1,436,668

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construc-tion and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total
December 31, 2010
Allowance for loan losses:
Individually evaluated for impairment	$2,055	$—	$260	$1,310	$—	$—	$—	$—	$3,625
Collectively evaluated for impairment	7,624	86	650	4,110	4,002	442	702	377	17,993
Total ALL	$9,679	$86	$910	$5,420	$4,002	$442	$702	$377	$21,618
Loans receivable:
Loans evaluated individually	$30,597	$—	$9,237	$20,749	$6,045	$3,609	$1,579	$—	$71,816
Loans evaluated collectively	306,801	85,863	232,316	91,345	307,149	77,515	206,400	—	1,307,389
Total loans receivable	$337,398	$85,863	$241,553	$112,094	$313,194	$81,124	$207,979	$—	$1,379,205

The Bank may create a specific allowance for all of or a part of a particular loan in lieu of a charge-off or charge-down as a result of management's evaluation of impaired loans. These circumstances are often credits in transition or in which a legal matter is pending. In these instances, the Bank has determined that a loss is not imminent based upon available information surrounding the credit at the time of the analysis; however, management believes an allowance is appropriate to acknowledge the risk of loss.

Generally, construction and land development and commercial real estate loans present a greater risk of non-payment by a borrower than other types of loans. The market value of real estate, particularly real estate held for investment, can fluctuate significantly in a relatively short period of time. Commercial and industrial, tax exempt and owner occupied real estate loans generally carry a lower risk factor because the repayment of these loans relies primarily on the cash flow from a business, which is more stable and predictable. However, the significance and duration of the economic downturn caused the Bank to experience an elevated level of charge-offs in the commercial and industrial loan category in 2011.

Consumer loan collections are dependent on the borrower's continued financial stability and thus are more likely to be affected by adverse personal circumstances. Consumer and residential loans also are impacted by the market value of real estate. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. The risk of non-payment is affected by changes in economic conditions, the credit risks of a particular borrower, the duration of the loan and, in the case of a collateralized loan, uncertainties as to the future value of the collateral and other factors.

The Company experienced an elevated level of loan charge-offs over the most recent three year period compared to previous years. As a result, management, beginning in the third quarter of 2010, bases its quantitative analysis of probable future loan losses (when determining the ALL) on those loans collectively reviewed for impairment on a two year period of actual historical losses. Previously, management had performed this analysis using a five year period of historical losses. Given the continued state of the economy and its impact on borrowers financial condition and on loan collateral values, management feels a two year period is an appropriate historical time frame, valid until such time that the economy, borrower repayment ability and loan collateral values show sustained signs of improvement.  Management may increase or decrease the historical loss period at some point in the future based on the state of the economy and other circumstances.

The qualitative factors such as: changes in levels and trends of charge-offs and delinquencies; material changes in the mix, volume or duration of the loan portfolio; changes in lending policies and procedures including underwriting standards; changes in the experience, ability and depth of lending management and other relevant staff; the existence and effect of any concentrations of credit; changes in the overall values of collateral; changes in the quality of the loan review program and changes in national and local economic trends and conditions among other things, are factors which have not been identified by the quantitative processes. The determination of qualitative factors inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience.

The following tables summarize the transactions in the ALL for the twelve months ended December 31, 2011:

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2011
Balance at January 1	$9,679	$86	$910	$5,420	$4,002	$442	$702	$377	$21,618
Provision charged to operating expenses	6,510	(7)	13	13,038	76	113	1,161	(312)	20,592
Recoveries of loans previously charged-off	156	—	60	11	15	68	135	—	445
Loans charged-off	(7,945)	—	(254)	(10,629)	(852)	(188)	(1,167)	—	(21,035)
Balance at December 31	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620

The following table summarizes the transactions in the ALL for the twelve months ended December 31, 2010 and 2009. The table is presented in summary as the FASB guidance issued in July 2010 related to an entity's allowance for credit losses and the credit quality of its financing receivables required the activity by portfolio segment be disclosed only for periods beginning on or after December 15, 2010.

	Years Ended December 31,
(in thousands)	2010	2009
Balance at beginning of year	$14,391	$16,719
Provision charged to expense	21,000	12,425
Recoveries	522	308
Loans charged off	(14,295)	(15,061)
Balance at end of year	$21,618	$14,391

The following table presents additional information regarding the Company's impaired loans as of December 31, 2011:

(in thousands)	Recorded Invest-ment	Unpaid Principal Balance	Related Allowance	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance:
Commercial and industrial	$14,504	$19,672	$—	$12,901	$141
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	7,000	8,845	—	5,333	191
Commercial construction and land development	11,203	19,756	—	11,803	231
Commercial real estate	12,117	12,390	—	9,500	192
Residential	3,346	3,729	—	3,557	6
Consumer	1,829	2,168	—	1,945	—
Total impaired loans with no related allowance	49,999	66,560	—	45,039	761
Loans with an allowance recorded:
Commercial and industrial	1,000	1,000	1,000	7,974	—
Owner occupied real estate	492	659	30	453	—
Commercial construction and land development	12,013	12,013	2,600	4,637	—
Total impaired loans with an allowance recorded	13,505	13,672	3,630	13,064	—
Total impaired loans:
Commercial and industrial	15,504	20,672	1,000	20,875	141
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	7,492	9,504	30	5,786	191
Commercial construction and land development	23,216	31,769	2,600	16,440	231
Commercial real estate	12,117	12,390	—	9,500	192
Residential	3,346	3,729	—	3,557	6
Consumer	1,829	2,168	—	1,945	—
Total impaired loans as of December 31, 2011	$63,504	$80,232	$3,630	$58,103	$761

The following table presents additional information regarding the Company's impaired loans as of December 31, 2010:

(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance
Loans with no related allowance:
Commercial and industrial	$21,630	$24,817	$—
Commercial tax-exempt	—	—	—
Owner occupied real estate	8,483	8,758	—
Commercial construction and land development	16,401	17,173	—
Commercial real estate	6,045	6,853	—
Residential	3,609	3,609	—
Consumer	1,579	1,579	—
Total impaired loans with no related allowance	57,747	62,789	—
Loans with an allowance recorded:
Commercial and industrial	8,967	9,022	2,055
Owner occupied real estate	754	768	260
Commercial construction and land development	4,348	8,108	1,310
Total impaired loans with an allowance recorded	14,069	17,898	3,625
Total impaired loans:
Commercial and industrial	30,597	33,839	2,055
Commercial tax-exempt	—	—	—
Owner occupied real estate	9,237	9,526	260
Commercial construction and land development	20,749	25,281	1,310
Commercial real estate	6,045	6,853	—
Residential	3,609	3,609	—
Consumer	1,579	1,579	—
Total impaired loans as of December 31, 2010	$71,816	$80,687	$3,625

Impaired loans averaged approximately $58.1 million, $74.6 million and $52.6 million during 2011, 2010 and 2009, respectively. All nonaccrual loans are considered impaired and interest income is handled as discussed earlier in the nonaccrual section of this footnote. Interest income continued to accrue on impaired loans that were still accruing and totaled $761,000, $1.3 million and $1.6 million during 2011, 2010 and 2009, respectively.

The Bank assigns loan risk ratings as credit quality indicators of its loan portfolio: pass, special mention, substandard accrual and substandard nonaccrual. Monthly, we track commercial loans that are no longer pass rated. We review the cash flow, operating results and financial condition of the borrower and any guarantors, as well as the collateral position against established policy guidelines as a means of providing a targeted list of loans and loan relationships that require additional attention within the loan portfolio. We categorize loans possessing increased risk as either special mention, substandard accrual or substandard nonaccrual. Special mention loans are those loans that are currently adequately protected, but potentially weak. The potential weaknesses may, if not corrected, weaken the loan's credit quality or inadvertently jeopardize our credit position in the future.  Substandard accrual and substandard nonaccrual assets are characterized by well-defined weaknesses that jeopardize the liquidation of the debt and by the possibility that Metro will sustain some loss if the weaknesses are not corrected. Substandard accrual loans would move from accrual to nonaccrual when the Bank does not believe it will collect all of its principal and interest payments. Some identifiers to determine the collectability are as follows: when the loan is 90 days past due in principal or interest, there are triggering events in the borrower's or any guarantor's financial statements that show continuing deterioration, the borrower's or any guarantor's source of repayment is depleting, or if bankruptcy or other legal matters are present, regardless if the loan is 90 days past due or not. Pass rated loans are reviewed throughout the year through the recurring review process of an independent loan review function and through the application of other credit metrics.
Credit quality indicators for commercial loans broken out by loan type are presented in the following tables for the periods ended December 31, 2011 and 2010. As previously mentioned, certain December 31, 2010 balances have been reclassified to conform to the 2011 presentation.

	December 31, 2011
(in thousands)	Pass Rated Loans	Special Mention	Substandard Accrual	Substandard Nonaccrual	Total
Commercial credit exposure:
Commercial and industrial	$280,884	$9,176	$21,766	$10,162	$321,988
Commercial tax-exempt	77,657	3,875	—	—	81,532
Owner occupied real estate	263,001	2,887	10,589	2,895	279,372
Commercial construction and land development	76,374	3,071	15,197	8,511	103,153
Commercial real estate	349,786	794	6,005	7,820	364,405
Total	$1,047,702	$19,803	$53,557	$29,388	$1,150,450

	December 31, 2010
(in thousands)	Pass Rated Loans	Special Mention	Substandard Accrual	Substandard Nonaccrual	Total
Commercial credit exposure:
Commercial and industrial	$301,075	$5,726	$7,494	$23,103	$337,398
Commercial tax-exempt	85,863	—	—	—	85,863
Owner occupied real estate	228,224	4,093	4,918	4,318	241,553
Commercial construction and land development	84,155	7,190	6,594	14,155	112,094
Commercial real estate	296,537	10,611	622	5,424	313,194
Total	$995,854	$27,620	$19,628	$47,000	$1,090,102

Consumer credit exposures are rated as performing or nonperforming as detailed below at December 31, 2011 and 2010:

	December 31, 2011
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$81,028	$2,912	$83,940
Consumer	200,449	1,829	202,278
Total	$281,477	$4,741	$286,218

	December 31, 2010
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$77,515	$3,609	$81,124
Consumer	206,400	1,579	207,979
Total	$283,915	$5,188	$289,103

The following table presents new TDRs, with the recorded investment at the time of restructure, being the same pre-modification and post-modification, as well as the number of loans modified during the twelve month period ended December 31, 2011 and the period end balance and number of loans modified at December 31, 2011:

	New TDRs for the Twelve Months Ended
	December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment at Time of Restructure	Balance of TDRs at December 31, 2011
Commercial and industrial	10	$13,490	$7,984
Commercial tax-exempt	—	—	—
Owner occupied real estate	1	87	84
Commercial construction and land development	16	10,932	9,952
Commercial real estate	5	4,368	4,273
Residential	3	628	617
Consumer	—	—	—
Total	35	$29,505	$22,910

The loans included above are considered TDRs as a result of the Bank implementing one or more of the following concessions: granting a material extension of time, entering into a forbearance agreement, adjusting the interest rate, accepting interest only for a period of time or a change in amortization period. The following table presents the number of contracts and balance at time of TDR by concession type for the year ended December 31, 2011:

(dollars in thousands)	Granting a Material Extension of Time	Forbearance Agreement	Adjusting the Interest Rate	Accepting Interest Only for a Period of Time	Change in Amortization Period	Adjusting the Interest Rate & Change in Amortization Period
Commercial and industrial:
Number of Contracts	2	4	—	—	4	—
Balance at time of TDR	$629	$12,456	$—	$—	$405	$—
Owner occupied real estate:
Number of Contracts	—	1	—	—	—	—
Balance at time of TDR	$—	$87	$—	$—	$—	$—
Commercial construction and land development:
Number of Contracts	16	—	—	—	—	—
Balance at time of TDR	$10,932	$—	$—	$—	$—	$—
Commercial real estate:
Number of Contracts	—	1	1	—	3	—
Balance at time of TDR	$—	$93	$1,194	$—	$3,081	$—
Residential:
Number of Contracts	—	—	1	—	1	1
Balance at time of TDR	$—	$—	$195	$—	$355	$78

As of December 31, 2011, TDRs totaled $22.9 million, of which $10.1 million were classified as nonaccruing loans. The remaining $12.8 million of TDRs were accruing. Also, as of December 31, 2011, all TDRs were considered impaired loans and therefore were individually evaluated for impairment in the calculation of the ALL. Prior to their classification as TDRs, certain of these loans had been collectively evaluated for impairment in the calculation of the ALL.

Six commercial construction and land development relationships identified as accruing TDRs had additional unused commitments totaling

$778,000 and one commercial relationship had an additional unused commitment available of $329,000.

The following table represents loans receivable modified as a TDR, that subsequently payment defaulted within 12 months of the restructure date and where the payment defaults occurred during the twelve month period ended December 31, 2011. The Bank's policy is to consider a loan past due or delinquent if payment is not received on or before the due date.

Troubled Debt Restructurings That Subsequently Payment Defaulted:
	December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment
Commercial and industrial	4	$5,531
Commercial tax-exempt	—	—
Owner occupied real estate	—	—
Commercial construction and land development	11	9,162
Commercial real estate	2	747
Residential	3	617
Consumer	—	—
Total	20	$16,057

Of the 20 contracts that subsequently payment defaulted during 2011, 18 contracts totaling $10.9 million were still in payment default at December 31, 2011.

NOTE 5.	Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of Metro's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers' normal course of business transactions. Standby performance letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Historically, almost all of the Company's standby letters of credit expire unfunded.

Letters of credit have risk essentially the same as that involved in extending loans to customers and are subject to the Company's normal credit policies. Since the majority of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future funding requirements. The Company requires collateral supporting these letters of credit as deemed necessary. Commitments generally have fixed expiration dates or other termination clauses. The amount of the liability as of December 31, 2011 and 2010 for guarantees under standby letters of credit issued was $0.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2011	2010
Unfunded commitments of existing commercial loans	$269,180	$267,804
Unfunded commitments of existing consumer/residential loans	86,273	73,731
Standby letters of credit	36,455	32,272
Commitments to grant loans	11,658	4,624
Total	$403,566	$378,431

NOTE 6.	Concentrations of Credit Risk

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $491.3 million at December 31, 2011. Owner occupied real estate loans and loan commitments for commercial properties aggregated $284.9 million at December 31, 2011.

Commercial real estate loans are collateralized by the related project (principally multi-family residential, office building, lodging, land development and other properties) and typically require owner guarantees.  Maximum terms and maximum advance rates are established according to our underwriting guidelines based on our assessment of the overall risk of the project being financed.

NOTE 7.	Premises, Equipment and Leases

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for 2011, 2010 and 2009 was $6.5 million, $6.1 million and $5.5 million, respectively, and is computed on the straight-line method over the estimated useful lives of the related assets as listed in the table below. The estimated life for leasehold improvements is based on the shorter of the useful life or the lease term.

Years
Buildings and leasehold improvements	4 - 40
Furniture, fixtures and equipment	1 - 10
Computer equipment and software	3 - 8

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2011	2010
Land	$15,386	$15,386
Buildings	66,913	67,114
Construction in process	1,535	1,453
Leasehold improvements	2,583	2,541
Furniture, fixtures and equipment	32,073	35,095
	118,490	121,589
Less accumulated depreciation and amortization	36,376	33,427
Total	$82,114	$88,162

Land, buildings and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2032. Total rental expense for operating leases in 2011, 2010 and 2009 was $3.1 million, $3.0 million and $2.9 million, respectively. At December 31, 2011 future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2012	$2,599
2013	2,545
2014	2,399
2015	2,352
2016	2,255
Thereafter	19,983
Total minimum lease payments	$32,133

NOTE 8.	Deposits

The composition of the Bank's deposits at December 31, 2011 and 2010 is as follows:

	December 31,
(in thousands)	2011	2010
Noninterest-bearing demand	$397,251	$340,956
Interest checking and money market	1,038,760	927,575
Savings	406,896	292,995
Time certificates $100,000 or more	105,751	133,383
Other time certificates	122,916	137,270
Total	$2,071,574	$1,832,179

At December 31, 2011, the scheduled maturities of time deposits are as follows:

(in thousands)
2012	$157,007
2013	35,224
2014	22,953
2015	9,297
2016	4,186
Thereafter	—
Total	$228,667

NOTE 9.	Short-term Borrowings

Short-term borrowings consist of several lines of credit. The Bank has a line of credit commitment from the FHLB for borrowings up to $515.5 million and certain qualifying assets of the Bank collateralize the line. There was $65.0 million outstanding at December 31, 2011 and $140.5 million outstanding at December 31, 2010 on this line of credit. At December 31, 2011 $116.9 million of loans collateralized the outstanding balance. In addition, the Bank has a $15.0 million federal funds line of credit with one correspondent bank and a $20.0 million federal funds line of credit with another correspondent bank as of December 31, 2011 of which $0 was outstanding on both lines. The average balance of short-term borrowings was $128.0 million in 2011. The weighted-average interest rate on total short-term borrowings was 0.15% at December 31, 2011 and 0.60% at December 31, 2010.

NOTE 10.	Long-term Debt

As part of the Company's Asset/Liability management strategy, management utilized a FHLB fixed borrowing product during the second quarter of 2011 when it obtained $25.0 million in borrowings with a two year maturity due March 18, 2013 and interest rate of 1.01%. There was $25.0 million outstanding on this borrowing at December 31, 2011 which was collateralized by $45.0 million of loans of the Bank.

During the fourth quarter of 2010 the Company paid off a $25.0 million FHLB convertible select borrowing product which had a five year maturity and a six month conversion term at an initial interest rate of 4.29% and incurred a $1.6 million prepayment charge.

On June 15, 2000, the Company issued $5.0 million of 11% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in the Trust, of which the Company owned 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guaranteed the Trust Capital Securities. Interest on the debt was payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The Trust Capital Securities was scheduled to mature on June 15, 2030. The Company had the option to redeem in whole or in part beginning on or after June 15, 2010 at a premium to the principal amount plus accrued interest, with the redemption price set to decline annually until June 2020, at which time the securities could be redeemed at 100% of the principal. During the fourth quarter of 2011, the Company repurchased and retired the $5.0 million of Trust Capital Securities and incurred a $75,000 early repayment charge in doing so.

On September 28, 2001, the Company issued $8.0 million of 10% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust II, a Delaware business trust subsidiary. The Trust Capital Securities evidence a preferred ownership interest in the Trust II of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. . The Trust Capital Securities are scheduled to mature on September 28, 2031. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 28, 2011 at 105.00% of the principal plus accrued interest, if any. The redemption price declines by 0.50% on September 28th of each year from 2012 through 2021 at which time the securities may be redeemed at 100% of the principal plus accrued interest, if any, to the date fixed for redemption, subject to certain conditions. All $8.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

On September 29, 2006, the Company issued $15.0 million of 7.75% fixed rate Trust Capital Securities to TD Bank, N.A. through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100.00% of the principal plus accrued interest, if any. All $15.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

The remaining $1.2 million in long-term debt represents the Company's ownership interest in the non-bank subsidiary Trusts.

The scheduled maturities for long-term debt over the next five years and thereafter are as follows:

(in thousands)
2012-2016	$25,000
Thereafter	24,200
Total	$49,200

NOTE 11.	Income Taxes

A reconciliation of the provision (benefit) for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Benefit at statutory rate on pretax loss	$(392)	$(3,017)	$(1,425)
Tax-exempt income on loans and investments	(1,314)	(1,446)	(1,263)
Exercise of nonqualified stock options	—	(25)	(76)
Stock-based compensation	222	209	296
Merger related expenses	—	(358)	161
Other	40	101	133
Total	$(1,444)	$(4,536)	$(2,174)

The statutory tax rate used to calculate the provision (benefit) in 2011 and in 2010 was 34% and in 2009 a 35% statutory tax rate was used due to the projected pretax consolidated earnings of the Company.

The components of income tax benefit are as follows:

	Years Ended December 31,
(in thousands)	2011	2010	2009
Current expense (benefit)	$67	$236	$(3,841)
Deferred expense (benefit)	(1,511)	(4,772)	1,667
Total	$(1,444)	$(4,536)	$(2,174)

The components of the net deferred tax asset were as follows:

	December 31,
(in thousands)	2011	2010
Deferred tax assets:
Allowance for loan losses	$7,351	$7,350
Unrealized losses on securities	—	2,901
Other-than-temporary losses	1,003	892
Stock-based compensation	923	757
Nonaccrual interest	2,002	1,492
Gain on sale of SBA loans	—	316
Foreclosed real estate write-downs	703	144
Income from LLC subsidiary	254	111
Other	486	270
Total deferred tax assets	12,722	14,233
Deferred tax liabilities:
Premises and equipment	(4,486)	(4,514)
Unrealized gains on securities	(1,965)	—
Prepaid expenses	(395)	(571)
Deferred loan fees	(968)	(885)
Total deferred tax liabilities	(7,814)	(5,970)
Net deferred tax asset	$4,908	$8,263

At December 31, 2011, the Company had a net deferred tax asset of $4.9 million. An analysis was conducted to determine if a valuation allowance against its deferred tax assets was required. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the cumulative losses in previous years to make the assessment. Management concluded that a valuation allowance was not necessary, largely based on available tax planning strategies and our projections of future taxable income.  Additional evidence considered in the analysis included recent expenses such as rebranding and consulting costs that are not expected to have a repeat impact on the Company's profitability as well as the availability of AFS securities (currently at an unrealized gain position) that could be sold to generate taxable income.

Tax expense of $119,000, $952,000 and $550,000 was recognized on net securities gains during 2011, 2010 and 2009, respectively. For 2011, the Company will receive a tax benefit on its federal income tax return totaling $0 and for 2010 and 2009, the Company received a tax benefit totaling $25,000 and $76,000, respectively, related to the exercise of non-qualified stock options and disqualified dispositions of employee stock from options exercised. The Company, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2008.

NOTE 12.	Stockholders' Equity

At December 31, 2011 and 2010, TD Banknorth, Inc., owned 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock.  The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has a dividend reinvestment and stock purchase plan. Holders of common stock may participate in the plan in which reinvested dividends and voluntary cash payments of not less than $100 per month and not more than $10,000 per month, beginning January 1, 2012, may be reinvested in additional common shares. Officers are eligible immediately and employees who have been continuously employed for at least one year are also eligible to participate in the plan. The minimum investment is $25 per month for employees and $50 for officers with a maximum of $10,000 per month starting January 1, 2012. Previously, the maximum monthly purchase amount was $25,000. During 2011, 500,000 additional shares were registered to the plan. A total of 376,962, 288,559 and 79,019 common shares were issued pursuant to this plan in 2011, 2010 and 2009, respectively. At December 31, 2011, the Company had reserved approximately 522,000 common shares to be issued in connection with the plan.

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

NOTE 13.	Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	For the Years Ended December 31,
	2011			2010			2009
(in thousands, except per share amounts)	Income	Weighted-average Shares	Per Share Amount	Loss	Weighted-average Shares	Per Share Amount	Loss	Weighted-average Shares	Per Share Amount
Basic earnings (loss) per share:
Net income (loss)	$289			$(4,337)			$(1,898)
Preferred stock dividends	(80)			(80)			(80)
Income (loss) available to common stockholders	209	13,919	$0.02	(4,417)	13,563	$(0.33)	(1,978)	8,241	$(0.24)
Effect of dilutive securities:
Stock options		—			—			—
Diluted earnings (loss) per share:
Income (loss) available to common stockholders plus assumed conversions	$209	13,919	$0.02	$(4,417)	13,563	$(0.33)	$(1,978)	8,241	$(0.24)

There were 1,076,067 common stock options excluded from the computation of diluted earnings per share for the year ended December 31, 2011 which were exercisable between the prices of $8.46 and $33.50 per option. There were 1,069,774 options excluded from the computation of diluted loss per share for the year ended December 31, 2010 which were exercisable between the prices of $11.55 and $33.50 per option. There were 1,030,267 options excluded from the computation of diluted loss per share for the year ended December 31, 2009 which were exercisable between the prices of $6.93 and $33.50 per option. They were excluded because of their anti-dilutive impact.

NOTE 14.	Stock Option Plans

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

In 2000, the board of directors adopted and the Company's stockholders approved the adoption of the 2001 Directors' Stock Option Plan. The Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The Plan covered 343,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to non-employee directors and expired on December 31, 2010. In 2010, the Company's shareholders approved the adoption of the 2011 Directors' Stock Option Plan. The Plan commenced January 1, 2011 and replaced the 2000 Directors' Stock Option Plan which expired December 31, 2010. The Plan covers 200,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors,  directors emeritus, advisory directors, consultants and others with outstanding abilities to help the Company and will expire on December 31, 2020. Under the Company's Directors' Stock Option Plan, non-employee directors of the Company, consultants and others who are not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the board of directors, of the Company's common stock during each year in which the Director serves on the Board. The Plan provides that the option price will be fixed by the board of directors, but will not be less than 100% of the fair market value of the stock on the date of the grant.

As of December 31, 2011, there was $2.3 million of total unrecognized compensation cost related to non-vested stock option awards. The expense will be incurred over the next 4 year period with a weighted-average period of 2.5 years. Cash received from the exercise of options for 2011, 2010 and 2009 was $0, $78,000 and $633,000, respectively.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. The Company used the Black-Scholes model and the following weighted-average assumptions for 2011, 2010 and 2009, respectively: risk-free interest rates of 3.0%, 3.3% and 2.5%; volatility factors of the expected market price of the Company's common stock of .46, .45 and .32; assumed forfeiture rates of 1.67%, 1.72% and 2.12%; weighted-average expected lives of the options of 7.5 years for the three years presented and no cash dividends. Based upon these assumptions, the weighted-average fair value of options granted was $6.42, $6.47 and $6.18 per option share for the years ended December 31, 2011, 2010 and 2009, respectively.

The Company recorded compensation expense of approximately $1.2 million for the year ended December 31, 2011 compared to $1.2 million and $1.4 million for the years ended December 31, 2010 and 2009, respectively. The tax benefit associated with compensation expense was $203,000, $214,000 and $208,000 for 2011, 2010 and 2009, respectively.

Stock option transactions under the Plans were as follows:

	Years Ended December 31,
	2011		2010		2009
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,069,774	$21.74	1,030,267	$22.92	943,915	$24.42
Granted	242,300	12.01	192,900	12.31	211,270	15.69
Exercised	—	—	(13,508)	7.92	(49,702)	13.40
Forfeited/expired	(236,007)	15.76	(139,885)	18.75	(75,216)	27.66
Outstanding at end of year	1,076,067	$20.86	1,069,774	$21.74	1,030,267	$22.92
Exercisable at December 31	670,258	$25.08	663,259	$24.63	619,490	$23.62
Options available for grant at December 31	549,003		511,525		624,085
Weighted-average fair value of options granted during the year		$6.42		$6.47		$6.18

Options exercisable and outstanding at December 31, 2011 had an intrinsic value of $0. The intrinsic value of options exercised was $77,000 in 2010 and $282,000 in 2009. There were no options exercised in 2011.

The Company allows for option exercises to be paid for in cash or in whole or in part with Metro stock owned by the optionee. The value of the stock used to exercise the options is the fair market value on the date of exercise.  Stock option exercises paid for with the Company's stock were 2,130 shares and 1,695 shares for the years ended December 31, 2010 and 2009, respectively.

Exercise prices for options outstanding as of December 31, 2011 are presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $8.46 to $16.41	478,235	$13.26	8.3 Years	103,249	$14.82
Options with exercise prices ranging from $16.42 to $25.38	193,615	21.36	1.6 Years	192,715	21.37
Options with exercise prices ranging from $25.39 to $33.50	404,217	29.62	4.8 Years	374,294	29.83
Total options outstanding with exercise prices ranging from $8.46 to $33.50	1,076,067	$20.86	5.8 Years	670,258	$25.08

The remaining weighted-average contractual life for options exercisable at December 31, 2011 is 4.2 years.

The following table represents non-vested options as of December 31, 2011:

		Number of Shares	Weighted Avg. Grant Date Fair Value
Non-vested options,	December 31, 2010	406,515	$7.64
Granted		242,300	6.42
Vested		(140,210)	8.42
Forfeited		(102,796)	6.83
Non-vested options,	December 31, 2011	405,809	$6.84

NOTE 15.	Regulatory Matters

The Company is a legal entity separate and distinct from its subsidiary, the Bank. There are various legal and regulatory limitations on the extent to which the Bank can, among other things, finance, or otherwise supply funds to, the Company. Specifically, dividends from the Bank are the principal source of the Company's cash funds and there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The relevant regulatory agencies also have authority to prohibit the Company and the Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. The payment of dividends could, depending upon the financial condition of the Company and the Bank, be deemed to constitute such an unsafe or unsound practice.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2011, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2011 the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2011 and 2010 for the Company and the Bank:

	Actual			For Capital Adequacy Purposes				To Be Well-Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company as of December 31, 2011
Risk-based capital ratios:
Total capital	$260,405	15.36%	≥	$135,637	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	239,206	14.11	≥	67,818	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	239,206	9.99	≥	95,797	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2011
Risk-based capital ratios:
Total capital	$238,919	14.12%	≥	$135,358	≥	8.0%	≥	$169,197	≥	10.0%
Tier 1 capital	217,764	12.87	≥	67,679	≥	4.0	≥	101,518	≥	6.0
Leverage ratio	217,764	9.10	≥	95,747	≥	4.0	≥	119,684	≥	5.0
Company as of December 31, 2010
Risk-based capital ratios:
Total capital	$259,479	15.83%	≥	$131,092	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	238,981	14.58	≥	65,546	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	238,981	10.68	≥	89,494	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2010
Risk-based capital ratios:
Total capital	$229,682	14.06%	≥	$130,647	≥	8.0%	≥	$163,308	≥	10.0%
Tier 1 capital	209,254	12.81	≥	65,323	≥	4.0	≥	97,985	≥	6.0
Leverage ratio	209,254	9.38	≥	89,269	≥	4.0	≥	111,586	≥	5.0

On April 29, 2010, the Bank consented and agreed to the issuance of a Consent Order (Order) by the FDIC, the Bank's federal banking regulator and a substantially similar consent order by the Pennsylvania Department of Banking. The Order required the Bank to take all necessary steps, consistent with the Order and sound banking practices, to correct and prevent certain unsafe or unsound banking practices and violations of law or regulation alleged by the FDIC to have been committed by the Bank. Among other things, the Order required certain analyses and assessments, including an analysis and assessment of the Bank Secrecy Act (BSA) and Office of Foreign Assets Control (OFAC) staffing needs and qualifications and an analysis and assessment of the independence and performance of the Company's directors and senior executive officers. It also required the development, adoption and implementation of a system of internal controls designed to ensure full compliance with BSA and OFAC provisions; training programs to ensure that all appropriate personnel are aware of and can comply with applicable requirements of BSA and OFAC provisions; periodic reviews by internal and external auditors of compliance with BSA and OFAC provisions; and a review by an independent third party of the Bank's compliance with the Order. The Bank continues with its efforts to ensure compliance with the terms and conditions of the Order. Most of the related expenses are captured under consulting fees and make up the majority of this line item on the consolidated statement of operations for the years ended December 31, 2011 and 2010.

NOTE 16.	Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. Beginning January 1, 2011, the Company currently provides a Safe Harbor matching contribution of 100% of the amount of the employee contribution up to 3% of the employee's salary and 50% of the amount of the employee contribution that exceeds 3% of the employee's salary for up to 5% of the employee's salary. In 2010 and 2009, the Company's matching contribution was discretionary, not a Safe Harbor matching contribution and was set at 50% of the employee's salary deferral up to a maximum of 6% of the employee's salary. The amount charged to expense for employer matching contributions was $703,000, $490,000 and $494,000 in 2011, 2010 and 2009, respectively.

NOTE 17.	Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on AFS securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The only comprehensive income item, other than net income, that the Company presently has is net unrealized gains on securities available for sale and unrealized losses for noncredit-related losses on debt securities. The federal income tax impact allocated to the net unrealized gains (losses) is presented in the table below. The 2010 and 2009 presentations have been reclassified to conform to the 2011 presentation including grossing up the components of OTTI with no impact on the net impairment loss on investment securities included in net income.  These items had no impact on net income, stockholders' equity and total assets for 2010 and 2009.

	Years Ended December 31,
(in thousands)	2011	2010	2009
Net unrealized holding gains (losses) arising during the year	$14,329	$6,057	$(5,749)
Reclassification adjustment for net realized gains on securities recorded in income	(343)	(2,767)	(1,401)
Reclassification for OTTI credit losses recorded in income	324	962	2,341
Noncredit related OTTI losses on securities not expected to be sold	—	3,942	14,670
Subtotal	14,310	8,194	9,861
Income tax impact	(4,866)	(2,953)	(3,452)
Other comprehensive income, net of tax impact	$9,444	$5,241	$6,409

NOTE 18.	Commitments and Contingencies

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

On November 10, 2008, Metro announced it had entered into a services agreement with Fiserv. The agreement, effective November 7, 2008, is for a period of seven years, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of non-renewal at least 180 days prior to the expiration date of the term. The initial investment with Fiserv was $3.4 million with a remaining expected obligation for support, license fees and processing services of $29.5 million over the next four years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 19.	Related Party Transactions

The Company has engaged in certain transactions with entities which are considered related parties. Payments for goods and services, including legal services, to these related parties totaled $841,000, $699,000 and $835,000, in 2011, 2010 and 2009, respectively.

Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

TD Banknorth, Inc. (a 4.26% shareholder of common stock and 100% shareholder of Series A preferred stock of the Company), through an affiliate TD Bank, N.A., historically provided various services to the Company. These services included maintenance to the store LAN network, proof and encoding services, deposit account statement rendering, automated teller machine (ATM)/VISA card processing, data processing, implementation of new software for systems and call center support. On and effective as of December 30, 2008, the Company and the Bank entered into a Transition Agreement with TD and Commerce Bancorp LLC (formerly Commerce Bancorp, Inc.).  The Transition Agreement terminated the Network Agreement dated January 1, 1997, as thereafter amended in April 2002 and September 29, 2004 (the Network Agreement) and the Master Services Agreement dated July 21, 2006 and its addenda (the Master Services Agreement) by and between the Company, the Bank and TD (and/or their predecessors). With timely advance notice by TD under the Network and Master Services agreements, the agreements would have otherwise terminated on December 31, 2009.  The agreements were terminated prior to such date in connection with the March 2008 merger of Commerce Bancorp, Inc. into a subsidiary of TD Bank N.A.

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

The Company did not receive nor pay for services from TD in 2011 and 2010; however, paid approximately $2.2 million for services provided during 2009.  A non-recourse loan in which the Company had participated was foreclosed in 2009 and resulted in the Company's ownership of a 15% interest in commercial property in which TD now owns a 70% interest.  The gross balance due on the loan was $45.9 million at the time of foreclosure.

NOTE 20.	Fair Value Measurements

The Company uses its best judgment in estimating the fair value of its financial instruments and certain nonfinancial assets; however, there are inherent weaknesses in any estimation technique due to assumptions that are susceptible to significant change.  Therefore, for substantially all financial instruments and certain nonfinancial assets, the fair value estimates herein are not necessarily indicative of the amounts the Company could have realized in a sale transaction on the dates indicated. The estimated fair value amounts have been measured as of their respective year-ends and have not been reevaluated or updated for purposes of these financial statements subsequent to those respective dates.  As such, the estimated fair values of these financial instruments and certain nonfinancial assets subsequent to the respective reporting dates may be different than the amounts reported at each year-end.

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

As required, financial and certain nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets that were measured at fair value on a recurring basis at December 31, 2011 and December 31, 2010, respectively, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
U.S. Government agency securities	$22,558	$—	$22,558	$—
Residential MBSs	21,412	—	21,412	—
Agency CMOs	528,163	—	528,163	—
Private-label CMOs	23,006	—	23,006	—
Corporate debt securities	18,320	—	18,320	—
Securities available for sale	$613,459	$—	$613,459	$—

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
U.S. Government agency securities	$21,409	$—	$21,409	$—
Residential MBSs	2,386	—	2,386	—
Agency CMOs	383,214	—	383,214	—
Private-label CMOs	31,003	—	31,003	—
Securities available for sale	$438,012	$—	$438,012	$—

As of December 31, 2011 and December 31, 2010, the Company did not have any liabilities that were measured at fair value on a recurring basis.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that the Company has measured impairment based on the fair value of the loan's collateral.  Fair value is generally determined based upon independent third party appraisals of the properties, or discounted cash flows based upon the expected proceeds. These assets are included as Level 3 fair values, based upon the lowest level of input that is significant to the fair value measurements. The fair value consists of the loan balances less any valuation allowance. The valuation allowance amount is calculated as the difference between the recorded investment in a loan and the present value of expected future cash flows or it is calculated based on discounted collateral values if the loans are collateral dependent. At December 31, 2011, the fair value of impaired loans with allowance allocations totaled $9.9 million, net of a valuation allowance of $3.6 million and impaired loans that were partially charged off during 2011 totaled $1.2 million, net of charge-offs of $10.1 million. At December 31, 2010, the fair value of impaired loans with allowance allocations totaled $10.4 million, net of a valuation allowance of $3.6 million and impaired loans that were partially charged off during 2010 totaled $9.6 million, net of charge-offs of $5.7 million.. The Company's impaired loans are more fully discussed in Note 4.

 Foreclosed Assets (Carried at Lower of Cost or Fair Value)

The fair value of real estate acquired through foreclosure was based on independent third party appraisals of the properties. The carrying value of foreclosed assets, with valuation allowances recorded subsequent to initial foreclosure, was $3.0 million and $4.8 million at December 31, 2011 and December 31, 2010, respectively, which are net of valuation allowances of $1.8 million and $410,000 that were established in 2011 and 2010, respectively.

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used were as follows:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Impaired loans with specific allocation	$9,875	$—	$—	$9,875
Impaired loans net of partial charge-offs	1,151	—	—	1,151
Foreclosed assets	3,041	—	—	3,041
Total	$14,067	$—	$—	$14,067

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2010
Impaired loans with specific allocation	$10,444	$—	$—	$10,444
Impaired loans net of partial charge-offs	9,629	—	—	9,629
Foreclosed assets	4,774	—	—	4,774
Total	$24,847	$—	$—	$24,847

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following valuation techniques were used to estimate the fair values of the Company's financial instruments at December 31, 2011 and 2010:

Cash and Cash Equivalents (Carried at Cost)

Cash and cash equivalents include cash, balances due from banks and federal funds sold, all of which have original maturities of 90 days or less. The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

Securities

The fair value of securities available for sale (carried at fair value) and held to maturity (carried at amortized cost) are determined by matrix pricing (Level 2), which is a mathematical technique used widely in the industry to value debt securities without relying exclusively on quoted market prices for the specific securities but rather by relying on the securities' relationship to other benchmark prices. In determining fair market values for its portfolio holdings, the Company receives information from a third party provider which management evaluates and corroborates. Under the current guidance, these values are considered Level 2 inputs, based upon mathematically derived matrix pricing and observed data from similar assets.  They are not Level 1 direct quotes, nor do they reflect Level 3 inputs that would be derived from internal analysis or judgment. As the Company does not manage a trading portfolio and typically only sells from its AFS portfolio in order to manage interest rate risk or credit exposure, direct quotes, or street bids, are warranted on an as-needed basis only.

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices.  If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan. The Company did not write down any loans held for sale during the years ended December 31, 2011 and 2010.

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

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investment in bank stock approximates fair value and considers the limited marketability of such securities.  The restricted investments in bank stock consisted of FHLB and ACBB stock at December 31, 2011 and 2010.

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

Long-Term Debt (Carried at Cost)

The fair value of FHLB convertible select borrowing advances are estimated using discounted cash flow analysis, based on quoted prices for new FHLB advances with similar credit risk characteristics, terms and remaining maturity. The price obtained from this active market represents a fair value that is deemed to represent the transfer price if the liability were assumed by a third party.  Other long-term debt was estimated using discounted cash flow analysis, based on quoted prices from a third party broker for new debt with similar characteristics, terms and remaining maturity.  The price for the other long-term debt was obtained in an inactive market where these types of instruments are not traded regularly.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments were as follows at December 31, 2011 and 2010:

	2011		2010
(in thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$55,073	$55,073	$32,858	$32,858
Securities	810,094	813,316	665,588	662,214
Loans, net (including loans held for sale)	1,424,407	1,445,797	1,376,192	1,358,509
Restricted investments in bank stock	16,802	16,802	20,614	20,614
Accrued interest receivable	7,378	7,378	7,347	7,347
Financial liabilities:
Deposits	$2,071,574	$2,074,139	$1,832,179	$1,835,782
Long-term debt	49,200	39,773	29,400	18,431
Short-term borrowings	65,000	65,000	140,475	140,475
Accrued interest payable	487	487	669	669
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—

NOTE 21.	Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation, note that certain balances may not cross foot due to rounding:

	Three Months Ended
(in thousands, except per share amounts)	December 31	September 30	June 30	March 31

2011
Interest income	$24,726	$24,415	$24,659	$23,895
Interest expense	3,336	3,640	3,842	3,878
Net interest income	21,390	20,775	20,817	20,017
Provision for loan losses	3,350	13,750	1,700	1,792
Net gains on sales of securities	—	7	309	34
Provision (benefit) for federal income taxes	888	(3,334)	660	342
Net income (loss)	2,483	(5,718)	1,992	1,532
Net income (loss) per share:
Basic	$0.18	$(0.41)	$0.14	$0.11
Diluted	0.18	(0.41)	0.14	0.11

2010
Interest income	$24,508	$24,248	$24,396	$24,095
Interest expense	4,062	4,261	4,412	4,662
Net interest income	20,446	19,987	19,984	19,433
Provision for loan losses	2,600	13,400	2,600	2,400
Net gains on sales of securities	1,765	117	298	621
Provision (benefit) for federal income taxes	376	(3,772)	(238)	(902)
Net income (loss)	1,457	(6,160)	360	6
Net income (loss) per share:
Basic	$0.10	$(0.46)	$0.02	$—
Diluted	0.10	(0.46)	0.02	—

NOTE 22.	Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
(in thousands)	2011	2010
Assets
Cash	$19,641	$26,237
Investment in subsidiaries:
Banking subsidiary	221,578	203,623
Non-banking subsidiaries	1,200	1,400
Other assets	2,321	4,119
Total assets	$244,740	$235,379
Liabilities
Long-term debt	$24,200	$29,400
Other liabilities	520	628
Total liabilities	24,720	30,028
Stockholders' Equity
Preferred stock - Series A noncumulative; $10.00 par value;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2011: 14,125,346; 2010: 13,748,384)	14,125	13,748
Surplus	156,184	151,545
Retained earnings	45,497	45,288
Accumulated other comprehensive income (loss)	3,814	(5,630)
Total stockholders' equity	220,020	205,351
Total liabilities and stockholders' equity	$244,740	$235,379

Statements of Operations

	Years Ended December 31,
(in thousands)	2011	2010	2009
Income
Dividends from bank subsidiary	$—	$—	$2,818
Interest income	122	124	124
Debt prepayment charge	(75)	—	—
	47	124	2,942
Expenses
Interest expense	2,611	2,645	2,645
Other	2,293	1,149	1,668
	4,904	3,794	4,313
Loss before income tax benefit and equity in undistributed net income of subsidiaries	(4,857)	(3,670)	(1,371)
Income tax benefit	1,651	1,248	1,466
	(3,206)	(2,422)	95
Equity in undistributed net income (loss) of bank subsidiary	3,495	(1,915)	(1,993)
Net income (loss)	$289	$(4,337)	$(1,898)

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2011	2010	2009
Operating Activities
Net income (loss)	$289	$(4,337)	$(1,898)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Amortization of financing costs	8	8	8
Stock-based compensation	1,250	1,244	1,439
Debt prepayment charge	75	—	—
(Decrease) increase in other liabilities	(108)	(4,742)	4,325
Decrease (increase) in other assets	1,990	610	(4,350)
Equity in undistributed net (income) loss of bank subsidiary	(3,495)	1,915	1,993
Net cash (used in) provided by operating activities	9	(5,302)	1,517
Investing Activities
Investment in bank subsidiary	(5,052)	(4,478)	(48,970)
Net cash used by investing activities	(5,052)	(4,478)	(48,970)
Financing Activities
Proceeds from common stock options exercised	—	78	633
Proceeds from issuance of common stock under stock purchase plan	3,802	3,156	1,174
Repayment of long-term debt	(5,275)	—	—
Proceeds from issuance of common stock in connection with stock offering	—	—	77,792
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash (used in) provided by financing activities	(1,553)	3,154	79,519
(Decrease) increase in cash and cash equivalents	(6,596)	(6,626)	32,066
Cash and cash equivalents at beginning of the year	26,237	32,863	797
Cash and cash equivalents at end of year	$19,641	$26,237	$32,863