Form 10-K, Exhibit 13
period 2012-12-31
METRO BANCORP, INC.
filed 2013-03-15
CIK 1085706

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of operations. This section should be read in conjunction with our Consolidated Financial Statements and accompanying Notes.

Executive Summary

For Metro Bancorp, Inc. (Metro or the Company) 2012 proved to be a turning point year. By remaining true to our model of AMAZING our customers through unparalleled conveniences and services designed to help them realize their financial goals, Metro was able to achieve strong growth in loans, deposits, net income and net income per share.

Our solid 2012 performance is reflected in our net income of $10.9 million, a significant improvement over the $289,000 we recorded for net income in 2011. Metro was able to reduce not only its level of nonperforming assets, which translated into lower loan loss provisions, but also its level of noninterest expenses by 3% for the second consecutive year. The stock market reacted positively to the Company's progress and, as a result, the market price of Metro's common stock increased 58% in 2012.

Metro also made great progress with respect to resolving regulatory matters in 2012 and, as a result, the Pennsylvania Department of Banking and the Federal Deposit Insurance Corporation (FDIC) both terminated their respective consent orders with Metro's subsidiary bank in 2012.

This certainly is a pivotal time for Metro. At the core of this progress are our Team Members - the heart of our brand. No matter how hard our competitors try to replicate the services we forged 28 years ago, none have been capable of providing the Metro experience. Our Team Members go above and beyond what Customers would ever expect. Well-trained, experienced and enthusiastic, it is our people that differentiate Metro from other banks and are helping to lead us to an even stronger tomorrow.

Our goal for 2013 is to build upon the achievements and momentum of 2012 as we strive to maintain accelerated and profitable growth in both loans and deposits by attracting, retaining and deepening customer relationships in the markets we serve. Our 2012 highlights are summarized below.

Income Statement Highlights:

•	Net income for the year 2012 totaled $10.9 million, or $0.77 per common share, compared to $289,000, or $0.02 per common share for 2011.

•	Total revenues for 2012 were $117.1 million, up $3.6 million, or 3%, compared to 2011.

•	The Company's net interest margin on a fully tax-equivalent basis for 2012 was 3.83%, up over 3.82% for 2011.

•	The provision for loan losses was $10.1 million, down 51% from $20.6 million for the prior year.

•	Noninterest expense decreased $2.9 million, or 3%, compared to the prior year as the Company was able to significantly reduce expenses in several categories.

Balance Sheet Highlights:

•	Total assets reached $2.63 billion, a 9% increase, over one year ago.

•	Total deposits increased to $2.23 billion, up $159.7 million, or 8%, over the past twelve months.

•	Core deposits grew $148.0 million, or 7%, over the previous twelve months and total $2.2 billion at December 31, 2012.

•	Investment securities grew $134.8 million, or 16.6%, during 2012, to $944.9 million.

•	Net loans grew $88.5 million, or 6%, over the past twelve months to $1.50 billion.

•	Our allowance for loan losses totaled $25.3 million, or 1.65%, of total loans at December 31, 2012 as compared to $21.6 million, or 1.50%, of total loans at December 31, 2011.

•
Nonperforming asset balances declined $6.8 million in 2012 to 1.33% of total assets at December 31, 2012 compared to 1.73% at December 31, 2011. During the past twelve months, the allowance for loan losses (allowance or ALL) to nonperforming loan coverage ratio has increased from 62% to 77%.

•
The Company's consolidated capital levels remained strong with a total risk-based capital ratio of 15.22%, a Tier 1 leverage ratio of 9.61% and a tangible common equity to tangible assets ratio of 8.90%.

•
Stockholders' equity increased by $15.4 million, or 7%, over the past twelve months to a total of $235.4 million at December 31, 2012. At December 31, 2012, the Company's book value per share was $16.58. The market price of Metro common stock increased 58% throughout 2012 from $8.38 per share to $13.22 per share.

Key financial highlights for 2012 compared to 2011 are summarized in the following table:

TABLE 1

	December 31,		%
(dollars in thousands)	2012	2011	Change
Total assets	$2,634,875	$2,421,219	9%
Total loans (net)	1,503,515	1,415,048	6
Total deposits	2,231,291	2,071,574	8
Stockholders' equity	235,387	220,020	7

	Years Ended December 31,		%
(dollars in thousands, except per share data)	2012	2011	Change
Total revenues	$117,052	$113,451	3%
Provision for loan losses	10,100	20,592	(51)
Noninterest expenses	91,144	94,014	(3)
Net income	10,894	289	3,670
Diluted net income per common share	0.77	0.02	3,750

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2012 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

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

While management uses available information to make such evaluations, future adjustments to the allowance and the provision for loan losses may be necessary if economic conditions or loan credit quality differ materially from the estimates and assumptions used in making the evaluations. The use of different assumptions could materially impact the level of the allowance and, therefore, the provision for loan losses to be charged against earnings. Such changes could impact future financial results.

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

As part of the quantitative analysis of the adequacy of the ALL, management bases its calculation of probable future loan losses on those loans collectively reviewed for impairment on a two-year period of actual historical losses. Metro Bank (the Bank) may adjust the number of months used in the historical loss calculation.

Significant estimates are involved in the determination of any loss related to impaired loans. The evaluation of an impaired loan is based on either (1) discounted cash flows using the loan's effective interest rate, (2) the fair value of the collateral for collateral-dependent loans, or (3) the observable market price of the impaired loan. Each of these estimates involves management's judgment.

In addition to calculating the loss factors, we may periodically adjust the factors for changes in levels and trends of charge-offs, delinquencies and nonaccrual loans; material changes in the mix, volume, or duration of the loan portfolio; changes in lending policies and procedures including underwriting standards; changes in the experience, ability and depth of lending management and other relevant staff; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in national and local economic trends and conditions, among other things. Management judgment is exercised at many levels in making these evaluations.

An integral aspect of our risk management process is allocating the ALL to various components of the loan portfolio based upon an analysis of risk characteristics, demonstrated losses, industry and other segmentations and other judgmental factors.

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

Stock-Based Compensation. The Company recognizes compensation costs related to share-based payment transactions in the income statement based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The grant-date fair value and ultimately, the amount of compensation expense recognized, are dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the dividend yield and the volatility of our Company stock price and a risk free interest rate. This critical accounting policy is more fully described in Note 1 and Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2012.

Fair Value Measurements. The Company is required to disclose the fair value of its financial instruments that are measured at fair value within a fair value hierarchy. The  fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 17 of the Notes to Consolidated Financial Statements for the year ended December 31, 2012. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy. Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2012, the fair value of assets based on level 3 measurements constituted 2% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity. Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of underlying collateral.

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

The Company assesses whether or not the deferred tax assets would be realized in the future if the Company would not have future taxable income to use as an offset. If future taxable income is not expected to be available to use, a valuation allowance is required to be recognized. A valuation allowance would result in additional income tax expense in the period. The Company assesses if it is more likely than not that a deferred tax asset will not be realized. The determination of a valuation allowance is subjective and dependent upon judgment concerning both positive and negative evidence to support the net deferred tax assets will be utilized. In order to evaluate whether or not a valuation allowance is necessary, the Company uses current forecasts of future income, reviews possible tax planning strategies and assesses current and future economic and business conditions. Negative evidence utilized would include any cumulative losses in previous years and general business and economic trends. At December 31, 2012, the Company conducted such an analysis to determine if a valuation allowance was required and concluded that a valuation allowance was not necessary. A valuation allowance, if required, could have a significant impact on the Company's future earnings.

Results of Operations

We derive total revenues (net interest income plus noninterest income) from various sources, including:

•	Our loan portfolio;

•	Our securities portfolio;

•	Fees associated with customer deposit accounts;

•	Loan servicing;

•	Sales of loans and securities; and

•	Electronic banking services.

We also earn fees from issuing loan commitments, standby letters of credit and from various cash management services.

For the year 2012, total revenues were $117.1 million, up $3.6 million, or 3%, compared to $113.5 million earned in 2011.

Average Balances and Average Interest Rates

Table 2 that follows sets forth balance sheet items on a daily average basis for the years ended December 31, 2012, 2011 and 2010 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2012, average interest-earning assets were $2.31 billion, an increase of $104.8 million, or 5%, over 2011. This was the result of an increase in the average balance of investment securities of $69.6 million, or 9%, and an increase in the average balance of loans receivable (including loans held for sale) of $41.7 million, or 3%. The growth in the average balance of interest-earning assets was funded, primarily by a $94.8 million, or 6%, increase in the average balance of interest-bearing deposits as well as an increase in the average balance of noninterest-bearing demand deposits of $46.7 million, or 13%, partially offset by a decrease in the average balance of short-term borrowings of $41.6 million, or 33%.

The tax-equivalent yield on total interest-earning assets decreased by 22 basis points (bps), from 4.49% in 2011 to 4.27% in 2012.  This decrease resulted from lower yields on our loan and securities portfolios during 2012. Floating rate loans represent approximately 58% of our total loans receivable portfolio at December 31, 2012 compared to 52% at December 31, 2011. The interest rates charged on the majority of these loans are tied to the New York prime lending rate of 3.25% and are much lower than the interest rates associated with the fixed rate loans in our portfolio. Based on the amortized cost, approximately 98% of our investment securities have a fixed interest rate, however, yields received on most new investment securities purchased in 2012 were lower than yields earned on the existing portfolio due to the overall low level of market interest rates present throughout 2012. As loans which we originated and investment securities we purchased in prior years with higher fixed interest rates continued to amortize and/or mature throughout 2012, we reinvested these cash flows in new loan originations and purchases of investment securities at much lower yields given the current continued low interest rate environment. This has constrained our growth in interest income and reduced our interest-earning asset yields despite our 5% growth in average earning assets in 2012 over 2011. Given the continued low level of general market interest rates and the Federal Reserve Open Market Committee's stated intention to keep such rates low for an indefinite future period, we expect the yields we receive on our interest-earning assets will continue to remain at their current levels, or even lower, until interest rates begin to increase.

Our average deposit cost of funds decreased from 0.59% in 2011 to 0.37% for 2012. The decrease in the Company's deposit cost of funds is primarily related to the combination of time deposits that matured and renewed at lower interest rates as well as lower interest rates paid in 2012 on many of our interest checking, savings and money market deposit accounts. For time deposits, the average rate paid in 2012 was 1.44%, down 63 bps from 2.07% in 2011. Time deposits that were originated in previous years at much higher interest rates and matured in 2012 were either renewed into new certificates of deposit (CDs) with much lower interest rates or shifted by our customers to their checking and/or savings accounts which typically pay even lower rates of interest than CDs. The average interest rate paid on our interest checking and money market accounts decreased by 20 bps from 0.56% in 2011 to 0.36% in 2012. Interest rates paid on these deposits were reduced as part of our asset/liability management strategy to offset the impact of lower yields on our interest-earning assets and to preserve our level of net interest income. The average interest rate paid on public fund time deposits decreased by 13 bps from 0.53% in 2011 to 0.40% in 2012. At December 31, 2012, approximately 30% of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers where the interest rates paid are indexed to either a published rate such as London Interbank Offered Rate (LIBOR) or to an internally managed index rate.

Average short-term borrowings decreased by $41.7 million from $128.0 million in 2011 to $86.3 million in 2012. The average cost of this nondeposit funding source in 2012 was 0.23%, a decrease of 11 bps compared to 2011. The average outstanding balance of long-term debt decreased slightly from $48.9 million in 2011 to $47.7 million in 2012. In December 2011 the Company repurchased and retired $5.0 million of 11% fixed rate Trust Capital Securities that were issued in June 2000 and scheduled to mature in June 2030. For 2012 and in future years this will serve to reduce the Company's pretax interest expense by $550,000 annually. On October 26, 2012, the Company repurchased and retired $8.0 million of 10% fixed rate Trust Capital Securities that were issued in September 2001 and had a maturity date of September 2031. The Company recorded a one-time pretax charge of $140,000 to retire this debt which was basically offset by a reduction of the Company's interest expense of $149,000 for the fourth quarter of 2012 associated with this transaction. Going forward, the Company's interest expense associated with this Trust Capital Securities will be lower by $800,000 annually, on a pretax basis. See Note 10 of Notes to Consolidated Financial Statements for the year ended December 31, 2012 included herein for further discussion regarding long-term debt.

In Table 2, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale, securities held to maturity and restricted investments in bank stock. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 35% tax rate for the year ending 2012 and assuming a 34% tax rate for the years ending 2011 and 2010.

TABLE 2

	Years Ended December 31,
(dollars in thousands)	2012			2011			2010
Earning Assets	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Securities:
Taxable	$796,306	$21,468	2.70%	$744,903	$22,362	3.00%	$595,378	$22,275	3.74%
Tax-exempt	18,189	693	3.81	39	2	4.26	334	20	6.09
Total securities	814,495	22,161	2.72	744,942	22,364	3.00	595,712	22,295	3.74
Federal funds sold	2,696	1	0.05	9,176	5	0.05	11,106	14	0.12
Total loans receivable	1,489,787	77,342	5.13	1,448,056	77,398	5.29	1,426,225	77,274	5.36
Total earning assets	$2,306,978	$99,504	4.27%	$2,202,174	$99,767	4.49%	$2,033,043	$99,583	4.86%
Sources of Funds
Interest-bearing deposits:
Regular savings	$398,242	$1,422	0.36%	$336,720	$1,446	0.43%	$324,698	$1,514	0.47%
Interest checking and money market	1,050,664	3,799	0.36	967,982	5,433	0.56	946,982	6,501	0.69
Time deposits	157,238	2,262	1.44	206,178	4,272	2.07	216,434	5,189	2.40
Public funds time	54,333	218	0.40	54,824	292	0.53	41,608	263	0.63
Total interest-bearing deposits	1,660,477	7,701	0.46	1,565,704	11,443	0.73	1,529,722	13,467	0.88
Short-term borrowings	86,333	203	0.23	127,975	439	0.34	52,170	317	0.60
Long-term debt	47,662	2,206	4.62	48,935	2,814	5.74	51,660	3,613	6.99
Total interest-bearing liabilities	1,794,472	10,110	0.56	1,742,614	14,696	0.84	1,633,552	17,397	1.06
Demand deposits (noninterest- bearing)	420,181			373,494			332,099
Sources to fund earning assets	2,214,653	10,110	0.46%	2,116,108	14,696	0.69%	1,965,651	17,397	0.88%
Noninterest-bearing funds (net)	92,325			86,066			67,392
Total sources to fund earning assets	$2,306,978	$10,110	0.44%	$2,202,174	$14,696	0.67%	$2,033,043	$17,397	0.85%
Net interest income and margin on a tax-equivalent basis		$89,394	3.83%		$85,071	3.82%		$82,186	4.00%
Tax-exempt adjustment		2,196			2,072			2,336
Net interest income and margin		$87,198	3.74%		$82,999	3.73%		$79,850	3.89%
Other Balances:
Cash & due from banks	$52,825			$43,868			$44,583
Other assets	97,580			103,474			114,281
Total assets	2,457,383			2,349,516			2,191,907
Other liabilities	13,958			17,750			18,804
Stockholders' equity	228,772			215,658			207,452

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on loans, investment securities and other interest-earning assets and the interest expense paid on deposits, borrowed funds and long-term debt. Changes in net interest income and net interest margin result from the interaction between the volume and composition of interest-earning assets and their related yields; and the volume and composition of interest bearing liabilities and their associated funding costs. Net interest income is our primary source of earnings. There are several factors that affect net interest income, including:

•	the volume, pricing, mix and maturity of interest-earning assets and interest-bearing liabilities;

•	market interest rate fluctuations; and

•	the level of nonperforming loans.

Net interest income on a fully tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) increased $4.3 million, or 5%, to $89.4 million for 2012 over $85.1 million in 2011.  Interest income on a tax-equivalent basis for 2012 totaled $99.5 million, a slight decrease of $263,000, from 2011. This decrease was related to lower yields on our interest-earning assets due to the continued low interest rate environment throughout 2012 as discussed earlier, offset by a volume increase in the level of interest-earning assets. Interest expense for 2012 decreased $4.6 million, or 31%, from $14.7 million in 2011 to $10.1 million in 2012. This decrease was related to the lower interest rates paid on most all interest-bearing liabilities as well as a volume decrease in short-term borrowings and the reduction of Trust Capital Securities, offset by a volume increase in the level of deposits. The average rate paid on interest-bearing deposits in 2012 was 27 bps less than in 2011 and the average rate paid on short-term borrowings and long-term debt decreased by 11 bps and 112 bps, respectively, compared to 2011.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned and interest expense, reflected as a percentage of average interest-earning assets. Our net interest rate spread increased to 3.71% in 2012 from 3.65% in 2011 on a fully tax-equivalent basis. The net interest margin (nontax-equivalent) increased 1 bp from 3.73% in 2011 to 3.74% in 2012. The net interest rate spread and net interest margin increases in 2012 primarily were the result of continued efforts to manage the cost of funds downward through the Company's strategic deposit pricing process, combined with the positive impact of higher rate CDs maturing and renewing into new term CDs at lower current rates or being deposited by customers into lower cost checking and savings accounts. This impact was partially offset by a shift in the mix of interest-earning assets as well as a decrease in the yield on those earning assets due to the continued low interest rate environment that has existed over the past several years.

Table 3 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully-taxable equivalent basis.

TABLE 3

	2012 v. 2011			2011 v. 2010
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1) (2)			Due to Changes in (1)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$1,248	$(2,142)	$(894)	$4,853	$(4,766)	$87
Tax-exempt	380	311	691	(18)	—	(18)
Federal funds sold	(4)	—	(4)	(1)	(8)	(9)
Interest on loans receivable	2,504	(2,560)	(56)	1,286	(1,162)	124
Total interest income	4,128	(4,391)	(263)	6,120	(5,936)	184
Interest on deposits:
Regular savings	247	(271)	(24)	101	(169)	(68)
Interest checking and money market	153	(1,787)	(1,634)	(29)	(1,039)	(1,068)
Time deposits	(910)	(1,100)	(2,010)	(89)	(828)	(917)
Public funds time	(2)	(72)	(74)	70	(41)	29
Short-term borrowings	(121)	(115)	(236)	260	(138)	122
Long-term debt	(519)	(89)	(608)	(56)	(743)	(799)
Total interest expense	(1,152)	(3,434)	(4,586)	257	(2,958)	(2,701)
Net increase (decrease)	$5,280	$(957)	$4,323	$5,863	$(2,978)	$2,885

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

(2)	Changes due to the difference in the number of days (2012 was a leap year) are divided between Rate and Volume columns based on each categories percent of the total difference.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the ALL and to determine the level of provision for loan losses, as stated in the Application of Critical Accounting Policies section in this Management's Discussion and Analysis. During the third quarter of 2010, as part of the quantitative analysis of the adequacy of the ALL, management adjusted its projection of probable loan losses based upon a much shorter and more recent period of actual historical losses. This was done as a result of the higher level of loan charge-offs experienced by the Company over the preceding two years as compared to the previous years. Management continuously assesses the quality of the Company's loan portfolio in conjunction with the current state of the economy and its impact on our borrowers repayment ability and on loan collateral values in order to determine the appropriate probable loss period to use in our quantitative analysis. Considering these factors, management continued to use a two year probable loss period throughout 2012 in determining the adequacy of the ALL.

We recorded $10.1 million as a total provision for loan losses in 2012 compared to $20.6 million in 2011. The decrease in the provision for loan losses in 2012 was a direct result of significantly lower write-downs of nonperforming loans throughout the year. Net charge-offs during 2012 were $6.4 million, or 0.44%, of average loans outstanding as compared to $20.6 million, or 1.43%, of average loans outstanding in 2011. Approximately $1.5 million, or 24%, of total net charge-offs for 2012 were associated with one specific relationship which were commercial real estate loans. The level of nonperforming loans decreased from $34.8 million, or 2.42%, of total loans outstanding at December 31, 2011 to $32.6 million, or 2.13%, of total loans outstanding at December 31, 2012. See the Nonperforming Loans and Assets section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding the decrease in nonperforming loans. Also, see the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2012 included herein for further discussion regarding additional important factors and our methodology for determining the provision for loan losses. In addition see our Forward-Looking Statements in this Management's Discussion and Analysis and risk factors associated with the provision for loan losses in Item 1A of our annual report on Form 10-K.

Noninterest Income

Noninterest income decreased by $598,000, or 2%, from $30.5 million in 2011 to $29.9 million in 2012. The main component of noninterest income, service charges, fees and other operating income is comprised primarily of deposit and loan service charges and interchange fees. Income from these sources increased $599,000, or 2%, in 2012 over 2011 to a total of $28.4 million. The majority of the increase relates to loan service charges. In 2012, total gains on sales of loans were $1.2 million compared to $2.7 million in 2011. Metro did not record any gains on the sale of Small Business Administration (SBA) loans during 2012 compared to $1.9 million in 2011.

Included in noninterest income are net gains on sales of investment securities totaling $1.1 million for 2012 and $350,000 for 2011. These gains were partially offset by net OTTI charges on private-label collateralized mortgage obligations (CMOs) totaling $649,000 in 2012 and $324,000 in 2011. The Company no longer holds any private-label CMOs in its portfolio. See the Securities section in Note 3 in the Notes to Consolidated Financial Statements for further discussion regarding OTTI.

Netted against noninterest income was a $140,000 charge during 2012 compared to a similar $75,000 charge in 2011 to repurchase and retire Trust Capital Securities. The Company still has issued and outstanding, $15.0 million of 7.75% fixed rate Trust Capital Securities which may be redeemed at par at any time in the future.

Noninterest Expenses

Noninterest expenses totaled $91.1 million for 2012, a decrease of $2.9 million, or 3%, from 2011. Decreases were experienced in multiple categories compared to the prior year as the Company was able to reduce expenses for the second consecutive year. A comparison of noninterest expenses for certain categories for 2012 and 2011 is discussed below.

Salary expenses and employee benefits, which represent the largest component of our noninterest expenses, increased $923,000, or 2%, in 2012 over 2011. Primarily, there was an increase in health care plan costs and other benefits for employees in 2012 over 2011.

Occupancy expenses were $716,000, or 8%, lower in 2012 compared to 2011.  This was primarily due to lower levels of costs associated with building maintenance, landscaping and snow removal as compared to 2011. Also, the Company recaptured $124,000 of land rent expense during the second quarter of 2012 which had been expensed in previous years. This was associated with the Bank's purchase of the land that one of its stores is built on and the coinciding cancellation of the lease associated with this land. Going forward, the Company will no longer have lease expense associated with this land.

Furniture and equipment expenses decreased by $623,000, or 11%, from 2011 as a result of certain equipment the Bank had fully depreciated in the first quarter of 2012 resulting in less depreciation expense for the year. Additionally, during the second quarter of 2011 there was a $219,000 loss on the disposal of certain fixed assets which were no longer being utilized and were disposed of.

Data processing expenses totaled $13.6 million in 2012, a $621,000, or 4%, decrease from 2011. During 2011, the Company experienced one-time service charges from a third party vendor for license fees and costs associated with software implementation which it did not have in 2012. Additionally, Metro obtained lower pricing for item processing costs during the second quarter of 2012 and going forward for various electronic transactions.

Regulatory assessments and related fees of $4.1 million in 2012 reflected a 12% increase, or $425,000, over 2011. The increase was the result of a one-time expense of $1.5 million for a civil money penalty assessed against the Bank by the FDIC during the third quarter of 2012, partially offset by lower FDIC insurance assessment fees in 2012 versus 2011. See the Regulatory Matters section in Note 15 in the Notes to Consolidated Financial Statements for further discussion regarding the civil monetary penalty.

Loan expenses totaled $1.4 million in 2012, an increase of $286,000, or 26%, over 2011. The Bank experienced an increase in residential mortgage and credit card expenses as a result of a credit card promotion and a home equity loan promotion offered by the Bank in 2012 compared to 2011, therefore increasing credit report and other application-related expenses. In addition, there was a higher level of legal expenses related to certain problem loans in 2012 compared to that experienced in 2011. The Company anticipates loan expenses to continue to show increases as we promote loan products and strive for higher levels of loan growth.

Foreclosed real estate expenses of $1.3 million for 2012 decreased by $940,000, or 41%, compared to 2011. The decrease was primarily the result of write-downs of foreclosed assets totaling $257,000 in 2012 compared to $2.1 million of write-downs in 2011. During 2011, the Company wrote down one particular foreclosed asset by a total of $1.6 million and subsequently incurred a $537,000 pretax loss on the sale of that same property during 2012. Metro's foreclosed real estate portfolio totaled $2.5 million at December 31, 2012.

Branding expense decreased $1.9 million, or 98%, from 2011 as a result of significant expenses incurred in 2011 related to the Company's rebranding and logo modifications and minimal comparable expenses in 2012. Metro does not anticipate any additional expenses related to its logo modifications in future periods.

Consulting fees totaled $1.1 million in 2012, down $392,000, or 26%, from 2011. The decrease is related to the much lower need for consulting services in 2012 compared to the level utilized in 2011 when the Bank requested assistance with its procedures and controls to ensure compliance with the Bank Secrecy Act (BSA).

Pennsylvania bank shares tax expense of $1.8 million increased $282,000, or 19%, over 2011 as a result of the growth of the Bank's balance sheet which is used in the bank shares tax assessment calculation.

Other expenses increased $467,000, or 6%, year over year primarily due to a combination of an increase in stationery and supplies, an increase in loan review services, additional noncredit losses and the write-off of a discontinued potential new branch site.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal total noninterest expenses less nonrecurring expenses minus noninterest income. This ratio equaled 2.43% for 2012, compared to 2.62% for 2011. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2012, the Company's operating efficiency ratio was 76.56% compared to 81.20% for 2011. The improvement of this ratio was the result of a higher level of net interest income in 2012 combined with a lower level of noninterest expenses (excluding nonrecurring), both of which were partially offset by a decrease in noninterest income.

Provision (Benefit) for Federal Income Taxes

The provision for federal income taxes was $4.9 million for 2012 compared to a tax benefit realized for federal income taxes of $1.4 million for 2011. The effective tax rate, which is the ratio of income tax expense to income before taxes was 31.1% in 2012 compared to an income tax benefit rate, which is the ratio of income tax benefit to loss before taxes, of (125.1%) in 2011. The increase in the effective rate was the result of a pretax income in 2012 versus a pretax loss in 2011 as well as an increase in the Company's statutory tax rate from 34% in 2011 to 35% in 2012. The Company had a greater proportion of tax free income to earnings (loss) before taxes during 2011 compared to 2012; therefore a greater benefit was recognized in 2011.  Also, the Company paid a $1.5 million civil money penalty in 2012 which was not deductible for tax purposes, further expanding the increase in the effective tax rate. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2012 and 2011.

Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2012, deferred tax assets amounted to $11.7 million and deferred tax liabilities totaled $8.7 million. Deferred tax assets are realizable primarily through future reversals of existing taxable temporary differences. Management currently anticipates the Company's future earnings will be adequate to utilize all of its net deferred tax assets. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the current year's tax liability to make the determination. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2012 and 2011.

Net Income and Net Income per Common Share

The Company recorded net income of $10.9 million for 2012, an increase of $10.6 million over the $289,000 net income recorded in 2011. This increase in 2012 was due to an increase in net interest income of $4.2 million, a decrease in the provision for loan losses of $10.5 million and a decrease in noninterest expenses of $2.9 million, all of which were partially offset by a decrease in noninterest income of $598,000 and an increase in federal income taxes of $6.4 million.

Basic and fully-diluted net income per common share was $0.77 for 2012 compared to basic and diluted net income per common share of $0.02 in 2011. See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures our net income in relation to our total average assets. Our ROA was 0.44% for 2012 compared to 0.01% for 2011. Return on average equity (ROE) indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders' equity. ROE for 2012 was 4.76%, compared to 0.13% for 2011.

2011 versus 2010

Net income for 2011 was $289,000, compared to a net loss of $4.3 million recorded in 2010.

Basic and fully-diluted net income per common share was $0.02 for 2011 compared to a basic and fully-diluted loss per common share of $(0.33) in 2010.

Net interest income on a tax-equivalent basis for 2011 was $85.1 million, an increase of $2.9 million, or 4%, over 2010. Interest income on earnings assets on a tax-equivalent basis totaled $99.8 million, an increase of $184,000 over 2010. Interest expense for 2011 was $14.7 million, a decrease of $2.7 million, or 16%, from 2010.

Our net interest rate spread decreased to 3.65% in 2011 from 3.80% in 2010 on a fully tax-equivalent basis. The net interest margin decreased 16 bps from 3.89% in 2010 to 3.73% in 2011 on a nontax-equivalent basis.

The provision for loan losses totaled $20.6 million in 2011 compared to $21.0 million in 2010. The level of nonperforming loans decreased from $52.8 million, or 3.83%, of total loans outstanding at December 31, 2010 to $34.8 million, or 2.42%, of total loans outstanding at December 31, 2011. Net charge-offs in 2011 totaled $20.6 million, or 1.43%, of average loans outstanding as compared to $13.8 million, or 0.98%, of average loans outstanding in 2010.

Noninterest income for 2011 increased by $1.1 million, or 4%, over 2010 to $30.5 million.  Included in total noninterest income in 2011 were net gains of $2.7 million on the sale of residential loans and SBA loans and a $350,000 gain on the sale of investment securities, partially offset by $324,000 of net impairment charges on investment securities. Comparably, included in total noninterest income in 2010 were gains of $2.4 million on the sale of residential loans and SBA loans and a $2.8 million gain on the sale of investment securities, offset by $962,000 of net impairment charges on investment securities. In addition, netted against 2010 noninterest income was a $1.6 million charge for the early retirement of Federal Home Loan Bank (FHLB) borrowing debt compared to a $75,000 charge in 2011 associated with the repurchase and retirement of $5 million of 11% fixed rate Trust Capital Securities.

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

Salary expenses and employee benefits decreased by $1.2 million, or 3%, in 2011 from 2010. The Company experienced a reduction in total salary expense through natural attrition which was partially offset by an increase in employee benefits costs.

Occupancy expenses for 2011 were $726,000, or 9%, higher in 2011 compared to 2010 and furniture and equipment expenses increased by $331,000, or 6%, to $5.5 million.

Advertising and marketing expenses were $2.0 million for 2011, an increase of 32%, over 2010. Data processing expenses increased by $1.1 million, or 8%, in 2011 over 2010, primarily related to license fees and costs associated with software implementation. Regulatory expenses of $3.6 million in 2011 were $960,000, or 21%, lower than 2010.

Loan expenses totaled $1.1 million in 2011, a decrease of $560,000, or 34%, from 2010.

Foreclosed real estate expenses of $2.3 million in 2011 were $895,000, or 65%, higher than 2010.

The Company expensed $1.9 million of costs during 2011 associated with modification to its logo and overall brand enhancement with no comparable expenses in 2010.

Consulting fees decreased $3.0 million to $1.5 million in 2011 compared to $4.5 million in 2010. This decrease was due to the much lower need for consulting services in 2011 as compared to 2010 to assist the Bank with procedures and controls to ensure compliance with the BSA and the Office of Foreign Assets Control (OFAC).

Other noninterest expenses totaled $7.5 million for 2011, compared to $8.9 million for 2010, a decrease of $1.4 million, or 16%.

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

Securities are classified as held to maturity (HTM) if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). HTM securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for further analysis of our securities portfolio.

Based on the amortized cost, approximately 98% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Since many of the amortizing securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the amortizing securities. Premiums and discounts on nonamortizing securities, such as government and municipal bonds, are amortized or accreted to their maturity date. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the yields we recognize. At December 31, 2012, the taxable equivalent yield on our total investment securities portfolio was 2.45%, down 40 bps from 2.85% at December 31, 2011. This decrease was due to prepayments, calls and maturities of securities with higher interest rates combined with purchases of new securities in 2012 at lower yields than those purchased in previous years, due to the low level of general market interest rates present in 2012 as compared to previous years.

At December 31, 2012, the weighted-average life and duration of our total securities portfolio was approximately 4.1 years and 3.7 years, respectively, as compared to 2.5 years and 2.1 years, respectively, at December 31, 2011. The weighted-average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted-average life of the security. Our securities portfolio contained no derivatives as of December 31, 2012 or 2011.

The fair value of the Bank's AFS securities portfolio increased by $61.7 million in 2012, primarily as a result of purchases of $518.4 million offset partially by $299.3 million of sales and $157.4 million of principal repayments, calls, maturities, premium and discount amortization, changes in market pricing and excluding net gains on sales. At December 31, 2012, the unrealized gain on securities available for sale included in stockholders' equity as accumulated other comprehensive income totaled $7.2 million, net of tax, compared to a $3.8 million unrealized gain on securities available for sale, net of tax, at December 31, 2011. The AFS portfolio is comprised of U.S. Government agency securities, agency residential mortgage-backed securities (MBSs), agency CMOs and municipal securities. The market prices for certain securities held in the Company's portfolio improved in 2012 and management believes that the unrealized gains on these securities at December 31, 2012 were primarily the result of changes in general market interest rates and prices. At December 31, 2012, the weighted-average life, duration and taxable equivalent yield of our AFS portfolio was approximately 3.6 years, 3.4 years and 2.31%, respectively, as compared to 2.8 years, 2.5 years and 2.62%, respectively, at December 31, 2011.

During 2012, the carrying value of securities in the HTM portfolio increased by $73.1 million, as purchases of $225.4 million were partially offset by $152.3 million of principal repayments, sales, calls, maturities and premium and discount amortization and excluding net gains on sales. The securities held in this portfolio include U.S. Government agency securities, agency residential MBSs, agency CMOs, corporate debt securities and municipal securities. At December 31, 2012, the weighted-average life, duration and taxable equivalent yield of our HTM portfolio was approximately 5.3 years, 4.5 years and 2.78%, respectively, as compared to 1.4 years, 1.1 years and 3.56%, respectively, at December 31, 2011.

Purchase and sale activity during 2012 was higher than normal for the Company due in large part to a portfolio strategy designed to remove some of the lower-yielding bonds from the investment portfolio and/or capture value on accelerating prepayments. Implementing this strategy helped to somewhat mitigate the overall impact from generally falling interest rates.
The Company sold a total of 48 securities with a combined fair market value of $305.4 million and realized net pretax gains of $1.1 million during 2012. The securities sold included 28 agency CMOs; eight agency residential MBSs; eight private-label CMOs; two corporate securities; and two municipal bonds. Of this total, 41 securities with a combined fair market value of $299.3 million had been classified as available for sale. Seven agency MBSs with a fair market value of $6.1 million had been classified as held to maturity, however, in each case the current par value had fallen to less than 15% of its original par value and could be sold without tainting the remaining HTM portfolio. The Company uses the specific identification method to record security sales. In addition, the Company had a total of $160.3 million of agency debentures called, at par, by their issuing agencies during 2012. The called securities were carried at par, therefore no gain or loss was recognized as a result of the calls.

Fourth quarter 2012 investment activity included security purchases of $245.5 million intended to replace current period cash flows and to pre-purchase expected early-2013 investment cash flows. This pre-purchase strategy resulted in a lengthening of both the portfolio's average life and duration, however, these impacts are expected to be temporary in nature and are expected to reverse themselves as securities are called away from the Bank in early 2013 as anticipated. Also during the fourth quarter of 2012, the Company sold $48.0 million of securities, realizing a net pretax gain of $92,000. The primary driver of the sales was the reduction of credit risk within the portfolio including the sale of the Company's last remaining private-label CMO, the Company's only municipal revenue bonds, and $15.0 million of high-grade corporate notes.

No investment in securities of a single non-U.S. Government or government agency issuer exceeded ten percent of shareholders' equity at December 31, 2012.

The amortized cost of AFS and HTM securities are summarized below in Table 4 as of December 31, for each of the years 2010 through 2012:

TABLE 4

	December 31,
(in thousands)	2012	2011	2010
Available for Sale:
U.S. Government agency securities	$33,994	$22,500	$22,500
Residential MBSs	55,614	21,087	2,383
Agency CMOs	547,641	519,167	388,414
Private-label CMOs	—	24,974	33,246
Corporate debt securities	—	19,952	—
Municipal securities	26,890	—	—
Total available for sale	$664,139	$607,680	$446,543
Held to Maturity:
U.S. Government agency securities	$178,926	$97,750	$140,000
Residential MBSs	23,827	37,658	48,497
Agency CMOs	49,051	45,122	29,079
Corporate debt securities	15,000	15,000	10,000
Municipal securities	2,979	1,105	—
Total held to maturity	$269,783	$196,635	$227,576

The contractual maturity distribution and weighted-average yield of our AFS and HTM portfolios at December 31, 2012 are summarized in Table 5. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and other economic variables. Weighted-average yield is calculated by multiplying the book yield times the book value for each security within each maturity range. Tax-exempt obligations have been tax effected, assuming a tax rate of 35%.

TABLE 5

December 31, 2012	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government agency securities	$—	—%	$—	—%	$8,994	2.07%	$25,000	2.00%	$33,994	2.02%
Residential MBSs	—	—	—	—	—	—	55,614	2.41	55,614	2.41
Agency CMOs	—	—	—	—	—	—	547,641	2.25	547,641	2.25
Municipal securities	—	—	—	—	10,373	2.91	16,517	4.29	26,890	3.76
Total available for sale	$—	—%	$—	—%	$19,367	2.52%	$644,772	2.31%	$664,139	2.31%

Held to Maturity:
U.S. Government agency securities	$—	—%	$—	—%	$60,000	2.08%	$118,926	2.91%	$178,926	2.63%
Residential MBSs	—	—	—	—	1,425	4.24	22,402	4.45	23,827	4.44
Agency CMOs	—	—	—	—	—	—	49,051	2.72	49,051	2.72
Corporate debt securities	10,000	1.31	5,000	2.95	—	—	—	—	15,000	1.86
Municipal securities	—	—	—	—	—	—	2,979	4.13	2,979	4.13
Total held to maturity	$10,000	1.31%	$5,000	2.95%	$61,425	2.13%	$193,358	3.06%	$269,783	2.78%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted-average yield received on such securities.

Loans Held for Sale

Loans held for sale are comprised of student loans and selected residential mortgage loans the Company originates with the intention of selling in the future. Prior to September 30, 2011, loans held for sale also included SBA loans the Company originated with the intention of selling. Occasionally, loans held for sale also includes business and industry loans that the Company decides to sell. Loans held for sale are carried at the lower of cost or estimated fair value, calculated in the aggregate. At the present time, the majority of the Company's residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to secondary market standards or if we agree not to sell the loan due to a customer's request. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships and the Bank does not retain the servicing. The sale of these loans takes place typically within 30-45 days of funding.

During 2010 and the first half of 2011, the Company was originating SBA loans with the intent to sell the guaranteed portions of the loans. The Bank recognized total gains of $1.9 million and $1.5 million in 2011 and 2010, respectively, on the sales of SBA loans. During the second quarter of 2011, the Company's management made the decision to hold SBA loans in the Company's loan receivable portfolio unless or until the Company's management determines a sale of certain loans is appropriate. At the time such a decision would be made, the SBA loans will be moved from the loans receivable portfolio to the loans held for sale portfolio. There were no sales of SBA loans in 2012.

Total loans held for sale were $15.2 million and $9.4 million at December 31, 2012 and 2011, respectively. At December 31, 2012, loans held for sale were comprised of $3.8 million of student loans and $11.4 million of residential mortgages as compared to $5.2 million of student loans and $4.2 million of residential mortgages at December 31, 2011. The increase was primarily the result of a higher level of residential loan demand and origination activity during the fourth quarter of 2012 due to a better rate environment and improved housing market related to residential mortgage loan sales partially offset by the decrease in student loans as a result of pay downs. Loans held for sale, as a percentage of total consolidated assets, were less than 1% at December 31, 2012 and 2011. At December 31, 2012 and December 31, 2011, no residential mortgage loans held for sale were past due or impaired. At December 31, 2012, 2011 and 2010 there was $408,000, $567,000 and $367,000, respectively, of student loans held for sale that were past due.

Loans Receivable

Total gross loans receivable increased by $92.1 million, or 6%, from December 31, 2011 to December 31, 2012. Loan originations in 2012 totaled $488.0 million and exceeded those in 2011 by approximately $30.2 million, or 7%. As the economy continues to improve, we expect loan demand to increase and, therefore, expect the level of originations to continue to grow in 2013 as compared to 2012. During 2012, commercial and industrial loans increased $55.0 million, or 17%, commercial tax-exempt loans increased $10.7 million, or 13%, commercial real estate loans increased $30.0 million, or 8%, and consumer loans increased $10.3 million, or 5%, while owner occupied real estate loans decreased $11.0 million, or 4%, and commercial construction and land development loans decreased $2.8 million, or 3%. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $626,000 at December 31, 2012 compared to $497,000 at December 31, 2011.

Total loans outstanding represented 69% of total deposits and 58% of total assets at December 31, 2012, excluding the loans held for sale, compared to 69% and 59%, respectively, at December 31, 2011.

Commercial loans outstanding are comprised of commercial and industrial, tax-exempt, owner occupied real estate, commercial construction and land development and commercial real estate loans. Consumer loans consist of residential real estate mortgages, home equity loans, consumer lines of credit and other consumer-related loans. We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by purpose, collateral or industry.

The following table summarizes the composition of our loan portfolio by segment as of December 31, for each of the years 2008 through 2012.

TABLE 6

	December 31,
(in thousands)	2012	2011	2010	2009	2008
Commercial and industrial	$376,988	$321,988	$337,398	$401,759	$369,496
Commercial tax-exempt	92,202	81,532	85,863	102,218	79,404
Owner occupied real estate	268,372	279,372	241,553	263,413	269,280
Commercial construction and land development	100,399	103,153	112,094	115,013	104,122
Commercial real estate	394,404	364,405	313,194	265,655	291,816
Residential	83,899	83,940	81,124	85,035	91,775
Consumer	212,533	202,278	207,979	210,690	233,890
Total loans outstanding	$1,528,797	$1,436,668	$1,379,205	$1,443,783	$1,439,783

Our commercial and industrial loans are typically made to small and medium-sized businesses and represented 25% of our total loans outstanding at December 31, 2012. The average loan size originated in 2012 in this category was approximately $347,000. Our underwriting policy has maximum terms for these loans depending on the loan type within the commercial and industrial loans category. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business. Collateral for these types of loans varies depending upon the type and purpose of the loans as well as management's credit evaluations of the respective borrowers and generally includes business assets and/or personal assets of the borrower. The value of the collateral in this category may vary depending on market conditions. The Company maintains advance rate guidelines for particular collateral categories to mitigate the risk that, upon default, the collateral is insufficient to cover the outstanding loan balance.

Commercial tax exempt loans represented 6% of our total loans at December 31, 2012 and are made primarily to municipalities and school districts and rely on the cash flows of the borrowing entity for repayment. The average loan size originated in 2012 in this category was $4.1 million. We underwrite these loans based upon our established underwriting guidelines and our analysis of the cash flow, operating results and financial condition of the borrower.

Owner occupied real estate loans represented 17% of our total loans at December 31, 2012 and are for commercial properties and are typically made to small and medium-sized businesses. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business or a related interest of the business or an affiliate of the party who owns the property. Based on our underwriting standards, loans in this category are secured by real property and typically require owner guarantees. The average loan size originated in 2012 in this category was approximately $506,000.

Our commercial real estate and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and made up 26% and 7%, respectively, of our total loans outstanding at December 31, 2012. These loans are secured by mortgages on real property (principally one to four family rental, multi-family rental, office and other commercial properties) located primarily in South Central Pennsylvania. The average loan size originated in 2012 in these categories was approximately $412,000 and $531,000, respectively. Our underwriting guidelines establish maximum terms and advanced rates depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting guidelines also establish maximum loan-to-value ratios depending upon the type of primary collateral, typically require owner guarantees and may require other collateral depending on our assessment of the overall risk.

Residential real estate mortgage loans represented approximately 5% of our total loans at December 31, 2012. Loans in this category are collateralized by first mortgages on residential properties located primarily in South Central Pennsylvania. We underwrite these loans based upon our established underwriting guidelines.

Consumer term loans and consumer lines of credit represented 14% of our total loans outstanding at December 31, 2012 and are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2012, approximately $203.1 million, or 96%, of the total for this category were secured by real estate, 18% of which were secured by second mortgages, $1.2 million were loans collateralized by personal assets of the borrower and $8.2 million were unsecured. Our underwriting policy sets limitations on the terms of the loans, defines allowable collateral and the method of valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to determine if the applicant meets our standards. We review lines of credit annually and remove availability if the borrower is no longer compliant with our underwriting standards or is delinquent. As of December 31, 2012, unused commitments under consumer lines of credit were $98.9 million.

The maturity ranges of the loan portfolio and the amounts of loans with fixed interest rates and floating interest rates in each maturity range, as of December 31, 2012, are presented in the following table:

TABLE 7

	December 31, 2012
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Commercial and industrial	$172,301	$154,546	$50,141	$376,988
Commercial tax exempt	43,179	36,485	12,538	92,202
Owner occupied real estate	20,953	74,234	173,185	268,372
Commercial construction and land development	63,886	20,432	16,081	100,399
Commercial real estate	53,181	118,708	222,515	394,404
Residential	12,907	16,356	54,636	83,899
Consumer	47,378	43,998	121,157	212,533
Total loans	$413,785	$464,759	$650,253	$1,528,797
Interest rates:
Fixed	$119,420	$266,772	$457,747	$843,939
Floating	294,365	197,987	192,506	684,858
Total loans	$413,785	$464,759	$650,253	$1,528,797

Concentrations of Credit Risk

The Bank manages risk associated with its loan portfolio in part through diversification and through what management believes are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, the Bank monitors and manages concentrations of loans or loan relationships by purpose, collateral or industry. Management reviews various concentration reports regularly and reports areas of risk in the portfolio and quantifies, if any, exceptions made to policies and procedures to its board of directors no less than quarterly. At December 31, 2012, there was no concentration to any one borrower, or group of borrowers with similar economic characteristics.

Commercial real estate and commercial construction and land development loans, including tax exempt commercial real estate loans aggregated $494.8 million at December 31, 2012, compared to $467.6 million at December 31, 2011. These loans were 32% of total loans outstanding and made up the largest portion of loans on the Company's balance sheet at December 31, 2012. The commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Berks, Lancaster and Lebanon counties of Pennsylvania where the Bank has full-service store locations.

Commercial and industrial loans represented 25% of total loans, owner occupied real estate loans collateralized by real estate equaled 17% of total loans and consumer loans comprised 14% of total loans at December 31, 2012.

Loan and Asset Quality

Nonperforming Assets
Nonperforming assets include nonperforming loans, loans past due 90 days or more and still accruing interest and foreclosed assets. Nonaccruing troubled debt restructurings (TDRs) are included in nonperforming loans. A TDR is a loan in which the contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower.

The following table presents information regarding the Bank's nonperforming assets at December 31, 2008 through 2012. Nonaccruing as well as accruing TDRs are broken out at the bottom portion of the table. TDRs increased from $23.1 million at December 31, 2011 to $32.8 million at December 31, 2012. This $9.9 million, or 43%, increase is discussed in detail later in this Loan and Asset Quality section. Additionally, asset quality ratios are presented at the bottom of the table as well as details on the interest income related to nonaccrual loans.

TABLE 8

	December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Nonperforming Assets
Nonaccrual loans:
Commercial and industrial	$11,289	$10,162	$23,103	$14,254	$6,863
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	3,119	2,895	4,318	3,201	—
Commercial construction and land development	6,300	8,511	14,155	11,771	6,915
Commercial real estate	5,659	7,820	5,424	5,497	9,893
Residential	3,203	2,912	3,609	2,368	2,959
Consumer	2,846	1,829	1,579	654	492
Total nonaccrual loans	32,416	34,129	52,188	37,745	27,122
Loans past due 90 days or more and still accruing	220	692	650	—	—
Total nonperforming loans	32,636	34,821	52,838	37,745	27,122
Foreclosed assets	2,467	7,072	6,768	7,821	743
Total nonperforming assets	$35,103	$41,893	$59,606	$45,566	$27,865
Troubled Debt Restructurings
Nonaccruing TDRs	$13,247	$10,282	$—	$—	$—
Accruing TDRs	19,559	12,835	177	—	—
Total TDRs	$32,806	$23,117	$177	$—	$—
Nonperforming loans to total loans	2.13%	2.42%	3.83%	2.61%	1.88%
Nonperforming assets to total assets	1.33%	1.73%	2.67%	2.12%	1.30%
Interest income recognized on nonaccrual loans	$551	$586	$340	$976	$1,268
Interest income that would have been recorded under the original terms of the loans	$3,099	$2,880	$3,363	$1,880	$1,776

Nonperforming assets at December 31, 2012, were $35.1 million, or 1.33%, of total assets, as compared to $41.9 million, or 1.73%, of total assets, at December 31, 2011. This decrease of $6.8 million was the result of a $4.6 million decrease in foreclosed assets and a $2.2 million decrease in nonperforming loans. The Company continues to manage nonperforming assets to either exit the relationship, work with the borrower to return the relationship to a performing status, or sell the collateral in the case of foreclosed real estate.

Nonaccrual Loans
The Bank generally places a loan on nonaccrual status and ceases accruing interest when loan payment performance is deemed unsatisfactory and the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

The Bank has experienced a decline in the level of total nonaccrual loan balances over the past two years, much like most of the banking industry. The decline is attributable in part to the improvement of economic conditions allowing some borrowers to experience stabilized or improved cash flow. The remainder of the decline is the result of the Bank charging down balances of nonaccrual loans where necessary and the pay off of loans through the sale of the business and/or collateral.
Loans which have been partially charged off and have updated appraisal values remain on nonaccrual status and are subject to the Bank's standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement, or restructuring that results in classification as a TDR, unless collectibility of the entire balance of principal and interest is no longer in doubt and the loan is current or will be brought current within a short period of time.

Total nonaccrual loans were $32.4 million at December 31, 2012, down from $34.1 million at December 31, 2011. The following table details the change in total nonaccrual loan balances during 2012:

TABLE 9

Twelve Months Ended
(in thousands)	December 31, 2012
Nonaccrual loans beginning balance	$34,129
Additions	24,364
Principal charge-offs	(7,340)
Pay downs	(15,194)
Upgrades to accruing status	(765)
Transfers to foreclosed assets	(2,778)
Nonaccrual loans ending balance	$32,416

During 2012, the additions to nonaccrual status consisted of 67 commercial loans averaging $321,000 each and 59 consumer loans averaging $48,000 each. The largest relationship totaled $4.5 million and consisted of commercial and industrial and owner occupied loans. Of the $15.2 million in paydowns, approximately $11.4 million, or 75%, related to seven loan relationships.

The table and discussion that follow provide additional details of the components of our nonaccrual commercial and industrial loans, commercial construction and land development loans and commercial real estate loans, our three largest nonaccrual categories.

TABLE 10

	December 31,
(dollars in thousands)	2012	2011
Commercial and Industrial:
Number of loans	50	44
Number of loans greater than $1 million	4	3
Average outstanding balance of those loans:
Greater than $1 million	$2,024	$2,229
Less than $1 million	$70	$85
Commercial Construction and Land Development:
Number of loans	10	19
Number of loans greater than $1 million	2	3
Average outstanding balance of those loans:
Greater than $1 million	$2,484	$1,261
Less than $1 million	$168	$295
Commercial Real Estate:
Number of loans	24	25
Number of loans greater than $1 million	1	1
Average outstanding balance of those loans:
Greater than $1 million	$2,129	$3,719
Less than $1 million	$155	$171

At December 31, 2012, there were 50 loans in the nonaccrual commercial and industrial category with outstanding balances ranging from $200 to $3.0 million. Of the 50 loans, four loans were in excess of $1.0 million each and aggregated $8.1 million, of which there is a $2.4 million specific reserve for loan loss. The average recorded investment of these loans was $2.0 million per loan. The remaining 46 loans account for the difference at an average recorded investment of $70,000 per loan.
There were ten loans in the nonaccrual commercial construction and land development category with recorded investments ranging from $83,000 to $3.5 million. Of the ten loans, two loans were in excess of $1.0 million each and aggregated $5.0 million, of which there is a $2.2 million specific reserve for loan loss. The average recorded investment of these loans was $2.5 million per loan. The remaining eight loans account for the difference at an average recorded investment of $168,000 per loan.

There were 24 loans in the nonaccrual commercial real estate category with recorded investments ranging from $2,000 to $2.1 million. Of the 24 loans, one loan was in excess of $1.0 million and totaled $2.1 million, or 37%, of total nonaccrual commercial real estate loans. The remaining 23 loans account for the difference at an average recorded investment of $155,000 per loan.

Foreclosed Assets
Foreclosed assets totaled $2.5 million at December 31, 2012 compared to $7.1 million at December 31, 2011. The total comprised of 14 properties at December 31, 2012, with the largest property balance valued at $1.4 million compared to 27 properties at December 31, 2011, with the largest property balance valued at $2.2 million. During 2012, that $2.2 million property was sold at a pretax loss of $537,000 on the sale. The decrease in the total balance of foreclosed real estate during 2012 is the result of the sale of 34 properties for a total of $6.8 million, write-downs of $257,000 on eight properties and a pay down of $288,000, partially offset by the transfer of 21 properties into this category totaling approximately $2.8 million.
The Company obtains third party appraisals by one of several Board pre-approved certified general appraisers on nonperforming loans secured by real estate at the time a loan is determined to be nonperforming to support the fair market value of the collateral. Appraisals are ordered by the Company's Real Estate Loan Administration Department which is independent of both the loan workout and loan production functions. The Company charges down loans based on the fair value of the collateral as determined by the current appraisal less any costs to sell before the properties are transferred to foreclosed real estate. Subsequent to transferring the property to foreclosed real estate, the Company may incur additional write-down expense based on updated appraisals, recent offers, or prices on comparable properties in the proximate vicinity.

Troubled Debt Restructurings

As mentioned previously, a TDR is a loan in which the contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower. Concessions could include, but are not limited to, interest rate reductions below current market interest rates, atypical maturity extensions and principal forgiveness. An additional benefit to the Company in granting a concession is to avoid foreclosure or repossession of collateral in attempt to minimize losses.

As of December 31, 2012, TDRs totaled $32.8 million, of which $13.2 million were included in total nonaccruing loans. The remaining $19.6 million of TDRs were accruing at December 31, 2012. Total TDR balances increased by $9.7 million, or 42%, during 2012. TDR loans totaled $23.1 million at December 31, 2011, of which $10.3 million were included in total nonaccruing loans. The remaining $12.8 million of TDRs at December 31, 2011 were accruing.
The following table details the change in total TDR loan balances during 2012:

TABLE 11

Twelve Months Ended
(in thousands)	December 31, 2012
TDR loans beginning balance	$23,117
Additions	20,765
Advances	689
Charge-offs	(1,967)
Pay downs	(9,116)
Transfers to foreclosed asset	(682)
TDR loans ending balance	$32,806

There were 22 loans totaling $20.7 million which were restructured during 2012. The majority of this balance was comprised of commercial and industrial and commercial construction and land development loans which totaled $7.9 million and $6.9 million, respectively. The loans considered to be TDRs by management during 2012 were as a result of a combination of reasons, a material extension of time, or an interest rate adjustment and totaled $11.9 million, $5.5 million and $3.4 million, respectively. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for further detail regarding TDR loans.

Nonaccrual TDRs may be reclassified as accruing TDRs when the borrower has consistently made full payments of principal and interest for at least six consecutive months and the Bank expects full repayment of the modified loan's principal and interest. The loan will no longer be considered a TDR when the interest rate is equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is no longer impaired based on the terms specified by the restructuring agreement.

Impaired and Other Problem Loans

Impaired loans include nonaccrual loans in addition to loans which the Company, based on current information, does not expect to receive both the principal and interest amounts due from a borrower according to the contractual terms of the original loan agreement. These loans totaled $56.6 million at December 31, 2012 with an aggregate specific allocation of $7.1 million compared to impaired loans totaling $63.5 million at December 31, 2011 with a $3.6 million aggregate specific allocation. The specific allocations at December 31, 2012 related to six relationships versus three relationships at December 31, 2011.
Impaired loans have been evaluated as to risk exposure in determining the adequacy of the ALL. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2012, included herein, for an age analysis of loans receivable and for further detail regarding impaired loans.
The Bank obtains third party appraisals ordered by the Real Estate Loan Administration Department on nonperforming loans secured by real estate at the time the loan is determined to be impaired. The Bank properly charges down loans based on the fair value of the collateral as determined by the current appraisal or other collateral valuations less any costs to sell. The charge-down of any impaired loan is done upon receipt and satisfactory review of the appraisal or other collateral valuation and, in no event, later than the end of the quarter in which the appraisal or valuation was accepted by the Bank. No significant time lapses during this process have occurred for any period presented.
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
Management's Allowance for Loan Loss Committee has performed a detailed review of the impaired loans and of the collateral related to these credits and believes, to the best of its knowledge, that the ALL remains adequate for the level of risk inherent in these loans at December 31, 2012.
Any criticized or classified loan not considered impaired is reviewed to determine if it is a potential problem loan. Such loan classifications totaled $46.9 million at December 31, 2012 compared to $44.4 million at December 31, 2011 and were comprised of $12.5 million of special mention rated loans and $34.3 million of substandard accruing loans which were not deemed impaired. These problem loans were included in the general pool of loans to determine the adequacy of the ALL at December 31, 2012.

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

Allowance for Loan Losses

The ALL is established in the form of a provision expense for loan losses and is reduced by loan charge-offs, net of recoveries. When loans are deemed to be uncollectible, they are charged off. When a loss is not imminent but the potential for a loss is a concern, a specific allowance may be created for that particular loan. Management has established a reserve that it believes is adequate for estimated losses in the loan portfolio. In conjunction with an outsourced third party loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the ALL to the board of directors, indicating any changes in the allowance since the last review. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the ALL as an integral part of the examination process.

In establishing the allowance, management evaluates, on a quantitative basis, impaired loans to determine a reserve for those loans based on that review. In addition, an allowance for the remainder of the loan portfolio is determined based on historical loss experience within certain components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience. In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes described above. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

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

The Company recorded provisions of $10.1 million to the ALL in 2012, compared to $20.6 million for 2011. During 2012, net charge-offs for the year totaled $6.4 million, or 0.44%, of average loans outstanding, excluding loans held for sale, compared to $20.6 million, or 1.43%, of average loans outstanding for 2011. Of the total net charge-offs during 2012, $2.2 million were included in nonaccrual loans at December 31, 2011. Approximately $3.2 million, or 49%, of total net charge-offs for 2012 were concentrated in 4 loan relationships. Comparatively, approximately $16.5 million, or 80% of total net charge-offs for 2011 were concentrated in a total of 7 different loan relationships. Of the $6.4 million of net loan charge-offs for 2012, approximately $2.1 million, or 32%, was associated with commercial and industrial loans, $1.8 million, or 27%, was associated with commercial real estate loans, $981,000, or 16%, was associated with consumer and residential loans, $861,000, or 13%, was associated with commercial construction and land development loans and $765,000, or 12%, was associated with owner occupied real estate loans.

The ALL as a percentage of loans receivable increased from 1.50% of total loans outstanding at December 31, 2011, to 1.65% of total loans outstanding at December 31, 2012. The allowance at December 31, 2012 provided coverage of 77% of total nonperforming loans compared with 62% of nonperforming loans at December 31, 2011. See the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Notes 1 and 4 in the Notes to Consolidated Financial Statements for the year ended December 31, 2012 included herein for further discussion regarding our ALL.

Table 12 summarizes the transactions in the ALL for the twelve months ended December 31, 2012 and each of the preceding four years.

TABLE 12

		Years Ended December 31,
(dollars in thousands)	2012	2011	2010	2009	2008
Balance at beginning of year	$21,620	$21,618	$14,391	$16,719	$10,742
Provisions charged to operating expenses	10,100	20,592	21,000	12,425	7,475
	31,720	42,210	35,391	29,144	18,217
Recoveries of loans previously charged-off:
Commercial and industrial	227	156	407	92	145
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	7	60	3	—	—
Commercial construction and land development	517	11	58	1	—
Commercial real estate	97	15	25	121	—
Residential	4	68	5	87	—
Consumer	67	135	24	7	25
Total recoveries	919	445	522	308	170

Loans charged-off:
Commercial and industrial	(2,302)	(7,945)	(5,995)	(6,807)	(1,426)
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	(772)	(254)	(614)	(342)	—
Commercial construction and land development	(1,378)	(10,629)	(3,779)	(3,652)	—
Commercial real estate	(1,853)	(852)	(2,138)	(3,634)	—
Residential	(308)	(188)	(705)	(299)	(69)
Consumer	(744)	(1,167)	(1,064)	(327)	(173)
Total charged-off	(7,357)	(21,035)	(14,295)	(15,061)	(1,668)
Net charge-offs	(6,438)	(20,590)	(13,773)	(14,753)	(1,498)
Balance at end of year	$25,282	$21,620	$21,618	$14,391	$16,719
Net charge-offs to average loans outstanding	0.44%	1.43%	0.98%	1.02%	0.11%
ALL to year-end loans	1.65%	1.50%	1.57%	1.00%	1.16%

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

TABLE 13

	December 31,
	2012		2011		2010		2009		2008
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial and industrial	$9,959	25%	$8,400	22%	$9,679	24%	$5,002	28%	$5,750	26%
Commercial tax-exempt	83	6	79	6	86	6	1,258	7	852	6
Owner occupied real estate	2,129	17	729	20	910	18	2,419	18	2,020	19
Commercial construction and land development	7,222	7	7,840	7	5,420	8	914	8	2,231	7
Commercial real estate	3,983	26	3,241	25	4,002	23	2,343	18	2,890	20
Residential	324	5	435	6	442	6	738	6	1,002	6
Consumer	793	14	831	14	702	15	1,687	15	1,899	16
Unallocated	789	—	65	—	377	—	30	—	75	—
Total	$25,282	100%	$21,620	100%	$21,618	100%	$14,391	100%	$16,719	100%

Deposits

Total deposits at December 31, 2012, were $2.23 billion, an increase of $159.7 million, or 8%, over total deposits one year ago.  We regard core deposits as all deposits other than public time deposits. Core deposits increased by $148.0 million, or 7%, from $2.03 billion at December 31, 2011 to $2.18 billion at December 31, 2012. Total core demand noninterest-bearing deposits increased by $57.7 million, or 15%, core demand interest-bearing deposits increased by $95.0 million, or 9%, and core savings account balances increased by $38.1 million, or 9%, year over year. Commercial core deposits grew by $94.8 million, or 16%, in 2012 to $681.9 million and governmental core deposits increased by $52.0 million, or 11%, to $544.1 million. Core consumer deposits totaled $950.4 million at December 31, 2012 and comprise 44% of our total core deposits. Total average deposits for 2012 were $2.08 billion, an increase of $141.5 million, or 7%, over the 2011 average of $1.94 billion.

The average balances and weighted-average rates paid on deposits for 2012, 2011 and 2010 are presented below:

TABLE 14

	Years Ended December 31,
	2012		2011		2010
(dollars in thousands)	Average Balance/Rate		Average Balance/Rate		Average Balance/Rate
Demand deposits:
Noninterest-bearing	$420,181		$373,494		$332,099
Interest-bearing (money market and checking)	1,050,664	0.36%	967,982	0.56%	946,982	0.69%
Savings	398,242	0.36	336,720	0.43	324,698	0.47
Time	211,571	1.17	261,002	1.75	258,042	2.11
Total deposits	$2,080,658	0.37%	$1,939,198	0.59%	$1,861,821	0.72%

The decrease in the average rates paid on deposits over the past three years are a direct result of the general level of short-term market interest rates and the Company's pricing of its deposit rates paid in accordance with such market rates. See the Results of Operations section earlier in this Management's Discussion and Analysis regarding the Company's cost of deposits.

The remaining maturities for time deposits with balances of $100,000 or more as of December 31, 2012 are presented in Table 15.

TABLE 15

December 31,
(in thousands)	2012
3 months or less	$23,398
3 to 6 months	50,324
6 to 12 months	12,957
Over 12 months	17,301
Total	$103,980

Short-Term Borrowings

Short-term borrowings used to meet temporary funding needs consist of overnight federal funds purchased as well as overnight and short-term advances from the FHLB. For 2012, short-term borrowings averaged $86.3 million, a $41.6 million, or 33%, decrease from 2011. The decrease in 2012 was the result of deposit growth that outpaced increases in average loan and investment balances. Rates paid by the Company on short-term borrowings are set by the respective creditors and are directly related to the level of overall general market interest rates. Therefore, due to the lower level of market rates prevalent throughout 2012 compared to 2011 and 2010, the average rate paid on such borrowings by Metro decreased by 11 bps in 2012 compared to 2011. The following table details the above discussion:

TABLE 16

	Years Ended December 31,
(dollars in thousands)	2012	2011	2010
Outstanding balance	$113,225	$65,000	$140,475
Weighted-average interest rate at period-end	0.22%	0.15%	0.60%
Maximum amount outstanding at any one month-end	$164,175	$206,275	$140,475
Average outstanding balance	$86,333	$127,975	$52,170
Weighted-average interest rate on average outstanding balances	0.23%	0.34%	0.60%

Long-Term Debt

Long-term debt totaled $40.8 million at December 31, 2012 compared to $49.2 million at December 31, 2011. The change in long-term debt is due to the repurchase and retirement of $8.0 million of 10% fixed rate Trust Capital Securities during the fourth quarter of 2012. For 2013 and going forward, this will serve to reduce the Company's pretax interest expense by $800,000, annually. This transaction was similar to the repurchase and retirement of $5.0 million of 11% fixed rate Trust Capital Securities which occurred during the fourth quarter 2011. The Company incurred a $140,000 and $75,000 repayment charge during 2012 and 2011, respectively, to repurchase and retire these Trust Capital Securities. The remaining long-term debt consists of $15.8 million of Trust Capital Securities through Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiaries and a FHLB fixed rate borrowing product of $25.0 million with a two year maturity and interest rate of 1.01%. The entire $25.0 million was outstanding at December 31, 2012 and 2011 and expires on March 18, 2013. At December 31, 2012, the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2012 for further analysis of our long-term debt.

Stockholders' Equity

At December 31, 2012, stockholders' equity totaled $235.4 million, up $15.4 million, or 7%, over total stockholders' equity at December 31, 2011. The increase in stockholders' equity increase was primarily driven by the earnings of the Company. Additionally, the increase in the unrealized gain of the investment portfolio contributed $3.4 million of the increase. Average stockholders' equity to average assets for the year 2012 was 9.31% compared to 9.18% in 2011. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2012 included herein, for additional discussion regarding Stockholders' Equity.

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

The Company offers a Dividend Reinvestment and Stock Purchase Plan and received proceeds from stock purchases through this plan of $44,000 during 2012 and $3.8 million during 2011. Beginning January 1, 2012, the voluntary cash payments maximum was reduced from $25,000 to $10,000 per month and the 3% discount on such purchases was eliminated. These changes reduced the voluntary cash payments the Company received in 2012 and may in future periods, as well.

Supplemental Reporting of Non-GAAP Based Financial Measures

Tangible common equity to tangible assets is a non-GAAP based financial measure calculated using non-GAAP based amounts. Total stockholders' equity to total assets is the most directly comparable measure, which is calculated using GAAP-based amounts. The Company calculates the tangible common equity to tangible assets by excluding the balance of preferred stock and any intangible assets; however, the Company did not have any intangible assets at either December 31, 2012 or December 31, 2011. Management believes that tangible common equity to tangible assets has been a focus for some investors and assists in analyzing Metro's capital position without regard to the effect of preferred stock. Although this non-GAAP financial measure is frequently used by investors to evaluate a company, non-GAAP financial measurements have inherent limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. A reconciliation of tangible common equity to tangible assets is set forth in the table that follows:

TABLE 17

	December 31, 2012	December 31, 2011
Total stockholders' equity to assets (GAAP)	8.93%	9.09%
Less: Effect of excluding preferred stock	0.03%	0.04%
Tangible common equity to tangible assets	8.90%	9.05%

Capital Adequacy

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

The following table provides a comparison of the Company's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:

TABLE 18

	Company		Bank		Minimum Regulatory Requirements	Well-Capitalized Threshold
	December 31,		December 31,
	2012	2011	2012	2011		(Bank Only)
Total Capital	15.22%	15.36%	14.59%	14.12%	8.00%	10.00%
Tier 1 Capital	13.97	14.11	13.34	12.87	4.00	6.00
Leverage ratio (to total average assets)	9.61	9.99	9.18	9.10	4.00	5.00

At December 31, 2012, the capital levels of the Bank met the regulatory definition of a “well-capitalized” financial institution, which is defined by a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6% and a total risk-based capital ratio exceeding 10%.

Our common stock trades on the NASDAQ Global Select Market under the symbol METR. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2011 through December 31, 2012. As of December 31,

2012, there were approximately 3,000 holders of record of the Company's common stock. The market price of Metro common stock increased 58% throughout 2012 from $8.38 per share at December 31, 2011 to $13.22 per share at December 31, 2012.

TABLE 19

	Sales Price
Quarter Ended:	High	Low
December 31, 2012	$13.40	$11.69
September 30, 2012	13.17	11.46
June 30, 2012	12.50	10.56
March 31, 2012	11.93	8.48
December 31, 2011	$9.30	$7.75
September 30, 2011	11.90	8.30
June 30, 2011	12.90	10.30
March 31, 2011	12.85	10.88

The following graph shows the yearly percentage change in the Company's cumulative total shareholder return on its common stock from December 31, 2007 to December 31, 2012 compared with the cumulative total return of the NASDAQ Bank Index and the NASDAQ Composite Market Index.

Comparison of Cumulative Five-Year Total Return
140%
120%
100%
80%
60%
40%
20%
2007
2008
2009
2010
2011
2012
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

An interest rate sensitive asset or liability is one that, within a defined time period, either matures or experiences an interest rate change in line with general market interest rates. Historically, the most common method of estimating interest rate risk was to measure the maturity and repricing relationships between interest-earning assets and interest-bearing liabilities at specific points in time, referred to as “GAP,” typically one year. Under this method, a company is considered liability sensitive when the amount of its interest-bearing liabilities exceeds the amount of its interest-earning assets within the one-year horizon. However, assets and liabilities with similar repricing characteristics may not reprice at the same time or to the same degree. As a result, our GAP does not necessarily predict the impact of changes in general levels of interest rates on net interest income. Table 20 shows our GAP position as of December 31, 2012. The repricing assumptions used in the table are as follows:

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

•	Time deposit accounts, short-term borrowings and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 20

	December 31, 2012
(dollars in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable, including loans held for sale	$736,695	$55,186	$97,872	$513,884	$140,343	$1,543,980
Securities	172,712	57,085	108,349	332,831	274,467	945,444
Total interest-earning assets	909,407	112,271	206,221	846,715	414,810	2,489,424
Interest-bearing liabilities:
Transaction accounts, excluding noninterest-bearing demand	372,066	57,192	57,892	302,605	788,986	1,578,741
Time deposits	47,252	66,635	32,127	51,536	—	197,550
Short-term borrowings	113,225	—	—	—	—	113,225
Long-term debt	25,000	—	—	—	15,800	40,800
Total interest-bearing liabilities	557,543	123,827	90,019	354,141	804,786	1,930,316
Period GAP	351,864	(11,556)	116,202	492,574	(389,976)	$559,108
Cumulative GAP	$351,864	$340,308	$456,510	$949,084	$559,108
Cumulative RSA / RSL	163.11%	149.94%	159.18%	184.32%	128.96%

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

Our ALCO policy has established that income sensitivity will be considered acceptable in the 100 bp and 200 bp scenarios if overall net interest income volatility is within 4% of forecasted net interest income in the first year and within 5% using a two-year time frame. In the 300 bp and 400 bp scenarios income sensitivity will be considered acceptable if net interest income volatility is within 5% of forecasted net interest income in the first year and within 6% using a two-year time frame. In the 500 bp scenario income sensitivity will be considered acceptable if net interest income volatility is within 6% of forecasted net interest income in the first year and within 7% using a two-year time frame.

The following table compares the impact on forecasted net income at December 31, 2012 and 2011 of a plus 300, plus 200 and plus 100 bp change in interest rates.

TABLE 21

	Plus 300	Plus 200	Plus 100
December 31, 2012
Twelve Months	0.99%	1.19%	1.31%
Twenty-Four Months	3.49%	3.05%	2.33%
December 31, 2011
Twelve Months	(0.04)%	0.04%	0.08%
Twenty-Four Months	2.39%	1.66%	0.79%

Management continues to evaluate strategies in conjunction with the Company's ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our AFS investment portfolio, purchasing floating rate securities, altering the mix of our deposits by type and therefore rate paid, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings, extending the maturity structure of the Bank's short-term borrowing position or fixing the cost of our short-term borrowings.

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

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. Market value of equity is defined as the market value of assets less the market value of liabilities plus the market value of off-balance sheet items. The model calculates the market value of equity in the current rate scenario and then compares the market value of equity given immediate increases and decreases in rates.  Our ALCO policy indicates that the level of interest rate risk is unacceptable in the 100 bp immediate interest rate change scenarios if there is a resulting loss of more than 15% of the market value calculated in the current rate scenario. In the 200 bp immediate interest rate change scenario a loss of more than 25% loss of market value is deemed unacceptable. A loss of more than 35% is defined as unacceptable in the 300 bp immediate rate change scenario, while a loss of more than 40% is unacceptable in immediate rate change scenarios of 400 bps or more. At December 31, 2012 the market value of equity calculation indicated acceptable levels of interest rate risk in all scenarios per the policies established by our ALCO.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given immediate changes in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premiums. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. The most recent study calculates an average life of our core deposit transaction accounts of 9.2 years. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2012 provide an accurate assessment of our interest rate risk.

Liquidity

The objective of liquidity risk management is to ensure our ability to meet our financial obligations. These obligations include the payment of deposits on demand at their contractual maturity; the repayment of borrowings as they mature; the payment of lease obligations as they become due; the ability to fund new and existing loans and other funding commitments; and the ability to take advantage of new business opportunities. There are two fundamental risks in our liquidity risk management. The first is if we are unable to meet our funding requirements at a reasonable and profitable cost. The second is the potential inability to operate our business because adequate contingency liquidity is not available in a stressed environment or under adverse conditions.

We manage liquidity risk at both the bank and the holding company of Metro Bank (the Parent) levels to help ensure that we can obtain cost-effective funding to meet current and future obligations and to help ensure that we maintain an appropriate level of contingent liquidity. The board of directors is responsible for approving our Liquidity Policy to be managed by the ALCO and management.

Liquidity is measured and monitored daily, allowing management to better understand and react to balance sheet trends. On a quarterly basis, a comprehensive liquidity analysis is reviewed by our board of directors. The analysis provides a summary of the current liquidity measurements, projections and future liquidity positions given various levels of liquidity stress. Management also maintains a detailed Liquidity Contingency Plan designed to respond to an overall decline in the financial condition of the banking industry or a problem specific to the Company.

Bank Level Liquidity - Uses

At the bank level, primary liquidity obligations include funding loan commitments, satisfying deposit withdrawal requests and maturities and debt service related to bank borrowings. We also maintain adequate bank liquidity to meet future potential loan demand, purchase investment securities and provide for other business needs as necessary.

Bank Level Liquidity - Sources

Liquidity sources are found on both sides of the balance sheet. Our single largest source of bank liquidity is the deposit base that comes from our retail, commercial business and government deposit customers. Liquidity is also provided on a continuous basis through scheduled and unscheduled principal reductions and interest payments on outstanding loans and investments, maturing short-term assets, the ability to sell marketable securities and from borrowings.

Our investment portfolio consists mainly of U.S. Government agency CMOs and MBSs. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. The current market environment has positively impacted the fair market value of certain securities in the Company's investment portfolio, however, the Company is not inclined to act on a sale of such securities for liquidity purposes at this time.  With interest rates near record-lows, the Company would more likely be inclined to borrow from one of the sources discussed in the following paragraph.

We also maintain secondary sources of liquidity which can be drawn upon if needed. These secondary sources of liquidity include a $15.0 million line of credit through a correspondent bank, a $20.0 million line of credit through another correspondent bank and $545.8 million of borrowing capacity at the FHLB. Metro Bank is a member of the FHLB-Pittsburgh and, as such, has access to advances secured generally by residential mortgage and other mortgage-related loans. In addition we have the ability to borrow at the Federal Reserve Bank of Philadelphia's (FRB) Discount Window to meet short-term liquidity requirements. The FRB, however, is not viewed as the primary source of our borrowings, but rather as a potential source of liquidity under certain circumstances, in a stressed environment or during a market disruption. This potential source is secured by agency residential MBSs and CMOs, as well as agency debentures. At December 31, 2012, our total potential liquidity through FHLB and other secondary sources was $580.8 million, of which $442.6 million was available, as compared to $460.5 million available out of our total potential liquidity of $550.5 million at December 31, 2011. The $30.3 million increase in potential liquidity was mainly due to an increase in the bank's borrowing capacity as a result of a higher level of qualifying collateral as well as increases to some collateral weightings by the FHLB. FHLB borrowing capacity is determined based on asset levels on a quarterly lag.

In previous years, the Bank opted to remain in the FDIC-sponsored Temporary Liquidity Guarantee Program which provided 100% federal deposit insurance coverage for any individual noninterest-bearing demand checking account and for low-interest negotiable order of withdrawal (NOW) checking accounts whose balance exceeded $250,000. The original program expired on December 31, 2010. The Dodd-Frank Act provided temporary unlimited coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for these accounts became effective on December 31, 2010 and terminated on December 31, 2012. Upon such expiration, customer deposit and withdrawal behavior for such accounts may fluctuate materially and, as a result, have an adverse impact on our liquidity position. Prior to the program's December 31, 2012 expiration, the Bank entered into a deposit placement agreement with a national firm. The agreement allows customers the ability to place certain deposits with other member institutions on a reciprocal basis, thereby achieving additional FDIC insurance coverage. The Bank believes this will help mitigate any potential adverse impact on its liquidity position, however it does not anticipate a material level of customer demand for this program.

The Parent Company Liquidity - Uses

The Parent and the Bank's liquidity are managed separately. At the parent level, primary liquidity obligations include debt service related to parent company long-term debt or borrowings, unallocated corporate expenses, funding its subsidiaries, and could also include paying dividends to Metro shareholders, common stock or preferred stock share repurchases or acquisitions if Metro chose to do so.

The Parent Company Liquidity - Sources

The principal source of the Parent's liquidity is dividends it receives from the subsidiary Bank, which may be impacted by: Bank-level capital needs, laws and regulations, corporate policies, or other factors. Although the Bank did not issue dividends to the Parent in 2012, or 2011, the Parent has sufficient cash on hand to support its normal operating needs for the foreseeable future. A common stock share repurchase program, if implemented, could require us to dividend additional cash from the subsidiary Bank up to the Parent Company, depending upon the size of the repurchase program. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Parent. See Note 15 Regulatory Matters in the Notes to the Consolidated Financial Statements for December 31, 2012, included herein, for additional information regarding dividend restrictions.

In addition to dividends from Metro Bank, other sources of liquidity for the parent company include proceeds from common stock options exercised as well as proceeds from the issuance of common stock under Metro's stock purchase plan. We can also generate liquidity for Metro and its subsidiaries through the issuance of debt and equity securities. Metro has an effective shelf registration statement, as previously discussed, whereby we can issue additional debt and equity securities. See Notes 10 and 12 in the Notes to the Consolidated Financial Statements for December 31, 2012, included herein, for additional information regarding capital securities.

The Consolidated Statements of Cash Flows included herein, provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. Cash from operating activities during 2012 decreased to $31.6 million from $47.9 million during 2011. This decrease was primarily attributable to a lower provision for loan losses as compared to 2011, a smaller decrease in other assets, and a smaller decrease in other liabilities partially offset by an increase in net income in 2012 and an increase in originations of loans held for sale. Investing activities resulted in a net cash outflow of $229.5 million during 2012 compared to $213.1 million in 2011, primarily due to an increase in loans receivable in 2012 as compared to 2011. Financing activities resulted in net cash of $199.4 million provided in 2012 compared to a net cash of $187.4 million in 2011. The net cash inflow in 2012 was mostly from an increase in short-term borrowings partially offset by an increase in deposits of $159.7 million compared to a $239.4 million increase in 2011. Much of the increase in short-term borrowings occurred during the fourth quarter of 2012 when the Company opted to pre-purchase expected early-2013 cash flows, temporarily funding the purchases with short-term FHLB borrowings. The Company expects the level of borrowings to fall again as normal principal pre-payments occur and as securities are called away from the Bank in early 2013 as anticipated.

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2012:

TABLE 22

	December 31, 2012
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time deposits	$146,014	$43,983	$7,553	$—	$197,550
Long-term debt	25,000	—	—	15,800	40,800
Fiserv Solutions, Inc. obligation	7,178	15,714	4,047	—	26,939
Operating leases	2,504	4,603	4,084	17,000	28,191
Sponsorship obligation	338	677	677	338	2,030
Total	$181,034	$64,977	$16,361	$33,138	$295,510

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2012, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2012, included herein, for additional information.

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

While we believe our plans, objectives, goals, expectations, anticipations, estimates and intentions as reflected in these forward-looking statements are reasonable, we can give no assurance that any of them will be achieved.  You should understand that various factors, in addition to those discussed elsewhere in this annual report on Form 10-K and incorporated by reference in this annual report on Form 10-K, could affect our future results and could cause results to differ materially from those expressed in these forward-looking statements, including:

•	the effects of and changes in, trade, monetary and fiscal policies, including interest rate policies of the Board of Governors of the Federal Reserve System, including the duration of such policies;

•
general economic or business conditions, either nationally, regionally or in the communities in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	the effects of the "fiscal cliff" deal and related tax increases and their effects on economic and business conditions in general and our customers in particular;

•	the effects of the failure of the federal government to reach a deal to raise the debt ceiling and the potential negative results on economic and business conditions;

•	the impact of the Dodd-Frank Act and other changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•
continued effects of the aftermath of recessionary conditions and the impacts on the economy in general and our customers in particular, including adverse impacts on loan utilization rates as well as delinquencies, defaults and customers' ability to meet credit obligations;

•	our ability to manage current levels of impaired assets;

•	continued levels of loan volume origination;

•	the adequacy of the ALL;

•	the impact of changes in Regulation Z and other consumer credit protection laws and regulations;

•	changes resulting from legislative and regulatory actions with respect to the current economic and financial industry environment;

•	changes in the FDIC deposit fund and the associated premiums that banks pay to the fund;

•	interest rate, market and monetary fluctuations;

•	the results of the regulatory examination and supervision process;

•	unanticipated regulatory or legal proceedings and liabilities and other costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies;

•	our ability to continue to grow our business internally or through acquisitions and successful integration of new or acquired entities while controlling costs;

•	deposit flows;

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the ability to hedge certain risks economically;

•	the loss of certain key officers;

•	changes in accounting principles, policies and guidelines;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	rapidly changing technology;

•	continued relationships with major customers;

•	effect of terrorist attacks and threats of actual war;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services;

•	interruption or breach in security of our information systems resulting in failures or disruptions in customer account management, general ledger processing and loan or deposit systems; and

•	our success at managing the risks involved in the foregoing.

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2012 was 3.74%, an increase of 1 bp from 3.73% for the year ended December 31, 2011. See the section titled “Net Interest Income and Net Interest Margin” in this Management's Discussion and Analysis for further discussion regarding our net interest margin performance.

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

We, as management of Metro Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and disposition of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company's system of internal control over financial reporting as of December 31, 2012, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework, issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2012, its system of internal control over financial reporting is effective and meets the criteria of Internal Control - Integrated Framework.

ParenteBeard LLC, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2012, appearing elsewhere in this annual report, and has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2012, as stated in their report, which is included herein.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
March 15, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Metro Bancorp, Inc.'s (the “Company”) internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Metro Bancorp, Inc.'s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Report on Management's Assessment of Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

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

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Metro Bancorp, Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012 based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets and the related consolidated statements of operations, stockholders' equity, and cash flows of Metro Bancorp, Inc. and subsidiaries, and our report dated March 15, 2013 expressed an unqualified opinion.

/s/ParenteBeard LLC

Harrisburg, Pennsylvania
March 15, 2013

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 2012. Metro Bancorp, Inc.'s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Metro Bancorp, Inc.'s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 15, 2013 expressed an unqualified opinion.

/s/ParenteBeard LLC

Harrisburg, Pennsylvania
March 15, 2013

Metro Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2012	2011
Assets
Cash and due from banks	$56,582	$46,998
Federal funds sold	—	8,075
Cash and cash equivalents	56,582	55,073
Securities, available for sale at fair value	675,109	613,459
Securities, held to maturity at cost (fair value 2012: $273,671; 2011: $199,857 )	269,783	196,635
Loans, held for sale	15,183	9,359
Loans receivable, net of allowance for loan losses (allowance 2012: $25,282; 2011: $21,620)	1,503,515	1,415,048
Restricted investments in bank stock	15,450	16,802
Premises and equipment, net	78,788	82,114
Other assets	20,465	32,729
Total assets	$2,634,875	$2,421,219

Liabilities and Stockholders' Equity
Deposits:
Noninterest-bearing	$455,000	$397,251
Interest-bearing	1,776,291	1,674,323
Total deposits	2,231,291	2,071,574
Short-term borrowing	113,225	65,000
Long-term debt	40,800	49,200
Other liabilities	14,172	15,425
Total liabilities	2,399,488	2,201,199
Stockholders' Equity:
Preferred stock - Series A noncumulative; $10.00 par value; $1,000,000 liquidation preference;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2012: 14,131,263; 2011: 14,125,346)	14,131	14,125
Surplus	157,305	156,184
Retained earnings	56,311	45,497
Accumulated other comprehensive income	7,240	3,814
Total stockholders' equity	235,387	220,020
Total liabilities and stockholders' equity	$2,634,875	$2,421,219

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Operations

	Years Ended December 31,
(in thousands, except per share amounts)	2012	2011	2010
Interest Income
Loans receivable, including fees:
Taxable	$71,760	$71,307	$70,423
Tax-exempt	3,628	4,020	4,521
Securities:
Taxable	21,468	22,362	22,275
Tax-exempt	451	1	14
Federal funds sold	1	5	14
Total interest income	97,308	97,695	97,247
Interest Expense
Deposits	7,701	11,443	13,467
Short-term borrowings	203	439	317
Long-term debt	2,206	2,814	3,613
Total interest expense	10,110	14,696	17,397
Net interest income	87,198	82,999	79,850
Provision for loan losses	10,100	20,592	21,000
Net interest income after provision for loan losses	77,098	62,407	58,850
Noninterest Income
Service charges, fees and other operating income	28,372	27,773	26,681
Gains on sales of loans	1,220	2,728	2,434
Total fees and other income	29,592	30,501	29,115
Other-than-temporary impairment (OTTI) losses	(649)	(324)	(4,904)
Portion recognized in other comprehensive income (before taxes)	—	—	3,942
Net impairment loss on investment securities	(649)	(324)	(962)
Net gains on sales/calls of securities	1,051	350	2,801
Debt prepayment charge	(140)	(75)	(1,574)
Total noninterest income	29,854	30,452	29,380
Noninterest Expenses
Salaries and employee benefits	41,241	40,318	41,494
Occupancy	8,439	9,155	8,429
Furniture and equipment	4,842	5,465	5,134
Advertising and marketing	1,870	2,016	2,967
Data processing	13,590	14,211	13,121
Regulatory assessments and related fees	4,063	3,638	4,598
Telephone	3,480	3,434	3,492
Loan expense	1,384	1,098	1,658
Foreclosed real estate	1,335	2,275	1,380
Branding	30	1,891	—
Consulting fees	1,104	1,496	4,508
Pennsylvania shares tax	1,789	1,507	1,379
Other	7,977	7,510	8,943
Total noninterest expenses	91,144	94,014	97,103
Income (loss) before taxes	15,808	(1,155)	(8,873)
Provision (benefit) for federal income taxes	4,914	(1,444)	(4,536)
Net income (loss)	$10,894	$289	$(4,337)
Net Income (Loss) per Common Share
Basic	$0.77	$0.02	$(0.33)
Diluted	0.77	0.02	(0.33)
Average Common and Common Equivalent Shares Outstanding
Basic	14,128	13,919	13,563
Diluted	14,128	13,919	13,563
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2012	2011	2010
Net income (loss)	$10,894	$289	$(4,337)
Other comprehensive income, net of tax:
Net unrealized holding gains arising during the period	3,413	9,457	3,830
(net of taxes 2012: $1,758; 2011: $4,872; 2010: $2,227)
Reclassification adjustment for net realized gains on securities recorded in income	(409)	(227)	(1,826)
(net of taxes 2012: ($220); 2011: ($117); 2010: ($941))
Reclassification for OTTI credit losses recorded in income	422	214	635
(net of taxes 2012: $227; 2011: $110; 2010: $327)
Noncredit related OTTI losses on securities not expected to be sold	—	—	2,602
(net of taxes 2012: $0; 2011: $0; 2010: $1,340)
Other comprehensive income	3,426	9,444	5,241
Total comprehensive income	$14,320	$9,733	$904

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

January 1, 2010	$400	$13,448	$147,340	$49,705	$(10,871)	$200,022
Net loss	—	—	—	(4,337)	—	(4,337)
Other comprehensive income	—	—	—	—	5,241	5,241
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 11,378 shares issued under stock option plans, including tax benefit of $25	—	12	91	—	—	103
Common stock of 210 shares issued under employee stock purchase plan	—	—	2	—	—	2
Proceeds from issuance of 288,349 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	288	2,868	—	—	3,156
Common stock share-based awards	—	—	1,244	—	—	1,244
December 31, 2010	400	13,748	151,545	45,288	(5,630)	205,351
Net income	—	—	—	289	—	289
Other comprehensive income	—	—	—	—	9,444	9,444
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 100 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 376,862 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	377	3,425	—	—	3,802
Common stock share-based awards	—	—	1,213	—	—	1,213
December 31, 2011	400	14,125	156,184	45,497	3,814	220,020
Net income	—	—	—	10,894	—	10,894
Other comprehensive income	—	—	—	—	3,426	3,426
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 40 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 5,877 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	6	38	—	—	44
Common stock share-based awards	—	—	1,082	—	—	1,082
December 31, 2012	$400	$14,131	$157,305	$56,311	$7,240	$235,387

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2012	2011	2010
Operating Activities
Net income (loss)	$10,894	$289	$(4,337)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Provision for loan losses	10,100	20,592	21,000
Provision for depreciation and amortization	5,824	6,476	6,142
Deferred income tax (benefit) expense	118	(1,511)	(4,772)
Amortization of securities premiums and accretion of discounts (net)	1,635	2,506	122
Net gains on sales of available for sales securities	(629)	(343)	(2,762)
Gains on sales/calls of held to maturity securities	(422)	(7)	(39)
Other-than-temporary impairment losses on investment securities	649	324	962
Proceeds from sales and transfers of SBA loans originated for sale	—	12,063	30,573
Proceeds from sales of other loans originated for sale	70,448	52,492	65,892
Loans originated for sale	(75,052)	(52,581)	(98,994)
Gains on sales of loans originated for sale	(1,220)	(2,728)	(2,434)
Loss on write-down on foreclosed real estate	257	2,060	860
(Gains) losses on sales of foreclosed real estate (net)	649	(116)	(51)
(Gains) losses on disposal of furniture and equipment (net)	(45)	1,254	89
Stock-based compensation	1,082	1,250	1,244
Amortization of deferred loan origination fees and costs (net)	2,647	2,069	1,928
Debt prepayment charge	140	75	1,574
Decrease (increase) in other assets	5,782	15,437	(6,856)
Decrease in other liabilities	(1,253)	(11,679)	(1,392)
Net cash provided by operating activities	31,604	47,922	8,749
Investing Activities
Securities available for sale:
Proceeds from principal repayments, calls and maturities	161,013	79,695	153,786
Proceeds from sales	299,338	125,299	292,899
Purchases	(518,375)	(368,537)	(485,985)
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	146,503	87,074	64,481
Proceeds from sales	6,101	852	3,327
Purchases	(225,420)	(57,059)	(177,535)
Proceeds from sales of foreclosed real estate	6,472	2,930	3,513
(Increase) decrease in loans receivable (net)	(103,992)	(85,458)	45,505
Redemption of restricted investments in bank stock (net)	1,352	3,812	1,016
Proceeds from sale of premises and equipment	931	2	25
Purchases of premises and equipment	(3,384)	(1,684)	(638)
Net cash used by investing activities	(229,461)	(213,074)	(99,606)
Financing Activities
Increase in demand, interest checking, money market, and savings deposits (net)	190,834	281,381	17,505
Decrease in time deposits (net)	(31,117)	(41,986)	(59)
Increase (decrease) in short-term borrowings (net)	48,225	(75,475)	89,400
Repayment of long-term borrowings	(8,540)	(5,275)	(26,574)
Proceeds from long-term borrowings	—	25,000	—
Proceeds from common stock options exercised	—	—	78
Proceeds from dividend reinvestment and common stock purchase plan	44	3,802	3,156
Tax benefit on exercise of stock options	—	—	25
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided by financing activities	199,366	187,367	83,451
Increase (decrease) in cash and cash equivalents	1,509	22,215	(7,406)
Cash and cash equivalents at beginning of year	55,073	32,858	40,264
Cash and cash equivalents at year-end	$56,582	$55,073	$32,858
Supplementary cash flow information:
Transfer of loans to foreclosed assets	$2,778	$5,336	$3,372
See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1.	Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Metro Bancorp, Inc. (Metro or the Company) is a Pennsylvania business corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999. The Company is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary, Metro Bank (the Bank). The Company is subject to regulation by the Federal Reserve Bank (FRB). Metro Bank is the Company's operating entity and is headquartered in Lemoyne, Pennsylvania. The Bank became a state-chartered bank on November 7, 2008, following approval by the Pennsylvania Department of Banking of the Bank's application to convert from a national bank charter to a state bank charter. As a Pennsylvania state-chartered bank, Metro Bank is supervised jointly by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation (FDIC). The Bank is a financial services retailer with 33 stores in the counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York, Pennsylvania.

The consolidated financial statements presented include the accounts of Metro Bancorp, Inc. and its wholly-owned subsidiary Metro Bank. All material intercompany transactions have been eliminated. Events occurring subsequent to the date of the balance sheet have been evaluated for potential recognition or disclosure in the consolidated financial statements.

Use of Estimates

The consolidated financial statements are prepared in conformity with generally accepted accounting principles (GAAP).  GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (allowance or ALL), impaired loans, the valuation of foreclosed assets, the valuation of securities available for sale, the valuation of deferred tax assets, the determination of other-than-temporary impairment (OTTI) on the Company's investment securities portfolio and fair value measurements.

Other Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale (AFS) securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The only comprehensive income items that the Company presently has other than net income are net unrealized gains on securities available for sale and unrealized losses for noncredit-related losses on debt securities. These items are presented net of tax in the Statement of Comprehensive Income.

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

Other-Than-Temporary Impairment

The Company follows the fair value measurement guidance which clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management assesses whether we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to its anticipated recovery. The Company forecasts recovery of the value of the security through either cash flows or market price.

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

The Company holds SBA loans in the Company's loan receivable portfolio unless or until the Company's management determines a sale of certain loans is appropriate. At the time such a decision would be made, the SBA loans will be moved from the loans receivable portfolio to the loans held for sale portfolio. In previous years, as well as for the first half of 2011, the Company was originating SBA loans with the intent to sell the guaranteed portion of the loans. The Company received proceeds of $12.1 million on sales of SBA loans in 2011 and recognized a gain of $1.9 million on those sales. There were no such sales in 2012.

Total loans held for sale were $15.2 million and $9.4 million at December 31, 2012 and 2011, respectively.  At December 31, 2012, loans held for sale were comprised of $3.8 million of student loans and $11.4 million of residential mortgages as compared to $5.2 million of student loans and $4.2 million of residential mortgages at December 31, 2011.

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

Allowance for Loan Losses

The ALL is established through provisions for loan losses charged against income. Loans, or portions thereof, deemed to be uncollectible are charged against the ALL and subsequent recoveries, if any, are credited to the allowance. The evaluation is inherently subjective as it requires estimates that are susceptible to significant revision as more information becomes available. Loans are evaluated for impairment once the loan has been internally risk rated substandard or lower or has been modified as a troubled debt restructuring (TDR).

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, net collateral value or observable market price of the impaired loan is lower than the carrying value of that loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors. These qualitative factors represent a portion of the allowance established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

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

The ALL is maintained at a level considered adequate to provide for losses that can be reasonably anticipated. Management's periodic evaluation of the adequacy of the allowance is based on the Company's past loan loss experience, known and inherent risks in the portfolio, adverse situations that may affect the borrower's ability to repay, the estimated value of any underlying collateral, composition of the loan portfolio, current economic conditions and other relevant factors. During the third quarter of 2010, as part of the quantitative analysis of the adequacy of the ALL, management adjusted its projection of probable loan losses based upon a much shorter and more recent period of actual historical losses. This was done as a result of the higher level of loan charge-offs experienced by the Company over the preceding two years as compared to the previous years. The change in this estimate resulted in an additional $3.6 million of provision for loan losses in the third quarter of 2010. The impact of this additional provision for 2010 was an additional after tax loss of $2.4 million, or $0.17 per common share.

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, borrower's financial condition, market conditions for the borrowers' type of industry and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay and the borrower's prior payment record. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

All nonaccrual loans are evaluated individually to determine whether a charge-off is necessary due to a collateral deficiency.

Restricted Investments in Bank Stock

Restricted investments in bank stock consists of stock of the Federal Home Loan Bank (FHLB) of Pittsburgh and the Atlantic Central Bankers Bank (ACBB). Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula.  At December 31, 2012, the Company held $15.4 million of FHLB stock and $65,000 of ACBB stock. Of this amount, $4.5 million was required for membership, $6.9 million was required to cover the Company's borrowing level at the FHLB and the remaining $4.0 million was excess that the FHLB has not repurchased at this time due to a repurchase suspension the FHLB put in place in December of 2008. The suspension was partially lifted where the Company received a fraction of its excess stock three times during 2011 and during each of the four quarters of 2012. The stock is carried at cost.

Management evaluates the restricted stock for impairment in accordance with Financial Accounting Standards Board (FASB) guidance on Accounting by Certain Entities (including Entities with Trade Receivables that Lend to or Finance the Activities of Others). Management determines whether this investment is impaired based on an assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge is necessary related to the FHLB restricted stock as of December 31, 2012.

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated costs to sell the assets at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell the asset. Revenue and expenses from operations, changes in the valuation allowance and gains/losses on sales of foreclosed real estate are included in foreclosed real estate expense. Foreclosed assets are included in other assets and totaled $2.5 million as of December 31, 2012 as compared to $7.1 million as of December 31, 2011.

Net expenses associated with foreclosed assets are detailed below:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Operating expenses, net of rental income	$429	$331	$571
Loss on write-down on foreclosed real estate	257	2,060	860
Net (gain) loss on sales of real estate	649	(116)	(51)
Total	$1,335	$2,275	$1,380

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment. The Company analyzes each tax position taken in its tax returns and determines the likelihood that the position will be realized. Only tax positions that are "more likely than not" to be realized can be recognized in the Company's financial statements. For tax positions that do not meet this recognition threshold, the Company will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any material unrecognized tax benefits or accrued interest or penalties at December 31, 2012 or 2011 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months. The Company's policy is to account for interest as a component of interest expense and penalties, if any, as a component of other expenses.

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

Per Share Data

Basic net income (loss) per common share represents income (loss) available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income (loss) per common share reflect additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income (loss) that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding common stock options and are determined using the treasury stock method.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company has entered into off-balance sheet financial instruments consisting of commitments to extend credit, commercial letters of credit and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

Cash Flow Information

For purposes of the statements of cash flows, the Company considers cash and due from banks, interest-bearing deposits and federal funds sold as cash and cash equivalents. Generally, federal funds, a component of cash and cash equivalents are purchased and sold for one-day periods. Cash paid during the years ended December 31, 2012, 2011 and 2010 for interest expense on deposits, borrowings and debt was $10.3 million, $14.9 million and $17.6 million, respectively. Income taxes paid totaled $3.3 million, $700,000 and $0 in 2012, 2011 and 2010, respectively.

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

Recent Accounting Standards

In May 2011, the FASB amended fair value measurement guidance to clarify its previous guidance for items such as: the application of the highest and best use concept to nonfinancial assets and liabilities; the application of fair value measurement to financial instruments classified in a reporting entity's stockholders' equity; and disclosure requirements regarding quantitative information about unobservable inputs used in the fair value measurements of level 3 assets. The update also creates an exception to fair value measurement guidance for entities which carry financial instruments within a portfolio or group, under which the entity is now permitted to base the price used for fair valuation upon a price that would be received to sell the net asset position or transfer a net liability position in an orderly transaction. In addition, the update allows for the application of premiums and discounts in a fair value measurement if the financial instrument is categorized in level 2 or 3 of the fair value hierarchy. Lastly, the updated standard contains new disclosure requirements regarding fair value amounts categorized as level 3 in the fair value hierarchy such as: disclosure of the valuation process used; effects of and relationships between unobservable inputs; usage of nonfinancial assets for purposes other than their highest and best use when that is the basis of the disclosed fair value; and categorization by level of items disclosed at fair value, but not measured at fair value for financial statement purposes. The effective date of this update for public entities was for interim and annual periods beginning after December 15, 2011. Early adoption was not permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.
In June 2011, the FASB updated the guidance on Comprehensive Income. The update prohibits the presentation of the components of comprehensive income in the statements of stockholders' equity. Reporting entities are allowed to present either: a statement of comprehensive income, which reports both net income and other comprehensive income; or separate statements of net income and other comprehensive income. Under previous GAAP, all three presentations were acceptable. In December of 2011, the FASB amended this guidance to defer the implementation date for the requirement to present all reclassifications between other comprehensive and net income on the face of the new statement or statements. The other provisions of this update were effective for fiscal years and interim periods beginning after December 31, 2011 for public entities. Early adoption was not permitted. The adoption of this guidance did not have a material impact on our consolidated financial statements.

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

Reclassifications

Certain amounts in the 2011 and 2010 financial statements have been reclassified to conform to the 2012 presentation format. Such reclassifications had no impact on the Company's net operations and stockholders' equity.

NOTE 2.	Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the FRB, against its deposit liabilities. The average amount of these reserve balances maintained for 2012 and 2011 was approximately $3.6 million and $10.9 million, respectively.  The Company has no due from balances with institutions in excess of FDIC insurance limitations.

NOTE 3.	Securities

The amortized cost and fair value of securities are summarized in the following tables:

	December 31, 2012
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$33,994	$19	$(252)	$33,761
Residential mortgage-backed securities	55,614	1,596	—	57,210
Agency collateralized mortgage obligations	547,641	9,971	(745)	556,867
Municipal securities	26,890	381	—	27,271
Total	$664,139	$11,967	$(997)	$675,109
Held to Maturity:
U.S. Government agency securities	$178,926	$700	$(363)	$179,263
Residential mortgage-backed securities	23,827	1,889	—	25,716
Agency collateralized mortgage obligations	49,051	1,587	—	50,638
Corporate debt securities	15,000	13	—	15,013
Municipal securities	2,979	62	—	3,041
Total	$269,783	$4,251	$(363)	$273,671

	December 31, 2011
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$22,500	$58	$—	$22,558
Residential mortgage-backed securities	21,087	325	—	21,412
Agency collateralized mortgage obligations	519,167	9,171	(175)	528,163
Private-label collateralized mortgage obligations	24,974	—	(1,968)	23,006
Corporate debt securities	19,952	—	(1,632)	18,320
Total	$607,680	$9,554	$(3,775)	$613,459
Held to Maturity:
U.S. Government agency securities	$97,750	$88	$—	$97,838
Residential mortgage-backed securities	37,658	2,769	—	40,427
Agency collateralized mortgage obligations	45,122	840	(1)	45,961
Corporate debt securities	15,000	—	(484)	14,516
Municipal securities	1,105	10	—	1,115
Total	$196,635	$3,707	$(485)	$199,857

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2012 are shown in the table that follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$10,000	$10,002
Due after one year through five years	—	—	5,000	5,011
Due after five years through ten years	19,367	19,510	60,000	60,001
Due after ten years	41,517	41,522	121,905	122,303
	60,884	61,032	196,905	197,317
Residential mortgage-backed securities	55,614	57,210	23,827	25,716
Agency collateralized mortgage obligations	547,641	556,867	49,051	50,638
Total	$664,139	$675,109	$269,783	$273,671

During 2012, the Company sold a total of 48 securities with a combined fair market value of $305.4 million. The Company realized net pretax gains of $1.1 million, with a related tax expense of $368,000. Of the total, 41 securities with a combined fair market value of $299.3 million had been classified as available for sale. Seven agency mortgage-backed securities (MBSs) with a fair market value of $6.1 million had been classified as held to maturity, however, in each case the current par value had paid down to less than 15% of its original par value so they could be sold without tainting the remaining held to maturity (HTM) portfolio. Securities sold from available for sale included eight private-label collateralized mortgage obligations (CMOs) with a combined fair market value of $20.1 million. The Company no longer owns any private-label CMOs. In addition to its sales, the Company had a total of 11 agency debentures and one corporate debenture called during 2012. The combined par value was $160.3 million and the Company realized no gain or loss on the calls.

During 2011, the Company sold a total of 13 securities with a combined fair market value of $126.2 million . All of the securities were U.S. agency CMOs. The Company realized net pretax gains of $350,000, with related tax expense of $119,000, on the combined sales. Of this total, 12 securities with a combined fair market value of $125.3 million had been classified as available for sale. One agency MBS with a fair market value of $852,000 had been classified as held to maturity, however, its current par value had paid down to less than 9% of its original par value, below the 15% threshold, so it could be sold without tainting the remaining HTM portfolio. Also during 2011, the Company had three agency debentures totaling $60.0 million called at par. The bonds had a combined market value of $60.0 million and no gain or loss was realized.

In 2010, the Company sold a total of 56 securities with a combined fair market value of $296.2 million and realized a net pretax gain of $2.8 million. Of this total, 53 securities with a combined fair market value of $292.9 million had been classified as available for sale. Two agency MBSs with a combined fair market value of $440,000 had been classified as held to maturity, however, their current par value had fallen to less than 15% of their original par value and could be sold without tainting the remaining HTM portfolio. One private-label CMO with a fair market value of $2.9 million had been classified as held to maturity. Previously, the Company had recognized an OTTI charge due to a projected credit loss of $3,000 and this deterioration in creditworthiness was the basis for selling the security without tainting the remaining HTM portfolio. Also during 2010, the Company had ten agency debentures and four municipal bonds called at par. The bonds had a combined market value of $106.6 million.

The Company does not maintain a trading portfolio and there were no transfers of securities between the AFS and HTM portfolios. The Company uses the specific identification method to record security sales.

At December 31, 2012 and 2011, securities with a carrying value of $713.6 million and $621.6 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the Company's gains and losses on the sales or calls of debt securities and losses recognized for the OTTI of investments:

(in thousands)	Gross Realized Gains	Gross Realized (Losses)	OTTI Credit Losses	Net Gains (Losses)
Years Ended:
December 31, 2012	$2,889	$(1,838)	$(649)	$402
December 31, 2011	983	(633)	(324)	26
December 31, 2010	6,690	(3,889)	(962)	1,839

In determining fair market values for its portfolio holdings, the Company receives information from a third party provider which management evaluates and corroborates using amounts from one of its securities brokers. Under the current guidance, these values are considered Level 2 inputs, based upon mathematically derived matrix pricing and observed data from similar assets. They are not Level 1 direct quotes, nor do they reflect Level 3 inputs that would be derived from internal analysis or judgment. As the Company does not manage a trading portfolio and typically only sells from its AFS portfolio in order to manage interest rate risk or credit exposure, direct quotes, or street bids, are warranted on an as-needed basis only.

The following tables show the fair value and gross unrealized losses associated with the Company's investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2012
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$24,748	$(252)	$—	$—	$24,748	$(252)
Agency CMOs	53,274	(745)	—	—	53,274	(745)
Total	$78,022	$(997)	$—	$—	$78,022	$(997)
Held to Maturity:
U.S. Government agency securities	$57,572	$(363)	$—	$—	$57,572	$(363)
Total	$57,572	$(363)	$—	$—	$57,572	$(363)

	December 31, 2011
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
Agency CMOs	$49,793	$(175)	$—	$—	$49,793	$(175)
Private-label CMOs	6,017	(268)	16,989	(1,700)	23,006	(1,968)
Corporate debt securities	18,320	(1,632)	—	—	18,320	(1,632)
Total	$74,130	$(2,075)	$16,989	$(1,700)	$91,119	$(3,775)
Held to Maturity:
Agency CMOs	$1,312	$(1)	$—	$—	$1,312	$(1)
Corporate debt securities	14,516	(484)	—	—	14,516	(484)
Total	$15,828	$(485)	$—	$—	$15,828	$(485)

The Company's investment securities portfolio consists primarily of U.S. Government agency securities, U.S. Government sponsored agency MBSs, agency CMOs, municipal bonds and corporate bonds of the financial sector. The Company considers securities of the U.S. Government sponsored agencies and the U.S. Government MBSs/CMOs to have little credit risk because their principal and interest payments are backed by an agency of the U.S. Government.

As of December 31, 2012, the Company owned 12 securities that were in an unrealized loss position. These included five agency debentures and seven agency CMOs. All are backed by a government sponsored entity (GSE) and any unrealized losses are assumed to be related to a combination of the general level of interest rates and accelerating prepayments. The full and timely payment of all principal and interest is expected.

As previously mentioned, the Company sold eight private-label CMOs from its AFS portfolio during 2012. Two of the securities had never incurred an OTTI loss due to credit and, as such, there was never a stated intent to hold the securities until fair market value recovered. They were sold at a combined $84,000 pretax loss in an effort to reduce the Company's credit exposure. Three private-label CMOs that were sold had previously incurred OTTI losses due to credit and the Company had a stated intent to hold until recovery of fair market value. The recovery did occur and they were sold, realizing a combined pretax gain of $28,000. The three remaining private-label CMOs had previously incurred OTTI losses due to credit and the Company had intended to hold the bonds until recovery of fair market value, however, all of their respective credit positions had deteriorated significantly. Two of the bonds began to incur actual losses and were downgraded to default status. Because of the deterioration in status, it was predetermined the Company could sell the positions without tainting its assertion to hold until recovery. The three bonds were sold at a combined pretax loss of $1.2 million. As mentioned above, the Company's investment portfolio no longer contains any private-label CMOs.

The tables below rolls forward the cumulative life to date credit losses which have been recognized in earnings for the private-label CMOs previously mentioned for the years ended December 31, 2012, 2011 and 2010, respectively:

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2012	$2,949	$—	$2,949
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	649	—	649
Reduction due to credit impaired securities sold	(3,598)	—	(3,598)
Cumulative OTTI credit losses recognized for securities still held at December 31, 2012	$—	$—	$—

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2011	$2,625	$—	$2,625
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	324	—	324
Cumulative OTTI credit losses recognized for securities still held at December 31, 2011	$2,949	$—	$2,949

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2010	$2,338	$3	$2,341
Additions for which OTTI was not previously recognized	675	—	675
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	287	—	287
Reduction due to credit impaired security sold	(675)	(3)	(678)
Cumulative OTTI credit losses recognized for securities still held at December 31, 2010	$2,625	$—	$2,625

NOTE 4.	Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an allowance for loan losses (allowance or ALL) and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan or to the first review date if the loan is on demand. Certain qualifying loans of the Bank totaling $319.0 million at December 31, 2012, collateralize a letter of credit, a line of credit commitment and a long-term borrowing the Bank has with the FHLB.

A summary of the Bank's loans receivable at December 31, 2012 and 2011 is as follows:

	December 31,
(in thousands)	2012	2011
Commercial and industrial	$376,988	$321,988
Commercial tax-exempt	92,202	81,532
Owner occupied real estate	268,372	279,372
Commercial construction and land development	100,399	103,153
Commercial real estate	394,404	364,405
Residential	83,899	83,940
Consumer	212,533	202,278
	1,528,797	1,436,668
Less: allowance for loan losses	25,282	21,620
Net loans receivable	$1,503,515	$1,415,048

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rates and collateralization, as those prevailing at the time for comparable loans with persons not related to the lender and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $14.2 million and $11.4 million at December 31, 2012 and 2011, respectively. During 2012, $6.9 million of new advances were made and repayments totaled $4.1 million.

The following table summarizes nonaccrual loans by loan type at December 31, 2012 and 2011:

	December 31,
(in thousands)	2012	2011
Nonaccrual loans:
Commercial and industrial	$11,289	$10,162
Commercial tax-exempt	—	—
Owner occupied real estate	3,119	2,895
Commercial construction and land development	6,300	8,511
Commercial real estate	5,659	7,820
Residential	3,203	2,912
Consumer	2,846	1,829
Total nonaccrual loans	$32,416	$34,129

Generally, the Bank's policy is to move a loan to nonaccrual status when it becomes 90 days past due or when the Company does not believe it will collect all of its principal and interest payments. In addition, when a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the ALL. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. If a loan is substandard and accruing, accrued interest is recognized as income. Once a loan is on nonaccrual status, it is not returned to accrual status unless the loan has been current for at least six consecutive months and the borrower and/or any guarantors demonstrate the ability to repay the loan. Under certain circumstances such as bankruptcy, if a loan is under collateralized, or if the borrower and/or guarantors do not show evidence of the ability to pay, the loan may be placed on nonaccrual status even though it is not past due by 90 days or more. Therefore, the total nonaccrual loan balance of $32.4 million exceeds the balance of total loans that are 90 days past due of $15.0 million at December 31, 2012 as presented in the aging analysis tables that follow.

No additional funds were committed on nonaccrual loans including restructured loans that were nonaccruing. Typically, commitments are canceled and no additional advances are made when a loan is placed on nonaccrual.

The following table is an age analysis of past due loan receivables as of December 31, 2012 and 2011:

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2012
Commercial and industrial	$368,769	$1,096	$3,256	$3,867	$8,219	$376,988	$30
Commercial tax-exempt	92,202	—	—	—	—	92,202	—
Owner occupied real estate	265,817	610	353	1,592	2,555	268,372	—
Commercial construction and land development	89,250	4,251	4,318	2,580	11,149	100,399	188
Commercial real estate	386,821	3,846	78	3,659	7,583	394,404	—
Residential	76,587	4,303	1,252	1,757	7,312	83,899	—
Consumer	208,335	2,277	410	1,511	4,198	212,533	2
Total	$1,487,781	$16,383	$9,667	$14,966	$41,016	$1,528,797	$220

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2011
Commercial and industrial	$317,016	$696	$1,083	$3,193	$4,972	$321,988	$—
Commercial tax-exempt	81,532	—	—	—	—	81,532	—
Owner occupied real estate	274,720	2,423	328	1,901	4,652	279,372	—
Commercial construction and land development	94,160	470	219	8,304	8,993	103,153	—
Commercial real estate	354,818	2,191	1,272	6,124	9,587	364,405	—
Residential	75,841	4,587	607	2,905	8,099	83,940	621
Consumer	199,671	1,314	350	943	2,607	202,278	71
Total	$1,397,758	$11,681	$3,859	$23,370	$38,910	$1,436,668	$692

The past due portfolio is constantly moving through collection efforts, restructuring when appropriate, foreclosure or ultimately charged off. During 2012, $18.9 million of past due loans at December 31, 2011 either improved to current status or were paid off by December 31, 2012.  Additionally, $4.4 million of those loans past due at December 31, 2011, were charged off and another $2.7 million were moved to foreclosed real estate. Conversely, $28.6 million of current loans as of December 31, 2011, became delinquent and were reported as past due at December 31, 2012. Out of this $28.6 million total, $6.1 million were 90 days past due or greater, $9.1 million were 60-89 days past due while the remainder, or $13.4 million, were 30-59 days past due at December 31, 2012.

The commercial and industrial loan category had the most significant increase in past due status since December 31, 2011. Included in this change from current to past due status, was a $2.5 million commercial and industrial loan that was past due and impaired with a specific reserve of $1.0 million at December 31, 2012. The increase in commercial construction and land development was primarily the result of 3 related impaired loans that moved from current at December 31, 2011 to between 30 and 89 days past due at December 31, 2012. A specific reserve of $300,000 was established for the relationship. The decreases in total past due of the owner occupied and commercial real estate categories were largely the result of $1.3 million and $1.7 million of loans that were past due at December 31, 2011 and were charged off or moved to foreclosed real estate during 2012, respectively.

A summary of the ALL and balance of loans receivable by loan class and by impairment method as of December 31, 2012 and 2011 is detailed in the tables that follow.

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construc-tion and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total

December 31, 2012
Allowance for loan losses:
Individually evaluated for impairment	$2,399	$—	$1,451	$2,470	$800	$—	$—	$—	$7,120
Collectively evaluated for impairment	7,560	83	678	4,752	3,183	324	793	789	18,162
Total ALL	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282
Loans receivable:
Loans evaluated individually	$13,082	$—	$3,380	$15,549	$17,136	$4,163	$3,331	$—	$56,641
Loans evaluated collectively	363,906	92,202	264,992	84,850	377,268	79,736	209,202	—	1,472,156
Total loans receivable	$376,988	$92,202	$268,372	$100,399	$394,404	$83,899	$212,533	$—	$1,528,797

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total
December 31, 2011
Allowance for loan losses:
Individually evaluated for impairment	$1,000	$—	$30	$2,600	$—	$—	$—	$—	$3,630
Collectively evaluated for impairment	7,400	79	699	5,240	3,241	435	831	65	17,990
Total ALL	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620
Loans receivable:
Loans evaluated individually	$15,504	$—	$7,492	$23,216	$12,117	$3,346	$1,829	$—	$63,504
Loans evaluated collectively	306,484	81,532	271,880	79,937	352,288	80,594	200,449	—	1,373,164
Total loans receivable	$321,988	$81,532	$279,372	$103,153	$364,405	$83,940	$202,278	$—	$1,436,668

The Bank may create a specific allowance for all of or a part of a particular loan in lieu of a charge-off or charge-down as a result of management's evaluation of impaired loans. In these instances, the Bank has determined that a loss is not imminent based upon available information surrounding the credit at the time of the analysis including, but not limited to, unresolved legal matters; however, management believes an allowance is appropriate to acknowledge the probable risk of loss.

Typically, commercial and industrial, commercial construction and land development and commercial real estate loans present a greater risk of nonpayment by a borrower than other types of loans.

Within the commercial loan portfolio, construction and land development and commercial real estate loans generally present the greatest risk of nonpayment by a borrower. The market value and cash flow of real estate, particularly real estate held for investment, can fluctuate significantly in a relatively short period of time. Commercial and industrial, tax-exempt and owner occupied real estate loans generally carry a lower risk factor because the repayment of these loans relies primarily on the cash flow from a business which is more stable and predictable. However, the significance and duration of the economic downturn caused the Bank to experience an elevated level of charge-offs in the commercial and industrial loan category in 2011.

Consumer loan collections are dependent on the borrower's continued financial stability and thus are more likely to be affected by adverse personal circumstances. Consumer and residential loans are also impacted by the market value of real estate. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. The risk of nonpayment is affected by changes in economic conditions, the credit risks of a particular borrower, the duration of the loan and, in the case of a collateralized loan, uncertainties as to the value of the collateral and other factors.

Management bases its quantitative analysis of probable future loan losses (when determining the ALL) on those loans collectively reviewed for impairment on a two-year period of actual historical losses. Management may increase or decrease the historical loss period at some point in the future based on the state of the economy and other circumstances.

The qualitative factors such as changes in levels and trends of charge-offs and delinquencies; material changes in the mix, volume or duration of the loan portfolio; changes in lending policies and procedures including underwriting standards; changes in the experience, ability and depth of lending management and other relevant staff; the existence and effect of any concentrations of credit; changes in the overall values of collateral; changes in the quality of the loan review program and changes in national and local economic trends and conditions among other things, are factors which have not been identified by the quantitative processes. The determination of qualitative factors inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience.

The following tables summarize the transactions in the ALL for the twelve months ended December 31, 2012 and 2011:

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2012
Balance at January 1	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620
Provision charged to operating expenses	3,634	4	2,165	243	2,498	193	639	724	10,100
Recoveries of loans previously charged-off	227	—	7	517	97	4	67	—	919
Loans charged-off	(2,302)	—	(772)	(1,378)	(1,853)	(308)	(744)	—	(7,357)
Balance at December 31	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2011
Balance at January 1	$9,679	$86	$910	$5,420	$4,002	$442	$702	$377	$21,618
Provision charged to operating expenses	6,510	(7)	13	13,038	76	113	1,161	(312)	20,592
Recoveries of loans previously charged-off	156	—	60	11	15	68	135	—	445
Loans charged-off	(7,945)	—	(254)	(10,629)	(852)	(188)	(1,167)	—	(21,035)
Balance at December 31	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620

The following table summarizes the transactions in the ALL for the twelve months ended December 31, 2010. The table is presented in summary as the FASB guidance issued in July 2010 related to an entity's allowance for credit losses and the credit quality of its financing receivables required the activity by portfolio segment be disclosed only for periods beginning on or after December 15, 2010.

Year Ended December 31,
(in thousands)	2010
Balance at beginning of year	$14,391
Provision charged to expense	21,000
Recoveries	522
Loans charged off	(14,295)
Balance at end of year	$21,618

The following table presents information regarding the Company's impaired loans as of December 31, 2012 and 2011:

	December 31, 2012			December 31, 2011
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Loans with no related allowance:
Commercial and industrial	$7,426	$11,746	$—	$14,504	$19,672	$—
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	1,929	2,301	—	7,000	8,845	—
Commercial construction and land development	7,716	8,500	—	11,203	19,756	—
Commercial real estate	12,965	14,619	—	12,117	12,390	—
Residential	4,163	4,423	—	3,346	3,729	—
Consumer	3,331	3,547	—	1,829	2,168	—
Total impaired loans with no related allowance	37,530	45,136	—	49,999	66,560	—
Loans with an allowance recorded:
Commercial and industrial	5,656	6,526	2,399	1,000	1,000	1,000
Owner occupied real estate	1,451	1,451	1,451	492	659	30
Commercial construction and land development	7,833	7,833	2,470	12,013	12,013	2,600
Commercial real estate	4,171	4,172	800	—	—	—
Total impaired loans with an allowance recorded	19,111	19,982	7,120	13,505	13,672	3,630
Total impaired loans:
Commercial and industrial	13,082	18,272	2,399	15,504	20,672	1,000
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	3,380	3,752	1,451	7,492	9,504	30
Commercial construction and land development	15,549	16,333	2,470	23,216	31,769	2,600
Commercial real estate	17,136	18,791	800	12,117	12,390	—
Residential	4,163	4,423	—	3,346	3,729	—
Consumer	3,331	3,547	—	1,829	2,168	—
Total impaired loans	$56,641	$65,118	$7,120	$63,504	$80,232	$3,630

Total impaired loans decreased by $6.9 million as of December 31, 2012 compared to December 31, 2011. Of those loans deemed to be impaired at December 31, 2011, $7.5 million were either charged off or transferred to foreclosed assets in 2012. Impaired loans without a specific reserve at December 31, 2011 totaling $22.8 million remained impaired without a specific reserve at December 31, 2012, while $4.3 million of impaired loans with specific reserves at December 31, 2011 remained impaired with a specific reserve at December 31, 2012.  A total of $18.8 million of loans were downgraded in 2012 and deemed to be impaired subsequent to December 31, 2011 while $7.3 million in loans had credit improvements in 2012 and were no longer considered impaired at December 31, 2012. Of the $18.8 million downgraded loans, $6.7 million had a specific reserve as of December 31, 2012. Impaired loans totaling $9.2 million as of December 31, 2011, subsequently paid off in 2012.

In addition, a portion of one loan totaling approximately $7.7 million with a specific allowance at December 31, 2011 was recategorized from the commercial construction and land development category to the commercial real estate category as a result of a portion of the loan converting to permanent mortgage status. This change accounts for the decrease in the commercial construction and land development category with a specific allowance.

The following table presents additional information regarding the Company's impaired loans for the twelve months ended December 31, 2012 and 2011:

	December 31, 2012		December 31, 2011
(in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance:
Commercial and industrial	$11,567	$171	$12,901	$141
Commercial tax-exempt	—	—	—	—
Owner occupied real estate	3,846	150	5,333	191
Commercial construction and land development	10,319	510	11,803	231
Commercial real estate	12,434	319	9,500	192
Residential	3,994	43	3,557	6
Consumer	2,539	18	1,945	—
Total impaired loans with no related allowance	44,699	1,211	45,039	761
Loans with an allowance recorded:
Commercial and industrial	5,258	—	7,974	—
Owner occupied real estate	1,571	—	453	—
Commercial construction and land development	11,375	—	4,637	—
Commercial real estate	655	—	—	—
Total impaired loans with an allowance recorded	18,859	—	13,064	—
Total impaired loans:
Commercial and industrial	16,825	171	20,875	141
Commercial tax-exempt	—	—	—	—
Owner occupied real estate	5,417	150	5,786	191
Commercial construction and land development	21,694	510	16,440	231
Commercial real estate	13,089	319	9,500	192
Residential	3,994	43	3,557	6
Consumer	2,539	18	1,945	—
Total impaired loans	$63,558	$1,211	$58,103	$761

Impaired loans averaged approximately $63.6 million, $58.1 million and $74.6 million during 2012, 2011 and 2010, respectively. All nonaccrual loans are considered impaired and interest income is handled as discussed earlier in the nonaccrual section of this Note. Interest income continued to accrue on impaired loans that were still accruing and totaled $1.2 million, $761,000 and $1.3 million during 2012, 2011 and 2010, respectively.

The Bank assigns loan risk ratings as credit quality indicators of its loan portfolio: pass, special mention, substandard accrual, substandard nonaccrual and doubtful. Monthly, we track commercial loans that are no longer pass rated. We review the cash flow, operating results and financial condition of the borrower and any guarantors, as well as the collateral position against established policy guidelines as a means of providing a targeted list of loans and loan relationships that require additional attention within the loan portfolio. Special mention loans are those loans that are currently adequately protected, but potentially weak. The potential weaknesses may, if not corrected, weaken the loan's credit quality or inadvertently jeopardize our credit position in the future.  Substandard accrual and substandard nonaccrual assets are characterized by well-defined weaknesses that jeopardize the liquidation of the debt and by the possibility that the Bank will sustain some loss if the weaknesses are not corrected. Substandard accrual loans would move from accrual to nonaccrual when the Bank does not believe it will collect all of its contractual principal and interest payments. Some identifiers used to determine the collectibility are as follows: when the loan is 90 days past due in principal or interest, there are triggering events in the borrower's or any guarantor's financial statements that show continuing deterioration, the borrower's or any guarantor's source of repayment is depleting, or if bankruptcy or other legal matters are present, regardless if the loan is 90 days past due or not. Doubtful loans have all of the weaknesses inherent in those classified as substandard accrual and substandard nonaccrual with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. Pass rated loans are reviewed throughout the year through the recurring review process of an independent loan review function and through the application of other credit metrics.
Credit quality indicators for commercial loans broken out by loan type are presented in the following tables for the years ended December 31, 2012 and 2011. There were no loans classified as doubtful for the years ended December 31, 2012 or December 31, 2011.

	December 31, 2012
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$335,463	$6,120	$24,116	$11,289	$—	$376,988
Commercial tax-exempt	92,202	—	—	—	—	92,202
Owner occupied real estate	253,338	4,160	7,755	3,119	—	268,372
Commercial construction and land development	81,219	5,046	7,834	6,300	—	100,399
Commercial real estate	379,313	574	8,858	5,659	—	394,404
Total	$1,141,535	$15,900	$48,563	$26,367	$—	$1,232,365

	December 31, 2011
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$280,884	$9,176	$21,766	$10,162	$—	$321,988
Commercial tax-exempt	77,657	3,875	—	—	—	81,532
Owner occupied real estate	263,001	2,887	10,589	2,895	—	279,372
Commercial construction and land development	76,374	3,071	15,197	8,511	—	103,153
Commercial real estate	349,786	794	6,005	7,820	—	364,405
Total	$1,047,702	$19,803	$53,557	$29,388	$—	$1,150,450

Loans, other than pass rated loans, totaling $28.4 million at December 31, 2011, improved their credit quality rating during 2012 while an additional $4.6 million of such loans were charged off or transferred to foreclosed assets in 2012. Pass rated loans totaling $34.4 million at December 31, 2011 were downgraded during 2012.

Consumer credit exposures are rated as performing or nonperforming as detailed below at December 31, 2012 and 2011:

	December 31, 2012
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$80,696	$3,203	$83,899
Consumer	209,687	2,846	212,533
Total	$290,383	$6,049	$296,432

	December 31, 2011
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$81,028	$2,912	$83,940
Consumer	200,449	1,829	202,278
Total	$281,477	$4,741	$286,218

A TDR is a loan of which the contractual terms have been modified, resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties, in order for the Bank to have a greater chance of collecting the indebtedness from the borrower.  An additional benefit to the Bank in granting a concession is to possibly avoid foreclosure or repossession of loan collateral at a time when collateral values are low.

The following table presents the recorded investment at the time of restructure of new TDRs and their concession, modified during the twelve month periods ended December 31, 2012 and 2011. The recorded investment at the time of restructure was the same pre-modification and post-modification, therefore there was no financial effect of the modification on the recorded investment. The loans included are considered TDRs as a result of the Bank implementing one or more of the following concessions: granting a material extension of time, entering into a forbearance agreement, adjusting the interest rate, accepting interest only payments for an extended period of time, a change in the amortization period or a combination of any of these concessions.

New TDRs with Concession Type:	Twelve Months Ended
	December 31, 2012		December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment at Time of Restructure	Number of Contracts	Recorded Investment at Time of Restructure
Commercial and industrial:
Material extension of time	1	$1,262	2	$629
Forbearance agreement	—	—	4	12,456
Interest rate adjustment	1	3,404	—	—
Change in amortization period	—	—	4	405
Combination of concessions	2	3,231	—	—
Total commercial and industrial	4	7,897	10	13,490
Owner occupied real estate:
Forbearance agreement	—	—	1	87
Combination of concessions	1	1,451	—	—
Total owner occupied real estate	1	1,451	1	87
Commercial construction and land development:
Material extension of time	5	3,396	16	10,932
Forbearance agreement	—	—	1	231
Combination of concessions	1	3,546	—	—
Total commercial construction and land development	6	6,942	17	11,163
Commercial real estate:
Material extension of time	1	68	—	—
Forbearance agreement	—	—	1	93
Interest rate adjustment	—	—	1	1,194
Change in amortization period	—	—	3	3,081
Combination of concessions	1	3,275	—	—
Total commercial real estate	2	3,343	5	4,368
Residential:
Material extension of time	2	329	—	—
Interest rate adjustment	—	—	1	195
Change in amortization period	—	—	1	355
Combination of concessions	1	195	1	78
Total residential	3	524	3	628
Consumer:
Material extension of time	4	426	—	—
Combination of concessions	2	182	—	—
Total consumer	6	608	—	—
Total	22	$20,765	36	$29,736

Two commercial construction and land development relationships identified as accruing TDRs had additional unused commitments totaling $14,000 at December 31, 2012 as compared to six commercial construction and land development relationships identified as accruing TDRs that had additional unused commitments totaling $778,000 and one commercial relationship that had an additional unused commitment available of $329,000 at December 31, 2011.

The following table represents loans receivable modified as TDRs within the twelve months previous to December 31, 2012 and 2011, respectively, which subsequently defaulted during the 12 month periods ended December 31, 2012 and 2011, respectively. The Bank's policy is to consider a loan past due or delinquent if payment is not received on or before the due date.

Troubled Debt Restructurings That Subsequently Payment Defaulted:	Twelve Months Ended
	December 31, 2012		December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial and industrial	3	$3,901	4	$5,531
Commercial tax-exempt	—	—	—	—
Owner occupied real estate	—	—	—	—
Commercial construction and land development	6	6,169	11	9,162
Commercial real estate	1	66	2	747
Residential	2	258	3	617
Consumer	4	308	—	—
Total	16	$10,702	20	$16,057

Of the 16 contracts that subsequently payment defaulted during the year ended December 31, 2012, 13 contracts totaling $6.1 million were still in payment default at December 31, 2012. Seven of the 13 contracts totaling $1.3 million were less than 30 days past due.

All TDRs are considered impaired and, therefore, are individually evaluated for impairment in the calculation of the ALL. Prior to their classification as TDRs, certain of these loans had been collectively evaluated for impairment in the calculation of the ALL.

NOTE 5.	Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of the Company's customers. Standby letters of credit commit the Company to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate the customers' normal course of business transactions. Standby performance letters of credit are written conditional commitments issued by the Company to guarantee the performance of a customer to a third party. Historically, almost all of the Company's standby letters of credit expire unfunded.

The credit risk associated with letters of credit is essentially the same as that of traditional loan facilities and are subject to the Company's normal credit policies. Since the majority of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future funding requirements. Commitments generally have fixed expiration dates or other termination clauses. Management believes that the proceeds obtained through a liquidation of collateral, the enforcement of guarantees and normal collection activities against the borrower would be sufficient to cover the potential amount of future payment required under the corresponding letters of credit. The amount of the liability for guarantees under standby letters of credit issued was $48,000 and $0 as of December 31, 2012 and December 31, 2011, respectively.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2012	2011
Unfunded commitments of existing commercial loans	$308,721	$269,180
Unfunded commitments of existing consumer/residential loans	98,903	86,273
Standby letters of credit	34,052	36,455
Commitments to grant loans	4,862	11,658
Total	$446,538	$403,566

NOTE 6.	Concentrations of Credit Risk

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $548.2 million at December 31, 2012. Owner occupied real estate loans and loan commitments for commercial properties aggregated $274.0 million at December 31, 2012.

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

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for 2012, 2011 and 2010 was $5.8 million, $6.5 million and $6.1 million, respectively, and is computed on the straight-line method over the estimated useful lives of the related assets as listed in the table below. The estimated life for leasehold improvements is based on the shorter of the useful life or the lease term.

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	1 - 10
Computer equipment and software	3 - 8

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2012	2011
Land	$16,736	$15,386
Buildings	67,047	66,913
Construction in process	1,199	1,535
Leasehold improvements	2,677	2,583
Furniture, fixtures and equipment	32,938	32,073
	120,597	118,490
Less accumulated depreciation and amortization	41,809	36,376
Total	$78,788	$82,114

Land, buildings and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2032. Total rental expense for operating leases in 2012, 2011 and 2010 was $2.9 million, $3.1 million and $3.0 million, respectively. At December 31, 2012 future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2013	$2,504
2014	2,341
2015	2,262
2016	2,126
2017	1,958
Thereafter	17,000
Total minimum lease payments	$28,191

NOTE 8.	Deposits

The composition of the Bank's deposits at December 31, 2012 and 2011 is as follows:

	December 31,
(in thousands)	2012	2011
Noninterest-bearing demand	$455,000	$397,251
Interest checking and money market	1,133,765	1,038,760
Savings	444,976	406,896
Time certificates of $100,000 or more	103,980	105,751
Other time certificates	93,570	122,916
Total	$2,231,291	$2,071,574

At December 31, 2012, the scheduled maturities of time deposits are as follows:

(in thousands)
2013	$146,014
2014	31,681
2015	12,302
2016	3,735
2017	3,818
Thereafter	—
Total	$197,550

NOTE 9.	Short-term Borrowings

Short-term borrowings consist of one borrowing facility. The Bank has a line of credit commitment from the FHLB for borrowings up to $545.8 million and certain qualifying assets of the Bank collateralize the line. There was $113.2 million outstanding at December 31, 2012 and $65.0 million outstanding at December 31, 2011 on this line of credit. At December 31, 2012, $191.0 million of loans collateralized the outstanding balance. In addition, the Bank has available a $15.0 million federal funds line of credit with one correspondent bank and a $20.0 million federal funds line of credit with another correspondent bank as of December 31, 2012 and 2011 of which $0 was outstanding on both lines.

NOTE 10.	Long-term Debt

As part of the Company's Asset/Liability management strategy, management utilized a FHLB fixed borrowing product during the second quarter of 2011 when it obtained $25.0 million in borrowings with a two year maturity due March 18, 2013 and an interest rate of 1.01%. There was $25.0 million outstanding on this borrowing at December 31, 2012 which was collateralized by $42.2 million of loans of the Bank.

On June 15, 2000, the Company issued $5.0 million of 11% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in the Trust, of which the

Company owned 100% of the common equity. During the fourth quarter of 2011, the Company repurchased and retired the $5.0 million of Trust Capital Securities and incurred a $75,000 early repayment charge.

On September 28, 2001, the Company issued $8.0 million of 10% fixed rate Trust Capital Securities to Commerce Bancorp LLC through Trust II, a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in Trust II of which the Company owned 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guaranteed the Trust Capital Securities. Interest on the debt was payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The Trust Capital Securities were scheduled to mature on September 28, 2031. The Company had the option to redeem in whole or in part beginning on or after September 28, 2011 at a premium to the principal amount plus accrued interest, with the redemption price set to decline annually until September 2021, at which time the securities could be redeemed at 100% of the principal. During the fourth quarter of 2012, the Company repurchased and retired the $8.0 million of Trust Capital Securities and incurred a $140,000 early repayment charge.

On September 29, 2006, the Company issued $15.0 million of 7.75% fixed rate Trust Capital Securities to TD Bank, N.A. through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly with similar terms as in Trust II. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company on or after September 29, 2011 at 100% of the principal plus accrued interest, if any. All $15.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

The remaining $800,000 in long-term debt represents the Company's ownership interest in the one remaining nonbank subsidiary Trust.

The scheduled maturities for long-term debt over the next five years and thereafter are as follows:

(in thousands)
2013-2017	$25,000
Thereafter	15,800
Total	$40,800

NOTE 11.	Income Taxes

A reconciliation of the provision (benefit) for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Provision (benefit) at statutory rate on pretax income (loss)	$5,533	$(392)	$(3,017)
Tax-exempt income on loans and investments	(1,390)	(1,314)	(1,446)
Exercise of nonqualified stock options	—	—	(25)
Stock-based compensation	203	222	209
Merger related expenses	—	—	(358)
Civil money penalty	525	—	—
Other	43	40	101
Total	$4,914	$(1,444)	$(4,536)

The statutory tax rate used to calculate the provision in 2012 was 35%, and used to calculate the benefit in 2011 and 2010 was 34%.

The components of income tax expense (benefit) are as follows:

	Years Ended December 31,
(in thousands)	2012	2011	2010
Current expense	$4,796	$67	$236
Deferred expense (benefit)	118	(1,511)	(4,772)
Total	$4,914	$(1,444)	$(4,536)

The components of the net deferred tax asset were as follows:

	December 31,
(in thousands)	2012	2011
Deferred tax assets:
Allowance for loan losses	$8,596	$7,351
Other-than-temporary losses	—	1,003
Stock-based compensation	1,094	923
Nonaccrual interest	1,605	2,002
Foreclosed real estate write-downs	—	703
Income from LLC subsidiary	—	254
Other	447	486
Total deferred tax assets	11,742	12,722
Deferred tax liabilities:
Premises and equipment	(3,762)	(4,486)
Unrealized gains on securities	(3,730)	(1,965)
Prepaid expenses	(254)	(395)
Deferred loan fees	(971)	(968)
Total deferred tax liabilities	(8,717)	(7,814)
Net deferred tax asset	$3,025	$4,908

At December 31, 2012, the Company had a net deferred tax asset of $3.0 million. An analysis was conducted to determine if a valuation allowance against its deferred tax assets was required. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the cumulative losses in previous years to make the assessment. Management concluded that a valuation allowance was not necessary at December 31, 2012.

Tax expense of $368,000, $119,000 and $952,000 was recognized on net securities gains during 2012, 2011 and 2010, respectively. For 2010, the Company received a tax benefit on its federal income tax return totaling $25,000 related to the exercise of nonqualified stock options and disqualified dispositions of employee stock from options exercised. It did not receive such a tax benefit during 2012 and 2011. The Company, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2009.

NOTE 12.	Stockholders' Equity

At December 31, 2012 and 2011 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock was issued and outstanding. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has a dividend reinvestment and stock purchase plan (the Plan). Holders of the Company's common stock may participate in the Plan in which reinvested dividends and voluntary cash payments of not less than $100 per month and not more than $10,000 per month may be reinvested in additional common shares. Officers are eligible to participate immediately and employees who have been continuously employed for at least one year are also eligible to participate in the Plan. The minimum investment is $25 per month for employees and $50 for officers with a maximum of $10,000 per month. Prior to January 1, 2012 the maximum monthly purchase amount was $25,000. During 2011, 500,000 additional shares were registered to the Plan. A total of 5,917, 376,962 and 288,559 common shares were issued pursuant to this Plan in 2012, 2011 and 2010, respectively. At December 31, 2012, the Company had reserved approximately 516,000 common shares to be issued in connection with the Plan.

On August 6, 2009, Metro filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) which will allow the Company, from time to time, to offer and sell up to a total aggregate of $250.0 million of common stock, preferred stock, debt securities, or warrants, either separately or together in any combination. The shelf registration statement also registered trust preferred securities. The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) excludes from regulatory capital trust preferred securities issued after May 19, 2010. Consequently, Metro has no plans to issue additional trust preferred securities. While Metro has always been well-capitalized under federal regulatory guidelines, the shelf registration better positions the Company to take advantage of potential opportunities for growth and to address current economic conditions. See the table for risk-based and leverage capital amounts and ratios in Note 15.

NOTE 13.	Earnings (Loss) per Share

The following table sets forth the computation of basic and diluted earnings (loss) per share:

	For the Years Ended December 31,
	2012			2011			2010
(in thousands, except per share amounts)	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount	Loss	Weighted-average Shares	Per Share Amount
Basic earnings (loss) per share:
Net income (loss)	$10,894			$289			$(4,337)
Preferred stock dividends	(80)			(80)			(80)
Income (loss) available to common stockholders	10,814	14,128	$0.77	209	13,919	$0.02	(4,417)	13,563	$(0.33)
Effect of dilutive securities:
Stock options		—			—			—
Diluted earnings (loss) per share:
Income (loss) available to common stockholders plus assumed conversions	$10,814	14,128	$0.77	$209	13,919	$0.02	$(4,417)	13,563	$(0.33)

There were 1,273,731 common stock options excluded from the computation of diluted earnings per share for the year ended December 31, 2012 which were exercisable between the prices of $8.46 and $33.50 per option. For the year ended December 31, 2011 there were 1,076,067 options excluded from the computation of diluted earnings per share which were exercisable between the prices of $8.46 and $33.50 per option. There were 1,069,774 options excluded from the computation of diluted loss per share for the year ended December 31, 2010 which were exercisable between the prices of $11.55 and $33.50 per option. These options were excluded because of their anti-dilutive impact.

NOTE 14.	Stock Option Plans

In 2005, the board of directors adopted and the Company's stockholders approved the adoption of the 2006 Employee Stock Option Plan (the Plan) for the officers and employees of the Company. The Plan commenced January 1, 2006 and replaced the 1996 Employee Stock Option Plan, which expired December 31, 2005. The Plan covers 1,000,000 authorized shares of common stock reserved for issuance upon the exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options will be fixed by the board of directors, but will not be less than 100% of the fair market value of the stock at the date of grant. In addition, the Plan provides that the option price of nonqualified stock options (NQSO's) also will be fixed by the board of directors, however for NQSO's the option price may be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period and expire ten years after the grant date.

In 2000, the board of directors adopted and the Company's stockholders approved the adoption of the 2001 Directors' Stock Option Plan(the Directors' Plan). The Directors' Plan commenced January 1, 2001 and replaced the 1990 Directors' Stock Option Plan, which expired December 31, 2000. The stock Plan covered 343,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to nonemployee directors and expired on December 31, 2010. In 2010, the Company's stockholders approved the adoption of the 2011 Directors' Stock Option Plan (the Directors Plan). The Directors' Plan commenced January 1, 2011 and replaced the 2001 Directors' Plan which expired December 31, 2010. The Directors' Plan covers 200,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors,  directors emeritus, advisory directors, consultants and others with outstanding abilities to help the Company and will expire on December 31, 2020. Under the Company's Directors' Plan, nonemployee directors of the Company, consultants and others who are not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the board of directors, of the Company's common stock during each year in which the director serves on the board. The Directors' Plan provides that the option price will be fixed by the board of directors, but will not be less than 100% of the fair market value of the stock on the date of the grant.

As of December 31, 2012, there was $2.1 million of total unrecognized compensation cost related to nonvested stock option awards. The expense will be incurred over the next four year period with a weighted-average period of 2.4 years. Cash received from the exercise of options for both 2012 and 2011 was $0 and was $78,000 for 2010.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of the Company's stock options. The Company used the Black-Scholes model and the following weighted-average assumptions for 2012, 2011 and 2010, respectively: risk-free interest rates of 1.7%, 3.0% and 3.3%; volatility factors of the expected market price of the Company's common stock of 48%, 46% and 45%; assumed forfeiture rates of 9.04%, 1.67% and 1.72%; weighted-average expected lives of the options of 7.5 years for the three years presented and no cash dividends. Based upon these assumptions, the weighted-average fair value of options granted was $5.99, $6.42 and $6.47 per option share for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recorded compensation expense of approximately $1.1 million for the year ended December 31, 2012 compared to $1.2 million for both the years ended December 31, 2011 and 2010, respectively. The tax benefit associated with compensation expense was $171,000, $203,000 and $214,000 for 2012, 2011 and 2010, respectively.

Combined stock option transactions under both Plans were as follows:

	Years Ended December 31,
	2012		2011		2010
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,076,067	$20.86	1,069,774	$21.74	1,030,267	$22.92
Granted	241,575	11.50	242,300	12.01	192,900	12.31
Exercised	—	—	—	—	(13,508)	7.92
Forfeited/expired	(43,911)	17.25	(236,007)	15.76	(139,885)	18.75
Outstanding at end of year	1,273,731	$19.21	1,076,067	$20.86	1,069,774	$21.74
Exercisable at December 31	789,129	$23.58	670,258	$25.08	663,259	$24.63
Options available for grant at December 31	327,184		549,003		511,525
Weighted-average fair value of options granted during the year		$5.99		$6.42		$6.47

Options exercisable and outstanding at December 31, 2012 had an intrinsic value of $125,000. There were no options exercised in 2012 and 2011. The intrinsic value of options exercised was $77,000 in 2010.

The Company allows for option exercises to be paid for in cash or in whole or in part with Metro stock owned by the optionee. The value of the stock used to exercise the options is the fair market value on the date of exercise. Stock option exercises paid for with the Company's stock was 2,130 shares for the year ended December 31, 2010.

Exercise prices for options outstanding as of December 31, 2012 are presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $8.46 to $16.41	704,241	$12.68	7.9 years	220,016	$13.99
Options with exercise prices ranging from $16.42 to $25.38	170,835	21.86	0.7 years	170,458	21.86
Options with exercise prices ranging from $25.39 to $33.50	398,655	29.61	3.8 years	398,655	29.61
Total options outstanding with exercise prices ranging from $8.46 to $33.50	1,273,731	$19.21	5.6 years	789,129	$23.58

The remaining weighted-average contractual life for options exercisable at December 31, 2012 is 4.0 years.

The following table represents nonvested options as of December 31, 2012:

		Number of Shares	Weighted Avg. Grant Date Fair Value
Nonvested options,	December 31, 2011	405,809	$6.84
Granted		241,575	5.99
Vested		(149,200)	7.49
Forfeited		(13,582)	6.10
Nonvested options,	December 31, 2012	484,602	$6.24

NOTE 15.	Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2012, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2012 the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2012 and 2011 for the Company and the Bank:

	Actual			For Capital Adequacy Purposes				To Be Well-Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company as of December 31, 2012
Risk-based capital ratios:
Total capital	$264,944	15.22%	≥	$139,227	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	243,147	13.97	≥	69,614	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	243,147	9.61	≥	101,172	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2012
Risk-based capital ratios:
Total capital	$253,852	14.59%	≥	$139,160	≥	8.0%	≥	$173,950	≥	10.0%
Tier 1 capital	232,065	13.34	≥	69,580	≥	4.0	≥	104,370	≥	6.0
Leverage ratio	232,065	9.18	≥	101,167	≥	4.0	≥	126,459	≥	5.0
Company as of December 31, 2011
Risk-based capital ratios:
Total capital	$260,405	15.36%	≥	$135,637	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	239,206	14.11	≥	67,818	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	239,206	9.99	≥	95,797	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2011
Risk-based capital ratios:
Total capital	$238,919	14.12%	≥	$135,358	≥	8.0%	≥	$169,197	≥	10.0%
Tier 1 capital	217,764	12.87	≥	67,679	≥	4.0	≥	101,518	≥	6.0
Leverage ratio	217,764	9.10	≥	95,747	≥	4.0	≥	119,684	≥	5.0

On April 29, 2010, the Bank consented and agreed to the issuance of a Consent Order (Order) by the FDIC, the Bank's federal banking regulator and a substantially similar consent order by the Pennsylvania Department of Banking, which in 2012 was renamed the Pennsylvania Department of Banking and Securities (PaDOB). The Order required the Bank to take all necessary steps, consistent with the Order and sound banking practices, to correct and prevent certain unsafe or unsound banking practices and violations of law or regulation alleged by the FDIC to have been committed by the Bank. Among other things, the Order required certain analyses and assessments, including an analysis and assessment of the Bank Secrecy Act (BSA) and Office of Foreign Assets Control (OFAC) staffing needs and qualifications and an analysis and assessment of the independence and performance of the Company's directors and senior executive officers. It also required the development, adoption and implementation of a system of internal controls designed to ensure full compliance with BSA and OFAC provisions; training programs to ensure that all appropriate personnel are aware of and can comply with applicable requirements of BSA and OFAC provisions; periodic reviews by internal and external auditors of compliance with BSA and OFAC provisions; and a review by an independent third party of the Bank's compliance with the Order. The Bank paid a nonrecurring $1.5 million civil money penalty assessed by the FDIC during the third quarter of 2012 associated with alleged deficiencies as noted in the Order. The expense impact of the civil money penalty is included in the regulatory assessments line on the consolidated statement of operations for the year ended December 31, 2012. Most of the Order remediation related expenses were captured under the consulting fees line item and made up the majority of this line item on the consolidated statement of operations for the years ended December 31, 2011 and 2010. The Bank was informed on October 19, 2012 that the FDIC had terminated the Order effective October 16, 2012. Earlier in the year, the Bank was informed on May 30, 2012 that the PaDOB had terminated their substantially similar order effective April 12, 2012.

NOTE 16.	Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company currently provides a Safe Harbor matching contribution of 100% of the amount of the employee contribution up to 3% of the employee's salary and 50% of the amount of the employee contribution that exceeds 3% of the employee's salary for up to 5% of the employee's salary. In 2010, the Company's matching contribution was discretionary, not a Safe Harbor matching contribution and was set at 50% of the employee's salary deferral up to a maximum of 6% of the employee's salary. The amount charged to expense for employer matching contributions and administrative fees was $785,000, $703,000 and $490,000 in 2012, 2011 and 2010, respectively.

NOTE 17.	Fair Value Measurements

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

As required, financial and certain nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets that were measured at fair value on a recurring basis at December 31, 2012 and December 31, 2011, respectively, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
U.S. Government agency securities	$33,761	$—	$33,761	$—
Residential MBSs	57,210	—	57,210	—
Agency CMOs	556,867	—	556,867	—
Municipal securities	27,271	—	27,271	—
Securities available for sale	$675,109	$—	$675,109	$—

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
U.S. Government agency securities	$22,558	$—	$22,558	$—
Residential MBSs	21,412	—	21,412	—
Agency CMOs	528,163	—	528,163	—
Private-label CMOs	23,006	—	23,006	—
Corporate debt securities	18,320	—	18,320	—
Securities available for sale	$613,459	$—	$613,459	$—

As of December 31, 2012 and December 31, 2011, the Company did not have any liabilities that were measured at fair value on a recurring basis.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans are those that the Company has measured impairment of based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third party appraisals or valuations of the collateral properties. The discount rates used on collateral dependent loans vary based on the type of collateral. The range of discount rates used for real estate collateral ranges from 15% to 35%; inventory and equipment is generally discounted at 50% and accounts receivable are generally discounted by 20%. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. The fair value consists of the loan balance less any valuation allowance. The valuation allowance amount is calculated as the difference between the recorded investment in a loan and the present value of expected future cash flows or it is calculated based on discounted collateral values if the loan is collateral dependent.

At December 31, 2012, the cumulative fair value of seven impaired loans with individual allowance allocations totaled $12.0 million, net of valuation allowances of $7.1 million and the fair value of impaired loans that were partially charged off during 2012 totaled $4.2 million, net of charge-offs of $2.6 million. At December 31, 2011, the cumulative fair value of four impaired loans with individual allowance allocations totaled $9.9 million, net of valuation allowances of $3.6 million and impaired loans that were partially charged off during 2011 totaled $1.2 million, net of charge-offs of $10.1 million. The Company's impaired loans are more fully discussed in Note 4.

 Foreclosed Assets (Carried at Lower of Cost or Fair Value)

The fair value of real estate acquired through foreclosure is based on independent third party appraisals of the properties, less estimated selling costs. A standard discount rate of 15%, to cover estimated costs to sell the property, is generally used on the most recent appraisal to determine the fair value of the real estate. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. There were no foreclosed assets with valuation allowances recorded subsequent to initial foreclosure at December 31, 2012. At December 31, 2011, the carrying value of foreclosed assets, with valuation allowances recorded subsequent to initial foreclosure was $3.0 million which was net of a valuation allowance of $1.8 million.

The determination of the fair value of assets measured on a nonrecurring basis is sensitive to changes in economic conditions and can fluctuate in a relatively short period of time. For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used were as follows:

For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used were as follows:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Impaired loans with specific allocation	$11,991	$—	$—	$11,991
Impaired loans net of partial charge-offs	4,227	—	—	4,227
Foreclosed assets	—	—	—	—
Total	$16,218	$—	$—	$16,218

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2011
Impaired loans with specific allocation	$9,875	$—	$—	$9,875
Impaired loans net of partial charge-offs	1,151	—	—	1,151
Foreclosed assets	3,041	—	—	3,041
Total	$14,067	$—	$—	$14,067

The Company's policy is to recognize transfers between levels as of the beginning of the period. There were no transfers between levels 1 and 2 or between levels 2 and 3 for the twelve months ended December 31, 2012.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following valuation techniques were used to estimate the fair values of the Company's financial instruments at December 31, 2012 and 2011:

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

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices.  If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan. The Company did not write down any loans held for sale during the years ended December 31, 2012 and 2011.

Loans Receivable (Carried at Cost)

The fair value of loans receivable, excluding all nonaccrual loans and accruing loans deemed impaired with specific loan allowances, are estimated using a discounted cash flow analysis, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the respective loans. Projected future cash flows are calculated based upon contractual maturity, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investments in bank stock approximates fair value and considers the limited marketability of such securities. The restricted investments in bank stock consisted of FHLB and ACBB stock at December 31, 2012 and 2011.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest checking, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposits (CDs) are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Long-term debt was estimated using a discounted cash flow analysis, based on quoted prices from a third party broker for new debt with similar characteristics, terms and remaining maturity. The price for the certain long-term debt was obtained in an inactive market where these types of instruments are not traded regularly.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments were as follows at December 31, 2012 and 2011:

Fair Value Measurements at December 31, 2012
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$56,582	$56,582	$56,582	$—	$—
Securities	944,892	948,780	—	948,780	—
Loans, held for sale	15,183	15,415	—	—	15,415
Loans receivable, net	1,503,515	1,516,839	—	—	1,516,839
Restricted investments in bank stock	15,450	15,450	—	—	15,450
Accrued interest receivable	7,206	7,206	7,206	—	—
Financial liabilities:
Deposits	$2,231,291	$2,232,789	$—	$—	$2,232,789
Short-term borrowings	113,225	113,225	113,225	—	—
Long-term debt	40,800	35,629	—	—	35,629
Accrued interest payable	308	308	308	—	—
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—	—

Fair Value Measurements at December 31, 2011
(in thousands)	Carrying Amount	Fair Value
Financial assets:
Cash and cash equivalents	$55,073	$55,073
Securities	810,094	813,316
Loans, held for sale	9,359	9,474
Loans receivable, net	1,415,048	1,436,328
Restricted investments in bank stock	16,802	16,802
Accrued interest receivable	7,378	7,378
Financial liabilities:
Deposits	$2,071,574	$2,074,139
Short-term borrowings	65,000	65,000
Long-term debt	49,200	39,773
Accrued interest payable	487	487
Off-balance sheet instruments:
Standby letters of credit	$—	$—
Commitments to extend credit	—	—

NOTE 18.	Commitments and Contingencies

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

On November 10, 2008, Metro announced it had entered into a services agreement with Fiserv Solutions, Inc. (Fiserv). The agreement, effective November 7, 2008, is for a period of seven years, following the date Fiserv Services are first used by Client in live production, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of nonrenewal at least 180 days prior to the expiration date of the term. The initial investment with Fiserv was $3.4 million with a remaining expected obligation for support, license fees and processing services of $26.9 million over the next 3.5 years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 19.	Related Party Transactions

The Company has engaged in certain transactions with entities which are considered related parties. Payments for goods and services, including legal services, to these related parties totaled $907,000, $841,000 and $699,000 in 2012, 2011 and 2010, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

NOTE 20.	Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation, note that certain balances may not cross foot due to rounding:

	Three Months Ended
(in thousands, except per share amounts)	December 31	September 30	June 30	March 31

2012
Interest income	$24,096	$24,255	$24,625	$24,332
Interest expense	2,262	2,477	2,655	2,716
Net interest income	21,834	21,778	21,970	21,616
Provision for loan losses	2,150	2,500	2,950	2,500
Noninterest income	7,805	7,148	7,460	7,441
Net gains (loss) on sales of securities	92	(37)	12	984
Noninterest expense	22,486	23,053	22,674	22,931
Provision for federal income taxes	1,547	1,381	1,044	942
Net income	3,456	1,992	2,762	2,684
Net income per share:
Basic	$0.24	$0.14	$0.19	$0.19
Diluted	0.24	0.14	0.19	0.19

2011
Interest income	$24,726	$24,415	$24,659	$23,895
Interest expense	3,336	3,640	3,842	3,878
Net interest income	21,390	20,775	20,817	20,017
Provision for loan losses	3,350	13,750	1,700	1,792
Noninterest income	7,062	7,278	8,156	7,956
Net gains on sales of securities	—	7	309	34
Noninterest expense	21,731	23,355	24,621	24,307
Provision (benefit) for federal income taxes	888	(3,334)	660	342
Net income (loss)	2,483	(5,718)	1,992	1,532
Net income (loss) per share:
Basic	$0.18	$(0.41)	$0.14	$0.11
Diluted	0.18	(0.41)	0.14	0.11

NOTE 21.	Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
(in thousands)	2012	2011
Assets
Cash	$11,765	$19,641
Investment in subsidiaries:
Banking subsidiary	239,305	221,578
Nonbanking subsidiaries	800	1,200
Other assets	54	2,321
Total assets	$251,924	$244,740
Liabilities
Long-term debt	$15,800	$24,200
Other liabilities	737	520
Total liabilities	16,537	24,720
Stockholders' Equity
Preferred stock - Series A noncumulative; $10.00 par value; $1,000,000 liquidation preference;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2012: 14,131,263; 2011: 14,125,346)	14,131	14,125
Surplus	157,305	156,184
Retained earnings	56,311	45,497
Accumulated other comprehensive income	7,240	3,814
Total stockholders' equity	235,387	220,020
Total liabilities and stockholders' equity	$251,924	$244,740

Statements of Operations

	Years Ended December 31,
(in thousands)	2012	2011	2010
Income
Dividends from bank subsidiary	$—	$—	$—
Interest income	95	122	124
Debt prepayment charge	(140)	(75)	—
	(45)	47	124
Expenses
Interest expense	1,949	2,611	2,645
Other	1,441	2,293	1,149
	3,390	4,904	3,794
Loss before income tax benefit and equity in undistributed net income of subsidiaries	(3,435)	(4,857)	(3,670)
Income tax benefit	1,168	1,651	1,248
	(2,267)	(3,206)	(2,422)
Equity in undistributed net income (loss) of bank subsidiary	13,161	3,495	(1,915)
Net income (loss)	$10,894	$289	$(4,337)

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2012	2011	2010
Operating Activities
Net income (loss)	$10,894	$289	$(4,337)
Adjustments to reconcile net income (loss) to net cash (used in) provided by operating activities:
Amortization of financing costs	29	8	8
Stock-based compensation	1,082	1,250	1,244
Debt prepayment charge	140	75	—
Increase (decrease) in other liabilities	217	(108)	(4,742)
Decrease in other assets	2,625	1,990	610
Equity in undistributed net (income) loss of bank subsidiary	(13,161)	(3,495)	1,915
Net cash provided by (used in) operating activities	1,826	9	(5,302)
Investing Activities
Investment in bank subsidiary	(1,126)	(5,052)	(4,478)
Net cash used by investing activities	(1,126)	(5,052)	(4,478)
Financing Activities
Proceeds from common stock options exercised	—	—	78
Proceeds from issuance of common stock under stock purchase plan	44	3,802	3,156
Repayment of long-term debt	(8,540)	(5,275)	—
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash (used in) provided by financing activities	(8,576)	(1,553)	3,154
Decrease in cash and cash equivalents	(7,876)	(6,596)	(6,626)
Cash and cash equivalents at beginning of the year	19,641	26,237	32,863
Cash and cash equivalents at end of year	$11,765	$19,641	$26,237