Form 10-K, Exhibit 13
period 2013-12-31
METRO BANCORP, INC.
filed 2014-03-17
CIK 1085706

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations analyzes the major elements of our consolidated balance sheets and statements of operations. This section should be read in conjunction with our Consolidated Financial Statements and accompanying Notes.

Executive Summary

In 2013, Metro Bancorp, Inc. (Metro or the Company) achieved its highest annual net income in the Company's 28+ year history. Our net income of $17.3 million exceeded 2012 net income by $6.4 million, or 58%. Earnings per share rose 56% from $0.77 per diluted common share in 2012 to $1.20 per diluted common share for 2013.

Our record net loan growth for 2013 of $224 million, or 15%, reflects our ability to successfully grow the portfolio in a sometimes challenging economic environment. In 2013, we strived to maintain profitable growth in both loans and deposits by attracting, retaining and deepening customer relationships in the markets we serve and continuing to create long-term shareholder value.

Not only were we able to grow total revenues (net interest income plus noninterest income) in 2013 by $4.3 million, we were also able to reduce our level of noninterest expenses for the third consecutive year, despite growing total assets by more than $146 million. The stock market reacted positively to the Company's progress and, as a result, the market price of Metro's common stock increased 63% from $13.22 per common share at December 31, 2012 to $21.54 per common share at December 31, 2013.

We feel our 2013 performance reflects our continued commitment to creating long-term shareholder value. Even with a slowly expanding economy and a continuously changing regulatory environment, we begin 2014 with a strong balance sheet and clear momentum to continue our performance and deliver value to all of our constituencies.

Our 2013 key performance highlights are summarized below.

Income Statement Highlights:

•	The Company recorded net income for the year 2013 of $17.3 million, or $1.20 per diluted common share, up $6.4 million, or 58%, over $10.9 million, or $0.77 per diluted common share for 2012.

•	Return on average stockholders' equity for 2013 was 7.41% compared to 4.76% for 2012.

•	Total revenues for 2013 were $121.3 million, up $4.3 million, or 4%, compared to 2012.

•
The Company's net interest margin on a fully tax-equivalent basis for 2013 was 3.60%, compared to 3.83% for 2012. The Company's deposit cost of funds for the year 2013 was 0.29% compared to 0.37% for the same period one year ago.

•	The provision for loan losses was $6.9 million for the year 2013, down 32% from $10.1 million for the prior year.

•	Total noninterest expenses for 2013 were down $1.3 million, or 1%, compared to 2012.

Balance Sheet Highlights:

•	Total assets reached $2.78 billion, a 6% increase over one year ago.

•	Net loans grew $224.2 million, or 15%, over the past twelve months to $1.73 billion.

•	Total deposits increased to $2.24 billion and core deposits totaled $2.18 billion.

•	Our allowance for loan losses (allowance or ALL) totaled $23.1 million, or 1.32%, of total loans at December 31, 2013 as compared to $25.3 million, or 1.65%, of total loans at December 31, 2012.

•	Metro's capital levels remain strong with a total risk-based capital ratio of 14.59%, a Tier 1 Leverage ratio of 9.39% and a tangible common equity to tangible assets ratio of 8.24%.

•	Stockholders' equity totaled $230.2 million, or 8.28% of total assets, at the end of 2013. At December 31, 2013, the Company's book value per share was $16.19.

Key financial highlights for 2013 compared to 2012 are summarized in the following table:

TABLE 1

	At or for the Years Ended December 31,		%
(dollars in thousands, except per share data)	2013	2012	Change
Total assets	$2,781,118	$2,634,875	6%
Total loans (net)	1,727,762	1,503,515	15
Total deposits	2,239,621	2,231,291	—
Total stockholders' equity	230,183	235,387	(2)
Total revenues	$121,320	$117,052	4%
Provision for loan losses	6,875	10,100	(32)
Total noninterest expenses	89,869	91,144	(1)
Net income	17,260	10,894	58
Diluted net income per common share	1.20	0.77	56

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2013 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

Allowance for Loan Losses. The ALL represents the amount available for estimated probable losses embedded in Metro Bank's (the Bank) loan portfolio. While the allowance is maintained at a level believed to be adequate by management for estimated probable losses in the loan portfolio, the determination of the allowance is inherently subjective, as it involves significant estimates by management, all of which may be susceptible to significant change.

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

As part of the quantitative analysis of the adequacy of the ALL for the years ended December 31, 2013, 2012 and 2011, respectively, management based its calculation of probable future loan losses on those loans collectively reviewed for impairment on a rolling two-year period of actual historical losses. Management may adjust the number of years used in the historical loss calculation depending on the state of the local, regional and national economies and the period of time which management believes will most accurately forecast future losses.

Significant estimates are involved in the determination of any loss related to impaired loans. The evaluation of an impaired loan is based on either (1) the discounted cash flows using the loan's effective interest rate, (2) the fair value of the collateral for collateral-dependent loans, or (3) the observable market price of the impaired loan. Each of these estimates involves management's judgment.

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

Stock-Based Compensation. The Company recognizes compensation costs related to share-based payment transactions in the income statement based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The grant-date fair value and ultimately, the amount of compensation expense recognized, are dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the dividend yield and the volatility of our Company stock price and a risk free interest rate. This critical accounting policy is more fully described in Note 1 and Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2013.

Fair Value Measurements. The Company is required to disclose the fair value of its financial instruments that are measured at fair value within a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 17 of the Notes to Consolidated Financial Statements for the year ended December 31, 2013. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy. Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2013, the fair value of assets based on level 3 measurements constituted 3% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity. Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of the underlying collateral.

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

The Company assesses whether or not the deferred tax assets would be realized in the future if the Company would not have future taxable income to use as an offset. If future taxable income is not expected to be available to use, a valuation allowance is required to be recognized. A valuation allowance would result in additional income tax expense in the period. The Company assesses if it is more likely than not that a deferred tax asset will not be realized. The determination of a valuation allowance is subjective and dependent upon judgment concerning both positive and negative evidence to support that the net deferred tax assets will be utilized. In order to evaluate whether or not a valuation allowance is necessary, the Company uses current forecasts of future income, the ability to carryback losses to preceding years, reviews possible tax planning strategies and assesses current and future economic and business conditions. Negative evidence utilized would include any cumulative losses in previous years and general business and economic trends. At December 31, 2013, the

Company conducted such an analysis to determine if a valuation allowance was required and concluded that a valuation allowance was not necessary. A valuation allowance, if required, could have a significant impact on the Company's future earnings.

Results of Operations

We derive total revenues from various sources, including:

•	Our loan portfolio;

•	Our securities portfolio;

•	Fees associated with customer deposit accounts;

•	Sales of loans and securities; and

•	Electronic banking services.

We also earn fees from issuing loan commitments, standby letters of credit and from various cash management services.

For the year 2013, total revenues were $121.3 million, up $4.3 million, or 4%, compared to $117.0 million earned in 2012.

Average Balances and Average Interest Rates

Table 2 that follows sets forth balance sheet items on a daily average basis for the years ended December 31, 2013, 2012 and 2011 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. During 2013, average interest-earning assets were $2.57 billion, an increase of $266.1 million, or 12%, over 2012. This was the result of an increase in the average balance of loans receivable (including loans held for sale) of $157.8 million, or 11%, and an increase in the average balance of investment securities of $111.0 million, or 14%. The growth in the average balance of interest-earning assets was funded by an increase in the average balance of short-term borrowings of $215.1 million, a $33.6 million increase in the average balance of interest-bearing deposits and by an increase in the average balance of noninterest-bearing demand deposits of $14.6 million.

The tax-equivalent yield on total interest-earning assets decreased by 35 basis points (bps), from 4.27% in 2012 to 3.92% in 2013.  This decrease resulted from lower yields on our loan and securities portfolios during 2013. Floating rate loans represented approximately 45% of our total loans receivable portfolio at both December 31, 2013 and December 31, 2012, respectively. The interest rates charged on the majority of these loans are tied to the prime lending rate of 3.25% and are much lower than the interest rates associated with the fixed rate loans in our portfolio. In addition, London Interbank Offered Rate (LIBOR) based loans, which also typically have floating lower interest rates than fixed rate loans, increased significantly in 2013 and comprised 8% of total loans at December 31, 2013 compared to 4% of total loans at year-end 2012. Based on the amortized cost, approximately 99% of our investment securities have a fixed interest rate, however, yields received on most new investment securities purchased in 2013 were lower than yields earned on the existing portfolio due to the overall continued low level of short-term market interest rates present throughout 2013. As loans which we originated and investment securities we purchased in prior years with higher fixed interest rates continued to amortize and/or mature throughout 2013, we reinvested these cash flows in new loan originations and purchases of investment securities at lower yields given the current continued low interest rate environment. This has somewhat constrained our growth in interest income and reduced our interest-earning asset yields despite our 12% growth in average earning assets in 2013 over 2012. Given the continued low level of general market interest rates and the Federal Reserve Open Market Committee's stated intention to keep such rates low for an indefinite future period, we expect the yields we receive on our interest-earning assets will continue to remain at their current levels, or even lower, until interest rates begin to increase. See the Interest Rate Sensitivity section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

Our average deposit cost of funds decreased from 0.37% in 2012 to 0.29% for 2013. The decrease in the Company's deposit cost of funds is primarily related to the combination of time deposits that matured and renewed at lower interest rates as well as lower interest rates paid in 2013 on many of our interest checking, savings and money market deposit accounts. For time deposits, the average rate paid in 2013 was 1.23%, down 21 bps from 1.44% in 2012. Time deposits that were originated in previous years at much higher interest rates and matured in 2013 were either renewed into new certificates of deposit (CDs) with much lower interest rates or shifted by our customers to their checking and/or savings accounts which typically pay even lower rates of interest than CDs. The average interest rate paid on our interest checking and money market accounts decreased by 8 bps from 0.36% in 2012 to 0.28% in 2013. Interest rates paid on these deposits were reduced as part of our asset/liability management strategy to offset the impact of lower yields on our interest-earning assets and to preserve our level of net interest income. The average interest rate paid on public fund time deposits decreased by 6 bps from 0.40% in 2012 to 0.34% in 2013. At December 31, 2013, approximately 30% of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers where the interest rates paid are indexed to either a published rate such as LIBOR, the United States 90-Day Treasury bill or to an internally managed index rate. If short-term market interest rates increase, the cost of these deposits will increase according to the increase in the respective index to which their interest rates are tied.

Average short-term borrowings increased by $215.1 million from $86.3 million in 2012 to $301.4 million in 2013. The average cost of this nondeposit funding source was 0.23% in both 2013 and in 2012. The average outstanding balance of long-term debt decreased from $47.7 million in 2012 to $21.0 million in 2013 as a result of a $25 million Federal Home Loan Bank (FHLB) borrowing with an interest rate of 1.01% which matured in March 2013 and the repurchase and retirement by the Company of $8.0 million of 10% fixed rate Trust Capital Securities in October 2012. See Note 10 of Notes to Consolidated Financial Statements for the year ended December 31, 2013 included herein for further discussion regarding long-term debt. The aggregate average cost of all funding sources for the Company was 0.33% in 2013, compared to 0.46% in 2012.

In Table 2, nonaccrual loans have been included in the average loan balances. Securities include securities available for sale, securities held to maturity and restricted investments in bank stock. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 35% tax rate for the years ending 2013 and 2012 and assuming a 34% tax rate for the year ending 2011.

TABLE 2

	Years Ended December 31,
	2013			2012			2011
(dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Earning Assets
Investment securities:
Taxable	$895,489	$20,552	2.30%	$796,306	$21,468	2.70%	$744,903	$22,362	3.00%
Tax-exempt	30,016	1,139	3.80	18,189	693	3.81	39	2	4.26
Total securities	925,505	21,691	2.34	814,495	22,161	2.72	744,942	22,364	3.00
Federal funds sold	—	—	—	2,696	1	0.05	9,176	5	0.05
Total loans receivable	1,647,608	79,988	4.80	1,489,787	77,342	5.13	1,448,056	77,398	5.29
Total earning assets	$2,573,113	$101,679	3.92%	$2,306,978	$99,504	4.27%	$2,202,174	$99,767	4.49%
Sources of Funds
Interest-bearing deposits:
Regular savings	$436,618	$1,365	0.31%	$398,242	$1,422	0.36%	$336,720	$1,446	0.43%
Interest checking and money market	1,067,444	3,041	0.28	1,050,664	3,799	0.36	967,982	5,433	0.56
Time deposits	129,502	1,591	1.23	157,238	2,262	1.44	206,178	4,272	2.07
Public time and other noncore deposits	60,518	207	0.34	54,333	218	0.40	54,824	292	0.53
Total interest-bearing deposits	1,694,082	6,204	0.37	1,660,477	7,701	0.46	1,565,704	11,443	0.73
Short-term borrowings	301,447	712	0.23	86,333	203	0.23	127,975	439	0.34
Long-term debt	21,005	1,280	6.09	47,662	2,206	4.62	48,935	2,814	5.74
Total interest-bearing liabilities	2,016,534	8,196	0.41	1,794,472	10,110	0.56	1,742,614	14,696	0.84
Demand deposits (noninterest- bearing)	434,753			420,181			373,494
Sources to fund earning assets	2,451,287	8,196	0.33	2,214,653	10,110	0.46	2,116,108	14,696	0.69
Noninterest-bearing funds (net)	121,826			92,325			86,066
Total sources to fund earning assets	$2,573,113	$8,196	0.32%	$2,306,978	$10,110	0.44%	$2,202,174	$14,696	0.67%
Net interest income and margin on a tax-equivalent basis		$93,483	3.60%		$89,394	3.83%		$85,071	3.82%
Tax-exempt adjustment		2,353			2,196			2,072
Net interest income and margin		$91,130	3.51%		$87,198	3.74%		$82,999	3.73%
Other Balances:
Cash and due from banks	$47,800			$52,825			$43,868
Other assets	80,409			97,580			103,474
Total assets	2,701,322			2,457,383			2,349,516
Other liabilities	17,006			13,958			17,750
Stockholders' equity	233,029			228,772			215,658

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on loans, investment securities and other interest-earning assets and the interest expense paid on deposits, borrowed funds and long-term debt. Changes in net interest income and net interest margin result from the interaction between the volume and composition of interest-earning assets and their related yields; and the volume and composition of interest-bearing liabilities and their associated funding costs. Net interest income is our primary source of earnings. There are several factors that affect net interest income, including:

•	the volume, pricing, mix and maturity of interest-earning assets and interest-bearing liabilities;

•	market interest rate fluctuations; and

•	the level of nonperforming loans.

Net interest income on a fully tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) increased $4.1 million, or 5%, to $93.5 million for 2013 over $89.4 million in 2012. Interest income on a tax-equivalent basis for 2013 totaled $101.7 million, an increase of $2.2 million, or 2%, over 2012. This increase was related to a volume increase in the level of interest-earning assets partially offset by lower yields on our interest-earning assets due to the continued low interest rate environment throughout 2013 as discussed earlier. Interest expense for 2013 decreased $1.9 million, or 19%, from $10.1 million in 2012 to $8.2 million in 2013. This decrease was related to the lower interest rates paid on most interest-bearing liabilities that more than offset volume increases in average deposit balances and short-term borrowings. The average rate paid on interest-bearing deposits in 2013 was 0.37%, 9 bps less than in 2012 and the average rate paid on short-term borrowings was unchanged in 2013 from 2012 at 0.23%. The average rate paid on long-term debt increased by 147 bps compared to 2012, due to the aforementioned 2013 maturity of a lower-costing FHLB term advance partially offset by the retirement in 2012 of a $8.0 million trust capital debt security with an interest rate of 10%.

Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned and interest expense, reflected as a percentage of average interest-earning assets. Our net interest rate spread decreased to 3.51% in 2013 from 3.71% in 2012 on a fully tax-equivalent basis. The fully tax-equivalent net interest margin decreased 23 bps from 3.83% in 2012 to 3.60% in 2013. The net interest rate spread and net interest margin decreases in 2013 were primarily the result of a decrease in the yields on interest-earning assets due to the continued low interest rate environment partially offset by continued efforts to manage the cost of funds downward through the Company's strategic deposit pricing process, combined with the positive impact of higher rate CDs maturing and renewing into new term CDs at lower current rates or being deposited by customers into lower cost checking and savings accounts.

Table 3 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully-taxable equivalent basis.

TABLE 3

	2013 v. 2012			2012 v. 2011
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1) (2)			Due to Changes in (1) (2)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$2,280	$(3,196)	$(916)	$1,248	$(2,142)	$(894)
Tax-exempt	450	(4)	446	380	311	691
Federal funds sold	(1)	—	(1)	(4)	—	(4)
Interest on loans receivable	6,351	(3,705)	2,646	2,504	(2,560)	(56)
Total interest income	9,080	(6,905)	2,175	4,128	(4,391)	(263)
Interest on deposits:
Regular savings	43	(100)	(57)	247	(271)	(24)
Interest checking and money market	(98)	(660)	(758)	153	(1,787)	(1,634)
Time deposits	(228)	(443)	(671)	(910)	(1,100)	(2,010)
Public time and other noncore deposits	7	(18)	(11)	(2)	(72)	(74)
Short-term borrowings	507	2	509	(121)	(115)	(236)
Long-term debt	(782)	(144)	(926)	(519)	(89)	(608)
Total interest expense	(551)	(1,363)	(1,914)	(1,152)	(3,434)	(4,586)
Net increase (decrease)	$9,631	$(5,542)	$4,089	$5,280	$(957)	$4,323

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

(2)	Changes due to the difference in the number of days (2012 was a leap year) are divided between Volume and Rate columns based on each categories percent of the total difference.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the ALL and to determine the level of provision for loan losses, as previously stated in the Application of Critical Accounting Policies section in this Management's Discussion and Analysis. As stated in this policy, the Company currently uses a two-year period of actual historical losses. During the years ended 2009 through 2011, the Company had unusually high net charge-offs that have not repeated since. Those unusually high net charge-offs in 2011 would have been part of the historical loss factor used to calculate the required allowance at the end of 2012, but would have rolled out of the ALL calculation by the end of 2013.  This situation resulted in a reduction of the ALL required during 2013 and reduced the need for additional loan loss provisions.  Additionally, the Company had $7.1 million in specific allocations at the end of 2012 which absorbed $2.1 million of the 2013 charge-offs.  The majority of the remaining specific reserve at December 31, 2012 made up a significant portion of the $5.6 million specific reserve at December 31, 2013. Management continuously assesses the quality of the Company's loan portfolio in conjunction with the current state of the economy and its impact on our borrowers repayment ability and on loan collateral values in order to determine the appropriate probable loss period to use in our quantitative analysis. Considering these factors, management continued to use a two year probable loss period throughout 2013 in determining the adequacy of the ALL.

We recorded $6.9 million as a total provision for loan losses in 2013 compared to $10.1 million in 2012. The decrease in the provision for loan losses in 2013 was a direct result of the aforementioned decrease in net charge-offs included in the quantitative factor calculation. Net charge-offs during 2013 were $9.0 million, or 0.55%, of average loans outstanding as compared to $6.4 million, or 0.44%, of average loans outstanding in 2012. Approximately $7.6 million, or 84%, of total net charge-offs for 2013 were associated with five loan relationships. The level of nonperforming loans increased from $32.6 million, or 2.13%, of total loans outstanding at December 31, 2012 to $40.3 million, or 2.30%, of total loans outstanding at December 31, 2013. See the Loan and Asset Quality section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion regarding nonperforming loans. Also, see the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2013 included herein for further discussion regarding additional important factors and our methodology for determining the provision for loan losses. In addition, see our

Forward-Looking Statements in this Management's Discussion and Analysis and risk factors associated with the provision for loan losses in Item 1A of our annual report on Form 10-K.

Noninterest Income

Noninterest income increased by $336,000, or 1%, from $29.9 million in 2012 to $30.2 million in 2013. Service charges, fees and other operating income is the main component of the Company's noninterest income and is comprised primarily of service charges on deposit accounts and interchange fees. Income from these combined sources increased $199,000, or 1%, in 2013 over 2012 to a total of $28.6 million. Service charges on deposit accounts and loan service charges and fees were down $294,000, or 1%, and $74,000, or 3%, respectively, in 2013 from 2012 levels. The decrease in service charges on deposit accounts was due to a lower level of fees associated with nonsufficient funds and returned check charges. The decrease in loan service charges was due to a lower level of loan prepayment penalties received in 2013 compared to 2012. Total all other sources of service charge income increased by $567,000, or 24%, which was associated with an increase in account analysis and noncustomer service fees. In 2013, total gains on sales of residential loans were $955,000 compared to $1.2 million in 2012. During 2013, the Company discontinued underwriting credit cards and sold its credit card portfolio at a net loss of $56,000.

Included in noninterest income are net gains on sales of investment securities totaling $664,000 for 2013 compared to $1.1 million for 2012. There were no OTTI losses recorded in 2013 compared to $649,000 in OTTI charges on private-label collateralized mortgage obligations (CMOs) in the Bank's investment portfolio during 2012. The Company no longer holds any private-label CMOs in its portfolio. See the Securities section in Note 3 in the Notes to Consolidated Financial Statements for further discussion regarding OTTI.

Netted against noninterest income in 2012 was a $140,000 charge to repurchase and retire Trust Capital Securities. No comparable debt prepayment charge was incurred in 2013.

Noninterest Expenses

The Company was able to reduce expenses for the third consecutive year as noninterest expenses totaled $89.9 million for 2013, a decrease of $1.3 million, or 1%, from 2012. A comparison of noninterest expenses for certain categories for 2013 and 2012 is discussed below.

Salary expenses and employee benefits, which represent the largest component of our noninterest expenses, increased $1.6 million, or 4%, in 2013 over 2012. This increase was primarily a combined result of an increase in full-time equivalent employees as well as an increase in employee compensation levels which had been held relatively flat over the past few years when the Company recorded net losses or lower levels of net income.

Total occupancy expenses increased by $271,000, or 3%, in 2013 over 2012, primarily the result of increases in rent and higher building maintenance and utility costs.

Furniture and equipment expenses totaled $4.5 million in 2013, down 6%, or $302,000 from 2012. The decrease is primarily the result of certain furniture being fully depreciated in 2013.

Advertising and marketing expenses totaled $2.4 million in 2013, a $548,000, or 29%, increase over 2012. The increase was related to a much higher level of community investment contributions in 2013 compared to 2012.

Data processing expense totaled $12.8 million in 2013, 6% or $752,000 less than in 2012. The decrease was primarily the result of lower processing costs from third party service providers during 2013.

Regulatory assessments and related fees of $2.2 million in 2013 reflect a $1.8 million, or 45%, decrease,from 2012. The decrease was primarily the result of a one-time nonrecurring expense of $1.5 million for a civil money penalty assessed against the Bank by the Federal Deposit Insurance Corporation (FDIC) during 2012. The Bank also experienced a $317,000, or 13%, decrease in FDIC deposit insurance fee assessments in 2013 compared to 2012 primarily as a result of the Bank's release from a consent order in 2012. See the Regulatory Matters section in Note 15 in the Notes to Consolidated Financial Statements for further discussion regarding the civil monetary penalty.

Telephone-related expenses for 2013 increased by $163,000, or 5%, for additional costs associated with operating the Bank's 24-hour customer support call center.

Loan expenses totaled $2.0 million in 2013, an increase of $640,000, or 46%, over 2012. This increase is due to customer unpaid real estate taxes paid by the Bank to secure collateral on problem loans, one of which was moved into foreclosed real estate during the first half of the year at a fair market value of $2.0 million.

Foreclosed real estate expenses of $422,000 for 2013 decreased by $913,000, or 68%, compared to $1.3 million in 2012. The decrease was primarily a result of a $640,000 pretax loss on the sale of a specific property during 2012. Write-downs of foreclosed assets totaling $89,000 in 2013 compared to $257,000 of write-downs in 2012 and lower operating costs on properties in 2013 also contributed to the decrease.

Consulting fees totaled $807,000 in 2013, down $297,000, or 27%, from 2012. The decrease is related to the reduced need for consulting services in 2013 compared to the level utilized in 2012.

Pennsylvania bank shares tax expense of $2.2 million increased $387,000, or 22%, over 2012 as a result of the growth of the Bank's balance sheet which is used in the bank shares tax assessment calculation.

Other expenses decreased $719,000, or 9%, year over year primarily due to a combination of decreases in stationery and supplies, postage, printing costs and armored car services.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal total noninterest expenses less nonrecurring expenses minus noninterest income. This ratio equaled 2.21% for 2013, compared to 2.43% for 2012. The lower the ratio, the better. Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income (excluding gains or losses on sales of investment securities). For 2013, the Company's operating efficiency ratio was 74.04% compared to 76.56% for 2012. Again, the lower the percentage, the more efficient the Company is. The improvement of this ratio was the result of a higher level of net interest income and noninterest income in 2013 combined with a lower level of noninterest expenses (excluding nonrecurring).

Provision for Federal Income Taxes

The provision for federal income taxes was $7.3 million for 2013 compared to $4.9 million for 2012. The effective tax rate, which is the ratio of income tax expense to income before taxes was 29.8% in 2013 compared to 31.1% in 2012. The decrease in the effective rate was related to a $1.5 million civil money penalty the Company paid in 2012 which was not deductible for tax purposes, partially offset by a greater proportion of tax free income to earnings before taxes during 2012 compared to 2013 as well as higher overall pretax income in 2013 compared to 2012. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2013, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2013 and 2012.

Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2013, deferred tax assets amounted to $20.5 million and deferred tax liabilities totaled $5.0 million. Deferred tax assets are realizable primarily through future reversals of existing taxable temporary differences. Management currently anticipates the Company's future earnings will be adequate to utilize all of its net deferred tax assets. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the current year's tax liability to make the determination. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2013, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2013 and 2012.

Net Income and Net Income per Common Share

The Company recorded net income of $17.3 million for 2013, an increase of $6.4 million, or 58%, over the $10.9 million of net income recorded in 2012. This increase in 2013 was due to an increase in net interest income of $3.9 million, a decrease in the provision for loan losses of $3.2 million, an increase in noninterest income of $336,000 and a decrease in noninterest expenses of $1.3 million, all partially offset by an increase in the provision for federal income taxes of $2.4 million.

Basic and fully-diluted net income per common share was $1.21 and $1.20, respectively, for 2013 compared to basic and diluted net income per common share of $0.77 in 2012. See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2013, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Equity

Return on average assets (ROA) measures our net income in relation to our total average assets. Our ROA was 0.64% for 2013 compared to 0.44% for 2012. Return on average equity (ROE) indicates how effectively we can generate net income on the capital invested by our shareholders. ROE is calculated by dividing net income by average stockholders' equity. ROE for 2013 was 7.41%, compared to 4.76% for 2012.

2012 versus 2011

Net income for 2012 was $10.9 million, or $0.77 per diluted common share compared to $289,000, or $0.02 per diluted common share recorded in 2011.

Net interest income on a tax-equivalent basis for 2012 was $89.4 million, an increase of $4.3 million, or 5%, over 2011. Interest income on earnings assets on a tax-equivalent basis totaled $99.5 million, a decrease of $263,000 from 2011. Interest expense for 2012 was $10.1 million, a decrease of $4.6 million, or 31%, from 2011.

Our net interest rate spread increased to 3.71% in 2012 from 3.65% in 2011 on a fully tax-equivalent basis. The net interest margin (nontax-equivalent) increased 1 bp from 3.73% in 2011 to 3.74% in 2012.

The provision for loan losses totaled $10.1 million in 2012 compared to $20.6 million in 2011. The level of nonperforming loans decreased from $34.8 million, or 2.42%, of total loans outstanding at December 31, 2011 to $32.6 million, or 2.13%, of total loans outstanding at December 31, 2012. Net charge-offs in 2012 totaled $6.4 million, or 0.44%, of average loans outstanding as compared to $20.6 million, or 1.43%, of average loans outstanding in 2011.

Noninterest income for 2012 decreased by $598,000, or 2%, from 2011 to $29.9 million. Included in total noninterest income in 2012 were net gains of $1.2 million on the sale of residential loans and a $1.1 million gain on the sale of investment securities, partially offset by $649,000 of net impairment charges on investment securities. Comparably, included in total noninterest income in 2011 were gains of $2.7 million on the sale of residential loans and Small Business Administration (SBA) loans and a $350,000 gain on the sale of investment securities, offset by $324,000 of net impairment charges on investment securities.

Noninterest expenses totaled $91.1 million for 2012, a decrease of $2.9 million, or 3%, from 2011. Decreases occurred in multiple categories compared to 2011 as highlighted below.

Salary expenses and employee benefits increased by $923,000, or 2%, in 2012 from 2011. Primarily, there was an increase in health care plan costs and other benefits for employees in 2012 over 2011.

Occupancy expenses for 2012 were $716,000, or 8%, lower in 2012 compared to 2011 and furniture and equipment expenses decreased by $623,000, or 11%.

Data processing expenses decreased by $621,000, or 4%, in 2012 from 2011. Metro obtained lower pricing for item processing costs during the second quarter of 2012 and going forward for various electronic transactions. In 2011, Metro incurred one-time service charges from a third party vendor for license fees and costs associated with software implementation which it did not recur in 2012.

Regulatory expenses of $4.1 million in 2012 were $425,000, or 12%, higher than 2011.

Loan expenses totaled $1.4 million in 2012, an increase of $286,000, or 26%, over 2011.

Foreclosed real estate expenses of $1.3 million in 2012 were $940,000, or 41%, lower than 2011.

The Company expensed $1.9 million of costs during 2011 associated with modification to its logo and overall brand enhancement with with minimal comparable expenses expenses in 2012.

Consulting fees decreased $392,000, or 26%, to $1.1 million in 2012 compared to $1.5 million in 2011. The decrease was due to the much lower need for consulting services in 2012 as compared to 2011 to assist the Bank with procedures and controls to ensure compliance with the Bank Secrecy Act (BSA).

Pennsylvania bank shares tax expense of $1.8 million increased $282,000, or 19%, over 2011 as a result of the growth of the Bank's balance sheet which is used in the bank shares tax assessment calculation.

Other noninterest expenses totaled $8.0 million for 2012, compared to $7.5 million for 2011, an increase of $467,000, or 6%.

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

Securities are classified as held to maturity (HTM) if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. Securities held to maturity are carried at amortized cost. Sales of securities in this portfolio should only occur in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). HTM securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2013, included herein, for further analysis of our securities portfolio.

Based on the amortized cost, approximately 99% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Since many of the amortizing securities are purchased at premiums or discounts, their yield and average life will change depending on any change in the estimated rate of prepayments. We amortize premiums and accrete discounts over the estimated average life of the amortizing securities. Premiums and discounts on nonamortizing securities, such as government and municipal bonds, are amortized or accreted to their maturity date. Changes in the estimated average life of the securities portfolio will lengthen or shorten the period in which the premium or discount must be amortized or accreted, thus affecting the yields we recognize. At December 31, 2013, the taxable equivalent yield on our total investment securities portfolio was 2.36%, down 9 bps from 2.45% at December 31, 2012. This decrease was due to prepayments, calls and maturities of securities with higher interest rates combined with purchases of new securities in 2013 at lower yields than those purchased in previous years, due to the low level of general market interest rates present in 2013 as compared to previous years.

During the last nine months of 2013, interest rates at the longer end of the yield curve rose sharply as investors reacted, first to the fear of the Federal Reserve tapering its bond buying program, and then to the mid-December implementation of a $10 billion per month tapering strategy. The lower demand helped push Treasury prices down and interest rates up with the yield on the five-year Treasury note rising 98 bps from 0.77% on March 31, 2013 to 1.75% on December 31, 2013. Similarly, the yield on the 10-year Treasury note rose 119 bps from 1.85% on March 31, 2013 to 3.04% on December 31, 2013. This rise in interest rates adversely affected the fair market value of the Company's existing securities.

At December 31, 2013, the weighted-average life and duration of our total securities portfolio was approximately 6.2 years and 5.4 years, respectively, as compared to 4.1 years and 3.7 years, respectively, at December 31, 2012. The weighted-average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted-average life of the security. Our securities portfolio contained no derivatives as of December 31, 2013 or 2012.

The fair value of the Bank's AFS securities portfolio decreased by $89.2 million in 2013, from $675.1 million at December 31, 2012 to $585.9 million at December 31, 2013. The change was a result of $76.6 million of sales, $134.2 million of principal pay downs, premium amortization of $815,000 and a decrease in net unrealized gains of $36.4 million, offset by purchases of $158.8 million. At December 31, 2013, the unrealized loss on securities available for sale included in stockholders' equity as accumulated other comprehensive loss totaled $16.5 million, net of tax, compared to a $7.2 million unrealized gain on securities available for sale, net of tax, at December 31, 2012. The AFS portfolio is comprised of U.S. Government agency securities, agency residential mortgage-backed securities (MBSs), agency CMOs and municipal securities. The market prices for most securities held in the Company's portfolio declined in 2013 and management believes that the unrealized losses on these securities at December 31, 2013 were primarily the result of changes in general market interest rates and prices. At December 31, 2013, the weighted-average life, duration and taxable equivalent yield of our AFS portfolio was approximately

5.6 years, 4.9 years and 2.27%, respectively, as compared to 3.6 years, 3.4 years and 2.31%, respectively, at December 31, 2012. The lengthening of both average life and duration was primarily the result of increased interest rates slowing the prepayments of amortizing securities and by the impact of callable municipal bonds. As the general level of interest rates rises, the average life and duration lengthen as the bonds extend to maturity rather than the call date.

During 2013, the carrying value of securities in the HTM portfolio increased by $14.0 million, from $269.8 million at December 31, 2012 to $283.8 million at December 31, 2013. The change was a result of $101.5 million of purchases, partially offset by $21.2 million of securities sold, principal pay downs of $16.2 million, minimal premium amortization and $50.0 million in called bonds. The securities held in this portfolio include U.S. Government agency securities, agency residential MBSs, agency CMOs, corporate debt securities and municipal securities. At December 31, 2013, the weighted-average life, duration and taxable equivalent yield of our HTM portfolio was approximately 7.6 years, 6.4 years and 2.53%, respectively, as compared to 5.3 years, 4.5 years and 2.78%, respectively, at December 31, 2012. Both the average life and duration of the portfolio are significantly impacted by the callable agency debentures. As the general level of interest rates falls, the bonds are assumed more likely to be called, resulting in a shorter average life and duration. As the general level of interest rates rises, the average life and duration lengthen as the bonds extend to maturity.

The Company sold a total of 28 securities with a combined fair market value of $98.5 million and realized net pretax gains of $512,000 during 2013. The securities sold included 15 agency CMOs; 12 agency residential MBSs; and one corporate security. Of this total, 16 securities with a combined fair market value of $76.3 million had been classified as available for sale. Twelve securities with a fair market value of $22.2 million had been classified as held to maturity, however, 11 of the securities were amortizing pieces where the current par value had fallen to less than 15% of its original par value and could be sold without tainting the remaining HTM portfolio. The remaining piece was a corporate note that was within three months of its contractual maturity and could also be sold without tainting the remaining HTM portfolio. The Company uses the specific identification method to record security sales. In addition, the Company had a total of $50.0 million of agency debentures called, at par, by their issuing agencies during 2013. The called securities were carried at a slight discount, therefore a pretax gain of $152,000 was recognized.

No investment in securities of a single non-U.S. Government or government agency issuer exceeded ten percent of shareholders' equity at December 31, 2013.
In December 2013, the U.S. banking agencies, Securities and Exchange Commission (SEC) and U.S. Commodity Futures Trading Commission (CFTC) issued final regulations to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) called the “Volcker Rule”. The regulations limit certain proprietary trading and includes several exclusions and exemptions surrounding security holdings.  We are in the process of evaluating the full impact of the Volcker Rule on our current securities activities and our ownership interests in covered securities and do not believe it will have a material impact on our consolidated financial statements. Banking entities have until July 21, 2015 to bring their activities into conformance with the requirements of the Volcker Rule.

The amortized cost of AFS and HTM securities are summarized below in Table 4 as of December 31, for each of the years 2011 through 2013:

TABLE 4

	December 31,
(in thousands)	2013	2012	2011
Available for Sale:
U.S. Government agency securities	$33,995	$33,994	$22,500
Residential MBSs	65,795	55,614	21,087
Agency CMOs	483,591	547,641	519,167
Private-label CMOs	—	—	24,974
Corporate debt securities	—	—	19,952
Municipal securities	27,950	26,890	—
Total available for sale	$611,331	$664,139	$607,680
Held to Maturity:
U.S. Government agency securities	$149,096	$178,926	$97,750
Residential MBSs	7,849	23,827	37,658
Agency CMOs	118,893	49,051	45,122
Corporate debt securities	5,000	15,000	15,000
Municipal securities	2,976	2,979	1,105
Total held to maturity	$283,814	$269,783	$196,635

The contractual maturity distribution and weighted-average yield of our AFS and HTM portfolios at December 31, 2013 are summarized in Table 5. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and other economic variables. Weighted-average yield is calculated by multiplying the book yield times the book value for each security within each maturity range. Tax-exempt obligations have been tax effected, assuming a tax rate of 35%.

TABLE 5

December 31, 2013	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government agency securities	$—	—%	$—	—%	$33,995	2.00%	$—	—%	$33,995	2.00%
Residential MBSs	—	—	—	—	—	—	65,795	2.50	65,795	2.50
Agency CMOs	—	—	—	—	—	—	483,591	2.18	483,591	2.18
Municipal securities	—	—	—	—	14,539	3.19	13,411	4.36	27,950	3.75
Total available for sale	$—	—%	$—	—%	$48,534	2.36%	$562,797	2.27%	$611,331	2.27%

Held to Maturity:
U.S. Government agency securities	$—	—%	$—	—%	$70,000	2.10%	$79,096	2.78%	$149,096	2.46%
Residential MBSs	—	—	—	—	1,705	4.97	6,144	3.48	7,849	3.80
Agency CMOs	—	—	—	—	—	—	118,893	2.48	118,893	2.48
Corporate debt securities	—	—	5,000	2.96	—	—	—	—	5,000	2.96
Municipal securities	—	—	—	—	—	—	2,976	4.13	2,976	4.13
Total held to maturity	$—	—%	$5,000	2.96%	$71,705	2.17%	$207,109	2.65%	$283,814	2.53%

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

Total loans held for sale were $6.2 million and $15.2 million at December 31, 2013 and 2012, respectively. At December 31, 2013, loans held for sale were comprised of $3.1 million of student loans and $3.1 million of residential mortgages as compared to $3.8 million of student loans and $11.4 million of residential mortgages at December 31, 2012. During 2013, originations of residential loans totaled $53.6 million and $61.9 million of residential loans were sold. Loans held for sale, as a percentage of total consolidated assets, were less than 1% at December 31, 2013 and 2012. At December 31, 2013 and December 31, 2012, no residential mortgage loans held for sale were past due or impaired. At December 31, 2013, 2012 and 2011 there was $374,000, $408,000 and $567,000, respectively, of student loans held for sale that were past due.

Loans Receivable

Commercial loans outstanding are comprised of commercial and industrial, tax-exempt, owner occupied real estate, commercial construction and land development and commercial real estate loans. Consumer type loans consist of residential real estate mortgages, home equity loans, consumer lines of credit and other consumer-related loans. We manage risk associated with our loan portfolio in part through diversification, with what we believe are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, we monitor concentrations of loans or loan relationships by purpose, collateral or industry.

Total gross loans receivable increased by $222.1 million, or 15%, from December 31, 2012 to December 31, 2013. Loan originations and participations purchased in 2013 totaled approximately $713.1 million and exceeded those in 2012 by approximately $225.1 million, or 46%. The Bank experienced growth in all but one loan category during 2013 as a result of general economic improvement in the markets we serve, growth in the breadth and experience of the lending team as well as expansion of the Bank's middle market lending function. During 2013, commercial real estate loans increased $78.8 million, or 20%, commercial and industrial loans increased $70.2 million, or 19%, owner occupied real estate loans increased $34.0 million, or 13%, commercial construction and land development loans increased $32.8 million, or 33%, residential loans increased $13.9 million, or 17%, and consumer loans increased $2.9 million, or 1%, while commercial tax-exempt loans decreased $10.5 million, or 11%. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $578,000 at December 31, 2013 compared to $626,000 at December 31, 2012.

Total loans outstanding represented 78% of total deposits and 63% of total assets at December 31, 2013, excluding the loans held for sale, compared to 69% and 58%, respectively, at December 31, 2012.

The following table summarizes the composition of our loan portfolio by segment as of December 31, for each of the years 2009 through 2013.

TABLE 6

	December 31,
(in thousands)	2013	2012	2011	2010	2009
Commercial and industrial	$447,144	$376,988	$321,988	$337,398	$401,759
Commercial tax-exempt	81,734	92,202	81,532	85,863	102,218
Owner occupied real estate	302,417	268,372	279,372	241,553	263,413
Commercial construction and land development	133,176	100,399	103,153	112,094	115,013
Commercial real estate	473,188	394,404	364,405	313,194	265,655
Residential	97,766	83,899	83,940	81,124	85,035
Consumer	215,447	212,533	202,278	207,979	210,690
Total loans outstanding	$1,750,872	$1,528,797	$1,436,668	$1,379,205	$1,443,783

Our commercial and industrial loans are typically made to small and medium-sized businesses and represented 25% of our total loans outstanding at December 31, 2013. The average loan size originated in 2013 in this category was approximately $351,000. Our underwriting policy has maximum terms for these loans depending on the loan type within the commercial and industrial loans category. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business. Collateral for these types of loans varies depending upon the type and purpose of the loans as well as management's credit evaluations of the respective borrowers and generally includes business assets and/or personal assets of the borrower. The value of the collateral in this category may vary depending on market conditions. Metro maintains advance rate guidelines for particular collateral categories to mitigate the risk that, upon default, the collateral is insufficient to cover the outstanding loan balance.

Commercial tax exempt loans represented 5% of our total loans at December 31, 2013 and are made primarily to municipalities and school districts and rely on the cash flows of the borrowing entity for repayment. There were no originations in this category for 2013. We underwrite these loans based upon our established underwriting guidelines and our analysis of the cash flow, operating results and financial condition of the borrower.

Owner occupied real estate loans represented 17% of our total loans at December 31, 2013, are made for commercial properties and are typically made to small and medium-sized businesses. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business or a related interest of the business or an affiliate of the party who owns the property. Based on our underwriting standards, loans in this category are secured by real property and typically require owner guarantees. The average loan size originated in 2013 in this category was approximately $561,000.

Our commercial real estate and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and made up 27% and 8%, respectively, of our total loans outstanding at December 31, 2013. These loans are secured by mortgages on real property (principally one to four family rental, multi-family rental, office and other commercial properties) located primarily in South Central Pennsylvania. The average loan size originated in 2013 in these categories was approximately $602,000 and $659,000, respectively. Both of these averages exceeded the prior year averages as a result of slightly more higher dollar loan originations compared to 2012. Our underwriting guidelines establish maximum terms and advanced rates depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting guidelines also establish maximum loan-to-value ratios depending upon the type of primary collateral, typically require owner guarantees and may require other collateral depending on our assessment of the overall risk.

Residential real estate mortgage loans represented approximately 6% of our total loans at December 31, 2013. Loans in this category are collateralized by first mortgages on residential properties located primarily in South Central Pennsylvania. We underwrite these loans based upon our established underwriting guidelines.

Consumer term loans and consumer lines of credit represented 12% of our total loans outstanding at December 31, 2013 and are secured by first and second mortgages, personal assets of the borrower, or may be unsecured. As of December 31, 2013, approximately $207.5 million, or 96%, of the total for this category were secured by real estate, (17% of which were secured by second mortgages), $2.8 million were loans collateralized by personal assets of the borrower and $5.1 million were unsecured. Our underwriting policy sets limitations on the terms of the loans, defines allowable collateral and the method of valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to determine if the applicant meets our standards. We review lines of credit annually and remove availability if the borrower is no longer compliant with our underwriting standards or is delinquent. As of December 31, 2013, unused commitments under consumer lines of credit were $106.0 million.

The maturity ranges of the loan portfolio and the amounts of loans with fixed interest rates and floating interest rates in each maturity range, as of December 31, 2013, are presented in the following table:

TABLE 7

	December 31, 2013
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Commercial and industrial	$208,766	$204,746	$33,632	$447,144
Commercial tax exempt	42,246	27,133	12,355	81,734
Owner occupied real estate	27,191	83,309	191,917	302,417
Commercial construction and land development	67,630	37,506	28,040	133,176
Commercial real estate	38,035	154,639	280,514	473,188
Residential	17,472	14,413	65,881	97,766
Consumer	42,811	53,151	119,485	215,447
Total loans	$444,151	$574,897	$731,824	$1,750,872
Interest rates:
Fixed	$124,115	$327,020	$510,266	$961,401
Floating	320,036	247,877	221,558	789,471
Total loans	$444,151	$574,897	$731,824	$1,750,872

Concentrations of Credit Risk

The Bank manages risk associated with its loan portfolio in part through diversification and through what management believes are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through our ongoing loan monitoring efforts. Additionally, the Bank monitors and manages concentrations of loans or loan relationships by purpose, collateral or industry. Management reviews various concentration reports regularly and reports areas of risk in the portfolio and quantifies, if any, exceptions made to policies and procedures to its board of directors no less than quarterly. At December 31, 2013, there was no concentration to any one borrower, or group of borrowers with similar economic characteristics.

Commercial real estate and commercial construction and land development loans, which includes some tax exempt commercial real estate loans aggregated $606.4 million at December 31, 2013, compared to $494.8 million at December 31, 2012. These loans were 35% of total loans outstanding and made up the largest portion of loans on the Company's balance sheet at December 31, 2013. The commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Berks, Lancaster and Lebanon counties of Pennsylvania where the Bank has full-service store locations.

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

The following table presents information regarding the Bank's nonperforming assets at December 31, 2009 through 2013. Nonaccruing as well as accruing TDRs are broken out at the bottom portion of the table. TDRs decreased from $32.8 million at December 31, 2012 to $29.2 million at December 31, 2013. This $3.6 million, or 11%, decrease is discussed in detail later in this Loan and Asset Quality section. Additionally, asset quality ratios are presented at the bottom of the table as well as details on the interest income related to nonaccrual loans.

TABLE 8

	December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Nonperforming Assets
Nonaccrual loans:
Commercial and industrial	$10,217	$11,289	$10,162	$23,103	$14,254
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	4,838	3,119	2,895	4,318	3,201
Commercial construction and land development	8,587	6,300	8,511	14,155	11,771
Commercial real estate	6,705	5,659	7,820	5,424	5,497
Residential	7,039	3,203	2,912	3,609	2,368
Consumer	2,577	2,846	1,829	1,579	654
Total nonaccrual loans	39,963	32,416	34,129	52,188	37,745
Loans past due 90 days or more and still accruing	369	220	692	650	—
Total nonperforming loans	40,332	32,636	34,821	52,838	37,745
Foreclosed assets	4,477	2,467	7,072	6,768	7,821
Total nonperforming assets	$44,809	$35,103	$41,893	$59,606	$45,566
Troubled Debt Restructurings
Nonaccruing TDRs (included in nonaccrual loans above)	$17,149	$13,247	$10,282	$—	$—
Accruing TDRs	12,091	19,559	12,835	177	—
Total TDRs	$29,240	$32,806	$23,117	$177	$—
Nonperforming loans to total loans	2.30%	2.13%	2.42%	3.83%	2.61%
Nonperforming assets to total assets	1.61%	1.33%	1.73%	2.67%	2.12%
Interest income recognized on nonaccrual loans	$509	$551	$586	$340	$976
Interest income that would have been recorded under the original terms of the loans	$2,011	$3,099	$2,880	$3,363	$1,880

Nonperforming assets at December 31, 2013, were $44.8 million, or 1.61%, of total assets, as compared to $35.1 million, or 1.33%, of total assets, at December 31, 2012. This increase of $9.7 million was the result of a $7.7 million increase in nonperforming loans and a $2.0 million increase in foreclosed assets. The Company continues to manage nonperforming assets to either exit the relationship, work with the borrower to return the relationship to a performing status, or sell the collateral in the case of foreclosed real estate. The Company's nonperforming assets and the reasons for changes in the balances of those components between December 31, 2012 and December 31, 2013 are discussed in the paragraphs that follow.

Nonaccrual Loans
The Bank generally places a loan on nonaccrual status and ceases accruing interest when the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

Loans which have been partially charged off remain on nonaccrual status and are subject to the Bank's standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement, or restructuring that results in classification as a TDR, unless collectibility of the entire balance of principal and interest is no longer in doubt and the loan is current or will be brought current within a short period of time.

Total nonaccrual loans were $40.0 million at December 31, 2013, up from $32.4 million at December 31, 2012. After two years of declining nonaccrual loan balances, nonaccrual loans increased $7.6 million in 2013. This increase occurred primarily in the owner occupied real estate, commercial construction and land development and residential categories. Two large commercial relationships totaling $11.2 million were moved to nonaccrual status and $3.4 million was partially charged off during 2013. The remaining loan balances of these two relationships were classified in the owner occupied real estate and commercial construction and land development categories. The commercial construction and land development loan totaled $4.2 million and was an accruing troubled debt restructure at December 31, 2012, but was reclassified to nonaccrual troubled debt restructuring status during 2013. The residential category increased significantly as a result of a large residential mortgage which was placed on nonaccrual status with a specific reserve and was a troubled debt restructure during 2013.

The following table details the change in the total nonaccrual loan balances during 2013:

TABLE 9

Twelve Months Ended
(in thousands)	December 31, 2013
Nonaccrual loans beginning balance	$32,416
Additions	31,504
Principal charge-offs	(10,720)
Pay downs	(8,503)
Upgrades to accruing status	(1,012)
Transfers to foreclosed assets	(3,722)
Nonaccrual loans ending balance	$39,963

During 2013, the additions to nonaccrual status consisted of 54 commercial loans averaging $439,000 each and 56 consumer and residential loans totaling $7.8 million. The majority of the increase in nonaccrual consumer and residential loans in 2013 was associated with one relationship, mentioned above, totaling $3.7 million with a specific reserve allocation of $1.0 million.

The table and discussion that follow provide additional details of the components of our nonaccrual commercial and industrial loans, commercial construction and land development loans and commercial real estate, our three largest nonaccrual commercial categories.

TABLE 10

	December 31,
(dollars in thousands)	2013	2012
Commercial and Industrial:
Number of loans	35	50
Number of loans greater than $1 million	3	4
Average outstanding balance of those loans:
Greater than $1 million	$1,807	$2,024
Less than $1 million	$150	$70
Commercial Construction and Land Development:
Number of loans	4	10
Number of loans greater than $1 million	3	2
Average outstanding balance of those loans:
Greater than $1 million	$2,798	$2,484
Less than $1 million	$203	$168
Commercial Real Estate:
Number of loans	29	24
Number of loans greater than $1 million	1	1
Average outstanding balance of those loans:
Greater than $1 million	$2,346	$2,129
Less than $1 million	$157	$155

At December 31, 2013, 35 loans in the nonaccrual commercial and industrial category with recorded investments ranging from less than $1,000 to $2.8 million. Of the 35 loans, three loans were in excess of $1.0 million each and aggregated $5.4 million, or 53%, of total nonaccrual commercial and industrial loans. One of the three loans had a specific reserve of $1.2 million and the average recorded investment of these loans was $1.8 million per loan. The remaining 32 loans account for the difference at an average recorded investment of $150,000 per loan.

There were four loans in the nonaccrual commercial construction and land development category with recorded investments ranging from $203,000 to $4.2 million. Of the four loans, three loans were in excess of $1.0 million each and aggregated $8.4 million, or 98%, of total nonaccrual commercial construction and land development loans, with an average recorded investment of $2.8 million per loan. One of these three loans had a specific reserve of $1.7 million. The one remaining loan totaled $203,000.

There were 29 loans in the nonaccrual commercial real estate category with recorded investments ranging from $20,000 to $2.3 million. Of the 29 loans, one loan was in excess of $1.0 million and totaled $2.3 million, or 35%, of total nonaccrual commercial real estate loans. The remaining 28 loans account for the difference at an average recorded investment of $157,000 per loan.

Foreclosed Assets
Foreclosed assets totaled $4.5 million at December 31, 2013 compared to $2.5 million at December 31, 2012. The total was comprised of 12 properties at December 31, 2013, with the largest property carried at $2.0 million compared to 14 properties at December 31, 2012, with the largest property balance valued at $1.4 million. The change in foreclosed real estate during 2013 is the result of the transfer of 13 properties into this category totaling approximately $3.7 million, partially offset by the sale of 14 properties for a total of $1.5 million, write-downs of $89,000 on three properties and pay downs of $118,000 on two properties and the donation of one property to a local nonprofit entity.
The Company obtains third party appraisals by one of several Board approved certified general appraisers on nonperforming loans secured by real estate at the time a loan is determined to be nonperforming to support the fair market value of the collateral. Appraisals are ordered by the Company's Real Estate Loan Administration Department which is independent of both the loan workout and loan production functions. The Company charges down loans based on the fair value of the collateral as determined by the current appraisal less any unpaid real estate taxes and any costs to sell before the properties are transferred to foreclosed real estate. Subsequent to transferring a property to foreclosed real estate, the Company may incur additional write-down expense based on updated appraisals, recent offers, or prices on comparable properties in the proximate vicinity.

Troubled Debt Restructurings

As mentioned previously, a TDR is a loan in which the contractual terms have been modified, resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower. Concessions could include, but are not limited to, interest rate reductions below current market interest rates, atypical maturity extensions and principal forgiveness. An additional benefit to Metro in granting a concession is to avoid foreclosure or repossession of collateral in an attempt to minimize losses. All TDRs are considered to be impaired loans, however, a loan may still be accruing even though it has been restructured. Management evaluates these loans using the same guidelines it uses for all loans to determine that there is reasonable assurance of repayment. For further discussion of these guidelines, see the following section on Impaired and Other Problem Loans.

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

Total TDR balances decreased by $3.6 million, or 11%, during 2013. As of December 31, 2013, TDRs totaled $29.2 million, of which $17.1 million were included in total nonaccruing loans and the Company had a specific reserve of $5.2 million on 5 of those loans. The remaining $12.1 million of TDRs were accruing at December 31, 2013. TDR loans totaled $32.8 million at December 31, 2012, of which $13.2 million were included in total nonaccruing loans and the remaining $19.6 million of TDRs at December 31, 2012 were accruing. The increase during 2013 in nonaccruing TDRs was primarily a result of one large relationship that subsequently defaulted on its modified terms and was reclassified from accruing status to nonaccruing status and a large residential mortgage relationship that was a troubled debt restructure during 2013 as previously mentioned. These increases were partially offset by $4.6 million in charge-offs. Accruing TDRs decreased as a result of the above mentioned reclass to nonaccrual as well as the result of pay downs partially offset by new accruing troubled debt restructures.

The following table details the change in total TDR loan balances during 2013. Please note that the additions in the table below do not include loans that were restructured prior to December 31, 2012 that received additional concessions during 2013.

TABLE 11

Twelve Months Ended
(in thousands)	December 31, 2013
TDR loans beginning balance	$32,806
Additions	7,703
Advances	3,634
Charge-offs	(4,645)
Pay downs	(10,009)
Transfers to foreclosed assets	(249)
TDR loans ending balance	$29,240

Impaired and Other Problem Loans

Impaired loans include nonaccrual loans in addition to loans which the Company, based on current information, does not expect to receive both the principal and interest amounts due from a borrower according to the contractual terms of the original loan agreement. These loans totaled $52.6 million at December 31, 2013 with an aggregate specific allocation of $5.6 million compared to impaired loans totaling $56.6 million at December 31, 2012 with a $7.1 million aggregate specific allowance allocation. The total specific allowance allocations at December 31, 2013 related to four loan relationships compared to six loan relationships at December 31, 2012.
Impaired loans have been evaluated as to risk exposure in determining the adequacy of the ALL. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2013, included herein, for an age analysis of loans receivable and tables that detail impaired loans and credit quality indicators.

The past due portfolio is constantly moving through collection efforts, restructuring when appropriate, foreclosure or ultimately charged off. During 2013, $6.3 million of past due loans at December 31, 2012 improved to current status and another $8.8 million of past due loans were paid off by December 31, 2013.  Additionally, $6.9 million of those loans past due at December 31, 2012, were charged off and another $2.7 million were moved to foreclosed real estate. Conversely, $33.1 million of current loans as of December 31, 2012, became delinquent and were reported as past due at December 31, 2013. Out of this $33.1 million total, $9.7 million were 90 days past due or greater, $9.0 million were 60-89 days past due while the remainder, or $14.4 million, were 30-59 days past due at December 31, 2013.

Total impaired loans decreased by $4.0 million as of December 31, 2013 compared to December 31, 2012. Of those loans deemed to be impaired at December 31, 2012, $8.1 million were charged off and $2.7 were transferred to foreclosed assets in 2013. Impaired loans without a specific reserve at December 31, 2012 totaling $22.9 million remained impaired without a specific reserve at December 31, 2013, while $7.9 million of impaired loans with specific reserves at December 31, 2012 remained impaired with a specific reserve at December 31, 2013.  A total of $17.0 million of loans were downgraded in 2013 and deemed to be impaired subsequent to December 31, 2012, $4.0 million of these loans have a specific reserve related to them. Impaired loans totaling $7.6 million as of December 31, 2012, subsequently paid off in 2013.

The Company generally obtains third party appraisals ordered by the Real Estate Loan Administration Department on nonperforming loans secured by real estate at the time the loan is determined to be impaired. The Bank charges down loans based on the appropriate discounted fair value of the collateral as determined by the current appraisal or other collateral valuations less any unpaid real estate taxes and any costs to sell. The charge-down of any impaired loan is done upon receipt and satisfactory review of the appraisal or other collateral valuation and, in no event, later than the end of the quarter in which the appraisal or valuation was accepted by the Bank. No significant time lapses during this process have occurred for any period presented.
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

The Bank may create a specific reserve for all or a part of a particular loan in lieu of a charge-off as a result of management's evaluation of the impaired loan. In these instances, the Bank has determined that a loss is probable, but not imminent based upon available information surrounding the credit at the time of the analysis, however, management believes a reserve is appropriate to acknowledge the potential risk of loss.
Management's Allowance for Loan Loss Committee has performed a detailed review of the impaired loans and of the collateral related to these credits and believes, to the best of its knowledge, that the ALL remains adequate for the level of risk inherent in these loans at December 31, 2013.
Any criticized or classified loan not considered impaired is reviewed to determine if it is a potential problem loan. Such loan classifications totaled $38.6 million at December 31, 2013 compared to $46.9 million at December 31, 2012 and were comprised of $11.1 million of special mention rated loans and $27.5 million of substandard accruing loans which were not deemed impaired. These problem loans were included in the general pool of loans to determine the adequacy of the ALL at December 31, 2013.

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

Allowance for Loan Losses

The ALL is established in the form of a provision expense for loan losses and is reduced by loan charge-offs, net of recoveries. When loans are deemed to be uncollectible, they are charged off. When a loss is not imminent, but the potential for a loss is a concern, a specific allowance may be created for that particular loan. Management has established a reserve that it believes is adequate for estimated losses in the loan portfolio. In conjunction with an outsourced third party loan review function that operates independently of the lending function, management monitors the loan portfolio to identify risks on a timely basis so that an appropriate allowance is maintained. Based on an evaluation of the loan portfolio, management presents a quarterly review of the ALL to the board of directors, indicating any changes in the allowance since the last review. In making the evaluation, management considers the results of recent regulatory examinations, which typically include a review of the ALL as an integral part of the examination process.

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

•
Assessing whether the loans identified for review are “impaired” based on the probability that all amounts due under the loan will or will not be collected according to the contractual terms of the loan agreement;

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

The majority of the Company’s charge-offs come from loans deemed impaired.  Nonperforming loans are all considered impaired.  Once a loan is impaired, an analysis is performed specifically on the loan and loan relationships to determine whether or not a probable loss exists.  Regardless of whether a charge off is recorded or a specific reserve has been allocated, both are taken into consideration when calculating the adequacy of the allowance. At December 31, 2013, a significant portion of the $5.6 million specific reserves were already included in the allowance as a specific reserve at December 31, 2012.  Additionally, charge-offs during the 2013 year were partially absorbed by December 31, 2012 specific reserves as well as a reduction in the 2013 historical loss factor previously mentioned in the Provision for Loan Loss section.  These aforementioned factors reduced the allowance requirement despite the increase of non performing loans.

The Company recorded provisions of $6.9 million to the ALL in 2013, compared to $10.1 million for 2012. During 2013, net charge-offs for the year totaled $9.0 million, or 0.55%, of average loans outstanding, excluding loans held for sale, compared to $6.4 million, or 0.44%, of average loans outstanding for 2012. Of the total net charge-offs during 2013, $3.3 million were included in nonaccrual loans at December 31, 2012. Approximately $7.6 million, or 84%, of total net charge-offs for 2013 were concentrated in five loan relationships. Comparatively, approximately $3.2 million, or 49% of total net charge-offs for 2012 were concentrated in a total of four different loan relationships. Of the $9.0 million of net loan charge-offs for 2013, approximately $2.8 million, or 31% of total charge-offs, was associated with commercial real estate loans, $2.4 million, or 26%, was associated with commercial construction and land development loans, $2.3 million, or 25%, was associated with commercial and industrial loans, $1.3 million, or 15%, was associated with consumer and residential loans and $292,000, or 3%, was associated with owner occupied real estate loans.

The ALL as a percentage of loans receivable decreased from 1.65% of total loans outstanding at December 31, 2012, to 1.32% of total loans outstanding at December 31, 2013. The allowance at December 31, 2013 provided coverage of 57% of total nonperforming loans compared with 77% of nonperforming loans at December 31, 2012. Management believes the lower coverage ratios are appropriate because they are reflective of a significantly reduced aggregate risk of loss associated with loan relationships originated during the pre-recession and early recession periods. This is despite an increase in nonaccrual loans which have already been either specifically reserved for or charged down. See the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Notes 1 and 4 in the Notes to Consolidated Financial Statements for the year ended December 31, 2013 included herein for further discussion regarding our ALL.

Table 12 summarizes the transactions in the ALL for the twelve months ended December 31, 2013 and each of the preceding four years.

TABLE 12

		Years Ended December 31,
(dollars in thousands)	2013	2012	2011	2010	2009
Balance at beginning of year	$25,282	$21,620	$21,618	$14,391	$16,719
Provisions charged to operating expenses	6,875	10,100	20,592	21,000	12,425
	32,157	31,720	42,210	35,391	29,144
Recoveries of loans previously charged-off:
Commercial and industrial	1,122	227	156	407	92
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	3	7	60	3	—
Commercial construction and land development	490	517	11	58	1
Commercial real estate	—	97	15	25	121
Residential	10	4	68	5	87
Consumer	76	67	135	24	7
Total recoveries	1,701	919	445	522	308

Loans charged-off:
Commercial and industrial	(3,427)	(2,302)	(7,945)	(5,995)	(6,807)
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	(295)	(772)	(254)	(614)	(342)
Commercial construction and land development	(2,844)	(1,378)	(10,629)	(3,779)	(3,652)
Commercial real estate	(2,773)	(1,853)	(852)	(2,138)	(3,634)
Residential	(332)	(308)	(188)	(705)	(299)
Consumer	(1,077)	(744)	(1,167)	(1,064)	(327)
Total charged-off	(10,748)	(7,357)	(21,035)	(14,295)	(15,061)
Net charge-offs	(9,047)	(6,438)	(20,590)	(13,773)	(14,753)
Balance at end of year	$23,110	$25,282	$21,620	$21,618	$14,391
Net charge-offs to average loans outstanding	0.55%	0.44%	1.43%	0.98%	1.02%
ALL to year-end loans	1.32%	1.65%	1.50%	1.57%	1.00%

Allocation of the ALL

The allocation of the ALL is not necessarily indicative of the categories in which future credit losses may occur. The total allowance is available to absorb losses from any segment of loans. The allocations in the following table were determined by a combination of the following factors: specific allocations made on loans considered impaired as determined by management and the loan review committee, a general allocation on nonimpaired loans based on qualitative and historical losses in each loan type category combined with a weighting of the current loan composition. The following table details the allocation of the ALL to the various categories.

TABLE 13

	December 31,
	2013		2012		2011		2010		2009
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial and industrial	$8,178	25%	$9,959	25%	$8,400	22%	$9,679	24%	$5,002	28%
Commercial tax-exempt	72	5	83	6	79	6	86	6	1,258	7
Owner occupied real estate	2,180	17	2,129	17	729	20	910	18	2,419	18
Commercial construction and land development	5,559	8	7,222	7	7,840	7	5,420	8	914	8
Commercial real estate	4,161	27	3,983	26	3,241	25	4,002	23	2,343	18
Residential	960	6	324	5	435	6	442	6	738	6
Consumer	1,303	12	793	14	831	14	702	15	1,687	15
Unallocated	697	—	789	—	65	—	377	—	30	—
Total	$23,110	100%	$25,282	100%	$21,620	100%	$21,618	100%	$14,391	100%

Deposits

Total deposits at December 31, 2013, were $2.24 billion, an increase of $8.3 million over total deposits one year ago. We regard core deposits as all deposits other than public time and brokered deposits. Core deposits were $2.18 billion at December 31, 2013. Total demand noninterest-bearing deposits decreased by $11.7 million, or 3%, demand interest-bearing deposits decreased by $23.2 million, or 2%, savings account balances increased by $51.5 million, or 12%, and time deposit account balances decreased by $8.3 million, or 4%, year over year. In addition to product types, the Company assessed its growth by customer base. Commercial deposits decreased by $30.7 million, or 4%, in 2013 to $651.2 million while governmental deposits increased by $25.4 million, or 4%, to $624.4 million. Consumer deposits totaled $960.2 million at December 31, 2013 and comprise 43% of our total deposits. Total deposits also include $3.8 million of brokered deposits at December 31, 2013. Total average deposits for 2013 were $2.13 billion, an increase of $48.2 million, or 2%, over the 2012 average of $2.08 billion.

The average balances and weighted-average rates paid on deposits for 2013, 2012 and 2011 are presented below. Brokered deposits averaging $4.9 million during 2013 are included in their respective categories.

TABLE 14

	Years Ended December 31,
	2013		2012		2011
(dollars in thousands)	Average Balance/Rate		Average Balance/Rate		Average Balance/Rate
Demand deposits:
Noninterest-bearing	$434,753		$420,181		$373,494
Interest-bearing (money market and checking)	1,071,374	0.28%	1,050,664	0.36%	967,982	0.56%
Savings	436,618	0.31	398,242	0.36	336,720	0.43
Time	186,090	0.97	211,571	1.17	261,002	1.75
Total deposits	$2,128,835	0.29%	$2,080,658	0.37%	$1,939,198	0.59%

The decrease in the average rates paid on deposits over the past three years are a direct result of the general level of short-term market interest rates and the Company's pricing of its deposit rates paid in accordance with such market rates. See the Results of Operations section earlier in this Management's Discussion and Analysis regarding the Company's cost of deposits.

The remaining maturities for time deposits with balances of $100,000 or more as of December 31, 2013 are presented in Table 15.

TABLE 15

December 31,
(in thousands)	2013
3 months or less	$13,078
3 to 6 months	62,331
6 to 12 months	9,376
Over 12 months	20,835
Total	$105,620

Short-Term Borrowings

Short-term borrowings used to meet temporary funding needs consist of overnight federal funds purchased as well as overnight and short-term advances from the FHLB. For 2013, short-term borrowings averaged $301.4 million, a $215.1 million, or 249%, increase over 2012. The increase in 2013 was the need to utilize this funding source to support the strong growth in average loan balances that outpaced deposit growth. Rates paid by the Company on short-term borrowings are set by the respective creditors and are directly related to the level of overall general market interest rates. Due to the lower level of market rates prevalent throughout 2013 and 2012 compared to 2011, the average rate paid on such borrowings remained consistent in 2013 compared to 2012. The following table details the above discussion:

TABLE 16

	Years Ended December 31,
(dollars in thousands)	2013	2012	2011
Outstanding balance	$277,750	$113,225	$65,000
Weighted-average interest rate at period-end	0.24%	0.22%	0.15%
Maximum amount outstanding at any one month-end	$346,775	$164,175	$206,275
Average outstanding balance	$301,447	$86,333	$127,975
Weighted-average interest rate on average outstanding balances	0.23%	0.23%	0.34%

Long-Term Debt

Long-term debt totaled $15.8 million at December 31, 2013 compared to $40.8 million at December 31, 2012. The change in long-term debt is due to the maturity of the $25.0 million FHLB borrowing during the first quarter of 2013. This advance had an original term of two years and a fixed rate of 1.01%. The remaining long-term debt consists of $15.8 million of Trust Capital Securities through Trust III, our Delaware business trust subsidiary. At December 31, 2013, the Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. Proceeds of the trust capital securities were used for general corporate purposes, including additional capitalization of our wholly-owned banking subsidiary. During the fourth quarter of 2012, the Company repurchased and retired $8.0 million of 10% fixed rate Trust Capital Securities. The Company incurred a $140,000 repayment charge in 2012 to repurchase and retire these Trust Capital Securities. This retirement reduced the Company's pretax interest expense by $800,000 annually. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2013 for further analysis of our long-term debt.

Stockholders' Equity

At December 31, 2013, stockholders' equity totaled $230.2 million, down $5.2 million, or 2%, from total stockholders' equity at December 31, 2012. The decrease was the result of a decline in accumulated other comprehensive income as the Company's AFS securities portfolio experienced a change from an unrealized gain position, net of income tax impacts of $7.2 million at December 31, 2012 to an unrealized loss position, net of income tax impacts of $16.5 million at December 31, 2013. The market prices for most securities held in the Company's portfolio declined in 2013 and management believes that the unrealized losses on these securities at December 31, 2013 were primarily the result of changes in general market interest rates and prices.This decrease was partially offset by the $17.3 million of net income recorded by the Company and by common stock share-based awards. Average stockholders' equity to average assets for the year 2013 was 8.63% compared to 9.31% in 2012. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2013 included herein, for additional discussion regarding Stockholders' Equity.

The Company offers a Dividend Reinvestment and Stock Purchase Plan and received proceeds from stock purchases through this plan of $67,000 during 2013 and $44,000 during 2012. Beginning January 1, 2012, the voluntary cash payments maximum was reduced from $25,000 to $10,000 per month and the 3% discount on such purchases was eliminated. These changes reduced the voluntary cash payments the Company received in 2013 and 2012 and may in future periods, as well.

Supplemental Reporting of Non-GAAP Based Financial Measures

Tangible common equity to tangible assets is a non-GAAP based financial measure calculated using non-GAAP based amounts. Total stockholders' equity to total assets is the most directly comparable measure, which is calculated using GAAP-based amounts. The Company calculates the tangible common equity to tangible assets by excluding the balance of preferred stock and any intangible assets; however, the Company did not have any intangible assets at either December 31, 2013 or December 31, 2012. Management believes that tangible common equity to tangible assets has been a focus for some investors and assists in analyzing Metro's capital position without regard to the effect of preferred stock. Although this non-GAAP financial measure is frequently used by investors to evaluate a company, non-GAAP financial measurements have inherent limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. A reconciliation of tangible common equity to tangible assets is set forth in the table that follows:

TABLE 17

	December 31, 2013	December 31, 2012
Total stockholders' equity to assets (GAAP)	8.28%	8.93%
Less: Effect of excluding preferred stock	0.04%	0.03%
Tangible common equity to tangible assets	8.24%	8.90%

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

The following table provides a comparison of the Company's and the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:

TABLE 18

	Company		Bank		Minimum Regulatory Requirements	Well-Capitalized Threshold
	December 31,		December 31,
	2013	2012	2013	2012		(Bank Only)
Total Capital	14.59%	15.22%	14.09%	14.59%	8.00%	10.00%
Tier 1 Capital	13.41	13.97	12.91	13.34	4.00	6.00
Leverage ratio (to total average assets)	9.39	9.61	9.04	9.18	4.00	5.00

At December 31, 2013, the capital levels of the Bank met the regulatory definition of a “well-capitalized” financial institution, which is defined by a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6% and a total risk-based capital ratio exceeding 10%.

Regulatory Capital Changes
In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. The Company is in the process of assessing the impact of these changes on the regulatory ratios as well as on the capital, operations, liquidity and earnings of the Company and the Bank. For further discussion please refer to Note 15 of Notes to Consolidated Financial Statements for the year ended December 31, 2013 included herein.

Our common stock trades on the NASDAQ Global Select Market under the symbol METR. The table below sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2012 through December 31, 2013. As of December 31, 2013, there were approximately 2,600 holders of record of the Company's common stock. The market price of Metro common stock increased 63% throughout 2013 from $13.22 per share at December 31, 2012 to $21.54 per share at December 31, 2013.

TABLE 19

	Sales Price
Quarter Ended:	High	Low
December 31, 2013	$23.09	$19.85
September 30, 2013	22.65	18.45
June 30, 2013	20.85	15.94
March 31, 2013	17.49	12.85
December 31, 2012	$13.40	$11.69
September 30, 2012	13.17	11.46
June 30, 2012	12.50	10.56
March 31, 2012	11.93	8.48

The following graph shows the yearly percentage change in the Company's cumulative total shareholder return on its common stock from December 31, 2008 to December 31, 2013 compared with the cumulative total return of the NASDAQ Bank Index and the NASDAQ Composite Market Index.

Comparison of Cumulative Five-Year Total Return
300%
250%
200%
150%
100%
50%
0%
2008
2009
2010
2011
2012
2013
NASDAQ Composite Index
NASDAQ Bank Index
METRO Bancorp

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

Table 20 shows our GAP position as of December 31, 2013. The repricing assumptions used in the table are as follows:

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

•
Securities with prepayment characteristics such as MBSs and CMOs are scheduled based upon their remaining weighted-average lives as calculated utilizing a market consensus CPR. Securities with call options are analyzed in the context of the existing interest rate environment to estimate the likelihood of their call and to project their resulting payment schedule. All other securities are assumed to reprice at their contractual maturity;

•
Fixed rate deposit transaction accounts are scheduled to reprice in accordance with their estimated decay rates as determined in a core deposit study produced by an independent consultant. Floating rate deposit transaction accounts are scheduled in the 1-90 day category as they are tied to a floating index such as the 91-Day Treasury bill; and

•	Time deposit accounts, short-term borrowings and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 20

	December 31, 2013
(dollars in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable, including loans held for sale	$819,581	$57,931	$103,623	$648,171	$127,791	$1,757,097
Securities	60,381	30,633	58,962	248,919	515,430	914,325
Total interest-earning assets	879,962	88,564	162,585	897,090	643,221	2,671,422
Interest-bearing liabilities:
Transaction accounts, excluding noninterest-bearing demand	281,699	51,672	51,961	351,900	869,830	1,607,062
Time deposits	36,065	75,789	24,869	52,548	—	189,271
Short-term borrowings	277,750	—	—	—	—	277,750
Long-term debt	—	—	—	—	15,800	15,800
Total interest-bearing liabilities	595,514	127,461	76,830	404,448	885,630	2,089,883
Period GAP	284,448	(38,897)	85,755	492,642	(242,409)	$581,539
Cumulative GAP	$284,448	$245,551	$331,306	$823,948	$581,539
Cumulative RSA / RSL	147.77%	133.96%	141.42%	168.42%	127.83%

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

The following table compares the impact on forecasted net income at December 31, 2013 and 2012 of a plus 300, plus 200 and plus 100 bp change in interest rates.

TABLE 21

	Plus 300	Plus 200	Plus 100
December 31, 2013
Twelve Months	(2.21)%	(1.68)%	(1.02)%
Twenty-Four Months	(0.34)%	(0.48)%	(0.51)%
December 31, 2012
Twelve Months	0.99%	1.19%	1.31%
Twenty-Four Months	3.49%	3.05%	2.33%

As displayed in the above table, December 31, 2013’s income simulation modeling indicated net interest income is negatively impacted in the first twelve months in rising interest rate scenarios despite the Company’s positive cumulative Gap position at the one year time frame. Because of the low absolute level of current interest rates, a significant portion of floating rate loans have currently hit their floors and would absorb initial upward movements in interest rates without providing any benefit to the Company from an increase in their corresponding loan rates. Partially offsetting this effect are floating rate deposits which have also hit their floors, and likewise would show no increase in cost with initial upward interest rate movements. The net result of these two factors is the negative first year impact to net interest income in rising interest rate scenarios. The second year (months 13 through 24) impact of rising interest rates is positive, as by month 13 each scenario’s full interest rate movement has occurred and caused floored accounts to experience rate increases. This second year positive impact, however, are not enough to completely offset the negative impact in the first 12 months.
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

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. Market value of equity is defined as the market value of assets less the market value of liabilities plus the market value of off-balance sheet items. The model calculates the market value of equity in the current rate scenario and then compares the market value of equity given immediate increases and decreases in rates.  Our ALCO policy indicates that the level of interest rate risk is unacceptable in the 100 bp immediate interest rate change scenarios if there is a resulting loss of more than 15% of the market value calculated in the current rate scenario. In the 200 bp immediate interest rate change scenario a loss of more than 25% loss of market value is deemed unacceptable. A loss of more than 35% is defined as unacceptable in the 300 bp immediate rate change scenario, while a loss of more than 40% is unacceptable in immediate rate change scenarios of 400 bps or more. At December 31, 2013 the market value of equity calculation indicated acceptable levels of interest rate risk in all scenarios per the policies established by our ALCO.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given immediate changes in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premiums. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. The most recent study calculates an average life of our core deposit transaction accounts of 9.6 years, up from 9.2 years at December 31, 2012. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2013 provide an accurate assessment of our interest rate risk.

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

We manage liquidity risk at both the Bank and the holding company (the Parent) levels to help ensure that we can obtain cost-effective funding to meet current and future obligations and to help ensure that we maintain an appropriate level of contingent liquidity. The board of directors is responsible for approving our Liquidity Policy to be managed by the ALCO and management.

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

Our investment portfolio consists primarily of U.S. Government agency CMOs and MBSs. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. The current market environment has negatively impacted the fair market value of certain securities in the Company's investment portfolio and therefore the Company is not inclined to act on a sale of such securities for liquidity purposes at this time. With interest rates at or near record-lows, the Company would more likely be inclined to borrow from one of the sources discussed in the following paragraph.

We also maintain secondary sources of liquidity which can be drawn upon if needed. These secondary sources of liquidity include a $15.0 million line of credit through a correspondent bank, a $20.0 million line of credit through another correspondent bank and $687.5 million of borrowing capacity at the FHLB. The Bank is a member of the FHLB-Pittsburgh and, as such, has access to advances secured generally by residential mortgage and other mortgage-related loans. In addition we have the ability to borrow at the Federal Reserve Bank of Philadelphia's (FRB) Discount Window to meet short-term liquidity requirements. The FRB, however, is not viewed as the primary source of our borrowings, but rather as a potential source of liquidity under certain circumstances, in a stressed environment or during a market disruption. This potential source is secured by agency residential MBSs and CMOs, as well as agency debentures. At December 31, 2013, our total potential liquidity through FHLB and other secondary sources was $722.5 million, of which $369.6 million was available, as compared to $407.5 million available out of our total potential liquidity of $580.8 million at December 31, 2012. The $141.7 million increase in potential liquidity was mainly due to an increase in the Bank's borrowing capacity as a result of a higher level of qualifying collateral. FHLB borrowing capacity is determined based on asset levels on a quarterly lag basis.

The Dodd-Frank Act provided temporary unlimited coverage for noninterest-bearing transaction accounts at all FDIC-insured depository institutions. The separate coverage for these accounts became effective on December 31, 2010 and terminated on December 31, 2012. Prior to the program's December 31, 2012 expiration, the Bank entered into a deposit placement agreement with a national firm. The agreement allows customers the ability to place certain deposits with other member institutions on a reciprocal basis, thereby achieving additional FDIC insurance coverage. The Bank had $3.8 million in reciprocal deposits at December 31, 2013 with an average balance of $4.9 million during 2013. These balances are included with public fund time deposits as other noncore deposits in Table 2. The Bank believes this arrangement will help mitigate any potential adverse impact on its liquidity position; however it has not experienced and does not anticipate a material level of customer demand for this program.

The Parent Company Liquidity - Uses

At the parent level, primary liquidity obligations include debt service related to parent company long-term debt or borrowings, unallocated corporate expenses, funding its subsidiaries, and could also include paying dividends to Metro shareholders, common stock or preferred stock share repurchases or acquisitions if Metro chose to do so.

The Parent Company Liquidity - Sources

The principal source of the Parent's liquidity is dividends it receives from the subsidiary Bank, which may be impacted by: Bank-level capital needs, laws and regulations, corporate policies, or other factors. Although the Bank did not issue dividends to the Parent in 2013, or 2012, the Parent has sufficient cash on hand to support its normal operating needs for the foreseeable future. A common stock share repurchase program, if implemented, could require us to dividend additional cash from the subsidiary Bank up to the Parent Company, depending upon the size of the repurchase program. In addition, we would be required to dividend additional cash from the subsidiary Bank up to the Parent Company if we decided to repurchase and retire the remaining Trust Capital Securities. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Parent. See Note 15 Regulatory Matters in the Notes to the Consolidated Financial Statements for December 31, 2013, included herein, for additional information regarding dividend restrictions.

In addition to dividends from Metro Bank, other sources of liquidity for the parent company include proceeds from common stock options exercised as well as proceeds from the issuance of common stock under Metro's stock purchase plan. We could also generate liquidity for Metro and its subsidiaries through the issuance of debt and equity securities. Metro has an effective shelf registration statement, as previously discussed, whereby we could issue additional debt and equity securities. See Notes 10 and 12 in the Notes to the Consolidated Financial Statements for December 31, 2013, included herein, for additional information regarding capital securities.

Consolidated Liquidity

The Consolidated Statements of Cash Flows included herein, provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. Cash from operating activities during 2013 increased to $44.5 million from $31.7 million during 2012. This increase was primarily attributable to an increase in net income in 2013 and a lower amount of originations of loans held for sale as compared to 2012, partially offset by a decrease in proceeds from sales of loans held for sale and an increase in other assets. Investing activities resulted in a net cash outflow of $204.3 million during 2013 compared to $229.6 million in 2012, primarily due to a net decrease in investment securities balances offset by an increase in loans receivable in 2013 as compared to 2012. Financing activities resulted in net cash of $148.2 million provided in 2013 compared to a net cash of $199.4 million in 2012. The lower net cash provided in 2013 was mostly from net deposit growth of only $8.3 million compared to $159.7 million of deposit growth in 2012 as well as the repayment of long-term debt in 2012, all partially offset by an increase short-term borrowings.

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments as of December 31, 2013:

TABLE 22

	December 31, 2013
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time deposits	$136,723	$25,454	$27,094	$—	$189,271
Long-term debt	—	—	—	15,800	15,800
Fiserv Solutions, Inc. obligation	7,496	11,931	—	—	19,427
Operating leases	2,578	4,572	3,993	15,076	26,219
Sponsorship obligation	338	677	677	—	1,692
Total	$147,135	$42,634	$31,764	$30,876	$252,409

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2013, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2013, included herein, for additional information.

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

•	the effects of ongoing short and long-term federal budget and tax negotiations and their effects on economic and business conditions in general and our customers in particular;

•	the effects of the failure of the federal government to reach a deal to permanently raise the debt ceiling and the potential negative results on economic and business conditions;

•	the impact of the Dodd-Frank Act and other changes in financial services’ laws and regulations (including laws concerning taxes, banking, securities and insurance);

•	possible impacts of the capital and liquidity requirements of the Basel III standards and other regulatory pronouncements;

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

•
changes in accounting principles, policies and guidelines as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board (FASB), and other accounting standards setters;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	rapidly changing technology;

•	continued relationships with major customers;

•	effect of terrorist attacks and threats of actual war;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services;

•	interruption or breach in security of our information systems resulting in failures or disruptions in customer account management, general ledger processing and loan or deposit systems;

•	our ability to maintain compliance with the exchange rules of The Nasdaq Stock Market, Inc.;

•	our ability to maintain the value and image of our brand and protect our intellectual property rights;

•	disruptions due to flooding, severe weather or other natural disasters or Acts of God; and

•	our success at managing the risks involved in the foregoing.

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2013 was 3.51%, a decrease of 23 bp from 3.74% for the year ended December 31, 2012. See the section titled “Net Interest Income and Net Interest Margin” in this Management's Discussion and Analysis for further discussion regarding our net interest margin performance.

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

We, as management of Metro Bancorp, Inc., are responsible for establishing and maintaining effective internal control over financial reporting that is designed to produce reliable financial statements in conformity with United States generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and disposition of the assets of the Company; provide reasonable assurance that the transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles; that receipts and expenditures of the Company are only being made in accordance with authorizations of management and directors of the Company; and provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the Company's assets that could have a material effect on the financial statements. The system of internal control over financial reporting as it relates to the financial statements is evaluated for effectiveness by management and tested for liability through a program of internal audits. Actions are taken to correct potential deficiencies as they are identified.

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

Management assessed the Company's system of internal control over financial reporting as of December 31, 2013, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework (1992), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2013, its system of internal control over financial reporting is effective and meets the criteria of Internal Control - Integrated Framework.

BDO USA, LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2013, appearing elsewhere in this annual report, and has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, as stated in their report, which is included herein.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
March 17, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Metro Bancorp, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Metro Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2013, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheet of Metro Bancorp, Inc. and subsidiaries as of December 31, 2013 and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for the year then ended and our report dated March 17, 2014 expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 17, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheet of Metro Bancorp, Inc. and subsidiaries (“Company”) as of December 31, 2013, and the related consolidated statements of operations, comprehensive income, stockholders’ equity and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on those consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and subsidiaries as of December 31, 2013, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in Internal Control - Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 17, 2014 expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 17, 2014

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheet of Metro Bancorp, Inc. and subsidiaries as of December 31, 2012, and the related consolidated statements of operations, comprehensive income, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2012. Metro Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and its subsidiaries as of December 31, 2012, and the results of their operations and their cash flows for each of the years in the two-year period ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ ParenteBeard LLC

Reading, Pennsylvania
March 15, 2013

Metro Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2013	2012
Assets
Cash and cash equivalents	$44,996	$56,582
Securities, available for sale at fair value	585,923	675,109
Securities, held to maturity at cost (fair value 2013: $263,697; 2012: $273,671)	283,814	269,783
Loans, held for sale	6,225	15,183
Loans receivable, net of allowance for loan losses (allowance 2013: $23,110; 2012: $25,282)	1,727,762	1,503,515
Restricted investments in bank stock	20,564	15,450
Premises and equipment, net	75,783	78,788
Other assets	36,051	20,465
Total assets	$2,781,118	$2,634,875

Liabilities and Stockholders' Equity
Deposits:
Noninterest-bearing	$443,287	$455,000
Interest-bearing	1,796,334	1,776,291
Total deposits	2,239,621	2,231,291
Short-term borrowing	277,750	113,225
Long-term debt	15,800	40,800
Other liabilities	17,764	14,172
Total liabilities	2,550,935	2,399,488
Stockholders' Equity:
Preferred stock - Series A noncumulative; $10.00 par value; $1,000 liquidation preference;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued and outstanding shares 2013: 14,157,219; 2012: 14,131,263)	14,157	14,131
Surplus	158,650	157,305
Retained earnings	73,491	56,311
Accumulated other comprehensive income (loss)	(16,515)	7,240
Total stockholders' equity	230,183	235,387
Total liabilities and stockholders' equity	$2,781,118	$2,634,875

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share amounts)	2013	2012	2011
Interest Income
Loans receivable, including fees:
Taxable	$74,404	$71,760	$71,307
Tax-exempt	3,630	3,628	4,020
Securities:
Taxable	20,552	21,468	22,362
Tax-exempt	740	451	1
Federal funds sold	—	1	5
Total interest income	99,326	97,308	97,695
Interest Expense
Deposits	6,204	7,701	11,443
Short-term borrowings	712	203	439
Long-term debt	1,280	2,206	2,814
Total interest expense	8,196	10,110	14,696
Net interest income	91,130	87,198	82,999
Provision for loan losses	6,875	10,100	20,592
Net interest income after provision for loan losses	84,255	77,098	62,407
Noninterest Income
Service charges on deposit accounts	22,867	23,161	23,272
Loan service charges and fees	2,764	2,838	2,366
Other	2,940	2,373	2,135
Service charges, fees and other operating income	28,571	28,372	27,773
Net gains on sales of loans	955	1,220	2,728
Total fees and other income	29,526	29,592	30,501
Other-than-temporary impairment (OTTI) losses	—	(649)	(324)
Portion recognized in other comprehensive income (before taxes)	—	—	—
Net impairment loss on investment securities	—	(649)	(324)
Net gains on sales/calls of securities	664	1,051	350
Debt prepayment charge	—	(140)	(75)
Total noninterest income	30,190	29,854	30,452
Noninterest Expenses
Salaries and employee benefits	42,806	41,241	40,318
Occupancy	8,710	8,439	9,155
Furniture and equipment	4,540	4,842	5,465
Advertising and marketing	2,418	1,870	2,016
Data processing	12,838	13,590	14,211
Regulatory assessments and related fees	2,227	4,063	3,638
Telephone	3,643	3,480	3,434
Loan expense	2,024	1,384	1,098
Foreclosed real estate	422	1,335	2,275
Branding	—	30	1,891
Consulting fees	807	1,104	1,496
Pennsylvania shares tax	2,176	1,789	1,507
Other	7,258	7,977	7,510
Total noninterest expenses	89,869	91,144	94,014
Income (loss) before taxes	24,576	15,808	(1,155)
Provision (benefit) for federal income taxes	7,316	4,914	(1,444)
Net income	$17,260	$10,894	$289
Net Income per Common Share
Basic	$1.21	$0.77	$0.02
Diluted	1.20	0.77	0.02
Average Common and Common Equivalent Shares Outstanding
Basic	14,142	14,128	13,919
Diluted	14,290	14,128	13,919
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income

	Years Ended December 31,
(in thousands)	2013	2012	2011
Net income	$17,260	$10,894	$289
Other comprehensive (loss) income, net of tax:
Net unrealized holding (losses) gains arising during the period (net of taxes 2013: ($12,750); 2012: $1,758; 2011: $4,872)	(23,988)	3,413	9,457
Reclassification adjustment for net realized losses (gains) on securities recorded in income [1] (net of taxes 2013: $125; 2012: ($220); 2011: ($117))	233	(409)	(227)
Reclassification for OTTI credit losses recorded in income (net of taxes 2012: $227; 2011: $110)	—	422	214
Other comprehensive (loss) income	(23,755)	3,426	9,444
Total comprehensive (loss) income	$(6,495)	$14,320	$9,733

[1] Amounts are included in net gains on sales/calls of securities on the Consolidated Statements of Income in total noninterest income.
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total

January 1, 2011	$400	$13,748	$151,545	$45,288	$(5,630)	$205,351
Net income	—	—	—	289	—	289
Other comprehensive income	—	—	—	—	9,444	9,444
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 100 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 376,862 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	377	3,425	—	—	3,802
Common stock share-based awards	—	—	1,213	—	—	1,213
December 31, 2011	400	14,125	156,184	45,497	3,814	220,020
Net income	—	—	—	10,894	—	10,894
Other comprehensive income	—	—	—	—	3,426	3,426
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 40 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 5,877 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	6	38	—	—	44
Common stock share-based awards	—	—	1,082	—	—	1,082
December 31, 2012	400	14,131	157,305	56,311	7,240	235,387
Net income	—	—	—	17,260	—	17,260
Other comprehensive loss	—	—	—	—	(23,755)	(23,755)
Dividends declared on preferred stock	—	—	—	(80)	—	(80)
Common stock of 23,645 shares issued under stock option plans, including tax benefit of $51	—	24	331	—	—	355
Common stock of 40 shares issued under employee stock purchase plan	—	—	1	—	—	1
Proceeds from issuance of 2,271 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	2	65	—	—	67
Common stock share-based awards	—	—	948	—	—	948
December 31, 2013	$400	$14,157	$158,650	$73,491	$(16,515)	$230,183

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2013	2012	2011
Operating Activities
Net income	$17,260	$10,894	$289
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	6,875	10,100	20,592
Provision for depreciation and amortization	5,157	5,824	6,476
Deferred income tax (benefit) expense	137	118	(1,511)
Amortization of securities premiums and accretion of discounts (net)	803	1,635	2,506
Losses (gains) on sales of available for sales securities (net)	358	(629)	(343)
Gains on sales/calls of held to maturity securities	(1,022)	(422)	(7)
Other-than-temporary impairment losses on investment securities	—	649	324
Proceeds from sales and transfers of SBA loans originated for sale	—	—	12,063
Proceeds/payments from sales of other loans originated for sale	63,573	76,277	60,822
Loans originated for sale	(53,604)	(80,881)	(60,911)
Gains on sales of loans (net)	(955)	(1,220)	(2,728)
Loss on write-down on foreclosed real estate	89	257	2,060
Losses (gains) on sales of foreclosed real estate (net)	54	649	(116)
Losses on disposal of premises and equipment (net)	217	79	1,265
Stock-based compensation	948	1,082	1,250
Amortization of deferred loan origination fees and costs (net)	2,688	2,647	2,069
Debt prepayment charge	—	140	75
(Increase) decrease in other assets	(985)	5,782	15,437
Increase (decrease) in other liabilities	2,947	(1,253)	(11,679)
Net cash provided by operating activities	44,540	31,728	47,933
Investing Activities
Securities available for sale:
Proceeds from principal repayments, calls and maturities	134,199	161,013	79,695
Proceeds from sales	76,262	299,338	125,299
Purchases	(158,826)	(518,375)	(368,537)
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	66,199	146,503	87,074
Proceeds from sales	22,259	6,101	852
Purchases	(101,455)	(225,420)	(57,059)
Proceeds from sales of loans receivable	4,952	—	—
Proceeds from sales of foreclosed real estate	1,552	6,472	2,930
Increase in loans receivable (net)	(241,982)	(103,992)	(85,458)
(Purchase) redemption of restricted investments in bank stock (net)	(5,114)	1,352	3,812
Proceeds from sale of premises and equipment	316	931	2
Purchases of premises and equipment	(2,685)	(3,508)	(1,695)
Net cash used by investing activities	(204,323)	(229,585)	(213,085)
Financing Activities
Increase in demand, interest checking, money market, and savings deposits (net)	13,098	190,834	281,381
Decrease in time and other noncore deposits (net)	(4,768)	(31,117)	(41,986)
Increase (decrease) in short-term borrowings (net)	164,525	48,225	(75,475)
Repayment of long-term borrowings	(25,000)	(8,540)	(5,275)
Proceeds from long-term borrowings	—	—	25,000
Proceeds from common stock options exercised	304	—	—
Proceeds from dividend reinvestment and common stock purchase plan	67	44	3,802
Tax benefit on exercise of stock options	51	—	—
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided by financing activities	148,197	199,366	187,367
(Decrease) increase in cash and cash equivalents	(11,586)	1,509	22,215
Cash and cash equivalents at beginning of year	56,582	55,073	32,858
Cash and cash equivalents at year-end	$44,996	$56,582	$55,073
Supplemental disclosure of cash flow information:
Cash paid for interest on deposits and borrowings	$8,283	$10,261	$14,870
Cash paid for income taxes	7,325	3,250	700
Supplemental schedule of noncash activities:
Transfer of loans to foreclosed assets	3,722	2,778	5,336
See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1.	Summary of Significant Accounting Policies

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

Use of Estimates

The consolidated financial statements are prepared in conformity with generally accepted accounting principles (GAAP).  Accounting principles generally accepted in the United States of America require management to make estimates and assumptions that affect reported amounts of assets and liabilities and require disclosure of contingent assets and liabilities. In the opinion of management, all adjustments considered necessary for fair presentation have been included and are of a normal, recurring nature. Actual results could differ from these estimates. Material estimates that are particularly susceptible to significant change in the near term relate to the determination of the allowance for loan losses (allowance or ALL), impaired loans, the valuation of foreclosed assets, the valuation of securities available for sale, the valuation of deferred tax assets, the determination of other-than-temporary impairment (OTTI) on the Company's investment securities portfolio and other fair value measurements.

Other Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale (AFS) securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. The only comprehensive income items that the Company presently has other than net income are net unrealized gains (losses) on securities available for sale and unrealized losses for noncredit-related losses on debt securities. These items are presented net of tax in the Statement of Comprehensive Income.

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within the South Central Pennsylvania Region. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one customer, or group of customers with similar economic characteristics. The types of securities the Company invests in is discussed in Note 3.

Securities

Securities classified as held to maturity are those debt securities that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs, or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated average life of amortizing securities and to either the maturity or expected call date of nonamortizing securities.

Securities classified as available for sale are those debt securities that the Company intends to hold for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available for sale would be based on various factors, including significant movements in interest rates, changes in the maturity mix of the Company's assets and liabilities, liquidity needs, regulatory capital considerations and other similar factors. Securities available for sale are carried at fair value. Unrealized gains or losses are reported in other comprehensive income, net of the related deferred tax effect. Realized gains or losses, determined on the basis of the cost of the specific securities sold, are included in earnings. Premiums and discounts are recognized in interest income using the interest method over the estimated average life of amortizing securities and to either the maturity or expected call date of nonamortizing securities. Management determines the appropriate classification of debt securities at the time of purchase.

Other-Than-Temporary Impairment

Beginning in 2013, the Company performed its own independent credit review of all nongovernment and nongovernmental agencies securities when determining whether a debt security is other-than-temporarily impaired. This includes a quarterly review of all existing debt securities as well as a pre-purchase analysis and review for securities purchased. This review considers, but does not rely upon, ratings by a nationally recognized statistical ratings organization. Management also assesses whether we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to its anticipated recovery.

Prior to 2013, the Company followed the fair value measurement guidance which clarifies the interaction of the factors that should be considered when determining whether a debt security is other-than-temporarily impaired. For debt securities, management assessed whether we had the intent to sell the security or it is more likely than not that we would be required to sell the security prior to its anticipated recovery. The Company forecasted recovery of the value of the security through either cash flows or market price.

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

The Company holds SBA loans in the Company's loan receivable portfolio unless or until the Company's management determines a sale of certain loans is appropriate. At the time such a decision would be made, the SBA loans will be moved from the loans receivable portfolio to the loans held for sale portfolio. During the first half of 2011, the Company was originating SBA loans with the intent to sell the guaranteed portion of the loans. The Company received proceeds of $12.1 million on sales of SBA loans in 2011 and recognized a gain of $1.9 million on those sales. There were no SBA loan sales in 2013 or 2012.

Total loans held for sale were $6.2 million and $15.2 million at December 31, 2013 and 2012, respectively. At December 31, 2013, loans held for sale were comprised of $3.1 million of student loans and $3.1 million of residential mortgages as compared to $3.8 million of student loans and $11.4 million of residential mortgages at December 31, 2012.

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

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is established when the discounted cash flows, net collateral value or observable market price of the impaired loan is lower than the carrying value of the loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors and includes an unallocated component. These qualitative factors represent a portion of the allowance established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include, the borrower's ability to pay, payment status, borrower's financial condition, market conditions for the borrowers' type of industry and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay and the borrower's prior payment record. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral if the loan is collateral dependent.

All nonaccrual loans are evaluated individually to determine whether a charge-off is necessary due to the loan being impaired.

Restricted Investments in Bank Stock

Restricted investments in bank stock (restricted stock) consists of stock of the Federal Home Loan Bank (FHLB) of Pittsburgh and the Atlantic Community Bankers Bank (ACBB). Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2013, the Company held $20.5 million of FHLB stock. Of this amount, $5.0 million was required for membership and $15.5 million was required to cover the Company's borrowing level at the FHLB. During

2013 the FHLB lifted the repurchase suspension that had been in place since December of 2008. The Company also owned $65,000 of ACBB stock. The stock is carried at cost.

Management evaluates the restricted stock for impairment in accordance with Financial Accounting Standards Board (FASB) guidance on Accounting by Certain Entities (including Entities with Trade Receivables that Lend to or Finance the Activities of Others). Management determines whether this investment is impaired based on an assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. The determination of whether a decline affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB and (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB. Management believes no impairment charge was necessary related to the FHLB restricted stock as of December 31, 2013.

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated costs to sell the assets at the date of foreclosure, establishing a new cost basis. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of carrying amount or fair value, less estimated costs to sell the asset. Revenue and expenses from operations, changes in the valuation allowance and gains/losses on sales of foreclosed real estate are included in foreclosed real estate expense. Foreclosed assets are included in other assets and totaled $4.5 million as of December 31, 2013 as compared to $2.5 million as of December 31, 2012.

Net expenses associated with foreclosed assets are detailed below:

	Years Ended December 31,
(in thousands)	2013	2012	2011
Operating expenses, net of rental income	$279	$429	$331
Loss on write-down on foreclosed real estate	89	257	2,060
Net loss (gain) on sales of real estate	54	649	(116)
Total	$422	$1,335	$2,275

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment. The Company analyzes each tax position taken in its tax returns and determines the likelihood that the position will be realized. Only tax positions that are "more likely than not" to be realized can be recognized in the Company's financial statements. For tax positions that do not meet this recognition threshold, the Company will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company does not have any material unrecognized tax benefits or accrued interest or penalties at December 31, 2013 or 2012 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months. The Company's policy is to account for interest as a component of interest expense and penalties, if any, as a component of other expenses.

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

Per Share Data

Basic net income per common share represents income available to common stockholders divided by the weighted-average number of common shares outstanding during the period. Diluted net income per common share reflects additional common shares that would have been outstanding if dilutive potential common shares had been issued as well as any adjustments to income that would result from the assumed issuance. Potential common shares that may be issued by the Company relate solely to outstanding common stock options and are determined using the treasury stock method or stock purchased through the Company's dividend reinvestment and stock purchase plan.

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

Recent Accounting Standards

In February 2013, FASB updated the Comprehensive Income guidance to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendment does not change the current requirements for reporting net income or other comprehensive income in the financial statements. However, the amendment requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under GAAP to be reclassified to net income in its entirety in the same reporting period. For other amounts that are not required under GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under GAAP that provide additional detail about those amounts. The effective date of this update for public entities was for reporting periods beginning after December 15, 2012. Early adoption was permitted. The adoption of this guidance did not have an impact on our consolidated financial statements.
In July 2013, FASB issued guidance on the presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry forward, a Similar Tax Loss, or a Tax Credit Carry forward Exists. An unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows: to the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. The effective date of this update for public entities is for fiscal years and interim periods, beginning after December 15, 2013. Early adoption is permitted. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In January 2014, FASB clarified the Receivables – Troubled Debt Restructurings by Creditors guidance regarding Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The guidance clarifies when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate property recognized. The effective date of the adoption of this guidance is for interim and annual reporting periods beginning after December 15, 2014. We do not believe the adoption of the amendment to this guidance will have a material impact on our consolidated financial statements.

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

Reclassifications

Certain amounts in the 2012 and 2011 financial statements have been reclassified to conform to the 2013 presentation format. Such reclassifications had no impact on the Company's net operations and stockholders' equity.

NOTE 2.	Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the FRB, against its deposit liabilities. The average amount of these reserve balances maintained for 2013 and 2012 was approximately $4.7 million and $3.6 million, respectively.  The Company has no due from balances with institutions in excess of FDIC insurance limitations.

NOTE 3.	Securities

The amortized cost and fair value of securities are summarized in the following tables:

	December 31, 2013
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$33,995	$—	$(4,069)	$29,926
Residential mortgage-backed securities	65,795	—	(3,295)	62,500
Agency collateralized mortgage obligations	483,591	1,141	(17,668)	467,064
Municipal securities	27,950	—	(1,517)	26,433
Total	$611,331	$1,141	$(26,549)	$585,923
Held to Maturity:
U.S. Government agency securities	$149,096	$—	$(16,082)	$133,014
Residential mortgage-backed securities	7,849	197	—	8,046
Agency collateralized mortgage obligations	118,893	251	(4,465)	114,679
Corporate debt securities	5,000	149	—	5,149
Municipal securities	2,976	—	(167)	2,809
Total	$283,814	$597	$(20,714)	$263,697

	December 31, 2012
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$33,994	$19	$(252)	$33,761
Residential mortgage-backed securities	55,614	1,596	—	57,210
Agency collateralized mortgage obligations	547,641	9,971	(745)	556,867
Municipal securities	26,890	381	—	27,271
Total	$664,139	$11,967	$(997)	$675,109
Held to Maturity:
U.S. Government agency securities	$178,926	$700	$(363)	$179,263
Residential mortgage-backed securities	23,827	1,889	—	25,716
Agency collateralized mortgage obligations	49,051	1,587	—	50,638
Corporate debt securities	15,000	13	—	15,013
Municipal securities	2,979	62	—	3,041
Total	$269,783	$4,251	$(363)	$273,671

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2013 are shown in the table that follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$—	$—
Due after one year through five years	—	—	5,000	5,149
Due after five years through ten years	48,534	43,963	70,000	62,854
Due after ten years	13,411	12,396	82,072	72,969
	61,945	56,359	157,072	140,972
Residential mortgage-backed securities	65,795	62,500	7,849	8,046
Agency collateralized mortgage obligations	483,591	467,064	118,893	114,679
Total	$611,331	$585,923	$283,814	$263,697

During 2013, the Company sold a total of 28 securities with a combined fair market value of $98.5 million. The Company realized net pretax gains of $512,000. Of the total, 16 securities with a combined fair market value of $76.3 million had been classified as available for sale. Securities sold from available for sale included 14 agency collateralized mortgage obligations (CMOs) and two mortgage-backed securities (MBSs). Ten agency MBSs and one agency CMO with a combined fair market value of $12.2 million had been classified as held to maturity, however, in each case the current par value had paid down to less than 15% of its purchased par value so they could be sold without tainting the remaining held to maturity (HTM) portfolio. In addition, one corporate bond with a fair market value of $10.0 million had been classified as held to maturity but was sold within three months of its final maturity. In addition to its sales, the Company had two agency debentures called during 2013. The combined par value was $50.0 million with a net pretax gain of $152,000.

During 2012, the Company sold a total of 48 securities with a combined fair market value of $305.4 million. The Company realized net pretax gains of $1.1 million, with a related tax expense of $368,000. Of the total, 41 securities with a combined fair market value of $299.3 million had been classified as available for sale. Seven agency MBSs with a fair market value of $6.1 million had been classified as held to maturity, however, in each case the current par value had paid down to less than 15% of its purchased par value so they could be sold without tainting the remaining HTM portfolio. Securities sold from available for sale included eight private-label CMOs with a combined fair market value of $20.1 million. The Company no longer owns any private-label CMOs. In addition to its sales, the Company had a total of 11 agency debentures and one corporate debenture called during 2012. The combined par value was $160.3 million and the Company realized no gain or loss on the calls.

In 2011, the Company sold a total of 13 securities with a combined fair market value of $126.2 million. All of the securities were U.S. agency CMOs. The Company realized net pretax gains of $350,000, with related tax expense of $119,000, on the combined sales. Of this total, 12 securities with a combined fair market value of $125.3 million had been classified as available for sale. One agency MBS with a fair market value of $852,000 had been classified as held to maturity, however, its current par value had paid down to less than 9% of its purchased par value, below the 15% threshold, so it could be sold without tainting the remaining HTM portfolio. Also during 2011, the Company had three agency debentures totaling $60.0 million called at par. The bonds had a combined market value of $60.0 million and no gain or loss was realized.

The Company does not maintain a trading portfolio and there were no transfers of securities between the AFS and HTM portfolios. The Company uses the specific identification method to record security sales.

At December 31, 2013 and 2012, securities with a carrying value of $691.3 million and $713.6 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the Company's gains and losses on the sales or calls of debt securities and credit losses recognized for the OTTI of investments:

(in thousands)	Gross Realized Gains	Gross Realized (Losses)	OTTI Credit Losses	Net Gains
Years Ended:
December 31, 2013	$1,826	$(1,162)	$—	$664
December 31, 2012	2,889	(1,838)	(649)	402
December 31, 2011	983	(633)	(324)	26

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

The following tables show the fair value and gross unrealized losses associated with the Company's investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2013
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$8,077	$(918)	$21,849	$(3,151)	$29,926	$(4,069)
Residential MBSs	62,500	(3,295)	—	—	62,500	(3,295)
Agency CMOs	363,993	(16,182)	15,574	(1,486)	379,567	(17,668)
Municipal securities	26,433	(1,517)	—	—	26,433	(1,517)
Total	$461,003	$(21,912)	$37,423	$(4,637)	$498,426	$(26,549)
Held to Maturity:
U.S. Government agency securities	$110,435	$(13,661)	$22,579	$(2,421)	$133,014	$(16,082)
Agency CMOs	98,082	(4,465)	—	—	98,082	(4,465)
Municipal securities	2,809	(167)	—	—	2,809	(167)
Total	$211,326	$(18,293)	$22,579	$(2,421)	$233,905	$(20,714)

	December 31, 2012
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$24,748	$(252)	$—	$—	$24,748	$(252)
Agency CMOs	53,274	(745)	—	—	53,274	(745)
Total	$78,022	$(997)	$—	$—	$78,022	$(997)
Held to Maturity:
U.S. Government agency securities	$57,572	$(363)	$—	$—	$57,572	$(363)
Total	$57,572	$(363)	$—	$—	$57,572	$(363)

The Company's investment securities portfolio consists primarily of U.S. Government agency debentures, U.S. Government sponsored agency MBSs, agency CMOs, corporate bonds and municipal bonds. The Company considers securities of the U.S. Government sponsored agencies and the U.S. Government MBSs/CMOs to have little credit risk because their principal and interest payments are backed by an agency of the U.S. Government.

The unrealized losses in the Company's investment portfolio at December 31, 2013 were associated with two distinct types of securities. The first type, those backed by the U.S. Government or one of its agencies, included 11 debentures, 46 CMOs and 10 MBSs. Management believes that the unrealized losses on these investments were primarily caused by the movement of interest rates from the date of purchase and notes the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. The Company also owns 28 municipal bonds that were in an unrealized loss position as of December 31, 2013. In all cases, the bonds are general obligations of either a Pennsylvania municipality or school district and are backed by the ad valorem taxing power of the entity. In all cases, the bonds carry an investment grade rating of no lower than single-A by either Moody's or Standard and Poors. The Company, however, conducts its own periodic, independent review and believes the unrealized losses in its municipal bond portfolio are the result of movements in long-term interest rates and are not reflective of any credit deterioration. The Company does not intend to sell these debt securities prior to recovery and it is more likely than not that the Company will not have to sell these debt securities prior to recovery.

The tables below rolls forward the cumulative life to date credit losses which have been recognized in earnings for the private-label CMOs previously mentioned for the years ended December 31, 2012 and 2011, respectively. The Company did not hold private-label CMOs as of December 31, 2012 and had no activity in private-label CMOs during 2013.

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2012	$2,949	$—	$2,949
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	649	—	649
Reduction due to credit impaired security sold	(3,598)	—	(3,598)
Cumulative OTTI credit losses recognized for securities still held at December 31, 2012	$—	$—	$—

	Private-label CMOs
(in thousands)	Available for Sale	Held to Maturity	Total
Cumulative OTTI credit losses at January 1, 2011	$2,625	$—	$2,625
Additional increases for OTTI previously recognized when there is no intent to sell and no requirement to sell before recovery of amortized cost basis	324	—	324
Cumulative OTTI credit losses recognized for securities still held at December 31, 2011	$2,949	$—	$2,949

NOTE 4.	Loans Receivable and Allowance for Loan Losses

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an allowance for loan losses (allowance or ALL) and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan or to the first review date if the loan is on demand. Certain qualifying loans of the Bank totaling $510.9 million at December 31, 2013, collateralize a letter of credit and a line of credit commitment the Bank has with the FHLB.

A summary of the Bank's loans receivable at December 31, 2013 and 2012 is as follows:

	December 31,
(in thousands)	2013	2012
Commercial and industrial	$447,144	$376,988
Commercial tax-exempt	81,734	92,202
Owner occupied real estate	302,417	268,372
Commercial construction and land development	133,176	100,399
Commercial real estate	473,188	394,404
Residential	97,766	83,899
Consumer	215,447	212,533
	1,750,872	1,528,797
Less: allowance for loan losses	23,110	25,282
Net loans receivable	$1,727,762	$1,503,515

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rates and collateralization, as those prevailing at the time for comparable loans with persons not related to the Bank and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $6.9 million and $14.2 million at December 31, 2013 and 2012, respectively. During 2013, it was determined that $5.6 million of these loans to certain companies were no longer considered related as a result of changes in ownership of the entity. New advances of $3.5 million were made and repayments totaled $5.2 million during 2013.

The following table summarizes nonaccrual loans by loan type at December 31, 2013 and 2012:

	December 31,
(in thousands)	2013	2012
Nonaccrual loans:
Commercial and industrial	$10,217	$11,289
Commercial tax-exempt	—	—
Owner occupied real estate	4,838	3,119
Commercial construction and land development	8,587	6,300
Commercial real estate	6,705	5,659
Residential	7,039	3,203
Consumer	2,577	2,846
Total nonaccrual loans	$39,963	$32,416

Generally, the Bank's policy is to move a loan to nonaccrual status when it becomes 90 days past due or when the Company does not believe it will collect all of the contractual principal and interest payments. In addition, when a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the ALL. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. If a loan is substandard and accruing, accrued interest is recognized as income. Once a loan is on nonaccrual status, it is not returned to accrual status unless the loan has been current for at least six consecutive months and the borrower and/or any guarantors demonstrate the ability to repay the loan in accordance with its contractual terms. Under certain circumstances such as bankruptcy, if a loan is under collateralized, or if the borrower and/or guarantors do not show evidence of the ability to pay, the loan may be placed on nonaccrual status even though it is not past due by 90 days or more. Therefore, the total nonaccrual loan balance of $40.0 million exceeds the balance of total loans that are 90 days past due of $21.7 million at December 31, 2013, as presented in the aging analysis tables that follow.

No additional funds were committed on nonaccrual loans including restructured loans that were nonaccruing. Typically, commitments are canceled and no additional advances are made when a loan is placed on nonaccrual.

The following table is an age analysis of past due loan receivables as of December 31, 2013 and 2012:

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2013
Commercial and industrial	$438,522	$1,830	$1,041	$5,751	$8,622	$447,144	$17
Commercial tax-exempt	81,734	—	—	—	—	81,734	—
Owner occupied real estate	295,278	2,618	1,674	2,847	7,139	302,417	—
Commercial construction and land development	124,240	3,355	342	5,239	8,936	133,176	—
Commercial real estate	465,765	2,142	444	4,837	7,423	473,188	235
Residential	85,352	4,194	6,304	1,916	12,414	97,766	117
Consumer	210,906	2,095	1,335	1,111	4,541	215,447	—
Total	$1,701,797	$16,234	$11,140	$21,701	$49,075	$1,750,872	$369

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loan Receivables
December 31, 2012
Commercial and industrial	$368,769	$1,096	$3,256	$3,867	$8,219	$376,988	$30
Commercial tax-exempt	92,202	—	—	—	—	92,202	—
Owner occupied real estate	265,817	610	353	1,592	2,555	268,372	—
Commercial construction and land development	89,250	4,251	4,318	2,580	11,149	100,399	188
Commercial real estate	386,821	3,846	78	3,659	7,583	394,404	—
Residential	76,587	4,303	1,252	1,757	7,312	83,899	—
Consumer	208,335	2,277	410	1,511	4,198	212,533	2
Total	$1,487,781	$16,383	$9,667	$14,966	$41,016	$1,528,797	$220

A summary of the ALL and balance of loans receivable by loan class and by impairment method as of December 31, 2013 and 2012 is detailed in the tables that follow.

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. constr. and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total

December 31, 2013
Allowance for loan losses:
Individually evaluated for impairment	$1,559	$—	$1,366	$1,660	$—	$524	$476	$—	$5,585
Collectively evaluated for impairment	6,619	72	814	3,899	4,161	436	827	697	17,525
Total ALL	$8,178	$72	$2,180	$5,559	$4,161	$960	$1,303	$697	$23,110
Loans receivable:
Loans evaluated individually	$13,055	$—	$5,822	$11,669	$10,953	$7,979	$3,121	$—	$52,599
Loans evaluated collectively	434,089	81,734	296,595	121,507	462,235	89,787	212,326	—	1,698,273
Total loans receivable	$447,144	$81,734	$302,417	$133,176	$473,188	$97,766	$215,447	$—	$1,750,872

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. constr. and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total
December 31, 2012
Allowance for loan losses:
Individually evaluated for impairment	$2,399	$—	$1,451	$2,470	$800	$—	$—	$—	$7,120
Collectively evaluated for impairment	7,560	83	678	4,752	3,183	324	793	789	18,162
Total ALL	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282
Loans receivable:
Loans evaluated individually	$13,082	$—	$3,380	$15,549	$17,136	$4,163	$3,331	$—	$56,641
Loans evaluated collectively	363,906	92,202	264,992	84,850	377,268	79,736	209,202	—	1,472,156
Total loans receivable	$376,988	$92,202	$268,372	$100,399	$394,404	$83,899	$212,533	$—	$1,528,797

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

Typically, commercial construction and land development and commercial real estate loans present a greater risk of nonpayment by a borrower than other types of loans. The market value of and cash flow from real estate, particularly real estate held for investment, can fluctuate significantly in a relatively short period of time. Commercial and industrial, tax exempt and owner occupied real estate loans generally carry a lower risk factor comparatively within the commercial portfolio because the repayment of these loans relies primarily on the cash flow from a business which is more stable and predictable.

Consumer loan collections are dependent on the borrower's continued financial stability and thus are more likely to be affected by adverse personal circumstances. Consumer and residential loans are also impacted by the market value of real estate. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. The risk of nonpayment is affected by changes in economic conditions, the credit risks of a particular borrower, the term of the loan and, in the case of a collateralized loan, uncertainties as to the value of the collateral and other factors.

Management bases its quantitative analysis of probable future loan losses (when determining the ALL) on those loans collectively reviewed for impairment on a two-year period of actual historical losses. Management may increase or decrease the historical loss period at some point in the future based on the state of the local, regional and national economies and other factors.

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

The following tables summarize the transactions in the ALL for the years ended December 31, 2013, 2012 and 2011:

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2013
Balance at January 1	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282
Provision charged to operating expenses	524	(11)	343	691	2,951	958	1,511	(92)	6,875
Recoveries of loans previously charged-off	1,122	—	3	490	—	10	76	—	1,701
Loans charged-off	(3,427)	—	(295)	(2,844)	(2,773)	(332)	(1,077)	—	(10,748)
Balance at December 31	$8,178	$72	$2,180	$5,559	$4,161	$960	$1,303	$697	$23,110

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2012
Balance at January 1	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620
Provision charged to operating expenses	3,634	4	2,165	243	2,498	193	639	724	10,100
Recoveries of loans previously charged-off	227	—	7	517	97	4	67	—	919
Loans charged-off	(2,302)	—	(772)	(1,378)	(1,853)	(308)	(744)	—	(7,357)
Balance at December 31	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2011
Balance at January 1	$9,679	$86	$910	$5,420	$4,002	$442	$702	$377	$21,618
Provision charged to operating expenses	6,510	(7)	13	13,038	76	113	1,161	(312)	20,592
Recoveries of loans previously charged-off	156	—	60	11	15	68	135	—	445
Loans charged-off	(7,945)	—	(254)	(10,629)	(852)	(188)	(1,167)	—	(21,035)
Balance at December 31	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620

The following table presents information regarding the Company's impaired loans as of December 31, 2013 and 2012:

	December 31, 2013			December 31, 2012
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Loans with no related allowance:
Commercial and industrial	$9,838	$12,587	$—	$7,426	$11,746	$—
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	4,456	4,664	—	1,929	2,301	—
Commercial construction and land development	8,514	9,047	—	7,716	8,500	—
Commercial real estate	10,953	12,795	—	12,965	14,619	—
Residential	4,901	5,366	—	4,163	4,423	—
Consumer	2,645	2,868	—	3,331	3,547	—
Total impaired loans with no related allowance	41,307	47,327	—	37,530	45,136	—
Loans with an allowance recorded:
Commercial and industrial	3,217	3,217	1,559	5,656	6,526	2,399
Owner occupied real estate	1,366	1,366	1,366	1,451	1,451	1,451
Commercial construction and land development	3,155	3,155	1,660	7,833	7,833	2,470
Commercial real estate	—	—	—	4,171	4,172	800
Residential	3,078	3,078	524	—	—	—
Consumer	476	476	476	—	—	—
Total impaired loans with an allowance recorded	11,292	11,292	5,585	19,111	19,982	7,120
Total impaired loans:
Commercial and industrial	13,055	15,804	1,559	13,082	18,272	2,399
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	5,822	6,030	1,366	3,380	3,752	1,451
Commercial construction and land development	11,669	12,202	1,660	15,549	16,333	2,470
Commercial real estate	10,953	12,795	—	17,136	18,791	800
Residential	7,979	8,444	524	4,163	4,423	—
Consumer	3,121	3,344	476	3,331	3,547	—
Total impaired loans	$52,599	$58,619	$5,585	$56,641	$65,118	$7,120

The following table presents additional information regarding the Company's impaired loans for the twelve months ended December 31, 2013, 2012 and 2011:

	December 31, 2013		December 31, 2012		December 31, 2011
(in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Loans with no related allowance:
Commercial and industrial	$9,461	$164	$11,567	$171	$12,901	$141
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	3,087	3	3,846	150	5,333	191
Commercial construction and land development	7,122	172	10,319	510	11,803	231
Commercial real estate	15,267	366	12,434	319	9,500	192
Residential	5,020	64	3,994	43	3,557	6
Consumer	3,024	30	2,539	18	1,945	—
Total impaired loans with no related allowance	42,981	799	44,699	1,211	45,039	761
Loans with an allowance recorded:
Commercial and industrial	4,563	—	5,258	—	7,974	—
Owner occupied real estate	1,407	—	1,571	—	453	—
Commercial construction and land development	7,926	—	11,375	—	4,637	—
Commercial real estate	—	—	655	—	—	—
Residential	1,805	—	—	—	—	—
Consumer	280	—	—	—	—	—
Total impaired loans with an allowance recorded	15,981	—	18,859	—	13,064	—
Total impaired loans:
Commercial and industrial	14,024	164	16,825	171	20,875	141
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	4,494	3	5,417	150	5,786	191
Commercial construction and land development	15,048	172	21,694	510	16,440	231
Commercial real estate	15,267	366	13,089	319	9,500	192
Residential	6,825	64	3,994	43	3,557	6
Consumer	3,304	30	2,539	18	1,945	—
Total impaired loans	$58,962	$799	$63,558	$1,211	$58,103	$761

Impaired loans averaged approximately $59.0 million, $63.6 million and $58.1 million during 2013, 2012 and 2011, respectively. All nonaccrual loans are considered impaired and interest income is handled as discussed earlier in the nonaccrual section of this Note. Interest income continued to accrue on impaired loans that were still accruing and totaled $799,000, $1.2 million and $761,000 during 2013, 2012 and 2011, respectively.

The Bank assigns loan risk ratings to commercial loans as credit quality indicators of its loan portfolio: pass, special mention, substandard accrual, substandard nonaccrual and doubtful. Monthly, we track loans that are no longer pass rated. We review the cash flow, operating results and financial condition of the borrower and any guarantors, as well as the collateral position against established policy guidelines as a means of providing a targeted list of loans and loan relationships that require additional attention within the loan portfolio. Special mention loans are those loans that are currently adequately protected, but potentially weak. The potential weaknesses may, if not corrected, weaken the loan's credit quality or inadvertently jeopardize our credit position in the future. Substandard accrual and substandard nonaccrual assets are characterized by well-defined weaknesses that jeopardize the liquidation of the debt and by the possibility that the Bank will sustain some loss if the weaknesses are not corrected. Substandard accrual loans would move from accrual to nonaccrual when the Bank does not believe it will collect all of its contractual principal and interest payments. Some identifiers used to determine the collectibility are as follows: when the loan is 90 days past due in principal or interest, there are triggering events in the borrower's or any guarantor's financial statements that show continuing deterioration, the borrower's or any guarantor's source of repayment is depleting, or if bankruptcy or other legal matters are present, regardless if the loan is 90 days past due or not. Doubtful loans have all of the weaknesses inherent in those classified as substandard accrual and substandard nonaccrual with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. Pass rated loans are reviewed throughout the year through the recurring review process of an independent loan review function and through the application of other credit metrics.
Credit quality indicators for commercial loans broken out by loan type are presented in the following tables for the years ended December 31, 2013 and 2012. There were no loans classified as doubtful for the years ended December 31, 2013 or December 31, 2012.

	December 31, 2013
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$410,530	$8,064	$18,333	$10,217	$—	$447,144
Commercial tax-exempt	81,734	—	—	—	—	81,734
Owner occupied real estate	285,416	3,624	8,539	4,838	—	302,417
Commercial construction and land development	120,687	—	3,902	8,587	—	133,176
Commercial real estate	464,408	318	1,757	6,705	—	473,188
Total	$1,362,775	$12,006	$32,531	$30,347	$—	$1,437,659

	December 31, 2012
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$335,463	$6,120	$24,116	$11,289	$—	$376,988
Commercial tax-exempt	92,202	—	—	—	—	92,202
Owner occupied real estate	253,338	4,160	7,755	3,119	—	268,372
Commercial construction and land development	81,219	5,046	7,834	6,300	—	100,399
Commercial real estate	379,313	574	8,858	5,659	—	394,404
Total	$1,141,535	$15,900	$48,563	$26,367	$—	$1,232,365

Consumer credit exposures are rated as performing or nonperforming as detailed below at December 31, 2013 and 2012:

	December 31, 2013
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$90,727	$7,039	$97,766
Consumer	212,870	2,577	215,447
Total	$303,597	$9,616	$313,213

	December 31, 2012
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$80,696	$3,203	$83,899
Consumer	209,687	2,846	212,533
Total	$290,383	$6,049	$296,432

A troubled debt restructuring is a loan in which the contractual terms have been modified, resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties, in order for the Bank to have a greater chance of collecting the indebtedness from the borrower. An additional benefit to the Bank in granting a concession is to possibly avoid foreclosure or repossession of loan collateral at a time when collateral values are low.

The following table presents the recorded investment at the time of restructure of new TDRs and their concession, modified during the twelve month periods ended December 31, 2013, 2012 and 2011. The recorded investment at the time of restructure was the same pre-modification and post-modification, therefore there was no financial effect of the modification on the recorded investment. The loans included are considered TDRs as a result of the Bank implementing one or more of the following concessions: granting a material extension of time, entering into a forbearance agreement, adjusting the interest rate, accepting interest only payments for an extended period of time, a change in the amortization period or a combination of any of these concessions.

New TDRs with Concession Type:	Twelve Months Ended
	December 31, 2013		December 31, 2012		December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment at Time of Restructure	Number of Contracts	Recorded Investment at Time of Restructure	Number of Contracts	Recorded Investment at Time of Restructure
Commercial and industrial:
Material extension of time	—	$—	1	$1,262	2	$629
Forbearance agreement	—	—	—	—	4	12,456
Interest rate adjustment	—	—	1	3,404	—	—
Change in amortization period	7	1,079	—	—	4	405
Combination of concessions	3	749	2	3,231	—	—
Owner occupied real estate:
Material extension of time	2	738	—	—	—	—
Forbearance agreement	1	193	—	—	1	87
Combination of concessions	—	—	1	1,451	—	—
Commercial construction and land development:
Material extension of time	4	2,738	5	3,396	16	10,932
Forbearance agreement	—	—	—	—	1	231
Combination of concessions	—	—	1	3,546	—	—
Commercial real estate:
Material extension of time	—	—	1	68	—	—
Forbearance agreement	—	—	—	—	1	93
Interest rate adjustment	—	—	—	—	1	1,194
Change in amortization period	—	—	—	—	3	3,081
Combination of concessions	4	6,220	1	3,275	—	—
Residential:
Material extension of time	2	570	2	329	—	—
Forbearance agreement	1	3,096	—	—	—	—
Interest rate adjustment	—	—	—	—	1	195
Change in amortization period	1	346	—	—	1	355
Combination of concessions	1	134	1	195	1	78
Consumer:
Material extension of time	1	35	4	426	—	—
Forbearance agreement	1	480	—	—	—	—
Combination of concessions	—	—	2	182	—	—
Total	28	$16,378	22	$20,765	36	$29,736

Included in the 28 contracts in the table above for the twelve month period ended December 31, 2013, are eight contracts totaling $8.7 million that had been restructured prior to December 31, 2013 and which had additional concessions granted during 2013.

One commercial construction and land development loan identified as an accruing TDR had an unused commitment totaling $43,000 at December 31, 2013 as compared to two commercial construction and land development relationships identified as accruing TDRs that had additional unused commitments totaling $14,000 at December 31, 2012.

The following table represents loans receivable modified as TDRs within the 12 months previous to December 31, 2013, 2012 and 2011, respectively, and that subsequently defaulted during the 12 month periods ended December 31, 2013, 2012 and 2011, respectively. The Bank's policy is to consider a loan past due or delinquent if payment is not received on or before the due date.

TDRs That Subsequently Payment Defaulted:	Twelve Months Ended
	December 31, 2013		December 31, 2012		December 31, 2011
(dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial and industrial	8	$1,372	3	$3,901	4	$5,531
Owner occupied real estate	3	926	—	—	—	—
Commercial construction and land development	2	2,288	6	6,169	11	9,162
Commercial real estate	1	3,275	1	66	2	747
Residential	2	3,338	2	258	3	617
Consumer	2	553	4	308	—	—
Total	18	$11,752	16	$10,702	20	$16,057

Of the 18 contracts that subsequently payment defaulted during the year ended December 31, 2013, 17 contracts totaling $11.1 million were still in payment default at December 31, 2013. Five of the 17 contracts, totaling $5.4 million, were less than 30 days past due.

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

The credit risk associated with letters of credit is essentially the same as that of traditional loan facilities and are subject to the Company's normal underwriting and credit policies. Since the majority of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future funding requirements. Commitments generally have fixed expiration dates or other termination clauses. Management believes that the proceeds obtained through a liquidation of collateral, the enforcement of guarantees and normal collection activities against the borrower would be sufficient to cover the potential amount of future payment required under the corresponding letters of credit.

The Company does not issue any guarantees that would require liability recognition or disclosure, other than standby letters of credit. There was no liability for guarantees under standby letters of credit at December 31, 2013. The amount of the liability for guarantees under standby letters of credit issued was $48,000 as of December 31, 2012.

In addition to standby letters of credit, in the normal course of business there are unadvanced loan commitments. At December 31, 2013, the Company had $561.0 million in total unused commitments, including the standby letters of credit. Management does not anticipate any material losses as a result of these transactions.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2013	2012
Unfunded commitments of existing commercial loans	$385,674	$308,721
Unfunded commitments of existing consumer/residential loans	106,024	98,903
Standby letters of credit	37,217	34,052
Commitments to grant loans	32,077	4,862
Total	$560,992	$446,538

NOTE 6.	Concentrations of Credit Risk

The Company's loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores. Commercial real estate loans and loan commitments for commercial real estate projects aggregated $697.9 million at December 31, 2013. Owner occupied real estate loans and loan commitments for commercial properties aggregated $320.0 million at December 31, 2013.

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

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for 2013, 2012 and 2011 was $5.2 million, $5.8 million and $6.5 million, respectively, and is computed on the straight-line method over the estimated useful lives of the related assets or the term of the lease, whichever is shorter, as listed in the table below. The estimated life for leasehold improvements is based on the shorter of the useful life or the lease term.

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	2 - 10

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2013	2012
Land	$16,736	$16,736
Buildings	67,394	67,047
Construction in process	990	1,199
Leasehold improvements	2,679	2,677
Furniture, fixtures and equipment	34,586	32,938
	122,385	120,597
Less accumulated depreciation and amortization	46,602	41,809
Total	$75,783	$78,788

Land, buildings and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2032. Total rental expense for operating leases in 2013, 2012 and 2011 was $3.0 million, $2.9 million and $3.1 million, respectively. At December 31, 2013 future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2014	$2,578
2015	2,360
2016	2,212
2017	2,023
2018	1,970
Thereafter	15,076
Total minimum lease payments	$26,219

NOTE 8.	Deposits

The composition of the Bank's deposits at December 31, 2013 and 2012 is as follows:

	December 31,
(in thousands)	2013	2012
Noninterest-bearing demand	$443,287	$455,000
Interest checking and money market	1,110,568	1,133,765
Savings	496,495	444,976
Time certificates of $100,000 or more	105,620	103,980
Other time certificates	83,651	93,570
Total	$2,239,621	$2,231,291

At December 31, 2013, the scheduled maturities of time deposits are as follows:

(in thousands)
2014	$136,723
2015	20,503
2016	4,951
2017	4,205
2018	22,889
Total	$189,271

NOTE 9.	Short-term Borrowings

Short-term borrowings consist of one borrowing facility. The Bank has a line of credit commitment from the FHLB for borrowings and letters of credit up to $687.5 million and certain qualifying assets of the Bank collateralize the line. There was $277.8 million outstanding with a weighted-average interest rate of 0.24% at December 31, 2013 and $113.2 million outstanding with a weighted-average interest rate of 0.22% at December 31, 2012 on this line of credit. In addition there was $75.1 million and $35.1 million of letters of credit outstanding at December 31, 2013 and December 31, 2012, respectively. At December 31, 2013, $510.9 million of loans collateralized the outstanding balance and the letters of credit. In addition, the Bank has available a $15.0 million federal funds line of credit with one correspondent bank and a $20.0 million federal funds line of credit with another correspondent bank. As of December 31, 2013 and 2012, the outstanding balance on both of these lines was $0 .

NOTE 10.	Long-term Debt

On June 15, 2000, the Company issued $5.0 million of 11% fixed rate Trust Capital Securities through Trust I, a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in the Trust, of which the Company owned 100% of the common equity. During the fourth quarter of 2011, the Company repurchased and retired the $5.0 million of Trust Capital Securities and incurred a $75,000 early repayment charge.

On September 28, 2001, the Company issued $8.0 million of 10% fixed rate Trust Capital Securities through Trust II, a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in Trust II of which the Company owned 100% of the common equity. During the fourth quarter of 2012, the Company repurchased and retired the $8.0 million of Trust Capital Securities and incurred a $140,000 early repayment charge.

On September 29, 2006, the Company issued $15.0 million of 7.75% fixed rate Trust Capital Securities through Trust III, a Delaware business trust subsidiary. The issuance of the Trust Capital Securities has similar properties as Trust II. The Trust Capital Securities evidence a preferred ownership interest in Trust III of which the Company owns 100% of the common equity. The proceeds from the issuance of the Trust Capital Securities were invested in substantially similar Junior Subordinated Debt of the Company. The Company unconditionally guarantees the Trust Capital Securities. Interest on the debt is payable quarterly in arrears on March 31, June 30, September 30 and December 31 of each year. The Trust Capital Securities are scheduled to mature on September 29, 2036. The Trust Capital Securities may be redeemed in whole or in part at the option of the Company at 100% of the principal plus accrued interest, if any. All $15.0 million of the Trust Capital Securities qualifies as Tier 1 capital for regulatory capital purposes.

The Company had a $25.0 million FHLB fixed borrowing with an interest rate of 1.01% which matured March 18, 2013. There was $25.0 million outstanding on this borrowing at December 31, 2012 which was collateralized by $42.2 million of loans of the Bank.

The remaining $800,000 in long-term debt represents the Company's ownership interest in the one remaining nonbank subsidiary Trust.

The scheduled maturities for long-term debt over the next five years and thereafter are as follows:

(in thousands)
2014-2018	$—
Thereafter	15,800
Total	$15,800

NOTE 11.	Income Taxes

A reconciliation of the provision (benefit) for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2013	2012	2011
Provision (benefit) at statutory rate on pretax income (loss)	$8,601	$5,533	$(392)
Tax-exempt income on loans and investments	(1,498)	(1,390)	(1,314)
Stock-based compensation	162	203	222
Civil money penalty	—	525	—
Other	51	43	40
Total	$7,316	$4,914	$(1,444)

The statutory tax rate used to calculate the provision in 2013 and 2012 was 35%, and used to calculate the benefit in 2011 was 34%.

The components of income tax expense (benefit) are as follows:

	Years Ended December 31,
(in thousands)	2013	2012	2011
Current expense	$7,179	$4,796	$67
Deferred expense (benefit)	137	118	(1,511)
Total	$7,316	$4,914	$(1,444)

The components of the net deferred tax asset were as follows:

	December 31,
(in thousands)	2013	2012
Deferred tax assets:
Allowance for loan losses	$8,089	$8,596
Unrealized losses on securities	8,893	—
Stock-based compensation	1,295	1,094
Nonaccrual interest	1,330	1,605
Other	902	447
Total deferred tax assets	20,509	11,742
Deferred tax liabilities:
Premises and equipment	(3,599)	(3,762)
Unrealized gains on securities	—	(3,730)
Prepaid expenses	(353)	(254)
Deferred loan fees	(1,046)	(971)
Total deferred tax liabilities	(4,998)	(8,717)
Net deferred tax asset	$15,511	$3,025

At December 31, 2013, the Company had a net deferred tax asset of $15.5 million. An analysis was conducted to determine if a valuation allowance against its deferred tax assets was required. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the cumulative losses in previous years to make the assessment. Management concluded that a valuation allowance was not necessary at December 31, 2013.

Tax expense of $232,000, $368,000 and $119,000 was recognized on net securities gains during 2013, 2012 and 2011, respectively. The Company received a tax benefit on its federal income tax return totaling $51,000 for 2013 related to the exercise of nonqualified stock options and disqualified dispositions of employee stock from options exercised. It did not receive such a tax benefit during 2012 or 2011. The Company, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2010.

NOTE 12.	Stockholders' Equity

At December 31, 2013 and 2012 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock was issued and outstanding. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has a dividend reinvestment and stock purchase plan (the Plan). Holders of the Company's common stock may participate in the Plan in which reinvested dividends and voluntary cash payments of not less than $100 per month and not more than $10,000 per month may be reinvested in additional common shares. Officers are eligible to participate immediately and employees who have been continuously employed for at least one year are also eligible to participate in the Plan. The minimum investment is $25 per month for employees and $50 for officers with a maximum of $10,000 per month. Prior to January 1, 2012 the maximum monthly purchase amount was $25,000. A total of 2,311, 5,917 and 376,962 common shares were issued pursuant to this Plan in 2013, 2012 and 2011, respectively. At December 31, 2013, the Company had reserved approximately 513,000 common shares to be issued in connection with the Plan.

On August 6, 2009, Metro filed a shelf registration statement on Form S-3 with the Securities and Exchange Commission (SEC) which allowed the Company, from time to time, to offer and sell up to a total aggregate of $250.0 million of common stock, preferred stock, debt securities, or warrants, either separately or together in any combination. The Company subsequently completed a stock offering, including a 10% over-allotment, of 6.875 million shares with total net proceeds of $77.8 million in September 2009. The shelf registration statement also registered trust preferred securities. The Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act) excludes from regulatory capital trust preferred securities issued after May 19, 2010. Consequently, Metro has no plans to issue additional trust preferred securities. While Metro has always been well-capitalized under federal regulatory guidelines, the shelf registration better positioned the Company to take advantage of potential opportunities for growth and to address current economic conditions. See the table for risk-based and leverage capital amounts and ratios in Note 15.

NOTE 13.	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,
	2013			2012			2011
(in thousands, except per share amounts)	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount
Basic earnings per share:
Net income	$17,260			$10,894			$289
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	17,180	14,142	$1.21	10,814	14,128	$0.77	209	13,919	$0.02
Effect of dilutive securities:
Stock options		148			—			—
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$17,180	14,290	$1.20	$10,814	14,128	$0.77	$209	13,919	$0.02

There were 603,813 options that were excluded from the computation of diluted earnings per share for the year ended December 31, 2013. For the year ended December 31, 2012 there were 1,273,731 options excluded from the computation of diluted earnings per share and there were 1,076,067 options excluded from the computation of diluted loss per share for the year ended December 31, 2011. These options were excluded because of their anti-dilutive impact.

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

As of December 31, 2013, there was $1.6 million of total unrecognized compensation cost related to nonvested stock option awards. The expense will be incurred over the next four year period with a weighted-average period of 2.2 years. Cash received from the exercise of options for 2013 was $304,000 and was $0 for both 2012 and 2011.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Company used the Black-Scholes model and the following weighted-average assumptions for 2013, 2012 and 2011, respectively: risk-free interest rates of 1.4%, 1.7% and 3.0%; volatility factors of the expected market price of the Company's common stock of 41%, 48% and 46%; assumed forfeiture rates of 11.20%, 9.04% and 1.67%; weighted-average expected lives of the options of 7.5 years for the three years presented and no cash dividends. For 2013, 2012 and 2011, options vest at 25% per year after one year from date of grant. Based upon these assumptions, the weighted-average fair value of options granted was $7.55, $5.99 and $6.42 per option share for the years ended December 31, 2013, 2012 and 2011, respectively.

The Company recorded stock-based compensation expense of approximately $948,000 for the year ended December 31, 2013 compared to $1.1 million and $1.2 million for the years ended December 31, 2012 and 2011, respectively. The tax benefit associated with compensation expense was $169,000, $171,000 and $203,000 for 2013, 2012 and 2011, respectively.

Combined stock option transactions under both Plans were as follows:

	Years Ended December 31,
	2013		2012		2011
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,273,731	$19.21	1,076,067	$20.86	1,069,774	$21.74
Granted	126,571	16.55	241,575	11.50	242,300	12.01
Exercised	(25,105)	13.17	—	—	—	—
Forfeited/expired	(108,859)	18.05	(43,911)	17.25	(236,007)	15.76
Outstanding at end of year	1,266,338	$19.17	1,273,731	$19.21	1,076,067	$20.86
Exercisable at December 31	843,011	$22.18	789,129	$23.58	670,258	$25.08
Options available for grant at December 31	226,899		327,184		549,003
Weighted-average fair value of options granted during the year		$7.55		$5.99		$6.42

Options exercisable and outstanding at December 31, 2013 had an intrinsic value of $2.9 million. The intrinsic value of options exercised was $183,000 in 2013. There were no options exercised in 2012 and 2011.

The Company allows for option exercises to be paid for in cash or in whole or in part with Metro stock owned by the optionee. The value of the stock used to exercise the options is the fair market value on the date of exercise. Stock option exercises paid for with the Company's stock included 2,281 shares for the year ended December 31, 2013.

Exercise prices for options outstanding as of December 31, 2013 are presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $8.46 to $16.41	662,525	$12.68	6.9 years	363,394	$13.43
Options with exercise prices ranging from $16.42 to $25.38	213,783	20.21	5.4 years	89,587	25.28
Options with exercise prices ranging from $25.39 to $33.50	390,030	29.61	2.8 years	390,030	29.61
Total options outstanding with exercise prices ranging from $8.46 to $33.50	1,266,338	$19.17	5.4 years	843,011	$22.18

The remaining weighted-average contractual life for options exercisable at December 31, 2013 is 4.1 years.

The following table represents nonvested options as of December 31, 2013:

		Number of Shares	Weighted Avg. Grant Date Fair Value
Nonvested options,	December 31, 2012	484,602	$6.24
Granted		126,571	7.55
Vested		(172,158)	6.35
Forfeited		(15,688)	6.29
Nonvested options,	December 31, 2013	423,327	$6.59

NOTE 15.	Regulatory Matters

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2013, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2013 the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The following table presents the risk-based and leverage capital amounts and ratios at December 31, 2013 and 2012 for the Company and the Bank:

	Actual			For Capital Adequacy Purposes				To Be Well-Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company as of December 31, 2013
Risk-based capital ratios:
Total capital	$284,808	14.59%	≥	$156,168	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	261,697	13.41	≥	78,084	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	261,697	9.39	≥	111,482	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2013
Risk-based capital ratios:
Total capital	$274,954	14.09%	≥	$156,101	≥	8.0%	≥	$195,126	≥	10.0%
Tier 1 capital	251,844	12.91	≥	78,050	≥	4.0	≥	117,076	≥	6.0
Leverage ratio	251,844	9.04	≥	111,448	≥	4.0	≥	139,310	≥	5.0
Company as of December 31, 2012
Risk-based capital ratios:
Total capital	$264,944	15.22%	≥	$139,227	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	243,147	13.97	≥	69,614	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	243,147	9.61	≥	101,172	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2012
Risk-based capital ratios:
Total capital	$253,852	14.59%	≥	$139,160	≥	8.0%	≥	$173,950	≥	10.0%
Tier 1 capital	232,065	13.34	≥	69,580	≥	4.0	≥	104,370	≥	6.0
Leverage ratio	232,065	9.18	≥	101,167	≥	4.0	≥	126,459	≥	5.0

On April 29, 2010, the Bank consented and agreed to the issuance of a Consent Order (Order) by the FDIC, the Bank's federal banking regulator and a substantially similar consent order by the Pennsylvania Department of Banking, which in 2012 was renamed the Pennsylvania Department of Banking and Securities (PaDOB). The Order required the Bank to take all necessary steps, consistent with the Order and sound banking practices, to correct and prevent certain unsafe or unsound banking practices and violations of law or regulation alleged by the FDIC to have been committed by the Bank. Among other things, the Order required certain analyses and assessments, including an analysis and assessment of the Bank Secrecy Act (BSA) and Office of Foreign Assets Control (OFAC) staffing needs and qualifications and an analysis and assessment of the independence and performance of the Company's directors and senior executive officers. It also required the development, adoption and implementation of a system of internal controls designed to ensure full compliance with BSA and OFAC provisions; training programs to ensure that all appropriate personnel are aware of and can comply with applicable requirements of BSA and OFAC provisions; periodic reviews by internal and external auditors of compliance with BSA and OFAC provisions; and a review by an independent third party of the Bank's compliance with the Order. The Bank paid a nonrecurring $1.5 million civil money penalty assessed by the FDIC during the third quarter of 2012 associated with alleged deficiencies as noted in the Order. The expense impact of the civil money penalty is included in the regulatory assessments line on the consolidated statement of income for the year ended December 31, 2012. Most of the Order remediation related expenses were captured under the consulting fees line item and made up the majority of this line item on the consolidated statement of income for the year ended December 31, 2011. The FDIC terminated the Order effective October 16, 2012. Earlier that year, the PaDOB had terminated their substantially similar order effective April 12, 2012.

Regulatory Capital Changes
In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. The phase-in period for community banking organizations begins January 1, 2015, while larger institutions (generally those with assets of $250 billion or more) must begin compliance on January 1, 2014. The final rules call for the following capital requirements:

•	A minimum ratio of common equity tier 1 capital to risk-weighted assets of 4.5%.

•	A minimum ratio of tier 1 capital to risk-weighted assets of 6%.

•	A minimum ratio of total capital to risk-weighted assets of 8% (no change from the current rule).

•	A minimum leverage ratio of 4%.

In addition, the final rules establish a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets applicable to all banking organizations. If a banking organization fails to hold capital above the minimum capital ratios and the capital conservation buffer, it will be subject to certain restrictions on capital distributions and discretionary bonus payments. The phase-in period for the capital conservation and countercyclical capital buffers for all banking organizations will begin on January 1, 2016.
The Company is in the process of assessing the impact of these changes on the regulatory ratios as well as on the capital, operations, liquidity and earnings of the Company and the Bank.

NOTE 16.	Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees may contribute up to 15% of their salary to the Plan. The Company currently provides a Safe Harbor matching contribution of 100% of the amount of the employee contribution up to 3% of the employee's salary and 50% of the amount of the employee contribution that exceeds 3% of the employee's salary for up to 5% of the employee's salary. The amount charged to expense for employer matching contributions and administrative fees was $865,000, $785,000 and $703,000 in 2013, 2012 and 2011, respectively.

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

As required, financial and certain nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets that were measured at fair value on a recurring basis at December 31, 2013 and December 31, 2012, respectively, by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
U.S. Government agency securities	$29,926	$—	$29,926	$—
Residential MBSs	62,500	—	62,500	—
Agency CMOs	467,064	—	467,064	—
Municipal securities	26,433	—	26,433	—
Securities available for sale	$585,923	$—	$585,923	$—

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
U.S. Government agency securities	$33,761	$—	$33,761	$—
Residential MBSs	57,210	—	57,210	—
Agency CMOs	556,867	—	556,867	—
Municipal securities	27,271	—	27,271	—
Securities available for sale	$675,109	$—	$675,109	$—

As of December 31, 2013 and December 31, 2012, the Company did not have any liabilities that were measured at fair value on a recurring basis.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans, measured at fair value, include those loans that the Company has measured impairment of based on the fair value of the loan's collateral. Fair value is generally determined based upon independent third party appraisals or valuations of the collateral properties. The discount rates used on collateral dependent loans vary based on the type of collateral. The range of discount rates used for real estate collateral ranges from 10% to 35% and the weighted-average rate was 21% and 19% as of December 31, 2013 and December 31, 2012, respectively; inventory and equipment is generally discounted at 50% and accounts receivable are generally discounted by 20%. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. The fair value consists of the loan balance less any valuation allowance. The valuation allowance amount is calculated as the difference between the recorded investment in a loan and the present value of expected future cash flows or it is calculated based on discounted collateral values if the loan is collateral dependent.

At December 31, 2013, the cumulative fair value of six impaired loans with individual allowance allocations totaled $5.7 million, net of valuation allowances of $5.6 million, and the current fair value of impaired loans that were partially charged off during 2013 totaled $10.4 million, net of charge-offs of $2.9 million. At December 31, 2012, the cumulative fair value of seven impaired loans with individual allowance allocations totaled $12.0 million, net of valuation allowances of $7.1 million, and impaired loans that were partially charged off during 2012 totaled $4.2 million, net of charge-offs of $2.6 million. The Company's impaired loans are more fully discussed in Note 4.

 Foreclosed Assets (Carried at Lower of Cost or Fair Value)

The fair value of real estate acquired through foreclosure is based on independent third party appraisals of the properties, less estimated selling costs. A standard discount rate of 15%, to cover estimated costs to sell the property, is generally used on the most recent appraisal to determine the fair value of the real estate. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. At December 31, 2013, the carrying value of foreclosed assets with valuation allowances recorded subsequent to initial foreclosure was $1.9 million, which was net of a valuation allowance of $62,000 that was established in 2013. There were no foreclosed assets with valuation allowances recorded subsequent to initial foreclosure at December 31, 2012.

The determination of the fair value of assets measured on a nonrecurring basis is sensitive to changes in economic conditions and can fluctuate in a relatively short period of time. For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used were as follows:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Impaired loans with specific allocation	$5,707	$—	$—	$5,707
Impaired loans net of partial charge-offs	10,428	—	—	10,428
Foreclosed assets	1,938	—	—	1,938
Total	$18,073	$—	$—	$18,073

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2012
Impaired loans with specific allocation	$11,991	$—	$—	$11,991
Impaired loans net of partial charge-offs	4,227	—	—	4,227
Total	$16,218	$—	$—	$16,218

The Company's policy is to recognize transfers between levels as of the beginning of the period. There were no transfers between levels 1 and 2 or between levels 2 and 3 for the twelve months ended December 31, 2013.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following valuation techniques were used to estimate the fair values of the Company's financial instruments at December 31, 2013 and 2012:

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

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan. The Company did not write down any loans held for sale during the years ended December 31, 2013 and 2012.

Loans Receivable (Carried at Cost)

The fair value of loans receivable, excluding all nonaccrual loans and accruing loans deemed impaired loans with specific loan allowances, are estimated using a discounted cash flow analysis, using market rates at the balance sheet date that reflect the credit and interest rate-risk inherent in the respective loans. Projected future cash flows are calculated based upon contractual maturity, projected repayments and prepayments of principal. Generally, for variable rate loans that reprice frequently and with no significant change in credit risk, fair values are based on carrying values.

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investments in bank stock approximates fair value and considers the limited marketability of such securities. The restricted investments in bank stock consisted of FHLB and ACBB stock at December 31, 2013 and 2012.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest-bearing checking, savings and money market accounts) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). Fair values for fixed-rate certificates of deposits (CDs) are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

Short-Term Borrowings (Carried at Cost)

The carrying amounts of short-term borrowings approximate their fair values.

Long-Term Debt (Carried at Cost)

Long-term debt was estimated using a discounted cash flow analysis, based on quoted prices from a third party broker for new debt with similar characteristics, terms and remaining maturity. The price was obtained in an inactive market where these types of instruments are not traded regularly.

Off-Balance Sheet Financial Instruments (Disclosed at Cost)

Fair values for the Company's off-balance sheet financial instruments (lending commitments and letters of credit) are based on fees currently charged in the market to enter into similar agreements, taking into account, the remaining terms of the agreements and the counterparties' credit standing.

The estimated fair values of the Company's financial instruments were as follows at December 31, 2013 and 2012:

Fair Value Measurements at December 31, 2013
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$44,996	$44,996	$44,996	$—	$—
Securities	869,737	849,620	—	849,620	—
Loans, held for sale	6,225	6,371	—	—	6,371
Loans receivable, net	1,727,762	1,734,609	—	—	1,734,609
Restricted investments in bank stock	20,564	20,564	—	—	20,564
Accrued interest receivable	7,059	7,059	7,059	—	—
Financial liabilities:
Deposits	$2,239,621	$2,241,179	$—	$—	$2,241,179
Short-term borrowings	277,750	277,750	277,750	—	—
Long-term debt	15,800	12,642	—	—	12,642
Accrued interest payable	218	218	218	—	—
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—	—

Fair Value Measurements at December 31, 2012
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$56,582	$56,582	$56,582	$—	$—
Securities	944,892	948,780	—	948,780	—
Loans, held for sale	15,183	15,415	—	—	15,415
Loans receivable, net	1,503,515	1,516,839	—	—	1,516,839
Restricted investments in bank stock	15,450	15,450	—	—	15,450
Accrued interest receivable	7,206	7,206	7,206	—	—
Financial liabilities:
Deposits	$2,231,291	$2,232,789	$—	$—	$2,232,789
Short-term borrowings	113,225	113,225	113,225	—	—
Long-term debt	40,800	35,629	—	—	35,629
Accrued interest payable	308	308	308	—	—
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—	—

NOTE 18.	Commitments and Contingencies

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

The Company owns land at 105 N. George Street, York City, York County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in the future.

On November 10, 2008, Metro announced it had entered into a services agreement with Fiserv Solutions, Inc. (Fiserv). The agreement, effective November 7, 2008, is for a period of seven years, following the date Fiserv Services are first used by Client in live production, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of nonrenewal at least 180 days prior to the expiration date of the term. The initial investment with Fiserv was $3.4 million. As of December 31, 2013, the remaining expected obligation for support, license fees and processing services was $19.4 million over the next 2.5 years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 19.	Related Party Transactions

The Company has engaged in certain transactions with entities which are considered related parties. Payments for goods and services to these related parties totaled $0, $128,000 and $0 in 2013, 2012 and 2011, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

NOTE 20.	Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation, note that certain balances may not cross foot due to rounding:

	Three Months Ended
(in thousands, except per share amounts)	December 31	September 30	June 30	March 31

2013
Interest income	$25,403	$24,866	$24,612	$24,445
Interest expense	2,074	1,999	2,013	2,110
Net interest income	23,329	22,867	22,599	22,335
Provision for loan losses	1,575	1,200	1,800	2,300
Noninterest income	7,965	7,516	7,334	7,375
Net gains (loss) on sales/calls of securities	643	—	(9)	30
Noninterest expense	22,737	22,443	22,360	22,329
Provision for federal income taxes	2,091	2,064	1,725	1,436
Net income	4,891	4,676	4,048	3,645
Net income per share:
Basic	$0.34	$0.33	$0.28	$0.26
Diluted	0.34	0.32	0.28	0.26

2012
Interest income	$24,096	$24,255	$24,625	$24,332
Interest expense	2,262	2,477	2,655	2,716
Net interest income	21,834	21,778	21,970	21,616
Provision for loan losses	2,150	2,500	2,950	2,500
Noninterest income	7,805	7,148	7,460	7,441
Net gains (loss) on sales of securities	92	(37)	12	984
Noninterest expense	22,486	23,053	22,674	22,931
Provision for federal income taxes	1,547	1,381	1,044	942
Net income	3,456	1,992	2,762	2,684
Net income per share:
Basic	$0.24	$0.14	$0.19	$0.19
Diluted	0.24	0.14	0.19	0.19

NOTE 21.	Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2013	2012
Assets
Cash	$10,308	$11,765
Investment in subsidiaries:
Banking subsidiary	235,329	239,305
Nonbanking subsidiaries	800	800
Other assets	40	54
Total assets	$246,477	$251,924
Liabilities
Long-term debt	$15,800	$15,800
Other liabilities	494	737
Total liabilities	16,294	16,537
Stockholders' Equity
Total stockholders' equity	230,183	235,387
Total liabilities and stockholders' equity	$246,477	$251,924

Statements of Operations

	Years Ended December 31,
(in thousands)	2013	2012	2011
Income
Interest income	$62	$95	$122
Debt prepayment charge	—	(140)	(75)
	62	(45)	47
Expenses
Interest expense	1,227	1,949	2,611
Other	556	1,441	2,293
	1,783	3,390	4,904
Loss before income tax benefit and equity in undistributed net income of subsidiaries	(1,721)	(3,435)	(4,857)
Income tax benefit	595	1,168	1,651
	(1,126)	(2,267)	(3,206)
Equity in undistributed net income of bank subsidiary	18,386	13,161	3,495
Net income	$17,260	$10,894	$289

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2013	2012	2011
Operating Activities
Net income	$17,260	$10,894	$289
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of financing costs	2	29	8
Stock-based compensation	948	1,082	1,250
Debt prepayment charge	—	140	75
(Decrease) increase in other liabilities	(243)	217	(108)
(Increase) decrease in other assets	(11)	2,625	1,990
Equity in undistributed net income of bank subsidiary	(18,386)	(13,161)	(3,495)
Net cash (used by) provided by operating activities	(430)	1,826	9
Investing Activities
Investment in bank subsidiary	(1,369)	(1,126)	(5,052)
Net cash used by investing activities	(1,369)	(1,126)	(5,052)
Financing Activities
Proceeds from common stock options exercised	304	—	—
Proceeds from issuance of common stock under stock purchase plan	67	44	3,802
Repayment of long-term debt	—	(8,540)	(5,275)
Tax benefit on exercise of stock options	51	—	—
Cash dividends on preferred stock	(80)	(80)	(80)
Net cash provided by (used by) financing activities	342	(8,576)	(1,553)
Decrease in cash and cash equivalents	(1,457)	(7,876)	(6,596)
Cash and cash equivalents at beginning of the year	11,765	19,641	26,237
Cash and cash equivalents at end of year	$10,308	$11,765	$19,641