Form 10-K, Exhibit 13
period 2014-12-31
METRO BANCORP, INC.
filed 2015-03-16
CIK 1085706

Exhibit 13

Management's Discussion and Analysis of Financial Condition and Results of Operation

Management's Discussion and Analysis of Financial Condition and Results of Operations (Management's Discussion and Analysis) analyzes the major elements of our consolidated balance sheets and statements of income. This section should be read in conjunction with our Consolidated Financial Statements and accompanying Notes.

Executive Summary

In 2014, Metro Bancorp, Inc. (Metro or the Company) achieved its highest annual net income in the Company's 29+ year history. Our net income of $21.1 million exceeded 2013 net income by $3.8 million, or 22%. Earnings per share rose 22% from $1.20 per diluted common share in 2013 to $1.46 per diluted common share for 2014.

We achieved growth in both loans and deposits in a disciplined manner while maintaining our commitment to drive long-term shareholder value. For the second straight year, Metro achieved record loan growth of $246.4 million, or 14%. We also increased total deposits by $141.1 million, or 6%, to $2.38 billion while decreasing our cost of funds. These strong growth figures reflect our ability to successfully grow organically in what has been a sometimes challenging economic environment. By attracting, retaining and deepening our customer relationships in the markets we serve, we will continue to maintain profitable growth in both loans and deposits as we continue to enhance shareholder value.

Total revenues (net interest income plus noninterest income) grew by $6.2 million, or 5%, in 2014. At the same time, total noninterest expenses increased only $679,000, or less than 1%, after decreasing for three straight years. As a result, the Company's efficiency ratio improved by over 300 basis points (bps). The level of noninterest expenses for Metro in 2014 was our second lowest over the past six years. The stock market reacted positively to the Company's progress and, as a result, the market price of Metro's common stock increased 20% from $21.54 per common share at December 31, 2013 to $25.92 per common share at December 31, 2014.

In October 2014, we announced a series of shareholder return and cost-saving initiatives which include a stock buy-back program, an annual cash dividend, a reduction of annual operating expenses, a delay in branch openings and the redemption of our remaining Trust Preferred Securities. These initiatives demonstrate our commitment to improve profitability, grow the value of the Metro franchise and drive long-term shareholder value. We enter 2015 with continued progress from the success of 2014 and a clear path of commitment to our customers and shareholder value.

Our 2014 key performance highlights are summarized below.

Income Statement Highlights:

•	The Company recorded net income for the year 2014 of $21.1 million, or $1.46 per diluted common share, up $3.8 million, or 22%, over $17.3 million, or $1.20 per diluted common share for 2013.

•	Total revenues for 2014 were $127.5 million, up $6.2 million, or 5%, compared to 2013.

•	Return on average stockholders' equity (ROE) for 2014 was 8.46% compared to 7.41% for 2013.

•
The Company's net interest margin on a fully tax-equivalent basis for 2014, which continued to be compressed by the Federal Reserve's monetary policy and resultant interest rate environment was 3.58%, compared to 3.60% for 2013. The Company's deposit cost of funds for the year 2014 was 0.27% compared to 0.29% for the same period one year ago.

•
The provision for loan losses was $6.8 million for the year 2014, down 2% from $6.9 million for the prior year. Net loan charge- offs decreased by 46% from $9.0 million in 2013 to $4.9 million in 2014.

•	Total noninterest expenses for 2014 were up slightly by $679,000, or 1%, compared to 2013.

•	The efficiency ratio improved to 71.0% for 2014 compared to 74.1% for 2013.

Balance Sheet Highlights:

•	Loan growth continues to be strong as net loans grew $245.8 million, or 14%, over the past twelve months to $1.97 billion.

•	Nonperforming loans were 1.77% of total loans at December 31, 2014, compared to 2.30% of total loans one year ago.

•	Total assets reached $3.00 billion, an 8% increase over one year ago.

•	Our allowance for loan losses (allowance or ALL) totaled $25.0 million, or 1.25%, of total loans at December 31, 2014 as compared to $23.1 million, or 1.32%, of total loans at December 31, 2013.

•
Total deposits were $2.38 billion at December 31, 2014, up $141.1 million, or 6% over December 31, 2013. Total core deposits grew $108.9 million, or 5%, over the past twelve months and totaled $2.29 billion at December 31, 2014.

•	Metro's capital levels remain strong with a total risk-based capital ratio of 13.42%, a Tier 1 Leverage ratio of 9.00% and a tangible common equity to tangible assets ratio of 8.83%.

•	Stockholders' equity totaled $265.5 million, or 8.86% of total assets, at the end of 2014. At December 31, 2014, the Company's book value per share was $18.60.

•	Late in the fourth quarter of 2014, the Company initiated its previously announced 5% common share repurchase program. A total of 12,300 shares were purchased as of December 31, 2014.

Key financial highlights for 2014 compared to 2013 are summarized in the following table:

TABLE 1

	At or for the Years Ended December 31,		%
(dollars in thousands, except per share data)	2014	2013	Change
Total assets	$2,997,572	$2,781,118	8%
Total loans (net)	1,973,536	1,727,762	14
Total deposits	2,380,672	2,239,621	6
Total stockholders' equity	265,523	230,183	15
Total revenues	$127,524	$121,320	5%
Provision for loan losses	6,750	6,875	(2)
Total noninterest expenses	90,548	89,869	1
Net income	21,085	17,260	22
Diluted net income per common share	1.46	1.20	22

Application of Critical Accounting Policies

Our accounting policies are fundamental to understanding Management's Discussion and Analysis of Financial Condition and Results of Operations. Our accounting policies are more fully described in Note 1 of the Notes to Consolidated Financial Statements for December 31, 2014 included herein. Our consolidated financial statements are prepared in conformity with accounting principles generally accepted in the United States of America (GAAP). These principles require our management to make estimates and assumptions about future events that affect the amounts reported in our consolidated financial statements and accompanying notes. Since future events and their effects cannot be determined with absolute certainty, actual results may differ from those estimates. Management makes adjustments to its assumptions and estimates when facts and circumstances dictate. We evaluate our estimates and assumptions on an ongoing basis and predicate those estimates and assumptions on historical experience and on various other factors that are believed to be reasonable under the circumstances. Management believes the following critical accounting policies encompass the more significant assumptions and estimates used in preparation of our consolidated financial statements.

Allowance for Loan Losses. The ALL represents the amount available for estimated probable losses embedded in Metro Bank's (the Bank) loan portfolio. While the allowance is maintained at a level believed to be adequate by management for estimated probable losses in the loan portfolio, the determination of the allowance is inherently subjective as it involves material estimates that can change significantly as more information becomes available.

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

Monthly, the Bank performs systematic reviews of its loan portfolios to identify probable losses and assess the overall probability of collection. These reviews include an analysis of historical loss experience, which results in the identification and quantification of loss factors. These loss factors are used in determining the appropriate level of allowance to cover the estimated probable losses in specific loan types. The estimates of loss factors can be impacted by many variables, such as the number of years of actual loss history included in the evaluation.

As part of the quantitative analysis of the adequacy of the ALL for the years ended December 31, 2014, 2013 and 2012, respectively, management based its calculation of probable future loan losses on those loans collectively reviewed for impairment on a rolling two-year period of actual historical losses. Management may adjust the number of years used in the historical loss calculation depending on the state of the local, regional and national economies and other factors and the period of time which management believes will most accurately recognize unknown losses.

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

In addition to calculating the loss factors, the Bank may periodically adjust the factors for changes in levels and trends of charge-offs, delinquencies and nonaccrual loans; material changes in the mix, volume, or duration of the loan portfolio; changes in lending policies and procedures including underwriting standards; changes in the experience, ability and depth of lending management and other relevant staff; the existence and effect of any concentrations of credit and changes in the level of such concentrations; and changes in national and local economic trends and conditions, among other things. Management judgment is exercised at many levels in making these evaluations.

An integral aspect of our risk management process is allocating the ALL to various components of the loan portfolio based upon an analysis of risk factors, such as demonstrated losses, industry risks and other segmentations and other judgmental factors.

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

Stock-Based Compensation. The Company recognizes compensation costs related to share-based payment transactions in the income statement based on the grant-date fair value of the stock-based compensation issued. Compensation costs are recognized over the period that an employee provides service in exchange for the award. The grant-date fair value and ultimately, the amount of compensation expense recognized, are dependent upon certain assumptions we make such as the expected term the options will remain outstanding, the dividend yield and the volatility of our Company stock price and a risk free interest rate. This critical accounting policy is more fully described in Note 1 and Note 14 of the Notes to Consolidated Financial Statements included elsewhere in this annual report for the year ended December 31, 2014.

Fair Value Measurements. The Company is required to disclose the fair value of its financial instruments that are measured at fair value within a fair value hierarchy. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value, giving the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). These disclosures appear in Note 17 of the Notes to Consolidated Financial Statements for the year ended December 31, 2014. Judgment is involved not only with deriving the estimated fair values but also with classifying the particular assets recorded at fair value in the fair value hierarchy. Estimating the fair value of impaired loans or the value of collateral securing foreclosed assets requires the use of significant unobservable inputs (level 3 measurements). At December 31, 2014, the fair value of assets based on level 3 measurements constituted 2% of the total assets measured at fair value. The fair value of collateral securing impaired loans or constituting foreclosed assets is generally determined based upon independent third party appraisals of the properties, recent offers, or prices on comparable properties in the proximate vicinity. Such estimates can differ significantly from the amounts the Company would ultimately realize from the loan or disposition of the underlying collateral.

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

The Company assesses whether or not the deferred tax assets would be realized in the future if the Company would not have future taxable income to use as an offset. If future taxable income is not expected to be available to use, a valuation allowance is required to be recognized. A valuation allowance would result in additional income tax expense in the period. The Company assesses if it is more likely than not that a deferred tax asset will not be realized. The determination of a valuation allowance is subjective and dependent upon judgment concerning both positive and negative evidence to support that the net deferred tax assets will be utilized. In order to evaluate whether or not a valuation allowance is necessary, the Company uses current forecasts of future income, the ability to carryback losses to preceding years, reviews possible tax planning strategies and assesses current and future economic and business conditions. Negative evidence utilized would include any cumulative losses in previous years and general business and economic trends. At December 31, 2014, the Company conducted such an analysis to determine if a valuation allowance was required and concluded that a valuation allowance was not necessary. A valuation allowance, if required, could have a significant impact on the Company's future earnings.

Results of Operations

For the year 2014, total revenues were $127.5 million, up $6.2 million, or 5%, compared to $121.3 million earned in 2013.

We derive total revenues from various sources, including:

•	Interest income from our loan portfolio;

•	Interest income from our securities portfolio;

•	Electronic banking services;

•	Fees associated with customer deposit accounts;

•	Fees from issuing loan commitments and standby letters of credit;

•	Fees from various cash management services; and

•	Sales of loans and securities.

Net Interest Income and Net Interest Margin

Net interest income is the difference between interest income earned on loans, investment securities and other interest-earning assets and the interest expense paid on deposits, borrowed funds and long-term debt. Changes in net interest income and net interest margin result from the interaction between the volume and composition of interest-earning assets and their related yields; and the volume and composition of interest-bearing liabilities and their associated funding costs. Changes in net interest income are frequently measured by two statistics: net interest rate spread and net interest margin. Net interest rate spread is the difference between the average rate earned on interest-earning assets and the average rate incurred on interest-bearing liabilities. Net interest margin represents the difference between interest income, including net loan fees earned, and interest expense, reflected as a percentage of average interest-earning assets.

Net interest income is our primary source of revenue. There are several factors that can affect our net interest income, including:

•	the volume, pricing, mix and maturity of the Bank's interest-earning assets and interest-bearing liabilities;

•	market interest rate fluctuations; and

•	the level of nonperforming assets.

Net interest income on a fully tax-equivalent basis (which adjusts for the tax-exempt status of income earned on certain loans and investment securities in order to show such income as if it were taxable) increased $6.5 million, or 7%, to $100.0 million for 2014 over $93.5 million in 2013. The increase in net interest income was driven primarily by a higher level of average loans receivable, partially offset by a lower weighted-average yield earned on the loan portfolio in 2014 compared to 2013. The slight decrease in the yield earned on loans receivable in 2014 was the result of the sustained low interest rate environment as legacy loans originated in prior years with higher interest rates continued to pay down and thus makeup a smaller portion of total loans receivable. The impact of the lower overall loan yields on the Company's net interest income in 2014 was partially offset by continued efforts to manage down the Company's cost of funds through management's strategic deposit pricing process, combined with the positive impact of higher rate certificates of deposit (CDs) maturing and renewing into new term CDs at lower current rates or being deposited by customers into lower cost checking and savings accounts.

Interest income on a tax-equivalent basis for 2014 totaled $108.0 million, an increase of $6.3 million, or 6%, over 2013. This increase was related to the above-mentioned increase in the level of average loans receivable partially offset by lower yields earned on the overall loan portfolio due to the sustained low interest rate environment throughout 2014.

During 2014, average interest-earning assets were $2.77 billion, an increase of $195.7 million, or 8%, over 2013. This was the result of an increase in the average balance of loans receivable (including loans held for sale) of $215.4 million, or 13%, partially offset by a slight decrease in the average balance of investment securities of $19.6 million, or 2%.

The tax-equivalent yield on total interest-earning assets decreased by 5 bps, from 3.92% in 2013 to 3.87% in 2014.  This decrease primarily resulted from lower yields on our loan portfolio during 2014. Floating rate loans represented approximately 46% of our total loans receivable portfolio at December 31, 2014 and 45% of total loans receivable at December 31, 2013. The interest rates charged on the majority of these floating-rate loans are based on either the prime lending rate or London Interbank Offered Rate (LIBOR) and are currently lower than the interest rates associated with the fixed rate loans in our portfolio. As loans which we originated in prior years with higher fixed interest rates continued to amortize and/or mature throughout 2014, we reinvested these cash flows in new loan originations at lower yields given the current continued low interest rate environment. This has reduced our interest-earning asset yields and somewhat constrained our growth in interest income, even though our average earning assets grew 8% in 2014 over 2013. Despite expectations that the Federal Reserve will likely raise interest rates in 2015, we expect this trend of decreasing yields on our interest-earning asset portfolio could continue slightly in 2015, due to lower replacement yields on new loans until interest rates begin to increase. See the Interest Rate Sensitivity section later in this Management's Discussion and Analysis of Financial Condition and Results of Operations for further discussion.

Interest expense for 2014 decreased $217,000, or 3%, from $8.2 million in 2013 to $8.0 million in 2014. This decrease was related to lower interest rates paid on most interest-bearing deposits and the repayment of $15.0 million of long-term debt, partially offset by increases in average deposit balances as well as increases in both the average balance of and rate paid on short-term borrowings.The average rate paid on interest-bearing deposits in 2014 was 0.34%, 3 bps less than in 2013, while the average rate paid on short-term borrowings increased in 2014 to 0.29% from 0.23% in 2013. Interest expense related to long-term debt decreased by $341,000 compared to 2013, due to the September 2014 call and retirement by the Company of $15.0 million Trust Capital Securities at par with an interest rate of 7.75% and the full-year impact of the March 2013 maturity of a $25.0 million Federal Home Loan Bank (FHLB) borrowing with an interest rate of 1.01%.

The aforementioned growth in the average balance of interest-earning assets was funded by an increase in the average balance of short-term borrowings of $87.1 million, an increase in the average balance of interest-bearing deposits of $52.7 million and by an increase in the average balance of demand deposits and other noninterest-bearing funds of $53.9 million, partially offset by a $9.4 million decrease in long-term debt.

Our average deposit cost of funds decreased from 0.29% in 2013 to 0.27% for 2014. The decrease in the Company's deposit cost of funds is primarily related to the combination of time deposits that matured and renewed at lower interest rates as well as slightly lower interest rates paid in 2014 offsetting the increase in average balances on many of our interest checking, savings and money market deposit accounts. For time deposits, the average rate paid in 2014 was 1.08%, down 15 bps from 1.23% in 2013. Time deposits that were originated in previous years at much higher interest rates and matured in 2014 were either renewed into new CDs with much lower interest rates or shifted by our customers to their checking and/or savings accounts which typically pay even lower rates of interest than CDs. At December 31, 2014, $669.1 million, or 28%, of our total deposits were those of local municipalities, school districts, not-for-profit organizations or corporate cash management customers, where the interest rates paid are generally tied to an internally managed index rate. If short-term market interest rates increase, the deposit cost of funds will increase according to the increase in the respective index to which their interest rates are tied.

Average short-term borrowings increased by $87.1 million from $301.4 million in 2013 to $388.5 million in 2014. As previously mentioned, the increase in average short-term borrowings supplemented our growth in average deposit balances to fund the increase in the Company's average earning assets. The average cost of this nondeposit funding source increased to 0.29% in 2014 from 0.23% in 2013, primarily as a result from higher average rates on short-term FHLB advances. The average outstanding balance of long-term debt decreased from $21.0 million in 2013 to $11.6 million in 2014 as a result of the aforementioned 2013 maturity of a FHLB long-term advance and the retirement in September 2014 of a $15.0 million trust capital debt security. See Note 10 of Notes to Consolidated Financial Statements for the year ended December 31, 2014 included herein for further discussion regarding long-term debt. The aggregate average cost of all interest-bearing funding sources for the Company was 0.37% in 2014, compared to 0.41% in 2013.

Table 2 below sets forth balance sheet items on a daily average basis for the years ended December 31, 2014, 2013 and 2012 and presents the daily average interest rates earned on assets and the daily average interest rates paid on liabilities for such periods. Nonaccrual loans have been included in the average loan balances. Securities include securities available for sale, securities held to maturity and restricted investments in bank stock. Securities available for sale are carried at amortized cost for purposes of calculating the average rate received on taxable securities. Yields on tax-exempt securities and loans are computed on a tax-equivalent basis, assuming a 35% tax rate.

TABLE 2

	Years Ended December 31,
	2014			2013			2012
(dollars in thousands)	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate	Average Balance	Interest	Average Rate
Assets
Investment securities:
Taxable	$870,984	$20,373	2.34%	$895,489	$20,552	2.30%	$796,306	$21,468	2.70%
Tax-exempt	34,889	1,308	3.75	30,016	1,139	3.80	18,189	693	3.81
Total securities	905,873	21,681	2.39	925,505	21,691	2.34	814,495	22,161	2.72
Federal funds sold	—	—	—	—	—	—	2,696	1	0.05
Total loans	1,862,978	86,326	4.58	1,647,608	79,988	4.80	1,489,787	77,342	5.13
Total interest-earning assets	2,768,851	$108,007	3.87%	2,573,113	$101,679	3.92%	2,306,978	$99,504	4.27%
Allowance for loan losses	(24,381)			(27,529)			(24,919)
Other noninterest-earning assets	141,106			155,738			175,324
Total assets	$2,885,576			$2,701,322			$2,457,383
Liabilities and Stockholders' Equity
Interest-bearing deposits:
Regular savings	$465,620	$1,314	0.28%	$436,618	$1,365	0.31%	$398,242	$1,422	0.36%
Interest checking and money market	1,074,666	2,931	0.27	1,067,444	3,041	0.28	1,050,664	3,799	0.36
Time deposits	128,037	1,386	1.08	129,502	1,591	1.23	157,238	2,262	1.44
Public time and other noncore deposits	78,450	273	0.35	60,518	207	0.34	54,333	218	0.40
Total interest-bearing deposits	1,746,773	5,904	0.34	1,694,082	6,204	0.37	1,660,477	7,701	0.46
Short-term borrowings	388,518	1,136	0.29	301,447	712	0.23	86,333	203	0.23
Long-term debt	11,601	939	8.09	21,005	1,280	6.09	47,662	2,206	4.62
Total interest-bearing liabilities	2,146,892	$7,979	0.37%	2,016,534	$8,196	0.41%	1,794,472	$10,110	0.56%
Demand deposits (noninterest-bearing)	472,322			434,753			420,181
Other liabilities	17,038			17,006			13,958
Total liabilities	2,636,252			2,468,293			2,228,611
Stockholders' equity	249,324			233,029			228,772
Total liabilities and stockholders' equity	$2,885,576			$2,701,322			$2,457,383
Net interest income and margin on a tax-equivalent basis		$100,028	3.58%		$93,483	3.60%		$89,394	3.83%
Tax-exempt adjustment		2,225			2,353			2,196
Net interest income and margin		$97,803	3.50%		$91,130	3.51%		$87,198	3.74%

A summary of net interest income on a tax-equivalent basis, net interest margin on a fully tax-equivalent basis and net interest rate spread is presented in Table 3 below:

TABLE 3

	Years Ended December 31,
(dollars in thousands)	2014	2013	$ Change	% Change
Interest income on tax-equivalent basis	$108,007	$101,679	$6,328	6%
Interest expense	7,979	8,196	(217)	(3)%
Net interest income on a tax-equivalent basis	$100,028	$93,483	$6,545	7%
Net interest margin fully tax-equivalent	3.58%	3.60%
Net interest rate spread	3.50%	3.51%

Table 4 demonstrates the relative impact on net interest income of changes in the volume of earning assets and interest-bearing liabilities and changes in rates earned and paid by us on such assets and liabilities. For purposes of this table, nonaccrual loans have been included in the average loan balances and tax-exempt loans and securities are reported on a fully-taxable equivalent basis.

TABLE 4

	2014 v. 2013			2013 v. 2012
	Increase (Decrease)			Increase (Decrease)
	Due to Changes in (1)			Due to Changes in (1) (2)
(in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest on securities:
Taxable	$(437)	$258	$(179)	$2,280	$(3,196)	$(916)
Tax-exempt	182	(13)	169	450	(4)	446
Federal funds sold	—	—	—	(1)	—	(1)
Interest on loans	9,899	(3,561)	6,338	6,351	(3,705)	2,646
Total interest income	9,644	(3,316)	6,328	9,080	(6,905)	2,175
Interest on deposits:
Regular savings	93	(144)	(51)	43	(100)	(57)
Interest checking and money market	(61)	(49)	(110)	(98)	(660)	(758)
Time deposits	184	(389)	(205)	(228)	(443)	(671)
Public funds time and other noncore deposits	64	2	66	7	(18)	(11)
Short-term borrowings	232	192	424	507	2	509
Long-term debt	(353)	12	(341)	(782)	(144)	(926)
Total interest expense	159	(376)	(217)	(551)	(1,363)	(1,914)
Net increase (decrease)	$9,485	$(2,940)	$6,545	$9,631	$(5,542)	$4,089

(1)	Changes due to both volume and rate have been allocated on a pro rata basis to either rate or volume.

(2)	Changes due to the difference in the number of days (2012 was a leap year) are divided between Volume and Rate columns based on each categories percent of the total difference.

Provision for Loan Losses

Management undertakes a rigorous and consistently applied process in order to evaluate the ALL and to determine the level of provision for loan losses, as previously stated in the Application of Critical Accounting Policies section in this Management's Discussion and Analysis. As stated in this policy, the Company currently uses a two-year period of actual historical losses when determining the allowance for loans that are evaluated collectively. Management continuously assesses the quality of the Company's loan portfolio in conjunction with the current state of the economy and its impact on our borrowers repayment ability and on loan collateral values in order to determine the appropriate historical loss period to use in our quantitative analysis. Considering these factors, management continued to use a two-year historical loss period throughout 2014 in determining the adequacy of the ALL.

The ALL as a percentage of total period-end loans decreased in both 2014 and 2013, primarily due to lower levels of individually-evaluated loans requiring a specific allowance. The following table presents the ALL and nonperforming loan balances along with certain related ratios:

TABLE 5

	December 31,
(dollars in thousands)	2014	2013	2012
Allowance for loan losses	$24,998	$23,110	$25,282
Allowance as a percentage of total period-end loans	1.25%	1.32%	1.65%
Total nonperforming loans	$35,411	$40,332	$32,636
Nonperforming loans to total loans	1.77%	2.30%	2.13%

Management believes that the provision for loan losses for the twelve months ended December 31, 2014 adequately supports the allowance balance at December 31, 2014. The following table presents information regarding the provision for loan losses, net loan charge-offs and net charge-offs as a percentage of average loans outstanding for the years ended December 31, 2014, 2013 and 2012, respectively:

TABLE 6

			2014 vs. 2013			2013 vs. 2012
(dollars in thousands)	2014	2013	$ Decrease	% Decrease	2012	$ Change	% Change
Provision for loan losses	$6,750	$6,875	$(125)	(2)%	$10,100	$(3,225)	(32)%
Net loan charge-offs	4,862	9,047	(4,185)	(46)	6,438	2,609	41
Net charge-offs as a percentage of average loans outstanding	0.26%	0.55%			0.44%

The provision for loan losses decreased by $125,000 compared to the provision recorded in 2013. The decrease is due to a reduction in charge-offs, an increase in recoveries and upgrades of two specific loan relationships partially offset by an increase in loan receivables and an increase in additional loans needing specific reserves.

See the Loan and Asset Quality section later in this Management's Discussion and Analysis for further discussion regarding nonperforming loans. Also, see the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Note 1 in the Notes to Consolidated Financial Statements for the year ended December 31, 2014 included herein for further discussion regarding additional important factors and our methodology for determining the provision for loan losses. In addition, see our Forward-Looking Statements in this Management's Discussion and Analysis and risk factors associated with the provision for loan losses in Item 1A of our annual report on Form 10-K.

Noninterest Income

The breakdown of noninterest income for the period ended December 31, for each of the years 2012 through 2014 is presented in the table that follows:

TABLE 7

			2014 vs. 2013			2013 vs. 2012
(dollars in thousands)	2014	2013	$ Change	% Change	2012	$ Change	% Change
Card income	$15,448	$14,681	$767	5%	$14,090	$591	4%
Service charges on deposit accounts	8,927	9,263	(336)	(4)	9,976	(713)	(7)
Other fee income	4,394	4,627	(233)	(5)	4,306	321	7
Net gains on sales of loans	1,034	955	79	8	1,220	(265)	(22)
Net gains (losses) on sales/calls of securities	(82)	664	(746)	(112)	1,051	(387)	(37)
Debt prepayment charge	—	—	—	—	(140)	140	(100)
Net impairment loss on investment securities	—	—	—	—	(649)	649	(100)
Total noninterest income	$29,721	$30,190	$(469)	(2)%	$29,854	$336	1%

Noninterest income is mainly comprised of card income, service charges on deposit accounts and gains on sales of loans. Noninterest income decreased by $469,000, or 2%, from $30.2 million in 2013 to $29.7 million in 2014. Card income for 2014 increased by $767,000, or 5%, over 2013 as the volume of transactions continued to increase. Conversely, service charges on deposit accounts and other income decreased $336,000 and $233,000, respectively, in 2014 from 2013 primarily due to lower overdraft service charges and the elimination of credit card income as a result of the Company selling its credit card portfolio in 2013. In 2014, total gains on sales of residential and Small Business Administration (SBA) loans were $1.0 million compared to $955,000 in 2013. Net losses on the sale of five investment securities totaled $82,000 for 2014 compared to net gains of $664,000 for 2013 on the sale or call of 30 securities. There were no OTTI losses recorded in either 2014 or 2013 in the Bank's investment portfolio. See the Securities section in Note 3 in the Notes to Consolidated Financial Statements for further discussion regarding OTTI.

See the 2013 versus 2012 section later in this Management's Discussion and Analysis for a discussion of significant noninterest income changes for the years ended 2013 and 2012.

Noninterest Expenses

The breakdown of noninterest expenses for the period ended December 31, for each of the years 2012 through 2014 is presented and discussed below:

TABLE 8

			2014 vs. 2013			2013 vs. 2012
(dollars in thousands)	2014	2013	$ Change	% Change	2012	$ Change	% Change
Salaries and employee benefits	$44,381	$42,806	$1,575	4%	$41,241	$1,565	4%
Occupancy	8,663	8,710	(47)	(1)	8,439	271	3
Furniture and equipment	3,707	4,540	(833)	(18)	4,842	(302)	(6)
Advertising and marketing	1,737	1,685	52	3	1,533	152	10
Data processing	13,538	12,838	700	5	13,590	(752)	(6)
Regulatory assessments and related fees	2,205	2,227	(22)	(1)	4,063	(1,836)	(45)
Telephone	3,440	3,643	(203)	(6)	3,480	163	5
Loan expense	1,406	2,024	(618)	(31)	1,384	640	46
Foreclosed real estate	402	422	(20)	(5)	1,335	(913)	(68)
Consulting fees	959	807	152	19	1,104	(297)	(27)
Pennsylvania shares tax	1,934	2,176	(242)	(11)	1,789	387	22
Other	8,176	7,991	185	2	8,344	(353)	(4)
Total noninterest expenses	$90,548	$89,869	$679	1%	$91,144	$(1,275)	(1)%

After reducing the level of noninterest expenses for three straight years from 2011 through 2013, the Company was able to limit total noninterest expenses in 2014 to a slight increase of only 1% over 2013. A comparison of noninterest expenses for certain categories for 2014 versus 2013 is discussed below.

Salary expenses and employee benefits, which represent the largest component of our noninterest expenses, increased $1.6 million, or 4%, in 2014 over 2013. This increase was primarily a combined result of an increase in employee compensation levels as well as the cost of benefits including medical coverage.

Furniture and equipment expenses totaled $3.7 million in 2014, down 18%, or $833,000 from 2013. The decrease was primarily the result of lower depreciation expense due to certain store and back office furniture and equipment reaching the end of its estimated depreciable life during 2014.

Data processing expense totaled $13.5 million in 2014, 5%, or $700,000 more than in 2013. The increase was primarily the result of higher processing costs from third party service providers as well as expenses associated with the implementation of our mobile banking product platform during 2014.

Loan expenses totaled $1.4 million in 2014, a decrease of $618,000, or 31%, compared to 2013. This decrease is due in large part to the elimination of credit card expenses. The recovery of legal fees and other related expenses that were expensed in prior periods on a few problem commercial real estate loans as well as lower overall problem loan expenses also contributed to the decline in 2014.

Consulting fees totaled $959,000 in 2014, up $152,000, or 19%, over 2013, primarily due to an increase in specialized services utilized during 2014.

Pennsylvania bank shares tax expense of $1.9 million decreased $242,000, or 11%, from 2013 due to a lower tax rate effective for tax years beginning on January 1, 2014, partially offset by the growth of the Bank's balance sheet which is used in the bank shares tax assessment calculation.

See the 2013 versus 2012 section later in this Management's Discussion and Analysis for a discussion of significant noninterest expense changes for the years ended 2013 and 2012.

One key measure used to monitor progress in controlling overhead expenses is the ratio of net noninterest expenses to average assets. For purposes of this calculation, net noninterest expenses equal total noninterest expenses minus total noninterest income; the lower the ratio, the better. This ratio improved again in 2014 for the fifth year in a row which reflects the Company's continued strong focus on containing costs while showing strong balance sheet growth.

Another productivity measure is the operating efficiency ratio. This ratio expresses the relationship of noninterest expenses to net interest income plus noninterest income. Again, the lower the percentage, the more efficient the Company is. The improvement of this ratio for 2014 was the result of a 7% increase in net interest income and only a 1% increase in noninterest expenses over 2013 levels. This also marks the fifth straight year that Metro has achieved improvement in its efficiency ratio.

TABLE 9

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net noninterest expenses to average assets	2.11%	2.21%	2.49%
Operating efficiency ratio	71.00%	74.08%	77.87%

Provision for Federal Income Taxes

The following table presents information regarding the provision for federal income taxes and the effective and statutory tax rates:

TABLE 10

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012
Provision for federal income taxes	$9,141	$7,316	$4,914
Effective tax rate	30%	30%	31%
Statutory tax rate	35%	35%	35%

The effective tax rate is the ratio of income tax expense to income before taxes.

Income taxes are accounted for under the liability method whereby deferred tax assets and liabilities are recognized for future tax consequences attributable to temporary differences between the financial statement and tax bases of existing assets and liabilities.

At December 31, 2014, deferred tax assets amounted to $13.7 million and deferred tax liabilities totaled $4.8 million. Deferred tax assets are realizable primarily through future reversals of existing taxable temporary differences. Management currently anticipates the Company's future earnings will be adequate to utilize all of its net deferred tax assets. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the current year's tax liability to make the determination. See Note 11 of the Notes to Consolidated Financial Statements for the year ended December 31, 2014, included herein, for an additional analysis of the provision for income taxes for the years ended December 31, 2014, 2013 and 2012.

Net Income and Net Income per Common Share

The major categories of the income statement and their respective impact to the increase in net income for the years ended December 31, 2014, 2013 and 2012, respectively, are presented below:

TABLE 11

			2014 vs. 2013			2013 vs. 2012
(in thousands, except per share data)	2014	2013	$ Change	% Change	2012	$ Change	% Change
Net interest income	$97,803	$91,130	$6,673	7%	$87,198	$3,932	5%
Provision for loan losses	6,750	6,875	(125)	(2)	10,100	(3,225)	(32)
Noninterest income	29,721	30,190	(469)	(2)	29,854	336	1
Noninterest expenses	90,548	89,869	679	1	91,144	(1,275)	(1)
Provision for income taxes	9,141	7,316	1,825	25	4,914	2,402	49
Net income	$21,085	$17,260	$3,825	22%	$10,894	$6,366	58%
Net Income per Common Share
Basic	$1.48	$1.21	$0.27	22%	$0.77	$0.44	57%
Diluted	1.46	1.20	0.26	22	0.77	0.43	56

See Note 13 in the Notes to Consolidated Financial Statements for the year ended December 31, 2014, included herein, for an analysis of earnings per share.

Return on Average Assets and Average Stockholders' Equity

Return on average assets (ROA) measures our net income in relation to our total average assets. Return on average stockholders' equity (ROE) indicates how effectively we can generate net income on the capital invested by our stockholders. ROE is calculated by dividing net income by average stockholders' equity.

The ROA and ROE ratios are presented in the following table:

TABLE 12

	December 31,
	2014	2013
Return on average assets	0.73%	0.64%
Return on average stockholders' equity	8.46	7.41

2013 versus 2012

Refer to the earlier Results of Operations sections of this Management's Discussion and Analysis for tables which reflect a detailed comparison of the years ended 2013 versus 2012. Certain significant changes for the years ended 2013 versus 2012 are discussed below:

Net income for 2013 was $17.3 million, or $1.20 per diluted common share, up $6.4 million, or 58%, over $10.9 million, or $0.77 per diluted common share recorded in 2012.

Net interest income on a tax-equivalent basis for 2013 was $93.5 million, an increase of $4.1 million, or 5%, over 2012. Interest income on earnings assets on a tax-equivalent basis totaled $101.7 million, an increase of $2.2 million or 2%, over 2012. Interest expense for 2013 was $8.2 million, a decrease of $1.9 million, or 19%, from 2012.

Our net interest rate spread decreased to 3.51% in 2013 from 3.71% in 2012 on a fully tax-equivalent basis. The fully tax-equivalent net interest margin decreased 23 bps from 3.83% in 2012 to 3.60% in 2013.

The provision for loan losses totaled $6.9 million in 2013 compared to $10.1 million in 2012. Net charge-offs in 2013 totaled $9.0 million, or 0.55%, of average loans outstanding as compared to $6.4 million, or 0.44%, of average loans outstanding in 2012.

Noninterest income for 2013 increased by $336,000, or 1%, from 2012 to $30.2 million. Included in total noninterest income in 2013 were net gains of $955,000 on the sale of residential loans and a $664,000 gain on the sale of investment securities. Comparably, included in total noninterest income in 2012 were gains of $1.2 million on the sale of residential loans and a $1.1 million gain on the sale of investment securities, partially offset by $649,000 of net impairment charges on investment securities. Also, netted against noninterest income in 2012 was a $140,000 charge to repurchase and retire Trust Capital Securities.

Noninterest expenses totaled $89.9 million for 2013, a decrease of $1.3 million, or 1%, from 2012. A comparison of noninterest expenses for certain categories for 2013 and 2012 is discussed below.

Salary expenses and employee benefits increased by $1.6 million, or 4%, in 2013 from 2012. This increase was primarily a combined result of an increase in full-time equivalent employees as well as an increase in employee compensation levels which had been held relatively flat over the past few years when the Company recorded net losses or lower levels of net income.

Advertising and marketing expenses totaled $1.7 million in 2013, a $152,000, or 10%, increase over 2012.

Data processing expenses decreased by $752,000, or 6%, in 2013 from 2012. The decrease was primarily the result of lower processing costs from third party service providers during 2013.

Regulatory assessments and related fees of $2.2 million in 2013 were $1.8 million, or 45%, lower than for 2012. The decrease was primarily the result of a one-time nonrecurring expense of $1.5 million for a civil money penalty assessed against the Bank by the Federal Deposit Insurance Corporation (FDIC) during 2012. The Bank also experienced a $317,000, or 13%, decrease in FDIC deposit insurance fee assessments in 2013 compared to 2012 primarily as a result of the Bank's release from a consent order in 2012. See the Regulatory Matters section in Note 15 in the Notes to Consolidated Financial Statements for further discussion regarding the civil monetary penalty.

Loan expenses totaled $2.0 million in 2013, an increase of $640,000, or 46%, over 2012. This increase was due to customer unpaid real estate taxes which were paid by the Bank to secure collateral on certain problem loans, one of which was moved into foreclosed real estate during the first half of the year at a fair market value of $2.0 million.

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

Consulting fees decreased $297,000, or 27%, in 2013 to $807,000 compared to $1.1 million in 2012. The decrease was related to the reduced need for consulting services in 2013 compared to the level utilized in 2012.

Pennsylvania bank shares tax expense of $2.2 million increased $387,000, or 22%, over 2012 as a result of the growth of the Bank's balance sheet which is used in the bank shares tax assessment calculation.

For 2013, the Company's operating efficiency ratio was 74.08% compared to 77.87% for 2012. The improvement of this ratio was the result of a higher level of net interest income and noninterest income in 2013 combined with a lower level of noninterest expenses.

Financial Condition

Securities

The Company maintains a securities portfolio in order to provide liquidity, to manage interest rate risk and to use as collateral on borrowings and on certain governmental deposits. Securities are purchased and sold as part of our overall asset and liability management strategy. The classification of all securities is determined at the time of purchase. Securities expected to be held for an indefinite period of time are classified as securities available for sale and are carried at fair value. Decisions by management to purchase or sell these securities are based on an assessment of financial and economic conditions, including changes in prepayment risks and interest rates, liquidity needs, capital adequacy, collateral requirements for pledging, alternative asset and liability management strategies, tax considerations and regulatory requirements.

Securities are classified as held to maturity (HTM) if, at the time of purchase, management has both the intent and ability to hold the securities until maturity. HTM securities are carried at amortized cost. Sales of securities in this portfolio should only occur after a security has returned more than 85% of its principal and could be sold without tainting the Company's intent with respect to the remaining HTM portfolio or in unusual and rare situations where significant unforeseeable changes in circumstances may cause a change in intent. Examples of such instances would include deterioration in the issuer's creditworthiness that is evidently supportable and significant or a change in tax law that eliminates or reduces the tax-exempt status of interest (but not the revision of marginal tax rates applicable to interest income). HTM securities cannot be sold based upon any of the decisions used to sell securities available for sale as listed above. See Note 3 in the Notes to Consolidated Financial Statements for the year ended December 31, 2014, included herein, for further analysis of our securities portfolio.

Based on the amortized cost, approximately 99% of our investment securities carry fixed rate coupons that do not change over the life of the securities. Many of the amortizing securities are purchased at premiums or discounts, which are amortized or accreted over the estimated average life of the amortizing securities as an adjustment to the yield.  The estimated average life may change depending on changes in the estimated rate of prepayments, thus affecting the yields we recognize. Premiums and discounts on nonamortizing securities, such as government and municipal bonds, are amortized or accreted to their maturity date or call date. At December 31, 2014, the taxable equivalent yield on our total investment securities portfolio was 2.38%, up 2 bps over 2.36% at December 31, 2013. This increase was due to purchases of new securities in 2014 at slightly higher yields than those purchased in previous years.

Throughout 2014 there was a general decline in interest rates and a flattening of the yield curve as investors were apprehensive about the timing of future increases in short-term interest rates by the Federal Reserve as well as ongoing global economic turmoil. Investors fled to the safety of U.S. Treasuries pushing up their prices and thus lowering rates, especially toward the end of the year. The yield on the five-year Treasury note fell 13 bps from 1.78% at September 30, 2014 to 1.65% at December 31, 2014. The yield on the 10-year Treasury note fell 35 bps from 2.52% at September 30, 2014 to 2.17% at December 31, 2014. The fair value of investment securities is affected by the interest rate, credit spreads, market volatility, and liquidity conditions. The general decline in interest rates therefore improved the fair market value of the Company’s existing securities.

At December 31, 2014, the weighted-average life and duration of our total securities portfolio was approximately 5.4 years and 4.8 years, respectively, as compared to 6.2 years and 5.4 years, respectively, at December 31, 2013. The weighted-average life of the portfolio is calculated by estimating the average rate of repayment of the underlying collateral of each security. Mortgage-backed obligations historically experience repayment rates in excess of the scheduled repayments, causing a shorter weighted-average life of the security.

Our securities portfolio contained no derivatives as of December 31, 2014 or 2013.

The fair value of the Bank's AFS securities portfolio decreased $57.9 million in 2014, from $585.9 million at December 31, 2013 to $528.0 million at December 31, 2014. The change was a combined result of $30.3 million of sales, $69.4 million of principal pay downs and net premium amortization and discount accretion of $310,000, partially offset by net unrealized gains of $19.4 million and purchases of $22.7 million. At December 31, 2014, the unrealized loss on securities available for sale included in stockholders' equity as accumulated other comprehensive loss totaled $3.9 million, net of tax, compared to a $16.5 million unrealized loss on securities available for sale, net of tax, at December 31, 2013. The AFS portfolio is comprised of U.S. Government agency securities, agency residential mortgage-backed securities (MBSs), agency collateralized mortgage obligations (CMOs) and municipal securities. The market prices for most securities held in the Company's portfolio improved in 2014 and management believes that the fluctuation in unrealized gains and losses on these securities at December 31, 2014 was primarily the result of changes in general market interest rates and prices. At December 31, 2014, the weighted-average life, duration and taxable equivalent yield of our AFS portfolio was approximately 5.0 years, 4.5 years and 2.27%, respectively, as compared to 5.6 years, 4.9 years and 2.27%, respectively, at December 31, 2013.

During 2014, the carrying value of securities in the HTM portfolio increased $41.2 million, from $283.8 million at December 31, 2013 to $325.0 million at December 31, 2014. The change was a combined result of $57.7 million of purchases and net premium amortization and discount accretion of $106,000, partially offset by principal pay downs of $16.0 million and $603,000 of securities sold. The securities held in this portfolio include U.S. Government agency securities, agency residential MBSs, agency CMOs, corporate debt securities and municipal securities. At December 31, 2014, the weighted-average life, duration and taxable equivalent yield of our HTM portfolio was approximately 6.2 years, 5.4 years and 2.56%, respectively, as compared to 7.6 years, 6.4 years and 2.53%, respectively, at December 31, 2013.

In 2014, the Company sold a total of five agency CMO securities with a combined fair market value of $30.9 million and realized net losses of $82,000. Four of these securities with a combined fair market value of $30.3 million had been classified as available for sale. One security with a fair market value of $614,000 had been classified as held to maturity, however, the security was an amortizing piece where the current par value had fallen to less than 15% of its original par value and could be sold without tainting the remaining HTM portfolio. The Company uses the specific identification method to record security sales.

No investment in securities of a single non-U.S. Government or government agency issuer exceeded ten percent of shareholders' equity at December 31, 2014.
In December 2013, the U.S. banking agencies, Securities and Exchange Commission (SEC) and U.S. Commodity Futures Trading Commission (CFTC) issued final regulations to implement provisions of the Dodd-Frank Wall Street Reform and Consumer Protection

Act (Dodd-Frank Act) called the “Volcker Rule”. The regulations limit certain proprietary trading and includes several exclusions and exemptions surrounding security holdings. In December 2014, the implementation date was extended allowing banking entities to have until July 21, 2016 to conform their activities that were in place prior to December 31, 2013 with the requirements of the Volcker Rule. As of December 31, 2014, we had three securities with a fair value of $2.9 million that would be subject to those regulations. We are in the process of evaluating the full impact of the Volcker Rule on our current securities activities and our ownership interests in covered securities and do not believe it will have a material impact on our consolidated financial statements.

The amortized cost of AFS and HTM securities are summarized in the following table:

TABLE 13

	December 31,
(in thousands)	2014	2013	2012
Available for Sale:
U.S. Government agency securities	$33,995	$33,995	$33,994
Residential MBSs	60,196	65,795	55,614
Agency CMOs	409,823	483,591	547,641
Municipal securities	29,985	27,950	26,890
Total available for sale	$533,999	$611,331	$664,139
Held to Maturity:
U.S. Government agency securities	$149,112	$149,096	$178,926
Residential MBSs	14,226	7,849	23,827
Agency CMOs	146,952	118,893	49,051
Corporate debt securities	5,000	5,000	15,000
Municipal securities	9,704	2,976	2,979
Total held to maturity	$324,994	$283,814	$269,783

The contractual maturity distribution and weighted-average yield of our AFS and HTM portfolios at December 31, 2014 are summarized in Table 14. For mortgage-backed obligations, the contractual maturities may be significantly different than actual maturities. Changes in payment patterns and prepayments may occur depending on the market conditions and other economic variables. Weighted-average yield is calculated by multiplying the book yield times the book value for each security within each maturity range. Tax-exempt obligations have been tax effected, assuming a tax rate of 35%.

TABLE 14

December 31, 2014	Due Under 1 Year		Due 1-5 Years		Due 5-10 Years		Due Over 10 Years		Total
(dollars in thousands)	Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield		Amount/Yield
Available for Sale:
U.S. Government agency securities	$—	—%	$—	—%	$33,995	2.00%	$—	—%	$33,995	2.00%
Residential MBSs	—	—	—	—	—	—	60,196	2.53	60,196	2.53
Agency CMOs	—	—	—	—	—	—	409,823	2.14	409,823	2.14
Municipal securities	—	—	4,797	2.71	15,665	3.72	9,523	4.39	29,985	3.77
Total available for sale	$—	—%	$4,797	2.71%	$49,660	2.54%	$479,542	2.23%	$533,999	2.27%

Held to Maturity:
U.S. Government agency securities	$—	—%	$—	—%	$92,944	2.17%	$56,168	2.94%	$149,112	2.46%
Residential MBSs	—	—	—	—	1,410	4.97	12,816	3.43	14,226	3.58
Agency CMOs	—	—	—	—	—	—	146,952	2.47	146,952	2.47
Corporate debt securities	5,000	3.00	—	—	—	—	—	—	5,000	3.00
Municipal securities	—	—	—	—	7,829	3.54	1,875	3.85	9,704	3.60
Total held to maturity	$5,000	3.00%	$—	—%	$102,183	2.31%	$217,811	2.66%	$324,994	2.56%

Note: Securities available for sale are carried at amortized cost in the table above for purposes of calculating the weighted-average yield received on such securities.

Loans Held for Sale

Loans held for sale are comprised of student loans, selected residential mortgage loans and the guaranteed portion of certain SBA loans the Company originates with the intention of selling in the future. Held for sale loans are carried at the lower of cost or estimated fair value, calculated in the aggregate. At the present time, the majority of the Company's residential loans are originated with the intent to sell to the secondary market unless the loan is nonconforming to secondary market standards or if we agree not to sell the loan due to a customer's request. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships and the Bank does not retain the servicing. The sale of these loans takes place typically within 30 days of funding. During 2014, originations of residential loans totaled $36.2 million and $34.6 million of residential loans were sold.

During 2014, the Company began originating certain SBA loans with the intent to sell the guaranteed portion of the loans. The Company received proceeds of $11.9 million on sales of SBA HFS loans in 2014 and recognized a gain of $444,000 on those sales. Included within sales of SBA HFS loans were SBA loans with a carrying amount of $9.3 million previously classified as loans receivable and subsequently transferred to the loans held for sale portfolio and sold at a gain of $310,000. There were no SBA loan sales in 2013 or 2012.

Total loans held for sale were $5.0 million and $6.2 million at December 31, 2014 and 2013, respectively. At December 31, 2014, loans held for sale were comprised of $2.4 million of student loans and $2.6 million of residential mortgages as compared to $3.1 million of student loans and $3.1 million of residential mortgages at December 31, 2013.  Loans held for sale, as a percentage of total consolidated assets, were less than 1% at December 31, 2014 and 2013. At December 31, 2014 and December 31, 2013, no residential mortgage loans held for sale were past due or impaired. At December 31, 2014 and 2013 there was $211,000 and $374,000, respectively, of student loans held for sale that were past due. These student loans are guaranteed by the federal government, limiting risk to the Bank in the event of default by the borrower.

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

Total gross loans receivable increased by $247.7 million, or 14%, from December 31, 2013 to December 31, 2014. Loan originations and participations purchased in 2014 totaled approximately $706.5 million and were lower than those in 2013 by approximately $6.6 million, or 1%. The Bank experienced growth in all but one loan category during 2014 as a result of general economic improvement in the markets we serve, growth in the breadth and experience of the lending team as well as expansion of the Bank's middle market lending function. The Company's particularly strong growth in commercial real estate loans reflects a steady progression over the past year in this portfolio, owing to continued strengthening in the real estate markets the Bank serves combined with increased opportunities. Also included in gross loans are deposit accounts that are reclassified as loans as a result of overdrawn deposit account balances. The total of overdrawn deposit accounts reclassified as loans aggregated $647,000 at December 31, 2014 compared to $578,000 at December 31, 2013.

Total loans receivable represented 84% of total deposits and 67% of total assets at December 31, 2014 compared to 78% and 63%, respectively, at December 31, 2013.

The following table reflects the composition of the Company's loan portfolio:

TABLE 15

	December 31,
(in thousands)	2014	2013	$ Change	% Change
Commercial and industrial	$525,127	$447,144	$77,983	17%
Commercial tax-exempt	71,151	81,734	(10,583)	(13)
Owner occupied real estate	332,070	302,417	29,653	10
Commercial construction and land development	138,064	133,176	4,888	4
Commercial real estate	594,276	473,188	121,088	26
Residential	110,951	97,766	13,185	13
Consumer	226,895	215,447	11,448	5
Gross loans receivable	1,998,534	1,750,872	247,662	14
Less: ALL	24,998	23,110	1,888	8
Net loans receivable	$1,973,536	$1,727,762	$245,774	14%

The following table summarizes the composition of our loan portfolio by segment as of December 31, for each of the years 2010 through 2014.

TABLE 16

	December 31,
(in thousands)	2014	2013	2012	2011	2010
Commercial and industrial	$525,127	$447,144	$376,988	$321,988	$337,398
Commercial tax-exempt	71,151	81,734	92,202	81,532	85,863
Owner occupied real estate	332,070	302,417	268,372	279,372	241,553
Commercial construction and land development	138,064	133,176	100,399	103,153	112,094
Commercial real estate	594,276	473,188	394,404	364,405	313,194
Residential	110,951	97,766	83,899	83,940	81,124
Consumer	226,895	215,447	212,533	202,278	207,979
Gross loans receivable	$1,998,534	$1,750,872	$1,528,797	$1,436,668	$1,379,205

Our commercial and industrial loans are typically made to small and medium-sized businesses and represented 26% of our total loans outstanding at December 31, 2014. The average loan size originated in 2014 in this category was approximately $480,000 as compared to approximately $351,000 in 2013. Our underwriting policy has maximum terms for these loans depending on the loan type within the commercial and industrial loans category. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business. Collateral for these types of loans varies depending upon the type and purpose of the loans as well as management's credit evaluations of the respective borrowers and generally includes business assets and/or personal assets of the borrower. The value of the collateral in this category may vary depending on market conditions. Metro maintains advance rate guidelines for particular collateral categories to mitigate the risk that, upon default, the collateral is insufficient to cover the outstanding loan balance.

Commercial tax exempt loans represented 4% of our total loans at December 31, 2014 and are made primarily to municipalities and school districts and rely on the cash flows of the borrowing entity for repayment. The average loan size originated in 2014 in this category was approximately $1.0 million; there were no originations in this category in 2013. We underwrite these loans based upon our established underwriting guidelines and our analysis of the cash flow, operating results and financial condition of the borrower.

Owner occupied real estate loans represented 17% of our total loans at December 31, 2014, are made for commercial properties and are typically made to small and medium-sized businesses. The primary source of repayment is the cash flow from the ongoing operations and activities conducted by the business or a related interest of the business or an affiliate of the party who owns the property. Based on our underwriting standards, loans in this category are secured by real property and typically require owner guarantees. The average loan size originated in 2014 in this category was approximately $893,000, which includes one substantial loan origination. Excluding that one loan origination, the average loan size originated in 2014 was $531,000 as compared to approximately $561,000 in 2013.

Our commercial real estate and our construction and land development loans are typically made to small and medium-sized investors, builders and developers and made up 29% and 7%, respectively, of our total loans outstanding at December 31, 2014. These loans are secured by mortgages on real property (principally one to four family rental, multi-family rental, office and other commercial properties) located primarily in South Central Pennsylvania. The average loan size originated in 2014 in these categories was approximately $474,000 and $713,000, respectively. The average loan size originated in 2013 in these categories was approximately $602,000 and $659,000, respectively. Our underwriting guidelines establish maximum terms and advanced rates depending on the type of loan within the commercial real estate category. A five-year call option is standard on commercial mortgages. Our underwriting guidelines also establish maximum loan-to-value ratios depending upon the type of primary collateral, typically require owner guarantees and may require other collateral depending on our assessment of the overall risk.

Residential real estate mortgage loans represented approximately 6% of our total loans at December 31, 2014. Loans in this category are collateralized by first mortgages on residential properties located primarily in South Central Pennsylvania. We underwrite these loans based upon our established underwriting guidelines.

Consumer term loans and consumer lines of credit represented 11% of our total loans outstanding at December 31, 2014 and are secured by first and second mortgages, personal assets of the borrower or may be unsecured. As of December 31, 2014, approximately $217.8 million, or 96%, of the total for this category were secured by real estate (14% of which were secured by second mortgages), $4.4 million were loans collateralized by personal assets of the borrower and $4.7 million were unsecured. Our underwriting policy sets limitations on the terms of the loans, defines allowable collateral and the method of valuation of the collateral, outlines acceptable debt to income ratios as well as acceptable credit sources to determine if the applicant meets our standards. We review lines of credit annually and remove availability if the borrower is no longer compliant with our underwriting standards or is delinquent. As of December 31, 2014, unused commitments under consumer lines of credit were $112.1 million compared to $106.0 million at December 31, 2013.

The maturity ranges of the loan receivable portfolio and the amounts of loans with fixed interest rates and floating interest rates in each maturity range, as of December 31, 2014, are presented in the following table:

TABLE 17

	December 31, 2014
(in thousands)	Due Within One Year	Due 1-5 Years	Due Over Five Years	Total
Commercial and industrial	$211,122	$229,349	$84,656	$525,127
Commercial tax exempt	32,910	26,833	11,408	71,151
Owner occupied real estate	26,010	88,321	217,739	332,070
Commercial construction and land development	71,216	49,282	17,566	138,064
Commercial real estate	67,492	172,251	354,533	594,276
Residential	17,092	14,823	79,036	110,951
Consumer	48,483	51,741	126,671	226,895
Gross loans receivable	$474,325	$632,600	$891,609	$1,998,534
Interest rates:
Fixed	$151,683	$337,031	$593,374	$1,082,088
Floating	322,642	295,569	298,235	916,446
Gross loans receivable	$474,325	$632,600	$891,609	$1,998,534

Concentrations of Credit Risk

The Bank manages risk associated with its loan portfolio in part through diversification and through what management believes are sound policies and underwriting procedures that are reviewed, updated and approved at least annually, as well as through its ongoing loan monitoring efforts. Additionally, the Bank monitors and manages concentrations of loans or loan relationships by purpose, collateral or industry. Management reviews various concentration reports regularly and reports areas of risk in the portfolio and quantifies, if any, exceptions made to policies and procedures to its board of directors no less than quarterly. At December 31, 2014, there was no concentration of credit risk with any one borrower.

Commercial real estate and commercial construction and land development loans, which includes some tax exempt commercial real estate loans aggregated $732.3 million at December 31, 2014, compared to $606.4 million at December 31, 2013. These loans were 36%

of total loans outstanding and made up the largest portion of loans on the Company's balance sheet at December 31, 2014. The commercial real estate loan portfolio is principally to borrowers throughout Cumberland, Dauphin, York, Berks, Lancaster and Lebanon counties of Pennsylvania where the Bank has full-service store locations.

Loan and Asset Quality

Nonperforming Assets
Nonperforming assets include nonaccruing loans, loans past due 90 days or more and still accruing interest and foreclosed assets. Nonaccruing troubled debt restructurings (TDRs) are included in nonperforming loans. A TDR is a loan in which the contractual terms have been modified resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower.  A TDR loan may still be classified as accruing even though it has been restructured, in which case it is excluded from nonperforming assets.

The following table presents information regarding the Bank's nonperforming assets at December 31, 2010 through 2014. Nonaccruing as well as accruing TDRs are broken out at the bottom portion of the table. TDRs decreased for the second straight year in 2014 from $29.2 million at December 31, 2013 to $25.7 million at December 31, 2014. This $3.5 million, or 12%, decrease is discussed in detail later in this Loan and Asset Quality section. Additionally, asset quality ratios and details on the interest income related to nonaccrual loans are presented at the bottom of the table.

TABLE 18

	December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Nonperforming Assets
Nonaccrual loans:
Commercial and industrial	$11,634	$10,217	$11,289	$10,162	$23,103
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	7,416	4,838	3,119	2,895	4,318
Commercial construction and land development	3,228	8,587	6,300	8,511	14,155
Commercial real estate	5,824	6,705	5,659	7,820	5,424
Residential	4,987	7,039	3,203	2,912	3,609
Consumer	1,877	2,577	2,846	1,829	1,579
Total nonaccrual loans	34,966	39,963	32,416	34,129	52,188
Loans past due 90 days or more and still accruing	445	369	220	692	650
Total nonperforming loans	35,411	40,332	32,636	34,821	52,838
Foreclosed assets	7,681	4,477	2,467	7,072	6,768
Total nonperforming assets	$43,092	$44,809	$35,103	$41,893	$59,606
Troubled Debt Restructurings
Nonaccruing TDRs (included in nonaccrual loans above)	$15,030	$17,149	$13,247	$10,282	$—
Accruing TDRs	10,712	12,091	19,559	12,835	177
Total TDRs	$25,742	$29,240	$32,806	$23,117	$177
Nonperforming loans to total loans	1.77%	2.30%	2.13%	2.42%	3.83%
Nonperforming assets to total assets	1.44%	1.61%	1.33%	1.73%	2.67%
Interest income recognized on nonaccrual loans	$498	$509	$551	$586	$340
Interest income that would have been recorded under the original terms of the loans	$1,752	$2,011	$3,099	$2,880	$3,363

The Bank continues to manage nonperforming assets to either exit the relationship, work with the borrower to return the relationship to a performing status or sell the collateral in the case of foreclosed real estate. The Bank's nonperforming assets and the reasons for changes in the balances of those components between December 31, 2013 and December 31, 2014 are discussed in the paragraphs that follow.

Nonaccrual Loans

The Bank generally places a loan on nonaccrual status and ceases accruing interest when the loan is past due 90 days or more, unless the loan is both well-secured and in the process of collection.

Loans which have been partially charged off remain on nonaccrual status and are subject to the Bank's standard recovery policies and procedures, including, but not limited to, foreclosure proceedings, a forbearance agreement or restructuring that results in classification as a TDR, unless collectibility of the entire balance of principal and interest is no longer in doubt and the loan is current or will be brought current within a short period of time.

Total nonaccrual loans were $35.0 million at December 31, 2014, down from $40.0 million at December 31, 2013. Out of the $40.0 million nonaccrual balance from December 31, 2013, approximately $17.0 million still remain as nonaccrual loans in the Bank’s portfolio at December 31, 2014, with a cumulative specific reserve of $1.4 million associated with these remaining loans.  Approximately $13.0 million of the nonaccrual loans from December 31, 2013 were upgraded or paid while the remaining balance was charged off or moved to the foreclosed real estate portfolio.

The following table details the change in the total nonaccrual loan balances during 2014:

TABLE 19

Twelve Months Ended
(in thousands)	December 31, 2014
Nonaccrual loans beginning balance	$39,963
Additions	26,137
Principal charge-offs	(7,630)
Pay downs	(14,847)
Upgrades to accruing status	(3,767)
Transfers to foreclosed assets	(4,890)
Nonaccrual loans ending balance	$34,966

During 2014, the additions to nonaccrual status of $26.1 million consisted of 55 commercial loans ranging from $3,000 to approximately $3.3 million and 55 consumer loans averaging $63,000 each of unpaid principal balances. The additions were offset by pay downs of $14.8 million, charge-offs of $7.6 million, upgrades to accruing status of $3.8 million and transfers to foreclosed real estate of $4.9 million, resulting in the $5.0 million reduction of nonaccrual loans during 2014. Current nonaccrual commercial loans are not concentrated in any particular industry or business. As reflected above, the portfolio is frequently changing with new additions, pay downs, upgrades, transfers to foreclosed real estate, and charge-offs when necessary.

The table that follows provide additional details of the components of certain nonaccrual commercial loan categories.

TABLE 20

	December 31,
(dollars in thousands)	2014	2013
Commercial and Industrial:
Number of loans	33	35
Number of loans greater than $1 million	4	3
Average outstanding balance of those loans:
Greater than $1 million	$1,811	$1,807
Less than $1 million	$162	$150
Owner Occupied Real Estate:
Number of loans	19	13
Number of loans greater than $1 million	2	2
Average outstanding balance of those loans:
Greater than $1 million	$1,289	1,448
Less than $1 million	$287	199
Commercial Real Estate:
Number of loans	24	29
Number of loans greater than $1 million	1	1
Average outstanding balance of those loans:
Greater than $1 million	$2,291	$2,346
Less than $1 million	$157	$157

Foreclosed Assets
Foreclosed assets totaled $7.7 million at December 31, 2014 compared to $4.5 million at December 31, 2013. The total was comprised of 11 properties at December 31, 2014, compared to 12 properties at December 31, 2013. The change in foreclosed real estate during 2014 is the result of the transfer of 12 properties into this category totaling approximately $4.9 million, partially offset by the sale of 13 properties for a total of $1.7 million. As of December 31, 2014, four foreclosed asset properties with a total carrying value of $3.7 million were under contract to be sold. During 2014, the Company realized a net gain of $53,000 on the sale of foreclosed assets and incurred $455,000 of net operating costs related to foreclosed assets.
The Bank obtains third party appraisals on foreclosed real estate to support the fair market value of the collateral. Appraisals are ordered by the Company's Real Estate Loan Administration Department which is independent of both the loan workout and loan production functions. All appraisals are performed by a Board approved, certified general appraiser. The Company charges down loans based on the fair value of the collateral as determined by the current appraisal less any unpaid real estate taxes and any costs to sell before the properties are transferred to foreclosed real estate. Subsequent to transferring a property to foreclosed real estate, the Company may incur additional write-down expense based on updated appraisals and offers for purchase or prices on comparable properties in the proximate vicinity.
Troubled Debt Restructurings

As mentioned previously, a troubled debt restructuring (TDR) is a loan in which the contractual terms have been modified, resulting in the Bank granting a concession to a borrower who is experiencing financial difficulties, in order for the Bank to have a greater opportunity of collecting the indebtedness from the borrower. Concessions could include, but are not limited to, granting a material extension of time, entering into a forbearance agreement, adjusting the interest rate, accepting interest only payments for an extended period of time, a change in the amortization period or a combination of any of these concessions. An additional benefit to Metro in granting a concession is to avoid foreclosure or repossession of collateral in an attempt to minimize losses. All TDRs are impaired loans, however, a loan may still be classified as accruing even though it has been restructured. Management evaluates these loans using the same guidelines it uses for all loans to determine if there is reasonable assurance of repayment. For further discussion of these guidelines, see the following section on Impaired and Other Problem Loans.

Nonaccrual TDRs may be reclassified as accruing TDRs when the borrower has consistently made contractual payments of principal and interest for at least six consecutive months and the Bank expects full repayment of the modified loan's principal and interest. The loan will no longer be classified as a TDR when the interest rate is equal to or greater than the rate that the Bank was willing to accept at the time of the restructuring for a new loan with comparable risk and the loan is no longer impaired based on the terms specified by the restructuring agreement.

Total TDR balances decreased by $3.5 million, or 12%, during 2014. As of December 31, 2014, TDRs totaled $25.7 million, of which $15.0 million were included in total nonaccruing loans and the Company had a cumulative specific reserve of $1.7 million on four of those loans. The remaining $10.7 million of TDRs were accruing at December 31, 2014. TDR loans totaled $29.2 million at December 31, 2013, of which $17.1 million were included in total nonaccruing loans and the remaining $12.1 million were accruing. The decrease during 2014 in TDRs is reflected in the table below. The additions in the table below do not include loans that were restructured prior to December 31, 2013 that received additional concessions during 2014.

TABLE 21

Twelve Months Ended
(in thousands)	December 31, 2014
TDR loans beginning balance	$29,240
Additions	12,830
Advances	6
Charge-offs	(7,236)
Pay downs	(6,898)
Transfers to foreclosed assets	(2,200)
TDR loans ending balance	$25,742

Impaired and Other Problem Loans

Impaired loans include nonaccrual loans in addition to loans which the Bank, based on current information, does not expect to receive both the principal and interest amounts due from a borrower according to the contractual terms of the original loan agreement. These loans totaled $46.3 million at December 31, 2014 with an aggregate specific allowance allocation of $5.6 million compared to impaired loans totaling $52.6 million at December 31, 2013 with a $5.6 million aggregate specific allowance allocation. The total combined specific allowance allocations at December 31, 2014 related to seven loan relationships compared to four loan relationships at December 31, 2013.
Impaired loans have been evaluated as to risk exposure in determining the adequacy of the ALL. See Note 4 of Notes to Consolidated Financial Statements for the year ended December 31, 2014, included herein, for an age analysis of loans receivable and tables that detail impaired loans and credit quality indicators.

The past due portfolio is constantly in various stages of collection efforts, restructures when appropriate, foreclosure or charge-off. During 2014, $14.0 million of past due loans at December 31, 2013 improved to current status and another $8.9 million of past due loans paid off by December 31, 2014.  Additionally, $5.4 million and $4.5 million of those loans past due at December 31, 2013, were charged off or moved to foreclosed real estate, respectively. A total of $18.9 million in current loans at December 31, 2013, subsequently became delinquent and were reported as past due at December 31, 2014. Out of the $18.9 million of loans that became past due after December 31, 2013, $7.1 million were 30-59 days past due, $4.7 million were 60-89 days past due while the remainder, or $7.1 million were 90 days past due or greater at December 31, 2014, with $9.5 million of those loans classified as nonaccrual.

Total impaired loans decreased by $6.3 million in 2014. Of those loans deemed to be impaired at December 31, 2013, $5.4 million were charged off and an additional $4.5 million were transferred to foreclosed assets in 2014. Impaired loans without a specific reserve at December 31, 2013 totaling $18.8 million remained impaired without a specific reserve at December 31, 2014, while $1.8 million of impaired loans with specific reserves at December 31, 2013 remained impaired with a specific reserve at December 31, 2014.  A total of $17.7 million of loans were downgraded in 2014 and deemed to be impaired subsequent to December 31, 2013 with $6.6 million of these loans having a specific reserve related to them. Impaired loans totaling $10.7 million as of December 31, 2013, subsequently paid off in 2014.

The Bank generally obtains third party appraisals ordered by the Real Estate Loan Administration Department on nonperforming loans secured by real estate at the time the loan is determined to be impaired. The Bank charges down loans based on the appropriate discounted fair value of the collateral as determined by the current appraisal or other collateral valuations less any unpaid real estate taxes and any costs to sell. The charge-down of any impaired loan is done upon receipt and satisfactory review of the appraisal or other collateral valuation and, in no event, later than the end of the quarter in which the appraisal or valuation was accepted by the Bank. No significant time lapses during this process have occurred for any period presented.

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
The Bank may create a specific allowance for all or a part of a particular loan in lieu of a charge-off as a result of management's evaluation of the impaired loan. In these instances, the Bank has determined that a loss is probable, but not imminent based upon available information surrounding the credit at the time of the analysis, however, management believes a reserve is appropriate to acknowledge the probable risk of loss.
The Company's ALL has performed a detailed review of the impaired loans and of the collateral related to these credits and believes, to the best of its knowledge, that the ALL remains adequate for the level of risk inherent in these loans at December 31, 2014.
Any criticized or classified loan not considered impaired is reviewed to determine if impairment exists. Such loan classifications totaled $53.6 million at December 31, 2014 compared to $38.6 million at December 31, 2013 and were comprised of $26.1 million of special mention rated loans and $27.5 million of substandard accruing loans which were not deemed impaired. These problem loans were included in the general pool of loans to determine the adequacy of the ALL at December 31, 2014.

While it is difficult to forecast impaired loans due to numerous variables, the Bank, through its credit risk management tools and other credit metrics, believes it has currently identified the material problem loans in the portfolio.
As a result of future economic trends, it is possible that the Company may experience increased levels of nonperforming assets and additional losses in the future.

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

In establishing the ALL, management evaluates, on a quantitative basis, impaired loans to determine a reserve for those loans based on that review. In addition, an allowance for the remainder of the loan portfolio is determined based on historical loss experience within certain components of the portfolio. These allocations may be modified if current conditions indicate that loan losses may differ from historical experience. In addition, a portion of the allowance is established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes described above. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

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

More specifically, the methodology utilized to assess the adequacy of the allowance includes:

•
Identifying loans for individual review under current guidance as required by GAAP. Generally, the loans identified for individual review consist of larger balance commercial business loans and commercial real estate loans;

•
Assessing whether the loans identified for review are “impaired” based on the probability that all amounts due under the loan will or will not be collected according to the contractual terms of the loan agreement;

•
For loans identified as impaired, calculating the estimated fair value of the loans, using one of the following methods, (a) observable market price, (b) discounted cash flow or (c) the value of the underlying collateral;

•	Identifying other loans for evaluation collectively as required by GAAP. In general, these other loans include residential mortgages and consumer loans;

•	Segmenting loans into groups with similar characteristics and allocating an ALL to each segment based on recent loss history and other relevant information; and

•	Reviewing the results to determine the appropriate amount of the ALL.

While the ALL is maintained at a level believed to be adequate by management to cover estimated losses in the loan portfolio, determination of the ALL is inherently subjective, as it requires estimates, all of which may be susceptible to significant change. Changes in these estimates may impact the provisions charged to expense in future periods.

The majority of the Company’s charge-offs come from loans deemed impaired. All nonaccruing loans are considered impaired.  Once a loan is impaired, an analysis is performed on the specific loan and on any related loans to determine whether or not a probable loss exists. Regardless of whether a charge-off is recorded or a specific reserve has been allocated, both are taken into consideration when calculating the adequacy of the allowance. At December 31, 2014, $1.4 million of specific reserves were previously included in the allowance as specific reserves at December 31, 2013. Additionally, charge-offs during the 2014 year were partially absorbed by December 31, 2013 specific reserves previously mentioned in the Provision for Loan Loss section. These aforementioned factors reduced the allowance requirement as a percentage of year-end loans receivable, which decreased from 1.32% of total loans outstanding at December 31, 2013, to 1.25% of total loans outstanding at December 31, 2014.

The Company recorded provisions of $6.8 million to the ALL in 2014, compared to $6.9 million for 2013. During 2014, net charge-offs for the year totaled $4.9 million, or 0.26%, of average loans outstanding, excluding loans held for sale, compared to $9.0 million, or 0.55%, of average loans outstanding for 2013. Of the total net charge-offs during 2014, $4.2 million were included in nonaccrual loans at December 31, 2013. Approximately $3.2 million, or 66%, of total net charge-offs for 2014 were concentrated in three loan relationships. Comparatively, approximately $7.6 million, or 84% of total net charge-offs for 2013 were concentrated in a total of five loan relationships.

See the Application of Critical Accounting Policies section in this Management's Discussion and Analysis regarding the ALL as well as Notes 1 and 4 in the Notes to Consolidated Financial Statements for the year ended December 31, 2014 included herein for further discussion regarding our ALL.

Table 22 summarizes the transactions in the ALL for the twelve months ended December 31, 2014 and each of the preceding four years.

TABLE 22

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012	2011	2010
Balance at beginning of year	$23,110	$25,282	$21,620	$21,618	$14,391
Provisions charged to operating expenses	6,750	6,875	10,100	20,592	21,000
	29,860	32,157	31,720	42,210	35,391
Recoveries of loans previously charged-off:
Commercial and industrial	1,468	1,122	227	156	407
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	325	3	7	60	3
Commercial construction and land development	546	490	517	11	58
Commercial real estate	203	—	97	15	25
Residential	20	10	4	68	5
Consumer	248	76	67	135	24
Total recoveries	2,810	1,701	919	445	522

Loans charged-off:
Commercial and industrial	(1,754)	(3,427)	(2,302)	(7,945)	(5,995)
Commercial tax-exempt	—	—	—	—	—
Owner occupied real estate	(775)	(295)	(772)	(254)	(614)
Commercial construction and land development	(1,293)	(2,844)	(1,378)	(10,629)	(3,779)
Commercial real estate	(1,105)	(2,773)	(1,853)	(852)	(2,138)
Residential	(1,466)	(332)	(308)	(188)	(705)
Consumer	(1,279)	(1,077)	(744)	(1,167)	(1,064)
Total charged-off	(7,672)	(10,748)	(7,357)	(21,035)	(14,295)
Net charge-offs	(4,862)	(9,047)	(6,438)	(20,590)	(13,773)
Balance at end of year	$24,998	$23,110	$25,282	$21,620	$21,618
Net charge-offs to average loans outstanding	0.26%	0.55%	0.44%	1.43%	0.98%
ALL to year-end loans	1.25%	1.32%	1.65%	1.50%	1.57%

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

TABLE 23

	December 31,
	2014		2013		2012		2011		2010
(dollars in thousands)	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans	Amount	% Gross Loans
Commercial and industrial	$11,714	26%	$8,178	25%	$9,959	25%	$8,400	22%	$9,679	24%
Commercial tax-exempt	55	4	72	5	83	6	79	6	86	6
Owner occupied real estate	1,931	17	2,180	17	2,129	17	729	20	910	18
Commercial construction and land development	4,242	7	5,559	8	7,222	7	7,840	7	5,420	8
Commercial real estate	4,707	29	4,161	27	3,983	26	3,241	25	4,002	23
Residential	796	6	960	6	324	5	435	6	442	6
Consumer	931	11	1,303	12	793	14	831	14	702	15
Unallocated	622	—	697	—	789	—	65	—	377	—
Total	$24,998	100%	$23,110	100%	$25,282	100%	$21,620	100%	$21,618	100%

Deposits

Total deposits at December 31, 2014 were $2.38 billion, up $141.1 million, or 6%, over total deposits of $2.24 billion at December 31, 2013. Total deposits include public time deposits and brokered deposits that the Bank regards as noncore deposits. Noncore deposit balances represent only 4% of the Bank's total deposits at December 31, 2014 compared to 3% at December 31, 2013. Noncore deposits grew by $32.1 million primarily as a result of higher public fund time deposits. The composition of the Bank's deposits at both December 31, 2014 and 2013 as well as the growth in the various deposit categories during 2014 was as follows:

TABLE 24

	December 31,
(in thousands)	2014	2013	$ Change	% Change
Noninterest-bearing demand	$478,724	$443,287	$35,437	8%
Interest checking and money market	1,131,637	1,110,568	21,069	2
Savings	546,045	496,495	49,550	10
Time	224,266	189,271	34,995	18
Total	$2,380,672	$2,239,621	$141,051	6%

The change in deposits by type of customer was as follows:

TABLE 25

	December 31,
(in thousands)	2014	2013	$ Change	% Change
Consumer	$1,016,724	$960,214	$56,510	6%
Commercial	707,738	651,211	56,527	9
Government	561,072	565,175	(4,103)	(1)
Total core deposits	2,285,534	2,176,600	108,934	5
Noncore	95,138	63,021	32,117	51
Total deposits	$2,380,672	$2,239,621	$141,051	6%

The average balances and weighted-average rates paid on deposits are presented below. Brokered deposits averaging $5.4 million and $4.9 million during 2014 and 2013 are included in their respective categories.

TABLE 26

	Years Ended December 31,
	2014		2013		2012
(dollars in thousands)	Average Balance/Rate		Average Balance/Rate		Average Balance/Rate
Noninterest-bearing demand	$472,322		$434,753		$420,181
Interest checking and money market	1,079,928	0.27%	1,071,374	0.28%	1,050,664	0.36%
Savings	465,620	0.28	436,618	0.31	398,242	0.36
Time	201,225	0.82	186,090	0.97	211,571	1.17
Total deposits	$2,219,095	0.27%	$2,128,835	0.29%	$2,080,658	0.37%

The decrease in the average rates paid on deposits over the past three years are a direct result of the general level of short-term market interest rates and the Company's pricing of its deposit rates paid in accordance with such market rates. See the Results of Operations section earlier in this Management's Discussion and Analysis regarding the Company's cost of deposits.

The remaining maturities for time deposits with balances of $100,000 or more as of December 31, 2014 are presented in Table 27.

TABLE 27

December 31,
(in thousands)	2014
3 months or less	$27,821
3 to 6 months	64,035
6 to 12 months	18,014
Over 12 months	32,415
Total	$142,285

Short-Term Borrowings

Short-term borrowings used to meet temporary funding needs consist of overnight federal funds purchased as well as overnight and short-term advances from the FHLB. For 2014, short-term borrowings averaged $388.5 million, an $87.1 million, or 29%, increase over 2013. The increase in 2014 resulted from utilizing this funding source to support the strong loan growth that outpaced deposit growth. Rates paid by the Company on short-term borrowings are set by the respective creditors and are directly related to the level of overall general market interest rates. In 2014, the average cost of this nondeposit funding source increased due to higher average rates paid on short-term FHLB advances. The following table details the above discussion:

TABLE 28

	Years Ended December 31,
(dollars in thousands)	2014	2013	2012
Outstanding balance at period-end	$333,475	$277,750	$113,225
Weighted-average interest rate at period-end	0.29%	0.24%	0.22%
Maximum amount outstanding at any one month-end	$514,075	$346,775	$164,175
Average outstanding balance	$388,518	$301,447	$86,333
Weighted-average interest rate on average outstanding balances	0.29%	0.23%	0.23%

Long-Term Debt

At December 31, 2014 the Company had no long-term debt as compared to $15.8 million at December 31, 2013. During the third quarter of 2014, the Company called and retired at par $15.8 million of Trust Capital Securities through Commerce Harrisburg Capital Trust III, our Delaware business trust subsidiary. The retirement of this debt will reduce the Company's pretax interest expense by $1.1 million annually going forward. At December 31, 2013, the $15.8 million of Capital Trust Securities qualified as Tier I capital for regulatory capital purposes. See Note 10 in the Notes to Consolidated Financial Statements for the year ended December 31, 2014 for further analysis of our long-term debt.

Stockholders' Equity

At December 31, 2014, stockholders' equity totaled $265.5 million, an increase of $35.3 million, or 15%, over December 31, 2013. Net income of $21.1 million for the twelve months ended December 31, 2014 contributed to the majority of the increase in stockholders' equity. The increase in stockholders' equity was also partially the result of $12.6 million in other comprehensive income as the increase in quoted market prices on the Company's AFS securities portfolio decreased their unrealized loss position, net of income tax impacts, from December 31, 2013 to December 31, 2014. See Note 12 of Notes to Consolidated Financial Statements for the year ended December 31, 2014 included herein, for additional discussion regarding Stockholders' Equity. A summary of the Company's stockholders' equity section for the current year end compared to December 31, 2013 is presented in Table 29.

TABLE 29

	December 31,
(dollars in thousands)	2014	2013	$ Change	% Change
Preferred stock	$400	$400	$—	—%
Common stock	14,233	14,157	76	1
Surplus	160,588	158,650	1,938	1
Retained earnings	94,496	73,491	21,005	29
Accumulated other comprehensive loss	(3,875)	(16,515)	12,640	(77)
Treasury stock	(319)	—	(319)	—
Total stockholders' equity	$265,523	$230,183	$35,340	15%

The Company offers a Dividend Reinvestment and Stock Purchase Plan and received proceeds from stock purchases through this plan of $77,000 during 2014 and $67,000 during 2013.

As previously discussed in the Executive Summary section of this Management's Discussion and Analysis, in mid-October of 2014, the Company announced a 5% common stock share repurchase program which began late in December. As of December 31, 2014, a total of 12,300 common shares had been repurchased for a total cost of $319,000.

A 5% common stock repurchase could total approximately 710,000 shares of Metro common stock. Under current Exchange Act and the SEC's regulations, there are limitations as to how many shares of its common stock the Company can buyback on any one particular day. As a result, management estimates that, based on those guidelines and the current average daily trading volume in the Company's common stock, a 5% stock buyback program could take several months to complete.

Also in mid-October 2014, the Company announced the initiation of an annual cash dividend of $0.28 per common share, which began in the first quarter of 2015. On January 23, 2015, Metro's board of directors declared a first quarter 2015 cash dividend of $0.07 per common share which was subsequently paid on February 25, 2015 to shareholders of record as of the close of business on February 4, 2015. The total amount of the dividend paid in February 2015 was approximately $993,000.

Supplemental Reporting of Non-GAAP Based Financial Measures

Tangible common equity to tangible assets is a non-GAAP based financial measure calculated using non-GAAP based amounts. Total stockholders' equity to total assets is the most directly comparable measure, which is calculated using GAAP-based amounts. The Company calculates the tangible common equity to tangible assets by excluding the balance of preferred stock and any intangible assets; however, the Company did not have any intangible assets at either December 31, 2014 or December 31, 2013. Management believes that tangible common equity to tangible assets has been a focus for some investors and assists in analyzing Metro's capital position without regard to the effect of preferred stock. Although this non-GAAP financial measure is frequently used by investors to evaluate a company, non-GAAP financial measurements have inherent limitations as analytical tools, and should not be considered in isolation, or as a substitute for analyses of results as reported under GAAP. A reconciliation of tangible common equity to tangible assets is set forth in the table that follows:
TABLE 30

	December 31, 2014	December 31, 2013
Total stockholders' equity to assets (GAAP)	8.86%	8.28%
Less: Effect of excluding preferred stock	0.03%	0.04%
Tangible common equity to tangible assets	8.83%	8.24%

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

The following table provides a comparison of the Company's and the Bank's risk-based capital ratios and leverage ratios to the minimum regulatory requirements for the periods indicated:

TABLE 31

	Company		Bank		Minimum Regulatory Requirements	Well-Capitalized Threshold
	December 31,		December 31,
	2014	2013	2014	2013		(Bank Only)
Total Capital	13.42%	14.59%	12.60%	14.09%	8.00%	10.00%
Tier 1 Capital	12.28	13.41	11.46	12.91	4.00	6.00
Leverage ratio (to total average assets)	9.00	9.39	8.40	9.04	4.00	5.00

The decrease in both of the Company’s capital ratios shown above is primarily the result of an increase in risk-adjusted assets resulting from 14% year over year net loan receivable growth combined with the redemption in 2014 of $15 million of Trust Preferred Securities which were previously included in Tier 1 and total risk-based capital. The decrease in both of the Bank’s capital ratios in 2014 was primarily the result of an increase in risk-adjusted assets resulting from 14% net loan receivable growth combined with a $25 million dividend paid from the Bank to the Company during 2014, both of which were partially offset by net income of $22.5 million recorded by the Bank for the year.

At December 31, 2014, the capital levels of the Bank met the regulatory definition of a “well-capitalized” financial institution, which is defined by a leverage capital ratio exceeding 5%, a Tier 1 risk-based capital ratio exceeding 6% and a total risk-based capital ratio exceeding 10%.

Regulatory Capital Changes
In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Act. We have evaluated these new rules and believe the Company and the Bank will be able to comply with the targeted capital ratios upon implementation of the revised requirements, as finalized. For further discussion please refer to Note 15 of Notes to Consolidated Financial Statements for the year ended December 31, 2014 included herein.

Our common stock trades on the NASDAQ Global Select Market under the symbol METR. The following table sets forth the prices on the NASDAQ Global Select Market known to us for the period beginning January 1, 2013 through December 31, 2014. As of December 31, 2014, there were approximately 2,500 holders of record of the Company's common stock. The market price of Metro common stock increased 20% throughout 2014 from $21.54 per share at December 31, 2013 to $25.92 per share at December 31, 2014.

TABLE 32

	Sales Price
Quarter Ended:	High	Low
December 31, 2014	$26.84	$22.25
September 30, 2014	24.61	22.05
June 30, 2014	23.44	20.01
March 31, 2014	22.04	19.08
December 31, 2013	$23.09	$19.85
September 30, 2013	22.65	18.45
June 30, 2013	20.85	15.94
March 31, 2013	17.49	12.85

The following graph shows the yearly percentage change in the Company's cumulative total shareholder return on its common stock from December 31, 2009 to December 31, 2014 compared with the cumulative total return of the NASDAQ Bank Index and the NASDAQ Composite Market Index.

Comparison of Cumulative Five-Year Total Return
250%
200%
150%
100%
50%
0%
2009
2010
2011
2012
2013
2014
METRO Bancorp
NASDAQ Composite Index
NASDAQ Bank Index

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

Table 33 shows our GAP position as of December 31, 2014. The repricing assumptions used in the table are as follows:

•
Fixed rate loans receivable are scheduled according to their contractual amortization and payment schedules specific to each loan. A market consensus Constant Prepayment Rate (CPR) based on historical actual experience is applied to fixed rate commercial and consumer loans;

•	Floating rate loans receivable that are tied to a floating index, such as the New York Prime lending rate, are scheduled according to their repricing characteristics;

•
Fixed rate securities with prepayment characteristics, such as MBSs and CMOs, are scheduled based upon their remaining weighted-average lives as calculated utilizing a market consensus CPR. Fixed rate securities with call options are analyzed in the context of the existing interest rate environment to estimate the likelihood of their call and to project their resulting payment schedule. All other fixed rate securities are assumed to reprice at their contractual maturity;

•	Floating rate securities that are tied to a floating index, such as the LIBOR rate, are scheduled according to their repricing characteristics;

•
Fixed rate deposit transaction accounts are scheduled to reprice in accordance with core deposit analytics produced by an independent consultant: the balance in the 1-90 day category is determined by their estimated interest rate sensitivities; and the categories beyond 365 days are based upon their estimated decay rates;

•	Floating rate deposit transaction accounts that are tied to a floating index, such as the Fed Funds rate, are scheduled in the 1-90 day category; and

•	Time deposit accounts, short-term borrowings and trust capital securities are scheduled based upon their contractual maturity dates.

TABLE 33

	December 31, 2014
(dollars in thousands)	1 - 90 Days	91 - 180 Days	181 - 365 Days	1 - 5 Years	Beyond 5 Years	Total
Interest-earning assets:
Loans receivable, including loans held for sale	$951,121	$50,310	$108,303	$768,788	$125,008	$2,003,530
Securities	49,849	36,286	64,379	276,301	446,664	873,479
Total interest-earning assets	1,000,970	86,596	172,682	1,045,089	571,672	2,877,009
Interest-bearing liabilities:
Interest checking, money market and savings	589,696	—	—	260,033	827,953	1,677,682
Time deposits	47,466	75,381	30,250	71,169	—	224,266
Short-term borrowings	333,475	—	—	—	—	333,475
Total interest-bearing liabilities	970,637	75,381	30,250	331,202	827,953	2,235,423
Period GAP	30,333	11,215	142,432	713,887	(256,281)	$641,586
Cumulative GAP	$30,333	$41,548	$183,980	$897,867	$641,586
Cumulative RSA / RSL	103.13%	103.97%	117.09%	163.79%	128.70%
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

The following table compares the impact on forecasted net income at December 31, 2014 and 2013 of a plus 300, plus 200 and plus 100 bp change in interest rates.

TABLE 34

	Plus 300	Plus 200	Plus 100
December 31, 2014
Twelve Months	(0.33)%	(0.50)%	(0.49)%
Twenty-Four Months	3.51%	1.92%	0.49%
December 31, 2013
Twelve Months	(2.21)%	(1.68)%	(1.02)%
Twenty-Four Months	(0.34)%	(0.48)%	(0.51)%

As displayed in the above table, December 31, 2014’s income simulation modeling indicated net interest income is slightly negatively impacted in the first twelve months in rising interest rate scenarios despite the Company’s positive cumulative GAP position at the one year time frame. Because of the low absolute level of current interest rates, a significant portion of floating rate loans have currently hit their floors and would absorb initial upward movements in interest rates without providing any benefit to the Company from an increase in their corresponding loan rates. Partially offsetting this effect are floating rate deposits which have also hit their floors, and likewise would show no increase in cost with initial upward interest rate movements. The net result of these two factors is the negative first year impact to net interest income in rising interest rate scenarios. The second year (months 13 through 24) impact of rising interest rates is positive, as by month 13 each scenario’s full interest rate movement has occurred and caused floored accounts to experience rate increases. This second year positive impact offsets the negative impact in the first 12 months resulting in the positive 24 month impacts shown in the table above.
Management continues to evaluate additional strategies in conjunction with the Company's ALCO to effectively manage the interest rate risk position. Such strategies could include the sale of a portion of our AFS investment portfolio, purchasing floating rate securities, altering the mix of our deposits by type and therefore rate paid, the use of risk management tools such as interest rate swaps and caps, adjusting the investment leverage position funded by short-term borrowings and further extending the maturity structure of the Bank's short-term borrowing position.

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

Management also monitors interest rate risk by utilizing a market value of equity model. The model assesses the impact of a change in interest rates on the market value of all our assets and liabilities, as well as any off balance sheet items. Market value of equity is defined as the market value of assets less the market value of liabilities plus the market value of off-balance sheet items. The model calculates the market value of equity in the current rate scenario and then compares the market value of equity given immediate increases and decreases in rates.  Our ALCO policy indicates that the level of interest rate risk is unacceptable in the 100 bp immediate interest rate change scenarios if there is a resulting loss of more than 15% of the market value calculated in the current rate scenario. In the 200 bp immediate interest rate change scenario a loss of more than 25% loss of market value is deemed unacceptable. A loss of more than 35% is defined as unacceptable in the 300 bp immediate rate change scenario, while a loss of more than 40% is unacceptable in immediate rate change scenarios of 400 bps or more. At December 31, 2014 the market value of equity calculation indicated acceptable levels of interest rate risk in all scenarios per the policies established by our ALCO.

The market value of equity model reflects certain estimates and assumptions regarding the impact on the market value of our assets and liabilities given immediate changes in rates. One of the key assumptions is the market value assigned to our core deposits, or the core deposit premiums. Using an independent consultant, we have completed and updated comprehensive core deposit studies in order to assign our own core deposit premiums as permitted by regulation. The studies have consistently confirmed management's assertion that our core deposits have stable balances over long periods of time, are generally insensitive to changes in interest rates and have significantly longer average lives and durations than our loans and investment securities. Thus, these core deposit balances provide an internal hedge to market fluctuations in our fixed rate assets. The most recent study calculates an average life of our core deposit transaction accounts of 9.9 years, up from 9.6 years at December 31, 2013. Management believes the core deposit premiums produced by its market value of equity model at December 31, 2014 provide an accurate assessment of our interest rate risk.

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

Our investment portfolio consists primarily of U.S. Government agency CMOs and MBSs. Cash flows from such investments are dependent upon the performance of the underlying mortgage loans and are generally influenced by the level of interest rates. As rates increase, cash flows generally decrease as prepayments on the underlying mortgage loans slow. As rates decrease, cash flows generally increase as prepayments increase. The current market environment has negatively impacted the fair market value of certain securities in the Bank's investment portfolio and therefore the Bank is not inclined to act on a sale of such securities for liquidity purposes at this time. With interest rates at or near record-lows, the Bank would more likely be inclined to borrow from one of the sources discussed in the following paragraph.

We also maintain secondary sources of liquidity which can be drawn upon if needed. These secondary sources of liquidity include a $15.0 million line of credit through a correspondent bank, a $20.0 million line of credit through another correspondent bank and $799.0 million of borrowing capacity at the FHLB. The Bank is a member of the FHLB-Pittsburgh and, as such, has access to advances secured generally by residential mortgage and other mortgage-related loans. In addition, we have the ability to borrow at the Federal Reserve Bank's (FRB) Discount Window to meet short-term liquidity requirements. The FRB, however, is not viewed as the primary source of our borrowings, but rather as a potential source of liquidity under certain circumstances, in a stressed environment or during a market disruption. This potential source is secured by agency residential MBSs and CMOs, as well as agency debentures.

The Company's potential and available liquidity through FHLB and other secondary sources is presented in the following table.

TABLE 35

	December 31,
(in thousands)	2014	2013	$ Increase
Potential liquidity	$834,019	$722,453	$111,566
Available liquidity	450,395	369,577	80,818

The $111.6 million increase in potential liquidity in 2014 was due to an increase in the Bank's borrowing capacity primarily as a result of a higher level of qualifying collateral. FHLB borrowing capacity is determined based on asset levels on a quarterly lag basis. The $80.8 million increase in available liquidity occurred as a result of the aforementioned capacity increase, partially offset by the utilization of a higher borrowing level in 2014.

The Parent Company Liquidity - Uses

At the parent level, primary liquidity obligations include unallocated corporate expenses, funding its subsidiaries, dividend payments to Metro stockholders and common stock or preferred stock share repurchases or acquisitions.

The Parent Company Liquidity - Sources

The principal source of the Parent's liquidity is dividends it receives from the subsidiary Bank, which may be impacted by: Bank-level capital needs, laws and regulations, corporate policies, or other factors. The Bank issued $25.0 million in dividends to the Parent in 2014, which was used to redeem the $15.0 million of Trust Preferred Securities and to fund planned repurchases of the Company's common stock and cash dividends to holders of the Company's common stock. There were no dividends to the Parent in 2013. The Bank is subject to regulatory restrictions on its ability to pay dividends to the Parent. See Note 15 Regulatory Matters in the Notes to the Consolidated Financial Statements for December 31, 2014, included herein, for additional information regarding dividend restrictions.

In addition to dividends from the subsidiary, other sources of liquidity for the Parent include proceeds from common stock options exercised as well as proceeds from the issuance of common stock under Metro's stock purchase plan. We could also generate liquidity for Metro and its subsidiaries through the issuance of debt and equity securities. See Notes 10 and 12 in the Notes to the Consolidated Financial Statements for December 31, 2014, included herein, for additional information regarding capital securities.

Consolidated Liquidity

The Consolidated Statements of Cash Flows included herein, provide additional information on our sources and uses of funds. From a funding standpoint, we have been able to rely over the years on a stable base of strong “core” deposit growth. The decrease from 2013 to 2014 in cash from operating activities was primarily attributable to a decrease in proceeds from sales of loans held for sale, partially offset by an increase in net income in 2014 and a lower amount of originations of loans held for sale as compared to 2013. Cash used by investing activities increased $17.3 million compared to 2013 primarily due to an increase in loans receivable partially offset by a net redemption of restricted investments in bank stock and a net decrease in cash provided by investment securities activity. Financing activities resulted in higher net cash provided in 2014 compared to 2013, which was mostly from net deposit growth of $141.1 million compared to $8.3 million of deposit growth in 2013, and lower repayments of long-term debt, partially offset by from lower net proceeds from short-term borrowings.

The major categories of the statement of cash flows and their respective impact to cash and cash equivalents is presented below:

TABLE 36

	Years Ended December 31,
(in thousands)	2014	2013
Net cash provided by operating activities	$37,711	$44,540
Net cash used by investing activities	(221,652)	(204,323)
Net cash provided by financing activities	181,777	148,197
Cash and cash equivalents at beginning of year	44,996	56,582
Cash and cash equivalents at year-end	$42,832	$44,996

Aggregate Contractual Obligations

The following table represents our on-and-off balance sheet aggregate contractual obligations to make future payments:

TABLE 37

	December 31, 2014
(in thousands)	Less than 1 Year	1 to 3 Years	3 to 5 Years	Over 5 Years	Total
Time deposits	$153,097	$27,275	$43,894	$—	$224,266
Fiserv Solutions, Inc. obligation	7,516	3,572	—	—	11,088
Operating leases	2,444	4,341	3,909	13,153	23,847
Sponsorship obligation	338	677	338	—	1,353
Total	$163,395	$35,865	$48,141	$13,153	$260,554

For further discussion regarding our commitments and contingencies, please see Notes 7 and 18 in the Notes to Consolidated Financial Statements for December 31, 2014, included herein.

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

We are also party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of our customers. These financial instruments include commitments to extend credit and standby letters of credit. See Note 5 in the Notes to the Consolidated Financial Statements for December 31, 2014, included herein, for additional information.

Forward-Looking Statements

This annual report on Form 10-K and the documents incorporated by reference contain forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933, as amended, which we refer to as the Securities Act, and Section 21E of the Securities Exchange Act of 1934, which we refer to as the Exchange Act, with respect to the financial condition, liquidity, results of operations, future performance and business of Metro Bancorp, Inc. These forward-looking statements are intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are those that are not historical facts. These forward-looking statements include statements with respect to our beliefs, plans, objectives, goals, expectations, anticipations, estimates and intentions that are subject to significant risks and uncertainties and are subject to change based on various factors (some of which are beyond our control).   The words “may,” “could,” “should,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan” and similar expressions are intended to identify forward-looking statements.

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

You should understand that various factors, in addition to those discussed elsewhere in this annual report on Form 10-K and incorporated by reference in this annual report on Form 10-K, could affect our future results and could cause results to differ materially from those expressed in these forward-looking statements, including:

•
the effects of and changes in, trade, monetary and fiscal policies, including in particular interest rate policies of the Board of Governors of the Federal Reserve System, including the duration of such policies;

•
general economic or business conditions, either nationally, regionally or in the communities in which we do business, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and loan performance or a reduced demand for credit;

•	federal budget and tax negotiations and their effects on economic and business conditions in general and our customers in particular;

•	the federal government’s inability to reach a deal to permanently raise the debt ceiling and the potential negative results on economic and business conditions;

•
the impact of the Dodd-Frank Act and other changes in laws and regulations affecting the financial services industry (including laws concerning taxes, banking, securities and insurance as well as enhanced expectations of regulators);

•
possible impacts of the capital and liquidity requirements of the Basel III standards as implemented or to be implemented by the Federal Reserve and other US regulators, as well as other regulatory pronouncements and prudential standards;

•	changes in regulatory policies on positions relating to capital distributions;

•	our ability to generate sufficient earnings to justify capital distributions;

•
continued effects of the aftermath of recessionary conditions and the impacts on the economy in general and our customers in particular, including adverse impacts on loan utilization rates as well as delinquencies, defaults and customers' ability to meet credit obligations;

•	our ability to manage current levels of impaired assets;

•	continued levels of loan volume origination;

•	the adequacy of the allowance for loan losses or any provisions;

•	the views and actions of the Consumer Financial Protection Bureau regarding consumer credit protection laws and regulations;

•	changes resulting from legislative and regulatory actions with respect to the current economic and financial industry environment;

•	changes in the FDIC deposit fund and the associated premiums that banks pay to the fund;

•	interest rate, market and monetary fluctuations;

•	the results of the regulatory examination and supervision process;

•	unanticipated regulatory or legal proceedings and liabilities and other costs;

•	compliance with laws and regulatory requirements of federal, state and local agencies, including regulatory expectations regarding enhanced compliance programs;

•	our ability to continue to grow our business internally or through acquisitions and successful integration of new or acquired entities while controlling costs;

•	deposit flows;

•	the inability to achieve anticipated cost savings in the amount of time expected, and the emergence of unexpected offsetting costs in the compliance or risk management areas or otherwise;

•	changes in consumer spending and saving habits relative to the financial services we provide;

•	the ability to hedge certain risks economically and effectively;

•	the loss of key officers or other personnel;

•
changes in accounting principles, policies and guidelines as may be adopted by the regulatory agencies, as well as the Public Company Accounting Oversight Board, the Financial Accounting Standards Board (FASB), and other accounting standards setters;

•	the timely development of competitive new products and services by us and the acceptance of such products and services by customers;

•	the willingness of customers to substitute competitors’ products and services for our products and services and vice versa, based on price, quality, relationship or otherwise;

•	other economic, competitive, governmental, regulatory and technological factors affecting the Company’s operations, pricing, products and services;

•	rapidly changing technology;

•	our continued relationships with major customers;

•	the effect of terrorist attacks and threats of actual war;

•
interruption or breach in security of our information systems, including cyber-attacks, resulting in failures or disruptions in customer account management, general ledger processing and loan or deposit systems or disclosure of confidential information;

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

Quantitative and Qualitative Disclosures about Market Risk

Our exposure to market risk principally includes interest rate risk, which was previously discussed. Historically, our net interest margin has remained fairly stable. Our net interest margin for the year ended December 31, 2014 was 3.50%, a decrease of 1 bp from 3.51% for the year ended December 31, 2013. See the section titled “Net Interest Income and Net Interest Margin” in this Management's Discussion and Analysis for further discussion regarding our net interest margin performance.

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
Management assessed the Company’s system of internal control over financial reporting as of December 31, 2014, in relation to criteria for effective internal control over financial reporting as described in Internal Control - Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, its system of internal control over financial reporting is effective and meets the criteria of Internal Control - Integrated Framework (2013).
BDO USA LLP, an independent registered public accounting firm, has audited the consolidated financial statements of the Company for the year ended December 31, 2014, appearing elsewhere in this annual report, and has issued an audit report on the effectiveness of the Company's internal control over financial reporting as of December 31, 2013, as stated in their report, which is included herein.

/s/ Gary L. Nalbandian
Gary L. Nalbandian
Chairman, President and Chief Executive Officer
(Principal Executive Officer)

/s/ Mark A. Zody
Mark A. Zody
Executive Vice President and Chief Financial Officer
(Principal Financial and Accounting Officer)
March 16, 2015

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited Metro Bancorp, Inc. and subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (the “COSO criteria”). The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Report on Management’s Assessment of Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Metro Bancorp, Inc. and subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013 and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity, and cash flows for the years then ended and our report dated March 16, 2015 expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 16, 2015

Report of Independent Registered Public Accounting Firm

Board of Directors and Stockholders
Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated balance sheets of Metro Bancorp, Inc. and subsidiaries (“Company”) as of December 31, 2014 and 2013, and the related consolidated statements of income, comprehensive income (loss), stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on those consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Metro Bancorp, Inc. and subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated March 16, 2015 expressed an unqualified opinion.

/s/ BDO USA, LLP

Harrisburg, Pennsylvania
March 16, 2015

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders
of Metro Bancorp, Inc.
Harrisburg, Pennsylvania

We have audited the accompanying consolidated statements of income, comprehensive income (loss), stockholders’ equity, and cash flows of Metro Bancorp, Inc. and subsidiaries for the year ended December 31, 2012. Metro Bancorp, Inc.’s management is responsible for these consolidated financial statements. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Metro Bancorp, Inc. and subsidiaries for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

/s/ Baker Tilly Virchow Krause, LLP

Pittsburgh, Pennsylvania
March 15, 2013

Metro Bancorp, Inc. and Subsidiaries
Consolidated Balance Sheets

	December 31,
(in thousands, except share and per share amounts)	2014	2013
Assets
Cash and cash equivalents	$42,832	$44,996
Securities, available for sale at fair value	528,038	585,923
Securities, held to maturity at cost (fair value 2014: $319,923; 2013: $263,697)	324,994	283,814
Loans, held for sale	4,996	6,225
Loans receivable, net of allowance for loan losses (allowance 2014: $24,998; 2013: $23,110)	1,973,536	1,727,762
Restricted investments in bank stock	15,223	20,564
Premises and equipment, net	75,182	75,783
Other assets	32,771	36,051
Total assets	$2,997,572	$2,781,118

Liabilities and Stockholders' Equity
Deposits:
Noninterest-bearing	$478,724	$443,287
Interest-bearing	1,901,948	1,796,334
Total deposits	2,380,672	2,239,621
Short-term borrowings	333,475	277,750
Long-term debt	—	15,800
Other liabilities	17,902	17,764
Total liabilities	2,732,049	2,550,935
Stockholders' Equity:
Preferred stock - Series A noncumulative; $10.00 par value; $1,000 liquidation preference;
(1,000,000 shares authorized; 40,000 shares issued and outstanding)	400	400
Common stock - $1.00 par value; 25,000,000 shares authorized;
(issued shares 2014: 14,232,844; 2013: 14,157,219; outstanding shares 2014: 14,220,544; 2013: 14,157,219)	14,233	14,157
Surplus	160,588	158,650
Retained earnings	94,496	73,491
Accumulated other comprehensive loss	(3,875)	(16,515)
Treasury stock, at cost (common shares 2014: 12,300)	(319)	—
Total stockholders' equity	265,523	230,183
Total liabilities and stockholders' equity	$2,997,572	$2,781,118

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Income

	Years Ended December 31,
(in thousands, except per share amounts)	2014	2013	2012
Interest Income
Loans receivable, including fees:
Taxable	$81,278	$74,404	$71,760
Tax-exempt	3,281	3,630	3,628
Securities:
Taxable	20,373	20,552	21,468
Tax-exempt	850	740	451
Federal funds sold	—	—	1
Total interest income	105,782	99,326	97,308
Interest Expense
Deposits	5,904	6,204	7,701
Short-term borrowings	1,136	712	203
Long-term debt	939	1,280	2,206
Total interest expense	7,979	8,196	10,110
Net interest income	97,803	91,130	87,198
Provision for loan losses	6,750	6,875	10,100
Net interest income after provision for loan losses	91,053	84,255	77,098
Noninterest Income
Card income	15,448	14,681	14,090
Service charges on deposit accounts	8,927	9,263	9,976
Other fee income	4,394	4,627	4,306
Net gains on sales of loans	1,034	955	1,220
Net gains (losses) on sales/calls of securities	(82)	664	1,051
Debt prepayment charge	—	—	(140)
Other-than-temporary impairment (OTTI) losses	—	—	(649)
Portion recognized in other comprehensive income (before taxes)	—	—	—
Net impairment loss on investment securities	—	—	(649)
Total noninterest income	29,721	30,190	29,854
Noninterest Expenses
Salaries and employee benefits	44,381	42,806	41,241
Occupancy	8,663	8,710	8,439
Furniture and equipment	3,707	4,540	4,842
Advertising and marketing	1,737	1,685	1,533
Data processing	13,538	12,838	13,590
Regulatory assessments and related fees	2,205	2,227	4,063
Telephone	3,440	3,643	3,480
Loan expense	1,406	2,024	1,384
Foreclosed real estate	402	422	1,335
Consulting fees	959	807	1,104
Pennsylvania shares tax	1,934	2,176	1,789
Other	8,176	7,991	8,344
Total noninterest expenses	90,548	89,869	91,144
Income before taxes	30,226	24,576	15,808
Provision for federal income taxes	9,141	7,316	4,914
Net income	$21,085	$17,260	$10,894
Net Income per Common Share
Basic	$1.48	$1.21	$0.77
Diluted	1.46	1.20	0.77
Average Common and Common Equivalent Shares Outstanding
Basic	14,191	14,142	14,128
Diluted	14,414	14,290	14,128
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Comprehensive Income (Loss)

	Years Ended December 31,
(in thousands)	2014	2013	2012
Net income	$21,085	$17,260	$10,894
Other comprehensive income (loss), net of tax:
Net unrealized holding gains (losses) arising during the period (tax effects 2014: $6,774; 2013: ($12,750); 2012: $1,758)	12,579	(23,988)	3,413
Reclassification adjustment for net realized (gains) losses on securities recorded in income [1] (tax effects 2014: $33; 2013: $125; 2012: ($220))	61	233	(409)
Reclassification for OTTI credit losses recorded in income (tax effects 2012: $227)	—	—	422
Other comprehensive income (loss)	12,640	(23,755)	3,426
Total comprehensive income (loss)	$33,725	$(6,495)	$14,320

[1] Amounts are included in net gains on sales/calls of securities on the Consolidated Statements of Income in total noninterest income.
See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Stockholders' Equity

(in thousands, except share amounts)	Preferred Stock	Common Stock	Surplus	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Total

January 1, 2012	$400	$14,125	$156,184	$45,497	$3,814	$—	$220,020
Net income	—	—	—	10,894	—	—	10,894
Other comprehensive income	—	—	—	—	3,426	—	3,426
Dividends declared on preferred stock	—	—	—	(80)	—	—	(80)
Common stock of 40 shares issued under employee stock purchase plan	—	—	1	—	—	—	1
Proceeds from issuance of 5,877 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	6	38	—	—	—	44
Common stock share-based awards	—	—	1,082	—	—	—	1,082
December 31, 2012	400	14,131	157,305	56,311	7,240	—	235,387
Net income	—	—	—	17,260	—	—	17,260
Other comprehensive loss	—	—	—	—	(23,755)	—	(23,755)
Dividends declared on preferred stock	—	—	—	(80)	—	—	(80)
Common stock of 23,645 shares issued under stock option plans, including tax benefit of $51	—	24	331	—	—	—	355
Common stock of 40 shares issued under employee stock purchase plan	—	—	1	—	—	—	1
Proceeds from issuance of 2,271 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	2	65	—	—	—	67
Common stock share-based awards	—	—	948	—	—	—	948
December 31, 2013	400	14,157	158,650	73,491	(16,515)	—	230,183
Net income	—	—	—	21,085	—	—	21,085
Other comprehensive income	—	—	—	—	12,640	—	12,640
Dividends declared on preferred stock	—	—	—	(80)	—	—	(80)
Common stock of 72,151 shares issued under stock option plans, including tax benefit of $191	—	72	1,051	—	—	—	1,123
Common stock of 150 shares issued under employee stock purchase plan	—	—	3	—	—	—	3
Proceeds from issuance of 3,324 shares of common stock in connection with dividend reinvestment and stock purchase plan	—	4	73	—	—	—	77
Common stock share-based awards	—	—	811	—	—	—	811
Purchase of 12,300 shares of treasury stock	—	—	—	—	—	(319)	(319)
December 31, 2014	$400	$14,233	$160,588	$94,496	$(3,875)	$(319)	$265,523

See accompanying notes.

Metro Bancorp, Inc. and Subsidiaries
Consolidated Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2014	2013	2012
Operating Activities
Net income	$21,085	$17,260	$10,894
Adjustments to reconcile net income to net cash provided by operating activities:
Provision for loan losses	6,750	6,875	10,100
Provision for depreciation and amortization	4,524	5,157	5,824
Deferred income tax (benefit) expense	(249)	137	118
Amortization of securities premiums and accretion of discounts (net)	204	803	1,635
(Gains) losses on sales of available for sales securities (net)	94	358	(629)
Gains on sales/calls of held to maturity securities	(11)	(1,022)	(422)
Other-than-temporary impairment losses on investment securities	—	—	649
Proceeds from sales and transfers of SBA loans originated for sale	2,260	—	—
Proceeds/payments from sales of other loans originated for sale	35,865	63,573	76,277
Loans originated for sale	(36,200)	(53,604)	(80,881)
Gains on sales of loans (net)	(1,034)	(955)	(1,220)
Losses on write-down on foreclosed real estate	—	89	257
(Gains) losses on sales of foreclosed real estate (net)	(53)	54	649
Losses on disposal of premises and equipment (net)	104	217	79
Stock-based compensation	811	948	1,082
Amortization of deferred loan origination fees and costs (net)	3,784	2,688	2,647
Debt prepayment charge	—	—	140
(Increase) decrease in other assets	(361)	(985)	5,782
Increase (decrease) in other liabilities	138	2,947	(1,253)
Net cash provided by operating activities	37,711	44,540	31,728
Investing Activities
Securities available for sale:
Proceeds from principal repayments, calls and maturities	69,409	134,199	161,013
Proceeds from sales	30,268	76,262	299,338
Purchases	(22,749)	(158,826)	(518,375)
Securities held to maturity:
Proceeds from principal repayments, calls and maturities	16,032	66,199	146,503
Proceeds from sales	614	22,259	6,101
Purchases	(57,709)	(101,455)	(225,420)
Proceeds from sales of loans not originated for sale	9,631	4,952	—
Proceeds from sales of foreclosed real estate	2,027	1,552	6,472
Increase in loans receivable (net)	(270,489)	(241,982)	(103,992)
(Purchase) redemption of restricted investments in bank stock (net)	5,341	(5,114)	1,352
Proceeds from sale of premises and equipment	—	316	931
Purchases of premises and equipment	(4,027)	(2,685)	(3,508)
Net cash used by investing activities	(221,652)	(204,323)	(229,585)
Financing Activities
Increase in demand, interest checking, money market, and savings deposits (net)	107,468	13,098	190,834
Increase (decrease) in time and other noncore deposits (net)	33,583	(4,768)	(31,117)
Increase in short-term borrowings (net)	55,725	164,525	48,225
Repayment of long-term borrowings	(15,800)	(25,000)	(8,540)
Proceeds from common stock options exercised	932	304	—
Proceeds from dividend reinvestment and common stock purchase plan	77	67	44
Tax benefit on exercise of stock options	191	51	—
Cash dividends on preferred stock	(80)	(80)	(80)
Purchase of treasury stock	(319)	—	—
Net cash provided by financing activities	181,777	148,197	199,366
Increase (decrease) in cash and cash equivalents	(2,164)	(11,586)	1,509
Cash and cash equivalents at beginning of year	44,996	56,582	55,073
Cash and cash equivalents at year-end	$42,832	$44,996	$56,582
Supplemental disclosure of cash flow information:
Cash paid for interest on deposits and borrowings	$7,839	$8,283	$10,261
Cash paid for income taxes	8,350	7,325	3,250
Supplemental schedule of noncash activities:
Transfer of loans to foreclosed assets	4,890	3,722	2,778
See accompanying notes.

Notes to Consolidated Financial Statements

NOTE 1.	Summary of Significant Accounting Policies

Nature of Operations and Basis of Presentation

Metro Bancorp, Inc. (Metro or the Company) is a Pennsylvania business corporation, which is registered as a bank holding company under the Bank Holding Company Act of 1956, as amended. The Company was incorporated on April 23, 1999 and became an active bank holding company on July 1, 1999. The Company is a one-bank holding company headquartered in Harrisburg, Pennsylvania and provides full banking services through its subsidiary, Metro Bank (the Bank). The Company is subject to regulation by the Federal Reserve Bank (FRB). Metro Bank is the Company's operating entity and is headquartered in Lemoyne, Pennsylvania. The Bank became a state-chartered bank on November 7, 2008, following approval by the Pennsylvania Department of Banking of the Bank's application to convert from a national bank charter to a state bank charter. As a Pennsylvania state-chartered bank, Metro Bank is supervised jointly by the Pennsylvania Department of Banking and Securities and the Federal Deposit Insurance Corporation (FDIC). The Bank is a financial services retailer with stores in the counties of Berks, Cumberland, Dauphin, Lancaster, Lebanon and York, Pennsylvania. The Bank had a total of 33 stores at December 31, 2014 and opened one additional store in January 2015 in Lancaster County.

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

Other Comprehensive Income

Accounting principles generally require that recognized revenue, expenses, gains and losses be included in net income. Although certain changes in assets and liabilities, such as unrealized gains and losses on available for sale (AFS) securities, are reported as a separate component of the equity section of the balance sheet, such items, along with net income are components of comprehensive income. In addition to net income, the Company's total comprehensive income includes net unrealized gains (losses) on AFS securities and noncredit-related other-than-temporary impairment charges on debt securities. These items are presented net of tax in the Statements of Comprehensive Income (Loss).

Significant Group Concentrations of Credit Risk

Most of the Company's activities are with customers located within South Central Pennsylvania. Notes 4 and 6 discuss the types of lending that the Company engages in as well as loan concentrations. The Company does not have any significant concentrations to any one borrower or related borrowers. The types of securities the Company invests in is discussed in Note 3.

Securities

Securities classified as held to maturity are those debt securities that the Company has both the intent and ability to hold to maturity regardless of changes in market conditions, liquidity needs or general economic conditions. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method over the estimated average life of amortizing securities and to either the maturity or expected call date of nonamortizing securities.

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

Other-Than-Temporary Impairment

Beginning in 2013, the Company performed its own independent credit review of all nongovernment and nongovernmental agency securities when determining whether a debt security is other-than-temporarily impaired. This includes a quarterly review of all existing debt securities as well as a pre-purchase analysis for new securities purchased. This review/analysis considers, but does not rely upon, ratings by a nationally recognized statistical ratings organization. Management also assesses whether we have the intent to sell the security or it is more likely than not that we will be required to sell the security prior to its anticipated recovery.

Prior to 2013, the Company followed the fair value measurement guidance which clarified the interaction of the factors that should be considered when determining whether a debt security was other-than-temporarily impaired. For debt securities, management assessed whether we had the intent to sell the security or it was more likely than not that we would be required to sell the security prior to its anticipated recovery. The Company forecasted recovery of the value of the security through either cash flows or market price.

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

Loans Held for Sale

Loans held for sale are comprised of student loans, selected residential mortgage loans and the guaranteed portion of certain small business administration (SBA) loans the Company originates with the intention of selling in the future. Held for sale loans are carried at the lower of cost or estimated fair value, calculated in the aggregate. At the present time, the majority of the Company's residential loans are originated with the intent to sell to the secondary market unless a loan is nonconforming to the secondary market standards or if we agree not to sell the loan due to a customer's request. The residential mortgage loans that are designated as held for sale are sold to other financial institutions in correspondent relationships. The sale of these loans takes place typically within 30 days of funding. The Company does not retain the servicing on its residential mortgage loans or its student loans. The Company retains servicing on SBA loans sold, which is not material at December 31, 2014.

The Company holds other SBA loans in the loan receivable portfolio unless or until the Company's management determines a sale of those certain loans is appropriate. At the time such a decision is made, those SBA loans are moved from the loans receivable portfolio to the loans held for sale portfolio and recorded at the lower of cost or fair value. During 2014, SBA loans with a carrying amount of $9.3 million previously classified as loans receivable were transferred to the loans held for sale portfolio and subsequently sold at a total gain of $310,000. During 2014, the Company began originating certain types of SBA loans with the intent to sell the guaranteed portion of each of these loans. The Company received proceeds of $2.3 million on sales of such loans in 2014 and recognized a gain of $134,000 on those sales. There were no SBA loan sales in 2013 or 2012.

Total loans held for sale were $5.0 million and $6.2 million at December 31, 2014 and 2013, respectively. At December 31, 2014, loans held for sale were comprised of $2.6 million of residential mortgages and $2.4 million of student loans as compared to $3.1 million of student loans and $3.1 million of residential mortgages at December 31, 2013. There were no SBA loans held for sale at December 31, 2014 and 2013, respectively.

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

Allowance for Loan Losses

The ALL is established through provisions for incurred loan losses charged against income. Loans, or portions thereof, deemed to be uncollectible are charged against the ALL and subsequent recoveries, if any, are credited to the allowance. The evaluation is inherently subjective as it requires material estimates that can change significantly as more information becomes available. Loans are evaluated for impairment once the loan has been internally risk rated substandard or lower or has been classified as a troubled debt restructuring (TDR).

The allowance consists of specific and general components. The specific component relates to loans that are classified as impaired. For such loans, an allowance is based on an analysis of the discounted cash flows, net collateral value or observable market price of the impaired loan, relative to the carrying value of the loan. The general component covers nonclassified loans and is based on historical loss experience adjusted for qualitative factors and includes an unallocated component. These qualitative factors represent a portion of the allowance established for losses inherent in the loan portfolio, which have not been identified by the quantitative processes. This determination inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience. These factors include:

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

A loan is considered impaired when, based on current information and events, it is probable that the Company will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include the borrower's ability to pay, payment status, borrower's financial condition, market conditions for the borrowers' type of industry and other relevant factors. Loans that experience insignificant payment delays generally are not classified as impaired. Management determines the significance of payment delays on a case-by-case basis, taking into consideration all of the circumstances surrounding the loan and the borrower, including the length of the delay, the reasons for the delay and the borrower's prior payment record. Impairment is measured on a loan-by-loan basis for commercial loans by either the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's obtainable market price or the fair value of the collateral, net of expected selling costs, if the loan is collateral dependent.

All nonaccrual loans are deemed impaired and evaluated individually to determine whether a charge-off is necessary.

Restricted Investments in Bank Stock

Restricted investments in bank stock (restricted stock) consists of stock of the Federal Home Loan Bank (FHLB) of Pittsburgh and the Atlantic Community Bankers Bank (ACBB). Federal law requires a member institution of the FHLB system to hold stock of its district FHLB according to a predetermined formula. At December 31, 2014, the Company held $15.2 million of FHLB stock. Of this amount, $1.5 million was required for membership and $13.7 million was required to cover the Company's borrowing level at the FHLB. During 2013 the FHLB lifted the repurchase suspension that had been in place since December of 2008. The Company also owned $65,000 of ACBB stock at December 31, 2014. The investments are carried at cost and periodically evaluated by management for impairment based on an assessment of the ultimate recoverability of the cost rather than by recognizing temporary declines in value. Regarding FHLB restricted stock, the determination of whether a decline in value affects the ultimate recoverability of the cost is influenced by criteria such as (1) the significance of the decline in net assets of the FHLB as compared to the capital stock amount for the FHLB and the length of time this situation has persisted, (2) commitments by the FHLB to make payments required by law or regulation and the level of such payments in relation to the operating performance of the FHLB, (3) the impact of legislative and regulatory changes on institutions and, accordingly, on the customer base of the FHLB and (4) the liquidity position of the FHLB. Management believes no impairment charge was necessary related to its investments in restricted stock as of December 31, 2014.

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

Foreclosed Assets

Assets acquired through, or in lieu of, loan foreclosures are held for sale and are initially recorded at fair value less estimated costs to sell the assets at the date of foreclosure, which becomes the "cost" basis of the asset. Subsequent to foreclosure, valuations are periodically performed by management and the assets are carried at the lower of cost or fair value, less estimated costs to sell the asset. Revenue and expenses from operations, changes in the valuation allowance and gains/losses on sales of foreclosed real estate are included in, or netted against, foreclosed real estate expense. Foreclosed assets are included in other assets on the Company's balance sheet and totaled $7.7 million as of December 31, 2014 as compared to $4.5 million as of December 31, 2013.

Net expenses associated with foreclosed assets are detailed below:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Operating expenses, net of rental income	$455	$279	$429
Losses on write-down on foreclosed real estate	—	89	257
Net loss (gain) on sales of real estate	(53)	54	649
Total	$402	$422	$1,335

Income Taxes

Deferred income taxes are provided using the liability method whereby deferred tax assets are recognized for deductible temporary differences and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets and liabilities are adjusted through the provision for income taxes for the effects of changes in tax laws and rates on the date of enactment. The Company analyzes each tax position taken in its tax returns and determines the likelihood that the position will be realized. Only tax positions that are "more likely than not" to be realized can be recognized in the Company's financial statements. For tax positions that do not meet this recognition threshold, the Company will record an unrecognized tax benefit for the difference between the position taken on the tax return and the amount recognized in the financial statements. The Company did not have any material unrecognized tax benefits or accrued interest or penalties at December 31, 2014 or 2013 or during the years then ended. No unrecognized tax benefits are expected to arise within the next twelve months. The Company's policy is to account for interest as a component of interest expense and penalties, if any, as a component of other expenses.

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

Treasury Stock

Common stock shares repurchased are recorded as treasury stock at cost.

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

Treasury shares are not deemed outstanding for earnings per share calculations.

Off-Balance Sheet Financial Instruments

In the ordinary course of business, the Company enters into off-balance sheet financial instruments consisting of commitments to extend credit, including commercial letters of credit and standby letters of credit. Such financial instruments are recorded on the balance sheet when they become payable by the borrower to the Company.

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

Recent Accounting Standards

In July 2013, the Financial Accounting Standards Board (FASB) issued ASU 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides that an unrecognized tax benefit, or a portion of an unrecognized tax benefit, should be presented in the financial statements as a reduction to a deferred tax asset for a net operating loss carry forward, a similar tax loss, or a tax credit carry forward, except as follows: to the extent a net operating loss carry forward, a similar tax loss, or a tax credit carry forward is not available at the reporting date under the tax law of the applicable jurisdiction to settle any additional income taxes that would result from the disallowance of a tax position or the tax law of the applicable jurisdiction does not require the entity to use, and the entity does not intend to use, the deferred tax asset for such purpose, the unrecognized tax benefit should be presented in the financial statements as a liability and should not be combined with deferred tax assets. This guidance was effective for fiscal years, and interim periods within those years, that began after December 15, 2013. The adoption of this guidance did not have a material impact on our consolidated financial statements.

In January 2014, the FASB issued ASU 2014-04, Receivables-Troubled Debt Restructurings by Creditors (Subtopic 310-40), Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The guidance clarifies when a creditor should be considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan such that the loan should be derecognized and the real estate property recognized. This guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2014. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers (Topic 606), which specifies how and when to recognize revenue and includes additional disclosures. ASU 2014-09 is effective for annual reporting periods beginning after December 15, 2016, including interim reporting periods within that reporting period, and allows for either full retrospective or modified retrospective application. Early application is not permitted. We are currently evaluating the impact ASU 2014-09 will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements-Going Concern (Subtopic 310-40), Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern. ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued. This guidance is effective for the annual period ending after December 15, 2016, and for annual and interim periods thereafter. Early adoption is permitted. Because ASU 2014-15 only impacts the timing and content of footnote disclosures, the adoption of this guidance will not have a material impact on our consolidated financial statements.

In November 2014, the FASB issued ASU 2014-16, Derivatives and Hedging (Topic 815), Determining Whether the Host Contract in a Hybrid Financial Instrument Issued in the Form of a Share Is More Akin to Debt or Equity. ASU 2014-16 clarifies how existing guidance should be interpreted in evaluating the economic characteristics and risks of a host contract in a hybrid financial instrument that is issued in the form of a share. ASU 2014-16 is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015 and should be applied on a modified retrospective basis. We do not believe the adoption of this guidance will have a material impact on our consolidated financial statements.

Segment Reporting

The Bank acts as an independent community financial services provider and offers traditional banking and related financial services to individual consumer, business and government customers. Through its stores, the Bank offers a full array of commercial and retail financial services.

Management does not separately allocate expenses, including the cost of funding loan demand, between the commercial and retail operations of the Company. As such, discrete financial information is not available and segment reporting would not be meaningful.

Reclassifications

Certain amounts in the 2013 and 2012 financial statements have been reclassified to conform to the 2014 presentation format. Such reclassifications had no impact on the Company's net operations and stockholders' equity.

NOTE 2.	Restrictions on Cash and Due from Bank Accounts

The Bank is required to maintain average reserves, in the form of cash and balances with the FRB, against its deposit liabilities. The average amount of these reserve balances maintained during 2014 and 2013 was approximately $5.0 million and $4.7 million, respectively.  The Company has no due from balances with institutions in excess of FDIC insurance limitations.

NOTE 3.	Securities

The amortized cost and fair value of securities are summarized in the following tables:

	December 31, 2014
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$33,995	$—	$(1,207)	$32,788
Residential mortgage-backed securities	60,196	442	(489)	60,149
Agency collateralized mortgage obligations	409,823	2,250	(7,064)	405,009
Municipal securities	29,985	225	(118)	30,092
Total	$533,999	$2,917	$(8,878)	$528,038
Held to Maturity:
U.S. Government agency securities	$149,112	$—	$(4,658)	$144,454
Residential mortgage-backed securities	14,226	480	—	14,706
Agency collateralized mortgage obligations	146,952	649	(1,711)	145,890
Corporate debt securities	5,000	63	—	5,063
Municipal securities	9,704	107	(1)	9,810
Total	$324,994	$1,299	$(6,370)	$319,923

	December 31, 2013
(in thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
Available for Sale:
U.S. Government agency securities	$33,995	$—	$(4,069)	$29,926
Residential mortgage-backed securities	65,795	—	(3,295)	62,500
Agency collateralized mortgage obligations	483,591	1,141	(17,668)	467,064
Municipal securities	27,950	—	(1,517)	26,433
Total	$611,331	$1,141	$(26,549)	$585,923
Held to Maturity:
U.S. Government agency securities	$149,096	$—	$(16,082)	$133,014
Residential mortgage-backed securities	7,849	197	—	8,046
Agency collateralized mortgage obligations	118,893	251	(4,465)	114,679
Corporate debt securities	5,000	149	—	5,149
Municipal securities	2,976	—	(167)	2,809
Total	$283,814	$597	$(20,714)	$263,697

The amortized cost and fair value of debt securities by contractual maturity at December 31, 2014 are shown in the table that follows. Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations.

	Available for Sale		Held to Maturity
(in thousands)	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in one year or less	$—	$—	$5,000	$5,063
Due after one year through five years	4,797	4,812	—	—
Due after five years through ten years	49,660	48,586	100,773	97,199
Due after ten years	9,523	9,482	58,043	57,065
	63,980	62,880	163,816	159,327
Residential mortgage-backed securities	60,196	60,149	14,226	14,706
Agency collateralized mortgage obligations	409,823	405,009	146,952	145,890
Total	$533,999	$528,038	$324,994	$319,923

During 2014, the Company sold five agency collateralized mortgage obligations (CMOs) with a total fair market value of $30.9 million and realized total net losses of $82,000. One security with a fair market value of $614,000 was sold from the held to maturity (HTM) portfolio, however, it was an amortizing security that had already returned more than 85% of its principal and could be sold without tainting the Company's intent with respect to the remaining HTM portfolio. The Company had no securities that were called by their respective issuers.

During 2013, the Company sold a total of 28 securities with a combined fair market value of $98.5 million. The Company realized net pretax gains of $512,000. Of the total, 16 securities with a combined fair market value of $76.3 million had been classified as available for sale. Securities sold from available for sale included 14 CMOs and two mortgage-backed securities (MBSs). Ten agency MBSs and one agency CMO with a combined fair market value of $12.2 million had been classified as held to maturity, however, in each case the current par value had paid down to less than 15% of its purchased par value so they could be sold without tainting the Company's intent with respect to the remaining HTM portfolio. In addition, one corporate bond with a fair market value of $10.0 million had been classified as held to maturity but was sold within three months of its final maturity. In addition to its sales, the Company had two agency debentures called during 2013. The combined par value was $50.0 million with a net pretax gain of $152,000.

In 2012, the Company sold a total of 48 securities with a combined fair market value of $305.4 million. The Company realized net pretax gains of $1.1 million, with a related tax expense of $368,000. Of the total, 41 securities with a combined fair market value of $299.3 million had been classified as available for sale. Seven agency MBSs with a fair market value of $6.1 million had been classified as held to maturity, however, in each case the current par value had paid down to less than 15% of its purchased par value so they could be sold without tainting the Company's intent with respect to the remaining HTM portfolio. Securities sold from available for sale included eight private-label CMOs with a combined fair market value of $20.1 million. The Company no longer owns any private-label CMOs. In addition to its sales, the Company had a total of 11 agency debentures and one corporate debenture called during 2012. The combined par value was $160.3 million and the Company realized no gain or loss on the calls.

The Company does not maintain a trading portfolio and there were no transfers of securities between the AFS and HTM portfolios. The Company uses the specific identification method to record security sales.

At December 31, 2014 and 2013, securities with a carrying value of $698.8 million and $691.3 million, respectively, were pledged to secure public deposits and for other purposes as required or permitted by law.

The following table summarizes the Company's gains and losses on the sales or calls of debt securities and credit losses (if any) recognized for the OTTI of investments:

(in thousands)	Gross Realized Gains	Gross Realized Losses	OTTI Credit Losses	Net Gains (Losses)
Years Ended:
December 31, 2014	$388	$(470)	$—	$(82)
December 31, 2013	1,826	(1,162)	—	664
December 31, 2012	2,889	(1,838)	(649)	402

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

The following tables show the fair value and gross unrealized losses associated with the Company's investment portfolio, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position:

	December 31, 2014
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$—	$—	$32,788	$(1,207)	$32,788	$(1,207)
Residential mortgage-backed securities	—	—	24,636	(489)	24,636	(489)
Agency collateralized mortgage obligations	21,687	(77)	212,908	(6,987)	234,595	(7,064)
Municipal securities	—	—	5,021	(118)	5,021	(118)
Total	$21,687	$(77)	$275,353	$(8,801)	$297,040	$(8,878)
Held to Maturity:
U.S. Government agency securities	$—	$—	$144,454	$(4,658)	$144,454	$(4,658)
Agency collateralized mortgage obligations	31,289	(255)	27,282	(1,456)	58,571	(1,711)
Municipal securities	1,013	(1)	—	—	1,013	(1)
Total	$32,302	$(256)	$171,736	$(6,114)	$204,038	$(6,370)

	December 31, 2013
	Less than 12 months		12 months or more		Total
(in thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Available for Sale:
U.S. Government agency securities	$8,077	$(918)	$21,849	$(3,151)	$29,926	$(4,069)
Residential mortgage-backed securities	62,500	(3,295)	—	—	62,500	(3,295)
Agency collateralized mortgage obligations	363,993	(16,182)	15,574	(1,486)	379,567	(17,668)
Municipal securities	26,433	(1,517)	—	—	26,433	(1,517)
Total	$461,003	$(21,912)	$37,423	$(4,637)	$498,426	$(26,549)
Held to Maturity:
U.S. Government agency securities	$110,435	$(13,661)	$22,579	$(2,421)	$133,014	$(16,082)
Agency collateralized mortgage obligations	98,082	(4,465)	—	—	98,082	(4,465)
Municipal securities	2,809	(167)	—	—	2,809	(167)
Total	$211,326	$(18,293)	$22,579	$(2,421)	$233,905	$(20,714)

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

The unrealized losses in the Company's investment portfolio at December 31, 2014 were associated with two distinct types of securities. The first type, those backed by the U.S. Government or one of its agencies, included 11 debentures, 28 CMOs and four MBSs. Management believes that the unrealized losses on these investments were primarily caused by the movement of interest rates from the date of purchase and notes the contractual cash flows of those investments are guaranteed by an agency of the U.S. Government. Accordingly, it is expected that the securities would not be settled at a price less than the amortized cost of the Company's investment. The Company also owns five municipal bonds that were in an unrealized loss position as of December 31, 2014. In all cases, the bonds are general obligations of either a Pennsylvania municipality or school district and are backed by the ad valorem taxing power of the entity. In all cases, the bonds carry an investment grade rating of no lower than single-A by either Moody's or Standard and Poors. The Company, however, conducts its own periodic, independent review and believes the unrealized losses in its municipal bond portfolio are the result of movements in long-term interest rates and are not reflective of any credit deterioration. The Company does not intend to sell these debt securities prior to recovery and it is more likely than not that the Company will not have to sell these debt securities prior to recovery.

The Company did not hold private-label CMOs as of December 31, 2014 or December 31, 2013. The table below rolls forward the cumulative life to date credit losses which have been recognized in earnings for the private-label CMOs for the year ended December 31, 2012.

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

Loans receivable that management has the intent and ability to hold for the foreseeable future, or until maturity or payoff, are stated at their outstanding unpaid principal balances, net of an allowance for loan losses (allowance or ALL) and any deferred fees and costs. Interest income is accrued on the unpaid principal balance. Loan origination fees and costs are deferred and recognized as an adjustment of the yield (interest income) of the related loans. The Company is generally amortizing these amounts over the contractual life of the loan or to the first review date if the loan is on demand. Certain qualifying loans of the Bank totaling $554.3 million at December 31, 2014, collateralize a letter of credit and a line of credit commitment the Bank has with the FHLB.

A summary of the Bank's loans receivable is as follows:

	December 31,
(in thousands)	2014	2013
Commercial and industrial	$525,127	$447,144
Commercial tax-exempt	71,151	81,734
Owner occupied real estate	332,070	302,417
Commercial construction and land development	138,064	133,176
Commercial real estate	594,276	473,188
Residential	110,951	97,766
Consumer	226,895	215,447
	1,998,534	1,750,872
Less: allowance for loan losses	24,998	23,110
Net loans receivable	$1,973,536	$1,727,762

Certain directors and executive officers of the Company, including their associates and companies, have loans with the Bank. Such loans were made in the ordinary course of business at the Bank's normal credit terms including interest rates and collateralization, similar to those prevailing at the time for comparable loans with persons not related to the Bank and do not represent more than a normal risk of collection. Total loans to these persons and companies amounted to approximately $7.1 million and $6.9 million at December 31, 2014 and 2013, respectively. New advances of $2.0 million were made and repayments totaled $1.8 million during 2014.

The following table summarizes nonaccrual loans by loan type:

	December 31,
(in thousands)	2014	2013
Nonaccrual loans:
Commercial and industrial	$11,634	$10,217
Commercial tax-exempt	—	—
Owner occupied real estate	7,416	4,838
Commercial construction and land development	3,228	8,587
Commercial real estate	5,824	6,705
Residential	4,987	7,039
Consumer	1,877	2,577
Total nonaccrual loans	$34,966	$39,963

Generally, the Bank's policy is to move a loan to nonaccrual status when it becomes 90 days past due or when the Company does not believe it will collect all of the contractual principal and interest payments. In addition, when a loan is placed on nonaccrual status, unpaid interest credited to income in the current year is reversed and unpaid interest accrued in prior years is charged against the ALL. Interest received on nonaccrual loans generally is either applied against principal or reported as interest income, according to management's judgment as to the collectibility of principal. If a loan is substandard and accruing, accrued interest is recognized as income. Once a loan is on nonaccrual status, it is not returned to accrual status unless loan payments have been current for at least six consecutive months and the borrower and/or any guarantors demonstrate the ability to repay the loan in accordance with its contractual terms. Under certain circumstances such as bankruptcy, if a loan is under collateralized, or if the borrower and/or guarantors do not show evidence of the ability to pay, the loan may be placed on nonaccrual status even though it is not past due by 90 days or more. Therefore, the total nonaccrual loan balance of $35.0 million exceeds the balance of total loans that are 90 days past due of $16.9 million at December 31, 2014, as presented in the aging analysis tables that follow.

No additional funds were committed on nonaccrual loans including restructured loans that were nonaccruing. Typically, commitments are canceled and no additional advances are made when a loan is placed on nonaccrual.

The following tables detail the age analysis of past due loans receivable:

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loans Receivable
December 31, 2014
Commercial and industrial	$514,428	$1,574	$3,398	$5,727	$10,699	$525,127	$—
Commercial tax-exempt	71,151	—	—	—	—	71,151	—
Owner occupied real estate	325,681	606	44	5,739	6,389	332,070	445
Commercial construction and land development	137,263	611	190	—	801	138,064	—
Commercial real estate	591,383	1,104	175	1,614	2,893	594,276	—
Residential	101,233	5,067	1,900	2,751	9,718	110,951	—
Consumer	222,767	2,650	437	1,041	4,128	226,895	—
Total	$1,963,906	$11,612	$6,144	$16,872	$34,628	$1,998,534	$445

		Past Due Loans					Recorded Investment in Loans 90 Days and Greater and Still Accruing
(in thousands)	Current	30-59 Days Past Due	60-89 Days Past Due	90 Days Past Due and Greater	Total Past Due	Total Loans Receivable
December 31, 2013
Commercial and industrial	$438,522	$1,830	$1,041	$5,751	$8,622	$447,144	$17
Commercial tax-exempt	81,734	—	—	—	—	81,734	—
Owner occupied real estate	295,278	2,618	1,674	2,847	7,139	302,417	—
Commercial construction and land development	124,240	3,355	342	5,239	8,936	133,176	—
Commercial real estate	465,765	2,142	444	4,837	7,423	473,188	235
Residential	85,352	4,194	6,304	1,916	12,414	97,766	117
Consumer	210,906	2,095	1,335	1,111	4,541	215,447	—
Total	$1,701,797	$16,234	$11,140	$21,701	$49,075	$1,750,872	$369

A summary of the ALL and balance of loans receivable by loan class and by impairment method is presented in the tables that follow.

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. constr. and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total

December 31, 2014
Allowance for loan losses:
Individually evaluated for impairment	$4,401	$—	$1,242	$—	$—	$—	$—	$—	$5,643
Collectively evaluated for impairment	7,313	55	689	4,242	4,707	796	931	622	19,355
Total ALL	$11,714	$55	$1,931	$4,242	$4,707	$796	$931	$622	$24,998
Loans receivable:
Loans evaluated individually	$16,982	$—	$7,464	$3,810	$9,976	$5,657	$2,433	$—	$46,322
Loans evaluated collectively	508,145	71,151	324,606	134,254	584,300	105,294	224,462	—	1,952,212
Total loans receivable	$525,127	$71,151	$332,070	$138,064	$594,276	$110,951	$226,895	$—	$1,998,534

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. constr. and land devel-opment	Comm. real estate	Resi-dential	Con-sumer	Unallo-cated	Total
December 31, 2013
Allowance for loan losses:
Individually evaluated for impairment	$1,559	$—	$1,366	$1,660	$—	$524	$476	$—	$5,585
Collectively evaluated for impairment	6,619	72	814	3,899	4,161	436	827	697	17,525
Total ALL	$8,178	$72	$2,180	$5,559	$4,161	$960	$1,303	$697	$23,110
Loans receivable:
Loans evaluated individually	$13,055	$—	$5,822	$11,669	$10,953	$7,979	$3,121	$—	$52,599
Loans evaluated collectively	434,089	81,734	296,595	121,507	462,235	89,787	212,326	—	1,698,273
Total loans receivable	$447,144	$81,734	$302,417	$133,176	$473,188	$97,766	$215,447	$—	$1,750,872

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

Consumer loan collections are dependent on the borrower's continued financial stability and thus are more likely to be affected by adverse personal circumstances. Consumer and residential loans are also impacted by the market value of real estate. Furthermore, the application of various federal and state laws, including bankruptcy and insolvency laws, may limit the amount that can be recovered on these loans. The risk of nonpayment is affected by changes in economic conditions, the credit risks of a particular borrower, the term of the loan and, in the case of a collateralized loan, the value of the collateral and other factors.

Management bases its quantitative analysis of probable future loan losses (when determining the ALL) on those loans collectively reviewed for impairment on a two-year period of actual historical losses. Management continuously assesses the quality of the Company's loan portfolio in conjunction with the current state of the economy and its impact on our borrowers repayment ability and on loan collateral values in order to determine the appropriate historical loss period to use in our quantitative analysis. Management may increase or decrease the historical loss period at some point in the future based on the state of the local, regional and national economies and other factors.

The qualitative factors such as changes in levels and trends of charge-offs and delinquencies; material changes in the mix, volume or duration of the loan portfolio; changes in lending policies and procedures including underwriting standards; changes in the experience, ability and depth of lending management and other relevant staff; the existence and effect of any concentrations of credit; changes in the overall values of collateral; changes in the quality of the loan review program and changes in national and local economic trends and conditions among other things, are factors which have not been identified by the quantitative analysis. The determination of qualitative factors inherently involves a higher degree of subjectivity and considers risk factors that may not have yet manifested themselves in historical loss experience.

The following tables summarize the transactions in the ALL:

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2014
Balance at January 1	$8,178	$72	$2,180	$5,559	$4,161	$960	$1,303	$697	$23,110
Provision charged to operating expenses	3,822	(17)	201	(570)	1,448	1,282	659	(75)	6,750
Recoveries of loans previously charged-off	1,468	—	325	546	203	20	248	—	2,810
Loans charged-off	(1,754)	—	(775)	(1,293)	(1,105)	(1,466)	(1,279)	—	(7,672)
Balance at December 31	$11,714	$55	$1,931	$4,242	$4,707	$796	$931	$622	$24,998

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2013
Balance at January 1	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282
Provision charged to operating expenses	524	(11)	343	691	2,951	958	1,511	(92)	6,875
Recoveries of loans previously charged-off	1,122	—	3	490	—	10	76	—	1,701
Loans charged-off	(3,427)	—	(295)	(2,844)	(2,773)	(332)	(1,077)	—	(10,748)
Balance at December 31	$8,178	$72	$2,180	$5,559	$4,161	$960	$1,303	$697	$23,110

(in thousands)	Comm. and industrial	Comm. tax-exempt	Owner occupied real estate	Comm. construction and land development	Comm. real estate	Resi-dential	Consumer	Unallo-cated	Total
2012
Balance at January 1	$8,400	$79	$729	$7,840	$3,241	$435	$831	$65	$21,620
Provision charged to operating expenses	3,634	4	2,165	243	2,498	193	639	724	10,100
Recoveries of loans previously charged-off	227	—	7	517	97	4	67	—	919
Loans charged-off	(2,302)	—	(772)	(1,378)	(1,853)	(308)	(744)	—	(7,357)
Balance at December 31	$9,959	$83	$2,129	$7,222	$3,983	$324	$793	$789	$25,282

The following table presents information regarding the Company's impaired loans. The recorded investment represents the contractual obligation less any charged off principal.

	December 31, 2014			December 31, 2013
(in thousands)	Recorded Investment	Unpaid Principal Balance	Related Allowance	Recorded Investment	Unpaid Principal Balance	Related Allowance
Impaired loans with no related allowance:
Commercial and industrial	$8,766	$9,437	$—	$9,838	$12,587	$—
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	6,155	6,636	—	4,456	4,664	—
Commercial construction and land development	3,810	3,810	—	8,514	9,047	—
Commercial real estate	9,976	10,097	—	10,953	12,795	—
Residential	5,657	7,011	—	4,901	5,366	—
Consumer	2,433	2,686	—	2,645	2,868	—
Total impaired loans with no related allowance	36,797	39,677	—	41,307	47,327	—
Impaired loans with an allowance recorded:
Commercial and industrial	8,216	8,216	4,401	3,217	3,217	1,559
Owner occupied real estate	1,309	1,309	1,242	1,366	1,366	1,366
Commercial construction and land development	—	—	—	3,155	3,155	1,660
Commercial real estate	—	—	—	—	—	—
Residential	—	—	—	3,078	3,078	524
Consumer	—	—	—	476	476	476
Total impaired loans with an allowance recorded	9,525	9,525	5,643	11,292	11,292	5,585
Total impaired loans:
Commercial and industrial	16,982	17,653	4,401	13,055	15,804	1,559
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	7,464	7,945	1,242	5,822	6,030	1,366
Commercial construction and land development	3,810	3,810	—	11,669	12,202	1,660
Commercial real estate	9,976	10,097	—	10,953	12,795	—
Residential	5,657	7,011	—	7,979	8,444	524
Consumer	2,433	2,686	—	3,121	3,344	476
Total impaired loans	$46,322	$49,202	$5,643	$52,599	$58,619	$5,585

The following table presents additional information regarding the Company's impaired loans for the twelve months ended:

	December 31, 2014		December 31, 2013		December 31, 2012
(in thousands)	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized	Average Recorded Investment	Interest Income Recognized
Impaired loans with no related allowance:
Commercial and industrial	$8,377	$277	$9,461	$164	$11,567	$171
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	4,798	10	3,087	3	3,846	150
Commercial construction and land development	4,890	48	7,122	172	10,319	510
Commercial real estate	10,061	168	15,267	366	12,434	319
Residential	4,280	45	5,020	64	3,994	43
Consumer	2,613	29	3,024	30	2,539	18
Total impaired loans with no related allowance	35,019	577	42,981	799	44,699	1,211
Impaired loans with an allowance recorded:
Commercial and industrial	3,449	—	4,563	—	5,258	—
Owner occupied real estate	1,778	—	1,407	—	1,571	—
Commercial construction and land development	3,192	—	7,926	—	11,375	—
Commercial real estate	—	—	—	—	655	—
Residential	2,816	—	1,805	—	—	—
Consumer	429	—	280	—	—	—
Total impaired loans with an allowance recorded	11,664	—	15,981	—	18,859	—
Total impaired loans:
Commercial and industrial	11,826	277	14,024	164	16,825	171
Commercial tax-exempt	—	—	—	—	—	—
Owner occupied real estate	6,576	10	4,494	3	5,417	150
Commercial construction and land development	8,082	48	15,048	172	21,694	510
Commercial real estate	10,061	168	15,267	366	13,089	319
Residential	7,096	45	6,825	64	3,994	43
Consumer	3,042	29	3,304	30	2,539	18
Total impaired loans	$46,683	$577	$58,962	$799	$63,558	$1,211

Impaired loans averaged approximately $46.7 million, $59.0 million and $63.6 million during 2014, 2013 and 2012, respectively. All nonaccrual loans are considered impaired and interest income is handled as discussed earlier in the nonaccrual section of this Note 4. Interest income continued to accrue on impaired loans that were still accruing and totaled $577,000, $799,000 and $1.2 million during 2014, 2013 and 2012, respectively.

The Bank assigns the following loan risk ratings to commercial loans as credit quality indicators of its loan portfolio: pass, special mention, substandard accrual, substandard nonaccrual and doubtful. Monthly, management tracks loans that are no longer pass rated. We review the cash flow, operating results and financial condition of the borrower and any guarantors, as well as the collateral position against established policy guidelines as a means of providing a targeted list of loans and loan relationships that require additional attention. Special mention loans are those loans that are currently adequately protected, but potentially weak. The potential weaknesses may, if not corrected, weaken the loan's credit quality or inadvertently jeopardize the Bank's credit position in the future. Substandard accrual and substandard nonaccrual assets are characterized by well-defined weaknesses that jeopardize the liquidation of the debt and by the possibility that the Bank will sustain some loss if the weaknesses are not corrected. Substandard accrual loans would move from accrual to nonaccrual when the Bank does not believe it will collect all of its contractual principal and interest payments. Some identifiers used to assess collectibility are as follows: when the loan is 90 days past due in principal or interest, there are triggering events in the borrower's or any guarantor's financial statements that show continuing deterioration, the borrower's or any guarantor's source of repayment is depleting or if bankruptcy or other legal matters are present, regardless if the loan is 90 days past due or not. Doubtful loans have all of the weaknesses inherent in those classified as substandard accrual and substandard nonaccrual with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable. Pass rated loans are reviewed throughout the year through the recurring review process of an independent loan review function and through the application of other credit metrics.
Credit quality indicators for commercial loans broken out by loan type at year end are presented in the following tables. There were no loans classified as doubtful for the years ended December 31, 2014 or December 31, 2013.

	December 31, 2014
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$473,984	$20,785	$18,724	$11,634	$—	$525,127
Commercial tax-exempt	71,151	—	—	—	—	71,151
Owner occupied real estate	311,668	4,268	8,718	7,416	—	332,070
Commercial construction and land development	133,033	190	1,613	3,228	—	138,064
Commercial real estate	584,239	1,584	2,629	5,824	—	594,276
Total	$1,574,075	$26,827	$31,684	$28,102	$—	$1,660,688

	December 31, 2013
(in thousands)	Pass	Special Mention	Substandard Accrual	Substandard Nonaccrual	Doubtful	Total
Commercial credit exposure:
Commercial and industrial	$410,530	$8,064	$18,333	$10,217	$—	$447,144
Commercial tax-exempt	81,734	—	—	—	—	81,734
Owner occupied real estate	285,416	3,624	8,539	4,838	—	302,417
Commercial construction and land development	120,687	—	3,902	8,587	—	133,176
Commercial real estate	464,408	318	1,757	6,705	—	473,188
Total	$1,362,775	$12,006	$32,531	$30,347	$—	$1,437,659

Consumer credit exposures are rated as performing or nonperforming as detailed below at December 31, 2014 and 2013:

	December 31, 2014
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$105,964	$4,987	$110,951
Consumer	225,018	1,877	226,895
Total	$330,982	$6,864	$337,846

	December 31, 2013
(in thousands)	Performing	Nonperforming	Total
Consumer credit exposure:
Residential	$90,727	$7,039	$97,766
Consumer	212,870	2,577	215,447
Total	$303,597	$9,616	$313,213

A troubled debt restructuring (TDR) is a loan in which the contractual terms have been modified, resulting in the Bank granting a concession to a borrower which is experiencing financial difficulties, in order for the Bank to have a greater chance of collecting the indebtedness from the borrower. An additional benefit to the Bank in granting a concession is to possibly avoid foreclosure or repossession of loan collateral at a time when collateral values are low.

The following table presents the recorded investment at the time of restructure of new TDRs and their concession, modified during the twelve month periods ended December 31, 2014, 2013 and 2012. The recorded investment at the time of restructure was the same pre-modification and post-modification, therefore there was no financial effect of the modification on the recorded investment. The loans included are considered TDRs as a result of the Bank implementing one or more of the following concessions: granting a material extension of time, entering into a forbearance agreement, adjusting the interest rate, accepting interest only payments for an extended period of time, a change in the amortization period or a combination of any of these concessions.

New TDRs with Concession Type:	Twelve Months Ended
	December 31, 2014		December 31, 2013		December 31, 2012
(dollars in thousands)	Number of Contracts	Recorded Investment at Time of Restructure	Number of Contracts	Recorded Investment at Time of Restructure	Number of Contracts	Recorded Investment at Time of Restructure
Commercial and industrial:
Material extension of time	—	$—	—	$—	1	$1,262
Forbearance agreement	5	1,758	—	—	—	—
Interest rate adjustment	—	—	—	—	1	3,404
Change in amortization period	3	261	7	1,079	—	—
Combination of concessions	1	30	3	749	2	3,231
Owner occupied real estate:
Material extension of time	—	—	2	738	—	—
Forbearance agreement	1	330	1	193	—	—
Accepting interest only for a period of time	3	1,601	—	—	—	—
Change in amortization period	1	128	—	—	—	—
Combination of concessions	—	—	—	—	1	1,451
Commercial construction and land development:
Material extension of time	2	276	4	2,738	5	3,396
Forbearance agreement	3	2,185	—	—	—	—
Change in amortization period	1	214	—	—	—	—
Combination of concessions	1	3,284	—	—	1	3,546
Commercial real estate:
Material extension of time	—	—	—	—	1	68
Forbearance agreement	1	2,292	—	—	—	—
Change in amortization period	14	1,893	—	—	—	—
Combination of concessions	1	3,275	4	6,220	1	3,275
Residential:
Material extension of time	—	—	2	570	2	329
Forbearance agreement	—	—	1	3,096	—	—
Interest rate adjustment	1	143	—	—	—	—
Change in amortization period	—	—	1	346	—	—
Combination of concessions	—	—	1	134	1	195
Consumer:
Material extension of time	—	—	1	35	4	426
Forbearance agreement	1	182	1	480	—	—
Combination of concessions	—	—	—	—	2	182
Total	39	$17,852	28	$16,378	22	$20,765

Included in the 39 contracts in the table above for the twelve month period ended December 31, 2014, are ten contracts totaling $9.7 million that had been restructured prior to December 31, 2013 and which had additional concessions granted during 2014.

One commercial and industrial loan identified as an accruing TDR had an unused commitment totaling $14,000 at December 31, 2014 as compared to one commercial construction and land development loan identified as an accruing TDR which had an additional unused commitment totaling $43,000 at December 31, 2013.

The following table represents loans receivable modified as TDRs within the 12 months previous to December 31, 2014, 2013 and 2012, respectively, and that subsequently defaulted during the 12 month periods ended December 31, 2014, 2013 and 2012, respectively. The Bank's policy is to consider a loan past due and in default if payment is not received on or before the due date.

TDRs That Subsequently Payment Defaulted:	Twelve Months Ended
	December 31, 2014		December 31, 2013		December 31, 2012
(dollars in thousands)	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment	Number of Contracts	Recorded Investment
Commercial and industrial	7	$1,288	8	$1,372	3	$3,901
Owner occupied real estate	4	1,792	3	926	—	—
Commercial construction and land development	4	2,376	2	2,288	6	6,169
Commercial real estate	3	521	1	3,275	1	66
Residential	4	3,811	2	3,338	2	258
Consumer	1	476	2	553	4	308
Total	23	$10,264	18	$11,752	16	$10,702

Of the 23 contracts that subsequently payment defaulted during the year ended December 31, 2014, seven contracts totaling $2.4 million were still in payment default at December 31, 2014.

All TDRs are considered impaired and, therefore, are individually evaluated for impairment in the calculation of the ALL. Prior to their classification as TDRs, certain of these loans had been collectively evaluated for impairment in the calculation of the ALL.

NOTE 5.	Loan Commitments and Standby Letters of Credit

Loan commitments are made to accommodate the financial needs of the Bank's customers. Standby letters of credit commit the Bank to make payments on behalf of customers when certain specified future events occur. They primarily are issued to facilitate a customers' normal course of business transactions. Standby performance letters of credit are written conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Almost all of the Company's standby letters of credit have expired unfunded.

The credit risk associated with letters of credit is essentially the same as that of traditional loan facilities and are subject to the Bank's normal underwriting and credit policies. Since the majority of the commitments are expected to expire without being drawn upon, the total commitment amount does not necessarily represent future funding requirements. Commitments generally have fixed expiration dates or other termination clauses. Management believes that the proceeds obtained through a liquidation of collateral, the enforcement of guarantees and normal collection activities against the borrower would be sufficient to cover the potential amount of future payment required under the corresponding letters of credit.

The Bank does not issue any guarantees that would require liability recognition or disclosure, other than standby letters of credit. There was no liability for guarantees under standby letters of credit as of December 31, 2014 and December 31, 2013.

In addition to standby letters of credit, in the normal course of business there are unadvanced loan commitments. At December 31, 2014, the Company had $637.1 million in total unused commitments, including the standby letters of credit. Management does not anticipate any material losses as a result of these transactions.

The Company's maximum exposure to credit loss for loan commitments (unfunded loans and unused lines of credit, including home equity lines of credit) and standby letters of credit outstanding were as follows:

	December 31,
(in thousands)	2014	2013
Unfunded commitments of existing commercial loans	$471,372	$385,674
Unfunded commitments of existing consumer/residential loans	112,145	106,024
Standby letters of credit	34,559	37,217
Commitments to grant loans	19,064	32,077
Total	$637,140	$560,992

NOTE 6.	Concentrations of Credit Risk

The Company's loan portfolio is geographically concentrated principally to borrowers throughout Cumberland, Dauphin, York, Lebanon, Lancaster and Berks counties of Pennsylvania where it has full-service stores.

The Company’s loan portfolio also has a significant concentration of loans related to the commercial real estate industry, in which the primary source of repayment is the sale or refinancing of commercial real estate or collection of rental payments. Commercial real estate loans present a greater risk of nonpayment by a borrower than other types of loans. Commercial real estate loans are collateralized by the related project (principally multi-family residential, office building, lodging, land development and other properties) and typically require owner guarantees. Maximum terms and maximum advance rates are established according to our underwriting guidelines based on our assessment of the industry and overall risk of the project being financed. Loans and loan commitments for commercial real estate and commercial construction and land development aggregated to $823.6 million at December 31, 2014.

NOTE 7.	Premises, Equipment and Leases

Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization expense for 2014, 2013 and 2012 was $4.5 million, $5.2 million and $5.8 million, respectively, and is computed on the straight-line method over the estimated useful lives of the related assets or the term of the lease, whichever is shorter, as listed in the table below. The estimated life for leasehold improvements is based on the shorter of the useful life or the lease term.

Years
Buildings and leasehold improvements	1 - 40
Furniture, fixtures and equipment	2 - 10

A summary of premises and equipment is as follows:

	December 31,
(in thousands)	2014	2013
Land	$16,736	$16,736
Buildings	67,586	67,394
Construction in process	2,892	990
Leasehold improvements	2,731	2,679
Furniture, fixtures and equipment	35,545	34,586
	125,490	122,385
Less accumulated depreciation and amortization	50,308	46,602
Total	$75,182	$75,783

Included within construction in process as of December 31, 2014, is $2.0 million related to one new store that opened in January 2015 in Lancaster County.

Land, buildings and equipment are leased under noncancelable operating lease agreements that expire at various dates through 2032. Total rental expense for operating leases in 2014, 2013 and 2012 was $3.0 million, $3.0 million and $2.9 million, respectively. At December 31, 2014 future minimum lease payments for noncancelable operating leases are payable as follows:

(in thousands)
2015	$2,444
2016	2,282
2017	2,059
2018	1,975
2019	1,934
Thereafter	13,153
Total minimum lease payments	$23,847

NOTE 8.	Deposits

The composition of the Company's deposits is as follows:

	December 31,
(in thousands)	2014	2013
Noninterest-bearing demand	$478,724	$443,287
Interest checking and money market	1,131,637	1,110,568
Savings	546,045	496,495
Time certificates of $100,000 or more	142,285	105,620
Other time certificates	81,981	83,651
Total	$2,380,672	$2,239,621

At December 31, 2014, the scheduled maturities of time deposits are as follows:

(in thousands)
2015	$153,097
2016	10,855
2017	16,420
2018	27,042
2019	16,852
Total	$224,266

NOTE 9.	Short-term Borrowings

The Bank has a line of credit commitment from the FHLB for borrowings and letters of credit up to $799.0 million and certain qualifying assets of the Bank collateralize the line. There was $333.5 million outstanding with a weighted-average interest rate of 0.29% at December 31, 2014 and $277.8 million outstanding with a weighted-average interest rate of 0.24% at December 31, 2013 on this line of credit. In addition there was $50.1 million and $75.1 million of letters of credit outstanding at December 31, 2014 and December 31, 2013, respectively. At December 31, 2014, $554.3 million of loans collateralized the outstanding balance and the letters of credit. In addition, the Bank has available a $15.0 million federal funds line of credit with one correspondent bank and a $20.0 million federal funds line of credit with another correspondent bank. As of December 31, 2014 and 2013, the outstanding balance on both of these lines was $0.

NOTE 10.	Long-term Debt

As of December 31, 2014, the Company had no long-term debt.

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

On September 29, 2006, the Company issued $15.0 million of 7.75% fixed rate Trust Capital Securities through Commerce Harrisburg Capital Trust III (Trust III), a Delaware business trust subsidiary. The Trust Capital Securities evidenced a preferred ownership interest in Trust III of which the Company owned 100% of the common equity. In September 2014, the Company repurchased and retired the $15.0 million of Trust Capital Securities at 100% of the principal. The redemption activities also included repayment of $800,000 of long-term debt which represented the Company’s ownership interest in the subsidiary Trust.

The Company had a $25.0 million FHLB fixed borrowing at December 31, 2012 with an interest rate of 1.01% which matured March 18, 2013.

NOTE 11.	Income Taxes

A reconciliation of the provision for income taxes and the amount that would have been provided at statutory rates is as follows:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Provision at statutory rate on pretax income	$10,579	$8,601	$5,533
Tax-exempt income on loans and investments	(1,417)	(1,498)	(1,390)
Stock-based compensation	111	162	203
Civil money penalty	—	—	525
Other	(132)	51	43
Total	$9,141	$7,316	$4,914

The statutory tax rate used to calculate the provision in 2014, 2013 and 2012 was 35%.

The components of income tax expense are as follows:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Current expense	$9,390	$7,179	$4,796
Deferred expense (benefit)	(249)	137	118
Total	$9,141	$7,316	$4,914

The components of the net deferred tax assets were as follows:

	December 31,
(in thousands)	2014	2013
Deferred tax assets:
Allowance for loan losses	$8,749	$8,089
Unrealized losses on securities	2,086	8,893
Stock-based compensation	1,437	1,295
Nonaccrual interest	639	1,330
Other	795	902
Total deferred tax assets	13,706	20,509
Deferred tax liabilities:
Premises and equipment	(3,220)	(3,599)
Prepaid expenses	(344)	(353)
Deferred loan fees	(1,189)	(1,046)
Total deferred tax liabilities	(4,753)	(4,998)
Net deferred tax asset	$8,953	$15,511

At December 31, 2014, the Company had a net deferred tax asset of $9.0 million. An analysis was conducted to determine if a valuation allowance against its deferred tax assets was required. The Company used current forecasts of future expected income, possible tax planning strategies, current and future economic and business conditions (such as the possibility of a decrease in real estate value for properties the Bank holds as collateral on loans), the probability that taxable income will continue to be generated in future periods and the cumulative losses in previous years to make the assessment. Management concluded that a valuation allowance was not necessary at December 31, 2014.

In 2014, a tax benefit of $29,000 was recognized on net securities losses, compared to tax expense of $232,000 and $368,000 recognized on net securities gains during 2013 and 2012, respectively. The Company received a tax benefit on its federal income tax return totaling $191,000 and $51,000 for 2014 and 2013, respectively, related to the exercise of nonqualified stock options and disqualified dispositions of employee stock from options exercised. No such tax benefit was received during 2012. The Company, or one of its subsidiaries, files income tax returns in the U.S. Federal jurisdiction and various states. The Company is no longer subject to U.S. Federal, state and local examinations by tax authorities for years before 2011.

NOTE 12.	Stockholders' Equity

At December 31, 2014 and 2013, 40,000 shares of the Company's Series A $10 par value noncumulative nonvoting preferred stock was issued and outstanding. The preferred stock is redeemable at the option of the Company at the price of $25 per share plus any unpaid dividends. Dividends on the preferred stock are payable quarterly at a rate of $2 per share per annum.

The Company has a dividend reinvestment and stock purchase plan (the Plan). Holders of the Company's common stock may participate in the Plan in which cash dividends can be reinvested in common shares and voluntary cash payments of not less than $100 per month and not more than $10,000 per month can purchase additional common shares. Officers are eligible to participate immediately and employees who have been continuously employed for at least one year are also eligible to participate in the Plan through authorized payroll deductions. The minimum investment is $25 per month for employees and $50 for officers with a maximum of $10,000 per month. A total of 3,474, 2,311 and 5,917 common shares were issued pursuant to this Plan in 2014, 2013 and 2012, respectively. At December 31, 2014, the Company had reserved approximately 510,000 common shares to be issued in connection with the Plan.

In conjunction with a planned 5% share buyback program announced in October 2014, the Company purchased 12,300 shares of its common stock for $319,000 during December 2014. The cost of this treasury stock is shown as a separate item within stockholders’ equity on the consolidated balance sheets. Through March 10, 2015, an additional 117,000 shares were purchased for $3.0 million.

On January 23, 2015, the Company declared a $0.07 per share cash dividend on its common stock, which was paid on February 25, 2015, to all shareholders of record on February 4, 2015. The total amount of the dividend paid on all shares was $993,000.

Shareholder Protection Rights Agreement (Rights Agreement)

On February 17, 2015, the board of directors adopted a Rights Agreement and declared a dividend of one Right on each outstanding share of the Company’s common stock. The record date to determine shareholders entitled to receive the Rights was February 27, 2015. The Rights Agreement will expire on February 17, 2016.

Until the earlier of (i) the Company’s announcing that a person or group (an Acquiring Person) has acquired 15% or more of its common stock (the Flip-in Date) and (ii) the tenth business day after any person or group commences a tender offer that will result in such person or group owning 15% or more of the Company’s common stock, the Rights will be evidenced by the common stock certificates, will automatically trade with the common stock and will not be exercisable. Thereafter, separate Rights certificates will be distributed and each Right will entitle its holder to purchase fractions of participating preferred stock having economic and voting terms similar to those of one share of common stock for an exercise price of $100.00.

Upon the occurrence of the Flip-in Date, each Right (other than Rights beneficially owned by any Acquiring Person or transferees thereof, which Rights become void) will be exchanged for one share of the Company’s common stock, unless the board of directors determines otherwise or any person owns more than 50% of the Company’s common stock. If the board of directors determines not to effect the exchange, each Right (other than the voided ones) will entitle its holder to purchase, for the exercise price, a number of shares of the Company’s common stock having a market value of twice the exercise price. Also, if after an Acquiring Person controls the board of directors or is the owner of 50% or more of the Company’s common stock, the Company is involved in a merger or sells more than 50% of its assets or earning power and, in the case of a merger, the Acquiring Person will receive different treatment than all other shareholders or the transaction is with the Acquiring Person, each Right will entitle its holder to purchase, for the exercise price, a number of shares of common stock of the Acquiring Person having a market value of twice the exercise price.

The Rights may generally be redeemed by the board of directors for $0.001 per Right prior to the Flip-in Date.

NOTE 13.	Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:

	For the Years Ended December 31,
	2014			2013			2012
(in thousands, except per share amounts)	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount	Income	Weighted-average Shares	Per Share Amount
Basic earnings per share:
Net income	$21,085			$17,260			$10,894
Preferred stock dividends	(80)			(80)			(80)
Income available to common stockholders	21,005	14,191	$1.48	17,180	14,142	$1.21	10,814	14,128	$0.77
Effect of dilutive securities:
Stock options		223			148			—
Diluted earnings per share:
Income available to common stockholders plus assumed conversions	$21,005	14,414	$1.46	$17,180	14,290	$1.20	$10,814	14,128	$0.77
 The following table summarizes the Company's options that were excluded from the computation of diluted earnings per share because of their anti-dilutive impact:

Options Excluded
Years Ended:
December 31, 2014	495,702
December 31, 2013	603,813
December 31, 2012	1,273,731

NOTE 14.	Stock Option Plans

In 2005, the board of directors adopted and the Company's stockholders approved the adoption of the 2006 Employee Stock Option Plan (the Plan) for the officers and employees of the Company. The Plan commenced January 1, 2006 and replaced the 1996 Employee Stock Option Plan (the 1996 Plan), which expired December 31, 2005. Options previously granted under the 1996 Plan expire ten years after the date of grant. The Plan covers 1,000,000 authorized shares of common stock reserved for issuance upon the exercise of options granted or available for grant to employees and will expire on December 31, 2015. The Plan provides that the option price of qualified incentive stock options and nonqualified stock options will be fixed by the board of directors, but will not be less than 100% of the fair market value of the stock at the date of grant. Options granted are exercisable one year after the grant date, will vest over a four-year period and expire ten years after the grant date.

In 2000, the board of directors adopted and the Company's stockholders approved the adoption of the 2001 Directors Stock Option Plan. The 2001 Directors Stock Option Plan commenced January 1, 2001 and replaced the 1990 Directors Stock Option Plan, which expired December 31, 2000. The 2001 Directors Stock Option Plan covered 343,100 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to nonemployee directors and expired on December 31, 2010. In 2010, the Company's stockholders approved the adoption of the 2011 Directors Stock Option Plan (the Directors Plan). The Directors Plan commenced January 1, 2011 and replaced the 2001 Directors Stock Option Plan. The Directors Plan covers 200,000 authorized shares of common stock reserved for issuance upon exercise of options granted or available for grant to directors, directors emeritus, advisory directors, consultants and others with outstanding abilities to help the Company and will expire on December 31, 2020. Under the Company's Directors Plan, nonemployee directors of the Company, consultants and others who are not regularly employed on a salaried basis by the Company may be entitled to an option to acquire shares, as determined by the board of directors, of the Company's common stock during each year in which the director serves on the board. The Directors Plan provides that the option price will be fixed by the board of directors, but will not be less than 100% of the fair market value of the stock on the date of the grant.

The fair value of each option grant was established at the date of grant using the Black-Scholes option pricing model. The Company used the following assumptions:

	Years Ended December 31,
	2014	2013	2012
Weighted-average risk-free interest rates	2.0%	1.4%	1.7%
Expected dividend yields	—%	—%	—%
Volatility factors of expected market price of Company's common stock	34%	41%	48%
Assumed forfeiture rates	10.3%	11.2%	9.0%
Weighted-average expected terms of options, in years	7.2	7.5	7.5
Options vesting annually	25.0%	25.0%	25.0%

The following table details the Company's stock-based compensation expense and related tax benefit associated with this expense:

	Years Ended December 31,
(in thousands)	2014	2013	2012
Stock-based compensation expense	$811	$948	$1,082
Tax benefit associated with compensation expense	173	169	171

As of December 31, 2014, there was $1.3 million of total unrecognized compensation cost related to nonvested stock option awards. The expense will be recognized through 2018, with a weighted-average period of 2.3 years.

Combined stock option transactions under both Plans were as follows:

	Years Ended December 31,
	2014		2013		2012
	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price	Options	Weighted Avg. Exercise Price
Outstanding at beginning of year	1,266,338	$19.17	1,273,731	$19.21	1,076,067	$20.86
Granted	116,990	19.57	126,571	16.55	241,575	11.50
Exercised	(76,321)	13.50	(25,105)	13.17	—	—
Forfeited/expired	(126,253)	23.18	(108,859)	18.05	(43,911)	17.25
Outstanding at end of year	1,180,754	$19.14	1,266,338	$19.17	1,273,731	$19.21
Exercisable at December 31	844,950	$20.64	843,011	$22.18	789,129	$23.58
Options available for grant at December 31	147,275		226,899		327,184
Weighted-average fair value of options granted during the year		$7.72		$7.55		$5.99

Cash received from the exercise of options for 2014 and 2013 was $932,000 and $304,000, respectively, and was $0 for 2012.

Options exercisable and outstanding at December 31, 2014 had an intrinsic value of $5.9 million. The intrinsic value of options exercised was $716,000 and $183,000 in 2014 and 2013, respectively. There were no options exercised in 2012.

The Company allows for option exercises to be paid for in cash or in whole or in part with Metro stock owned by the optionee. The value of the stock used to exercise the options is the fair market value on the date of exercise. Stock option exercises paid for with the Company's stock included 6,185 shares for the year ended December 31, 2014.

Exercise prices for options outstanding as of December 31, 2014 are presented in the following table:

	Options Outstanding	Weighted Avg. Exercise Price	Weighted Avg. Remaining Contractual Life	Options Exercisable	Weighted Avg. Exercise Price
Options with exercise prices ranging from $8.46 to $13.20	476,477	$11.88	6.4 years	328,116	$11.97
Options with exercise prices ranging from $13.21 to $25.21	323,822	17.48	7.2 years	136,379	16.42
Options with exercise prices ranging from $25.22 to $33.50	380,455	29.63	1.8 years	380,455	29.63
Total options outstanding with exercise prices ranging from $8.46 to $33.50	1,180,754	$19.14	5.1 years	844,950	$20.64

The remaining weighted-average contractual life for options exercisable at December 31, 2014 is 4.0 years.

The following table represents nonvested options:

		Number of Shares	Weighted Avg. Grant Date Fair Value
Nonvested options,	December 31, 2013	423,327	$6.59
Granted		116,990	7.72
Vested		(178,135)	6.60
Forfeited		(26,378)	6.56
Nonvested options,	December 31, 2014	335,804	$6.98

NOTE 15.	Regulatory Matters

The Company is a legal entity separate and distinct from its subsidiary, the Bank. There are various legal and regulatory limitations on the extent to which the Bank can, among other things, finance, or otherwise supply funds to, the Company. Specifically, dividends from the Bank are the principal source of the Company's cash funds and there are certain legal restrictions under Pennsylvania law and Pennsylvania banking regulations on the payment of dividends by state-chartered banks. The relevant regulatory agencies also have authority to prohibit the Company and the Bank from engaging in what, in the opinion of such regulatory body, constitutes an unsafe or unsound banking practice. The payment of dividends from the Bank to the Company could, depending upon the financial condition of the Company and the Bank, be deemed to constitute such an unsafe or unsound practice.

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

Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth below) of total and Tier 1 capital (as defined in the regulations) to risk-weighted assets and of Tier 1 capital to average assets. Management believes, as of December 31, 2014, that the Company and the Bank meet all capital adequacy requirements to which they are subject.

As of December 31, 2014, the Bank was categorized as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized the Bank must maintain minimum total risk-based, Tier 1 risk-based and Tier 1 leverage ratios as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.
The following table presents the risk-based and leverage capital amounts and ratios for the Company and the Bank:

	Actual			For Capital Adequacy Purposes				To Be Well-Capitalized Under Prompt Corrective Action Provisions
(dollars in thousands)	Amount	Ratio		Amount		Ratio		Amount		Ratio
Company as of December 31, 2014
Risk-based capital ratios:
Total capital	$294,396	13.42%	≥	$175,503	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	269,397	12.28	≥	87,752	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	269,397	9.00	≥	119,668	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2014
Risk-based capital ratios:
Total capital	$276,358	12.60%	≥	$175,502	≥	8.0%	≥	$219,377	≥	10.0%
Tier 1 capital	251,360	11.46	≥	87,751	≥	4.0	≥	131,626	≥	6.0
Leverage ratio	251,360	8.40	≥	119,667	≥	4.0	≥	149,583	≥	5.0
Company as of December 31, 2013
Risk-based capital ratios:
Total capital	$284,808	14.59%	≥	$156,168	≥	8.0%	≥	N/A	≥	N/A
Tier 1 capital	261,697	13.41	≥	78,084	≥	4.0	≥	N/A	≥	N/A
Leverage ratio	261,697	9.39	≥	111,482	≥	4.0	≥	N/A	≥	N/A
Bank as of December 31, 2013
Risk-based capital ratios:
Total capital	$274,954	14.09%	≥	$156,101	≥	8.0%	≥	$195,126	≥	10.0%
Tier 1 capital	251,844	12.91	≥	78,050	≥	4.0	≥	117,076	≥	6.0
Leverage ratio	251,844	9.04	≥	111,448	≥	4.0	≥	139,310	≥	5.0

On April 29, 2010, the Bank consented and agreed to the issuance of a Consent Order (Order) by the FDIC, the Bank's federal banking regulator and a substantially similar consent order by the Pennsylvania Department of Banking, which in 2012 was renamed the Pennsylvania Department of Banking and Securities (PaDOB). The Order required the Bank to take all necessary steps, consistent with the Order and sound banking practices, to correct and prevent certain unsafe or unsound banking practices and violations of law or regulation alleged by the FDIC to have been committed by the Bank. Among other things, the Order required certain analyses and assessments, including an analysis and assessment of the Bank Secrecy Act (BSA) and Office of Foreign Assets Control (OFAC) staffing needs and qualifications and an analysis and assessment of the independence and performance of the Company's directors and senior executive officers. It also required the development, adoption and implementation of a system of internal controls designed to ensure full compliance with BSA and OFAC provisions; training programs to ensure that all appropriate personnel are aware of and can comply with applicable requirements of BSA and OFAC provisions; periodic reviews by internal and external auditors of compliance with BSA and OFAC provisions; and a review by an independent third party of the Bank's compliance with the Order. Most of these Order remediation-related expenses were incurred prior to 2012. The Bank paid a nonrecurring $1.5 million civil money penalty assessed by the FDIC during the third quarter of 2012 associated with alleged deficiencies as noted in the Order. The expense impact of the civil money penalty is included in the regulatory assessments line on the consolidated statement of income for the year ended December 31, 2012. The FDIC terminated the Order effective October 16, 2012. Earlier that year, the PaDOB had terminated their substantially similar order effective April 12, 2012.

Regulatory Capital Changes
In July 2013, the federal banking agencies issued final rules to implement the Basel III regulatory capital reforms and changes required by the Dodd-Frank Wall Street Reform and Consumer Protection Act (Dodd-Frank Act). The phase-in period for community banking organizations begins January 1, 2015, while larger institutions (generally those with assets of $250 billion or more) began compliance on January 1, 2014. The final rules call for the following capital requirements:

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
We have evaluated these new rules and believe the Company and the Bank will be able to comply with the targeted capital ratios upon implementation of the revised requirements, as finalized.

NOTE 16.	Employee Benefit Plan

The Company has established a 401(k) Retirement Savings Plan for all of its employees who meet eligibility requirements. Employees can make voluntary contributions to the Plan. The Company currently provides a safe harbor matching contribution of 100% of the amount of the employee contribution up to 3% of the employee's salary and 50% of the amount of the employee contribution that exceeds 3% of the employee's salary, up to 5% of the employee's salary. Safe harbor matching contributions vest immediately. The amount charged to expense for safe harbor matching contributions and administrative fees was $937,000, $865,000 and $785,000 in 2014, 2013 and 2012, respectively.

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

As required, financial and certain nonfinancial assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The following table sets forth the Company's financial assets that were measured at fair value on a recurring basis by level within the fair value hierarchy:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2014
U.S. Government agency securities	$32,788	$—	$32,788	$—
Residential MBSs	60,149	—	60,149	—
Agency CMOs	405,009	—	405,009	—
Municipal securities	30,092	—	30,092	—
Securities available for sale	$528,038	$—	$528,038	$—

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
U.S. Government agency securities	$29,926	$—	$29,926	$—
Residential MBSs	62,500	—	62,500	—
Agency CMOs	467,064	—	467,064	—
Municipal securities	26,433	—	26,433	—
Securities available for sale	$585,923	$—	$585,923	$—

As of December 31, 2014 and December 31, 2013, the Company did not have any liabilities that were measured at fair value on a recurring basis.

Impaired Loans (Generally Carried at Fair Value)

Impaired loans that are measured at fair value on a nonrecurring basis include collateral dependent loans for which an impairment has been recorded by the Company based on the fair value of the loan's collateral, net of expected selling costs. Fair value is generally determined based upon independent third party appraisals or valuations of the collateral properties. The discount rates used on collateral dependent loans vary based on the type of collateral. The range of discount rates used for real estate collateral ranged from 10% to 35% and the weighted-average rate was 20% and 21% as of December 31, 2014 and December 31, 2013, respectively; inventory and equipment is generally discounted at 50% and accounts receivable are generally discounted by 20%. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. The fair value consists of the loan balance less any valuation allowance. The valuation allowance amount is calculated as the difference between the recorded investment in a loan and the discounted collateral value.

At December 31, 2014, the cumulative fair value of nine impaired collateral dependent loans with individual allowance allocations totaled $3.9 million, net of valuation allowances of $5.6 million, and the current fair value of impaired collateral dependent loans that were partially charged off during 2014 totaled $5.3 million, net of charge-offs of $2.4 million. At December 31, 2013, the cumulative fair value of six impaired collateral dependent loans with individual allowance allocations totaled $5.7 million, net of valuation allowances of $5.6 million, and the current fair value of impaired collateral dependent loans that were partially charged off during 2013 totaled $10.4 million, net of charge-offs of $2.9 million. The Company's impaired loans are more fully discussed in Note 4.

 Foreclosed Assets (Carried at Lower of Cost or Fair Value)

The fair value of real estate acquired through foreclosure is based on independent third party appraisals of the properties, less estimated selling costs. A standard discount rate of 15%, to cover estimated costs to sell the property, is generally used on the most recent appraisal to determine the fair value of the real estate. These assets are included as Level 3 fair values, based upon the lowest level of unobservable input that is significant to the fair value measurements. At December 31, 2014, there were no foreclosed assets with a valuation allowance recorded subsequent to initial foreclosure. At December 31, 2013, the carrying value of foreclosed assets with valuation allowances recorded subsequent to initial foreclosure was $1.9 million, which was net of a valuation allowance of $62,000.

The determination of the fair value of assets measured on a nonrecurring basis is sensitive to changes in economic conditions and can fluctuate in a relatively short period of time. For assets measured at fair value on a nonrecurring basis, the fair value measurements by level within the fair value hierarchy used were as follows:

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2014
Impaired collateral dependent loans with specific allocations	$3,882	$—	$—	$3,882
Impaired collateral dependent loans net of partial charge-offs	5,263	—	—	5,263
Total	$9,145	$—	$—	$9,145

		Fair Value Measurements at Reporting Date Using
Description		Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Total	(Level 1)	(Level 2)	(Level 3)
December 31, 2013
Impaired collateral dependent loans with specific allocations	$5,707	$—	$—	$5,707
Impaired collateral dependent loans net of partial charge-offs	10,428	—	—	10,428
Foreclosed assets	1,938	—	—	1,938
Total	$18,073	$—	$—	$18,073

The Company's policy is to recognize transfers between levels as of the beginning of the period. There were no transfers between levels 1 and 2 or between levels 2 and 3 for the twelve months ended December 31, 2014.

The following information should not be interpreted as an estimate of the fair value of the entire Company since a fair value calculation is only provided for a limited portion of the Company's assets and liabilities. Due to a wide range of valuation techniques and the degree of subjectivity used in making the estimates, comparisons between the Company's disclosures and those of other companies may not be meaningful. The following valuation techniques were used to estimate the fair values of the Company's financial instruments at December 31, 2014 and 2013:

Cash and Cash Equivalents (Carried at Cost)

Cash and cash equivalents include cash and balances due from banks, all of which have original maturities of 90 days or less. The carrying amounts reported in the balance sheet for cash and short-term instruments approximate those assets' fair values.

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

Loans Held for Sale (Carried at Lower of Cost or Fair Value)

The fair value of loans held for sale is determined, when possible, using quoted secondary-market prices. If no such quoted prices exist, the fair value of a loan is determined using quoted prices for a similar loan or loans, adjusted for the specific attributes of that loan. The Company did not write down any loans held for sale during the years ended December 31, 2014 and 2013.

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

Restricted Investment in Bank Stock (Carried at Cost)

The carrying amount of restricted investments in bank stock approximates fair value and considers the limited marketability of such securities. The restricted investments in bank stock consisted of FHLB and ACBB stock at December 31, 2014 and 2013.

Accrued Interest Receivable and Payable (Carried at Cost)

The carrying amount of accrued interest receivable and accrued interest payable approximates its fair value.

Deposit Liabilities (Carried at Cost)

The fair values disclosed for demand deposits (e.g., interest and noninterest-bearing checking) are, by definition, equal to the amount payable on demand at the reporting date (i.e., their carrying amounts). The fair value of savings and money market accounts are reported based on the carrying amount. Fair values for fixed-rate certificates of deposits (CDs) are estimated using a discounted cash flow calculation that applies interest rates currently being offered in the market on certificates to a schedule of aggregated expected monthly maturities on time deposits.

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

The estimated fair values of the Company's financial instruments were as follows:

Fair Value Measurements at December 31, 2014
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$42,832	$42,832	$42,832	$—	$—
Securities	853,032	847,961	—	847,961	—
Loans, held for sale	4,996	5,037	—	—	5,037
Loans receivable, net	1,973,536	1,980,846	—	—	1,980,846
Restricted investments in bank stock	15,223	15,223	—	—	15,223
Accrued interest receivable	7,349	7,349	7,349	—	—
Financial liabilities:
Deposits	$2,380,672	$2,383,085	$—	$—	$2,383,085
Short-term borrowings	333,475	333,475	333,475	—	—
Accrued interest payable	325	325	325	—	—
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—	—

Fair Value Measurements at December 31, 2013
			Quoted Prices in Active Markets for Identical Assets	Significant Other Observable Inputs	Significant Unobservable Inputs
(in thousands)	Carrying Amount	Fair Value	(Level 1)	(Level 2)	(Level 3)
Financial assets:
Cash and cash equivalents	$44,996	$44,996	$44,996	$—	$—
Securities	869,737	849,620	—	849,620	—
Loans, held for sale	6,225	6,371	—	—	6,371
Loans receivable, net	1,727,762	1,734,609	—	—	1,734,609
Restricted investments in bank stock	20,564	20,564	—	—	20,564
Accrued interest receivable	7,059	7,059	7,059	—	—
Financial liabilities:
Deposits	$2,239,621	$2,241,179	$—	$—	$2,241,179
Short-term borrowings	277,750	277,750	277,750	—	—
Long-term debt	15,800	12,642	—	—	12,642
Accrued interest payable	218	218	218	—	—
Off-balance sheet instruments:
Standby letters of credit	$—	$—	$—	$—	$—
Commitments to extend credit	—	—	—	—	—

NOTE 18.    Commitments and Contingencies

In January 2005, the Company entered into an agreement for naming rights to Metro Bank Park located on Harrisburg City Island, Harrisburg, Pennsylvania. Metro Bank Park is home of the Harrisburg Senators, an AA team affiliated with Major League Baseball. The term of the naming rights agreement is 15 years with a total obligation of $3.5 million spread over the term. As of December 31, 2014, the remaining obligation was $933,000.

The Company has entered into a land lease for the premises located at the corner of Airport Rd & Rt. 501 (Lititz Pike), Manheim Township, Lancaster County, PA.  The Company plans to construct a full-service store on this property to be opened in the future. The 20-year lease term commences after all required regulatory approvals have been obtained.

The Company owns land at 105 N. George Street, York City, York County, Pennsylvania. The Company plans to construct a full-service store on this property to be opened in the future.

On November 10, 2008, Metro announced it had entered into a services agreement with Fiserv Solutions, Inc. (Fiserv). The agreement, effective November 7, 2008, is for a period of seven years, following the date Fiserv Services are first used in live production, subject to automatic renewal for additional terms of two years unless either party gives the other written notice of nonrenewal at least 180 days prior to the expiration date of the term. The initial investment with Fiserv was $3.4 million. As of December 31, 2014, the remaining expected obligation for support, license fees and processing services was $11.1 million over the next 1.5 years. The various services include: core system hosting, item processing, deposit and loan processing, electronic banking, data warehousing and other banking functions.

In addition, the Company is also subject to certain routine legal proceedings and claims arising in the ordinary course of business. It is management's opinion that the ultimate resolution of these claims will not have a material adverse effect on the Company's financial position and results of operations.

NOTE 19.	Related Party Transactions

In prior years, the Company has engaged in certain transactions with entities which are considered related parties. Payments for goods and services to these related parties totaled $0, $0 and $128,000 in 2014, 2013 and 2012, respectively. Management believes disbursements made to related parties were substantially equivalent to those that would have been paid to unaffiliated companies for similar goods and services.

NOTE 20.	Quarterly Financial Data (unaudited)

The following represents summarized unaudited quarterly financial data of the Company which, in the opinion of management, reflects adjustments (comprising only normal recurring accruals) necessary for fair presentation, note that certain balances may not cross foot due to rounding:

	Three Months Ended
(in thousands, except per share amounts)	December 31	September 30	June 30	March 31

2014
Interest income	$27,493	$27,001	$25,981	$25,307
Interest expense	1,875	2,146	1,986	1,972
Net interest income	25,618	24,855	23,995	23,335
Provision for loan losses	2,650	2,100	1,100	900
Noninterest income	7,519	7,629	7,495	7,078
Net gains (losses) on sales of securities	(119)	26	—	11
Noninterest expense	22,369	22,376	23,021	22,782
Provision for federal income taxes	2,559	2,507	2,288	1,787
Net income	5,559	5,501	5,081	4,944
Net income per share:
Basic	$0.39	$0.39	$0.36	$0.35
Diluted	0.38	0.38	0.35	0.34

2013
Interest income	$25,403	$24,866	$24,612	$24,445
Interest expense	2,074	1,999	2,013	2,110
Net interest income	23,329	22,867	22,599	22,335
Provision for loan losses	1,575	1,200	1,800	2,300
Noninterest income	7,965	7,516	7,334	7,375
Net gains (losses) on sales/calls of securities	643	—	(9)	30
Noninterest expense	22,737	22,443	22,360	22,329
Provision for federal income taxes	2,091	2,064	1,725	1,436
Net income	4,891	4,676	4,048	3,645
Net income per share:
Basic	$0.34	$0.33	$0.28	$0.26
Diluted	0.34	0.32	0.28	0.26

NOTE 21.	Condensed Financial Statements of Parent Company

Balance Sheets

	December 31,
(in thousands)	2014	2013
Assets
Cash	$18,976	$10,308
Investment in subsidiaries:
Banking subsidiary	247,485	235,329
Nonbanking subsidiaries	—	800
Other assets	61	40
Total assets	$266,522	$246,477
Liabilities
Long-term debt	$—	$15,800
Other liabilities	999	494
Total liabilities	999	16,294
Stockholders' Equity
Total stockholders' equity	265,523	230,183
Total liabilities and stockholders' equity	$266,522	$246,477

Statements of Income and Comprehensive Income (Loss)

	Years Ended December 31,
(in thousands)	2014	2013	2012
Income
Dividends from bank subsidiary	$25,000	$—	$—
Interest income	46	62	95
Debt prepayment charge	—	—	(140)
	25,046	62	(45)
Expenses
Interest expense	939	1,227	1,949
Other	1,287	556	1,441
	2,226	1,783	3,390
Income (loss) before income tax benefit and equity in undistributed income (losses) of subsidiaries	22,820	(1,721)	(3,435)
Income tax benefit	763	595	1,168
	23,583	(1,126)	(2,267)
Equity in undistributed income (losses) of bank subsidiary	(2,498)	18,386	13,161
Net income	$21,085	$17,260	$10,894
Comprehensive income
Net income	$21,085	$17,260	$10,894
Equity in other comprehensive income (loss) of bank subsidiary	12,640	(23,755)	3,426
Total comprehensive income (loss)	$33,725	$(6,495)	$14,320
Supplemental disclosure:
Bank subsidiary net income	$22,502	$18,386	$13,161
Bank subsidiary total comprehensive income (loss)	35,142	(5,369)	16,587

Statements of Cash Flows

	Years Ended December 31,
(in thousands)	2014	2013	2012
Operating Activities
Net income	$21,085	$17,260	$10,894
Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Amortization of financing costs	34	2	29
Stock-based compensation	811	948	1,082
Debt prepayment charge	—	—	140
Increase (decrease) in other liabilities	505	(243)	217
(Increase) decrease in other assets	745	(11)	2,625
Equity in undistributed (income) losses of bank subsidiary	2,498	(18,386)	(13,161)
Net cash provided by (used by) operating activities	25,678	(430)	1,826
Investing Activities
Investment in bank subsidiary	(2,011)	(1,369)	(1,126)
Net cash used by investing activities	(2,011)	(1,369)	(1,126)
Financing Activities
Proceeds from common stock options exercised	932	304	—
Proceeds from issuance of common stock under stock purchase plan	77	67	44
Repayment of long-term debt	(15,800)	—	(8,540)
Tax benefit on exercise of stock options	191	51	—
Cash dividends on preferred stock	(80)	(80)	(80)
Purchase of treasury stock	(319)	—	—
Net cash provided by (used by) financing activities	(14,999)	342	(8,576)
Increase (decrease) in cash and cash equivalents	8,668	(1,457)	(7,876)
Cash and cash equivalents at beginning of the year	10,308	11,765	19,641
Cash and cash equivalents at end of year	$18,976	$10,308	$11,765